                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM N-4

            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933


Pre-Effective Amendment No.                                              / /
                               ---------

Post-Effective Amendment No.             (File No.           )           / /
                               ---------

                                     and/or

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940

         Amendment No.             24       (File No. 811-07511)         /X/
                               ---------

                        (Check appropriate box or boxes)

              RIVERSOURCE OF NEW YORK VARIABLE ANNUITY ACCOUNT 2
                 (PREVIOUSLY ACL VARIABLE ANNUITY ACCOUNT 2)
--------------------------------------------------------------------------------
                           (Exact Name of Registrant)

                  RiverSource Life Insurance Co. of New York
            (previously American Centurion Life Assurance Company)
--------------------------------------------------------------------------------
                               (Name of Depositor)

20 Madison Avenue Extension, Albany NY                             12203
--------------------------------------------------------------------------------
(Address of Depositor's Principal Executive Offices)            (Zip Code)

Depositor's Telephone Number, including Area Code              (612) 671-2237
--------------------------------------------------------------------------------

 Mary Ellyn Minenko, 50605 Ameriprise Financial Center, Minneapolis, MN 55474
--------------------------------------------------------------------------------
                     (Name and Address of Agent for Service)

Approximate date of proposed public offering: As soon as practicable after the effective date of this registration statement.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8 (a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to Section 8 (a), may determine.

Title of securities being registered: [Interests under Flexible Premium Deferred Variable Annuity Contracts.]

No filing fee is due because an indefinite amount of securities is deemed to have been registered in reliance on Section 24(f) of the Investment Company Act of 1940.

Explanatory Note
----------------
Registrant is filing this registration statement to register interests under
----------------------------------------------------------------------------
the RiverSource Endeavor Select(SM) Variable Annuity, RiverSource
-----------------------------------------------------------------
Innovations(SM) Variable Annuity and RiverSource Innovations(SM) Select
-----------------------------------------------------------------------
Variable Annuity described herein ("Contracts") on a new Form N-4. Interests
----------------------------------------------------------------------------
under the Contracts were previously registered on Form N-4 (File No.
--------------------------------------------------------------------
333-101051). IDS Life Insurance Company of New York ("IDS Life of New York")
----------------------------------------------------------------------------
became the issuer of the Contracts following the merger of its wholly-owned
---------------------------------------------------------------------------
subsidiary, American Centurion Life Assurance Company, with and into IDS Life
-----------------------------------------------------------------------------
of New York. At the time of the merger, IDS Life of New York was renamed
------------------------------------------------------------------------
RiverSource Life Insurance Co. of New York ("RiverSource Life of NY"). As a
---------------------------------------------------------------------------
result of the merger, ACL Variable Life Account 2 was transferred to
--------------------------------------------------------------------
RiverSource Life of New York and changed its name to RiverSource of New York
----------------------------------------------------------------------------
Variable Life Account 2.
------------------------

PROSPECTUS


JAN. 2, 2007


RIVERSOURCE

ENDEAVOR SELECT(SM) VARIABLE ANNUITY

INDIVIDUAL FLEXIBLE PURCHASE PAYMENT DEFERRED COMBINATION FIXED/VARIABLE
ANNUITY


ISSUED BY: RIVERSOURCE LIFE INSURANCE CO. OF NEW YORK (RIVERSOURCE LIFE OF NY)


           20 Madison Avenue Extension
           P.O. Box 5555
           Albany, NY 12205-0555
           Telephone: (800) 504-0469
           (Home Office)


           RIVERSOURCE LIFE OF NEW YORK VARIABLE ANNUITY ACCOUNT 2 (PREVIOUSLY ACL VARIABLE ANNUITY ACCOUNT 2)


This prospectus contains information that you should know before investing. Prospectuses are also available for:

AIM Variable Insurance Funds, Series II Shares                    Goldman Sachs Variable Insurance Trust (VIT)
AllianceBernstein Variable Products Series Fund, Inc. (Class B)   MFS(R) Variable Insurance Trust(SM) - Service Class
American Century(R) Variable Portfolios, Inc., Class II           Oppenheimer Variable Account Funds, Service Shares
Columbia Funds Variable Insurance Trust                           Putnam Variable Trust - Class IB Shares
Dreyfus Investment Portfolios, Service Share Class                RiverSource(SM) Variable Portfolio Funds

Dreyfus Variable Investment Fund, Service Share Class             The Universal Institutional Funds, Inc., Class II Shares
Fidelity(R) Variable Insurance Products Service Class 2           Van Kampen Life Investment Trust Class II Shares
Franklin(R) Templeton(R) Variable Insurance Products              Wanger Advisors Trust
   Trust (FTVIPT) - Class 2


Please read the prospectuses carefully and keep them for future reference.

Contracts purchased prior to June 19, 2006 with a seven-year withdrawal charge schedule receive a purchase payment credit for each payment made to the contract. Purchase payment credits are not available on contracts purchased on or after June 19, 2006. Expense charges for contracts with purchase payment credits may be higher than expenses for contracts without such credits. The amount of the credit may be more than offset by any additional fees and charges associated with the credit. The credits may be reversed in certain circumstances. (See "Buying Your Contract -- Purchase Payment Credits.") Purchase payment credits are not available for contracts with a five-year withdrawal charge schedule.

THE SECURITIES AND EXCHANGE COMMISSION (SEC) HAS NOT APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

AN INVESTMENT IN THIS CONTRACT IS NOT A DEPOSIT OF A BANK OR FINANCIAL INSTITUTION AND IS NOT INSURED OR GUARANTEED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION (FDIC) OR ANY OTHER GOVERNMENT AGENCY. AN INVESTMENT IN THIS CONTRACT INVOLVES INVESTMENT RISK INCLUDING THE POSSIBLE LOSS OF PRINCIPAL.


A Statement of Additional Information (SAI), dated May 1, 2006, is incorporated by reference into this prospectus. It is filed with the SEC and is available without charge by contacting RiverSource Life of NY at the telephone number and address listed above. The table of contents of the SAI is on the last page of this prospectus. The SEC maintains an Internet site. This prospectus, the SAI and other information about the product are available on the EDGAR Database on the SEC's Internet site at (http://www.sec.gov).


Variable annuities are insurance products that are complex investment vehicles. Before you invest, be sure to ask your investment professional about the variable annuity's features, benefits, risks and fees, and whether the variable annuity is appropriate for you, based upon your financial situation and objectives.


This prospectus provides a general description of the contract and optional benefits. Your actual contract and any riders or endorsements are the controlling documents. RiverSource Life of NY has not authorized any person to give any information or to make any representations regarding the contract other than those contained in this prospectus or the fund prospectuses. Do not rely on any such information or representations.



------------------------------------------------------------------------------

RIVERSOURCE ENDEAVOR SELECT VARIABLE ANNUITY
- ISSUED BY RIVERSOURCE LIFE INSURANCE CO. OF NEW YORK - PROSPECTUS 1

RiverSource Life of NY offers several different annuities which your investment professional may or may not be authorized to offer to you. Each annuity has different features and optional benefits that may be appropriate for you based on your individual financial situation and needs, your age and how you intend to use the annuity. The different features and benefits may include the investment and fund manager options, variations in interest rate amount and guarantees, credits, withdrawal charge schedules and access to annuity account values. The fees and charges you will pay when buying, owning and withdrawing money from the contract we describe in this prospectus may be more or less than the fees and charges of other variable annuities we issue. A securities broker dealer authorized to sell the contract described in this prospectus (selling firm) may not offer all the variable annuities we issue. In addition, some selling firms may prohibit their investment professionals from offering the contract and/or optional benefits described herein to persons over a certain age (which may be lower than age limits we set), or may otherwise restrict the sale of the optional benefits described herein by their investment professionals. You should ask your investment professional about his or her selling firm's ability to offer you other variable annuities we issue (which might have lower fees and charges than the contract described in this prospectus), and any limits the selling firm has placed on your investment professional's ability to offer you the contract and/or optional riders described in this prospectus.


TABLE OF CONTENTS

KEY TERMS ...................................................................3
THE CONTRACT IN BRIEF .......................................................5
EXPENSE SUMMARY .............................................................7
CONDENSED FINANCIAL INFORMATION (UNAUDITED) ................................13
FINANCIAL STATEMENTS .......................................................13
THE VARIABLE ACCOUNT AND THE FUNDS .........................................13
THE FIXED ACCOUNT ..........................................................23
BUYING YOUR CONTRACT .......................................................25
CHARGES ....................................................................27
VALUING YOUR INVESTMENT ....................................................33
MAKING THE MOST OF YOUR CONTRACT ...........................................35
WITHDRAWALS ................................................................44
TSA -- SPECIAL WITHDRAWAL PROVISIONS .......................................45
CHANGING OWNERSHIP .........................................................45
BENEFITS IN CASE OF DEATH ..................................................46
OPTIONAL BENEFITS ..........................................................48
THE ANNUITY PAYOUT PERIOD ..................................................65
TAXES ......................................................................67
VOTING RIGHTS ..............................................................70
SUBSTITUTION OF INVESTMENTS ................................................70
ABOUT THE SERVICE PROVIDERS ................................................71
ADDITIONAL INFORMATION .....................................................73
APPENDIX A: EXAMPLE --
   INCOME ASSURER BENEFIT(SM) RIDER FEE ....................................75
APPENDIX B: EXAMPLE -- WITHDRAWAL CHARGES ..................................76
APPENDIX C: EXAMPLE -- DEATH BENEFITS ......................................79
APPENDIX D: EXAMPLE --
   ACCUMULATION PROTECTOR BENEFIT(SM) RIDER ................................80
APPENDIX E: EXAMPLE --
   GUARANTOR WITHDRAWAL BENEFIT FOR LIFE(SM) RIDER .........................82
APPENDIX F: GUARANTOR WITHDRAWAL BENEFIT FOR LIFE(SM)
   RIDER -- ADDITIONAL RMD DISCLOSURE ......................................84
APPENDIX G: GUARANTOR(SM) WITHDRAWAL BENEFIT RIDER .........................86

APPENDIX H: GUARANTOR(SM) WITHDRAWAL BENEFIT RIDER --
   ADDITIONAL RMD DISCLOSURE ...............................................91
APPENDIX I: EXAMPLE --
   GUARANTOR(SM) WITHDRAWAL BENEFIT RIDER ..................................92
APPENDIX J: EXAMPLE --
   INCOME ASSURER BENEFIT(SM) RIDERS .......................................94
APPENDIX K: CONDENSED FINANCIAL INFORMATION
   (UNAUDITED) .............................................................99
TABLE OF CONTENTS OF THE
   STATEMENT OF ADDITIONAL INFORMATION ....................................107


CORPORATE CONSOLIDATION


On Dec. 31, 2006, American Centurion Life Assurance Company merged into an affiliate company, IDS Life Insurance Company of New York (IDS Life NY). At that time, IDS Life NY changed its name to RiverSource Life Insurance Co. of New York. This merger helped simplify the overall corporate structure because the two life insurance companies were consolidated into one. This consolidation and renaming does not have any adverse effect on the features or benefits of any contract.



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2 RIVERSOURCE ENDEAVOR SELECT VARIABLE ANNUITY
- ISSUED BY RIVERSOURCE LIFE INSURANCE CO. OF NEW YORK - PROSPECTUS

KEY TERMS

These terms can help you understand details about your contract.

ACCUMULATION UNIT: A measure of the value of each subaccount before annuity payouts begin.


ANNUITANT: The person on whose life or life expectancy the annuity payouts are based.


ANNUITY PAYOUTS: An amount paid at regular intervals under one of several plans.

ASSUMED INVESTMENT RATE: The rate of return we assume your investments will earn when we calculate your initial annuity payout amount using the annuity table in your contract. The standard assumed investment rate we use is 3.5% but you may request we substitute an assumed investment rate of 5.0%. The 5.0% assumed investment rate is not available for any contracts with a five-year withdrawal charge schedule and a MAV Death Benefit.

BENEFICIARY: The person you designate to receive benefits in case of the owner's or annuitant's death while the contract is in force.

CLOSE OF BUSINESS: The time the New York Stock Exchange (NYSE) closes (4 p.m. Eastern time unless the NYSE closes earlier).

CODE: The Internal Revenue Code of 1986, as amended.

CONTRACT: A deferred annuity contract that permits you to accumulate money for retirement by making one or more purchase payments. It provides for lifetime or other forms of payouts beginning at a specified time in the future.

CONTRACT VALUE: The total value of your contract before we deduct any applicable charges.

CONTRACT YEAR: A period of 12 months, starting on the effective date of your contract and on each anniversary of the effective date.

FIXED ACCOUNT: Our general account which includes the one-year fixed account and the DCA fixed account. Amounts you allocate to the fixed account earn interest rates we declare periodically.

FUNDS: Investment options under your contract. You may allocate your purchase payments into subaccounts investing in shares of any or all of these funds.

OWNER (YOU, YOUR): The person who controls the contract (decides on investment allocations, transfers, payout options, etc.). Usually, but not always, the owner is also the annuitant. The owner is responsible for taxes, regardless of whether he or she receives the contract's benefits.

PURCHASE PAYMENT CREDITS: For contracts purchased prior to June 19, 2006 with a seven-year withdrawal schedule only, an addition we make to your contract value. We base the amount of the credit on total net payments (total payments less total withdrawals). We apply the credit to your contract based on your current payment. Purchase payment credits are not available on contracts purchased on or after June 19, 2006.

QUALIFIED ANNUITY: A contract that you purchase to fund one of the following tax-deferred retirement plans that is subject to applicable federal law and any rules of the plan itself:

o     Individual Retirement Annuities (IRAs) under Section 408(b) of the Code

o     Roth IRAs under Section 408A of the Code

o     Simplified Employee Pension (SEP) plans under Section 408(k) of the Code

o     Tax-Sheltered Annuity (TSA) rollovers under Section 403(b) of the Code

A qualified annuity will not provide any necessary or additional tax deferral if it is used to fund a retirement plan that is already tax-deferred.

All other contracts are considered NONQUALIFIED ANNUITIES.

RETIREMENT DATE: The date when annuity payouts are scheduled to begin.

RIDER EFFECTIVE DATE: The date you add a rider to the contract.


RIVERSOURCE LIFE OF NY: In this prospectus, "we," "us," "our" and "RiverSource Life of NY" refer to RiverSource Life Insurance Co. of New York.



------------------------------------------------------------------------------

RIVERSOURCE ENDEAVOR SELECT VARIABLE ANNUITY
- ISSUED BY RIVERSOURCE LIFE INSURANCE CO. OF NEW YORK - PROSPECTUS 3

VALUATION DATE: Any normal business day, Monday through Friday, on which the NYSE is open, up to the close of business. At the close of business, the next valuation date begins. We calculate the accumulation unit value of each subaccount on each valuation date. If we receive your purchase payment or any transaction request (such as a transfer or withdrawal request) at our home office before the close of business, we will process your payment or transaction using the accumulation unit value we calculate on the valuation date we received your payment or transaction request. On the other hand, if we receive your purchase payment or transaction request at our home office at or after the close of business, we will process your payment or transaction using the accumulation unit value we calculate on the next valuation date. If you make a transaction request by telephone (including by fax), you must have completed your transaction by the close of business in order for us to process it using the accumulation unit value we calculate on that valuation date. If you were not able to complete your transaction before the close of business for any reason, including telephone service interruptions or delays due to high call volume, we will process your transaction using the accumulation unit value we calculate on the next valuation date.

VARIABLE ACCOUNT: Consists of separate subaccounts to which you may allocate purchase payments; each invests in shares of one fund. The value of your investment in each subaccount changes with the performance of the particular fund.

WITHDRAWAL VALUE: The amount you are entitled to receive if you make a full withdrawal from your contract. It is the contract value minus any applicable charges.


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4 RIVERSOURCE ENDEAVOR SELECT VARIABLE ANNUITY
- ISSUED BY RIVERSOURCE LIFE INSURANCE CO. OF NEW YORK - PROSPECTUS

THE CONTRACT IN BRIEF

PURPOSE: The purpose of the contract is to allow you to accumulate money for retirement. You do this by making one or more purchase payments. You may allocate your purchase payments to the one-year fixed account, the DCA fixed account and/or subaccounts of the separate variable account under the contract. These accounts, in turn, may earn returns that increase the value of the contract. Beginning at a specified time in the future called the retirement date, the contract provides lifetime or other forms of payout of your contract value.

It may not be advantageous for you to purchase this contract in exchange for, or in addition to, an existing annuity or life insurance policy. Generally, you can exchange one annuity for another in a "tax-free" exchange under
Section 1035 of the Code. You also generally can exchange a life insurance policy for an annuity. However, before making an exchange, you should compare both contracts carefully because the features and benefits may be different. Fees and charges may be higher or lower on your old contract than on this contract. You may have to pay a withdrawal charge when you exchange out of your old contract and a new withdrawal charge period will begin when you exchange into this contract. If the exchange does not qualify for Section 1035 treatment, you also may have to pay federal income tax on the exchange. You should not exchange your old contract for this contract, or buy this contract in addition to your old contract, unless you determine it is in your best interest.

TAX-DEFERRED RETIREMENT PLANS: Most annuities have a tax-deferred feature. So do many retirement plans under the Code. As a result, when you use a qualified annuity to fund a retirement plan that is tax-deferred, your contract will not provide any necessary or additional tax deferral for that retirement plan. A qualified annuity has features other than tax deferral that may help you reach your retirement goals. In addition, the Code subjects retirement plans to required withdrawals triggered at a certain age. These mandatory withdrawals are called required minimum distributions ("RMDs"). RMDs may reduce the value of certain death benefits and optional riders (see "Taxes -- Qualified Annuities -- Required Minimum Distributions"). You should consult your tax advisor before you purchase the contract as a qualified annuity for an explanation of the tax implications to you.

FREE LOOK PERIOD: You may return your contract to your investment professional or to our home office within the time stated on the first page of your contract and receive a full refund of the contract value, less any purchase payment credits up to the maximum withdrawal charge. (See "Buying Your Contract -- Purchase Payment Credits.") We will not deduct any contract charges or fees. However, you bear the investment risk from the time of purchase until you return the contract; the refund amount may be more or less than the payment you made. (EXCEPTION: If the law requires, we will refund all of your purchase payments.)

ACCOUNTS: Generally, you may allocate your purchase payments among any or all of:

o the subaccounts of the variable account, each of which invests in a fund with a particular investment objective. The value of each subaccount varies with the performance of the particular fund in which it invests. We cannot guarantee that the value at the retirement date will equal or exceed the total purchase payments you allocate to the subaccounts.
      (p. 13)


o the one-year fixed account, which earns interest at rates that we adjust periodically. There are restrictions on the amount you can allocate to this account as well as on transfers from this account (see "Buying Your Contract" and "Transfer policies"). (p. 23)


o the DCA fixed account, which earns interest at rates that we adjust periodically. There are restrictions on how long contract value can remain in this account (see "DCA Fixed Account"). (p. 23)

BUYING YOUR CONTRACT: There are many factors to consider carefully and fully before you buy a variable annuity and any optional benefit rider. Variable annuities -- with or without optional benefit riders -- are not right for everyone. MAKE SURE YOU HAVE ALL THE FACTS YOU NEED BEFORE YOU PURCHASE A VARIABLE ANNUITY OR CHOOSE AN OPTIONAL BENEFIT RIDER. When considering the purchase of a variable annuity and when choosing an optional benefit rider, you should always work with an investment professional you know and trust. Older persons who are considering buying a variable annuity may find it helpful to consult with or include a family member, friend or other trusted advisor in the decision making process before buying a contract.

After carefully reviewing this prospectus and any other disclosure materials you are provided, make sure you understand how the variable annuity and any optional benefit riders you choose work. Make sure that the annuity and any optional rider you are considering will meet both your current and anticipated future financial situation and needs. Some of the factors among others you may wish to consider before you buy a variable annuity or choose an optional benefit rider include:

o Your age: if you are an older person, you may not necessarily have a need for tax deferral, retirement income or a death benefit.

o How long you plan to hold your annuity: The contract has withdrawal charges. (p. 7) Does the contract meet your current and anticipated future needs for liquidity?


o How and when you plan to take money from your annuity: under current tax law, withdrawals, including withdrawals made under optional benefit riders, are taxed differently than annuity payments. In addition, certain withdrawals may be subject to a federal income tax penalty.
      (p. 44)


o Your investment objectives, how much experience you have in managing investments and how much risk you are you willing to accept.


------------------------------------------------------------------------------

RIVERSOURCE ENDEAVOR SELECT VARIABLE ANNUITY
- ISSUED BY RIVERSOURCE LIFE INSURANCE CO. OF NEW YORK - PROSPECTUS 5

o Short-term trading: if you plan to manage your investment in the contract by frequent or short-term trading, this contract is not suitable for you and you should not buy it. (p. 41)

o If you can afford the contract: are your annual income and assets adequate to buy the annuity and any optional benefit riders you may choose?

o The fees and expenses you will pay when buying, owning and withdrawing money from this contract. (p. 7)

Your investment professional will help you complete and submit an application. We are required by law to obtain certain personal information from you which will be used by us to verify your identity. If you do not provide us the information, we may not be able to issue your contract. If we are unable to verify your identity, we reserve the right to reject your application or take such other steps as we deem reasonable. Applications are subject to acceptance at our home office. You may buy a nonqualified annuity or a qualified annuity. After your initial purchase payment, you have the option of making additional purchase payments in the future. Purchase payment amounts and purchase payment timing may be limited under the terms of your contract or pursuant to state requirements.

MINIMUM INITIAL PURCHASE PAYMENT

   $10,000

MINIMUM ADDITIONAL PURCHASE PAYMENTS

   $100 for all other payment types

MAXIMUM TOTAL PURCHASE PAYMENTS*

   $1,000,000


* This limit applies in total to all RiverSource Life of NY annuities you own. We reserve the right to waive or increase the maximum limit. For qualified annuities, the Code's limits on annual contributions also apply. We may also restrict cumulative additional purchase payments to $100,000 for contracts with the Guarantor Withdrawal Benefit for Life(SM) rider and will restrict cumulative additional purchase payments to $100,000 for contracts with the Guarantor(SM) Withdrawal Benefit rider. Additional purchase payments are restricted during the waiting period after the first 180 days immediately following the effective date of the Accumulation Protector Benefit(SM) Rider.


TRANSFERS: Subject to certain restrictions, you currently may redistribute your contract value among the accounts without charge at any time until annuity payouts begin, and once per contract year among the subaccounts after annuity payouts begin. You may establish automated transfers among the accounts. Transfers into the DCA fixed account are not permitted. There are restrictions on the amount you can allocate to the one-year fixed account as well as on transfers from this account (see "Making the Most of Your Contract -- Transfer policies"). (p. 41)

WITHDRAWALS: You may withdraw all or part of your contract value at any time before the retirement date. You also may establish automated partial withdrawals. Withdrawals may be subject to charges and income taxes (including a 10% IRS penalty if you make withdrawals prior to your reaching age 59 1/2 and may have other tax consequences. Certain other restrictions may apply.
(p. 44)

CHANGING OWNERSHIP: You may change ownership of a nonqualified annuity by written instruction, but this may have federal income tax consequences. Restrictions apply to changing ownership of a qualified annuity. (p. 45)

BENEFITS IN CASE OF DEATH: If you or the annuitant die before annuity payouts begin, we will pay the beneficiary an amount based on the death benefit selected. (p. 46)

OPTIONAL BENEFITS: This contract offers features that are available for additional charges if you meet certain criteria. Optional benefits may require the use of a model portfolio which may limit transfers and allocations; may limit the timing, amount and allocation of the purchase payments; and may limit the amount of partial withdrawals that can be taken under the optional benefit during a contract year. (p. 48)

ANNUITY PAYOUTS: You can apply your contract value to an annuity payout plan that begins on the retirement date. You may choose from a variety of plans to make sure that payouts continue as long as you like. If you purchased a qualified annuity, the payout schedule must meet IRS requirements. We can make payouts on a fixed or variable basis, or both. During the annuity payout period, your choices for subaccounts may be limited. The DCA fixed account is not available during the payout period. (p. 65)

TAXES: Generally, income earned on your contract value grows tax-deferred until you make withdrawals or begin to receive payouts. (Under certain circumstances, IRS penalty taxes may apply.) The tax treatment of qualified and nonqualified annuities differs. Even if you direct payouts to someone else, you will be taxed on the income if you are the owner. (p. 67)

LIMITATIONS ON USE OF CONTRACT: If mandated by applicable law, including, but not limited to, federal anti-money laundering laws, we may be required to reject a purchase payment. We may also be required to block an owner's access to contract values or to satisfy other statutory obligations. Under these circumstances, we may refuse to implement requests for transfers, withdrawals or death benefits until instructions are received from the appropriate governmental authority or a court of competent jurisdiction.


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6 RIVERSOURCE ENDEAVOR SELECT VARIABLE ANNUITY
- ISSUED BY RIVERSOURCE LIFE INSURANCE CO. OF NEW YORK - PROSPECTUS

EXPENSE SUMMARY

THE FOLLOWING TABLES DESCRIBE THE FEES AND EXPENSES THAT YOU WILL PAY WHEN BUYING, OWNING AND MAKING A WITHDRAWAL FROM THE CONTRACT. THE FIRST TABLE DESCRIBES THE FEES AND EXPENSES THAT YOU WILL PAY AT THE TIME THAT YOU BUY THE CONTRACT OR MAKE A WITHDRAWAL FROM THE CONTRACT.

CONTRACT OWNER TRANSACTION EXPENSES

WITHDRAWAL CHARGE

(Contingent deferred sales charge as a percentage of purchase payments withdrawn)

You select either a seven-year or five-year withdrawal charge schedule at the time of application.

           SEVEN-YEAR SCHEDULE                           FIVE-YEAR SCHEDULE
YEARS FROM PURCHASE     WITHDRAWAL CHARGE    YEARS FROM PURCHASE    WITHDRAWAL CHARGE
  PAYMENT RECEIPT           PERCENTAGE         PAYMENT RECEIPT         PERCENTAGE
         1                      8%                    1                    8%
         2                      8                     2                    7
         3                      7                     3                    6
         4                      7                     4                    4
         5                      6                     5                    2
         6                      5                     Thereafter           0
         7                      3
         Thereafter             0

WITHDRAWAL CHARGE UNDER ANNUITY PAYOUT PLAN E -- PAYOUTS FOR A SPECIFIC
PERIOD: Under this annuity payout plan, in most cases you can elect to take a withdrawal of the remaining variable payouts. If you take a withdrawal we impose a withdrawal charge. This charge will vary based on the death benefit guarantee and the assumed investment rate (AIR) you selected for the variable payouts. The withdrawal charge equals the present value of the remaining variable payouts using an AIR of either 3.5% or 5.0% minus the present value of the remaining variable payouts using the applicable discount rate shown in the table below. (See "Charges -- Withdrawal Charge" and "The Annuity Payout Period -- Annuity Payout Plans.")

FOR CONTRACTS PURCHASED ON OR AFTER JUNE 19, 2006

IF YOUR WITHDRAWAL CHARGE SCHEDULE IS:        AND YOUR AIR IS 3.5%, THEN            AND YOUR AIR IS 5.0%, THEN
                                          YOUR DISCOUNT RATE PERCENT (%) IS:    YOUR DISCOUNT RATE PERCENT (%) IS:
QUALIFIED
Seven-year withdrawal charge schedule                   5.90%                                 7.40%
Five-year withdrawal charge schedule                    6.15%                                 7.65%

NONQUALIFIED
Seven-year withdrawal charge schedule                   6.10%                                 6.25%
Five-year withdrawal charge schedule                    7.70%                                 7.85%

FOR ALL OTHER CONTRACTS

IF YOUR WITHDRAWAL CHARGE SCHEDULE IS:        AND YOUR AIR IS 3.5%, THEN            AND YOUR AIR IS 5.0%, THEN
                                          YOUR DISCOUNT RATE PERCENT (%) IS:    YOUR DISCOUNT RATE PERCENT (%) IS:
QUALIFIED
Seven-year withdrawal charge schedule                   6.00%                                 7.50%
Five-year withdrawal charge schedule                    6.15%                                 7.65%

NONQUALIFIED
Seven-year withdrawal charge schedule                   6.20%                                 6.35%
Five-year withdrawal charge schedule                    7.70%                                 7.85%


------------------------------------------------------------------------------

RIVERSOURCE ENDEAVOR SELECT VARIABLE ANNUITY
- ISSUED BY RIVERSOURCE LIFE INSURANCE CO. OF NEW YORK - PROSPECTUS 7

THE NEXT TWO TABLES DESCRIBE THE FEES AND EXPENSES THAT YOU WILL PAY PERIODICALLY DURING THE TIME THAT YOU OWN THE CONTRACT, NOT INCLUDING FUND FEES AND EXPENSES.

ANNUAL VARIABLE ACCOUNT EXPENSES

(As a percentage of average daily subaccount value.)

YOU MUST CHOOSE A DEATH BENEFIT GUARANTEE, A QUALIFIED OR NONQUALIFIED CONTRACT AND THE LENGTH OF YOUR CONTRACT'S WITHDRAWAL CHARGE SCHEDULE. THE COMBINATION YOU CHOOSE DETERMINES THE MORTALITY AND EXPENSE RISK FEES YOU PAY. THE TABLE BELOW SHOWS THE COMBINATIONS AVAILABLE TO YOU AND THEIR COST. THE VARIABLE ACCOUNT ADMINISTRATIVE CHARGE IS IN ADDITION TO THE MORTALITY AND EXPENSE RISK FEE.

SEVEN-YEAR WITHDRAWAL CHARGE SCHEDULE FOR CONTRACTS PURCHASED ON OR AFTER JUNE 19, 2006

                                MORTALITY AND      VARIABLE ACCOUNT       TOTAL VARIABLE
                              EXPENSE RISK FEE   ADMINISTRATIVE CHARGE   ACCOUNT EXPENSE
QUALIFIED ANNUITIES
ROP Death Benefit                   0.90%                0.15%                 1.05%
MAV Death Benefit                   1.10                 0.15                  1.25

NONQUALIFIED ANNUITIES
ROP Death Benefit                   1.05                 0.15                  1.20
MAV Death Benefit                   1.25                 0.15                  1.40

SEVEN-YEAR WITHDRAWAL CHARGE SCHEDULE FOR ALL OTHER CONTRACTS

                                MORTALITY AND      VARIABLE ACCOUNT       TOTAL VARIABLE
                              EXPENSE RISK FEE   ADMINISTRATIVE CHARGE   ACCOUNT EXPENSE
QUALIFIED ANNUITIES
ROP Death Benefit                   1.00%                0.15%                 1.15%
MAV Death Benefit                   1.20                 0.15                  1.35

NONQUALIFIED ANNUITIES
ROP Death Benefit                   1.15                 0.15                  1.30
MAV Death Benefit                   1.35                 0.15                  1.50

FIVE-YEAR WITHDRAWAL CHARGE SCHEDULE FOR ALL CONTRACTS

QUALIFIED ANNUITIES
ROP Death Benefit                   1.20%                0.15%                 1.35%
MAV Death Benefit                   1.40                 0.15                  1.55

NONQUALIFIED ANNUITIES
ROP Death Benefit                   1.35                 0.15                  1.50
MAV Death Benefit                   1.55                 0.15                  1.70


------------------------------------------------------------------------------

8 RIVERSOURCE ENDEAVOR SELECT VARIABLE ANNUITY
- ISSUED BY RIVERSOURCE LIFE INSURANCE CO. OF NEW YORK - PROSPECTUS

OTHER ANNUAL EXPENSES

ANNUAL CONTRACT ADMINISTRATIVE CHARGE                                                                                        $40
(We will waive this charge when your contract value is $50,000 or more on the current contract anniversary except at full withdrawal.)

OPTIONAL LIVING BENEFITS

If eligible, you may select one of the following optional living benefits.
                            ---
Each optional living benefit requires the use of an asset allocation model portfolio. The fees apply only if you elect one of these benefits.

ACCUMULATION PROTECTOR BENEFIT(SM) RIDER FEE                                           MAXIMUM: 1.75%             CURRENT: 0.55%
(Charged annually on the contract anniversary as a percentage of the contract value or the Minimum Contract Accumulation Value, whichever is greater.)

GUARANTOR WITHDRAWAL BENEFIT FOR LIFE(SM) RIDER FEE                                    MAXIMUM: 1.50%             CURRENT: 0.65%
(Charged annually on the contract anniversary as a percentage of the contract value or the total Remaining Benefit Amount, whichever is greater.)

GUARANTOR(SM) WITHDRAWAL BENEFIT RIDER FEE                                             MAXIMUM: 1.50%             CURRENT: 0.55%
(As a percentage of contract value charged annually on the contract anniversary.)

INCOME ASSURER BENEFIT(SM) - MAV RIDER FEE                                             MAXIMUM: 1.50%             CURRENT: 0.30%
INCOME ASSURER BENEFIT(SM) - 5% ACCUMULATION BENEFIT BASE RIDER FEE                    MAXIMUM: 1.75%             CURRENT: 0.60%
INCOME ASSURER BENEFIT(SM) - GREATER OF MAV OR 5% ACCUMULATION BENEFIT BASE RIDER FEE  MAXIMUM: 2.00%             CURRENT: 0.65%
(As a percentage of the guaranteed income benefit base charged annually on the contract anniversary.)


ANNUAL OPERATING EXPENSES OF THE FUNDS

THE NEXT TWO TABLES DESCRIBE THE OPERATING EXPENSES OF THE FUNDS. THE FIRST TABLE SHOWS THE MINIMUM AND MAXIMUM TOTAL OPERATING EXPENSES CHARGED BY THE FUNDS THAT YOU MAY PAY PERIODICALLY DURING THE TIME THAT YOU OWN THE CONTRACT. THE SECOND TABLE SHOWS THE FEES AND EXPENSES CHARGED BY EACH FUND. MORE DETAIL CONCERNING EACH FUND'S FEES AND EXPENSES IS CONTAINED IN THE PROSPECTUS FOR EACH FUND.

MINIMUM AND MAXIMUM ANNUAL OPERATING EXPENSES FOR THE FUNDS

(Including management fee, distribution and/or service (12b-1) fees and other expenses)(a)

                                                                                             MINIMUM                     MAXIMUM
Total expenses before fee waivers and/or expense reimbursements                              0.53%                       1.45%

(a)   Each fund deducts management fees and other expenses from fund assets.
      Fund assets include amounts you allocate to a particular fund. Funds may also charge 12b-1 fees that are used to finance any activity that is primarily intended to result in the sale of fund shares. Because 12b-1 fees are paid out of fund assets on an ongoing basis, you may pay more if you select subaccounts investing in funds that have adopted 12b-1 plans than if you select subaccounts investing in funds that have not adopted 12b-1 plans. The fund or the fund's affiliates may pay us and/or our affiliates for promoting and supporting the offer, sale and servicing of fund shares. In addition, the fund's distributor and/or investment adviser, transfer agent or their affiliates may pay us and/or our affiliates for various services we or our affiliates provide. The amount of these payments will vary by fund and may be significant. See
      "The Variable Account and the Funds" for additional information, including potential conflicts of interest these payments may create. For a more complete description of each fund's fees and expenses and important disclosure regarding payments the fund and/or its affiliates make, please review the fund's prospectus and SAI.

TOTAL ANNUAL OPERATING EXPENSES FOR EACH FUND

(Before fee waivers and/or expense reimbursements, if applicable, as a percentage of average daily net assets)

                                                                                                 GROSS TOTAL
                                                                MANAGEMENT   12b-1     OTHER       ANNUAL
                                                                   FEES      FEES    EXPENSES     EXPENSES
AIM V.I. Basic Value Fund, Series II Shares                        0.72%     0.25%     0.30%       1.27%(1),(2)
AIM V.I. Capital Development Fund, Series II Shares                0.75      0.25      0.34        1.34(1)
AIM V.I. Mid Cap Core Equity Fund, Series II Shares                0.72      0.25      0.31        1.28(1)
AllianceBernstein VPS Balanced Shares Portfolio (Class B)          0.55      0.25      0.16        0.96(3)
AllianceBernstein VPS Growth and Income Portfolio (Class B)        0.55      0.25      0.05        0.85(3)
AllianceBernstein VPS International Value Portfolio (Class B)      0.75      0.25      0.12        1.12(3)
American Century VP Inflation Protection, Class II                 0.49      0.25      0.01        0.75(3)
American Century VP Ultra(R), Class II                             0.90      0.25      0.01        1.16(3)
American Century VP Value, Class II                                0.83      0.25        --        1.08(3)
Columbia High Yield Fund, Variable Series, Class B                 0.55      0.25      0.37        1.17(4)
Columbia Small Cap Value Fund, Variable Series, Class B            0.80      0.25      0.10        1.15(5)


------------------------------------------------------------------------------

RIVERSOURCE ENDEAVOR SELECT VARIABLE ANNUITY
- ISSUED BY RIVERSOURCE LIFE INSURANCE CO. OF NEW YORK - PROSPECTUS 9

(Before fee waivers and/or expense reimbursements, if applicable, as a percentage of average daily net assets)

                                                                                                                GROSS TOTAL
                                                                                  MANAGEMENT  12b-1    OTHER      ANNUAL
                                                                                     FEES     FEES   EXPENSES    EXPENSES
Dreyfus Investment Portfolios MidCap Stock Portfolio, Service Shares                 0.75%    0.25%    0.04%      1.04%(3)
Dreyfus Variable Investment Fund Appreciation Portfolio, Service Shares              0.75     0.25     0.05       1.05(4)
Dreyfus Variable Investment Fund International Value Portfolio, Service Shares       1.00     0.25     0.20       1.45(4)
Fidelity(R) VIP Contrafund(R) Portfolio Service Class 2                              0.57     0.25     0.09       0.91(8)
Fidelity(R) VIP Growth Portfolio Service Class 2                                     0.57     0.25     0.10       0.92(8)
Fidelity(R) VIP Investment Grade Bond Portfolio Service Class 2                      0.36     0.25     0.12       0.73(4)
Fidelity(R) VIP Mid Cap Portfolio Service Class 2                                    0.57     0.25     0.12       0.94(6)
Fidelity(R) VIP Overseas Portfolio Service Class 2                                   0.72     0.25     0.17       1.14(6)
FTVIPT Franklin Income Securities Fund - Class 2                                     0.46     0.25     0.02       0.73(7),(8)
FTVIPT Franklin Rising Dividends Securities Fund - Class 2                           0.62     0.25     0.02       0.89(7),(8),(9)
FTVIPT Franklin Small-Mid Cap Growth Securities Fund - Class 2                       0.48     0.25     0.28       1.01(8),(9)
FTVIPT Mutual Shares Securities Fund - Class 2                                       0.60     0.25     0.18       1.03(8)
FTVIPT Templeton Global Income Securities Fund - Class 2                             0.62     0.25     0.12       0.99(7)
FTVIPT Templeton Growth Securities Fund - Class 2                                    0.75     0.25     0.07       1.07(7),(8)
Goldman Sachs VIT Mid Cap Value Fund                                                 0.80       --     0.07       0.87(10)
MFS(R) New Discovery Series - Service Class                                          0.90     0.25     0.16       1.31(11),(12)
MFS(R) Total Return Series - Service Class                                           0.75     0.25     0.09       1.09(11),(12)
MFS(R) Utilities Series - Service Class                                              0.75     0.25     0.15       1.15(11),(12)
Oppenheimer Capital Appreciation Fund/VA, Service Shares                             0.64     0.25     0.02       0.91(13)
Oppenheimer Global Securities Fund/VA, Service Shares                                0.63     0.25     0.04       0.92(13)
Oppenheimer Main Street Small Cap Fund/VA, Service Shares                            0.74     0.25     0.05       1.04(13)
Oppenheimer Strategic Bond Fund/VA, Service Shares                                   0.69     0.25     0.02       0.96(13)
Putnam VT Health Sciences Fund - Class IB Shares                                     0.70     0.25     0.11       1.06(3)
Putnam VT International Equity Fund - Class IB Shares                                0.75     0.25     0.18       1.18(3)
Putnam VT Small Cap Value Fund - Class IB Shares                                     0.76     0.25     0.08       1.09(3)
Putnam VT Vista Fund - Class IB Shares                                               0.65     0.25     0.09       0.99(3)
RiverSource(SM) Variable Portfolio - Cash Management Fund                            0.33     0.13     0.16       0.62(14),(15)
RiverSource(SM) Variable Portfolio - Diversified Equity Income Fund                  0.67     0.13     0.16       0.96(14),(15),(16)
RiverSource(SM) Variable Portfolio - Global Inflation Protected Securities Fund      0.44     0.13     0.20       0.77(16),(17)
RiverSource(SM) Variable Portfolio - High Yield Bond Fund                            0.59     0.13     0.17       0.89(14),(15)
RiverSource(SM) Variable Portfolio - Large Cap Equity Fund                           0.55     0.13     0.14       0.82(14),(15),(16)
RiverSource(SM) Variable Portfolio - Mid Cap Growth Fund                             0.66     0.13     0.15       0.94(14),(15),(16)
RiverSource(SM) Variable Portfolio - S&P 500 Index Fund                              0.22     0.13     0.18       0.53(16),(17)
RiverSource(SM) Variable Portfolio - Small Cap Value Fund                            0.96     0.13     0.20       1.29(14),(15),(16)
Van Kampen Life Investment Trust Comstock Portfolio, Class II Shares                 0.56     0.25     0.03       0.84(3)
Van Kampen UIF U.S. Real Estate Portfolio, Class II Shares                           0.75     0.35     0.28       1.38(17)
Wanger International Small Cap                                                       0.95       --     0.18       1.13(3)
Wanger U.S. Smaller Companies                                                        0.90       --     0.05       0.95(3)



------------------------------------------------------------------------------

10 RIVERSOURCE ENDEAVOR SELECT VARIABLE ANNUITY
- ISSUED BY RIVERSOURCE LIFE INSURANCE CO. OF NEW YORK - PROSPECTUS

(1) Figures shown in the table are for the year ended Dec. 31, 2005 and are expressed as a percentage of the Fund's average daily net assets. There is no guarantee that actual expenses will be the same as those shown in the table. The Fund's advisor has contractually agreed to waive advisory fees and/or reimburse expenses of Series II shares to the extent necessary to limit total annual expenses of Series II shares to 1.45% of average daily nets assets. In determining the advisor's obligation to waive advisory fees and/or reimburse expenses, the following expenses are not taken into account, and could cause the total annual expenses to exceed the limit stated above: (i) interest; (ii) taxes; (iii) dividend expense on short sales; (iv) extraordinary items; (v) expenses related to a merger or reorganizations as approved by the Fund's Board of Trustees; and (vi) expenses that the Fund has incurred but did not actually pay because of an expense offset arrangement. Currently, the expense offset arrangements from which the Fund may benefit are in the form of credits that the Fund receives from banks where the Fund or its transfer agent has deposit accounts in which it holds uninvested cash. Those credits are used to pay certain expenses incurred by the Fund. The expense limitation is in effect through April 30, 2007.

(2) Effective Jan. 1, 2005 through Dec. 31, 2009, the advisor has contractually agreed to waive a portion of its advisory fees. With fee waivers, net expenses were 1.22% of average daily net assets for AIM V.I. Basic Value Fund, Series II Shares.

(3) The Fund's expense figures are based on actual expenses for the fiscal year ended Dec. 31, 2005.

(4) On April 28, 2006, Columbia High Yield Fund, Variable Series, Class B merged into Nations High Yield Bond Portfolio. On May 1, 2006, Nations High Yield Bond Portfolio changed its name to Columbia High Yield Fund, Variable Series, Class B. The Fund's advisor has contractually agreed to waive advisory fees and reimburse the Fund for certain expenses so that the total annual fund operating expenses (exclusive of distribution and service fees, brokerage commissions, interest, taxes and extraordinary expenses, if any) will not exceed 0.60% through April 30, 2007. In addition, the Fund's distributor has contractually agreed to waive 0.19% of the 12b-1 fees through April 30, 2007. If these waivers were reflected in the table, total annual fund operating expenses would be 0.66%.

(5) The Fund's distributor has voluntarily agreed to reimburse the Fund for a portion of the Class B share 12b-1 fee so that the total annual fund operating expenses (exclusive of brokerage commissions, interest, taxes and extraordinary expenses, if any) will not exceed 1.10%. If this waiver were reflected in the table, the 12b-1 fee for Class B shares would be 0.20% and total annual fund operating expenses for Class B shares would be 1.10%. This arrangement may be modified or terminated by the distributor at any time.

(6) A portion of the brokerage commissions that the Fund pays may be reimbursed and used to reduce the Fund's expenses. In addition, through arrangements with the Fund's custodian, credits realized as a result of uninvested cash balances are used to reduce the Fund's custodian expenses. Including these reductions, the net expenses would have been 0.89% for Fidelity(R) VIP Contrafund(R) Portfolio Service Class 2, 0.88% for Fidelity(R) VIP Growth Portfolio Service Class 2, 0.89% for Fidelity(R) VIP Mid Cap Portfolio Service Class 2 and 1.07% for Fidelity(R) VIP Overseas Portfolio Service Class 2. These offsets may be discontinued at any time.

(7) The Fund's administration fee is paid indirectly through the management fee.

(8) While the maximum amount payable under the Fund's class rule 12b-1 plan is 0.35% per year of the Fund's class average annual net assets, the Fund's Board of Trustees has set the current rate at 0.25% per year.

(9) The Fund's manager has agreed in advance to reduce its fees with respect to assets invested by the Fund in a Franklin Templeton Money Market Fund. This reduction is required by the Fund's Board of Trustees and an exemptive order by the Securities and Exchange Commission. The management fee reduction and net total annual expense was (0.02%) and 0.87%, respectively for FTVIPT Franklin Rising Dividends Securities Fund
      - Class 2 and (0.02%) and 0.99%, respectively for FTVIPT Franklin Small-Mid Cap Growth Securities Fund - Class 2.

(10) The Fund's annual operating expenses are based on actual expenses for the fiscal year ended Dec. 31, 2005. "Other expenses" include transfer agency fees and expenses equal on an annualized basis to 0.04% of the average daily net assets of the Fund plus all other ordinary expenses not detailed above. The Investment Adviser has voluntarily agreed to limit "Other expenses" (excluding management fees, transfer agent fees and expenses, taxes, interest, brokerage, litigation and indemnification costs, shareholder meeting and other extraordinary expenses) to the extent that such expenses exceed, on an annual basis, 0.25% of the Fund's average daily net assets. The Investment Adviser may cease or modify the expense limitations at its discretion at any time. If this occurs, other expenses and total annual operating expenses may increase without shareholder approval.

(11) Each series has adopted a distribution plan under Rule 12b-1 that permits it to pay marketing and other fees to support the sale and distribution of service class shares (these fees are referred to as distribution fees).

(12) Each series has an expense offset arrangement that reduces the series' custodian fee based upon the amount of cash maintained by the series with its custodian and dividend disbursing agent, and may have entered into brokerage arrangements, that reduced or recaptured series' expenses. Any such expense reductions are not reflected in the table. Had these expense reductions been taken into account, "Gross total annual expenses" would be lower.

(13) Expenses may vary in future years. "Other expenses" in the table include transfer agent fees, custodial fees, and accounting and legal expenses the Fund pays. The Fund's transfer agent has voluntarily agreed to limit transfer and shareholder servicing fees to 0.35% per fiscal year. That undertaking may be amended or withdrawn at any time. For the Fund's fiscal year ended Dec. 31, 2005, the transfer agent fees did not exceed the expense limitation described above.

(14) The Fund's expense figures are based on actual expenses for the fiscal year ended Aug. 31, 2006, adjusted to reflect current fees.

(15) The Fund has adopted a plan under Rule 12b-1 of the Investment Company Act of 1940. The Fund pays RiverSource Distributors, Inc. an annual fee of up to 0.125% of average daily net assets as payment for distributing its shares and providing shareholder services. Because this fee is paid out of the Fund's assets on an ongoing basis, over time this fee will increase the cost of your investment and may cost you more than paying other types of sales charges.

(16) Management fees include the impact of a performance incentive adjustment fee that decreased the management fee by 0.02% for RiverSource(SM) Variable Portfolio - Large Cap Equity Fund, 0.04% for RiverSource(SM) Variable Portfolio - Mid Cap Growth Fund and 0.02% for RiverSource(SM) Variable Portfolio - Small Cap Value Fund. Management fees include the impact of a performance incentive adjustment fee that increased the management fee by 0.09% for RiverSource(SM) Variable Portfolio - Diversified Equity Income Fund.

(17) The fees disclosed reflect gross ratios prior to any voluntary waivers/reimbursements of expenses by the adviser. The adviser has voluntarily agreed to waive a portion of or all of its management fee and/or reimburse expenses to the extent necessary so that total annual operating expenses, excluding certain investment related expense such as foreign country tax expense and interest expense on borrowing, do not exceed 1.35%. The adviser may terminate these voluntary waivers at any time at its sole discretion. Additionally, the distributor has agreed to voluntarily waive a portion of the 12b-1 fee for Class II shares. The distributor may terminate these voluntary waivers at any time at its sole discretion. After these fee waivers/reimbursements, net expenses would have been 1.28% for Van Kampen UIF U.S. Real Estate Portfolio Class II Shares.



------------------------------------------------------------------------------

RIVERSOURCE ENDEAVOR SELECT VARIABLE ANNUITY
- ISSUED BY RIVERSOURCE LIFE INSURANCE CO. OF NEW YORK - PROSPECTUS 11

EXAMPLES

THESE EXAMPLES ARE INTENDED TO HELP YOU COMPARE THE COST OF INVESTING IN THESE CONTRACTS WITH THE COST OF INVESTING IN OTHER VARIABLE ANNUITY CONTRACTS. THESE COSTS INCLUDE YOUR TRANSACTION EXPENSES, CONTRACT ADMINISTRATIVE CHARGES(1), VARIABLE ACCOUNT ANNUAL EXPENSES AND FUND FEES AND EXPENSES.

THESE EXAMPLES ASSUME THAT YOU INVEST $10,000 IN THE CONTRACT FOR THE TIME PERIODS INDICATED. THESE EXAMPLES ALSO ASSUME THAT YOUR INVESTMENT HAS A 5% RETURN EACH YEAR.

MAXIMUM EXPENSES. These examples assume the most expensive combination of contract features and benefits and the maximum fees and expense of any of the funds. They assume that you select the MAV Death Benefit and the Income Assurer Benefit(SM) - Greater of MAV or 5% Accumulation Benefit Base rider(2). Although your actual costs may be higher or lower, based on these assumptions your costs would be:

                                                                                         IF YOU DO NOT WITHDRAW YOUR CONTRACT
                                          IF YOU WITHDRAW YOUR CONTRACT                 OR IF YOU SELECT AN ANNUITY PAYOUT PLAN
                                    AT THE END OF THE APPLICABLE TIME PERIOD:          AT THE END OF THE APPLICABLE TIME PERIOD:
                                  1 YEAR      3 YEARS      5 YEARS      10 YEARS     1 YEAR     3 YEARS      5 YEARS      10 YEARS
NONQUALIFIED ANNUITY
Seven-year withdrawal charge
schedule for contracts
purchased on or after
June 19, 2006                   $ 1,303.66   $ 2,242.38   $ 3,224.40   $ 5,530.97   $ 503.66   $ 1,542.38   $ 2,624.40   $ 5,530.97
Seven-year withdrawal charge
schedule for all other
contracts                         1,313.91     2,272.17     3,272.33     5,617.14     513.91     1,572.17     2,672.33     5,617.14
Five-year withdrawal charge
schedule                          1,334.41     2,231.55     2,967.56     5,786.78     534.41     1,631.55     2,767.56     5,786.78

QUALIFIED ANNUITY                 1 YEAR       3 YEARS      5 YEARS     10 YEARS     1 YEAR      3 YEARS      5 YEARS     10 YEARS
Seven-year withdrawal charge
schedule for contracts
purchased on or after
June 19, 2006                   $ 1,288.29   $ 2,197.58   $ 3,152.12   $ 5,399.99   $ 488.29   $ 1,497.58   $ 2,552.12   $ 5,399.99
Seven-year withdrawal charge
schedule for all other
contracts                         1,298.54     2,227.46     3,200.36     5,487.54     498.54     1,527.46     2,600.36     5,487.54
Five-year withdrawal charge
schedule                          1,319.04     2,187.04     2,896.22     5,659.89     519.04     1,587.04     2,696.22     5,659.89

MINIMUM EXPENSES. These examples assume the least expensive combination of contract features and benefits and the minimum fees and expenses of any of the funds. They assume that you select the ROP Death Benefit and you do not select any optional riders. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

                                                                                          IF YOU DO NOT WITHDRAW YOUR CONTRACT
                                          IF YOU WITHDRAW YOUR CONTRACT                 OR IF YOU SELECT AN ANNUITY PAYOUT PLAN
                                    AT THE END OF THE APPLICABLE TIME PERIOD:          AT THE END OF THE APPLICABLE TIME PERIOD:
                                  1 YEAR      3 YEARS      5 YEARS      10 YEARS     1 YEAR     3 YEARS      5 YEARS      10 YEARS
NONQUALIFIED ANNUITY
Seven-year withdrawal charge
schedule for contracts
purchased on or after
June 19, 2006                   $   978.86   $ 1,254.00   $ 1,553.63   $ 2,070.53   $ 178.86   $   554.00   $   953.63   $ 2,070.53
Seven-year withdrawal charge
schedule for all other
contracts                           989.11     1,285.16     1,606.21     2,178.86     189.11       585.16     1,006.21     2,178.86
Five-year withdrawal charge
schedule                          1,009.61     1,247.27     1,310.72     2,392.36     209.61       647.27     1,110.72     2,392.36

QUALIFIED ANNUITY                 1 YEAR       3 YEARS      5 YEARS     10 YEARS     1 YEAR     3 YEARS      5 YEARS      10 YEARS
Seven-year withdrawal charge
schedule for contracts
purchased on or after
June 19, 2006                   $   963.49   $ 1,207.15   $ 1,474.34   $ 1,906.02   $ 163.49   $   507.15   $   874.34   $ 1,906.02
Seven-year withdrawal charge
schedule for all other
contracts                           973.74     1,238.40     1,527.25     2,015.96     173.74       538.40       927.25     2,015.96
Five-year withdrawal charge
schedule                            994.24     1,200.71     1,232.42     2,232.63     194.24       600.71     1,032.42     2,232.63

(1) In these examples, the $40 contract administrative charge is estimated as a .015% charge. This percentage was determined by dividing the total amount of the contract administrative charges collected during the year that are attributable to each contract by the total average net assets that are attributable to that contract.

(2) Because these examples are intended to illustrate the most expensive combination of contract features, the maximum annual fee for each optional rider is reflected rather than the fee that is currently being charged.



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12 RIVERSOURCE ENDEAVOR SELECT VARIABLE ANNUITY
- ISSUED BY RIVERSOURCE LIFE INSURANCE CO. OF NEW YORK - PROSPECTUS

CONDENSED FINANCIAL INFORMATION

You can find unaudited condensed financial information for the subaccounts in Appendix K.

FINANCIAL STATEMENTS

You can find our audited financial statements and the audited financial statements of the subaccounts with financial history in the SAI. The SAI does not include audited financial statements for subaccounts that are new and have no activity as of the financial statements date.

THE VARIABLE ACCOUNT AND THE FUNDS


VARIABLE ACCOUNT. The variable account was established under New York law on Oct. 12, 1995, and the subaccounts are registered together as a single unit investment trust under the Investment Company Act of 1940 (the 1940 Act). This registration does not involve any supervision of our management or investment practices and policies by the SEC. All obligations arising under the contracts are general obligations of RiverSource Life of NY.


The variable account meets the definition of a separate account under federal securities laws. We credit or charge income, capital gains and capital losses of each subaccount only to that subaccount. State insurance law prohibits us from charging a subaccount with liabilities of any other subaccount or of our general business. The variable account includes other subaccounts that are available under contracts that are not described in this prospectus.

Although the Internal Revenue Service (IRS) has issued some guidance on investor control, the U.S. Treasury and the IRS may continue to examine this aspect of variable contracts and provide additional guidance on investor control. Their concern involves how many investment choices (subaccounts) may be offered by an insurance company and how many exchanges among those subaccounts may be allowed before the contract owner would be currently taxed on income earned within the contract. At this time, we do not know what the additional guidance will be or when action will be taken. We reserve the right to modify the contract, as necessary, so that the owner will not be subject to current taxation as the owner of the subaccount assets.

We intend to comply with all federal tax laws so that the contract continues to qualify as an annuity for federal income tax purposes. We reserve the right to modify the contract as necessary to comply with any new tax laws.

THE FUNDS. This contract currently offers subaccounts investing in shares of the funds listed in the table below.

      o INVESTMENT OBJECTIVES: The investment managers and advisers cannot guarantee that the funds will meet their investment objectives. Please read the funds' prospectuses for facts you should know before investing. These prospectuses are available by contacting us at the address or telephone number on the first page of this prospectus.

      o PORTFOLIO NAVIGATOR ASSET ALLOCATION PROGRAM: Each underlying fund generally is available (unless we exclude it) to be a component fund of the asset allocation model portfolios (model portfolios) of the Portfolio Navigator (PN) Asset Allocation Program (see "Making the Most of Your Contract -- Portfolio Navigator Asset Allocation Program"). Under the PN program, contract values are rebalanced on a quarterly basis and model portfolios are periodically updated. This quarterly rebalancing and periodic updating of the model portfolios can cause a component fund to incur transactional expenses to raise cash for money flowing out of the funds or to buy securities with money flowing into the funds. Moreover, a large outflow of money from a fund may increase the expenses attributable to the assets remaining in the fund. These expenses can adversely affect the performance of the relevant fund. In addition, when a particular fund needs to buy or sell securities due to quarterly rebalancing or periodic updating of a model portfolio, it may hold a large cash position. A large cash position could detract from the achievement of the fund's investment objective in a period of rising market prices; conversely, a large cash position would reduce the fund's magnitude of loss in the event of falling market prices and provide the fund with liquidity to make additional investments or to meet redemptions. Even if you do not participate in the PN program, a fund in which your subaccount invests may be impacted if it is a component fund of one or more model portfolios.

      o FUND NAME AND MANAGEMENT: A fund underlying your contract in which a subaccount invests may have a name, portfolio manager, objectives, strategies and characteristics that are the same or substantially similar to those of a publicly-traded retail mutual fund. Despite these similarities, an underlying fund is not the same as any publicly-traded retail mutual fund. Each underlying fund will have its own unique portfolio holdings, fees, operating expenses and operating results. The results of each underlying fund may differ significantly from any publicly-traded retail mutual fund.


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RIVERSOURCE ENDEAVOR SELECT VARIABLE ANNUITY
- ISSUED BY RIVERSOURCE LIFE INSURANCE CO. OF NEW YORK - PROSPECTUS 13

      o ELIGIBLE PURCHASERS: All funds are available to serve as the underlying investments for variable annuities and variable life insurance policies. The funds are not available to the public (see "Fund Name and Management" above). Some funds also are available to serve as investment options for tax-deferred retirement plans. It is possible that in the future for tax, regulatory or other reasons, it may be disadvantageous for variable annuity accounts and variable life insurance accounts and/or tax-deferred retirement plans to invest in the available funds simultaneously. Although we and the funds do not currently foresee any such disadvantages, the boards of directors or trustees of each fund will monitor events in order to identify any material conflicts between annuity owners, policy owners and tax-deferred retirement plans and to determine what action, if any, should be taken in response to a conflict. If a board were to conclude that it should establish separate funds for the variable annuity, variable life insurance and tax-deferred retirement plan accounts, you would not bear any expenses associated with establishing separate funds. Please refer to the funds' prospectuses for risk disclosure regarding simultaneous investments by variable annuity, variable life insurance and tax-deferred retirement plan accounts. Each fund intends to comply with the diversification requirements under
            Section 817(h) of the Code.

      o REVENUE WE RECEIVE FROM THE FUNDS MAY CREATE POTENTIAL CONFLICTS OF INTEREST: We seek to provide a broad array of underlying funds taking into account the fees and charges imposed by each fund and the contract charges we impose. We select the underlying funds in which the subaccounts initially invest and upon any substitution (see "Substitution of Investments"). We also make all decisions regarding which funds to retain in a contract, which funds to add to a contract and which funds will no longer be offered in a contract. In making these decisions, we may consider various objective and subjective factors. Objective factors include, but are not limited to fund performance, fund expenses, classes of fund shares available, size of the fund and investment objectives and investing style of the fund. Subjective factors include, but are not limited to, investment sub-styles and process, management skill and history at other funds and portfolio concentration and sector weightings. We also consider the levels and types of revenue a fund, its distributor, investment adviser, subadviser, transfer agent or their affiliates pay us and our affiliates. This revenue includes, but is not limited to compensation for administrative services provided with respect to the fund and support of marketing and distribution expenses incurred with respect to the fund.


            We and/or our affiliates receive from each of the funds, or the funds' affiliates, varying levels and types of revenue. The amount of this revenue is most often based on a percentage of average daily net assets invested in the fund. For example, the revenue we receive from affiliates of funds other than the RiverSource Variable Portfolio Funds (unaffiliated funds) currently ranges up to 0.55% of the average daily net assets invested in the fund through this and other contracts we or our affiliates issue. In some cases, this revenue may be based, in part, on sales one of our affiliates makes of other securities including, but not limited to publicly-traded retail mutual funds and/or the average daily net assets resulting from these sales. We or our affiliates may also receive revenue which is not based on a percentage of average daily net assets.


            The amount of this revenue varies by fund, may be significant and may create potential conflicts of interest. The greatest amount and percentage of revenue we and our affiliates receive comes from assets allocated to subaccounts investing in the RiverSource Variable Portfolio Funds (affiliated funds) that are managed by RiverSource Investments, LLC (RiverSource Investments), one of our affiliates. Employee compensation and operating goals at all levels are tied to the success of Ameriprise Financial, Inc. and its affiliates, including us. Certain employees may receive higher compensation and other benefits based, in part, on contract values that are invested in the RiverSource Variable Portfolio Funds. These revenue payments may also influence recommendations your investment professional makes regarding whether you should invest in the contract, and whether you should allocate purchase payments or contract value to a subaccount that invests in a particular fund (see "About the Service Providers").

            The revenue we receive from a fund or its affiliates is in addition to revenue we receive from the charges you pay when buying, owning and withdrawing from the contract (see "Expense Summary"). However, the revenue we receive from a fund or its affiliates may come, at least in part, from the fund's fees and expenses you pay indirectly when you allocate contract value to the subaccount that invests in that fund.

            Please see the SAI for a table that ranks the unaffiliated funds according to total dollar amounts they and their affiliates paid to us and/or our affiliates in 2005.


------------------------------------------------------------------------------

14 RIVERSOURCE ENDEAVOR SELECT VARIABLE ANNUITY
- ISSUED BY RIVERSOURCE LIFE INSURANCE CO. OF NEW YORK - PROSPECTUS

      o WHY REVENUES ARE PAID TO US: In accordance with applicable laws, regulations and the terms of the agreements under which such revenue is paid, we or our affiliates may receive this revenue for various purposes including, but not limited to:

            o Compensating, training and educating investment professionals who sell the contracts.

            o Granting access to our employees whose job it is to promote sales of the contracts by authorized selling firms and their investment professionals, and granting access to investment professionals of our affiliated selling firms.

            o Activities or services we or our affiliates provide that assist in the promotion and distribution of the contracts including promoting the funds available under the contracts to prospective and existing contract owners, authorized selling firms and investment professionals.

            o Providing sub-transfer agency and shareholder servicing to contract owners.

            o Promoting, including and/or retaining the fund's investment portfolios as underlying investment options in the contracts.

            o Advertising, printing and mailing sales literature, and printing and distributing prospectuses and reports.

            o Furnishing personal services to contract owners, including education of contract owners, answering routine inquiries regarding a fund, maintaining accounts or providing such other services eligible for service fees as defined under the rules of the National Association of Securities Dealers, Inc. (NASD).

            o Subaccounting, transaction processing, recordkeeping and administration.

      o SOURCES OF REVENUE RECEIVED FROM AFFILIATED FUNDS: The affiliated funds are managed by RiverSource Investments. The sources of revenue we receive from these affiliated funds, or from affiliates of these funds, may include, but are not necessarily limited to, the following:

            o Assets of the fund's adviser and transfer agent or an affiliate of these. The revenue resulting from these sources may be based either on a percentage of average daily net assets of the fund or on the actual cost of certain services we provide with respect to the fund. We may receive this revenue either in the form of a cash payment or it may be allocated to us.

            o Compensation paid out of 12b-1 fees that are deducted from fund assets and disclosed in the "12b-1 fees" column of the "Annual Operating Expenses of the Funds" table.

      o SOURCES OF REVENUE RECEIVED FROM UNAFFILIATED FUNDS: The unaffiliated funds are not managed by an affiliate of ours. The sources of revenue we receive from these unaffiliated funds, or the funds' affiliates, may include, but are not necessarily limited to, the following:

            o Assets of the fund's adviser, subadviser, transfer agent or an affiliate of these and assets of the fund's distributor or an affiliate. The revenue resulting from these sources usually is based on a percentage of average daily net assets of the fund but there may be other types of payment arrangements.

            o Compensation paid out of 12b-1 fees that are deducted from fund assets and disclosed in the "12b-1 fees" column of the "Annual Operating Expenses of the Funds" table.


------------------------------------------------------------------------------

RIVERSOURCE ENDEAVOR SELECT VARIABLE ANNUITY
- ISSUED BY RIVERSOURCE LIFE INSURANCE CO. OF NEW YORK - PROSPECTUS 15

UNLESS AN ASSET ALLOCATION PROGRAM IS IN EFFECT, YOU MAY ALLOCATE PURCHASE PAYMENTS OR TRANSFERS TO ANY OR ALL OF THE SUBACCOUNTS OF THE VARIABLE ACCOUNT THAT INVEST IN SHARES OF THE FOLLOWING FUNDS:

----------------------------------------------------------------------------------------------------------------------
FUND                         INVESTMENT OBJECTIVE AND POLICIES                             INVESTMENT ADVISER
----------------------------------------------------------------------------------------------------------------------
AIM V.I. Basic Value         Long-term growth of capital. Invests at least 65% of its      A I M Advisors, Inc.
Fund, Series II Shares       total assets in equity securities of U.S. issuers that have market capitalizations of greater than $500 million and are believed to be undervalued in relation to long-term earning power or other factors. The fund may invest up to 25% of
                             its total assets in foreign securities.

----------------------------------------------------------------------------------------------------------------------
AIM V.I. Capital             Long-term growth of capital. Invests primarily in             A I M Advisors, Inc.
Development Fund,            securities (including common stocks, convertible securities
Series II Shares             and bonds) of small- and medium-sized companies. The Fund
                             may invest up to 25% of its total assets in foreign
                             securities.

----------------------------------------------------------------------------------------------------------------------
AIM V.I. Mid Cap Core        Long-term growth of capital. Invests normally at least 80%    A I M Advisors, Inc.
Equity Fund,                 of its net assets, plus the amount of any borrowings for
Series II Shares             investment purposes, in equity securities, including
                             convertible securities, of medium sized companies. The fund may invest up to 20% of its net assets in equity securities of companies in other market capitalization ranges or in
                             investment grade debt securities. The fund may also invest up to 25% of its total assets in foreign securities.

----------------------------------------------------------------------------------------------------------------------
AllianceBernstein            Total return consistent with reasonable risk, through a       AllianceBernstein L.P.
VPS Balanced Shares          combination of income and longer-term growth of capital.
Portfolio (Class B)          Invests primarily in U.S. government and agency
                             obligations, bonds, fixed-income senior securities
                             (including short-and long-term debt securities and
                             preferred stocks to the extent their value is attributable to their fixed-income characteristics), and common stocks.

----------------------------------------------------------------------------------------------------------------------
AllianceBernstein            Long-term growth of capital. Invests primarily in             AllianceBernstein L.P.
VPS Growth and Income        dividend-paying common stocks of large, well-established,
Portfolio (Class B)          "blue chip" companies.

----------------------------------------------------------------------------------------------------------------------
AllianceBernstein            Long-term growth of capital. Invests primarily in a           AllianceBernstein L.P.
VPS International Value      diversified portfolio of equity securities of established
Portfolio (Class B)          companies selected from more than 40 industries and from
                             more than 40 developed and emerging market countries.

----------------------------------------------------------------------------------------------------------------------
American Century             Long-term total return. To protect against U.S. inflation.    American Century Investment
VP Inflation Protection,                                                                   Management, Inc.
Class II

----------------------------------------------------------------------------------------------------------------------
American Century             Long-term capital growth. Invests primarily in U.S.           American Century Investment
VP Ultra(R), Class II        companies, but there is no limit on the amount of assets      Management, Inc.
                             the Fund can invest in foreign companies.

----------------------------------------------------------------------------------------------------------------------
American Century             Long-term capital growth, with income as a secondary          American Century Investment
VP Value, Class II           objective. Invests primarily in stocks of companies that      Management, Inc.
                             management believes to be undervalued at the time of
                             purchase.

----------------------------------------------------------------------------------------------------------------------


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16 RIVERSOURCE ENDEAVOR SELECT VARIABLE ANNUITY
- ISSUED BY RIVERSOURCE LIFE INSURANCE CO. OF NEW YORK - PROSPECTUS

----------------------------------------------------------------------------------------------------------------------------
FUND                         INVESTMENT OBJECTIVE AND POLICIES                             INVESTMENT ADVISER
----------------------------------------------------------------------------------------------------------------------------
Columbia High Yield          High level of current income with capital appreciation as a   Columbia Management Advisors, LLC
Fund, Variable Series,       secondary objective when consistent with the goal of high
Class B                      current income. The Fund normally invests at least 80% of
                             its net assets (plus any borrowings for investment
                             purposes) in high yielding corporate debt securities, such as bonds, debentures and notes that are rated below
                             investment grade, or unrated securities which the Fund's
                             investment advisor has determined to be of comparable
                             quality. No more than 10% of the Fund's total assets will
                             normally be invested in securities rated CCC or lower by
                             S&P or Caa or lower by Moody's.

----------------------------------------------------------------------------------------------------------------------------
Columbia Small Cap Value     Long-term growth by investing primarily in smaller            Columbia Management Advisors, LLC
Fund, Variable Series,       capitalization (small-cap) equities. Under normal market
Class B                      conditions, the Fund invests at least 80% of its net assets
                             (plus any borrowings for investment purposes) in small-cap stocks. When purchasing securities for the Fund, the
                             advisor generally chooses securities of companies it
                             believes are undervalued. The Fund may invest up to 10% of its assets in foreign securities.

----------------------------------------------------------------------------------------------------------------------------
Dreyfus Investment           The portfolio seeks investment results that are greater       The Dreyfus Corporation
Portfolios MidCap Stock      than the total return performance of publicly traded common
Portfolio, Service Shares    stocks of medium-sized domestic companies in the aggregate, as represented by the Standard & Poor's Midcap 400 Index.
                             The portfolio normally invests at least 80% of its assets
                             in stocks of mid-size companies. The portfolio invests in
                             growth and value stocks, which are chosen through a
                             disciplined investment process that combines computer
                             modeling techniques, fundamental analysis and risk
                             management. Consistency of returns compared to the S&P 400 is a primary goal of the investment process. The
                             portfolio's stock investments may include common stocks,
                             preferred stocks, convertible securities and depository
                             receipts, including those issued in initial public
                             offerings or shortly thereafter.

----------------------------------------------------------------------------------------------------------------------------
Dreyfus Variable             The portfolio seeks long-term capital growth consistent       The Dreyfus Corporation - Fayez
Investment Fund              with the preservation of capital. Its secondary goal is       Sarofim & Co. is the portfolio's
Appreciation Portfolio,      current income. To pursue these goals, the portfolio          sub-investment advisor
Service Shares               normally invests at least 80% of its assets in common
                             stocks. The portfolio focuses on "blue chip" companies with total market capitalizations of more than $5 billion at the time of purchase, including multinational companies. These established companies have demonstrated sustained patterns of profitability, strong balance sheets, an expanding
                             global presence and the potential to achieve predictable,
                             above-average earnings growth.

----------------------------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------

RIVERSOURCE ENDEAVOR SELECT VARIABLE ANNUITY
- ISSUED BY RIVERSOURCE LIFE INSURANCE CO. OF NEW YORK - PROSPECTUS 17

-------------------------------------------------------------------------------------------------------------------------------
FUND                         INVESTMENT OBJECTIVE AND POLICIES                             INVESTMENT ADVISER
-------------------------------------------------------------------------------------------------------------------------------
Dreyfus Variable             The portfolio seeks long-term capital growth. To pursue       The Dreyfus Corporation
Investment Fund              this goal, the portfolio normally invests at least 80% of
International Value          its assets in stocks. The portfolio ordinarily invests
Portfolio, Service Shares    most of its assets in securities of foreign companies
                             which Dreyfus considers to be value companies. The
                             portfolio's stock investments may include common stocks,
                             preferred stocks and convertible securities, including
                             those purchased in initial public offerings or shortly
                             thereafter. The portfolio may invest in companies of any
                             size. The portfolio may also invest in companies located
                             in emerging markets.

-------------------------------------------------------------------------------------------------------------------------------
Fidelity(R) VIP              Seeks long-term capital appreciation. Normally invests        Fidelity Management & Research
Contrafund(R) Portfolio      primarily in common stocks. Invests in securities of          Company (FMR), investment manager;
Service Class 2              companies whose value it believes is not fully recognized     FMR U.K. and FMR Far East,
                             by the public. Invests in either "growth" stocks or           sub-investment advisers.
                             "value" stocks or both. The fund invests in domestic and
                             foreign issuers.

-------------------------------------------------------------------------------------------------------------------------------
Fidelity(R) VIP Growth       Seeks to achieve capital appreciation. Normally invests       Fidelity Management & Research
Portfolio Service Class 2    primarily in common stocks. Invests in companies that it      Company (FMR), investment manager;
                             believes have above-average growth potential (stocks of       FMR U.K., FMR Far East,
                             these companies are often called "growth" stocks). The        sub-investment advisers.
                             Fund invests in domestic and foreign issuers.

-------------------------------------------------------------------------------------------------------------------------------
Fidelity(R) VIP Investment   Seeks as high of a level of current income as is              Fidelity Management & Research
Grade Bond Portfolio         consistent with the preservation of capital. Normally         Company (FMR), investment manager;
Service Class 2              invests at least 80% of assets in investment-grade debt       FMR U.K., FMR Far East,
                             securities (those of medium and high quality) of all types    sub-investment advisers.
                             and repurchase agreements for those securities.

-------------------------------------------------------------------------------------------------------------------------------
Fidelity(R) VIP Mid Cap      Long-term growth of capital. Normally invests primarily in    Fidelity Management & Research
Portfolio Service Class 2    common stocks. Normally invests at least 80% of assets in     Company (FMR), investment manager;
                             securities of companies with medium market                    FMR U.K., FMR Far East,
                             capitalizations. May invest in companies with smaller or      sub-investment advisers.
                             larger market capitalizations. Invests in domestic and
                             foreign issuers. The Fund invests in either "growth" or
                             "value" common stocks or both.

-------------------------------------------------------------------------------------------------------------------------------
Fidelity(R) VIP Overseas     Long-term growth of capital. Normally invests primarily in    Fidelity Management & Research
Portfolio Service Class 2    common stocks of foreign securities. Normally invests at      Company (FMR), investment manager;
                             least 80% of assets in non-U.S. securities.                   FMR U.K., FMR Far East, Fidelity
                                                                                           International Investment Advisors
                                                                                           (FIIA) and FIIA U.K., sub-investment
                                                                                           advisers.

-------------------------------------------------------------------------------------------------------------------------------
FTVIPT Franklin Income       Seeks to maximize income while maintaining prospects for      Franklin Advisers, Inc.
Securities Fund - Class 2    capital appreciation. The Fund normally may invests in
                             both equity and debt securities. The Fund seeks income by
                             investing on corporate, foreign, and U.S. Treasury bonds
                             as well as stocks with dividend yields the manager
                             believes are attractive.

-------------------------------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------

18 RIVERSOURCE ENDEAVOR SELECT VARIABLE ANNUITY
- ISSUED BY RIVERSOURCE LIFE INSURANCE CO. OF NEW YORK - PROSPECTUS

---------------------------------------------------------------------------------------------------------------------------
FUND                         INVESTMENT OBJECTIVE AND POLICIES                             INVESTMENT ADVISER
---------------------------------------------------------------------------------------------------------------------------
FTVIPT Franklin Rising       Seeks long-term capital appreciation, with preservation of    Franklin Advisers, Inc.
Dividends Securities         capital as an important consideration. The Fund
Fund - Class 2               normally invests at least 80% of its net assets in
                             investments of companies that have paid rising dividends,
                             and normally invests predominantly in equity securities.

---------------------------------------------------------------------------------------------------------------------------
FTVIPT Franklin              Seeks long-term capital growth. The Fund normally invests     Franklin Advisers, Inc.
Small-Mid Cap Growth         at least 80% of its net assets in investments of
Securities Fund - Class 2    small capitalization (small cap) and mid capitalization
                             (mid cap) companies. For this Fund, small-cap companies are those with market capitalization values not exceeding $1.5 billion or the highest market capitalization value in the
                             Russell 2000(R) Index, whichever is greater, at the time of purchase; and mid cap companies are companies with
                             market capitalization values not exceeding $8.5 billion at the time of purchase.

---------------------------------------------------------------------------------------------------------------------------
FTVIPT Mutual Shares         Seeks capital appreciation, with income as a secondary        Franklin Mutual Advisers, LLC
Securities Fund - Class 2    goal. The Fund normally invests mainly in equity
                             securities that the manager believes are undervalued. The
                             Fund normally invests primarily in undervalued stocks and
                             to a lesser extent in risk arbitrage securities and
                             distressed companies.

---------------------------------------------------------------------------------------------------------------------------
FTVIPT Templeton Global      Seeks high current income, consistent with preservation of    Franklin Advisers, Inc.
Income Securities Fund -     capital, with capital appreciation as a secondary
Class 2                      consideration. The Fund normally invests mainly in debt
                             securities of governments and their political subdivisions and agencies, supranational organizations and companies
                             located anywhere in the world, including emerging markets.

---------------------------------------------------------------------------------------------------------------------------
FTVIPT Templeton             Seeks long-term capital growth. The Fund normally invests     Franklin Advisers, Inc.
Growth Securities Fund -     primarily in equity securities of companies
Class 2                      located anywhere in the world, including those in the U.S.
                             and in emerging markets.

---------------------------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------

RIVERSOURCE ENDEAVOR SELECT VARIABLE ANNUITY
- ISSUED BY RIVERSOURCE LIFE INSURANCE CO. OF NEW YORK - PROSPECTUS 19

--------------------------------------------------------------------------------------------------------------------------
FUND                         INVESTMENT OBJECTIVE AND POLICIES                             INVESTMENT ADVISER
--------------------------------------------------------------------------------------------------------------------------
Goldman Sachs VIT            Seeks long-term capital appreciation. The Fund invests,       Goldman Sachs Asset Management,
Mid Cap Value Fund           under normal circumstances, at least 80% of its net assets    L.P.
                             plus any borrowings for investment purposes (measured at
                             time of purchase) ("Net Assets") in a diversified
                             portfolio of equity investments in mid-cap issuers with
                             public stock market capitalizations (based upon shares
                             available for trading on an unrestricted basis) within the range of the market capitalization of companies constituting the Russell Midcap(R) Value Index at the time of investment.
                             If the market capitalization of a company held by the Fund moves outside this range, the Fund may, but is not required to, sell the securities. The capitalization range of the
                             Russell Midcap(R) Value Index is currently between $276
                             million and $14.9 billion. Although the Fund will invest
                             primarily in publicly traded U.S. securities, it may invest up to 25% of its Net Assets in foreign securities, including securities of issuers in emerging countries and securities quoted in foreign currencies. The Fund may invest in the
                             aggregate up to 20% of its Net Assets in companies with
                             public stock market capitalizations outside the range of
                             companies constituting the Russell Midcap(R) Value Index at the time of investment and in fixed-income securities, such as government, corporate and bank debt obligations.

--------------------------------------------------------------------------------------------------------------------------
MFS(R) New Discovery         Capital appreciation. Invests at least 65% of its net         MFS Investment Management(R)
Series - Service Class       assets in equity securities of emerging growth companies.

--------------------------------------------------------------------------------------------------------------------------
MFS(R) Total Return          Above-average income consistent with the prudent employment   MFS Investment Management(R)
Series - Service Class       of capital, with growth of capital and income as a
                             secondary objective. Invests primarily in a combination of equity and fixed income securities.

--------------------------------------------------------------------------------------------------------------------------
MFS(R) Utilities Series -    Capital growth and current income. Invests primarily in       MFS Investment Management(R)
Service Class                equity and debt securities of domestic and foreign
                             companies in the utilities industry.

--------------------------------------------------------------------------------------------------------------------------
Oppenheimer Capital          Capital appreciation. Invests in securities of well-known,    OppenheimerFunds, Inc.
Appreciation Fund/VA,        established companies.
Service Shares

--------------------------------------------------------------------------------------------------------------------------
Oppenheimer Global           Long-term capital appreciation. Invests mainly in common      OppenheimerFunds, Inc.
Securities Fund/VA,          stocks of U.S. and foreign issuers that are "growth-type"
Service Shares               companies, cyclical industries and special situations that are considered to have appreciation possibilities.

--------------------------------------------------------------------------------------------------------------------------
Oppenheimer Main Street      Seeks capital appreciation. Invests mainly in common stocks   OppenheimerFunds, Inc.
Small Cap Fund/VA,           of small-capitalization U.S. companies that the fund's
Service Shares               investment manager believes have favorable business trends or prospects.

--------------------------------------------------------------------------------------------------------------------------


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20 RIVERSOURCE ENDEAVOR SELECT VARIABLE ANNUITY
- ISSUED BY RIVERSOURCE LIFE INSURANCE CO. OF NEW YORK - PROSPECTUS

-----------------------------------------------------------------------------------------------------------------------------
FUND                         INVESTMENT OBJECTIVE AND POLICIES                             INVESTMENT ADVISER
-----------------------------------------------------------------------------------------------------------------------------
Oppenheimer Strategic        High level of current income principally derived from         OppenheimerFunds, Inc.
Bond Fund/VA,                interest on debt securities. Invests mainly in three market
Service Shares               sectors: debt securities of foreign governments and
                             companies, U.S. government securities and lower-rated high yield securities of U.S. and foreign companies.

-----------------------------------------------------------------------------------------------------------------------------
Putnam VT Health             Seeks capital appreciation. The fund pursues its goal by      Putnam Investment Management, LLC
Sciences Fund -              investing mainly in common stocks of companies in the
Class IB Shares              health sciences industries, with a focus on growth stocks.
                             Under normal circumstances, the fund invests at least 80%
                             of its net assets in securities of (a) companies that
                             derive at least 50% of their assets, revenues or profits
                             from the pharmaceutical, health care services, applied
                             research and development and medical equipment and supplies industries, or (b) companies Putnam Management thinks have the potential for growth as a result of their particular
                             products, technology, patents or other market advantages in the health sciences industries.

-----------------------------------------------------------------------------------------------------------------------------
Putnam VT International      Seeks capital appreciation. The fund pursues its goal by      Putnam Investment Management, LLC
Equity Fund -                investing mainly in common stocks of companies outside the
Class IB Shares              United States that Putnam Management believes have
                             favorable investment potential. Under normal circumstances, the fund invests at least 80% of its net assets in equity
                             investments.

-----------------------------------------------------------------------------------------------------------------------------
Putnam VT Small Cap          Seeks capital appreciation. The fund pursues its goal by      Putnam Investment Management, LLC
Value Fund -                 investing mainly in common stocks of U.S. companies, with a
Class IB Shares              focus on value stocks. Under normal circumstances, the fund invests at least 80% of its net assets in small companies
                             of a size similar to those in the Russell 2000 Value Index.

-----------------------------------------------------------------------------------------------------------------------------
Putnam VT Vista Fund -       Seeks capital appreciation. The fund pursues its goal by      Putnam Investment Management, LLC
Class IB Shares              investing mainly in common stocks of U.S. companies, with a focus on growth stocks.

-----------------------------------------------------------------------------------------------------------------------------
RiverSource Variable         Maximum current income consistent with liquidity and          RiverSource Investments, LLC
Portfolio - Cash             stability of principal. Invests primarily in money market     (RiverSource Investments)
Management Fund              instruments, such as marketable debt obligations issued by corporations or the U.S. government or its agencies, bank
                             certificates of deposit, bankers' acceptances, letters of
                             credit, and commercial paper, including asset-backed
                             commercial paper.

-----------------------------------------------------------------------------------------------------------------------------
RiverSource Variable         High level of current income and, as a secondary goal,        RiverSource Investments
Portfolio - Diversified      steady growth of capital. Under normal market conditions,
Equity Income Fund           the Fund invests at least 80% of its net assets in
                             dividend-paying common and preferred stocks.

-----------------------------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------

RIVERSOURCE ENDEAVOR SELECT VARIABLE ANNUITY
- ISSUED BY RIVERSOURCE LIFE INSURANCE CO. OF NEW YORK - PROSPECTUS 21

----------------------------------------------------------------------------------------------------------------------------------
FUND                         INVESTMENT OBJECTIVE AND POLICIES                             INVESTMENT ADVISER
----------------------------------------------------------------------------------------------------------------------------------
RiverSource Variable         Total return that exceeds the rate of inflation over the      RiverSource Investments
Portfolio - Global           long-term. Non-diversified mutual fund that, under normal
Inflation Protected          market conditions, invests at least 80% of its net assets
Securities Fund              in inflation-protected debt securities. These securities
                             include inflation-indexed bonds of varying maturities
                             issued by U.S. and foreign governments, their agencies or
                             instrumentalities, and corporations.

----------------------------------------------------------------------------------------------------------------------------------
RiverSource Variable         High current income, with capital growth as a secondary       RiverSource Investments
Portfolio - High Yield       objective. Under normal market conditions, the Fund invests
Bond Fund                    at least 80% of its net assets in high-yielding, high-risk corporate bonds (junk bonds) issued by U.S. and foreign
                             companies and governments.

----------------------------------------------------------------------------------------------------------------------------------
RiverSource Variable         Capital appreciation. Under normal market conditions, the     RiverSource Investments
Portfolio - Large Cap        Fund invests at least 80% of its net assets in equity
Equity Fund                  securities of companies with market capitalization greater than $5 billion at the time of purchase.

----------------------------------------------------------------------------------------------------------------------------------
RiverSource Variable         Growth of capital. Under normal market conditions, the Fund   RiverSource Investments
Portfolio - Mid Cap          invests at least 80% of its net assets in equity securities
Growth Fund                  of mid capitalization companies. The investment manager
                             defines mid-cap companies as those whose market
                             capitalization (number of shares outstanding multiplied by the share price) falls within the range of the Russell
                             Midcap(R) Growth Index.

----------------------------------------------------------------------------------------------------------------------------------
RiverSource Variable         Long-term capital appreciation. The Fund seeks to provide     RiverSource Investments
Portfolio - S&P 500          investment results that correspond to the total return (the
Index Fund                   combination of appreciation and income) of large-
                             capitalization stocks of U.S. companies. The Fund invests
                             in common stocks included in the Standard & Poor's 500
                             Composite Stock Price Index (S&P 500). The S&P 500 is made up primarily of large-capitalization companies that
                             represent a broad spectrum of the U.S. economy.

----------------------------------------------------------------------------------------------------------------------------------
RiverSource Variable         Long-term capital appreciation. Invests primarily in equity   RiverSource Investments, adviser; River
Portfolio - Small Cap        securities. Under normal market conditions, at least 80% of   Road Asset Management, LLC, Donald
Value Fund                   the Fund's net assets will be invested in small cap           Smith & Co., Inc., Franklin Portfolio
                             companies with market capitalization, at the time of          Associates LLC and Barrow, Hanley,
                             investment, of up to $2.5 billion or that fall within the     Mewhinney & Strauss, Inc., subadvisers.
                             range of the Russell 2000(R) Value Index.

----------------------------------------------------------------------------------------------------------------------------------
Van Kampen Life              Capital growth and income through investments in equity       Van Kampen Asset Management
Investment Trust             securities, including common stocks, preferred stocks and
Comstock Portfolio,          securities convertible into common and preferred stocks.
Class II Shares

----------------------------------------------------------------------------------------------------------------------------------


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22 RIVERSOURCE ENDEAVOR SELECT VARIABLE ANNUITY
- ISSUED BY RIVERSOURCE LIFE INSURANCE CO. OF NEW YORK - PROSPECTUS

---------------------------------------------------------------------------------------------------------------------------------
FUND                         INVESTMENT OBJECTIVE AND POLICIES                             INVESTMENT ADVISER
---------------------------------------------------------------------------------------------------------------------------------
Van Kampen UIF               Above average current income and long-term capital            Morgan Stanley Investment Management
U.S. Real Estate             appreciation. Invests primarily in equity securities of       Inc., doing business as Van Kampen.
Portfolio,                   companies in the U.S. real estate industry, including real
Class II Shares              estate investment trusts.

---------------------------------------------------------------------------------------------------------------------------------
Wanger International         Long-term growth of capital. Invests primarily in stocks of   Columbia Wanger Asset Management, L.P.
Small Cap                    companies based outside the U.S. with market
                             capitalizations of less than $5 billion at time of initial purchase.

---------------------------------------------------------------------------------------------------------------------------------
Wanger U.S. Smaller          Long-term growth of capital. Invests primarily in stocks of   Columbia Wanger Asset Management, L.P.
Companies                    small- and medium-size U.S. companies with market
                             capitalizations of less than $5 billion at time of initial purchase.

---------------------------------------------------------------------------------------------------------------------------------

THE FIXED ACCOUNT


The fixed account is our general account. Amounts allocated to the fixed account become part of our general account. The fixed account includes the one-year fixed account and the DCA fixed account. We credit interest on amounts you allocate to the fixed account at rates we determine from time to time in our discretion. These rates will be based on various factors including, but not limited to, the interest rate environment, returns we earn on our general account investments, the rates currently in effect for new and existing RiverSource Life of NY annuities, product design, competition, and RiverSource Life of NY's revenues and expenses. The guaranteed minimum interest rate on amounts invested in the fixed account may vary by state but will not be lower than state law allows. We back the principal and interest guarantees relating to the fixed account. These guarantees are based on the continued claims-paying ability of RiverSource Life of NY.


The fixed account is not required to be registered with the SEC. The SEC staff does not review the disclosures in this prospectus on the fixed account, however, disclosures regarding the fixed account may be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of statements made in prospectuses.

ONE-YEAR FIXED ACCOUNT

Unless an asset allocation program is in effect, you may allocate purchase payments or transfer contract value to the one-year fixed account. The value of the one-year fixed account increases as we credit interest to the one-year fixed account. We credit and compound interest daily based on a 365-day year (366 in a leap year) so as to produce the annual effective rate which we declare. We credit the one-year fixed account with the current guaranteed annual rate that is in effect on the date we receive your purchase payment or you transfer contract value to the one-year fixed account. The interest rate we apply to each purchase payment or transfer to the one-year fixed account is guaranteed for one year. There are restrictions on the amount you can allocate to the one-year fixed account as well as on transfers from this account (see "Making the Most of Your Contract -- Transfer policies").

DCA FIXED ACCOUNT (APPLIES TO CONTRACTS ISSUED ON OR AFTER JUNE 19, 2006)

You may allocate purchase payments to the DCA fixed account. You may not transfer contract value to the DCA fixed account.

You may allocate your entire initial purchase payment to the DCA fixed account for a term of six or twelve months. We reserve the right to offer shorter or longer terms for the DCA fixed account.


------------------------------------------------------------------------------

RIVERSOURCE ENDEAVOR SELECT VARIABLE ANNUITY
- ISSUED BY RIVERSOURCE LIFE INSURANCE CO. OF NEW YORK - PROSPECTUS 23

In accordance with your investment instructions, we transfer a pro rata amount from the DCA fixed account to your investment allocations monthly so that, at the end of the DCA fixed account term, the balance of the DCA fixed account is zero. The value of the DCA fixed account increases when we credit interest to the DCA fixed account, and decreases when we make monthly transfers from the DCA fixed account to your investment allocations. We credit interest only on the declining balance of the DCA fixed account; we do not credit interest on amounts that have been transferred from the DCA fixed account. We credit and compound interest daily based on a 365-day year (366 in a leap year) so as to produce the annual effective rate which we declare. Generally, we will credit the DCA fixed account with interest at the same annual effective rate we apply to one-year fixed account on the date we receive your purchase payment, regardless of the length of the term you select. We reserve the right to declare different annual effective rates:

o     for the DCA fixed account and the one-year fixed account;

o     for the DCA fixed accounts with terms of differing length;

o for amounts in the DCA fixed account you instruct us to transfer to the one-year fixed account;

o for amounts in the DCA fixed account you instruct us to transfer to the subaccounts.

The interest rates in effect for the DCA fixed account when we receive your purchase payment are guaranteed for the length of the term. When you allocate an additional purchase payment to an existing DCA fixed account term, the interest rates applicable to that purchase payment will be the rates in effect for the DCA fixed account of the same term on the date we receive your purchase payment. For DCA fixed accounts with an initial term (or, in the case of an additional purchase payment, a remaining term) of less than twelve months, the net effective interest rates we credit to the DCA fixed account balance will be less than the declared annual effective rates.

Alternatively, you may allocate your initial purchase payment to any combination of the following which equals one hundred percent of the amount you invest:

o     the DCA fixed account for a six month term;

o     the DCA fixed account for a twelve month term;

o     the model portfolio in effect;

o if no model portfolio is in effect, to the one-year fixed account or the subaccounts, subject to investment minimums and other restrictions we may impose on investments in the one-year fixed account.

If you make a purchase payment while a DCA fixed account term is in progress, you may allocate your purchase payment among the following:

o to the DCA fixed account term(s) then in effect. Amounts you allocate to an existing DCA fixed account term will be transferred out of the DCA fixed account over the remainder of the term. For example, if you allocate a new purchase payment to an existing DCA fixed account term of six months when only two months remains in the six month term, the amount you allocate will be transferred out of the DCA fixed account over the remaining two months of the term;

o     to the model portfolio then in effect;

o if no model portfolio is in effect, then to the one-year fixed account or the subaccounts, subject to investment minimums and other restrictions we may impose on investments in the one-year fixed account.

If no DCA fixed account term is in progress when you make an additional purchase payment, you may allocate it according to the rules above for the allocation of your initial purchase payment.

If you participate in a model portfolio, and you change to a different model portfolio while a DCA fixed account term is in progress, we will allocate transfers from the DCA fixed account to your newly-elected model portfolio.

If your contract permits, and you discontinue your participation in a model portfolio while a DCA fixed account term is in progress, we will allocate transfers from the DCA fixed account for the remainder of the term in accordance with your investment instructions to us to the one-year fixed account and/or the subaccounts, subject to investment minimums and other restrictions we may impose on investments in the one-year fixed account, including but not limited to, any limitations described in this prospectus on transfers (see "Transfer policies").

You may discontinue any DCA fixed account before the end of its term by giving us notice. If you do so, we will transfer the remaining balance of the DCA fixed account whose term you are ending to the asset allocation model portfolio in effect, or if no asset allocation model portfolio is in effect, in accordance with your investment instructions to us to the one-year fixed account and/or the subaccounts, subject to investment minimums and other restrictions we may impose on investments in the one-year fixed account, including but not limited to, any limitations described in this prospectus on transfers (see "Transfer policies").

Dollar-cost averaging from the DCA fixed account does not guarantee that any subaccount will gain in value nor will it protect against a decline in value if market prices fall. For a discussion of how dollar-cost averaging works, see "Making the Most of Your Contract -- Automated Dollar-Cost Averaging."


------------------------------------------------------------------------------

24 RIVERSOURCE ENDEAVOR SELECT VARIABLE ANNUITY
- ISSUED BY RIVERSOURCE LIFE INSURANCE CO. OF NEW YORK - PROSPECTUS

BUYING YOUR CONTRACT

Your investment professional will help you complete and submit an application and send it along with your initial purchase payment to our home office. As the owner, you have all rights and may receive all benefits under the contract. You may buy a qualified or nonqualified annuity. Generally, you can own a nonqualified annuity in joint tenancy with rights of survivorship only in spousal situations. You cannot own a qualified annuity in joint tenancy. You can buy a contract or become an annuitant if you are age 85 or younger.

When you apply, you may select (if available):

o the one-year fixed account, the DCA fixed account and/or subaccounts in which you want to invest;

o     how you want to make purchase payments;

o the length of the withdrawal charge schedule (5 or 7 years from our receipt of each purchase payment);

o     a beneficiary;

o     the optional Portfolio Navigator asset allocation program(1); and

o     one of the following Death Benefits:

      --     ROP Death Benefit; or

      --     MAV Death Benefit(2).

In addition, you may also select (if available in your state):

ANY ONE OF THE FOLLOWING OPTIONAL LIVING BENEFITS (ALL REQUIRE THE USE OF THE
    ---
PORTFOLIO NAVIGATOR ASSET ALLOCATION PROGRAM):

o     Accumulation Protector Benefit(SM) rider

o     Guarantor Withdrawal Benefit for Life(SM) rider(3)

o     Income Assurer Benefit(SM) - MAV rider(4)

o     Income Assurer Benefit(SM) - 5% Accumulation Benefit Base rider(4)

o Income Assurer Benefit(SM) - Greater of MAV or 5% Accumulation Benefit Base rider(4)

(1)   There is no additional charge for this feature.

(2) Available if both you and the annuitant are age 79 or younger at contract issue.

(3) Available if both you and the annuitant are age 80 or younger at contract issue.

(4)   Available if the annuitant is age 75 or younger at contract issue.

The contract provides for allocation of purchase payments to the one-year fixed account, the DCA fixed account and/or the subaccounts of the variable account in even 1% increments. The amount of any purchase payment allocated to the one-year fixed account in total cannot exceed 30% of the purchase payment. More than 30% of a purchase payment may be allocated to the one-year fixed account if you establish an automated dollar-cost averaging arrangement with respect to the purchase payment according to procedures currently in effect. We reserve the right to further limit purchase payment allocations to the one-year fixed account if the interest rate we are then crediting on new purchase payments allocated to the one-year fixed account is equal to the minimum interest rate stated in the contract.

If your application is complete, we will process it and apply your purchase payment and any purchase payment credit to the one-year fixed account, the DCA fixed account and subaccounts you selected within two business days after we receive it at our home office. If we accept your application, we will send you a contract. If your application is not complete, you must give us the information to complete it within five business days. If we cannot accept your application within five business days, we will decline it and return your payment unless you specifically ask us to keep the payment and apply it once your application is complete. We will credit additional purchase payments you make to your accounts on the valuation date we receive them. If we receive an additional purchase payment at our home office before the close of business, we will credit any portion of that payment allocated to the subaccounts using the accumulation unit value we calculate on the valuation date we received the payment. If we receive an additional purchase payment at our home office at or after the close of business, we will credit any portion of that payment allocated to the subaccounts using the accumulation unit value we calculate on the next valuation date after we received the payment.

You may make additional purchase payments to nonqualified and qualified annuities until the retirement date, subject to the contact's allowable maximum total purchase payments.


------------------------------------------------------------------------------

RIVERSOURCE ENDEAVOR SELECT VARIABLE ANNUITY
- ISSUED BY RIVERSOURCE LIFE INSURANCE CO. OF NEW YORK - PROSPECTUS 25

THE RETIREMENT DATE

Annuity payouts begin on the retirement date. When we process your application, we will establish the retirement date to be the maximum age (or contract anniversary if applicable) for nonqualified annuities and Roth IRAs and for qualified annuities the date specified below. Your selected date can align with your actual retirement from a job, or it can be a different future date, depending on your needs and goals and on certain restrictions. You also can change the retirement date, provided you send us written instructions at least 30 days before annuity payouts begin. The retirement date may not be earlier than 13 months after the effective contract date.

FOR NONQUALIFIED ANNUITIES AND ROTH IRAS, THE RETIREMENT DATE MUST BE:

o no later than the annuitant's 90th(1) birthday or the tenth contract anniversary, if purchased after age 80(1).

FOR QUALIFIED ANNUITIES EXCEPT ROTH IRAS, TO COMPLY WITH IRS REGULATIONS, THE RETIREMENT DATE GENERALLY MUST BE:

o for IRAs by April 1 of the year following the calendar year when the annuitant reaches age 70 1/2; or

o for all other qualified annuities, by April 1 of the year following the calendar year when the annuitant reaches age 70 1/2 or, if later, retires (except that 5% business owners may not select a retirement date that is later than April 1 of the year following the calendar year when they reach age 70 1/2).

If you satisfy your required minimum distributions in the form of partial withdrawals from this contract, annuity payouts can start as late as the annuitant's 90th(1) birthday or the tenth contract anniversary, if later, or a date that has been otherwise agreed to by us.

Contract owners of IRAs and TSAs may also be able to satisfy required minimum distributions using other IRAs or TSAs, and in that case, may delay the annuity payout start date for this contract.

(1) Applies to contracts purchased on or after June 19, 2006. For all other contracts, the retirement date must be no later than the annuitant's 85th birthday or the tenth contract anniversary, if purchased after age
      75. Ask your investment professional which retirement date applies to you.

BENEFICIARY

We will pay your named beneficiary the death benefit if it becomes payable before the retirement date (while the contract is in force and before annuity payouts begin). If there is no named beneficiary, then the default provisions of your contract will apply. (See "Benefits in Case of Death" for more about beneficiaries.)

PURCHASE PAYMENTS

Purchase payment amounts and purchase payment timing may be limited under the terms of your contract or pursuant to state requirements.

MINIMUM INITIAL PURCHASE PAYMENT

   $10,000

MINIMUM ADDITIONAL PURCHASE PAYMENTS

   $100 for all other payment types

MAXIMUM TOTAL PURCHASE PAYMENTS*

   $1,000,000


* This limit applies in total to all RiverSource Life of NY annuities you own. We reserve the right to waive or increase the maximum limit. For qualified annuities, the Code's limits on annual contributions also apply. We may also restrict cumulative additional purchase payments to $100,000 for contracts with the Guarantor Withdrawal Benefit for Life(SM) rider and will restrict cumulative purchase payments to $100,000 for contracts with the Guarantor(SM) Withdrawal Benefit rider. Additional purchase payments are restricted during the waiting period after the first 180 days immediately following the effective date of the Accumulation Protector Benefit(SM) rider.


HOW TO MAKE PURCHASE PAYMENTS

BY LETTER

Send your check along with your name and contract number to:

REGULAR MAIL:


RiverSource Life Insurance Co. of New York

20 Madison Avenue Extension
P.O. Box 5555
Albany, NY 12205-0555

EXPRESS MAIL:


RiverSource Life Insurance Co. of New York

20 Madison Avenue Extension
Albany, NY 12203


------------------------------------------------------------------------------

26 RIVERSOURCE ENDEAVOR SELECT VARIABLE ANNUITY
- ISSUED BY RIVERSOURCE LIFE INSURANCE CO. OF NEW YORK - PROSPECTUS

PURCHASE PAYMENT CREDITS

Purchase payment credits are not available for:

o     contracts with a five-year withdrawal charge schedule.

o contracts with a seven-year payment schedule where the contract was purchased on or after June 19, 2006.

All other contracts will receive a purchase payment credit on any purchase payment made to the contract. We apply a credit to your contract of 1% of your current purchase payment. We apply this credit immediately. We allocate the credit to the one-year fixed account and the subaccounts in the same proportions as your purchase payment.

We will reverse credits from the contract value for any purchase payment that is not honored (if, for example, your purchase payment check is returned for insufficient funds).

Because of higher charges, there may be circumstances where you may be worse off for having received the credit than in other contracts. All things being equal (such as guarantee availability or fund performance and availability), this may occur if you hold your contract for 15 years or more. This also may occur if you make a full withdrawal in the first seven years. You should consider these higher charges and other relevant factors before you buy this contract or before you exchange a contract you currently own for this contract.

This credit is made available through revenue from higher withdrawal charges and contract administrative charges than would otherwise be charged. In general, we do not profit from the higher charges assessed to cover the cost of the purchase payment credit. We use all the revenue from these higher charges to pay for the cost of the credits. However, we could profit from the higher charges if market appreciation is higher than expected or if contract owners hold their contracts for longer than expected.

CHARGES

CONTRACT ADMINISTRATIVE CHARGE

We charge this fee for establishing and maintaining your records. We deduct $40 from the contract value on your contract anniversary or, if earlier, when the contact is fully withdrawn. We prorate this charge among the fixed account and the subaccounts in the same proportion your interest in each account bears to your total contract value. However, any amount deducted from the fixed account will be limited to (1) the amount of interest credited in excess of the guaranteed minimum interest rate; plus (2) any amounts allocated or transferred to the fixed account in that contract year. In no instance will the charge from the fixed account exceed $30 in any contract year.

We will waive this charge when your contract value is $50,000 or more on the current contract anniversary.

If you take a full withdrawal from your contract, we will deduct the charge at the time of withdrawal regardless of the contract value. We cannot increase the annual contract administrative charge and it does not apply after annuity payouts begin or when we pay death benefits.

VARIABLE ACCOUNT ADMINISTRATIVE CHARGE

We apply this charge daily to the subaccounts. It is reflected in the unit values of your subaccounts and it totals 0.15% of their average daily net assets on an annual basis. It covers certain administrative and operating expenses of the subaccounts such as accounting, legal and data processing fees and expenses involved in the preparation and distribution of reports and prospectuses. We cannot increase the variable account administrative charge.


------------------------------------------------------------------------------

RIVERSOURCE ENDEAVOR SELECT VARIABLE ANNUITY
- ISSUED BY RIVERSOURCE LIFE INSURANCE CO. OF NEW YORK - PROSPECTUS 27

MORTALITY AND EXPENSE RISK FEE

We charge these fees daily to the subaccounts. The unit values of your subaccounts reflect these fees. These fees cover the mortality and expense risk that we assume. Approximately two-thirds of this amount is for our assumption of mortality risk, and one-third is for our assumption of expense risk. These fees do not apply to the fixed account. We cannot increase these fees.

The mortality and expense risk fee you pay is based on the death benefit guarantee you select, whether the contract is a qualified annuity or a nonqualified annuity and the withdrawal charge schedule that applies to your contract.

                                                                 QUALIFIED ANNUITIES   NONQUALIFIED ANNUITIES
SEVEN-YEAR WITHDRAWAL CHARGE SCHEDULE FOR CONTRACTS PURCHASED
ON OR AFTER JUNE 19, 2006
ROP Death Benefit                                                       0.90%                   1.05%
MAV Death Benefit                                                       1.10                    1.25

SEVEN-YEAR WITHDRAWAL CHARGE SCHEDULE FOR ALL OTHER CONTRACTS
ROP Death Benefit                                                       1.00%                   1.15%
MAV Death Benefit                                                       1.20                    1.35

FIVE-YEAR WITHDRAWAL CHARGE SCHEDULE
ROP Death Benefit                                                       1.20%                   1.35%
MAV Death Benefit                                                       1.40                    1.55

Mortality risk arises because of our guarantee to pay a death benefit and our guarantee to make annuity payouts according to the terms of the contract, no matter how long a specific annuitant lives and no matter how long our entire group of annuitants live. If, as a group, annuitants outlive the life expectancy we assumed in our actuarial tables, then we must take money from our general assets to meet our obligations. If, as a group, annuitants do not live as long as expected, we could profit from the mortality risk fee.

Expense risk arises because we cannot increase the contract administrative charge or the variable account administrative charge and these charges may not cover our expenses. We would have to make up any deficit from our general assets. We could profit from the expense risk fee if future expenses are less than expected.

The subaccounts pay us the mortality and expense risk fee they accrued as follows:

o first, to the extent possible, the subaccounts pay this fee from any dividends distributed from the funds in which they invest;

o then, if necessary, the funds redeem shares to cover any remaining fees payable.

We may use any profits we realize from the subaccounts' payment to us of the mortality and expense risk fee for any proper corporate purpose, including, among others, payment of distribution (selling) expenses. We do not expect that the withdrawal charge will cover sales and distribution expenses.

ACCUMULATION PROTECTOR BENEFIT(SM) RIDER FEE

We charge an annual fee of 0.55% of the greater of your contract value or the minimum contract accumulation value on your contract anniversary for this optional benefit only if you select it. We deduct the fee from the contract value on the contract anniversary. We prorate this fee among the fixed account and the subaccounts in the same proportion as your interest in each bears to your total contract value. However, any amount deducted from the fixed account will be limited to (1) the amount of interest credited in excess of the guaranteed minimum interest rate; plus (2) any amounts allocated or transferred to the fixed account in that contract year.

Once you elect the Accumulation Protector Benefit(SM) rider, you may not cancel it and the fee will continue to be deducted until the end of the waiting period. If the contract is terminated for any reason or when annuity payouts begin, we will deduct the fee, adjusted for the number of calendar days coverage was in place since we last deducted the fee.

Currently, the Accumulation Protector Benefit(SM) rider charge does not vary with the Portfolio Navigator model portfolio selected; however, we reserve the right to increase this charge and/or charge a separate rider charge for each model portfolio for new contract holders. The Accumulation Protector Benefit(SM) rider charge will not exceed a maximum of 1.75%.

We will not change the Accumulation Protector Benefit(SM) rider charge after the rider effective date unless:

(a) you choose the annual elective step up after we have exercised our rights to increase the rider charge;

(b) you choose the spousal continuation step up after we have exercised our rights to increase the rider charge;

(c) you change your Portfolio Navigator model portfolio after we have exercised our rights to increase the rider charge;

(d) you change your Portfolio Navigator model portfolio after we have exercised our rights to charge a separate rider charge for each model portfolio.


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28 RIVERSOURCE ENDEAVOR SELECT VARIABLE ANNUITY
- ISSUED BY RIVERSOURCE LIFE INSURANCE CO. OF NEW YORK - PROSPECTUS

If you choose the elective step up, the elective spousal continuation step up or change your Portfolio Navigator model portfolio after we have exercised our rights to increase the rider charge as described above, you will pay the charge that is in effect on the valuation date we receive your written request to step up or change your Portfolio Navigator model portfolio. On the next contract anniversary, we will calculate an average rider charge, for the preceding contract year only, that reflects the various different charges that were in effect that year, adjusted for the number of calendar days each charge was in effect. The waiting period for this rider will be restarted if you elect to change your model portfolio to one that causes the rider charge to increase more than 0.20% whenever the remaining waiting period just prior to the change is less than three years (see "Optional Benefits -- Accumulation Protector Benefit Rider").

The fee does not apply after annuity payouts begin.

GUARANTOR WITHDRAWAL BENEFIT FOR LIFE(SM) RIDER FEE

We charge an annual fee of 0.65% of the greater of the contract anniversary value or the total Remaining Benefit Amount (RBA) for this optional feature only if you select it. We deduct the fee from your contract value on your contract anniversary. We prorate this fee among the fixed account and the subaccounts in the same proportion as your interest in each bears to your total contract value. However, any amount deducted from the fixed account will be limited to (1) the amount of interest credited in excess of the guaranteed minimum interest rate; plus (2) any amounts allocated or transferred to the fixed account in that contract year.

Once you elect the Guarantor Withdrawal Benefit for Life(SM) rider, you may not cancel it and the fee will continue to be deducted until the contract is terminated, the contract value reduces to zero or annuity payouts begin. If the contract is terminated for any reason or when annuity payouts begin, we will deduct the fee, adjusted for the number of calendar days coverage was in place since we last deducted the fee. If the RBA or the Annual Lifetime Payment (ALP) goes to zero but the contract value has not been depleted, you will continue to be charged.

Currently the Guarantor Withdrawal Benefit for Life(SM) rider charge does not vary with the Portfolio Navigator model portfolio selected; however, we reserve the right to increase this charge and/or charge a separate rider charge for each model portfolio for new contract owners. The Guarantor Withdrawal Benefit for Life(SM) rider charge will not exceed a maximum charge of 1.50%.

We will not change the Guarantor Withdrawal Benefit for Life(SM) rider charge after the rider effective date unless:

(a) you choose the annual elective step up after we have exercised our rights to increase the rider charge. However, if you choose to exercise the annual elective step up before the third contract anniversary, the Guarantor Withdrawal Benefit for Life(SM) rider charge will not change until the third contract anniversary, when it will change to the charge that was in effect on the valuation date we received your last written request to exercise the elective annual step up;

(b) you choose elective spousal continuation step up after we have exercised our rights to increase the rider charge;

(c) you change your Portfolio Navigator model portfolio after we have exercised our rights to increase the rider charge;

(d) you change your Portfolio Navigator model portfolio after we have exercised our rights to charge a separate rider charge for each model portfolio.

If you choose the elective step up, the elective spousal continuation step up, or change your Portfolio Navigator model portfolio after we have exercised our rights to increase the rider charge as described above, you will pay the charge that is in effect on the valuation date we receive your written request to step up or change your Portfolio Navigator model portfolio. On the next contract anniversary, we will calculate an average rider charge, for the preceding contract year only, that reflects the various different charges that were in effect that year, adjusted for the number of calendar days each charge was in effect.

The fee does not apply after annuity payouts begin.

GUARANTOR(SM) WITHDRAWAL BENEFIT RIDER FEE

We charge an annual fee of 0.55% of contract value for this optional feature only if you select it. We deduct the fee from your contract value on your contract anniversary. We prorate this fee among the one-year fixed account and the subaccounts in the same proportion as your interest in each bears to your total contract value. However, any amount deducted from the one-year fixed account will be limited to (1) the amount of interest credited in excess of the guaranteed minimum interest rate; plus (2) any amounts allocated or transferred to the one-year fixed account in that contract year.

Once you elect the Guarantor(SM) Withdrawal Benefit rider, you may not cancel it and the fee will continue to be deducted until the contract is terminated, the contract value reduces to zero or annuity payouts begin. If the contract is terminated for any reason or when annuity payouts begin, we will deduct the fee, adjusted for the number of calendar days coverage was in place since we last deducted the fee. If the Remaining Benefit Amount (RBA) goes to zero but the contract value has not been depleted, you will continue to be charged.


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RIVERSOURCE ENDEAVOR SELECT VARIABLE ANNUITY
- ISSUED BY RIVERSOURCE LIFE INSURANCE CO. OF NEW YORK - PROSPECTUS 29

Currently the Guarantor(SM) Withdrawal Benefit rider charge does not vary with the Portfolio Navigator model portfolio selected; however, we reserve the right to increase this charge and/or charge a separate rider charge for each model portfolio for new contract owners. The Guarantor(SM) Withdrawal Benefit rider charge will not exceed a maximum charge of 1.50%.

We will not change the Guarantor(SM) Withdrawal Benefit rider charge after the rider effective date unless:

(a) you choose the annual elective step up after we have exercised our rights to increase the rider charge. However, if you choose to step up before the third contract anniversary, the Guarantor(SM) Withdrawal Benefit rider charge will not change until the third contract anniversary, when it will change to the charge that was in effect on the valuation date we received your last written request to exercise the elective step up; and

(b) you choose the elective spousal continuation step up after we have exercised our rights to increase the rider charge;

(c) you change your Portfolio Navigator model portfolio after we have exercised our rights to increase the rider charge;

(d) you change your Portfolio Navigator model portfolio after we have exercised our rights to charge a separate rider charge for each model portfolio.

If you choose the elective step up, the elective spousal continuation step up, or change your Portfolio Navigator model portfolio after we have exercised our rights to increase the rider charge as described above, you will pay the charge that is in effect on the valuation date we receive your written request to step up or change your Portfolio Navigator model portfolio. On the next contract anniversary, we will calculate an average rider charge, for the preceding contract year only, that reflects the various different charges that were in effect that year, adjusted for the number of calendar days each charge was in effect.

The fee does not apply after annuity payouts begin.

INCOME ASSURER BENEFIT(SM) RIDER FEE

We charge an annual fee for this optional feature only if you select it. We determine the fee by multiplying the guaranteed income benefit base by the charge for the Income Assurer Benefit(SM) rider you select. There are three Income Assurer Benefit(SM) rider options available under your contract (see "Optional Benefits -- Income Assurer Benefit(SM) Riders") and each has a different guaranteed income benefit base calculation. The charge for each Income Assurer Benefit(SM) is as follows:

                                                                                MAXIMUM     CURRENT
Income Assurer Benefit(SM) - MAV                                                 1.50%       0.30%
Income Assurer Benefit(SM) - 5% Accumulation Benefit Base                        1.75        0.60
Income Assurer Benefit(SM) - Greater of MAV or 5% Accumulation Benefit Base      2.00        0.65

We deduct the fee from the contract value on your contract anniversary. We prorate this fee among the fixed account and the subaccounts in the same proportion your interest in each account bears to your total contract value. However, any amount deducted from the fixed account will be limited to (1) the amount of interest credited in excess of the guaranteed minimum interest rate; plus (2) any amounts allocated or transferred to the fixed account in that contract year. If the contract is terminated for any reason or when annuity payouts begin, we will deduct the appropriate Income Assurer Benefit(SM) fee, adjusted for the number of calendar days coverage was in place since we last deducted the fee.

Currently the Income Assurer Benefit(SM) rider charge does not vary with the Portfolio Navigator model portfolio selected; however, we reserve the right to increase this charge and/or charge a separate charge for each model portfolio for new contract owners but not to exceed the maximum charges shown above. We cannot change the Income Assurer Benefit(SM) charge after the rider effective date, unless you change your Portfolio Navigator model portfolio after we have exercised our rights to increase the charge and/or charge a separate charge for each model portfolio. If you decide to change your Portfolio Navigator model portfolio after we have exercised our rights to increase the charge for new contract owners, you will pay the charge that is in effect on the valuation date we receive your written request to change your Portfolio Navigator model portfolio. On the next contract anniversary, we will calculate an average rider charge for the preceding contract year only, that reflects the various different charges that were in effect that year, adjusted for the number of calendar days each charge was in effect. The waiting period for the rider will be restarted if you elect to change your model portfolio to one that causes the rider charge to increase more than 0.20% whenever the remaining waiting period just prior to the change is less than three years (see "Optional Benefits -- Income Assurer Benefit(SM) Riders"). The fee does not apply after annuity payouts begin or the Income Assurer Benefit(SM) terminates.

For an example of how each Income Assurer Benefit(SM) rider fee is calculated, see Appendix A.


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30 RIVERSOURCE ENDEAVOR SELECT VARIABLE ANNUITY
- ISSUED BY RIVERSOURCE LIFE INSURANCE CO. OF NEW YORK - PROSPECTUS

WITHDRAWAL CHARGE

If you withdraw all or part of your contract value before annuity payouts begin, we may deduct a withdrawal charge. As described below, a withdrawal charge applies to each purchase payment you make. The withdrawal charge lasts for 7 years or 5 years from our receipt of each purchase payment, depending on which withdrawal charge schedule you select when you purchase the contract (see "Expense Summary").

You may withdraw an amount during any contract year without a withdrawal charge. We call this amount the Total Free Amount (TFA). The TFA varies depending on whether your contract includes Guarantor Withdrawal Benefit for Life(SM) rider or the Guarantor(SM) Withdrawal Benefit rider:

CONTRACTS WITHOUT GUARANTOR WITHDRAWAL BENEFIT FOR LIFE(SM) RIDER OR GUARANTOR(SM) WITHDRAWAL BENEFIT RIDER

The TFA is the greater of:


o     10% of the contract value on the prior contract anniversary(1); or


o     current contract earnings.

CONTRACTS WITH GUARANTOR WITHDRAWAL BENEFIT FOR LIFE(SM) RIDER

The TFA is the greatest of:

o     10% of the contract value on the prior contract anniversary(1);


o     current contract earnings; or


o the greater of the Remaining Benefit Payment or the Remaining Annual Lifetime Payment.

CONTRACTS WITH GUARANTOR(SM) WITHDRAWAL BENEFIT RIDER

The TFA is the greatest of:

o     10% of the contract value on the prior contract anniversary(1);


o     current contract earnings; or


o     the Remaining Benefit Payment.

(1) We consider your initial purchase payment and any purchase payment credit to be the prior contract anniversary's contract value during the first contract year.

Amounts withdrawn in excess of the TFA may be subject to a withdrawal charge as described below.

A withdrawal charge will apply if the amount you withdraw includes any of your prior purchase payments that are still within their withdrawal charge schedule. To determine whether your withdrawal includes any of your prior purchase payments that are still within their withdrawal charge schedule, we withdraw amounts from your contract in the following order:

1. We withdraw the TFA first. We do not assess a withdrawal charge on the TFA.

2. We withdraw purchase payments not previously withdrawn, in the order you made them: the oldest purchase payment first, the next purchase payment second, etc. until all purchase payments have been withdrawn. By applying this "first-in, first-out" rule, we do not assess a withdrawal charge on purchase payments that we received prior to the number of years stated in the withdrawal charge schedule you select when you purchase the contract. We only assess a withdrawal charge on purchase payments that are still within the withdrawal charge schedule you selected.

EXAMPLE: Each time you make a purchase payment under the contract, a withdrawal charge schedule attaches to that purchase payment. The withdrawal charge percentage for each purchase payment declines according to the withdrawal charge schedule shown in your contract. (THE WITHDRAWAL CHARGE PERCENTAGES FOR THE 5-YEAR AND 7-YEAR WITHDRAWAL CHARGE SCHEDULE ARE SHOWN IN A TABLE IN THE "EXPENSE SUMMARY" ABOVE.) For example, if you select the 7-Year withdrawal charge schedule, during the first two years after a purchase payment is made, the withdrawal charge percentage attached to that payment is 8%. The withdrawal charge percentage for that payment during the seventh year after it is made is 3%. At the beginning of the eighth year after that purchase payment is made, and thereafter, there is no longer a withdrawal charge as to that payment.

We determine your withdrawal charge by multiplying each of your payments withdrawn by the applicable withdrawal charge percentage (see "Expense Summary"), and then adding the total withdrawal charges.

For a partial withdrawal that is subject to a withdrawal charge, the amount we actually deduct from your contract value will be the amount you request plus any applicable withdrawal charge. We pay you the amount you request.

For an example, see Appendix B.


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RIVERSOURCE ENDEAVOR SELECT VARIABLE ANNUITY
- ISSUED BY RIVERSOURCE LIFE INSURANCE CO. OF NEW YORK - PROSPECTUS 31

WAIVER OF WITHDRAWAL CHARGES

We do not assess withdrawal charges for:

o     withdrawals of any contract earnings;

o withdrawals of amounts totaling up to 10% of the contract value on the prior contract anniversary to the extent it exceeds contract earnings;

o if you elected the Guarantor Withdrawal Benefit for Life(SM) rider, the greater of your contract's Remaining Benefit Payment or Remaining Annual Lifetime Payment to the extent it exceeds the greater of contract earnings or 10% of the contract value on the prior contract anniversary;

o if you elected the Guarantor(SM) Withdrawal Benefit rider, your contract's Remaining Benefit Payment to the extent it exceeds the greater of contract earnings or 10% of the contract value on the prior contract anniversary;

o required minimum distributions from a qualified annuity provided the amount is no greater than the required amount calculated under your specific contract currently in force; and

o contracts settled using an annuity payout plan (EXCEPTION: As described below, if you select annuity payout Plan E, and choose later to withdraw the value of your remaining annuity payments, we will assess a withdrawal charge.)

o withdrawals made as a result of one of the "Contingent events"* described below (see your contract for additional conditions and restrictions);

o     amounts we refund to you during the free look period;* and

o     death benefits.

* However, we will reverse certain purchase payment credits up to the maximum withdrawal charge. (See "Buying Your Contract -- Purchase Payment Credits.")

CONTINGENT EVENTS

o Withdrawals you make if you or the annuitant are confined to a hospital or nursing home and have been for the prior 60 days. Your contract will include this provision when you and the annuitant are under age 76 at contract issue. You must provide proof satisfactory to us of the confinement as of the date you request the withdrawal.

o To the extent permitted by state law, withdrawals you make if you or the annuitant are diagnosed in the second or later contract years as disabled with a medical condition that with reasonable medical certainty will result in death within 12 months or less from the date of the licensed physician's statement. You must provide us with a licensed physician's statement containing the terminal illness diagnosis and the date the terminal illness was initially diagnosed.

WITHDRAWAL CHARGE UNDER ANNUITY PAYOUT PLAN E -- PAYOUTS FOR A SPECIFIC
PERIOD: Under this annuity payout plan, in most cases you can elect to take a withdrawal of the remaining variable payouts. If you take a withdrawal we impose a withdrawal charge. This charge will vary based on the death benefit guarantee and the assumed investment rate (AIR) you selected for the variable payouts. The withdrawal charge equals the present value of the remaining variable payouts using an AIR of either 3.5% or 5.0% minus the present value of the remaining variable payouts using the applicable discount rate shown in a table in the "Expense Summary." (See "The Annuity Payout Period -- Annuity Payout Plans.")

POSSIBLE GROUP REDUCTIONS: In some cases we may incur lower sales and administrative expenses due to the size of the group, the average contribution and the use of group enrollment procedures. In such cases, we may be able to reduce or eliminate the contract administrative and withdrawal charges. However, we expect this to occur infrequently.

FUND FEES AND EXPENSES

There are deductions from and expenses paid out of the assets of the funds that are described in the prospectuses for those funds. (See "Annual Operating Expenses of the Funds.")


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32 RIVERSOURCE ENDEAVOR SELECT VARIABLE ANNUITY
- ISSUED BY RIVERSOURCE LIFE INSURANCE CO. OF NEW YORK - PROSPECTUS

VALUING YOUR INVESTMENT

We value your accounts as follows:

THE FIXED ACCOUNT

THE FIXED ACCOUNT INCLUDES THE ONE-YEAR FIXED ACCOUNT AND THE DCA FIXED
ACCOUNT.

We value the amounts you allocate to the fixed account directly in dollars. The value of the fixed account equals:

o the sum of your purchase payments allocated to the one-year fixed account and the DCA fixed account, and transfer amounts to the one-year fixed account;

o     plus interest credited;

o minus the sum of amounts withdrawn (including any applicable withdrawal charges) and amounts transferred out;

o     minus any prorated portion of the contract administrative charge; and

o minus the prorated portion of the fee for any of the following optional benefits you have selected:

      --     Accumulation Protector Benefit(SM) rider;

      --     Guarantor Withdrawal Benefit for Life(SM) rider;

      --     Guarantor(SM) Withdrawal Benefit rider;

      --     Income Assurer Benefit(SM) rider;

      --     Benefit Protector(SM) rider; or

      --     Benefit Protector(SM) Plus rider.

SUBACCOUNTS

We convert amounts you allocated to the subaccounts into accumulation units. Each time you make a purchase payment or transfer amounts into one of the subaccounts or we apply any purchase payment credits, we credit a certain number of accumulation units to your contract for that subaccount. Conversely, we subtract a certain number of accumulation units from your contract each time you take a partial withdrawal; transfer amounts out of a subaccount; or we assess a contract administrative charge, a withdrawal charge, or fee for any optional contract riders with annual charges (if applicable).

The accumulation units are the true measure of investment value in each subaccount during the accumulation period. They are related to, but not the same as, the net asset value of the fund in which the subaccount invests. The dollar value of each accumulation unit can rise or fall daily depending on the variable account expenses, performance of the fund and on certain fund expenses.

Here is how we calculate accumulation unit values:

NUMBER OF UNITS: To calculate the number of accumulation units for a particular subaccount, we divide your investment by the current accumulation unit value.

ACCUMULATION UNIT VALUE: The current accumulation unit value for each subaccount equals the last value times the subaccount's current net investment factor.


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RIVERSOURCE ENDEAVOR SELECT VARIABLE ANNUITY
- ISSUED BY RIVERSOURCE LIFE INSURANCE CO. OF NEW YORK - PROSPECTUS 33

WE DETERMINE THE NET INVESTMENT FACTOR BY:

o adding the fund's current net asset value per share, plus the per share amount of any accrued income or capital gain dividends to obtain a current adjusted net asset value per share; then

o     dividing that sum by the previous adjusted net asset value per share;
      and

o subtracting the percentage factor representing the mortality and expense risk fee and the variable account administrative charge from the result.

Because the net asset value of the fund may fluctuate, the accumulation unit value may increase or decrease. You bear all the investment risk in a subaccount.

FACTORS THAT AFFECT SUBACCOUNT ACCUMULATION UNITS: Accumulation units may change in two ways -- in number and in value.

The number of accumulation units you own may fluctuate due to:

o     additional purchase payments you allocate to the subaccounts;

o     any purchase payment credits allocated to the subaccounts;

o     transfers into or out of the subaccounts;

o     partial withdrawals;

o     withdrawal charges;

and the deduction of a prorated portion of:

o     the contract administrative charge; and

o     the fee for any of the following optional benefits you have selected:

      o     Accumulation Protector Benefit(SM) rider;

      o     Guarantor Withdrawal Benefit for Life(SM) rider;

      o     Guarantor(SM) Withdrawal Benefit rider; or

      o     Income Assurer Benefit(SM) rider.

Accumulation unit values will fluctuate due to:

o     changes in fund net asset value;

o     fund dividends distributed to the subaccounts;

o     fund capital gains or losses;

o     fund operating expenses; and

o mortality and expense risk fee and the variable account administrative charge.


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34 RIVERSOURCE ENDEAVOR SELECT VARIABLE ANNUITY
- ISSUED BY RIVERSOURCE LIFE INSURANCE CO. OF NEW YORK - PROSPECTUS

MAKING THE MOST OF YOUR CONTRACT

AUTOMATED DOLLAR-COST AVERAGING

Currently, you can use automated transfers to take advantage of dollar-cost averaging (investing a fixed amount at regular intervals). For example, you might transfer a set amount monthly from a relatively conservative subaccount to a more aggressive one, or to several others, or from the one-year fixed account to one or more subaccounts. You can also obtain the benefits of dollar-cost averaging by setting up an Interest Sweep strategy. Interest Sweeps are a monthly transfer of the interest earned from the one-year fixed account into the subaccounts of your choice. If you participate in an Interest Sweep strategy the interest you earn on the one-year fixed account will be less than the annual interest rate we apply because there will be no compounding. There is no charge for dollar-cost averaging.

This systematic approach can help you benefit from fluctuations in accumulation unit values caused by fluctuations in the market values of the funds. Since you invest the same amount each period, you automatically acquire more units when the market value falls and fewer units when it rises. The potential effect is to lower your average cost per unit.

HOW DOLLAR-COST AVERAGING WORKS

                                                                                NUMBER
By investing an equal number                          AMOUNT    ACCUMULATION   OF UNITS
of dollars each month ...                    MONTH   INVESTED    UNIT VALUE    PURCHASED
                                              Jan     $ 100         $ 20         5.00
you automatically buy                         Feb       100           18         5.56
more units when the                           Mar       100           17         5.88
per unit market price is low ... -------->    Apr       100           15         6.67
                                              May       100           16         6.25
                                              Jun       100           18         5.56
and fewer units                               Jul       100           17         5.88
when the per unit                             Aug       100           19         5.26
market price is high.            -------->    Sept      100           21         4.76
                                              Oct       100           20         5.00

You paid an average price of $17.91 per unit over the 10 months, while the average market price actually was $18.10.

Dollar-cost averaging does not guarantee that any subaccount will gain in value nor will it protect against a decline in value if market prices fall. Because dollar-cost averaging involves continuous investing, your success will depend upon your willingness to continue to invest regularly through periods of low price levels. Dollar-cost averaging can be an effective way to help meet your long-term goals. For specific features contact your investment professional.

Dollar-cost averaging as described in this section is not available when a Portfolio Navigator model portfolio is in effect. However, subject to certain restrictions, dollar-cost averaging is available through the DCA fixed account. See the "DCA Fixed Account" and "Portfolio Navigator Asset Allocation Program" sections in this prospectus for details.

ASSET REBALANCING

You can ask us in writing to automatically rebalance the subaccount portion of your contract value either quarterly, semiannually, or annually. The period you select will start to run on the date we record your request. On the first valuation date of each of these periods, we automatically will rebalance your contract value so that the value in each subaccount matches your current subaccount percentage allocations. These percentage allocations must be in whole numbers. There is no charge for asset rebalancing. The contract value must be at least $2,000.

You can change your percentage allocations or your rebalancing period at any time by contacting us in writing. We will restart the rebalancing period you selected as of the date we record your change. You also can ask us in writing or by any other method acceptable by us, to stop rebalancing your contract value. You must allow 30 days for us to change any instructions that currently are in place. For more information on asset rebalancing, contact your investment professional.

Different rules apply to asset rebalancing under a Portfolio Navigator model portfolio (see "Asset Allocation Program" and "Portfolio Navigator Asset Allocation Program" below).


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RIVERSOURCE ENDEAVOR SELECT VARIABLE ANNUITY
- ISSUED BY RIVERSOURCE LIFE INSURANCE CO. OF NEW YORK - PROSPECTUS 35

As long as you are not participating in a Portfolio Navigator model portfolio, asset rebalancing is available for use with the DCA fixed account (see "DCA Fixed Account") only if your subaccount allocation for asset rebalancing is exactly the same as your subaccount allocation for transfers from the DCA fixed account. If you change your subaccount allocations under the asset rebalancing program or the DCA fixed account, we will automatically change the subaccount allocations so they match. If you do not wish to have the subaccount allocation be the same for the asset rebalancing program and the DCA fixed account, you must terminate the asset rebalancing program or the DCA fixed account, as you may choose.

ASSET ALLOCATION PROGRAM

For contracts purchased before June 19, 2006, we offered an asset allocation program called Portfolio Navigator. You may elect to participate in the asset allocation program, and there is no additional charge. If you purchased an optional Accumulation Protector Benefit(SM) rider, Guarantor(SM) Withdrawal Benefit rider or Income Assurer Benefit(SM) rider, you are required to participate in the PN program under the terms of the rider.

This asset allocation program allows you to allocate your contract value to a model portfolio that consists of subaccounts and may include the one-year fixed account (if available under the asset allocation program), which represent various asset classes. By spreading your contract value among these various asset classes, you may be able to reduce the volatility in your contract value, but there is no guarantee that this will occur.

Asset allocation does not guarantee that your contract will increase in value nor will it protect against a decline in value if market prices fall. If you choose or are required to participate in the asset allocation program, you are responsible for determining which model portfolio is best for you. Your investment professional can help you make this determination. In addition, your investment professional may provide you with an investor questionnaire, a tool that can help you determine which model portfolio is suited to your needs based on factors such as your investment goals, your tolerance for risk, and how long you intend to invest.

Currently, there are five model portfolios ranging from conservative to aggressive. You may not use more than one model portfolio at a time. You are allowed to request a change to another model portfolio twice per contract year. Each model portfolio specifies allocation percentages to each of the subaccounts and/or the one-year fixed account that make up that model portfolio. By participating in the asset allocation program, you authorize us to invest your contract value in the subaccounts and/or one-year fixed account (if included) according to the allocation percentages stated for the specific model portfolio you have selected. You also authorize us to automatically rebalance your contract value quarterly beginning three months after the effective date of your contract in order to maintain alignment with the allocation percentages specified in the model portfolio.

Under the asset allocation program, the subaccounts and/or the one-year fixed account (if included) that make up the model portfolio you selected and the allocation percentages to those subaccounts and/or the one-year fixed account (if included) will not change unless we adjust the composition of the model portfolio to reflect the liquidation, substitution or merger of an underlying fund, a change of investment objective by an underlying fund or when an underlying fund stops selling its shares to the variable account. We reserve the right to change the terms and conditions of the asset allocation program upon written notice to you.

If permitted under applicable securities law, we reserve the right to:

o reallocate your current model portfolio to an updated version of your current model portfolio; or

o     substitute a fund of funds for your current model portfolio.

We also reserve the right to discontinue the asset allocation program. We will give you 30 days' written notice of any such change.

If you elected to participate in the asset allocation program, you may discontinue your participation in the program at any time by giving us written notice. Upon cancellation, automated rebalancing associated with the asset allocation program will end. You can elect to participate in the asset allocation program again at any time.


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36 RIVERSOURCE ENDEAVOR SELECT VARIABLE ANNUITY
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

REQUIRED USE OF ASSET ALLOCATION PROGRAM WITH ACCUMULATION PROTECTOR BENEFIT(SM) RIDER, GUARANTOR(SM) WITHDRAWAL BENEFIT RIDER OR INCOME ASSURER BENEFIT(SM) RIDER

If you are required to participate in the asset allocation program because you purchased an optional Accumulation Protector Benefit(SM) rider, Guarantor(SM) Withdrawal Benefit rider or Income Assurer Benefit(SM) rider, you may not discontinue your participation in the asset allocation program unless permitted by the terms of the rider as summarized below:

o ACCUMULATION PROTECTOR BENEFIT(SM) RIDER: You cannot terminate the Accumulation Protector Benefit(SM) rider. As long as the Accumulation Protector Benefit(SM) rider is in effect, your contract value must be invested in one of the model portfolios. The Accumulation Protector Benefit(SM) rider automatically ends at the end of the waiting period as does the requirement that you participate in the asset allocation program. At all other times, if you do not want to participate in any of the model portfolios, you must terminate your contract by requesting a full withdrawal. Withdrawal charges and tax penalties may apply. THEREFORE, YOU SHOULD NOT SELECT THE ACCUMULATION PROTECTOR BENEFIT(SM) RIDER IF YOU DO NOT INTEND TO CONTINUE PARTICIPATING IN ONE OF THE MODEL PORTFOLIOS UNTIL THE END OF THE WAITING PERIOD.

o GUARANTOR(SM) WITHDRAWAL BENEFIT RIDER: Because the Guarantor(SM) Withdrawal Benefit rider requires that your contract value be invested in one of the model portfolios for the life of the contract, and you cannot terminate the Guarantor(SM) Withdrawal Benefit rider once you have selected it, you must terminate your contract by requesting a full withdrawal if you do not want to participate in any of the model portfolios. Withdrawal charges and tax penalties may apply. THEREFORE, YOU SHOULD NOT SELECT THE GUARANTOR(SM) WITHDRAWAL BENEFIT RIDER IF YOU DO NOT INTEND TO CONTINUE PARTICIPATING IN ONE OF THE MODEL PORTFOLIOS FOR THE LIFE OF THE CONTRACT.

o INCOME ASSURER BENEFIT(SM) RIDER: You can terminate the Income Assurer Benefit(SM) rider during a 30-day period after the first rider anniversary and at any time after the expiration of the waiting period. At all other times, if you do not want to participate in any of the model portfolios, you must terminate your contract by requesting a full withdrawal. Withdrawal charges and tax penalties may apply. As long as the Income Assurer Benefit(SM) rider is in effect, your contract value must be invested in one of the model portfolios. THEREFORE, YOU SHOULD NOT SELECT THE INCOME ASSURER BENEFIT(SM) RIDER IF YOU DO NOT INTEND TO CONTINUE PARTICIPATING IN ONE OF THE MODEL PORTFOLIOS DURING THE PERIOD OF TIME THE INCOME ASSURER BENEFIT(SM) RIDER IS IN EFFECT.

PORTFOLIO NAVIGATOR ASSET ALLOCATION PROGRAM

The Portfolio Navigator Asset Allocation Program (PN program) described in this section replaces the previously offered asset allocation program described above for owners of all contracts purchased on or after June 19, 2006 and for contract owners who choose to move from the previously offered asset allocation program to the PN program or who add the PN program on or after June 19, 2006. The PN program is available for nonqualified annuities and for qualified annuities.

The PN program allows you to allocate your contract value to a PN program model portfolio that consists of subaccounts, each of which invests in a fund with a particular investment objective (underlying fund), and may include the one-year fixed account (if available under the PN program) that represent various asset classes (allocation options). The PN program also allows you to periodically update your model portfolio or transfer to a new model portfolio. You are required to participate in the PN program if your contract includes an optional Accumulation Protector Benefit(SM) rider, Guarantor Withdrawal Benefit for Life(SM) rider or Income Assurer Benefit(SM) rider. If your contract does not include one of these riders, you also may elect to participate in the PN program at no additional charge. You should review any PN program information, including the terms of the PN program, carefully. Your investment professional can provide you with additional information and can answer questions you may have on the PN program.

SERVICE PROVIDERS TO THE PN PROGRAM. RiverSource Investments, an affiliate of ours, serves as non-discretionary investment adviser for the PN program solely in connection with the development of the model portfolios and periodic updates of the model portfolios. In this regard, RiverSource Investments enters into an investment advisory agreement with each contract owner participating in the PN program. In its role as investment adviser to the PN program, RiverSource Investments relies upon the recommendations of a third party service provider. In developing and updating the model portfolios, RiverSource Investments reviews the recommendations, and the third party's rationale for the recommendations, with the third party service provider. RiverSource Investments also conducts periodic due diligence and provides ongoing oversight with respect to the process utilized by the third party service provider. For more information on RiverSource Investment's role as investment adviser for the PN program, please see the Portfolio Navigator Asset Allocation Program Investment Adviser Disclosure Document, which is based on Part II of RiverSource Investment's Form ADV, the SEC investment adviser registration form. The Disclosure Document is delivered to contract owners at the time they enroll in the PN program.

Currently, the PN program model portfolios are designed and periodically updated for RiverSource Investments by Morningstar Associates, LLC, a registered investment adviser and wholly owned subsidiary of Morningstar, Inc. RiverSource Investments may replace Morningstar Associates and may hire additional firms to assist with the development and periodic updates of the model portfolios in the future. Also, RiverSource Investments may elect to develop and periodically update the model portfolios without the assistance of a third party service provider.


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

The criteria used in developing and updating the model portfolios do not guarantee or predict future performance. Neither Morningstar Associates nor RiverSource Investments, in connection with their respective roles, provides any individualized investment advice to contract owners regarding the application of a particular model portfolio to his or her circumstances. Contract owners are solely responsible for determining whether any model portfolio is appropriate.

We identify to Morningstar Associates the universe of allocation options that can be included in the model portfolios and, in limited circumstances, underlying funds of such allocation options (the universe of allocation options). The universe of allocation options may not include all allocation options available under your contract. We may modify from time to time such universe of allocation options. These modifications may reflect instructions from, or respond to actions taken by, any party making an allocation option available to us. For example, we may modify the universe of allocation options in response to the liquidation, merger or other closure of a fund. Once we identify this universe of allocation options to Morningstar Associates, neither RiverSource Investments, nor any of its affiliates, including us, dictates to Morningstar Associates the number of allocation options that should be included in a model portfolio, the percentage that any allocation option represents in a model portfolio, or whether a particular allocation option may be included in a model portfolio.

In identifying the universe of allocation options, we and our affiliates, including RiverSource Investments, are subject to competing interests that may influence the allocation options we propose. These competing interests involve compensation that RiverSource Investments or its affiliates may receive as the investment adviser to the RiverSource Variable Portfolio Funds and certain allocation options as well as compensation we or an affiliate of ours may receive for providing services in connection with the RiverSource Variable Portfolio Funds and such allocation options or their underlying funds. These competing interests also involve compensation we or an affiliate of ours may receive if certain funds that RiverSource Investments does not advise are included in model portfolios.

As an affiliate of RiverSource Investments, the investment adviser to the RiverSource Variable Portfolio Funds and certain allocation options, we may have an incentive to identify the RiverSource Variable Portfolio Funds and such allocation options for consideration as part of a model portfolio over unaffiliated funds. In addition, RiverSource Investments, in its capacity as investment adviser to the RiverSource Variable Portfolio Funds, monitors the performance of the RiverSource Variable Portfolio Funds. In this role, RiverSource Investments may, from time to time, recommend certain changes to the board of directors of the RiverSource Variable Portfolio Funds. These changes may include but not be limited to a change in portfolio management or fund strategy or the closure or merger of a RiverSource Variable Portfolio Fund. RiverSource Investments also may believe that certain RiverSource Variable Portfolio Funds may benefit from additional assets or could be harmed by redemptions. All of these factors may impact RiverSource Investment's view regarding the composition and allocation of a model portfolio.

RiverSource Investments' role as investment adviser to the PN program in connection with the development and updating of the model portfolios, and our identification of the universe of allocation options to Morningstar Associates for consideration, may influence the allocation of assets to or away from allocation options that are affiliated with, or managed or advised by RiverSource Investments or its affiliates.

RiverSource Investments, we or another affiliate of ours may receive higher compensation from certain unaffiliated funds that RiverSource Investments does not advise or manage. (See "Expense Summary -- Annual Operating Expenses of the Funds" and "The Variable Account and the Funds -- The Funds.") Therefore, we may have an incentive to identify these unaffiliated funds to Morningstar Associates for inclusion in the model portfolios. In addition, we or an affiliate of ours may receive higher compensation from the one-year fixed account than from other allocation options. We therefore may have an incentive to identify these allocation options to Morningstar Associates for inclusion in the model portfolios.

Some officers and employees of RiverSource Investments are also officers or employees of us or our affiliates which may be involved in, and/or benefit from, your participation in the PN program. These officers and employees may have an incentive to make recommendations, or take actions, that benefit one or more of the entities they represent, rather than participants in the PN program.


PARTICIPATING IN THE PN PROGRAM. If you choose or are required to participate in the PN program, you are responsible for determining which model portfolio is best for you. Your investment professional can help you make this determination. In addition, your investment professional may provide you with an investor questionnaire, a tool to help define your investing style which is based on factors such as your investment goals, your tolerance for risk and how long you intend to invest. Your responses to the investor questionnaire can help determine which model portfolio most closely matches your investing style. While the scoring of the investor questionnaire is objective, there is no guarantee that your responses to the investor questionnaire accurately reflect your tolerance for risk. Similarly, there is no guarantee that the asset mix reflected in the model portfolio you select after completing the investor questionnaire is appropriate to your ability to withstand investment risk. Neither RiverSource Life of NY nor RiverSource Investments is responsible for your decision to participate in the PN program, your selection of a specific model portfolio or your decision to change to an updated or different model portfolio.



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38 RIVERSOURCE ENDEAVOR SELECT VARIABLE ANNUITY
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

Currently, there are five PN model portfolios ranging from conservative to aggressive. You may not use more than one model portfolio at a time. Each model portfolio specifies allocation percentages to each of the subaccounts and/or the one-year fixed account that make up that model portfolio. By participating in the PN program, you instruct us to invest your contract value in the subaccounts and/or the one-year fixed account (if included) according to the allocation percentages stated for the specific model portfolio you have selected. By participating in the PN program, you also instruct us to automatically rebalance your contract value quarterly in order to maintain alignment with these allocation percentages.

If you initially allocate qualifying purchase payments to the DCA fixed account, when available (see "DCA Fixed Account"), and you are participating in the PN program, we will make monthly transfers in accordance with your instructions from the DCA fixed account into the model portfolio you have chosen.

Each model portfolio is evaluated periodically by Morningstar Associates, which may then provide updated recommendations to RiverSource Investments. As a result, the model portfolios may be updated from time to time (typically annually) with new allocation options and allocation percentages. When these reassessments are completed and changes to the model portfolios occur, you will receive a reassessment letter. This reassessment letter will notify you that the model portfolio has been reassessed and that, unless you instruct us not to do so, your contract value, less amounts allocated to the DCA fixed account, is scheduled to be reallocated according to the updated model portfolio. The reassessment letter will specify the scheduled reallocation date and will be sent to you at least 30 days prior to this date. Based on the written authorization you provided when you enrolled in the PN program, if you do not notify us otherwise, you will be deemed to have instructed us to reallocate your contract value, less amounts allocated to the DCA fixed account, according to the updated model portfolio. If you do not want your contract value, less amounts allocated to the DCA fixed account, to be reallocated according to the updated model portfolio, you must provide written or other authorized notification as specified in the reassessment letter.

In addition to this periodic reassessment and reallocation of the model portfolios, you may also request a change to your model portfolio up to twice per contract year by written request on an authorized form or by another method agreed to by us. Such changes include changing to a different model portfolio at any time or requesting to reallocate according to the updated version of your existing model portfolio other than according to the reassessment process described above. If your contract includes the Guarantor Withdrawal Benefit for Life(SM) rider, we reserve the right to limit the number of model portfolios from which you can select based on the dollar amount of purchase payments you make, subject to state restrictions. If your contract includes an optional Accumulation Protector Benefit(SM) rider, Guarantor Withdrawal Benefit for Life(SM) rider, Guarantor(SM) Withdrawal Benefit rider or Income Assurer Benefit(SM) rider and you make such a change (other than a scheduled periodic reallocation), we may charge you a higher fee for your optional Accumulation Protector Benefit(SM) rider, Guarantor Withdrawal Benefit for Life(SM) rider, Guarantor(SM) Withdrawal Benefit rider or Income Assurer Benefit(SM) rider.

RISKS. Asset allocation through the PN program does not guarantee that your contract will increase in value nor will it protect against a decline in value if market prices fall.

By spreading your contract value among various allocation options under the PN program, you may be able to reduce the volatility in your contract value, but there is no guarantee that this will happen. Although each model portfolio is intended to optimize returns given various levels of risk tolerance, a model portfolio may not perform as intended. A model portfolio, the allocation options and market performance may differ in the future from historical performance and from the assumptions upon which the model portfolio is based, which could cause the model portfolio to be ineffective or less effective in reducing volatility.

Investment performance of your contract value could be better or worse by participating in the PN program than if you had not participated. A model portfolio may perform better or worse than any single fund or allocation option or any other combination of funds or allocation options. The performance of a model portfolio depends on the performance of the component funds. In addition, the timing of your investment and automatic rebalancing may affect performance.

Quarterly rebalancing and periodic updating of the model portfolios can cause their component funds to incur transactional expenses to raise cash for money flowing out of the funds or to buy securities with money flowing into the funds. Moreover, a large outflow of money from the funds may increase the expenses attributable to the assets remaining in the funds. These expenses can adversely affect the performance of the relevant funds and of the model portfolios. In addition, when a particular fund needs to buy or sell securities due to quarterly rebalancing or periodic updating of a model portfolio, it may hold a large cash position. A large cash position could detract from the achievement of the fund's investment objective in a period of rising market prices; conversely, a large cash position would reduce the fund's magnitude of loss in the event of falling market prices and provide the fund with liquidity to make additional investments or to meet redemptions. (See also the description of competing interests in the section titled "Service Providers to the PN Program" above.) For additional information regarding the risks of investing in a particular fund, see that fund's prospectus.


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RIVERSOURCE ENDEAVOR SELECT VARIABLE ANNUITY
- ISSUED BY RIVERSOURCE LIFE INSURANCE CO. OF NEW YORK - PROSPECTUS 39

We reserve the right to change the terms and conditions of the PN program upon written notice to you. This includes the right to offer more or fewer model portfolios and to vary the allocation options and/or allocation percentages within those model portfolios. If permitted under applicable securities law, we reserve the right to substitute a fund of funds for your current model portfolio. We also reserve the right to discontinue the PN program. We will give you 30 days' written notice of any such change.

In addition, RiverSource Investments has the right to terminate its investment advisory agreement with you upon 30 days' written notice. If RiverSource Investments terminates its investment advisory agreement with you and other participants in the PN program, we would either have to find a replacement investment adviser or terminate the PN program unless otherwise permitted by applicable law, regulations or positions of the SEC staff.

PN PROGRAM UNDER THE ACCUMULATION PROTECTOR BENEFIT(SM) RIDER, GUARANTOR WITHDRAWAL BENEFIT FOR LIFE(SM) RIDER, GUARANTOR(SM) WITHDRAWAL BENEFIT RIDER OR INCOME ASSURER BENEFIT(SM) RIDER

If you purchase the optional Accumulation Protector Benefit(SM) rider, the optional Guarantor Withdrawal Benefit for Life(SM) rider, the optional Guarantor(SM) Withdrawal Benefit rider or the optional Income Assurer Benefit(SM) rider, you are required to participate in the PN program under the terms of each rider.

o ACCUMULATION PROTECTOR BENEFIT(SM) RIDER: You cannot terminate the Accumulation Protector Benefit(SM) rider. As long as the Accumulation Protector Benefit(SM) rider is in effect, your contract value must be invested in one of the model portfolios. The Accumulation Protector Benefit(SM) rider automatically ends at the end of the waiting period as does the requirement that you participate in the PN program. At all other times, if you do not want to participate in any of the model portfolios, you must terminate your contract by requesting a full withdrawal. Withdrawal charges and tax penalties may apply. THEREFORE, YOU SHOULD NOT SELECT THE ACCUMULATION PROTECTOR BENEFIT(SM) RIDER IF YOU DO NOT INTEND TO CONTINUE PARTICIPATING IN THE PN PROGRAM (AS IT NOW EXISTS OR AS WE MAY MODIFY IT IN THE FUTURE) UNTIL THE END OF THE WAITING PERIOD.

o GUARANTOR WITHDRAWAL BENEFIT FOR LIFE(SM) RIDER: The Guarantor Withdrawal Benefit for Life(SM) rider requires that your contract value be invested in one of the model portfolios for the life of the contract. Subject to state restrictions, we reserve the right to limit the number of model portfolios from which you can select based on the dollar amount of purchase payments you make. Because you cannot terminate the Guarantor Withdrawal Benefit for Life(SM) rider once you have selected it, you must terminate your contract by requesting a full withdrawal if you do not want to participate in any of the model portfolios. Withdrawal charges and tax penalties may apply. THEREFORE, YOU SHOULD NOT SELECT THE GUARANTOR WITHDRAWAL BENEFIT FOR LIFE(SM) RIDER IF YOU DO NOT INTEND TO CONTINUE PARTICIPATING IN THE PN PROGRAM (AS IT NOW EXISTS OR AS WE MAY MODIFY IT IN THE FUTURE) FOR THE LIFE OF THE CONTRACT.

o GUARANTOR(SM) WITHDRAWAL BENEFIT RIDER: In those states where the Guarantor Withdrawal Benefit for Life(SM) rider is not available, you may purchase the Guarantor(SM) Withdrawal Benefit rider. Because the Guarantor(SM) Withdrawal Benefit rider requires that your contract value be invested in one of the model portfolios for the life of the contract, and you cannot terminate the Guarantor(SM) Withdrawal Benefit rider once you have selected it, you must terminate your contract by requesting a full withdrawal if you do not want to participate in any of the model portfolios. Withdrawal charges and tax penalties may apply.
      THEREFORE, YOU SHOULD NOT SELECT THE GUARANTOR(SM) WITHDRAWAL BENEFIT RIDER IF YOU DO NOT INTEND TO CONTINUE PARTICIPATING IN THE PN PROGRAM (AS IT NOW EXISTS OR AS WE MAY MODIFY IT IN THE FUTURE) FOR THE LIFE OF THE CONTRACT.

o INCOME ASSURER BENEFIT(SM) RIDER: You can terminate the Income Assurer Benefit(SM) rider during a 30-day period after the first rider anniversary and at any time after the expiration of the waiting period. At all other times, if you do not want to participate in any of the model portfolios, you must terminate your contract by requesting a full withdrawal. Withdrawal charges and tax penalties may apply. As long as the Income Assurer Benefit(SM) rider is in effect, your contract value must be invested in one of the model portfolios. THEREFORE, YOU SHOULD NOT SELECT THE INCOME ASSURER BENEFIT(SM) RIDER IF YOU DO NOT INTEND TO CONTINUE PARTICIPATING IN THE PN PROGRAM (AS IT NOW EXISTS OR AS WE MAY MODIFY IT IN THE FUTURE) DURING THE PERIOD OF TIME THE INCOME ASSURER BENEFIT(SM) RIDER IS IN EFFECT.

OPTIONAL PN PROGRAM

If you do not select the optional Accumulation Protector Benefit(SM) rider, the optional Guarantor Withdrawal Benefit for Life(SM) rider, the optional Guarantor(SM) Withdrawal Benefit rider or the optional Income Assurer Benefit(SM) rider with your contract, you may elect to participate in the PN program.

Unless we agree otherwise, you may only elect the PN program at contract issue. You may cancel your participation in the PN program at any time by giving us written notice. Upon cancellation, automated rebalancing associated with the PN program will end. You can elect to participate in the PN program again at any time.

You will also cancel the PN program if you initiate transfers other than transfers to one of the current model portfolios or transfers from the DCA fixed account (see "DCA Fixed Account"). Partial withdrawals do not cancel the PN program. The PN program will terminate on the date you make a full withdrawal from your contract or on your retirement date.


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40 RIVERSOURCE ENDEAVOR SELECT VARIABLE ANNUITY
- ISSUED BY RIVERSOURCE LIFE INSURANCE CO. OF NEW YORK - PROSPECTUS

TRANSFERRING BETWEEN ACCOUNTS

The transfer rights discussed in this section do not apply while a Portfolio Navigator model portfolio is in effect.

You may transfer contract value from any one subaccount, the one-year fixed account or the DCA fixed account to another subaccount before annuity payouts begin. (Certain restrictions apply to transfers involving the one-year fixed account.) You may not transfer contract value to the DCA fixed account.

The date your request to transfer will be processed depends on when we receive it:

o If we receive your transfer request at our home office before the close of business, we will process your transfer using the accumulation unit value we calculate on the valuation date we received your transfer request.

o If we receive your transfer request at our home office at or after the close of business, we will process your transfer using the accumulation unit value we calculate on the next valuation date after we received your transfer request.

There is no charge for transfers. Before making a transfer, you should consider the risks involved in changing investments.

WE SEEK TO PREVENT MARKET TIMING. MARKET TIMING IS FREQUENT OR SHORT-TERM TRADING ACTIVITY. WE DO NOT ACCOMMODATE SHORT-TERM TRADING ACTIVITIES. DO NOT BUY A CONTRACT IF YOU WISH TO USE SHORT-TERM TRADING STRATEGIES TO MANAGE YOUR INVESTMENT. THE MARKET TIMING POLICIES AND PROCEDURES DESCRIBED BELOW APPLY TO TRANSFERS AMONG THE SUBACCOUNTS WITHIN THE CONTRACT. THE UNDERLYING FUNDS IN WHICH THE SUBACCOUNTS INVEST HAVE THEIR OWN MARKET TIMING POLICIES AND PROCEDURES. THE MARKET TIMING POLICIES OF THE UNDERLYING FUNDS MAY BE MORE OR LESS RESTRICTIVE THAN THE MARKET TIMING POLICIES AND PROCEDURES WE APPLY TO TRANSFERS AMONG THE SUBACCOUNTS OF THE CONTRACT, AND MAY INCLUDE REDEMPTION FEES. WE RESERVE THE RIGHT TO MODIFY OUR MARKET TIMING POLICIES AND PROCEDURES AT ANY TIME WITHOUT PRIOR NOTICE TO YOU.

Market timing may hurt the performance of an underlying fund in which a subaccount invests in several ways, including but not necessarily limited to:

o diluting the value of an investment in an underlying fund in which a subaccount invests;

o increasing the transaction costs and expenses of an underlying fund in which a subaccount invests; and,

o preventing the investment adviser(s) of an underlying fund in which a subaccount invests from fully investing the assets of the fund in accordance with the fund's investment objectives.

Market timing can reduce the value of your investment in the contract. If market timing causes the returns of an underlying fund to suffer, contract value you have allocated to a subaccount that invests in that underlying fund will be lower, too. Market timing can cause you, any joint owner of the contract and your beneficiary(ies) under the contract a financial loss.

IN ORDER TO HELP PROTECT YOU AND THE UNDERLYING FUNDS FROM THE POTENTIALLY HARMFUL EFFECTS OF MARKET TIMING ACTIVITY, WE APPLY THE FOLLOWING MARKET TIMING POLICY TO DISCOURAGE FREQUENT TRANSFERS OF CONTRACT VALUE AMONG THE SUBACCOUNTS OF THE VARIABLE ACCOUNT:

We try to distinguish market timing from transfers that we believe are not harmful, such as periodic rebalancing for purposes of asset allocation or dollar-cost averaging. There is no set number of transfers that constitutes market timing. Even one transfer in related accounts may be market timing. We seek to restrict the transfer privileges of a contract owner who makes more than three subaccount transfers in any 90 day period.

If we determine, in our sole judgment, that your transfer activity constitutes market timing, we may modify, restrict or suspend your transfer privileges to the extent permitted by applicable law, which may vary based on the state law that applies to your contract and the terms of your contract. These restrictions or modifications may include, but not be limited to:

o     requiring transfer requests to be submitted only by first-class U.S.
      mail;

o not accepting hand-delivered transfer requests or requests made by overnight mail;

o     not accepting telephone or electronic transfer requests;

o     requiring a minimum time period between each transfer;

o not accepting transfer requests of an agent acting under power of attorney;

o     limiting the dollar amount that you may transfer at any one time; or

o     limiting the number of transfers in a contract year to 12 transfers.

Subject to applicable state law and the terms of each contract, we will apply the policy described above to all contract owners, uniformly in all cases. We will notify you in writing after we impose any modification, restriction or suspension of your transfer rights.


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RIVERSOURCE ENDEAVOR SELECT VARIABLE ANNUITY
- ISSUED BY RIVERSOURCE LIFE INSURANCE CO. OF NEW YORK - PROSPECTUS 41

We cannot guarantee that we will be able to identify and restrict all market timing activity. Because we exercise discretion in applying the restrictions described above, we cannot guarantee that we will be able to restrict all market timing activity. In addition, state law and the terms of some contracts may prevent us from stopping certain market timing activity. Market timing activity that we are unable to identify and/or restrict may impact the performance of the funds and harm contract owners.

IN ADDITION TO THE MARKET TIMING POLICY DESCRIBED ABOVE, WHICH APPLIES TO TRANSFERS AMONG THE SUBACCOUNTS WITHIN YOUR CONTRACT, YOU SHOULD CAREFULLY REVIEW THE MARKET TIMING POLICIES AND PROCEDURES OF THE UNDERLYING FUNDS. THE MARKET TIMING POLICIES AND PROCEDURES OF THE UNDERLYING FUNDS MAY BE MATERIALLY DIFFERENT THAN THOSE WE IMPOSE ON TRANSFERS AMONG THE SUBACCOUNTS WITHIN YOUR CONTRACT AND MAY INCLUDE MANDATORY REDEMPTION FEES AS WELL AS OTHER MEASURES TO DISCOURAGE FREQUENT TRANSFERS. AS AN INTERMEDIARY FOR THE UNDERLYING FUNDS, WE ARE REQUIRED TO ASSIST THEM IN APPLYING THEIR MARKET TIMING POLICIES AND PROCEDURES TO TRANSACTIONS INVOLVING THE PURCHASE, EXCHANGE AND REDEMPTION OF FUND SHARES. THIS ASSISTANCE MAY INCLUDE, BUT NOT BE LIMITED TO, PROVIDING THE UNDERLYING FUND UPON REQUEST WITH YOUR SOCIAL SECURITY NUMBER OR TAXPAYER IDENTIFICATION NUMBER AND THE DETAILS OF YOUR CONTRACT TRANSACTIONS INVOLVING THE UNDERLYING FUND. AN UNDERLYING FUND, IN ITS SOLE DISCRETION, MAY INSTRUCT US AT ANY TIME TO PROHIBIT YOU FROM MAKING FURTHER TRANSFERS OF CONTRACT VALUE TO OR FROM THE UNDERLYING FUND, AND WE MUST FOLLOW THIS INSTRUCTION. WE RESERVE THE RIGHT TO ADMINISTER AND COLLECT ON BEHALF OF AN UNDERLYING FUND ANY REDEMPTION FEE IMPOSED BY AN UNDERLYING FUND. MARKET TIMING POLICIES AND PROCEDURES ADOPTED BY UNDERLYING FUNDS MAY AFFECT YOUR INVESTMENT IN THE CONTRACT IN SEVERAL WAYS, INCLUDING BUT NOT LIMITED TO:

o Each fund may restrict or refuse trading activity that the fund determines, in its sole discretion, represents market timing.

o Even if we determine that your transfer activity does not constitute market timing under the market timing policies described above which we apply to transfers you make under the contract, it is possible that the underlying fund's market timing policies and procedures, including instructions we receive from a fund may require us to reject your transfer request. Orders we place to purchase fund shares for the variable account are subject to acceptance by the fund. We reserve the right to reject without prior notice to you any transfer request if the fund does not accept our order.

o Each underlying fund is responsible for its own market timing policies, and we cannot guarantee that we will be able to implement specific market timing policies and procedures that a fund has adopted. As a result, a fund's returns might be adversely affected, and a fund might terminate our right to offer its shares through the variable account.

o Funds that are available as investment options under the contract may also be offered to other intermediaries who are eligible to purchase and hold shares of the fund, including without limitation, separate accounts of other insurance companies and certain retirement plans. Even if we are able to implement a fund's market timing policies, we cannot guarantee that other intermediaries purchasing that same fund's shares will do so, and the returns of that fund could be adversely affected as a result.

Funds available as investment options under the contract that invest in securities that trade in overseas securities markets may be at greater risk of loss from market timing, as market timers may seek to take advantage of changes in the values of securities between the close of overseas markets and the close of U.S. markets. Further the risks of market timing may be greater for underlying funds that invest in securities, such as small cap stocks, high yield bonds, or municipal securities, that may be traded infrequently.

FOR MORE INFORMATION ABOUT THE MARKET TIMING POLICIES AND PROCEDURES OF AN UNDERLYING FUND, THE RISKS THAT MARKET TIMING POSES TO THAT FUND, AND TO DETERMINE WHETHER AN UNDERLYING FUND HAS ADOPTED A REDEMPTION FEE, SEE THAT FUND'S PROSPECTUS.


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42 RIVERSOURCE ENDEAVOR SELECT VARIABLE ANNUITY
- ISSUED BY RIVERSOURCE LIFE INSURANCE CO. OF NEW YORK - PROSPECTUS

TRANSFER POLICIES

o Before annuity payouts begin, you may transfer contract values between the subaccounts, or from the subaccounts to the one-year fixed account at any time. However, if you made a transfer from the one-year fixed account to the subaccounts, you may not make a transfer from any subaccount back to the one-year fixed account for six months following that transfer. The amount of contract value transferred to the one-year fixed account cannot result in the value of the one-year fixed account being greater than 30% of the contract value. We reserve the right to limit transfers to the one-year fixed account if the interest rate we are then currently crediting to the one-year fixed account is equal to the minimum interest rate stated in the contract.

o You may transfer contract values from the one-year fixed account to the subaccounts once a year on or within 30 days before or after the contract anniversary (except for automated transfers, which can be set up at any time for certain transfer periods subject to certain minimums). Transfers out of the one-year fixed account are limited to 30% of one-year fixed account values at the beginning of the contract year or $10,000, whichever is greater. We reserve the right to further limit transfers to or from the one-year fixed account if the interest rate we are then crediting on new purchase payments allocated to the one-year fixed account is equal to the minimum interest rate stated in the contract.

o You may not transfer contract values from the subaccounts or the one-year fixed account into the DCA fixed account. However, you may transfer contract values from the DCA fixed account to any of the investment options available under your contract, subject to investment minimums and other restrictions we may impose on investments in the one-year fixed account, as described above. (See "DCA Fixed Account.")

o Once annuity payouts begin, you may not make transfers to or from the one-year fixed account, but you may make transfers once per contract year among the subaccounts. During the annuity payout period, we reserve the right to limit the number of subaccounts in which you may invest. When annuity payments begin, you must transfer all contract value out of your DCA fixed account.

o We reserve the right to limit the number of transfers you may make in a contract year to 12.

HOW TO REQUEST A TRANSFER OR WITHDRAWAL

1 BY LETTER

Send your name, contract number, Social Security Number or Taxpayer Identification Number* and signed request for a transfer or withdrawal to our home office:

REGULAR MAIL:


RiverSource Life Insurance Co. of New York

20 Madison Avenue Extension
P.O. Box 5555
Albany, NY 12205-0555

EXPRESS MAIL:


RiverSource Life Insurance Co. of New York

20 Madison Avenue Extension
Albany, NY 12203

MINIMUM AMOUNT

Transfers or withdrawals:     $500 or entire account balance

MAXIMUM AMOUNT

Transfers or withdrawals:     Contract value or entire account balance

*     Failure to provide a Social Security Number or Taxpayer Identification
      Number may result in mandatory tax withholding on the taxable portion of the distribution.


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RIVERSOURCE ENDEAVOR SELECT VARIABLE ANNUITY
- ISSUED BY RIVERSOURCE LIFE INSURANCE CO. OF NEW YORK - PROSPECTUS 43

2 BY AUTOMATED TRANSFERS AND AUTOMATED PARTIAL WITHDRAWALS

Your investment professional can help you set up automated transfers among your one-year fixed account or the subaccounts automated partial withdrawals from the one-year fixed account, DCA fixed account or the subaccounts.

You can start or stop this service by written request or other method acceptable to us.

You must allow 30 days for us to change any instructions that are currently in place.

o Automated transfers from the one-year fixed account to any one of the subaccounts may not exceed an amount that, if continued, would deplete the one-year fixed account within 12 months.

o Transfers out of the one-year fixed account are limited to 30% of the one-year fixed account values at the beginning of the contract year or $10,000, whichever is greater.

o Automated withdrawals may be restricted by applicable law under some contracts.

o You may not make additional purchase payments if automated partial withdrawals are in effect.

o Automated partial withdrawals may result in IRS taxes and penalties on all or part of the amount withdrawn.

MINIMUM AMOUNT

Transfers or withdrawals:     $100 monthly
                              $250 quarterly, semiannually or annually

3 BY PHONE

Call between 8 a.m. and 4:30 p.m. Eastern time:

(800) 504-0469

MINIMUM AMOUNT

Transfers or withdrawals:     $500 or entire account balance

MAXIMUM AMOUNT

Transfers:                    Contract value or entire account balance
Withdrawals:                  $25,000

We answer telephone requests promptly, but you may experience delays when the call volume is unusually high. If you are unable to get through, use the mail procedure as an alternative.

We will honor any telephone transfer or withdrawal requests that we believe are authentic and we will use reasonable procedures to confirm that they are. This includes asking identifying questions and recording calls. We will not allow a telephone withdrawal within 30 days of a phoned-in address change. As long as we follow the procedures, we (and our affiliates) will not be liable for any loss resulting from fraudulent requests.

Telephone transfers and withdrawals are automatically available. You may request that telephone transfers and withdrawals not be authorized from your account by writing to us.

WITHDRAWALS

You may withdraw all or part of your contract at any time before annuity payouts begin by sending us a written request or calling us. If we receive your withdrawal request at our home office at or after the close of business, we will process your withdrawal using the accumulation unit value we calculate on the next valuation date after we received your withdrawal request. We may ask you to return the contract. You may have to pay administrative charges, withdrawal charges or any applicable optional rider charges (see "Charges"), IRS taxes and penalties (see "Taxes"). You cannot make withdrawals after annuity payouts begin except under Annuity Payout Plan E. (See "The Annuity Payout Period -- Annuity Payout Plans.")

Any partial withdrawals you take under the contract will reduce your contract value. As a result, the value of your death benefit or any optional benefits you have elected will also be reduced. If you have elected the Guarantor Withdrawal Benefit for Life(SM) rider or the Guarantor(SM) Withdrawal Benefit rider and your partial withdrawals in any contract year exceed the permitted withdrawal amount under the terms of the Guarantor Withdrawal Benefit for Life(SM) rider or the Guarantor(SM) Withdrawal Benefit rider, your benefits under the rider may be reduced (see "Optional Benefits").

In addition, withdrawals you are required to take to satisfy RMDs under the Code may reduce the value of certain death benefits and optional benefits (see "Taxes -- Qualified Annuities -- Required Minimum Distributions").


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44 RIVERSOURCE ENDEAVOR SELECT VARIABLE ANNUITY
- ISSUED BY RIVERSOURCE LIFE INSURANCE CO. OF NEW YORK - PROSPECTUS

WITHDRAWAL POLICIES

If you have a balance in more than one account and you request a partial withdrawal, we will automatically withdraw from all your subaccounts, the DCA fixed account and/or the one-year fixed account in the same proportion as your value in each account correlates to your total contract value. You may request that a partial withdrawal be taken from one or more investment options unless an asset allocation program is in effect for your contract. After executing a partial withdrawal, the value in the one-year fixed account and each subaccount must be either zero or at least $50.

RECEIVING PAYMENT

By regular or express mail:

o     payable to you;

o     mailed to address of record.

NOTE: We will charge you a fee if you request express mail delivery.

Normally, we will send the payment within seven days after receiving your request. However, we may postpone the payment if:

      -- the withdrawal amount includes a purchase payment check that has not cleared;

      -- the NYSE is closed, except for normal holiday and weekend closings;

      -- trading on the NYSE is restricted, according to SEC rules;

      -- an emergency, as defined by SEC rules, makes it impractical to sell securities or value the net assets of the accounts; or

      -- the SEC permits us to delay payment for the protection of security holders.

TSA -- SPECIAL WITHDRAWAL PROVISIONS

PARTICIPANTS IN TAX-SHELTERED ANNUITIES

The Code imposes certain restrictions on your right to receive early distributions from a TSA:

o Distributions attributable to salary reduction contributions (plus earnings) made after Dec. 31, 1988, or to transfers or rollovers from other contracts, may be made from the TSA only if:

      -- you are at least age 59 1/2;

      -- you are disabled as defined in the Code;

      -- you severed employment with the employer who purchased the contract;
         or

      -- the distribution is because of your death.

o If you encounter a financial hardship (as provided by the Code), you may be eligible to receive a distribution of all contract values attributable to salary reduction contributions made after Dec. 31, 1988, but not the earnings on them.

o Even though a distribution may be permitted under the above rules, it may be subject to IRS taxes and penalties (see "Taxes").

o The above restrictions on distributions do not affect the availability of the amount credited to the contract as of Dec. 31, 1988. The restrictions also do not apply to transfers or exchanges of contract value within the contract, or to another registered variable annuity contract or investment vehicle available through the employer.

CHANGING OWNERSHIP

You may change ownership of your nonqualified annuity at any time by completing a change of ownership form we approve and sending it to our office. The change will become binding on us when we receive and record it. We will honor any change of ownership request that we believe is authentic and we will use reasonable procedures to confirm authenticity. If we follow these procedures, we will not take any responsibility for the validity of the change.

If you have a nonqualified annuity, you may incur income tax liability by transferring, assigning or pledging any part of it. (See "Taxes.")

If you have a qualified annuity, you may not sell, assign, transfer, discount or pledge your contract as collateral for a loan, or as security for the performance of an obligation or for any other purpose except as required or permitted by the Code. However, if the owner is a trust or custodian, or an employer acting in a similar capacity, ownership of the contract may be transferred to the annuitant.

Please consider carefully whether or not you wish to change ownership of your annuity contract. If you elected any optional contract features or riders, the new owner and annuitant will be subject to all limitations and/or restrictions of those features or riders just as if they were purchasing a new contract. If you have an Income Assurer Benefit(SM), the rider will terminate upon transfer of ownership of the annuity contract. The Accumulation Protector Benefit(SM) rider, the Guarantor Withdrawal Benefit for Life(SM) rider and the Guarantor(SM) Withdrawal Benefit rider will continue upon transfer of ownership of the annuity contract (see "Optional Benefits").


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RIVERSOURCE ENDEAVOR SELECT VARIABLE ANNUITY
- ISSUED BY RIVERSOURCE LIFE INSURANCE CO. OF NEW YORK - PROSPECTUS 45

BENEFITS IN CASE OF DEATH

You must select a death benefit at the time you purchase your contract. There are two death benefit options available under your contact:

o     Return of Purchase Payments (ROP) Death Benefit; or

o     Maximum Anniversary Value (MAV) Death Benefit.

If both you and the annuitant are 79 or younger at contract issue, you may select either death benefit. If either you or the annuitant are 80 or older at contract issue, the ROP Death Benefit will apply. Once you elect a death benefit, you cannot change it. We show the death benefit that you elect in your contract. The death benefit you elect determines the mortality and expense risk fee that is assessed against the subaccounts. (See "Charges -- Mortality and Expense Risk Fee.")

Under both options, we will pay the death benefit to your beneficiary upon the earlier of your death or the annuitant's death. We will base the benefit paid on the death benefit coverage you chose when you purchased the contract. If a contract has more than one person as the owner, we will pay benefits upon the first to die of any owner or the annuitant.

For an example of how each death benefit is calculated, see Appendix C.

HERE ARE SOME TERMS THAT ARE USED TO DESCRIBE THE DEATH BENEFITS:

   ADJUSTED PARTIAL WITHDRAWALS                    PW X DB
   (CALCULATED FOR ROP AND MAV DEATH BENEFITS)  =  -------
                                                     CV

       PW = the partial withdrawal including any applicable withdrawal charge.

       DB = the death benefit on the date of (but prior to) the partial withdrawal.

       CV = contract value on the date of (but prior to) the partial withdrawal.

MAXIMUM ANNIVERSARY VALUE (MAV): is zero prior to the first contract anniversary after the effective date of the rider. On the first contract anniversary after the effective date of the rider, we set the MAV as the greater of these two values:

(a)   current contract value; or

(b) total payments and purchase payment credits made to the contract minus adjusted partial withdrawals.

Thereafter, we increase the MAV by any additional purchase payments and any purchase payment credits and reduce the MAV by adjusted partial withdrawals. Every contract anniversary after that prior to the annuitant's 81st birthday, we compare the MAV to the current contract value and we reset the MAV to the higher amount.

RETURN OF PURCHASE PAYMENTS (ROP) DEATH BENEFIT

The ROP Death Benefit is the basic death benefit to the contract that will pay your beneficiaries no less than your purchase payments and any purchase payment credits, adjusted for withdrawals. If you or the annuitant die before annuity payouts begin and while this contract is in force, we will pay the beneficiary the greater of these two values:

1.    contract value; or

2. total purchase payments and any purchase payment credits minus adjusted partial withdrawals.

MAXIMUM ANNIVERSARY VALUE (MAV) DEATH BENEFIT

The MAV Death Benefit provides that if you or the annuitant die while the contract is in force and before annuity payouts begin, we will pay the beneficiary the greatest of these three values:

1.    contract value;

2. total purchase payments and any purchase payment credits minus adjusted partial withdrawals; or

3.    the MAV on the date of death.


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46 RIVERSOURCE ENDEAVOR SELECT VARIABLE ANNUITY
- ISSUED BY RIVERSOURCE LIFE INSURANCE CO. OF NEW YORK - PROSPECTUS

IF YOU DIE BEFORE YOUR RETIREMENT DATE

When paying the beneficiary, we will process the death claim on the valuation date our death claim requirements are fulfilled. We will determine the contract's value using the accumulation unit value we calculate on that valuation date. We pay interest, if any, at a rate no less than required by law. We will mail payment to the beneficiary within seven days after our death claim requirements are fulfilled.

NONQUALIFIED ANNUITIES

If your spouse is sole beneficiary and you die before the retirement date, your spouse may keep the contract as owner with the contract value equal to the death benefit that would otherwise have been paid. To do this your spouse must, within 60 days after our death claim requirements are fulfilled, give us written instructions to keep the contract in force. There will be no withdrawal charges on the contract from that point forward unless additional purchase payments are made. If you elected any optional contract features or riders, your spouse and the new annuitant (if applicable) will be subject to all limitations and/or restrictions of those features or riders just as if they were purchasing a new contract. The Income Assurer Benefit(SM), if selected, will terminate. The Accumulation Protector Benefit(SM) rider, the Guarantor Withdrawal Benefit for Life(SM) rider and the Guarantor(SM) Withdrawal Benefit rider, if selected, will continue (see "Optional Benefits").

If your beneficiary is not your spouse, we will pay the beneficiary in a single sum unless you give us other written instructions. Generally, we must fully distribute the death benefit within five years of your death. However, the beneficiary may receive payouts under any annuity payout plan available under this contract if:

o the beneficiary asks us in writing within 60 days after our death claim requirements are fulfilled; and

o payouts begin no later than one year after your death, or other date as permitted by the IRS; and

o the payout period does not extend beyond the beneficiary's life or life expectancy.

QUALIFIED ANNUITIES

o SPOUSE BENEFICIARY: If you have not elected an annuity payout plan, and if your spouse is the sole beneficiary, your spouse may either elect to treat the contract as his/her own or elect an annuity payout plan or another plan agreed to by us. If your spouse elects a payout option, the payouts must begin no later than the year in which you would have reached age 70 1/2. If you attained age 70 1/2 at the time of death, payouts must begin no later than Dec. 31 of the year following the year of your death.

      Your spouse may elect to assume ownership of the contract at any time before annuity payouts begin. If your spouse elects to assume ownership of the contract, the contract value will be equal to the death benefit that would otherwise have been paid. There will be no withdrawal charges on the contract from that point forward unless additional purchase payments are made. If you elected any optional contract features or riders, your spouse and the new annuitant (if applicable) will be subject to all limitations and/or restrictions of those features or riders just as if they were purchasing a new contract. The Income Assurer Benefit(SM), if selected, will terminate. The Guarantor Withdrawal Benefit for Life(SM) and the Guarantor(SM) Withdrawal Benefit rider, if selected, will continue (see "Optional Benefits").

o NON-SPOUSE BENEFICIARY: If you have not elected an annuity payout plan, and if death occurs prior to the year you would have attained age
      70 1/2, the beneficiary may elect to receive payouts from the contract over a five year period. If your beneficiary does not elect a five-year payout or if your death occurs after attaining age 70 1/2, we will pay the beneficiary in a single sum unless the beneficiary elects to receive payouts under any payout plan available under this contract if:

      o the beneficiary asks us in writing within 60 days after our death claim requirements are fulfilled; and

      o payouts begin no later than one year following the year of your death; and

      o the payout period does not extend beyond the beneficiary's life or life expectancy.

o ANNUITY PAYOUT PLAN: If you elect an annuity payout plan which guarantees payouts to a beneficiary after death, the payouts to your beneficiary will continue pursuant to the annuity payout plan you elect.


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RIVERSOURCE ENDEAVOR SELECT VARIABLE ANNUITY
- ISSUED BY RIVERSOURCE LIFE INSURANCE CO. OF NEW YORK - PROSPECTUS 47

OPTIONAL BENEFITS

OPTIONAL LIVING BENEFITS

ACCUMULATION PROTECTOR BENEFIT(SM) RIDER

The Accumulation Protector Benefit(SM) rider is an optional benefit that you may select for an additional charge. The Accumulation Protector Benefit(SM) rider may provide a guaranteed contract value at the end of the specified waiting period on the benefit date, but not until then, under the following circumstances:

---------------------------------------------------------------------------------------------------------------------------
ON THE BENEFIT DATE, IF:                                   THEN YOUR ACCUMULATION PROTECTOR BENEFIT(SM) RIDER BENEFIT IS:
---------------------------------------------------------------------------------------------------------------------------
The Minimum Contract Accumulation Value (defined           The contract value is increased on the benefit date to equal the
below) as determined under the Accumulation Protector      Minimum Contract Accumulation Value as determined under the
Benefit(SM) rider is greater than your contract value,     Accumulation Protector Benefit(SM) rider on the benefit date.
---------------------------------------------------------------------------------------------------------------------------
The contract value is equal to or greater than the         Zero; in this case, the Accumulation Protector Benefit(SM) rider
Minimum Contract Accumulation Value as determined          ends without value and no benefit is payable.
under the Accumulation Protector Benefit(SM) rider,
---------------------------------------------------------------------------------------------------------------------------

If the contract value falls to zero as the result of adverse market performance or the deduction of fees and/or charges at any time during the waiting period and before the benefit date, the contract and all riders, including the Accumulation Protector Benefit(SM) rider will terminate without value and no benefits will be paid. EXCEPTION: If you are still living on the benefit date, we will pay you an amount equal to the Minimum Contract Accumulation Value as determined under the Accumulation Protector Benefit(SM) rider on the valuation date your contract value reached zero.

You may elect the Accumulation Protector Benefit(SM) rider at the time you purchase your contract and the rider effective date will be the contract issue date. The Accumulation Protector Benefit(SM) rider may not be terminated once you have elected it except as described in the "Terminating the Rider" section below. An additional charge for the Accumulation Protector Benefit(SM) rider will be assessed annually during the waiting period. The rider ends when the waiting period expires and no further benefit will be payable and no further charges for the rider will be deducted. The Accumulation Protector Benefit(SM) rider may not be purchased with the optional Guarantor Withdrawal Benefit for Life(SM) rider, Guarantor(SM) Withdrawal Benefit rider or any Income Assurer Benefit(SM) rider. When the rider ends, you may be able to purchase another optional rider we then offer by written request received within 30 days of that contract anniversary date. The Accumulation Protector Benefit(SM) rider may not be available in all states.

You should consider whether an Accumulation Protector Benefit(SM) rider is appropriate for you because:

o you must participate in the Portfolio Navigator program if you purchase a contract on or after June 19, 2006 with this rider (see "Making the Most of Your Contract -- Portfolio Navigator Asset Allocation Program"). If you selected this rider before June 19, 2006, you must participate in the asset allocation program (see "Making the Most of Your Contract -- Asset Allocation Program"), however, you may elect to participate in the Portfolio Navigator program after June 19, 2006. The Portfolio Navigator program and the asset allocation program limits your choice of subaccounts and the one-year fixed account to those that are in the asset allocation model portfolio you select. This means you will not be able to allocate contract value to all of the subaccounts or the one-year fixed account that are available under the contract to contract owners who do not elect this rider. (See "Making the Most of Your Contract -- Asset Allocation Program" and "Portfolio Navigator Asset Allocation Program.");

o you may not make additional purchase payments to your contract during the waiting period after the first 180 days immediately following the effective date of the Accumulation Protector Benefit(SM) rider;

o if you purchase this annuity as a qualified annuity, for example, an IRA, you may need to take partial withdrawals from your contract to satisfy the minimum distribution requirements of the Code (see "Taxes -- Qualified Annuities -- Required Minimum Distributions"). Partial withdrawals, including those used to satisfy required minimum distributions, will reduce any potential benefit that the Accumulation Protector Benefit(SM) rider provides. You should consult your tax advisor if you have any questions about the use of this rider in your tax situation;

o if you think you may withdraw all of your contract value before you have held your contract with this benefit rider attached for 10 years, or you are considering selecting an annuity payout option within 10 years of the effective date of your contract, you should consider whether this optional benefit is right for you. You must hold the contract a minimum of 10 years from the effective date of the Accumulation Protector Benefit(SM) rider, which is the length of the waiting period under the Accumulation Protector Benefit(SM) rider, in order to receive the benefit, if any, provided by the Accumulation Protector Benefit(SM) rider. In some cases, as described below, you may need to hold the contract longer than 10 years in order to qualify for any benefit the Accumulation Protector Benefit(SM) rider may provide;


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48 RIVERSOURCE ENDEAVOR SELECT VARIABLE ANNUITY
- ISSUED BY RIVERSOURCE LIFE INSURANCE CO. OF NEW YORK - PROSPECTUS

o the 10 year waiting period under the Accumulation Protector Benefit(SM) rider will restart if you exercise the elective step up option (described below) or your surviving spouse exercises the spousal continuation elective step up (described below); and

o the 10 year waiting period under the Accumulation Protector Benefit(SM) rider will be restarted on the latest contract anniversary if you elect to change model portfolios to one that causes the Accumulation Protector Benefit(SM) rider charge to increase more than 0.20% whenever the remaining waiting period just prior to the change is less than three years.

Be sure to discuss with your investment professional whether a Accumulation Protector Benefit(SM) rider is appropriate for your situation.

HERE ARE SOME GENERAL TERMS THAT ARE USED TO DESCRIBE THE OPERATION OF THE ACCUMULATION PROTECTOR BENEFIT(SM):

BENEFIT DATE: This is the first valuation date immediately following the expiration of the waiting period.

MINIMUM CONTRACT ACCUMULATION VALUE (MCAV): An amount calculated under the Accumulation Protector Benefit(SM) rider. The contract value will be increased to equal the MCAV on the benefit date if the contract value on the benefit date is less than the MCAV on the benefit date.

ADJUSTMENTS FOR PARTIAL WITHDRAWALS: The adjustment made for each partial withdrawal from the contract is equal to the amount derived from multiplying
(a) and (b) where:

(a) is 1 minus the ratio of the contract value on the date of (but immediately after) the partial withdrawal to the contract value on the date of (but immediately prior to) the partial withdrawal; and

(b) is the MCAV on the date of (but immediately prior to) the partial withdrawal.

WAITING PERIOD: The waiting period for the rider is 10 years.

The 10 year waiting period under the Accumulation Protector Benefit(SM) rider will be restarted on the latest contract anniversary if you elect to change asset allocation models to one that causes the Accumulation Protector Benefit(SM) rider charge to increase more than 0.20% whenever the remaining waiting period just prior to the change is less than three years.

Your initial MCAV is equal to your initial purchase payment and any purchase payment credit. It is increased by the amount of any subsequent purchase payments and any purchase payment credits received within the first 180 days that the rider is effective. It is reduced by adjustments for any partial withdrawals made during the waiting period.

AUTOMATIC STEP UP

On each contract anniversary after the effective date of the rider, the MCAV will be set to the greater of:

1.    80% of the contract value on the contract anniversary; or

2.    the MCAV immediately prior to the automatic step up.

The automatic step up does not create contract value, guarantee the performance of any investment option, or provide a benefit that can be withdrawn. Rather, the automatic step up is an interim calculation used to arrive at the final MCAV, which is used to determine whether a benefit will be paid under the rider on the benefit date.

The automatic step up of the MCAV does not restart the waiting period or increase the charge (although the total fee for the rider may increase).

ELECTIVE STEP UP OPTION

Within thirty days following each contract anniversary after the rider effective date, but prior to the benefit date, you may notify us in writing that you wish to exercise the annual elective step up option. You may exercise this elective step up option only once per contract year during this 30 day period. If your contract value on the valuation date we receive your written request to step up is greater than the MCAV on that date, your MCAV will increase to 100% of that contract value.

When you exercise the annual elective step up, we may be charging more for the Accumulation Protector Benefit(SM) rider at that time for new contract holders. If your MCAV is increased as a result of the elective step up and we have increased the charge for the Accumulation Protector Benefit(SM) rider, you will pay the charge that is in effect on the valuation date we receive your written request to step up. In addition, the waiting period will restart as of the most recent contract anniversary. Failure to exercise this elective step up in subsequent years will not reinstate any prior waiting period. Rather, the waiting period under the rider will always commence from the most recent anniversary for which the elective step up option was exercised.

The elective step up option is not available to non-spouse beneficiaries that continue the contract during the waiting period.


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SPOUSAL CONTINUATION

If a spouse chooses to continue the contract under the spousal continuation provision, the rider will continue as part of the contract. Once, within the thirty days following the date of spousal continuation, the spouse may choose to exercise an elective step up. The spousal continuation elective step up is in addition to the annual elective step up. If the contract value on the valuation date we receive the written request to exercise this option is greater than the MCAV on that date, we will increase the MCAV to that contract value. If the MCAV is increased as a result of the elective step up and we have increased the charge for the Accumulation Protector Benefit(SM) rider, the spouse will pay the charge that is in effect on the valuation date we receive their written request to step up. In addition, the waiting period will restart as of the most recent contract anniversary.

TERMINATING THE RIDER

The rider will terminate under the following conditions:

      The rider will terminate before the benefit date without paying a benefit on the date:

      o     you take a full withdrawal; or

      o     annuitization begins; or

      o the contract terminates as a result of the death benefit being paid.

      The rider will terminate on the benefit date.

For an example, see Appendix D.

GUARANTOR WITHDRAWAL BENEFIT FOR LIFE(SM) RIDER

The Guarantor Withdrawal Benefit For Life(SM) rider is an optional benefit that you may select for an additional annual charge if:

o     you purchase your contract on or after June 19, 2006(1); and

o you and the annuitant are 80 or younger on the date the contract is issued.

You must elect the Guarantor Withdrawal Benefit For Life(SM) rider when you purchase your contract. The rider effective date will be the contract issue date.

The Guarantor Withdrawal Benefit For Life(SM) rider guarantees that you will be able to withdraw up to a certain amount each year from the contract, regardless of the investment performance of your contract before the annuity payments begin, until you have recovered at minimum all of your purchase payments. And, under certain limited circumstances defined in the rider, you have the right to take a specified amount of partial withdrawals in each contract year until death (see "At Death" heading below) -- even if the contract value is zero.

Your contract provides for annuity payouts to begin on the retirement date (see "Buying Your Contract -- The Retirement Date"). Before the retirement date, you have the right to withdraw some or all of your contract value, less applicable administrative, withdrawal and rider charges imposed under the contract at the time of the withdrawal (see "Making the Most of Your Contract --Withdrawals"). Because your contract value will fluctuate depending on the performance of the underlying funds in which the subaccounts invest, the contract itself does not guarantee that you will be able to take a certain withdrawal amount each year before the annuity payouts begin, nor does it guarantee the length of time over which such withdrawals can be made before the annuity payouts begin.

The Guarantor Withdrawal Benefit For Life(SM) rider may be appropriate for you if you intend to make periodic withdrawals from your annuity contract and do not intend to elect an annuity payout and wish to ensure that market performance will not adversely affect your ability to withdraw your principal over time.

Under the terms of the Guarantor Withdrawal Benefit For Life(SM) rider, the calculation of the amount which can be withdrawn in each contract year varies depending on several factors, including but not limited to the waiting period (see "Waiting period" heading below) and whether or not the lifetime withdrawal benefit has become effective:

(1) The basic withdrawal benefit gives you the right to take limited partial withdrawals in each contract year and guarantees that over time the withdrawals will total an amount equal to, at minimum, your purchase payments. Key terms associated with the basic withdrawal benefit are "Guaranteed Benefit Payment (GBP)," "Remaining Benefit Payment (RBP)," "Guaranteed Benefit Amount (GBA)," and "Remaining Benefit Amount (RBA)." See these headings below for more information.

(2) The lifetime withdrawal benefit gives you the right, under certain limited circumstances defined in the rider, to take limited partial withdrawals until the later of death (see "At Death" heading below) or until the RBA (under the basic withdrawal benefit) is reduced to zero. Key terms associated with the lifetime withdrawal benefit are "Annual Lifetime Payment (ALP)," "Remaining Annual Lifetime Payment (RALP)," "Covered Person," and "Annual Lifetime Payment Attained Age (ALPAA)." See these headings below for more information.

(1) We have offered an earlier version of this rider called the Guarantor(SM) Withdrawal Benefit Rider. In previous disclosures, we have referred to the rider as Rider A. See Appendix G for information regarding the Guarantor(SM) Withdrawal Benefit Rider which is no longer offered.


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Only the basic withdrawal benefit will be in effect prior to the date that the lifetime withdrawal benefit becomes effective. The lifetime withdrawal benefit becomes effective automatically on the rider anniversary date after the covered person reaches age 68, or the rider effective date if the covered person is age 68 or older on the rider effective date (see "Annual Lifetime Payment Attained Age (ALPAA)" heading below).

Provided annuity payouts have not begun, the Guarantor Withdrawal Benefit For Life(SM) rider guarantees that you may take the following partial withdrawal amounts each contract year:

o After the waiting period and before the establishment of the ALP, the rider guarantees that each year you can cumulatively withdraw an amount equal to the GBP;

o During the waiting period and before the establishment of the ALP, the rider guarantees that each year you can cumulatively withdraw an amount equal to the value of the RBP at the beginning of the contract year;

o After the waiting period and after the establishment of the ALP, the rider guarantees that each year you have the option to cumulatively withdraw an amount equal the ALP or the GBP, but the rider does not guarantee withdrawals of the sum of both the ALP and the GBP in a contract year;

o During the waiting period and after the establishment of the ALP, the rider guarantees that each year you have the option to cumulatively withdraw an amount equal to the value of the RALP or the RBP at the beginning of the contract year, but the rider does not guarantee withdrawals of the sum of both the RALP and the RBP in a contract year;

If you withdraw less than allowed partial withdrawal amount in a contract year, the unused portion cannot be carried over to the next contract year. As long as your partial withdrawals in each contract year do not exceed the annual partial withdrawal amount allowed under the rider, and there has not been a contract ownership change or spousal continuation of the contract, the guaranteed amounts available for partial withdrawals are protected (i.e., will not decrease).

If you withdraw more than the allowed partial withdrawal amount in a contract year, we call this an "excess withdrawal" under the rider. Excess withdrawals trigger an adjustment of a benefit's guaranteed amount, which may cause it to be reduced (see "GBA Excess Withdrawal Processing," "RBA Excess Withdrawal Processing," and "ALP Excess Withdrawal Processing" headings below). Please note that each of the two benefits has its own definition of the allowed annual withdrawal amount. Therefore a partial withdrawal may be considered an excess withdrawal for purposes of the lifetime withdrawal benefit only, the basic withdrawal benefit only, or both.

If your withdrawals exceed the greater of the RBP or the RALP, withdrawal charges under the terms of the contract may apply (see "Charges -- Withdrawal Charges"). The amount we actually deduct from your contract value will be the amount you request plus any applicable withdrawal charge. We pay you the amount you request. Any partial withdrawals you take under the contract will reduce the value of the death benefits (see "Benefits in Case of Death"). Upon full withdrawal of the contract, you will receive the remaining contract value less any applicable charges (see "Making the Most of Your Contract -- Withdrawals").

The rider's guaranteed amounts can be increased at the specified intervals if your contract value has increased. An annual step up feature is available at each contract anniversary, subject to certain conditions, and may be applied automatically to your contract or may require you to elect the step up (see "Annual Step Up" heading below). If you exercise the annual step up election, the spousal continuation step up election (see "Spousal Continuation Step Up" heading below) or change your Portfolio Navigator model portfolio, the rider charge may change (see "Charges").

If you take withdrawals during the waiting period, any prior steps ups applied will be reversed and step ups will not be available until the third rider anniversary. You may take withdrawals after the waiting period without reversal of prior step ups.


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You should consider whether the Guarantor Withdrawal Benefit For Life(SM)
rider is appropriate for you because:

o LIFETIME WITHDRAWAL BENEFIT LIMITATIONS: The lifetime withdrawal benefit is subject to certain limitations, including but not limited to:

      (a) Once the contract value equals zero, payments are made for as long as the oldest owner or annuitant is living (see "If Contract Value Reduces to Zero" heading below). However, if the contract value is greater than zero, the guaranteed lifetime withdrawal benefit terminates at the first death of any owner or annuitant (see "At Death" heading below). Therefore, it is possible for the lifetime withdrawal benefit to end while the person(s) relying on the lifetime withdrawal benefit is/are still alive. This possibility may present itself when:

            (i) There are multiple contract owners -- when one of the contract owners dies the benefit terminates even though other contract owners are still living; or

            (ii) The owner and the annuitant are not the same persons -- if the annuitant dies before the owner, the benefit terminates even though the owner is still living. This is could happen, for example, when the owner is younger than the annuitant. This risk increases as the age difference between owner and annuitant increases.

      (b) Excess withdrawals can reduce the ALP to zero even though the GBA, RBA, GBP and/or RBP values are greater than zero. If the both the ALP and the contract value are zero, the lifetime withdrawal benefit will terminate.

      (c) When the lifetime withdrawal benefit is first established, the initial ALP is based on the basic withdrawal benefit's RBA at that time (see "Annual Lifetime Payment (ALP)" heading below), unless there has been a spousal continuation or ownership change. Any withdrawal you take before the ALP is established reduces the RBA and therefore may result in a lower amount of lifetime withdrawals you are allowed to take.

      (d) Withdrawals can reduce both the contract value and the RBA to zero prior to the establishment of the ALP. If this happens, the contract and the Guarantor Withdrawal Benefit For Life(SM) rider will terminate.

o USE OF PORTFOLIO NAVIGATOR ASSET ALLOCATION PROGRAM REQUIRED: You must elect one of the model portfolios of the Portfolio Navigator. This requirement limits your choice of subaccounts and the one-year fixed account (if included) to those that are in the model portfolio you select. This means you will not be able to allocate contract value to all of the subaccounts or the one-year fixed account (if included) that are available under the contract to contract owners who do not elect this rider. (See "Making the Most of Your Contract -- Portfolio Navigator Asset Allocation Program.") Subject to state restrictions, we reserve the right to limit the number of model portfolios from which you can select based on the dollar amount of purchase payments you make.

o TAX CONSIDERATIONS FOR NONQUALIFIED ANNUITIES: Under current federal income tax law, withdrawals under nonqualified annuities, including partial withdrawals taken from the contract under the terms of this rider, are treated less favorably than amounts received as annuity payments under the contract (see "Taxes -- Nonqualified Annuities"). Withdrawals before age 59 1/2 may incur a 10% IRS early withdrawal penalty and may be considered taxable income. You should consult your tax advisor before you select this optional rider if you have any questions about the use of this rider in your tax situation.

o TAX CONSIDERATIONS FOR QUALIFIED ANNUITIES: Qualified annuities have minimum distribution rules that govern the timing and amount of distributions from the annuity contract (see "Taxes -- Qualified Annuities -- Required Minimum Distributions"). If you have a qualified annuity, you may need to take an RMD that exceeds the specified amount of withdrawal available under the rider. Partial withdrawals in any contract year that exceed the guaranteed amount available for withdrawal may reduce future benefits guaranteed under the rider. While the rider permits certain excess withdrawals to be made for the purpose of satisfying RMD requirements for this contract alone without reducing future benefits guaranteed under the rider, there can be no guarantee that changes in the federal income tax law after the effective date of the rider will not require a larger RMD to be taken, in which case, future guaranteed withdrawals under the rider could be reduced. See Appendix F for additional information. You should consult your tax advisor before you select this optional rider if you have any questions about the use of this rider in your tax situation.

o LIMITATIONS ON TSAS: Your right to take withdrawals is restricted if your contract is a TSA (see "TSA -- Special Withdrawal Provisions"). Therefore, the Guarantor Withdrawal Benefit for Life(SM) rider may be of limited value to you. You should consult your tax advisor before you select this optional rider if you have any questions about the use of this rider in your tax situation.

o LIMITATIONS ON PURCHASE PAYMENTS: We may also restrict cumulative additional purchase payments to $100,000.

o LIMITATIONS ON PURCHASE OF OTHER RIDERS UNDER THIS CONTRACT: If you select the Guarantor Withdrawal Benefit For Life(SM) rider, you may not elect an Income Assurer Benefit(SM) rider or the Accumulation Protector Benefit(SM) rider.

o NON-CANCELABLE: Once elected, the Guarantor Withdrawal Benefit For Life(SM) rider may not be cancelled and the fee will continue to be deducted until the contract is terminated, the contract value reduces to zero (described below) or annuity payouts begin.

o INTERACTION WITH TOTAL FREE AMOUNT (TFA) CONTRACT PROVISION: The TFA is the amount you are allowed to withdraw from the contract in each contract year without incurring a withdrawal charge (see "Charges -- Withdrawal Charge"). The TFA may be greater than the RBP or RALP under this rider. Any amount you withdraw in a contract year under the contract's TFA provision that exceeds the RBP or RALP is subject to the excess withdrawal procedures described below for the GBA, RBA and ALP.

For an example, see Appendix E.


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KEY TERMS AND PROVISIONS OF THE GUARANTOR WITHDRAWAL BENEFIT FOR LIFE(SM) RIDER
ARE DESCRIBED BELOW:

PARTIAL WITHDRAWALS: A withdrawal of an amount that does not result in a full withdrawal of the contract. The partial withdrawal amount is a gross amount and will include any withdrawal charge.

WAITING PERIOD: The period of time starting on the rider effective date during which the annual step up is not available if you take withdrawals. The current waiting period is three years.

GUARANTEED BENEFIT AMOUNT (GBA): The total cumulative amount available for partial withdrawals over the life of the rider. The maximum GBA is $5,000,000. The GBA cannot be withdrawn and is not payable as a death benefit. Rather, the GBA is an interim value used to calculate the amount available for withdrawals each year under the basic withdrawal benefit (see "Guaranteed Benefit Payment" below). At any time, the total GBA is the sum of the individual GBAs associated with each purchase payment.

The GBA is determined at the following times, calculated as described:

o     At contract issue -- the GBA is equal to the initial purchase payment.

o When you make additional purchase payments -- each additional purchase payment has its own GBA equal to the amount of the purchase payment.

o At step up -- (see "Annual Step Up" and "Spousal Continuation Step Up" headings below).

o When an individual RBA is reduced to zero -- the GBA that is associated with that RBA will also be set to zero.

o When you make a partial withdrawal during the waiting period and after a step up -- Any prior annual step ups will be reversed. Step up reversal means that the GBA associated with each purchase payment will be reset to the amount of that purchase payment. The step up reversal will only happen once during the waiting period, when the first partial withdrawal is made.

o When you make a partial withdrawal at any time and the amount withdrawn is:

      (a) less than or equal to the total RBP -- the GBA remains unchanged. If there have been multiple purchase payments, both the total GBA and each payment's GBA remain unchanged.

      (b) is greater than the total RBP -- GBA EXCESS WITHDRAWAL PROCESSING WILL BE APPLIED TO THE GBA. If the partial withdrawal is made during the waiting period, the excess withdrawal processing is applied AFTER any previously applied annual step ups have been reversed.

GBA EXCESS WITHDRAWAL PROCESSING

The total GBA will automatically be reset to the lesser of (a) the total GBA immediately prior to the withdrawal; or (b) the contract value immediately following the withdrawal. If there have been multiple purchase payments, each payment's GBA after the withdrawal will be reset to equal that payment's RBA after the withdrawal plus (a) times (b), where:

(a) is the ratio of the total GBA after the withdrawal less the total RBA after the withdrawal to the total GBA before the withdrawal less the total RBA after the withdrawal; and

(b) is each payment's GBA before the withdrawal less that payment's RBA after the withdrawal.

REMAINING BENEFIT AMOUNT (RBA): Each withdrawal you make reduces the amount of GBA that is guaranteed by this rider as future withdrawals. At any point in time, the RBA equals the amount of GBA that remains available for withdrawals for the remainder of the contract's life, and total RBA is the sum of the individual RBAs associated with each purchase payment. The maximum RBA is $5,000,000.

The RBA is determined at the following times, calculated as described:

o     At contract issue -- the RBA is equal to the initial purchase payment.

o When you make additional purchase payments -- each additional purchase payment has its own RBA initially set equal to that payment's GBA (the amount of the purchase payment).

o At step up -- (see "Annual Step Up" and "Spousal Continuation Step Up" headings below).

o When you make a partial withdrawal during the waiting period and after a step up -- Any prior annual step ups will be reversed. Step up reversal means that the RBA associated with each purchase payment will be reset to the amount of that purchase payment. The step up reversal will only happen once during the waiting period, when the first partial withdrawal is made.

o When you make a partial withdrawal at any time and the amount withdrawn is:

      (a) less than or equal to the total RBP -- the total RBA is reduced by the amount of the withdrawal. If there have been multiple purchase payments, each payment's RBA is reduced in proportion to its RBP.

      (b) is greater than the total RBP -- RBA EXCESS WITHDRAWAL PROCESSING WILL BE APPLIED TO THE RBA. Please note that if the partial withdrawal is made during the waiting period, the excess withdrawal processing is applied AFTER any previously applied annual step ups have been reversed.


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RBA EXCESS WITHDRAWAL PROCESSING

The total RBA will automatically be reset to the lesser of (a) the contract value immediately following the withdrawal, or (b) the total RBA immediately prior to the withdrawal, less the amount of the withdrawal.

If there have been multiple purchase payments, both the total RBA and each payment's RBA will be reset. The total RBA will be reset according to the excess withdrawal processing described above. Each payment's RBA will be reset in the following manner:

1. The withdrawal amount up to the total RBP is taken out of each RBA bucket in proportion to its individual RBP at the time of the withdrawal; and

2. The withdrawal amount above the total RBP and any amount determined by the excess withdrawal processing are taken out of each RBA bucket in proportion to its RBA at the time of the withdrawal.

GUARANTEED BENEFIT PAYMENT (GBP): At any time, the amount available for partial withdrawals in each contract year after the waiting period, until the RBA is reduced to zero, under the basic withdrawal benefit. At any point in time, each purchase payment has its own GBP, which is equal to the lesser of that payment's RBA or 7% of that payment's GBA, and the total GBP is the sum of the individual GBPs.

During the waiting period, the guaranteed annual withdrawal amount may be less than the GBP due to the limitations the waiting period imposes on your ability to utilize both annual step-ups and withdrawals (see "Waiting Period" heading above). The guaranteed annual withdrawal amount during the waiting period is equal to the value of the RBP at the beginning of the contract year.

The GBP is determined at the following times, calculated as described:

o     At contract issue -- the GBP is established as 7% of the GBA value.

o At each contract anniversary -- each payment's GBP is reset to the lesser of that payment's RBA or 7% of that payment's GBA value.

o When you make additional purchase payments -- each additional purchase payment has its own GBP equal to 7% of the purchase payment amount.

o At step up -- (see "Annual Step Up" and "Spousal Continuation Step Up" headings below).

o When an individual RBA is reduced to zero -- the GBP associated with that RBA will also be reset to zero.

o When you make a partial withdrawal during the waiting period and after a step up -- Any prior annual step ups will be reversed. Step up reversal means that the GBA and the RBA associated with each purchase payment will be reset to the amount of that purchase payment. Each payment's GBP will be reset to 7% of that purchase payment. The step up reversal will only happen once during the waiting period, when the first partial withdrawal is made.

o When you make a partial withdrawal at any time and the amount withdrawn is:

      (a)   less than or equal to the total RBP -- the GBP remains unchanged.

      (b) is greater than the total RBP -- each payment's GBP is reset to the lesser of that payment's RBA or 7% of that payment's GBA value, based on the RBA and GBA after the withdrawal. If the partial withdrawal is made during the waiting period, the excess withdrawal processing is applied AFTER any previously applied annual step ups have been reversed.

REMAINING BENEFIT PAYMENT (RBP): The amount available for partial withdrawals for the remainder of the contract year under the basic withdrawal benefit. At any point in time, the total RBP is the sum of the RBPs for each purchase payment. During the waiting period, when the guaranteed amount maybe less than the GBP, the value of the RBP at the beginning of the contract year will be that amount that is actually guaranteed each contract year.

The RBP is determined at the following times, calculated as described:

o At the beginning of each contract year during the waiting period and prior to any withdrawal -- the RBP for each purchase payment is set equal to that purchase payment multiplied by 7%.

o At the beginning of any other contract year -- the RBP for each purchase payment is set equal to that purchase payment's GBP.

o When you make additional purchase payments -- each additional purchase payment has its own RBP equal to that payment's GBP.

o At step up -- (see "Annual Step Up" and "Spousal Continuation Step Up" headings below).

o At spousal continuation -- (see "Spousal Option to Continue the Contract" heading below).

o When an individual RBA is reduced to zero -- the RBP associated with that RBA will also be reset to zero.

o When you make any partial withdrawal -- the total RBP is reset to equal the total RBP immediately prior to the partial withdrawal less the amount of the partial withdrawal, but not less than zero. If there have been multiple purchase payments, each payment's RBP is reduced proportionately. IF YOU WITHDRAW AN AMOUNT GREATER THAN THE RBP, GBA EXCESS WITHDRAWAL PROCESSING AND RBA EXCESS WITHDRAWAL PROCESSING ARE APPLIED and the amount available for future partial withdrawals for the remainder of the contract's life may be reduced by more than the amount of withdrawal. When determining if a withdrawal will result in the excess withdrawal processing, the applicable RBP will not yet reflect the amount of the current withdrawal.


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COVERED PERSON: The person whose life is used to determine when the ALP is established, and the duration of the ALP payments. The Covered Person is the oldest contract owner or annuitant. The covered person may change during the contract's life if there is a spousal continuation or a change of contract ownership. If the covered person changes, we recompute the benefits guaranteed by the rider, based on the life of the new covered person, which may reduce the amount of the lifetime withdrawal benefit.

ANNUAL LIFETIME PAYMENT ATTAINED AGE (ALPAA): The covered person's age after which time the lifetime benefit can be established. Currently, the lifetime benefit can be established on the later of the contract effective date or the contract anniversary date following the date the covered person reaches age 68.

ANNUAL LIFETIME PAYMENT (ALP): Once established, the ALP at any time is the amount available for withdrawals in each contract year after the waiting period until the later of death (see "At Death" heading below), or the RBA is reduced to zero, under the lifetime withdrawal benefit. The maximum ALP is $300,000. Prior to establishment of the ALP, the lifetime withdrawal benefit is not in effect and the ALP is zero.

During the waiting period, the guaranteed annual lifetime withdrawal amount may be less than the ALP due to the limitations the waiting period imposes on your ability to utilize both annual step-ups and withdrawals (see "Waiting Period" heading above). The guaranteed annual lifetime withdrawal amount during the waiting period is equal to the value of the RALP at the beginning of the contract year.

THE ALP IS DETERMINED AT THE FOLLOWING TIMES:

o The later of the contract effective date or the contract anniversary date following the date the covered person reaches age 68 -- the ALP is established as 6% of the total RBA.

o When you make additional purchase payments -- each additional purchase payment increases the ALP by 6% of the amount of the purchase payment.

o At step ups -- (see "Annual Step Up" and "Spousal Continuation Step Up" headings below).

o At contract ownership change -- (see "Spousal Option to Continue the Contract" and "Contract Ownership Change" headings below).

o When you make a partial withdrawal during the waiting period and after a step up -- Any prior annual step ups will be reversed. Step up reversal means that the ALP will be reset to equal total purchase payments multiplied by 6%. The step up reversal will only happen once during the waiting period, when the first partial withdrawal is made.

o When you make a partial withdrawal at any time and the amount withdrawn is:

      (a)   less than or equal to the RALP -- the ALP remains unchanged.

      (b) is greater than the RALP -- ALP EXCESS WITHDRAWAL PROCESSING WILL BE APPLIED TO THE ALP. Please note that if the partial withdrawal is made during the waiting period, the excess withdrawal processing are applied AFTER any previously applied annual step ups have been reversed.

ALP EXCESS WITHDRAWAL PROCESSING

The ALP is reset to the lesser of the ALP immediately prior to the withdrawal, or 6% of the contract value immediately following the withdrawal.

REMAINING ANNUAL LIFETIME PAYMENT (RALP): The amount available for partial withdrawals for the remainder of the contract year under the lifetime withdrawal benefit. During the waiting period, when the guaranteed annual withdrawal amount may be less than the ALP, the value of the RALP at the beginning of the contract year will be the amount that is actually guaranteed each contract year. Prior to establishment of the ALP, the lifetime withdrawal benefit is not effect and the RALP is zero.

THE RALP IS DETERMINED AT THE FOLLOWING TIMES:

o The later of the contract effective date or the contract anniversary date following the date the covered person reaches age 68, and:

      (a) During the waiting period and prior to any withdrawals -- the RALP is established equal to 6% of purchase payments.

      (b)   At any other time -- the RALP is established equal to the ALP.

o At the beginning of each contract year during the waiting period and prior to any withdrawals -- the RALP is set equal to the total purchase payments, multiplied by 6%.

o At the beginning of any other contract year -- the RALP is set equal to ALP.

o When you make additional purchase payments -- each additional purchase payment increases the RALP by 6% of the amount of the purchase payment.

o When you make any partial withdrawal -- the RALP equals the RALP immediately prior to the partial withdrawal less the amount of the partial withdrawal, but not less than zero. IF YOU WITHDRAW AN AMOUNT GREATER THAN THE RALP, ALP EXCESS WITHDRAWAL PROCESSING IS APPLIED and the amount available for future partial withdrawals for the remainder of the contract's life may be reduced by more than the amount of withdrawal. When determining if a withdrawal will result in excess withdrawal processing, the applicable RALP will not yet reflect the amount of the current withdrawal.


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REQUIRED MINIMUM DISTRIBUTIONS (RMD): If you are taking RMDs from this contract and the RMD calculated separately for this contract is greater than the RBP or the RALP on the most recent contract anniversary, the portion of the RMD that exceeds the RBP or RALP will not be subject to excess withdrawal processing provided that the following conditions are met:

o     The RMD is the life expectancy RMD for this contract alone, and

o The RMD amount is based on the requirements of section 401(a)(9), related Code provisions and regulations thereunder that were in effect on the effective date of this rider.

Withdrawal amounts greater than the RBP or RALP on the contract anniversary date that do not meet these conditions will result in excess withdrawal processing as described above.

See Appendix F for additional information.

STEP UP DATE: The date any step up becomes effective, and depends on the type of step up being applied (see "Annual Step Up" and "Spousal Continuation Step Up" headings below).

ANNUAL STEP UP: Beginning with the first contract anniversary, an increase of the GBA, RBA, GBP, RBP, ALP, and/or RALP values may be available. A step up does not create contract value, guarantee the performance of any investment option, or provide a benefit that can be withdrawn or paid upon death. Rather, a step up determines the current values of the GBA, RBA, GBP, RBP, ALP, and RALP, and may extend the payment period or increase the allowable payment.

The annual step up is subject to the following rules:

o The annual step up is available when the RBA or, if established, the ALP, would increase on the step up date.

o     Only one step up is allowed each contract year.

o If you take any withdrawals during the waiting period, any previously applied step ups will be reversed and the Annual step up will not be available until the third rider anniversary.

o If the application of the step up does not increase the rider charge, the annual step up will be automatically applied to your contract, and the step up date is the contract anniversary date.

o If the application of the step up would increase the rider charge, the annual step up is not automatically applied. Instead, you have the option to step up for 30 days after the contract anniversary. If you exercise the elective annual step up option, you will pay the rider charge in effect on the step up date. If you wish to exercise the elective annual step up option, we must receive a request from you or your investment professional. The step up date is the date we receive your request to step up. If your request is received after the close of business, the step up date will be the next valuation day.

o The ALP and RALP are not eligible for step ups until they are established. Prior to being established, the ALP and RALP values are both zero.

o Please note it is possible for the ALP and RALP to step up even if the RBA or GBA do not step up, and it is also possible for the RBA and GBA to step up even if the ALP and RALP do not step up.

The annual step up resets the GBA, RBA, GBP, RBP, ALP and RALP values as follows:

o The total RBA will be reset to the greater of the total RBA immediately prior to the step up date or the contract value on the step up date.

o The total GBA will be reset to the greater of the total GBA immediately prior to the step up date or the contract value on the step up date.

o The total GBP will be reset using the calculation as described above based on the increased GBA and RBA.

o     The total RBP will be reset as follows:

      (a) During the waiting period and prior to any withdrawals, the RBP will not be affected by the step up.

      (b) At any other time, the RBP will be reset as the increased GBP less all prior withdrawals made in the current contract year, but never less than zero.

o The ALP will be reset to the greater of the ALP immediately prior to the step up date or 6% of the contract value on the step up date.

o     The RALP will be reset as follows:

      (a) During the waiting period and prior to any withdrawals, the RALP will not be affected by the step up.

      (b) At any other time, the RALP will be reset as the increased ALP less all prior withdrawals made in the current contract year, but never less than zero.


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SPOUSAL OPTION TO CONTINUE THE CONTRACT: If a surviving spouse elects to continue the contract, the Guarantor Withdrawal Benefit For Life(SM) rider also continues. When the spouse elects to continue the contract, any remaining waiting period is cancelled; the covered person will be re-determined and is the covered person referred to below; and the GBA, RBA, GBP, RBP, ALP and RALP values are affected as follows:

o     The GBA, RBA, and GBP values remain unchanged.

o The RBP is automatically reset to the GBP less all prior withdrawals made in the current contract year, but not less than zero.

o If the ALP has not yet been established and the new covered person has not yet reached age 68 as of the date of continuation -- the ALP will be established on the contract anniversary following the date the covered person reaches age 68 as the lesser of the RBA or the contract anniversary value, multiplied by 6%. The RALP will be established on the same date equal to the ALP.

o If the ALP has not yet been established but the new covered person is age 68 or older as of the date of continuation -- the ALP will be established on the date of continuation as the lesser of the RBA or the contract value, multiplied by 6%. The RALP will be established on the same date in an amount equal to the ALP less all prior partial withdrawals made in the current contract year, but will never be less than zero.

o If the ALP has been established but the new covered person has not yet reached age 68 as of the date of continuation -- the ALP and RALP will be automatically reset to zero for the period of time beginning with the date of continuation and ending with the contract anniversary following the date the covered person reaches age 68. At the end of this time period, the ALP will be reset to the lesser of the RBA or the anniversary contract value, multiplied by 6%, and the RALP will be reset to equal the ALP.

o If the ALP has been established and the new covered person is age 68 or older as of the date of continuation -- the ALP will be automatically reset to the lesser of the current ALP or 6% of the contract value on the date of continuation. The RALP will be reset to equal to the ALP less all prior withdrawals made in the current contract year, but never less than zero.

Please note that the lifetime withdrawal benefit amount may be reduced as a result of the change of covered person (see "Covered Person" heading above).

SPOUSAL CONTINUATION STEP UP: If a surviving spouse elects to continue the contract, another elective step up option becomes available. To exercise the step up, the spouse or the spouse's investment professional must submit a request within 30 days of the date of continuation. The step up date is the date we receive the spouse's request to step up. If the request is received after the close of business, the step up date will be the next valuation day. The GBA, RBA, GBP, RBP, ALP and RALP will be reset in the same fashion as the annual step up.

The spousal continuation step up is subject to the following rules:

o If the spousal continuation step up option is exercised and we have increased the charge for the rider, the spouse will pay the charge that is in effect on the step up date.

IF CONTRACT VALUE REDUCES TO ZERO: If the contract value reduces to zero and the total RBA remains greater than zero, you will be paid in the following scenarios:

1) The ALP has not yet been established and the contract value is reduced to zero for any reason other than full withdrawal of the contract. In this scenario, you can choose to:

      (a)   receive the remaining schedule of GBPs until the RBA equals zero;
            or

      (b) wait until the rider anniversary following the date the covered person reaches age 68, and then receive the ALP annually until the latter of (i) the death of the covered person, or (ii) the RBA is reduced to zero.

      We will notify you of this option. If no election is made, the ALP will be paid.

2) The ALP has been established and the contract value reduces to zero as a result of fees or charges, or a withdrawal that is less than or equal to both the RBP and the RALP. In this scenario, you can choose to receive:

      (a)   the remaining schedule of GBPs until the RBA equals zero; or

      (b) the ALP annually until the latter of (i) the death of the covered person, or (ii) the RBA is reduced to zero.

      We will notify you of this option. If no election is made, the ALP will be paid.

3) The ALP has been established and the contract value falls to zero as a result of a withdrawal that is greater than the RALP but less than or equal to the RBP. In this scenario, the remaining schedule of GBPs will be paid until the RBA equals zero.

4) The ALP has been established and the contract value falls to zero as a result of a partial withdrawal that is greater than the RBP but less than or equal to the RALP. In this scenario, the ALP will be paid annually until the death of the covered person.


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

Under any of these scenarios:

o The annualized amounts will be paid to you in the frequency you elect. You may elect a frequency offered by us at the time payments begin. Available payment frequencies will be no less frequent than annually;

o     We will no longer accept additional purchase payments;

o     You will no longer be charged for the rider;

o     Any attached death benefit riders will terminate; and

o The death benefit becomes the remaining payments, if any, until the RBA is reduced to zero.

The Guarantor Withdrawal Benefit For Life(SM) rider and the contract will terminate under either of the following two scenarios:

o If the contract value falls to zero as a result of a withdrawal that is greater than both the RALP and the RBP. This is full withdrawal of the contract.

o If the contract value falls to zero as a result of a withdrawal that is greater than the RALP but less than or equal to the RBP, and the total RBA is reduced to zero.

AT DEATH: If the contract value is greater than zero, then the Guarantor Withdrawal Benefit For Life(SM) rider will terminate when the death benefit becomes payable (see "Benefits in Case of Death"). The beneficiary may elect to take the death benefit as a lump sum under the terms of the contract (see "Benefits in Case of Death") or the annuity payout option (see "Guarantor Withdrawal Benefit Annuity Payout Option" heading below).

If the contract value equals zero and the death benefit becomes payable, the following will occur:

o If the RBA is greater than zero and the owner has been receiving the GBP each year, the GBP will continue to be paid to the beneficiary until the RBA equals zero.

o If the covered person dies and the RBA is greater than zero and the owner has been receiving the ALP each year, the ALP will continue to be paid to the beneficiary until the RBA equals zero.

o If the covered person is still alive and the RBA is greater than zero and the owner has been receiving the ALP each year, the ALP will continue to be paid to the beneficiary until the later of the death of the covered person or the RBA equals zero.

o If the covered person is still alive and the RBA equals zero and the owner has been receiving the ALP each year, the ALP will continue to be paid to the beneficiary until the death of the covered person.

o If the covered person dies and the RBA equals zero, the benefit terminates. No further payments will be made.

CONTRACT OWNERSHIP CHANGE: If the contract changes ownership (see "Changing Ownership"), the covered person will be redetermined and is the covered person referred to below. The GBA, RBA, GBP, RBP values will remain unchanged. The ALP and RALP will be reset with an effective date as follows:

o If the ALP has not yet been established and the new covered person has not yet reached age 68 as of the ownership change date -- the ALP and the RALP will be established on the contract anniversary following the date the covered person reaches age 68. The ALP will be set equal to the lesser of the RBA or the anniversary contract value, multiplied by 6%. If the anniversary date occurs during the waiting period and prior to a withdrawal, the RALP will be set equal to the lesser of the ALP or total purchase payments multiplied by 6%. If the anniversary date occurs at any other time, the RALP will be set equal to the ALP.

o If the ALP has not yet been established but the new covered person is age 68 or older as of the ownership change date -- the ALP and the RALP will be established on the ownership change date. The ALP will be set equal to the lesser of the RBA or the contract value, multiplied by 6%. If the ownership change date occurs during the waiting period and prior to a withdrawal, the RALP will be set equal to the lesser of the ALP or total purchase payments multiplied by 6%. If the ownership change date occurs at any other time, the RALP will be set equal to the ALP less all prior withdrawals made in the current contract year but not less than zero.

o If the ALP has been established but the new covered person has not yet reached age 68 as of the ownership change date -- the ALP and the RALP will be reset to zero for the period of time beginning with the ownership change date and ending with the contract anniversary following the date the covered person reaches age 68. At the end of this time period, the ALP will be reset to the lesser of the RBA or the anniversary contract value, multiplied by 6%. If the time period ends during the waiting period and prior to any withdrawals, the RALP will be reset to equal the lesser of the ALP or total purchase payments multiplied by 6%. If the time period ends at any other time, the RALP will be reset to equal the ALP.

o If the ALP has been established and the new covered person is age 68 or older as of the ownership change date -- the ALP and the RALP will be reset on the ownership change date. The ALP will be reset to the lesser of the current ALP or 6% of the contract value. If the ownership change date occurs during the waiting period and prior to a withdrawal, the RALP will be reset to the lesser of the ALP or total purchase payments multiplied by 6%. If the ownership change date occurs at any other time, the RALP will be reset to equal the ALP less all prior withdrawals made in the current contract year but not less than zero.


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Please note that the lifetime withdrawal benefit amount may be reduced as a result of the change of covered person (see "Covered Person" heading above).

GUARANTOR WITHDRAWAL BENEFIT -- ANNUITY PAYOUT OPTION: Several annuity payout plans are available under the contract. In addition to these annuity payout plans, a fixed annuity payout option is available under the Guarantor Withdrawal Benefit For Life(SM) rider.

Under this option the amount payable each year will be equal to the remaining schedule of GBPs, but the total amount paid over the life of the annuity will not exceed the current total RBA at the time you begin this fixed annuity payout option. These annualized amounts will be paid in the frequency that you elect. The frequencies will be among those offered by us at that time but will be no less frequent than annually. If, at the death of the owner, total payouts have been made for less than the RBA, the remaining payouts will be paid to the beneficiary (see "The Annuity Payout Period" and "Taxes").

This option may not be available if the contract is issued to qualify under
Section 403 or 408 of the Code, as amended. For such contracts, this option will be available only if the guaranteed payment period is less than the life expectancy of the owner at the time the option becomes effective. Such life expectancy will be computed under the mortality table we then use to determine current life annuity purchase rates under the contract to which this rider is attached.

This annuity payout option may also be elected by the beneficiary of a contract as a settlement option. Whenever multiple beneficiaries are designated under the contract, each such beneficiary's share of the proceeds if they elect this option will be in proportion to their applicable designated beneficiary percentage. Beneficiaries of nonqualified contracts may elect this settlement option subject to the distribution requirements of the contract. We reserve the right to adjust the future schedule of GBPs if necessary to comply with the Code.


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

INCOME ASSURER BENEFIT(SM) RIDERS

There are three optional Income Assurer Benefit(SM) riders available under your contract:

o     Income Assurer Benefit(SM) - MAV;

o     Income Assurer Benefit(SM) - 5% Accumulation Benefit Base; or

o     Income Assurer Benefit(SM) - Greater of MAV or 5% Accumulation Benefit
      Base.

The Income Assurer Benefit(SM) riders are intended to provide you with a guaranteed minimum income regardless of the volatility inherent in the investments in the subaccounts. The riders benchmark the contract growth at each anniversary against several comparison values and set the guaranteed income benefit base (described below) equal to the largest value. The guaranteed income benefit base is the value we apply to the guaranteed annuity purchase rates stated in Table B of the contract to calculate the minimum annuity payouts you will receive if you exercise the rider. If the guaranteed income benefit base is greater than the contract value, the guaranteed income benefit base may provide a higher annuity payout level than is otherwise available. However, the riders use guaranteed annuity purchase rates which may result in annuity payouts that are less than those using the annuity purchase rates that we may apply at annuitization under the standard contract provisions. Therefore, the level of income provided by the riders may be less than the contract otherwise provides. If the annuity payouts through the standard contract provisions are more favorable than the payouts available through the riders, you will receive the higher standard payout option. The guaranteed income benefit base does not create contract value or guarantee the performance of any investment option.

The general information in this section applies to each Income Assurer Benefit(SM) rider. This section is followed by a description of each specific Income Assurer Benefit(SM) rider and how it is calculated.

You should consider whether an Income Assurer Benefit(SM) rider is appropriate for you because:

o you must participate in the Portfolio Navigator program if you purchase a contract on or after June 19, 2006 with this rider (see "Making the Most of Your Contract -- Portfolio Navigator Asset Allocation Program"). If you selected this rider before June 19, 2006, you must participate in the asset allocation program (see "Making the Most of Your Contract -- Asset Allocation Program"), however, you may elect to participate in the Portfolio Navigator program after June 19, 2006. The Portfolio Navigator program and the asset allocation program limits your choice of subaccounts and the one-year fixed account to those that are in the asset allocation model you select. This means you will not be able to allocate contract value to all of the subaccounts or the one-year fixed account that are available under the contract to other contract owners who do not elect this rider. (See "Making the Most of Your Contract -- Asset Allocation Program" and "Portfolio Navigator Asset Allocation Program.");

o if you are purchasing the contract as a qualified annuity, such as an IRA, and you are planning to begin annuity payouts after the date on which minimum distributions required by the Code must begin, you should consider whether an Income Assurer Benefit(SM) is appropriate for you (see "Taxes -- Qualified Annuities -- Required Minimum Distributions"). Partial withdrawals you take from the contract, including those used to satisfy RMDs, will reduce the guaranteed income benefit base (defined below), which in turn may reduce or eliminate the amount of any annuity payouts available under the rider. Consult a tax advisor before you purchase any Income Assurer Benefit(SM) rider with a qualified annuity;

o you must hold the Income Assurer Benefit(SM) for 10 years unless you elect to terminate the rider within 30 days following the first anniversary after the effective date of the rider;

o you can only exercise the Income Assurer Benefit(SM) within 30 days after a contract anniversary following the expiration of the 10-year waiting period;

o the Income Assurer Benefit(SM) rider terminates* on the contract anniversary after the annuitant's 86th birthday; and

o the 10-year waiting period will be restarted if you elect to change model portfolio to one that causes the Income Assurer Benefit(SM) rider charge to increase more than 0.20% whenever the remaining waiting period just prior to the change is less than three years.

* The rider and annual fee terminate on the contract anniversary after the annuitant's 86th birthday, however, if you exercise the Income Assurer Benefit(SM) rider before this time, your benefits will continue according to the annuity payout plan you have selected.

If the annuitant is 75 or younger at contract issue, you may choose this optional benefit at the time you purchase your contract for an additional charge. The amount of the charge is determined by the Income Assurer Benefit(SM) you select (see "Charges -- Income Assurer Benefit(SM) Rider Fee"). The effective date of the rider will be the contract issue date. The Accumulation Protector Benefit(SM), Guarantor Withdrawal Benefit for Life(SM) and Guarantor(SM) Withdrawal Benefit riders are not available with any Income Assurer Benefit(SM) rider. Be sure to discuss with your investment professional whether an Income Assurer Benefit(SM) rider is appropriate for your situation.


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60 RIVERSOURCE ENDEAVOR SELECT VARIABLE ANNUITY
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

HERE ARE SOME GENERAL TERMS THAT ARE USED TO DESCRIBE THE INCOME ASSURER BENEFIT(SM) RIDERS IN THE SECTIONS BELOW:

GUARANTEED INCOME BENEFIT BASE: The guaranteed income benefit base is the value that will be used to determine minimum annuity payouts when the rider is exercised. It is an amount we calculate, depending on the Income Assurer Benefit(SM) rider you choose, that establishes a benefit floor. When the benefit floor amount is greater than the contract value, there may be a higher annuitization payout than if you annuitized your contract without the Income Assurer Benefit(SM). Your annuitization payout will never be less than that provided by your contract value.

EXCLUDED INVESTMENT OPTIONS: These investment options are listed in your contract under contract data and will include the RiverSource Variable Portfolio - Cash Management and/or the one-year fixed account. Excluded investment options are not used in the calculation of this riders' variable account floor for the Income Assurer Benefit(SM) - 5% Accumulation Benefit Base and the Income Assurer Benefit(SM) - Greater of MAV or 5% Accumulation Benefit Base.

EXCLUDED PAYMENTS: These are purchase payments and any purchase payment credits, paid in the last five years before exercise of the benefit which we will exclude from the calculation of the guaranteed income benefit base whenever they equal $50,000 or more, or if they equal 25% or more of total purchase payments and purchase payment credits.

PROPORTIONATE ADJUSTMENTS FOR PARTIAL WITHDRAWALS: These are calculated as the product of (a) times (b) where:

(a) is the ratio of the amount of the partial withdrawal (including any withdrawal charges) to the contract value on the date of (but prior to) the partial withdrawal; and

(b)   is the benefit on the date of (but prior to) the partial withdrawal.

PROTECTED INVESTMENT OPTIONS: All investment options available under this contract that are not defined as excluded investment options under contract data are known as protected investment options for purposes of this rider and are used in the calculation of the variable account floor for the Income Assurer Benefit(SM) - 5% Accumulation Benefit Base and the Income Assurer Benefit(SM) - Greater of MAV or 5% Accumulation Benefit Base.

WAITING PERIOD: This rider can only be exercised after the expiration of a 10-year waiting period. The 10-year waiting period will be restarted if you elect to change the Portfolio Navigator model portfolio to one that causes the rider charge to increase more than 0.20% whenever the remaining waiting period just prior to the change is less than three years (see "Charges -- Income Assurer Benefit(SM)").

THE FOLLOWING ARE GENERAL PROVISIONS THAT APPLY TO EACH INCOME ASSURER BENEFIT(SM):

EXERCISING THE RIDER

Rider exercise conditions are:

o you may only exercise the Income Assurer Benefit(SM) rider within 30 days after any contract anniversary following the expiration of the waiting period;

o     the annuitant on the retirement date must be between 50 to 86 years old;
      and

o you can only take an annuity payment in one of the following annuity payout plans:

      Plan A -- Life Annuity - No Refund;

      Plan B -- Life Annuity with Ten or Twenty Years Certain;

      Plan D -- Joint and Last Survivor Life Annuity - No Refund;

             -- Joint and Last Survivor Life Annuity with Twenty Years
                Certain;or

      Plan E -- Twenty Years Certain.

After the expiration of the waiting period, the Income Assurer Benefit(SM) rider guarantees a minimum amount of fixed annuity lifetime income during annuitization or the option of variable annuity payouts with a guaranteed minimum initial payout or a combination of the two options.


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

If your contract value falls to zero as the result of adverse market performance or the deduction of fees and/or charges at any time, the contract and all its riders, including this rider, will terminate without value and no benefits will be paid on account of such termination. Exception: if you are still living, and the annuitant is between 50 and 86 years old, an amount equal to the guaranteed income benefit base will be paid to you under the annuity payout plan and frequency that you select, based upon the fixed or variable annuity payouts described above. The guaranteed income benefit base will be calculated and annuitization will occur at the following times.

o If the contract value falls to zero during the waiting period, the guaranteed income benefit base will be calculated and annuitization will occur on the valuation date after the expiration of the waiting period, or when the annuitant attains age 50 if later.

o If the contract value falls to zero after the waiting period, the guaranteed income benefit base will be calculated and annuitization will occur immediately, or when the annuitant attains age 50 if later.

Fixed annuity payouts under this rider will occur at the guaranteed annuity purchase rates based on the "2000 Individual Annuitant Mortality Table A" with 100% Projection Scale G and a 2.0% interest rate for contracts purchased on or after June 19, 2006.(1) These are the same rates used in Table B of the contract (see "The Annuity Payout Period -- Annuity Tables"). Your annuity payouts remain fixed for the lifetime of the annuity payout period.

(1) For all other contracts, the guaranteed annuity purchase rates are based on the "1983 Individual Annuitant Mortality Table A" with 100% Projection Scale G and a 2.0% interest rate.

First year variable annuity payouts are calculated in the same manner as fixed annuity payouts. Once calculated, your variable annuity payouts remain unchanged for the first year. After the first year, subsequent annuity payouts are variable and depend on the performance of the subaccounts you select. Variable annuity payouts after the first year are calculated using the following formula:

    Pt-1  (1 + i)
   -------------- = P(t)
        1.05

         P(t-1) = prior annuity payout

         P(t)   = current annuity payout

         i      = annualized subaccount performance

Each subsequent variable annuity payout could be more or less than the previous variable annuity payout if the subaccount investment performance is greater or less than the 3.5% assumed investment rate. If your subaccount performance equals 3.5%, your variable annuity payout will be unchanged from the previous variable annuity payout. If your subaccount performance is in excess of 3.5%, your variable annuity payout will increase from the previous variable annuity payout. If your subaccount investment performance is less than 3.5%, your variable annuity payout will decrease from the previous variable annuity payout.

TERMINATING THE RIDER

Rider termination conditions are:

o you may terminate the rider within 30 days following the first anniversary after the effective date of the rider;

o you may terminate the rider any time after the expiration of the waiting period;

o the rider will terminate on the date you make a full withdrawal from the contract, or annuitization begins, or on the date that a death benefit is payable; and

o the rider will terminate* on the contract anniversary after the annuitant's 86th birthday.

* The rider and annual fee terminate on the contract anniversary after the annuitant's 86th birthday, however, if you exercise the Income Assurer Benefit(SM) rider before this time, your benefits will continue according to the annuity payout plan you have selected.


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YOU MAY SELECT ONE OF THE INCOME ASSURER BENEFIT(SM) RIDERS DESCRIBED BELOW:

INCOME ASSURER BENEFIT(SM) - MAV

The guaranteed income benefit base for the Income Assurer Benefit(SM) - MAV is the greatest of these three values:

1.    contract value; or

2. the total purchase payments and any purchase payment credits made to the contract minus proportionate adjustments for partial withdrawals; or

3.    the Maximum Anniversary Value.

MAXIMUM ANNIVERSARY VALUE (MAV) -- is zero prior to the first contract anniversary after the effective date of the rider. On the first contract anniversary after the effective date of the rider, we set the MAV as the greater of these two values:

(a)   current contract value; or

(b) total payments and any purchase payment credits made to the contract minus proportionate adjustments for partial withdrawals.

Thereafter, we increase the MAV by any additional purchase payments and any purchase payment credits and reduce the MAV by proportionate adjustments for partial withdrawals. Every contract anniversary after that prior to the earlier of your or the annuitant's 81st birthday, we compare the MAV to the current contract value and we reset the MAV to the higher amount.

WHEN WE REFLECT EXCLUDED PAYMENTS IN THE CALCULATION OF THE GUARANTEED INCOME BENEFIT BASE, WE WILL CALCULATE THE GUARANTEED INCOME BENEFIT BASE AS THE GREATEST OF THESE THREE VALUES:

1.    contract value less the market value adjusted excluded payments; or

2. total purchase payments plus any purchase payment credits, less excluded payments, less proportionate adjustments for partial withdrawals; or

3.    the MAV, less market value adjusted excluded payments.

MARKET VALUE ADJUSTED EXCLUDED PAYMENTS are calculated as the sum of each excluded purchase payment and any purchase payment credit multiplied by the ratio of the current contract value over the estimated contract value on the anniversary prior to such purchase payment. The estimated contract value at such anniversary is calculated by assuming that payments, any credits, and partial withdrawals occurring in a contract year take place at the beginning of the year for that anniversary and every year after that to the current contract year.

INCOME ASSURER BENEFIT(SM) - 5% ACCUMULATION BENEFIT BASE

The guaranteed income benefit base for the Income Assurer Benefit - 5% Accumulation Benefit Base is the greatest of these three values:

1.    contract value; or

2. the total purchase payments and any purchase payment credits made to the contract minus proportionate adjustments for partial withdrawals; or

3.    the 5% variable account floor.

5% VARIABLE ACCOUNT FLOOR - is equal to the contract value in the excluded investment options plus the variable account floor.

The variable account floor is zero from the effective date of this rider and until the first contract anniversary after the effective date of this rider. On the first contract anniversary after the effective date of this rider the variable account floor is:

o the total purchase payments and any purchase payment credits made to the protected investment options; minus adjusted partial withdrawals and transfers from the protected investment options; plus

o an amount equal to 5% of your initial purchase payment and any purchase payment credit allocated to the protected investment options.

On any day after the first contract anniversary following the effective date of this rider, when you allocate additional purchase payments and any purchase payment credits to or withdraw or transfer amounts from the protected investment options, we adjust the variable account floor by adding the additional purchase payment and any purchase payment credit and subtracting adjusted withdrawals and adjusted transfers. On each subsequent contract anniversary after the first anniversary of the effective date of this rider, prior to the earlier of your or the annuitant's 81st birthday, we increase the variable account floor by adding the amount ("roll-up amount") equal to 5% of the prior contract anniversary's variable account floor.


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The amount of purchase payment and any purchase payment credits withdrawn from or transferred between the excluded investment options and the protected investment options is calculated as (a) times (b) where:

(a) is the amount of purchase payment and any purchase payment credits in the investment options being withdrawn or transferred on the date of but prior to the current withdrawal or transfer; and

(b) is the ratio of the amount of the transfer or withdrawal to the value in the investment options being withdrawn or transferred on the date of (but prior to) the current withdrawal or transfer.

The roll-up amount prior to the first anniversary is zero. Also, the roll-up amount on every anniversary after the earlier of your or the annuitant's 81st birthday is zero.

Adjusted withdrawals and adjusted transfers for the variable account floor are equal to the amount of the withdrawal or transfer from the protected investment options as long as the sum of the withdrawals and transfers from the protected investment options in a contract year do not exceed the roll-up amount from the prior contract anniversary.

If the current withdrawal or transfer from the protected investment options plus the sum of all prior withdrawals and transfers made from the protected investment options in the current policy year exceeds the roll-up amount from the prior contract anniversary we will calculate the adjusted withdrawal or adjusted transfer for the variable account floor as the result of (a) plus [(b) times (c)] where:

(a) is the roll-up amount from the prior contract anniversary less the sum of any withdrawals and transfers made from the protected investment options in the current policy year but prior to the current withdrawal or transfer. However, (a) can not be less than zero; and

(b) is the variable account floor on the date of (but prior to) the current withdrawal or transfer from the protected investment options less the value from (a); and

(c) is the ratio of [the amount of the current withdrawal (including any withdrawal charges) or transfer from the protected investment options less the value from (a)] to [the total in the protected investment options on the date of (but prior to) the current withdrawal or transfer from the protected investment options less the value from (a)].

This method is greater than a dollar-for-dollar reduction, and could potentially deplete the maximum benefit faster than a dollar-for-dollar reduction.

WHEN WE REFLECT EXCLUDED PAYMENTS IN THE CALCULATION OF THE GUARANTEED INCOME BENEFIT BASE, WE WILL CALCULATE THE GUARANTEED INCOME BENEFIT BASE AS THE GREATEST OF THESE THREE VALUES:

1. contract value less the market value adjusted excluded payments (described above); or

2. total purchase payments and any purchase payment credits, less excluded payments, less proportionate adjustments for partial withdrawals; or

3.    the 5% variable account floor, less 5% adjusted excluded payments.

5% ADJUSTED EXCLUDED PAYMENTS are calculated as the sum of each excluded payment and any credit accumulated at 5% for the number of full contract years they have been in the contract.

INCOME ASSURER BENEFIT(SM) - GREATER OF MAV OR 5% ACCUMULATION BENEFIT BASE

The guaranteed income benefit base for the Income Assurer Benefit(SM) - Greater of MAV or 5% Accumulation Benefit Base is the greatest of these four values:

1.    the contract value;

2. the total purchase payments and any purchase payment credits made to the contract minus proportionate adjustments for partial withdrawals;

3.    the MAV (described above); or

4.    the 5% variable account floor (described above).

WHEN WE REFLECT EXCLUDED PAYMENTS IN THE CALCULATION OF THE GUARANTEED INCOME BENEFIT BASE, WE WILL CALCULATE THE GUARANTEED INCOME BENEFIT BASE AS THE GREATEST OF:

1.    contract value less the market value adjusted excluded payments;

2. total purchase payments and any purchase payment credits, less excluded payments, less proportionate adjustments for partial withdrawals;

3.    the MAV, less market value adjusted excluded payments (described above);
      or

4. the 5% Variable Account Floor, less 5% adjusted excluded payments (described above).

For an example of how benefits under each Income Assurer Benefit(SM) is calculated, see Appendix J.


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64 RIVERSOURCE ENDEAVOR SELECT VARIABLE ANNUITY
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THE ANNUITY PAYOUT PERIOD

As owner of the contract, you have the right to decide how and to whom annuity payouts will be made starting at the retirement date. You may select one of the annuity payout plans outlined below, or we may mutually agree on other payout arrangements. We do not deduct any withdrawal charges under the payout plans listed below, except under annuity payout Plan E.

You also decide whether we will make annuity payouts on a fixed or variable basis, or a combination of fixed and variable. The amount available to purchase payouts under the plan you select is the contract value on your retirement date. If you select a variable annuity payout, we reserve the right to limit the number of subaccounts in which you may invest. The DCA fixed account is not available during this payout period.

AMOUNTS OF FIXED AND VARIABLE PAYOUTS DEPEND ON:

o     the annuity payout plan you select;

o     the annuitant's age and, in most cases, sex;

o     the annuity table in the contract; and

o     the amounts you allocated to the accounts at settlement.

In addition, for variable annuity payouts only, amounts depend on the investment performance of the subaccounts you select. These payouts will vary from month to month because the performance of the funds will fluctuate. (In the case of fixed annuities, payouts remain the same from month to month.)

For information with respect to transfers between accounts after annuity payouts begin (see "Making the Most of Your Contract -- Transfer policies").

ANNUITY TABLES

The annuity tables in your contract (Table A and Table B) show the amount of the monthly payouts for each $1,000 of contract value according to the age and, when applicable, the sex of the annuitant. (Where required by law, we will use a unisex table of settlement rates.)

Table A shows the amount of the first monthly variable annuity payout assuming that the contract value is invested at the beginning of the annuity payout period and earns a 3.5% rate of return, which is reinvested and helps to support future payouts. If you ask us at least 30 days before the retirement date, we will substitute an annuity table based on an assumed 5.0% investment rate (if your contract does not have a 5-year withdrawal charge schedule and a MAV Death Benefit) for the 3.5% Table A. The assumed investment rate affects both the amount of the first payout and the extent to which subsequent payouts increase or decrease. For example, annuity payouts will increase if the investment return is above the assumed investment rate and payouts will decrease if the return is below the assumed investment rate. Using a 3.5% assumed interest rate results in a lower initial payout, but later payouts will increase more quickly when annuity unit values rise and decrease more rapidly when they decline.

Table B shows the minimum amount of each fixed annuity payout. We declare current payout rates that we use in determining the actual amount of your fixed annuity payout. The current payout rates will equal or exceed the guaranteed payout rates shown in Table B. We will furnish these rates to you upon request.

ANNUITY PAYOUT PLANS

You may choose an annuity payout plan by giving us written instructions at least 30 days before contract values are used to purchase the payout plan. Generally, you may select one of the Plans A through E below or another plan agreed to by us. Some of the annuity payout plans may not be available if you have selected the Income Assurer Benefit(SM) rider.

o PLAN A - LIFE ANNUITY -- NO REFUND: We make monthly payouts until the annuitant's death. Payouts end with the last payout before the annuitant's death. We will not make any further payouts. This means that if the annuitant dies after we made only one monthly payout, we will not make any more payouts.

o PLAN B - LIFE ANNUITY WITH FIVE, TEN, 15 OR 20 YEARS CERTAIN (under the Income Assurer Benefit(SM) rider: you may select life annuity with ten or 20 years certain): We make monthly payouts for a guaranteed payout period of five, ten, 15 or 20 years that you elect. This election will determine the length of the payout period to the beneficiary if the annuitant should die before the elected period expires. We calculate the guaranteed payout period from the retirement date. If the annuitant outlives the elected guaranteed payout period, we will continue to make payouts until the annuitant's death.

o PLAN C - LIFE ANNUITY -- INSTALLMENT REFUND (not available under the Income Assurer Benefit(SM) rider): We make monthly payouts until the annuitant's death, with our guarantee that payouts will continue for some period of time. We will make payouts for at least the number of months determined by dividing the amount applied under this option by the first monthly payout, whether or not the annuitant is living.


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o     PLAN D

      - JOINT AND LAST SURVIVOR LIFE ANNUITY -- NO REFUND: We make monthly payouts while both the annuitant and a joint annuitant are living. If either annuitant dies, we will continue to make monthly payouts at the full amount until the death of the surviving annuitant. Payouts end with the death of the second annuitant.

      - JOINT AND LAST SURVIVOR LIFE ANNUITY WITH 20 YEARS CERTAIN: We make monthly annuity payouts during the lifetime of the annuitant and joint annuitant. When either the annuitant or joint annuitant dies, we will continue to make monthly payouts during the lifetime of the survivor. If the survivor dies before we have made payouts for 20 years, we continue to make payouts to the named beneficiary for the remainder of the 20-year period which begins when the first annuity payout is made.

o PLAN E - PAYOUTS FOR A SPECIFIED PERIOD: We make monthly payouts for a specific payout period of ten to 30 years that you elect (under the Income Assurer Benefit(SM) rider, you may elect a payout period of 20 years only). We will make payouts only for the number of years specified whether the annuitant is living or not. Depending on the selected time period, it is foreseeable that an annuitant can outlive the payout period selected. During the payout period, you can elect to have us determine the present value of any remaining variable payouts and pay it to you in a lump sum. (Exception: If you have an Income Assurer Benefit(SM) rider and elect this annuity payout plan based on the Guaranteed Income Benefit Base, a lump sum payout is unavailable.) We determine the present value of the remaining annuity payouts which are assumed to remain level at the initial payout. The discount rate we use in the calculation will vary between 6.00% and 7.85% depending on the mortality and expense risk charge and the applicable assumed investment rate. (See "Charges -- Withdrawal charge under Annuity Payout Plan E.") You can also take a portion of the discounted value once a year. If you do so, your monthly payouts will be reduced by the proportion of your withdrawal to the full discounted value. A 10% IRS penalty tax could apply if you take a withdrawal. (See "Taxes.").

o GUARANTOR WITHDRAWAL BENEFIT - ANNUITY PAYOUT OPTION (AVAILABLE ONLY UNDER CONTRACTS WITH THE GUARANTOR WITHDRAWAL BENEFIT FOR LIFE(SM) OR GUARANTOR(SM) WITHDRAWAL BENEFIT RIDER): The Guarantor(SM) Withdrawal Benefit fixed annuity payout option is an alternative to the above annuity payout plans. This option may not be available if the contract is a qualified annuity. For such contracts, this option will be available only if the guaranteed payment period is less than the life expectancy of the owner at the time the option becomes effective. Such life expectancy will be computed using a life expectancy table published by the IRS. Under this option, the amount payable each year will be equal to the remaining schedule of GBPs, but the total amount paid over the life of the annuity will not exceed the total RBA at the time you begin this fixed payout option (see "Optional Benefits -- Guarantor Withdrawal Benefit for Life Rider" or "Optional Benefits -- Guarantor(SM) Withdrawal Benefit Rider"). These annualized amounts will be paid in the frequency that you elect. The frequencies will be among those offered by us at the time but will be no less frequent than annually. If, at the death of the owner, total payouts have been made for less than the RBA, the remaining payouts will be paid to the beneficiary.

ANNUITY PAYOUT PLAN REQUIREMENTS FOR QUALIFIED ANNUITIES: If your contract is a qualified annuity, you must select a payout plan as of the retirement date set forth in your contract. You have the responsibility for electing a payout plan under your contract that complies with applicable law. Your contract describes your payout plan options. The options will meet certain IRS regulations governing RMDs if the payout plan meets the incidental distribution benefit requirements, if any, and the payouts are made:

o in equal or substantially equal payments over a period not longer than your life or over the joint life of you and your designated beneficiary; or

o in equal or substantially equal payments over a period not longer than your life expectancy, or over the joint life expectancy of you and your designated beneficiary; or

o over a period certain not longer than your life expectancy or over the joint life expectancy of you and your designated beneficiary.

IF WE DO NOT RECEIVE INSTRUCTIONS: You must give us written instructions for the annuity payouts at least 30 days before the annuitant's retirement date. If you do not, we will make payouts under Plan B, with 120 monthly payouts guaranteed.

IF MONTHLY PAYOUTS WOULD BE LESS THAN $20: We will calculate the amount of monthly payouts at the time the contract value is used to purchase a payout plan. If the calculations show that monthly payouts would be less than $20, we have the right to pay the contract value to the owner in a lump sum.

DEATH AFTER ANNUITY PAYOUTS BEGIN: If you or the annuitant die after annuity payouts begin, we will pay any amount payable to the beneficiary as provided in the annuity payout plan in effect.


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TAXES

Generally, under current law, your contract has a tax-deferral feature. This means any increase in the value of the one-year fixed account, the DCA fixed account and/or subaccounts in which you invest is taxable to you only when you receive a payout or withdrawal (see detailed discussion below). Any portion of the annuity payouts and any withdrawals you request that represent ordinary income normally are taxable. We will send you a tax information reporting form for any year in which we made a taxable distribution according to our records. Roth IRAs may grow and be distributed tax free if you meet certain distribution requirements. We will send you a tax information reporting form for any year in which we made a distribution according to our records.

NONQUALIFIED ANNUITIES

Tax law requires that all nonqualified deferred annuity contracts issued by the same company (and possibly its affiliates) to the same owner during a calendar year be taxed as a single, unified contract when you take distributions from any one of those contracts.

ANNUITY PAYOUTS: Generally, a portion of each payout will be ordinary income and subject to tax, and a portion of each payout will be considered a return of part of your investment and will not be taxed. Under Annuity Payout Plan A:
Life annuity - no refund, where the annuitant dies before your investment in the contract is fully recovered, the remaining portion of the unrecovered investment may be available as a federal income tax deduction to the owner for the last taxable year. Under all other annuity payout plans, where the annuity payouts end before your investment in the contract is fully recovered, the remaining portion of the unrecovered investment may be available as a federal income tax deduction to the taxpayer for the tax year in which the payouts end. (See "The Annuity Payout Period -- Annuity Payout Plans.") All amounts you receive after your investment in the contract is fully recovered will be subject to tax.

WITHDRAWALS: If you withdraw part of your nonqualified annuity before your annuity payouts begin, including withdrawals under the Guarantor Withdrawal Benefit for Life(SM) rider or the Guarantor(SM) Withdrawal Benefit rider, your withdrawal will be taxed to the extent that the contract value immediately before the withdrawal exceeds the investment in the contract.

If you withdraw all of your nonqualified annuity before annuity payouts begin, your withdrawal will be taxed to the extent that the withdrawal value immediately before the withdrawal exceeds the investment in the contract.

You also may have to pay a 10% IRS penalty for withdrawals of taxable income you make before reaching age 59 1/2 unless certain exceptions apply.

WITHHOLDING: If you receive taxable income as a result of an annuity payout or withdrawal, we may deduct withholding against the taxable income portion of the payment. Any withholding represents a prepayment of your tax due for the year. You take credit for these amounts on your annual income tax return. As long as you have provided us with a valid Social Security number or Taxpayer Identification Number, you can elect not to have any withholding occur.

If the payment is part of an annuity payout plan, we generally compute the amount of withholding using payroll tables. You may provide us with a statement of how many exemptions to use in calculating the withholding. If the distribution is any other type of payment (such as a partial or full withdrawal) we compute withholding using 10% of the taxable portion.

The withholding requirements differ if we deliver payment outside the United States and/or you are a non-resident alien.

Some states also may impose withholding requirements similar to the federal withholding described above. If this should be the case, we may deduct state withholding from the payment.

DEATH BENEFITS TO BENEFICIARIES: The death benefit under a nonqualified contract is not exempt from estate or income taxes. Any amount your beneficiary receives that represents deferred earnings within the contract is taxable as ordinary income to the beneficiary in the year he or she receives the payments.

ANNUITIES OWNED BY CORPORATIONS, PARTNERSHIPS OR TRUSTS: For nonqualified annuities, any annual increase in the value of annuities held by such entities (nonnatural persons) generally will be treated as ordinary income received during that year. However, if the trust was set up for the benefit of a natural person only, the income will generally remain tax-deferred.

PENALTIES: If you receive amounts from your nonqualified annuity before reaching age 59 1/2, you may have to pay a 10% IRS penalty on the amount includable in your ordinary income. However, this penalty will not apply to any amount received:

o because of your death or, in the event of non-natural ownership, the death of the annuitant;

o     because you become disabled (as defined in the Code);

o if the distribution is part of a series of substantially equal periodic payments, made at least annually, over your life or life expectancy (or joint lives or life expectancies of you and your beneficiary);

o     if it is allocable to an investment before Aug. 14, 1982; or

o     if annuity payouts begin before the first contract anniversary.


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TRANSFER OF OWNERSHIP: If you transfer a nonqualified annuity without receiving adequate consideration, the transfer is a gift and also may be treated as a withdrawal for federal income tax purposes. If the gift is a currently taxable event for income tax purposes, the original owner will be taxed on the amount of deferred earnings at the time of the transfer and also may be subject to the 10% IRS penalty discussed earlier. In this case, the new owner's investment in the contract will be the value of the contract at the time of the transfer. In general, this rule does not apply to transfers between spouses or former spouses. Please consult your tax advisor for further details.

COLLATERAL ASSIGNMENT: If you collaterally assign or pledge your contract, earnings on purchase payments you made after Aug. 13, 1982 will be taxed to you like a withdrawal and you may have to pay a 10% IRS penalty.

QUALIFIED ANNUITIES

Adverse tax consequences may result if you do not ensure that contributions, distributions and other transactions under the contract comply with the law. Qualified annuities have minimum distribution rules that govern the timing and amount of distributions. You should refer to your IRA disclosure statement, or consult a tax advisor for additional information about the distribution rules applicable to your situation.

When you use your contract to fund a retirement plan or IRA that is already tax-deferred under the Code, the contract will not provide any necessary or additional tax deferral. If your contract is used to fund an employer sponsored plan, your right to benefits may be subject to the terms and conditions of the plan regardless of the terms of the contract.

ANNUITY PAYOUTS: Under a qualified annuity, except a Roth IRA, the entire payout generally is includable as ordinary income and is subject to tax unless: (1) the contract is an IRA to which you made non-deductible contributions; or (2) you rolled after-tax dollars from a retirement plan into your IRA.

ANNUITY PAYOUTS FROM ROTH IRAS: In general, the entire payout from a Roth IRA can be free from income and penalty taxes if you have attained age 59 1/2 and meet the five year holding period.

WITHDRAWALS: Under a qualified annuity, except a Roth IRA, the entire withdrawal will generally be includable as ordinary income and is subject to tax unless: (1) the contract is an IRA to which you made non-deductible contributions; or (2) you rolled after-tax dollars from a retirement plan into your IRA.

WITHDRAWALS FROM ROTH IRAS: In general, the entire payout from a Roth IRA can be free from income and penalty taxes if you have attained age 59 1/2 and meet the five year holding period.

REQUIRED MINIMUM DISTRIBUTIONS: Retirement plans are subject to required withdrawals called required minimum distributions ("RMDs") beginning at age
70 1/2. In addition, a new tax regulation, effective for RMDs calculated in 2006 and after, may cause the RMDs for some contracts with certain death benefits and optional riders to increase. RMDs may reduce the value of certain death benefits and optional benefits. You should consult your tax advisor prior to making a purchase for an explanation of the potential tax implications to you.

WITHHOLDING FOR IRAS, ROTH IRAS AND SEPS: If you receive taxable income as a result of an annuity payout or a withdrawal, including withdrawals under the Guarantor Withdrawal Benefit for Life(SM) or the Guarantor(SM) Withdrawal Benefit rider, we may deduct withholding against the taxable income portion of the payment. Any withholding represents a prepayment of your tax due for the year. You take credit for these amounts on your annual income tax return. As long as you have provided us with a valid Social Security Number or Taxpayer Identification Number, you can elect not to have any withholding occur.

If the payment is part of an annuity payout plan, we generally compute the amount of withholding using payroll tables. You may provide us with a statement of how many exemptions to use in calculating the withholding. If the distribution is any other type of payment (such as a partial or full withdrawal) we compute withholding using 10% of the taxable portion.

The withholding requirements differ if we deliver payment outside the United States and/or you are a non-resident alien.

State withholding also may be imposed on taxable distributions.


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68 RIVERSOURCE ENDEAVOR SELECT VARIABLE ANNUITY
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

WITHHOLDING FOR ALL OTHER QUALIFIED ANNUITIES: If you receive directly all or part of the contract value from a qualified annuity (except an IRA, Roth IRA or SEP), mandatory 20% federal income tax withholding (and possibly state income tax withholding) generally will be imposed at the time the payout is made from the plan. Any withholding represents a prepayment of your tax due for the year. You take credit for these amounts on your annual income tax return. This mandatory withholding will not be imposed if:

o instead of receiving the distribution check, you elect to have the distribution rolled over directly to an IRA or another eligible plan;

o the payout is one in a series of substantially equal periodic payouts, made at least annually, over your life or life expectancy (or the joint lives or life expectancies of you and your designated beneficiary) or over a specified period of 10 years or more;

o     the payout is an RMD as defined under the Code;

o     the payout is made on account of an eligible hardship; or

o     the payout is a corrective distribution.

Payments made to a surviving spouse instead of being directly rolled over to an IRA also may be subject to mandatory 20% income tax withholding.

PENALTIES: If you receive amounts from your qualified annuity before reaching age 59 1/2, you may have to pay a 10% IRS penalty on the amount includable in your ordinary income. However, this penalty will not apply to any amount received:

o     because of your death;

o     because you become disabled (as defined in the Code);

o if the distribution is part of a series of substantially equal periodic payments made at least annually, over your life or life expectancy (or joint lives or life expectancies of you and your beneficiary);

o if the distribution is made following severance from employment during the calendar year in which you attain age 55 (TSAs only); or

o     to pay certain medical or education expenses (IRAs only).

DEATH BENEFITS TO BENEFICIARIES: The entire death benefit generally is taxable as ordinary income to the beneficiary in the year he/she receives the payments from the qualified annuity. If you made non-deductible contributions to a traditional IRA, the portion of any distribution from the contract represents after-tax contributions is not taxable as ordinary income to your beneficiary. You are responsible for keeping all records tracking your non-deductible contributions to an IRA. Death benefits under a Roth IRA generally are not taxable as ordinary income to the beneficiary if certain distribution requirements are met.

PURCHASE PAYMENT CREDITS: These are considered earnings and are taxed accordingly when withdrawn or paid out.

SPECIAL CONSIDERATIONS IF YOU SELECT THE MAV DEATH BENEFIT, ACCUMULATION PROTECTOR BENEFIT(SM), GUARANTOR WITHDRAWAL BENEFIT FOR LIFE(SM), GUARANTOR(SM) WITHDRAWAL BENEFIT, INCOME ASSURER BENEFIT(SM): As of the date of this prospectus, we believe that charges related to these riders are not subject to current taxation. Therefore, we will not report these charges as partial withdrawals from your contract. However, the IRS may determine that these charges should be treated as partial withdrawals subject to taxation to the extent of any gain as well as the 10% tax penalty for withdrawals before the age of 59 1/2, if applicable.

We reserve the right to report charges for these riders as partial withdrawals if we, as a withholding and reporting agent, believe that we are required to report them. In addition, we will report any benefits attributable to these riders on the death of you or the annuitant as an annuity death benefit distribution, not as proceeds from life insurance.

COLLATERAL ASSIGNMENT: You may not collaterally assign or pledge your qualified contract.

IMPORTANT: Our discussion of federal tax laws is based upon our understanding of current interpretations of these laws. Federal tax laws or current interpretations of them may change. For this reason and because tax consequences are complex and highly individual and cannot always be anticipated, you should consult a tax advisor if you have any questions about taxation of your contract.


RIVERSOURCE LIFE OF NY'S TAX STATUS: We are taxed as a life insurance company under the Code. For federal income tax purposes, the subaccounts are considered a part of our company, although their operations are treated separately in accounting and financial statements. Investment income is reinvested in the fund in which each subaccount invests and becomes part of that subaccount's value. This investment income, including realized capital gains, is not taxed to us, and therefore no charge is made against the subaccounts for federal income taxes. We reserve the right to make such a charge in the future if there is a change in the tax treatment of variable annuities.


TAX QUALIFICATION: We intend that the contract qualify as an annuity for federal income tax purposes. To that end, the provisions of the contract are to be interpreted to ensure or maintain such tax qualification, in spite of any other provisions of the contract. We reserve the right to amend the contract to reflect any clarifications that may be needed or are appropriate to maintain such qualification or to conform the contract to any applicable changes in the tax qualification requirements. We will send you a copy of any amendments.


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RIVERSOURCE ENDEAVOR SELECT VARIABLE ANNUITY
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

VOTING RIGHTS

As a contract owner with investments in the subaccounts, you may vote on important fund policies until annuity payouts begin. Once they begin, the person receiving them has voting rights. We will vote fund shares according to the instructions of the person with voting rights.

Before annuity payouts begin, the number of votes you have is determined by applying your percentage interest in each subaccount to the total number of votes allowed to the subaccount.

After annuity payouts begin, the number of votes you have is equal to:

o     the reserve held in each subaccount for your contract; divided by

o     the net asset value of one share of the applicable fund.

As we make annuity payouts, the reserve for the contract decreases; therefore, the number of votes also will decrease.

We calculate votes separately for each subaccount. We will send notice of shareholders' meetings, proxy materials and a statement of the number of votes to which the voter is entitled. We will vote shares for which we have not received instructions in the same proportion as the votes for which we received instructions. We also will vote the shares for which we have voting rights in the same proportion as the votes for which we received instructions.

SUBSTITUTION OF INVESTMENTS

We may substitute the funds in which the subaccounts invest if:

o     laws or regulations change;

o     the existing funds become unavailable; or

o     in our judgment, the funds no longer are suitable for the subaccounts.

If any of these situations occur, and if we believe it is in the best interest of persons having voting rights under the contract, we have the right to substitute a fund currently listed in this prospectus (existing fund) for another fund (new fund). The new fund may have higher fees and/or operating expenses than the existing fund. Also, the new fund may have investment objectives and policies and/or investment advisers which differ from the existing fund.

We may also:

o     add new subaccounts;

o     combine any two or more subaccounts;

o     transfer assets to and from the subaccounts or the variable account; and

o     eliminate or close any subaccounts.

We will notify you of any substitution or change. If we notify you that a subaccount will be eliminated or closed, you will have a certain period of time to tell us where to reallocate purchase payments or contract value currently allocated to that subaccount. If we do not receive your reallocation instructions by the due date, we automatically will reallocate to the subaccount investing in the RiverSource(SM) Variable Portfolio - Cash Management Fund. You may then transfer this reallocated amount in accordance with the transfer provisions of your contract (see "Transferring Between Accounts" above).

In the event of substitution or any of these changes, we may amend the contract and take whatever action is necessary and appropriate without your consent or approval. However, we will not make any substitution or change without the necessary approval of the SEC and state insurance departments.


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70 RIVERSOURCE ENDEAVOR SELECT VARIABLE ANNUITY
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

ABOUT THE SERVICE PROVIDERS

PRINCIPAL UNDERWRITER


RiverSource Distributors, Inc. serves as the principal underwriter for the contract. Its offices are located at 70100 Ameriprise Financial Center, Minneapolis, MN 55474. RiverSource Distributors is a wholly-owned subsidiary of Ameriprise Financial, Inc.


SALES OF THE CONTRACT


o Only securities broker-dealers ("selling firms") registered with the SEC members of the NASD may sell the contract.

o The contracts are continuously being offered to the public through authorized selling firms. We and RiverSource Distributors have a sales agreement with the selling firm. The sales agreement authorizes the selling firm to offer the contracts to the public. We agree to pay the selling firm (or an affiliated insurance agency) for contracts its investment professionals sell. The selling firm may be required to return sales commissions under certain circumstances including but not limited to when contracts are returned under the free look period.


PAYMENTS WE MAKE TO SELLING FIRMS

o We may use compensation plans which vary by selling firm. For example, some of these plans pay selling firms a commission of up to 5.25% each time a purchase payment is made. Other plans pay selling firms a smaller commission on purchase payments, and then pay on-going commissions ("trail commissions"). We may pay trail commissions of up to 0.40% of the contract value. We do not pay or withhold payment of trail commissions based on which investment options you select.

o We may pay selling firms a temporary additional sales commission of up to 1% of purchase payments for a period of time we select. For example, we may offer to pay a temporary additional sales commission to get selling firms to market a new or enhanced contract or to increase sales during the period.

o In addition to commissions, we may, in order to promote sales of the contracts, and as permitted by applicable laws and regulation, pay or provide selling firms with other promotional incentives in cash, credit or other compensation. We generally (but may not) offer these promotional incentives to all selling firms. The terms of such arrangements differ between selling firms. These promotional incentives may include but are not limited to:

      o sponsorship of marketing, educational, due diligence and compliance meetings and conferences we or the selling firm may conduct for investment professionals, including subsidy of travel, meal, lodging, entertainment and other expenses related to these meetings;

      o marketing support related to sales of the contract including for example, the creation of marketing materials, advertising and newsletters;

      o     providing service to contract owners; and

      o funding other events sponsored by a selling firm that may encourage the selling firm's investment professionals to sell the contract.

These promotional incentives or reimbursements may be calculated as a percentage of the selling firm's aggregate, net or anticipated sales and/or total assets attributable to sales of the contract, and/or may be a fixed dollar amount. As noted below this additional compensation may cause the selling firm and its investment professionals to favor the contracts.

SOURCES OF PAYMENTS TO SELLING FIRMS


We pay the commissions and other compensation described above from our assets. Our assets may include:


o revenues we receive from fees and expenses we charge contract owners. These fees and expenses include Contract Owner Transaction Expenses (withdrawal charges), Annual Variable Account Expenses (mortality and expense risk fees and variable account administrative charge) and Other Annual Expenses (annual contract administrative charge and fees for optional riders) (see "Expense Summary"); and

o compensation we or an affiliate receive from the underlying funds in the form of distribution and services fees (see "The Variable Account and the Funds -- The Funds"); and

o compensation we or an affiliate receive from a fund's investment adviser, subadviser, distributor or an affiliate of any of these (see "The Variable Account and the Funds -- The Funds"); and

o revenues we receive from other contracts we sell that are not securities and other businesses we conduct.


      You do not directly pay the commissions and other compensation described above as the result of a specific charge or deduction under the contract. However, you may pay part or all of the commissions and other compensation described above indirectly through:


      o fees and expenses we collect from contract owners, including withdrawal charges; and,

      o fees and expenses charged by the underlying funds in which you invest, to the extent we or one of our affiliates receive revenue from the funds or an affiliated person.


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RIVERSOURCE ENDEAVOR SELECT VARIABLE ANNUITY
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

POTENTIAL CONFLICTS OF INTEREST

Compensation Payment Arrangements with Selling Firms can potentially:

o give selling firms a heightened financial incentive to sell the contract offered in this prospectus over another investment with lower compensation to the selling firm.

o cause selling firms to encourage their investment professionals to sell you the contract offered in this prospectus instead of selling you other alternative investments that may result in lower compensation to the selling firm.

o cause selling firms to grant us access to its investment professionals to promote sales of the contract offered in this prospectus, while denying that access to other firms offering similar contracts or other alternative investments which may pay lower compensation to the selling firm.

PAYMENTS TO INVESTMENT PROFESSIONALS

o The selling firm pays its investment professionals. The selling firm decides the compensation and benefits it will pay its investment professionals.

o To inform yourself of any potential conflicts of interest, ask your investment professional before you buy, how the selling firm and its investment professional are being compensated and the amount of the compensation that each will receive if you buy the contract.

ISSUER


Effective Dec. 31, 2006, American Centurion Life Assurance Company (American Centurion Life), a stock life insurance company organized in 1969 under the laws of the state of New York, was merged into IDS Life Insurance Company of New York (IDS Life of New York), a stock life insurance company organized in 1972 under the laws of the state of New York. Upon the merger, IDS Life of New York, the surviving company, assumed legal ownership of all of the assets of American Centurion Life, including the variable account, and became directly liable for American Centurion Life's liabilities and obligations, including those with respect to the contract and the variable account. At the time of the merger, IDS Life of New York was renamed RiverSource Life of NY.

RiverSource Life of NY issues the contracts. We are located at 20 Madison Avenue Extension, Albany, NY 12203 and are a wholly-owned subsidiary of RiverSource Life Insurance Company which is a wholly-owned subsidiary of Ameriprise Financial, Inc.

We conduct a conventional life insurance business in the state of New York. Our primary products currently include fixed and variable annuity contracts and life insurance policies.

LEGAL PROCEEDINGS

The SEC, the National Association of Securities Dealers and several state authorities have brought proceedings challenging several mutual fund and variable product financial practices, generally including suitability, late trading, market timing, compensation and disclosure of revenue sharing arrangements. RiverSource Life of NY has received requests for information and has been contacted by regulatory authorities concerning its practices and is cooperating fully with these inquiries.

RiverSource Life of NY is involved in other proceedings concerning matters arising in connection with the conduct of its business activities. RiverSource Life of NY believes that it is not a party to, nor are any of its properties the subject of, any pending legal, arbitration or regulatory proceedings that would have a material adverse effect on its consolidated financial condition, results of operations or liquidity. However, it is possible that the outcome of any such proceedings could have a material adverse impact on results of operations in any particular reporting period as the proceedings are resolved.



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72 RIVERSOURCE ENDEAVOR SELECT VARIABLE ANNUITY
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

ADDITIONAL INFORMATION

AVAILABLE INFORMATION


This prospectus is part of a registration statement we file with the SEC. Additional information on RiverSource Life of NY and on this offering is available in the registration statement and other materials we file. You can obtain copies of these materials at the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You can obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. In addition to this prospectus, the SAI and information about the contract, information incorporated by reference is available on the EDGAR Database on the SEC's Internet site at (http://www.sec.gov).


INDEMNIFICATION

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (Securities Act) may be permitted to directors and officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.


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RIVERSOURCE ENDEAVOR SELECT VARIABLE ANNUITY
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

                                  APPENDICES

                  TABLE OF CONTENTS AND CROSS-REFERENCE TABLE

APPENDIX NAME                                                           PAGE #
Appendix A: Example -- Income Assurer Benefit(SM) Rider Fee              p. 75
Appendix B: Example -- Withdrawal Charges                                p. 76
Appendix C: Example -- Death Benefits                                    p. 79
Appendix D: Example -- Accumulation Protector Benefit(SM) Rider          p. 80
Appendix E: Example -- Guarantor Withdrawal Benefit for Life(SM) Rider   p. 82
Appendix F: Guarantor Withdrawal Benefit for Life(SM) Rider --
   Additional RMD Disclosure                                             p. 84
Appendix G: Guarantor(SM) Withdrawal Benefit                             p. 86

Appendix H: Guarantor(SM) Withdrawal Benefit Rider --
   Additional RMD Disclosure                                             p. 91
Appendix I: Example -- Guarantor(SM) Withdrawal Benefit Rider            p. 92
Appendix J: Example -- Income Assurer Benefit(SM) Riders                 p. 94
Appendix K: Condensed Financial Information (Unaudited)                  p. 99


CROSS-REFERENCE                                                         PAGE #
Charges -- Income Assurer Benefit(SM) Rider Fee                          p. 30
Charges -- Withdrawal Charges                                            p. 31
Benefits in Case of Death                                                p. 46
Optional Benefits -- Accumulation Protector Benefit(SM) Rider            p. 48
Optional Benefits -- Guarantor Withdrawal Benefit for Life(SM) Rider     p. 50
Optional Benefits -- Guarantor Withdrawal Benefit for Life(SM) Rider     p. 50
N/A
Appendix G                                                               p. 86
Appendix G                                                               p. 86
Optional Benefits -- Income Assurer Benefit(SM) Riders                   p. 60
Condensed Financial Information (Unaudited)                              p. 13

The purpose of these appendices is first to illustrate the operation of various contract features and riders; second, to provide additional disclosure regarding various contract features and riders; and lastly, to provide condensed financial history (unaudited) of the subaccounts.

In order to demonstrate the contract features and riders, an example may show hypothetical contract values. These contract values do not represent past or future performance. Actual contract values may be more or less than those shown and will depend on a number of factors, including but not limited to the investment experience of the subaccounts, DCA fixed account, and one-year fixed account and the fees and charges that apply to your contract.

The examples of death benefits and optional riders in appendices C through E and I through J include a partial withdrawal to illustrate the effect of a partial withdrawal on the particular benefit. These examples are intended to show how the optional riders operate, and do not take into account whether the rider is part of a qualified contract. Qualified contracts are subject to required minimum distributions at certain ages which may require you to take partial withdrawals from the contract (see "Taxes -- Qualified Annuities -- Required Minimum Distributions"). If you are considering the addition of certain death benefits and/or optional riders to a qualified contract, you should consult your tax advisor prior to making a purchase for an explanation of the potential tax implications to you.


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74 RIVERSOURCE ENDEAVOR SELECT VARIABLE ANNUITY
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

APPENDIX A: EXAMPLE -- INCOME ASSURER BENEFIT(SM) RIDER FEE

EXAMPLE -- INCOME ASSURER BENEFIT(SM) RIDER FEE

ASSUMPTIONS:

o You purchase the contract with a payment of $50,000 on Jan. 1, 2007 and allocate all of your payment to the protected investment options and make no transfers, add-ons or withdrawals; and

o on Jan. 1, 2008 (the first contract anniversary) your total contract value is $55,545; and

o on Jan. 1, 2009 (the second contract anniversary) your total contract value is $53,270.

WE WOULD CALCULATE THE GUARANTEED INCOME BENEFIT BASE FOR EACH INCOME ASSURER BENEFIT(SM) ON THE SECOND ANNIVERSARY AS FOLLOWS:

THE INCOME ASSURER BENEFIT(SM) - MAV GUARANTEED INCOME BENEFIT BASE IS THE GREATEST OF THE FOLLOWING VALUES:

   Purchase payments less adjusted partial withdrawals:                                              $50,000
   Contract value on the second anniversary:                                                         $53,270
   Maximum Anniversary Value:                                                                        $55,545
   ---------------------------------------------------------------------------------------------------------
   INCOME ASSURER BENEFIT(SM) - MAV GUARANTEED INCOME BENEFIT BASE                                   $55,545

THE INCOME ASSURER BENEFIT(SM) - 5% ACCUMULATION GUARANTEED INCOME BENEFIT BASE IS THE GREATEST OF THE FOLLOWING VALUES:

   Purchase payments less adjusted partial withdrawals:                                              $50,000
   Contract value on the second anniversary:                                                         $53,270
   5% Variable Account Floor = 1.05 x 1.05 x $50,000                                                 $55,125
   ---------------------------------------------------------------------------------------------------------
   INCOME ASSURER BENEFIT(SM) - 5% ACCUMULATION GUARANTEED INCOME BENEFIT BASE                       $55,125

THE INCOME ASSURER BENEFIT(SM) - GREATER OF MAV OR 5% ACCUMULATION GUARANTEED INCOME BENEFIT BASE IS THE GREATEST OF THE FOLLOWING VALUES:

   Purchase payments less adjusted partial withdrawals:                                              $50,000
   Contract value on the second anniversary:                                                         $53,270
   Maximum Anniversary Value:                                                                        $55,545
   5% Variable Account Floor = 1.05 x 1.05 x $50,000                                                 $55,125
   ---------------------------------------------------------------------------------------------------------
   INCOME ASSURER BENEFIT(SM) - GREATER OF MAV OR 5% ACCUMULATION GUARANTEED
      INCOME BENEFIT BASE                                                                            $55,545

THE INCOME ASSURER BENEFIT(SM) FEE DEDUCTED FROM YOUR CONTRACT VALUE WOULD BE:

INCOME ASSURER BENEFIT(SM) - MAV FEE =                                              .30% X $55,545 = $166.64
INCOME ASSURER BENEFIT(SM) - 5% ACCUMULATION BENEFIT BASE FEE =                     .60% X $55,125 = $330.75
INCOME ASSURER BENEFIT(SM) - GREATER OF MAV OR 5% ACCUMULATION BENEFIT BASE FEE =   .65% X $55,545 = $361.04


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RIVERSOURCE ENDEAVOR SELECT VARIABLE ANNUITY
- ISSUED BY RIVERSOURCE LIFE INSURANCE CO. OF NEW YORK - PROSPECTUS 75

APPENDIX B: EXAMPLE -- WITHDRAWAL CHARGES

For purposes of calculating any withdrawal charge, including the examples illustrated below, we treat amounts withdrawn from your contract value in the following order:

1.    First, in each contract year, we withdraw amounts totaling:

      o up to 10% of your prior anniversary's contract value or your contract's remaining benefit payment if you elected the Guarantor(SM) Withdrawal Benefit rider and your remaining benefit payment is greater than 10% of your prior anniversary's contract value. We do not assess a withdrawal charge on this amount.

      o up to 10% of your prior anniversary's contract value or the greater of your contract's remaining benefit payment or remaining annual lifetime payment if you elected the Guarantor Withdrawal Benefit for Life(SM) rider, and the greater of your RALP and your remaining benefit payment is greater than 10% of your prior anniversary's contract value. We do not assess a withdrawal charge on this amount.

2. Next, we withdraw contract earnings, if any, that are greater than the amount described in number one above. We do not assess a withdrawal charge on contract earnings.

3. Next we withdraw purchase payments received prior to the withdrawal charge period shown in your contract. We do not assess a withdrawal charge on these purchase payments.

4. Finally, if necessary, we withdraw purchase payments received that are still within the withdrawal charge period you selected and shown in your contract. We withdraw these payments on a "first-in, first-out" (FIFO) basis. We do assess a withdrawal charge on these payments.

After withdrawing earnings in numbers one and two above, we next withdraw enough additional contract value (ACV) to meet your requested withdrawal amount. If the amount described in number one above was greater than contract earnings prior to the withdrawal, the excess (XSF) will be excluded from the purchase payments being withdrawn that were received most recently when calculating the withdrawal charge. We determine the amount of purchase payments being withdrawn (PPW) in numbers three and four above as:

            PPW = XSF + (ACV - XSF) / (CV - TFA) X (PPNPW - XSF)

If the additional contract value withdrawn is less than XSF, then PPW will equal ACV.

We determine current contract earnings (CE) by looking at the entire contract value (CV), not the earnings of any particular subaccount, the one-year fixed account or the DCA fixed account. If the contract value is less than purchase payments received and not previously withdrawn (PPNPW) then contract earnings are zero.

The examples below show how the withdrawal charge for a full and partial withdrawal is calculated for a contract with a seven-year withdrawal charge schedule. Each example illustrates the amount of the withdrawal charge for both a contract that experiences gains and a contract that experiences losses, given the same set of assumptions.


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76 RIVERSOURCE ENDEAVOR SELECT VARIABLE ANNUITY
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

FULL WITHDRAWAL CHARGE CALCULATION -- SEVEN-YEAR WITHDRAWAL CHARGE SCHEDULE:

This is an example of how we calculate the withdrawal charge for a full withdrawal on a contract with a seven-year (from the date of EACH purchase payment) withdrawal charge schedule with the following history:

ASSUMPTIONS:

o     We receive a single $50,000 purchase payment on Jan. 1, 2007; and

o     the contract anniversary date is Jan. 1 each year; and

o you withdraw the contract for its total value on June 1, 2010, which is in the fourth year after you made the single purchase payment. The withdrawal charge percentage in the fourth year after a purchase payment is 7.0%; and

o     you have made no withdrawals prior to June 1, 2010.

WE WILL LOOK AT TWO SITUATIONS, ONE WHERE THE CONTRACT HAS A GAIN AND ANOTHER WHERE THERE IS A LOSS:
------------------------------------------------------------------------------

                                                                                   CONTRACT WITH GAIN   CONTRACT WITH LOSS
                                     Contract Value at time of full withdrawal:        $60,000.00           $ 40,000.00
                                           Contract Value on prior anniversary:         58,000.00             42,000.00
STEP 1.  First, we determine the amount of earnings available in the contract at the time of withdrawal as:

                                                        Current Contract Value:         60,000.00             40,000.00
                                   less purchase payment still in the contract:         50,000.00             50,000.00
                                                                                       ----------           -----------
                              Earnings in the contact (but not less than zero):         10,000.00                  0.00

STEP 2. Next, we determine the Total Free Amount (TFA) available in the contract as the greatest of the following values:

                                                      Earnings in the contract:         10,000.00                  0.00
                                 10% of the prior anniversary's Contract Value:          5,800.00              4,200.00
                                                                                       ----------           -----------
                                                                           TFA:         10,000.00              4,200.00

STEP 3. Now we can determine how much of the purchase payment is being withdrawn (PPW) as follows:

         PPW = XSF + (ACV - XSF) / (CV - TFA) X (PPNPW - XSF)

           XSF =  amount by which 10% of the prior anniversary's
                  contract value exceeds earnings                                            0.00              4,200.00
           ACV =  amount withdrawn in excess of earnings                                50,000.00             40,000.00
            CV =  total contract value just prior to current withdrawal                 60,000.00             40,000.00
           TFA =  from Step 2                                                           10,000.00              4,200.00
         PPNPW =  purchase payment not previously withdrawn                             50,000.00             50,000.00

STEP 4.  We then calculate the withdrawal charge as:

                                                                           PPW:         50,000.00             50,000.00
                                                                      less XSF:             (0.00)            (4,200.00)
                                                                                       ----------           -----------
                                  amount of PPW subject to a withdrawal charge:         50,000.00             45,800.00
                                      multiplied by the withdrawal charge rate:             x 7.0%                x 7.0%
                                                                                       ----------           -----------
                                                             withdrawal charge:          3,500.00              3,206.00

STEP 5. The value you will receive as a result of your full withdrawal is determined as:

                                                      Contract Value withdrawn:         60,000.00             40,000.00
                                                             WITHDRAWAL CHARGE:         (3,500.00)            (3,206.00)
                               Contract charge (assessed upon full withdrawal):            (40.00)               (40.00)
                                                                                       ----------           -----------

                                                  NET FULL WITHDRAWAL PROCEEDS:        $56,460.00           $ 36,754.00


------------------------------------------------------------------------------

RIVERSOURCE ENDEAVOR SELECT VARIABLE ANNUITY
- ISSUED BY RIVERSOURCE LIFE INSURANCE CO. OF NEW YORK - PROSPECTUS 77

PARTIAL WITHDRAWAL CHARGE CALCULATION -- SEVEN-YEAR WITHDRAWAL CHARGE
SCHEDULE:

This is an example of how we calculate the withdrawal charge for a partial withdrawal on a contract with a seven-year (from the date of EACH purchase payment) withdrawal charge schedule with the following history:

ASSUMPTIONS:

o     We receive a single $50,000 purchase payment on Jan. 1, 2007; and

o     the contract anniversary date is Jan. 1 each year; and

o you request a partial withdrawal of $15,000 on June 1, 2010, which is in the fourth year after you made the single purchase payment. The withdrawal charge percentage in the fourth year after a purchase payment is 7.0%; and

o     you have made no withdrawals prior to June 1, 2010.

WE WILL LOOK AT TWO SITUATIONS, ONE WHERE THE CONTRACT HAS A GAIN AND ANOTHER WHERE THERE IS A LOSS:
------------------------------------------------------------------------------

                                                                                   CONTRACT WITH GAIN   CONTRACT WITH LOSS
                                  Contract Value at time of partial withdrawal:        $60,000.00           $40,000.00
                                           Contract Value on prior anniversary:         58,000.00            42,000.00

STEP 1. First, we determine the amount of earnings available in the CONTRACT at the time of withdrawal as:

                                                        Current Contract Value:         60,000.00            40,000.00
                                   less purchase payment still in the contract:         50,000.00            50,000.00
                                                                                       ----------           ----------
                              Earnings in the contact (but not less than zero):         10,000.00                 0.00

STEP 2. Next, we determine the TFA available in the contract as the GREATEST of the following values:

                                                      Earnings in the contract:         10,000.00                 0.00
                                 10% of the prior anniversary's Contract Value:          5,800.00             4,200.00
                                                                                       ----------           ----------
                                                                           TFA:         10,000.00             4,200.00

STEP 3. Now we can determine how much of the purchase payment and PURCHASE payment credit is being withdrawn (PPW) as:

          PPW = XSF + (ACV - XSF) / (CV - TFA) X (PPNPW - XSF)

            XSF =  amount by which 10% of the prior anniversary's
                   contract value exceeds earnings                                           0.00             4,200.00
            ACV =  amount withdrawn in excess of earnings                                5,376.34            16,062.31
             CV =  total contract value just prior to current withdrawal                60,000.00            40,000.00
            TFA =  from Step 2                                                          10,000.00             4,200.00
          PPNPW =  purchase payment not previously withdrawn                            50,000.00            50,000.00

STEP 4.   We then calculate the withdrawal charge as:

                                                                           PPW:          5,376.34            19,375.80
                                                                      less XSF:             (0.00)           (4,200.00)
                                                                                       ----------           ----------
                                  amount of PPW subject to a withdrawal charge:          5,376.34            15,175.80
                                      multiplied by the withdrawal charge rate:             x 7.0%               x 7.0%
                                                                                       ----------           ----------
                                                             withdrawal charge:            376.34             1,062.31

STEP 5. The value you will receive as a result of your full withdrawal is determined as:

                                                      Contract Value withdrawn:         15,376.34            16,062.31
                                                             WITHDRAWAL CHARGE:           (376.34)           (1,062.31)
                                                                                       ----------           ----------

                                                  NET FULL WITHDRAWAL PROCEEDS:        $15,000.00           $15,000.00


------------------------------------------------------------------------------

78 RIVERSOURCE ENDEAVOR SELECT VARIABLE ANNUITY
- ISSUED BY RIVERSOURCE LIFE INSURANCE CO. OF NEW YORK - PROSPECTUS

APPENDIX C: EXAMPLE -- DEATH BENEFITS

EXAMPLE -- ROP DEATH BENEFIT

ASSUMPTIONS:

o     You purchase the contract with a payment of $20,000 on Jan. 1, 2007; and

o     on Jan. 1, 2008 you make an additional purchase payment of $5,000; and

o on April 1, 2008 the contract value falls to $22,000 and you take a $1,500 (including withdrawal charge) partial withdrawal; and

o     on April 1, 2009 the contract value grows to $23,000.

      WE CALCULATE THE ROP DEATH BENEFIT ON APRIL 1, 2009 AS FOLLOWS:

         Contract value at death:                                                 $23,000.00
                                                                                  ==========
         Purchase payments minus adjusted partial withdrawals:
            Total purchase payments:                                              $25,000.00
            minus adjusted partial withdrawals calculated as:

            $1,500 x $25,000                                                       -1,704.54
            ---------------- =                                                    ----------
                $22,000

            for a death benefit of:                                               $23,295.45
                                                                                  ==========

      THE ROP DEATH BENEFIT, CALCULATED AS THE GREATEST OF THESE TWO VALUES:                   $23,295.45

EXAMPLE -- MAV DEATH BENEFIT

ASSUMPTIONS:

o     You purchase the contract with a payment of $25,000 on Jan. 1, 2007; and

o on Jan. 1, 2008 (the first contract anniversary) the contract value grows to $26,000; and

o on April 1, 2008 the contract value falls to $22,000, at which point you take a $1,500 (including withdrawal charge) partial withdrawal, leaving a contract value of $20,500.

      WE CALCULATE THE MAV DEATH BENEFIT ON APRIL 1, 2008, WHICH IS BASED ON THE GREATER OF THREE VALUES, AS FOLLOWS:

      1. CONTRACT VALUE AT DEATH:                                                 $20,500.00
                                                                                  ==========
      2. PURCHASE PAYMENTS MINUS ADJUSTED PARTIAL WITHDRAWALS:
            Total purchase payments:                                              $25,000.00
            minus adjusted partial withdrawals, calculated as:

            $1,500 x $25,000                                                       -1,704.55
            ---------------- =                                                    ----------
                 $22,000

            for a death benefit of:                                               $23,295.45
                                                                                  ==========
      3. THE MAV IMMEDIATELY PRECEDING THE DATE OF DEATH:

            Greatest of your contract anniversary values:                         $26,000.00
            plus purchase payments made since the prior anniversary:                   +0.00
            minus the death benefit adjusted partial withdrawals,
               calculated as:

            $1,500 x $26,000                                                       -1,772.73
            ---------------- =                                                    ----------
                 $22,000

            for a death benefit of:                                               $24,227.27
                                                                                  ==========

      THE MAV DEATH BENEFIT, CALCULATED AS THE GREATEST OF THESE THREE VALUES,
         WHICH IS THE MAV:                                                                     $24,227.27
                                                                                               ----------


------------------------------------------------------------------------------

RIVERSOURCE ENDEAVOR SELECT VARIABLE ANNUITY
- ISSUED BY RIVERSOURCE LIFE INSURANCE CO. OF NEW YORK - PROSPECTUS 79

APPENDIX D: EXAMPLE -- ACCUMULATION PROTECTOR BENEFIT(SM) RIDER

AUTOMATIC STEP UP

This example shows increases in the Minimum Contract Accumulation Value (MCAV) in the second, third and seventh contract anniversaries. These increases occur because of the automatic step up feature of the rider. The automatic step up does not create contract value, guarantee the performance of any underlying fund in which a subaccount invests, or provide a benefit that can be withdrawn or paid upon death. Rather, the automatic step up is an interim calculation used to arrive at the final MCAV which determines whether a benefit will be paid under the rider on the benefit date.

ASSUMPTIONS:

o     You purchase a contract with a payment of $125,000 on Jan. 1, 2007; and

o     you make no additional purchase payments to the contract; and

o you take partial withdrawals from the contract on the fifth and eighth contract anniversaries in the amounts of $2,000 and $5,000, respectively; and

o contract values increase or decrease according to the hypothetical assumed net rate of return; and

o you do not exercise the elective step up option available under the rider; and

o     you do not change asset allocation models.

Based on these assumptions, the waiting period expires at the end of the 10th contract year. The rider then ends. On the benefit date, Jan. 1, 2017, the hypothetical assumed contract value is $108,118 and the MCAV is $136,513, so the contract value would be reset to equal the MCAV, or $136,513.

                                                             HYPOTHETICAL   HYPOTHETICAL
                   PURCHASE                  MCAV ADJUSTED     ASSUMED        ASSUMED
                  PAYMENTS &     PARTIAL        PARTIAL        NET RATE       CONTRACT
DATE                CREDITS    WITHDRAWALS     WITHDRAWAL     OF RETURN        VALUE           MCAV
Jan. 1, 2007      $  125,000     $   N/A        $   N/A           N/A        $ 125,000     $ 125,000
Jan. 1, 2008               0           0              0          12.0%         140,000       125,000
Jan. 1, 2009               0           0              0          15.0%         161,000       128,800(2)
Jan. 1, 2010               0           0              0           3.0%         165,830       132,664(2)
Jan. 1, 2011               0           0              0          -8.0%         152,564       132,664
Jan. 1, 2012               0       2,000          2,046         -15.0%         127,679       130,618
Jan. 1, 2013               0           0              0          20.0%         153,215       130,618
Jan. 1, 2014               0           0              0          15.0%         176,197       140,958(2)
Jan. 1, 2015               0       5,000          4,444         -10.0%         153,577       136,513
Jan. 1, 2016               0           0              0         -20.0%         122,862       136,513
JAN. 1, 2017(1)            0           0              0         -12.0%         108,118       136,513

(1)   The APB benefit date.

(2) These values indicate where the automatic step up feature increased the MCAV.

IMPORTANT INFORMATION ABOUT THIS EXAMPLE:

o If the actual rate of return during the waiting period causes the contract value to equal or exceed the MCAV on the benefit date, no benefit is paid under this rider.

o Even if a benefit is paid under the rider on the benefit date, contract value allocated to the variable account after the benefit date continues to vary with the market and may go up or go down.


------------------------------------------------------------------------------

80 RIVERSOURCE ENDEAVOR SELECT VARIABLE ANNUITY
- ISSUED BY RIVERSOURCE LIFE INSURANCE CO. OF NEW YORK - PROSPECTUS

ELECTIVE STEP UP

This example shows increases in the Minimum Contract Accumulation Value (MCAV) on the first, second, third and seventh contract anniversaries. These increases occur only if you exercise the elective step up option within 30 days following the contract anniversary. The contract value on the date we receive your written request to step up must be greater than the MCAV on that date. The elective step up does not create contract value, guarantee the performance of any underlying fund in which a subaccount invests, or provide a benefit that can be withdrawn or paid upon death. Rather, the elective step up is an interim calculation used to arrive at the final MCAV which determines whether a benefit will be paid under the rider on the benefit date.

ASSUMPTIONS:

o     You purchase a contract with a payment of $125,000 on Jan. 1, 2007; and

o     you make no additional purchase payments to the contract; and

o you take partial withdrawals from the contract on the fifth, eighth and thirteenth contract anniversaries in the amounts of $2,000, $5,000 and $7,500, respectively; and

o contract values increase or decrease according to the hypothetical assumed net rate of return; and

o the elective step up is exercised on the first, second, third and seventh contract anniversaries; and

o     you do not change model portfolios.

Based on these assumptions, the 10 year waiting period restarts each time you exercise the elective step up option (on the first, second, third and seventh contract anniversaries in this example). The waiting period expires at the end of the 10th contract year following the last exercise (Jan. 1, 2014 in this example) of the elective step up option. When the waiting period expires, the rider ends. On the benefit date, Jan. 1, 2024, the hypothetical assumed contract values is $99,198 and the MCAV is $160,117, so the contract value would be reset to equal the MCAV, or $160,117.

                     YEARS                                     MCAV      HYPOTHETICAL   HYPOTHETICAL
                  REMAINING IN    PURCHASE                   ADJUSTED      ASSUMED         ASSUMED
                  THE WAITING    PAYMENTS &     PARTIAL      PARTIAL       NET RATE       CONTRACT
DATE                 PERIOD       CREDITS     WITHDRAWALS   WITHDRAWAL    OF RETURN         VALUE          MCAV
Jan. 1, 2007          10         $  125,000     $   N/A      $    N/A         N/A        $ 125,000     $ 125,000
Jan. 1, 2008          10(2)               0           0             0        12.0%         140,000       140,000(3)
Jan. 1, 2009          10(2)               0           0             0        15.0%         161,000       161,000(3)
Jan. 1, 2010          10(2)               0           0             0         3.0%         165,830       165,830(3)
Jan. 1, 2011           9                  0           0             0        -8.0%         152,564       165,830
Jan. 1, 2012           8                  0       2,000         2,558       -15.0%         127,679       163,272
Jan. 1, 2013           7                  0           0             0        20.0%         153,215       163,272
Jan. 1, 2014          10(2)               0           0             0        15.0%         176,197       176,197(3)
Jan. 1, 2015           9                  0       5,000         5,556       -10.0%         153,577       170,642
Jan. 1, 2016           8                  0           0             0       -20.0%         122,862       170,642
Jan. 1, 2017           7                  0           0             0       -12.0%         108,118       170,642
Jan. 1, 2018           6                  0           0             0         3.0%         111,362       170,642
Jan. 1, 2019           5                  0           0             0         4.0%         115,817       170,642
Jan. 1, 2020           4                  0       7,500        10,524         5.0%         114,107       160,117
Jan. 1, 2021           3                  0           0             0         6.0%         120,954       160,117
Jan. 1, 2022           2                  0           0             0        -5.0%         114,906       160,117
Jan. 1, 2023           1                  0           0             0       -11.0%         102,266       160,117
JAN. 1, 2024(1)        0                  0           0             0        -3.0%          99,198       160,117

(1)   The APB benefit date.

(2)   The waiting period restarts when the elective step up is exercised.

(3) These values indicate when the elective step up feature increased the MCAV.

IMPORTANT INFORMATION ABOUT THIS EXAMPLE:

o If the actual rate of return during the waiting period causes the contract value to equal or exceed the MCAV on the benefit date, no benefit is paid under this rider.

o Exercising the elective step up provision may result in an increase in the charge that you pay for this rider.

o Even if a benefit is paid under the rider on the benefit date, contract value allocated to the variable account after the benefit date continues to vary with the market and may go up or go down.


------------------------------------------------------------------------------

RIVERSOURCE ENDEAVOR SELECT VARIABLE ANNUITY
- ISSUED BY RIVERSOURCE LIFE INSURANCE CO. OF NEW YORK - PROSPECTUS 81

APPENDIX E: EXAMPLE -- GUARANTOR WITHDRAWAL BENEFIT FOR LIFE(SM) RIDER

EXAMPLE #1: COVERED PERSON HAS NOT REACHED AGE 68 AT THE TIME THE CONTRACT AND RIDER ARE PURCHASED.

ASSUMPTIONS:

o     You purchase the contract on Jan. 1, 2007 with a payment of $100,000.

o You are the sole owner and also the annuitant. Your birthday is 10/1/1945.

o     You make no additional payments to the contract.

o You take partial withdrawals equal to the RBP on 6/1/2007, 6/1/2008, and 6/1/2015. You take a partial withdrawal equal to the RALP on 6/1/2014. You take a partial withdrawal greater than the RBP on 6/1/2016.

o Automatic annual step-ups are applied each anniversary when available, where the contract value is greater than the RBA and/or 6% of the contract value is greater than the ALP. Applied annual step-ups are indicated in BOLD.

                                       HYPOTHETICAL              BASIC WITHDRAWAL BENEFIT              LIFETIME WITHDRAWAL BENEFIT
                                         ASSUMED       --------------------------------------------    ---------------------------
           PURCHASE       PARTIAL        CONTRACT
DATE       PAYMENTS     WITHDRAWALS       VALUE           GBA          RBA         GBP        RBP           ALP        RALP
1/1/2007   $ 100,000     $    N/A       $ 100,000      $ 100,000    $ 100,000    $ 7,000    $ 7,000       $   N/A    $   N/A
6/1/2007           0        7,000          92,000        100,000       93,000      7,000          0           N/A        N/A
1/1/2008           0            0          91,000        100,000       93,000      7,000      7,000           N/A        N/A
6/1/2008           0        7,000          83,000        100,000       86,000      7,000          0           N/A        N/A
1/1/2009           0            0          81,000        100,000       86,000      7,000      7,000           N/A        N/A
1/1/2014           0            0          75,000        100,000       86,000      7,000      7,000         5,160(1)   5,160(1)
6/1/2014           0        5,160          70,000        100,000       80,840      7,000      1,840         5,160          0
1/1/2015           0            0          69,000        100,000       80,840      7,000      7,000         5,160      5,160
6/1/2015           0        7,000          62,000        100,000       73,840      7,000          0         3,720(2)       0
1/1/2016           0            0          70,000        100,000       73,840      7,000      7,000         4,200      4,200
6/1/2016           0       10,000          51,000         51,000(3)    51,000(3)   3,570          0         3,060(3)       0
1/1/2017           0            0          55,000         55,000       55,000      3,850      3,850         3,300      3,300

At this point, assuming no additional activity (step ups, excess withdrawals, purchase payments, spousal continuation or contract ownership change), you can continue to withdraw up to either the GBP of $3,850 each year until the RBA is reduced to zero, or the ALP of $3,300 each year until the later of your death or the RBA is reduced to zero.

(1) The ALP and RALP are established on the contract anniversary date following the date the covered person reaches age 68.

(2) The $7,000 withdrawal is greater than the $5,160 RALP allowed under the lifetime withdrawal benefit and therefore the excess withdrawal processing is applied to the ALP, resetting the ALP to the lesser of the prior ALP or 6% of the contract value following the withdrawal.

(3) The $10,000 withdrawal is greater than both the $7,000 RBP allowed under the basic withdrawal benefit and the $4,200 RALP allowed under the lifetime withdrawal benefit and therefore the excess withdrawal processing is applied to the GBA, RBA, and ALP. The GBA is reset to the lesser of the prior GBA or the contract value following the withdrawal.
      The RBA is reset to the lesser of the prior RBA less the withdrawal or the contract value following the withdrawal. The ALP is reset to the lesser of the prior ALP or 6% of the contract value following the withdrawal.


------------------------------------------------------------------------------

82 RIVERSOURCE ENDEAVOR SELECT VARIABLE ANNUITY
- ISSUED BY RIVERSOURCE LIFE INSURANCE CO. OF NEW YORK - PROSPECTUS

EXAMPLE #2: COVERED PERSON HAS REACHED 68 AT THE TIME THE CONTRACT AND RIDER ARE PURCHASED.

ASSUMPTIONS:

o     You purchase the contract on Jan. 1, 2007 with a payment of $100,000.

o You are the sole owner and also the annuitant. Your birthday is 10/1/1935.

o     You make no additional payments to the contract.

o You take a partial withdrawal equal to the RALP on 6/1/2010. You take a partial withdrawal equal to the RBP on 6/1/2011. You take a partial withdrawal greater than the RBP on 6/1/2012.

o Automatic annual step-ups are applied each anniversary when available, where the contract value is greater than the RBA and/or 6% of the contract value is greater than the ALP. Applied annual step-ups are indicated in BOLD.

                                       HYPOTHETICAL              BASIC WITHDRAWAL BENEFIT              LIFETIME WITHDRAWAL BENEFIT
                                         ASSUMED       ---------------------------------------------   ---------------------------
           PURCHASE        PARTIAL       CONTRACT
DATE       PAYMENTS      WITHDRAWALS       VALUE          GBA          RBA         GBP        RBP           ALP       RALP
1/1/2007   $ 100,000     $    N/A       $ 100,000      $ 100,000    $ 100,000    $ 7,000    $  7,000      $ 6,000    $ 6,000
1/1/2008           0            0         105,000        105,000      105,000      7,350       7,000(1)     6,300      6,000(1)
1/1/2009           0            0         110,000        110,000      110,000      7,700       7,000(1)     6,600      6,000(1)
1/1/2010           0            0         110,000        110,000      110,000      7,700       7,700(2)     6,600      6,600(2)
6/1/2010           0        6,600         110,000        110,000      103,400      7,700       1,100        6,600          0
1/1/2011           0            0         115,000        115,000      115,000      8,050       8,050        6,900      6,900
6/1/2011           0        8,050         116,000        115,000      106,950      8,050           0        6,900(3)       0
1/1/2012           0            0         120,000        120,000      120,000      8,400       8,400        7,200      7,200
6/1/2012           0       10,000         122,000        120,000(4)   110,000(4)   8,400           0        7,200(4)       0
1/1/2013           0            0         125,000        125,000      125,000      8,750       8,750        7,500      7,500

At this point, assuming no additional activity (step ups, excess withdrawals, purchase payments, spousal continuation or contract ownership change), you can continue to withdraw up to either the GBP of $8,750 each year until the RBA is reduced to zero, or the ALP of $7,500 each year until the later of your death or the RBA is reduced to zero.

(1) The annual step-up has not been applied to the RBP or RALP because any withdrawal after step up during the waiting period would reverse any prior step ups prior to determining if the withdrawal is excess.
      Therefore, during the waiting period, the RBP is the amount you can withdraw without incurring the GBA and RBA excess withdrawal processing, and the RALP is the amount you can withdraw without incurring the ALP excess withdrawal processing.

(2) On the third anniversary (after the end of the waiting period), the RBP and RALP are set equal to the GBP and ALP, respectively.

(3) The $8,050 withdrawal is greater than the $6,900 RALP allowed under the lifetime withdrawal benefit and therefore the excess withdrawal processing is applied to the ALP, resetting the ALP to the lesser of the prior ALP or 6% of the contract value following the withdrawal.

(4) The $10,000 withdrawal is greater than both the $8,400 RBP allowed under the basic withdrawal benefit and the $7,200 RALP allowed under the lifetime withdrawal benefit and therefore the excess withdrawal processing is applied to the GBA, RBA, and ALP. The GBA is reset to the lesser of the prior GBA or the contract value following the withdrawal.
      The RBA is reset to the lesser of the prior RBA less the withdrawal or the contract value following the withdrawal. The ALP is reset to the lesser of the prior ALP or 6% of the contract value following the withdrawal.


------------------------------------------------------------------------------

RIVERSOURCE ENDEAVOR SELECT VARIABLE ANNUITY
- ISSUED BY RIVERSOURCE LIFE INSURANCE CO. OF NEW YORK - PROSPECTUS 83

APPENDIX F: GUARANTOR WITHDRAWAL BENEFIT FOR LIFE(SM) RIDER -- ADDITIONAL RMD DISCLOSURE

This appendix describes our current administrative practice for determining the amount of withdrawals in any contract year which an owner may take under the Guarantor Withdrawal Benefit for Life(SM) rider to satisfy the RMD rules under 401(a)(9) of the Code without application of the excess withdrawal procedures described in the rider. We reserve the right to discontinue this administrative practice at any time upon 30 days' written notice to you.

For owners subject to RMD rules under Section 401(a)(9) amounts you withdraw to satisfy these rules will not prompt excess withdrawal processing, subject to the following rules:

(1) If on the date we calculated your Annual Life Expectancy Required Minimum Distribution Amount (ALERMDA), it is greater than the RBP from the beginning of the current contract year,

      o Basic Additional Benefit Amount (BABA) will be set equal to that portion of your ALERMDA that exceeds the RBP from the beginning of the current contract year.

      o Any withdrawals taken in a contract year will count first against and reduce the RBP for that contract year.

      o Once the RBP for the current contract year has been depleted, any additional amounts withdrawn will count against and reduce the BABA. These withdrawals will not be considered excess withdrawals with regard to the GBA and RBA as long as they do not exceed the remaining BABA.

      o Once the BABA has been depleted, any additional withdrawal amounts will be considered excess withdrawals with regard to the GBA and RBA and will subject them all to the excess withdrawal processing described in the Guarantor Withdrawal Benefit for Life(SM) rider.

(2) If on the date we calculated your ALERMDA, it is greater than the RALP from the beginning of the current Contract Year,

      o A Lifetime Additional Benefit Amount (LABA) will be set equal to that portion of your ALERMDA that exceeds the RALP from the beginning of the current contract year.

      o Any withdrawals taken in a contract year will count first against and reduce the RALP for that contract year.

      o Once the RALP for the current contract year has been depleted, any additional amounts withdrawn will count against and reduce the LABA. These withdrawals will not be considered excess withdrawals with regard to the ALP as long as they do not exceed the remaining LABA.

      o Once the LABA has been depleted, any additional withdrawal amounts will be considered excess withdrawals with regard to the ALP and will subject the ALP to the excess withdrawal processing described by the Guarantor Withdrawal Benefit for Life(SM) rider.

(3) If the ALP is established on a policy anniversary where your current ALERMDA is greater than the new RALP,

      o An initial LABA will be set equal to that portion of your ALERMDA that exceeds the new RALP.

      o This new LABA will be immediately reduced by the amount that total withdrawals in the current calendar year exceed the new RALP, but shall not be reduced to less than zero.

The Annual Life Expectancy Required Minimum Distribution Amount (ALERMDA) is:

(1)   determined by us each calendar year;

(2) based solely on the value of the contract to which the Guarantor(SM) Withdrawal Benefit for Life(SM) rider is attached as of the date we make the determination; and

(3) based on the company's understanding and interpretation of the requirements for life expectancy distributions intended to satisfy the required minimum distribution rules under Code Section 401(a)(9) and the Treasury Regulations promulgated thereunder, as applicable on the effective date of this prospectus, to:

            1.    an individual retirement annuity (Section 408(b));

            2.    a Roth individual retirement account (Section 408A);

            3.    a Simplified Employee Pension plan (Section 408(k));

            4.    a tax-sheltered annuity rollover (Section 403(b)).


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In the future, the requirements under the Code for such distributions may change and the life expectancy amount calculation provided under your Guarantor Withdrawal Benefit for Life(SM) rider may not be sufficient to satisfy the requirements under the Code for these types of distributions. In such a situation, amounts withdrawn to satisfy such distribution requirements will exceed your available RBP or RALP amount and may result in the reduction of your GBA, RBA, and/or ALP as described under the excess withdrawal provision of the rider.

In cases where the Code does not allow the life expectancy of a natural person to be used to calculate the required minimum distribution amount (e.g., ownership by a trust or a charity), we will calculate the life expectancy RMD amount calculated by us as zero in all years. The life expectancy required minimum distribution amount calculated by us will also equal zero in all years.


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APPENDIX G: GUARANTOR(SM) WITHDRAWAL BENEFIT

GUARANTOR(SM) WITHDRAWAL BENEFIT RIDER

The Guarantor(SM) Withdrawal Benefit rider is an optional benefit that you may select for an additional annual charge if:

o you purchase your contract on or after Oct. 3, 2005 and prior to June 19, 2006(1); and

o you and the annuitant are 79 or younger on the date the contract is issued.

You must elect the Guarantor(SM) Withdrawal Benefit rider when you purchase your contract (original rider). This benefit may not be available in your state. The original rider you receive at contract issue offers an elective annual step-up and any withdrawal after a step up during the first three years is considered an excess withdrawal, as described below. The rider effective date of the original rider is the contract issue date.

We will offer you the option of replacing the original rider with a new Guarantor(SM) Withdrawal Benefit (enhanced rider), if available in your state. The enhanced rider offers an automatic annual step-up and a withdrawal after a step up during the first three years is not necessarily an excess withdrawal, as described below. The effective date of the enhanced rider will be the contract issue date except for the automatic step-up which will apply to contract anniversaries that occur after you accept the enhanced rider. The descriptions below apply to both the original and enhanced riders unless otherwise noted.

The Guarantor(SM) Withdrawal Benefit initially provides a guaranteed minimum withdrawal benefit that gives you the right to take limited partial withdrawals in each contract year that over time will total an amount equal to your purchase payments plus any purchase payment credits. Certain withdrawals and step ups, as described below, can cause the initial guaranteed withdrawal benefit to change. The guarantee remains in effect if your partial withdrawals in a contract year do not exceed the allowed amount. As long as your withdrawals in each contract year do not exceed the allowed amount, you will not be assessed a withdrawal charge. Under the original rider, the allowed amount is the Guaranteed Benefit Payment (GBP - the amount you may withdraw under the terms of the rider in each contract year, subject to certain restrictions prior to the third contract anniversary, as described below). Under the enhanced rider, the allowed amount is equal to 7% of purchase payments and purchase payment credits for the first three years, and the GBP in all other years.

If you withdraw an amount greater than the allowed amount in a contract year, we call this an "excess withdrawal" under the rider.
If you make an excess withdrawal under the rider:

o withdrawal charges, if applicable, will apply only to the amount of the withdrawal that exceeds the allowed amount;

o     the guaranteed benefit amount will be adjusted as described below; and

o     the remaining benefit amount will be adjusted as described below.

For a partial withdrawal that is subject to a withdrawal charge, the amount we actually deduct from your contract value will be the amount you request plus any applicable withdrawal charge (see "Charges --Withdrawal Charge"). Market value adjustments, if applicable, will also be made (see "Guarantee Period Accounts (GPAs) -- Market Value Adjustment"). We pay you the amount you request. Any partial withdrawals you take under the contract will reduce the value of the death benefits (see "Benefits in Case of Death"). Upon full withdrawal of the contract, you will receive the remaining contract value less any applicable charges (see "Withdrawals").

(1) This rider is no longer available for purchase. See the Guarantor Withdrawal Benefit for Life(SM) section in this prospectus for information about the currently offered version of this benefit. See the rider attached to your contract for the actual terms of the benefit you purchased.

Once elected, the Guarantor(SM) Withdrawal Benefit rider may not be cancelled and the fee will continue to be deducted until the contract is terminated, the contract value reduces to zero (described below) or annuity payouts begin. If you select the Guarantor(SM) Withdrawal Benefit rider, you may not select an Income Assurer Benefit(SM) rider or the Accumulation Protector Benefit(SM) rider. If you exercise the annual step up election (see "Elective Step Up" and "Annual Step Up" below), the special spousal continuation step up election (see "Spousal Continuation and Special Spousal Continuation Step Up" below) or change your Portfolio Navigator model portfolio, the rider charge may change (see "Charges").

You should consider whether the Guarantor(SM) Withdrawal Benefit is appropriate for you because:

o USE OF PORTFOLIO NAVIGATOR ASSET ALLOCATION PROGRAM REQUIRED: You must participate in the Portfolio Navigator program if you purchase a contract on or after June 19, 2006 with this rider (see "Making the Most of Your Contract -- Portfolio Navigator Asset Allocation Program"). If you selected this Guarantor(SM) Withdrawal Benefit rider before June 19, 2006, you must participate in the asset allocation program (see "Making the Most of Your Contract -- Asset Allocation Program"), however, you may elect to participate in the Portfolio Navigator program after June 19, 2006. The Portfolio Navigator program and the asset allocation program limit your choice of subaccounts and the one-year fixed account to those that are in the model portfolio you select. This means you will not be able to allocate contract value to all of the subaccounts or the one-year fixed account that are available under the contract to contract owners who do not elect this rider. (See "Making the Most of Your Contract -- Asset Allocation Program and Portfolio Navigator Asset
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o     TAX CONSIDERATIONS FOR NON-QUALIFIED ANNUITIES: Withdrawals before age
      59 1/2 may incur a 10% IRS early withdrawal penalty and may be considered taxable income;

o TAX CONSIDERATIONS FOR QUALIFIED ANNUITIES: Qualified annuities have minimum distribution rules that govern the timing and amount of distributions from the annuity contract (see "Taxes -- Qualified Annuities -- Required Minimum Distributions"). If you have a qualified annuity, you may need to take an RMD. If you make a withdrawal in any contract year to satisfy an RMD, this may constitute an excess withdrawal, as defined below, and the excess withdrawal procedures described below will apply. Under the terms of the enhanced rider, we allow you to satisfy the RMD based on the life expectancy RMD for your contract and the requirements of the Code and regulations in effect when you purchase your contract, without the withdrawal being treated as an excess withdrawal. It is our current administrative practice to make the same accommodation under the original rider, however, we reserve the right to discontinue our administrative practice and will give you 30 days' written notice of any such change. See Appendix I for additional information. You should consult your tax advisor before you select this optional rider if you have any questions about the use of this rider in your tax situation;

o LIMITATIONS ON TSAS: Your right to take withdrawals is restricted if your contract is a TSA (see "TSA -- Special Withdrawal Provisions"). Therefore, the Guarantor(SM) Withdrawal Benefit rider may be of limited value to you. You should consult your tax advisor before you select this optional rider if you have any questions about the use of this rider in your tax situation;

o LIMITATIONS ON PURCHASE PAYMENTS: We limit the cumulative amount of additional purchase payments to $100,000.

o INTERACTION WITH THE TOTAL FREE AMOUNT (TFA) CONTRACT PROVISION: The TFA is the amount you are allowed to withdraw in each contract year without incurring a withdrawal charge (see "Charges -- Withdrawal Charge"). The TFA may be greater than GBP under this rider. Any amount you withdraw in a contract year under the contract's TFA provision that exceeds the GBP is subject to the excess withdrawal procedures for the GBA and RBA described below.

THE TERMS "GUARANTEED BENEFIT AMOUNT" AND "REMAINING BENEFIT AMOUNT" ARE DESCRIBED BELOW. EACH IS USED IN THE OPERATION OF THE GBP, THE RBP, THE ELECTIVE STEP UP, THE ANNUAL STEP UP, THE SPECIAL SPOUSAL CONTINUATION STEP UP AND THE GUARANTOR(SM) WITHDRAWAL BENEFIT ANNUITY PAYOUT OPTION.

GUARANTEED BENEFIT AMOUNT

The Guaranteed Benefit Amount (GBA) is equal to the initial purchase payment, plus any purchase payment credits, adjusted for subsequent purchase payments, any purchase payment credits, partial withdrawals in excess of the GBP, and step ups. The maximum GBA is $5,000,000.

The GBA is determined at the following times:

o At contract issue -- the GBA is equal to the initial purchase payment, plus any purchase payment credit;

o When you make additional purchase payments -- each additional purchase payment plus any purchase payment credit has its own GBA equal to the amount of the purchase payment plus any purchase payment credit. The total GBA when an additional purchase payment and purchase payment credit are added is the sum of the individual GBAs immediately prior to the receipt of the additional purchase payment, plus the GBA associated with the additional purchase payment;

o At step up -- (see "Elective Step Up" and "Annual Step Up" headings below).

o     When you make a partial withdrawal:

      a) and all of your withdrawals in the current contract year, including the current withdrawal, are less than or equal to the GBP -- the GBA remains unchanged. Note that if the partial withdrawal is taken during the first three years, the GBA and the GBP are calculated after the reversal of any prior step ups;

      b) and all of your withdrawals in the current contract year, including the current withdrawal, are greater than the GBP -- THE FOLLOWING EXCESS WITHDRAWAL PROCEDURE WILL BE APPLIED TO THE GBA. Note that if the partial withdrawal is taken during the first three years, the GBA and the GBP are calculated after the reversal of any prior step ups;

      c) under the original rider in a contract year after a step up but before the third contract anniversary -- THE FOLLOWING EXCESS WITHDRAWAL PROCEDURE WILL BE APPLIED TO THE GBA. Note that if the partial withdrawal is taken during the first three years, the GBA and the GBP are calculated after the reversal of any prior step ups;

GBA EXCESS WITHDRAWAL PROCEDURE

The total GBA will automatically be reset to the lesser of (a) the total GBA immediately prior to the withdrawal; or (b) the contract value immediately following the withdrawal. If there have been multiple purchase payments, each payment's GBA after the withdrawal will be reset to equal that payment's RBA after the withdrawal plus (a) times (b), where:

(a) is the ratio of the total GBA after the withdrawal less the total RBA after the withdrawal to the total GBA before the withdrawal less the total RBA after the withdrawal; and

(b) is each payment's GBA before the withdrawal less that payment's RBA after the withdrawal.



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REMAINING BENEFIT AMOUNT

The remaining benefit amount (RBA) at any point is the total guaranteed amount available for future partial withdrawals. The maximum RBA is $5,000,000.

The RBA is determined at the following times:

o At contract issue -- the RBA is equal to the initial purchase payment plus any purchase payment credit;

o When you make additional purchase payments -- each additional purchase payment plus any purchase payment credit has its own RBA equal to the amount of the purchase payment plus any purchase payment credit. The total RBA when an additional purchase payment and purchase payment credit are added is the sum of the individual RBAs immediately prior to the receipt of the additional purchase payment, plus the RBA associated with the additional payment;

o At step up -- (see "Elective Step Up" and "Annual Step Up" headings below).

o     When you make a partial withdrawal:

      a) and all of your withdrawals in the current contract year, including the current withdrawal, are less than or equal to the GBP -- the RBA becomes the RBA immediately prior to the partial withdrawal, less the partial withdrawal. Note that if the partial withdrawal is taken during the first three years, the RBA and the GBP are calculated after the reversal of any prior step ups;

      b) and all of your withdrawals in the current contract year, including the current withdrawal, are greater than the GBP -- THE FOLLOWING EXCESS WITHDRAWAL PROCEDURE WILL BE APPLIED TO THE RBA. Note that if the partial withdrawal is taken during the first three years, the RBA and the GBP are calculated after the reversal of any prior step ups;

      c) under the original rider after a step up but before the third contract anniversary -- THE FOLLOWING EXCESS WITHDRAWAL PROCEDURE WILL BE APPLIED TO THE RBA. Note that if the partial withdrawal is taken during the first three years, the RBA and the GBP are calculated after the reversal of any prior step ups;

RBA EXCESS WITHDRAWAL PROCEDURE

The RBA will automatically be reset to the lesser of (a) the contract value immediately following the withdrawal, or (b) the RBA immediately prior to the withdrawal, less the amount of the withdrawal.

If there have been multiple purchase payments, any reduction of the RBA will be taken out of each payment's RBA in the following manner:

The withdrawal amount up to the remaining benefit payment (defined below) is taken out of each RBA bucket in proportion to its remaining benefit payment at the time of the withdrawal; and the withdrawal amount above the remaining benefit payment and any amount determined by the excess withdrawal procedure are taken out of each RBA bucket in proportion to its RBA at the time of the withdrawal.

GUARANTEED BENEFIT PAYMENT

Under the original rider, the GBP is the amount you may withdraw under the terms of the rider in each contract year, subject to certain restrictions prior to the third anniversary (see "Elective Step Up" above). The GBP is equal to 7% of the GBA.

Under the enhanced rider, the GBP is the withdrawal amount that you are entitled to take each contract year after the third anniversary until the RBA is depleted. The GBP is the lesser of (a) 7% of the GBA; or (b) the RBA.

Under both the original and enhanced riders, if you withdraw less than the GBP in a contract year, there is no carry over to the next contract year.

REMAINING BENEFIT PAYMENT

Under the original rider, at the beginning of each contract year, the remaining benefit payment (RBP) is set as the lesser of (a) the GBP, or (b) the RBA.

Under the enhanced rider, at the beginning of each contract year, during the first three years and prior to any withdrawal, the RBP for each purchase payment is set equal to that purchase payment plus any purchase payment credit, multiplied by 7%. At the beginning of any other contract year, each individual RBP is set equal to each individual GBP.

Each additional purchase payment has its own RBP established equal to that payment's GBP. The total RBP is equal to the sum of the individual RBPs.

Whenever a partial withdrawal is made, the RBP equals the RBP immediately prior to the partial withdrawal less the amount of the partial withdrawal, but not less than zero.



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ELECTIVE STEP UP (UNDER THE ORIGINAL RIDER ONLY)

You have the option to increase the RBA, the GBA, the GBP and the RBP beginning with the first contract anniversary. An annual elective step up option is available for 30 days after the contract anniversary. The elective step up option allows you to step up the remaining benefit amount and guaranteed benefit amount to the contract value on the valuation date we receive your written request to step up.

The elective step up is subject to the following rules:

o If you do not take any withdrawals during the first three contract years, you may step up annually beginning with the first contract anniversary;

o If you take any withdrawals during the first three contract years, the annual elective step up will not be available until the third contract anniversary;

o If you step up on the first or second contract anniversary but then take a withdrawal prior to the third contract anniversary, you will lose any prior step ups and the withdrawal will be considered an excess withdrawal subject to the GBA and RBA excess withdrawal procedures discussed under the "Guaranteed Benefit Amount" and "Remaining Benefit Amount" headings above; and

o You may take withdrawals on or after the third contract anniversary without reversal of previous step ups.

You may only step up if your contract value on the valuation date we receive your written request to step up is greater than the RBA. The elective step up will be determined as follows:

o The effective date of the elective step up is the valuation date we receive your written request to step up.

o The RBA will be increased to an amount equal to the contract value on the valuation date we receive your written request to step up.

o The GBA will be increased to an amount equal to the greater of (a) the GBA immediately prior to the elective step up; or (b) the contract value on the valuation date we receive your written request to step up.

o The GBP will be increased to an amount equal to the greater of (a) the GBP immediately prior to the elective step up; or (b) 7% of the GBA after the elective step up.

o The RBP will be increased to the lesser of (a) the RBA after the elective step up; or (b) the GBP after the elective step up less any withdrawals made during that contract year.

You may elect a step up only once each contract year within 30 days after the contract anniversary. Once a step up has been elected, another step up may not be elected until the next contract anniversary.

ANNUAL STEP UP (UNDER THE ENHANCED RIDER ONLY)

Beginning with the first contract anniversary after you accept the enhanced rider, an increase of the RBA, the GBA, the GBP and the RBP may be available. A step up does not create contract value, guarantee performance of any investment options, or provide a benefit that can be withdrawn or paid upon death. Rather, a step up determines the current values of the GBA, RBA, GBP, and RBP, and may extend the payment period or increase allowable payment.

The annual step up is subject to the following rules:

o The annual step up is available when the RBA would increase on the step up date. The applicable step up date depends on whether the annual step up is applied on an automatic or elective basis.

o If the application of the step does not increase the rider charge, the annual step up will be automatically applied to your contract and the step up date is the contract anniversary date.

o If the application of the step up would increase the rider charge, the annual step up is not automatically applied. Instead, you have the option to step up for 30 days after the contract anniversary. If you exercise the elective annual step up option, you will pay the rider charge in effect on the step up date. If you wish to exercise the elective annual step up option, we must receive a request from you or your investment professional. The step up date is the date we receive your request to step up. If your request is received after the close of business, the step up date will be the next valuation day.

o     Only one step up is allowed each contract year.

o If you take any withdrawals during the first three contract years, any previously applied step ups will be reversed and the annual step up will not be available until the third contract anniversary;

o You may take withdrawals on or after the third contract anniversary without reversal of previous step ups.



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The annual step up will be determined as follows:

o The RBA will be increased to an amount equal to the contract value on the step up date.

o The GBA will be increased to an amount equal to the greater of (a) the GBA immediately prior to the annual step up; or (b) the contract value on the step up date.

o The GBP will be calculated as described earlier, but based on the increased GBA and RBA.

o     The RBP will be reset as follows:

      (a) Prior to any withdrawals during the first three years, the RBP will not be affected by the step up.

      (b) At any other time, the RBP will be reset as the increased GBP less all prior withdrawals made during the current contract year, but never less than zero.

SPOUSAL CONTINUATION AND SPECIAL SPOUSAL CONTINUATION STEP UP

If a surviving spouse elects to continue the contract, this rider also continues. The spousal continuation step up is in addition to the elective step up or the annual step up.

A surviving spouse may elect a spousal continuation step up by written request within 30 days following the spouse's election to continue the contract. This step up may be made even if withdrawals have been taken under the contract during the first three years. Under this step up, the RBA will be reset to the greater of the RBA or the contract value on the valuation date we receive the spouse's written request to step up; the GBA will be reset to the greater of the GBA or the contract value on the same valuation date.

If a spousal continuation step up is elected and we have increased the charge for the rider for new contract owners, the spouse will pay the charge that is in effect on the valuation date we receive the written request to step up.

GUARANTOR(SM) WITHDRAWAL BENEFIT ANNUITY PAYOUT OPTION

Several annuity payout plans are available under the contract. In addition to these annuity payout plans, a fixed annuity payout option is available under the Guarantor(SM) Withdrawal Benefit.

Under this option the amount payable each year will be equal to the future schedule of GBPs, but the total amount paid over the life of the annuity will not exceed the current total RBA at the time you begin this fixed annuity option. These annualized amounts will be paid in the frequency that you elect. The frequencies will be among those offered by us at that time but will be no less frequent than annually. If, at the death of the owner, total payments have been made for less than the RBA, the remaining payments will be paid to the beneficiary (see "The Annuity Payout Period" and "Taxes").

This annuity payout option may also be elected by the beneficiary of a contract as a settlement option. Whenever multiple beneficiaries are designated under the contract, each such beneficiary's share of the proceeds if they elect this option will be in proportion to their applicable designated beneficiary percentage. Beneficiaries of nonqualified contracts may elect this settlement option subject to the distribution requirements of the contract. We reserve the right to adjust the future schedule of GBPs if necessary to comply with the Code.

IF CONTRACT VALUE REDUCES TO ZERO

If the contract value reduces to zero and the RBA remains greater than zero, the following will occur:

o     you will be paid according to the annuity payout option described above;

o     we will no longer accept additional purchase payments;

o     you will no longer be charged for the rider;

o     any attached death benefit riders will terminate; and

o the death benefit becomes the remaining payments under the annuity payout option described above.

If the contract value falls to zero and the RBA is depleted, the Guarantor(SM) Withdrawal Benefit rider and the contract will terminate.

For an example, see Appendix I.



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APPENDIX H: GUARANTOR(SM) WITHDRAWAL BENEFIT RIDER -- ADDITIONAL RMD
DISCLOSURE

This appendix describes our current administrative practice for determining the amount of withdrawals in any contract year which an owner may take under the Guarantor(SM) Withdrawal Benefit rider to satisfy the RMD rules under 401(a)(9) of the Code without application of the excess withdrawal procedures described in the rider. We reserve the right to discontinue this administrative practice at any time upon 30 days' written notice to you.

For owners subject to RMD rules under Section 401(a)(9) amounts you withdraw to satisfy these rules will not prompt excess withdrawal processing, subject to the following rules:

(1) If your Annual Life Expectancy Required Minimum Distribution Amount (ALERMDA) is greater than the RBP from the beginning of the current contract year, an Additional Benefit Amount (ABA) will be set equal to that portion of your ALERMDA that exceeds the RBP.

(2) Any withdrawals taken in a contract year will count first against and reduce the RBP for that contract year.

(3) Once the RBP for the current contract year has been depleted, any additional amounts withdrawn will count against and reduce any ABA. These withdrawals will not be considered excess withdrawals as long as they do not exceed the remaining ABA.

(4) Once the ABA has been depleted, any additional withdrawal amounts will be considered excess withdrawals and will initiate the excess withdrawal processing described in the Guarantor(SM) Withdrawal Benefit rider.

The Annual Life Expectancy Required Minimum Distribution Amount (ALERMDA) is:

(1)   determined by us each calendar year;

(2) based solely on the value of the contract to which the Guarantor(SM) Withdrawal Benefit rider is attached as of the date we make the determination; and

(3) based on the company's understanding and interpretation of the requirements for life expectancy distributions intended to satisfy the required minimum distribution rules under Section 401(a)(9) and the Treasury Regulations promulgated thereunder, as applicable, on the effective date of this prospectus to:

            1.    an individual retirement annuity (Section 408(b));

            2.    a Roth individual retirement account (Section 408A);

            3.    a Simplified Employee Pension plan (Section 408(k));

            4.    a tax-sheltered annuity rollover (Section 403(b)).

In the future, the requirements under the Code for such distributions may change and the life expectancy amount calculation provided under your Guarantor(SM) Withdrawal Benefit rider may not be sufficient to satisfy the requirements under the Code for these types of distributions. In such a situation, amounts withdrawn to satisfy such distribution requirements will exceed your RBP amount and may result in the reduction of your GBA and RBA as described under the excess withdrawal provision of the rider.

In cases where the Code does not allow the life expectancy of a natural person to be used to calculate the required minimum distribution amount (e.g., ownership by a trust or a charity), we will calculate the life expectancy RMD amount calculated by us as zero in all years. The life expectancy required minimum distribution amount calculated by us will also equal zero in all years.


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APPENDIX I: EXAMPLE -- GUARANTOR(SM) WITHDRAWAL BENEFIT RIDER

ASSUMPTION:
o     You purchase the contract with a payment of $100,000 on Jan. 1, 2007.

      The Guaranteed Benefit Amount (GBA) equals your purchase payment:             $100,000
      The Guaranteed Benefit Payment (GBP) equals 7% of your GBA:
         0.07 x $100,000 =                                                          $  7,000
      The Remaining Benefit Amount (RBA) equals your purchase payment:              $100,000
      On Jan. 1, 2008 the contract value grows to $110,000. You decide to step up your benefit.
      The RBA equals 100% of your contract value:                                   $110,000
      The GBA equals 100% of your contract value:                                   $110,000
      The GBP equals 7% of your stepped-up GBA:
         0.07 x $110,000 =                                                          $  7,700
      On June 1, 2010 you decide to take a partial withdrawal of $7,700.
      You took a partial withdrawal equal to your GBP, so your RBA equals the prior RBA less the amount of the partial withdrawal:
         $110,000 - $7,700 =                                                        $102,300
      The GBA equals the GBA immediately prior to the partial withdrawal:           $110,000
      The GBP equals 7% of your GBA:
         0.07 x $110,000 =                                                          $  7,700
      On Jan. 1, 2011 you make an additional purchase payment of $50,000.
      The new RBA for the contract is equal to your prior RBA plus 100%
      of the additional purchase payment:
         $102,300 + $50,000 =                                                       $152,300
      The new GBA for the contract is equal to your prior GBA plus 100%
      of the additional purchase payment:
         $110,000 + $50,000 =                                                       $160,000
      The new GBP for the contract is equal to your prior GBP plus 7% of the additional purchase payment:
         $7,700 + $3,500 =                                                          $ 11,200
      On Jan. 1, 2012 your contract value grows to $200,000. You decide to step up your benefit.
      The RBA equals 100% of your contract value:                                   $200,000
      The GBA equals 100% of your contract value:                                   $200,000
      The GBP equals 7% of your stepped-up GBA:
         0.07 x $200,000 =                                                          $ 14,000


------------------------------------------------------------------------------

92 RIVERSOURCE ENDEAVOR SELECT VARIABLE ANNUITY
- ISSUED BY RIVERSOURCE LIFE INSURANCE CO. OF NEW YORK - PROSPECTUS

      On June 1, 2013 your contract value grows to $230,000. You decide to take a partial withdrawal of $20,000. You took more than your GBP of $14,000 so your RBA gets reset to the lesser of:

         (1) your contract value immediately following the partial withdrawal;
            $230,000 - $20,000 =                                                    $210,000

         OR

         (2) your prior RBA less the amount of the partial withdrawal.
            $200,000 - $20,000 =                                                    $180,000
      Reset RBA = lesser of (1) or (2) =                                            $180,000
      The GBA gets reset to the lesser of:
         (1) your prior GBA                                                         $200,000

         OR

         (2) your contract value immediately following the partial withdrawal;
            $230,000 - $20,000 =                                                    $210,000
      Reset GBA = lesser of (1) or (2) =                                            $200,000
      The Reset GBP is equal to 7% of your Reset GBA:
         0.07 x $200,000 =                                                          $ 14,000
      On June 1, 2014 your contract value falls to $175,000. You decide to take a partial withdrawal of $25,000. You took more than your
      GBP of $14,000 so your RBA gets reset to the lesser of:
         (1) your contract value immediately following the partial withdrawal;
            $175,000 - $25,000 =                                                    $150,000

         OR

         (2) your prior RBA less the amount of the partial withdrawal.
            $180,000 - $25,000 =                                                    $155,000
      Reset RBA = lesser of (1) or (2) =                                            $150,000
      The GBA gets reset to the lesser of:
         (1) your prior GBA;                                                        $200,000

         OR

         (2) your contract value immediately following the partial withdrawal;
            $175,000 - $25,000 =                                                    $150,000
      Reset GBA = lesser of (1) or (2) =                                            $150,000
      The Reset GBP is equal to 7% of your Reset GBA:
         0.07 x $150,000 =                                                          $ 10,500


------------------------------------------------------------------------------

RIVERSOURCE ENDEAVOR SELECT VARIABLE ANNUITY
- ISSUED BY RIVERSOURCE LIFE INSURANCE CO. OF NEW YORK - PROSPECTUS 93

APPENDIX J: EXAMPLE -- INCOME ASSURER BENEFIT(SM) RIDERS

The purpose of these examples is to illustrate the operation of the Income Assurer Benefit(SM) Riders. The examples compare payouts available under the contract's standard annuity payout provisions with annuity payouts available under the riders based on the same set of assumptions. THE CONTRACT VALUES SHOWN ARE HYPOTHETICAL AND DO NOT REPRESENT PAST OR FUTURE PERFORMANCE.
Actual contract values may be more or less than those shown and will depend on a number of factors, including but not limited to the investment experience of the subaccounts (referred to in the riders as "protected investment options") and the fees and charges that apply to your contract.

For each of the riders, we provide two annuity payout plan comparisons based on the hypothetical contract values we have assumed. The first comparison assumes that you select annuity payout Plan B, Life Annuity with 10 Years Certain. The second comparison assumes that you select annuity payout Plan D, Joint and Last Survivor Annuity - No Refund.

Remember that the riders require you to choose a Portfolio Navigator model portfolio. The riders are intended to offer protection against market volatility in the subaccounts (protected investment options). Some Portfolio Navigator model portfolios include protected investment options and excluded investment options (RiverSource Variable Portfolio - Cash Management Fund, and if available under the contract and the one-year fixed account). Excluded investment options are not included in calculating the 5% variable account floor under the Income Assurer Benefit(SM) - 5% Accumulation Benefit Base rider and the Income Assurer Benefit(SM) - Greater of MAV or 5% Accumulation Benefit Base riders. Because the examples which follow are based on hypothetical contract values, they do not factor in differences in Portfolio Navigator model portfolios.

ASSUMPTIONS:

o     You purchase the contract with a payment of $100,000; and

o you invest all contract value in the subaccounts (protected investment options); and

o you make no additional purchase payments, partial withdrawals or changes in model portfolio; and

o     the annuitant is male and age 55 at contract issue; and

o     the joint annuitant is female and age 55 at contract issue.

EXAMPLE -- INCOME ASSURER BENEFIT(SM) - MAV

Based on the above assumptions and taking into account fluctuations in contract value due to market conditions, we calculate the guaranteed income benefit base as:

                        ASSUMED                 MAXIMUM             GUARANTEED
  CONTRACT             CONTRACT   PURCHASE    ANNIVERSARY             INCOME
ANNIVERSARY              VALUE    PAYMENTS   VALUE (MAV)(1)   BENEFIT BASE - MAV(2)
------------------------------------------------------------------------------------
     1                 $108,000   $100,000      $108,000            $108,000
     2                  125,000       none       125,000             125,000
     3                  132,000       none       132,000             132,000
     4                  150,000       none       150,000             150,000
     5                   85,000       none       150,000             150,000
     6                  121,000       none       150,000             150,000
     7                  139,000       none       150,000             150,000
     8                  153,000       none       153,000             153,000
     9                  140,000       none       153,000             153,000
    10                  174,000       none       174,000             174,000
    11                  141,000       none       174,000             174,000
    12                  148,000       none       174,000             174,000
    13                  208,000       none       208,000             208,000
    14                  198,000       none       208,000             208,000
    15                  203,000       none       208,000             208,000
------------------------------------------------------------------------------------

(1) The MAV is limited after age 81, but the guaranteed income benefit base may increase if the contract value increases.

(2) The Guaranteed Income Benefit Base - MAV is a calculated number, not an amount that can be withdrawn. The Guaranteed Income Benefit Base - MAV does not create contract value or guarantee the performance of any investment option.


------------------------------------------------------------------------------

94 RIVERSOURCE ENDEAVOR SELECT VARIABLE ANNUITY
- ISSUED BY RIVERSOURCE LIFE INSURANCE CO. OF NEW YORK - PROSPECTUS

PLAN B - LIFE ANNUITY WITH 10 YEARS CERTAIN

If you annuitize the contract within 30 days after the illustrated contract anniversary, the minimum monthly income payment under a fixed annuity option (which is the same for the first year of a variable annuity option) on Plan B
- Life Annuity with 10 Years Certain would be:

                                STANDARD PROVISIONS                                          IAB - MAV PROVISIONS
             ----------------------------------------------------------------------------------------------------------------------
  CONTRACT                        NEW TABLE(1)          OLD TABLE(1)                         NEW TABLE(1)           OLD TABLE(1)
ANNIVERSARY     ASSUMED        PLAN B - LIFE WITH    PLAN B - LIFE WITH     IAB - MAV     PLAN B - LIFE WITH    PLAN B - LIFE WITH
AT EXERCISE  CONTRACT VALUE   10 YEARS CERTAIN(2)    10 YEARS CERTAIN(2)   BENEFIT BASE   10 YEARS CERTAIN(2)   10 YEARS CERTAIN(2)
-----------------------------------------------------------------------------------------------------------------------------------
    10          $174,000          $  772.56              $  774.30           $174,000         $  772.56            $  774.30
    11           141,000             641.55                 642.96            174,000            791.70               793.44
    12           148,000             691.16                 692.64            174,000            812.58               814.32
    13           208,000             996.32                 998.40            208,000            996.32               998.40
    14           198,000             974.16                 976.14            208,000          1,023.36             1,025.44
    15           203,000           1,025.15               1,027.18            208,000          1,050.40             1,052.48
-----------------------------------------------------------------------------------------------------------------------------------

(1) Effective June 19, 2006, we began calculating fixed annuity payments under this rider using the guaranteed annuity purchase rates based on the "2000 Individual Annuitant Mortality Table A" (New Table), subject to state approval. Previously, our calculations were based on the "1983
      Individual Annuity Mortality Table A" (Old Table). If you purchased a contract prior to June 19, 2006, the references to Old Table apply to your contract. If you purchased a contract on or after June 19, 2006, the references to New Table apply to your contract.

(2) The monthly annuity payments illustrated under the standard annuity payout provisions of the contract and for the riders are computed using the rates guaranteed in Table B of the contract. These are the minimum amounts that could be paid under the standard annuity payout provisions of the contract based on the above assumptions. Annuity payouts under the standard annuity payout provisions of the contract when based on our current annuity payout rates (which are generally higher than the rates guaranteed in Table B of the contract) may be greater than the annuity payouts under the riders, which are always based on the rates guaranteed in Table B of the contract. If the annuity payouts under the standard contract provisions are more favorable than the payouts available under the rider, you will receive the higher standard payout.

PLAN D - JOINT AND LAST SURVIVOR LIFE ANNUITY - NO REFUND

If you annuitize the contract within 30 days after the illustrated contract anniversary, the minimum monthly income payment under a fixed annuity option (which is the same for the first year of a variable annuity option) on Plan D
- Joint and Last Survivor Life Annuity - No Refund would be:

                                  STANDARD PROVISIONS                                        IAB - MAV PROVISIONS
             -----------------------------------------------------------------------------------------------------------------------
  CONTRACT                      NEW TABLE(1)            OLD TABLE(1)                         NEW TABLE(1)          OLD TABLE(1)
ANNIVERSARY     ASSUMED         PLAN D - LAST          PLAN D - LAST         IAB - MAV      PLAN D - LAST         PLAN D - LAST
AT EXERCISE  CONTRACT VALUE  SURVIVOR NO REFUND(2)  SURVIVOR NO REFUND(2)  BENEFIT BASE  SURVIVOR NO REFUND(2) SURVIVOR NO REFUND(2)
------------------------------------------------------------------------------------------------------------------------------------
    10          $174,000            $629.88                $622.92           $174,000           $629.88              $622.92
    11           141,000             521.70                 516.06            174,000            643.80               636.84
    12           148,000             559.44                 553.52            174,000            657.72               650.76
    13           208,000             807.04                 796.64            208,000            807.04               796.64
    14           198,000             786.06                 778.14            208,000            825.76               817.44
    15           203,000             826.21                 818.09            208,000            846.56               838.24
------------------------------------------------------------------------------------------------------------------------------------

(1) Effective June 19, 2006, we began calculating fixed annuity payments under this rider using the guaranteed annuity purchase rates based on the "2000 Individual Annuitant Mortality Table A" (New Table), subject to state approval. Previously, our calculations were based on the "1983
      Individual Annuity Mortality Table A" (Old Table). If you purchased a contract prior to June 19, 2006, the references to Old Table apply to your contract. If you purchased a contract on or after June 19, 2006, the references to New Table apply to your contract.

(2) The monthly annuity payments illustrated under the standard annuity payout provisions of the contract and for the riders are computed using the rates guaranteed in Table B of the contract. These are the minimum amounts that could be paid under the standard annuity payout provisions of the contract based on the above assumptions. Annuity payouts under the standard annuity payout provisions of the contract when based on our current annuity payout rates (which are generally higher than the rates guaranteed in Table B of the contract) may be greater than the annuity payouts under the riders, which are always based on the rates guaranteed in Table B of the contract. If the annuity payouts under the standard contract provisions are more favorable than the payouts available under the rider, you will receive the higher standard payout.

NOTE: In the above examples, if you elected to begin receiving annuity payouts within 30 days after the 10th or the 13th contract anniversary, you would not benefit from the rider because the monthly annuity payout in these examples is the same as under the standard provisions of the contract. Because the examples are based on assumed contract values, not actual investment results, you should not conclude from the examples that the riders will provide higher payments more frequently than the standard provisions of the contract.


------------------------------------------------------------------------------

RIVERSOURCE ENDEAVOR SELECT VARIABLE ANNUITY
- ISSUED BY RIVERSOURCE LIFE INSURANCE CO. OF NEW YORK - PROSPECTUS 95

EXAMPLE -- INCOME ASSURER BENEFIT(SM) - 5% ACCUMULATION BENEFIT BASE

Based on the above assumptions and taking into account fluctuations in contract value due to market conditions, we calculate the guaranteed income benefit base as:

                                                                       GUARANTEED
                                                                         INCOME
                              ASSUMED                                BENEFIT BASE -
  CONTRACT                   CONTRACT   PURCHASE   5% ACCUMULATION   5% ACCUMULATION
ANNIVERSARY                    VALUE    PAYMENTS   BENEFIT BASE(1)   BENEFIT BASE(2)
------------------------------------------------------------------------------------
     1                       $108,000   $100,000       $105,000         $108,000
     2                        125,000       none        110,250          125,000
     3                        132,000       none        115,763          132,000
     4                        150,000       none        121,551          150,000
     5                         85,000       none        127,628          127,628
     6                        121,000       none        134,010          134,010
     7                        139,000       none        140,710          140,710
     8                        153,000       none        147,746          153,000
     9                        140,000       none        155,133          155,133
    10                        174,000       none        162,889          174,000
    11                        141,000       none        171,034          171,034
    12                        148,000       none        179,586          179,586
    13                        208,000       none        188,565          208,000
    14                        198,000       none        197,993          198,000
    15                        203,000       none        207,893          207,893
------------------------------------------------------------------------------------

(1) The 5% Accumulation Benefit Base value is limited after age 81, but the guaranteed income benefit base may increase if the contract value increases.

(2) The Guaranteed Income Benefit Base - 5% Accumulation Benefit Base is a calculated number, not an amount that can be withdrawn. The Guaranteed
      Income Benefit Base - 5% Accumulation Benefit Base does not create contract value or guarantee the performance of any investment option.

PLAN B - LIFE ANNUITY WITH 10 YEARS CERTAIN

If you annuitize the contract within 30 days after the illustrated contract anniversary, the minimum monthly income payment under a fixed annuity option (which is the same for the first year of a variable annuity option) on Plan B
- Life Annuity with 10 Years Certain would be:

                                 STANDARD PROVISIONS                                         IAB - 5% RF PROVISIONS
             ----------------------------------------------------------------------------------------------------------------------
  CONTRACT                        NEW TABLE(1)           OLD TABLE(1)                        NEW TABLE(1)          OLD TABLE(1)
ANNIVERSARY     ASSUMED       PLAN B - LIFE WITH     PLAN B - LIFE WITH    IAB - 5% RF    PLAN B - LIFE WITH    PLAN B - LIFE WITH
AT EXERCISE  CONTRACT VALUE   10 YEARS CERTAIN(2)    10 YEARS CERTAIN(2)   BENEFIT BASE   10 YEARS CERTAIN(2)   10 YEARS CERTAIN(2)
-----------------------------------------------------------------------------------------------------------------------------------
     10         $174,000           $  772.56              $  774.30          $174,000          $  772.56             $  774.30
     11          141,000              641.55                 642.96           171,034             778.20                779.91
     12          148,000              691.16                 692.64           179,586             838.66                840.46
     13          208,000              996.32                 998.40           208,000             996.32                998.40
     14          198,000              974.16                 976.14           198,000             974.16                976.14
     15          203,000            1,025.15               1,027.18           207,893           1,049.86              1,051.94
-----------------------------------------------------------------------------------------------------------------------------------

(1) Effective June 19, 2006, we began calculating fixed annuity payments under this rider using the guaranteed annuity purchase rates based on the "2000 Individual Annuitant Mortality Table A" (New Table), subject to state approval. Previously, our calculations were based on the "1983
      Individual Annuity Mortality Table A" (Old Table). If you purchased a contract prior to June 19, 2006, the references to Old Table apply to your contract. If you purchased a contract on or after June 19, 2006, the references to New Table apply to your contract.

(2) The monthly annuity payments illustrated under the standard annuity payout provisions of the contract and for the riders are computed using the rates guaranteed in Table B of the contract. These are the minimum amounts that could be paid under the standard annuity payout provisions of the contract based on the above assumptions. Annuity payouts under the standard annuity payout provisions of the contract when based on our current annuity payout rates (which are generally higher than the rates guaranteed in Table B of the contract) may be greater than the annuity payouts under the riders, which are always based on the rates guaranteed in Table B of the contract. If the annuity payouts under the standard contract provisions are more favorable than the payouts available under the rider, you will receive the higher standard payout.


------------------------------------------------------------------------------

96 RIVERSOURCE ENDEAVOR SELECT VARIABLE ANNUITY
- ISSUED BY RIVERSOURCE LIFE INSURANCE CO. OF NEW YORK - PROSPECTUS

PLAN D - JOINT AND LAST SURVIVOR LIFE ANNUITY - NO REFUND

If you annuitize the contract within 30 days after the illustrated contract anniversary, the minimum monthly income payment under a fixed annuity option (which is the same for the first year of a variable annuity option) on Plan D
- Joint and Last Survivor Life Annuity - No Refund would be:

                                   STANDARD PROVISIONS                                       IAB - 5% RF PROVISIONS
             -----------------------------------------------------------------------------------------------------------------------
  CONTRACT                        NEW TABLE(1)           OLD TABLE(1)                        NEW TABLE(1)          OLD TABLE(1)
ANNIVERSARY     ASSUMED          PLAN D - LAST          PLAN D - LAST      IAB - 5% RF      PLAN D - LAST          PLAN D - LAST
AT EXERCISE  CONTRACT VALUE  SURVIVOR NO REFUND(2)  SURVIVOR NO REFUND(2)  BENEFIT BASE  SURVIVOR NO REFUND(2) SURVIVOR NO REFUND(2)
------------------------------------------------------------------------------------------------------------------------------------
     10         $174,000           $629.88                 $622.92           $174,000          $629.88                $622.92
     11          141,000            521.70                  516.06            171,034           632.83                 625.98
     12          148,000            559.44                  553.52            179,586           678.83                 671.65
     13          208,000            807.04                  796.64            208,000           807.04                 796.64
     14          198,000            786.06                  778.14            198,000           786.06                 778.14
     15          203,000            826.21                  818.09            207,893           846.12                 837.81
------------------------------------------------------------------------------------------------------------------------------------

(1) Effective June 19, 2006, we began calculating fixed annuity payments under this rider using the guaranteed annuity purchase rates based on the "2000 Individual Annuitant Mortality Table A" (New Table), subject to state approval. Previously, our calculations were based on the "1983
      Individual Annuity Mortality Table A" (Old Table). If you purchased a contract prior to June 19, 2006, the references to Old Table apply to your contract. If you purchased a contract on or after June 19, 2006, the references to New Table apply to your contract.

(2) The monthly annuity payments illustrated under the standard annuity payout provisions of the contract and for the riders are computed using the rates guaranteed in Table B of the contract. These are the minimum amounts that could be paid under the standard annuity payout provisions of the contract based on the above assumptions. Annuity payouts under the standard annuity payout provisions of the contract when based on our current annuity payout rates (which are generally higher than the rates guaranteed in Table B of the contract) may be greater than the annuity payouts under the riders, which are always based on the rates guaranteed in Table B of the contract. If the annuity payouts under the standard contract provisions are more favorable than the payouts available under the rider, you will receive the higher standard payout.

NOTE: In the above examples, if you elected to begin receiving annuity payouts within 30 days after the 10th, 13th or the 14th contract anniversary, you would not benefit from the rider because the monthly annuity payout in these examples is the same as under the standard provisions of the contract. Because the examples are based on assumed contract values, not actual investment results, you should not conclude from the examples that the riders will provide higher payments more frequently than the standard provisions of the contract.

EXAMPLE -- INCOME ASSURER BENEFIT(SM) - GREATER OF MAV OR 5% ACCUMULATION BENEFIT BASE

Based on the above assumptions and taking into account fluctuations in contract value due to market conditions, we calculate the guaranteed income benefit base as:

                                                                                  GUARANTEED
                                                                                    INCOME
                                                                                BENEFIT BASE -
                                                                                  GREATER OF
                           ASSUMED                MAXIMUM                          MAV OR 5%
  CONTRACT                CONTRACT   PURCHASE   ANNIVERSARY   5% ACCUMULATION    ACCUMULATION
ANNIVERSARY                 VALUE    PAYMENTS     VALUE(1)    BENEFIT BASE(1)   BENEFIT BASE(2)
-----------------------------------------------------------------------------------------------
     1                    $108,000   $100,000     $108,000        $105,000         $108,000
     2                     125,000       none      125,000         110,250          125,000
     3                     132,000       none      132,000         115,763          132,000
     4                     150,000       none      150,000         121,551          150,000
     5                      85,000       none      150,000         127,628          150,000
     6                     121,000       none      150,000         134,010          150,000
     7                     139,000       none      150,000         140,710          150,000
     8                     153,000       none      153,000         147,746          153,000
     9                     140,000       none      153,000         155,133          155,133
    10                     174,000       none      174,000         162,889          174,000
    11                     141,000       none      174,000         171,034          174,000
    12                     148,000       none      174,000         179,586          179,586
    13                     208,000       none      208,000         188,565          208,000
    14                     198,000       none      208,000         197,993          208,000
    15                     203,000       none      208,000         207,893          208,000
-----------------------------------------------------------------------------------------------

(1) The MAV and 5% Accumulation Benefit Base are limited after age 81, but the guaranteed income benefit base may increase if the contract value increases.

(2)   The Guaranteed Income Benefit Base - Greater of MAV or 5% Accumulation
      Benefit Base is a calculated number, not an amount that can be withdrawn. The Guaranteed Income Benefit Base - Greater of MAV or 5%
      Accumulation Benefit Base does not create contract value or guarantee the performance of any investment option.


------------------------------------------------------------------------------

RIVERSOURCE ENDEAVOR SELECT VARIABLE ANNUITY
- ISSUED BY RIVERSOURCE LIFE INSURANCE CO. OF NEW YORK - PROSPECTUS 97

PLAN B -- LIFE ANNUITY WITH 10 YEARS CERTAIN

If you annuitize the contract within 30 days after the illustrated contract anniversary, the minimum monthly income payment under a fixed annuity option (which is the same for the first year of a variable annuity option) on Plan B
- Life Annuity with 10 Years Certain would be:

                                STANDARD PROVISIONS                                         IAB - MAX PROVISIONS
             ---------------------------------------------------------------------------------------------------------------------
  CONTRACT                        NEW TABLE(1)           OLD TABLE(1)                         NEW TABLE(1)        OLD TABLE(1)
ANNIVERSARY     ASSUMED        PLAN B - LIFE WITH    PLAN B - LIFE WITH     IAB - MAX     PLAN B - LIFE WITH   PLAN B - LIFE WITH
AT EXERCISE  CONTRACT VALUE   10 YEARS CERTAIN(2)    10 YEARS CERTAIN(2)   BENEFIT BASE   10 YEARS CERTAIN(2)  10 YEARS CERTAIN(2)
----------------------------------------------------------------------------------------------------------------------------------
    10          $174,000            $  772.56             $  774.30          $174,000           $ 772.56           $  774.30
    11           141,000               641.55                642.96           174,000             791.70              793.44
    12           148,000               691.16                692.64           179,586             838.66              840.46
    13           208,000               996.32                998.40           208,000             996.32              998.40
    14           198,000               974.16                976.14           208,000           1,023.36            1,025.44
    15           203,000             1,025.15              1,027.18           208,000           1,050.40            1,052.48
----------------------------------------------------------------------------------------------------------------------------------

(1) Effective June 19, 2006, we began calculating fixed annuity payments under this rider using the guaranteed annuity purchase rates based on the "2000 Individual Annuitant Mortality Table A" (New Table), subject to state approval. Previously, our calculations were based on the "1983
      Individual Annuity Mortality Table A" (Old Table). If you purchased a contract prior to June 19, 2006, the references to Old Table apply to your contract. If you purchased a contract on or after June 19, 2006, the references to New Table apply to your contract.

(2) The monthly annuity payments illustrated under the standard annuity payout provisions of the contract and for the riders are computed using the rates guaranteed in Table B of the contract. These are the minimum amounts that could be paid under the standard annuity payout provisions of the contract based on the above assumptions. Annuity payouts under the standard annuity payout provisions of the contract when based on our current annuity payout rates (which are generally higher than the rates guaranteed in Table B of the contract) may be greater than the annuity payouts under the riders, which are always based on the rates guaranteed in Table B of the contract. If the annuity payouts under the standard contract provisions are more favorable than the payouts available under the rider, you will receive the higher standard payout.

PLAN D - JOINT AND LAST SURVIVOR LIFE ANNUITY - NO REFUND

If you annuitize the contract within 30 days after the illustrated contract anniversary, the minimum monthly income payment under a fixed annuity option (which is the same for the first year of a variable annuity option) on Plan D
- Joint and Last Survivor Life Annuity - No Refund would be:

                                STANDARD PROVISIONS                                          IAB - MAX PROVISIONS
             -----------------------------------------------------------------------------------------------------------------------
  CONTRACT                        NEW TABLE(1)           OLD TABLE(1)                        NEW TABLE(1)         OLD TABLE(1)
ANNIVERSARY     ASSUMED          PLAN D - LAST          PLAN D - LAST       IAB - MAX        PLAN D - LAST        PLAN D - LAST
AT EXERCISE  CONTRACT VALUE  SURVIVOR NO REFUND(2)  SURVIVOR NO REFUND(2)  BENEFIT BASE  SURVIVOR NO REFUND(2) SURVIVOR NO REFUND(2)
------------------------------------------------------------------------------------------------------------------------------------
     10         $174,000            $629.88                $622.92           $174,000          $629.88               $622.92
     11          141,000             521.70                 516.06            174,000           643.80                636.84
     12          148,000             559.44                 553.52            179,586           678.83                671.65
     13          208,000             807.04                 796.64            208,000           807.04                796.64
     14          198,000             786.06                 778.14            208,000           825.76                817.44
     15          203,000             826.21                 818.09            208,000           846.56                838.24
------------------------------------------------------------------------------------------------------------------------------------

(1) Effective June 19, 2006, we began calculating fixed annuity payments under this rider using the guaranteed annuity purchase rates based on the "2000 Individual Annuitant Mortality Table A" (New Table), subject to state approval. Previously, our calculations were based on the "1983
      Individual Annuity Mortality Table A" (Old Table). If you purchased a contract prior to June 19, 2006, the references to Old Table apply to your contract. If you purchased a contract on or after June 19, 2006, the references to New Table apply to your contract.

(2) The monthly annuity payments illustrated under the standard annuity payout provisions of the contract and for the riders are computed using the rates guaranteed in Table B of the contract. These are the minimum amounts that could be paid under the standard annuity payout provisions of the contract based on the above assumptions. Annuity payouts under the standard annuity payout provisions of the contract when based on our current annuity payout rates (which are generally higher than the rates guaranteed in Table B of the contract) may be greater than the annuity payouts under the riders, which are always based on the rates guaranteed in Table B of the contract. If the annuity payouts under the standard contract provisions are more favorable than the payouts available under the rider, you will receive the higher standard payout.

NOTE: In the above examples, if you elected to begin receiving annuity payouts within 30 days after the 10th or the 13th contract anniversary, you would not benefit from the rider because the monthly annuity payout in these examples is the same as under the standard provisions of the contract. Because the examples are based on assumed contract values, not actual investment results, you should not conclude from the examples that the riders will provide higher payments more frequently than the standard provisions of the contract.


------------------------------------------------------------------------------

98 RIVERSOURCE ENDEAVOR SELECT VARIABLE ANNUITY
- ISSUED BY RIVERSOURCE LIFE INSURANCE CO. OF NEW YORK - PROSPECTUS

APPENDIX K: CONDENSED FINANCIAL INFORMATION
(Unaudited)

The following tables give per-unit information about the financial history of the subaccounts representing the lowest and highest total annual variable account expense combinations. The date in which operations commenced in each price level is noted in parentheses. The SAI contains tables that give per-unit information about the financial history of each existing subaccount. You may obtain a copy of the SAI without charge by contacting us at the telephone number or address listed on the first page of the prospectus.

We have not provided this information for subaccounts that were not available under your contract as of Dec. 31, 2005.

VARIABLE ACCOUNT CHARGES OF 1.15% OF THE DAILY NET ASSETS OF THE VARIABLE
ACCOUNT.

YEAR ENDED DEC. 31,                                                            2005     2004
--------------------------------------------------------------------------------------------
AIM V.I. BASIC VALUE FUND, SERIES II SHARES (11/15/2004)
Accumulation unit value at beginning of period                               $ 1.03   $ 1.00
Accumulation unit value at end of period                                     $ 1.07   $ 1.03
Number of accumulation units outstanding at end of period (000 omitted)          76        6
--------------------------------------------------------------------------------------------
AIM V.I. CAPITAL DEVELOPMENT FUND, SERIES II SHARES (11/15/2004)
Accumulation unit value at beginning of period                               $ 1.05   $ 1.00
Accumulation unit value at end of period                                     $ 1.13   $ 1.05
Number of accumulation units outstanding at end of period (000 omitted)          --       --
--------------------------------------------------------------------------------------------
AIM V.I. MID CAP CORE EQUITY FUND, SERIES II SHARES (11/15/2004)
Accumulation unit value at beginning of period                               $ 1.03   $ 1.00
Accumulation unit value at end of period                                     $ 1.09   $ 1.03
Number of accumulation units outstanding at end of period (000 omitted)          18        2
--------------------------------------------------------------------------------------------
ALLIANCEBERNSTEIN VPS BALANCED SHARES PORTFOLIO (CLASS B) (11/15/2004)
Accumulation unit value at beginning of period                               $ 1.02   $ 1.00
Accumulation unit value at end of period                                     $ 1.05   $ 1.02
Number of accumulation units outstanding at end of period (000 omitted)          15       --
--------------------------------------------------------------------------------------------
ALLIANCEBERNSTEIN VPS GROWTH AND INCOME PORTFOLIO (CLASS B) (11/15/2004)
Accumulation unit value at beginning of period                               $ 1.03   $ 1.00
Accumulation unit value at end of period                                     $ 1.07   $ 1.03
Number of accumulation units outstanding at end of period (000 omitted)          --       --
--------------------------------------------------------------------------------------------
ALLIANCEBERNSTEIN VPS INTERNATIONAL VALUE PORTFOLIO (CLASS B) (11/15/2004)
Accumulation unit value at beginning of period                               $ 1.05   $ 1.00
Accumulation unit value at end of period                                     $ 1.22   $ 1.05
Number of accumulation units outstanding at end of period (000 omitted)         126        3
--------------------------------------------------------------------------------------------
AMERICAN CENTURY VP INFLATION PROTECTION, CLASS II (11/15/2004)
Accumulation unit value at beginning of period                               $ 1.01   $ 1.00
Accumulation unit value at end of period                                     $ 1.01   $ 1.01
Number of accumulation units outstanding at end of period (000 omitted)         241        7
--------------------------------------------------------------------------------------------
AMERICAN CENTURY VP ULTRA(R), CLASS II (11/15/2004)
Accumulation unit value at beginning of period                               $ 1.03   $ 1.00
Accumulation unit value at end of period                                     $ 1.04   $ 1.03
Number of accumulation units outstanding at end of period (000 omitted)         191        5
--------------------------------------------------------------------------------------------
AMERICAN CENTURY VP VALUE, CLASS II (11/15/2004)
Accumulation unit value at beginning of period                               $ 1.04   $ 1.00
Accumulation unit value at end of period                                     $ 1.07   $ 1.04
Number of accumulation units outstanding at end of period (000 omitted)           3       --
--------------------------------------------------------------------------------------------
COLUMBIA HIGH YIELD FUND, VARIABLE SERIES, CLASS B* (11/15/2004)
Accumulation unit value at beginning of period                               $ 1.00   $ 1.00
Accumulation unit value at end of period                                     $ 1.01   $ 1.00
Number of accumulation units outstanding at end of period (000 omitted)          63        3

*     Columbia High Yield Fund, Variable Series, Class B merged into Nations
      High Yield Bond Portfolio on April 28, 2006. On May 1, 2006, Nations
      High Yield Bond Portfolio changed its name to Columbia High Yield Fund,
      Variable Series, Class B.
--------------------------------------------------------------------------------------------


------------------------------------------------------------------------------

RIVERSOURCE ENDEAVOR SELECT VARIABLE ANNUITY
- ISSUED BY RIVERSOURCE LIFE INSURANCE CO. OF NEW YORK - PROSPECTUS 99

VARIABLE ACCOUNT CHARGES OF 1.15% OF THE DAILY NET ASSETS OF THE VARIABLE ACCOUNT. (CONTINUED)

YEAR ENDED DEC. 31,                                                                2005     2004
------------------------------------------------------------------------------------------------
COLUMBIA SMALL CAP VALUE FUND, VARIABLE SERIES, CLASS B (11/15/2004)
Accumulation unit value at beginning of period                                   $ 1.06   $ 1.00
Accumulation unit value at end of period                                         $ 1.10   $ 1.06
Number of accumulation units outstanding at end of period (000 omitted)              --       --
------------------------------------------------------------------------------------------------
DREYFUS INVESTMENT PORTFOLIOS MIDCAP STOCK PORTFOLIO, SERVICE SHARES (11/15/2004)
Accumulation unit value at beginning of period                                   $ 1.04   $ 1.00
Accumulation unit value at end of period                                         $ 1.12   $ 1.04
Number of accumulation units outstanding at end of period (000 omitted)               9       --
------------------------------------------------------------------------------------------------
DREYFUS VARIABLE INVESTMENT FUND APPRECIATION PORTFOLIO, SERVICE SHARES (11/15/2004)
Accumulation unit value at beginning of period                                   $ 1.02   $ 1.00
Accumulation unit value at end of period                                         $ 1.05   $ 1.02
Number of accumulation units outstanding at end of period (000 omitted)              --       --
------------------------------------------------------------------------------------------------
DREYFUS VARIABLE INVESTMENT FUND INTERNATIONAL VALUE PORTFOLIO, SERVICE SHARES (11/15/2004)
Accumulation unit value at beginning of period                                   $ 1.05   $ 1.00
Accumulation unit value at end of period                                         $ 1.16   $ 1.05
Number of accumulation units outstanding at end of period (000 omitted)              --       --
------------------------------------------------------------------------------------------------
FIDELITY(R) VIP CONTRAFUND(R) PORTFOLIO SERVICE CLASS 2 (11/15/2004)
Accumulation unit value at beginning of period                                   $ 1.03   $ 1.00
Accumulation unit value at end of period                                         $ 1.19   $ 1.03
Number of accumulation units outstanding at end of period (000 omitted)             496        6
------------------------------------------------------------------------------------------------
FIDELITY(R) VIP GROWTH PORTFOLIO SERVICE CLASS 2 (11/15/2004)
Accumulation unit value at beginning of period                                   $ 1.02   $ 1.00
Accumulation unit value at end of period                                         $ 1.06   $ 1.02
Number of accumulation units outstanding at end of period (000 omitted)               3       --
------------------------------------------------------------------------------------------------
FIDELITY(R) VIP INVESTMENT GRADE BOND PORTFOLIO SERVICE CLASS 2 (11/15/2004)
Accumulation unit value at beginning of period                                   $ 1.00   $ 1.00
Accumulation unit value at end of period                                         $ 1.01   $ 1.00
Number of accumulation units outstanding at end of period (000 omitted)             206        3
------------------------------------------------------------------------------------------------
FIDELITY(R) VIP MID CAP PORTFOLIO SERVICE CLASS 2 (11/15/2004)
Accumulation unit value at beginning of period                                   $ 1.05   $ 1.00
Accumulation unit value at end of period                                         $ 1.23   $ 1.05
Number of accumulation units outstanding at end of period (000 omitted)              43       --
------------------------------------------------------------------------------------------------
FIDELITY(R) VIP OVERSEAS PORTFOLIO SERVICE CLASS 2 (11/15/2004)
Accumulation unit value at beginning of period                                   $ 1.05   $ 1.00
Accumulation unit value at end of period                                         $ 1.23   $ 1.05
Number of accumulation units outstanding at end of period (000 omitted)              33        3
------------------------------------------------------------------------------------------------
FTVIPT FRANKLIN INCOME SECURITIES FUND - CLASS 2 (11/15/2004)
Accumulation unit value at beginning of period                                   $ 1.03   $ 1.00
Accumulation unit value at end of period                                         $ 1.04   $ 1.03
Number of accumulation units outstanding at end of period (000 omitted)              --       --
------------------------------------------------------------------------------------------------
FTVIPT FRANKLIN RISING DIVIDENDS SECURITIES FUND - CLASS 2 (11/15/2004)
Accumulation unit value at beginning of period                                   $ 1.03   $ 1.00
Accumulation unit value at end of period                                         $ 1.05   $ 1.03
Number of accumulation units outstanding at end of period (000 omitted)               3       --
------------------------------------------------------------------------------------------------
FTVIPT FRANKLIN SMALL-MID CAP GROWTH SECURITIES FUND - CLASS 2 (11/15/2004)
Accumulation unit value at beginning of period                                   $ 1.03   $ 1.00
Accumulation unit value at end of period                                         $ 1.06   $ 1.03
Number of accumulation units outstanding at end of period (000 omitted)               8       --
------------------------------------------------------------------------------------------------
FTVIPT MUTUAL SHARES SECURITIES FUND - CLASS 2 (11/15/2004)
Accumulation unit value at beginning of period                                   $ 1.04   $ 1.00
Accumulation unit value at end of period                                         $ 1.14   $ 1.04
Number of accumulation units outstanding at end of period (000 omitted)              --       --
------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------

100 RIVERSOURCE ENDEAVOR SELECT VARIABLE ANNUITY
- ISSUED BY RIVERSOURCE LIFE INSURANCE CO. OF NEW YORK - PROSPECTUS

VARIABLE ACCOUNT CHARGES OF 1.15% OF THE DAILY NET ASSETS OF THE VARIABLE ACCOUNT. (CONTINUED)

YEAR ENDED DEC. 31,                                                                                                 2005      2004
----------------------------------------------------------------------------------------------------------------------------------
FTVIPT TEMPLETON GLOBAL INCOME SECURITIES FUND - CLASS 2 (11/15/2004)
Accumulation unit value at beginning of period                                                                   $  1.05   $  1.00
Accumulation unit value at end of period                                                                         $  1.00   $  1.05
Number of accumulation units outstanding at end of period (000 omitted)                                               82         2
----------------------------------------------------------------------------------------------------------------------------------
FTVIPT TEMPLETON GROWTH SECURITIES FUND - CLASS 2 (11/15/2004)
Accumulation unit value at beginning of period                                                                   $  1.04   $  1.00
Accumulation unit value at end of period                                                                         $  1.12   $  1.04
Number of accumulation units outstanding at end of period (000 omitted)                                               --        --
----------------------------------------------------------------------------------------------------------------------------------
GOLDMAN SACHS VIT MID CAP VALUE FUND (11/15/2004)
Accumulation unit value at beginning of period                                                                   $  1.05   $  1.00
Accumulation unit value at end of period                                                                         $  1.17   $  1.05
Number of accumulation units outstanding at end of period (000 omitted)                                              105         3
----------------------------------------------------------------------------------------------------------------------------------
MFS(R) NEW DISCOVERY SERIES - SERVICE CLASS (11/15/2004)
Accumulation unit value at beginning of period                                                                   $  1.04   $  1.00
Accumulation unit value at end of period                                                                         $  1.08   $  1.04
Number of accumulation units outstanding at end of period (000 omitted)                                               --        --
----------------------------------------------------------------------------------------------------------------------------------
MFS(R) TOTAL RETURN SERIES - SERVICE CLASS (11/15/2004)
Accumulation unit value at beginning of period                                                                   $  1.02   $  1.00
Accumulation unit value at end of period                                                                         $  1.04   $  1.02
Number of accumulation units outstanding at end of period (000 omitted)                                                5        --
----------------------------------------------------------------------------------------------------------------------------------
MFS(R) UTILITIES SERIES - SERVICE CLASS (11/15/2004)
Accumulation unit value at beginning of period                                                                   $  1.06   $  1.00
Accumulation unit value at end of period                                                                         $  1.22   $  1.06
Number of accumulation units outstanding at end of period (000 omitted)                                               --        --
----------------------------------------------------------------------------------------------------------------------------------
OPPENHEIMER CAPITAL APPRECIATION FUND/VA, SERVICE SHARES (11/15/2004)
Accumulation unit value at beginning of period                                                                   $  1.02   $  1.00
Accumulation unit value at end of period                                                                         $  1.06   $  1.02
Number of accumulation units outstanding at end of period (000 omitted)                                              139         4
----------------------------------------------------------------------------------------------------------------------------------
OPPENHEIMER GLOBAL SECURITIES FUND/VA, SERVICE SHARES (11/15/2004)
Accumulation unit value at beginning of period                                                                   $  1.07   $  1.00
Accumulation unit value at end of period                                                                         $  1.21   $  1.07
Number of accumulation units outstanding at end of period (000 omitted)                                               --        --
----------------------------------------------------------------------------------------------------------------------------------
OPPENHEIMER MAIN STREET SMALL CAP FUND/VA, SERVICE SHARES (11/15/2004)
Accumulation unit value at beginning of period                                                                   $  1.05   $  1.00
Accumulation unit value at end of period                                                                         $  1.13   $  1.05
Number of accumulation units outstanding at end of period (000 omitted)                                               62        --
----------------------------------------------------------------------------------------------------------------------------------
OPPENHEIMER STRATEGIC BOND FUND/VA, SERVICE SHARES (11/15/2004)
Accumulation unit value at beginning of period                                                                   $  1.02   $  1.00
Accumulation unit value at end of period                                                                         $  1.03   $  1.02
Number of accumulation units outstanding at end of period (000 omitted)                                              265         5
----------------------------------------------------------------------------------------------------------------------------------
PUTNAM VT HEALTH SCIENCES FUND - CLASS IB SHARES (11/15/2004)
Accumulation unit value at beginning of period                                                                   $  1.04   $  1.00
Accumulation unit value at end of period                                                                         $  1.16   $  1.04
Number of accumulation units outstanding at end of period (000 omitted)                                                2        --
----------------------------------------------------------------------------------------------------------------------------------
PUTNAM VT INTERNATIONAL EQUITY FUND - CLASS IB SHARES (11/15/2004)
Accumulation unit value at beginning of period                                                                   $  1.06   $  1.00
Accumulation unit value at end of period                                                                         $  1.17   $  1.06
Number of accumulation units outstanding at end of period (000 omitted)                                               --        --
----------------------------------------------------------------------------------------------------------------------------------
PUTNAM VT SMALL CAP VALUE FUND - CLASS IB SHARES (11/15/2004)
Accumulation unit value at beginning of period                                                                   $  1.05   $  1.00
Accumulation unit value at end of period                                                                         $  1.12   $  1.05
Number of accumulation units outstanding at end of period (000 omitted)                                                2        --
----------------------------------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------

RIVERSOURCE ENDEAVOR SELECT VARIABLE ANNUITY
- ISSUED BY RIVERSOURCE LIFE INSURANCE CO. OF NEW YORK - PROSPECTUS 101

VARIABLE ACCOUNT CHARGES OF 1.15% OF THE DAILY NET ASSETS OF THE VARIABLE ACCOUNT. (CONTINUED)

YEAR ENDED DEC. 31,                                                                                                 2005      2004
----------------------------------------------------------------------------------------------------------------------------------
PUTNAM VT VISTA FUND - CLASS IB SHARES (11/15/2004)
Accumulation unit value at beginning of period                                                                   $  1.06   $  1.00
Accumulation unit value at end of period                                                                         $  1.17   $  1.06
Number of accumulation units outstanding at end of period (000 omitted)                                               --        --
----------------------------------------------------------------------------------------------------------------------------------
RIVERSOURCE(SM) VARIABLE PORTFOLIO - CASH MANAGEMENT FUND* (11/15/2004)
Accumulation unit value at beginning of period                                                                   $  1.00   $  1.00
Accumulation unit value at end of period                                                                         $  1.01   $  1.00
Number of accumulation units outstanding at end of period (000 omitted)                                              105        --

*     The 7-day simple and compound yields for RiverSource(SM) Variable Portfolio - Cash Management Fund at Dec. 31, 2005 were
      2.46% and 2.49%, respectively.
----------------------------------------------------------------------------------------------------------------------------------
RIVERSOURCE(SM) VARIABLE PORTFOLIO - DIVERSIFIED EQUITY INCOME FUND (11/15/2004)
Accumulation unit value at beginning of period                                                                   $  1.05   $  1.00
Accumulation unit value at end of period                                                                         $  1.18   $  1.05
Number of accumulation units outstanding at end of period (000 omitted)                                              198        --
----------------------------------------------------------------------------------------------------------------------------------
RIVERSOURCE(SM) VARIABLE PORTFOLIO - HIGH YIELD BOND FUND (11/15/2004)
Accumulation unit value at beginning of period                                                                   $  1.01   $  1.00
Accumulation unit value at end of period                                                                         $  1.04   $  1.01
Number of accumulation units outstanding at end of period (000 omitted)                                               35        --
----------------------------------------------------------------------------------------------------------------------------------
RIVERSOURCE(SM) VARIABLE PORTFOLIO - MID CAP GROWTH FUND (11/15/2004)
Accumulation unit value at beginning of period                                                                   $  1.04   $  1.00
Accumulation unit value at end of period                                                                         $  1.13   $  1.04
Number of accumulation units outstanding at end of period (000 omitted)                                               --        --
----------------------------------------------------------------------------------------------------------------------------------
RIVERSOURCE(SM) VARIABLE PORTFOLIO - NEW DIMENSIONS FUND(R)* (11/15/2004)
Accumulation unit value at beginning of period                                                                   $  1.01   $  1.00
Accumulation unit value at end of period                                                                         $  1.02   $  1.01
Number of accumulation units outstanding at end of period (000 omitted)                                               --        --

*     RiverSource(SM) Variable Portfolio - New Dimensions Fund(R) merged into RiverSource(SM) Variable Portfolio - Large Cap
      Equity Fund on March 17, 2006.
----------------------------------------------------------------------------------------------------------------------------------
RIVERSOURCE(SM) VARIABLE PORTFOLIO - S&P 500 INDEX FUND (11/15/2004)
Accumulation unit value at beginning of period                                                                   $  1.02   $  1.00
Accumulation unit value at end of period                                                                         $  1.06   $  1.02
Number of accumulation units outstanding at end of period (000 omitted)                                               --        --
----------------------------------------------------------------------------------------------------------------------------------
RIVERSOURCE(SM) VARIABLE PORTFOLIO - SMALL CAP VALUE FUND (11/15/2004)
Accumulation unit value at beginning of period                                                                   $  1.05   $  1.00
Accumulation unit value at end of period                                                                         $  1.10   $  1.05
Number of accumulation units outstanding at end of period (000 omitted)                                              149         5
----------------------------------------------------------------------------------------------------------------------------------
VAN KAMPEN LIFE INVESTMENT TRUST COMSTOCK PORTFOLIO CLASS II SHARES (11/15/2004)
Accumulation unit value at beginning of period                                                                   $  1.03   $  1.00
Accumulation unit value at end of period                                                                         $  1.06   $  1.03
Number of accumulation units outstanding at end of period (000 omitted)                                              343         8
----------------------------------------------------------------------------------------------------------------------------------
VAN KAMPEN UIF U.S. REAL ESTATE PORTFOLIO CLASS II SHARES (11/15/2004)
Accumulation unit value at beginning of period                                                                   $  1.05   $  1.00
Accumulation unit value at end of period                                                                         $  1.22   $  1.05
Number of accumulation units outstanding at end of period (000 omitted)                                               20        --
----------------------------------------------------------------------------------------------------------------------------------
WANGER INTERNATIONAL SMALL CAP (11/15/2004)
Accumulation unit value at beginning of period                                                                   $  1.09   $  1.00
Accumulation unit value at end of period                                                                         $  1.30   $  1.09
Number of accumulation units outstanding at end of period (000 omitted)                                              115         4
----------------------------------------------------------------------------------------------------------------------------------
WANGER U.S. SMALLER COMPANIES (11/15/2004)
Accumulation unit value at beginning of period                                                                   $  1.04   $  1.00
Accumulation unit value at end of period                                                                         $  1.14   $  1.04
Number of accumulation units outstanding at end of period (000 omitted)                                               82         2
----------------------------------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------

102 RIVERSOURCE ENDEAVOR SELECT VARIABLE ANNUITY
- ISSUED BY RIVERSOURCE LIFE INSURANCE CO. OF NEW YORK - PROSPECTUS

VARIABLE ACCOUNT CHARGES OF 1.70% OF THE DAILY NET ASSETS OF THE VARIABLE
ACCOUNT.

YEAR ENDED DEC. 31,                                                                                                 2005      2004
----------------------------------------------------------------------------------------------------------------------------------
AIM V.I. BASIC VALUE FUND, SERIES II SHARES (11/15/2004)
Accumulation unit value at beginning of period                                                                   $  1.03   $  1.00
Accumulation unit value at end of period                                                                         $  1.07   $  1.03
Number of accumulation units outstanding at end of period (000 omitted)                                                6         1
----------------------------------------------------------------------------------------------------------------------------------
AIM V.I. CAPITAL DEVELOPMENT FUND, SERIES II SHARES (11/15/2004)
Accumulation unit value at beginning of period                                                                   $  1.05   $  1.00
Accumulation unit value at end of period                                                                         $  1.13   $  1.05
Number of accumulation units outstanding at end of period (000 omitted)                                               --        --
----------------------------------------------------------------------------------------------------------------------------------
AIM V.I. MID CAP CORE EQUITY FUND, SERIES II SHARES (11/15/2004)
Accumulation unit value at beginning of period                                                                   $  1.02   $  1.00
Accumulation unit value at end of period                                                                         $  1.08   $  1.02
Number of accumulation units outstanding at end of period (000 omitted)                                                2        --
----------------------------------------------------------------------------------------------------------------------------------
ALLIANCEBERNSTEIN VPS BALANCED SHARES PORTFOLIO (CLASS B) (11/15/2004)
Accumulation unit value at beginning of period                                                                   $  1.02   $  1.00
Accumulation unit value at end of period                                                                         $  1.04   $  1.02
Number of accumulation units outstanding at end of period (000 omitted)                                               --        --
----------------------------------------------------------------------------------------------------------------------------------
ALLIANCEBERNSTEIN VPS GROWTH AND INCOME PORTFOLIO (CLASS B) (11/15/2004)
Accumulation unit value at beginning of period                                                                   $  1.03   $  1.00
Accumulation unit value at end of period                                                                         $  1.06   $  1.03
Number of accumulation units outstanding at end of period (000 omitted)                                               --        --
----------------------------------------------------------------------------------------------------------------------------------
ALLIANCEBERNSTEIN VPS INTERNATIONAL VALUE PORTFOLIO (CLASS B) (11/15/2004)
Accumulation unit value at beginning of period                                                                   $  1.05   $  1.00
Accumulation unit value at end of period                                                                         $  1.21   $  1.05
Number of accumulation units outstanding at end of period (000 omitted)                                               28         1
----------------------------------------------------------------------------------------------------------------------------------
AMERICAN CENTURY VP INFLATION PROTECTION, CLASS II (11/15/2004)
Accumulation unit value at beginning of period                                                                   $  1.01   $  1.00
Accumulation unit value at end of period                                                                         $  1.01   $  1.01
Number of accumulation units outstanding at end of period (000 omitted)                                               50         3
----------------------------------------------------------------------------------------------------------------------------------
AMERICAN CENTURY VP ULTRA(R), CLASS II (11/15/2004)
Accumulation unit value at beginning of period                                                                   $  1.03   $  1.00
Accumulation unit value at end of period                                                                         $  1.03   $  1.03
Number of accumulation units outstanding at end of period (000 omitted)                                               36        --
----------------------------------------------------------------------------------------------------------------------------------
AMERICAN CENTURY VP VALUE, CLASS II (11/15/2004)
Accumulation unit value at beginning of period                                                                   $  1.04   $  1.00
Accumulation unit value at end of period                                                                         $  1.07   $  1.04
Number of accumulation units outstanding at end of period (000 omitted)                                               --        --
----------------------------------------------------------------------------------------------------------------------------------
COLUMBIA HIGH YIELD FUND, VARIABLE SERIES, CLASS B* (11/15/2004)
Accumulation unit value at beginning of period                                                                   $  1.00   $  1.00
Accumulation unit value at end of period                                                                         $  1.01   $  1.00
Number of accumulation units outstanding at end of period (000 omitted)                                               16         1

*     Columbia High Yield Fund, Variable Series, Class B merged into Nations High Yield Bond Portfolio on April 28, 2006. On May
      1, 2006, Nations High Yield Bond Portfolio changed its name to Columbia High Yield Fund, Variable Series, Class B.
----------------------------------------------------------------------------------------------------------------------------------
COLUMBIA SMALL CAP VALUE FUND, VARIABLE SERIES, CLASS B (11/15/2004)
Accumulation unit value at beginning of period                                                                   $  1.06   $  1.00
Accumulation unit value at end of period                                                                         $  1.09   $  1.06
Number of accumulation units outstanding at end of period (000 omitted)                                               --        --
----------------------------------------------------------------------------------------------------------------------------------
DREYFUS INVESTMENT PORTFOLIOS MIDCAP STOCK PORTFOLIO, SERVICE SHARES (11/15/2004)
Accumulation unit value at beginning of period                                                                   $  1.04   $  1.00
Accumulation unit value at end of period                                                                         $  1.11   $  1.04
Number of accumulation units outstanding at end of period (000 omitted)                                               --        --
----------------------------------------------------------------------------------------------------------------------------------
DREYFUS VARIABLE INVESTMENT FUND APPRECIATION PORTFOLIO, SERVICE SHARES (11/15/2004)
Accumulation unit value at beginning of period                                                                   $  1.02   $  1.00
Accumulation unit value at end of period                                                                         $  1.04   $  1.02
Number of accumulation units outstanding at end of period (000 omitted)                                               --        --
----------------------------------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------

RIVERSOURCE ENDEAVOR SELECT VARIABLE ANNUITY
- ISSUED BY RIVERSOURCE LIFE INSURANCE CO. OF NEW YORK - PROSPECTUS 103

VARIABLE ACCOUNT CHARGES OF 1.70% OF THE DAILY NET ASSETS OF THE VARIABLE ACCOUNT. (CONTINUED)

YEAR ENDED DEC. 31,                                                                                                 2005      2004
----------------------------------------------------------------------------------------------------------------------------------
DREYFUS VARIABLE INVESTMENT FUND INTERNATIONAL VALUE PORTFOLIO, SERVICE SHARES (11/15/2004)
Accumulation unit value at beginning of period                                                                   $  1.05   $  1.00
Accumulation unit value at end of period                                                                         $  1.15   $  1.05
Number of accumulation units outstanding at end of period (000 omitted)                                               --        --
----------------------------------------------------------------------------------------------------------------------------------
FIDELITY(R) VIP CONTRAFUND(R) PORTFOLIO SERVICE CLASS 2 (11/15/2004)
Accumulation unit value at beginning of period                                                                   $  1.03   $  1.00
Accumulation unit value at end of period                                                                         $  1.18   $  1.03
Number of accumulation units outstanding at end of period (000 omitted)                                              105        43
----------------------------------------------------------------------------------------------------------------------------------
FIDELITY(R) VIP GROWTH PORTFOLIO SERVICE CLASS 2 (11/15/2004)
Accumulation unit value at beginning of period                                                                   $  1.02   $  1.00
Accumulation unit value at end of period                                                                         $  1.06   $  1.02
Number of accumulation units outstanding at end of period (000 omitted)                                               --        --
----------------------------------------------------------------------------------------------------------------------------------
FIDELITY(R) VIP INVESTMENT GRADE BOND PORTFOLIO SERVICE CLASS 2 (11/15/2004)
Accumulation unit value at beginning of period                                                                   $  1.00   $  1.00
Accumulation unit value at end of period                                                                         $  1.01   $  1.00
Number of accumulation units outstanding at end of period (000 omitted)                                               52         3
----------------------------------------------------------------------------------------------------------------------------------
FIDELITY(R) VIP MID CAP PORTFOLIO SERVICE CLASS 2 (11/15/2004)
Accumulation unit value at beginning of period                                                                   $  1.05   $  1.00
Accumulation unit value at end of period                                                                         $  1.22   $  1.05
Number of accumulation units outstanding at end of period (000 omitted)                                               12        --
----------------------------------------------------------------------------------------------------------------------------------
FIDELITY(R) VIP OVERSEAS PORTFOLIO SERVICE CLASS 2 (11/15/2004)
Accumulation unit value at beginning of period                                                                   $  1.05   $  1.00
Accumulation unit value at end of period                                                                         $  1.23   $  1.05
Number of accumulation units outstanding at end of period (000 omitted)                                                3        --
----------------------------------------------------------------------------------------------------------------------------------
FTVIPT FRANKLIN INCOME SECURITIES FUND - CLASS 2 (11/15/2004)
Accumulation unit value at beginning of period                                                                   $  1.03   $  1.00
Accumulation unit value at end of period                                                                         $  1.03   $  1.03
Number of accumulation units outstanding at end of period (000 omitted)                                               --        --
----------------------------------------------------------------------------------------------------------------------------------
FTVIPT FRANKLIN RISING DIVIDENDS SECURITIES FUND - CLASS 2 (11/15/2004)
Accumulation unit value at beginning of period                                                                   $  1.03   $  1.00
Accumulation unit value at end of period                                                                         $  1.04   $  1.03
Number of accumulation units outstanding at end of period (000 omitted)                                               --        --
----------------------------------------------------------------------------------------------------------------------------------
FTVIPT FRANKLIN SMALL-MID CAP GROWTH SECURITIES FUND - CLASS 2 (11/15/2004)
Accumulation unit value at beginning of period                                                                   $  1.02   $  1.00
Accumulation unit value at end of period                                                                         $  1.06   $  1.02
Number of accumulation units outstanding at end of period (000 omitted)                                               --        --
----------------------------------------------------------------------------------------------------------------------------------
FTVIPT MUTUAL SHARES SECURITIES FUND - CLASS 2 (11/15/2004)
Accumulation unit value at beginning of period                                                                   $  1.04   $  1.00
Accumulation unit value at end of period                                                                         $  1.13   $  1.04
Number of accumulation units outstanding at end of period (000 omitted)                                               33        33
----------------------------------------------------------------------------------------------------------------------------------
FTVIPT TEMPLETON GLOBAL INCOME SECURITIES FUND - CLASS 2 (11/15/2004)
Accumulation unit value at beginning of period                                                                   $  1.05   $  1.00
Accumulation unit value at end of period                                                                         $  1.00   $  1.05
Number of accumulation units outstanding at end of period (000 omitted)                                               19         1
----------------------------------------------------------------------------------------------------------------------------------
FTVIPT TEMPLETON GROWTH SECURITIES FUND - CLASS 2 (11/15/2004)
Accumulation unit value at beginning of period                                                                   $  1.04   $  1.00
Accumulation unit value at end of period                                                                         $  1.11   $  1.04
Number of accumulation units outstanding at end of period (000 omitted)                                               --        --
----------------------------------------------------------------------------------------------------------------------------------
GOLDMAN SACHS VIT MID CAP VALUE FUND (11/15/2004)
Accumulation unit value at beginning of period                                                                   $  1.04   $  1.00
Accumulation unit value at end of period                                                                         $  1.16   $  1.04
Number of accumulation units outstanding at end of period (000 omitted)                                               18        --
----------------------------------------------------------------------------------------------------------------------------------
MFS(R) NEW DISCOVERY SERIES - SERVICE CLASS (11/15/2004)
Accumulation unit value at beginning of period                                                                   $  1.04   $  1.00
Accumulation unit value at end of period                                                                         $  1.07   $  1.04
Number of accumulation units outstanding at end of period (000 omitted)                                               --        --
----------------------------------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------

104 RIVERSOURCE ENDEAVOR SELECT VARIABLE ANNUITY
- ISSUED BY RIVERSOURCE LIFE INSURANCE CO. OF NEW YORK - PROSPECTUS

VARIABLE ACCOUNT CHARGES OF 1.70% OF THE DAILY NET ASSETS OF THE VARIABLE ACCOUNT. (CONTINUED)

YEAR ENDED DEC. 31,                                                                                                 2005      2004
----------------------------------------------------------------------------------------------------------------------------------
MFS(R) TOTAL RETURN SERIES - SERVICE CLASS (11/15/2004)
Accumulation unit value at beginning of period                                                                   $  1.02   $  1.00
Accumulation unit value at end of period                                                                         $  1.03   $  1.02
Number of accumulation units outstanding at end of period (000 omitted)                                               --        --
----------------------------------------------------------------------------------------------------------------------------------
MFS(R) UTILITIES SERIES - SERVICE CLASS (11/15/2004)
Accumulation unit value at beginning of period                                                                   $  1.06   $  1.00
Accumulation unit value at end of period                                                                         $  1.21   $  1.06
Number of accumulation units outstanding at end of period (000 omitted)                                               --        --
----------------------------------------------------------------------------------------------------------------------------------
OPPENHEIMER CAPITAL APPRECIATION FUND/VA, SERVICE SHARES (11/15/2004)
Accumulation unit value at beginning of period                                                                   $  1.02   $  1.00
Accumulation unit value at end of period                                                                         $  1.05   $  1.02
Number of accumulation units outstanding at end of period (000 omitted)                                               63        35
----------------------------------------------------------------------------------------------------------------------------------
OPPENHEIMER GLOBAL SECURITIES FUND/VA, SERVICE SHARES (11/15/2004)
Accumulation unit value at beginning of period                                                                   $  1.07   $  1.00
Accumulation unit value at end of period                                                                         $  1.20   $  1.07
Number of accumulation units outstanding at end of period (000 omitted)                                               --        --
----------------------------------------------------------------------------------------------------------------------------------
OPPENHEIMER MAIN STREET SMALL CAP FUND/VA, SERVICE SHARES (11/15/2004)
Accumulation unit value at beginning of period                                                                   $  1.04   $  1.00
Accumulation unit value at end of period                                                                         $  1.13   $  1.04
Number of accumulation units outstanding at end of period (000 omitted)                                               --        --
----------------------------------------------------------------------------------------------------------------------------------
OPPENHEIMER STRATEGIC BOND FUND/VA, SERVICE SHARES (11/15/2004)
Accumulation unit value at beginning of period                                                                   $  1.02   $  1.00
Accumulation unit value at end of period                                                                         $  1.03   $  1.02
Number of accumulation units outstanding at end of period (000 omitted)                                               61        27
----------------------------------------------------------------------------------------------------------------------------------
PUTNAM VT HEALTH SCIENCES FUND - CLASS IB SHARES (11/15/2004)
Accumulation unit value at beginning of period                                                                   $  1.04   $  1.00
Accumulation unit value at end of period                                                                         $  1.15   $  1.04
Number of accumulation units outstanding at end of period (000 omitted)                                               --        --
----------------------------------------------------------------------------------------------------------------------------------
PUTNAM VT INTERNATIONAL EQUITY FUND - CLASS IB SHARES (11/15/2004)
Accumulation unit value at beginning of period                                                                   $  1.05   $  1.00
Accumulation unit value at end of period                                                                         $  1.16   $  1.05
Number of accumulation units outstanding at end of period (000 omitted)                                               --        --
----------------------------------------------------------------------------------------------------------------------------------
PUTNAM VT SMALL CAP VALUE FUND - CLASS IB SHARES (11/15/2004)
Accumulation unit value at beginning of period                                                                   $  1.05   $  1.00
Accumulation unit value at end of period                                                                         $  1.11   $  1.05
Number of accumulation units outstanding at end of period (000 omitted)                                               --        --
----------------------------------------------------------------------------------------------------------------------------------
PUTNAM VT VISTA FUND - CLASS IB SHARES (11/15/2004)
Accumulation unit value at beginning of period                                                                   $  1.06   $  1.00
Accumulation unit value at end of period                                                                         $  1.17   $  1.06
Number of accumulation units outstanding at end of period (000 omitted)                                               --        --
----------------------------------------------------------------------------------------------------------------------------------
RIVERSOURCE(SM) VARIABLE PORTFOLIO - CASH MANAGEMENT FUND* (11/15/2004)
Accumulation unit value at beginning of period                                                                   $  1.00   $  1.00
Accumulation unit value at end of period                                                                         $  1.01   $  1.00
Number of accumulation units outstanding at end of period (000 omitted)                                                4         1

*     The 7-day simple and compound yields for RiverSource(SM) Variable Portfolio - Cash Management Fund at
      Dec. 31, 2005 were 1.87% and 1.89%, respectively.
----------------------------------------------------------------------------------------------------------------------------------
RIVERSOURCE(SM) VARIABLE PORTFOLIO - DIVERSIFIED EQUITY INCOME FUND (11/15/2004)
Accumulation unit value at beginning of period                                                                   $  1.05   $  1.00
Accumulation unit value at end of period                                                                         $  1.17   $  1.05
Number of accumulation units outstanding at end of period (000 omitted)                                               51        --
----------------------------------------------------------------------------------------------------------------------------------
RIVERSOURCE(SM) VARIABLE PORTFOLIO - HIGH YIELD BOND FUND (11/15/2004)
Accumulation unit value at beginning of period                                                                   $  1.01   $  1.00
Accumulation unit value at end of period                                                                         $  1.03   $  1.01
Number of accumulation units outstanding at end of period (000 omitted)                                                9         1
----------------------------------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------

RIVERSOURCE ENDEAVOR SELECT VARIABLE ANNUITY
- ISSUED BY RIVERSOURCE LIFE INSURANCE CO. OF NEW YORK - PROSPECTUS 105

VARIABLE ACCOUNT CHARGES OF 1.70% OF THE DAILY NET ASSETS OF THE VARIABLE ACCOUNT. (CONTINUED)

YEAR ENDED DEC. 31,                                                                                                 2005      2004
----------------------------------------------------------------------------------------------------------------------------------
RIVERSOURCE(SM) VARIABLE PORTFOLIO - MID CAP GROWTH FUND (11/15/2004)
Accumulation unit value at beginning of period                                                                   $  1.04   $  1.00
Accumulation unit value at end of period                                                                         $  1.12   $  1.04
Number of accumulation units outstanding at end of period (000 omitted)                                               --        --
----------------------------------------------------------------------------------------------------------------------------------
RIVERSOURCE(SM) VARIABLE PORTFOLIO - NEW DIMENSIONS FUND(R)* (11/15/2004)
Accumulation unit value at beginning of period                                                                   $  1.01   $  1.00
Accumulation unit value at end of period                                                                         $  1.01   $  1.01
Number of accumulation units outstanding at end of period (000 omitted)                                               --        --

*     RiverSource(SM) Variable Portfolio - New Dimensions Fund(R) merged into RiverSource(SM) Variable
      Portfolio - Large Cap Equity Fund on March 17, 2006.
----------------------------------------------------------------------------------------------------------------------------------
RIVERSOURCE(SM) VARIABLE PORTFOLIO - S&P 500 INDEX FUND (11/15/2004)
Accumulation unit value at beginning of period                                                                   $  1.02   $  1.00
Accumulation unit value at end of period                                                                         $  1.05   $  1.02
Number of accumulation units outstanding at end of period (000 omitted)                                               --        --
----------------------------------------------------------------------------------------------------------------------------------
RIVERSOURCE(SM) VARIABLE PORTFOLIO - SMALL CAP VALUE FUND (11/15/2004)
Accumulation unit value at beginning of period                                                                   $  1.05   $  1.00
Accumulation unit value at end of period                                                                         $  1.09   $  1.05
Number of accumulation units outstanding at end of period (000 omitted)                                               29        --
----------------------------------------------------------------------------------------------------------------------------------
VAN KAMPEN LIFE INVESTMENT TRUST COMSTOCK PORTFOLIO CLASS II SHARES (11/15/2004)
Accumulation unit value at beginning of period                                                                   $  1.03   $  1.00
Accumulation unit value at end of period                                                                         $  1.05   $  1.03
Number of accumulation units outstanding at end of period (000 omitted)                                               72         1
----------------------------------------------------------------------------------------------------------------------------------
VAN KAMPEN UIF U.S. REAL ESTATE PORTFOLIO CLASS II SHARES (11/15/2004)
Accumulation unit value at beginning of period                                                                   $  1.05   $  1.00
Accumulation unit value at end of period                                                                         $  1.21   $  1.05
Number of accumulation units outstanding at end of period (000 omitted)                                                4         1
----------------------------------------------------------------------------------------------------------------------------------
WANGER INTERNATIONAL SMALL CAP (11/15/2004)
Accumulation unit value at beginning of period                                                                   $  1.08   $  1.00
Accumulation unit value at end of period                                                                         $  1.30   $  1.08
Number of accumulation units outstanding at end of period (000 omitted)                                               22        --
----------------------------------------------------------------------------------------------------------------------------------
WANGER U.S. SMALLER COMPANIES (11/15/2004)
Accumulation unit value at beginning of period                                                                   $  1.04   $  1.00
Accumulation unit value at end of period                                                                         $  1.14   $  1.04
Number of accumulation units outstanding at end of period (000 omitted)                                               17        --
----------------------------------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------

106 RIVERSOURCE ENDEAVOR SELECT VARIABLE ANNUITY
- ISSUED BY RIVERSOURCE LIFE INSURANCE CO. OF NEW YORK - PROSPECTUS

TABLE OF CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION

Calculating Annuity Payouts .................................    p. 3
Rating Agencies .............................................    p. 4
Revenues Received During Calendar Year 2005 .................    p. 4
Principal Underwriter .......................................    p. 5
Independent Registered Public Accounting Firm ...............    p. 5
Condensed Financial Information (Unaudited) .................    p. 6
Financial Statements


------------------------------------------------------------------------------

RIVERSOURCE ENDEAVOR SELECT VARIABLE ANNUITY
- ISSUED BY RIVERSOURCE LIFE INSURANCE CO. OF NEW YORK - PROSPECTUS 107

RIVERSOURCE [LOGO](SM)
         ANNUITIES


RiverSource Life Insurance Co. of New York

20 Madison Avenue Extension
P.O. Box 5555
Albany, NY 12205-0555
(800) 504-0469


          RiverSource Distributors, Inc. (Distributor), Member NASD.
                 Insurance and annuity products are issued by
           RiverSource Life Insurance Co. of New York, Albany, NY.

           (C) 2007 Ameriprise Financial, Inc. All rights reserved.

273480 H (1/07)

PROSPECTUS


JAN. 2, 2007


RIVERSOURCE

INNOVATIONS(SM) SELECT VARIABLE ANNUITY

INDIVIDUAL FLEXIBLE PURCHASE PAYMENT DEFERRED COMBINATION FIXED/VARIABLE
ANNUITY


ISSUED BY: RIVERSOURCE LIFE INSURANCE CO. OF NEW YORK (RIVERSOURCE LIFE OF NY)


           20 Madison Avenue Extension
           P.O. Box 5555
           Albany, NY 12205-0555
           Telephone: (800) 504-0469
           (Home Office)


           RIVERSOURCE OF NEW YORK VARIABLE ANNUITY ACCOUNT 2
           (PREVIOUSLY ACL VARIABLE ANNUITY ACCOUNT 2)


This prospectus contains information that you should know before investing. Prospectuses are also available for:

AIM Variable Insurance Funds, Series II Shares

AllianceBernstein Variable Products Series Fund, Inc. (Class B)

American Century(R) Variable Portfolios, Inc., Class II

Columbia Funds Variable Insurance Trust


Dreyfus Investment Portfolios, Service Share Class

Dreyfus Variable Investment Fund, Service Share Class

Fidelity(R) Variable Insurance Products Service Class 2

Franklin(R) Templeton(R) Variable Insurance Products
   Trust (FTVIPT) - Class 2


Goldman Sachs Variable Insurance Trust (VIT)

MFS(R) Variable Insurance Trust(SM) - Service Class

Oppenheimer Variable Account Funds, Service Shares

Putnam Variable Trust - Class IB Shares

RiverSource(SM) Variable Portfolio Funds


The Universal Institutional Funds, Inc., Class II Shares

Van Kampen Life Investment Trust Class II Shares

Wanger Advisors Trust


Please read the prospectuses carefully and keep them for future reference.

Contracts purchased prior to June 19, 2006 with a seven-year withdrawal charge schedule receive a purchase payment credit for each payment made to the contract. Purchase payment credits are not available on contracts purchased on or after June 19, 2006. Expense charges for contracts with purchase payment credits may be higher than expenses for contracts without such credits. The amount of the credit may be more than offset by any additional fees and charges associated with the credit. The credits may be reversed in certain circumstances. (See "Buying Your Contract -- Purchase Payment Credits.") Purchase payment credits are not available for contracts with a five-year withdrawal charge schedule.

THE SECURITIES AND EXCHANGE COMMISSION (SEC) HAS NOT APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

AN INVESTMENT IN THIS CONTRACT IS NOT A DEPOSIT OF A BANK OR FINANCIAL INSTITUTION AND IS NOT INSURED OR GUARANTEED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION (FDIC) OR ANY OTHER GOVERNMENT AGENCY. AN INVESTMENT IN THIS CONTRACT INVOLVES INVESTMENT RISK INCLUDING THE POSSIBLE LOSS OF PRINCIPAL.


A Statement of Additional Information (SAI), dated May 1, 2006, is incorporated by reference into this prospectus. It is filed with the SEC and is available without charge by contacting RiverSource Life of NY at the telephone number and address listed above. The table of contents of the SAI is on the last page of this prospectus. The SEC maintains an Internet site. This prospectus, the SAI and other information about the product are available on the EDGAR Database on the SEC's Internet site at (http://www.sec.gov).


Variable annuities are insurance products that are complex investment vehicles. Before you invest, be sure to ask your investment professional about the variable annuity's features, benefits, risks and fees, and whether the variable annuity is appropriate for you, based upon your financial situation and objectives.


This prospectus provides a general description of the contract and optional benefits. Your actual contract and any riders or endorsements are the controlling documents. RiverSource Life of NY has not authorized any person to give any information or to make any representations regarding the contract other than those contained in this prospectus or the fund prospectuses. Do not rely on any such information or representations.



------------------------------------------------------------------------------

RIVERSOURCE INNOVATIONS SELECT VARIABLE ANNUITY
- ISSUED BY RIVERSOURCE LIFE INSURANCE CO. OF NEW YORK - PROSPECTUS 1

RiverSource Life of NY offers other annuities, which your investment professional may or may not be authorized to offer to you. Each annuity has different features and optional benefits that may be appropriate for you based on your individual financial situation and needs, your age and how you intend to use the annuity. The different features and benefits may include the investment and fund manager options, variations in interest rate amount and guarantees, credits, withdrawal charge schedules and access to annuity account values. The fees and charges you will pay when buying, owning and withdrawing money from the contract we describe in this prospectus may be more or less than the fees and charges of other variable annuities we issue. A securities broker dealer authorized to sell the contract described in this prospectus (selling firm) may not offer all the variable annuities we issue. In addition, some selling firms may prohibit their investment professionals from offering the contract and/or optional benefits described herein to persons over a certain age (which may be lower than age limits we set), or may otherwise restrict the sale of the optional benefits described herein by their investment professionals. You should ask your investment professional about his or her selling firm's ability to offer you other variable annuities we issue (which might have lower fees and charges than the contract described in this prospectus), and any limits the selling firm has placed on your investment professional's ability to offer you the contract and/or optional riders described in this prospectus.


TABLE OF CONTENTS

KEY TERMS ....................................................................     3
THE CONTRACT IN BRIEF ........................................................     5
EXPENSE SUMMARY ..............................................................     7

CONDENSED FINANCIAL INFORMATION (UNAUDITED) ..................................    13
FINANCIAL STATEMENTS .........................................................    13
THE VARIABLE ACCOUNT AND THE FUNDS ...........................................    13
THE FIXED ACCOUNT ............................................................    25
BUYING YOUR CONTRACT .........................................................    27
CHARGES ......................................................................    29
VALUING YOUR INVESTMENT ......................................................    35
MAKING THE MOST OF YOUR CONTRACT .............................................    37
WITHDRAWALS ..................................................................    46
TSA -- SPECIAL WITHDRAWAL PROVISIONS .........................................    47
CHANGING OWNERSHIP ...........................................................    47
BENEFITS IN CASE OF DEATH ....................................................    47
OPTIONAL BENEFITS ............................................................    49
THE ANNUITY PAYOUT PERIOD ....................................................    65
TAXES ........................................................................    67
VOTING RIGHTS ................................................................    70
SUBSTITUTION OF INVESTMENTS ..................................................    70
ABOUT THE SERVICE PROVIDERS ..................................................    71
ADDITIONAL INFORMATION .......................................................    73
APPENDIX A: EXAMPLE -- INCOME ASSURER BENEFIT(SM) RIDER FEE ..................    75
APPENDIX B: EXAMPLE -- WITHDRAWAL CHARGES ....................................    76
APPENDIX C: EXAMPLE -- DEATH BENEFITS ........................................    79
APPENDIX D: EXAMPLE -- ACCUMULATION PROTECTOR BENEFIT(SM) RIDER ..............    80
APPENDIX E: EXAMPLE -- GUARANTOR WITHDRAWAL BENEFIT FOR LIFE(SM) RIDER .......    82
APPENDIX F: GUARANTOR WITHDRAWAL BENEFIT FOR LIFE(SM) RIDER -- ...............
   ADDITIONAL RMD DISCLOSURE .................................................    84
APPENDIX G: GUARANTOR(SM) WITHDRAWAL BENEFIT RIDER -- RIDER A DISCLOSURE .....    86
APPENDIX H: GUARANTOR(SM) WITHDRAWAL BENEFIT -- RIDER B DISCLOSURE ...........    91
APPENDIX I: GUARANTOR(SM) WITHDRAWAL BENEFIT -- ADDITIONAL RMD DISCLOSURE ....    96
APPENDIX J: EXAMPLE -- GUARANTOR(SM) WITHDRAWAL BENEFIT RIDER ................    97
APPENDIX K: EXAMPLE -- INCOME ASSURER BENEFIT(SM) RIDERS .....................    99
APPENDIX L: CONDENSED FINANCIAL INFORMATION (UNAUDITED) ......................   104
TABLE OF CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION .................   114


CORPORATE CONSOLIDATION


On Dec. 31, 2006, American Centurion Life Assurance Company merged into an affiliate company, IDS Life Insurance Company of New York (IDS Life NY). At that time, IDS Life NY changed its name to RiverSource Life Insurance Co. of New York. This merger helped simplify the overall corporate structure because the two life insurance companies were consolidated into one. This consolidation and renaming does not have any adverse effect on the features or benefits of your contract.



------------------------------------------------------------------------------

2 RIVERSOURCE INNOVATIONS SELECT VARIABLE ANNUITY
- ISSUED BY RIVERSOURCE LIFE INSURANCE CO. OF NEW YORK - PROSPECTUS

KEY TERMS

These terms can help you understand details about your contract.

ACCUMULATION UNIT: A measure of the value of each subaccount before annuity payouts begin.


ANNUITANT: The person on whose life or life expectancy the annuity payouts are based.


ANNUITY PAYOUTS: An amount paid at regular intervals under one of several plans.

ASSUMED INVESTMENT RATE: The rate of return we assume your investments will earn when we calculate your initial annuity payout amount using the annuity table in your contract. The standard assumed investment rate we use is 3.5% but you may request we substitute an assumed investment rate of 5.0%. The 5.0% assumed investment rate is not available for any contracts with a five-year withdrawal charge schedule and a MAV Death Benefit.

BENEFICIARY: The person you designate to receive benefits in case of the owner's or annuitant's death while the contract is in force.

CLOSE OF BUSINESS: The time the New York Stock Exchange (NYSE) closes (4 p.m. Eastern time unless the NYSE closes earlier).

CODE: The Internal Revenue Code of 1986, as amended.

CONTRACT: A deferred annuity contract that permits you to accumulate money for retirement by making one or more purchase payments. It provides for lifetime or other forms of payouts beginning at a specified time in the future.

CONTRACT VALUE: The total value of your contract before we deduct any applicable charges.

CONTRACT YEAR: A period of 12 months, starting on the effective date of your contract and on each anniversary of the effective date.

FIXED ACCOUNT: Our general account which includes the one-year fixed account and the DCA fixed account. Amounts you allocate to the fixed account earn interest rates we declare periodically.

FUNDS: Investment options under your contract. You may allocate your purchase payments into subaccounts investing in shares of any or all of these funds.

OWNER (YOU, YOUR): The person who controls the contract (decides on investment allocations, transfers, payout options, etc.). Usually, but not always, the owner is also the annuitant. The owner is responsible for taxes, regardless of whether he or she receives the contract's benefits.

PURCHASE PAYMENT CREDITS: For contracts purchased prior to June 19, 2006 with a seven-year withdrawal schedule only, an addition we make to your contract value. We base the amount of the credit on total net payments (total payments less total withdrawals). We apply the credit to your contract based on your current payment. Purchase payment credits are not be available on contracts purchased on or after June 19, 2006.

QUALIFIED ANNUITY: A contract that you purchase to fund one of the following tax-deferred retirement plans that is subject to applicable federal law and any rules of the plan itself:

o     Individual Retirement Annuities (IRAs) under Section 408(b) of the Code

o     Roth IRAs under Section 408A of the Code

o     Simplified Employee Pension IRA (SEP) plans under Section 408(k) of the
      Code

o     Tax-Sheltered Annuity (TSA) rollovers under Section 403(b) of the Code

A qualified annuity will not provide any necessary or additional tax deferral if it is used to fund a retirement plan that is already tax-deferred.

All other contracts are considered NONQUALIFIED ANNUITIES.

RETIREMENT DATE: The date when annuity payouts are scheduled to begin.

RIDER EFFECTIVE DATE: The date you add a rider to the contract.


RIVERSOURCE LIFE OF NY: In this prospectus, "we," "us," "our" and "RiverSource Life of NY" refer to RiverSource Life Insurance Company of New York.



------------------------------------------------------------------------------

RIVERSOURCE INNOVATIONS SELECT VARIABLE ANNUITY
- ISSUED BY RIVERSOURCE LIFE INSURANCE CO. OF NEW YORK - PROSPECTUS 3

VALUATION DATE: Any normal business day, Monday through Friday, on which the NYSE is open, up to the close of business. At the close of business, the next valuation date begins. We calculate the accumulation unit value of each subaccount on each valuation date. If we receive your purchase payment or any transaction request (such as a transfer or withdrawal request) at our home office before the close of business, we will process your payment or transaction using the accumulation unit value we calculate on the valuation date we received your payment or transaction request. On the other hand, if we receive your purchase payment or transaction request at our home office at or after the close of business, we will process your payment or transaction using the accumulation unit value we calculate on the next valuation date. If you make a transaction request by telephone (including by fax), you must have completed your transaction by the close of business in order for us to process it using the accumulation unit value we calculate on that valuation date. If you were not able to complete your transaction before the close of business for any reason, including telephone service interruptions or delays due to high call volume, we will process your transaction using the accumulation unit value we calculate on the next valuation date.

VARIABLE ACCOUNT: Consists of separate subaccounts to which you may allocate purchase payments; each invests in shares of one fund. The value of your investment in each subaccount changes with the performance of the particular fund.

WITHDRAWAL VALUE: The amount you are entitled to receive if you make a full withdrawal from your contract. It is the contract value minus any applicable charges.


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4 RIVERSOURCE INNOVATIONS SELECT VARIABLE ANNUITY
- ISSUED BY RIVERSOURCE LIFE INSURANCE CO. OF NEW YORK - PROSPECTUS

THE CONTRACT IN BRIEF

PURPOSE: The purpose of the contract is to allow you to accumulate money for retirement. You do this by making one or more purchase payments. You may allocate your purchase payments to the one-year fixed account, the DCA fixed account and/or subaccounts of the separate variable account under the contract. These accounts, in turn, may earn returns that increase the value of the contract. Beginning at a specified time in the future called the retirement date, the contract provides lifetime or other forms of payout of your contract value.

It may not be advantageous for you to purchase this contract in exchange for, or in addition to, an existing annuity or life insurance policy. Generally, you can exchange one annuity for another in a "tax-free" exchange under
Section 1035 of the Code. You also generally can exchange a life insurance policy for an annuity. However, before making an exchange, you should compare both contracts carefully because the features and benefits may be different. Fees and charges may be higher or lower on your old contract than on this contract. You may have to pay a withdrawal charge when you exchange out of your old contract and a new withdrawal charge period will begin when you exchange into this contract. If the exchange does not qualify for Section 1035 treatment, you also may have to pay federal income tax on the exchange. You should not exchange your old contract for this contract, or buy this contract in addition to your old contract, unless you determine it is in your best interest.

TAX-DEFERRED RETIREMENT PLANS: Most annuities have a tax-deferred feature. So do many retirement plans under the Code. As a result, when you use a qualified annuity to fund a retirement plan that is tax-deferred, your contract will not provide any necessary or additional tax deferral for that retirement plan. A qualified annuity has features other than tax deferral that may help you reach your retirement goals. In addition, the Code subjects retirement plans to required withdrawals triggered at a certain age. These mandatory withdrawals are called required minimum distributions ("RMDs"). RMDs may reduce the value of certain death benefits and optional riders (see "Taxes -- Qualified Annuities -- Required Minimum Distributions"). You should consult your tax advisor before you purchase the contract as a qualified annuity for an explanation of the tax implications to you.

FREE LOOK PERIOD: You may return your contract to your investment professional or to our home office within the time stated on the first page of your contract and receive a full refund of the contract value, less any purchase payment credits up to the maximum withdrawal charge. (See "Buying Your Contract -- Purchase Payment Credits.") We will not deduct any contract charges or fees. However, you bear the investment risk from the time of purchase until you return the contract; the refund amount may be more or less than the payment you made. (EXCEPTION: If the law requires, we will refund all of your purchase payments.)

ACCOUNTS: Generally, you may allocate your purchase payments among any or all of:


o the subaccounts of the variable account, each of which invests in a fund with a particular investment objective. The value of each subaccount varies with the performance of the particular fund in which it invests. We cannot guarantee that the value at the retirement date will equal or exceed the total purchase payments you allocate to the subaccounts. (p.
      13)

o the one-year fixed account, which earns interest at rates that we adjust periodically. There are restrictions on the amount you can allocate to this account as well as on transfers from this account (see "Buying Your Contract" and "Transfer policies"). (p. 25)

o the DCA fixed account, which earns interest at rates that we adjust periodically. There are restrictions on how long contract value can remain in this account (see "DCA Fixed Account"). (p. 25)


BUYING YOUR CONTRACT: There are many factors to consider carefully and fully before you buy a variable annuity and any optional benefit rider. Variable annuities -- with or without optional benefit riders -- are not right for everyone. MAKE SURE YOU HAVE ALL THE FACTS YOU NEED BEFORE YOU PURCHASE A VARIABLE ANNUITY OR CHOOSE AN OPTIONAL BENEFIT RIDER. When considering the purchase of a variable annuity and when choosing an optional benefit rider, you should always work with an investment professional you know and trust. Older persons who are considering buying a variable annuity may find it helpful to consult with or include a family member, friend or other trusted advisor in the decision making process before buying a contract.

After carefully reviewing this prospectus and any other disclosure materials you are provided, make sure you understand how the variable annuity and any optional benefit riders you choose work. Make sure that the annuity and any optional rider you are considering will meet both your current and anticipated future financial situation and needs. Some of the factors among others you may wish to consider before you buy a variable annuity or choose an optional benefit rider include:

o Your age: if you are an older person, you may not necessarily have a need for tax deferral, retirement income or a death benefit.

o How long you plan to hold your annuity: The contract has withdrawal charges. (p. 7) Does the contract meet your current and anticipated future needs for liquidity?


o How and when you plan to take money from your annuity: under current tax law, withdrawals, including withdrawals made under optional benefit riders, are taxed differently than annuity payments. In addition, certain withdrawals may be subject to a federal income tax penalty. (p.
      67)


o Your investment objectives, how much experience you have in managing investments and how much risk you are you willing to accept.


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RIVERSOURCE INNOVATIONS SELECT VARIABLE ANNUITY
- ISSUED BY RIVERSOURCE LIFE INSURANCE CO. OF NEW YORK - PROSPECTUS 5

o Short-term trading: if you plan to manage your investment in the contract by frequent or short-term trading, this contract is not suitable for you and you should not buy it. (p. 43)


o If you can afford the contract: Are your annual income and assets adequate to buy the annuity and any optional benefit riders you may choose?

o The fees and expenses you will pay when buying, owning and withdrawing money from this contract. (p. 7)

Your investment professional will help you complete and submit an application. We are required by law to obtain certain personal information from you which will be used by us to verify your identity. If you do not provide us the information, we may not be able to issue your contract. If we are unable to verify your identity, we reserve the right to reject your application or take such other steps as we deem reasonable. Applications are subject to acceptance at our home office. You may buy a nonqualified annuity or a qualified annuity. After your initial purchase payment, you have the option of making additional purchase payments in the future. Purchase payment amounts and purchase payment timing may be limited under the terms of your contract and/or pursuant to state requirements.

MINIMUM INITIAL PURCHASE PAYMENT
   $10,000

MINIMUM ADDITIONAL PURCHASE PAYMENTS
   $100 for all other payment types

MAXIMUM TOTAL PURCHASE PAYMENTS*
   $1,000,000


* This limit applies in total to all RiverSource Life of NY annuities you own. We reserve the right to waive or increase the maximum limit. For qualified annuities, the Code's limits on annual contributions also apply. We may also restrict cumulative additional purchase payments to $100,000 for contracts with the Guarantor Withdrawal Benefit for Life(SM) rider and will restrict cumulative additional purchase payments to $100,000 for contracts with the Guarantor(SM) Withdrawal Benefit rider. Additional purchase payments are restricted during the waiting period after the first 180 days immediately following the effective date of the Accumulation Protector Benefit(SM) Rider.

TRANSFERS: Subject to certain restrictions, you currently may redistribute your contract value among the accounts without charge at any time until annuity payouts begin, and once per contract year among the subaccounts after annuity payouts begin. You may establish automated transfers among the accounts. Transfers into the DCA fixed account are not permitted. There are restrictions on the amount you can allocate the one-year fixed account as well as on transfers from this account (see "Making the Most of Your Contract -- Transfer policies"). (p. 43)

WITHDRAWALS: You may withdraw all or part of your contract value at any time before the retirement date. You also may establish automated partial withdrawals. Withdrawals may be subject to charges and income taxes (including a 10% IRS penalty if you make withdrawals prior to your reaching age 59 1/2 and may have other tax consequences. Certain other restrictions may apply. (p.
46)

CHANGING OWNERSHIP: You may change ownership of a nonqualified annuity by written instruction, but this may have federal income tax consequences. Restrictions apply to changing ownership of a qualified annuity. (p. 47)

BENEFITS IN CASE OF DEATH: If you or the annuitant die before annuity payouts begin, we will pay the beneficiary an amount based on the death benefit selected. (p. 47)

OPTIONAL BENEFITS: This contract offers features that are available for additional charges if you meet certain criteria. Optional benefits may require the use of a model portfolio which may limit transfers and allocations; may limit the timing, amount and allocation of the purchase payments; and may limit the amount of partial withdrawals that can be taken under the optional benefit during a contract year. (p. 49)

ANNUITY PAYOUTS: You can apply your contract value to an annuity payout plan that begins on the retirement date. You may choose from a variety of plans to make sure that payouts continue as long as you like. If you purchased a qualified annuity, the payout schedule must meet IRS requirements. We can make payouts on a fixed or variable basis, or both. During the annuity payout period, your choices for subaccounts may be limited. The DCA fixed account is not available during the payout period. (p. 65)

TAXES: Generally, income earned on your contract value grows tax-deferred until you make withdrawals or begin to receive payouts. (Under certain circumstances, IRS penalty taxes may apply.) The tax treatment of qualified and nonqualified annuities differs. Even if you direct payouts to someone else, you will be taxed on the income if you are the owner. (p. 67)


LIMITATIONS ON USE OF CONTRACT: If mandated by applicable law, including, but not limited to, federal anti-money laundering laws, we may be required to reject a purchase payment. We may also be required to block an owner's access to contract values or to satisfy other statutory obligations. Under these circumstances, we may refuse to implement requests for transfers, withdrawals or death benefits until instructions are received from the appropriate governmental authority or a court of competent jurisdiction.


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6 RIVERSOURCE INNOVATIONS SELECT VARIABLE ANNUITY
- ISSUED BY RIVERSOURCE LIFE INSURANCE CO. OF NEW YORK - PROSPECTUS

EXPENSE SUMMARY

THE FOLLOWING TABLES DESCRIBE THE FEES AND EXPENSES THAT YOU WILL PAY WHEN BUYING, OWNING AND MAKING A WITHDRAWAL FROM THE CONTRACT. THE FIRST TABLE DESCRIBES THE FEES AND EXPENSES THAT YOU WILL PAY AT THE TIME THAT YOU BUY THE CONTRACT OR MAKE A WITHDRAWAL FROM THE CONTRACT.

CONTRACT OWNER TRANSACTION EXPENSES

WITHDRAWAL CHARGE
(Contingent deferred sales charge as a percentage of purchase payments withdrawn)

You select either a seven-year or five-year withdrawal charge schedule at the time of application.

              SEVEN-YEAR SCHEDULE                       FIVE-YEAR SCHEDULE
   YEARS FROM PURCHASE   WITHDRAWAL CHARGE   YEARS FROM PURCHASE   WITHDRAWAL CHARGE
     PAYMENT RECEIPT       PERCENTAGE          PAYMENT RECEIPT       PERCENTAGE
          1                     8%                   1                   8%
          2                     8                    2                   7
          3                     7                    3                   6
          4                     7                    4                   4
          5                     6                    5                   2
          6                     5                    Thereafter          0
          7                     3
          Thereafter            0

WITHDRAWAL CHARGE UNDER ANNUITY PAYOUT PLAN E -- PAYOUTS FOR A SPECIFIC
PERIOD: Under this annuity payout plan, in most cases you can elect to take a withdrawal of the remaining variable payouts. If you take a withdrawal we impose a withdrawal charge. This charge will vary based on the death benefit guarantee and the assumed investment rate (AIR) you selected for the variable payouts. The withdrawal charge equals the present value of the remaining variable payouts using an AIR of either 3.5% or 5% minus the present value of the remaining variable payouts using the applicable discount rate shown in the table below. (See "Charges -- Withdrawal Charge" and "The Annuity Payout Period -- Annuity Payout Plans.")

FOR CONTRACTS PURCHASED ON OR AFTER JUNE 19, 2006

                                            AND YOUR AIR IS 3.5%, THEN           AND YOUR AIR IS 5.0%, THEN
IF YOUR WITHDRAWAL CHARGE SCHEDULE IS:   YOUR DISCOUNT RATE PERCENT (%) IS:   YOUR DISCOUNT RATE PERCENT (%) IS:
QUALIFIED
Seven-year withdrawal charge schedule                5.90%                                7.40%
Five-year withdrawal charge schedule                 6.15%                                7.65%

NONQUALIFIED
Seven-year withdrawal charge schedule                6.10%                                6.25%
Five-year withdrawal charge schedule                 7.70%                                7.85%

FOR ALL OTHER CONTRACTS

                                            AND YOUR AIR IS 3.5%, THEN           AND YOUR AIR IS 5.0%, THEN
IF YOUR WITHDRAWAL CHARGE SCHEDULE IS:   YOUR DISCOUNT RATE PERCENT (%) IS:   YOUR DISCOUNT RATE PERCENT (%) IS:
QUALIFIED
Seven-year withdrawal charge schedule                6.00%                                7.50%
Five-year withdrawal charge schedule                 6.15%                                7.65%

NONQUALIFIED
Seven-year withdrawal charge schedule                6.20%                                6.35%
Five-year withdrawal charge schedule                 7.70%                                7.85%


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RIVERSOURCE INNOVATIONS SELECT VARIABLE ANNUITY
- ISSUED BY RIVERSOURCE LIFE INSURANCE CO. OF NEW YORK - PROSPECTUS 7

THE NEXT TWO TABLES DESCRIBE THE FEES AND EXPENSES THAT YOU WILL PAY PERIODICALLY DURING THE TIME THAT YOU OWN THE CONTRACT, NOT INCLUDING FUND FEES AND EXPENSES.

ANNUAL VARIABLE ACCOUNT EXPENSES

(As a percentage of average daily subaccount value.)

YOU MUST CHOOSE A DEATH BENEFIT GUARANTEE, A QUALIFIED OR NONQUALIFIED CONTRACT AND THE LENGTH OF YOUR CONTRACT'S WITHDRAWAL CHARGE SCHEDULE. THE COMBINATION YOU CHOOSE DETERMINES THE MORTALITY AND EXPENSE RISK FEES YOU PAY. THE TABLE BELOW SHOWS THE COMBINATIONS AVAILABLE TO YOU AND THEIR COST. THE VARIABLE ACCOUNT ADMINISTRATIVE CHARGE IS IN ADDITION TO THE MORTALITY AND EXPENSE RISK FEE.

SEVEN-YEAR WITHDRAWAL CHARGE SCHEDULE FOR CONTRACTS PURCHASED ON OR AFTER JUNE 19, 2006

                                                                      MORTALITY AND       VARIABLE ACCOUNT      TOTAL VARIABLE
                                                                    EXPENSE RISK FEE   ADMINISTRATIVE CHARGE   ACCOUNT EXPENSE
QUALIFIED ANNUITIES
ROP Death Benefit                                                         0.90%                0.15%                 1.05%
MAV Death Benefit                                                         1.10                 0.15                  1.25

NONQUALIFIED ANNUITIES
ROP Death Benefit                                                         1.05                 0.15                  1.20
MAV Death Benefit                                                         1.25                 0.15                  1.40

                                                                      MORTALITY AND       VARIABLE ACCOUNT      TOTAL VARIABLE
                                                                    EXPENSE RISK FEE   ADMINISTRATIVE CHARGE   ACCOUNT EXPENSE
SEVEN-YEAR WITHDRAWAL CHARGE SCHEDULE FOR ALL OTHER CONTRACTS

QUALIFIED ANNUITIES
ROP Death Benefit                                                         1.00%                0.15%                1.15%
MAV Death Benefit                                                         1.20                 0.15                 1.35

NONQUALIFIED ANNUITIES
ROP Death Benefit                                                         1.15                 0.15                 1.30
MAV Death Benefit                                                         1.35                 0.15                 1.50

FIVE-YEAR WITHDRAWAL CHARGE SCHEDULE FOR ALL CONTRACTS

QUALIFIED ANNUITIES
ROP Death Benefit                                                         1.20%                0.15%                1.35%
MAV Death Benefit                                                         1.40                 0.15                 1.55

NONQUALIFIED ANNUITIES
ROP Death Benefit                                                         1.35                 0.15                 1.50
MAV Death Benefit                                                         1.55                 0.15                 1.70


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8 RIVERSOURCE INNOVATIONS SELECT VARIABLE ANNUITY
- ISSUED BY RIVERSOURCE LIFE INSURANCE CO. OF NEW YORK - PROSPECTUS

OTHER ANNUAL EXPENSES

ANNUAL CONTRACT ADMINISTRATIVE CHARGE                                                                    $40
(We will waive this charge when your contract value is $50,000 or more on the current contract anniversary except at full withdrawal.)

OPTIONAL LIVING BENEFITS

If eligible, you may select one of the following optional living benefits. Each optional living benefit requires the use of an asset allocation model portfolio. The fees apply only if you elect one of these benefits.

ACCUMULATION PROTECTOR BENEFIT(SM) RIDER FEE                                            MAXIMUM: 1.75%   CURRENT: 0.55%
(Charged annually on the contract anniversary as a percentage of the contract value or the Minimum Contract Accumulation Value, whichever is greater.)

GUARANTOR WITHDRAWAL BENEFIT FOR LIFE(SM) RIDER FEE                                     MAXIMUM: 1.50%   CURRENT: 0.65%
(Charged annually on the contract anniversary as a percentage of the contract value or the total Remaining Benefit Amount, whichever is greater.)

GUARANTOR(SM) WITHDRAWAL BENEFIT RIDER FEE                                              MAXIMUM: 1.50%   CURRENT: 0.55%
(As a percentage of contract value charged annually on the contract anniversary.)

INCOME ASSURER BENEFIT(SM) - MAV RIDER FEE                                              MAXIMUM: 1.50%   CURRENT: 0.30%

INCOME ASSURER BENEFIT(SM) - 5% ACCUMULATION BENEFIT BASE RIDER FEE                     MAXIMUM: 1.75%   CURRENT: 0.60%

INCOME ASSURER BENEFIT(SM) - GREATER OF MAV OR 5% ACCUMULATION BENEFIT BASE RIDER FEE   MAXIMUM: 2.00%   CURRENT: 0.65%
(As a percentage of the guaranteed income benefit base charged annually on the contract anniversary.)


ANNUAL OPERATING EXPENSES OF THE FUNDS

THE NEXT TWO TABLES DESCRIBE THE OPERATING EXPENSES OF THE FUNDS. THE FIRST TABLE SHOWS THE MINIMUM AND MAXIMUM TOTAL OPERATING EXPENSES CHARGED BY THE FUNDS. THE SECOND TABLE SHOWS THE FEES AND EXPENSES CHARGED BY EACH FUND. MORE DETAIL CONCERNING EACH FUND'S FEES AND EXPENSES IS CONTAINED IN THE PROSPECTUS FOR EACH FUND.

MINIMUM AND MAXIMUM ANNUAL OPERATING EXPENSES FOR THE FUNDS
(Including management fee, distribution and/or service (12b-1) fees and other expenses)(a)

                                                                                        MINIMUM     MAXIMUM
Total expenses before fee waivers and/or expense reimbursements                          0.53%       1.53%

(a)   Each fund deducts management fees and other expenses from fund assets.
      Fund assets include amounts you allocate to a particular fund. Funds may also charge 12b-1 fees that are used to finance any activity that is primarily intended to result in the sale of fund shares. Because 12b-1 fees are paid out of fund assets on an ongoing basis, you may pay more if you select subaccounts investing in funds that have adopted 12b-1 plans than if you select subaccounts investing in funds that have not adopted 12b-1 plans. The fund or the fund's affiliates may pay us and/or our affiliates for promoting and supporting the offer, sale and servicing of fund shares. In addition, the fund's distributor and/or investment adviser, transfer agent or their affiliates may pay us and/or our affiliates for various services we or our affiliates provide. The amount of these payments will vary by fund and may be significant. See
      "The Variable Account and the Funds" for additional information, including potential conflicts of interest these payments may create. For a more complete description of each fund's fees and expenses and important disclosure regarding payments the fund and/or its affiliates make, please review the fund's prospectus and SAI.

TOTAL ANNUAL OPERATING EXPENSES FOR EACH FUND
(Before fee waivers and/or expense reimbursements, if applicable, as a percentage of average daily net assets)

                                                                                                                GROSS TOTAL
                                                                             MANAGEMENT    12b-1     OTHER        ANNUAL
                                                                                FEES       FEES     EXPENSES     EXPENSES
AIM V.I. Basic Value Fund, Series II Shares                                     0.72%      0.25%      0.30%      1.27%(1),(2)
AIM V.I. Capital Development Fund, Series II Shares                             0.75       0.25       0.34       1.34(1)
AIM V.I. Mid Cap Core Equity Fund, Series II Shares                             0.72       0.25       0.31       1.28(1)
AllianceBernstein VPS Balanced Shares Portfolio (Class B)                       0.55       0.25       0.16       0.96(3)
AllianceBernstein VPS Growth and Income Portfolio (Class B)                     0.55       0.25       0.05       0.85(3)
AllianceBernstein VPS International Value Portfolio (Class B)                   0.75       0.25       0.12       1.12(3)
American Century VP Inflation Protection, Class II                              0.49       0.25       0.01       0.75(3)
American Century VP International, Class II                                     1.13       0.25         --       1.38(3)
American Century VP Ultra(R), Class II                                          0.90       0.25       0.01       1.16(3)
American Century VP Value, Class II                                             0.83       0.25         --       1.08(3)
Columbia High Yield Fund, Variable Series, Class B                              0.55       0.25       0.37       1.17(4)
Columbia Small Cap Value Fund, Variable Series, Class B                         0.80       0.25       0.10       1.15(6)
Dreyfus Investment Portfolios MidCap Stock Portfolio, Service Shares            0.75       0.25       0.04       1.04(3)
Dreyfus Investment Portfolios Technology Growth Portfolio, Service Shares       0.75       0.25       0.06       1.06(3)


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RIVERSOURCE INNOVATIONS SELECT VARIABLE ANNUITY
- ISSUED BY RIVERSOURCE LIFE INSURANCE CO. OF NEW YORK - PROSPECTUS 9

(Before fee waivers and/or expense reimbursements, if applicable, as a percentage of average daily net assets)

                                                                                                                GROSS TOTAL
                                                                                 MANAGEMENT   12b-1    OTHER      ANNUAL
                                                                                    FEES      FEES    EXPENSES   EXPENSES
Dreyfus Variable Investment Fund Appreciation Portfolio, Service Shares             0.75%     0.25%     0.05%     1.05%(3)
Dreyfus Variable Investment Fund International Value Portfolio, Service Shares      1.00      0.25      0.20      1.45(3)
Fidelity(R) VIP Contrafund(R) Portfolio Service Class 2                             0.57      0.25      0.09      0.91(6)
Fidelity(R) VIP Growth Portfolio Service Class 2                                    0.57      0.25      0.10      0.92(6)
Fidelity(R) VIP Investment Grade Bond Portfolio Service Class 2                     0.36      0.25      0.12      0.73(3)
Fidelity(R) VIP Mid Cap Portfolio Service Class 2                                   0.57      0.25      0.12      0.94(6)
Fidelity(R) VIP Overseas Portfolio Service Class 2                                  0.72      0.25      0.17      1.14(6)
FTVIPT Franklin Income Securities Fund - Class 2                                    0.46      0.25      0.02      0.73(7),(8)
FTVIPT Franklin Rising Dividends Securities Fund - Class 2                          0.62      0.25      0.02      0.89(7),(8),(9)
FTVIPT Franklin Small-Mid Cap Growth Securities Fund - Class 2                      0.48      0.25      0.28      1.01(8),(9)
FTVIPT Mutual Shares Securities Fund - Class 2                                      0.60      0.25      0.18      1.03(8)
FTVIPT Templeton Global Income Securities Fund - Class 2                            0.62      0.25      0.12      0.99(7)
FTVIPT Templeton Growth Securities Fund - Class 2                                   0.75      0.25      0.07      1.07(7),(8)
Goldman Sachs VIT Mid Cap Value Fund                                                0.80        --      0.07      0.87(10)
MFS(R) Investors Growth Stock Series - Service Class                                0.75      0.25      0.15      1.15(11),(12)
MFS(R) New Discovery Series - Service Class                                         0.90      0.25      0.16      1.31(11),(12)
MFS(R) Total Return Series - Service Class                                          0.75      0.25      0.09      1.09(11),(12)
MFS(R) Utilities Series - Service Class                                             0.75      0.25      0.15      1.15(11),(12)
Oppenheimer Capital Appreciation Fund/VA, Service Shares                            0.64      0.25      0.02      0.91(13)
Oppenheimer Global Securities Fund/VA, Service Shares                               0.63      0.25      0.04      0.92(13)
Oppenheimer Main Street Small Cap Fund/VA, Service Shares                           0.74      0.25      0.05      1.04(13)
Oppenheimer Strategic Bond Fund/VA, Service Shares                                  0.69      0.25      0.02      0.96(13)
Putnam VT Health Sciences Fund - Class IB Shares                                    0.70      0.25      0.11      1.06(3)
Putnam VT International Equity Fund - Class IB Shares                               0.75      0.25      0.18      1.18(3)
Putnam VT Small Cap Value Fund - Class IB Shares                                    0.76      0.25      0.08      1.09(3)
Putnam VT Vista Fund - Class IB Shares                                              0.65      0.25      0.09      0.99(3)
RiverSource(SM) Variable Portfolio - Cash Management Fund                           0.33      0.13      0.16      0.62(14),(15)
RiverSource(SM) Variable Portfolio - Diversified Bond Fund                          0.47      0.13      0.17      0.77(14),(15)
RiverSource(SM) Variable Portfolio - Diversified Equity Income Fund                 0.67      0.13      0.16      0.96(14),(15),(16)
RiverSource(SM) Variable Portfolio - Emerging Markets Fund                          1.09      0.13      0.31      1.53(14),(15),(16)
RiverSource(SM) Variable Portfolio - Global Inflation Protected Securities Fund     0.44      0.13      0.20      0.77(14),(15)
RiverSource(SM) Variable Portfolio - Growth Fund                                    0.62      0.13      0.17      0.92(14),(15),(16)
RiverSource(SM) Variable Portfolio - High Yield Bond Fund                           0.59      0.13      0.17      0.89(14),(15)
RiverSource(SM) Variable Portfolio - Income Opportunities Fund                      0.61      0.13      0.23      0.97(14),(15)
RiverSource(SM) Variable Portfolio - International Opportunity Fund                 0.79      0.13      0.20      1.12(14),(15)
RiverSource(SM) Variable Portfolio - Large Cap Equity Fund                          0.55      0.13      0.14      0.82(14),(15)
RiverSource(SM) Variable Portfolio - Large Cap Value Fund                           0.56      0.13      0.53      1.22(14),(15),(16)
RiverSource(SM) Variable Portfolio - Mid Cap Growth Fund                            0.66      0.13      0.15      0.94(14),(15),(16)
RiverSource(SM) Variable Portfolio - S&P 500 Index Fund                             0.22      0.13      0.18      0.53(14),(15)
RiverSource(SM) Variable Portfolio - Select Value Fund                              0.71      0.13      0.37      1.21(14),(15),(16)
RiverSource(SM) Variable Portfolio - Short Duration U.S. Government Fund            0.48      0.13      0.18      0.79(14),(15)
RiverSource(SM) Variable Portfolio - Small Cap Value Fund                           0.96      0.13      0.20      1.29(14),(15),(16)
Van Kampen Life Investment Trust Comstock Portfolio, Class II Shares                0.56      0.25      0.03      0.84(3)
Van Kampen UIF U.S. Real Estate Portfolio, Class II Shares                          0.75      0.35      0.28      1.38(17)
Wanger International Small Cap                                                      0.95        --      0.18      1.13(3)
Wanger U.S. Smaller Companies                                                       0.90        --      0.05      0.95(3)



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10 RIVERSOURCE INNOVATIONS SELECT VARIABLE ANNUITY
- ISSUED BY RIVERSOURCE LIFE INSURANCE CO. OF NEW YORK - PROSPECTUS

(1) Figures shown in the table are for the year ended Dec. 31, 2005 and are expressed as a percentage of the Fund's average daily net assets. There is no guarantee that actual expenses will be the same as those shown in the table. The Fund's advisor has contractually agreed to waive advisory fees and/or reimburse expenses of Series II shares to the extent necessary to limit total annual expenses of Series II shares to 1.45% of average daily nets assets. In determining the advisor's obligation to waive advisory fees and/or reimburse expenses, the following expenses are not taken into account, and could cause the total annual expenses to exceed the limit stated above: (i) interest; (ii) taxes; (iii) dividend expense on short sales; (iv) extraordinary items; (v) expenses related to a merger or reorganizations as approved by the Fund's Board of Trustees; and (vi) expenses that the Fund has incurred but did not actually pay because of an expense offset arrangement. Currently, the expense offset arrangements from which the Fund may benefit are in the form of credits that the Fund receives from banks where the Fund or its transfer agent has deposit accounts in which it holds uninvested cash. Those credits are used to pay certain expenses incurred by the Fund. The expense limitation is in effect through April 30, 2007.

(2) Effective Jan. 1, 2005 through Dec. 31, 2009, the advisor has contractually agreed to waive a portion of its advisory fees. With fee waivers, net expenses were 1.22% of average daily net assets for AIM V.I. Basic Value Fund, Series II Shares.

(3) The Fund's expense figures are based on actual expenses for the fiscal year ended Dec. 31, 2005.

(4) On April 28, 2006, Columbia High Yield Fund, Variable Series, Class B merged into Nations High Yield Bond Portfolio. On May 1, 2006, Nations High Yield Bond Portfolio changed its name to Columbia High Yield Fund, Variable Series, Class B. The Fund's advisor has contractually agreed to waive advisory fees and reimburse the Fund for certain expenses so that the total annual fund operating expenses (exclusive of distribution and service fees, brokerage commissions, interest, taxes and extraordinary expenses, if any) will not exceed 0.60% through April 30, 2007. In addition, the Fund's distributor has contractually agreed to waive 0.19% of the 12b-1 fees through April 30, 2007. If these waivers were reflected in the table, total annual fund operating expenses would be 0.66%.

(5) The Fund's distributor has voluntarily agreed to reimburse the Fund for a portion of the Class B share 12b-1 fee so that the total annual fund operating expenses (exclusive of brokerage commissions, interest, taxes and extraordinary expenses, if any) will not exceed 1.10%. If this waiver were reflected in the table, the 12b-1 fee for Class B shares would be 0.20% and total annual fund operating expenses for Class B shares would be 1.10%. This arrangement may be modified or terminated by the distributor at any time.

(6) A portion of the brokerage commissions that the Fund pays may be reimbursed and used to reduce the Fund's expenses. In addition, through arrangements with the Fund's custodian, credits realized as a result of uninvested cash balances are used to reduce the Fund's custodian expenses. Including these reductions, the net expenses would have been 0.89% for Fidelity(R) VIP Contrafund(R) Portfolio Service Class 2, 0.88% for Fidelity(R) VIP Growth Portfolio Service Class 2, 0.89% for Fidelity(R) VIP Mid Cap Portfolio Service Class 2 and 1.07% for Fidelity(R) VIP Overseas Portfolio Service Class 2. These offsets may be discontinued at any time.

(7) The Fund's administration fee is paid indirectly through the management fee.

(8) While the maximum amount payable under the Fund's class rule 12b-1 plan is 0.35% per year of the Fund's class average annual net assets, the Fund's Board of Trustees has set the current rate at 0.25% per year.

(9) The Fund's manager has agreed in advance to reduce its fees with respect to assets invested by the Fund in a Franklin Templeton Money Market Fund. This reduction is required by the Fund's Board of Trustees and an exemptive order by the Securities and Exchange Commission. The management fee reduction and net total annual expense was (0.02%) and 0.87%, respectively for FTVIPT Franklin Rising Dividends Securities Fund
      - Class 2 and (0.02%) and 0.99%, respectively for FTVIPT Franklin Small-Mid Cap Growth Securities Fund - Class 2.

(10) The Fund's annual operating expenses are based on actual expenses for the fiscal year ended Dec. 31, 2005. "Other expenses" include transfer agency fees and expenses equal on an annualized basis to 0.04% of the average daily net assets of the Fund plus all other ordinary expenses not detailed above. The Investment Adviser has voluntarily agreed to limit "Other expenses" (excluding management fees, transfer agent fees and expenses, taxes, interest, brokerage, litigation and indemnification costs, shareholder meeting and other extraordinary expenses) to the extent that such expenses exceed, on an annual basis, 0.25% of the Fund's average daily net assets. The Investment Adviser may cease or modify the expense limitations at its discretion at any time. If this occurs, other expenses and total annual operating expenses may increase without shareholder approval.

(11) Each series has adopted a distribution plan under Rule 12b-1 that permits it to pay marketing and other fees to support the sale and distribution of service class shares (these fees are referred to as distribution fees).

(12) Each series has an expense offset arrangement that reduces the series' custodian fee based upon the amount of cash maintained by the series with its custodian and dividend disbursing agent, and may have entered into brokerage arrangements, that reduced or recaptured series' expenses. Any such expense reductions are not reflected in the table. Had these expense reductions been taken into account, "Gross total annual expenses" would be lower.

(13) Expenses may vary in future years. "Other expenses" in the table include transfer agent fees, custodial fees, and accounting and legal expenses the Fund pays. The Fund's transfer agent has voluntarily agreed to limit transfer and shareholder servicing fees to 0.35% per fiscal year. That undertaking may be amended or withdrawn at any time. For the Fund's fiscal year ended Dec. 31, 2005, the transfer agent fees did not exceed the expense limitation described above.

(14) The Fund's expense figures are based on actual expenses for the fiscal year ended Aug. 31, 2006, adjusted to reflect current fees.

(15) The Fund has adopted a plan under Rule 12b-1 of the Investment Company Act of 1940. The Fund pays RiverSource Distributors, Inc. an annual fee of up to 0.125% of average daily net assets as payment for distributing its shares and providing shareholder services. Because this fee is paid out of the Fund's assets on an ongoing basis, over time this fee will increase the cost of your investment and may cost you more than paying other types of sales charges.

(16) Management fees include the impact of a performance incentive adjustment that decreased the management fee by 0.02% for RiverSource(SM) Variable Portfolio - Large Cap Equity Fund, 0.04% for RiverSource(SM) Variable Portfolio - Large Cap Value Fund, 0.04% for RiverSource(SM) Variable Portfolio - Mid Cap Growth Fund, 0.07% for RiverSource(SM) Variable Portfolio - Select Value Fund and 0.02% for RiverSource(SM) Variable Portfolio - Small Cap Value Fund. Management fees include the impact of a performance incentive adjustment that increased the management fee by 0.09% for RiverSource(SM) Variable Portfolio - Diversified Equity Income Fund, 0.004% for RiverSource(SM) Variable Portfolio -Emerging Markets Fund, 0.02% for RiverSource(SM) Variable Portfolio - Growth Fund and 0.04% for RiverSource(SM) Variable Portfolio - International Opportunity Fund.

(17) The fees disclosed reflect gross ratios prior to any voluntary waivers/reimbursements of expenses by the adviser. The adviser has voluntarily agreed to waive a portion of or all of its management fee and/or reimburse expenses to the extent necessary so that total annual operating expenses, excluding certain investment related expense such as foreign country tax expense and interest expense on borrowing, do not exceed 1.35%. The adviser may terminate these voluntary waivers at any time at its sole discretion. Additionally, the distributor has agreed to voluntarily waive a portion of the 12b-1 fee for Class II shares. The distributor may terminate these voluntary waivers at any time at its sole discretion. After these fee waivers/reimbursements, net expenses would have been 1.28% for Van Kampen UIF U.S. Real Estate Portfolio Class II Shares.



------------------------------------------------------------------------------

RIVERSOURCE INNOVATIONS SELECT VARIABLE ANNUITY
- ISSUED BY RIVERSOURCE LIFE INSURANCE CO. OF NEW YORK - PROSPECTUS 11

EXAMPLES

THESE EXAMPLES ARE INTENDED TO HELP YOU COMPARE THE COST OF INVESTING IN THESE CONTRACTS WITH THE COST OF INVESTING IN OTHER VARIABLE ANNUITY CONTRACTS. THESE COSTS INCLUDE YOUR TRANSACTION EXPENSES, CONTRACT ADMINISTRATIVE CHARGES(1), VARIABLE ACCOUNT ANNUAL EXPENSES AND FUND FEES AND EXPENSES.

THESE EXAMPLES ASSUME THAT YOU INVEST $10,000 IN THE CONTRACT FOR THE TIME PERIODS INDICATED. THESE EXAMPLES ALSO ASSUME THAT YOUR INVESTMENT HAS A 5% RETURN EACH YEAR.

MAXIMUM EXPENSES. These examples assume the most expensive combination of contract features and benefits and the maximum fees and expense of any of the funds. They assume that you select the MAV Death Benefit and the Income Assurer Benefit(SM) -Greater of MAV or 5% Accumulation Benefit Base rider(2). Although your actual costs may be higher or lower, based on these assumptions your costs would be:

                                                                                       IF YOU DO NOT WITHDRAW YOUR CONTRACT
                                                IF YOU WITHDRAW YOUR CONTRACT        OR IF YOU SELECT AN ANNUITY PAYOUT PLAN
                                          AT THE END OF THE APPLICABLE TIME PERIOD:  AT THE END OF THE APPLICABLE TIME PERIOD:
NONQUALIFIED ANNUITY                      1 YEAR     3 YEARS    5 YEARS   10 YEARS   1 YEAR    3 YEARS    5 YEARS    10 YEARS
Seven-year withdrawal charge schedule
for contracts purchased on or after
June 19, 2006 and if available in
your state                               $1,311.86  $2,266.21  $3,262.76  $5,599.98  $511.86  $1,566.21  $2,662.76  $ 5,599.98
Seven-year withdrawal charge schedule
for all other contracts                   1,322.11   2,295.95   3,310.52   5,685.43   522.11   1,595.95   2,710.52    5,685.43
Five-year withdrawal charge schedule      1,342.61   2,255.24   3,005.42   5,853.63   542.61   1,655.24   2,805.42    5,853.63

QUALIFIED ANNUITY                         1 YEAR     3 YEARS    5 YEARS   10 YEARS   1 YEAR    3 YEARS    5 YEARS    10 YEARS
Seven-year withdrawal charge schedule
for contracts purchased on or after
June 19, 2006 and if available in
your state                               $1,296.49  $2,221.49  $3,190.73  $5,470.11  $496.49  $1,521.49  $2,590.73  $ 5,470.11
Seven-year withdrawal charge schedule
for all other contracts                   1,306.74   2,251.32   3,238.80   5,556.92   506.74   1,551.32   2,638.80    5,556.92
Five-year withdrawal charge schedule      1,327.24   2,210.80   2,934.32   5,727.82   527.24   1,610.80   2,734.32    5,727.82

MINIMUM EXPENSES. These examples assume the least expensive combination of contract features and benefits and the minimum fees and expenses of any of the funds. They assume that you select the ROP Death Benefit and you do not select any optional riders. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

                                                                                       IF YOU DO NOT WITHDRAW YOUR CONTRACT
                                                IF YOU WITHDRAW YOUR CONTRACT         OR IF YOU SELECT AN ANNUITY PAYOUT PLAN
                                          AT THE END OF THE APPLICABLE TIME PERIOD:  AT THE END OF THE APPLICABLE TIME PERIOD:
NONQUALIFIED ANNUITY                      1 YEAR     3 YEARS    5 YEARS   10 YEARS   1 YEAR    3 YEARS    5 YEARS    10 YEARS
Seven-year withdrawal charge schedule
for contracts purchased on or after
June 19, 2006 and if available in
your state                               $  978.86  $1,254.00  $1,553.63  $2,070.53  $178.86  $  554.00  $  953.63  $ 2,070.53
Seven-year withdrawal charge schedule
for all other contracts                     989.11   1,285.16   1,606.21   2,178.86   189.11     585.16   1,006.21    2,178.86
Five-year withdrawal charge schedule      1,009.61   1,247.27   1,310.72   2,392.36   209.61     647.27   1,110.72    2,392.36

QUALIFIED ANNUITY                         1 YEAR     3 YEARS    5 YEARS   10 YEARS   1 YEAR    3 YEARS    5 YEARS    10 YEARS
Seven-year withdrawal charge schedule
for contracts purchased on or after
June 19, 2006 and if available in
your state                               $  963.49  $1,207.15  $1,474.34  $1,906.02  $163.49  $  507.15  $  874.34  $ 1,906.02
Seven-year withdrawal charge schedule
for all other contracts                     973.74   1,238.40   1,527.25   2,015.96   173.74     538.40     927.25    2,015.96
Five-year withdrawal charge schedule        994.24   1,200.71   1,232.42   2,232.63   194.24     600.71   1,032.42    2,232.63

(1) In these examples, the $40 contract administrative charge is estimated as a .015% charge. This percentage was determined by dividing the total amount of the contract administrative charges collected during the year that are attributable to each contract by the total average net assets that are attributable to that contract.

(2) Because these examples are intended to illustrate the most expensive combination of contract features, the maximum annual fee for each optional rider is reflected rather than the fee that is currently being charged.



------------------------------------------------------------------------------

12 RIVERSOURCE INNOVATIONS SELECT VARIABLE ANNUITY
- ISSUED BY RIVERSOURCE LIFE INSURANCE CO. OF NEW YORK - PROSPECTUS

CONDENSED FINANCIAL INFORMATION

You can find unaudited condensed financial information for the subaccounts under Appendix L.

FINANCIAL STATEMENTS

You can find our audited financial statements and the audited financial statements of the subaccounts with financial history in the SAI. The SAI does not include audited financial statements for subaccounts that are new and have no activity as of the financial statements date.

THE VARIABLE ACCOUNT AND THE FUNDS


VARIABLE ACCOUNT. The variable account was established under New York law on Oct. 12, 1995, and the subaccounts are registered together as a single unit investment trust under the Investment Company Act of 1940 (the 1940 Act). This registration does not involve any supervision of our management or investment practices and policies by the SEC. All obligations arising under the contracts are general obligations of RiverSource Life of NY.


The variable account meets the definition of a separate account under federal securities laws. We credit or charge income, capital gains and capital losses of each subaccount only to that subaccount. State insurance law prohibits us from charging a subaccount with liabilities of any other subaccount or of our general business. The variable account includes other subaccounts that are available under contracts that are not described in this prospectus.

Although the Internal Revenue Service (IRS) has issued some guidance on investor control, the U.S. Treasury and the IRS may continue to examine this aspect of variable contracts and provide additional guidance on investor control. Their concern involves how many investment choices (subaccounts) may be offered by an insurance company and how many exchanges among those subaccounts may be allowed before the contract owner would be currently taxed on income earned within the contract. At this time, we do not know what the additional guidance will be or when action will be taken. We reserve the right to modify the contract, as necessary, so that the owner will not be subject to current taxation as the owner of the subaccount assets.

We intend to comply with all federal tax laws so that the contract continues to qualify as an annuity for federal income tax purposes. We reserve the right to modify the contract as necessary to comply with any new tax laws.

THE FUNDS. This contract currently offers subaccounts investing in shares of the funds listed in the table below.

      o INVESTMENT OBJECTIVES: The investment managers and advisers cannot guarantee that the funds will meet their investment objectives. Please read the funds' prospectuses for facts you should know before investing. These prospectuses are available by contacting us at the address or telephone number on the first page of this prospectus.

      o PORTFOLIO NAVIGATOR ASSET ALLOCATION PROGRAM: Each underlying fund generally is available (unless we exclude it) to be a component fund of the asset allocation model portfolios (model portfolios) of the Portfolio Navigator (PN) Asset Allocation Program (see "Making the Most of Your Contract - Portfolio Navigator Asset Allocation Program"). Under the PN program, contract values are rebalanced on a quarterly basis and model portfolios are periodically updated. This quarterly rebalancing and periodic updating of the model portfolios can cause a component fund to incur transactional expenses to raise cash for money flowing out of the funds or to buy securities with money flowing into the funds. Moreover, a large outflow of money from a fund may increase the expenses attributable to the assets remaining in the fund. These expenses can adversely affect the performance of the relevant fund. In addition, when a particular fund needs to buy or sell securities due to quarterly rebalancing or periodic updating of a model portfolio, it may hold a large cash position. A large cash position could detract from the achievement of the fund's investment objective in a period of rising market prices; conversely, a large cash position would reduce the fund's magnitude of loss in the event of falling market prices and provide the fund with liquidity to make additional investments or to meet redemptions. Even if you do not participate in the PN program, a fund in which your subaccount invests may be impacted if it is a component fund of one or more model portfolios.

      o FUND NAME AND MANAGEMENT: A fund underlying your contract in which a subaccount invests may have a name, portfolio manager, objectives, strategies and characteristics that are the same or substantially similar to those of a publicly-traded retail mutual fund. Despite these similarities, an underlying fund is not the same as any publicly-traded retail mutual fund. Each underlying fund will have its own unique portfolio holdings, fees, operating expenses and operating results. The results of each underlying fund may differ significantly from any publicly-traded retail mutual fund.


------------------------------------------------------------------------------

RIVERSOURCE INNOVATIONS SELECT VARIABLE ANNUITY
- ISSUED BY RIVERSOURCE LIFE INSURANCE CO. OF NEW YORK - PROSPECTUS 13

      o ELIGIBLE PURCHASERS: All funds are available to serve as the underlying investments for variable annuities and variable life insurance policies. The funds are not available to the public (see "Fund Name and Management" above). Some funds also are available to serve as investment options for tax-deferred retirement plans. It is possible that in the future for tax, regulatory or other reasons, it may be disadvantageous for variable annuity accounts and variable life insurance accounts and/or tax-deferred retirement plans to invest in the available funds simultaneously. Although we and the funds do not currently foresee any such disadvantages, the boards of directors or trustees of each fund will monitor events in order to identify any material conflicts between annuity owners, policy owners and tax-deferred retirement plans and to determine what action, if any, should be taken in response to a conflict. If a board were to conclude that it should establish separate funds for the variable annuity, variable life insurance and tax-deferred retirement plan accounts, you would not bear any expenses associated with establishing separate funds. Please refer to the funds' prospectuses for risk disclosure regarding simultaneous investments by variable annuity, variable life insurance and tax-deferred retirement plan accounts. Each fund intends to comply with the diversification requirements under
            Section 817(h) of the Code.

      o REVENUE WE RECEIVE FROM THE FUNDS MAY CREATE POTENTIAL CONFLICTS OF INTEREST: We seek to provide a broad array of underlying funds taking into account the fees and charges imposed by each fund and the contract charges we impose. We select the underlying funds in which the subaccounts initially invest and upon any substitution (see "Substitution of Investments"). We also make all decisions regarding which funds to retain in a contract, which funds to add to a contract and which funds will no longer be offered in a contract. In making these decisions, we may consider various objective and subjective factors. Objective factors include, but are not limited to fund performance, fund expenses, classes of fund shares available, size of the fund and investment objectives and investing style of the fund. Subjective factors include, but are not limited to, investment sub-styles and process, management skill and history at other funds and portfolio concentration and sector weightings. We also consider the levels and types of revenue a fund, its distributor, investment adviser, subadviser, transfer agent or their affiliates pay us and our affiliates. This revenue includes, but is not limited to compensation for administrative services provided with respect to the fund and support of marketing and distribution expenses incurred with respect to the fund.


            We and/or our affiliates receive from each of the funds, or the funds' affiliates, varying levels and types of revenue. The amount of this revenue is most often based on a percentage of average daily net assets invested in the fund. For example, the revenue we receive from affiliates of funds other than the RiverSource Variable Portfolio Funds (unaffiliated funds) currently ranges up to 0.55% of the average daily net assets invested in the fund through this and other contracts we or our affiliates issue. In some cases, this revenue may be based, in part, on sales one of our affiliates makes of other securities including, but not limited to publicly-traded retail mutual funds and/or the average daily net assets resulting from these sales. We or our affiliates may also receive revenue which is not based on a percentage of average daily net assets.


            The amount of this revenue varies by fund, may be significant and may create potential conflicts of interest. The greatest amount and percentage of revenue we and our affiliates receive comes from assets allocated to subaccounts investing in the RiverSource Variable Portfolio Funds (affiliated funds) that are managed by RiverSource Investments, LLC (RiverSource Investments), one of our affiliates. Employee compensation and operating goals at all levels are tied to the success of Ameriprise Financial, Inc. and its affiliates, including us. Certain employees may receive higher compensation and other benefits based, in part, on contract values that are invested in the RiverSource Variable Portfolio Funds. These revenue payments may also influence recommendations your investment professional makes regarding whether you should invest in the contract, and whether you should allocate purchase payments or contract value to a subaccount that invests in a particular fund (see "About the Service Providers").

            The revenue we receive from a fund or its affiliates is in addition to revenue we receive from the charges you pay when buying, owning and withdrawing from the contract (see "Expense Summary"). However, the revenue we receive from a fund or its affiliates may come, at least in part, from the fund's fees and expenses you pay indirectly when you allocate contract value to the subaccount that invests in that fund.

            Please see the SAI for a table that ranks the unaffiliated funds according to total dollar amounts they and their affiliates paid to us and/or our affiliates in 2005.


------------------------------------------------------------------------------

14 RIVERSOURCE INNOVATIONS SELECT VARIABLE ANNUITY
- ISSUED BY RIVERSOURCE LIFE INSURANCE CO. OF NEW YORK - PROSPECTUS

      o WHY REVENUES ARE PAID TO US: In accordance with applicable laws, regulations and the terms of the agreements under which such revenue is paid, we or our affiliates may receive this revenue for various purposes including, but not limited to:

            o Compensating, training and educating investment professionals who sell the contracts.

            o Granting access to our employees whose job it is to promote sales of the contracts by authorized selling firms and their investment professionals, and granting access to investment professionals of our affiliated selling firms.

            o Activities or services we or our affiliates provide that assist in the promotion and distribution of the contracts including promoting the funds available under the contracts to prospective and existing contract owners, authorized selling firms and investment professionals.

            o Providing sub-transfer agency and shareholder servicing to contract owners.

            o Promoting, including and/or retaining the fund's investment portfolios as underlying investment options in the contracts.

            o Advertising, printing and mailing sales literature, and printing and distributing prospectuses and reports.

            o Furnishing personal services to contract owners, including education of contract owners, answering routine inquiries regarding a fund, maintaining accounts or providing such other services eligible for service fees as defined under the rules of the National Association of Securities Dealers, Inc. (NASD).

            o Subaccounting, transaction processing, recordkeeping and administration.

      o SOURCES OF REVENUE RECEIVED FROM AFFILIATED FUNDS: The affiliated funds are managed by RiverSource Investments. The sources of revenue we receive from these affiliated funds, or from affiliates of these funds, may include, but are not necessarily limited to, the following:

            o Assets of the fund's adviser and transfer agent or an affiliate of these. The revenue resulting from these sources may be based either on a percentage of average daily net assets of the fund or on the actual cost of certain services we provide with respect to the fund. We may receive this revenue either in the form of a cash payment or it may be allocated to us.

            o Compensation paid out of 12b-1 fees that are deducted from fund assets and disclosed in the "12b-1 fees" column of the "Annual Operating Expenses of the Funds" table.

      o SOURCES OF REVENUE RECEIVED FROM UNAFFILIATED FUNDS: The unaffiliated funds are not managed by an affiliate of ours. The sources of revenue we receive from these unaffiliated funds, or the funds' affiliates, may include, but are not necessarily limited to, the following:

            o Assets of the fund's adviser, subadviser, transfer agent or an affiliate of these and assets of the fund's distributor or an affiliate. The revenue resulting from these sources usually is based on a percentage of average daily net assets of the fund but there may be other types of payment arrangements.

            o Compensation paid out of 12b-1 fees that are deducted from fund assets and disclosed in the "12b-1 fees" column of the "Annual Operating Expenses of the Funds" table.


------------------------------------------------------------------------------

RIVERSOURCE INNOVATIONS SELECT VARIABLE ANNUITY
- ISSUED BY RIVERSOURCE LIFE INSURANCE CO. OF NEW YORK - PROSPECTUS 15

UNLESS AN ASSET ALLOCATION PROGRAM IS IN EFFECT, YOU MAY ALLOCATE PURCHASE PAYMENTS OR TRANSFERS TO ANY OR ALL OF THE SUBACCOUNTS OF THE VARIABLE ACCOUNT THAT INVEST IN SHARES OF THE FOLLOWING FUNDS:

----------------------------------------------------------------------------------------------------------------------------
FUND                            INVESTMENT OBJECTIVE AND POLICIES                     INVESTMENT ADVISER
----------------------------------------------------------------------------------------------------------------------------
AIM V.I. Basic Value            Long-term growth of capital. Invests at least 65%     A I M Advisors, Inc.
Fund, Series II Shares          of its total assets in equity securities of U.S.
                                issuers that have market capitalizations of
                                greater than $500 million and are believed to be
                                undervalued in relation to long-term earning power
                                or other factors. The fund may invest up to 25% of
                                its total assets in foreign securities.

----------------------------------------------------------------------------------------------------------------------------
AIM V.I. Capital                Long-term growth of capital. Invests primarily in     A I M Advisors, Inc.
Development Fund,               securities (including common stocks, convertible
Series II Shares                securities and bonds) of small- and medium-sized
                                companies. The Fund may invest up to 25% of its
                                total assets in foreign securities.

----------------------------------------------------------------------------------------------------------------------------
AIM V.I. Mid Cap Core           Long-term growth of capital. Invests normally at      A I M Advisors, Inc.
Equity Fund,                    least 80% of its net assets, plus the amount of
Series II Shares                any borrowings for investment purposes, in equity
                                securities, including convertible securities, of
                                medium sized companies. The fund may invest up to
                                20% of its net assets in equity securities of
                                companies in other market capitalization ranges or
                                in investment grade debt securities. The fund may
                                also invest up to 25% of its total assets in
                                foreign securities.

----------------------------------------------------------------------------------------------------------------------------
AllianceBernstein               Total return consistent with reasonable risk,         AllianceBernstein L.P.
VPS Balanced Shares             through a combination of income and longer-term
Portfolio (Class IB)            growth of capital. Invests primarily in U.S.
                                government and agency obligations, bonds,
                                fixed-income senior securities (including
                                short-and long-term debt securities and preferred
                                stocks to the extent their value is attributable
                                to their fixed-income characteristics), and common
                                stocks.

----------------------------------------------------------------------------------------------------------------------------
AllianceBernstein               Long-term growth of capital. Invests primarily in     AllianceBernstein L.P.
VPS Growth and Income           dividend-paying common stocks of large,
Portfolio (Class B)             well-established, "blue chip" companies.

----------------------------------------------------------------------------------------------------------------------------
AllianceBernstein               Long-term growth of capital. Invests primarily in     AllianceBernstein L.P.
VPS International Value         a diversified portfolio of equity securities of
Portfolio (Class B)             established companies selected from more than 40
                                industries and from more than 40 developed and
                                emerging market countries.

----------------------------------------------------------------------------------------------------------------------------
American Century                Long-term total return. To protect against U.S.       American Century Investment
VP Inflation Protection,        inflation.                                            Management, Inc.
Class II

----------------------------------------------------------------------------------------------------------------------------
American Century VP             Capital growth. Invests primarily in stocks of        American Century Global Investment
International, Class II         growing foreign companies in developed countries.     Management, Inc.

----------------------------------------------------------------------------------------------------------------------------
American Century                Long-term capital growth. Invests primarily in        American Century Investment
VP Ultra(R), Class II           U.S. companies, but there is no limit on the          Management, Inc.
                                amount of assets the Fund can invest in foreign
                                companies.

----------------------------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------

16 RIVERSOURCE INNOVATIONS SELECT VARIABLE ANNUITY
- ISSUED BY RIVERSOURCE LIFE INSURANCE CO. OF NEW YORK - PROSPECTUS

----------------------------------------------------------------------------------------------------------------------------
FUND                            INVESTMENT OBJECTIVE AND POLICIES                     INVESTMENT ADVISER
----------------------------------------------------------------------------------------------------------------------------
American Century                Long-term capital growth, with income as a            American Century Investment
VP Value, Class II              secondary objective. Invests primarily in stocks      Management, Inc.
                                of companies that management believes to be
                                undervalued at the time of purchase.

----------------------------------------------------------------------------------------------------------------------------
Columbia High Yield             High level of current income with capital             Columbia Management Advisors, LLC
Fund, Variable Series,          appreciation as a secondary objective when
Class B                         consistent with the goal of high current income.
                                The Fund normally invests at least 80% of its net
                                assets (plus any borrowings for investment
                                purposes) in high yielding corporate debt
                                securities, such as bonds, debentures and notes
                                that are rated below investment grade, or unrated
                                securities which the Fund's investment advisor has
                                determined to be of comparable quality. No more
                                than 10% of the Fund's total assets will normally
                                be invested in securities rated CCC or lower by
                                S&P or Caa or lower by Moody's.

----------------------------------------------------------------------------------------------------------------------------
Columbia Small Cap Value        Long-term growth by investing primarily in smaller    Columbia Management Advisors, LLC
Fund, Variable Series,          capitalization (small-cap) equities. Under normal
Class B                         market conditions, the Fund invests at least 80%
                                of its net assets (plus any borrowings for
                                investment purposes) in small-cap stocks. When
                                purchasing securities for the Fund, the advisor
                                generally chooses securities of companies it
                                believes are undervalued. The Fund may invest up
                                to 10% of its assets in foreign securities.

----------------------------------------------------------------------------------------------------------------------------
Dreyfus Investment              The portfolio seeks investment results that are       The Dreyfus Corporation
Portfolios MidCap               greater than the total return performance of
Stock Portfolio,                publicly traded common stocks of medium-sized
Service Shares                  domestic companies in the aggregate, as
                                represented by the Standard & Poor's Midcap 400
                                Index. The portfolio normally invests at least 80%
                                of its assets in stocks of mid-size companies. The
                                portfolio invests in growth and value stocks,
                                which are chosen through a disciplined investment
                                process that combines computer modeling
                                techniques, fundamental analysis and risk
                                management. Consistency of returns compared to the
                                S&P 400 is a primary goal of the investment
                                process. The portfolio's stock investments may
                                include common stocks, preferred stocks,
                                convertible securities and depository receipts,
                                including those issued in initial public offerings
                                or shortly thereafter.

----------------------------------------------------------------------------------------------------------------------------
Dreyfus Investment              The portfolio seeks capital appreciation. The         The Dreyfus Corporation
Portfolios Technology           portfolio invests, under normal circumstances, at
Growth Portfolio,               least 80% of its assets in the stocks of growth
Service Shares                  companies of any size that Dreyfus believes to be
                                leading producers or beneficiaries of
                                technological innovation. Up to 25% of the
                                portfolio's assets may be invested in foreign
                                securities. The portfolio's stock investments may
                                include common stocks, preferred stocks and
                                convertible securities.

----------------------------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------

RIVERSOURCE INNOVATIONS SELECT VARIABLE ANNUITY
- ISSUED BY RIVERSOURCE LIFE INSURANCE CO. OF NEW YORK - PROSPECTUS 17

----------------------------------------------------------------------------------------------------------------------------
FUND                            INVESTMENT OBJECTIVE AND POLICIES                     INVESTMENT ADVISER
----------------------------------------------------------------------------------------------------------------------------
Dreyfus Variable                The portfolio seeks long-term capital growth          The Dreyfus Corporation - Fayez
Investment Fund                 consistent with the preservation of capital. Its      Sarofim & Co. is the portfolio's
Appreciation Portfolio,         secondary goal is current income. To pursue these     sub-investment advisor
Service Shares                  goals, the portfolio normally invests at least 80%
                                of its assets in common stocks. The portfolio
                                focuses on "blue chip" companies with total market
                                capitalizations of more than $5 billion at the
                                time of purchase, including multinational
                                companies. These established companies have
                                demonstrated sustained patterns of profitability,
                                strong balance sheets, an expanding global
                                presence and the potential to achieve predictable,
                                above-average earnings growth.

----------------------------------------------------------------------------------------------------------------------------
Dreyfus Variable                The portfolio seeks long-term capital growth. To      The Dreyfus Corporation
Investment Fund                 pursue this goal, the portfolio normally invests
International Value             at least 80% of its assets in stocks. The
Portfolio,                      portfolio ordinarily invests most of its assets in
Service Shares                  securities of foreign companies which Dreyfus
                                considers to be value companies. The portfolio's
                                stock investments may include common stocks,
                                preferred stocks and convertible securities,
                                including those purchased in initial public
                                offerings or shortly thereafter. The portfolio may
                                invest in companies of any size. The portfolio may
                                also invest in companies located in emerging
                                markets.

----------------------------------------------------------------------------------------------------------------------------
Fidelity(R) VIP Contrafund(R)   Seeks long-term capital appreciation. Normally        Fidelity Management & Research
Portfolio Service Class 2       invests primarily in common stocks. Invests in        Company (FMR), investment manager;
                                securities of companies whose value it believes is    FMR U.K. and FMR Far East,
                                not fully recognized by the public. Invests in        sub-investment advisers.
                                either "growth" stocks or "value" stocks or both.
                                The fund invests in domestic and foreign issuers.

----------------------------------------------------------------------------------------------------------------------------
Fidelity(R) VIP Growth          Seeks to achieve capital appreciation. Normally       Fidelity Management & Research
Portfolio Service Class 2       invests primarily in common stocks. Invests in        Company (FMR), investment manager;
                                companies that it believes have above-average         FMR U.K., FMR Far East,
                                growth potential (stocks of these companies are       sub-investment advisers.
                                often called "growth" stocks). The Fund invests in
                                domestic and foreign issuers.

----------------------------------------------------------------------------------------------------------------------------
Fidelity(R) VIP Investment      Seeks as high of a level of current income as is      Fidelity Management & Research
Grade Bond Portfolio            consistent with the preservation of capital.          Company (FMR), investment manager;
Service Class 2                 Normally invests at least 80% of assets in            FMR U.K., FMR Far East,
                                investment-grade debt securities (those of medium     sub-investment advisers.
                                and high quality) of all types and repurchase
                                agreements for those securities.

----------------------------------------------------------------------------------------------------------------------------
Fidelity(R) VIP Mid Cap         Long-term growth of capital. Normally invests         Fidelity Management & Research
Portfolio Service Class 2       primarily in common stocks. Normally invests at       Company (FMR), investment manager;
                                least 80% of assets in securities of companies        FMR U.K., FMR Far East,
                                with medium market capitalizations. May invest in     sub-investment advisers.
                                companies with smaller or larger market
                                capitalizations. Invests in domestic and foreign
                                issuers. The Fund invests in either "growth" or
                                "value" common stocks or both.

----------------------------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------

18 RIVERSOURCE INNOVATIONS SELECT VARIABLE ANNUITY
- ISSUED BY RIVERSOURCE LIFE INSURANCE CO. OF NEW YORK - PROSPECTUS

----------------------------------------------------------------------------------------------------------------------------
FUND                            INVESTMENT OBJECTIVE AND POLICIES                     INVESTMENT ADVISER
----------------------------------------------------------------------------------------------------------------------------
Fidelity(R) VIP Overseas        Long-term growth of capital. Normally invests         Fidelity Management & Research
Portfolio Service Class 2       primarily in common stocks of foreign securities.     Company (FMR), investment manager;
                                Normally invests at least 80% of assets in non-U.S.   FMR U.K., FMR Far East, Fidelity
                                securities.                                           International Investment Advisors
                                                                                      (FIIA) and FIIA U.K., sub-investment
                                                                                      advisers.

----------------------------------------------------------------------------------------------------------------------------
FTVIPT Franklin Income          Seeks to maximize income while maintaining            Franklin Advisers, Inc.
Securities Fund - Class 2       prospects for capital appreciation. The Fund
                                normally may invests in both equity and debt
                                securities. The Fund seeks income by investing on
                                corporate, foreign, and U.S. Treasury bonds as well
                                as stocks with dividend yields the manager believes
                                are attractive.

----------------------------------------------------------------------------------------------------------------------------
FTVIPT Franklin Rising          Seeks long-term capital appreciation, with            Franklin Advisers, Inc.
Dividends Securities            preservation of capital as an important
Fund - Class 2                  consideration. The Fund normally invests at least
                                80% of its net assets in investments of companies
                                that have paid rising dividends, and normally
                                invests predominantly in equity securities.

----------------------------------------------------------------------------------------------------------------------------
FTVIPT Franklin                 Seeks long-term capital growth. The Fund normally     Franklin Advisers, Inc.
Small-Mid Cap Growth            invests at least 80% of its net assets in
Securities Fund - Class 2       investments of small capitalization (small cap) and
                                mid capitalization (mid cap) companies. For this
                                Fund, small-cap companies are those with market
                                capitalization values not exceeding $1.5 billion or
                                the highest market capitalization value in the
                                Russell 2000(R) Index, whichever is greater, at the
                                time of purchase; and mid cap companies are
                                companies with market capitalization values not
                                exceeding $8.5 billion at the time of purchase.

----------------------------------------------------------------------------------------------------------------------------
FTVIPT Mutual Shares            Seeks capital appreciation, with income as a          Franklin Mutual Advisers, LLC
Securities Fund - Class 2       secondary goal. The Fund normally invests mainly in
                                equity securities that the manager believes are
                                undervalued. The Fund normally invests primarily in
                                undervalued stocks and to a lesser extent in risk
                                arbitrage securities and distressed companies.

----------------------------------------------------------------------------------------------------------------------------
FTVIPT Templeton Global         Seeks high current income, consistent with            Franklin Advisers, Inc.
Income Securities Fund -        preservation of capital, with capital appreciation
Class 2                         as a secondary consideration. The Fund normally
                                invests mainly in debt securities of governments
                                and their political subdivisions and agencies,
                                supranational organizations and companies located
                                anywhere in the world, including emerging markets.

----------------------------------------------------------------------------------------------------------------------------
FTVIPT Templeton                Seeks long-term capital growth. The Fund normally     Franklin Advisers, Inc.
Growth Securities Fund -        invests primarily in equity securities of companies
Class 2                         located anywhere in the world, including those in
                                the U.S. and in emerging markets.

----------------------------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------

RIVERSOURCE INNOVATIONS SELECT VARIABLE ANNUITY
- ISSUED BY RIVERSOURCE LIFE INSURANCE CO. OF NEW YORK - PROSPECTUS 19

----------------------------------------------------------------------------------------------------------------------------
FUND                            INVESTMENT OBJECTIVE AND POLICIES                     INVESTMENT ADVISER
----------------------------------------------------------------------------------------------------------------------------
Goldman Sachs VIT               Seeks long-term capital appreciation. The Fund        Goldman Sachs Asset Management, L.P.
Mid Cap Value Fund              invests, under normal circumstances, at least 80%
                                of its net assets plus any borrowings for
                                investment purposes (measured at time of purchase)
                                ("Net Assets") in a diversified portfolio of
                                equity investments in mid-cap issuers with public
                                stock market capitalizations (based upon shares
                                available for trading on an unrestricted basis)
                                within the range of the market capitalization of
                                companies constituting the Russell Midcap(R) Value
                                Index at the time of investment. If the market
                                capitalization of a company held by the Fund moves
                                outside this range, the Fund may, but is not
                                required to, sell the securities. The
                                capitalization range of the Russell Midcap(R) Value
                                Index is currently between $276 million and $14.9
                                billion. Although the Fund will invest primarily in
                                publicly traded U.S. securities, it may invest up
                                to 25% of its Net Assets in foreign securities,
                                including securities of issuers in emerging
                                countries and securities quoted in foreign
                                currencies. The Fund may invest in the aggregate up
                                to 20% of its Net Assets in companies with public
                                stock market capitalizations outside the range of
                                companies constituting the Russell Midcap(R) Value
                                Index at the time of investment and in fixed-income
                                securities, such as government, corporate and bank
                                debt obligations.

----------------------------------------------------------------------------------------------------------------------------
MFS(R) Investors Growth         Long-term growth of capital and future income.        MFS Investment Management(R)
Stock Series -                  Invests at least 80% of its net assets in common
Service Class                   stocks and related securities of companies which
                                MFS(R) believes offer better than average prospects
                                for long-term growth.

----------------------------------------------------------------------------------------------------------------------------
MFS(R) New Discovery            Capital appreciation. Invests at least 65% of its     MFS Investment Management(R)
Series - Service Class          net assets in equity securities of emerging growth
                                companies.

----------------------------------------------------------------------------------------------------------------------------
MFS(R) Total Return             Above-average income consistent with the prudent      MFS Investment Management(R)
Series - Service Class          employment of capital, with growth of capital and
                                income as a secondary objective. Invests primarily
                                in a combination of equity and fixed income
                                securities.

----------------------------------------------------------------------------------------------------------------------------
MFS(R) Utilities Series -       Capital growth and current income. Invests            MFS Investment Management(R)
Service Class                   primarily in equity and debt securities of domestic
                                and foreign companies in the utilities industry.

----------------------------------------------------------------------------------------------------------------------------
Oppenheimer Capital             Capital appreciation. Invests in securities of        OppenheimerFunds, Inc.
Appreciation Fund/VA,           well-known, established companies.
Service Shares

----------------------------------------------------------------------------------------------------------------------------
Oppenheimer Global              Long-term capital appreciation. Invests mainly in     OppenheimerFunds, Inc.
Securities Fund/VA,             common stocks of U.S. and foreign issuers that are
Service Shares                  "growth-type" companies, cyclical industries and
                                special situations that are considered to have
                                appreciation possibilities.

----------------------------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------

20 RIVERSOURCE INNOVATIONS SELECT VARIABLE ANNUITY
- ISSUED BY RIVERSOURCE LIFE INSURANCE CO. OF NEW YORK - PROSPECTUS

----------------------------------------------------------------------------------------------------------------------------
FUND                            INVESTMENT OBJECTIVE AND POLICIES                     INVESTMENT ADVISER
----------------------------------------------------------------------------------------------------------------------------
Oppenheimer Main Street         Seeks capital appreciation. Invests mainly in         OppenheimerFunds, Inc.
Small Cap Fund/VA,              common stocks of small-capitalization U.S.
Service Shares                  companies that the fund's investment manager
                                believes have favorable business trends or
                                prospects.

----------------------------------------------------------------------------------------------------------------------------
Oppenheimer Strategic           High level of current income principally derived      OppenheimerFunds, Inc.
Bond Fund/VA,                   from interest on debt securities. Invests mainly in
Service Shares                  three market sectors: debt securities of foreign
                                governments and companies, U.S. government
                                securities and lower-rated high yield securities of
                                U.S. and foreign companies.

----------------------------------------------------------------------------------------------------------------------------
Putnam VT Health                Seeks capital appreciation. The fund pursues its      Putnam Investment Management, LLC
Sciences Fund -                 goal by investing mainly in common stocks of
Class IB Shares                 companies in the health sciences industries, with a
                                focus on growth stocks. Under normal circumstances,
                                the fund invests at least 80% of its net assets in
                                securities of (a) companies that derive at least
                                50% of their assets, revenues or profits from the
                                pharmaceutical, health care services, applied
                                research and development and medical equipment and
                                supplies industries, or (b) companies Putnam
                                Management thinks have the potential for growth as
                                a result of their particular products, technology,
                                patents or other market advantages in the health
                                sciences industries.

----------------------------------------------------------------------------------------------------------------------------
Putnam VT International         Seeks capital appreciation. The fund pursues its      Putnam Investment Management, LLC
Equity Fund -                   goal by investing mainly in common stocks of
Class IB Shares                 companies outside the United States that Putnam
                                Management believes have favorable investment
                                potential. Under normal circumstances, the fund
                                invests at least 80% of its net assets in equity
                                investments.

----------------------------------------------------------------------------------------------------------------------------
Putnam VT Small Cap             Seeks capital appreciation. The fund pursues its      Putnam Investment Management, LLC
Value Fund -                    goal by investing mainly in common stocks of U.S.
Class IB Shares                 companies, with a focus on value stocks. Under
                                normal circumstances, the fund invests at least 80%
                                of its net assets in small companies of a size
                                similar to those in the Russell 2000 Value Index.

----------------------------------------------------------------------------------------------------------------------------
Putnam VT Vista Fund -          Seeks capital appreciation. The fund pursues its      Putnam Investment Management, LLC
Class IB Shares                 goal by investing mainly in common stocks of U.S.
                                companies, with a focus on growth stocks.

----------------------------------------------------------------------------------------------------------------------------
RiverSource Variable            Maximum current income consistent with liquidity      RiverSource Investments, LLC
Portfolio - Cash                and stability of principal. Invests primarily in      (RiverSource Investments)
Management Fund                 money market instruments, such as marketable debt
                                obligations issued by corporations or the U.S.
                                government or its agencies, bank certificates of
                                deposit, bankers' acceptances, letters of credit,
                                and commercial paper, including asset-backed
                                commercial paper.

----------------------------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------

RIVERSOURCE INNOVATIONS SELECT VARIABLE ANNUITY
- ISSUED BY RIVERSOURCE LIFE INSURANCE CO. OF NEW YORK - PROSPECTUS 21

----------------------------------------------------------------------------------------------------------------------------
FUND                            INVESTMENT OBJECTIVE AND POLICIES                     INVESTMENT ADVISER
----------------------------------------------------------------------------------------------------------------------------
RiverSource Variable            High level of current income while attempting to      RiverSource Investments
Portfolio - Diversified         conserve the value of the investment and continuing
Bond Fund                       a high level of income for the longest period of
                                time. Under normal market conditions, the Fund
                                invests at least 80% of its net assets in bonds and
                                other debt securities. At least 50% of the Fund's
                                net assets will be invested in securities like
                                those included in the Lehman Brothers Aggregate
                                Bond Index (Index), which are investment grade and
                                denominated in U.S. dollars. The Index includes
                                securities issued by the U.S. government, corporate
                                bonds, and mortgage- and asset-backed securities.
                                Although the Fund emphasizes high- and
                                medium-quality debt securities, it will assume some
                                credit risk to achieve higher yield and/or capital
                                appreciation by buying lower-quality (junk) bonds.

----------------------------------------------------------------------------------------------------------------------------
RiverSource Variable            High level of current income and, as a secondary      RiverSource Investments
Portfolio - Diversified         goal, steady growth of capital. Under normal market
Equity Income Fund              conditions, the Fund invests at least 80% of its
                                net assets in dividend-paying common and preferred
                                stocks.

----------------------------------------------------------------------------------------------------------------------------
RiverSource Variable            Long-term capital growth. The Fund's assets are       RiverSource Investments, adviser;
Portfolio - Emerging            primarily invested in equity securities of emerging   Threadneedle International Limited, an
Markets Fund                    market companies. Under normal market conditions,     indirect wholly-owned subsidiary of
                                at least 80% of the Fund's net assets will be         Ameriprise Financial, subadviser.
                                invested in securities of companies that are
                                located in emerging market countries, or that earn
                                50% or more of their total revenues from goods and
                                services produced in emerging market countries or
                                from sales made in emerging market countries.

----------------------------------------------------------------------------------------------------------------------------
RiverSource Variable            Total return that exceeds the rate of inflation       RiverSource Investments
Portfolio - Global Inflation    over the long-term. Non-diversified mutual fund
Protected Securities Fund       that, under normal market conditions, invests at
                                least 80% of its net assets in inflation-protected
                                debt securities. These securities include
                                inflation-indexed bonds of varying maturities
                                issued by U.S. and foreign governments, their
                                agencies or instrumentalities, and corporations.

----------------------------------------------------------------------------------------------------------------------------
RiverSource Variable            Long-term capital growth. Invests primarily in        RiverSource Investments
Portfolio - Growth Fund         common stocks and securities convertible into
                                common stocks that appear to offer growth
                                opportunities. These growth opportunities could
                                result from new management, market developments, or
                                technological superiority. The Fund may invest up
                                to 25% of its total assets in foreign investments.

----------------------------------------------------------------------------------------------------------------------------
RiverSource Variable            High current income, with capital growth as a         RiverSource Investments
Portfolio - High Yield          secondary objective. Under normal market
Bond Fund                       conditions, the Fund invests at least 80% of its
                                net assets in high-yielding, high-risk corporate
                                bonds (junk bonds) issued by U.S. and foreign
                                companies and governments.

----------------------------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------

22 RIVERSOURCE INNOVATIONS SELECT VARIABLE ANNUITY
- ISSUED BY RIVERSOURCE LIFE INSURANCE CO. OF NEW YORK - PROSPECTUS

----------------------------------------------------------------------------------------------------------------------------
FUND                            INVESTMENT OBJECTIVE AND POLICIES                     INVESTMENT ADVISER
----------------------------------------------------------------------------------------------------------------------------
RiverSource Variable            High total return through current income and          RiverSource Investments
Portfolio - Income              capital appreciation. Under normal market
Opportunities Fund              conditions, invests primarily in income-producing
                                debt securities with an emphasis on the higher
                                rated segment of the high-yield (junk bond) market.
                                The Fund will purchase only securities rated B or
                                above, or unrated securities believed to be of the
                                same quality. If a security falls below a B rating,
                                the Fund may continue to hold the security.

----------------------------------------------------------------------------------------------------------------------------
RiverSource Variable            Capital appreciation. Invests primarily in equity     RiverSource Investments, adviser;
Portfolio - International       securities of foreign issuers that offer strong       Threadneedle International Limited,
Opportunity Fund                growth potential. The Fund may invest in developed    an indirect wholly-owned subsidiary of
                                and in emerging markets.                              Ameriprise Financial, subadviser.

----------------------------------------------------------------------------------------------------------------------------
RiverSource Variable            Capital appreciation. Under normal market             RiverSource Investments
Portfolio - Large Cap           conditions, the Fund invests at least 80% of its
Equity Fund                     net assets in equity securities of companies with
                                market capitalization greater than $5 billion at
                                the time of purchase.

----------------------------------------------------------------------------------------------------------------------------
RiverSource Variable            Long-term growth of capital. Under normal market      RiverSource Investments
Portfolio - Large Cap           conditions, the Fund invests at least 80% of its
Value Fund                      net assets in equity securities of companies with a
                                market capitalization greater than $5 billion. The
                                Fund may also invest in income-producing equity
                                securities and preferred stocks.

----------------------------------------------------------------------------------------------------------------------------
RiverSource Variable            Growth of capital. Under normal market conditions,    RiverSource Investments
Portfolio - Mid Cap             the Fund invests at least 80% of its net assets in
Growth Fund                     equity securities of mid capitalization companies.
                                The investment manager defines mid-cap companies as
                                those whose market capitalization (number of shares
                                outstanding multiplied by the share price) falls
                                within the range of the Russell Midcap(R) Growth
                                Index.

----------------------------------------------------------------------------------------------------------------------------
RiverSource Variable            Long-term capital appreciation. The Fund seeks to     RiverSource Investments
Portfolio - S&P 500             provide investment results that correspond to the
Index Fund                      total return (the combination of appreciation and
                                income) of large-capitalization stocks of U.S.
                                companies. The Fund invests in common stocks
                                included in the Standard & Poor's 500 Composite
                                Stock Price Index (S&P 500). The S&P 500 is made up
                                primarily of large-capitalization companies that
                                represent a broad spectrum of the U.S. economy.

----------------------------------------------------------------------------------------------------------------------------

RiverSource Variable            Long-term growth of capital. Invests primarily in     RiverSource Investments, adviser;
Portfolio - Select Value        common stocks, preferred stocks and securities        Systematic Financial Management, L.P.
Fund                            convertible into common stocks that are listed on a   and WEDGE Capital Management L.L.P.,
                                nationally recognized securities exchange or traded   subadvisers.
                                on the NASDAQ National Market System of the
                                National Association of Securities Dealers. The
                                Fund invests in mid-cap companies as well as
                                companies with larger and smaller market
                                capitalizations.


----------------------------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------

RIVERSOURCE INNOVATIONS SELECT VARIABLE ANNUITY
- ISSUED BY RIVERSOURCE LIFE INSURANCE CO. OF NEW YORK - PROSPECTUS 23

----------------------------------------------------------------------------------------------------------------------------
FUND                            INVESTMENT OBJECTIVE AND POLICIES                     INVESTMENT ADVISER
----------------------------------------------------------------------------------------------------------------------------
RiverSource Variable            A high level of current income and safety of          RiverSource Investments
Portfolio - Short Duration      principal consistent with an investment in U.S.
U.S. Government Fund            government and government agency securities. Under
                                normal market conditions, at least 80% of the
                                Fund's net assets are invested in securities issued
                                or guaranteed as to principal and interest by the
                                U.S. government, its agencies or instrumentalities.

----------------------------------------------------------------------------------------------------------------------------
RiverSource Variable            Long-term capital appreciation. Invests primarily     RiverSource Investments, adviser;
Portfolio - Small Cap           in equity securities. Under normal market             River Road Asset Management, LLC,
Value Fund                      conditions, at least 80% of the Fund's net assets     Donald Smith & Co., Inc., Franklin
                                will be invested in small cap companies with market   Portfolio Associates LLC and Barrow,
                                capitalization, at the time of investment, of up to   Hanley, Mewhinney & Strauss, Inc.,
                                $2.5 billion or that fall within the range of the     subadvisers.
                                Russell 2000(R) Value Index.

----------------------------------------------------------------------------------------------------------------------------
Van Kampen Life                 Capital growth and income through investments in      Van Kampen Asset Management
Investment Trust                equity securities, including common stocks,
Comstock Portfolio,             preferred stocks and securities convertible into
Class II Shares                 common and preferred stocks.

----------------------------------------------------------------------------------------------------------------------------
Van Kampen UIF U.S.             Above average current income and long-term capital    Morgan Stanley Investment Management
Real Estate Portfolio,          appreciation. Invests primarily in equity             Inc., doing business as Van Kampen.
Class II Shares                 securities of companies in the U.S. real estate
                                industry, including real estate investment trusts.

----------------------------------------------------------------------------------------------------------------------------
Wanger International            Long-term growth of capital. Invests primarily in     Columbia Wanger Asset Management, L.P.
Small Cap                       stocks of companies based outside the U.S. with
                                market capitalizations of less than $5 billion at
                                time of initial purchase.

----------------------------------------------------------------------------------------------------------------------------
Wanger U.S. Smaller             Long-term growth of capital. Invests primarily in     Columbia Wanger Asset Management, L.P.
Companies                       stocks of small- and medium-size U.S. companies
                                with market capitalizations of less than $5 billion
                                at time of initial purchase.

----------------------------------------------------------------------------------------------------------------------------


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24 RIVERSOURCE INNOVATIONS SELECT VARIABLE ANNUITY
- ISSUED BY RIVERSOURCE LIFE INSURANCE CO. OF NEW YORK - PROSPECTUS

THE FIXED ACCOUNT


The fixed account is our general account. Amounts allocated to the fixed account become part of our general account. The fixed account includes the one-year fixed account and the DCA fixed account. We credit interest on amounts you allocate to the fixed account at rates we determine from time to time in our discretion. These rates will be based on various factors including, but not limited to, the interest rate environment, returns we earn on our general account investments, the rates currently in effect for new and existing RiverSource Life of NY annuities, product design, competition, and RiverSource Life of NY's revenues and expenses. The guaranteed minimum interest rate on amounts invested in the fixed account may vary by state but will not be lower than state law allows. We back the principal and interest guarantees relating to the fixed account. These guarantees are based on the continued claims-paying ability of RiverSource Life of NY.


The fixed account is not required to be registered with the SEC. The SEC staff does not review the disclosures in this prospectus on the fixed account, however, disclosures regarding the fixed account may be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of statements made in prospectuses.

ONE-YEAR FIXED ACCOUNT

Unless an asset allocation program is in effect, you may allocate purchase payments or transfer contract value to the one-year fixed account. The value of the one-year fixed account increases as we credit interest to the one-year fixed account. We credit and compound interest daily based on a 365-day year (366 in a leap year) so as to produce the annual effective rate which we declare. We credit the one-year fixed account with the current guaranteed annual rate that is in effect on the date we receive your purchase payment or you transfer contract value to the one-year fixed account. The interest rate we apply to each purchase payment or transfer to the one-year fixed account is guaranteed for one year. There are restrictions on the amount you can allocate to the one-year fixed account as well as on transfers from this account (see "Making the Most of Your Contract -- Transfer policies").

DCA FIXED ACCOUNT (APPLIES TO CONTRACTS ISSUED ON OR AFTER JUNE 19, 2006)

You may only allocate purchase payments to the DCA fixed account. You may not transfer contract value to the DCA fixed account.

You may allocate your entire initial purchase payment to the DCA fixed account for a term of six or twelve months. We reserve the right to offer shorter or longer terms for the DCA fixed account.

In accordance with your investment instructions, we transfer a pro rata amount from the DCA fixed account to your investment allocations monthly so that, at the end of the DCA fixed account term, the balance of the DCA fixed account is zero. The value of the DCA fixed account increases when we credit interest to the DCA fixed account, and decreases when we make monthly transfers from the DCA fixed account to your investment allocations. We credit interest only on the declining balance of the DCA fixed account; we do not credit interest on amounts that have been transferred from the DCA fixed account. We credit and compound interest daily based on a 365-day year (366 in a leap year) so as to produce the annual effective rate which we declare. Generally, we will credit the DCA fixed account with interest at the same annual effective rate we apply to one-year fixed account on the date we receive your purchase payment, regardless of the length of the term you select. We reserve the right to declare different annual effective rates:

o     for the DCA fixed account and the one-year fixed account;

o     for the DCA fixed accounts with terms of differing length;

o for amounts in the DCA fixed account you instruct us to transfer to the one-year fixed account;

o for amounts in the DCA fixed account you instruct us to transfer to the subaccounts.

The interest rates in effect for the DCA fixed account when we receive your purchase payment are guaranteed for the length of the term. When you allocate an additional purchase payment to an existing DCA fixed account term, the interest rates applicable to that purchase payment will be the rates in effect for the DCA fixed account of the same term on the date we receive your purchase payment. For DCA fixed accounts with an initial term (or, in the case of an additional purchase payment, a remaining term) of less than twelve months, the net effective interest rates we credit to the DCA fixed account balance will be less than the declared annual effective rates.


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RIVERSOURCE INNOVATIONS SELECT VARIABLE ANNUITY
- ISSUED BY RIVERSOURCE LIFE INSURANCE CO. OF NEW YORK - PROSPECTUS 25

Alternatively, you may allocate your initial purchase payment to any combination of the following which equals one hundred percent of the amount you invest:

o     the DCA fixed account for a six month term;

o     the DCA fixed account for a twelve month term;

o     the model portfolio in effect;

o if no model portfolio is in effect, to the one-year fixed account and/or the subaccounts, subject to investment minimums and other restrictions we may impose on investments in the one-year fixed account.

If you make a purchase payment while a DCA fixed account term is in progress, you may allocate your purchase payment among the following:

o to the DCA fixed account term(s) then in effect. Amounts you allocate to an existing DCA fixed account term will be transferred out of the DCA fixed account over the remainder of the term. For example, if you allocate a new purchase payment to an existing DCA fixed account term of six months when only two months remains in the six month term, the amount you allocate will be transferred out of the DCA fixed account over the remaining two months of the term;

o     to the model portfolio then in effect;

o if no model portfolio is in effect, then to the one-year fixed account and/or the subaccounts, subject to investment minimums and other restrictions we may impose on investments in the one-year fixed account.

If no DCA fixed account term is in progress when you make an additional purchase payment, you may allocate it according to the rules above for the allocation of your initial purchase payment.

If you participate in a model portfolio, and you choose to change your participation to a different model portfolio while a DCA fixed account is in progress, we will allocate transfers from the DCA fixed account to your newly-elected model portfolio.

If your contract permits, and you discontinue your participation in a model portfolio while a DCA fixed account term is in progress, we will allocate transfers from the DCA fixed account for the remainder of the term in accordance with your investment instructions to us to the one-year fixed account and the subaccounts, subject to investment minimums and other restrictions we may impose on investments in the one-year fixed account, including but not limited to, any limitations described in this prospectus on transfers (see "Transfer policies").

You may discontinue any DCA fixed account before the end of its term by giving us notice. If you do so, we will transfer the remaining balance of the DCA fixed account whose term you are ending to the asset allocation model portfolio in effect, or if no asset allocation model portfolio is in effect, in accordance with your investment instructions to us to the one-year fixed account and/or the subaccounts, subject to investment minimums and other restrictions we may impose on investments in the one-year fixed account including but not limited to, any limitations described in this prospectus on transfers (see "Transfer policies").

Dollar-cost averaging from the DCA fixed account does not guarantee that any subaccount will gain in value nor will it protect against a decline in value if market prices fall. For a discussion of how dollar-cost averaging works, see "Making the Most of Your Contract -- Automated Dollar-Cost Averaging."


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26 RIVERSOURCE INNOVATIONS SELECT VARIABLE ANNUITY
- ISSUED BY RIVERSOURCE LIFE INSURANCE CO. OF NEW YORK - PROSPECTUS

BUYING YOUR CONTRACT

Your investment professional will help you complete and submit an application and send it along with your initial purchase payment to our home office. As the owner, you have all rights and may receive all benefits under the contract. You may buy a qualified or nonqualified annuity. Generally, you can own a nonqualified annuity in joint tenancy with rights of survivorship only in spousal situations. You cannot own a qualified annuity in joint tenancy. You can buy a contract or become an annuitant if you are age 85 or younger.

When you apply, you may select (if available):

o the one-year fixed account, the DCA fixed account and/or subaccounts in which you want to invest;

o     how you want to make purchase payments;

o the length of the withdrawal charge schedule (5 or 7 years from our receipt of each purchase payment);

o     a beneficiary;

o     the optional Portfolio Navigator asset allocation program(1); and

o     one of the following Death Benefits:

      --    ROP Death Benefit; or

      --    MAV Death Benefit(2).

In addition, you may also select:

ANY ONE OF THE FOLLOWING OPTIONAL LIVING BENEFITS (ALL REQUIRE THE USE OF THE
    ---
PORTFOLIO NAVIGATOR ASSET ALLOCATION PROGRAM):

o     Accumulation Protector Benefit(SM) rider

o     Guarantor Withdrawal Benefit for Life(SM) rider(3)

o     Income Assurer Benefit(SM) - MAV rider(4)

o     Income Assurer Benefit(SM) - 5% Accumulation Benefit Base rider(4)

o Income Assurer Benefit(SM) - Greater of MAV or 5% Accumulation Benefit Base rider(4)

(1)   There is no additional charge for this feature.

(2) Available if both you and the annuitant are age 79 or younger at contract issue.

(3) Available if you and the annuitant are age 80 or younger at contract issue.

(4)   Available if the annuitant is age 75 or younger at contract issue.

The contract provides for allocation of purchase payments to the one-year fixed account, the DCA fixed account and/or the subaccounts of the variable account in even 1% increments. The amount of any purchase payment allocated to the one-year fixed account in total cannot exceed 30% of the purchase payment. More than 30% of a purchase payment may be allocated to the one-year fixed account if you establish an automated dollar-cost averaging arrangement with respect to the purchase payment according to procedures currently in effect. We reserve the right to further limit purchase payment allocations to the one-year fixed account if the interest rate we are then crediting on new purchase payments allocated to the one-year fixed account is equal to the minimum interest rate stated in the contract.

If your application is complete, we will process it and apply your purchase payment and any purchase payment credit to the one-year fixed account, the DCA fixed account and subaccounts you selected within two business days after we receive it at our home office. If we accept your application, we will send you a contract. If your application is not complete, you must give us the information to complete it within five business days. If we cannot accept your application within five business days, we will decline it and return your payment unless you specifically ask us to keep the payment and apply it once your application is complete. We will credit additional purchase payments you make to your accounts on the valuation date we receive them. If we receive an additional purchase payment at our home office before the close of business, we will credit any portion of that payment allocated to the subaccounts using the accumulation unit value we calculate on the valuation date we received the payment. If we receive an additional purchase payment at our home office at or after the close of business, we will credit any portion of that payment allocated to the subaccounts using the accumulation unit value we calculate on the next valuation date after we received the payment.

You may make additional purchase payments to nonqualified and qualified annuities until the retirement date, subject to the contact's allowable maximum total purchase payments.


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RIVERSOURCE INNOVATIONS SELECT VARIABLE ANNUITY
- ISSUED BY RIVERSOURCE LIFE INSURANCE CO. OF NEW YORK - PROSPECTUS 27

THE RETIREMENT DATE

Annuity payouts begin on the retirement date. When we process your application, we will establish the retirement date to be the maximum age (or contract anniversary if applicable) for nonqualified annuities and Roth IRAs and for qualified annuities the date specified below. Your selected date can align with your actual retirement from a job, or it can be a different future date, depending on your needs and goals and on certain restrictions. You also can change the retirement date, provided you send us written instructions at least 30 days before annuity payouts begin. The retirement date may not be earlier than 13 months after the effective contract date.

FOR NONQUALIFIED ANNUITIES AND ROTH IRAS, THE RETIREMENT DATE MUST BE:

o no later than the annuitant's 90th(1) birthday or the tenth contract anniversary, if purchased after age 80(1).

FOR QUALIFIED ANNUITIES EXCEPT ROTH IRAS, TO COMPLY WITH IRS REGULATIONS, THE RETIREMENT DATE GENERALLY MUST BE:

o for IRAs by April 1 of the year following the calendar year when the annuitant reaches age 70 1/2; or

o for all other qualified annuities, by April 1 of the year following the calendar year when the annuitant reaches age 70 1/2 or, if later, retires (except that 5% business owners may not select a retirement date that is later than April 1 of the year following the calendar year when they reach age 70 1/2).

If you satisfy your required minimum distributions in the form of partial withdrawals from this contract, annuity payouts can start as late as the annuitant's 90th(1) birthday or the tenth contract anniversary, if later, or a date that has been otherwise agreed to by us.

Contract owners of IRAs and TSAs may also be able to satisfy required minimum distributions using other IRAs or TSAs, and in that case, may delay the annuity payout start date for this contract.

(1) Applies to contracts purchased on or after June 19, 2006. For all other contracts, the retirement date must be no later than the annuitant's 85th birthday or the tenth contract anniversary, if purchased after age
      75. Ask your investment professional which retirement date applies to you.

BENEFICIARY

We will pay your named beneficiary the death benefit if it becomes payable before the retirement date (while the contract is in force and before annuity payouts begin). If there is no named beneficiary, then the default provisions of your contract will apply. (See "Benefits in Case of Death" for more about beneficiaries.)

PURCHASE PAYMENTS

Purchase payment amounts and purchase payment timing may be limited under the terms of your contract or pursuant to state requirements.

MINIMUM INITIAL PURCHASE PAYMENT
   $10,000

MINIMUM ADDITIONAL PURCHASE PAYMENTS
   $100 for all other payment types

MAXIMUM TOTAL PURCHASE PAYMENTS*
   $1,000,000


* This limit applies in total to all RiverSource Life of NY annuities you own. We reserve the right to waive or increase the maximum limit. For qualified annuities, the Code's limits on annual contributions also apply. We may also restrict cumulative additional purchase payments to $100,000 for contracts with the Guarantor Withdrawal Benefit for Life(SM) rider and will restrict cumulative additional purchase payments to $100,000 for contracts with the Guarantor(SM) Withdrawal Benefit rider. Additional purchase payments are restricted during the waiting period after the first 180 days immediately following the effective date of the Accumulation Protector Benefit(SM) Rider.


HOW TO MAKE PURCHASE PAYMENTS

BY LETTER

Send your check along with your name and contract number to:

REGULAR MAIL:


RiverSource Life Insurance Co. of New York

20 Madison Avenue Extension
P.O. Box 5555
Albany, NY 12205-0555

EXPRESS MAIL:


RiverSource Life Insurance Co. of New York

20 Madison Avenue Extension
Albany, NY 12203


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28 RIVERSOURCE INNOVATIONS SELECT VARIABLE ANNUITY
- ISSUED BY RIVERSOURCE LIFE INSURANCE CO. OF NEW YORK - PROSPECTUS

PURCHASE PAYMENT CREDITS

Purchase payment credits are not available for:

o     contracts with a five-year withdrawal charge schedule.

o contracts with a seven-year payment schedule where the contract was purchased on or after June 19, 2006.

All other contracts will receive a purchase payment credit on any purchase payment made to the contract. We apply a credit to your contract of 1% of your current purchase payment. We apply this credit immediately. We allocate the credit to the one-year fixed account and the subaccounts in the same proportions as your purchase payment.

We will reverse credits from the contract value for any purchase payment that is not honored (if, for example, your purchase payment check is returned for insufficient funds).

Because of higher charges, there may be circumstances where you may be worse off for having received the credit than in other contracts. All things being equal (such as guarantee availability or fund performance and availability), this may occur if you hold your contract for 15 years or more. This also may occur if you make a full withdrawal in the first seven years. You should consider these higher charges and other relevant factors before you buy this contract or before you exchange a contract you currently own for this contract.

This credit is made available through revenue from higher withdrawal charges and contract administrative charges than would otherwise be charged. In general, we do not profit from the higher charges assessed to cover the cost of the purchase payment credit. We use all the revenue from these higher charges to pay for the cost of the credits. However, we could profit from the higher charges if market appreciation is higher than expected or if contract owners hold their contracts for longer than expected.

CHARGES

CONTRACT ADMINISTRATIVE CHARGE

We charge this fee for establishing and maintaining your records. We deduct $40 from the contract value on your contract anniversary or, if earlier, when the contact is fully withdrawn. We prorate this charge among the fixed account and the subaccounts in the same proportion your interest in each account bears to your total contract value. However, any amount deducted from the fixed account will be limited to (1) the amount of interest credited in excess of the guaranteed minimum interest rate; plus (2) any amounts allocated or transferred to the fixed account in that contract year. In no instance will the charge from the fixed account exceed $30 in any contract year.

We will waive this charge when your contract value is $50,000 or more on the current contract anniversary.

If you take a full withdrawal from your contract, we will deduct the charge at the time of withdrawal regardless of the contract value. We cannot increase the annual contract administrative charge and it does not apply after annuity payouts begin or when we pay death benefits.

VARIABLE ACCOUNT ADMINISTRATIVE CHARGE

We apply this charge daily to the subaccounts. It is reflected in the unit values of your subaccounts and it totals 0.15% of their average daily net assets on an annual basis. It covers certain administrative and operating expenses of the subaccounts such as accounting, legal and data processing fees and expenses involved in the preparation and distribution of reports and prospectuses. We cannot increase the variable account administrative charge.


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RIVERSOURCE INNOVATIONS SELECT VARIABLE ANNUITY
- ISSUED BY RIVERSOURCE LIFE INSURANCE CO. OF NEW YORK - PROSPECTUS 29

MORTALITY AND EXPENSE RISK FEE

We charge these fees daily to the subaccounts. The unit values of your subaccounts reflect these fees. These fees cover the mortality and expense risk that we assume. Approximately two-thirds of this amount is for our assumption of mortality risk, and one-third is for our assumption of expense risk. These fees do not apply to the fixed account. We cannot increase these fees.

The mortality and expense risk fee you pay is based on the death benefit guarantee you select, whether the contract is a qualified annuity or a nonqualified annuity and the withdrawal charge schedule that applies to your contract.

                                                                                         QUALIFIED ANNUITIES  NONQUALIFIED ANNUITIES
SEVEN-YEAR WITHDRAWAL CHARGE SCHEDULE FOR CONTRACTS PURCHASED ON OR AFTER JUNE 19, 2006
ROP Death Benefit                                                                               0.90%                  1.05%
MAV Death Benefit                                                                               1.10                   1.25

SEVEN-YEAR WITHDRAWAL CHARGE SCHEDULE FOR ALL OTHER CONTRACTS
ROP Death Benefit                                                                               1.00%                  1.15%
MAV Death Benefit                                                                               1.20                   1.35

FIVE-YEAR WITHDRAWAL CHARGE SCHEDULE
ROP Death Benefit                                                                               1.20%                  1.35%
MAV Death Benefit                                                                               1.40                   1.55

Mortality risk arises because of our guarantee to pay a death benefit and our guarantee to make annuity payouts according to the terms of the contract, no matter how long a specific annuitant lives and no matter how long our entire group of annuitants live. If, as a group, annuitants outlive the life expectancy we assumed in our actuarial tables, then we must take money from our general assets to meet our obligations. If, as a group, annuitants do not live as long as expected, we could profit from the mortality risk fee.

Expense risk arises because we cannot increase the contract administrative charge or the variable account administrative charge and these charges may not cover our expenses. We would have to make up any deficit from our general assets. We could profit from the expense risk fee if future expenses are less than expected.

The subaccounts pay us the mortality and expense risk fee they accrued as follows:

o first, to the extent possible, the subaccounts pay this fee from any dividends distributed from the funds in which they invest;

o then, if necessary, the funds redeem shares to cover any remaining fees payable.

We may use any profits we realize from the subaccounts' payment to us of the mortality and expense risk fee for any proper corporate purpose, including, among others, payment of distribution (selling) expenses. We do not expect that the withdrawal charge will cover sales and distribution expenses.

ACCUMULATION PROTECTOR BENEFIT(SM) RIDER FEE

We charge an annual fee of 0.55% of the greater of your contract value or the minimum contract accumulation value on your contract anniversary for this optional benefit only if you select it. We deduct the fee from the contract value on the contract anniversary. We prorate this fee among the fixed account and the subaccounts in the same proportion as your interest in each bears to your total contract value. However, any amount deducted from the fixed account will be limited to (1) the amount of interest credited in excess of the guaranteed minimum interest rate; plus (2) any amounts allocated or transferred to the fixed account in that contract year.

Once you elect the Accumulation Protector Benefit(SM) rider, you may not cancel it and the fee will continue to be deducted until the end of the waiting period. If the contract is terminated for any reason or when annuity payouts begin, we will deduct the fee, adjusted for the number of calendar days coverage was in place since we last deducted the fee.

Currently, the Accumulation Protector Benefit(SM) rider charge does not vary with the Portfolio Navigator model portfolio selected; however, we reserve the right to increase this charge and/or charge a separate rider charge for each model portfolio for new contract holders. The Accumulation Protector Benefit(SM) rider charge will not exceed a maximum of 1.75%.

We will not change the Accumulation Protector Benefit(SM) rider charge after the rider effective date unless:

(a) you choose the annual elective step up after we have exercised our rights to increase the rider charge;

(b) you choose the spousal continuation step up after we have exercised our rights to increase the rider charge;

(c) you change your Portfolio Navigator model portfolio after we have exercised our rights to increase the rider charge;

(d) you change your Portfolio Navigator model portfolio after we have exercised our rights to charge a separate rider charge for each model portfolio.


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30 RIVERSOURCE INNOVATIONS SELECT VARIABLE ANNUITY
- ISSUED BY RIVERSOURCE LIFE INSURANCE CO. OF NEW YORK - PROSPECTUS

If you choose the elective step up, the elective spousal continuation step up, or change your Portfolio Navigator model portfolio after we have exercised our rights to increase the rider charge as described above, you will pay the charge that is in effect on the valuation date we receive your written request to step up or change your Portfolio Navigator model portfolio. On the next contract anniversary, we will calculate an average rider charge, for the preceding contract year only, that reflects the various different charges that were in effect that year, adjusted for the number of calendar days each charge was in effect. The waiting period for this rider will be restarted if you elect to change your model portfolio to one that causes the rider charge to increase more than 0.20% whenever the remaining waiting period just prior to the change is less than three years (see "Optional Benefits -- Accumulation Protector Benefit Rider").

The fee does not apply after annuity payouts begin.

GUARANTOR WITHDRAWAL BENEFIT FOR LIFE(SM) RIDER FEE

We charge an annual fee of 0.65% of the greater of the contract anniversary value or the total Remaining Benefit Amount (RBA) for this optional feature only if you select it. We deduct the fee from your contract value on your contract anniversary. We prorate this fee among the fixed account and the subaccounts in the same proportion as your interest in each bears to your total contract value. However, any amount deducted from the fixed account will be limited to (1) the amount of interest credited in excess of the guaranteed minimum interest rate; plus (2) any amounts allocated or transferred to the fixed account in that contract year.

Once you elect the Guarantor Withdrawal Benefit for Life(SM) rider, you may not cancel it and the fee will continue to be deducted until the contract is terminated, the contract value reduces to zero or annuity payouts begin. If the contract is terminated for any reason or when annuity payouts begin, we will deduct the fee, adjusted for the number of calendar days coverage was in place since we last deducted the fee. If the RBA or the Annual Lifetime Payment (ALP) goes to zero but the contract value has not been depleted, you will continue to be charged.

Currently the Guarantor Withdrawal Benefit for Life(SM) rider charge does not vary with the Portfolio Navigator model portfolio selected; however, we reserve the right to increase this charge and/or charge a separate rider charge for each model portfolio for new contract owners. The Guarantor Withdrawal Benefit for Life(SM) rider charge will not exceed a maximum charge of 1.50%.

We will not change the Guarantor Withdrawal Benefit for Life(SM) rider charge after the rider effective date unless:

(a) you choose the annual elective step up after we have exercised our rights to increase the rider charge. However, if you choose to exercise the annual elective step up before the third contract anniversary, the Guarantor Withdrawal Benefit for Life(SM) rider charge will not change until the third contract anniversary, when it will change to the charge that was in effect on the valuation date we received your last written request to exercise the elective annual step up;

(b) you choose elective spousal continuation step up after we have exercised our rights to increase the rider charge;

(c) you change your Portfolio Navigator model portfolio after we have exercised our rights to increase the rider charge;

(d) you change your Portfolio Navigator model portfolio after we have exercised our rights to charge a separate rider charge for each model portfolio.

If you choose the elective step up, the elective spousal continuation step up, or change your Portfolio Navigator model portfolio after we have exercised our rights to increase the rider charge as described above, you will pay the charge that is in effect on the valuation date we receive your written request to step up or change your Portfolio Navigator model portfolio. On the next contract anniversary, we will calculate an average rider charge, for the preceding contract year only, that reflects the various different charges that were in effect that year, adjusted for the number of calendar days each charge was in effect.

The fee does not apply after annuity payouts begin.

GUARANTOR(SM) WITHDRAWAL BENEFIT RIDER FEE

THIS FEE INFORMATION APPLIES TO BOTH RIDER A (SEE APPENDIX G) AND RIDER B (SEE APPENDIX J).

We charge an annual fee of 0.55% of contract value for this optional feature only if you select it. We deduct the fee from your contract value on your contract anniversary. We prorate this fee among the one-year fixed account and the subaccounts in the same proportion as your interest in each bears to your total contract value. However, any amount deducted from the one-year fixed account will be limited to (1) the amount of interest credited in excess of the guaranteed minimum interest rate; plus (2) any amounts allocated or transferred to the one-year fixed account in that contract year.

Once you elect the Guarantor(SM) Withdrawal Benefit rider, you may not cancel it and the fee will continue to be deducted until the contract is terminated, the contract value reduces to zero or annuity payouts begin. If the contract is terminated for any reason or when annuity payouts begin, we will deduct the fee, adjusted for the number of calendar days coverage was in place since we last deducted the fee. If the Remaining Benefit Amount (RBA) goes to zero but the contract value has not been depleted, you will continue to be charged.


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RIVERSOURCE INNOVATIONS SELECT VARIABLE ANNUITY
- ISSUED BY RIVERSOURCE LIFE INSURANCE CO. OF NEW YORK - PROSPECTUS 31

Currently the Guarantor(SM) Withdrawal Benefit rider charge does not vary with the Portfolio Navigator model portfolio selected; however, we reserve the right to increase this charge and/or charge a separate rider charge for each model portfolio for new contract owners. The Guarantor(SM) Withdrawal Benefit rider charge will not exceed a maximum charge of 1.50%.

We will not change the Guarantor(SM) Withdrawal Benefit rider charge after the rider effective date unless:

(a) you choose the annual elective step up after we have exercised our rights to increase the rider charge. However, if you choose to step up before the third contract anniversary, the Guarantor(SM) Withdrawal Benefit rider charge will not change until the third contract anniversary, when it will change to the charge that was in effect on the valuation date we received your last written request to exercise the elective step up;

(b) you choose the spousal continuation step up under Rider A after we have exercised our rights to increase the rider charge;

(c) you change your Portfolio Navigator model portfolio after we have exercised our rights to increase the rider charge;

(d) you change your Portfolio Navigator model portfolio after we have exercised our rights to charge a separate rider charge for each model portfolio.

If you choose the elective step up, the elective spousal continuation step up, or change your Portfolio Navigator model portfolio after we have exercised our rights to increase the rider charge as described above, you will pay the charge that is in effect on the valuation date we receive your written request to step up or change your Portfolio Navigator model portfolio. On the next contract anniversary, we will calculate an average rider charge, for the preceding contract year only, that reflects the various different charges that were in effect that year, adjusted for the number of calendar days each charge was in effect.

The fee does not apply after annuity payouts begin.

INCOME ASSURER BENEFIT(SM) RIDER FEE

We charge an annual fee for this optional feature only if you select it. We determine the fee by multiplying the guaranteed income benefit base by the charge for the Income Assurer Benefit(SM) rider you select. There are three Income Assurer Benefit(SM) rider options available under your contract (see "Optional Benefits -- Income Assurer Benefit(SM) Riders") and each has a different guaranteed income benefit base calculation. The charge for each Income Assurer Benefit(SM) is as follows:

                                                                               MAXIMUM   CURRENT
Income Assurer Benefit(SM) - MAV                                                 1.50%    0.30%
Income Assurer Benefit(SM) - 5% Accumulation Benefit Base                        1.75     0.60
Income Assurer Benefit(SM) - Greater of MAV or 5% Accumulation Benefit Base      2.00     0.65

We deduct the fee from the contract value on your contract anniversary. We prorate this fee among the fixed account and the subaccounts in the same proportion your interest in each account bears to your total contract value. However, any amount deducted from the fixed account will be limited to (1) the amount of interest credited in excess of the guaranteed minimum interest rate; plus (2) any amounts allocated or transferred to the fixed account in that contract year. If the contract is terminated for any reason or when annuity payouts begin, we will deduct the appropriate Income Assurer Benefit(SM) fee, adjusted for the number of calendar days coverage was in place since we last deducted the fee.

Currently the Income Assurer Benefit(SM) rider charge does not vary with the Portfolio Navigator model portfolio selected; however, we reserve the right to increase this charge and/or charge a separate charge for each model portfolio for new contract owners but not to exceed the maximum charges shown above. We cannot change the Income Assurer Benefit(SM) charge after the rider effective date, unless you change your Portfolio Navigator model portfolio after we have exercised our rights to increase the charge and/or charge a separate charge for each model portfolio. If you decide to change your Portfolio Navigator model portfolio after we have exercised our rights to increase the charge for new contract owners, you will pay the charge that is in effect on the valuation date we receive your written request to change your Portfolio Navigator model portfolio. On the next contract anniversary, we will calculate an average rider charge for the preceding contract year only, that reflects the various different charges that were in effect that year, adjusted for the number of calendar days each charge was in effect. The waiting period for the rider will be restarted if you elect to change your model portfolio to one that causes the rider charge to increase more than 0.20% whenever the remaining waiting period just prior to the change is less than three years (see "Optional Benefits -- Income Assurer Benefit(SM) Riders"). The fee does not apply after annuity payouts begin or the Income Assurer Benefit(SM) terminates.

For an example of how each Income Assurer Benefit(SM) rider fee is calculated, see Appendix A.


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32 RIVERSOURCE INNOVATIONS SELECT VARIABLE ANNUITY
- ISSUED BY RIVERSOURCE LIFE INSURANCE CO. OF NEW YORK - PROSPECTUS

WITHDRAWAL CHARGE

If you withdraw all or part of your contract value before annuity payouts begin, we may deduct a withdrawal charge. As described below, a withdrawal charge applies to each purchase payment you make. The withdrawal charge lasts for 7 years or 5 years, depending on which withdrawal charge schedule you select when you purchase the contract (see "Expense Summary").

You may withdraw an amount during any contract year without a withdrawal charge. We call this amount the Total Free Amount (TFA). The TFA varies depending on whether your contract includes the Guarantor Withdrawal Benefit for Life(SM) rider or the Guarantor(SM) Withdrawal Benefit rider:

CONTRACTS WITHOUT GUARANTOR WITHDRAWAL BENEFIT FOR LIFE(SM) RIDER OR GUARANTOR(SM) WITHDRAWAL BENEFIT RIDER

The TFA is the greater of:


o     10% of the contract value on the prior contract anniversary(1); or


o     current contract earnings.

CONTRACTS WITH GUARANTOR WITHDRAWAL BENEFIT FOR LIFE(SM) RIDER

The TFA is the greatest of:

o     10% of the contract value on the prior contract anniversary(1);


o     current contract earnings; or


o the greater of the Remaining Benefit Payment or the Remaining Annual Lifetime Payment.

CONTRACTS WITH GUARANTOR(SM) WITHDRAWAL BENEFIT RIDER

The TFA is the greatest of:

o     10% of the contract value on the prior contract anniversary(1);


o     current contract earnings; or


o     the Remaining Benefit Payment.

(1) We consider your initial purchase payment and any purchase payment credit to be the prior contract anniversary's contract value during the first contract year.

Amounts withdrawn in excess of the TFA may be subject to a withdrawal charge as described below.

A withdrawal charge will apply if the amount you withdraw includes any of your prior purchase payments that are still within their withdrawal charge schedule. To determine whether your withdrawal includes any of your prior purchase payments that are still within their withdrawal charge schedule, we withdraw amounts from your contract in the following order:

1. We withdraw the TFA first. We do not assess a withdrawal charge on the TFA.

2. We withdraw purchase payments not previously withdrawn, in the order you made them: the oldest purchase payment first, the next purchase payment second, etc. until all purchase payments have been withdrawn. By applying this "first-in, first-out" rule, we do not assess a withdrawal charge on purchase payments that we received prior to the number of years stated in the withdrawal charge schedule you select when you purchase the contract. We only assess a withdrawal charge on purchase payments that are still within the withdrawal charge schedule you selected.

EXAMPLE: Each time you make a purchase payment under the contract, a withdrawal charge schedule attaches to that purchase payment. The withdrawal charge percentage for each purchase payment declines according to the withdrawal charge schedule shown in your contract. (THE WITHDRAWAL CHARGE PERCENTAGES FOR THE 5-YEAR AND 7-YEAR WITHDRAWAL CHARGE SCHEDULE ARE SHOWN IN A TABLE IN THE "EXPENSE SUMMARY" ABOVE.) For example, if you select the 7-Year withdrawal charge schedule, during the first two years after a purchase payment is made, the withdrawal charge percentage attached to that payment is 8%. The withdrawal charge percentage for that payment during the seventh year after it is made is 3%. At the beginning of the eighth year after that purchase payment is made, and thereafter, there is no longer a withdrawal charge as to that payment.

We determine your withdrawal charge by multiplying each of your payments withdrawn by the applicable withdrawal charge percentage (see "Expense Summary"), and then adding the total withdrawal charges.

For a partial withdrawal that is subject to a withdrawal charge, the amount we actually deduct from your contract value will be the amount you request plus any applicable withdrawal charge. We pay you the amount you request.

For an example, see Appendix B.


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RIVERSOURCE INNOVATIONS SELECT VARIABLE ANNUITY
- ISSUED BY RIVERSOURCE LIFE INSURANCE CO. OF NEW YORK - PROSPECTUS 33

WAIVER OF WITHDRAWAL CHARGES

We do not assess withdrawal charges for:

o     withdrawals of any contract earnings;

o withdrawals of amounts totaling up to 10% of the contract value on the prior contract anniversary to the extent it exceeds contract earnings;

o if you elected the Guarantor Withdrawal Benefit for Life(SM) rider, the greater of your contract's Remaining Benefit Payment or Remaining Annual Lifetime Payment to the extent it exceeds the greater of contract earnings or 10% of the contract value on the prior contract anniversary;

o if you elected the Guarantor(SM) Withdrawal Benefit rider, your contract's Remaining Benefit Payment to the extent it exceeds the greater of contract earnings or 10% of the contract value on the prior contract anniversary;

o required minimum distributions from a qualified annuity provided the amount is no greater than the required amount calculated under your specific contract currently in force; and

o contracts settled using an annuity payout plan (EXCEPTION: As described below, if you select annuity payout Plan E, and choose later to withdraw the value of your remaining annuity payments, we will assess a withdrawal charge.);

o withdrawals made as a result of one of the "Contingent events"* described below (see your contract for additional conditions and restrictions);

o     amounts we refund to you during the free look period;* and

o     death benefits.*

* However, we will reverse certain purchase payment credits up to the maximum withdrawal charge. (See "Buying Your Contract -- Purchase Payment Credits.")

CONTINGENT EVENTS

o Withdrawals you make if you or the annuitant are confined to a hospital or nursing home and have been for the prior 60 days. Your contract will include this provision when you and the annuitant are under age 76 at contract issue. You must provide proof satisfactory to us of the confinement as of the date you request the withdrawal.

o To the extent permitted by state law, withdrawals you make if you or the annuitant are diagnosed in the second or later contract years as disabled with a medical condition that with reasonable medical certainty will result in death within 12 months or less from the date of the licensed physician's statement. You must provide us with a licensed physician's statement containing the terminal illness diagnosis and the date the terminal illness was initially diagnosed.

WITHDRAWAL CHARGE UNDER ANNUITY PAYOUT PLAN E -- PAYOUTS FOR A SPECIFIC
PERIOD: Under this annuity payout plan, in most cases you can elect to take a withdrawal of the remaining variable payouts. If you take a withdrawal we impose a withdrawal charge. This charge will vary based on the death benefit guarantee and the assumed investment rate (AIR) you selected for the variable payouts. The withdrawal charge equals the present value of the remaining variable payouts using an AIR of either 3.5% or 5% minus the present value of the remaining variable payouts using the applicable discount rate shown in a table in the "Expense Summary." (See "The Annuity Payout Period -- Annuity Payout Plans.")

POSSIBLE GROUP REDUCTIONS: In some cases we may incur lower sales and administrative expenses due to the size of the group, the average contribution and the use of group enrollment procedures. In such cases, we may be able to reduce or eliminate the contract administrative and withdrawal charges. However, we expect this to occur infrequently.

FUND FEES AND EXPENSES

There are deductions from and expenses paid out of the assets of the funds that are described in the prospectuses for those funds. (See "Annual Operating Expenses of the Funds.")


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34 RIVERSOURCE INNOVATIONS SELECT VARIABLE ANNUITY
- ISSUED BY RIVERSOURCE LIFE INSURANCE CO. OF NEW YORK - PROSPECTUS

VALUING YOUR INVESTMENT

We value your accounts as follows:

THE FIXED ACCOUNT

THE FIXED ACCOUNT INCLUDES THE ONE-YEAR FIXED ACCOUNT AND THE DCA FIXED
ACCOUNT.

We value the amounts you allocate to the fixed account directly in dollars. The value of the fixed account equals:

o the sum of your purchase payments allocated to the one-year fixed account and the DCA fixed account, and transfer amounts to the one-year fixed account;

o     plus interest credited;

o minus the sum of amounts withdrawn (including any applicable withdrawal charges) and amounts transferred out;

o     minus any prorated portion of the contract administrative charge; and

o minus the prorated portion of the fee for any of the following optional benefits you have selected:

      --    Accumulation Protector Benefit(SM) rider;

      --    Guarantor Withdrawal Benefit for Life(SM) rider;

      --    Guarantor(SM) Withdrawal Benefit rider;

      --    Income Assurer Benefit(SM) rider;

      --    Benefit Protector(SM) rider; or

      --    Benefit Protector(SM) Plus rider.

SUBACCOUNTS

We convert amounts you allocated to the subaccounts into accumulation units. Each time you make a purchase payment or transfer amounts into one of the subaccounts or we apply any purchase payment credits, we credit a certain number of accumulation units to your contract for that subaccount. Conversely, we subtract a certain number of accumulation units from your contract each time you take a partial withdrawal; transfer amounts out of a subaccount; or we assess a contract administrative charge, a withdrawal charge, or fee for any optional contract riders with annual charges (if applicable).

The accumulation units are the true measure of investment value in each subaccount during the accumulation period. They are related to, but not the same as, the net asset value of the fund in which the subaccount invests. The dollar value of each accumulation unit can rise or fall daily depending on the variable account expenses, performance of the fund and on certain fund expenses.

Here is how we calculate accumulation unit values:

NUMBER OF UNITS: To calculate the number of accumulation units for a particular subaccount, we divide your investment by the current accumulation unit value.

ACCUMULATION UNIT VALUE: The current accumulation unit value for each subaccount equals the last value times the subaccount's current net investment factor.


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RIVERSOURCE INNOVATIONS SELECT VARIABLE ANNUITY
- ISSUED BY RIVERSOURCE LIFE INSURANCE CO. OF NEW YORK - PROSPECTUS 35

WE DETERMINE THE NET INVESTMENT FACTOR BY:

o adding the fund's current net asset value per share, plus the per share amount of any accrued income or capital gain dividends to obtain a current adjusted net asset value per share; then

o     dividing that sum by the previous adjusted net asset value per share;
      and

o subtracting the percentage factor representing the mortality and expense risk fee and the variable account administrative charge from the result.

Because the net asset value of the fund may fluctuate, the accumulation unit value may increase or decrease. You bear all the investment risk in a subaccount.

FACTORS THAT AFFECT SUBACCOUNT ACCUMULATION UNITS: Accumulation units may change in two ways -- in number and in value.

The number of accumulation units you own may fluctuate due to:

o     additional purchase payments you allocate to the subaccounts;

o     any purchase payment credits allocated to the subaccounts;

o     transfers into or out of the subaccounts;

o     partial withdrawals;

o     withdrawal charges;

and the deduction of a prorated portion of:

o     the contract administrative charge; and

o     the fee for any of the following optional benefits you have selected:

      o     Accumulation Protector Benefit(SM) rider;

      o     Guarantor Withdrawal Benefit for Life(SM) rider;

      o     Guarantor(SM) Withdrawal Benefit rider; or

      o     Income Assurer Benefit(SM) rider.

Accumulation unit values will fluctuate due to:

o     changes in fund net asset value;

o     fund dividends distributed to the subaccounts;

o     fund capital gains or losses;

o     fund operating expenses; and

o mortality and expense risk fee and the variable account administrative charge.


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36 RIVERSOURCE INNOVATIONS SELECT VARIABLE ANNUITY
- ISSUED BY RIVERSOURCE LIFE INSURANCE CO. OF NEW YORK - PROSPECTUS

MAKING THE MOST OF YOUR CONTRACT

AUTOMATED DOLLAR-COST AVERAGING

Currently, you can use automated transfers to take advantage of dollar-cost averaging (investing a fixed amount at regular intervals). For example, you might transfer a set amount monthly from a relatively conservative subaccount to a more aggressive one, or to several others, or from the one-year fixed account to one or more subaccounts. You can also obtain the benefits of dollar-cost averaging by setting up an Interest Sweep strategy. Interest Sweeps are a monthly transfer of the interest earned from the one-year fixed account into the subaccounts of your choice. If you participate in an Interest Sweep strategy the interest you earn on the one-year fixed account will be less than the annual interest rate we apply because there will be no compounding. There is no charge for dollar-cost averaging.

This systematic approach can help you benefit from fluctuations in accumulation unit values caused by fluctuations in the market values of the funds. Since you invest the same amount each period, you automatically acquire more units when the market value falls and fewer units when it rises. The potential effect is to lower your average cost per unit.

HOW DOLLAR-COST AVERAGING WORKS

                                                                                  NUMBER
By investing an equal number                            AMOUNT    ACCUMULATION   OF UNITS
of dollars each month ...                      MONTH   INVESTED    UNIT VALUE    PURCHASED
                                                Jan      $100         $20          5.00
you automatically buy                           Feb       100          18          5.56
more units when the                             Mar       100          17          5.88
per unit market price is low ...  --------->    Apr       100          15          6.67
                                                May       100          16          6.25
                                                Jun       100          18          5.56
                                                Jul       100          17          5.88
and fewer units                                 Aug       100          19          5.26
when the per unit                               Sept      100          21          4.76
market price is high.             --------->    Oct       100          20          5.00

You paid an average price of $17.91 per unit over the 10 months, while the average market price actually was $18.10.

Dollar-cost averaging does not guarantee that any subaccount will gain in value nor will it protect against a decline in value if market prices fall. Because dollar-cost averaging involves continuous investing, your success will depend upon your willingness to continue to invest regularly through periods of low price levels. Dollar-cost averaging can be an effective way to help meet your long-term goals. For specific features contact your investment professional.

Dollar-cost averaging as described in this section is not available when a Portfolio Navigator model portfolio is in effect. However, subject to certain restrictions, dollar-cost averaging is available for use with a DCA fixed account. See the "DCA Fixed Account" and "Portfolio Navigator Asset Allocation Program" sections in this prospectus for details.

ASSET REBALANCING

You can ask us in writing to automatically rebalance the subaccount portion of your contract value either quarterly, semiannually, or annually. The period you select will start to run on the date we record your request. On the first valuation date of each of these periods, we automatically will rebalance your contract value so that the value in each subaccount matches your current subaccount percentage allocations. These percentage allocations must be in whole numbers. There is no charge for asset rebalancing. The contract value must be at least $2,000.

You can change your percentage allocations or your rebalancing period at any time by contacting us in writing. We will restart the rebalancing period you selected as of the date we record your change. You also can ask us in writing or by any other method acceptable by us, to stop rebalancing your contract value. You must allow 30 days for us to change any instructions that currently are in place. For more information on asset rebalancing, contact your investment professional.

Different rules apply to asset rebalancing under a Portfolio Navigator model portfolio (see "Asset Allocation Program" and "Portfolio Navigator Asset Allocation Program" below).


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RIVERSOURCE INNOVATIONS SELECT VARIABLE ANNUITY -
ISSUED BY RIVERSOURCE LIFE INSURANCE CO. OF NEW YORK - PROSPECTUS 37

As long as you are not participating in a Portfolio Navigator model portfolio, asset rebalancing is available for use with the DCA fixed account (see "DCA Fixed Account") only if your subaccount allocation for asset rebalancing is exactly the same as your subaccount allocation for transfers from the DCA fixed account. If you change your subaccount allocations under the asset rebalancing program or the DCA fixed account, we will automatically change the subaccount allocations so they match. If you do not wish to have the subaccount allocation be the same for the asset rebalancing program and the DCA fixed account, you must terminate the asset rebalancing program or the DCA fixed account, as you may choose.

ASSET ALLOCATION PROGRAM

For contracts purchased before June 19, 2006, we offered an asset allocation program called Portfolio Navigator. You may elect to participate in the asset allocation program, and there is no additional charge. If you purchased an optional Accumulation Protector Benefit(SM) rider, Guarantor(SM) Withdrawal Benefit rider or Income Assurer Benefit(SM) rider, you are required to participate in the PN program under the terms of the rider.

This asset allocation program allows you to allocate your contract value to a model portfolio that consists of subaccounts and may include the one-year fixed account (if available under the asset allocation program), which represent various asset classes. By spreading your contract value among these various asset classes, you may be able to reduce the volatility in your contract value, but there is no guarantee that this will occur.

Asset allocation does not guarantee that your contract will increase in value nor will it protect against a decline in value if market prices fall. If you choose or are required to participate in the asset allocation program, you are responsible for determining which model portfolio is best for you. Your investment professional can help you make this determination. In addition, your investment professional may provide you with an investor questionnaire, a tool that can help you determine which model portfolio is suited to your needs based on factors such as your investment goals, your tolerance for risk, and how long you intend to invest.

Currently, there are five model portfolios ranging from conservative to aggressive. You may not use more than one model portfolio at a time. You are allowed to request a change to another model portfolio twice per contract year. Each model portfolio specifies allocation percentages to each of the subaccounts and/or the one-year fixed account that make up that model portfolio. By participating in the asset allocation program, you authorize us to invest your contract value in the subaccounts and/or one-year fixed account (if included) according to the allocation percentages stated for the specific model portfolio you have selected. You also authorize us to automatically rebalance your contract value quarterly beginning three months after the effective date of your contract in order to maintain alignment with the allocation percentages specified in the model portfolio.

Under the asset allocation program, the subaccounts and/or the one-year fixed account (if included) that make up the model portfolio you selected and the allocation percentages to those subaccounts and/or the one-year fixed account (if included) will not change unless we adjust the composition of the model portfolio to reflect the liquidation, substitution or merger of an underlying fund, a change of investment objective by an underlying fund or when an underlying fund stops selling its shares to the variable account. We reserve the right to change the terms and conditions of the asset allocation program upon written notice to you.

If permitted under applicable securities law, we reserve the right to:

o reallocate your current model portfolio to an updated version of your current model portfolio; or

o     substitute a fund of funds for your current model portfolio.

We also reserve the right to discontinue the asset allocation program. We will give you 30 days' written notice of any such change.

If you elected to participate in the asset allocation program, you may discontinue your participation in the program at any time by giving us written notice. Upon cancellation, automated rebalancing associated with the asset allocation program will end. You can elect to participate in the asset allocation program again at any time.


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38 RIVERSOURCE INNOVATIONS SELECT VARIABLE ANNUITY -
ISSUED BY RIVERSOURCE LIFE INSURANCE CO. OF NEW YORK - PROSPECTUS

REQUIRED USE OF ASSET ALLOCATION PROGRAM WITH ACCUMULATION PROTECTOR BENEFIT(SM) RIDER, GUARANTOR(SM) WITHDRAWAL BENEFIT RIDER OR INCOME ASSURER BENEFIT(SM) RIDER

If you are required to participate in the asset allocation program because you purchased an optional Accumulation Protector Benefit(SM) rider, Guarantor(SM) Withdrawal Benefit rider or Income Assurer Benefit(SM) rider, you may not discontinue your participation in the asset allocation program unless permitted by the terms of the rider as summarized below:

o ACCUMULATION PROTECTOR BENEFIT(SM) RIDER: You cannot terminate the Accumulation Protector Benefit(SM) rider. As long as the Accumulation Protector Benefit(SM) rider is in effect, your contract value must be invested in one of the model portfolios. The Accumulation Protector Benefit(SM) rider automatically ends at the end of the waiting period as does the requirement that you participate in the asset allocation program. At all other times, if you do not want to participate in any of the model portfolios, you must terminate your contract by requesting a full withdrawal. Withdrawal charges and tax penalties may apply. THEREFORE, YOU SHOULD NOT SELECT THE ACCUMULATION PROTECTOR BENEFIT(SM) RIDER IF YOU DO NOT INTEND TO CONTINUE PARTICIPATING IN ONE OF THE MODEL PORTFOLIOS UNTIL THE END OF THE WAITING PERIOD.

o GUARANTOR(SM) WITHDRAWAL BENEFIT RIDER: Because the Guarantor(SM) Withdrawal Benefit rider requires that your contract value be invested in one of the model portfolios for the life of the contract, and you cannot terminate the Guarantor(SM) Withdrawal Benefit rider once you have selected it, you must terminate your contract by requesting a full withdrawal if you do not want to participate in any of the model portfolios. Withdrawal charges and tax penalties may apply. THEREFORE, YOU SHOULD NOT SELECT THE GUARANTOR(SM) WITHDRAWAL BENEFIT RIDER IF YOU DO NOT INTEND TO CONTINUE PARTICIPATING IN ONE OF THE MODEL PORTFOLIOS FOR THE LIFE OF THE CONTRACT.

o INCOME ASSURER BENEFIT(SM) RIDER: You can terminate the Income Assurer Benefit(SM) rider during a 30-day period after the first rider anniversary and at any time after the expiration of the waiting period. At all other times, if you do not want to participate in any of the model portfolios, you must terminate your contract by requesting a full withdrawal. Withdrawal charges and tax penalties may apply. As long as the Income Assurer Benefit(SM) rider is in effect, your contract value must be invested in one of the model portfolios. THEREFORE, YOU SHOULD NOT SELECT THE INCOME ASSURER BENEFIT(SM) RIDER IF YOU DO NOT INTEND TO CONTINUE PARTICIPATING IN ONE OF THE MODEL PORTFOLIOS DURING THE PERIOD OF TIME THE INCOME ASSURER BENEFIT(SM) RIDER IS IN EFFECT.

PORTFOLIO NAVIGATOR ASSET ALLOCATION PROGRAM

The Portfolio Navigator Asset Allocation Program (PN program) described in this section replaces the previously offered asset allocation program described above for owners of all contracts purchased on or after June 19, 2006 and for contract owners who choose to move from the previously offered asset allocation program to the PN program or who add the PN program on or after June 19, 2006. The PN program is available for nonqualified annuities and for qualified annuities.

The PN program allows you to allocate your contract value to a PN program model portfolio that consists of subaccounts, each of which invests in a fund with a particular investment objective (underlying fund), and may include the one-year fixed account (if available under the PN program) that represent various asset classes (allocation options). The PN program also allows you to periodically update your model portfolio or transfer to a new model portfolio. You are required to participate in the PN program if your contract includes an optional Accumulation Protector Benefit(SM) rider, Guarantor Withdrawal Benefit for Life(SM) rider or Income Assurer Benefit(SM) rider. If your contract does not include one of these riders, you also may elect to participate in the PN program at no additional charge. You should review any PN program information, including the terms of the PN program, carefully. Your investment professional can provide you with additional information and can answer questions you may have on the PN program.

SERVICE PROVIDERS TO THE PN PROGRAM. RiverSource Investments, an affiliate of ours, serves as non-discretionary investment adviser for the PN program solely in connection with the development of the model portfolios and periodic updates of the model portfolios. In this regard, RiverSource Investments enters into an investment advisory agreement with each contract owner participating in the PN program. In its role as investment adviser to the PN program, RiverSource Investments relies upon the recommendations of a third party service provider. In developing and updating the model portfolios, RiverSource Investments reviews the recommendations, and the third party's rationale for the recommendations, with the third party service provider. RiverSource Investments also conducts periodic due diligence and provides ongoing oversight with respect to the process utilized by the third party service provider. For more information on RiverSource Investment's role as investment adviser for the PN program, please see the Portfolio Navigator Asset Allocation Program Investment Adviser Disclosure Document, which is based on Part II of RiverSource Investment's Form ADV, the SEC investment adviser registration form. The Disclosure Document is delivered to contract owners at the time they enroll in the PN program.

Currently, the PN program model portfolios are designed and periodically updated for RiverSource Investments by Morningstar Associates, LLC, a registered investment adviser and wholly owned subsidiary of Morningstar, Inc. RiverSource Investments may replace Morningstar Associates and may hire additional firms to assist with the development and periodic updates of the model portfolios in the future. Also, RiverSource Investments may elect to develop and periodically update the model portfolios without the assistance of a third party service provider.


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RIVERSOURCE INNOVATIONS SELECT VARIABLE ANNUITY
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

The criteria used in developing and updating the model portfolios do not guarantee or predict future performance. Neither Morningstar Associates nor RiverSource Investments, in connection with their respective roles, provides any individualized investment advice to contract owners regarding the application of a particular model portfolio to his or her circumstances. Contract owners are solely responsible for determining whether any model portfolio is appropriate.

We identify to Morningstar Associates the universe of allocation options that can be included in the model portfolios and, in limited circumstances, underlying funds of such allocation options (the universe of allocation options). The universe of allocation options may not include all allocation options available under your contract. We may modify from time to time such universe of allocation options. These modifications may reflect instructions from, or respond to actions taken by, any party making an allocation option available to us. For example, we may modify the universe of allocation options in response to the liquidation, merger or other closure of a fund. Once we identify this universe of allocation options to Morningstar Associates, neither RiverSource Investments, nor any of its affiliates, including us, dictates to Morningstar Associates the number of allocation options that should be included in a model portfolio, the percentage that any allocation option represents in a model portfolio, or whether a particular allocation option may be included in a model portfolio.

In identifying the universe of allocation options, we and our affiliates, including RiverSource Investments, are subject to competing interests that may influence the allocation options we propose. These competing interests involve compensation that RiverSource Investments or its affiliates may receive as the investment adviser to the RiverSource Variable Portfolio Funds and certain allocation options as well as compensation we or an affiliate of ours may receive for providing services in connection with the RiverSource Variable Portfolio Funds and such allocation options or their underlying funds. These competing interests also involve compensation we or an affiliate of ours may receive if certain funds that RiverSource Investments does not advise are included in model portfolios.

As an affiliate of RiverSource Investments, the investment adviser to the RiverSource Variable Portfolio Funds and certain allocation options, we may have an incentive to identify the RiverSource Variable Portfolio Funds and such allocation options for consideration as part of a model portfolio over unaffiliated funds. In addition, RiverSource Investments, in its capacity as investment adviser to the RiverSource Variable Portfolio Funds, monitors the performance of the RiverSource Variable Portfolio Funds. In this role, RiverSource Investments may, from time to time, recommend certain changes to the board of directors of the RiverSource Variable Portfolio Funds. These changes may include but not be limited to a change in portfolio management or fund strategy or the closure or merger of a RiverSource Variable Portfolio Fund. RiverSource Investments also may believe that certain RiverSource Variable Portfolio Funds may benefit from additional assets or could be harmed by redemptions. All of these factors may impact RiverSource Investment's view regarding the composition and allocation of a model portfolio.

RiverSource Investments' role as investment adviser to the PN program in connection with the development and updating of the model portfolios, and our identification of the universe of allocation options to Morningstar Associates for consideration, may influence the allocation of assets to or away from allocation options that are affiliated with, or managed or advised by RiverSource Investments or its affiliates.

RiverSource Investments, we or another affiliate of ours may receive higher compensation from certain unaffiliated funds that RiverSource Investments does not advise or manage. (See "Expense Summary -- Annual Operating Expenses of the Funds" and "The Variable Account and the Funds -- The Funds.") Therefore, we may have an incentive to identify these unaffiliated funds to Morningstar Associates for inclusion in the model portfolios. In addition, we or an affiliate of ours may receive higher compensation from the one-year fixed account than from other allocation options. We therefore may have an incentive to identify these allocation options to Morningstar Associates for inclusion in the model portfolios.

Some officers and employees of RiverSource Investments are also officers or employees of us or our affiliates which may be involved in, and/or benefit from, your participation in the PN program. These officers and employees may have an incentive to make recommendations, or take actions, that benefit one or more of the entities they represent, rather than participants in the PN program.


PARTICIPATING IN THE PN PROGRAM. If you choose or are required to participate in the PN program, you are responsible for determining which model portfolio is best for you. Your investment professional can help you make this determination. In addition, your investment professional may provide you with an investor questionnaire, a tool to help define your investing style which is based on factors such as your investment goals, your tolerance for risk and how long you intend to invest. Your responses to the investor questionnaire can help determine which model portfolio most closely matches your investing style. While the scoring of the investor questionnaire is objective, there is no guarantee that your responses to the investor questionnaire accurately reflect your tolerance for risk. Similarly, there is no guarantee that the asset mix reflected in the model portfolio you select after completing the investor questionnaire is appropriate to your ability to withstand investment risk. Neither RiverSource Life of NY nor RiverSource Investments is responsible for your decision to participate in the PN program, your selection of a specific model portfolio or your decision to change to an updated or different model portfolio.



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40 RIVERSOURCE INNOVATIONS SELECT VARIABLE ANNUITY
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

Currently, there are five PN model portfolios ranging from conservative to aggressive. You may not use more than one model portfolio at a time. Each model portfolio specifies allocation percentages to each of the subaccounts and/or the one-year fixed account that make up that model portfolio. By participating in the PN program, you instruct us to invest your contract value in the subaccounts and/or the one-year fixed account (if included) according to the allocation percentages stated for the specific model portfolio you have selected. By participating in the PN program, you also instruct us to automatically rebalance your contract value quarterly in order to maintain alignment with these allocation percentages.

If you initially allocate qualifying purchase payments to the DCA fixed account, when available (see "DCA Fixed Account"), and you are participating in the PN program, we will make monthly transfers in accordance with your instructions from the DCA fixed account into the model portfolio you have chosen.

Each model portfolio is evaluated periodically by Morningstar Associates, which may then provide updated recommendations to RiverSource Investments. As a result, the model portfolios may be updated from time to time (typically annually) with new allocation options and allocation percentages. When these reassessments are completed and changes to the model portfolios occur, you will receive a reassessment letter. This reassessment letter will notify you that the model portfolio has been reassessed and that, unless you instruct us not to do so, your contract value, less amounts allocated to the DCA fixed account, is scheduled to be reallocated according to the updated model portfolio. The reassessment letter will specify the scheduled reallocation date and will be sent to you at least 30 days prior to this date. Based on the written authorization you provided when you enrolled in the PN program, if you do not notify us otherwise, you will be deemed to have instructed us to reallocate your contract value, less amounts allocated to the DCA fixed account, according to the updated model portfolio. If you do not want your contract value, less amounts allocated to the DCA fixed account, to be reallocated according to the updated model portfolio, you must provide written or other authorized notification as specified in the reassessment letter.

In addition to this periodic reassessment and reallocation of the model portfolios, you may also request a change to your model portfolio up to twice per contract year by written request on an authorized form or by another method agreed to by us. Such changes include changing to a different model portfolio at any time or requesting to reallocate according to the updated version of your existing model portfolio other than according to the reassessment process described above. If your contract includes the Guarantor Withdrawal Benefit for Life(SM) rider, we reserve the right to limit the number of model portfolios from which you can select based on the dollar amount of purchase payments you make, subject to state restrictions. If your contract includes an optional Accumulation Protector Benefit(SM) rider, Guarantor Withdrawal Benefit for Life(SM) rider, Guarantor(SM) Withdrawal Benefit rider or Income Assurer Benefit(SM) rider and you make such a change (other than a scheduled periodic reallocation), we may charge you a higher fee for your optional Accumulation Protector Benefit(SM) rider, Guarantor Withdrawal Benefit for Life(SM) rider, Guarantor(SM) Withdrawal Benefit rider or Income Assurer Benefit(SM) rider.

RISKS. Asset allocation through the PN program does not guarantee that your contract will increase in value nor will it protect against a decline in value if market prices fall.

By spreading your contract value among various allocation options under the PN program, you may be able to reduce the volatility in your contract value, but there is no guarantee that this will happen. Although each model portfolio is intended to optimize returns given various levels of risk tolerance, a model portfolio may not perform as intended. A model portfolio, the allocation options and market performance may differ in the future from historical performance and from the assumptions upon which the model portfolio is based, which could cause the model portfolio to be ineffective or less effective in reducing volatility.

Investment performance of your contract value could be better or worse by participating in the PN program than if you had not participated. A model portfolio may perform better or worse than any single fund or allocation option or any other combination of funds or allocation options. The performance of a model portfolio depends on the performance of the component funds. In addition, the timing of your investment and automatic rebalancing may affect performance.

Quarterly rebalancing and periodic updating of the model portfolios can cause their component funds to incur transactional expenses to raise cash for money flowing out of the funds or to buy securities with money flowing into the funds. Moreover, a large outflow of money from the funds may increase the expenses attributable to the assets remaining in the funds. These expenses can adversely affect the performance of the relevant funds and of the model portfolios. In addition, when a particular fund needs to buy or sell securities due to quarterly rebalancing or periodic updating of a model portfolio, it may hold a large cash position. A large cash position could detract from the achievement of the fund's investment objective in a period of rising market prices; conversely, a large cash position would reduce the fund's magnitude of loss in the event of falling market prices and provide the fund with liquidity to make additional investments or to meet redemptions. (See also the description of competing interests in the section titled "Service Providers to the PN Program" above.) For additional information regarding the risks of investing in a particular fund, see that fund's prospectus.


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- ISSUED BY RIVERSOURCE LIFE INSURANCE CO. OF NEW YORK - PROSPECTUS 41

We reserve the right to change the terms and conditions of the PN program upon written notice to you. This includes the right to offer more or fewer model portfolios and to vary the allocation options and/or allocation percentages within those model portfolios. If permitted under applicable securities law, we reserve the right to substitute a fund of funds for your current model portfolio. We also reserve the right to discontinue the PN program. We will give you 30 days' written notice of any such change.

In addition, RiverSource Investments has the right to terminate its investment advisory agreement with you upon 30 days' written notice. If RiverSource Investments terminates its investment advisory agreement with you and other participants in the PN program, we would either have to find a replacement investment adviser or terminate the PN program unless otherwise permitted by applicable law, regulations or positions of the SEC staff.

PN PROGRAM UNDER THE ACCUMULATION PROTECTOR BENEFIT(SM) RIDER, GUARANTOR WITHDRAWAL BENEFIT FOR LIFE(SM) RIDER, GUARANTOR(SM) WITHDRAWAL BENEFIT RIDER OR INCOME ASSURER BENEFIT(SM) RIDER

If you purchase the optional Accumulation Protector Benefit(SM) rider, the optional Guarantor Withdrawal Benefit for Life(SM) rider, the optional Guarantor(SM) Withdrawal Benefit rider or the optional Income Assurer Benefit(SM) rider, you are required to participate in the PN program under the terms of each rider.

o ACCUMULATION PROTECTOR BENEFIT(SM) RIDER: You cannot terminate the Accumulation Protector Benefit(SM) rider. As long as the Accumulation Protector Benefit(SM) rider is in effect, your contract value must be invested in one of the model portfolios. The Accumulation Protector Benefit(SM) rider automatically ends at the end of the waiting period as does the requirement that you participate in the PN program. At all other times, if you do not want to participate in any of the model portfolios, you must terminate your contract by requesting a full withdrawal. Withdrawal charges and tax penalties may apply. THEREFORE, YOU SHOULD NOT SELECT THE ACCUMULATION PROTECTOR BENEFIT(SM) RIDER IF YOU DO NOT INTEND TO CONTINUE PARTICIPATING IN THE PN PROGRAM (AS IT NOW EXISTS OR AS WE MAY MODIFY IT IN THE FUTURE) UNTIL THE END OF THE WAITING PERIOD.

o GUARANTOR WITHDRAWAL BENEFIT FOR LIFE(SM) RIDER: The Guarantor Withdrawal Benefit for Life(SM) rider requires that your contract value be invested in one of the model portfolios for the life of the contract. Subject to state restrictions, we reserve the right to limit the number of model portfolios from which you can select based on the dollar amount of purchase payments you make. Because you cannot terminate the Guarantor Withdrawal Benefit for Life(SM) rider once you have selected it, you must terminate your contract by requesting a full withdrawal if you do not want to participate in any of the model portfolios. Withdrawal charges and tax penalties may apply. THEREFORE, YOU SHOULD NOT SELECT THE GUARANTOR WITHDRAWAL BENEFIT FOR LIFE(SM) RIDER IF YOU DO NOT INTEND TO CONTINUE PARTICIPATING IN THE PN PROGRAM (AS IT NOW EXISTS OR AS WE MAY MODIFY IT IN THE FUTURE) FOR THE LIFE OF THE CONTRACT.

o GUARANTOR(SM) WITHDRAWAL BENEFIT RIDER: In those states where the Guarantor Withdrawal Benefit for Life(SM) rider is not available, you may purchase the Guarantor(SM) Withdrawal Benefit rider. Because the Guarantor(SM) Withdrawal Benefit rider requires that your contract value be invested in one of the model portfolios for the life of the contract, and you cannot terminate the Guarantor(SM) Withdrawal Benefit rider once you have selected it, you must terminate your contract by requesting a full withdrawal if you do not want to participate in any of the model portfolios. Withdrawal charges and tax penalties may apply. THEREFORE, YOU SHOULD NOT SELECT THE GUARANTOR(SM) WITHDRAWAL BENEFIT RIDER IF YOU DO NOT INTEND TO CONTINUE PARTICIPATING IN THE PN PROGRAM (AS IT NOW EXISTS OR AS WE MAY MODIFY IT IN THE FUTURE) FOR THE LIFE OF THE CONTRACT.

o INCOME ASSURER BENEFIT(SM) RIDER: You can terminate the Income Assurer Benefit(SM) rider during a 30-day period after the first rider anniversary and at any time after the expiration of the waiting period. At all other times, if you do not want to participate in any of the model portfolios, you must terminate your contract by requesting a full withdrawal. Withdrawal charges and tax penalties may apply. As long as the Income Assurer Benefit(SM) rider is in effect, your contract value must be invested in one of the model portfolios. THEREFORE, YOU SHOULD NOT SELECT THE INCOME ASSURER BENEFIT(SM) RIDER IF YOU DO NOT INTEND TO CONTINUE PARTICIPATING IN THE PN PROGRAM (AS IT NOW EXISTS OR AS WE MAY MODIFY IT IN THE FUTURE) DURING THE PERIOD OF TIME THE INCOME ASSURER BENEFIT(SM) RIDER IS IN EFFECT.

OPTIONAL PN PROGRAM

If you do not select the optional Accumulation Protector Benefit(SM) rider, the optional Guarantor Withdrawal Benefit for Life(SM) rider, the optional Guarantor(SM) Withdrawal Benefit rider or the optional Income Assurer Benefit(SM) rider with your contract, you may elect to participate in the PN program.

Unless we agree otherwise, you may only elect the PN program at contract issue. You may cancel your participation in the PN program at any time by giving us written notice. Upon cancellation, automated rebalancing associated with the PN program will end. You can elect to participate in the PN program again at any time.

You will also cancel the PN program if you initiate transfers other than transfers to one of the current model portfolios or transfers from the DCA fixed account (see "DCA Fixed Account"). Partial withdrawals do not cancel the PN program. The PN program will terminate on the date you make a full withdrawal from your contract or on your retirement date.


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42 RIVERSOURCE INNOVATIONS SELECT VARIABLE ANNUITY
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

TRANSFERRING BETWEEN ACCOUNTS

The transfer rights discussed in this section do not apply while a Portfolio Navigator model portfolio is in effect.

You may transfer contract value from any one subaccount, the one-year fixed account or the DCA fixed account to another subaccount before annuity payouts begin. Certain restrictions apply to transfers involving the one-year fixed account. You may not transfer contract value to the DCA fixed account.

The date your request to transfer will be processed depends on when we receive it:

o If we receive your transfer request at our home office before the close of business, we will process your transfer using the accumulation unit value we calculate on the valuation date we received your transfer request.

o If we receive your transfer request at our home office at or after the close of business, we will process your transfer using the accumulation unit value we calculate on the next valuation date after we received your transfer request.

WE SEEK TO PREVENT MARKET TIMING. MARKET TIMING IS FREQUENT OR SHORT-TERM TRADING ACTIVITY. WE DO NOT ACCOMMODATE SHORT-TERM TRADING ACTIVITIES. DO NOT BUY A CONTRACT IF YOU WISH TO USE SHORT-TERM TRADING STRATEGIES TO MANAGE YOUR INVESTMENT. THE MARKET TIMING POLICIES AND PROCEDURES DESCRIBED BELOW APPLY TO TRANSFERS AMONG THE SUBACCOUNTS WITHIN THE CONTRACT. THE UNDERLYING FUNDS IN WHICH THE SUBACCOUNTS INVEST HAVE THEIR OWN MARKET TIMING POLICIES AND PROCEDURES. THE MARKET TIMING POLICIES OF THE UNDERLYING FUNDS MAY BE MORE OR LESS RESTRICTIVE THAN THE MARKET TIMING POLICIES AND PROCEDURES WE APPLY TO TRANSFERS AMONG THE SUBACCOUNTS OF THE CONTRACT, AND MAY INCLUDE REDEMPTION FEES. WE RESERVE THE RIGHT TO MODIFY OUR MARKET TIMING POLICIES AND PROCEDURES AT ANY TIME WITHOUT PRIOR NOTICE TO YOU.

Market timing may hurt the performance of an underlying fund in which a subaccount invests in several ways, including but not necessarily limited to:

o diluting the value of an investment in an underlying fund in which a subaccount invests;

o increasing the transaction costs and expenses of an underlying fund in which a subaccount invests; and,

o preventing the investment adviser(s) of an underlying fund in which a subaccount invests from fully investing the assets of the fund in accordance with the fund's investment objectives.

Market timing can reduce the value of your investment in the contract. If market timing causes the returns of an underlying fund to suffer, contract value you have allocated to a subaccount that invests in that underlying fund will be lower, too. Market timing can cause you, any joint owner of the contract and your beneficiary(ies) under the contract a financial loss.

IN ORDER TO HELP PROTECT YOU AND THE UNDERLYING FUNDS FROM THE POTENTIALLY HARMFUL EFFECTS OF MARKET TIMING ACTIVITY, WE APPLY THE FOLLOWING MARKET TIMING POLICY TO DISCOURAGE FREQUENT TRANSFERS OF CONTRACT VALUE AMONG THE SUBACCOUNTS OF THE VARIABLE ACCOUNT:

We try to distinguish market timing from transfers that we believe are not harmful, such as periodic rebalancing for purposes of asset allocation or dollar-cost averaging. There is no set number of transfers that constitutes market timing. Even one transfer in related accounts may be market timing. We seek to restrict the transfer privileges of a contract owner who makes more than three subaccount transfers in any 90 day period.

If we determine, in our sole judgment, that your transfer activity constitutes market timing, we may modify, restrict or suspend your transfer privileges to the extent permitted by applicable law, which may vary based on the state law that applies to your contract and the terms of your contract. These restrictions or modifications may include, but not be limited to:

o     requiring transfer requests to be submitted only by first-class U.S.
      mail;

o not accepting hand-delivered transfer requests or requests made by overnight mail;

o     not accepting telephone or electronic transfer requests;

o     requiring a minimum time period between each transfer;

o not accepting transfer requests of an agent acting under power of attorney;

o     limiting the dollar amount that you may transfer at any one time; or

o     limiting the number of transfers in a contract year to 12 transfers.

Subject to applicable state law and the terms of each contract, we will apply the policy described above to all contract owners, uniformly in all cases. We will notify you in writing after we impose any modification, restriction or suspension of your transfer rights.


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- ISSUED BY RIVERSOURCE LIFE INSURANCE CO. OF NEW YORK - PROSPECTUS 43

We cannot guarantee that we will be able to identify and restrict all market timing activity. Because we exercise discretion in applying the restrictions described above, we cannot guarantee that we will be able to restrict all market timing activity. In addition, state law and the terms of some contracts may prevent us from stopping certain market timing activity. Market timing activity that we are unable to identify and/or restrict may impact the performance of the funds and harm contract owners.

IN ADDITION TO THE MARKET TIMING POLICY DESCRIBED ABOVE, WHICH APPLIES TO TRANSFERS AMONG THE SUBACCOUNTS WITHIN YOUR CONTRACT, YOU SHOULD CAREFULLY REVIEW THE MARKET TIMING POLICIES AND PROCEDURES OF THE UNDERLYING FUNDS. THE MARKET TIMING POLICIES AND PROCEDURES OF THE UNDERLYING FUNDS MAY BE MATERIALLY DIFFERENT THAN THOSE WE IMPOSE ON TRANSFERS AMONG THE SUBACCOUNTS WITHIN YOUR CONTRACT AND MAY INCLUDE MANDATORY REDEMPTION FEES AS WELL AS OTHER MEASURES TO DISCOURAGE FREQUENT TRANSFERS. AS AN INTERMEDIARY FOR THE UNDERLYING FUNDS, WE ARE REQUIRED TO ASSIST THEM IN APPLYING THEIR MARKET TIMING POLICIES AND PROCEDURES TO TRANSACTIONS INVOLVING THE PURCHASE, EXCHANGE AND REDEMPTION OF FUND SHARES. THIS ASSISTANCE MAY INCLUDE, BUT NOT BE LIMITED TO, PROVIDING THE UNDERLYING FUND UPON REQUEST WITH YOUR SOCIAL SECURITY NUMBER OR TAXPAYER IDENTIFICATION NUMBER AND THE DETAILS OF YOUR CONTRACT TRANSACTIONS INVOLVING THE UNDERLYING FUND. AN UNDERLYING FUND, IN ITS SOLE DISCRETION, MAY INSTRUCT US AT ANY TIME TO PROHIBIT YOU FROM MAKING FURTHER TRANSFERS OF CONTRACT VALUE TO OR FROM THE UNDERLYING FUND, AND WE MUST FOLLOW THIS INSTRUCTION. WE RESERVE THE RIGHT TO ADMINISTER AND COLLECT ON BEHALF OF AN UNDERLYING FUND ANY REDEMPTION FEE IMPOSED BY AN UNDERLYING FUND. MARKET TIMING POLICIES AND PROCEDURES ADOPTED BY UNDERLYING FUNDS MAY AFFECT YOUR INVESTMENT IN THE CONTRACT IN SEVERAL WAYS, INCLUDING BUT NOT LIMITED TO:

o Each fund may restrict or refuse trading activity that the fund determines, in its sole discretion, represents market timing.

o Even if we determine that your transfer activity does not constitute market timing under the market timing policies described above which we apply to transfers you make under the contract, it is possible that the underlying fund's market timing policies and procedures, including instructions we receive from a fund may require us to reject your transfer request. Orders we place to purchase fund shares for the variable account are subject to acceptance by the fund. We reserve the right to reject without prior notice to you any transfer request if the fund does not accept our order.

o Each underlying fund is responsible for its own market timing policies, and we cannot guarantee that we will be able to implement specific market timing policies and procedures that a fund has adopted. As a result, a fund's returns might be adversely affected, and a fund might terminate our right to offer its shares through the variable account.

o Funds that are available as investment options under the contract may also be offered to other intermediaries who are eligible to purchase and hold shares of the fund, including without limitation, separate accounts of other insurance companies and certain retirement plans. Even if we are able to implement a fund's market timing policies, we cannot guarantee that other intermediaries purchasing the same fund's shares will do so, and the returns of the fund could be adversely affected as a result.

Funds available as investment options under the contract that invest in securities that trade in overseas securities markets may be at greater risk of loss from market timing, as market timers may seek to take advantage of changes in the values of securities between the close of overseas markets and the close of U.S. markets. Further the risks of market timing may be greater for underlying funds that invest in securities, such as small cap stocks, high yield bonds, or municipal securities, that may be traded infrequently.

FOR MORE INFORMATION ABOUT THE MARKET TIMING POLICIES AND PROCEDURES OF AN UNDERLYING FUND, THE RISKS THAT MARKET TIMING POSES TO THAT FUND, AND TO DETERMINE WHETHER AN UNDERLYING FUND HAS ADOPTED A REDEMPTION FEE, SEE THAT FUND'S PROSPECTUS.

TRANSFER POLICIES

o Before annuity payouts begin, you may transfer contract values between the subaccounts, or from the subaccounts to the one-year fixed account at any time. However, if you made a transfer from the one-year fixed account to the subaccounts, you may not make a transfer from any subaccount back to the one-year fixed account for six months following that transfer. The amount of contract value transferred to the one-year fixed account cannot result in the value of the one-year fixed account being greater than 30% of the contract value. We reserve the right to limit transfers to the one-year fixed account if the interest rate we are then currently crediting to the one-year fixed account is equal to the minimum interest rate stated in the contract.

o You may transfer contract values from the one-year fixed account to the subaccounts once a year on or within 30 days before or after the contract anniversary (except for automated transfers, which can be set up at any time for certain transfer periods subject to certain minimums). Transfers out of the one-year fixed account are limited to 30% of one-year fixed account values at the beginning of the contract year or $10,000, whichever is greater. We reserve the right to further limit transfers to or from the one-year fixed account if the interest rate we are then crediting on new purchase payments allocated to the one-year fixed account is equal to the minimum interest rate stated in the contract.


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44 RIVERSOURCE INNOVATIONS SELECT VARIABLE ANNUITY
- ISSUED BY RIVERSOURCE LIFE INSURANCE CO. OF NEW YORK - PROSPECTUS

o You may not transfer contract values from the subaccounts or the one-year fixed account into the DCA fixed account. However, you may transfer contract values from the DCA fixed account to any of the investment options available under your contract, subject to investment minimums and other restrictions we may impose on investments in the one-year fixed account, as described above. (See "DCA Fixed Account.")

o Once annuity payouts begin, you may not make transfers to or from the one-year fixed account, but you may make transfers once per contract year among the subaccounts. During the annuity payout period, we reserve the right to limit the number of subaccounts in which you may invest. When annuity payments begin, you must transfer all contract value out of your DCA accounts.

o We reserve the right to limit the number of transfers you may make in a contract year to 12.

HOW TO REQUEST A TRANSFER OR WITHDRAWAL

1 BY LETTER

Send your name, contract number, Social Security Number or Taxpayer Identification Number* and signed request for a transfer or withdrawal to our home office:

REGULAR MAIL:


RiverSource Life Insurance Co. of New York

20 Madison Avenue Extension
P.O. Box 5555
Albany, NY 12205-0555

EXPRESS MAIL:


RiverSource Life Insurance Co. of New York

20 Madison Avenue Extension
Albany, NY 12203

MINIMUM AMOUNT
Transfers or withdrawals:   $500 or entire account balance

MAXIMUM AMOUNT
Transfers or withdrawals:   Contract value or entire account balance

*     Failure to provide a Social Security Number or Taxpayer Identification
      Number may result in mandatory tax withholding on the taxable portion of the distribution.

2 BY AUTOMATED TRANSFERS AND AUTOMATED PARTIAL WITHDRAWALS

Your investment professional can help you set up automated transfers among your one-year fixed account or the subaccounts or automated partial withdrawals from the one-year fixed account, DCA fixed account or the subaccounts.

You can start or stop this service by written request or other method acceptable to us.

You must allow 30 days for us to change any instructions that are currently in place.

o Automated transfers from the one-year fixed account to any one of the subaccounts may not exceed an amount that, if continued, would deplete the one-year fixed account within 12 months.

o Transfers out of the one-year fixed account are limited to 30% of the one-year fixed account values at the beginning of the contract year or $10,000, whichever is greater.

o Automated withdrawals may be restricted by applicable law under some contracts.

o You may not make additional purchase payments if automated partial withdrawals are in effect.

o Automated partial withdrawals may result in IRS taxes and penalties on all or part of the amount withdrawn.

MINIMUM AMOUNT
Transfers or withdrawals:  $100 monthly
                           $250 quarterly, semiannually or annually


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RIVERSOURCE INNOVATIONS SELECT VARIABLE ANNUITY
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

3 BY PHONE

Call between 8 a.m. and 4:30 p.m. Eastern time:

(800) 504-0469

MINIMUM AMOUNT
Transfers or withdrawals:   $500 or entire account balance

MAXIMUM AMOUNT
Transfers:                  Contract value or entire account balance
Withdrawals:                $25,000

We answer telephone requests promptly, but you may experience delays when the call volume is unusually high. If you are unable to get through, use the mail procedure as an alternative.

We will honor any telephone transfer or withdrawal requests that we believe are authentic and we will use reasonable procedures to confirm that they are. This includes asking identifying questions and recording calls. We will not allow a telephone withdrawal within 30 days of a phoned-in address change. As long as we follow the procedures, we (and our affiliates) will not be liable for any loss resulting from fraudulent requests.

Telephone transfers and withdrawals are automatically available. You may request that telephone transfers and withdrawals not be authorized from your account by writing to us.

WITHDRAWALS

You may withdraw all or part of your contract at any time before annuity payouts begin by sending us a written request or calling us. If we receive your withdrawal request at our home office at or after the close of business, we will process your withdrawal using the accumulation unit value we calculate on the next valuation date after we received your withdrawal request. We may ask you to return the contract. You may have to pay administrative charges, withdrawal charges or any applicable optional rider charges (see "Charges"), IRS taxes and penalties (see "Taxes"). You cannot make withdrawals after annuity payouts begin except under Annuity Payout Plan E. (See "The Annuity Payout Period -- Annuity Payout Plans.")

Any partial withdrawals you take under the contract will reduce your contract value. As a result, the value of your death benefit or any optional benefits you have elected will also be reduced. If you have elected the Guarantor Withdrawal Benefit for Life(SM) rider or the Guarantor(SM) Withdrawal Benefit rider and your partial withdrawals in any contract year exceed the permitted withdrawal amount under the terms of the Guarantor Withdrawal Benefit for Life(SM) rider or the Guarantor(SM) Withdrawal Benefit rider, your benefits under the rider may be reduced (see "Optional Benefits").

In addition, withdrawals you are required to take to satisfy RMDs under the Code may reduce the value of certain death benefits and optional benefits (see "Taxes -- Qualified Annuities -- Required Minimum Distributions").

WITHDRAWAL POLICIES

If you have a balance in more than one account and you request a partial withdrawal, we will automatically withdraw from all your subaccounts, the DCA fixed account and/or the one-year fixed account in the same proportion as your value in each account correlates to your total contract value. You may request that a partial withdrawal be taken from one or more investment options unless an asset allocation program is in effect for your contract. After executing a partial withdrawal, the value in the one-year fixed account and each subaccount must be either zero or at least $50.

RECEIVING PAYMENT

By regular or express mail:

o     payable to you;

o     mailed to address of record.

NOTE: We will charge you a fee if you request express mail delivery.

Normally, we will send the payment within seven days after receiving your request. However, we may postpone the payment if:

      -- the withdrawal amount includes a purchase payment check that has not cleared;

      -- the NYSE is closed, except for normal holiday and weekend closings;

      -- trading on the NYSE is restricted, according to SEC rules;

      -- an emergency, as defined by SEC rules, makes it impractical to sell securities or value the net assets of the accounts; or

      -- the SEC permits us to delay payment for the protection of security holders.


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46 RIVERSOURCE INNOVATIONS SELECT VARIABLE ANNUITY
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

TSA -- SPECIAL WITHDRAWAL PROVISIONS

PARTICIPANTS IN TAX-SHELTERED ANNUITIES

The Code imposes certain restrictions on your right to receive early distributions from a TSA:

o Distributions attributable to salary reduction contributions (plus earnings) made after Dec. 31, 1988, or to transfers or rollovers from other contracts, may be made from the TSA only if:

      --    you are at least age 59 1/2;

      --    you are disabled as defined in the Code;

      -- you severed employment with the employer who purchased the contract; or

      --    the distribution is because of your death.

o If you encounter a financial hardship (as provided by the Code), you may be eligible to receive a distribution of all contract values attributable to salary reduction contributions made after Dec. 31, 1988, but not the earnings on them.

o Even though a distribution may be permitted under the above rules, it may be subject to IRS taxes and penalties (see "Taxes").

o The above restrictions on distributions do not affect the availability of the amount credited to the contract as of Dec. 31, 1988. The restrictions also do not apply to transfers or exchanges of contract value within the contract, or to another registered variable annuity contract or investment vehicle available through the employer.

CHANGING OWNERSHIP

You may change ownership of your nonqualified annuity at any time by completing a change of ownership form we approve and sending it to our office. The change will become binding on us when we receive and record it. We will honor any change of ownership request that we believe is authentic and we will use reasonable procedures to confirm authenticity. If we follow these procedures, we will not take any responsibility for the validity of the change.

If you have a nonqualified annuity, you may incur income tax liability by transferring, assigning or pledging any part of it. (See "Taxes.")

If you have a qualified annuity, you may not sell, assign, transfer, discount or pledge your contract as collateral for a loan, or as security for the performance of an obligation or for any other purpose except as required or permitted by the Code. However, if the owner is a trust or custodian, or an employer acting in a similar capacity, ownership of the contract may be transferred to the annuitant.

Please consider carefully whether or not you wish to change ownership of your annuity contract. If you elected any optional contract features or riders, the new owner and annuitant will be subject to all limitations and/or restrictions of those features or riders just as if they were purchasing a new contract. If you have an Income Assurer Benefit(SM), the rider will terminate upon transfer of ownership of the annuity contract. The Accumulation Protector Benefit(SM) rider, the Guarantor Withdrawal Benefit for Life(SM) rider, and the Guarantor(SM) Withdrawal Benefit rider will continue upon transfer of ownership of the annuity contract (see "Optional Benefits").

BENEFITS IN CASE OF DEATH

You must select a death benefit at the time you purchase your contract. There are two death benefit options available under your contact:

o     Return of Purchase Payments (ROP) Death Benefit; or

o     Maximum Anniversary Value (MAV) Death Benefit.

If both you and the annuitant are 79 or younger at contract issue, you may select either death benefit. If either you or the annuitant are 80 or older at contract issue, the ROP Death Benefit will apply. Once you elect a death benefit, you cannot change it. We show the death benefit that you elect in your contract. The death benefit you elect determines the mortality and expense risk fee that is assessed against the subaccounts. (See "Charges -- Mortality and Expense Risk Fee.")

Under both options, we will pay the death benefit to your beneficiary upon the earlier of your death or the annuitant's death. We will base the benefit paid on the death benefit coverage you chose when you purchased the contract. If a contract has more than one person as the owner, we will pay benefits upon the first to die of any owner or the annuitant.

For an example of how each death benefit is calculated, see Appendix C.


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

HERE ARE SOME TERMS THAT ARE USED TO DESCRIBE THE DEATH BENEFITS:

                                                                                 PW X DB
      ADJUSTED PARTIAL WITHDRAWALS (CALCULATED FOR ROP AND MAV DEATH BENEFITS) = -------
                                                                                    CV

            PW = the partial withdrawal including any applicable withdrawal charge.

            DB = the death benefit on the date of (but prior to) the partial withdrawal.

            CV = contract value on the date of (but prior to) the partial withdrawal.

MAXIMUM ANNIVERSARY VALUE (MAV): is zero prior to the first contract anniversary after the effective date of the rider. On the first contract anniversary after the effective date of the rider, we set the MAV as the greater of these two values:

(a)   current contract value; or

(b) total payments and purchase payment credits made to the contract minus adjusted partial withdrawals.

Thereafter, we increase the MAV by any additional purchase payments and any purchase payment credits and reduce the MAV by adjusted partial withdrawals. Every contract anniversary after that prior to the annuitant's 81st birthday, we compare the MAV to the current contract value and we reset the MAV to the higher amount.

RETURN OF PURCHASE PAYMENTS (ROP) DEATH BENEFIT

The ROP Death Benefit is the basic death benefit to the contract that will pay your beneficiaries no less than your purchase payments and any purchase payment credits, adjusted for withdrawals. If you or the annuitant die before annuity payouts begin and while this contract is in force, we will pay the beneficiary the greater of these two values:

1.    contract value; or

2. total purchase payments and any purchase payment credits minus adjusted partial withdrawals.

MAXIMUM ANNIVERSARY VALUE (MAV) DEATH BENEFIT

The MAV Death Benefit provides that if you or the annuitant die while the contract is in force and before annuity payouts begin, we will pay the beneficiary the greatest of these three values:

1.    contract value;

2. total purchase payments and any purchase payment credits minus adjusted partial withdrawals; or

3.    the MAV on the date of death.

IF YOU DIE BEFORE YOUR RETIREMENT DATE

When paying the beneficiary, we will process the death claim on the valuation date our death claim requirements are fulfilled. We will determine the contract's value using the accumulation unit value we calculate on that valuation date. We pay interest, if any, at a rate no less than required by law. We will mail payment to the beneficiary within seven days after our death claim requirements are fulfilled.

NONQUALIFIED ANNUITIES

If your spouse is sole beneficiary and you die before the retirement date, your spouse may keep the contract as owner with the contract value equal to the death benefit that would otherwise have been paid. To do this your spouse must, within 60 days after our death claim requirements are fulfilled, give us written instructions to keep the contract in force. There will be no withdrawal charges on the contract from that point forward unless additional purchase payments are made. If you elected any optional contract features or riders, your spouse and the new annuitant (if applicable) will be subject to all limitations and/or restrictions of those features or riders just as if they were purchasing a new contract. The Income Assurer Benefit(SM), if selected, will terminate. The Accumulation Protector Benefit(SM) rider, the Guarantor Withdrawal Benefit for Life(SM) rider, and the Guarantor(SM) Withdrawal Benefit rider, if selected, will continue (see "Optional Benefits").

If your beneficiary is not your spouse, we will pay the beneficiary in a single sum unless you give us other written instructions. Generally, we must fully distribute the death benefit within five years of your death. However, the beneficiary may receive payouts under any annuity payout plan available under this contract if:

o the beneficiary asks us in writing within 60 days after our death claim requirements are fulfilled; and

o payouts begin no later than one year after your death, or other date as permitted by the IRS; and

o the payout period does not extend beyond the beneficiary's life or life expectancy.


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48 RIVERSOURCE INNOVATIONS SELECT VARIABLE ANNUITY
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

QUALIFIED ANNUITIES

o SPOUSE BENEFICIARY: If you have not elected an annuity payout plan, and if your spouse is the sole beneficiary, your spouse may either elect to treat the contract as his/her own or elect an annuity payout plan or another plan agreed to by us. If your spouse elects a payout option, the payouts must begin no later than the year in which you would have reached age 70 1/2. If you attained age 70 1/2 at the time of death, payouts must begin no later than Dec. 31 of the year following the year of your death.

      Your spouse may elect to assume ownership of the contract at any time before annuity payouts begin. If your spouse elects to assume ownership of the contract, the contract value will be equal to the death benefit that would otherwise have been paid. There will be no withdrawal charges on the contract from that point forward unless additional purchase payments are made. If you elected any optional contract features or riders, your spouse and the new annuitant (if applicable) will be subject to all limitations and/or restrictions of those features or riders just as if they were purchasing a new contract. The Income Assurer Benefit(SM), if selected, will terminate. The Guarantor Withdrawal Benefit for Life(SM) rider and the Guarantor(SM) Withdrawal Benefit rider, if selected, will continue (see "Optional Benefits").

o NON-SPOUSE BENEFICIARY: If you have not elected an annuity payout plan, and if death occurs prior to the year you would have attained age
      70 1/2, the beneficiary may elect to receive payouts from the contract over a five year period. If your beneficiary does not elect a five-year payout or if your death occurs after attaining age 70 1/2, we will pay the beneficiary in a single sum unless the beneficiary elects to receive payouts under any payout plan available under this contract if:

      o the beneficiary asks us in writing within 60 days after our death claim requirements are fulfilled; and

      o payouts begin no later than one year following the year of your death; and

      o the payout period does not extend beyond the beneficiary's life or life expectancy.

o ANNUITY PAYOUT PLAN: If you elect an annuity payout plan which guarantees to a beneficiary after death, the payouts to your beneficiary will continue pursuant to the annuity payout plan you elect.

OPTIONAL BENEFITS

OPTIONAL LIVING BENEFITS

ACCUMULATION PROTECTOR BENEFIT(SM) RIDER

The Accumulation Protector Benefit(SM) rider is an optional benefit that you may select for an additional charge. The Accumulation Protector Benefit(SM) rider may provide a guaranteed contract value at the end of the specified waiting period on the benefit date, but not until then, under the following circumstances:

-----------------------------------------------------------------------------------------------------------------------------
ON THE BENEFIT DATE, IF:                                    THEN YOUR ACCUMULATION PROTECTOR BENEFIT(SM) RIDER BENEFIT IS:
-----------------------------------------------------------------------------------------------------------------------------
The Minimum Contract Accumulation Value (defined            The contract value is increased on the benefit date to equal the
below) as determined under the Accumulation Protector       Minimum Contract Accumulation Value as determined under the
Benefit(SM) rider is greater than your contract value,      Accumulation Protector Benefit(SM) rider on the benefit date.

-----------------------------------------------------------------------------------------------------------------------------
The contract value is equal to or greater than the          Zero; in this case, the Accumulation Protector Benefit(SM) rider
Minimum Contract Accumulation Value as determined           ends without value and no benefit is payable.
under the Accumulation Protector Benefit(SM) rider,
-----------------------------------------------------------------------------------------------------------------------------

If the contract value falls to zero as the result of adverse market performance or the deduction of fees and/or charges at any time during the waiting period and before the benefit date, the contract and all riders, including the Accumulation Protector Benefit(SM) rider will terminate without value and no benefits will be paid. EXCEPTION: If you are still living on the benefit date, we will pay you an amount equal to the Minimum Contract Accumulation Value as determined under the Accumulation Protector Benefit(SM) rider on the valuation date your contract value reached zero.

You may elect the Accumulation Protector Benefit(SM) rider at the time you purchase your contract and the rider effective date will be the contract issue date. The Accumulation Protector Benefit(SM) rider may not be terminated once you have elected it except as described in the "Terminating the Rider" section below. An additional charge for the Accumulation Protector Benefit(SM) rider will be assessed annually during the waiting period. The rider ends when the waiting period expires and no further benefit will be payable and no further charges for the rider will be deducted. The Accumulation Protector Benefit(SM) may not be purchased with the optional Guarantor Withdrawal Benefit for Life(SM) rider, the Guarantor(SM) Withdrawal Benefit rider, or any Income Assurer Benefit(SM) rider. When the rider ends, you may be able to purchase another optional rider we then offer by written request received within 30 days of that contract anniversary date. The Accumulation Protector Benefit(SM) rider may not be available in all states.


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RIVERSOURCE INNOVATIONS SELECT VARIABLE ANNUITY
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

You should consider whether an Accumulation Protector Benefit(SM) rider is appropriate for you because:

o you must participate in the Portfolio Navigator program if you purchase a contract on or after June 19, 2006 with this rider (see "Making the Most of Your Contract -- Portfolio Navigator Asset Allocation Program"). If you selected this rider before June 19, 2006, you must participate in the asset allocation program (see "Making the Most of Your Contract -- Asset Allocation Program"), however, you may elect to participate in the Portfolio Navigator program after June 19, 2006. The Portfolio Navigator program and the asset allocation program limits your choice of subaccounts and the one-year fixed account to those that are in the asset allocation model portfolio you select. This means you will not be able to allocate contract value to all of the subaccounts or the one-year fixed account that are available under the contract to contract owners who do not elect this rider. (See "Making the Most of Your Contract -- Asset Allocation Program" and "Portfolio Navigator Asset Allocation Program.");

o you may not make additional purchase payments to your contract during the waiting period after the first 180 days immediately following the effective date of the Accumulation Protector Benefit(SM) rider;

o if you purchase this annuity as a qualified annuity, for example, an IRA, you may need to take partial withdrawals from your contract to satisfy the minimum distribution requirements of the Code (see "Taxes -- Qualified Annuities -- Required Minimum Distributions"). Partial withdrawals, including those used to satisfy required minimum distributions, will reduce any potential benefit that the Accumulation Protector Benefit(SM) rider provides. You should consult your tax advisor if you have any questions about the use of this rider in your tax situation;

o if you think you may withdraw all of your contract value before you have held your contract with this benefit rider attached for 10 years, or you are considering selecting an annuity payout option within 10 years of the effective date of your contract, you should consider whether this optional benefit is right for you. You must hold the contract a minimum of 10 years from the effective date of the Accumulation Protector Benefit(SM) rider, which is the length of the waiting period under the Accumulation Protector Benefit(SM) rider, in order to receive the benefit, if any, provided by the Accumulation Protector Benefit(SM) rider. In some cases, as described below, you may need to hold the contract longer than 10 years in order to qualify for any benefit the Accumulation Protector Benefit(SM) rider may provide;

o the 10 year waiting period under the Accumulation Protector Benefit(SM) rider will restart if you exercise the elective step up option (described below) or your surviving spouse exercises the spousal continuation elective step up (described below); and

o the 10 year waiting period under the Accumulation Protector Benefit(SM) rider will be restarted if you elect to change model portfolios to one that causes the Accumulation Protector Benefit(SM) rider charge to increase more than 0.20% whenever the remaining waiting period just prior to the change is less than three years.

Be sure to discuss with your investment professional whether an Accumulation Protector Benefit(SM) rider is appropriate for your situation.

HERE ARE SOME GENERAL TERMS THAT ARE USED TO DESCRIBE THE OPERATION OF THE ACCUMULATION PROTECTOR BENEFIT(SM):

BENEFIT DATE: This is the first valuation date immediately following the expiration of the waiting period.

MINIMUM CONTRACT ACCUMULATION VALUE (MCAV): An amount calculated under the Accumulation Protector Benefit(SM) rider. The contract value will be increased to equal the MCAV on the benefit date if the contract value on the benefit date is less than the MCAV on the benefit date.

ADJUSTMENTS FOR PARTIAL WITHDRAWALS: The adjustment made for each partial withdrawal from the contract is equal to the amount derived from multiplying
(a) and (b) where:

(a) is 1 minus the ratio of the contract value on the date of (but immediately after) the partial withdrawal to the contract value on the date of (but immediately prior to) the partial withdrawal; and

(b) is the MCAV on the date of (but immediately prior to) the partial withdrawal.

WAITING PERIOD: The waiting period for the rider is 10 years.

The 10 year waiting period under the Accumulation Protector Benefit(SM) rider will be restarted on the latest contract anniversary if you elect to change asset allocation models to one that causes the Accumulation Protector Benefit(SM) rider charge to increase more than 0.20% whenever the remaining waiting period just prior to the change is less than three years.

Your initial MCAV is equal to your initial purchase payment and any purchase payment credit. It is increased by the amount of any subsequent purchase payments and any purchase payment credits received within the first 180 days that the rider is effective. It is reduced by adjustments for any partial withdrawals made during the waiting period.


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50 RIVERSOURCE INNOVATIONS SELECT VARIABLE ANNUITY
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

AUTOMATIC STEP UP

On each contract anniversary after the effective date of the rider, the MCAV will be set to the greater of:

1.    80% of the contract value on the contract anniversary; or

2.    the MCAV immediately prior to the Automatic Step Up.

The automatic step up does not create contract value, guarantee the performance of any investment option, or provide a benefit that can be withdrawn. Rather, the automatic step up is an interim calculation used to arrive at the final MCAV, which is used to determine whether a benefit will be paid under the rider on the benefit date.

The automatic step up of the MCAV does not restart the waiting period or increase the charge (although the total fee for the rider may increase).

ELECTIVE STEP UP OPTION

Within thirty days following each contract anniversary after the rider effective date, but prior to the benefit date, you may notify us in writing that you wish to exercise the annual elective step up option. You may exercise this elective step up option only once per contract year during this 30 day period. If your contract value on the valuation date we receive your written request to step up is greater than the MCAV on that date, your MCAV will increase to 100% of that contract value.

When you exercise the annual elective step up, we may be charging more for the Accumulation Protector Benefit(SM) rider at that time for new contract holders. If your MCAV is increased as a result of the elective step up and we have increased the charge for the Accumulation Protector Benefit(SM) rider, you will pay the charge that is in effect on the valuation date we receive your written request to step up. In addition, the waiting period will restart as of the most recent contract anniversary. Failure to exercise this elective step up in subsequent years will not reinstate any prior waiting period. Rather, the waiting period under the rider will always commence from the most recent anniversary for which the elective step up option was exercised.

The elective step up option is not available to non-spouse beneficiaries that continue the contract during the waiting period.

SPOUSAL CONTINUATION

If a spouse chooses to continue the contract under the spousal continuation provision, the rider will continue as part of the contract. Once, within the thirty days following the date of spousal continuation, the spouse may choose to exercise an elective step up. The spousal continuation elective step up is in addition to the annual elective step up. If the contract value on the valuation date we receive the written request to exercise this option is greater than the MCAV on that date, we will increase the MCAV to that contract value. If the MCAV is increased as a result of the elective step up and we have increased the charge for the Accumulation Protector Benefit(SM) rider, the spouse will pay the charge that is in effect on the valuation date we receive their written request to step up. In addition, the waiting period will restart as of the most recent contract anniversary.

TERMINATING THE RIDER

The rider will terminate under the following conditions:

The rider will terminate before the benefit date without paying a benefit on the date:

      o     you take a full withdrawal; or

      o     annuitization begins; or

      o the contract terminates as a result of the death benefit being paid.

      The rider will terminate on the benefit date.

For an example, see Appendix D.


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

GUARANTOR WITHDRAWAL BENEFIT FOR LIFE(SM) RIDER

The Guarantor Withdrawal Benefit For Life(SM) rider is an optional benefit that you may select for an additional annual charge if:

o     you purchase your contract on or after June 19, 2006(1); and

o you and the annuitant are 80 or younger on the date the contract is issued.

You must elect the Guarantor Withdrawal Benefit For Life(SM) rider when you purchase your contract. The rider effective date will be the contract issue date.

The Guarantor Withdrawal Benefit For Life(SM) rider guarantees that you will be able to withdraw up to a certain amount each year from the contract, regardless of the investment performance of your contract before the annuity payments begin, until you have recovered at minimum all of your purchase payments. And, under certain limited circumstances defined in the rider, you have the right to take a specified amount of partial withdrawals in each contract year until death (see "At Death" heading below) -- even if the contract value is zero.

Your contract provides for annuity payments to begin on the retirement date (see "Buying Your Contract -- The Retirement Date"). Before the retirement date, you have the right to withdraw some or all of your contract value, less applicable administrative, withdrawal and rider charges imposed under the contract at the time of the withdrawal (see "Making the Most of Your Contract --Withdrawals"). Because your contract value will fluctuate depending on the performance of the underlying funds in which the subaccounts invest, the contract itself does not guarantee that you will be able to take a certain withdrawal amount each year before the annuity payments begin, nor does it guarantee the length of time over which such withdrawals can be made before the annuity payments begin.

The Guarantor Withdrawal Benefit For Life(SM) rider may be appropriate for you if you intend to make periodic withdrawals from your annuity contract before the annuity payments begin and wish to ensure that market performance will not adversely affect your ability to withdraw your principal over time.

Under the terms of the Guarantor Withdrawal Benefit For Life(SM) rider, the calculation of the amount which can be withdrawn in each contract year varies depending on several factors, including but not limited to the waiting period (see "Waiting period" heading below) and whether or not the lifetime withdrawal benefit has become effective:

(1) The basic withdrawal benefit gives you the right to take limited partial withdrawals in each contract year and guarantees that over time will total an amount equal to, at minimum, your purchase payments. Key terms associated with the basic withdrawal benefit are "Guaranteed Benefit Payment (GBP)," "Remaining Benefit Payment (RBP)," "Guaranteed Benefit Amount (GBA)," and "Remaining Benefit Amount (RBA)." See these headings below for more information.

(2) The lifetime withdrawal benefit gives you the right, under certain limited circumstances defined in the rider, to take limited partial withdrawals until the later of death (see "At Death" heading below) or until the RBA [under the basic withdrawal benefit] is reduced to zero. Key terms associated with the lifetime withdrawal benefit are "Annual Lifetime Payment (ALP)," "Remaining Annual Lifetime Payment (RALP)," "Covered Person," and "Annual Lifetime Payment Attained Age (ALPAA)." See these headings below for more information.

Only the basic withdrawal benefit will be in effect prior to the date that the lifetime withdrawal benefit becomes effective. The lifetime withdrawal benefit becomes effective automatically on the rider anniversary date after the covered person reaches age 68, or the rider effective date if the covered person is age 68 or older on the rider effective date (see "Annual Lifetime Payment Attained Age (ALPAA)" heading below).

Provided annuity payouts have not begun, the Guarantor Withdrawal Benefit for Life(SM) rider guarantees that you may take the following partial withdrawal amounts each contract year:

o After the waiting period and before the establishment of the ALP, the rider guarantees that each year you can cumulatively withdraw an amount equal to the GBP;

o During the waiting period and before the establishment of the ALP, the rider guarantees that each year you can cumulatively withdraw an amount equal to the value of the RBP at the beginning of the contract year;

o After the waiting period and after the establishment of the ALP, the rider guarantees that each year you have the option to cumulatively withdraw an amount equal the ALP or the GBP, but the rider does not guarantee withdrawals of the sum of both the ALP and the GBP in a contract year;

o During the waiting period and after the establishment of the ALP, the rider guarantees that each year you have the option to cumulatively withdraw an amount equal to the value of the RALP or the RBP at the beginning of the contract year, but the rider does not guarantee withdrawals of the sum of both the RALP and the RBP in a contract year;

(1) We have offered two earlier versions of this rider. In previous disclosures, we have referred to these riders as Rider A and Rider B. See Appendix G for information regarding Rider A, and Appendix H for information regarding Rider B, which are no longer offered.


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If you withdraw less than allowed partial withdrawal amount in a contract year, the unused portion cannot be carried over to the next contract year. As long as your partial withdrawals in each contract year do not exceed the annual partial withdrawal amount allowed under the rider, and there has not been a contract ownership change or spousal continuation of the contract, the guaranteed amounts available for partial withdrawals are protected (i.e., will not decrease).

If you withdraw more than the allowed partial withdrawal amount in a contract year, we call this an "excess withdrawal" under the rider. Excess withdrawals trigger an adjustment of a benefit's guaranteed amount, which may cause it to be reduced (see "GBA Excess Withdrawal Processing," "RBA Excess Withdrawal Processing," and "ALP Excess Withdrawal Processing" headings below). Please note that each of the two benefits has its own definition of the allowed annual withdrawal amount. Therefore a partial withdrawal may be considered an excess withdrawal for purposes of the lifetime withdrawal benefit only, the lifetime withdrawal benefit only, or both.

If your withdrawals exceed the greater of the RBP or the RALP, withdrawal charges under the terms of the contract may apply (see "Charges -- Withdrawal Charges"). The amount we actually deduct from your contract value will be the amount you request plus any applicable withdrawal charge. We pay you the amount you request. Any partial withdrawals you take under the contract will reduce the value of the death benefits (see "Benefits in Case of Death"). Upon full withdrawal of the contract, you will receive the remaining contract value less any applicable charges (see "Making the Most of Your Contract -- Withdrawals").

The rider's guaranteed amounts can be increased at the specified intervals if your contract value has increased. An annual step up feature is available at each contract anniversary, subject to certain conditions, and may be applied automatically to your contract or may require you to elect the step up (see "Annual Step Up" heading below). If you exercise the annual step up election, the spousal continuation step up election (see "Spousal Continuation Step Up" heading below) or change your Portfolio Navigator model portfolio, the rider charge may change (see "Charges").

If you take withdrawals during the waiting period, any prior steps ups applied will be reversed and step ups will not be available until the third rider anniversary. You may take withdrawals after the waiting period without reversal of prior step ups.

You should consider whether the Guarantor Withdrawal Benefit For Life(SM) rider is appropriate for you because:

o LIFETIME WITHDRAWAL BENEFIT LIMITATIONS: The lifetime withdrawal benefit is subject to certain limitations, including but not limited to:

      (a) Once the contract value equals zero, payments are made for as long as the oldest owner or annuitant is living (see "If Contract Value Reduces to Zero" heading below). However, if the contract value is greater than zero, the guaranteed lifetime withdrawal benefit terminates at the first death of any owner or annuitant (see "At Death" heading below). Therefore, it is possible for the lifetime withdrawal benefit to end while the person(s) relying on the lifetime withdrawal benefit is/are still alive. This possibility may present itself when:

            (i) There are multiple contract owners -- when one of the contract owners dies the benefit terminates even though other contract owners are still living; or

            (ii) The owner and the annuitant are not the same persons -- if the annuitant dies before the owner, the benefit terminates even though the owner is still living. This is could happen, for example, when the owner is younger than the annuitant. This risk increases as the age difference between owner and annuitant increases.

      (b) Excess withdrawals can reduce the ALP to zero even though the GBA, RBA, GBP and/or RBP values are greater than zero. If the both the ALP and the contract value are zero, the lifetime withdrawal benefit will terminate.

      (c) When the lifetime withdrawal benefit is first established, the initial ALP is based on the basic withdrawal benefit's RBA at that time (see "Annual Lifetime Payment (ALP)" heading below). Unless there has been a spousal continuation or ownership change, any withdrawal you take before the ALP is established reduces the RBA and therefore may result in a lower amount of lifetime withdrawals you are allowed to take.

      (d) Withdrawals can reduce both the contract value and the RBA to zero prior to the establishment of the ALP. If this happens, the contract and the Guarantor Withdrawal Benefit For Life(SM) rider will terminate.

o USE OF PORTFOLIO NAVIGATOR ASSET ALLOCATION PROGRAM REQUIRED: You must elect one of the model portfolios of the Portfolio Navigator. This requirement limits your choice of subaccounts and the one-year fixed account (if included) to those that are in the model portfolio you select. This means you will not be able to allocate contract value to all of the subaccounts or the one-year fixed account (if included) that are available under the contract to contract owners who do not elect this rider. (See "Making the Most of Your Contract -- Portfolio Navigator Asset Allocation Program.") Subject to state restrictions, we reserve the right to limit the number of model portfolios from which you can select based on the dollar amount of purchase payments you make.


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o     TAX CONSIDERATIONS FOR NONQUALIFIED ANNUITIES: Under current federal income tax law, withdrawals under nonqualified annuities, including partial withdrawals taken from the contract under the terms of this rider, are treated less favorably than amounts received as annuity payments under the contract (see "Taxes -- Nonqualified Annuities"). Withdrawals before age 59 1/2 may incur a 10% IRS early withdrawal penalty and may be considered taxable income. You should consult your tax advisor before you select this optional rider if you have any questions about the use of this rider in your tax situation.

o TAX CONSIDERATIONS FOR QUALIFIED ANNUITIES: Qualified annuities have minimum distribution rules that govern the timing and amount of distributions from the annuity contract (see "Taxes -- Qualified Annuities -- Required Minimum Distributions"). If you have a qualified annuity, you may need to take an RMD that exceeds the specified amount of withdrawal available under the rider. Partial withdrawals in any contract year that exceed the guaranteed amount available for withdrawal may reduce future benefits guaranteed under the rider. While the rider permits certain excess withdrawals to be made for the purpose of satisfying RMD requirements for this contract alone without reducing future benefits guaranteed under the rider, there can be no guarantee that changes in the federal income tax law after the effective date of the rider will not require a larger RMD to be taken, in which case, future guaranteed withdrawals under the rider could be reduced. See Appendix F for additional information. You should consult your tax advisor before you select this optional rider if you have any questions about the use of this rider in your tax situation.

o LIMITATIONS ON TSAS: Your right to take withdrawals is restricted if your contract is a TSA (see "TSA -- Special Withdrawal Provisions"). Therefore, the Guarantor Withdrawal Benefit for Life(SM) rider may be of limited value to you. You should consult your tax advisor before you select this optional rider if you have any questions about the use of this rider in your tax situation.

o LIMITATIONS ON PURCHASE PAYMENTS: We may also restrict cumulative additional purchase payments to $100,000.

o LIMITATIONS ON PURCHASE OF OTHER RIDERS UNDER THIS CONTRACT: If you select the Guarantor Withdrawal Benefit For Life(SM) rider, you may not elect an Income Assurer Benefit(SM) rider or the Accumulation Protector Benefit(SM) rider.

o NON-CANCELABLE: Once elected, the Guarantor Withdrawal Benefit For Life(SM) rider may not be cancelled and the fee will continue to be deducted until the contract is terminated, the contract value reduces to zero (described below) or annuity payouts begin.

o INTERACTION WITH TOTAL FREE AMOUNT (TFA) CONTRACT PROVISION: The TFA is the amount you are allowed to withdraw from the contract in each contract year without incurring a withdrawal charge (see "Charges -- Withdrawal Charge"). The TFA may be greater than the RBP or RALP under this rider. Any amount you withdraw in a contract year under the contract's TFA provision that exceeds the RBP or RALP is subject to the excess withdrawal procedures described below for the GBA, RBA and ALP.

For an example, see Appendix E.

KEY TERMS AND PROVISIONS OF THE GUARANTOR WITHDRAWAL BENEFIT FOR LIFE(SM) RIDER ARE DESCRIBED BELOW:

PARTIAL WITHDRAWALS: A withdrawal of an amount that does not result in a full withdrawal of the contract. The partial withdrawal amount is a gross amount and will include any withdrawal charge.

WAITING PERIOD: The period of time starting on the rider effective date during which the annual step up is not available if you take withdrawals. The current waiting period is three years.

GUARANTEED BENEFIT AMOUNT (GBA): The total cumulative amount available for partial withdrawals over the life of the rider. The maximum GBA is $5,000,000. The GBA cannot be withdrawn and is not payable as a death benefit. Rather, the GBA is an interim value used to calculate the amount available for withdrawals each year under the basic withdrawal benefit (see "Guaranteed Benefit Payment" below). At any time, the total GBA is the sum of the individual GBAs associated with each purchase payment.

The GBA is determined at the following times, calculated as described:

o     At contract issue -- the GBA is equal to the initial purchase payment.

o When you make additional purchase payments -- each additional purchase payment has its own GBA equal to the amount of the purchase payment.

o At step up -- (see "Annual Step Up" and "Spousal Continuation Step Up" headings below).

o When an individual RBA is reduced to zero -- the GBA that is associated with that RBA will also be set to zero.

o When you make a partial withdrawal during the waiting period and after a step up -- Any prior annual step ups will be reversed. Step up reversal means that the GBA associated with each purchase payment will be reset to the amount of that purchase payment. The step up reversal will only happen once during the waiting period, when the first partial withdrawal is made.

o When you make a partial withdrawal at any time and the amount withdrawn is:

      (a) less than or equal to the total RBP -- the GBA remains unchanged. If there have been multiple purchase payments, both the total GBA and each payment's GBA remain unchanged.

      (b) is greater than the total RBP -- GBA EXCESS WITHDRAWAL PROCESSING WILL BE APPLIED TO THE GBA. If the partial withdrawal is made during the waiting period, the excess withdrawal processing is applied AFTER any previously applied annual step ups have been reversed.


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GBA EXCESS WITHDRAWAL PROCESSING

The total GBA will automatically be reset to the lesser of (a) the total GBA immediately prior to the withdrawal; or (b) the contract value immediately following the withdrawal. If there have been multiple purchase payments, each payment's GBA after the withdrawal will be reset to equal that payment's RBA after the withdrawal plus (a) times (b), where:

(a) is the ratio of the total GBA after the withdrawal less the total RBA after the withdrawal to the total GBA before the withdrawal less the total RBA after the withdrawal; and

(b) is each payment's GBA before the withdrawal less that payment's RBA after the withdrawal.

REMAINING BENEFIT AMOUNT (RBA): Each withdrawal you make reduces the amount of GBA that is guaranteed by this rider as future withdrawals. At any point in time, the RBA equals the amount of GBA that remains available for withdrawals for the remainder of the contract's life, and total RBA is the sum of the individual RBAs associated with each purchase payment. The maximum RBA is $5,000,000.

The RBA is determined at the following times, calculated as described:

o     At contract issue -- the RBA is equal to the initial purchase payment.

o When you make additional purchase payments -- each additional purchase payment has its own RBA initially set equal that payment's GBA to the amount of the purchase payment.

o At step up -- (see "Annual Step Up" and "Spousal Continuation Step Up" headings below).

o When you make a partial withdrawal during the waiting period and after a step up -- Any prior annual step ups will be reversed. Step up reversal means that the RBA associated with each purchase payment will be reset to the amount of that purchase payment. The step up reversal will only happen once during the waiting period, when the first partial withdrawal is made.

o When you make a partial withdrawal at any time and the amount withdrawn is:

      (a) less than or equal to the total RBP -- the total RBA is reduced by the amount of the withdrawal. If there have been multiple purchase payments, each payment's RBA is reduced in proportion to its RBP.

      (b) is greater than the total RBP -- RBA EXCESS WITHDRAWAL PROCESSING WILL BE APPLIED TO THE RBA. Please note that if the partial withdrawal is made during the waiting period, the excess withdrawal processing is applied AFTER any previously applied annual step ups have been reversed.

RBA EXCESS WITHDRAWAL PROCESSING

The total RBA will automatically be reset to the lesser of (a) the contract value immediately following the withdrawal, or (b) the total RBA immediately prior to the withdrawal, less the amount of the withdrawal.

If there have been multiple purchase payments, both the total RBA and the each payment's RBA will be reset. The total RBA will be reset according to the excess withdrawal processing described above. Each payment's RBA will be reset in the following manner:

1. The withdrawal amount up to the total RBP is taken out of each RBA bucket in proportion to its individual RBP at the time of the withdrawal; and

2. The withdrawal amount above the total RBP and any amount determined by the excess withdrawal processing are taken out of each RBA bucket in proportion to its RBA at the time of the withdrawal.

GUARANTEED BENEFIT PAYMENT (GBP): At any time, the amount available for partial withdrawals in each contract year after the waiting period, until the RBA is reduced to zero, under the basic withdrawal benefit. At any point in time, each purchase payment has its own GBP, which is equal to the lesser of that payment's RBA or 7% of that payment's GBA, and the total GBP is the sum of the individual GBPs.

During the waiting period, the guaranteed annual withdrawal amount may be less than the GBP due to the limitations the waiting period imposes on your ability to utilize both annual step-ups and withdrawals (see "Waiting Period" heading above). The guaranteed annual withdrawal amount during the waiting period is equal to the value of the RBP at the beginning of the contract year.

The GBP is determined at the following times, calculated as described:

o     At contract issue -- the GBP is established as 7% of the GBA value.

o At each contract anniversary -- each payment's GBP is reset to the lesser of that payment's RBA or 7% of that payment's GBA value.

o When you make additional purchase payments -- each additional purchase payment has its own GBP equal to 7% of the purchase payment amount.

o At step up -- (see "Annual Step Up" and "Spousal Continuation Step Up" headings below).


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o     When an individual RBA is reduced to zero -- the GBP associated with that RBA will also be reset to zero.

o When you make a partial withdrawal during the waiting period and after a step up -- Any prior annual step ups will be reversed. Step up reversal means that the GBA and the RBA associated with each purchase payment will be reset to the amount of that purchase payment. Each payment's GBP will be reset to 7% of that purchase payment. The step up reversal will only happen once during the waiting period, when the first partial withdrawal is made.

o When you make a partial withdrawal at any time and the amount withdrawn is:

      (a)   less than or equal to the total RBP -- the GBP remains unchanged.

      (b) is greater than the total RBP -- each payment's GBP is reset to the lesser of that payment's RBA or 7% of that payment's GBA value, based on the RBA and GBA after the withdrawal. If the partial withdrawal is made during the waiting period, these excess withdrawal processing are applied AFTER any previously applied annual step ups have been reversed.

REMAINING BENEFIT PAYMENT (RBP): The amount available for partial withdrawals for the remainder of the contract year under the basic withdrawal benefit. At any point in time, the total RBP is the sum of the RBPs for each purchase payment. During the waiting period, when the guaranteed amount maybe less than the GBP, the value of the RBP at the beginning of the contract year will be that amount that is actually guaranteed each contract year.

The RBP is determined at the following times, calculated as described:

o At the beginning of each contract year during the waiting period and prior to any withdrawal -- the RBP for each purchase payment is set equal to that purchase payment multiplied by 7%.

o At the beginning of any other contract year -- the RBP for each purchase payment is set equal to that purchase payment's GBP.

o When you make additional purchase payments -- each additional purchase payment has its own RBP equal to that payment's GBP.

o At step up -- (see "Annual Step Up" and "Spousal Continuation Step Up" headings below).

o At spousal continuation -- (see "Spousal Option to Continue the Contract" heading below).

o When an individual RBA is reduced to zero -- the RBP associated with that RBA will also be reset to zero.

o When you make any partial withdrawal -- the total RBP is reset to equal the total RBP immediately prior to the partial withdrawal less the amount of the partial withdrawal, but not less than zero. If there have been multiple purchase payments, each payment's RBP is reduced proportionately. IF YOU WITHDRAW AN AMOUNT GREATER THAN THE RBP, GBA EXCESS WITHDRAWAL PROCEDURES AND RBA EXCESS WITHDRAWAL PROCESSING IS APPLIED and the amount available for future partial withdrawals for the remainder of the contract's life may be reduced by more than the amount of withdrawal. When determining if a withdrawal will result in the excess withdrawal processing, the applicable RBP will not yet reflect the amount of the current withdrawal.

COVERED PERSON: The person whose life is used to determine when the ALP is established, and the duration of the ALP payments. The Covered Person is the oldest contract owner or annuitant. The covered person may change during the contract's life if there is a spousal continuation or a change of contract ownership. If the covered person changes, we recompute the benefits guaranteed by the rider, based on the life of the new covered person, which may reduce the amount of the lifetime withdrawal benefit.

ANNUAL LIFETIME PAYMENT ATTAINED AGE (ALPAA): The covered person's age after which time the lifetime benefit can be established. Currently, the lifetime benefit can be established on the later of the contract effective date or the contract anniversary date following the date the covered person reaches age 68.

ANNUAL LIFETIME PAYMENT (ALP): Once established, the ALP at any time is the amount available for withdrawals in each contract year after the waiting period until the later of death (see "At Death" heading below), or the RBA is reduced to zero, under the lifetime withdrawal benefit. The maximum ALP is $300,000. Prior to establishment of the ALP, the lifetime withdrawal benefit is not in effect and the ALP is zero.

During the waiting period, the guaranteed annual lifetime withdrawal amount may be less than the ALP due to the limitations the waiting period imposes on your ability to utilize both annual step-ups and withdrawals (see "Waiting Period" heading above). The guaranteed annual lifetime withdrawal amount during the waiting period is equal to the value of the RALP at the beginning of the contract year.

THE ALP IS DETERMINED AT THE FOLLOWING TIMES:

o The later of the contract effective date or the contract anniversary date following the date the covered person reaches age 68 -- the ALP is established as 6% of the total RBA.

o When you make additional purchase payments -- each additional purchase payment increases the ALP by 6% of the amount of the purchase payment.

o At step ups -- (see "Annual Step Up" and "Spousal Continuation Step Up" headings below).

o At contract ownership change -- (see "Spousal Option to Continue the Contract" and "Contract Ownership Change" headings below).


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o     When you make a partial withdrawal during the waiting period and after a step up -- Any prior annual step ups will be reversed. Step up reversal means that the ALP will be reset to equal total purchase payments multiplied by 6%. The step up reversal will only happen once during the waiting period, when the first partial withdrawal is made.

o When you make a partial withdrawal at any time and the amount withdrawn is:

      (a)   less than or equal to the RALP -- the ALP remains unchanged.

      (b) is greater than the RALP -- ALP EXCESS WITHDRAWAL PROCESSING WILL BE APPLIED TO THE ALP. Please note that if the partial withdrawal is made during the waiting period, the excess withdrawal processing are applied AFTER any previously applied annual step ups have been reversed.

ALP EXCESS WITHDRAWAL PROCESSING

The ALP is reset to the lesser of the ALP immediately prior to the withdrawal, or 6% of the contract value immediately following the withdrawal.

REMAINING ANNUAL LIFETIME PAYMENT (RALP): The amount available for partial withdrawals for the remainder of the contract year under the lifetime withdrawal benefit. During the waiting period, when the guaranteed annual withdrawal amount may be less than the ALP, the value of the RALP at the beginning of the contract year will be the amount that is actually guaranteed each contract year. Prior to establishment of the ALP, the lifetime withdrawal benefit is not effect and the RALP is zero.

THE RALP IS DETERMINED AT THE FOLLOWING TIMES:

o The later of the contract effective date or the contract anniversary date following the date the covered person reaches age 68, and:

      (a) During the waiting period and prior to any withdrawals -- the RALP is established equal to 6% of purchase payments.

      (b)   At any other time -- the RALP is established equal to the ALP.

o At the beginning of each contract year during the waiting period and prior to any withdrawals -- the RALP is set equal to the total purchase payments, multiplied by 6%.

o At the beginning of any other contract year -- the RALP is set equal to ALP.

o When you make additional purchase payments -- each additional purchase payment increases the RALP by 6% of the amount of the purchase payment.

o When you make a partial withdrawal -- the RALP equals the RALP immediately prior to the partial withdrawal less the amount of the partial withdrawal, but not less than zero. IF YOU WITHDRAW AN AMOUNT GREATER THAN THE RALP, ALP EXCESS WITHDRAWAL PROCEDURES ARE APPLIED and the amount available for future partial withdrawals for the remainder of the contract's life may be reduced by more than the amount of withdrawal. When determining if a withdrawal will result in excess withdrawal processing, the applicable RALP will not yet reflect the amount of the current withdrawal.

REQUIRED MINIMUM DISTRIBUTIONS (RMD): If you are taking RMDs from this contract and the RMD calculated separately for this contract is greater than the RBP or the RALP on the most recent contract anniversary, the portion of the RMD that exceeds the RBP or RALP will not be subject to excess withdrawal processing provided that the following conditions are met:

o     The RMD is the life expectancy RMD for this contract alone, and

o The RMD amount is based on the requirements of the Code section 401(a)(9), related Code provisions and regulations thereunder that were in effect on the effective date of this rider.

Withdrawal amounts greater than the RBP or RALP on the contract anniversary date that do not meet these conditions will result in excess withdrawal processing as described above.

See Appendix F for additional information.

STEP UP DATE: The date any step up becomes effective, and depends on the type of step up being applied (see "Annual Step Up" and "Spousal Continuation Step Up" headings below).

ANNUAL STEP UP: Beginning with the first contract anniversary, an increase of the GBA, RBA, GBP, RBP, ALP, and/or RALP values may be available. A step up does not create contract value, guarantee the performance of any investment option, or provide a benefit that can be withdrawn or paid upon death. Rather, a step up determines the current values of the GBA, RBA, GBP, RBP, ALP, and RALP, and may extend the payment period or increase the allowable payment.

The annual step up is subject to the following rules:

o The annual step up is available when the RBA or, if established, the ALP, would increase on the step up date.

o     Only one step up is allowed each contract year.

o If you take any withdrawals during the waiting period, any previously applied step ups will be reversed and the Annual step up will not be available until the third rider anniversary.


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o     If the application of the step up does not increase the rider charge, the annual step up will be automatically applied to your contract, and the step up date is the contract anniversary date.

o If the application of the step up would increase the rider charge, the annual step up is not automatically applied. Instead, you have the option to step up for 30 days after the contract anniversary. If you exercise the elective annual step up option, you will pay the rider charge in effect on the step up date. If you wish to exercise the elective annual step up option, we must receive a request from you or your investment professional. The step up date is the date we receive your request to step up. If your request is received after the after close of business, the step up date will be the next valuation day.

o The ALP and RALP are not eligible for step ups until they are established. Prior to being established, the ALP and RALP values are both zero.

o Please note it is possible for the ALP and RALP to step up even if the RBA or GBA do not step up, and it is also possible for the RBA and GBA to step up even if the ALP or RALP do not step up.

The annual step up resets the GBA, RBA, GBP, RBP, ALP and RALP values as follows:

o The total RBA will be reset to the greater of the total RBA immediately prior to the step up date or the contract value on the step up date.

o The total GBA will be reset to the greater of the total GBA immediately prior to the step up date or the contract value on the step up date.

o The total GBP will be reset using the calculation as described above based on the increased GBA and RBA.

o     The total RBP will be reset as follows:

      (a) During the waiting period and prior to any withdrawals, the RBP will not be affected by the step up.

      (b) At any other time, the RBP will be reset as the increased GBP less all prior withdrawals made in the current contract year, but never less than zero.

o The ALP will be reset to the greater of the ALP immediately prior to the step up date or 6% of the contract value on the step up date.

o     The RALP will be reset as follows:

      (a) During the waiting period and prior to any withdrawals, the RALP will not be affected by the step up.

      (b) At any other time, the RALP will be reset as the increased ALP less all prior withdrawals made in the current contract year, but never less than zero.

SPOUSAL OPTION TO CONTINUE THE CONTRACT: If a surviving spouse elects to continue the contract, the Guarantor Withdrawal Benefit For Life(SM) rider also continues. When the spouse elects to continue the contract, any remaining waiting period is cancelled; the covered person will be re-determined and is the covered person referred to below; and the GBA, RBA, GBP, RBP, ALP and RALP values are affected as follows:

o     The GBA, RBA, and GBP values remain unchanged.

o The RBP is automatically reset to the GBP less all prior withdrawals made in the current contract year, but not less than zero.

o If the ALP has not yet been established and the new covered person has not yet reached age 68 as of the date of continuation -- the ALP will be established on the contract anniversary following the date the covered person reaches age 68 as the lesser of the RBA or the contract anniversary value, multiplied by 6%. The RALP will be established on the same date equal to the ALP.

o If the ALP has not yet been established but the new covered person is age 68 or older as of the date of continuation -- the ALP will be established on the date of continuation as the lesser of the RBA or the contract value, multiplied by 6%. The RALP will be established on the same date in an amount equal to the ALP less all prior partial withdrawals made in the current contract year, but will never be less than zero.

o If the ALP has been established but the new covered person has not yet reached age 68 as of the date of continuation -- the ALP and RALP will be automatically reset to zero for the period of time beginning with the date of continuation and ending with the contract anniversary following the date the covered person reaches age 68. At the end of this time period, the ALP will be reset to the lesser of the RBA or the anniversary contract value, multiplied by 6%, and the RALP will be reset to equal the ALP.

o If the ALP has been established and the new covered person is age 68 or older as of the date of continuation -- the ALP will be automatically reset to the lesser of the current ALP or 6% of the contract value on the date of continuation. The RALP will be reset to equal to the ALP less any withdrawals made in the contract year, but never less than zero.

Please note that the lifetime withdrawal benefit amount may be reduced as a result of the change of covered person (see "Covered Person" heading above).


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SPOUSAL CONTINUATION STEP UP: If a surviving spouse elects to continue the contract, another elective step up option becomes available. To exercise the step up, the spouse or their investment professional must submit a request within 30 days of the date of continuation. The step up date is the date we receive the spouse's request to step up. If the request is received after the after close of business, the step up date will be the next valuation day. The GBA, RBA, GBP, RBP, ALP and RALP will be reset in the same fashion as the annual step up.

The spousal continuation step up is subject to the following rules:

o If the spousal continuation step up option is exercised and we have increased the charge for the rider, the spouse will pay the charge that is in effect on the step up date.

IF CONTRACT VALUE REDUCES TO ZERO: If the contract value reduces to zero and the total RBA remains greater than zero, you will be paid in the following scenarios:

1) The ALP has not yet been established and the contract value is reduced to zero for any reason other than full withdrawal of the contract. In this scenario, you can choose to:

      (a)   receive the remaining schedule of GBPs until the RBA equals zero;
            or

      (b) wait until the rider anniversary following the date the covered person reaches age 68, and then receive the ALP annually until the latter of (i) the death of the covered person, or (ii) the RBA is reduced to zero.

We will notify you of this option. If no election is made, the ALP will be paid.

2) The ALP has been established and the contract value reduces to zero as a result of fees or charges, or a withdrawal that is less than or equal to the RALP. In this scenario, you can choose to receive:

      (a)   the remaining schedule of GBPs until the RBA equals zero; or

      (b) the ALP annually until the latter of (i) the death of the covered person, or (ii) the RBA is reduced to zero.

We will notify you of this option. If no election is made, the ALP will be paid.

3) The ALP has been established and the contract value falls to zero as a result of a withdrawal that is greater than the RALP but less than or equal to the RBP. In this scenario, the remaining schedule of GBPs will be paid until the RBA equals zero.

4) The ALP has been established and the contract value falls to zero as a result of a partial withdrawal that is greater than the RBP but less than or equal to the RALP. In this scenario, the ALP will be paid annually until the death of the covered person.

Under any of these scenarios:

o The annualized amounts will be paid to you in the frequency you elect. You may elect a frequency offered by us at the time payments begin. Available payment frequencies will be no less frequent than annually;

o     We will no longer accept additional purchase payments;

o     You will no longer be charged for the rider;

o     Any attached death benefit riders will terminate; and

o The death benefit becomes the remaining payments, if any, until the RBA is reduced to zero.

The Guarantor Withdrawal Benefit For Life(SM) rider and the contract will terminate under either of the following two scenarios:

o If the contract value falls to zero as a result of a withdrawal that is greater than the RALP and the RBP. This is full withdrawal of the contract.

o If the contract value falls to zero as a result of a withdrawal that is greater than the RALP but less than or equal to the RBP, and the total RBA is reduced to zero.

AT DEATH: If the contract value is greater than zero, then the Guarantor Withdrawal Benefit For Life(SM) rider will terminate when the death benefit becomes payable (see "Benefits in Case of Death"). The beneficiary may elect to take the death benefit as a lump sum under the terms of the contract (see "Benefits in Case of Death") or the annuity payout option (see "Guarantor Withdrawal Benefit Annuity Payout Option" heading below).

If the contract value equals zero and the death benefit becomes payable, the following will occur:

o If the RBA is greater than zero and the owner has been receiving the GBP each year, the GBP will continue to be paid to the beneficiary until the RBA equals zero.

o If the covered person dies and the RBA is greater than zero and the owner has been receiving the ALP each year, the ALP will continue to be paid to the beneficiary until the RBA equals zero.

o If the covered person is still alive and the RBA is greater than zero and the owner has been receiving the ALP each year, the ALP will continue to be paid to the beneficiary until the later of the death of the covered person or the RBA equals zero.

o If the covered person is still alive and the RBA equals zero and the owner has been receiving the ALP each year, the ALP will continue to be paid to the beneficiary until the death of the covered person.

o If the covered person dies and the RBA equals zero, the benefit terminates. No further payments will be made.


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

CONTRACT OWNERSHIP CHANGE: If the contract changes ownership (see "Changing Ownership"), the covered person will be redetermined and is the covered person referred to below. The GBA, RBA, GBP, RBP values will remain unchanged. The ALP and RALP will be reset with an effective date as follows:

o If the ALP has not yet been established and the new covered person has not yet reached age 68 as of the ownership change date -- the ALP and the RALP will be established on the contract anniversary following the date the covered person reaches age 68. The ALP will be set equal to the lesser of the RBA or the contract value, multiplied by 6%. If the anniversary date occurs during the waiting period and prior to a withdrawal, the RALP will be set equal to the lesser of the ALP or total purchase payment multiplied by 6%. If the anniversary date occurs at any other time, the RALP will be set equal to equal the ALP.

o If the ALP has not yet been established but the new covered person is age 68 or older as of the ownership change date -- the ALP and the RALP will be established on the ownership change date. The ALP will be set equal to the lesser of the RBA or the contract value, multiplied by 6%. If the ownership change date occurs during the waiting period and prior to a withdrawal, the RALP will be set equal to the lesser of the ALP or total purchase payments multiplied by 6%. If the ownership change date occurs at any other time, the RALP will be set equal to the ALP less all prior withdrawals made in the current contract year but not less than zero.

o If the ALP has been established but the new covered person has not yet reached age 68 as of the ownership change date -- the ALP and the RALP will be reset to zero for the period of time beginning with the ownership change date and ending with the contract anniversary following the date the covered person reaches age 68. At the end of this time period, the ALP will be reset to the lesser of the RBA or the anniversary contract value, multiplied by 6%. If the time period ends during the waiting period and prior to any withdrawals, the RALP will be reset to equal the lesser of the ALP or total purchase payments multiplied by 6%. If the time period ends at any other time, the RALP will be reset to equal the ALP.

o If the ALP has been established and the new covered person is age 68 or older as of the ownership change date -- the ALP and the RALP will be reset on the ownership change date. The ALP will be reset to the lesser of the current ALP or 6% of the contract value. If the ownership change date occurs during the waiting period and prior to a withdrawal, the RALP will be reset to the lesser of the ALP or total purchase payments multiplied by 6%. If the ownership change date occurs at any other time, the RALP will be reset to equal the ALP less all prior withdrawals made in the current contract year but not less than zero.

Please note that the lifetime withdrawal benefit amount may be reduced as a result of the change of covered person (see "Covered Person" heading above).

GUARANTOR WITHDRAWAL BENEFIT -- ANNUITY PAYOUT OPTION: Several annuity payout plans are available under the contract. In addition to these annuity payout plans, a fixed annuity payout option is available under the Guarantor Withdrawal Benefit For Life(SM) rider.

Under this option the amount payable each year will be equal to the remaining schedule of GBPs, but the total amount paid over the life of the annuity will not exceed the current total RBA at the time you begin this fixed annuity payout option. These annualized amounts will be paid in the frequency that you elect. The frequencies will be among those offered by us at that time but will be no less frequent than annually. If, at the death of the owner, total payments have been made for less than the RBA, the remaining payments will be paid to the beneficiary (see "The Annuity Payout Period" and "Taxes").

This option may not be available if the contract is issued to qualify under
Section 403 or 408 of the Code, as amended. For such contracts, this option will be available only if the guaranteed payment period is less than the life expectancy of the owner at the time the option becomes effective. Such life expectancy will be computed under the mortality table we then use to determine current life annuity purchase rates under the contract to which this rider is attached.

This annuity payout option may also be elected by the beneficiary of a contract as a settlement option. Whenever multiple beneficiaries are designated under the contract, each such beneficiary's share of the proceeds if they elect this option will be in proportion to their applicable designated beneficiary percentage. Beneficiaries of nonqualified contracts may elect this settlement option subject to the distribution requirements of the contract. We reserve the right to adjust the future schedule of GBPs if necessary to comply with the Code.


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60 RIVERSOURCE INNOVATIONS SELECT VARIABLE ANNUITY
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

INCOME ASSURER BENEFIT(SM) RIDERS

There are three optional Income Assurer Benefit(SM) riders available under your contract:

o     Income Assurer Benefit(SM) - MAV;

o     Income Assurer Benefit(SM) - 5% Accumulation Benefit Base; or

o     Income Assurer Benefit(SM) - Greater of MAV or 5% Accumulation Benefit
      Base.

The Income Assurer Benefit(SM) riders are intended to provide you with a guaranteed minimum income regardless of the volatility inherent in the investments in the subaccounts. The riders benchmark the contract growth at each anniversary against several comparison values and set the guaranteed income benefit base (described below) equal to the largest value. The guaranteed income benefit base is the value we apply to the guaranteed annuity purchase rates stated in Table B of the contract to calculate the minimum annuity payouts you will receive if you exercise the rider. If the guaranteed income benefit base is greater than the contract value, the guaranteed income benefit base may provide a higher annuity payout level than is otherwise available. However, the riders use guaranteed annuity purchase rates which may result in annuity payouts that are less than those using the annuity purchase rates that we may apply at annuitization under the standard contract provisions. Therefore, the level of income provided by the riders may be less than the contract otherwise provides. If the annuity payouts through the standard contract provisions are more favorable than the payouts available through the riders, you will receive the higher standard payout option. The guaranteed income benefit base does not create contract value or guarantee the performance of any investment option.

The general information in this section applies to each Income Assurer Benefit(SM) rider. This section is followed by a description of each specific Income Assurer Benefit(SM) rider and how it is calculated.

You should consider whether an Income Assurer Benefit(SM) rider is appropriate for you because:

o you must participate in the Portfolio Navigator program if you purchase a contract on or after June 19, 2006 with this rider (see "Making the Most of Your Contract -- Portfolio Navigator Asset Allocation Program"). If you selected this rider before June 19, 2006, you must participate in the asset allocation program (see "Making the Most of Your Contract -- Asset Allocation Program"), however, you may elect to participate in the Portfolio Navigator program after June 19, 2006. The Portfolio Navigator program and the asset allocation program limits your choice of subaccounts and the one-year fixed account to those that are in the asset allocation model you select. This means you will not be able to allocate contract value to all of the subaccounts or the one-year fixed account that are available under the contract to other contract owners who do not elect this rider. (See "Making the Most of Your Contract -- Asset Allocation Program" and "Portfolio Navigator Asset Allocation Program.");

o if you are purchasing the contract as a qualified annuity, such as an IRA, and you are planning to begin annuity payouts after the date on which minimum distributions required by the Code must begin, you should consider whether an Income Assurer Benefit(SM) is appropriate for you (see "Taxes -- Qualified Annuities -- Required Minimum Distributions"). Partial withdrawals you take from the contract, including those used to satisfy RMDs, will reduce the guaranteed income benefit base (defined below), which in turn may reduce or eliminate the amount of any annuity payouts available under the rider. Consult a tax advisor before you purchase any Income Assurer Benefit(SM) rider with a qualified annuity;

o you must hold the Income Assurer Benefit(SM) for 10 years unless you elect to terminate the rider within 30 days following the first anniversary after the effective date of the rider;

o you can only exercise the Income Assurer Benefit(SM) within 30 days after a contract anniversary following the expiration of the 10-year waiting period;

o the Income Assurer Benefit(SM) rider terminates* on the contract anniversary after the annuitant's 86th birthday; and

o the 10-year waiting period will be restarted if you elect to change model portfolios to one that causes the Income Assurer Benefit(SM) rider charge to increase more than 0.20% whenever the remaining waiting period just prior to the change is less than three years.

* The rider and annual fee terminate on the contract anniversary after the annuitant's 86th birthday, however, if you exercise the Income Assurer Benefit(SM) rider before this time, your benefits will continue according to the annuity payout plan you have selected.

If the annuitant is 75 or younger at contract issue, you may choose this optional benefit at the time you purchase your contract for an additional charge. The amount of the charge is determined by the Income Assurer Benefit(SM) you select (see "Charges -- Income Assurer Benefit(SM) Rider Fee"). The effective date of the rider will be the contract issue date. The Accumulation Protector Benefit(SM), Guarantor Withdrawal Benefit for Life(SM), and Guarantor(SM) Withdrawal Benefit riders are not available with any Income Assurer Benefit(SM) rider. Be sure to discuss with your investment professional whether an Income Assurer Benefit(SM) rider is appropriate for your situation.


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

HERE ARE SOME GENERAL TERMS THAT ARE USED TO DESCRIBE THE INCOME ASSURER BENEFIT(SM) RIDERS IN THE SECTIONS BELOW:

GUARANTEED INCOME BENEFIT BASE: The guaranteed income benefit base is the value that will be used to determine minimum annuity payouts when the rider is exercised. It is an amount we calculate, depending on the Income Assurer Benefit(SM) rider you choose, that establishes a benefit floor. When the benefit floor amount is greater than the contract value, there may be a higher annuitization payout than if you annuitized your contract without the Income Assurer Benefit(SM). Your annuitization payout will never be less than that provided by your contract value.

EXCLUDED INVESTMENT OPTIONS: These investment options are listed in your contract under contract data and will include the RiverSource Variable Portfolio - Cash Management and/or the one-year fixed account. Excluded investment options are not used in the calculation of this riders' variable account floor for the Income Assurer Benefit(SM) - 5% Accumulation Benefit Base and the Income Assurer Benefit(SM) - Greater of MAV or 5% Accumulation Benefit Base.

EXCLUDED PAYMENTS: These are purchase payments and any purchase payment credits paid in the last five years before exercise of the benefit which we will exclude from the calculation of the guaranteed income benefit base whenever they equal $50,000 or more, or if they equal 25% or more of total purchase payments and any purchase payment credits.

PROPORTIONATE ADJUSTMENTS FOR PARTIAL WITHDRAWALS: These are calculated as the product of (a) times (b) where:

(a) is the ratio of the amount of the partial withdrawal (including any withdrawal charges) to the contract value on the date of (but prior to) the partial withdrawal, and

(b)   is the benefit on the date of (but prior to) the partial withdrawal.

PROTECTED INVESTMENT OPTIONS: All investment options available under this contract that are not defined as excluded investment options under contract data are known as protected investment options for purposes of this rider and are used in the calculation of the variable account floor for the Income Assurer Benefit(SM) - 5% Accumulation Benefit Base and the Income Assurer Benefit(SM) - Greater of MAV or 5% Accumulation Benefit Base.

WAITING PERIOD: This rider can only be exercised after the expiration of a 10-year waiting period. The 10-year waiting period will be restarted if you elect to change your model portfolio to one that causes the rider charge to increase more than 0.20% whenever the remaining waiting period just prior to the change is less than three years (see "Charges -- Income Assurer Benefit(SM)").

THE FOLLOWING ARE GENERAL PROVISIONS THAT APPLY TO EACH INCOME ASSURER BENEFIT(SM):

EXERCISING THE RIDER

Rider exercise conditions are:

o you may only exercise the Income Assurer Benefit(SM) rider within 30 days after any contract anniversary following the expiration of the waiting period;

o     the annuitant on the retirement date must be between 50 to 86 years old;
      and

o you can only take an annuity payment in one of the following annuity payout plans:

      Plan A -- Life Annuity - No Refund;

      Plan B -- Life Annuity with Ten or Twenty Years Certain;

      Plan D -- Joint and Last Survivor Life Annuity - No Refund;

             -- Joint and Last Survivor Life Annuity with Twenty Years
                Certain; or

      Plan E -- Twenty Years Certain.

After the expiration of the waiting period, the Income Assurer Benefit(SM) rider guarantees a minimum amount of fixed annuity lifetime income during annuitization or the option of variable annuity payouts with a guaranteed minimum initial payout or a combination of the two options.

If your contract value falls to zero as the result of adverse market performance or the deduction of fees and/or charges at any time, the contract and all its riders, including this rider, will terminate without value and no benefits will be paid on account of such termination. Exception: if you are still living, and the annuitant is between 50 and 86 years old, an amount equal to the guaranteed income benefit base will be paid to you under the annuity payout plan and frequency that you select, based upon the fixed or variable annuity payouts described above. The guaranteed income benefit base will be calculated and annuitization will occur at the following times.

o If the contract value falls to zero during the waiting period, the guaranteed income benefit base will be calculated and annuitization will occur on the valuation date after the expiration of the waiting period, or when the annuitant attains age 50 if later.

o If the contract value falls to zero after the waiting period, the guaranteed income benefit base will be calculated and annuitization will occur immediately, or when the annuitant attains age 50 if later.


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Fixed annuity payouts under this rider will occur at the guaranteed annuity purchase rates based on the "2000 Individual Annuitant Mortality Table A" with 100% Projection Scale G and a 2.0% interest rate for contracts purchased after June 19, 2006.(1) These are the same rates used in Table B of the contract (see "The Annuity Payout Period -- Annuity Tables"). Your annuity payouts remain fixed for the lifetime of the annuity payout period.

First year variable annuity payouts are calculated in the same manner as fixed annuity payouts. Once calculated, your variable annuity payouts remain unchanged for the first year. After the first year, subsequent annuity payouts are variable and depend on the performance of the subaccounts you select. Variable annuity payouts after the first year are calculated using the following formula:

    Pt-1 (1 + i)
   -------------- = Pt
        1.05

      Pt-1 = prior annuity payout

      Pt   = current annuity payout

      i    = annualized subaccount performance

Each subsequent variable annuity payout could be more or less than the previous variable annuity payout if the subaccount investment performance is greater or less than the 3.5% assumed investment rate. If your subaccount performance equals 3.5%, your variable annuity payout will be unchanged from the previous variable annuity payout. If your subaccount performance is in excess of 3.5%, your variable annuity payout will increase from the previous variable annuity payout. If your subaccount investment performance is less than 3.5%, your variable annuity payout will decrease from the previous variable annuity payout.

(1) For all other contracts, the guaranteed annuity purchase rates are based on the "1983 Individual Annuitant Mortality Table A" with 100% Projection Scale G and a 2.0% interest rate.

TERMINATING THE RIDER

Rider termination conditions are:

o you may terminate the rider within 30 days following the first anniversary after the effective date of the rider;

o you may terminate the rider any time after the expiration of the waiting period;

o the rider will terminate on the date you make a full withdrawal from the contract, or annuitization begins, or on the date that a death benefit is payable; and

o the rider will terminate* on the contract anniversary after the annuitant's 86th birthday.

* The rider and annual fee terminate on the contract anniversary after the annuitant's 86th birthday, however, if you exercise the Income Assurer Benefit(SM) rider before this time, your benefits will continue according to the annuity payout plan you have selected.

YOU MAY SELECT ONE OF THE INCOME ASSURER BENEFIT(SM) RIDERS DESCRIBED BELOW:

INCOME ASSURER BENEFIT(SM) - MAV

The guaranteed income benefit base for the Income Assurer Benefit(SM) - MAV is the greatest of these three values:

1.    contract value; or

2. the total purchase payments and any purchase payment credits made to the contract minus proportionate adjustments for partial withdrawals; or

3.    the Maximum Anniversary Value.

MAXIMUM ANNIVERSARY VALUE (MAV) -- is zero prior to the first contract anniversary after the effective date of the rider. On the first contract anniversary after the effective date of the rider, we set the MAV as the greater of these two values:

(a)   current contract value; or

(b) total payments and any purchase payment credits made to the contract minus proportionate adjustments for partial withdrawals.

Thereafter, we increase the MAV by any additional any purchase payments and purchase payment credits and reduce the MAV by proportionate adjustments for partial withdrawals. Every contract anniversary after that prior to the earlier of your or the annuitant's 81st birthday, we compare the MAV to the current contract value and we reset the MAV to the higher amount.

WHEN WE REFLECT EXCLUDED PAYMENTS IN THE CALCULATION OF THE GUARANTEED INCOME BENEFIT BASE, WE WILL CALCULATE THE GUARANTEED INCOME BENEFIT BASE AS THE GREATEST OF THESE THREE VALUES:

1.    contract value less the market value adjusted excluded payments; or

2. total purchase payments plus any purchase payment credits, less excluded payments, less proportionate adjustments for partial withdrawals; or

3.    the MAV, less market value adjusted excluded payments.


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

MARKET VALUE ADJUSTED EXCLUDED PAYMENTS are calculated as the sum of each excluded purchase payment and any purchase payment credit multiplied by the ratio of the current contract value over the estimated contract value on the anniversary prior to such purchase payment. The estimated contract value at such anniversary is calculated by assuming that payments, any credits, and partial withdrawals occurring in a contract year take place at the beginning of the year for that anniversary and every year after that to the current contract year.

INCOME ASSURER BENEFIT(SM) - 5% ACCUMULATION BENEFIT BASE

The guaranteed income benefit base for the Income Assurer Benefit - 5% Accumulation Benefit Base is the greatest of these three values:

1.    contract value; or

2. the total purchase payments and any purchase payment credits made to the contract minus proportionate adjustments for partial withdrawals; or

3.    the 5% variable account floor.

5% VARIABLE ACCOUNT FLOOR - is equal to the contract value in the excluded investment options plus the variable account floor.

The variable account floor is zero from the effective date of this rider and until the first contract anniversary after the effective date of this rider. On the first contract anniversary after the effective date of this rider the variable account floor is:

o the total purchase payments and any purchase payment credits made to the protected investment options; minus adjusted partial withdrawals and transfers from the protected investment options; plus

o an amount equal to 5% of your initial purchase payment and any purchase payment credit allocated to the protected investment options.

On any day after the first contract anniversary following the effective date of this rider, when you allocate additional purchase payments and any purchase payment credits to or withdraw or transfer amounts from the protected investment options, we adjust the variable account floor by adding the additional purchase payment and any purchase payment credit and subtracting adjusted withdrawals and adjusted transfers. On each subsequent contract anniversary after the first anniversary of the effective date of this rider, prior to the earlier of your or the annuitant's 81st birthday, we increase the variable account floor by adding the amount ("roll-up amount") equal to 5% of the prior contract anniversary's variable account floor.

The amount of purchase payment and any purchase payment credits withdrawn from or transferred between the excluded investment options and the protected investment options is calculated as (a) times (b) where:

(a) is the amount of purchase payment and any purchase payment credits in the investment options being withdrawn or transferred on the date of but prior to the current withdrawal or transfer; and

(b) is the ratio of the amount of the transfer or withdrawal to the value in the investment options being withdrawn or transferred on the date of (but prior to) the current withdrawal or transfer.

The roll-up amount prior to the first anniversary is zero. Also, the roll-up amount on every anniversary after the earlier of your or the annuitant's 81st birthday is zero.

Adjusted withdrawals and adjusted transfers for the variable account floor are equal to the amount of the withdrawal or transfer from the protected investment options as long as the sum of the withdrawals and transfers from the protected investment options in a contract year do not exceed the roll-up amount from the prior contract anniversary.

If the current withdrawal or transfer from the protected investment options plus the sum of all prior withdrawals and transfers made from the protected investment options in the current policy year exceeds the roll-up amount from the prior contract anniversary we will calculate the adjusted withdrawal or adjusted transfer for the variable account floor as the result of (a) plus [(b) times (c)] where:

(a) is the roll-up amount from the prior contract anniversary less the sum of any withdrawals and transfers made from the protected investment options in the current policy year but prior to the current withdrawal or transfer. However, (a) can not be less than zero; and

(b) is the variable account floor on the date of (but prior to) the current withdrawal or transfer from the protected investment options less the value from (a); and

(c) is the ratio of [the amount of the current withdrawal (including any withdrawal charges) or transfer from the protected investment options less the value from (a)] to [the total in the protected investment options on the date of (but prior to) the current withdrawal or transfer from the protected investment options less the value from (a)].

This method is greater than a dollar-for-dollar reduction, and could potentially deplete the maximum benefit faster than a dollar-for-dollar reduction.


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WHEN WE REFLECT EXCLUDED PAYMENTS IN THE CALCULATION OF THE GUARANTEED INCOME
BENEFIT BASE, WE WILL CALCULATE THE GUARANTEED INCOME BENEFIT BASE AS THE GREATEST OF THESE THREE VALUES:

1. contract value less the market value adjusted excluded payments (described above); or

2. total purchase payments and any purchase payment credits, less excluded payments, less proportionate adjustments for partial withdrawals; or

3.    the 5% variable account floor, less 5% adjusted excluded payments.

5% ADJUSTED EXCLUDED PAYMENTS are calculated as the sum of each excluded payment and any credit accumulated at 5% for the number of full contract years they have been in the contract.

INCOME ASSURER BENEFIT(SM) - GREATER OF MAV OR 5% ACCUMULATION BENEFIT BASE

The guaranteed income benefit base for the Income Assurer Benefit(SM) - Greater of MAV or 5% Accumulation Benefit Base is the greatest of these four values:

1.    the contract value;

2. the total purchase payments and any purchase payment credits made to the contract minus proportionate adjustments for partial withdrawals;

3.    the MAV (described above); or

4.    the 5% variable account floor (described above).

WHEN WE REFLECT EXCLUDED PAYMENTS IN THE CALCULATION OF THE GUARANTEED INCOME BENEFIT BASE, WE WILL CALCULATE THE GUARANTEED INCOME BENEFIT BASE AS THE GREATEST OF:

1.    contract value less the market value adjusted excluded payments;

2. total purchase payments and any purchase payment credits, less excluded payments, less proportionate adjustments for partial withdrawals;

3.    the MAV, less market value adjusted excluded payments (described above);
      or

4. the 5% Variable Account Floor, less 5% adjusted excluded payments (described above).

For an example of how benefits under each Income Assurer Benefit(SM) is calculated, see Appendix K.

THE ANNUITY PAYOUT PERIOD

As owner of the contract, you have the right to decide how and to whom annuity payouts will be made starting at the retirement date. You may select one of the annuity payout plans outlined below, or we may mutually agree on other payout arrangements. We do not deduct any withdrawal charges under the payout plans listed below, except under annuity payout Plan E.

You also decide whether we will make annuity payouts on a fixed or variable basis, or a combination of fixed and variable. The amount available to purchase payouts under the plan you select is the contract value on your retirement date. If you select a variable annuity payout, we reserve the right to limit the number of subaccounts in which you may invest. The DCA fixed account is not available during this period.

AMOUNTS OF FIXED AND VARIABLE PAYOUTS DEPEND ON:

o     the annuity payout plan you select;

o     the annuitant's age and, in most cases, sex;

o     the annuity table in the contract; and

o     the amounts you allocated to the accounts at settlement.

In addition, for variable annuity payouts only, amounts depend on the investment performance of the subaccounts you select. These payouts will vary from month to month because the performance of the funds will fluctuate. (In the case of fixed annuities, payouts remain the same from month to month.)

For information with respect to transfers between accounts after annuity payouts begin, see "Making the Most of Your Contract -- Transfer policies."


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ANNUITY TABLES

The annuity tables in your contract (Table A and Table B) show the amount of the monthly payouts for each $1,000 of contract value according to the age and, when applicable, the sex of the annuitant. (Where required by law, we will use a unisex table of settlement rates.)

Table A shows the amount of the first monthly variable annuity payout assuming that the contract value is invested at the beginning of the annuity payout period and earns a 3.5% rate of return, which is reinvested and helps to support future payouts. If you ask us at least 30 days before the retirement date, we will substitute an annuity table based on an assumed 5.0% investment rate (if your contract does not have a 5-year withdrawal charge schedule and a MAV Death Benefit) for the 3.5% Table A. The assumed investment rate affects both the amount of the first payout and the extent to which subsequent payouts increase or decrease. For example, annuity payouts will increase if the investment return is above the assumed investment rate and payouts will decrease if the return is below the assumed investment rate. Using a 3.5 % assumed interest rate results in a lower initial payout, but later payouts will increase more quickly when annuity unit values rise and decrease more rapidly when they decline.

Table B shows the minimum amount of each fixed annuity payout. We declare current payout rates that we use in determining the actual amount of your fixed annuity payout. The current payout rates will equal or exceed the guaranteed payout rates shown in Table B. We will furnish these rates to you upon request.

ANNUITY PAYOUT PLANS

You may choose an annuity payout plan by giving us written instructions at least 30 days before contract values are used to purchase the payout plan. Generally, you may select one of the Plans A through E below or another plan agreed to by us. Some of the annuity payout plans may not be available if you have selected the Income Assurer Benefit(SM) rider.

o PLAN A - LIFE ANNUITY -- NO REFUND: We make monthly payouts until the annuitant's death. Payouts end with the last payout before the annuitant's death. We will not make any further payouts. This means that if the annuitant dies after we made only one monthly payout, we will not make any more payouts.

o PLAN B - LIFE ANNUITY WITH FIVE, TEN, 15 OR 20 YEARS CERTAIN (under the Income Assurer Benefit(SM) rider: you may select life annuity with ten or 20 years certain): We make monthly payouts for a guaranteed payout period of five, ten, 15 or 20 years that you elect. This election will determine the length of the payout period to the beneficiary if the annuitant should die before the elected period expires. We calculate the guaranteed payout period from the retirement date. If the annuitant outlives the elected guaranteed payout period, we will continue to make payouts until the annuitant's death.

o PLAN C - LIFE ANNUITY -- INSTALLMENT REFUND (not available under the Income Assurer Benefit(SM) rider): We make monthly payouts until the annuitant's death, with our guarantee that payouts will continue for some period of time. We will make payouts for at least the number of months determined by dividing the amount applied under this option by the first monthly payout, whether or not the annuitant is living.

o     PLAN D

      -- JOINT AND LAST SURVIVOR LIFE ANNUITY -- NO REFUND: We make monthly payouts while both the annuitant and a joint annuitant are living. If either annuitant dies, we will continue to make monthly payouts at the full amount until the death of the surviving annuitant. Payouts end with the death of the second annuitant.

      -- JOINT AND LAST SURVIVOR LIFE ANNUITY WITH 20 YEARS CERTAIN: We make monthly annuity payouts during the lifetime of the annuitant and joint annuitant. When either the annuitant or joint annuitant dies, we will continue to make monthly payouts during the lifetime of the survivor. If the survivor dies before we have made payouts for 20 years, we continue to make payouts to the named beneficiary for the remainder of the 20-year period which begins when the first annuity payout is made.

o PLAN E - PAYOUTS FOR A SPECIFIED PERIOD: We make monthly payouts for a specific payout period of ten to 30 years that you elect (under the Income Assurer Benefit(SM) rider, you may elect a payout period of 20 years only). We will make payouts only for the number of years specified whether the annuitant is living or not. Depending on the selected time period, it is foreseeable that an annuitant can outlive the payout period selected. During the payout period, you can elect to have us determine the present value of any remaining variable payouts and pay it to you in a lump sum. (Exception: If you have an Income Assurer Benefit(SM) rider and elect this annuity payout plan based on the Guaranteed Income Benefit Base, a lump sum payout is unavailable.) We determine the present value of the remaining annuity payouts which are assumed to remain level at the initial payout. The discount rate we use in the calculation will vary between 6.00% and 7.85% depending on the mortality and expense risk charge and the applicable assumed investment rate. (See "Charges -- Withdrawal charge under Annuity Payout Plan E.") You can also take a portion of the discounted value once a year. If you do so, your monthly payouts will be reduced by the proportion of your withdrawal to the full discounted value. A 10% IRS penalty tax could apply if you take a withdrawal. (See "Taxes.").


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o     GUARANTOR WITHDRAWAL BENEFIT - ANNUITY PAYOUT OPTION (AVAILABLE ONLY
      UNDER CONTRACTS WITH THE GUARANTOR WITHDRAWAL BENEFIT FOR LIFE(SM) OR GUARANTOR(SM) WITHDRAWAL BENEFIT RIDER): The Guarantor(SM) Withdrawal Benefit fixed annuity payout option is an alternative to the above annuity payout plans. This option may not be available if the contract is a qualified annuity. For such contracts, this option will be available only if the guaranteed payment period is less than the life expectancy of the owner at the time the option becomes effective. Such life expectancy will be computed using a life expectancy table published by the IRS. Under this option, the amount payable each year will be equal to the remaining schedule of GBPs, but the total amount paid over the life of the annuity will not exceed the total RBA at the time you begin this fixed payout option (see "Optional Benefits -- Guarantor Withdrawal Benefit for Life Rider" or "Optional Benefits -- Guarantor(SM) Withdrawal Benefit Rider"). These annualized amounts will be paid in the frequency that you elect. The frequencies will be among those offered by us at the time but will be no less frequent than annually. If, at the death of the owner, total payouts have been made for less than the RBA, the remaining payouts will be paid to the beneficiary.

ANNUITY PAYOUT PLAN REQUIREMENTS FOR QUALIFIED ANNUITIES: If your contract is a qualified annuity, you must select a payout plan as of the retirement date set forth in your contract. You have the responsibility for electing a payout plan under your contract that complies with applicable law. Your contract describes your payout plan options. The options will generally meet certain IRS regulations governing RMDs if the payout plan meets the incidental distribution benefit requirements, if any, and the payouts are made:

o in equal or substantially equal payments over a period not longer than your life or over the joint life of you and your designated beneficiary; or

o in equal or substantially equal payments over a period not longer than your life expectancy, or over the joint life expectancy of you and your designated beneficiary; or

o over a period certain not longer than your life expectancy or over the joint life expectancy of you and your designated beneficiary.

IF WE DO NOT RECEIVE INSTRUCTIONS: You must give us written instructions for the annuity payouts at least 30 days before the annuitant's retirement date. If you do not, we will make payouts under Plan B, with 120 monthly payouts guaranteed.

IF MONTHLY PAYOUTS WOULD BE LESS THAN $20: We will calculate the amount of monthly payouts at the time the contract value is used to purchase a payout plan. If the calculations show that monthly payouts would be less than $20, we have the right to pay the contract value to the owner in a lump sum.

DEATH AFTER ANNUITY PAYOUTS BEGIN: If you or the annuitant die after annuity payouts begin, we will pay any amount payable to the beneficiary as provided in the annuity payout plan in effect.

TAXES

Generally, under current law, your contract has a tax-deferral feature. This means any increase in the value of the one-year fixed account, the DCA fixed account, and/or subaccounts in which you invest is taxable to you only when you receive a payout or withdrawal (see detailed discussion below). Any portion of the annuity payouts and any withdrawals you request that represent ordinary income normally are taxable. We will send you a tax information reporting form for any year in which we made a taxable distribution according to our records. Roth IRAs may grow and be distributed tax free if you meet certain distribution requirements. We will send you a tax information reporting form for any year in which we made a distribution according to our records.

NONQUALIFIED ANNUITIES

Tax law requires that all nonqualified deferred annuity contracts issued by the same company (and possibly its affiliates) to the same owner during a calendar year be taxed as a single, unified contract when you take distributions from any one of those contracts.

ANNUITY PAYOUTS: Generally, a portion of each payout will be ordinary income and subject to tax, and a portion of each payout will be considered a return of part of your investment and will not be taxed. Under Annuity Payout Plan A:
Life annuity - no refund, where the annuitant dies before your investment in the contract is fully recovered, the remaining portion of the unrecovered investment may be available as a federal income tax deduction to the owner for the last taxable year. Under all other annuity payout plans, where the annuity payouts end before your investment in the contract is fully recovered, the remaining portion of the unrecovered investment may be available as a federal income tax deduction to the taxpayer for the tax year in which the payouts end. (See "The Annuity Payout Period -- Annuity Payout Plans.") All amounts you receive after your investment in the contract is fully recovered will be subject to tax.

WITHDRAWALS: If you withdraw part of your nonqualified contract before your annuity payouts begin, including withdrawals under the Guarantor Withdrawal Benefit for Life(SM) rider or the Guarantor(SM) Withdrawal Benefit rider, your withdrawal will be taxed to the extent that the contract value immediately before the withdrawal exceeds the investment in the contract.

If you withdraw all of your nonqualified contract before annuity payouts begin, your withdrawal will be taxed to the extent that the withdrawal value immediately before the withdrawal exceeds your investment.


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You also may have to pay a 10% IRS penalty for withdrawals of taxable income you make before reaching age 59 1/2 unless certain exceptions apply.

WITHHOLDING: If you receive taxable income as a result of an annuity payout or withdrawal, we may deduct withholding against the taxable income portion of the payment. Any withholding represents a prepayment of your tax due for the year. You take credit for these amounts on your annual income tax return.

If the payment is part of an annuity payout plan, we generally compute the amount of withholding using payroll tables. You may provide us with a statement of how many exemptions to use in calculating the withholding. As long as you've provided us with a valid Social Security Number or Taxpayer Identification Number, you can elect not to have any withholding occur.

If the payment is part of an annuity payout plan, we generally compute the amount of withholding using payroll tables. You may provide us with a statement of how many exemptions to use in calculating the withholding. If the distribution is any other type of payment (such as a partial or full withdrawal) we compute withholding using 10% of the taxable portion.

The withholding requirements differ if we deliver payment outside the United States and/or you are a non-resident alien.

Some states also may impose withholding requirements similar to the federal withholding described above. If this should be the case, we may deduct state withholding from the payment.

DEATH BENEFITS TO BENEFICIARIES: The death benefit under a nonqualified contract is not exempt from estate or income taxes. Any amount your beneficiary receives that represents deferred earnings within the contract is taxable as ordinary income to the beneficiary in the year he or she receives the payments.

ANNUITIES OWNED BY CORPORATIONS, PARTNERSHIPS OR TRUSTS: For nonqualified annuities, any annual increase in the value of annuities held by such entities (nonnatural persons) generally will be treated as ordinary income received during that year. However, if the trust was set up for the benefit of a natural person only, the income will generally remain tax-deferred.

PENALTIES: If you receive amounts from your nonqualified annuity before reaching age 59 1/2, you may have to pay a 10% IRS penalty on the amount includable in your ordinary income. However, this penalty will not apply to any amount received:

o because of your death or, in the event of non-natural ownership, the death of the annuitant;

o     because you become disabled (as defined in the Code);

o if the distribution is part of a series of substantially equal periodic payments, made at least annually, over your life or life expectancy (or joint lives or life expectancies of you and your beneficiary);

o     if it is allocable to an investment before Aug. 14, 1982; or

o     if annuity payouts begin before the first contract anniversary.

TRANSFER OF OWNERSHIP: If you transfer a nonqualified annuity without receiving adequate consideration, the transfer is a gift and also may be treated as a withdrawal for federal income tax purposes. If the gift is a currently taxable event for income tax purposes, the original owner will be taxed on the amount of deferred earnings at the time of the transfer and also may be subject to the 10% IRS penalty discussed earlier. In this case, the new owner's investment in the contract will be the value of the contract at the time of the transfer. In general, this rule does not apply to transfers between spouses or former spouses. Please consult your tax advisor for further details.

COLLATERAL ASSIGNMENT: If you collaterally assign or pledge your contract, earnings on purchase payments you made after Aug. 13, 1982 will be taxed to you like a withdrawal and you may have to pay a 10% IRS penalty.

QUALIFIED ANNUITIES

Adverse tax consequences may result if you do not ensure that contributions, distributions and other transactions under the contract comply with the law. Qualified annuities have minimum distribution rules that govern the timing and amount of distributions. You should refer to your IRA disclosure statement, or consult a tax advisor for additional information about the distribution rules applicable to your situation.

When you use your contract to fund a retirement plan or IRA that is already tax-deferred under the Code, the contract will not provide any necessary or additional tax deferral. If your contract is used to fund an employer sponsored plan, your right to benefits may be subject to the terms and conditions of the plan regardless of the terms of the contract.

ANNUITY PAYOUTS: Under a qualified annuity, except a Roth IRA, the entire payout generally is includable as ordinary income and is subject to tax unless: (1) the contract is an IRA to which you made non-deductible contributions; or (2) you rolled after-tax dollars from a retirement plan into your IRA.

ANNUITY PAYOUTS FROM ROTH IRAS: In general, the entire payout from a Roth IRA can be free from income and penalty taxes if you have attained age 59 1/2 and meet the five year holding period.


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WITHDRAWALS: Under a qualified annuity, except a Roth IRA, the entire withdrawal will generally be includable as ordinary income and is subject to tax unless: (1) the contract is an IRA to which you made non-deductible contributions; or (2) you rolled after-tax dollars from a retirement plan into your IRA.

REQUIRED MINIMUM DISTRIBUTIONS: Retirement plans are subject to required withdrawals called required minimum distributions ("RMDs") beginning at age 70 1/2. In addition, a new tax regulation, effective for RMDs calculated in 2006 and after, may cause the RMDs for some contracts with certain death benefits and optional riders to increase. RMDs may reduce the value of certain death benefits and optional benefits. You should consult your tax advisor prior to making a purchase for an explanation of the potential tax implications to you.

WITHHOLDING FOR IRAS, ROTH IRAS AND SEPS: If you receive taxable income as a result of an annuity payout or a withdrawal, including withdrawals under the Guarantor Withdrawal Benefit for Life(SM) or the Guarantor(SM) Withdrawal Benefit rider, we may deduct withholding against the taxable income portion of the payment. Any withholding represents a prepayment of your tax due for the year. You take credit for these amounts on your annual income tax return. As long as you have provided us with a valid Social Security Number or Taxpayer Identification Number, you can elect not to have any withholding occur.

If the payment is part of an annuity payout plan, we generally compute the amount of withholding using payroll tables. You may provide us with a statement of how many exemptions to use in calculating the withholding. If the distribution is any other type of payment (such as a partial or full withdrawal) we compute withholding using 10% of the taxable portion.

The withholding requirements differ if we deliver payment outside the United States and/or you are a non-resident alien.

State withholding also may be imposed on taxable distributions.

WITHHOLDING FOR ALL OTHER QUALIFIED ANNUITIES: If you receive directly all or part of the contract value from a qualified annuity (except an IRA, Roth IRA or SEP), mandatory 20% federal income tax withholding (and possibly state income tax withholding) generally will be imposed at the time the payout is made from the plan. Any withholding represents a prepayment of your tax due for the year. You take credit for these amounts on your annual income tax return. This mandatory withholding will not be imposed if:

o instead of receiving the distribution check, you elect to have the distribution rolled over directly to an IRA or another eligible plan;

o the payout is one in a series of substantially equal periodic payouts, made at least annually, over your life or life expectancy (or the joint lives or life expectancies of you and your designated beneficiary) or over a specified period of 10 years or more;

o     the payout is a RMD as defined under the Code;

o     the payout is made on account of an eligible hardship; or

o     the payout is a corrective distribution.

Payments made to a surviving spouse instead of being directly rolled over to an IRA also may be subject to mandatory 20% income tax withholding.

PENALTIES: If you receive amounts from your qualified annuity before reaching age 59 1/2, you may have to pay a 10% IRS penalty on the amount includable in your ordinary income. However, this penalty will not apply to any amount received:

o     because of your death;

o     because you become disabled (as defined in the Code);

o if the distribution is part of a series of substantially equal periodic payments made at least annually, over your life or life expectancy (or joint lives or life expectancies of you and your beneficiary);

o if the distribution is made following severance from employment during the calendar year in which you attain age 55 (TSAs only); or

o     to pay certain medical or education expenses (IRAs only).

DEATH BENEFITS TO BENEFICIARIES: The entire death benefit generally is taxable as ordinary income to the beneficiary in the year he/she receives the payments from the qualified annuity. If you made non-deductible contributions to a traditional IRA, the portion of any distribution from the contract represents after-tax contributions is not taxable as ordinary income to your beneficiary. You are responsible for keeping all records tracking your non-deductible contributions to an IRA. Death benefits under a Roth IRA generally are not taxable as ordinary income to the beneficiary if certain distribution requirements are met.

PURCHASE PAYMENT CREDITS: These are considered earnings and are taxed accordingly when withdrawn or paid out.

SPECIAL CONSIDERATIONS IF YOU SELECT THE MAV DEATH BENEFIT, ACCUMULATION PROTECTOR BENEFIT(SM), GUARANTOR WITHDRAWAL BENEFIT FOR LIFE(SM), GUARANTOR(SM) WITHDRAWAL BENEFIT, INCOME ASSURER BENEFIT(SM): As of the date of this prospectus, we believe that charges related to these riders are not subject to current taxation. Therefore, we will not report these charges as partial withdrawals from your contract. However, the IRS may determine that these charges should be treated as partial withdrawals subject to taxation to the extent of any gain as well as the 10% tax penalty for withdrawals before the age of 59 1/2, if applicable.


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We reserve the right to report charges for these riders as partial withdrawals if we, as a withholding and reporting agent, believe that we are required to report them. In addition, we will report any benefits attributable to these riders on the death of you or the annuitant as an annuity death benefit distribution, not as proceeds from life insurance.

COLLATERAL ASSIGNMENT: You may not collaterally assign or pledge your qualified contract.

IMPORTANT: Our discussion of federal tax laws is based upon our understanding of current interpretations of these laws. Federal tax laws or current interpretations of them may change. For this reason and because tax consequences are complex and highly individual and cannot always be anticipated, you should consult a tax advisor if you have any questions about taxation of your contract.


RIVERSOURCE LIFE OF NY'S TAX STATUS: We are taxed as a life insurance company under the Code. For federal income tax purposes, the subaccounts are considered a part of our company, although their operations are treated separately in accounting and financial statements. Investment income is reinvested in the fund in which each subaccount invests and becomes part of that subaccount's value. This investment income, including realized capital gains, is not taxed to us, and therefore no charge is made against the subaccounts for federal income taxes. We reserve the right to make such a charge in the future if there is a change in the tax treatment of variable annuities.


TAX QUALIFICATION: We intend that the contract qualify as an annuity for federal income tax purposes. To that end, the provisions of the contract are to be interpreted to ensure or maintain such tax qualification, in spite of any other provisions of the contract. We reserve the right to amend the contract to reflect any clarifications that may be needed or are appropriate to maintain such qualification or to conform the contract to any applicable changes in the tax qualification requirements. We will send you a copy of any amendments.

VOTING RIGHTS

As a contract owner with investments in the subaccounts, you may vote on important fund policies until annuity payouts begin. Once they begin, the person receiving them has voting rights. We will vote fund shares according to the instructions of the person with voting rights.

Before annuity payouts begin, the number of votes you have is determined by applying your percentage interest in each subaccount to the total number of votes allowed to the subaccount.

After annuity payouts begin, the number of votes you have is equal to:

o     the reserve held in each subaccount for your contract; divided by

o     the net asset value of one share of the applicable fund.

As we make annuity payouts, the reserve for the contract decreases; therefore, the number of votes also will decrease.

We calculate votes separately for each subaccount. We will send notice of shareholders' meetings, proxy materials and a statement of the number of votes to which the voter is entitled. We will vote shares for which we have not received instructions in the same proportion as the votes for which we received instructions. We also will vote the shares for which we have voting rights in the same proportion as the votes for which we received instructions.

SUBSTITUTION OF INVESTMENTS

We may substitute the funds in which the subaccounts invest if:

o     laws or regulations change;

o     the existing funds become unavailable; or

o     in our judgment, the funds no longer are suitable for the subaccounts.

If any of these situations occur, and if we believe it is in the best interest of persons having voting rights under the contract, we have the right to substitute a fund currently listed in this prospectus (existing fund) for another fund (new fund). The new fund may have higher fees and/or operating expenses than the existing fund. Also, the new fund may have investment objectives and policies and/or investment advisers which differ from the existing fund.

We may also:

o     add new subaccounts;

o     combine any two or more subaccounts;

o     transfer assets to and from the subaccounts or the variable account; and

o     eliminate or close any subaccounts.


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70 RIVERSOURCE INNOVATIONS SELECT VARIABLE ANNUITY
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

We will notify you of any substitution or change. If we notify you that a subaccount will be eliminated or closed, you will have a certain period of time to tell us where to reallocate purchase payments or contract value currently allocated to that subaccount. If we do not receive your reallocation instructions by the due date, we automatically will reallocate to the subaccount investing in the RiverSource(SM) Variable Portfolio - Cash Management Fund. You may then transfer this reallocated amount in accordance with the transfer provisions of your contract (see "Transferring Between Accounts" above).

In the event of substitution or any of these changes, we may amend the contract and take whatever action is necessary and appropriate without your consent or approval. However, we will not make any substitution or change without the necessary approval of the SEC and state insurance departments.

ABOUT THE SERVICE PROVIDERS

PRINCIPAL UNDERWRITER


RiverSource Distributors, Inc. (RiverSource Distributors) serves as the principal underwriter for the contract. Its offices are located at 70100 Ameriprise Financial Center, Minneapolis, MN 55474. RiverSource Distributors is a wholly-owned subsidiary of Ameriprise Financial, Inc.


SALES OF THE CONTRACT


o Only securities broker-dealers ("selling firms") registered with the SEC and members of the NASD may sell the contract.

o The contracts are continuously being offered to the public through authorized selling firms. We and RiverSource Distributors have a sales agreement with the selling firm. The sales agreement authorizes the selling firm to offer the contracts to the public. We agree to pay the selling firm (or an affiliated insurance agency) for contracts its investment professionals sell. The selling firm may be required to return sales commissions under certain circumstances including but not limited to when contracts are returned under the free look period.


PAYMENTS WE MAKE TO SELLING FIRMS

o We may use compensation plans which vary by selling firm. For example, some of these plans pay selling firms a commission of up to 7.00% each time a purchase payment is made. Other plans pay selling firms a smaller commission on purchase payments, and then pay on-going commissions ("trail commissions"). We may pay trail commissions of up to 1.00% of the contract value. We do not pay or withhold payment of trail commissions based on which investment options you select.

o We may pay selling firms a temporary additional sales commission of up to 1% of purchase payments for a period of time we select. For example, we may offer to pay a temporary additional sales commission to get selling firms to market a new or enhanced contract or to increase sales during the period.

o In addition to commissions, we may, in order to promote sales of the contracts, and as permitted by applicable laws and regulation, pay or provide selling firms with other promotional incentives in cash, credit or other compensation. We generally (but may not) offer these promotional incentives to all selling firms. The terms of such arrangements differ between selling firms. These promotional incentives may include but are not limited to:

      o sponsorship of marketing, educational, due diligence and compliance meetings and conferences we or the selling firm may conduct for investment professionals, including subsidy of travel, meal, lodging, entertainment and other expenses related to these meetings;

      o marketing support related to sales of the contract including for example, the creation of marketing materials, advertising and newsletters;

      o     providing service to contract owners; and

      o funding other events sponsored by a selling firm that may encourage the selling firm's investment professionals to sell the contract.

These promotional incentives or reimbursements may be calculated as a percentage of the selling firm's aggregate, net or anticipated sales and/or total assets attributable to sales of the contract, and/or may be a fixed dollar amount. As noted below this additional compensation may cause the selling firm and its investment professionals to favor the contracts.


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RIVERSOURCE INNOVATIONS SELECT VARIABLE ANNUITY
- ISSUED BY RIVERSOURCE LIFE INSURANCE CO. OF NEW YORK - PROSPECTUS 71

SOURCES OF PAYMENTS TO SELLING FIRMS

o We pay the commissions and other compensation described above from our assets.

o     Our assets may include:

      o revenues we receive from fees and expenses we charge contract owners. These fees and expenses include Contract Owner Transaction Expenses (withdrawal charges), Annual Variable Account Expenses (mortality and expense risk fees and variable account administrative charge) and Other Annual Expenses (annual contract administrative charge and fees for optional riders) (see "Expense Summary"); and,

      o compensation we or an affiliate receive from the underlying funds in the form of distribution and services fees (see "The Variable Account and the Funds -- The Funds"); and

      o compensation we or an affiliate receive from a fund's investment adviser, subadviser, distributor or an affiliate of any of these (see "The Variable Account and the Funds -- The Funds"); and

      o revenues we receive from other contracts we sell that are not securities and other businesses we conduct.


      You do not directly pay the commissions and other compensation described above as the result of a specific charge or deduction under the contract. However, you may pay part or all of the commissions and other compensation described above indirectly through:


      o fees and expenses we collect from contract owners, including withdrawal charges; and,

      o fees and expenses charged by the underlying funds in which you invest, to the extent we or one of our affiliates receive revenue from the funds or an affiliated person.

POTENTIAL CONFLICTS OF INTEREST

Compensation Payment Arrangements with Selling Firms can potentially:

o give selling firms a heightened financial incentive to sell the contract offered in this prospectus over another investment with lower compensation to the selling firm.

o cause selling firms to encourage their investment professionals to sell you the contract offered in this prospectus instead of selling you other alternative investments that may result in lower compensation to the selling firm.

o cause selling firms to grant us access to its investment professionals to promote sales of the contract offered in this prospectus, while denying that access to other firms offering similar contracts or other alternative investments which may pay lower compensation to the selling firm.

PAYMENTS TO INVESTMENT PROFESSIONALS

o The selling firm pays its investment professionals. The selling firm decides the compensation and benefits it will pay its investment professionals.

o To inform yourself of any potential conflicts of interest, ask the investment professional before you buy, how the selling firm and its investment professional are being compensated and the amount of the compensation that each will receive if you buy the contract.

ISSUER


Effective Dec. 31, 2006, American Centurion Life Assurance Company (American Centurion Life), a stock life insurance company organized in 1969 under the laws of the state of New York, was merged into IDS Life Insurance Company of New York (IDS Life of New York), a stock life insurance company organized in 1972 under the laws of the state of New York. Upon the merger, IDS Life of New York, the surviving company, assumed legal ownership of all of the assets of American Centurion Life, including the variable account, and became directly liable for American Centurion Life's liabilities and obligations, including those with respect to the contract and the variable account. At the time of the merger, IDS Life of New York was renamed RiverSource Life of NY.

RiverSource Life of NY issues the contracts. We are located at 20 Madison Avenue Extension, Albany, NY 12203 and are a wholly-owned subsidiary of RiverSource Life Insurance Company which is a wholly-owned subsidiary of Ameriprise Financial, Inc.

We conduct a conventional life insurance business in the state of New York. Our primary products currently include fixed and variable annuity contracts and life insurance policies.



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72 RIVERSOURCE INNOVATIONS SELECT VARIABLE ANNUITY
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

LEGAL PROCEEDINGS


The SEC, the National Association of Securities Dealers and several state authorities have brought proceedings challenging several mutual fund and variable product financial practices, generally including suitability, late trading, market timing, compensation and disclosure of revenue sharing arrangements. RiverSource Life of NY has received requests for information and has been contacted by regulatory authorities concerning its practices and is cooperating fully with these inquiries.

RiverSource Life of NY is involved in other proceedings concerning matters arising in connection with the conduct of its business activities. RiverSource Life of NY believes that it is not a party to, nor are any of its properties the subject of, any pending legal, arbitration or regulatory proceedings that would have a material adverse effect on its consolidated financial condition, results of operations or liquidity. However, it is possible that the outcome of any such proceedings could have a material adverse impact on results of operations in any particular reporting period as the proceedings are resolved.

ADDITIONAL INFORMATION


AVAILABLE INFORMATION


This prospectus is part of a registration statement we file with the SEC. Additional information on RiverSource Life of NY and on this offering is available in the registration statement and other materials we file. You can obtain copies of these materials at the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You can obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. In addition to this prospectus, the SAI and information about the contract, information incorporated by reference is available on the EDGAR Database on the SEC's Internet site at (http://www.sec.gov).


INDEMNIFICATION

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (Securities Act) may be permitted to directors and officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.


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RIVERSOURCE INNOVATIONS SELECT VARIABLE ANNUITY
- ISSUED BY RIVERSOURCE LIFE INSURANCE CO. OF NEW YORK - PROSPECTUS 73

                                  APPENDICES

                  TABLE OF CONTENTS AND CROSS-REFERENCE TABLE

APPENDIX NAME                                                                               PAGE #

Appendix A: Example -- Income Assurer Benefit(SM) Rider Fee                                 p.  75

Appendix B: Example -- Withdrawal Charges                                                   p.  76

Appendix C: Example -- Death Benefits                                                       p.  79

Appendix D: Example -- Accumulation Protector Benefit(SM) Rider                             p.  80

Appendix E: Example -- Guarantor Withdrawal Benefit for Life(SM) Rider                      p.  82

Appendix F: Guarantor Withdrawal Benefit for Life(SM) Rider -- Additional RMD Disclosure    p.  84

Appendix G: Guarantor(SM) Withdrawal Benefit -- Rider A Disclosure                          p.  86

Appendix H: Example -- Guarantor(SM) Withdrawal Benefit -- Rider B Prospectus Disclosure    p.  91

Appendix I: Guarantor(SM) Withdrawal Benefit Rider -- Additional RMD Disclosure             p.  96

Appendix J: Example -- Guarantor(SM) Withdrawal Benefit Rider                               p.  97

Appendix K: Example -- Income Assurer Benefit(SM) Riders                                    p.  99

Appendix L: Condensed Financial Information (Unaudited)                                     p. 104

CROSS-REFERENCE                                                                             PAGE #
Charges -- Income Assurer Benefit(SM) Rider Fee                                             p.  32

Charges -- Withdrawal Charges                                                               p.  33

Benefits in Case of Death                                                                   p.  47

Optional Benefits -- Accumulation Protector Benefit(SM) Rider                               p.  49

Optional Benefits -- Guarantor Withdrawal Benefit for Life(SM) Rider                        p.  52

Optional Benefits -- Guarantor Withdrawal Benefit for Life(SM) Rider                        p.  52


N/A

N/A


Appendices G & H                                                                            p.  86
                                                                                            and 91

Appendices G & H                                                                            p.  86
                                                                                            and 91

Optional Benefits -- Income Assurer Benefit(SM) Riders                                      p.  61

Condensed Financial Information (Unaudited)                                                 p.  13


The purpose of these appendices is first to illustrate the operation of various contract features and riders; second, to provide additional disclosure regarding various contract features and riders; and lastly, to provide condensed financial history (unaudited) of the subaccounts.

In order to demonstrate the contract features and riders, an example may show hypothetical contract values. These contract values do not represent past or future performance. Actual contract values may be more or less than those shown and will depend on a number of factors, including but not limited to the investment experience of the subaccounts, DCA fixed account, and one-year fixed account and the fees and charges that apply to your contract.

The examples of death benefits and optional riders in appendices C through E and J through K include a partial withdrawal to illustrate the effect of a partial withdrawal on the particular benefit. These examples are intended to show how the optional riders operate, and do not take into account whether the rider is part of a qualified contract. Qualified contracts are subject to required minimum distributions at certain ages which may require you to take partial withdrawals from the contract (see "Taxes -- Qualified Annuities -- Required Minimum Distributions"). If you are considering the addition of certain death benefits and/or optional riders to a qualified contract, you should consult your tax advisor prior to making a purchase for an explanation of the potential tax implications to you.


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74 RIVERSOURCE INNOVATIONS SELECT VARIABLE ANNUITY
- ISSUED BY RIVERSOURCE LIFE INSURANCE CO. OF NEW YORK - PROSPECTUS

APPENDIX A: EXAMPLE -- INCOME ASSURER BENEFIT(SM) RIDER FEE

EXAMPLE -- INCOME ASSURER BENEFIT(SM) RIDER FEE

ASSUMPTIONS:

o You purchase the contract with a payment of $50,000 on Jan. 1, 2007 and allocate all of your payment to the protected investment options and make no transfers, add-ons or withdrawals; and

o on Jan. 1, 2008 (the first contract anniversary) your total contract value is $55,545; and

o on Jan. 1, 2009 (the second contract anniversary) your total contract value is $53,270.

WE WOULD CALCULATE THE GUARANTEED INCOME BENEFIT BASE FOR EACH INCOME ASSURER BENEFIT(SM) ON THE SECOND ANNIVERSARY AS FOLLOWS:

THE INCOME ASSURER BENEFIT(SM) - MAV GUARANTEED INCOME BENEFIT BASE IS THE GREATEST OF THE FOLLOWING VALUES:

      Purchase payments less adjusted partial withdrawals:                                                         $50,000
      Contract value on the second anniversary:                                                                    $53,270
      Maximum Anniversary Value:                                                                                   $55,545
      --------------------------------------------------------------------------------------------------------------------
      INCOME ASSURER BENEFIT(SM) - MAV GUARANTEED INCOME BENEFIT BASE                                              $55,545

THE INCOME ASSURER BENEFIT(SM) - 5% ACCUMULATION GUARANTEED INCOME BENEFIT BASE IS THE GREATEST OF THE FOLLOWING VALUES:

      Purchase payments less adjusted partial withdrawals:                                                         $50,000
      Contract value on the second anniversary:                                                                    $53,270
      5% Variable Account Floor = 1.05 x 1.05 x $50,000                                                            $55,125
      --------------------------------------------------------------------------------------------------------------------
      INCOME ASSURER BENEFIT(SM) - 5% ACCUMULATION GUARANTEED INCOME BENEFIT BASE                                  $55,125

THE INCOME ASSURER BENEFIT(SM) - GREATER OF MAV OR 5% ACCUMULATION GUARANTEED INCOME BENEFIT BASE IS THE GREATEST OF THE FOLLOWING VALUES:

      Purchase payments less adjusted partial withdrawals:                                                         $50,000
      Contract value on the second anniversary:                                                                    $53,270
      Maximum Anniversary Value:                                                                                   $55,545
      5% Variable Account Floor = 1.05 x 1.05 x $50,000                                                            $55,125
      --------------------------------------------------------------------------------------------------------------------
      INCOME ASSURER BENEFIT(SM) - GREATER OF MAV OR 5% ACCUMULATION GUARANTEED INCOME BENEFIT BASE                $55,545

THE INCOME ASSURER BENEFIT(SM) FEE DEDUCTED FROM YOUR CONTRACT VALUE WOULD BE:
INCOME ASSURER BENEFIT(SM) - MAV FEE =                                                             .30% X $55,545 = $166.64
INCOME ASSURER BENEFIT(SM) - 5% ACCUMULATION BENEFIT BASE FEE =                                    .60% X $55,125 = $330.75
INCOME ASSURER BENEFIT(SM) - GREATER OF MAV OR 5% ACCUMULATION BENEFIT BASE FEE =                  .65% X $55,545 = $361.04


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RIVERSOURCE INNOVATIONS SELECT VARIABLE ANNUITY
- ISSUED BY RIVERSOURCE LIFE INSURANCE CO. OF NEW YORK - PROSPECTUS 75

APPENDIX B: EXAMPLE -- WITHDRAWAL CHARGES

For purposes of calculating any withdrawal charge, including the examples illustrated below, we treat amounts withdrawn from your contract value in the following order:

1.    First, in each contract year, we withdraw amounts totaling:

      o up to 10% of your prior anniversary's contract value or your contract's remaining benefit payment if you elected the Guarantor(SM) Withdrawal Benefit rider and your remaining benefit payment is greater than 10% of your prior anniversary's contract value. We do not assess a withdrawal charge on this amount.

      o up to 10% of your prior anniversary's contract value or the greater of your contract's remaining benefit payment or remaining annual lifetime payment if you elected the Guarantor Withdrawal Benefit for Life(SM) rider, and the greater of your RALP and your remaining benefit payment is greater than 10% of your prior anniversary's contract value. We do not assess a withdrawal charge on this amount.

2. Next, we withdraw contract earnings, if any, that are greater than the amount described in number one above. We do not assess a withdrawal charge on contract earnings.

3. Next we withdraw purchase payments received prior to the withdrawal charge period shown in your contract. We do not assess a withdrawal charge on these purchase payments.

4. Finally, if necessary, we withdraw purchase payments received that are still within the withdrawal charge period you selected and shown in your contract. We withdraw these payments on a "first-in, first-out" (FIFO) basis. We do assess a withdrawal charge on these payments.

After withdrawing earnings in numbers one and two above, we next withdraw enough additional contract value (ACV) to meet your requested withdrawal amount. If the amount described in number one above was greater than contract earnings prior to the withdrawal, the excess (XSF) will be excluded from the purchase payments being withdrawn that were received most recently when calculating the withdrawal charge. We determine the amount of purchase payments being withdrawn (PPW) in numbers three and four above as:

          PPW = XSF + (ACV - XSF) / (CV - TFA) X (PPNPW - XSF)

If the additional contract value withdrawn is less than XSF, then PPW will equal ACV.

We determine current contract earnings (CE) by looking at the entire contract value (CV), not the earnings of any particular subaccount, the one-year fixed account or the DCA fixed account. If the contract value is less than purchase payments received and not previously withdrawn (PPNPW) then contract earnings are zero.

The examples below show how the withdrawal charge for a full and partial withdrawal is calculated for a contract with a seven-year withdrawal charge schedule. Each example illustrates the amount of the withdrawal charge for both a contract that experiences gains and a contract that experiences losses, given the same set of assumptions.


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76 RIVERSOURCE INNOVATIONS SELECT VARIABLE ANNUITY
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

FULL WITHDRAWAL CHARGE CALCULATION -- SEVEN-YEAR WITHDRAWAL CHARGE SCHEDULE:

This is an example of how we calculate the withdrawal charge for a full withdrawal on a contract with a seven-year (from the date of EACH purchase
                                                             ----
payment) withdrawal charge schedule with the following history:

ASSUMPTIONS:

o     We receive a single $50,000 purchase payment on Jan. 1, 2007; and

o     the contract anniversary date is Jan. 1 each year; and

o you withdraw the contract for its total value on June 1, 2010, which is in the fourth year after you made the single purchase payment. The withdrawal charge percentage in the fourth year after a purchase payment is 7.0%; and

o     you have made no withdrawals prior to June 1, 2010.

WE WILL LOOK AT TWO SITUATIONS, ONE WHERE THE CONTRACT HAS A GAIN AND ANOTHER WHERE THERE IS A LOSS:
-----------------------------------------------------------------------------

                                                                               CONTRACT WITH GAIN   CONTRACT WITH LOSS
                                  Contract Value at time of full withdrawal:      $ 60,000.00          $ 40,000.00
                                        Contract Value on prior anniversary:        58,000.00            42,000.00

STEP 1. First, we determine the amount of earnings available in the contract at the time of withdrawal as:

                                                     Current Contract Value:        60,000.00            40,000.00
                                less purchase payment still in the contract:        50,000.00            50,000.00
                                                                                  -----------          -----------
                           Earnings in the contact (but not less than zero):        10,000.00                 0.00

STEP 2. Next, we determine the Total Free Amount (TFA) available in the contract as the greatest of the following values:

                                                   Earnings in the contract:        10,000.00                 0.00
                              10% of the prior anniversary's Contract Value:         5,800.00             4,200.00
                                                                                  -----------          -----------
                                                                        TFA:        10,000.00             4,200.00

STEP 3. Now we can determine how much of the purchase payment is being withdrawn (PPW) as follows:

          PPW = XSF + (ACV - XSF) / (CV - TFA) X (PPNPW - XSF)

              XSF = amount by which 10% of the prior anniversary's
                    contract value exceeds earnings                                      0.00             4,200.00
              ACV = amount withdrawn in excess of earnings                          50,000.00            40,000.00
               CV = total contract value just prior to current withdrawal           60,000.00            40,000.00
              TFA = from Step 2                                                     10,000.00             4,200.00
            PPNPW = purchase payment not previously withdrawn                       50,000.00            50,000.00

STEP 4.   We then calculate the withdrawal charge as:

                                                                        PPW:        50,000.00            50,000.00
                                                                   less XSF:            (0.00)           (4,200.00)
                                                                                  -----------          -----------
                               amount of PPW subject to a withdrawal charge:        50,000.00            45,800.00
                                   multiplied by the withdrawal charge rate:            x 7.0%               x 7.0%
                                                                                  -----------          -----------
                                                          withdrawal charge:         3,500.00             3,206.00

STEP 5. The value you will receive as a result of your full withdrawal is determined as:

                                                   Contract Value withdrawn:        60,000.00            40,000.00
                                                          WITHDRAWAL CHARGE:        (3,500.00)           (3,206.00)
                            Contract charge (assessed upon full withdrawal):           (40.00)              (40.00)
                                                                                  -----------          -----------

                                               NET FULL WITHDRAWAL PROCEEDS:      $ 56,460.00          $ 36,754.00


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RIVERSOURCE INNOVATIONS SELECT VARIABLE ANNUITY
- ISSUED BY RIVERSOURCE LIFE INSURANCE CO. OF NEW YORK - PROSPECTUS 77

PARTIAL WITHDRAWAL CHARGE CALCULATION -- SEVEN-YEAR WITHDRAWAL CHARGE
SCHEDULE:

This is an example of how we calculate the withdrawal charge for a partial withdrawal on a contract with a seven-year (from the date of EACH purchase
                                                             ----
payment) withdrawal charge schedule with the following history:

ASSUMPTIONS:

o     We receive a single $50,000 purchase payment on Jan. 1, 2007; and

o     the contract anniversary date is Jan. 1 each year; and

o you request a partial withdrawal of $15,000 on June 1, 2010, which is in the fourth year after you made the single purchase payment. The withdrawal charge percentage in the fourth year after a purchase payment is 7.0%; and

o     you have made no withdrawals prior to June 1, 2010.

WE WILL LOOK AT TWO SITUATIONS, ONE WHERE THE CONTRACT HAS A GAIN AND ANOTHER WHERE THERE IS A LOSS:
------------------------------------------------------------------------------

                                                                               CONTRACT WITH GAIN   CONTRACT WITH LOSS
                               Contract Value at time of partial withdrawal:      $ 60,000.00          $ 40,000.00
                                        Contract Value on prior anniversary:        58,000.00            42,000.00

STEP 1. First, we determine the amount of earnings available in the CONTRACT at the time of withdrawal as:

                                                     Current Contract Value:        60,000.00            40,000.00
                                less purchase payment still in the contract:        50,000.00            50,000.00
                                                                                  -----------          -----------
                           Earnings in the contact (but not less than zero):        10,000.00                 0.00

STEP 2. Next, we determine the TFA available in the contract as the GREATEST of the following values:

                                                   Earnings in the contract:        10,000.00                 0.00
                              10% of the prior anniversary's Contract Value:         5,800.00             4,200.00
                                                                                  -----------          -----------
                                                                        TFA:        10,000.00             4,200.00

STEP 3. Now we can determine how much of the purchase payment and PURCHASE payment credit is being withdrawn (PPW) as:

          PPW = XSF + (ACV - XSF) / (CV - TFA) X (PPNPW - XSF)

                XSF = amount by which 10% of the prior anniversary's
                      contract value exceeds earnings                                    0.00             4,200.00
                ACV = amount withdrawn in excess of earnings                         5,376.34            16,062.31
                 CV = total contract value just prior to current withdrawal         60,000.00            40,000.00
                TFA = from Step 2                                                   10,000.00             4,200.00
              PPNPW = purchase payment not previously withdrawn                     50,000.00            50,000.00

STEP 4.   We then calculate the withdrawal charge as:

                                                                        PPW:         5,376.34            19,375.80
                                                                   less XSF:            (0.00)           (4,200.00)
                                                                                  -----------          -----------
                               amount of PPW subject to a withdrawal charge:         5,376.34            15,175.80
                                   multiplied by the withdrawal charge rate:            x 7.0%               x 7.0%
                                                                                  -----------          -----------
                                                          withdrawal charge:           376.34             1,062.31

STEP 5. The value you will receive as a result of your full withdrawal is determined as:

                                                   Contract Value withdrawn:        15,376.34            16,062.31
                                                          WITHDRAWAL CHARGE:          (376.34)           (1,062.31)
                                                                                  -----------          -----------

                                               NET FULL WITHDRAWAL PROCEEDS:      $ 15,000.00          $ 15,000.00


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78 RIVERSOURCE INNOVATIONS SELECT VARIABLE ANNUITY
- ISSUED BY RIVERSOURCE LIFE INSURANCE CO. OF NEW YORK - PROSPECTUS

APPENDIX C: EXAMPLE -- DEATH BENEFITS

EXAMPLE -- ROP DEATH BENEFIT

ASSUMPTIONS:

o     You purchase the contract with a payment of $20,000 on Jan. 1, 2007; and

o     on Jan. 1, 2008 you make an additional purchase payment of $5,000; and

o on April 1, 2008 the contract value falls to $22,000 and you take a $1,500 (including withdrawal charge) partial withdrawal; and

o     on April 1, 2009 the contract value grows to $23,000.

      WE CALCULATE THE ROP DEATH BENEFIT ON APRIL 1, 2009 AS FOLLOWS:

      1. Contract value at death:                                $ 23,000.00
                                                                 ===========
      2. Purchase payments minus adjusted partial withdrawals:
            Total purchase payments:                             $ 25,000.00
            minus adjusted partial withdrawals calculated as:
            $1,500 x $25,000                                       -1,704.54
            ---------------- =                                   -----------
                $22,000

            for a death benefit of:                              $ 23,295.45
                                                                 ===========

      THE ROP DEATH BENEFIT, CALCULATED AS THE GREATEST OF
      THESE TWO VALUES:                                                        $ 23,295.45

EXAMPLE -- MAV DEATH BENEFIT

ASSUMPTIONS:

o     You purchase the contract with a payment of $25,000 on Jan. 1, 2007; and

o on Jan. 1, 2008 (the first contract anniversary) the contract value grows to $26,000; and

o on April 1, 2008 the contract value falls to $22,000, at which point you take a $1,500 (including withdrawal charge) partial withdrawal, leaving a contract value of $20,500.

      WE CALCULATE THE MAV DEATH BENEFIT ON APRIL 1, 2008, WHICH IS BASED ON
      THE GREATER OF THREE VALUES, AS FOLLOWS:

      1. CONTRACT VALUE AT DEATH:                                                  $ 20,500.00
                                                                                   ===========
      2. PURCHASE PAYMENTS MINUS ADJUSTED PARTIAL WITHDRAWALS:

            Total purchase payments:                                               $ 25,000.00
            minus adjusted partial withdrawals, calculated as:
            $1,500 x $25,000                                                         -1,704.55
            ---------------- =                                                     -----------
                $22,000

            for a death benefit of:                                                $ 23,295.45
                                                                                   ===========

      3. THE MAV IMMEDIATELY PRECEDING THE DATE OF DEATH:

            Greatest of your contract anniversary values:                          $ 26,000.00
            plus purchase payments made since the prior anniversary:                     +0.00
            minus the death benefit adjusted partial withdrawals, calculated as:
            $1,500 x $26,000                                                         -1,772.73
            ---------------- =                                                     -----------
                $22,000

            for a death benefit of:                                                $ 24,227.27
                                                                                   ===========

      THE MAV DEATH BENEFIT, CALCULATED AS THE GREATEST OF THESE THREE VALUES,
      WHICH IS THE MAV:                                                                          $ 24,227.27
                                                                                                 -----------


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RIVERSOURCE INNOVATIONS SELECT VARIABLE ANNUITY
- ISSUED BY RIVERSOURCE LIFE INSURANCE CO. OF NEW YORK - PROSPECTUS 79

APPENDIX D: EXAMPLE -- ACCUMULATION PROTECTOR BENEFIT(SM) RIDER

AUTOMATIC STEP UP

This example shows increases in the Minimum Contract Accumulation Value (MCAV) in the second, third and seventh contract anniversaries. These increases occur because of the automatic step up feature of the rider. The automatic step up does not create contract value, guarantee the performance of any underlying fund in which a subaccount invests, or provide a benefit that can be withdrawn or paid upon death. Rather, the automatic step up is an interim calculation used to arrive at the final MCAV which determines whether a benefit will be paid under the rider on the benefit date.

ASSUMPTIONS:

o     You purchase a contract with a payment of $125,000 on Jan. 1, 2007; and

o     you make no additional purchase payments to the contract; and

o you take partial withdrawals from the contract on the fifth and eighth contract anniversaries in the amounts of $2,000 and $5,000, respectively; and

o contract values increase or decrease according to the hypothetical assumed net rate of return; and

o you do not exercise the elective step up option available under the rider; and

o     you do not change asset allocation models.

Based on these assumptions, the waiting period expires at the end of the 10th contract year. The rider then ends. On the benefit date, Jan. 1, 2017, the hypothetical assumed contract value is $108,118 and the MCAV is $136,513, so the contract value would be reset to equal the MCAV, or $136,513.

                                                             HYPOTHETICAL   HYPOTHETICAL
                   PURCHASE                  MCAV ADJUSTED      ASSUMED        ASSUMED
                  PAYMENTS &     PARTIAL        PARTIAL        NET RATE       CONTRACT
DATE                CREDITS    WITHDRAWALS     WITHDRAWAL      OF RETURN        VALUE        MCAV
Jan. 1, 2007       $125,000      $   N/A        $   N/A           N/A         $125,000     $125,000
Jan. 1, 2008              0            0              0          12.0%         140,000      125,000
Jan. 1, 2009              0            0              0          15.0%         161,000      128,800(2)
Jan. 1, 2010              0            0              0           3.0%         165,830      132,664(2)
Jan. 1, 2011              0            0              0          -8.0%         152,564      132,664
Jan. 1, 2012              0        2,000          2,046         -15.0%         127,679      130,618
Jan. 1, 2013              0            0              0          20.0%         153,215      130,618
Jan. 1, 2014              0            0              0          15.0%         176,197      140,958(2)
Jan. 1, 2015              0        5,000          4,444         -10.0%         153,577      136,513
Jan. 1, 2016              0            0              0         -20.0%         122,862      136,513
JAN. 1, 2017(1)           0            0              0         -12.0%         108,118      136,513

(1)   The APB benefit date.

(2) These values indicate where the automatic step up feature increased the MCAV.

IMPORTANT INFORMATION ABOUT THIS EXAMPLE:

o If the actual rate of return during the waiting period causes the contract value to equal or exceed the MCAV on the benefit date, no benefit is paid under this rider.

o Even if a benefit is paid under the rider on the benefit date, contract value allocated to the variable account after the benefit date continues to vary with the market and may go up or go down.


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80 RIVERSOURCE INNOVATIONS SELECT VARIABLE ANNUITY
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

ELECTIVE STEP UP

This example shows increases in the Minimum Contract Accumulation Value (MCAV) on the first, second, third and seventh contract anniversaries. These increases occur only if you exercise the elective step up option within 30 days following the contract anniversary. The contract value on the date we receive your written request to step up must be greater than the MCAV on that date. The elective step up does not create contract value, guarantee the performance of any underlying fund in which a subaccount invests, or provide a benefit that can be withdrawn or paid upon death. Rather, the elective step up is an interim calculation used to arrive at the final MCAV which determines whether a benefit will be paid under the rider on the benefit date.

ASSUMPTIONS:

o     You purchase a contract with a payment of $125,000 on Jan. 1, 2007; and

o     you make no additional purchase payments to the contract; and

o you take partial withdrawals from the contract on the fifth, eighth and thirteenth contract anniversaries in the amounts of $2,000, $5,000 and $7,500, respectively; and

o contract values increase or decrease according to the hypothetical assumed net rate of return; and,

o the elective step up is exercised on the first, second, third and seventh contract anniversaries; and

o     you do not change model portfolios.

Based on these assumptions, the 10 year waiting period restarts each time you exercise the elective step up option (on the first, second, third and seventh contract anniversaries in this example). The waiting period expires at the end of the 10th contract year following the last exercise (Jan. 1, 2014 in this example) of the elective step up option. When the waiting period expires, the rider ends. On the benefit date, Jan. 1, 2024, the hypothetical assumed contract values is $99,198 and the MCAV is $160,117, so the contract value would be reset to equal the MCAV, or $160,117.

                     YEARS                                      MCAV      HYPOTHETICAL   HYPOTHETICAL
                  REMAINING IN    PURCHASE                    ADJUSTED       ASSUMED        ASSUMED
                  THE WAITING    PAYMENTS &     PARTIAL        PARTIAL      NET RATE       CONTRACT
DATE                 PERIOD        CREDITS    WITHDRAWALS    WITHDRAWAL    OF RETURN         VALUE        MCAV
Jan. 1, 2007          10          $125,000      $   N/A      $    N/A          N/A         $125,000     $ 125,000
Jan. 1, 2008          10(2)              0            0             0         12.0%         140,000       140,000(3)
Jan. 1, 2009          10(2)              0            0             0         15.0%         161,000       161,000(3)
Jan. 1, 2010          10(2)              0            0             0          3.0%         165,830       165,830(3)
Jan. 1, 2011           9                 0            0             0         -8.0%         152,564       165,830
Jan. 1, 2012           8                 0        2,000         2,558        -15.0%         127,679       163,272
Jan. 1, 2013           7                 0            0             0         20.0%         153,215       163,272
Jan. 1, 2014          10(2)              0            0             0         15.0%         176,197       176,197(3)
Jan. 1, 2015           9                 0        5,000         5,556        -10.0%         153,577       170,642
Jan. 1, 2016           8                 0            0             0        -20.0%         122,862       170,642
Jan. 1, 2017           7                 0            0             0        -12.0%         108,118       170,642
Jan. 1, 2018           6                 0            0             0          3.0%         111,362       170,642
Jan. 1, 2019           5                 0            0             0          4.0%         115,817       170,642
Jan. 1, 2020           4                 0        7,500        10,524          5.0%         114,107       160,117
Jan. 1, 2021           3                 0            0             0          6.0%         120,954       160,117
Jan. 1, 2022           2                 0            0             0         -5.0%         114,906       160,117
Jan. 1, 2023           1                 0            0             0        -11.0%         102,266       160,117
JAN. 1, 2024(1)        0                 0            0             0         -3.0%          99,198       160,117

(1)   The APB benefit date.

(2)   The waiting period restarts when the elective step up is exercised.

(3) These values indicate when the elective step up feature increased the MCAV.

IMPORTANT INFORMATION ABOUT THIS EXAMPLE:

o If the actual rate of return during the waiting period causes the contract value to equal or exceed the MCAV on the benefit date, no benefit is paid under this rider.

o Exercising the elective step up provision may result in an increase in the charge that you pay for this rider.

o Even if a benefit is paid under the rider on the benefit date, contract value allocated to the variable account after the benefit date continues to vary with the market and may go up or go down.


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RIVERSOURCE INNOVATIONS SELECT VARIABLE ANNUITY
- ISSUED BY RIVERSOURCE LIFE INSURANCE CO. OF NEW YORK - PROSPECTUS 81

APPENDIX E: EXAMPLE -- GUARANTOR WITHDRAWAL BENEFIT FOR LIFE(SM) RIDER

EXAMPLE #1: COVERED PERSON HAS NOT REACHED AGE 68 AT THE TIME THE CONTRACT AND RIDER ARE PURCHASED.

ASSUMPTIONS:

o     You purchase the contract on Jan. 1, 2007 with a payment of $100,000.

o You are the sole owner and also the annuitant. Your birthday is 10/1/1945.

o     You make no additional payments to the contract.

o You take partial withdrawals equal to the RBP on 6/1/2007, 6/1/2008, and 6/1/2015. You take a partial withdrawal equal to the RALP on 6/1/2014. You take a partial withdrawal greater than the RBP on 6/1/2016.

o Automatic annual step-ups are applied each anniversary when available, where the contract value is greater than the RBA and/or 6% of the contract value is greater than the ALP. Applied annual step-ups are indicated in BOLD.

                                           HYPOTHETICAL
                                             ASSUMED               BASIC WITHDRAWAL BENEFIT           LIFETIME WITHDRAWAL BENEFIT
                  PURCHASE     PARTIAL       CONTRACT     -----------------------------------------   ---------------------------
DATE              PAYMENTS   WITHDRAWALS      VALUE          GBA         RBA        GBP       RBP          ALP           RALP
1/1/2007          $100,000     $   N/A       $100,000     $ 100,000    $100,000    $7,000   $ 7,000      $    N/A      $   N/A
6/1/2007                 0       7,000         92,000       100,000      93,000     7,000         0           N/A          N/A
1/1/2008                 0           0         91,000       100,000      93,000     7,000     7,000           N/A          N/A
6/1/2008                 0       7,000         83,000       100,000      86,000     7,000         0           N/A          N/A
1/1/2009                 0           0         81,000       100,000      86,000     7,000     7,000           N/A          N/A
1/1/2014                 0           0         75,000       100,000      86,000     7,000     7,000         5,160(1)     5,160(1)
6/1/2014                 0       5,160         70,000       100,000      80,840     7,000     1,840         5,160            0
1/1/2015                 0           0         69,000       100,000      80,840     7,000     7,000         5,160        5,160
6/1/2015                 0       7,000         62,000       100,000      73,840     7,000         0         3,720(2)         0
1/1/2016                 0           0         70,000       100,000      73,840     7,000     7,000         4,200        4,200
6/1/2016                 0      10,000         51,000        51,000(3)   51,000(3)  3,570         0         3,060(3)         0
1/1/2017                 0           0         55,000        55,000      55,000     3,850     3,850         3,300        3,300

At this point, assuming no additional activity (step ups, excess withdrawals, purchase payments, spousal continuation or contract ownership change), you can continue to withdraw up to either the GBP of $3,850 each year until the RBA is reduced to zero, or the ALP of $3,300 each year until the later of your death or the RBA is reduced to zero.

(1) The ALP and RALP are established on the contract anniversary date following the date the covered person reaches age 68.

(2) The $7,000 withdrawal is greater than the $5,160 RALP allowed under the lifetime withdrawal benefit and therefore the excess withdrawal processing is applied to the ALP, resetting the ALP to the lesser of the prior ALP or 6% of the contract value following the withdrawal.

(3) The $10,000 withdrawal is greater than both the $7,000 RBP allowed under the basic withdrawal benefit and the $4,200 RALP allowed under the lifetime withdrawal benefit and therefore the excess withdrawal processing is applied to the GBA, RBA, and ALP. The GBA is reset to the lesser of the prior GBA or the contract value following the withdrawal.
      The RBA is reset to the lesser of the prior RBA less the withdrawal or the contract value following the withdrawal. The ALP is reset to the lesser of the prior ALP or 6% of the contract value following the withdrawal.


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82 RIVERSOURCE INNOVATIONS SELECT VARIABLE ANNUITY
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

EXAMPLE #2: COVERED PERSON HAS REACHED 68 AT THE TIME THE CONTRACT AND RIDER ARE PURCHASED.

ASSUMPTIONS:

o     You purchase the contract on Jan. 1, 2007 with a payment of $100,000.

o You are the sole owner and also the annuitant. Your birthday is 10/1/1935.

o     You make no additional payments to the contract.

o You take a partial withdrawal equal to the RALP on 6/1/2010. You take a partial withdrawal equal to the RBP on 6/1/2011. You take a partial withdrawal greater than the RBP on 6/1/2012.

o Automatic annual step-ups are applied each anniversary when available, where the contract value is greater than the RBA and/or 6% of the contract value is greater than the ALP. Applied annual step-ups are indicated in BOLD.

                                           HYPOTHETICAL
                                             ASSUMED              BASIC WITHDRAWAL BENEFIT             LIFETIME WITHDRAWAL BENEFIT
                  PURCHASE     PARTIAL       CONTRACT     -----------------------------------------    ---------------------------
DATE              PAYMENTS   WITHDRAWALS      VALUE          GBA         RBA         GBP        RBP         ALP        RALP
1/1/2007          $100,000     $   N/A       $100,000     $ 100,000    $100,000    $7,000   $ 7,000       $6,000      $6,000
1/1/2008                 0           0        105,000       105,000     105,000     7,350     7,000(1)     6,300       6,000(1)
1/1/2009                 0           0        110,000       110,000     110,000     7,700     7,000(1)     6,600       6,000(1)
1/1/2010                 0           0        110,000       110,000     110,000     7,700     7,700(2)     6,600       6,600(2)
6/1/2010                 0       6,600        110,000       110,000     103,400     7,700     1,100        6,600           0
1/1/2011                 0           0        115,000       115,000     115,000     8,050     8,050        6,900       6,900
6/1/2011                 0       8,050        116,000       115,000     106,950     8,050         0        6,900(3)        0
1/1/2012                 0           0        120,000       120,000     120,000     8,400     8,400        7,200       7,200
6/1/2012                 0      10,000        122,000       120,000(4)  110,000(4)  8,400         0        7,200(4)        0
1/1/2013                 0           0        125,000       125,000     125,000     8,750     8,750        7,500       7,500

At this point, assuming no additional activity (step ups, excess withdrawals, purchase payments, spousal continuation or contract ownership change), you can continue to withdraw up to either the GBP of $8,750 each year until the RBA is reduced to zero, or the ALP of $7,500 each year until the later of your death or the RBA is reduced to zero.

(1) The annual step-up has not been applied to the RBP or RALP because any withdrawal after step up during the waiting period would reverse any prior step ups prior to determining if the withdrawal is excess.
      Therefore, during the waiting period, the RBP is the amount you can withdraw without incurring the GBA and RBA excess withdrawal processing, and the RALP is the amount you can withdraw without incurring the ALP excess withdrawal processing.

(2) On the third anniversary (after the end of the waiting period), the RBP and RALP are set equal to the GBP and ALP, respectively.

(3) The $8,050 withdrawal is greater than the $6,900 RALP allowed under the lifetime withdrawal benefit and therefore the excess withdrawal processing is applied to the ALP, resetting the ALP to the lesser of the prior ALP or 6% of the contract value following the withdrawal.

(4) The $10,000 withdrawal is greater than both the $8,400 RBP allowed under the basic withdrawal benefit and the $7,200 RALP allowed under the lifetime withdrawal benefit and therefore the excess withdrawal processing is applied to the GBA, RBA, and ALP. The GBA is reset to the lesser of the prior GBA or the contract value following the withdrawal.
      The RBA is reset to the lesser of the prior RBA less the withdrawal or the contract value following the withdrawal. The ALP is reset to the lesser of the prior ALP or 6% of the contract value following the withdrawal.


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RIVERSOURCE INNOVATIONS SELECT VARIABLE ANNUITY
- ISSUED BY RIVERSOURCE LIFE INSURANCE CO. OF NEW YORK - PROSPECTUS 83

APPENDIX F: GUARANTOR WITHDRAWAL BENEFIT FOR LIFE(SM) RIDER -- ADDITIONAL RMD DISCLOSURE

This appendix describes our current administrative practice for determining the amount of withdrawals in any contract year which an owner may take under the Guarantor Withdrawal Benefit for Life(SM) rider to satisfy the RMD rules under 401(a)(9) of the Code without application of the excess withdrawal procedures described in the rider. We reserve the right to discontinue this administrative practice at any time upon 30 days' written notice to you.

For owners subject to RMD rules under Section 401(a)(9) amounts you withdraw to satisfy these rules will not prompt excess withdrawal processing, subject to the following rules:

(1) If on the date we calculated your Annual Life Expectancy Required Minimum Distribution Amount (ALERMDA), it is greater than the RBP from the beginning of the current contract year,

      o Basic Additional Benefit Amount (BABA) will be set equal to that portion of your ALERMDA that exceeds the RBP from the beginning of the current contract year.

      o Any withdrawals taken in a contract year will count first against and reduce the RBP for that contract year.

      o Once the RBP for the current contract year has been depleted, any additional amounts withdrawn will count against and reduce the BABA. These withdrawals will not be considered excess withdrawals with regard to the GBA and RBA as long as they do not exceed the remaining BABA.

      o Once the BABA has been depleted, any additional withdrawal amounts will be considered excess withdrawals with regard to the GBA and RBA and will subject them all to the excess withdrawal processing described in the Guarantor Withdrawal Benefit for Life(SM) rider.

(2) If on the date we calculated your ALERMDA, it is greater than the RALP from the beginning of the current Contract Year,

      o A Lifetime Additional Benefit Amount (LABA) will be set equal to that portion of your ALERMDA that exceeds the RALP from the beginning of the current contract year.

      o Any withdrawals taken in a contract year will count first against and reduce the RALP for that contract year.

      o Once the RALP for the current contract year has been depleted, any additional amounts withdrawn will count against and reduce the LABA. These withdrawals will not be considered excess withdrawals with regard to the ALP as long as they do not exceed the remaining LABA.

      o Once the LABA has been depleted, any additional withdrawal amounts will be considered excess withdrawals with regard to the ALP and will subject the ALP to the excess withdrawal processing described by the Guarantor Withdrawal Benefit for Life(SM) rider.

(3) If the ALP is established on a policy anniversary where your current ALERMDA is greater than the new RALP,

      o An initial LABA will be set equal to that portion of your ALERMDA that exceeds the new RALP.

      o This new LABA will be immediately reduced by the amount that total withdrawals in the current calendar year exceed the new RALP, but shall not be reduced to less than zero.

The Annual Life Expectancy Required Minimum Distribution Amount (ALERMDA) is:

(1)   determined by us each calendar year;

(2) based solely on the value of the contract to which the Guarantor(SM) Withdrawal Benefit for Life(SM) rider is attached as of the date we make the determination; and

(3) based on the company's understanding and interpretation of the requirements for life expectancy distributions intended to satisfy the required minimum distribution rules under Code Section 401(a)(9) and the Treasury Regulations promulgated thereunder, as applicable on the effective date of this prospectus, to:

            1.  an individual retirement annuity (Section 408(b));

            2.  a Roth individual retirement account (Section 408A);

            3.  a Simplified Employee Pension plan (Section 408(k));

            4.  a tax-sheltered annuity rollover (Section 403(b)).


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84 RIVERSOURCE INNOVATIONS SELECT VARIABLE ANNUITY
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

In the future, the requirements under the Code for such distributions may change and the life expectancy amount calculation provided under your Guarantor Withdrawal Benefit for Life(SM) rider may not be sufficient to satisfy the requirements under the Code for these types of distributions. In such a situation, amounts withdrawn to satisfy such distribution requirements will exceed your available RBP or RALP amount and may result in the reduction of your GBA, RBA, and/or ALP as described under the excess withdrawal provision of the rider.

In cases where the Code does not allow the life expectancy of a natural person to be used to calculate the required minimum distribution amount (e.g., ownership by a trust or a charity), we will calculate the life expectancy RMD amount calculated by us as zero in all years. The life expectancy required minimum distribution amount calculated by us will also equal zero in all years.


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RIVERSOURCE INNOVATIONS SELECT VARIABLE ANNUITY
- ISSUED BY RIVERSOURCE LIFE INSURANCE CO. OF NEW YORK - PROSPECTUS 85

APPENDIX G: GUARANTOR(SM) WITHDRAWAL BENEFIT - RIDER A DISCLOSURE

GUARANTOR(SM) WITHDRAWAL BENEFIT RIDER

The Guarantor(SM) Withdrawal Benefit rider is an optional benefit that you may select for an additional annual charge if:

o you purchase your contract on or after June 20, 2005 and prior to June 19, 2006(1); and

o you and the annuitant are 79 or younger on the date the contract is issued.

You must elect the Guarantor(SM) Withdrawal Benefit rider when you purchase your contract (original rider). This benefit may not be available in your state.
The original rider you receive at contract issue offers an elective annual step-up and any withdrawal after a step up during the first three years is considered an excess withdrawal, as described below. The rider effective date of the original rider is the contract issue date.

We will offer you the option of replacing the original rider with a new Guarantor(SM) Withdrawal Benefit (enhanced rider), if available in your state. The enhanced rider offers an automatic annual step-up and a withdrawal after a step up during the first three years is not necessarily an excess withdrawal, as described below. The effective date of the enhanced rider will be the contract issue date except for the automatic step-up which will apply to contract anniversaries that occur after you accept the enhanced rider. The descriptions below apply to both the original and enhanced riders unless otherwise noted.

The Guarantor(SM) Withdrawal Benefit initially provides a guaranteed minimum withdrawal benefit that gives you the right to take limited partial withdrawals in each contract year that over time will total an amount equal to your purchase payments plus any purchase payment credits. Certain withdrawals and step ups, as described below, can cause the initial guaranteed withdrawal benefit to change. The guarantee remains in effect if your partial withdrawals in a contract year do not exceed the allowed amount. As long as your withdrawals in each contract year do not exceed the allowed amount, you will not be assessed a withdrawal charge. Under the original rider, the allowed amount is the Guaranteed Benefit Payment (GBP - the amount you may withdraw under the terms of the rider in each contract year, subject to certain restrictions prior to the third contract anniversary, as described below). Under the enhanced rider, the allowed amount is equal to 7% of purchase payments and purchase payment credits for the first three years, and the GBP in all other years.

If you withdraw an amount greater than the allowed amount in a contract year, we call this an "excess withdrawal" under the rider. If you make an excess withdrawal under the rider:

o withdrawal charges, if applicable, will apply only to the amount of the withdrawal that exceeds the allowed amount;

o     the guaranteed benefit amount will be adjusted as described below; and

o     the remaining benefit amount will be adjusted as described below.

For a partial withdrawal that is subject to a withdrawal charge, the amount we actually deduct from your contract value will be the amount you request plus any applicable withdrawal charge (see "Charges --Withdrawal Charge"). We pay you the amount you request. Upon full withdrawal of the contract, you will receive the remaining contract value less any applicable charges (see "Withdrawals").

Once elected, the Guarantor(SM) Withdrawal Benefit rider may not be cancelled and the fee will continue to be deducted until the contract is terminated, the contract value reduces to zero (described below) or annuity payouts begin. If you select the Guarantor(SM) Withdrawal Benefit rider, you may not select an Income Assurer Benefit(SM) rider or the Accumulation Protector Benefit(SM) rider. If you exercise the annual step up election (see "Elective Step Up" and "Annual Step Up" below), the special spousal continuation step up election (see "Spousal Continuation and Special Spousal Continuation Step Up" below) or change your Portfolio Navigator model portfolio, the rider charge may change (see "Charges").

(1) In previous disclosure we have referred to this rider as Rider A. This rider is no longer available for purchase. See Guarantor Withdrawal Benefit for Life section in this prospectus for information about the currently offered version of this benefit. See the rider attached to your contract for the actual terms of the benefit you purchased.

You should consider whether the Guarantor(SM) Withdrawal Benefit is appropriate for you because:

o USE OF PORTFOLIO NAVIGATOR ASSET ALLOCATION PROGRAM REQUIRED: You must participate in the asset allocation program (see "Making the Most of Your Contract -- Asset Allocation Program"), however, you may elect to participate in the Portfolio Navigator program after June 19, 2006. The Portfolio Navigator program and the asset allocation program limit your choice of subaccounts and the one-year fixed account to those that are in the model portfolio you select. This means you will not be able to allocate contract value to all of the subaccounts or the one-year fixed account that are available under the contract to contract owners who do not elect this rider. (See "Making the Most of Your Contract -- Asset Allocation Program and Portfolio Navigator Asset Allocation Program.");

o TAX CONSIDERATIONS FOR NON-QUALIFIED ANNUITIES: Withdrawals before age 59 1/2 may incur a 10% IRS early withdrawal penalty and may be considered taxable income;


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o     TAX CONSIDERATIONS FOR QUALIFIED ANNUITIES: Qualified annuities have minimum distribution rules that govern the timing and amount of distributions from the annuity contract (see "Taxes -- Qualified Annuities -- Required Minimum Distributions"). If you have a qualified annuity, you may need to take an RMD. If you make a withdrawal in any contract year to satisfy an RMD, this may constitute an excess withdrawal, as defined below, and the excess withdrawal procedures described below will apply. Under the terms of the enhanced rider, we allow you to satisfy the RMD based on the life expectancy RMD for your contract and the requirements of the Code and regulations in effect when you purchase your contract, without the withdrawal being treated as an excess withdrawal. It is our current administrative practice to make the same accommodation under the original rider, however, we reserve the right to discontinue our administrative practice and will give you 30 days' written notice of any such change. See Appendix I for additional information. You should consult your tax advisor before you select this optional rider if you have any questions about the use of this rider in your tax situation;

o LIMITATIONS ON TSAS: Your right to take withdrawals is restricted if your contract is a TSA (see "TSA -- Special Withdrawal Provisions"). Therefore, the Guarantor(SM) Withdrawal Benefit rider may be of limited value to you. You should consult your tax advisor before you select this optional rider if you have any questions about the use of this rider in your tax situation;

o LIMITATIONS ON PURCHASE PAYMENTS: We limit the cumulative amount of additional purchase payments to $100,000.

o INTERACTION WITH THE TOTAL FREE AMOUNT (TFA) CONTRACT PROVISION: The TFA is the amount you are allowed to withdraw in each contract year without incurring a withdrawal charge (see "Charges -- Withdrawal Charge"). The TFA may be greater than GBP under this rider. Any amount you withdraw in a contract year under the contract's TFA provision that exceeds the GBP is subject to the excess withdrawal procedures for the GBA and RBA described below.

THE TERMS "GUARANTEED BENEFIT AMOUNT" AND "REMAINING BENEFIT AMOUNT" ARE DESCRIBED BELOW. EACH IS USED IN THE OPERATION OF THE GBP, THE RBP, THE ELECTIVE STEP UP, THE ANNUAL STEP UP, THE SPECIAL SPOUSAL CONTINUATION STEP UP AND THE GUARANTOR(SM) WITHDRAWAL BENEFIT ANNUITY PAYOUT OPTION.

GUARANTEED BENEFIT AMOUNT

The Guaranteed Benefit Amount (GBA) is equal to the initial purchase payment, plus any purchase payment credits, adjusted for subsequent purchase payments, any purchase payment credits, partial withdrawals in excess of the GBP, and step ups. The maximum GBA is $5,000,000.

The GBA is determined at the following times:

o At contract issue -- the GBA is equal to the initial purchase payment, plus any purchase payment credit;

o When you make additional purchase payments -- each additional purchase payment plus any purchase payment credit has its own GBA equal to the amount of the purchase payment plus any purchase payment credit. The total GBA when an additional purchase payment and purchase payment credit are added is the sum of the individual GBAs immediately prior to the receipt of the additional purchase payment, plus the GBA associated with the additional purchase payment;

o At step up -- (see "Elective Step Up" and "Annual Step Up" headings below).

o     When you make a partial withdrawal:

      a) and all of your withdrawals in the current contract year, including the current withdrawal, are less than or equal to the GBP -- the GBA remains unchanged. Note that if the partial withdrawal is taken during the first three years, the GBA and the GBP are calculated after the reversal of any prior step ups;

      b) and all of your withdrawals in the current contract year, including the current withdrawal, are greater than the GBP -- THE FOLLOWING EXCESS WITHDRAWAL PROCEDURE WILL BE APPLIED TO THE GBA. Note that if the partial withdrawal is taken during the first three years, the GBA and the GBP are calculated after the reversal of any prior step ups;

      c) under the original rider in a contract year after a step up but before the third contract anniversary -- THE FOLLOWING EXCESS WITHDRAWAL PROCEDURE WILL BE APPLIED TO THE GBA. Note that if the partial withdrawal is taken during the first three years, the GBA and the GBP are calculated after the reversal of any prior step ups;

GBA EXCESS WITHDRAWAL PROCEDURE

The total GBA will automatically be reset to the lesser of (a) the total GBA immediately prior to the withdrawal; or (b) the contract value immediately following the withdrawal. If there have been multiple purchase payments, each payment's GBA after the withdrawal will be reset to equal that payment's RBA after the withdrawal plus (a) times (b), where:

(a) is the ratio of the total GBA after the withdrawal less the total RBA after the withdrawal to the total GBA before the withdrawal less the total RBA after the withdrawal; and

(b) is each payment's GBA before the withdrawal less that payment's RBA after the withdrawal.


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REMAINING BENEFIT AMOUNT

The remaining benefit amount (RBA) at any point is the total guaranteed amount available for future partial withdrawals. The maximum RBA is $5,000,000.

The RBA is determined at the following times:

o At contract issue -- the RBA is equal to the initial purchase payment plus any purchase payment credit;

o When you make additional purchase payments -- each additional purchase payment plus any purchase payment credit has its own RBA equal to the amount of the purchase payment plus any purchase payment credit. The total RBA when an additional purchase payment and purchase payment credit are added is the sum of the individual RBAs immediately prior to the receipt of the additional purchase payment, plus the RBA associated with the additional payment;

o At step up -- (see "Elective Step Up" and "Annual Step Up" headings below).

o     When you make a partial withdrawal:

      a) and all of your withdrawals in the current contract year, including the current withdrawal, are less than or equal to the GBP -- the RBA becomes the RBA immediately prior to the partial withdrawal, less the partial withdrawal. Note that if the partial withdrawal is taken during the first three years, the RBA and the GBP are calculated after the reversal of any prior step ups;

      b) and all of your withdrawals in the current contract year, including the current withdrawal, are greater than the GBP -- THE FOLLOWING EXCESS WITHDRAWAL PROCEDURE WILL BE APPLIED TO THE RBA. Note that if the partial withdrawal is taken during the first three years, the RBA and the GBP are calculated after the reversal of any prior step ups;

      c) under the original rider after a step up but before the third contract anniversary -- THE FOLLOWING EXCESS WITHDRAWAL PROCEDURE WILL BE APPLIED TO THE RBA. Note that if the partial withdrawal is taken during the first three years, the RBA and the GBP are calculated after the reversal of any prior step ups;

RBA EXCESS WITHDRAWAL PROCEDURE

The RBA will automatically be reset to the lesser of (a) the contract value immediately following the withdrawal, or (b) the RBA immediately prior to the withdrawal, less the amount of the withdrawal.

If there have been multiple purchase payments, any reduction of the RBA will be taken out of each payment's RBA in the following manner:

The withdrawal amount up to the remaining benefit payment (defined below) is taken out of each RBA bucket in proportion to its remaining benefit payment at the time of the withdrawal; and the withdrawal amount above the remaining benefit payment and any amount determined by the excess withdrawal procedure are taken out of each RBA bucket in proportion to its RBA at the time of the withdrawal.

GUARANTEED BENEFIT PAYMENT

Under the original rider, the GBP is the amount you may withdraw under the terms of the rider in each contract year, subject to certain restrictions prior to the third anniversary (see "Elective Step Up" above). The GBP is equal to 7% of the GBA.

Under the enhanced rider, the GBP is the withdrawal amount that you are entitled to take each contract year after the third anniversary until the RBA is depleted. The GBP is the lesser of (a) 7% of the GBA; or (b) the RBA.

Under both the original and enhanced riders, if you withdraw less than the GBP in a contract year, there is no carry over to the next contract year.

REMAINING BENEFIT PAYMENT

Under the original rider, at the beginning of each contract year, the remaining benefit payment (RBP) is set as the lesser of (a) the GBP, or (b) the RBA.

Under the enhanced rider, at the beginning of each contract year, during the first three years and prior to any withdrawal, the RBP for each purchase payment is set equal to that purchase payment plus any purchase payment credit, multiplied by 7%. At the beginning of any other contract year, each individual RBP is set equal to each individual GBP.

Each additional purchase payment has its own RBP established equal to that payment's GBP. The total RBP is equal to the sum of the individual RBPs.

Whenever a partial withdrawal is made, the RBP equals the RBP immediately prior to the partial withdrawal less the amount of the partial withdrawal, but not less than zero.


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ELECTIVE STEP UP (UNDER THE ORIGINAL RIDER ONLY)

You have the option to increase the RBA, the GBA, the GBP and the RBP beginning with the first contract anniversary. An annual elective step up option is available for 30 days after the contract anniversary. The elective step up option allows you to step up the remaining benefit amount and guaranteed benefit amount to the contract value on the valuation date we receive your written request to step up.

The elective step up is subject to the following rules:

o If you do not take any withdrawals during the first three contract years, you may step up annually beginning with the first contract anniversary;

o If you take any withdrawals during the first three contract years, the annual elective step up will not be available until the third contract anniversary;

o If you step up on the first or second contract anniversary but then take a withdrawal prior to the third contract anniversary, you will lose any prior step ups and the withdrawal will be considered an excess withdrawal subject to the GBA and RBA excess withdrawal procedures discussed under the "Guaranteed Benefit Amount" and "Remaining Benefit Amount" headings above; and

o You may take withdrawals on or after the third contract anniversary without reversal of previous step ups.

You may only step up if your contract value on the valuation date we receive your written request to step up is greater than the RBA. The elective step up will be determined as follows:

o The effective date of the elective step up is the valuation date we receive your written request to step up.

o The RBA will be increased to an amount equal to the contract value on the valuation date we receive your written request to step up.

o The GBA will be increased to an amount equal to the greater of (a) the GBA immediately prior to the elective step up; or (b) the contract value on the valuation date we receive your written request to step up.

o The GBP will be increased to an amount equal to the greater of (a) the GBP immediately prior to the elective step up; or (b) 7% of the GBA after the elective step up.

o The RBP will be increased to the lesser of (a) the RBA after the elective step up; or (b) the GBP after the elective step up less any withdrawals made during that contract year.

You may elect a step up only once each contract year within 30 days after the contract anniversary. Once a step up has been elected, another step up may not be elected until the next contract anniversary.

ANNUAL STEP UP (UNDER THE ENHANCED RIDER ONLY)

Beginning with the first contract anniversary after you accept the enhanced rider, an increase of the RBA, the GBA, the GBP and the RBP may be available. A step up does not create contract value, guarantee performance of any investment options, or provide a benefit that can be withdrawn or paid upon death. Rather, a step up determines the current values of the GBA, RBA, GBP, and RBP, and may extend the payment period or increase allowable payment.

The annual step up is subject to the following rules:

o The annual step up is available when the RBA would increase on the step up date. The applicable step up date depends on whether the annual step up is applied on an automatic or elective basis.

o If the application of the step does not increase the rider charge, the annual step up will be automatically applied to your contract and the step up date is the contract anniversary date.

o If the application of the step up would increase the rider charge, the annual step up is not automatically applied. Instead, you have the option to step up for 30 days after the contract anniversary. If you exercise the elective annual step up option, you will pay the rider charge in effect on the step up date. If you wish to exercise the elective annual step up option, we must receive a request from you or your investment professional. The step up date is the date we receive your request to step up. If your request is received after the close of business, the step up date will be the next valuation day.

o     Only one step up is allowed each contract year.

o If you take any withdrawals during the first three contract years, any previously applied step ups will be reversed and the annual step up will not be available until the third contract anniversary;

o You may take withdrawals on or after the third contract anniversary without reversal of previous step ups.



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The annual step up will be determined as follows:

o The RBA will be increased to an amount equal to the contract value on the step up date.

o The GBA will be increased to an amount equal to the greater of (a) the GBA immediately prior to the annual step up; or (b) the contract value on the step up date.

o The GBP will be calculated as described earlier, but based on the increased GBA and RBA.

o     The RBP will be reset as follows:

      (a) Prior to any withdrawals during the first three years, the RBP will not be affected by the step up.

      (b) At any other time, the RBP will be reset as the increased GBP less all prior withdrawals made during the current contract year, but never less than zero.

SPOUSAL CONTINUATION AND SPECIAL SPOUSAL CONTINUATION STEP UP

If a surviving spouse elects to continue the contract, this rider also continues. The spousal continuation step up is in addition to the elective step up or the annual step up.

A surviving spouse may elect a spousal continuation step up by written request within 30 days following the spouse's election to continue the contract. This step up may be made even if withdrawals have been taken under the contract during the first three years. Under this step up, the RBA will be reset to the greater of the RBA or the contract value on the valuation date we receive the spouse's written request to step up; the GBA will be reset to the greater of the GBA or the contract value on the same valuation date.

If a spousal continuation step up is elected and we have increased the charge for the rider for new contract owners, the spouse will pay the charge that is in effect on the valuation date we receive the written request to step up.

GUARANTOR(SM) WITHDRAWAL BENEFIT ANNUITY PAYOUT OPTION

Several annuity payout plans are available under the contract. In addition to these annuity payout plans, a fixed annuity payout option is available under the Guarantor(SM) Withdrawal Benefit.

Under this option the amount payable each year will be equal to the future schedule of GBPs, but the total amount paid over the life of the annuity will not exceed the current total RBA at the time you begin this fixed annuity option. These annualized amounts will be paid in the frequency that you elect. The frequencies will be among those offered by us at that time but will be no less frequent than annually. If, at the death of the owner, total payments have been made for less than the RBA, the remaining payments will be paid to the beneficiary (see "The Annuity Payout Period" and "Taxes").

This annuity payout option may also be elected by the beneficiary of a contract as a settlement option. Whenever multiple beneficiaries are designated under the contract, each such beneficiary's share of the proceeds if they elect this option will be in proportion to their applicable designated beneficiary percentage. Beneficiaries of nonqualified contracts may elect this settlement option subject to the distribution requirements of the contract. We reserve the right to adjust the future schedule of GBPs if necessary to comply with the Code.

IF CONTRACT VALUE REDUCES TO ZERO

If the contract value reduces to zero and the RBA remains greater than zero, the following will occur:

o     you will be paid according to the annuity payout option described above;

o     we will no longer accept additional purchase payments;

o     you will no longer be charged for the rider;

o     any attached death benefit riders will terminate; and

o the death benefit becomes the remaining payments under the annuity payout option described above.

If the contract value falls to zero and the RBA is depleted, the Guarantor(SM) Withdrawal Benefit rider and the contract will terminate. For an example, see Appendix J.


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APPENDIX H: GUARANTOR(SM) WITHDRAWAL BENEFIT -- RIDER B DISCLOSURE

GUARANTOR(SM) WITHDRAWAL BENEFIT RIDER

The Guarantor(SM) Withdrawal Benefit rider is an optional benefit that was offered for an additional annual charge if:

o you purchased your contract on or after Nov. 4, 2004 and prior to June 20, 2005(1);

o you and the annuitant were 79 or younger on the date the contract was issued.

You must elect the Guarantor(SM) Withdrawal Benefit rider when you purchase your contract (original rider). This benefit may not be available in your state. The original rider you receive at contract issue offers an elective annual step-up and any withdrawal after a step up during the first three years is considered an excess withdrawal, as described below. The rider effective date of the original rider is the contract issue date.

We will offer you the option of replacing the original rider with a new Guarantor(SM) Withdrawal Benefit (enhanced rider), if available in your state. The enhanced rider offers an automatic annual step-up and a withdrawal after a step up during the first three years is not necessarily an excess withdrawal, as described below. The effective date of the enhanced rider will be the contract issue date except for the automatic step-up which will apply to contract anniversaries that occur after you accept the enhanced rider. The descriptions below apply to both the original and enhanced riders unless otherwise noted.

The Guarantor(SM) Withdrawal Benefit initially provides a guaranteed minimum withdrawal benefit that gives you the right to take limited partial withdrawals in each contract year that over time will total an amount equal to your purchase payments plus any purchase payment credits. Certain withdrawals and step ups, as described below, can cause the initial guaranteed withdrawal benefit to change. The guarantee remains in effect if your partial withdrawals in a contract year do not exceed the allowed amount. As long as your withdrawals in each contract year do not exceed the allowed amount, you will not be assessed a withdrawal charge. Under the original rider, the allowed amount is the Guaranteed Benefit Payment (GBP - the amount you may withdraw under the terms of the rider in each contract year, subject to certain restrictions prior to the third contract anniversary, as described below). Under the enhanced rider, the allowed amount is equal to 7% of purchase payments and purchase payment credits for the first three years, and the GBP in all other years.

If you withdraw an amount greater than the allowed amount in a contract year, we call this an "excess withdrawal" under the rider. If you make an excess withdrawal under the rider:

o withdrawal charges, if applicable, will apply only to the amount of the withdrawal that exceeds the allowed amount;

o     the guaranteed benefit amount will be adjusted as described below; and

o     the remaining benefit amount will be adjusted as described below.

For a partial withdrawal that is subject to a withdrawal charge, the amount we actually deduct from your contract value will be the amount you request plus any applicable withdrawal charge (see "Charges --Withdrawal Charge"). Market value adjustments, if applicable, will also be made (see "Guarantee Period Accounts (GPAs) -- Market Value Adjustment"). We pay you the amount you request. Any partial withdrawals you take under the contract will reduce the value of the death benefits (see "Benefits in Case of Death"). Upon full withdrawal of the contract, you will receive the remaining contract value less any applicable charges (see "Withdrawals").

(1) In previous disclosure, we have referred to this rider as Rider B. This rider is no longer available for purchase. See the Guarantor Withdrawal Benefit for Life(SM) and Guarantor(SM) Withdrawal Benefit sections in this prospectus for information about currently offered versions of this benefit. See the rider attached to your contract for the actual terms of the benefit you purchased.

Once elected, the Guarantor(SM) Withdrawal Benefit rider may not be cancelled and the fee will continue to be deducted until the contract is terminated, the contract value reduces to zero (described below) or annuity payouts begin. If you select the Guarantor(SM) Withdrawal Benefit rider, you may not select an Income Assurer Benefit(SM) rider or the Accumulation Protector Benefit(SM) rider. If you exercise the annual step up election (see "Elective Step Up" and "Annual Step Up" below), the special spousal continuation step up election (see "Spousal Continuation and Special Spousal Continuation Step Up" below) or change your Portfolio Navigator model portfolio, the rider charge may change (see "Charges").

You should consider whether the Guarantor(SM) Withdrawal Benefit is appropriate for you because:

o USE OF ASSET ALLOCATION PROGRAM REQUIRED: You must participate in the asset allocation program (see "Making the Most of Your Contract -- Asset Allocation Program"), however, you may elect to participate in the Portfolio Navigator program after June 19, 2006 (see "Making the Most of Your Contract -- Portfolio Navigator Asset Allocation Program"). The Portfolio Navigator program and the asset allocation program limit your choice of subaccounts ane one-year fixed account to those that are in the model portfolio you select. This means you will not be able to allocate contract value to all of the subaccounts or the one-year fixed account that are available under the contract to contract owners who do not elect this rider. (See "Making the Most of Your Contract -- Asset Allocation Program and Portfolio Navigator Asset Allocation Program.");



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o     TAX CONSIDERATIONS FOR NON-QUALIFIED ANNUITIES: Withdrawals before age
      59 1/2 may incur a 10% IRS early withdrawal penalty and may be considered taxable income;

o TAX CONSIDERATIONS FOR QUALIFIED ANNUITIES: Qualified annuities have minimum distribution rules that govern the timing and amount of distributions from the annuity contract (see "Taxes -- Qualified Annuities -- Required Minimum Distributions"). If you have a qualified annuity, you may need to take an RMD. If you make a withdrawal in any contract year to satisfy an RMD, this may constitute an excess withdrawal, as defined below, and the excess withdrawal procedures described below will apply. Under the terms of the enhanced rider, we allow you to satisfy the RMD based on the life expectancy RMD for your contract and the requirements of the Code and regulations in effect when you purchase your contract, without the withdrawal being treated as an excess withdrawal. It is our current administrative practice to make the same accommodation under the original rider, however, we reserve the right to discontinue our administrative practice and will give you 30 days' written notice of any such change. See Appendix I for additional information. You should consult your tax advisor before you select this optional rider if you have any questions about the use of this rider in your tax situation;

o LIMITATIONS ON TSAS: Your right to take withdrawals is restricted if your contract is a TSA (see "TSA -- Special Withdrawal Provisions"). Therefore, the Guarantor(SM) Withdrawal Benefit rider may be of limited value to you. You should consult your tax advisor before you select this optional rider if you have any questions about the use of this rider in your tax situation;

o LIMITATIONS ON PURCHASE PAYMENTS: We limit the cumulative amount of additional purchase payments to $100,000.

o INTERACTION WITH THE TOTAL FREE AMOUNT (TFA) CONTRACT PROVISION: The TFA is the amount you are allowed to withdraw in each contract year without incurring a withdrawal charge (see "Charges -- Withdrawal Charge"). The TFA may be greater than GBP under this rider. Any amount you withdraw in a contract year under the contract's TFA provision that exceeds the GBP is subject to the excess withdrawal procedures for the GBA and RBA described below.

THE TERMS "GUARANTEED BENEFIT AMOUNT" AND "REMAINING BENEFIT AMOUNT" ARE DESCRIBED BELOW. EACH IS USED IN THE OPERATION OF THE GBP, THE RBP, THE ELECTIVE STEP UP, THE ANNUAL STEP UP, THE SPECIAL SPOUSAL CONTINUATION STEP UP AND THE GUARANTOR(SM) WITHDRAWAL BENEFIT ANNUITY PAYOUT OPTION.

GUARANTEED BENEFIT AMOUNT

The Guaranteed Benefit Amount (GBA) is equal to the initial purchase payment, plus any purchase payment credits, adjusted for subsequent purchase payments, any purchase payment credits, partial withdrawals in excess of the GBP, and step ups. The maximum GBA is $5,000,000.

The GBA is determined at the following times:

o At contract issue -- the GBA is equal to the initial purchase payment, plus any purchase payment credit;

o When you make additional purchase payments -- each additional purchase payment plus any purchase payment credit has its own GBA equal to the amount of the purchase payment plus any purchase payment credit. The total GBA when an additional purchase payment and purchase payment credit are added is the sum of the individual GBAs immediately prior to the receipt of the additional purchase payment, plus the GBA associated with the additional purchase payment;

o At step up -- (see "Elective Step Up" and "Annual Step Up" headings below).

o     When you make a partial withdrawal:

      a) and all of your withdrawals in the current contract year, including the current withdrawal, are less than or equal to the GBP -- the GBA remains unchanged. Note that if the partial withdrawal is taken during the first three years, the GBA and the GBP are calculated after the reversal of any prior step ups;

      b) and all of your withdrawals in the current contract year, including the current withdrawal, are greater than the GBP -- THE FOLLOWING EXCESS WITHDRAWAL PROCEDURE WILL BE APPLIED TO THE GBA. Note that if the partial withdrawal is taken during the first three years, the GBA and the GBP are calculated after the reversal of any prior step ups:

      c) under the original rider in a contract year after a step up but before the third contract anniversary -- THE FOLLOWING EXCESS WITHDRAWAL PROCEDURE WILL BE APPLIED TO THE GBA. Note that if the partial withdrawal is taken during the first three years, the GBA and the GBP are calculated after the reversal of any prior step ups:

GBA EXCESS WITHDRAWAL PROCEDURE

The total GBA will automatically be reset to the lesser of (a) the total GBA immediately prior to the withdrawal; or (b) the contract value immediately following the withdrawal. If there have been multiple purchase payments, each payment's GBA after the withdrawal will be reset to equal that payment's RBA after the withdrawal plus (a) times (b), where:

(a) is the ratio of the total GBA after the withdrawal less the total RBA after the withdrawal to the total GBA before the withdrawal less the total RBA after the withdrawal; and

(b) is each payment's GBA before the withdrawal less that payment's RBA after the withdrawal.



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REMAINING BENEFIT AMOUNT

The remaining benefit amount (RBA) at any point is the total guaranteed amount available for future partial withdrawals. The maximum RBA is $5,000,000.

The RBA is determined at the following times:

o At contract issue -- the RBA is equal to the initial purchase payment plus any purchase payment credit;

o When you make additional purchase payments -- each additional purchase payment plus any purchase payment credit has its own RBA equal to the amount of the purchase payment plus any purchase payment credit. The total RBA when an additional purchase payment and purchase payment credit are added is the sum of the individual RBAs immediately prior to the receipt of the additional purchase payment, plus the RBA associated with the additional payment;

o At step up -- (see "Elective Step Up" and "Annual Step Up" headings below).

o     When you make a partial withdrawal:

      a) and all of your withdrawals in the current contract year, including the current withdrawal, are less than or equal to the GBP -- the RBA becomes the RBA immediately prior to the partial withdrawal, less the partial withdrawal. Note that if the partial withdrawal is taken during the first three years, the RBA and the GBP are calculated after the reversal of any prior step ups;

      b) and all of your withdrawals in the current contract year, including the current withdrawal, are greater than the GBP -- THE FOLLOWING EXCESS WITHDRAWAL PROCEDURE WILL BE APPLIED TO THE RBA. Note that if the partial withdrawal is taken during the first three years, the RBA and the GBP are calculated after the reversal of any prior step ups;

      c) under the original rider after a step up but before the third contract anniversary -- THE FOLLOWING EXCESS WITHDRAWAL PROCEDURE WILL BE APPLIED TO THE RBA. Note that if the partial withdrawal is taken during the first three years, the RBA and the GBP are calculated after the reversal of any prior step ups;

RBA EXCESS WITHDRAWAL PROCEDURE

The RBA will automatically be reset to the lesser of (a) the contract value immediately following the withdrawal, or (b) the RBA immediately prior to the withdrawal, less the amount of the withdrawal.

If there have been multiple purchase payments, any reduction of the RBA will be taken out of each payment's RBA in the following manner:

The withdrawal amount up to the remaining benefit payment (defined below) is taken out of each RBA bucket in proportion to its remaining benefit payment at the time of the withdrawal; and the withdrawal amount above the remaining benefit payment and any amount determined by the excess withdrawal procedure are taken out of each RBA bucket in proportion to its RBA at the time of the withdrawal.

GUARANTEED BENEFIT PAYMENT

Under the original rider, the GPB is the amount you may withdraw under the terms of the rider in each contract year, subject to certain restrictions prior to the third anniversary.

Under the enhanced rider, the GBP is the withdrawal amount that you are entitled to take each contract year after the third anniversary until the RBA is depleted.

Under both the original and enhanced riders, the GBP is the lesser of (a) 7% of the GBA; or (b) the RBA.

If you withdraw less than the GBP in a contract year, there is no carry over to the next contract year.

REMAINING BENEFIT PAYMENT

Under the original rider, at the beginning of each contract year, the remaining benefit payment (RBP) is set as the lesser of (a) the GBP, or (b) the RBA.

Under the enhanced rider, at the beginning of each contract year, during the first three years and prior to any withdrawal, the RBP for each purchase payment is set equal to that purchase payment plus any purchase payment credit, multiplied by 7%. At the beginning of any other contract year, each individual RBP is set equal to each individual GBP.

Each additional purchase payment has its own RBP established equal to that payment's GBP. The total RBP is equal to the sum of the individual RBPs.

Whenever a partial withdrawal is made, the RBP equals the RBP immediately prior to the partial withdrawal less the amount of the partial withdrawal, but not less than zero.



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RIVERSOURCE INNOVATIONS SELECT VARIABLE ANNUITY
- ISSUED BY RIVERSOURCE LIFE INSURANCE CO. OF NEW YORK - PROSPECTUS 93

ELECTIVE STEP UP (UNDER THE ORIGINAL RIDER ONLY)

You have the option to increase the RBA, the GBA, the GBP and the RBP beginning with the first contract anniversary. An annual elective step up option is available for 30 days after the contract anniversary. The elective step up option allows you to step up the remaining benefit amount and guaranteed benefit amount to the contract value on the valuation date we receive your written request to step up.

The elective step up is subject to the following rules:

o if you do not take any withdrawals during the first three contract years, you may step up annually beginning with the first contract anniversary;

o if you take any withdrawals during the first three contract years, the annual elective step up will not be available until the third contract anniversary;

o if you step up on the first or second contract anniversary but then take a withdrawal prior to the third contract anniversary, you will lose any prior step ups and the withdrawal will be considered an excess withdrawal subject to the GBA and RBA excess withdrawal procedures discussed under the "Guaranteed Benefit Amount" and "Remaining Benefit Amount" headings above; and

o you may take withdrawals on or after the third contract anniversary without reversal of previous step ups.

You may only step up if your contract anniversary value is greater than the RBA. The elective step up will be determined as follows:

o     The effective date of the elective step up is the contract anniversary.

o The RBA will be increased to an amount equal to the contract anniversary value.

o The GBA will be increased to an amount equal to the greater of (a) the GBA immediately prior to the elective step up; or (b) the contract anniversary value.

o The GBP will be increased to an amount equal to the greater of (a) the GBP immediately prior to the elective step up; or (b) 7% of the GBA after the elective step up.

o The RBP will be increased to the lesser of (a) the RBA after the elective step up; or (b) the GBP after the elective step up.

You may elect a step up only once each contract year within 30 days after the contract anniversary. Once a step up has been elected, another step up may not be elected until the next contract anniversary.

ANNUAL STEP UP (UNDER THE ENHANCED RIDER ONLY)

Beginning with the first contract anniversary after you accept the enhanced rider, an increase of the RBA, the GBA, the GBP and the RBP may be available. A step up does not create contract value, guarantee performance of any investment options, or provide a benefit that can be withdrawn or paid upon death. Rather, a step up determines the current values of the GBA, RBA, GBP, and RBP, and may extend the payment period or increase allowable payment.

The annual step up is subject to the following rules:

o The annual step up is available when the RBA would increase on the step up date. The applicable step up date depends on whether the annual step up is applied on an automatic or elective basis.

o If the application of the step does not increase the rider charge, the annual step up will be automatically applied to your contract and the step up date is the contract anniversary date.

o If the application of the step up would increase the rider charge, the annual step up is not automatically applied. Instead, you have the option to step up for 30 days after the contract anniversary. If you exercise the elective annual step up option, you will pay the rider charge in effect on the step up date. If you wish to exercise the elective annual step up option, we must receive a request from you or your investment professional. The step up date is the date we receive your request to step up. If your request is received after the close of business, the step up date will be the next valuation day.

o     Only one step up is allowed each contract year.

o If you take any withdrawals during the first three contract years, any previously applied step ups will be reversed and the annual step up will not be available until the third contract anniversary;

o You may take withdrawals on or after the third contract anniversary without reversal of previous step ups.



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- ISSUED BY RIVERSOURCE LIFE INSURANCE CO. OF NEW YORK - PROSPECTUS

The annual step up will be determined as follows:

o The RBA will be increased to an amount equal to the contract value on the step up date.

o The GBA will be increased to an amount equal to the greater of (a) the GBA immediately prior to the annual step up; or (b) the contract value on the step up date.

o The GBP will be calculated as described earlier, but based on the increased GBA and RBA.

o     The RBP will be reset as follows:

      (a) Prior to any withdrawals during the first three years, the RBP will not be affected by the step up.

      (b) At any other time, the RBP will be reset as the increased GBP less all prior withdrawals made during the current contract year, but never less than zero.

SPOUSAL CONTINUATION AND SPECIAL SPOUSAL CONTINUATION STEP UP

If a surviving spouse elects to continue the contract, this rider also continues. The spousal continuation step up is in addition to the elective step up or the annual step up.

A spousal continuation step up occurs automatically when the spouse elects to continue the contract. The rider charge will not change upon this automatic step up.

Under this step up, the RBA will be reset to the greater of the RBA on the valuation date we receive the spouse's written request to continue the contract and the death benefit that would otherwise have been paid; the GBA will be reset to the greater of the GBA on the valuation date we receive the spouse' written request to continue the contract and the death benefit that would otherwise have been paid.

GUARANTOR(SM) WITHDRAWAL BENEFIT ANNUITY PAYOUT OPTION

Several annuity payout plans are available under the contract. In addition to these annuity payout plans, a fixed annuity payout option is available under the Guarantor(SM) Withdrawal Benefit.

Under this option the amount payable each year will be equal to the future schedule of GBPs, but the total amount paid over the life of the annuity will not exceed the current total RBA at the time you begin this fixed annuity option. These annualized amounts will be paid in the frequency that you elect. The frequencies will be among those offered by us at that time but will be no less frequent than annually. If, at the death of the owner, total payments have been made for less than the RBA, the remaining payments will be paid to the beneficiary (see "The Annuity Payout Period" and "Taxes").

This annuity payout option may also be elected by the beneficiary of a contract as a settlement option. Whenever multiple beneficiaries are designated under the contract, each such beneficiary's share of the proceeds if they elect this option will be in proportion to their applicable designated beneficiary percentage. Beneficiaries of nonqualified contracts may elect this settlement option subject to the distribution requirements of the contract. We reserve the right to adjust the future schedule of GBPs if necessary to comply with the Code.

IF CONTRACT VALUE REDUCES TO ZERO

If the contract value reduces to zero and the RBA remains greater than zero, the following will occur:

o     you will be paid according to the annuity payout option described above;

o     we will no longer accept additional purchase payments;

o     you will no longer be charged for the rider;

o     any attached death benefit riders will terminate; and

o the death benefit becomes the remaining payments under the annuity payout option described above.

If the contract value falls to zero and the RBA is depleted, the Guarantor(SM) Withdrawal Benefit rider and the contract will terminate.

For an example, see Appendix J.



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RIVERSOURCE INNOVATIONS SELECT VARIABLE ANNUITY
- ISSUED BY RIVERSOURCE LIFE INSURANCE CO. OF NEW YORK - PROSPECTUS 95

APPENDIX I: GUARANTOR(SM) WITHDRAWAL BENEFIT RIDER -- ADDITIONAL RMD
DISCLOSURE

This appendix describes our current administrative practice for determining the amount of withdrawals in any contract year which an owner may take under the Guarantor(SM) Withdrawal Benefit rider (including Riders A and B) to satisfy the RMD rules under 401(a)(9) of the Code without application of the excess withdrawal procedures described in the rider. We reserve the right to discontinue this administrative practice at any time upon 30 days' written notice to you.

For owners subject to RMD rules under Section 401(a)(9) amounts you withdraw to satisfy these rules will not prompt excess withdrawal processing, subject to the following rules:

(1) If your Annual Life Expectancy Required Minimum Distribution Amount (ALERMDA) is greater than the RBP from the beginning of the current contract year, an Additional Benefit Amount (ABA) will be set equal to that portion of your ALERMDA that exceeds the RBP.

(2) Any withdrawals taken in a contract year will count first against and reduce the RBP for that contract year.

(3) Once the RBP for the current contract year has been depleted, any additional amounts withdrawn will count against and reduce any ABA. These withdrawals will not be considered excess withdrawals as long as they do not exceed the remaining ABA.

(4) Once the ABA has been depleted, any additional withdrawal amounts will be considered excess withdrawals and will initiate the excess withdrawal processing described in the Guarantor(SM) Withdrawal Benefit rider.

The Annual Life Expectancy Required Minimum Distribution Amount (ALERMDA) is:

(1)   determined by us each calendar year;

(2) based solely on the value of the contract to which the Guarantor(SM) Withdrawal Benefit rider is attached as of the date we make the determination; and

(3) based on the company's understanding and interpretation of the requirements for life expectancy distributions intended to satisfy the required minimum distribution rules under Section 401(a)(9) and the Treasury Regulations promulgated thereunder, as applicable, on the effective date of this prospectus to:

      1.    an individual retirement annuity (Section 408(b));

      2.    a Roth individual retirement account (Section 408A);

      3.    a Simplified Employee Pension plan (Section 408(k));

      4.    a tax-sheltered annuity rollover (Section 403(b)).

In the future, the requirements under the Code for such distributions may change and the life expectancy amount calculation provided under your Guarantor(SM) Withdrawal Benefit rider may not be sufficient to satisfy the requirements under the Code for these types of distributions. In such a situation, amounts withdrawn to satisfy such distribution requirements will exceed your RBP amount and may result in the reduction of your GBA and RBA as described under the excess withdrawal provision of the rider.

In cases where the Code does not allow the life expectancy of a natural person to be used to calculate the required minimum distribution amount (e.g. ownership by a trust or a charity), we will calculate the life expectancy RMD amount calculated by us as zero in all years. The life expectancy required minimum distribution amount calculated by us will also equal zero in all years.


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96 RIVERSOURCE INNOVATIONS SELECT VARIABLE ANNUITY
- ISSUED BY RIVERSOURCE LIFE INSURANCE CO. OF NEW YORK - PROSPECTUS

APPENDIX J: EXAMPLE -- GUARANTOR(SM) WITHDRAWAL BENEFIT RIDER

EXAMPLE OF THE GUARANTOR(SM) WITHDRAWAL BENEFIT -- THIS EXAMPLE ILLUSTRATES BOTH RIDER A AND RIDER B (SEE "OPTIONAL BENEFITS").

ASSUMPTION:

o     You purchase the contract with a payment of $100,000 on Jan. 1, 2007.

      The Guaranteed Benefit Amount (GBA) equals your purchase payment:           $ 100,000
      The Guaranteed Benefit Payment (GBP) equals 7% of your GBA:
         0.07 x $100,000 =                                                        $   7,000
      The Remaining Benefit Amount (RBA) equals your purchase payment:            $ 100,000
      On Jan. 1, 2008 the contract value grows to $110,000. You decide to step up your benefit.
      The RBA equals 100% of your contract value:                                 $ 110,000
      The GBA equals 100% of your contract value:                                 $ 110,000
      The GBP equals 7% of your stepped-up GBA:
         0.07 x $110,000 =                                                        $   7,700
      On June 1, 2010 you decide to take a partial withdrawal of $7,700.
      You took a partial withdrawal equal to your GBP, so your RBA equals the prior RBA less the amount of the partial withdrawal:
         $110,000 - $7,700 =                                                      $ 102,300
      The GBA equals the GBA immediately prior to the partial withdrawal:         $ 110,000
      The GBP equals 7% of your GBA:
         0.07 x $110,000 =                                                        $   7,700
      On June 1, 2011 you make an additional purchase payment of $50,000.
      The new RBA for the contract is equal to your prior RBA plus 100%
      of the additional purchase payment:
         $102,300 + $50,000 =                                                     $ 152,300
      The new GBA for the contract is equal to your prior GBA plus 100%
      of the additional purchase payment:
         $110,000 + $50,000 =                                                     $ 160,000
      The new GBP for the contract is equal to your prior GBP plus 7% of the additional purchase payment:
         $7,700 + $3,500 =                                                        $  11,200
      On June 1, 2012 your contract value grows to $200,000. You decide to step up your benefit.
      The RBA equals 100% of your contract value:                                 $ 200,000
      The GBA equals 100% of your contract value:                                 $ 200,000
      The GBP equals 7% of your stepped-up GBA:
         0.07 x $200,000 =                                                        $  14,000


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RIVERSOURCE INNOVATIONS SELECT VARIABLE ANNUITY
- ISSUED BY RIVERSOURCE LIFE INSURANCE CO. OF NEW YORK - PROSPECTUS 97

      On June 1, 2013 your contract value grows to $230,000. You decide to take a partial withdrawal of $20,000. You took more than your GBP of
      $14,000 so your RBA gets reset to the lesser of:
         (1) your contract value immediately following the partial withdrawal;
                 $230,000 - $20,000 =                                            $ 210,000
         OR
         (2) your prior RBA less the amount of the partial withdrawal.
                 $200,000 - $20,000 =                                            $ 180,000
      Reset RBA = lesser of (1) or (2) =                                         $ 180,000
      The GBA gets reset to the lesser of:
         (1) your prior GBA                                                      $ 200,000
         OR
         (2) your contract value immediately following the partial withdrawal;
                 $230,000 - $20,000 =                                            $ 210,000
      Reset GBA = lesser of (1) or (2) =                                         $ 200,000
      The Reset GBP is equal to 7% of your Reset GBA:
         0.07 x $200,000 =                                                       $  14,000
      On June 1, 2014 your contract value falls to $175,000. You decide to take a partial withdrawal of $25,000. You took more than your
      GBP of $14,000 so your RBA gets reset to the lesser of:
         (1) your contract value immediately following the partial withdrawal;
                 $175,000 - $25,000 =                                            $ 150,000
         OR
         (2) your prior RBA less the amount of the partial withdrawal.
                 $180,000 - $25,000 =                                            $ 155,000
      Reset RBA = lesser of (1) or (2) =                                         $ 150,000
      The GBA gets reset to the lesser of:
         (1) your prior GBA;                                                     $ 200,000
         OR
         (2) your contract value immediately following the partial withdrawal;
                 $175,000 - $25,000 =                                            $ 150,000
      Reset GBA = lesser of (1) or (2) =                                         $ 150,000
      The Reset GBP is equal to 7% of your Reset GBA:
         0.07 x $150,000 =                                                       $  10,500


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98 RIVERSOURCE INNOVATIONS SELECT VARIABLE ANNUITY
- ISSUED BY RIVERSOURCE LIFE INSURANCE CO. OF NEW YORK - PROSPECTUS

APPENDIX K: EXAMPLE -- INCOME ASSURER BENEFIT(SM) RIDERS

The purpose of these examples is to illustrate the operation of the Income Assurer Benefit(SM) Riders. The examples compare payouts available under the contract's standard annuity payout provisions with annuity payouts available under the riders based on the same set of assumptions. THE CONTRACT VALUES SHOWN ARE HYPOTHETICAL AND DO NOT REPRESENT PAST OR FUTURE PERFORMANCE. Actual contract values may be more or less than those shown and will depend on a number of factors, including but not limited to the investment experience of the subaccounts (referred to in the riders as "protected investment options") and the fees and charges that apply to your contract.

For each of the riders, we provide two annuity payout plan comparisons based on the hypothetical contract values we have assumed. The first comparison assumes that you select annuity payout Plan B, Life Annuity with 10 Years Certain. The second comparison assumes that you select annuity payout Plan D, Joint and Last Survivor Annuity - No Refund.

Remember that the riders require you to choose a Portfolio Navigator model portfolio. The riders are intended to offer protection against market volatility in the subaccounts (protected investment options). Some Portfolio Navigator model portfolios include protected investment options and excluded investment options (RiverSource Variable Portfolio - Cash Management Fund, and if available under the contract and the one-year fixed account). Excluded investment options are not included in calculating the 5% variable account floor under the Income Assurer Benefit(SM) - 5% Accumulation Benefit Base rider and the Income Assurer Benefit(SM) - Greater of MAV or 5% Accumulation Benefit Base riders. Because the examples which follow are based on hypothetical contract values, they do not factor in differences in Portfolio Navigator model portfolios.

ASSUMPTIONS:

o     You purchase the contract with a payment of $100,000; and

o you invest all contract value in the subaccounts (protected investment options); and

o you make no additional purchase payments, partial withdrawals or changes in model portfolio; and

o     the annuitant is male and age 55 at contract issue; and

o     the joint annuitant is female and age 55 at contract issue.

EXAMPLE -- INCOME ASSURER BENEFIT(SM) - MAV

Based on the above assumptions and taking into account fluctuations in contract value due to market conditions, we calculate the guaranteed income benefit base as:

                ASSUMED                  MAXIMUM            GUARANTEED
 CONTRACT      CONTRACT    PURCHASE    ANNIVERSARY            INCOME
ANNIVERSARY     VALUE      PAYMENTS   VALUE (MAV)(1)   BENEFIT BASE - MAV(2)
----------------------------------------------------------------------------
      1       $ 108,000   $ 100,000      $ 108,000           $ 108,000
      2         125,000        none        125,000             125,000
      3         132,000        none        132,000             132,000
      4         150,000        none        150,000             150,000
      5          85,000        none        150,000             150,000
      6         121,000        none        150,000             150,000
      7         139,000        none        150,000             150,000
      8         153,000        none        153,000             153,000
      9         140,000        none        153,000             153,000
     10         174,000        none        174,000             174,000
     11         141,000        none        174,000             174,000
     12         148,000        none        174,000             174,000
     13         208,000        none        208,000             208,000
     14         198,000        none        208,000             208,000
     15         203,000        none        208,000             208,000
----------------------------------------------------------------------------

(1) The MAV is limited after age 81, but the guaranteed income benefit base may increase if the contract value increases.

(2) The Guaranteed Income Benefit Base - MAV is a calculated number, not an amount that can be withdrawn. The Guaranteed Income Benefit Base - MAV does not create contract value or guarantee the performance of any investment option.


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RIVERSOURCE INNOVATIONS SELECT VARIABLE ANNUITY
- ISSUED BY RIVERSOURCE LIFE INSURANCE CO. OF NEW YORK - PROSPECTUS 99

PLAN B - LIFE ANNUITY WITH 10 YEARS CERTAIN

If you annuitize the contract within 30 days after the illustrated contract anniversary, the minimum monthly income payment under a fixed annuity option (which is the same for the first year of a variable annuity option) on Plan B
- Life Annuity with 10 Years Certain would be:

                                  STANDARD PROVISIONS                                        IAB - MAV PROVISIONS
              ---------------------------------------------------------------------------------------------------------------------
 CONTRACT                          NEW TABLE(1)          OLD TABLE(1)                         NEW TABLE(1)          OLD TABLE(1)
ANNIVERSARY       ASSUMED       PLAN B - LIFE WITH   PLAN B - LIFE WITH      IAB - MAV     PLAN B - LIFE WITH    PLAN B - LIFE WITH
AT EXERCISE   CONTRACT VALUE   10 YEARS CERTAIN(2)   10 YEARS CERTAIN(2)   BENEFIT BASE   10 YEARS CERTAIN(2)   10 YEARS CERTAIN(2)
-----------------------------------------------------------------------------------------------------------------------------------
     10          $ 174,000          $   772.56            $   774.30         $ 174,000         $   772.56            $   774.30
     11            141,000              641.55                642.96           174,000             791.70                793.44
     12            148,000              691.16                692.64           174,000             812.58                814.32
     13            208,000              996.32                998.40           208,000             996.32                998.40
     14            198,000              974.16                976.14           208,000           1,023.36              1,025.44
     15            203,000            1,025.15              1,027.18           208,000           1,050.40              1,052.48
-----------------------------------------------------------------------------------------------------------------------------------

(1) Effective June 19, 2006, we began calculating fixed annuity payments under this rider using the guaranteed annuity purchase rates based on the "2000 Individual Annuitant Mortality Table A" (New Table), subject to state approval. Previously, our calculations were based on the 1983
      Individual Annuity Mortality Table A" (Old Table). If you purchased a contract prior to June 19, 2006, the references to Old Table apply to your contract. If you purchased a contract on or after June 19, 2006, the references to New Table apply to your contract.

(2) The monthly annuity payments illustrated under the standard annuity payout provisions of the contract and for the riders are computed using the rates guaranteed in Table B of the contract. These are the minimum amounts that could be paid under the standard annuity payout provisions of the contract based on the above assumptions. Annuity payouts under the standard annuity payout provisions of the contract when based on our current annuity payout rates (which are generally higher than the rates guaranteed in Table B of the contract) may be greater than the annuity payouts under the riders, which are always based on the rates guaranteed in Table B of the contract. If the annuity payouts under the standard contract provisions are more favorable than the payouts available under the rider, you will receive the higher standard payout.

PLAN D - JOINT AND LAST SURVIVOR LIFE ANNUITY - NO REFUND

If you annuitize the contract within 30 days after the illustrated contract anniversary, the minimum monthly income payment under a fixed annuity option (which is the same for the first year of a variable annuity option) on Plan D
- Joint and Last Survivor Life Annuity - No Refund would be:

                                 STANDARD PROVISIONS                                         IAB - MAV PROVISIONS
            ------------------------------------------------------------------------------------------------------------------------
 CONTRACT                        NEW TABLE(1)           OLD TABLE(1)                         NEW TABLE(1)           OLD TABLE(1)
ANNIVERSARY     ASSUMED         PLAN D - LAST          PLAN D - LAST        IAB - MAV       PLAN D - LAST          PLAN D - LAST
AT EXERCISE CONTRACT VALUE  SURVIVOR NO REFUND(2)  SURVIVOR NO REFUND(2)  BENEFIT BASE  SURVIVOR NO REFUND(2)  SURVIVOR NO REFUND(2)
------------------------------------------------------------------------------------------------------------------------------------
     10        $ 174,000           $ 629.88               $ 622.92          $ 174,000          $ 629.88               $ 622.92
     11          141,000             521.70                 516.06            174,000            643.80                 636.84
     12          148,000             559.44                 553.52            174,000            657.72                 650.76
     13          208,000             807.04                 796.64            208,000            807.04                 796.64
     14          198,000             786.06                 778.14            208,000            825.76                 817.44
     15          203,000             826.21                 818.09            208,000            846.56                 838.24
------------------------------------------------------------------------------------------------------------------------------------

(1) Effective June 19, 2006, we began calculating fixed annuity payments under this rider using the guaranteed annuity purchase rates based on the "2000 Individual Annuitant Mortality Table A" (New Table), subject to state approval. Previously, our calculations were based on the 1983
      Individual Annuity Mortality Table A" (Old Table). If you purchased a contract prior to June 19, 2006, the references to Old Table apply to your contract. If you purchased a contract on or after June 19, 2006, the references to New Table apply to your contract.

(2) The monthly annuity payments illustrated under the standard annuity payout provisions of the contract and for the riders are computed using the rates guaranteed in Table B of the contract. These are the minimum amounts that could be paid under the standard annuity payout provisions of the contract based on the above assumptions. Annuity payouts under the standard annuity payout provisions of the contract when based on our current annuity payout rates (which are generally higher than the rates guaranteed in Table B of the contract) may be greater than the annuity payouts under the riders, which are always based on the rates guaranteed in Table B of the contract. If the annuity payouts under the standard contract provisions are more favorable than the payouts available under the rider, you will receive the higher standard payout.

NOTE: In the above examples, if you elected to begin receiving annuity payouts within 30 days after the 10th or the 13th contract anniversary, you would not benefit from the rider because the monthly annuity payout in these examples is the same as under the standard provisions of the contract. Because the examples are based on assumed contract values, not actual investment results, you should not conclude from the examples that the riders will provide higher payments more frequently than the standard provisions of the contract.


------------------------------------------------------------------------------

100 RIVERSOURCE INNOVATIONS SELECT VARIABLE ANNUITY
- ISSUED BY RIVERSOURCE LIFE INSURANCE CO. OF NEW YORK - PROSPECTUS

EXAMPLE -- INCOME ASSURER BENEFIT(SM) - 5% ACCUMULATION BENEFIT BASE

Based on the above assumptions and taking into account fluctuations in contract value due to market conditions, we calculate the guaranteed income benefit base as:

                                                          GUARANTEED
                                                            INCOME
               ASSUMED                                   BENEFIT BASE -
 CONTRACT     CONTRACT     PURCHASE   5% ACCUMULATION   5% ACCUMULATION
ANNIVERSARY     VALUE      PAYMENTS   BENEFIT BASE(1)   BENEFIT BASE(2)
-----------------------------------------------------------------------
      1       $ 108,000   $ 100,000      $ 105,000         $ 108,000
      2         125,000        none        110,250           125,000
      3         132,000        none        115,763           132,000
      4         150,000        none        121,551           150,000
      5          85,000        none        127,628           127,628
      6         121,000        none        134,010           134,010
      7         139,000        none        140,710           140,710
      8         153,000        none        147,746           153,000
      9         140,000        none        155,133           155,133
     10         174,000        none        162,889           174,000
     11         141,000        none        171,034           171,034
     12         148,000        none        179,586           179,586
     13         208,000        none        188,565           208,000
     14         198,000        none        197,993           198,000
     15         203,000        none        207,893           207,893
-----------------------------------------------------------------------

(1) The 5% Accumulation Benefit Base value is limited after age 81, but the guaranteed income benefit base may increase if the contract value increases.

(2) The Guaranteed Income Benefit Base - 5% Accumulation Benefit Base is a calculated number, not an amount that can be withdrawn. The Guaranteed
      Income Benefit Base - 5% Accumulation Benefit Base does not create contract value or guarantee the performance of any investment option.

PLAN B - LIFE ANNUITY WITH 10 YEARS CERTAIN

If you annuitize the contract within 30 days after the illustrated contract anniversary, the minimum monthly income payment under a fixed annuity option (which is the same for the first year of a variable annuity option) on Plan B
- Life Annuity with 10 Years Certain would be:

                                  STANDARD PROVISIONS                                         IAB - 5% RF PROVISIONS
              ---------------------------------------------------------------------------------------------------------------------
  CONTRACT                         NEW TABLE(1)          OLD TABLE(1)                         NEW TABLE(1)          OLD TABLE(1)
ANNIVERSARY       ASSUMED      PLAN B - LIFE WITH    PLAN B - LIFE WITH     IAB - 5% RF    PLAN B - LIFE WITH   PLAN B - LIFE WITH
AT EXERCISE   CONTRACT VALUE   10 YEARS CERTAIN(2)   10 YEARS CERTAIN(2)   BENEFIT BASE   10 YEARS CERTAIN(2)   10 YEARS CERTAIN(2)
-----------------------------------------------------------------------------------------------------------------------------------
     10          $ 174,000          $   772.56            $   774.30         $ 174,000         $   772.56            $   774.30
     11            141,000              641.55                642.96           171,034             778.20                779.91
     12            148,000              691.16                692.64           179,586             838.66                840.46
     13            208,000              996.32                998.40           208,000             996.32                998.40
     14            198,000              974.16                976.14           198,000             974.16                976.14
     15            203,000            1,025.15              1,027.18           207,893           1,049.86              1,051.94
-----------------------------------------------------------------------------------------------------------------------------------

(1) Effective June 19, 2006, we began calculating fixed annuity payments under this rider using the guaranteed annuity purchase rates based on the "2000 Individual Annuitant Mortality Table A" (New Table), subject to state approval. Previously, our calculations were based on the 1983
      Individual Annuity Mortality Table A" (Old Table). If you purchased a contract prior to June 19, 2006, the references to Old Table apply to your contract. If you purchased a contract on or after June 19, 2006, the references to New Table apply to your contract.

(2) The monthly annuity payments illustrated under the standard annuity payout provisions of the contract and for the riders are computed using the rates guaranteed in Table B of the contract. These are the minimum amounts that could be paid under the standard annuity payout provisions of the contract based on the above assumptions. Annuity payouts under the standard annuity payout provisions of the contract when based on our current annuity payout rates (which are generally higher than the rates guaranteed in Table B of the contract) may be greater than the annuity payouts under the riders, which are always based on the rates guaranteed in Table B of the contract. If the annuity payouts under the standard contract provisions are more favorable than the payouts available under the rider, you will receive the higher standard payout.


------------------------------------------------------------------------------

RIVERSOURCE INNOVATIONS SELECT VARIABLE ANNUITY
- ISSUED BY RIVERSOURCE LIFE INSURANCE CO. OF NEW YORK - PROSPECTUS 101

PLAN D - JOINT AND LAST SURVIVOR LIFE ANNUITY - NO REFUND

If you annuitize the contract within 30 days after the illustrated contract anniversary, the minimum monthly income payment under a fixed annuity option (which is the same for the first year of a variable annuity option) on Plan D
- Joint and Last Survivor Life Annuity - No Refund would be:

                                 STANDARD PROVISIONS                                         IAB - 5% RF PROVISIONS
            ------------------------------------------------------------------------------------------------------------------------
  CONTRACT                       NEW TABLE(1)           OLD TABLE(1)                         NEW TABLE(1)           OLD TABLE(1)
ANNIVERSARY     ASSUMED          PLAN D - LAST         PLAN D - LAST       IAB - 5% RF       PLAN D - LAST         PLAN D - LAST
AT EXERCISE CONTRACT VALUE  SURVIVOR NO REFUND(2)  SURVIVOR NO REFUND(2)  BENEFIT BASE  SURVIVOR NO REFUND(2)  SURVIVOR NO REFUND(2)
------------------------------------------------------------------------------------------------------------------------------------
     10        $ 174,000           $ 629.88               $ 622.92          $ 174,000          $ 629.88               $ 622.92
     11          141,000             521.70                 516.06            171,034            632.83                 625.98
     12          148,000             559.44                 553.52            179,586            678.83                 671.65
     13          208,000             807.04                 796.64            208,000            807.04                 796.64
     14          198,000             786.06                 778.14            198,000            786.06                 778.14
     15          203,000             826.21                 818.09            207,893            846.12                 837.81
------------------------------------------------------------------------------------------------------------------------------------

(1) Effective June 19, 2006, we began calculating fixed annuity payments under this rider using the guaranteed annuity purchase rates based on the "2000 Individual Annuitant Mortality Table A" (New Table), subject to state approval. Previously, our calculations were based on the 1983
      Individual Annuity Mortality Table A" (Old Table). If you purchased a contract prior to June 19, 2006, the references to Old Table apply to your contract. If you purchased a contract on or after June 19, 2006, the references to New Table apply to your contract.

(2) The monthly annuity payments illustrated under the standard annuity payout provisions of the contract and for the riders are computed using the rates guaranteed in Table B of the contract. These are the minimum amounts that could be paid under the standard annuity payout provisions of the contract based on the above assumptions. Annuity payouts under the standard annuity payout provisions of the contract when based on our current annuity payout rates (which are generally higher than the rates guaranteed in Table B of the contract) may be greater than the annuity payouts under the riders, which are always based on the rates guaranteed in Table B of the contract. If the annuity payouts under the standard contract provisions are more favorable than the payouts available under the rider, you will receive the higher standard payout.

NOTE: In the above examples, if you elected to begin receiving annuity payouts within 30 days after the 10th, 13th or the 14th contract anniversary, you would not benefit from the rider because the monthly annuity payout in these examples is the same as under the standard provisions of the contract. Because the examples are based on assumed contract values, not actual investment results, you should not conclude from the examples that the riders will provide higher payments more frequently than the standard provisions of the contract.

EXAMPLE -- INCOME ASSURER BENEFIT(SM) - GREATER OF MAV OR 5% ACCUMULATION BENEFIT BASE

Based on the above assumptions and taking into account fluctuations in contract value due to market conditions, we calculate the guaranteed income benefit base as:

                                                                         GUARANTEED
                                                                            INCOME
                                                                        BENEFIT BASE -
                                                                          GREATER OF
               ASSUMED                   MAXIMUM                          MAV OR 5%
  CONTRACT     CONTRACT    PURCHASE    ANNIVERSARY   5% ACCUMULATION     ACCUMULATION
ANNIVERSARY     VALUE      PAYMENTS      VALUE(1)    BENEFIT BASE(1)   BENEFIT BASE(2)
--------------------------------------------------------------------------------------
      1       $ 108,000    $ 100,000    $ 108,000       $ 105,000         $ 108,000
      2         125,000         none      125,000         110,250           125,000
      3         132,000         none      132,000         115,763           132,000
      4         150,000         none      150,000         121,551           150,000
      5          85,000         none      150,000         127,628           150,000
      6         121,000         none      150,000         134,010           150,000
      7         139,000         none      150,000         140,710           150,000
      8         153,000         none      153,000         147,746           153,000
      9         140,000         none      153,000         155,133           155,133
     10         174,000         none      174,000         162,889           174,000
     11         141,000         none      174,000         171,034           174,000
     12         148,000         none      174,000         179,586           179,586
     13         208,000         none      208,000         188,565           208,000
     14         198,000         none      208,000         197,993           208,000
     15         203,000         none      208,000         207,893           208,000
--------------------------------------------------------------------------------------

(1) The MAV and 5% Accumulation Benefit Base are limited after age 81, but the guaranteed income benefit base may increase if the contract value increases.

(2)   The Guaranteed Income Benefit Base - Greater of MAV or 5% Accumulation
      Benefit Base is a calculated number, not an amount that can be withdrawn. The Guaranteed Income Benefit Base - Greater of MAV or 5%
      Accumulation Benefit Base does not create contract value or guarantee the performance of any investment option.


------------------------------------------------------------------------------

102 RIVERSOURCE INNOVATIONS SELECT VARIABLE ANNUITY
- ISSUED BY RIVERSOURCE LIFE INSURANCE CO. OF NEW YORK - PROSPECTUS

PLAN B -- LIFE ANNUITY WITH 10 YEARS CERTAIN

If you annuitize the contract within 30 days after the illustrated contract anniversary, the minimum monthly income payment under a fixed annuity option (which is the same for the first year of a variable annuity option) on Plan B
- Life Annuity with 10 Years Certain would be:

                                 STANDARD PROVISIONS                                        IAB - MAX PROVISIONS
              --------------------------------------------------------------------------------------------------------------------
  CONTRACT                        NEW TABLE(1)          OLD TABLE(1)                         NEW TABLE(1)          OLD TABLE(1)
ANNIVERSARY      ASSUMED      PLAN B - LIFE WITH    PLAN B - LIFE WITH      IAB - MAX    PLAN B - LIFE WITH    PLAN B - LIFE WITH
AT EXERCISE  CONTRACT VALUE   10 YEARS CERTAIN(2)   10 YEARS CERTAIN(2)   BENEFIT BASE   10 YEARS CERTAIN(2)   10 YEARS CERTAIN(2)
----------------------------------------------------------------------------------------------------------------------------------
     10         $ 174,000          $   772.56            $   774.30         $ 174,000         $   772.56            $   774.30
     11           141,000              641.55                642.96           174,000             791.70                793.44
     12           148,000              691.16                692.64           179,586             838.66                840.46
     13           208,000              996.32                998.40           208,000             996.32                998.40
     14           198,000              974.16                976.14           208,000           1,023.36              1,025.44
     15           203,000            1,025.15              1,027.18           208,000           1,050.40              1,052.48
----------------------------------------------------------------------------------------------------------------------------------

(1) Effective June 19, 2006, we began calculating fixed annuity payments under this rider using the guaranteed annuity purchase rates based on the "2000 Individual Annuitant Mortality Table A" (New Table), subject to state approval. Previously, our calculations were based on the 1983
      Individual Annuity Mortality Table A" (Old Table). If you purchased a contract prior to June 19, 2006, the references to Old Table apply to your contract. If you purchased a contract on or after June 19, 2006, the references to New Table apply to your contract.

(2) The monthly annuity payments illustrated under the standard annuity payout provisions of the contract and for the riders are computed using the rates guaranteed in Table B of the contract. These are the minimum amounts that could be paid under the standard annuity payout provisions of the contract based on the above assumptions. Annuity payouts under the standard annuity payout provisions of the contract when based on our current annuity payout rates (which are generally higher than the rates guaranteed in Table B of the contract) may be greater than the annuity payouts under the riders, which are always based on the rates guaranteed in Table B of the contract. If the annuity payouts under the standard contract provisions are more favorable than the payouts available under the rider, you will receive the higher standard payout.

PLAN D - JOINT AND LAST SURVIVOR LIFE ANNUITY - NO REFUND

If you annuitize the contract within 30 days after the illustrated contract anniversary, the minimum monthly income payment under a fixed annuity option (which is the same for the first year of a variable annuity option) on Plan D
- Joint and Last Survivor Life Annuity - No Refund would be:

                                STANDARD PROVISIONS                                      IAB - MAX PROVISIONS
            ------------------------------------------------------------------------------------------------------------------------
  CONTRACT                      NEW TABLE(1)           OLD TABLE(1)                         NEW TABLE(1)           OLD TABLE(1)
ANNIVERSARY     ASSUMED        PLAN D - LAST           PLAN D - LAST       IAB - MAX       PLAN D - LAST          PLAN D - LAST
AT EXERCISE CONTRACT VALUE  SURVIVOR NO REFUND(2)  SURVIVOR NO REFUND(2)  BENEFIT BASE  SURVIVOR NO REFUND(2)  SURVIVOR NO REFUND(2)
------------------------------------------------------------------------------------------------------------------------------------
     10        $ 174,000         $ 629.88               $ 622.92          $ 174,000          $ 629.88               $ 622.92
     11          141,000           521.70                 516.06            174,000            643.80                 636.84
     12          148,000           559.44                 553.52            179,586            678.83                 671.65
     13          208,000           807.04                 796.64            208,000            807.04                 796.64
     14          198,000           786.06                 778.14            208,000            825.76                 817.44
     15          203,000           826.21                 818.09            208,000            846.56                 838.24
------------------------------------------------------------------------------------------------------------------------------------

(1) Effective June 19, 2006, we began calculating fixed annuity payments under this rider using the guaranteed annuity purchase rates based on the "2000 Individual Annuitant Mortality Table A" (New Table), subject to state approval. Previously, our calculations were based on the 1983
      Individual Annuity Mortality Table A" (Old Table). If you purchased a contract prior to June 19, 2006, the references to Old Table apply to your contract. If you purchased a contract on or after June 19, 2006, the references to New Table apply to your contract.

(2) The monthly annuity payments illustrated under the standard annuity payout provisions of the contract and for the riders are computed using the rates guaranteed in Table B of the contract. These are the minimum amounts that could be paid under the standard annuity payout provisions of the contract based on the above assumptions. Annuity payouts under the standard annuity payout provisions of the contract when based on our current annuity payout rates (which are generally higher than the rates guaranteed in Table B of the contract) may be greater than the annuity payouts under the riders, which are always based on the rates guaranteed in Table B of the contract. If the annuity payouts under the standard contract provisions are more favorable than the payouts available under the rider, you will receive the higher standard payout.

NOTE: In the above examples, if you elected to begin receiving annuity payouts within 30 days after the 10th or the 13th contract anniversary, you would not benefit from the rider because the monthly annuity payout in these examples is the same as under the standard provisions of the contract. Because the examples are based on assumed contract values, not actual investment results, you should not conclude from the examples that the riders will provide higher payments more frequently than the standard provisions of the contract.


------------------------------------------------------------------------------

RIVERSOURCE INNOVATIONS SELECT VARIABLE ANNUITY
- ISSUED BY RIVERSOURCE LIFE INSURANCE CO. OF NEW YORK - PROSPECTUS 103

APPENDIX L: CONDENSED FINANCIAL INFORMATION

(Unaudited)

The following tables give per-unit information about the financial history of the subaccounts representing the lowest and highest total annual variable account expense combinations. The date in which operations commenced in each price level is noted in parentheses. The SAI contains tables that give per-unit information about the financial history of each existing subaccount. You may obtain a copy of the SAI without charge by contacting us at the telephone number or address listed on the first page of the prospectus.

We have not provided this information for subaccounts that were not available under your contract as of Dec. 31, 2005.

VARIABLE ACCOUNT CHARGES OF 1.15% OF THE DAILY NET ASSETS OF THE VARIABLE
ACCOUNT.

YEAR ENDED DEC. 31,                                                                            2005    2004
------------------------------------------------------------------------------------------------------------
AIM V.I. BASIC VALUE FUND, SERIES II SHARES (11/15/2004)
Accumulation unit value at beginning of period                                                $1.03   $1.00
Accumulation unit value at end of period                                                      $1.07   $1.03
Number of accumulation units outstanding at end of period (000 omitted)                          76       6
------------------------------------------------------------------------------------------------------------
AIM V.I. CAPITAL DEVELOPMENT FUND, SERIES II SHARES (11/15/2004)
Accumulation unit value at beginning of period                                                $1.05   $1.00
Accumulation unit value at end of period                                                      $1.13   $1.05
Number of accumulation units outstanding at end of period (000 omitted)                          --      --
------------------------------------------------------------------------------------------------------------
AIM V.I. MID CAP CORE EQUITY FUND, SERIES II SHARES (11/15/2004)
Accumulation unit value at beginning of period                                                $1.03   $1.00
Accumulation unit value at end of period                                                      $1.09   $1.03
Number of accumulation units outstanding at end of period (000 omitted)                          18       2
------------------------------------------------------------------------------------------------------------
ALLIANCEBERNSTEIN VPS BALANCED SHARES PORTFOLIO (CLASS B) (11/15/2004)
Accumulation unit value at beginning of period                                                $1.02   $1.00
Accumulation unit value at end of period                                                      $1.05   $1.02
Number of accumulation units outstanding at end of period (000 omitted)                          15      --
------------------------------------------------------------------------------------------------------------
ALLIANCEBERNSTEIN VPS GROWTH AND INCOME PORTFOLIO (CLASS B) (11/15/2004)
Accumulation unit value at beginning of period                                                $1.03   $1.00
Accumulation unit value at end of period                                                      $1.07   $1.03
Number of accumulation units outstanding at end of period (000 omitted)                          --      --
------------------------------------------------------------------------------------------------------------
ALLIANCEBERNSTEIN VPS INTERNATIONAL VALUE PORTFOLIO (CLASS B) (11/15/2004)
Accumulation unit value at beginning of period                                                $1.05   $1.00
Accumulation unit value at end of period                                                      $1.22   $1.05
Number of accumulation units outstanding at end of period (000 omitted)                         126       3
------------------------------------------------------------------------------------------------------------
AMERICAN CENTURY VP INFLATION PROTECTION, CLASS II (11/15/2004)
Accumulation unit value at beginning of period                                                $1.01   $1.00
Accumulation unit value at end of period                                                      $1.01   $1.01
Number of accumulation units outstanding at end of period (000 omitted)                         241       7
------------------------------------------------------------------------------------------------------------
AMERICAN CENTURY VP INTERNATIONAL, CLASS II (11/15/2004)
Accumulation unit value at beginning of period                                                $1.06   $1.00
Accumulation unit value at end of period                                                      $1.18   $1.06
Number of accumulation units outstanding at end of period (000 omitted)                          --      --
------------------------------------------------------------------------------------------------------------
AMERICAN CENTURY VP ULTRA(R), CLASS II (11/15/2004)
Accumulation unit value at beginning of period                                                $1.03   $1.00
Accumulation unit value at end of period                                                      $1.04   $1.03
Number of accumulation units outstanding at end of period (000 omitted)                         191       5
------------------------------------------------------------------------------------------------------------
AMERICAN CENTURY VP VALUE, CLASS II (11/15/2004)
Accumulation unit value at beginning of period                                                $1.04   $1.00
Accumulation unit value at end of period                                                      $1.07   $1.04
Number of accumulation units outstanding at end of period (000 omitted)                           3      --
------------------------------------------------------------------------------------------------------------
COLUMBIA HIGH YIELD FUND, VARIABLE SERIES, CLASS B* (11/15/2004)
Accumulation unit value at beginning of period                                                $1.00   $1.00
Accumulation unit value at end of period                                                      $1.01   $1.00
Number of accumulation units outstanding at end of period (000 omitted)                          63       3

*     Columbia High Yield Fund, Variable Series, Class B merged into Nations High Yield Bond Portfolio on
      April 28, 2006. On May 1, 2006, Nations High Yield Bond Portfolio changed its name to Columbia High
      Yield Fund, Variable Series, Class B.
------------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------

104 RIVERSOURCE INNOVATIONS SELECT VARIABLE ANNUITY
- ISSUED BY RIVERSOURCE LIFE INSURANCE CO. OF NEW YORK - PROSPECTUS

VARIABLE ACCOUNT CHARGES OF 1.15% OF THE DAILY NET ASSETS OF THE VARIABLE ACCOUNT. (CONTINUED)

YEAR ENDED DEC. 31,                                                                            2005    2004
------------------------------------------------------------------------------------------------------------
COLUMBIA SMALL CAP VALUE FUND, VARIABLE SERIES, CLASS B (11/15/2004)
Accumulation unit value at beginning of period                                                $1.06   $1.00
Accumulation unit value at end of period                                                      $1.10   $1.06
Number of accumulation units outstanding at end of period (000 omitted)                          --      --
------------------------------------------------------------------------------------------------------------
DREYFUS INVESTMENT PORTFOLIOS MIDCAP STOCK PORTFOLIO, SERVICE SHARES (11/15/2004)
Accumulation unit value at beginning of period                                                $1.04   $1.00
Accumulation unit value at end of period                                                      $1.12   $1.04
Number of accumulation units outstanding at end of period (000 omitted)                           9      --
------------------------------------------------------------------------------------------------------------
DREYFUS INVESTMENT PORTFOLIOS TECHNOLOGY GROWTH PORTFOLIO, SERVICE SHARES (11/15/2004)
Accumulation unit value at beginning of period                                                $1.02   $1.00
Accumulation unit value at end of period                                                      $1.05   $1.02
Number of accumulation units outstanding at end of period (000 omitted)                          46       1
------------------------------------------------------------------------------------------------------------
DREYFUS VARIABLE INVESTMENT FUND APPRECIATION PORTFOLIO, SERVICE SHARES (11/15/2004)
Accumulation unit value at beginning of period                                                $1.02   $1.00
Accumulation unit value at end of period                                                      $1.05   $1.02
Number of accumulation units outstanding at end of period (000 omitted)                          --      --
------------------------------------------------------------------------------------------------------------
DREYFUS VARIABLE INVESTMENT FUND INTERNATIONAL VALUE PORTFOLIO, SERVICE SHARES (11/15/2004)
Accumulation unit value at beginning of period                                                $1.05   $1.00
Accumulation unit value at end of period                                                      $1.16   $1.05
Number of accumulation units outstanding at end of period (000 omitted)                          --      --
------------------------------------------------------------------------------------------------------------
FIDELITY(R) VIP CONTRAFUND(R) PORTFOLIO SERVICE CLASS 2 (11/15/2004)
Accumulation unit value at beginning of period                                                $1.03   $1.00
Accumulation unit value at end of period                                                      $1.19   $1.03
Number of accumulation units outstanding at end of period (000 omitted)                         496       6
------------------------------------------------------------------------------------------------------------
FIDELITY(R) VIP GROWTH PORTFOLIO SERVICE CLASS 2 (11/15/2004)
Accumulation unit value at beginning of period                                                $1.02   $1.00
Accumulation unit value at end of period                                                      $1.06   $1.02
Number of accumulation units outstanding at end of period (000 omitted)                           3      --
------------------------------------------------------------------------------------------------------------
FIDELITY(R) VIP INVESTMENT GRADE BOND PORTFOLIO SERVICE CLASS 2 (11/15/2004)
Accumulation unit value at beginning of period                                                $1.00   $1.00
Accumulation unit value at end of period                                                      $1.01   $1.00
Number of accumulation units outstanding at end of period (000 omitted)                         206       3
------------------------------------------------------------------------------------------------------------
FIDELITY(R) VIP MID CAP PORTFOLIO SERVICE CLASS 2 (11/15/2004)
Accumulation unit value at beginning of period                                                $1.05   $1.00
Accumulation unit value at end of period                                                      $1.23   $1.05
Number of accumulation units outstanding at end of period (000 omitted)                          43      --
------------------------------------------------------------------------------------------------------------
FIDELITY(R) VIP OVERSEAS PORTFOLIO SERVICE CLASS 2 (11/15/2004)
Accumulation unit value at beginning of period                                                $1.05   $1.00
Accumulation unit value at end of period                                                      $1.23   $1.05
Number of accumulation units outstanding at end of period (000 omitted)                          33       3
------------------------------------------------------------------------------------------------------------
FTVIPT FRANKLIN INCOME SECURITIES FUND - CLASS 2 (11/15/2004)
Accumulation unit value at beginning of period                                                $1.03   $1.00
Accumulation unit value at end of period                                                      $1.04   $1.03
Number of accumulation units outstanding at end of period (000 omitted)                          --      --
------------------------------------------------------------------------------------------------------------
FTVIPT FRANKLIN RISING DIVIDENDS SECURITIES FUND - CLASS 2 (11/15/2004)
Accumulation unit value at beginning of period                                                $1.03   $1.00
Accumulation unit value at end of period                                                      $1.05   $1.03
Number of accumulation units outstanding at end of period (000 omitted)                           3      --
------------------------------------------------------------------------------------------------------------
FTVIPT FRANKLIN SMALL-MID CAP GROWTH SECURITIES FUND - CLASS 2 (11/15/2004)
Accumulation unit value at beginning of period                                                $1.03   $1.00
Accumulation unit value at end of period                                                      $1.06   $1.03
Number of accumulation units outstanding at end of period (000 omitted)                           8      --
------------------------------------------------------------------------------------------------------------
FTVIPT MUTUAL SHARES SECURITIES FUND - CLASS 2 (11/15/2004)
Accumulation unit value at beginning of period                                                $1.04   $1.00
Accumulation unit value at end of period                                                      $1.14   $1.04
Number of accumulation units outstanding at end of period (000 omitted)                          --      --
------------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------

RIVERSOURCE INNOVATIONS SELECT VARIABLE ANNUITY
- ISSUED BY RIVERSOURCE LIFE INSURANCE CO. OF NEW YORK - PROSPECTUS 105

VARIABLE ACCOUNT CHARGES OF 1.15% OF THE DAILY NET ASSETS OF THE VARIABLE ACCOUNT. (CONTINUED)

YEAR ENDED DEC. 31,                                                                            2005    2004
------------------------------------------------------------------------------------------------------------
FTVIPT TEMPLETON GLOBAL INCOME SECURITIES FUND - CLASS 2 (11/15/2004)
Accumulation unit value at beginning of period                                                $1.05   $1.00
Accumulation unit value at end of period                                                      $1.00   $1.05
Number of accumulation units outstanding at end of period (000 omitted)                          82       2
------------------------------------------------------------------------------------------------------------
FTVIPT TEMPLETON GROWTH SECURITIES FUND - CLASS 2 (11/15/2004)
Accumulation unit value at beginning of period                                                $1.04   $1.00
Accumulation unit value at end of period                                                      $1.12   $1.04
Number of accumulation units outstanding at end of period (000 omitted)                          --      --
------------------------------------------------------------------------------------------------------------
GOLDMAN SACHS VIT MID CAP VALUE FUND (11/15/2004)
Accumulation unit value at beginning of period                                                $1.05   $1.00
Accumulation unit value at end of period                                                      $1.17   $1.05
Number of accumulation units outstanding at end of period (000 omitted)                         105       3
------------------------------------------------------------------------------------------------------------
MFS(R) INVESTORS GROWTH STOCK SERIES - SERVICE CLASS (11/15/2004)
Accumulation unit value at beginning of period                                                $1.03   $1.00
Accumulation unit value at end of period                                                      $1.07   $1.03
Number of accumulation units outstanding at end of period (000 omitted)                          --      --
------------------------------------------------------------------------------------------------------------
MFS(R) NEW DISCOVERY SERIES - SERVICE CLASS (11/15/2004)
Accumulation unit value at beginning of period                                                $1.04   $1.00
Accumulation unit value at end of period                                                      $1.08   $1.04
Number of accumulation units outstanding at end of period (000 omitted)                          --      --
------------------------------------------------------------------------------------------------------------
MFS(R) TOTAL RETURN SERIES - SERVICE CLASS (11/15/2004)
Accumulation unit value at beginning of period                                                $1.02   $1.00
Accumulation unit value at end of period                                                      $1.04   $1.02
Number of accumulation units outstanding at end of period (000 omitted)                           5      --
------------------------------------------------------------------------------------------------------------
MFS(R) UTILITIES SERIES - SERVICE CLASS (11/15/2004)
Accumulation unit value at beginning of period                                                $1.06   $1.00
Accumulation unit value at end of period                                                      $1.22   $1.06
Number of accumulation units outstanding at end of period (000 omitted)                          --      --
------------------------------------------------------------------------------------------------------------
OPPENHEIMER CAPITAL APPRECIATION FUND/VA, SERVICE SHARES (11/15/2004)
Accumulation unit value at beginning of period                                                $1.02   $1.00
Accumulation unit value at end of period                                                      $1.06   $1.02
Number of accumulation units outstanding at end of period (000 omitted)                         139       4
------------------------------------------------------------------------------------------------------------
OPPENHEIMER GLOBAL SECURITIES FUND/VA, SERVICE SHARES (11/15/2004)
Accumulation unit value at beginning of period                                                $1.07   $1.00
Accumulation unit value at end of period                                                      $1.21   $1.07
Number of accumulation units outstanding at end of period (000 omitted)                          --      --
------------------------------------------------------------------------------------------------------------
OPPENHEIMER MAIN STREET SMALL CAP FUND/VA, SERVICE SHARES (11/15/2004)
Accumulation unit value at beginning of period                                                $1.05   $1.00
Accumulation unit value at end of period                                                      $1.13   $1.05
Number of accumulation units outstanding at end of period (000 omitted)                          62      --
------------------------------------------------------------------------------------------------------------
OPPENHEIMER STRATEGIC BOND FUND/VA, SERVICE SHARES (11/15/2004)
Accumulation unit value at beginning of period                                                $1.02   $1.00
Accumulation unit value at end of period                                                      $1.03   $1.02
Number of accumulation units outstanding at end of period (000 omitted)                         265       5
------------------------------------------------------------------------------------------------------------
PUTNAM VT HEALTH SCIENCES FUND - CLASS IB SHARES (11/15/2004)
Accumulation unit value at beginning of period                                                $1.04   $1.00
Accumulation unit value at end of period                                                      $1.16   $1.04
Number of accumulation units outstanding at end of period (000 omitted)                           2      --
------------------------------------------------------------------------------------------------------------
PUTNAM VT INTERNATIONAL EQUITY FUND - CLASS IB SHARES (11/15/2004)
Accumulation unit value at beginning of period                                                $1.06   $1.00
Accumulation unit value at end of period                                                      $1.17   $1.06
Number of accumulation units outstanding at end of period (000 omitted)                          --      --
------------------------------------------------------------------------------------------------------------
PUTNAM VT SMALL CAP VALUE FUND - CLASS IB SHARES (11/15/2004)
Accumulation unit value at beginning of period                                                $1.05   $1.00
Accumulation unit value at end of period                                                      $1.12   $1.05
Number of accumulation units outstanding at end of period (000 omitted)                           2      --
------------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------

106 RIVERSOURCE INNOVATIONS SELECT VARIABLE ANNUITY
- ISSUED BY RIVERSOURCE LIFE INSURANCE CO. OF NEW YORK - PROSPECTUS

VARIABLE ACCOUNT CHARGES OF 1.15% OF THE DAILY NET ASSETS OF THE VARIABLE ACCOUNT. (CONTINUED)

YEAR ENDED DEC. 31,                                                                            2005    2004
------------------------------------------------------------------------------------------------------------
PUTNAM VT VISTA FUND - CLASS IB SHARES (11/15/2004)
Accumulation unit value at beginning of period                                                $1.06   $1.00
Accumulation unit value at end of period                                                      $1.17   $1.06
Number of accumulation units outstanding at end of period (000 omitted)                          --      --
------------------------------------------------------------------------------------------------------------
RIVERSOURCE(SM) VARIABLE PORTFOLIO - CASH MANAGEMENT FUND* (11/15/2004)
Accumulation unit value at beginning of period                                                $1.00   $1.00
Accumulation unit value at end of period                                                      $1.01   $1.00
Number of accumulation units outstanding at end of period (000 omitted)                         105      --

*     The 7-day simple and compound yields for RiverSource(SM) Variable Portfolio - Cash Management Fund at
      Dec. 31, 2005 were 2.46% and 2.49%, respectively.
------------------------------------------------------------------------------------------------------------
RIVERSOURCE(SM) VARIABLE PORTFOLIO - DIVERSIFIED BOND FUND (11/15/2004)
Accumulation unit value at beginning of period                                                $1.00   $1.00
Accumulation unit value at end of period                                                      $1.01   $1.00
Number of accumulation units outstanding at end of period (000 omitted)                          10      --
------------------------------------------------------------------------------------------------------------
RIVERSOURCE(SM) VARIABLE PORTFOLIO - DIVERSIFIED EQUITY INCOME FUND (11/15/2004)
Accumulation unit value at beginning of period                                                $1.05   $1.00
Accumulation unit value at end of period                                                      $1.18   $1.05
Number of accumulation units outstanding at end of period (000 omitted)                         198      --
------------------------------------------------------------------------------------------------------------
RIVERSOURCE(SM) VARIABLE PORTFOLIO - EMERGING MARKETS FUND (11/15/2004)
Accumulation unit value at beginning of period                                                $1.08   $1.00
Accumulation unit value at end of period                                                      $1.43   $1.08
Number of accumulation units outstanding at end of period (000 omitted)                          79       2
------------------------------------------------------------------------------------------------------------
RIVERSOURCE(SM) VARIABLE PORTFOLIO - GROWTH FUND (11/15/2004)
Accumulation unit value at beginning of period                                                $1.03   $1.00
Accumulation unit value at end of period                                                      $1.11   $1.03
Number of accumulation units outstanding at end of period (000 omitted)                          --      --
------------------------------------------------------------------------------------------------------------
RIVERSOURCE(SM) VARIABLE PORTFOLIO - HIGH YIELD BOND FUND (11/15/2004)
Accumulation unit value at beginning of period                                                $1.01   $1.00
Accumulation unit value at end of period                                                      $1.04   $1.01
Number of accumulation units outstanding at end of period (000 omitted)                          35      --
------------------------------------------------------------------------------------------------------------
RIVERSOURCE(SM) VARIABLE PORTFOLIO - INCOME OPPORTUNITIES FUND (11/15/2004)
Accumulation unit value at beginning of period                                                $1.01   $1.00
Accumulation unit value at end of period                                                      $1.03   $1.01
Number of accumulation units outstanding at end of period (000 omitted)                          --      --
------------------------------------------------------------------------------------------------------------
RIVERSOURCE(SM) VARIABLE PORTFOLIO - INTERNATIONAL OPPORTUNITY FUND (11/15/2004)
Accumulation unit value at beginning of period                                                $1.06   $1.00
Accumulation unit value at end of period                                                      $1.19   $1.06
Number of accumulation units outstanding at end of period (000 omitted)                          --      --
------------------------------------------------------------------------------------------------------------
RIVERSOURCE(SM) VARIABLE PORTFOLIO - LARGE CAP EQUITY FUND* (11/15/2004)
Accumulation unit value at beginning of period                                                $1.03   $1.00
Accumulation unit value at end of period                                                      $1.08   $1.03
Number of accumulation units outstanding at end of period (000 omitted)                          87       9

*     RiverSource(SM) Variable Portfolio - New Dimensions Fund(R) merged into RiverSource(SM) Variable
      Portfolio - Large Cap Equity Fund on March 17, 2006.
------------------------------------------------------------------------------------------------------------
RIVERSOURCE(SM) VARIABLE PORTFOLIO - LARGE CAP VALUE FUND (11/15/2004)
Accumulation unit value at beginning of period                                                $1.03   $1.00
Accumulation unit value at end of period                                                      $1.07   $1.03
Number of accumulation units outstanding at end of period (000 omitted)                          --      --
------------------------------------------------------------------------------------------------------------
RIVERSOURCE(SM) VARIABLE PORTFOLIO - MID CAP GROWTH FUND (11/15/2004)
Accumulation unit value at beginning of period                                                $1.04   $1.00
Accumulation unit value at end of period                                                      $1.13   $1.04
Number of accumulation units outstanding at end of period (000 omitted)                          --      --
------------------------------------------------------------------------------------------------------------
RIVERSOURCE(SM) VARIABLE PORTFOLIO - NEW DIMENSIONS FUND(R)* (11/15/2004)
Accumulation unit value at beginning of period                                                $1.01   $1.00
Accumulation unit value at end of period                                                      $1.02   $1.01
Number of accumulation units outstanding at end of period (000 omitted)                          --      --

*     RiverSource(SM) Variable Portfolio - New Dimensions Fund(R) merged into RiverSource(SM) Variable
      Portfolio - Large Cap Equity Fund on March 17, 2006.
------------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------

RIVERSOURCE INNOVATIONS SELECT VARIABLE ANNUITY
- ISSUED BY RIVERSOURCE LIFE INSURANCE CO. OF NEW YORK - PROSPECTUS 107

VARIABLE ACCOUNT CHARGES OF 1.15% OF THE DAILY NET ASSETS OF THE VARIABLE ACCOUNT. (CONTINUED)

YEAR ENDED DEC. 31,                                                                            2005    2004
------------------------------------------------------------------------------------------------------------
RIVERSOURCE(SM) VARIABLE PORTFOLIO - S&P 500 INDEX FUND (11/15/2004)
Accumulation unit value at beginning of period                                                $1.02   $1.00
Accumulation unit value at end of period                                                      $1.06   $1.02
Number of accumulation units outstanding at end of period (000 omitted)                          --      --
------------------------------------------------------------------------------------------------------------
RIVERSOURCE(SM) VARIABLE PORTFOLIO - SELECT VALUE FUND (11/15/2004)
Accumulation unit value at beginning of period                                                $1.04   $1.00
Accumulation unit value at end of period                                                      $1.04   $1.04
Number of accumulation units outstanding at end of period (000 omitted)                          --      --
------------------------------------------------------------------------------------------------------------
RIVERSOURCE(SM) VARIABLE PORTFOLIO - SHORT DURATION U.S. GOVERNMENT FUND (11/15/2004)
Accumulation unit value at beginning of period                                                $1.00   $1.00
Accumulation unit value at end of period                                                      $1.01   $1.00
Number of accumulation units outstanding at end of period (000 omitted)                          25      --
------------------------------------------------------------------------------------------------------------
RIVERSOURCE(SM) VARIABLE PORTFOLIO - SMALL CAP VALUE FUND (11/15/2004)
Accumulation unit value at beginning of period                                                $1.05   $1.00
Accumulation unit value at end of period                                                      $1.10   $1.05
Number of accumulation units outstanding at end of period (000 omitted)                         149       5
------------------------------------------------------------------------------------------------------------
VAN KAMPEN LIFE INVESTMENT TRUST COMSTOCK PORTFOLIO CLASS II SHARES (11/15/2004)
Accumulation unit value at beginning of period                                                $1.03   $1.00
Accumulation unit value at end of period                                                      $1.06   $1.03
Number of accumulation units outstanding at end of period (000 omitted)                         343       8
------------------------------------------------------------------------------------------------------------
VAN KAMPEN UIF U.S. REAL ESTATE PORTFOLIO CLASS II SHARES (11/15/2004)
Accumulation unit value at beginning of period                                                $1.05   $1.00
Accumulation unit value at end of period                                                      $1.22   $1.05
Number of accumulation units outstanding at end of period (000 omitted)                          20      --
------------------------------------------------------------------------------------------------------------
WANGER INTERNATIONAL SMALL CAP (11/15/2004)
Accumulation unit value at beginning of period                                                $1.09   $1.00
Accumulation unit value at end of period                                                      $1.30   $1.09
Number of accumulation units outstanding at end of period (000 omitted)                         115       4
------------------------------------------------------------------------------------------------------------
WANGER U.S. SMALLER COMPANIES (11/15/2004)
Accumulation unit value at beginning of period                                                $1.04   $1.00
Accumulation unit value at end of period                                                      $1.14   $1.04
Number of accumulation units outstanding at end of period (000 omitted)                          82       2
------------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------

108 RIVERSOURCE INNOVATIONS SELECT VARIABLE ANNUITY
- ISSUED BY RIVERSOURCE LIFE INSURANCE CO. OF NEW YORK - PROSPECTUS

VARIABLE ACCOUNT CHARGES OF 1.70% OF THE DAILY NET ASSETS OF THE VARIABLE
ACCOUNT.

YEAR ENDED DEC. 31,                                                                            2005    2004
------------------------------------------------------------------------------------------------------------
AIM V.I. BASIC VALUE FUND, SERIES II SHARES (11/15/2004)
Accumulation unit value at beginning of period                                                $1.03   $1.00
Accumulation unit value at end of period                                                      $1.07   $1.03
Number of accumulation units outstanding at end of period (000 omitted)                           6       1
------------------------------------------------------------------------------------------------------------
AIM V.I. CAPITAL DEVELOPMENT FUND, SERIES II SHARES (11/15/2004)
Accumulation unit value at beginning of period                                                $1.05   $1.00
Accumulation unit value at end of period                                                      $1.13   $1.05
Number of accumulation units outstanding at end of period (000 omitted)                          --      --
------------------------------------------------------------------------------------------------------------
AIM V.I. MID CAP CORE EQUITY FUND, SERIES II SHARES (11/15/2004)
Accumulation unit value at beginning of period                                                $1.02   $1.00
Accumulation unit value at end of period                                                      $1.08   $1.02
Number of accumulation units outstanding at end of period (000 omitted)                           2      --
------------------------------------------------------------------------------------------------------------
ALLIANCEBERNSTEIN VPS BALANCED SHARES PORTFOLIO (CLASS B) (11/15/2004)
Accumulation unit value at beginning of period                                                $1.02   $1.00
Accumulation unit value at end of period                                                      $1.04   $1.02
Number of accumulation units outstanding at end of period (000 omitted)                          --      --
------------------------------------------------------------------------------------------------------------
ALLIANCEBERNSTEIN VPS GROWTH AND INCOME PORTFOLIO (CLASS B) (11/15/2004)
Accumulation unit value at beginning of period                                                $1.03   $1.00
Accumulation unit value at end of period                                                      $1.06   $1.03
Number of accumulation units outstanding at end of period (000 omitted)                          --      --
------------------------------------------------------------------------------------------------------------
ALLIANCEBERNSTEIN VPS INTERNATIONAL VALUE PORTFOLIO (CLASS B) (11/15/2004)
Accumulation unit value at beginning of period                                                $1.05   $1.00
Accumulation unit value at end of period                                                      $1.21   $1.05
Number of accumulation units outstanding at end of period (000 omitted)                          28       1
------------------------------------------------------------------------------------------------------------
AMERICAN CENTURY VP INFLATION PROTECTION, CLASS II (11/15/2004)
Accumulation unit value at beginning of period                                                $1.01   $1.00
Accumulation unit value at end of period                                                      $1.01   $1.01
Number of accumulation units outstanding at end of period (000 omitted)                          50       3
------------------------------------------------------------------------------------------------------------
AMERICAN CENTURY VP INTERNATIONAL, CLASS II (11/15/2004)
Accumulation unit value at beginning of period                                                $1.06   $1.00
Accumulation unit value at end of period                                                      $1.18   $1.06
Number of accumulation units outstanding at end of period (000 omitted)                          --      --
------------------------------------------------------------------------------------------------------------
AMERICAN CENTURY VP ULTRA(R), CLASS II (11/15/2004)
Accumulation unit value at beginning of period                                                $1.03   $1.00
Accumulation unit value at end of period                                                      $1.03   $1.03
Number of accumulation units outstanding at end of period (000 omitted)                          36      --
------------------------------------------------------------------------------------------------------------
AMERICAN CENTURY VP VALUE, CLASS II (11/15/2004)
Accumulation unit value at beginning of period                                                $1.04   $1.00
Accumulation unit value at end of period                                                      $1.07   $1.04
Number of accumulation units outstanding at end of period (000 omitted)                          --      --
------------------------------------------------------------------------------------------------------------
COLUMBIA HIGH YIELD FUND, VARIABLE SERIES, CLASS B* (11/15/2004)
Accumulation unit value at beginning of period                                                $1.00   $1.00
Accumulation unit value at end of period                                                      $1.01   $1.00
Number of accumulation units outstanding at end of period (000 omitted)                          16       1

*     Columbia High Yield Fund, Variable Series, Class B merged into Nations High Yield Bond Portfolio on
      April 28, 2006. On May 1, 2006, Nations High Yield Bond Portfolio changed its name to Columbia High
      Yield Fund, Variable Series, Class B.
------------------------------------------------------------------------------------------------------------
COLUMBIA SMALL CAP VALUE FUND, VARIABLE SERIES, CLASS B (11/15/2004)
Accumulation unit value at beginning of period                                                $1.06   $1.00
Accumulation unit value at end of period                                                      $1.09   $1.06
Number of accumulation units outstanding at end of period (000 omitted)                          --      --
------------------------------------------------------------------------------------------------------------
DREYFUS INVESTMENT PORTFOLIOS MIDCAP STOCK PORTFOLIO, SERVICE SHARES (11/15/2004)
Accumulation unit value at beginning of period                                                $1.04   $1.00
Accumulation unit value at end of period                                                      $1.11   $1.04
Number of accumulation units outstanding at end of period (000 omitted)                          --      --
------------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------

RIVERSOURCE INNOVATIONS SELECT VARIABLE ANNUITY
- ISSUED BY RIVERSOURCE LIFE INSURANCE CO. OF NEW YORK - PROSPECTUS 109

VARIABLE ACCOUNT CHARGES OF 1.70% OF THE DAILY NET ASSETS OF THE VARIABLE ACCOUNT. (CONTINUED)

YEAR ENDED DEC. 31,                                                                            2005    2004
------------------------------------------------------------------------------------------------------------
DREYFUS INVESTMENT PORTFOLIOS TECHNOLOGY GROWTH PORTFOLIO, SERVICE SHARES (11/15/2004)
Accumulation unit value at beginning of period                                                $1.02   $1.00
Accumulation unit value at end of period                                                      $1.04   $1.02
Number of accumulation units outstanding at end of period (000 omitted)                           8      --
------------------------------------------------------------------------------------------------------------
DREYFUS VARIABLE INVESTMENT FUND APPRECIATION PORTFOLIO, SERVICE SHARES (11/15/2004)
Accumulation unit value at beginning of period                                                $1.02   $1.00
Accumulation unit value at end of period                                                      $1.04   $1.02
Number of accumulation units outstanding at end of period (000 omitted)                          --      --
------------------------------------------------------------------------------------------------------------
DREYFUS VARIABLE INVESTMENT FUND INTERNATIONAL VALUE PORTFOLIO, SERVICE SHARES (11/15/2004)
Accumulation unit value at beginning of period                                                $1.05   $1.00
Accumulation unit value at end of period                                                      $1.15   $1.05
Number of accumulation units outstanding at end of period (000 omitted)                          --      --
------------------------------------------------------------------------------------------------------------
FIDELITY(R) VIP CONTRAFUND(R) PORTFOLIO SERVICE CLASS 2 (11/15/2004)
Accumulation unit value at beginning of period                                                $1.03   $1.00
Accumulation unit value at end of period                                                      $1.18   $1.03
Number of accumulation units outstanding at end of period (000 omitted)                         105      43
------------------------------------------------------------------------------------------------------------
FIDELITY(R) VIP GROWTH PORTFOLIO SERVICE CLASS 2 (11/15/2004)
Accumulation unit value at beginning of period                                                $1.02   $1.00
Accumulation unit value at end of period                                                      $1.06   $1.02
Number of accumulation units outstanding at end of period (000 omitted)                          --      --
------------------------------------------------------------------------------------------------------------
FIDELITY(R) VIP INVESTMENT GRADE BOND PORTFOLIO SERVICE CLASS 2 (11/15/2004)
Accumulation unit value at beginning of period                                                $1.00   $1.00
Accumulation unit value at end of period                                                      $1.01   $1.00
Number of accumulation units outstanding at end of period (000 omitted)                          52       3
------------------------------------------------------------------------------------------------------------
FIDELITY(R) VIP MID CAP PORTFOLIO SERVICE CLASS 2 (11/15/2004)
Accumulation unit value at beginning of period                                                $1.05   $1.00
Accumulation unit value at end of period                                                      $1.22   $1.05
Number of accumulation units outstanding at end of period (000 omitted)                          12      --
------------------------------------------------------------------------------------------------------------
FIDELITY(R) VIP OVERSEAS PORTFOLIO SERVICE CLASS 2 (11/15/2004)
Accumulation unit value at beginning of period                                                $1.05   $1.00
Accumulation unit value at end of period                                                      $1.23   $1.05
Number of accumulation units outstanding at end of period (000 omitted)                           3      --
------------------------------------------------------------------------------------------------------------
FTVIPT FRANKLIN INCOME SECURITIES FUND - CLASS 2 (11/15/2004)
Accumulation unit value at beginning of period                                                $1.03   $1.00
Accumulation unit value at end of period                                                      $1.03   $1.03
Number of accumulation units outstanding at end of period (000 omitted)                          --      --
------------------------------------------------------------------------------------------------------------
FTVIPT FRANKLIN RISING DIVIDENDS SECURITIES FUND - CLASS 2 (11/15/2004)
Accumulation unit value at beginning of period                                                $1.03   $1.00
Accumulation unit value at end of period                                                      $1.04   $1.03
Number of accumulation units outstanding at end of period (000 omitted)                          --      --
------------------------------------------------------------------------------------------------------------
FTVIPT FRANKLIN SMALL-MID CAP GROWTH SECURITIES FUND - CLASS 2 (11/15/2004)
Accumulation unit value at beginning of period                                                $1.02   $1.00
Accumulation unit value at end of period                                                      $1.06   $1.02
Number of accumulation units outstanding at end of period (000 omitted)                          --      --
------------------------------------------------------------------------------------------------------------
FTVIPT MUTUAL SHARES SECURITIES FUND - CLASS 2 (11/15/2004)
Accumulation unit value at beginning of period                                                $1.04   $1.00
Accumulation unit value at end of period                                                      $1.13   $1.04
Number of accumulation units outstanding at end of period (000 omitted)                          33      33
------------------------------------------------------------------------------------------------------------
FTVIPT TEMPLETON GLOBAL INCOME SECURITIES FUND - CLASS 2 (11/15/2004)
Accumulation unit value at beginning of period                                                $1.05   $1.00
Accumulation unit value at end of period                                                      $1.00   $1.05
Number of accumulation units outstanding at end of period (000 omitted)                          19       1
------------------------------------------------------------------------------------------------------------
FTVIPT TEMPLETON GROWTH SECURITIES FUND - CLASS 2 (11/15/2004)
Accumulation unit value at beginning of period                                                $1.04   $1.00
Accumulation unit value at end of period                                                      $1.11   $1.04
Number of accumulation units outstanding at end of period (000 omitted)                          --      --
------------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------

110 RIVERSOURCE INNOVATIONS SELECT VARIABLE ANNUITY
- ISSUED BY RIVERSOURCE LIFE INSURANCE CO. OF NEW YORK - PROSPECTUS

VARIABLE ACCOUNT CHARGES OF 1.70% OF THE DAILY NET ASSETS OF THE VARIABLE ACCOUNT. (CONTINUED)

YEAR ENDED DEC. 31,                                                                            2005    2004
------------------------------------------------------------------------------------------------------------
GOLDMAN SACHS VIT MID CAP VALUE FUND (11/15/2004)
Accumulation unit value at beginning of period                                                $1.04   $1.00
Accumulation unit value at end of period                                                      $1.16   $1.04
Number of accumulation units outstanding at end of period (000 omitted)                          18      --
------------------------------------------------------------------------------------------------------------
MFS(R) INVESTORS GROWTH STOCK SERIES - SERVICE CLASS (11/15/2004)
Accumulation unit value at beginning of period                                                $1.03   $1.00
Accumulation unit value at end of period                                                      $1.06   $1.03
Number of accumulation units outstanding at end of period (000 omitted)                          --      --
------------------------------------------------------------------------------------------------------------
MFS(R) NEW DISCOVERY SERIES - SERVICE CLASS (11/15/2004)
Accumulation unit value at beginning of period                                                $1.04   $1.00
Accumulation unit value at end of period                                                      $1.07   $1.04
Number of accumulation units outstanding at end of period (000 omitted)                          --      --
------------------------------------------------------------------------------------------------------------
MFS(R) TOTAL RETURN SERIES - SERVICE CLASS (11/15/2004)
Accumulation unit value at beginning of period                                                $1.02   $1.00
Accumulation unit value at end of period                                                      $1.03   $1.02
Number of accumulation units outstanding at end of period (000 omitted)                          --      --
------------------------------------------------------------------------------------------------------------
MFS(R) UTILITIES SERIES - SERVICE CLASS (11/15/2004)
Accumulation unit value at beginning of period                                                $1.06   $1.00
Accumulation unit value at end of period                                                      $1.21   $1.06
Number of accumulation units outstanding at end of period (000 omitted)                          --      --
------------------------------------------------------------------------------------------------------------
OPPENHEIMER CAPITAL APPRECIATION FUND/VA, SERVICE SHARES (11/15/2004)
Accumulation unit value at beginning of period                                                $1.02   $1.00
Accumulation unit value at end of period                                                      $1.05   $1.02
Number of accumulation units outstanding at end of period (000 omitted)                          63      35
------------------------------------------------------------------------------------------------------------
OPPENHEIMER GLOBAL SECURITIES FUND/VA, SERVICE SHARES (11/15/2004)
Accumulation unit value at beginning of period                                                $1.07   $1.00
Accumulation unit value at end of period                                                      $1.20   $1.07
Number of accumulation units outstanding at end of period (000 omitted)                          --      --
------------------------------------------------------------------------------------------------------------
OPPENHEIMER MAIN STREET SMALL CAP FUND/VA, SERVICE SHARES (11/15/2004)
Accumulation unit value at beginning of period                                                $1.04   $1.00
Accumulation unit value at end of period                                                      $1.13   $1.04
Number of accumulation units outstanding at end of period (000 omitted)                          --      --
------------------------------------------------------------------------------------------------------------
OPPENHEIMER STRATEGIC BOND FUND/VA, SERVICE SHARES (11/15/2004)
Accumulation unit value at beginning of period                                                $1.02   $1.00
Accumulation unit value at end of period                                                      $1.03   $1.02
Number of accumulation units outstanding at end of period (000 omitted)                          61      27
------------------------------------------------------------------------------------------------------------
PUTNAM VT HEALTH SCIENCES FUND - CLASS IB SHARES (11/15/2004)
Accumulation unit value at beginning of period                                                $1.04   $1.00
Accumulation unit value at end of period                                                      $1.15   $1.04
Number of accumulation units outstanding at end of period (000 omitted)                          --      --
------------------------------------------------------------------------------------------------------------
PUTNAM VT INTERNATIONAL EQUITY FUND - CLASS IB SHARES (11/15/2004)
Accumulation unit value at beginning of period                                                $1.05   $1.00
Accumulation unit value at end of period                                                      $1.16   $1.05
Number of accumulation units outstanding at end of period (000 omitted)                          --      --
------------------------------------------------------------------------------------------------------------
PUTNAM VT SMALL CAP VALUE FUND - CLASS IB SHARES (11/15/2004)
Accumulation unit value at beginning of period                                                $1.05   $1.00
Accumulation unit value at end of period                                                      $1.11   $1.05
Number of accumulation units outstanding at end of period (000 omitted)                          --      --
------------------------------------------------------------------------------------------------------------
PUTNAM VT VISTA FUND - CLASS IB SHARES (11/15/2004)
Accumulation unit value at beginning of period                                                $1.06   $1.00
Accumulation unit value at end of period                                                      $1.17   $1.06
Number of accumulation units outstanding at end of period (000 omitted)                          --      --
------------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------

RIVERSOURCE INNOVATIONS SELECT VARIABLE ANNUITY
- ISSUED BY RIVERSOURCE LIFE INSURANCE CO. OF NEW YORK - PROSPECTUS 111

VARIABLE ACCOUNT CHARGES OF 1.70% OF THE DAILY NET ASSETS OF THE VARIABLE ACCOUNT. (CONTINUED)

YEAR ENDED DEC. 31,                                                                            2005    2004
------------------------------------------------------------------------------------------------------------
RIVERSOURCE(SM) VARIABLE PORTFOLIO - CASH MANAGEMENT FUND* (11/15/2004)
Accumulation unit value at beginning of period                                                $1.00   $1.00
Accumulation unit value at end of period                                                      $1.01   $1.00
Number of accumulation units outstanding at end of period (000 omitted)                           4       1

*     The 7-day simple and compound yields for RiverSource(SM) Variable Portfolio - Cash Management Fund at
      Dec. 31, 2005 were 1.87% and 1.89%, respectively.
------------------------------------------------------------------------------------------------------------
RIVERSOURCE(SM) VARIABLE PORTFOLIO - DIVERSIFIED BOND FUND (11/15/2004)
Accumulation unit value at beginning of period                                                $1.00   $1.00
Accumulation unit value at end of period                                                      $1.01   $1.00
Number of accumulation units outstanding at end of period (000 omitted)                          --      --
------------------------------------------------------------------------------------------------------------
RIVERSOURCE(SM) VARIABLE PORTFOLIO - DIVERSIFIED EQUITY INCOME FUND (11/15/2004)
Accumulation unit value at beginning of period                                                $1.05   $1.00
Accumulation unit value at end of period                                                      $1.17   $1.05
Number of accumulation units outstanding at end of period (000 omitted)                          51      --
------------------------------------------------------------------------------------------------------------
RIVERSOURCE(SM) VARIABLE PORTFOLIO - EMERGING MARKETS FUND (11/15/2004)
Accumulation unit value at beginning of period                                                $1.08   $1.00
Accumulation unit value at end of period                                                      $1.42   $1.08
Number of accumulation units outstanding at end of period (000 omitted)                          15      --
------------------------------------------------------------------------------------------------------------
RIVERSOURCE(SM) VARIABLE PORTFOLIO - GROWTH FUND (11/15/2004)
Accumulation unit value at beginning of period                                                $1.03   $1.00
Accumulation unit value at end of period                                                      $1.10   $1.03
Number of accumulation units outstanding at end of period (000 omitted)                          --      --
------------------------------------------------------------------------------------------------------------
RIVERSOURCE(SM) VARIABLE PORTFOLIO - HIGH YIELD BOND FUND (11/15/2004)
Accumulation unit value at beginning of period                                                $1.01   $1.00
Accumulation unit value at end of period                                                      $1.03   $1.01
Number of accumulation units outstanding at end of period (000 omitted)                           9       1
------------------------------------------------------------------------------------------------------------
RIVERSOURCE(SM) VARIABLE PORTFOLIO - INCOME OPPORTUNITIES FUND (11/15/2004)
Accumulation unit value at beginning of period                                                $1.01   $1.00
Accumulation unit value at end of period                                                      $1.02   $1.01
Number of accumulation units outstanding at end of period (000 omitted)                          --      --
------------------------------------------------------------------------------------------------------------
RIVERSOURCE(SM) VARIABLE PORTFOLIO - INTERNATIONAL OPPORTUNITY FUND (11/15/2004)
Accumulation unit value at beginning of period                                                $1.06   $1.00
Accumulation unit value at end of period                                                      $1.18   $1.06
Number of accumulation units outstanding at end of period (000 omitted)                          --      --
------------------------------------------------------------------------------------------------------------
RIVERSOURCE(SM) VARIABLE PORTFOLIO - LARGE CAP EQUITY FUND* (11/15/2004)
Accumulation unit value at beginning of period                                                $1.03   $1.00
Accumulation unit value at end of period                                                      $1.07   $1.03
Number of accumulation units outstanding at end of period (000 omitted)                          15       2

*     RiverSource(SM) Variable Portfolio - New Dimensions Fund(R) merged into RiverSource(SM) Variable
      Portfolio - Large Cap Equity Fund on March 17, 2006.
------------------------------------------------------------------------------------------------------------
RIVERSOURCE(SM) VARIABLE PORTFOLIO - LARGE CAP VALUE FUND (11/15/2004)
Accumulation unit value at beginning of period                                                $1.03   $1.00
Accumulation unit value at end of period                                                      $1.06   $1.03
Number of accumulation units outstanding at end of period (000 omitted)                          --      --
------------------------------------------------------------------------------------------------------------
RIVERSOURCE(SM) VARIABLE PORTFOLIO - MID CAP GROWTH FUND (11/15/2004)
Accumulation unit value at beginning of period                                                $1.04   $1.00
Accumulation unit value at end of period                                                      $1.12   $1.04
Number of accumulation units outstanding at end of period (000 omitted)                          --      --
------------------------------------------------------------------------------------------------------------
RIVERSOURCE(SM) VARIABLE PORTFOLIO - NEW DIMENSIONS FUND(R)* (11/15/2004)
Accumulation unit value at beginning of period                                                $1.01   $1.00
Accumulation unit value at end of period                                                      $1.01   $1.01
Number of accumulation units outstanding at end of period (000 omitted)                          --      --

*     RiverSource(SM) Variable Portfolio - New Dimensions Fund(R) merged into RiverSource(SM) Variable
      Portfolio - Large Cap Equity Fund on March 17, 2006.
------------------------------------------------------------------------------------------------------------
RIVERSOURCE(SM) VARIABLE PORTFOLIO - S&P 500 INDEX FUND (11/15/2004)
Accumulation unit value at beginning of period                                                $1.02   $1.00
Accumulation unit value at end of period                                                      $1.05   $1.02
Number of accumulation units outstanding at end of period (000 omitted)                          --      --
------------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------

112 RIVERSOURCE INNOVATIONS SELECT VARIABLE ANNUITY
- ISSUED BY RIVERSOURCE LIFE INSURANCE CO. OF NEW YORK - PROSPECTUS

VARIABLE ACCOUNT CHARGES OF 1.70% OF THE DAILY NET ASSETS OF THE VARIABLE ACCOUNT. (CONTINUED)

YEAR ENDED DEC. 31,                                                                            2005    2004
------------------------------------------------------------------------------------------------------------
RIVERSOURCE(SM) VARIABLE PORTFOLIO - SELECT VALUE FUND (11/15/2004)
Accumulation unit value at beginning of period                                                $1.04   $1.00
Accumulation unit value at end of period                                                      $1.03   $1.04
Number of accumulation units outstanding at end of period (000 omitted)                          --      --
------------------------------------------------------------------------------------------------------------
RIVERSOURCE(SM) VARIABLE PORTFOLIO - SHORT DURATION U.S. GOVERNMENT FUND (11/15/2004)
Accumulation unit value at beginning of period                                                $1.00   $1.00
Accumulation unit value at end of period                                                      $1.00   $1.00
Number of accumulation units outstanding at end of period (000 omitted)                          --      --
------------------------------------------------------------------------------------------------------------
RIVERSOURCE(SM) VARIABLE PORTFOLIO - SMALL CAP VALUE FUND (11/15/2004)
Accumulation unit value at beginning of period                                                $1.05   $1.00
Accumulation unit value at end of period                                                      $1.09   $1.05
Number of accumulation units outstanding at end of period (000 omitted)                          29      --
------------------------------------------------------------------------------------------------------------
VAN KAMPEN LIFE INVESTMENT TRUST COMSTOCK PORTFOLIO CLASS II SHARES (11/15/2004)
Accumulation unit value at beginning of period                                                $1.03   $1.00
Accumulation unit value at end of period                                                      $1.05   $1.03
Number of accumulation units outstanding at end of period (000 omitted)                          72       1
------------------------------------------------------------------------------------------------------------
VAN KAMPEN UIF U.S. REAL ESTATE PORTFOLIO CLASS II SHARES (11/15/2004)
Accumulation unit value at beginning of period                                                $1.05   $1.00
Accumulation unit value at end of period                                                      $1.21   $1.05
Number of accumulation units outstanding at end of period (000 omitted)                           4       1
------------------------------------------------------------------------------------------------------------
WANGER INTERNATIONAL SMALL CAP (11/15/2004)
Accumulation unit value at beginning of period                                                $1.08   $1.00
Accumulation unit value at end of period                                                      $1.30   $1.08
Number of accumulation units outstanding at end of period (000 omitted)                          22      --
------------------------------------------------------------------------------------------------------------
WANGER U.S. SMALLER COMPANIES (11/15/2004)
Accumulation unit value at beginning of period                                                $1.04   $1.00
Accumulation unit value at end of period                                                      $1.14   $1.04
Number of accumulation units outstanding at end of period (000 omitted)                          17      --
------------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------

RIVERSOURCE INNOVATIONS SELECT VARIABLE ANNUITY
- ISSUED BY RIVERSOURCE LIFE INSURANCE CO. OF NEW YORK - PROSPECTUS 113

TABLE OF CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION

Calculating Annuity Payouts ..........................................    p. 3
Rating Agencies ......................................................    p. 4
Revenues Received During Calendar Year 2005 ..........................    p. 4
Principal Underwriter ................................................    p. 5
Independent Registered Public Accounting Firm ........................    p. 5
Condensed Financial Information (Unaudited) ..........................    p. 6
Financial Statements


------------------------------------------------------------------------------

114 RIVERSOURCE INNOVATIONS SELECT VARIABLE ANNUITY
- ISSUED BY RIVERSOURCE LIFE INSURANCE CO. OF NEW YORK - PROSPECTUS

RIVERSOURCE [LOGO](SM)
      ANNUITIES


RiverSource Life Insurance Co. of New York

20 Madison Ave. Ext.
P.O. Box 5555
Albany, NY 12205-0555
(800) 504-0469


          RiverSource Distributors, Inc. (Distributor), Member NASD. Insurance and annuity products issued by RiverSource Life Insurance Co.
                           of New York, Albany, NY.

      (C) 2007 Ameriprise Financial, Inc. All rights reserved.

45313 J (1/07)

PROSPECTUS


JAN. 2, 2007


RIVERSOURCE

INNOVATIONS(SM) VARIABLE ANNUITY

INDIVIDUAL FLEXIBLE PREMIUM DEFERRED COMBINATION FIXED/VARIABLE ANNUITY


ISSUED BY: RIVERSOURCE LIFE INSURANCE CO. OF NEW YORK (RIVERSOURCE LIFE OF NY)


           20 Madison Avenue Ext.
           P.O. Box 5555
           Albany, NY 12205-5555
           Telephone: (800) 504-0469
           (Home Office)


           RIVERSOURCE OF NEW YORK VARIABLE ANNUITY ACCOUNT 2
           (PREVIOUSLY ACL VARIABLE ANNUITY ACCOUNT 2)


NEW RIVERSOURCE INNOVATIONS(SM) VARIABLE ANNUITY CONTRACTS ARE NOT CURRENTLY BEING OFFERED.

This prospectus contains information that you should know before investing. Prospectuses are also available for:

o     AIM Variable Insurance Funds, Series II Shares

o     AllianceBernstein Variable Products Series Fund, Inc. (Class B)

o     Fidelity(R) Variable Insurance Products Service Class 2

o     Franklin(R) Templeton(R) Variable Insurance Products Trust (FTVIPT)
      - Class 2

o     MFS(R) Variable Insurance Trust(SM) - Service Class

o     Oppenheimer Variable Account Funds - Service Shares

o     Putnam Variable Trust - Class IB Shares


o     RiverSource(SM) Variable Portfolio Funds


Please read the prospectuses carefully and keep them for future reference.

The contract provides for purchase payment credits which we may reverse under certain circumstances. (See "Buying Your Contract -- Purchase Payment Credits.") Expense charges for contracts with purchase payment credits may be higher than expenses for contracts without such credits. The amount of the credit may be more than offset by any additional fees and charges associated with the credit.

THE SECURITIES AND EXCHANGE COMMISSION (SEC) HAS NOT APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

AN INVESTMENT IN THIS CONTRACT IS NOT A DEPOSIT OF A BANK OR FINANCIAL INSTITUTION AND IS NOT INSURED OR GUARANTEED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION (FDIC) OR ANY OTHER GOVERNMENT AGENCY. AN INVESTMENT IN THIS CONTRACT INVOLVES INVESTMENT RISK INCLUDING THE POSSIBLE LOSS OF PRINCIPAL.


A Statement of Additional Information (SAI), dated the same date as this prospectus, is incorporated by reference into this prospectus. It is filed with the SEC and is available without charge by contacting RiverSource Life of NY at the telephone number and address listed above. The table of contents of the SAI is on the last page of this prospectus. The SEC maintains an Internet site. This prospectus, the SAI and other information about the product are available on the EDGAR Database on the SEC's Internet site at (http://www.sec.gov).


Variable annuities are insurance products that are complex investment vehicles. Before you invest, be sure to ask your investment professional about the variable annuity's features, benefits, risks and fees, and whether the variable annuity is appropriate for you, based upon your financial situation and objectives.


This prospectus provides a general description of the contract. Your actual contract and any riders or endorsements are the controlling documents. RiverSource Life of NY has not authorized any person to give any information or to make any representations regarding the contract other than those contained in this prospectus or the fund prospectuses. Do not rely on any such information or representations.

RiverSource Life of NY and its affiliate companies offers several different annuities which your investment professional may or may not be authorized to offer to you. Each annuity has different features and benefits that may be appropriate for you based on your financial situation and needs, your age and how you intend to use the annuity. The different features and benefits may include the investment and fund manager options, variations in interest rate amount and guarantees, credits, withdrawal charge schedules and access to annuity account values. The fees and charges may also be different between each annuity.



------------------------------------------------------------------------------

RIVERSOURCE INNOVATIONS VARIABLE ANNUITY
- ISSUED BY RIVERSOURCE LIFE INSURANCE CO. OF NEW YORK - PROSPECTUS 1

TABLE OF CONTENTS


KEY TERMS ................................................................   3
THE CONTRACT IN BRIEF ....................................................   4
EXPENSE SUMMARY ..........................................................   5
CONDENSED FINANCIAL INFORMATION (UNAUDITED) ..............................   9
FINANCIAL STATEMENTS .....................................................   9
THE VARIABLE ACCOUNT AND THE FUNDS .......................................  10
THE ONE-YEAR FIXED ACCOUNT ...............................................  17
BUYING YOUR CONTRACT .....................................................  17
CHARGES ..................................................................  19
VALUING YOUR INVESTMENT ..................................................  24
MAKING THE MOST OF YOUR CONTRACT .........................................  25
WITHDRAWALS ..............................................................  30
TSA -- SPECIAL WITHDRAWAL PROVISIONS .....................................  31
CHANGING OWNERSHIP .......................................................  31
BENEFITS IN CASE OF DEATH ................................................  32
OPTIONAL BENEFITS ........................................................  35
THE ANNUITY PAYOUT PERIOD ................................................  42
TAXES ....................................................................  44
VOTING RIGHTS ............................................................  46
SUBSTITUTION OF INVESTMENTS ..............................................  47
ABOUT THE SERVICE PROVIDERS ..............................................  47
ADDITIONAL INFORMATION ...................................................  48
APPENDIX A: PERFORMANCE CREDIT RIDER ADJUSTED PARTIAL WITHDRAWAL .........  49
APPENDIX B: CONDENSED FINANCIAL INFORMATION (UNAUDITED) ..................  51
TABLE OF CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION .............  58


CORPORATE CONSOLIDATION


On Dec. 31, 2006, American Centurion Life Assurance Company merged into an affiliate company, IDS Life Insurance Company of New York (IDS Life NY). At that time, IDS Life NY changed its name to RiverSource Life Insurance Co. of New York. This merger helped simplify the overall corporate structure because the two life insurance companies were consolidated into one. This consolidation and renaming does not have any adverse effect on the features or benefits of any contract.



------------------------------------------------------------------------------

2 RIVERSOURCE INNOVATIONS VARIABLE ANNUITY
- ISSUED BY RIVERSOURCE LIFE INSURANCE CO. OF NEW YORK - PROSPECTUS

KEY TERMS

These terms can help you understand details about your contract.

ACCUMULATION UNIT: A measure of the value of each subaccount before annuity payouts begin.


ANNUITANT: The person on whose life or life expectancy the annuity payouts are based.


ANNUITY PAYOUTS: An amount paid at regular intervals under one of several plans.

ASSUMED INVESTMENT RATE: The rate of return we assume your investments will earn when we calculate your initial annuity payout amount using the annuity table in your contract. The standard assumed investment rate we use is 3.5% but you may request we substitute an assumed investment rate of 5.0%. The 5.0% assumed investment rate is not available for nonqualified plans with a five-year withdrawal charge schedule.

BENEFICIARY: The person you designate to receive benefits in case of the owner's or annuitant's death while the contract is in force.

CLOSE OF BUSINESS: The time the New York Stock Exchange (NYSE) closes (4 p.m. Eastern time unless the NYSE closes earlier).

CODE: The Internal Revenue Code of 1986, as amended.

CONTRACT: A deferred annuity contract that permits you to accumulate money for retirement by making one or more purchase payments. It provides for lifetime or other forms of payouts beginning at a specified time in the future.

CONTRACT VALUE: The total value of your contract before we deduct any applicable charges.

CONTRACT YEAR: A period of 12 months, starting on the effective date of your contract and on each anniversary of the effective date.

FUNDS: Investment options under your contract. You may allocate your purchase payments into subaccounts investing in shares of any or all of these funds.

ONE-YEAR FIXED ACCOUNT: An account to which you may make allocations. Amounts you allocate to this account earn interest at rates that we declare periodically.

OWNER (YOU, YOUR): The person who controls the contract (decides on investment allocations, transfers, payout options, etc.). Usually, but not always, the owner is also the annuitant. The owner is responsible for taxes, regardless of whether he or she receives the contract's benefits.

PURCHASE PAYMENT CREDITS: An addition we make to your contract value. We base the amount of the credit on total net payments (total payments less total withdrawals). We apply the credit to your contract based on your current payment.

QUALIFIED ANNUITY: A contract that you purchase to fund one of the following tax-deferred retirement plans that is subject to applicable federal law and any rules of the plan itself:

o     Individual Retirement Annuities (IRAs) under Section 408(b) of the the
      Code

o     Roth IRAs under Section 408A of the Code

o     Simplified Employee Pension (SEP) plans under Section 408(k) of the Code

o     Tax-Sheltered Annuity (TSA) rollovers under Section 403(b) of the Code

A qualified annuity will not provide any necessary or additional tax deferral if it is used to fund a retirement plan that is already tax deferred.

All other contracts are considered NONQUALIFIED ANNUITIES.

RETIREMENT DATE: The date when annuity payouts are scheduled to begin.

RIDER EFFECTIVE DATE: The date you add a rider to the contract.


RIVERSOURCE LIFE OF NY: In this prospectus, "we," "us," "our" and "RiverSource Life of NY" refer to RiverSource Life Insurance Co. of New York.


VALUATION DATE: Any normal business day, Monday through Friday, on which the NYSE is open, up to the close of business. At the close of business, the next valuation date begins. We calculate the accumulation unit value of each subaccount on each valuation date. If we receive your purchase payment or any transaction request (such as a transfer or withdrawal request) at our home office before the close of business, we will process your payment or transaction using the accumulation unit value we calculate on the valuation date we received your payment or transaction request. On the other hand, if we receive your purchase payment or transaction request at our home office at or after the close of business, we will process your payment or transaction using the accumulation unit value we calculate on the next valuation date. If you make a transaction request by telephone (including by fax), you must have completed your transaction by the close of business in order for us to process it using the accumulation unit value we calculate on that valuation date. If you were not able to complete your transaction before the close of business for any reason, including telephone service interruptions or delays due to high call volume, we will process your transaction using the accumulation unit value we calculate on the next valuation date.


------------------------------------------------------------------------------

RIVERSOURCE INNOVATIONS VARIABLE ANNUITY
- ISSUED BY RIVERSOURCE LIFE INSURANCE CO. OF NEW YORK - PROSPECTUS 3

VARIABLE ACCOUNT: Consists of separate subaccounts to which you may allocate purchase payments; each invests in shares of one fund. The value of your investment in each subaccount changes with the performance of the particular fund.

WITHDRAWAL VALUE: The amount you are entitled to receive if you make a full withdrawal from your contract. It is the contract value minus any applicable charges.

THE CONTRACT IN BRIEF

PURPOSE: The purpose of the contract is to allow you to accumulate money for retirement. You do this by making one or more purchase payments. You may allocate your purchase payments to the one-year fixed account and/or subaccounts under the contract. These accounts, in turn, may earn returns that increase the value of the contract. Beginning at a specified time in the future called the retirement date, the contract provides lifetime or other forms of payout of your contract value.

It may not be advantageous for you to purchase this contract in exchange for, or in addition to, an existing annuity or life insurance policy. Generally, you can exchange one annuity for another in a "tax-free" exchange under
Section 1035 of the Code. You also generally can exchange a life insurance policy for an annuity. However, before making an exchange, you should compare both contracts carefully because the features and benefits may be different. Fees and charges may be higher or lower on your old contract than on this contract. You may have to pay a withdrawal charge when you exchange out of your old contract and a new withdrawal charge period will begin when you exchange into this contract. If the exchange does not qualify for Section 1035 treatment, you also may have to pay federal income tax on the exchange. You should not exchange your old contract for this contract, or buy this contract in addition to your old contract, unless you determine it is in your best interest.

TAX-DEFERRED RETIREMENT PLANS: Most annuities have a tax-deferred feature. So do many retirement plans under the Code. As a result, when you use a qualified annuity to fund a retirement plan that is tax-deferred, your contract will not provide any necessary or additional tax deferral for that retirement plan. A qualified annuity has features other than tax deferral that may help you reach your retirement goals. In addition, the Code subjects retirement plans to required withdrawals triggered at a certain age. These mandatory withdrawals are called required minimum distributions ("RMDs"). RMDs may reduce the value of certain death benefits and optional riders (see "Taxes - Qualified Annuities - Required Minimum Distributions"). You should consult your tax advisor before you purchase the contract as a qualified annuity for an explanation of the tax implications to you.

FREE LOOK PERIOD: You may return your contract to your investment professional or to our home office within the time stated on the first page of your contract and receive a full refund of the contract value, less any purchase payment credits. (See "Buying Your Contract -- Purchase Payment Credits.") We will not deduct any other charges. However, you bear the investment risk from the time of purchase until you return the contract; the refund amount may be more or less than the payment you made. (EXCEPTION: If the law requires, we will refund all of your purchase payments.)

ACCOUNTS: Generally, you may allocate your purchase payments among any or all of:


o the subaccounts, each of which invests in a fund with a particular investment objective. The value of each subaccount varies with the performance of the particular fund in which it invests. We cannot guarantee that the value at the retirement date will equal or exceed the total purchase payments you allocate to the subaccounts. (p. 10)

o the one-year fixed account, which earns interest at rates that we adjust periodically. (p. 17)

BUYING YOUR CONTRACT: We no longer offer new contracts. However, you have the option of making additional purchase payments in the future. (p. 17)


MINIMUM PURCHASE PAYMENT

         $2,000 initial payment.

         $100 for additional payments.

MAXIMUM TOTAL PURCHASE PAYMENTS*

         $1,000,000


* This limit applies in total to all RiverSource Life of NY annuities you own. We reserve the right to waive or increase the maximum limit. For qualified annuities, the tax-deferred retirement plan's or the Code's limits on annual contributions also apply.

TRANSFERS: Subject to certain restrictions, you currently may redistribute your contract value among the accounts without charge at any time until annuity payouts begin, and once per contract year among the subaccounts after annuity payouts begin. You may establish automated transfers among the accounts. One-year fixed account transfers are subject to special restrictions. (p. 27)

WITHDRAWALS: You may withdraw all or part of your contract value at any time before the retirement date. You also may establish automated partial withdrawals. Withdrawals may be subject to charges and tax penalties (including a 10% IRS penalty if you make withdrawals prior to your reaching age 59 1/2) and may have other tax consequences. Certain other restrictions may apply. (p. 30)



------------------------------------------------------------------------------

4 RIVERSOURCE INNOVATIONS VARIABLE ANNUITY
- ISSUED BY RIVERSOURCE LIFE INSURANCE CO. OF NEW YORK - PROSPECTUS

CHANGING OWNERSHIP: You may change ownership of a nonqualified annuity by written instruction, but this may have federal income tax consequences. Restrictions apply to changing ownership of a qualified annuity. (p. 31)

BENEFITS IN CASE OF DEATH: If you or the annuitant die before annuity payouts begin, we will pay the beneficiary an amount at least equal to the contract value. (p. 32)

OPTIONAL BENEFITS: This contract offers optional features that are available for additional charges if you meet certain criteria. (p. 35)

ANNUITY PAYOUTS: You can apply your contract value to an annuity payout plan that begins on the retirement date. The retirement date may not be earlier than 13 months from the contract date. You may choose from a variety of plans to make sure that payouts continue as long as you like. If you purchased a qualified annuity, the payout schedule must meet IRS requirements. We can make payouts on a fixed or variable basis, or both. During the annuity payout period, your choices for subaccounts may be limited. (p. 42)

TAXES: Generally, income earned on your contract value grows tax deferred until you make withdrawals or begin to receive payouts. (Under certain circumstances, IRS penalty taxes may apply.) The tax treatment of qualified and nonqualified annuities differs. Even if you direct payouts to someone else, you will be taxed on the income if you are the owner. (p. 44)


LIMITATIONS ON USE OF CONTRACT: If mandated by applicable law, including, but not limited to, federal anti-money laundering laws, we may be required to reject a purchase payment. We may also be required to block an owner's access to contract values or to satisfy other statutory obligations. Under these circumstances we may refuse to implement requests for transfers, withdrawals or death benefits until instructions are received from the appropriate governmental authority or a court of competent jurisdiction.

EXPENSE SUMMARY

THE FOLLOWING TABLES DESCRIBE THE FEES AND EXPENSES THAT YOU WILL PAY WHEN BUYING, OWNING AND MAKING A WITHDRAWAL FROM THE CONTRACT. THE FIRST TABLE DESCRIBES THE FEES AND EXPENSES THAT YOU WILL PAY AT THE TIME THAT YOU BUY THE CONTRACT OR MAKE A WITHDRAWAL FROM THE CONTRACT.

CONTRACT OWNER TRANSACTION EXPENSES

 WITHDRAWAL CHARGE
(Contingent deferred sales charge as a percentage of purchase payments withdrawn)

You select either a seven-year or five-year withdrawal charge at the time of application.

                            WITHDRAWAL CHARGE SCHEDULE
          SEVEN-YEAR SCHEDULE                        FIVE-YEAR SCHEDULE
YEARS FROM PURCHASE   WITHDRAWAL CHARGE   YEARS FROM PURCHASE   WITHDRAWAL CHARGE
  PAYMENT RECEIPT         PERCENTAGE        PAYMENT RECEIPT        PERCENTAGE
       1                      8%                  1                     8%
       2                      8                   2                     7
       3                      7                   3                     6
       4                      7                   4                     4
       5                      6                   5                     2
       6                      5                   Thereafter            0
       7                      3
       Thereafter             0

WITHDRAWAL CHARGE UNDER ANNUITY PAYOUT PLAN E -- PAYOUTS FOR A SPECIFIED
PERIOD: Under this annuity payout plan, you can choose to take a withdrawal. The amount that you can withdraw is the present value of any remaining variable payouts. If the original contract is a qualified annuity with a seven-year withdrawal schedule, the discount rate we use in the calculation will be 4.86% if the assumed investment rate is 3.5% and 6.36% if the assumed investment rate is 5%. For a nonqualified annuity with a seven-year withdrawal schedule, the discounted rate we use in the calculation will be 5.11% if the assumed investment rate is 3.5% and 6.61% if the assumed investment rate is 5%. If the original contract is a qualified annuity with a five-year withdrawal schedule, the discount rate we use in the calculation will be 5.16% if the assumed investment rate is 3.5% and 6.66% if the assumed investment rate is 5%. For a nonqualified annuity with a five-year withdrawal schedule, the discounted rate will be 5.41% if the assumed investment rate is 3.5% and 6.91% if the assumed investment rate is 5%. The 5.0% assumed investment rate is not available for nonqualified plans with a five-year withdrawal charge schedule. The withdrawal charge equals the present value of the remaining payouts using the assumed investment rate minus the present value of the remaining payouts using the discount rate.


------------------------------------------------------------------------------

RIVERSOURCE INNOVATIONS VARIABLE ANNUITY
- ISSUED BY RIVERSOURCE LIFE INSURANCE CO. OF NEW YORK - PROSPECTUS 5

THE NEXT TWO TABLES DESCRIBE THE FEES AND EXPENSES THAT YOU WILL PAY PERIODICALLY DURING THE TIME THAT YOU OWN THE CONTRACT, NOT INCLUDING FUND FEES AND EXPENSES.

ANNUAL VARIABLE ACCOUNT EXPENSES
(As a percentage of average daily subaccount value.)

You can choose a qualified or nonqualified contract, the length of your contract's withdrawal charge schedule and the death benefit guarantee provided. The combination you choose determines the fees you pay. The table below shows the combinations available to you and their cost.

                                                         VARIABLE ACCOUNT     TOTAL MORTALITY AND    TOTAL VARIABLE
                                                      ADMINISTRATIVE CHARGE     EXPENSE RISK FEE    ACCOUNT EXPENSE
SEVEN-YEAR WITHDRAWAL CHARGE SCHEDULE:

QUALIFIED ANNUITIES
ROP death benefit                                             0.15%                   0.85%               1.00%
MAV death benefit(1)                                          0.15                    0.95                1.10

NONQUALIFIED ANNUITIES
ROP death benefit                                             0.15                    1.10                1.25
MAV death benefit(1)                                          0.15                    1.20                1.35

FIVE-YEAR WITHDRAWAL CHARGE SCHEDULE:
QUALIFIED ANNUITIES
ROP death benefit                                             0.15                    1.15                1.30
MAV death benefit(1)                                          0.15                    1.25                1.40

NONQUALIFIED ANNUITIES
ROP death benefit                                             0.15                    1.40                1.55
MAV death benefit(1)                                          0.15                    1.50                1.65

(1) Available if both you and the annuitant are 79 or younger at contract issue. If you select a GMIB rider, you must elect the MAV death benefit.

OTHER ANNUAL EXPENSES

ANNUAL CONTRACT ADMINISTRATIVE CHARGE                                                                         $40
(We will waive this charge when your contract value is $50,000 or more on the current contract anniversary.)

GUARANTEED MINIMUM INCOME BENEFIT RIDER (GMIB) FEE

GMIB - MAV                                                                                                   0.55%*

GMIB - 6% RISING FLOOR                                                                                       0.75%*
(As a percentage of the adjusted contract value charged annually on the contract anniversary.)

PERFORMANCE CREDIT RIDER (PCR) FEE                                                                           0.15%*
(As a percentage of the contract value charged annually on the contract anniversary.)

*     This fee applies only if you elect this optional feature.


------------------------------------------------------------------------------

6 RIVERSOURCE INNOVATIONS VARIABLE ANNUITY
- ISSUED BY RIVERSOURCE LIFE INSURANCE CO. OF NEW YORK - PROSPECTUS

ANNUAL OPERATING EXPENSES OF THE FUNDS

THE NEXT TWO TABLES DESCRIBE THE OPERATING EXPENSES OF THE FUNDS THAT YOU MAY PAY PERIODICALLY DURING THE TIME THAT YOU OWN THE CONTRACT. THE FIRST TABLE SHOWS THE MINIMUM AND MAXIMUM TOTAL OPERATING EXPENSES CHARGED BY THE FUNDS. THE SECOND TABLE SHOWS THE FEES AND EXPENSES CHARGED BY EACH FUND. MORE DETAIL CONCERNING EACH FUND'S FEES AND EXPENSES IS CONTAINED IN THE PROSPECTUS FOR EACH FUND.

MINIMUM AND MAXIMUM ANNUAL OPERATING EXPENSES FOR THE FUNDS
(Including management fee, distribution and/or service (12b-1) fees and other expenses)(a)

                                                                                    MINIMUM               MAXIMUM
Total expenses before fee waivers and/or expense reimbursements                       0.53%                1.34%

(a)   Each fund deducts management fees and other expenses from fund assets.
      Fund assets include amounts you allocate to a particular fund. Funds may also charge 12b-1 fees that are used to finance any activity that is primarily intended to result in the sale of fund shares. Because 12b-1 fees are paid out of fund assets on an ongoing basis, you may pay more if you select subaccounts investing in funds that have adopted 12b-1 plans than if you select subaccounts investing in funds that have not adopted 12b-1 plans. The fund or the fund's affiliates may pay us and/or our affiliates for promoting and supporting the offer, sale and servicing of fund shares. In addition, the fund's distributor and/or investment adviser, transfer agent or their affiliates may pay us and/or our affiliates for various services we or our affiliates provide. The amount of these payments will vary by fund and may be significant. See
      "The Variable Account and the Funds" for additional information, including potential conflicts of interest these payments may create. For a more complete description of each fund's fees and expenses and important disclosure regarding payments the fund and/or its affiliates make, please review the fund's prospectus and SAI.

 TOTAL ANNUAL OPERATING EXPENSES FOR EACH FUND
(Before fee waivers and/or expense reimbursements, if applicable, as a percentage of average daily net assets)

                                                                                                        GROSS TOTAL
                                                                        MANAGEMENT   12b-1     OTHER       ANNUAL
                                                                           FEES       FEES   EXPENSES     EXPENSES
AIM V.I. Basic Value Fund, Series II Shares                                0.72%      0.25%    0.30%       1.27%(1),(2)
AIM V.I. Capital Development Fund, Series II Shares                        0.75       0.25     0.34        1.34(1)
AIM V.I. Core Equity Fund, Series II Shares                                0.60       0.25     0.27        1.12(1),(3)
AllianceBernstein VPS Balanced Shares Portfolio (Class B)                  0.55       0.25     0.16        0.96(4)
AllianceBernstein VPS Global Technology Portfolio (Class B)                0.75       0.25     0.17        1.17(4)
AllianceBernstein VPS Growth and Income Portfolio (Class B)                0.55       0.25     0.05        0.85(4)
AllianceBernstein VPS Large Cap Growth Portfolio (Class B)                 0.75       0.25     0.06        1.06(4)
Fidelity(R) VIP Contrafund(R) Portfolio Service Class 2                    0.57       0.25     0.09        0.91(5)
Fidelity(R) VIP Growth Portfolio Service Class 2                           0.57       0.25     0.10        0.92(5)
Fidelity(R) VIP Mid Cap Portfolio Service Class 2                          0.57       0.25     0.12        0.94(5)
Fidelity(R) VIP Overseas Portfolio Service Class 2                         0.72       0.25     0.17        1.14(5)
FTVIPT Franklin Real Estate Fund - Class 2                                 0.47       0.25     0.02        0.74(6),(7)
FTVIPT Franklin Small Cap Value Securities Fund - Class 2                  0.52       0.25     0.17        0.94(7),(8)
FTVIPT Franklin Small-Mid Cap Growth Securities Fund - Class 2             0.48       0.25     0.28        1.01(7),(8)
FTVIPT Mutual Shares Securities Fund - Class 2                             0.60       0.25     0.18        1.03(7)
FTVIPT Templeton Foreign Securities Fund - Class 2                         0.65       0.25     0.17        1.07(8)
MFS(R) Investors Growth Stock Series - Service Class                       0.75       0.25     0.15        1.15(9),(10)
MFS(R) New Discovery Series - Service Class                                0.90       0.25     0.16        1.31(9),(10)
MFS(R) Total Return Series - Service Class                                 0.75       0.25     0.09        1.09(9),(10)
MFS(R) Utilities Series - Service Class                                    0.75       0.25     0.15        1.15(9),(10)
Oppenheimer Capital Appreciation Fund/VA, Service Shares                   0.64       0.25     0.02        0.91(11)
Oppenheimer Global Securities Fund/VA, Service Shares                      0.63       0.25     0.04        0.92(11)
Oppenheimer High Income Fund/VA, Service Shares                            0.72       0.25     0.03        1.00(11)
Oppenheimer Main Street Small Cap Fund/VA, Service Shares                  0.74       0.25     0.05        1.04(11)
Oppenheimer Strategic Bond Fund/VA, Service Shares                         0.69       0.25     0.02        0.96(11)
Putnam VT Growth and Income Fund - Class IB Shares                         0.49       0.25     0.05        0.79(4)
Putnam VT International Equity Fund - Class IB Shares                      0.75       0.25     0.18        1.18(4)
Putnam VT Research Fund - Class IB Shares                                  0.65       0.25     0.14        1.04(4)
Putnam VT Vista Fund - Class IB Shares                                     0.65       0.25     0.09        0.99(4)



------------------------------------------------------------------------------

RIVERSOURCE INNOVATIONS VARIABLE ANNUITY
- ISSUED BY RIVERSOURCE LIFE INSURANCE CO. OF NEW YORK - PROSPECTUS 7

(Before fee waivers and/or expense reimbursements, if applicable, as a percentage of average daily net assets)

                                                                                                        GROSS TOTAL
                                                                        MANAGEMENT   12b-1     OTHER       ANNUAL
                                                                            FEES      FEES   EXPENSES     EXPENSES
RiverSource(SM) Variable Portfolio - Cash Management Fund                  0.33%      0.13%    0.16%      0.62%(12),(13)
RiverSource(SM) Variable Portfolio - Diversified Bond Fund                 0.47       0.13     0.17       0.77(12),(13)
RiverSource(SM) Variable Portfolio - Diversified Equity Income Fund        0.67       0.13     0.16       0.96(12),(13),(14)
RiverSource(SM) Variable Portfolio - Growth Fund                           0.62       0.13     0.17       0.92(12),(13),(14)
RiverSource(SM) Variable Portfolio - Large Cap Equity Fund                 0.55       0.13     0.14       0.82(12),(13),(14)
RiverSource(SM) Variable Portfolio - S&P 500 Index Fund                    0.22       0.13     0.18       0.53(12),(13)
RiverSource(SM) Variable Portfolio - Short Duration U.S. Government Fund   0.48       0.13     0.18       0.79(12),(13)
RiverSource(SM) Variable Portfolio - Small Cap Value Fund                  0.96       0.13     0.20       1.29(12),(13),(14)

(1) Figures shown in the table are for the year ended Dec. 31, 2005 and are expressed as a percentage of the Fund's average daily net assets. There is no guarantee that actual expenses will be the same as those shown in the table. The Fund's advisor has contractually agreed to waive advisory fees and/or reimburse expenses of Series II shares to the extent necessary to limit total annual expenses of Series II shares to 1.45% of average daily nets assets. Effective upon the closing of the reorganization which occurred on May 1, 2006, the advisor for AIM V.I.
      Core Equity Fund, Series II Shares has contractually agreed to waive advisory fees and/or reimburse expenses to the extent necessary to limit total operating expenses of Series II shares to 1.16% of average daily net assets. In determining the advisor's obligation to waive advisory fees and/or reimburse expenses, the following expenses are not taken into account, and could cause the total annual expenses to exceed the limit stated above: (i) interest; (ii) taxes; (iii) dividend expense on short sales; (iv) extraordinary items; (v) expenses related to a merger or reorganizations as approved by the Fund's Board of Trustees; and (vi) expenses that the Fund has incurred but did not actually pay because of an expense offset arrangement. Currently, the expense offset arrangements from which the Fund may benefit are in the form of credits that the Fund receives from banks where the Fund or its transfer agent has deposit accounts in which it holds uninvested cash. Those credits are used to pay certain expenses incurred by the Fund. The expense limitation is in effect through April 30, 2007.

(2) Effective Jan. 1, 2005 through Dec. 31, 2009, the advisor has contractually agreed to waive a portion of its advisory fees. With fee waivers, net expenses were 1.22% of average daily net assets for AIM
      V.I. Basic Value Fund, Series II Shares.

(3) As a result of a reorganization of another Fund into the Fund, which occurred on May 1, 2006 for AIM V.I. Core Equity Fund, Series II Shares, the "Gross total annual expenses" have been restated to reflect such reorganization.

(4) The Fund's expense figures are based on actual expenses for the fiscal year ended Dec. 31, 2005.

(5) A portion of the brokerage commissions that the Fund pays may be reimbursed and used to reduce the Fund's expenses. In addition, through arrangements with the Fund's custodian, credits realized as a result of uninvested cash balances are used to reduce the Fund's custodian expenses. Including these reductions, the net expenses would have been 0.89% for Fidelity(R) VIP Contrafund(R) Portfolio Service Class 2, 0.88% for Fidelity(R) VIP Growth Portfolio Service Class 2, 0.89% for
      Fidelity(R) VIP Mid Cap Portfolio Service Class 2 and 1.07% for
      Fidelity(R) VIP Overseas Portfolio Service Class 2. These offsets may be discontinued at any time.

(6) The Fund's administration fee is paid indirectly through the management fee.

(7) While the maximum amount payable under the Fund's class rule 12b-1 plan is 0.35% per year of the Fund's class average annual net assets, the Fund's Board of Trustees has set the current rate at 0.25% per year.

(8) The Fund's manager has agreed in advance to reduce its fees with respect to assets invested by the Fund in Franklin Templeton Money Market Fund.
      This reduction is required by the Fund's Board of Trustees and an exemptive order by the Securities and Exchange Commission. The management fee reduction and net total annual expense was (0.05%) and 0.89%, respectively for FTVIPT Franklin Small Cap Value Securities Fund
      - Class 2, (0.02%) and 0.99%, respectively for FTVIPT Franklin Small-Mid
      Cap Growth Securities Fund - Class 2 and (0.05%) and 1.02%, respectively for FTVIPT Templeton Foreign Securities Fund - Class 2.

(9) Each series has adopted a distribution plan under Rule 12b-1 that permits it to pay marketing and other fees to support the sale and distribution of service class shares (these fees are referred to as distribution fees).

(10) Each series has an expense offset arrangement that reduces the series' custodian fee based upon the amount of cash maintained by the series with its custodian and dividend disbursing agent, and may have entered into brokerage arrangements, that reduced or recaptured series' expenses. Any such expense reductions are not reflected in the table.
      Had these expense reductions been taken into account, "Gross total annual expenses" would be lower.

(11) Expenses may vary in future years. "Other expenses" in the table include transfer agent fees, custodial fees, and accounting and legal expenses the Fund pays. The Fund's transfer agent has voluntarily agreed to limit transfer and shareholder servicing fees to 0.35% per fiscal year. That undertaking may be amended or withdrawn at any time. For the Fund's fiscal year ended Dec. 31, 2005, the transfer agent fees did not exceed the expense limitation described above.

(12) The Fund's expense figures are based on actual expenses for the fiscal year ended Aug. 31, 2006, adjusted to reflect current fees.

(13)  The Fund has adopted a plan under Rule 12b-1 of the Investment Company
      Act of 1940. The Fund pays RiverSource Distributors, Inc. an annual fee of up to 0.125% of average daily net assets as payment for distributing its shares and providing shareholder services. Because this fee is paid out of the Fund's assets on an ongoing basis, over time this fee will increase the cost of your investment and may cost you more than paying other types of sales charges.

(14) Management fees include the impact of a performance incentive adjustment fee that decreased the management fee by 0.02% for RiverSource(SM)
      Variable Portfolio - Large Cap Equity Fund and 0.02% for RiverSource(SM)
      Variable Portfolio - Small Cap Value Fund. Management fees include the impact of a performance incentive adjustment fee that increased the management fee by 0.09% for RiverSource(SM) Variable Portfolio -
      Diversified Equity Income Fund and 0.02% for RiverSource(SM) Variable
      Portfolio - Growth Fund.



------------------------------------------------------------------------------

8 RIVERSOURCE INNOVATIONS VARIABLE ANNUITY
- ISSUED BY RIVERSOURCE LIFE INSURANCE CO. OF NEW YORK - PROSPECTUS

EXAMPLES

THESE EXAMPLES ARE INTENDED TO HELP YOU COMPARE THE COST OF INVESTING IN THESE CONTRACTS WITH THE COST OF INVESTING IN OTHER VARIABLE ANNUITY CONTRACTS. THESE COSTS INCLUDE YOUR TRANSACTION EXPENSES, CONTRACT ADMINISTRATIVE CHARGES*, VARIABLE ACCOUNT ANNUAL EXPENSES AND FUND FEES AND EXPENSES.

THESE EXAMPLES ASSUME THAT YOU INVEST $10,000 IN THE CONTRACT FOR THE TIME PERIODS INDICATED. THESE EXAMPLES ALSO ASSUME THAT YOUR INVESTMENT HAS A 5% RETURN EACH YEAR.

MAXIMUM EXPENSES. These examples assume the most expensive combination of contract features and benefits and the maximum fees and expense of any of the funds. They assume that you select the optional MAV death benefit and the GMIB
- 6% Rising Floor. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

                                                                                            IF YOU DO NOT WITHDRAW YOUR CONTRACT
                                                IF YOU WITHDRAW YOUR CONTRACT             OR IF YOU SELECT AN ANNUITY PAYOUT PLAN
                                          AT THE END OF THE APPLICABLE TIME PERIOD:      AT THE END OF THE APPLICABLE TIME PERIOD:
NONQUALIFIED ANNUITY                     1 YEAR      3 YEARS     5 YEARS    10 YEARS    1 YEAR     3 YEARS     5 YEARS    10 YEARS
Seven-year withdrawal charge schedule  $ 1,154.14  $ 1,777.98  $ 2,423.10  $ 3,783.10  $ 354.14  $ 1,077.98  $ 1,823.10  $ 3,783.10
Five-year withdrawal charge schedule     1,184.89    1,768.01    2,169.26    4,054.49    384.89    1,168.01    1,969.26    4,054.49

QUALIFIED ANNUITY                        1 YEAR      3 YEARS     5 YEARS    10 YEARS    1 YEAR     3 YEARS     5 YEARS    10 YEARS
Seven-year withdrawal charge schedule  $ 1,128.51  $ 1,702.53  $ 2,299.87  $ 3,550.58  $ 328.51  $ 1,002.53  $ 1,699.87  $ 3,550.58
Five-year withdrawal charge schedule     1,159.26    1,693.03    2,047.59    3,828.91    359.26    1,093.03    1,847.59    3,828.91

MINIMUM EXPENSES. These examples assume the least expensive combination of contract features and benefits and the minimum fees and expenses of any of the funds. They assume that you select the ROP death benefit and you do not select any optional benefits. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

                                                                                            IF YOU DO NOT WITHDRAW YOUR CONTRACT
                                                IF YOU WITHDRAW YOUR CONTRACT             OR IF YOU SELECT AN ANNUITY PAYOUT PLAN
                                          AT THE END OF THE APPLICABLE TIME PERIOD:      AT THE END OF THE APPLICABLE TIME PERIOD:
NONQUALIFIED ANNUITY                     1 YEAR      3 YEARS     5 YEARS    10 YEARS    1 YEAR     3 YEARS     5 YEARS    10 YEARS
Seven-year withdrawal charge schedule  $   983.99  $ 1,269.59  $ 1,579.95  $ 2,124.83  $ 183.99  $   569.59  $   979.95  $ 2,124.83
Five-year withdrawal charge schedule     1,014.74    1,262.76    1,336.72    2,445.08    214.74      662.76    1,136.72    2,445.08

QUALIFIED ANNUITY                        1 YEAR      3 YEARS     5 YEARS    10 YEARS    1 YEAR     3 YEARS     5 YEARS    10 YEARS
Seven-year withdrawal charge schedule  $   958.36  $ 1,191.50  $ 1,447.80  $ 1,850.65  $ 158.36  $   491.50  $   847.80  $ 1,850.65
Five-year withdrawal charge schedule       989.11    1,185.16    1,206.21    2,178.86    189.11      585.16    1,006.21    2,178.86

* In these examples, the $40 contract administrative charge is approximated as a .015% charge. This percentage was determined by dividing the total amount of the contract administrative charges collected during the year that are attributable to each contract by the total average net assets that are attributable to that contract.


CONDENSED FINANCIAL INFORMATION

You can find unaudited condensed financial information for the subaccounts in Appendix B.

FINANCIAL STATEMENTS

You can find our audited financial statements and the audited financial statements of the subaccounts with financial history in the SAI. The SAI does not include audited financial statements for subaccounts that are new and have no activity as of the financial statements date.


------------------------------------------------------------------------------

RIVERSOURCE INNOVATIONS VARIABLE ANNUITY
- ISSUED BY RIVERSOURCE LIFE INSURANCE CO. OF NEW YORK - PROSPECTUS 9

THE VARIABLE ACCOUNT AND THE FUNDS


VARIABLE ACCOUNT. The variable account was established under New York law on Oct. 12, 1995, and the subaccounts are registered together as a single unit investment trust under the Investment Company Act of 1940 (the 1940 Act). This registration does not involve any supervision of our management or investment practices and policies by the SEC. All obligations arising under the contracts are general obligations of RiverSource Life of NY.


The variable account meets the definition of a separate account under federal securities laws. We credit or charge income, capital gains and capital losses of each subaccount only to that subaccount. State insurance law prohibits us from charging a subaccount with liabilities of any other subaccount or of our general business. The variable account includes other subaccounts that are available under contracts that are not described in this prospectus.

Although the Internal Revenue Code (IRS) has issued some guidance on investor control, the U.S. Treasury and the IRS may continue to examine this aspect of variable contracts and provide additional guidance on investor control. Their concern involves how many investment choices (subaccounts) may be offered by an insurance company and how many exchanges among those subaccounts may be allowed before the contract owner would be currently taxed on income earned within the contract. At this time, we do not know what the additional guidance will be or when action will be taken. We reserve the right to modify the contract, as necessary, so that the owner will not be subject to current taxation as the owner of the subaccount assets.

We intend to comply with all federal tax laws so that the contract continues to qualify as an annuity for federal income tax purposes. We reserve the right to modify the contract as necessary to comply with any new tax laws.

THE FUNDS. This contract currently offers subaccounts investing in shares of the funds listed in the table below.

      o INVESTMENT OBJECTIVES: The investment managers and advisers cannot guarantee that the funds will meet their investment objectives. Please read the funds' prospectuses for facts you should know before investing. These prospectuses are available by contacting us at the address or telephone number on the first page of this prospectus.

      o FUND NAME AND MANAGEMENT: A fund underlying your contract in which a subaccount invests may have a name, portfolio manager, objectives, strategies and characteristics that are the same or substantially similar to those of a publicly-traded retail mutual fund. Despite these similarities, an underlying fund is not the same as any publicly-traded retail mutual fund. Each underlying fund will have its own unique portfolio holdings, fees, operating expenses and operating results. The results of each underlying fund may differ significantly from any publicly-traded retail mutual fund.

      o ELIGIBLE PURCHASERS: All funds are available to serve as the underlying investments for variable annuities and variable life insurance policies. The funds are not available to the public (see "Fund Name and Management" above). Some funds also are available to serve as investment options for tax-deferred retirement plans. It is possible that in the future for tax, regulatory or other reasons, it may be disadvantageous for variable annuity accounts and variable life insurance accounts and/or tax-deferred retirement plans to invest in the available funds simultaneously. Although we and the funds do not currently foresee any such disadvantages, the boards of directors or trustees of each fund will monitor events in order to identify any material conflicts between annuity owners, policy owners and tax-deferred retirement plans and to determine what action, if any, should be taken in response to a conflict. If a board were to conclude that it should establish separate funds for the variable annuity, variable life insurance and tax-deferred retirement plan accounts, you would not bear any expenses associated with establishing separate funds. Please refer to the funds' prospectuses for risk disclosure regarding simultaneous investments by variable annuity, variable life insurance and tax-deferred retirement plan accounts. Each fund intends to comply with the diversification requirements under
            Section 817(h) of the Code.

      o REVENUE WE RECEIVE FROM THE FUNDS MAY CREATE POTENTIAL CONFLICTS OF INTEREST: We seek to provide a broad array of underlying funds taking into account the fees and charges imposed by each fund and the contract charges we impose. We select the underlying funds in which the subaccounts initially invest and upon any substitution (see "Substitution of Investments"). We also make all decisions regarding which funds to retain in a contract, which funds to add to a contract and which funds will no longer be offered in a contract. In making these decisions, we may consider various objective and subjective factors. Objective factors include, but are not limited to fund performance, fund expenses, classes of fund shares available, size of the fund and investment objectives and investing style of the fund. Subjective factors include, but are not limited to, investment sub-styles and process, management skill and history at other funds and portfolio concentration and sector weightings. We also consider the levels and types of revenue a fund, its distributor, investment adviser, subadviser, transfer agent or their affiliates pay us and our affiliates. This revenue includes, but is not limited to compensation for administrative services provided with respect to the fund and support of marketing and distribution expenses incurred with respect to the fund.


            We and/or our affiliates receive from each of the funds, or the funds' affiliates, varying levels and types of revenue. The amount of this revenue is most often based on a percentage of average daily net assets invested in the fund. For example, the revenue we receive from affiliates of funds other than the RiverSource Variable Portfolio Funds (unaffiliated funds) currently ranges up to 0.55% of the average daily net assets invested in the fund through this and other contracts we or our affiliates issue. In some cases, this revenue may be based, in part, on sales one of our affiliates makes of other securities including, but



------------------------------------------------------------------------------

10 RIVERSOURCE INNOVATIONS VARIABLE ANNUITY
- ISSUED BY RIVERSOURCE LIFE INSURANCE CO. OF NEW YORK - PROSPECTUS not limited to publicly-traded retail mutual funds and/or the average daily net assets resulting from these sales. We or our affiliates may also receive revenue which is not based on a percentage of average daily net assets.

      The amount of this revenue varies by fund, may be significant and may create potential conflicts of interest. The greatest amount and percentage of revenue we and our affiliates receive comes from assets allocated to subaccounts investing in the RiverSource Variable Portfolio Funds (affiliated funds) that are managed by RiverSource Investments, LLC (RiverSource Investments), one of our affiliates. Employee compensation and operating goals at all levels are tied to the success of Ameriprise Financial, Inc. and its affiliates, including us. Certain employees may receive higher compensation and other benefits based, in part, on contract values that are invested in the RiverSource Variable Portfolio Funds. These revenue payments may also influence recommendations your investment professional makes regarding whether you should invest in the contract, and whether you should allocate purchase payments or contract value to a subaccount that invests in a particular fund (see "About the Service Providers").

      The revenue we receive from a fund or its affiliates is in addition to revenue we receive from the charges you pay when buying, owning and surrendering the contract (see "Expense Summary"). However, the revenue we receive from a fund or its affiliates may come, at least in part, from the fund's fees and expenses you pay indirectly when you allocate contract value to the subaccount that invests in that fund.

      Please see the SAI for a table that ranks the unaffiliated funds according to total dollar amounts they and their affiliates paid to us and/or our affiliates in 2005.

o WHY REVENUES ARE PAID TO US: In accordance with applicable laws, regulations and the terms of the agreements under which such revenue is paid, we or our affiliates may receive this revenue for various purposes including, but not limited to:

      o Compensating, training and educating investment professionals who sell the contracts.

      o Granting access to our employees whose job it is to promote sales of the contracts by authorized selling firms and their investment professionals, and granting access to investment professionals of our affiliated selling firms.

      o Activities or services we or our affiliates provide that assist in the promotion and distribution of the contracts including promoting the funds available under the contracts to prospective and existing contract owners, authorized selling firms and investment professionals.

      o Providing sub-transfer agency and shareholder servicing to contract owners.

      o Promoting, including and/or retaining the fund's investment portfolios as underlying investment options in the contracts.

      o Advertising, printing and mailing sales literature, and printing and distributing prospectuses and reports.

      o Furnishing personal services to contract owners, including education of contract owners, answering routine inquiries regarding a fund, maintaining accounts or providing such other services eligible for service fees as defined under the rules of the National Association of Securities Dealers, Inc. (NASD).

      o Subaccounting, transaction processing, recordkeeping and administration.

o SOURCES OF REVENUE RECEIVED FROM AFFILIATED FUNDS: The affiliated funds are managed by RiverSource Investments. The sources of revenue we receive from these affiliated funds, or from affiliates of these funds, may include, but are not necessarily limited to, the following:

      o Assets of the fund's adviser and transfer agent or an affiliate of these. The revenue resulting from these sources may be based either on a percentage of average daily net assets of the fund or on the actual cost of certain services we provide with respect to the fund. We may receive this revenue either in the form of a cash payment or it may be allocated to us.

      o Compensation paid out of 12b-1 fees that are deducted from fund assets and disclosed in the "12b-1 fees" column of the "Annual Operating Expenses of the Funds" table.

o SOURCES OF REVENUE RECEIVED FROM UNAFFILIATED FUNDS: The unaffiliated funds are not managed by an affiliate of ours. The sources of revenue we receive from these unaffiliated funds, or the funds' affiliates, may include, but are not necessarily limited to, the following:

      o Assets of the fund's adviser, subadviser, transfer agent or an affiliate of these and assets of the fund's distributor or an affiliate. The revenue resulting from these sources usually is based on a percentage of average daily net assets of the fund but there may be other types of payment arrangements.

      o Compensation paid out of 12b-1 fees that are deducted from fund assets and disclosed in the "12b-1 fees" column of the "Annual Operating Expenses of the Funds" table.


------------------------------------------------------------------------------

RIVERSOURCE INNOVATIONS VARIABLE ANNUITY
- ISSUED BY RIVERSOURCE LIFE INSURANCE CO. OF NEW YORK - PROSPECTUS 11

YOU MAY ALLOCATE PURCHASE PAYMENTS OR TRANSFERS TO ANY OR ALL OF THE SUBACCOUNTS OF THE VARIABLE ACCOUNT THAT INVEST IN SHARES OF THE FOLLOWING
FUNDS:

--------------------------------------------------------------------------------------------------------------------------
FUND                             INVESTMENT OBJECTIVE AND POLICIES                   INVESTMENT ADVISER
--------------------------------------------------------------------------------------------------------------------------
AIM V.I. Basic Value Fund,       Long-term growth of capital. Invests at least       A I M Advisors, Inc.
Series II Shares                 65% of its total assets in equity securities
                                 of U.S. issuers that have market capitalizations
                                 of greater than $500 million and are believed to
                                 be undervalued in relation to long-term earning
                                 power or other factors. The fund may invest up to
                                 25% of its total assets in foreign securities.

--------------------------------------------------------------------------------------------------------------------------
AIM V.I. Capital                 Long-term growth of capital. Invests primarily      A I M Advisors, Inc.
Development Fund,                in securities (including common stocks,
Series II Shares                 convertible securities and bonds) of small-
                                 and medium-sized companies. The Fund may
                                 invest up to 25% of its total assets in
                                 foreign securities.

--------------------------------------------------------------------------------------------------------------------------
AIM V.I. Core Equity Fund,       Growth of capital. Invests normally at least        A I M Advisors, Inc.
Series II Shares                 80% of its net assets, plus the amount of any
                                 borrowings for investment purposes, in equity
                                 securities, including convertible securities
                                 of established companies that have long-term
                                 above-average growth in earnings and dividends
                                 and growth companies that are believed to have
                                 the potential for above-average growth in
                                 earnings and dividends. The Fund may invest up
                                 to 25% of its total assets in foreign
                                 securities.

--------------------------------------------------------------------------------------------------------------------------
AllianceBernstein VPS            Total return consistent with reasonable risk,       AllianceBernstein L.P.
Balanced Shares Portfolio        through a combination of income and
(Class B)                        longer-term growth of capital. Invests
                                 primarily in U.S. government and agency
                                 obligations, bonds, fixed-income senior
                                 securities (including short-and long-term debt
                                 securities and preferred stocks to the extent
                                 their value is attributable to their
                                 fixed-income characteristics), and common
                                 stocks.

--------------------------------------------------------------------------------------------------------------------------
AllianceBernstein VPS            Long-term growth of capital. The Fund invests       AllianceBernstein L.P.
Global Technology Portfolio      at least 80% of its net assets in securities
(Class B)                        of companies that use technology extensively
                                 in the development of new or improved products
                                 or processes. Invests in a global portfolio of
                                 securities of U.S. and foreign companies
                                 selected for their growth potential.

--------------------------------------------------------------------------------------------------------------------------
AllianceBernstein VPS            Long-term growth of capital. Invests primarily      AllianceBernstein L.P.
Growth and Income                in dividend- paying common stocks of large,
Portfolio (Class B)              well-established, "blue chip" companies.

--------------------------------------------------------------------------------------------------------------------------
AllianceBernstein VPS            Long-term growth of capital. Invests primarily      AllianceBernstein L.P.
Large Cap Growth Portfolio       in equity securities of U.S. companies. Unlike
(Class B)                        most equity funds, the Portfolio focuses on a
                                 relatively small number of intensively
                                 researched companies.

--------------------------------------------------------------------------------------------------------------------------
Fidelity(R) VIP Contrafund(R)    Seeks long-term capital appreciation. Normally      Fidelity Management & Research
Portfolio Service Class 2        invests primarily in common stocks. Invests in      Company (FMR), investment manager;
                                 securities of companies whose value it              FMR U.K. and FMR Far East,
                                 believes is not fully recognized by the             sub-investment advisers.
                                 public. Invests in either "growth" stocks or
                                 "value" stocks or both. The fund invests in
                                 domestic and foreign issuers.

--------------------------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------

12 RIVERSOURCE INNOVATIONS VARIABLE ANNUITY
- ISSUED BY RIVERSOURCE LIFE INSURANCE CO. OF NEW YORK - PROSPECTUS

--------------------------------------------------------------------------------------------------------------------------
FUND                             INVESTMENT OBJECTIVE AND POLICIES                   INVESTMENT ADVISER
--------------------------------------------------------------------------------------------------------------------------
Fidelity(R) VIP Growth           Seeks to achieve capital appreciation.              Fidelity Management & Research
Portfolio Service Class 2        Normally invests primarily in common stocks.        Company (FMR), investment manager;
                                 Invests in companies that it believes have          FMR U.K., FMR Far East,
                                 above-average growth potential (stocks of           sub-investment advisers.
                                 these companies are often called "growth"
                                 stocks). The Fund invests in domestic and
                                 foreign issuers.

--------------------------------------------------------------------------------------------------------------------------
Fidelity(R) VIP Mid Cap          Long-term growth of capital. Normally invests       Fidelity Management & Research
Portfolio Service Class 2        primarily in common stocks. Normally invests        Company (FMR), investment manager;
                                 at least 80% of assets in securities of             FMR U.K., FMR Far East,
                                 companies with medium market capitalizations.       sub-investment advisers.
                                 May invest in companies with smaller or larger
                                 market capitalizations. Invests in domestic
                                 and foreign issuers. The Fund invests in
                                 either "growth" or "value" common stocks or
                                 both.

--------------------------------------------------------------------------------------------------------------------------
Fidelity(R) VIP Overseas         Long-term growth of capital. Normally invests       Fidelity Management & Research
Portfolio Service Class 2        primarily in common stocks of foreign               Company (FMR), investment manager;
                                 securities. Normally invests at least 80% of        FMR U.K., FMR Far East, Fidelity
                                 assets in non-U.S. securities.                      International Investment Advisors
                                                                                     (FIIA) and FIIA U.K., sub-investment
                                                                                     advisers.

--------------------------------------------------------------------------------------------------------------------------
FTVIPT Franklin Real             Seeks capital appreciation, with current            Franklin Advisers, Inc.
Estate Fund - Class 2            income as a secondary goal. The Fund normally
                                 invests at least 80% of its net assets in
                                 investments of companies operating in the real
                                 estate sector.

--------------------------------------------------------------------------------------------------------------------------
FTVIPT Franklin Small Cap        Seeks long-term total return. The Fund              Franklin Advisory Services, LLC
Value Securities Fund -          normally invests at least 80% of its net
Class 2                          assets in investments of small capitalization
                                 companies, and normally invests predominantly
                                 in equity securities. For this Fund,
                                 small-capitalization companies are those with
                                 market capitalization values not exceeding
                                 $2.5 billion, at the time of purchase. The
                                 Fund invests mainly in equity securities of
                                 companies that the manager believes are
                                 undervalued.

--------------------------------------------------------------------------------------------------------------------------
FTVIPT Franklin                  Seeks long-term capital growth. The Fund            Franklin Advisers, Inc.
Small-Mid Cap Growth             normally invests at least 80% of its net
Securities Fund - Class 2        assets in investments of small capitalization
                                 (small cap) and mid capitalization (mid cap)
                                 companies. For this Fund, small-cap companies
                                 are those with market capitalization values
                                 not exceeding $1.5 billion or the highest
                                 market capitalization value in the Russell
                                 2000(R) Index, whichever is greater, at the time
                                 of purchase; and mid cap companies are
                                 companies with market capitalization values not
                                 exceeding $8.5 billion at the time of purchase.

--------------------------------------------------------------------------------------------------------------------------
FTVIPT Mutual Shares             Seeks capital appreciation, with income as a        Franklin Mutual Advisers, LLC
Securities Fund - Class 2        secondary goal. The Fund normally invests
                                 mainly in equity securities that the manager
                                 believes are undervalued. The Fund normally
                                 invests primarily in undervalued stocks and to
                                 a lesser extent in risk arbitrage securities
                                 and distressed companies.

--------------------------------------------------------------------------------------------------------------------------
FTVIPT Templeton Foreign         Long-term capital growth. The Fund normally         Templeton Investment Counsel, LLC
Securities Fund - Class 2        invests at least 80% of its net assets in
                                 investments of issuers located outside the
                                 U.S., including those in emerging markets.

--------------------------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------

RIVERSOURCE INNOVATIONS VARIABLE ANNUITY
- ISSUED BY RIVERSOURCE LIFE INSURANCE CO. OF NEW YORK - PROSPECTUS 13

--------------------------------------------------------------------------------------------------------------------------
FUND                             INVESTMENT OBJECTIVE AND POLICIES                   INVESTMENT ADVISER
--------------------------------------------------------------------------------------------------------------------------
MFS(R) Investors Growth          Long-term growth of capital and future income.      MFS Investment Management(R)
Stock Series - Service Class     Invests at least 80% of its net assets in
                                 common stocks and related securities of
                                 companies which MFS(R) believes offer better than
                                 average prospects for long-term growth.

--------------------------------------------------------------------------------------------------------------------------
MFS(R) New Discovery             Capital appreciation. Invests at least 65% of       MFS Investment Management(R)
Series - Service Class           its net assets in equity securities of emerging
                                 growth companies.

--------------------------------------------------------------------------------------------------------------------------
MFS(R) Total Return Series -     Above-average income consistent with the            MFS Investment Management(R)
Service Class                    prudent employment of capital, with growth of
                                 capital and income as a secondary objective.
                                 Invests primarily in a combination of equity
                                 and fixed income securities.

--------------------------------------------------------------------------------------------------------------------------
MFS(R) Utilities Series -        Capital growth and current income. Invests          MFS Investment Management(R)
Service Class                    primarily in equity and debt securities of
                                 domestic and foreign companies in the utilities
                                 industry.

--------------------------------------------------------------------------------------------------------------------------
Oppenheimer Capital              Capital appreciation. Invests in securities of      OppenheimerFunds, Inc.
Appreciation Fund/VA,            well-known, established companies.
Service Shares

--------------------------------------------------------------------------------------------------------------------------
Oppenheimer Global               Long-term capital appreciation. Invests mainly      OppenheimerFunds, Inc.
Securities Fund/VA,              in common stocks of U.S. and foreign issuers
Service Shares                   that are "growth-type" companies, cyclical
                                 industries and special situations that are
                                 considered to have appreciation possibilities.

--------------------------------------------------------------------------------------------------------------------------
Oppenheimer High Income          High level of current income. Invests in            OppenheimerFunds, Inc.
Fund/VA, Service Shares          high-yield fixed-income securities.

--------------------------------------------------------------------------------------------------------------------------
Oppenheimer Main Street          Seeks capital appreciation. Invests mainly in       OppenheimerFunds, Inc.
Small Cap Fund/VA,               common stocks of small-capitalization U.S.
Service Shares                   companies that the fund's investment manager
                                 believes have favorable business trends or
                                 prospects.

--------------------------------------------------------------------------------------------------------------------------
Oppenheimer Strategic            High level of current income principally            OppenheimerFunds, Inc.
Bond Fund/VA,                    derived from interest on debt securities.
Service Shares                   Invests mainly in three market sectors: debt
                                 securities of foreign governments and
                                 companies, U.S. government securities and
                                 lower-rated high yield securities of U.S. and
                                 foreign companies.

--------------------------------------------------------------------------------------------------------------------------
Putnam VT Growth and             Seeks capital growth and current income. The        Putnam Investment Management, LLC
Income Fund -                    fund pursues its goal by investing mainly in
Class IB Shares                  common stocks of U.S. companies, with a focus
                                 on value stocks that offer the potential for
                                 capital growth, current income or both.

--------------------------------------------------------------------------------------------------------------------------
Putnam VT International          Seeks capital appreciation. The fund pursues        Putnam Investment Management, LLC
Equity Fund -                    its goal by investing mainly in common stocks
Class IB Shares                  of companies outside the United States that
                                 Putnam Management believes have favorable
                                 investment potential. Under normal
                                 circumstances, the fund invests at least 80% of
                                 its net assets in equity investments.

--------------------------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------

14 RIVERSOURCE INNOVATIONS VARIABLE ANNUITY
- ISSUED BY RIVERSOURCE LIFE INSURANCE CO. OF NEW YORK - PROSPECTUS

--------------------------------------------------------------------------------------------------------------------------
FUND                             INVESTMENT OBJECTIVE AND POLICIES                   INVESTMENT ADVISER
--------------------------------------------------------------------------------------------------------------------------
Putnam VT Research               Seeks capital appreciation. The fund pursues        Putnam Investment Management, LLC
Fund - Class IB Shares           its goal by investing mainly in common stocks
                                 of U.S. companies that Putnam Management thinks
                                 have the greatest potential for capital
                                 appreciation with stock prices that reflect a
                                 value lower than that which Putnam Management
                                 places on the company, or whose earnings Putnam
                                 Management believes are likely to grow over
                                 time.

--------------------------------------------------------------------------------------------------------------------------
Putnam VT Vista Fund -           Seeks capital appreciation. The fund pursues        Putnam Investment Management, LLC
Class IB Shares                  its goal by investing mainly in common stocks
                                 of U.S. companies, with a focus on growth
                                 stocks.

--------------------------------------------------------------------------------------------------------------------------
RiverSource Variable             Maximum current income consistent with              RiverSource Investments, LLC
Portfolio - Cash                 liquidity and stability of principal. Invests       (RiverSource Investments)
Management Fund                  primarily in money market instruments, such as
                                 marketable debt obligations issued by
                                 corporations or the U.S. government or its
                                 agencies, bank certificates of deposit,
                                 bankers' acceptances, letters of credit, and
                                 commercial paper, including asset-backed
                                 commercial paper.

--------------------------------------------------------------------------------------------------------------------------
RiverSource Variable             High level of current income while attempting       RiverSource Investments
Portfolio - Diversified          to conserve the value of the investment and
Bond Fund                        continuing a high level of income for the
                                 longest period of time. Under normal market
                                 conditions, the Fund invests at least 80% of
                                 its net assets in bonds and other debt
                                 securities. At least 50% of the Fund's net
                                 assets will be invested in securities like
                                 those included in the Lehman Brothers Aggregate
                                 Bond Index (Index), which are investment grade
                                 and denominated in U.S. dollars. The Index
                                 includes securities issued by the U.S.
                                 government, corporate bonds, and mortgage- and
                                 asset-backed securities. Although the Fund
                                 emphasizes high- and medium-quality debt
                                 securities, it will assume some credit risk to
                                 achieve higher yield and/or capital
                                 appreciation by buying lower-quality (junk)
                                 bonds.

--------------------------------------------------------------------------------------------------------------------------
RiverSource Variable             High level of current income and, as a              RiverSource Investments
Portfolio - Diversified          secondary goal, steady growth of capital. Under
Equity Income Fund               normal market conditions, the Fund invests at
                                 least 80% of its net assets in dividend-paying
                                 common and preferred stocks.

--------------------------------------------------------------------------------------------------------------------------
RiverSource Variable             Long-term capital growth. Invests primarily in      RiverSource Investments
Portfolio - Growth Fund          common stocks and securities convertible into
                                 common stocks that appear to offer growth
                                 opportunities. These growth opportunities could
                                 result from new management, market
                                 developments, or technological superiority. The
                                 Fund may invest up to 25% of its total assets
                                 in foreign investments.

--------------------------------------------------------------------------------------------------------------------------
RiverSource Variable             Capital appreciation. Under normal market           RiverSource Investments
Portfolio - Large Cap            conditions, the Fund invests at least 80% of
Equity Fund                      its net assets in equity securities of
                                 companies with market capitalization greater
                                 than $5 billion at the time of purchase.

--------------------------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------

RIVERSOURCE INNOVATIONS VARIABLE ANNUITY
- ISSUED BY RIVERSOURCE LIFE INSURANCE CO. OF NEW YORK - PROSPECTUS 15

--------------------------------------------------------------------------------------------------------------------------
FUND                             INVESTMENT OBJECTIVE AND POLICIES                   INVESTMENT ADVISER
--------------------------------------------------------------------------------------------------------------------------
RiverSource Variable             Long-term capital appreciation. The Fund seeks      RiverSource Investments
Portfolio - S&P 500              to provide investment results that correspond
Index Fund                       to the total return (the combination of
                                 appreciation and income) of large-capitalization
                                 stocks of U.S. companies. The Fund invests in
                                 common stocks included in the Standard & Poor's
                                 500 Composite Stock Price Index (S&P 500). The
                                 S&P 500 is made up primarily of
                                 large-capitalization companies that represent a
                                 broad spectrum of the U.S. economy.

--------------------------------------------------------------------------------------------------------------------------
RiverSource Variable             A high level of current income and safety of        RiverSource Investments
Portfolio - Short Duration       principal consistent with an investment in U.S.
U.S. Government Fund             government and government agency securities.
                                 Under normal market conditions, at least 80% of
                                 the Fund's net assets are invested in
                                 securities issued or guaranteed as to principal
                                 and interest by the U.S. government, its
                                 agencies or instrumentalities.

--------------------------------------------------------------------------------------------------------------------------
RiverSource Variable             Long-term capital appreciation. Invests             RiverSource Investments, adviser;
Portfolio - Small Cap            primarily in equity securities. Under normal        Goldman Sachs Asset Management, L.P.,
Value Fund                       market conditions, at least 80% of the Fund's       Royce & Associates, LLC, Donald
                                 net assets will be invested in small cap            Smith & Co., Inc., Franklin Portfolio
                                 companies with market capitalization, at the        Associates LLC and Barrow, Hanley,
                                 time of investment, of up to $2.5 billion or        Mewhinney & Strauss, Inc.,
                                 that fall within the range of the Russell 2000(R)   subadvisers.
                                 Value Index.

--------------------------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------

16 RIVERSOURCE INNOVATIONS VARIABLE ANNUITY
- ISSUED BY RIVERSOURCE LIFE INSURANCE CO. OF NEW YORK - PROSPECTUS

THE ONE-YEAR FIXED ACCOUNT


You may allocate purchase payments or transfer accumulated value to the one-year fixed account. We back the principal and interest guarantees relating to the one-year fixed account. These guarantees are based on the continued claims-paying ability of the company. The value of the one-year fixed account increases as we credit interest to the account. Purchase payments and transfers to the one-year fixed account become part of our general account. We credit and compound interest daily based on a 365-day year (366 in a leap year) so as to produce the annual effective rate which we declare. The interest rate we apply to each purchase payment or transfer to the one-year fixed account is guaranteed for one year. Thereafter, we will change the rates from time-to-time at our discretion. These rates will be based on various factors including, but not limited to, the interest rate environment, returns earned on investments backing these annuities, the rates currently in effect for new and existing RiverSource Life of NY annuities, product design, competition, and RiverSource Life of NY's revenues and expenses. The guaranteed minimum interest rate offered may vary by state but will not be lower than state law allows.


Interest in the one-year fixed account is not required to be registered with the SEC. The SEC staff does not review the disclosures in this prospectus on the one-year fixed account, however, disclosures regarding the one-year fixed account may be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of statements made in prospectuses.

BUYING YOUR CONTRACT

New contracts are not currently being offered.

As the owner, you have all rights and may receive all benefits under the contract. You can own a qualified or nonqualified annuity. Generally, you can own a nonqualified annuity in joint tenancy with rights of survivorship only in spousal situations. You cannot own a qualified annuity in joint tenancy. You can buy a contract or become an annuitant if you are 85 or younger.

When you applied, you selected:

o the one-year fixed account and/or subaccounts in which you want to invest;

o     how you want to make purchase payments;

o     the optional MAV death benefit(1);

o     the optional GMIB - MAV rider(2);

o     the optional GMIB - 6% Rising Floor rider(2);

o     the optional Performance Credit Rider(2);

o     the length of the withdrawal charge schedule (5 or 7 years); and

o     a beneficiary.

(1) Available if both you and the annuitant are 79 or younger at contract issue. If you select a GMIB rider, you must elect the MAV death benefit.

(2) If you select the PCR, you cannot add a GMIB rider. You may select a GMIB rider if the annuitant is 75 or younger at contract issue. The GMIB is not available with ROP death benefit.

The contract provides for allocation of purchase payments to the subaccounts of the variable account and/or to the one-year fixed account in even 1% increments. For contracts with applications signed on or after June 16, 2003, the amount of any purchase payment allocated to the one-year fixed account in total cannot exceed 30% of the purchase payment. More than 30% of a purchase payment may be so allocated if you establish a dollar cost averaging arrangement with respect to the purchase payment according to procedures currently in effect, or you are participating according to the rules of an asset allocation model portfolio program available under the contract, if any.

We applied your initial purchase payment to the one-year fixed account and subaccounts you selected within two business days after we received it at our home office. We will credit additional purchase payments you make to your accounts on the valuation date we receive them. If we receive an additional purchase payment at our home office before the close of business, we will credit any portion of that payment allocated to the subaccounts using the accumulation unit value we calculate on the valuation date we received the payment. If we receive an additional purchase payment at our home office at or after the close of business, we will credit any portion of that payment allocated to the subaccounts using the accumulation unit value we calculate on the next valuation date after we received the payment.

You may make additional purchase payments to nonqualified and qualified annuities until the retirement date.


------------------------------------------------------------------------------

RIVERSOURCE INNOVATIONS VARIABLE ANNUITY
- ISSUED BY RIVERSOURCE LIFE INSURANCE CO. OF NEW YORK - PROSPECTUS 17

THE RETIREMENT DATE

Annuity payouts are scheduled to begin on the retirement date. When we process your application, we will establish the retirement date to be the maximum age (or contract anniversary if applicable) for nonqualified annuities and Roth IRAs and for qualified annuities the date specified below. You can also select a date within the maximum limits. Your selected date can align with your actual retirement from a job, or it can be a different future date, depending on your needs and goals and on certain restrictions. You also can change the retirement date, provided you send us written instructions at least 30 days before annuity payouts begin. The retirement date may not be earlier than 13 months after the contract effectiveness date.

FOR NONQUALIFIED ANNUITIES AND ROTH IRAS, THE RETIREMENT DATE MUST BE:

o     no later than the annuitant's 90th birthday.

FOR QUALIFIED ANNUITIES EXCEPT ROTH IRAS, TO COMPLY WITH IRS REGULATIONS, THE RETIREMENT DATE GENERALLY MUST BE:

o for IRAs, by April 1 of the year following the calendar year when the annuitant reaches age 70 1/2; or

o for all other qualified plans, by April 1 of the year following the calendar year when the annuitant reaches age 70 1/2 or, if later, retires (except that 5% business owners may not select a retirement date that is later than April 1 of the year following the calendar year when they reach age 70 1/2).

If you satisfy your required minimum distribution in the form of partial withdrawals from this contract, annuity payouts can start as late as the annuitant's 90th birthday, or a date that has been otherwise agreed to by us.

Contract owners of IRAs and TSAs may also be able to satisfy required minimum distributions using other IRAs or TSAs, and in that case, may delay the annuity payout start date for this contract.

BENEFICIARY

We will pay your named beneficiary the death benefit if it becomes payable before the retirement date (while the contract is in force and before annuity payouts begin). If there is no named beneficiary, then the default provisions of your contract will apply. (See "Benefits in Case of Death" for more about beneficiaries.)

MINIMUM PURCHASE PAYMENTS

      $2,000 initial payment.

      $100 for additional payments.

MAXIMUM TOTAL ALLOWABLE PURCHASE PAYMENTS*

      $1,000,000


* This limit applies in total to all RiverSource Life of NY annuities you own. We reserve the right to waive or increase the maximum limit. For qualified annuities, the tax-deferred retirement plan's or the Code's limits on annual contributions also apply.


HOW TO MAKE PURCHASE PAYMENTS

1 BY LETTER

Send your check along with your name and contract number to our home office:


RIVERSOURCE LIFE INSURANCE CO. OF NEW YORK

20 MADISON AVENUE EXT.
P.O. BOX 5555
ALBANY, NY 12205-5555


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18 RIVERSOURCE INNOVATIONS VARIABLE ANNUITY
- ISSUED BY RIVERSOURCE LIFE INSURANCE CO. OF NEW YORK - PROSPECTUS

PURCHASE PAYMENT CREDITS

You will generally receive a purchase payment credit with any payment you make to your contract that brings your total net payment (total payments less total withdrawals) to $100,000 or more.

We apply a credit to your contract of 1% of your current payment. If you make any additional payments that cause the contract to be eligible for the credit, we will add credits to your prior purchase payments (less total withdrawals). We apply this credit immediately. We allocate the credit to the one-year fixed account and subaccounts in the same proportions as your purchase payment.

We fund the credit from our general account. Credits are not considered to be "investments" for income tax purposes. (See "Taxes.")

We will reverse credits from the contract value for any purchase payment that is not honored (if, for example, your purchase payment check is returned for insufficient funds). The amount returned to you under the free look provision also will not include any credits applied to your contract.

Because of higher charges, there may be circumstances where you may be worse off for having received the credit than in other contracts. All things being equal (such as guarantee availability or fund performance and availability), this may occur if you hold your contract for 15 years or more. This also may occur if you make a full withdrawal in the first five or seven years, depending on the withdrawal charge schedule you choose. You should consider these higher charges and other relevant factors before you buy this contract or before you exchange a contract you currently own for this contract.

This credit is made available because of lower distribution and other expenses associated with larger-sized contracts and through revenue from higher withdrawal charges and contract administrative charges than would otherwise be charged. In general, we do not profit from the higher charges assessed to cover the cost of the purchase payment credit. We use all the revenue from these higher charges to pay for the cost of the credits. However, we could profit from the higher charges if market appreciation is higher than expected or if contract owners hold their contracts for longer than expected.

CHARGES

CONTRACT ADMINISTRATIVE CHARGE

We charge this fee for establishing and maintaining your records. We deduct $40 from the contract value on your contract anniversary or, if earlier, when the contract is fully withdrawn. We prorate this charge among the subaccounts and the one-year fixed account in the same proportion your interest in each account bears to your total contract value. However, any amount deducted from the one-year fixed account will be limited to (1) the amount of interest credited in excess of the guaranteed minimum interest rate; plus (2) any amounts allocated or transferred to the one-year fixed account in that contract year. In no instance will the charge from the one-year fixed account exceed $30 in any contract year.

We will waive this charge when your contract value is $50,000 or more on the current contract anniversary.

If you take a full withdrawal from your contract, we will deduct the charge at the time of withdrawal regardless of the contract value. We cannot increase the annual contract administrative charge and it does not apply after annuity payouts begin or when we pay death benefits.

VARIABLE ACCOUNT ADMINISTRATIVE CHARGE

We apply this charge daily to the subaccounts. It is reflected in the unit values of your subaccounts and it totals 0.15% of their average daily net assets on an annual basis. It covers certain administrative and operating expenses of the subaccounts such as accounting, legal and data processing fees and expenses involved in the preparation and distribution of reports and prospectuses. We cannot increase the variable account administrative charge.

MORTALITY AND EXPENSE RISK FEE

We charge these fees daily to the subaccounts. The unit values of your subaccounts reflect these fees. These fees cover the mortality and expense risk that we assume. Approximately two-thirds of this amount is for our assumption of mortality risk, and one-third is for our assumption of expense risk. These fees do not apply to the one-year fixed account. We cannot increase these fees.

These fees are based on whether the contract is a qualified annuity or a nonqualified annuity, the withdrawal charge schedule and the death benefit that applies to your contract.

                                           QUALIFIED ANNUITIES   NONQUALIFIED ANNUITIES
SEVEN-YEAR WITHDRAWAL CHARGE SCHEDULE:
ROP death benefit                                 0.85%                   1.10%
MAV death benefit                                 0.95                    1.20

FIVE-YEAR WITHDRAWAL CHARGE SCHEDULE:
ROP death benefit                                 1.15                    1.40
MAV death benefit                                 1.25                    1.50


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RIVERSOURCE INNOVATIONS VARIABLE ANNUITY
- ISSUED BY RIVERSOURCE LIFE INSURANCE CO. OF NEW YORK - PROSPECTUS 19

Mortality risk arises because of our guarantee to pay a death benefit and our guarantee to make annuity payouts according to the terms of the contract, no matter how long a specific annuitant lives and no matter how long our entire group of annuitants live. If, as a group, annuitants outlive the life expectancy we assumed in our actuarial tables, then we must take money from our general assets to meet our obligations. If, as a group, annuitants do not live as long as expected, we could profit from the mortality risk fee.

Expense risk arises because we cannot increase the contract administrative charge or the variable account administrative charge and these charges may not cover our expenses. We would have to make up any deficit from our general assets. We could profit from the expense risk fee if future expenses are less than expected.

The subaccounts pay us the mortality and expense risk fee they accrued as follows:

o first, to the extent possible, the subaccounts pay this fee from any dividends distributed from the funds in which they invest;

o then, if necessary, the funds redeem shares to cover any remaining fees payable.

We may use any profits we realize from the subaccounts' payment to us of the mortality and expense risk fee for any proper corporate purpose, including, among others, payment of distribution (selling) expenses. We do not expect that the withdrawal charge, discussed below, will cover sales and distribution expenses.

GUARANTEED MINIMUM INCOME BENEFIT RIDER (GMIB) FEE

We charge an annual fee for this optional feature only if you select it. There are two GMIB rider options available under your contract (see "Guaranteed Minimum Income Benefit Rider"). The fee for GMIB - MAV is currently 0.55% of the adjusted contract value. The fee for GMIB - 6% Rising Floor is currently 0.75% of the adjusted contract value. Depending on the GMIB rider option you choose, we deduct the appropriate fee from the contract value on your contract anniversary at the end of each contract year. We prorate this fee among the subaccounts and one-year fixed account in the same proportion your interest in each account bears to your total contract value. However, any amount deducted from the one-year fixed account will be limited to: (1) the amount of interest credited in excess of the guaranteed minimum interest rate; plus (2) any amounts allocated or transferred to the one-year fixed account in that year.

If the contract is terminated for any reason or when annuity payouts begin, we will deduct the appropriate GMIB fee, adjusted for the number of calendar days coverage was in place. We cannot increase either GMIB fee after the rider effective date and it does not apply after annuity payouts begin or the GMIB terminates.

We calculate the fee as follows:

            GMIB - MAV                                 0.55% x (CV + ST - FAV)
            GMIB - 6% RISING FLOOR                     0.75% x (CV + ST - FAV)



   CV = contract value on the contract anniversary

   ST = transfers from the subaccounts to the one-year fixed account made during the six months before the contract anniversary.

  FAV = the value of the one-year fixed account on the contract anniversary.

The result of ST - FAV will never be greater than zero. This allows us to base the GMIB fee largely on the subaccounts and not on the one-year fixed account.

EXAMPLE

o You purchase the contract with a payment of $50,000 on Jan. 1, 2004 and allocate all of your payment to the subaccounts.

o On Sept. 1, 2004 your contract value is $75,000. You transfer $15,000 from the subaccounts to the one-year fixed account.

o On Jan. 1, 2005 (the first contract anniversary) the one-year fixed account value is $15,250 and the subaccount value is $58,000. Your total contract value is $73,250.

o     The GMIB fee for:

            GMIB - MAV is 0.55%; and
            GMIB - 6% RISING FLOOR is 0.75%.

We calculate the charge as follows:
   Contract value on the contract anniversary:                                  $73,250
   plus transfers from the subaccounts to the one-year fixed account
   in the six months before the contract anniversary:                           +15,000
   minus the value of the one-year fixed account on the contract anniversary:   -15,250
                                                                                -------
                                                                                $73,000

The GMIB fee charged to you:
   GMIB - MAV             (0.55% x $73,000) =                                   $401.50
   GMIB - 6% RISING FLOOR (0.75% x $73,000) =                                   $547.50


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20 RIVERSOURCE INNOVATIONS VARIABLE ANNUITY
- ISSUED BY RIVERSOURCE LIFE INSURANCE CO. OF NEW YORK - PROSPECTUS

PERFORMANCE CREDIT RIDER (PCR) FEE

We charge a fee of 0.15% of your contract value for this optional feature if you select it(1). If selected, we deduct the fee from your contract value on your contract anniversary at the end of each contract year. We prorate this fee among the subaccounts and the one-year fixed account in the same proportion as your interest bears to your total contract value. However, any amount deducted from the one-year fixed account will be limited to: (1) the amount of interest credited in excess of the guaranteed minimum interest rate; plus (2) any amounts allocated or transferred to the one-year fixed account in that year.

If the contract is terminated for any reason or when annuity payouts begin, we will deduct the PCR fee, adjusted for the number of calendar days coverage was in place. We cannot increase the PCR fee.

(1)   If you select the PCR, you cannot add a GMIB rider.

WITHDRAWAL CHARGE

If you withdraw all or part of your contract, you may be subject to a withdrawal charge. A withdrawal charge applies if all or part of the withdrawal amount is from purchase payments we received less than six or eight years before the date of withdrawal, depending on the withdrawal charge schedule you select. You select the withdrawal charge period at the time of your application for contract. The withdrawal charge percentages that apply to you are shown in your contract.

Each time you make a purchase payment under the contract, a withdrawal charge attaches to that purchase payment. The withdrawal charge percentage for each purchase payment declines according to a schedule shown in the contract. For example, if you select the seven-year schedule, during the first two years after a purchase payment is made, the withdrawal charge percentage attached to that payment is 8%. The withdrawal charge percentage for that payment during the seventh year after it is made is 3%. At the beginning of the eighth year after that purchase payment is made, and thereafter, there is no withdrawal charge as to that payment.

You may withdraw an amount during any contract year without incurring a withdrawal charge. We call this amount the Total Free Amount ("TFA"). The TFA is the amount of your contract value that you may withdraw without incurring a withdrawal charge. Amounts withdrawn in excess of the TFA may be subject to a withdrawal charge as described below. The TFA is defined as the maximum of (a) and (b) where:

   (a) is 10% of your prior anniversary's contract value; and

   (b) is current contract earnings.

NOTE: We determine current contract earnings (CE) by looking at the entire contract value (CV), not the earnings of any particular subaccount or the one-year fixed account. If the contract value is less than purchase payments received and not previously withdrawn (PPNPW) then contract earnings are zero. We consider your initial purchase payment and purchase payment credit to be the prior anniversary's contract value during the first contract year.

For purposes of calculating any withdrawal charge, we treat amounts withdrawn from your contract value in the following order:


1. First, in each contract year, we withdraw amounts totaling up to 10% of your prior anniversary's contract value. We do not assess a withdrawal charge on this amount.

2. Next, we withdraw contract earnings, if any, that are greater than the amount described in number one above. We do not assess a withdrawal charge on contract earnings.

3. Next we withdraw purchase payments received prior to the withdrawal charge period shown in your contract. We do not assess a withdrawal charge on these purchase payments.

4. Finally, if necessary, we withdraw purchase payments received that are still within the withdrawal charge period you selected and shown in your contract. We withdraw these payments on a "first-in, first-out" (FIFO) basis. We do assess a withdrawal charge on these payments.

NOTE: After withdrawing earnings in numbers one and two above, we next withdraw enough additional contract value (ACV) to meet your requested withdrawal amount. If the amount described in number one above was greater than contract earnings prior to the withdrawal, the excess (XSF) will be excluded from the purchase payments being withdrawn that were received most recently when calculating the withdrawal charge. We determine the amount of purchase payments being withdrawn (PPW) in numbers three and four above as:

                  (ACV - XSF)
      PPW = XSF + ----------- X (PPNPW - XSF)
                   (CV - TFA)

If the additional contract value withdrawn is less than XSF, then PPW will equal ACV.

We determine your withdrawal charge by multiplying each of your payments withdrawn by the applicable withdrawal charge percentage, and then adding the total withdrawal charges.


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RIVERSOURCE INNOVATIONS VARIABLE ANNUITY
- ISSUED BY RIVERSOURCE LIFE INSURANCE CO. OF NEW YORK - PROSPECTUS 21

The withdrawal charge percentage depends on the number of years since you made the payments that are withdrawn, depending on the schedule you selected:

                               WITHDRAWAL CHARGE SCHEDULE
             SEVEN-YEAR SCHEDULE                      FIVE-YEAR SCHEDULE
   YEARS FROM PURCHASE   WITHDRAWAL CHARGE   YEARS FROM PURCHASE   WITHDRAWAL CHARGE
     PAYMENT RECEIPT        PERCENTAGE         PAYMENT RECEIPT        PERCENTAGE
            1                   8%                    1                   8%
            2                   8                     2                   7
            3                   7                     3                   6
            4                   7                     4                   4
            5                   6                     5                   2
            6                   5                     Thereafter          0
            7                   3
            Thereafter          0

For a partial withdrawal that is subject to a withdrawal charge, the amount we actually deduct from your contract value will be the amount you request plus any applicable withdrawal charge. The withdrawal charge percentage is applied to this total amount. We pay you the amount you requested.

WITHDRAWAL CHARGE UNDER ANNUITY PAYOUT PLAN E -- PAYOUTS FOR A SPECIFIED
PERIOD: Under this annuity payout plan, you can choose to take a withdrawal. The amount that you can withdraw is the present value of any remaining variable payouts. If the original contract is a qualified annuity with a seven-year withdrawal schedule, the discount rate we use in the calculation will be 4.86% if the assumed investment rate is 3.5% and 6.36% if the assumed investment rate is 5%. For a nonqualified annuity with a seven-year withdrawal schedule, the discounted rate we use in the calculation will be 5.11% if the assumed investment rate is 3.5% and 6.61% if the assumed investment rate is 5%. If the original contract is a qualified annuity with a five-year withdrawal schedule, the discount rate we use in the calculation will be 5.16% if the assumed investment rate is 3.5% and 6.66% if the assumed investment rate is 5%. For a nonqualified annuity with a five-year withdrawal schedule, the discounted rate will be 5.41% if the assumed investment rate is 3.5% and 6.91% if the assumed investment rate is 5%. The 5.0% assumed investment rate is not available for nonqualified plans with a five-year withdrawal charge schedule. The withdrawal charge equals the present value of the remaining payouts using the assumed investment rate minus the present value of the remaining payouts using the discount rate.

WITHDRAWAL CHARGE CALCULATION EXAMPLE

The following is an example of the calculation we would make to determine the withdrawal charge on a contract with a SEVEN-YEAR WITHDRAWAL CHARGE SCHEDULE with this history:

o The contract date is Jan. 1, 2004 with a contract year of Jan. 1 through Dec. 31 and with an anniversary date of Jan. 1 each year; and

o     We received these payments

      -- $10,000 Jan. 1, 2004;

      -- $8,000 Feb. 28, 2011;

      -- $6,000 Feb. 20, 2012; and

o You withdraw the contract for its total withdrawal value of $38,101 on Aug. 5, 2014 and made no other withdrawals during that contract year; and

o     The prior anniversary Jan. 1, 2013 contract value was $38,488.

WITHDRAWAL CHARGE   EXPLANATION
      $   0         $3,848.80 is 10% of the prior anniversary's contract value withdrawn without withdrawal charge; and
          0         $10,252.20 is contract earnings in excess of the 10% TFA withdrawal amount withdrawn without withdrawal charge; and
          0         $10,000 Jan. 1, 2004 purchase payment was received eight or more years before withdrawal and is withdrawn without withdrawal charge; and
        560         $8,000 Feb. 28, 2011 purchase payment is in its fourth year from receipt, withdrawn with a 7% withdrawal charge; and
        420         $6,000 Feb. 20, 2012 purchase payment is in its third year from receipt withdrawn with a 7% withdrawal
      -----         charge.
      $ 980

Under the same scenario, the withdrawal charge on a contract with a FIVE-YEAR WITHDRAWAL CHARGE SCHEDULE would be calculated:


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22 RIVERSOURCE INNOVATIONS VARIABLE ANNUITY
- ISSUED BY RIVERSOURCE LIFE INSURANCE CO. OF NEW YORK - PROSPECTUS

WITHDRAWAL CHARGE   EXPLANATION
      $   0         $3,848.80 is 10% of the prior anniversary's contract value withdrawn without withdrawal charge; and
          0         $10,252.20 is contract earnings in excess of the 10% TFA withdrawal amount withdrawn without withdrawal charge; and
          0         $10,000 Jan. 1, 2004 purchase payment was received six or more years before withdrawal and is withdrawn without withdrawal charge; and
        320         $8,000 Feb. 28, 2011 purchase payment is in its fourth year from receipt, withdrawn with a 4% withdrawal charge; and
        360         $6,000 Feb. 20, 2012 purchase payment is in its third year from receipt withdrawn with a 6% withdrawal
      -----         charge.
      $ 680

WAIVER OF WITHDRAWAL CHARGES

We do not assess withdrawal charges for:

o     withdrawals of any contract earnings;

o withdrawals of amounts totaling up to 10% of your prior contract anniversary's contract value to the extent it exceeds contract earnings;

o required minimum distributions from a qualified annuity provided the amount is no greater than the required minimum distribution amount calculated under your specific contract currently in force;

o contracts settled using an annuity payout plan, unless an annuity payout Plan E is later surrendered;

o     amounts we refund to you during the free look period;* and

o     death benefits.

* However, we will reverse certain purchase payment credits. (See "Buying Your Contract -- Purchase Payment Credits.")

POSSIBLE GROUP REDUCTIONS: In some cases, we may incur lower sales and administrative expenses due to the size of the group, the average contribution and the use of group enrollment procedures. In such cases, we may be able to reduce or eliminate the contract administrative and withdrawal charges. However, we expect this to occur infrequently.

FUND FEES AND EXPENSES

There are deductions from and expenses paid out of the assets of the funds that are described in the prospectuses for those funds. (See "Annual Operating Expenses of the Funds.")


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RIVERSOURCE INNOVATIONS VARIABLE ANNUITY
- ISSUED BY RIVERSOURCE LIFE INSURANCE CO. OF NEW YORK - PROSPECTUS 23

VALUING YOUR INVESTMENT

We value your accounts as follows:

ONE-YEAR FIXED ACCOUNT

We value the amount you allocated to the one-year fixed account directly in dollars. The value of the one-year fixed account equals:

o the sum of your purchase payments and transfer amounts allocated to the one-year fixed account plus any purchase payment credits allocated to the one-year fixed account;

o     plus interest credited;

o minus the sum of amounts withdrawn (including any applicable withdrawal charges) and amounts transferred out;

o     minus any prorated portion of the contract administrative charge; and

o minus the prorated portion of the fee for any of the following optional benefits you have selected:

      -- Guaranteed Minimum Income Benefit rider - MAV;

      -- Guaranteed Minimum Income Benefit rider - 6% Rising Floor; or

      -- Performance Credit rider.

SUBACCOUNTS

We convert amounts you allocated to the subaccounts into accumulation units. Each time you make a purchase payment or transfer amounts into one of the subaccounts or we apply any purchase payment credits, we credit a certain number of accumulation units to your contract for that subaccount. Conversely, we subtract a certain number of accumulation units from your contract each time you take a partial withdrawal; transfer amounts out of a subaccount; or we assess a contract administrative charge, a withdrawal charge or fee for any optional riders with annual charges (if applicable).

The accumulation units are the true measure of investment value in each subaccount during the accumulation period. They are related to, but not the same as, the net asset value of the fund in which the subaccount invests. The dollar value of each accumulation unit can rise or fall daily depending on the variable account expenses, performance of the fund and on certain fund expenses.

Here is how we calculate accumulation unit values:

NUMBER OF UNITS: to calculate the number of accumulation units for a particular subaccount, we divide your investment by the current accumulation unit value.

ACCUMULATION UNIT VALUE: the current accumulation unit value for each subaccount equals the last value times the subaccount's current net investment factor.

WE DETERMINE THE NET INVESTMENT FACTOR BY:

o adding the fund's current net asset value per share, plus the per share amount of any accrued income or capital gain dividends to obtain a current adjusted net asset value per share; then

o     dividing that sum by the previous adjusted net asset value per share;
      and

o subtracting the percentage factor representing the mortality and expense risk fee and the variable account administrative charge from the result.

Because the net asset value of the fund may fluctuate, the accumulation unit value may increase or decrease. You bear all the investment risk in a subaccount.

FACTORS THAT AFFECT SUBACCOUNT ACCUMULATION UNITS: accumulation units may change in two ways -- in number and in value.

The number of accumulation units you own may fluctuate due to:

o     additional purchase payments you allocate to the subaccounts;

o     any purchase payment credits allocated to the subaccounts;

o     transfers into or out of the subaccounts;

o     partial withdrawals;

o     withdrawal charges;

and the deduction of a prorated portion of:

o     the contract administrative charge;

o     the fee for any of the following optional benefits you have selected:

      -- Guaranteed Minimum Income Benefit rider - MAV;

      -- Guaranteed Minimum Income Benefit rider - 6% Rising Floor; or

      -- Performance Credit rider.


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24 RIVERSOURCE INNOVATIONS VARIABLE ANNUITY
- ISSUED BY RIVERSOURCE LIFE INSURANCE CO. OF NEW YORK - PROSPECTUS

Accumulation unit values will fluctuate due to:

o     changes in fund net asset value;

o     fund dividends distributed to the subaccounts;

o     fund capital gains or losses;

o     fund operating expenses; and

o mortality and expense risk fee and the variable account administrative charge.

MAKING THE MOST OF YOUR CONTRACT

AUTOMATED DOLLAR-COST AVERAGING

Currently, you can use automated transfers to take advantage of dollar-cost averaging (investing a fixed amount at regular intervals). For example, you might transfer a set amount monthly from a relatively conservative subaccount to a more aggressive one, or to several others, or from the one-year fixed account to one or more subaccounts. You can also obtain the benefits of dollar-cost averaging by setting up an Interest Sweep strategy. Interest Sweeps are a monthly transfer of the interest earned from the one-year fixed account into the subaccounts of your choice. If you participate in an Interest Sweep strategy, the interest you earn will be less than the annual interest rate we apply because there will be no compounding. There is no charge for dollar-cost averaging.

This systematic approach can help you benefit from fluctuations in accumulation unit values caused by fluctuations in the market values of the funds. Since you invest the same amount each period, you automatically acquire more units when the market value falls and fewer units when it rises. The potential effect is to lower your average cost per unit.

HOW DOLLAR-COST AVERAGING WORKS

                                                                             NUMBER
By investing an equal number                       AMOUNT    ACCUMULATION   OF UNITS
of dollars each month ...                 MONTH   INVESTED    UNIT VALUE    PURCHASED

                                           Jan      $100         $20          5.00
you automatically buy                      Feb       100          18          5.56
more units when the                        Mar       100          17          5.88
per unit market price is low ...------>    Apr       100          15          6.67
                                           May       100          16          6.25
                                           Jun       100          18          5.56
and fewer units                            Jul       100          17          5.88
when the per unit                          Aug       100          19          5.26
market price is high.           ------>    Sept      100          21          4.76
                                           Oct       100          20          5.00

You paid an average price of $17.91 per unit over the 10 months, while the average market price actually was $18.10.

Dollar-cost averaging does not guarantee that any subaccount will gain in value nor will it protect against a decline in value if market prices fall. Because dollar-cost averaging involves continuous investing, your success will depend upon your willingness to continue to invest regularly through periods of low price levels. Dollar-cost averaging can be an effective way to help meet your long-term goals. For specific features contact your investment professional.


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RIVERSOURCE INNOVATIONS VARIABLE ANNUITY
- ISSUED BY RIVERSOURCE LIFE INSURANCE CO. OF NEW YORK - PROSPECTUS 25

SPECIAL DOLLAR-COST AVERAGING (SPECIAL DCA) PROGRAM

If your net contract value(1) is at least $10,000, you can choose to participate in the Special DCA program, if available. There is no charge for the Special DCA program. Under the Special DCA program, you can allocate a new purchase payment and any applicable purchase payment credit to a six-month or twelve-month Special DCA account.

You may only allocate a new purchase payment of at least $10,000 to a Special DCA account. You cannot transfer existing contract values into a Special DCA account. Each Special DCA account lasts for either six or twelve months (depending on the time period you select) from the time we receive your first purchase payment. We make monthly transfers of your total Special DCA account value into the one-year fixed account and/or subaccounts you select over the time period you select (either six or twelve months).

We reserve the right to credit a lower interest rate to each Special DCA account if you select the one-year fixed account as part of your Special DCA transfers. We will change the interest rate on each Special DCA account from time to time at our discretion. We base these rates on competition and on the interest rate we are crediting to the one-year fixed account at the time of the change. Once we credit interest to a particular purchase payment and purchase payment credit, that rate does not change even if we change the rate we credit on new purchase payments or if your net contract value changes.

(1) "Net contract value" equals your current contract value plus any new purchase payment and purchase payment credit. If this is a new contract funded by purchase payments from multiple sources, we determine your net contract value based on the purchase payments, purchase payment credits, withdrawal requests and exchange requests submitted with your application.

We credit each Special DCA account with current guaranteed annual rate that is in effect on the date we receive your purchase payment. However, we credit this annual rate over the six or twelve-month period on the balance remaining in your Special DCA account. Therefore, the net effective interest rate you receive is less than the stated annual rate. We do not credit this interest after we transfer the value out of the Special DCA account into the accounts you selected.

Once you establish a Special DCA account, you cannot allocate additional purchase payments to it. However, you may establish another new Special DCA account and allocate new purchase payments to it when we change the interest rates we offer on these accounts. If you are funding a Special DCA account from multiple sources, we apply each purchase payment and purchase payment credit to the account and credit interest on that purchase payment and purchase payment credit on the date we receive it. This means that all purchase payments and purchase payment credits may not be in the Special DCA account at the beginning of the six or twelve-month period. Therefore, you may receive less total interest than you would have if all your purchase payments and purchase payment credits were in the Special DCA account from the beginning. If we receive any of your multiple payments after the six or twelve-month period ends, you can either allocate those payments to a new Special DCA account (if available) or to any other accounts available under your contract.

You may simultaneously participate in the Special DCA program and the asset-rebalancing program as long as your subaccount allocation is the same under both programs. If you elect to change your subaccount allocation under one program, we automatically will change it under the other program so they match. If you participate in more than one Special DCA account, the asset allocation for each account may be different as long as you are not also participating in the asset-rebalancing program.

You may terminate your participation in the Special DCA program at any time. If you do, we will not credit the current guaranteed annual interest rate on any remaining Special DCA account balance. We will transfer the remaining balance from your Special DCA account to the other accounts you selected for your DCA transfers or we will allocate it in any manner you specify. Similarly, if we cannot accept any additional purchase payments into the Special DCA program, we will allocate the purchase payments to the other accounts you selected for your DCA transfers or in any other manner you specify.

We can modify the terms or discontinue the Special DCA program at any time. Any modifications will not affect any purchase payments that are already in a Special DCA account. For more information on the Special DCA program, contact your investment professional.

The special DCA program does not guarantee that any subaccount will gain in value nor will it protect against a decline in value if market prices fall. Because dollar-cost averaging involves continuous investing, your success will depend upon your willingness to continue to invest regularly through periods of low price levels. Dollar-cost averaging can be an effective way to help meet your long-term goals.

ASSET REBALANCING

You can ask us in writing to automatically rebalance the subaccount portion of your contract value either quarterly, semiannually, or annually. The period you select will start to run on the date we record your request. On the first valuation date of each of these periods, we automatically will rebalance your contract value so that the value in each subaccount matches your current subaccount percentage allocations. These percentage allocations must be in whole numbers. Asset rebalancing does not apply to the one-year fixed account. There is no charge for asset rebalancing. The contract value must be at least $2,000.

You can change your percentage allocations or your rebalancing period at any time by contacting us in writing. If you are also participating in the Special DCA program and you change your subaccount asset allocation for the asset-rebalancing program, we will change your subaccount asset allocation under the Special DCA program to match. We will restart the rebalancing period you selected as of the date we record your change. You also can ask us in writing to stop rebalancing your contract value. You must allow 30 days for us to change any instructions that currently are in place. For more information on asset rebalancing, contact your investment professional.


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26 RIVERSOURCE INNOVATIONS VARIABLE ANNUITY
- ISSUED BY RIVERSOURCE LIFE INSURANCE CO. OF NEW YORK - PROSPECTUS

TRANSFERRING BETWEEN ACCOUNTS

You may transfer contract value from any one subaccount, or the one-year fixed account, to another subaccount before annuity payouts begin. Certain restrictions apply to transfers involving the one-year fixed account.

The date your request to transfer will be processed depends on when we receive it:

o If we receive your transfer request at our administrative office before the close of business, we will process your transfer using the accumulation unit value we calculate on the valuation date we received your transfer request.

o If we receive your transfer request at our administrative office at or after the close of business, we will process your transfer using the accumulation unit value we calculate on the next valuation date after we received your transfer request.

There is no charge for transfers. Before making a transfer, you should consider the risks involved in changing investments.

We may suspend or modify transfer privileges at any time.

WE SEEK TO PREVENT MARKET TIMING. MARKET TIMING IS FREQUENT OR SHORT-TERM TRADING ACTIVITY. WE DO NOT ACCOMMODATE SHORT-TERM TRADING ACTIVITIES. DO NOT INVEST IN A CONTRACT IF YOU WISH TO USE SHORT-TERM TRADING STRATEGIES TO MANAGE YOUR INVESTMENT. THE MARKET TIMING POLICIES AND PROCEDURES DESCRIBED BELOW APPLY TO TRANSFERS AMONG THE SUBACCOUNTS WITHIN THE CONTRACT. THE UNDERLYING FUNDS IN WHICH THE SUBACCOUNTS INVEST HAVE THEIR OWN MARKET TIMING POLICIES AND PROCEDURES. THE MARKET TIMING POLICIES OF THE UNDERLYING FUNDS MAY BE MORE OR LESS RESTRICTIVE THAN THE MARKET TIMING POLICIES AND PROCEDURES WE APPLY TO TRANSFERS AMONG THE SUBACCOUNTS OF THE CONTRACT, AND MAY INCLUDE REDEMPTION FEES. WE RESERVE THE RIGHT TO MODIFY OUR MARKET TIMING POLICIES AND PROCEDURES AT ANY TIME WITHOUT PRIOR NOTICE TO YOU.

Market timing may hurt the performance of an underlying fund in which a subaccount invests in several ways, including but not necessarily limited to:

o diluting the value of an investment in an underlying fund in which a subaccount invests;

o increasing the transaction costs and expenses of an underlying fund in which a subaccount invests; and,

o preventing the investment adviser(s) of an underlying fund in which a subaccount invests from fully investing the assets of the fund in accordance with the fund's investment objectives.

Market timing can reduce the value of your investment in the contract. If market timing causes the returns of an underlying fund to suffer, contract value you have allocated to a subaccount that invests in that underlying fund will be lower, too. Market timing can cause you, any joint owner of the contract and your beneficiary(ies) under the contract a financial loss.

IN ORDER TO HELP PROTECT YOU AND THE UNDERLYING FUNDS FROM THE POTENTIALLY HARMFUL EFFECTS OF MARKET TIMING ACTIVITY, WE APPLY THE FOLLOWING MARKET TIMING POLICY TO DISCOURAGE FREQUENT TRANSFERS OF CONTRACT VALUE AMONG THE SUBACCOUNTS OF THE VARIABLE ACCOUNT:

We try to distinguish market timing from transfers that we believe are not harmful, such as periodic rebalancing for purposes of asset allocation or dollar-cost averaging. There is no set number of transfers that constitutes market timing. Even one transfer in related accounts may be market timing. We seek to restrict the transfer privileges of a contract owner who makes more than three subaccount transfers in any 90 day period. We also reserve the right to refuse any transfer request, if, in our sole judgment, the dollar amount of the transfer request would adversely affect unit values.

If we determine, in our sole judgment, that your transfer activity constitutes market timing, we may modify, restrict or suspend your transfer privileges to the extent permitted by applicable law, which may vary based on the state law that applies to your contract and the terms of your contract. These restrictions or modifications may include, but not be limited to:

o     requiring transfer requests to be submitted only by first-class U.S.
      mail;

o not accepting hand-delivered transfer requests or requests made by overnight mail;

o     not accepting telephone or electronic transfer requests;

o     requiring a minimum time period between each transfer;

o not accepting transfer requests of an agent acting under power of attorney;

o     limiting the dollar amount that you may transfer at any one time; or

o     suspending the transfer privilege.

Subject to applicable state law and the terms of each contract, we will apply the policy described above to all contract owners uniformly in all cases. We will notify you in writing after we impose any modification, restriction or suspension of your transfer rights.

We cannot guarantee that we will be able to identify and restrict all market timing activity. Because we exercise discretion in applying the restrictions described above, we cannot guarantee that we will be able to restrict all market timing activity. In addition, state law and the terms of some contracts may prevent us from stopping certain market timing activity. Market timing activity that we are unable to identify and/or restrict may impact the performance of the funds and harm contract owners.


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RIVERSOURCE INNOVATIONS VARIABLE ANNUITY
- ISSUED BY RIVERSOURCE LIFE INSURANCE CO. OF NEW YORK - PROSPECTUS 27

IN ADDITION TO THE MARKET TIMING POLICY DESCRIBED ABOVE, WHICH APPLIES TO TRANSFERS AMONG THE SUBACCOUNTS WITHIN YOUR CONTRACT, YOU SHOULD CAREFULLY REVIEW THE MARKET TIMING POLICIES AND PROCEDURES OF THE UNDERLYING FUNDS. THE MARKET TIMING POLICIES AND PROCEDURES OF THE UNDERLYING FUNDS MAY BE MATERIALLY DIFFERENT THAN THOSE WE IMPOSE ON TRANSFERS AMONG THE SUBACCOUNTS WITHIN YOUR CONTRACT AND MAY INCLUDE MANDATORY REDEMPTION FEES AS WELL AS OTHER MEASURES TO DISCOURAGE FREQUENT TRANSFERS. AS AN INTERMEDIARY FOR THE UNDERLYING FUNDS, WE ARE REQUIRED TO ASSIST THEM IN APPLYING THEIR MARKET TIMING POLICIES AND PROCEDURES TO TRANSACTIONS INVOLVING THE PURCHASE, EXCHANGE AND REDEMPTION OF FUND SHARES. THIS ASSISTANCE MAY INCLUDE, BUT NOT BE LIMITED TO, PROVIDING THE UNDERLYING FUND UPON REQUEST WITH YOUR SOCIAL SECURITY NUMBER OR TAXPAYER IDENTIFICATION NUMBER AND THE DETAILS OF YOUR CONTRACT TRANSACTIONS INVOLVING THE UNDERLYING FUND. AN UNDERLYING FUND, IN ITS SOLE DISCRETION, MAY INSTRUCT US AT ANY TIME TO PROHIBIT YOU FROM MAKING FURTHER TRANSFERS OF CONTRACT VALUE TO OR FROM THE UNDERLYING FUND, AND WE MUST FOLLOW THIS INSTRUCTION. WE RESERVE THE RIGHT TO ADMINISTER AND COLLECT ON BEHALF OF AN UNDERLYING FUND ANY REDEMPTION FEE IMPOSED BY AN UNDERLYING FUND. MARKET TIMING POLICIES AND PROCEDURES ADOPTED BY UNDERLYING FUNDS MAY AFFECT YOUR INVESTMENT IN THE CONTRACT IN SEVERAL WAYS, INCLUDING BUT NOT LIMITED TO:

o Each fund may restrict or refuse trading activity that the fund determines, in its sole discretion, represents market timing.

o Even if we determine that your transfer activity does not constitute market timing, under the market timing policies described above which we apply to transfers you make under the contract,it is possible that the underlying fund's market timing policies and procedures, including instructions we receive from a fund may require us to reject your transfer request. Orders we place to purchase fund shares for the variable account are subject to acceptance by the fund. We reserve the right to reject without prior notice to you any transfer request if the fund does not accept our order.

o Each underlying fund is responsible for its own market timing policies, and we cannot guarantee that we will be able to implement specific market timing policies and procedures that a fund has adopted. As a result, a fund's returns might be adversely affected, and a fund might terminate our right to offer its shares through the variable account.

o Funds that are available as investment options under the contract may also be offered to other intermediaries who are eligible to purchase and hold shares of the fund, including without limitation, separate accounts of other insurance companies and certain retirement plans. Even if we are able to implement a fund's market timing policies, we cannot guarantee that other intermediaries purchasing that same fund's shares will do so, and the returns of that fund could be adversely affected as a result.

Funds available as investment options under the contract that invest in securities that trade in overseas securities markets may be at greater risk of loss from market timing, as market timers may seek to take advantage of changes in the values of securities between the close of overseas markets and the close of U.S. markets. Further the risks of market timing may be greater for underlying funds that invest in securities, such as small cap stocks, high yield bonds, or municipal securities, that may be traded infrequently.

FOR MORE INFORMATION ABOUT THE MARKET TIMING POLICIES AND PROCEDURES OF AN UNDERLYING FUND, THE RISKS THAT MARKET TIMING POSES TO THAT FUND, AND TO DETERMINE WHETHER AN UNDERLYING FUND HAS ADOPTED A REDEMPTION FEE, SEE THAT FUND'S PROSPECTUS.

For information on transfers after annuity payouts begin, see "Transfer policies" below.

TRANSFER POLICIES

o Before annuity payouts begin, you may transfer contract values between the subaccounts, or from the subaccounts to the one-year fixed account at any time. However, if you made a transfer from the one-year fixed account to the subaccounts you may not make a transfer from any subaccount back to the one-year fixed account for six months following that transfer.

o It is our general policy to allow you to transfer contract values from the one-year fixed account to the subaccounts once a year on or within 30 days before or after the contract anniversary (except for automated transfers, which can be set up at any time for certain transfer periods subject to certain minimums). Transfers from the one-year fixed account are not subject to a MVA. For contracts issued before June 16, 2003, we have removed this restriction, and you may transfer contract values from the one-year fixed account to the subaccounts at any time. We will inform you at least 30 days in advance of the day we intend to reimpose this restriction. For contracts with applications signed on or after June 16, 2003, the amount of contract value transferred to the one-year fixed account cannot result in the value of the one-year fixed account in total being greater than 30% of the contract value. The time limitations on transfers from the one-year fixed account will be enforced, and transfers out of the one-year fixed account are limited to 30% of the one-year fixed account values at the beginning of the contract year or $10,000, whichever is greater.

o If we receive your request on or within 30 days before or after the contract anniversary date, the transfer from the one-year fixed account to the subaccounts will be effective on the valuation date we receive it.

o If you select a variable payout, once annuity payouts begin, you may make transfers once per contract year among the subaccounts, and we reserve the right to limit the number of subaccounts in which you may invest.


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28 RIVERSOURCE INNOVATIONS VARIABLE ANNUITY
- ISSUED BY RIVERSOURCE LIFE INSURANCE CO. OF NEW YORK - PROSPECTUS

HOW TO REQUEST A TRANSFER OR WITHDRAWAL

1 BY LETTER

Send your name, contract number, Social Security Number or Taxpayer Identification Number* and signed request for a transfer or withdrawal to our home office:


RIVERSOURCE LIFE INSURANCE CO. OF NEW YORK

20 MADISON AVENUE EXT.
P.O. BOX 5555
ALBANY, NY 12205-5555

MINIMUM AMOUNT
Transfers or withdrawals:             $500 or entire account balance, if less

MAXIMUM AMOUNT
Transfers or withdrawals:             Contract value or entire account balance

* Failure to provide a Social Security Number or Taxpayer Identification Number may result in mandatory tax withholding on the taxable portion of the distribution.

2 BY AUTOMATED TRANSFERS AND AUTOMATED PARTIAL WITHDRAWALS

Your investment professional can help you set up automated transfers or partial withdrawals among your subaccounts or one-year fixed account.

You can start or stop this service by written request or other method acceptable to us.

You must allow 30 days for us to change any instructions that are currently in place.

o Automated transfers from the one-year fixed account to any one of the subaccounts may not exceed an amount that, if continued, would deplete the one-year fixed account within 12 months. For contracts issued before June 16, 2003, we have removed this restriction, and you may transfer contract values from the one-year fixed account to the subaccounts at any time. We will inform you at least 30 days in advance of the day we intend to reimpose this restriction.

      For contracts with applications signed on or after June 16, 2003, the time limitations on transfers from the one-year fixed account will be enforced, and transfers out of the one-year fixed account are limited to 30% of the one-year fixed account values at the beginning of the contract year or $10,000, whichever is greater.

o Automated withdrawals may be restricted by applicable law under some contracts.

o You may not make additional purchase payments if automated partial withdrawals are in effect.

o Automated partial withdrawals may result in IRS taxes and penalties on all or part of the amount withdrawn.

MINIMUM AMOUNT

Transfers or withdrawals:              $100 monthly

                                       $250 quarterly, semiannually or annually
MAXIMUM AMOUNT

Transfers or withdrawals:              None (except for automatic transfers from the one-year fixed account).


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RIVERSOURCE INNOVATIONS VARIABLE ANNUITY
- ISSUED BY RIVERSOURCE LIFE INSURANCE CO. OF NEW YORK - PROSPECTUS 29

3 BY PHONE

Call between 8:00 a.m. and 4:30 p.m. Eastern time:
(800) 504-0469

MINIMUM AMOUNT

Transfers or withdrawals:              $500 or entire account balance

MAXIMUM AMOUNT

Transfers:                             Contract value or entire account balance

Withdrawals:                           $25,000

We answer telephone requests promptly, but you may experience delays when the call volume is unusually high. If you are unable to get through, use the mail procedure as an alternative.

We will honor any telephone transfer or withdrawal requests that we believe are authentic and we will use reasonable procedures to confirm that they are. This includes asking identifying questions and recording calls. We will not allow a telephone withdrawal within 30 days of a phoned-in address change. As long as we follow the procedures, we (and our affiliates) will not be liable for any loss resulting from fraudulent requests.

Telephone transfers and withdrawals are automatically available. You may request that telephone transfers and withdrawals not be authorized from your account by writing to us.

WITHDRAWALS

You may withdraw all or part of your contract at any time before annuity payouts begin by sending us a written request or calling us. If we receive your withdrawal request at our home office before the close of business, we will process your withdrawal using the accumulation unit value we calculate on the valuation date we received your withdrawal request. If we receive your withdrawal request at our home office at or after the close of business, we will process your withdrawal using the accumulation unit value we calculate on the next valuation date after we received your withdrawal request. We may ask you to return the contract. You may have to pay contract charges, withdrawal charges or any applicable optional rider charges (see "Charges") and IRS taxes and penalties (see "Taxes"). You cannot make withdrawals after annuity payouts begin except under Plan E. (See "The Annuity Payout Period -- Annuity Payout Plans.")

Any partial withdrawals you take under the contract will reduce your contract value. As a result, the value of your death benefit or any optional benefits you have elected will also be reduced (see "Optional Benefits"). In addition, withdrawals you are required to take to satisfy RMDs under the Code may reduce the value of certain death benefits and optional benefits (see "Taxes -- Qualified Annuities -- Required Minimum Distributions").

WITHDRAWAL POLICIES

If you have a balance in more than one account and you request a partial withdrawal, we will withdraw money from all your subaccounts and/or the one-year fixed account in the same proportion as your value in each account correlates to your total contract value, unless you request otherwise. After executing a partial withdrawal, the value in each subaccount and the one-year fixed account must be either zero or at least $50.

RECEIVING PAYMENT

By regular or express mail:

o     payable to you;

o     mailed to address of record.

NOTE: We will charge you a fee if you request express mail delivery.

Normally, we will send the payment within seven days after receiving your request. However, we may postpone the payment if:

      -- the withdrawal amount includes a purchase payment check that has not cleared;

      -- the NYSE is closed, except for normal holiday and weekend closings;

      -- trading on the NYSE is restricted, according to SEC rules;

      -- an emergency, as defined by SEC rules, makes it impractical to sell securities or value the net assets of the accounts; or

      -- the SEC permits us to delay payment for the protection of security holders.


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30 RIVERSOURCE INNOVATIONS VARIABLE ANNUITY
- ISSUED BY RIVERSOURCE LIFE INSURANCE CO. OF NEW YORK - PROSPECTUS

TSA -- SPECIAL WITHDRAWAL PROVISIONS

PARTICIPANTS IN TAX-SHELTERED ANNUITIES

The Code imposes certain restrictions on your right to receive early distributions from a TSA:

o Distributions attributable to salary reduction contributions (plus earnings) made after Dec. 31, 1988, or to transfers or rollovers from other contracts, may be made from the TSA only if:

      -- you are at least age 59 1/2;

      -- you are disabled as defined in the Code;

      -- you severed employment with the employer who purchased the contract; or

      -- the distribution is because of your death.

o If you encounter a financial hardship (as provided by the Code), you may be eligible to receive a distribution of all contract values attributable to salary reduction contributions made after Dec. 31, 1988, but not the earnings on them.

o Even though a distribution may be permitted under the above rules, it may be subject to IRS taxes and penalties (see "Taxes").

o The employer must comply with certain nondiscrimination requirements for certain types of contributions under a TSA contract to be excluded from taxable income. You should consult your employer to determine whether the nondiscrimination rules apply to you.

o The above restrictions on distributions do not affect the availability of the amount credited to the contract as of Dec. 31, 1988. The restrictions also do not apply to transfers or exchanges of contract value within the contract, or to another registered variable annuity contract or investment vehicle available through the employer.

CHANGING OWNERSHIP

You may change ownership of your nonqualified annuity at any time by completing a change of ownership form we approve and sending it to our office. The change will become binding on us when we receive it. We will honor any change of ownership request that we believe is authentic and we will use reasonable procedures to confirm authenticity. If we follow these procedures, we will not take any responsibility for the validity of the change.

If you have a nonqualified annuity, you may incur income tax liability by transferring, assigning or pledging any part of it. (See "Taxes.")

If you have a qualified annuity, you may not sell, assign, transfer, discount or pledge your contract as collateral for a loan, or as security for the performance of an obligation or for any other purpose except as required or permitted by the Code. However, if the owner is a trust or custodian, or an employer acting in a similar capacity, ownership of the contract may be transferred to the annuitant.

Please consider carefully whether or not you wish to change ownership of your annuity contract. If you elected any optional contract features or riders, the new owner and annuitant will be subject to all limitations and/or restrictions of those features or riders just as if they were purchasing a new contract. If you have a GMIB, the rider will terminate upon transfer of ownership of your annuity contract (see "Optional Benefits").


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RIVERSOURCE INNOVATIONS VARIABLE ANNUITY
- ISSUED BY RIVERSOURCE LIFE INSURANCE CO. OF NEW YORK - PROSPECTUS 31

BENEFITS IN CASE OF DEATH

There are two death benefit options under your contract:

o     Return of Purchase Payments death benefit (ROP); and

o     Maximum Anniversary Value death benefit (MAV).

If both you and the annuitant are 79 or younger at contract issue, you can select either the ROP or the MAV death benefit on your application. If either you or the annuitant are 80 or older at contract issue, the ROP will apply. If you choose to add a Guaranteed Minimum Income Benefit rider, you must elect the MAV death benefit. Once you select a death benefit option, you cannot change it. We show the option that applies in your contract. The combination of the contract, withdrawal charge schedule and death benefit option you select determines the mortality and expense risk fee that is assessed against the subaccounts. (See "Charges -- Mortality and Expense Risk Fee.")

Under both options, we will pay the death benefit to your beneficiary upon the earlier of your death or the annuitant's death. We will base the benefit paid on the death benefit coverage you chose when you purchased the contract. If a contract has more than one person as the owner, we will pay benefits upon the first to die of any owner or the annuitant.

RETURN OF PURCHASE PAYMENTS DEATH BENEFIT

The ROP death benefit is intended to help protect your beneficiaries financially in that they will never receive less than your purchase payments adjusted for withdrawals. If you or the annuitant die before annuity payouts begin while this contract is in force, we will pay the beneficiary the greater of the following:

1.    contract value; or

2. purchase payment floor -- total purchase payments, plus purchase payment credits minus adjusted withdrawals.

                                                   PW X DB
      DEATH BENEFIT ADJUSTED PARTIAL WITHDRAWALS = -------
                                                      CV

         PW = the partial withdrawal including any withdrawal charge.

         DB = the death benefit on the date of (but prior to) the partial withdrawal.

         CV = contract value on the date of (but prior to) the partial withdrawal.

EXAMPLE

o     You purchase the contract with a payment of $20,000 on Jan. 1, 2004.

o     On Jan. 1, 2005 you make an additional purchase payment of $5,000.

o On March 1, 2005 the contract value falls to $22,000 and you take a $1,500 partial withdrawal.

o     On March 1, 2006 the contract value grows to $23,000.

      We calculate the ROP death benefit on March 1, 2006 as follows:

         Contract value at death:                                                 $23,000.00
                                                                                  ==========
         Purchase payments and purchase payment credits minus
         adjusted partial withdrawals:
            Total purchase payments and purchase payment credits:                 $25,000.00
            minus adjusted partial withdrawals calculated as:

            $1,500 x $25,000
            ---------------- =                                                     -1,704.55
               $22,000                                                            ----------

            for a death benefit of:                                               $23,295.45
                                                                                  ==========
         ROP death benefit, calculated as the greatest of these two values:       $23,295.45


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32 RIVERSOURCE INNOVATIONS VARIABLE ANNUITY
- ISSUED BY RIVERSOURCE LIFE INSURANCE CO. OF NEW YORK - PROSPECTUS

MAXIMUM ANNIVERSARY VALUE DEATH BENEFIT

The MAV death benefit is intended to help protect your beneficiaries financially while your investments have the opportunity to grow. This is an optional benefit that you may select for an additional charge (see "Charges"). The MAV death benefit does not provide any additional benefit before the first contract anniversary and it may not be appropriate for issue ages 75 to 79 because the benefit values may be limited after age 81. Be sure to discuss with your investment professional whether or not the MAV death benefit is appropriate for your situation.

If both you and the annuitant are age 79 or younger at contract issue, you may choose to add the MAV death benefit to your contract at the time of purchase. Once you select the MAV death benefit you may not cancel it. If you choose to add the Guaranteed Minimum Income Benefit rider to your contract, you must elect the MAV death benefit.

The MAV death benefit provides that if you or the annuitant die before annuity payouts begin while this contract is in force, we will pay the beneficiary the greatest of the following amounts:

1.    contract value;

2. purchase payments plus purchase payment credits minus adjusted partial withdrawals; or

3.    the MAV on date of death.

MAXIMUM ANNIVERSARY VALUE (MAV): MAV is a value we calculate on each contract anniversary through age 80. There is no MAV prior to the first contract anniversary. On the first contract anniversary we set the MAV equal to the highest of: (a) your current contract value, or (b) purchase payment floor. Every contract anniversary after that, through age 80, we compare the previous anniversary's MAV (plus any purchase payments and purchase payment credits since that anniversary minus adjusted partial withdrawals since that anniversary) to the current contract value and we reset the MAV to the highest value. We stop resetting the MAV after you or the annuitant reach age 81. However, we continue to add subsequent purchase payments and purchase payment credits and subtract adjusted partial withdrawals from the MAV.

EXAMPLE

o     You purchase the contract with a payment of $20,000 on Jan. 1, 2004.

o On Jan. 1, 2005 (the first contract anniversary) the contract value grows to $24,000.

o On March 1, 2005 the contract value falls to $22,000, at which point you take a $1,500 partial withdrawal, leaving a contract value of $20,500.

      We calculate the MAV death benefit on March 1, 2005 as follows:

         Contract value at death:                                                     $20,500.00
                                                                                      ==========
         Purchase payments and purchase payment credits minus
         adjusted partial withdrawals:
            Total purchase payments and purchase payment credits:                     $20,000.00
            minus the death benefit adjusted partial withdrawals, calculated as:
            $1,500 x $20,000
            ---------------- =                                                         -1,363.64
                 $22,000                                                              ----------

            for a death benefit of:                                                   $18,636.36
                                                                                      ==========
         The MAV immediately preceding the date of death plus:
            Greatest of your contract anniversary contract values:                    $24,000.00
            plus purchase payments and purchase payment credits
            made since the prior anniversary:                                              +0.00
            minus the death benefit adjusted partial withdrawals, calculated as:
            $1,500 x $24,000
            ---------------- =                                                         -1,636.36
                $22,000                                                               ----------

         for a death benefit of:                                                      $22,363.64
                                                                                      ==========
      The MAV death benefit, calculated as the greatest of these
      three values, which is the MAV:                                                 $22,363.64


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RIVERSOURCE INNOVATIONS VARIABLE ANNUITY
- ISSUED BY RIVERSOURCE LIFE INSURANCE CO. OF NEW YORK - PROSPECTUS 33

IF YOU DIE BEFORE YOUR RETIREMENT DATE

When paying the beneficiary, we will process the death claim on the valuation date our death claim requirements are fulfilled. We will determine the contract's value using the accumulation unit value we calculate on that valuation date. We pay interest, if any, at a rate no less than required by law. If requested, we will mail payment to the beneficiary within seven days after our death claim requirements are fulfilled.

NONQUALIFIED ANNUITIES

If your spouse is sole beneficiary and you die before the retirement date, your spouse may keep the contract as owner with the contract value equal to the death benefit that would otherwise have been paid. To do this your spouse must, within 60 days after our death claim requirements are fulfilled, give us written instructions to keep the contract in force. There will be no withdrawal charges on the contract from that point forward unless additional purchase payments are made. If you elected any other optional contract features or riders, your spouse and the new annuitant (if applicable) will be subject to all limitations and/or restrictions of those features or riders just as if they were purchasing a new contract. If you selected a GMIB rider (see "Optional Benefits"), it will terminate.

If your beneficiary is not your spouse, we will pay the beneficiary in a single sum unless you give us other written instructions. Generally, we must fully distribute the death benefit within five years of your death. However, the beneficiary may receive payouts under any annuity payout plan available under this contract if:

o the beneficiary asks us in writing within 60 days after our death claim requirements are fulfilled; and

o payouts begin no later than one year after your death, or other date as permitted by the IRS; and

o the payout period does not extend beyond the beneficiary's life or life expectancy.

QUALIFIED ANNUITIES

o SPOUSE BENEFICIARY: If you have not elected an annuity payout plan, and if your spouse is the sole beneficiary, your spouse may either elect to treat the contract as his/her own or elect an annuity payout plan or another plan agreed to by us. If your spouse elects a payout option, the payouts must begin no later than the year in which you would have reached age 70 1/2. If you attained age 70 1/2 at the time of death, payouts must begin no later than Dec. 31 of the year following the year of your death.

      Your spouse may elect to assume ownership of the contract at any time before annuity payouts begin. If your spouse elects to assume ownership of the contract, the contract value will be equal to the death benefit that would otherwise have been paid. There will be no withdrawal charges on the contract from that point forward unless additional purchase payments are made. If you elected any other optional contract features or riders, your spouse and the new annuitant (if applicable) will be subject to all limitations and/or restrictions of those features or riders just as if they were purchasing a new contract. If you selected a GMIB rider (see "Optional Benefits"), it will terminate.

o NON-SPOUSE BENEFICIARY: If you have not elected an annuity payout plan, and if death occurs prior to the year you would have attained age
      70 1/2, the beneficiary may elect to receive payouts from the contract over a five year period. If your beneficiary does not elect a five year payout or if your death occurs after attaining age 70 1/2, we will pay the beneficiary in a single sum unless the beneficiary elects to receive payouts under any payout plan available under this contract if:

      o the beneficiary asks us in writing within 60 days after our death claim requirements are fulfilled; and

      o payouts begin no later than one year following the year of your death; and

      o the payout period does not extend beyond the beneficiary's life or life expectancy.

o ANNUITY PAYOUT PLAN: If you elect an annuity payout plan which guarantees payouts to a beneficiary after death, the payouts to your beneficiary will continue pursuant to the annuity payout plan you elect.


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34 RIVERSOURCE INNOVATIONS VARIABLE ANNUITY
- ISSUED BY RIVERSOURCE LIFE INSURANCE CO. OF NEW YORK - PROSPECTUS

OPTIONAL BENEFITS

GUARANTEED MINIMUM INCOME BENEFIT RIDER (GMIB)

There are two GMIB rider options available under your contract. Both GMIB riders are intended to provide you with a guaranteed minimum lifetime income regardless of the volatility inherent in the investments in the subaccounts. If you select either GMIB rider option:

o     you must hold the GMIB for 7 years;

o the GMIB rider terminates* on the contract anniversary after the annuitant's 86th birthday;

o you can only exercise the GMIB within 30 days after a contract anniversary; and

o     there are additional costs associated with the rider.

* The rider and annual fee terminate on the contract anniversary after the annuitant's 86th birthday; however, if you exercise the GMIB rider before this time, your benefits will continue according to the annuity payout plan you have selected.

If you are purchasing the contract as a qualified annuity, such as an IRA, and you are planning to begin annuity payouts after the date on which minimum distributions required by the IRS must begin, you should consider whether the GMIB is appropriate for you. Partial withdrawals you take from the contract, including those taken to satisfy RMDs, will reduce the GMIB benefit base (defined below), which in turn may reduce or eliminate the amount of any annuity payments available under the rider (see "Taxes -- Qualified Annuities --Required Minimum Distributions"). Consult a tax advisor before you purchase any GMIB with a qualified annuity, such as an IRA.

If the annuitant is 75 or younger at contract issue, you may choose to add this optional benefit at the time you purchase your contract for an additional charge. If the annuitant is between age 73 and age 75 at contract issue, you should consider whether a GMIB rider is appropriate for your situation. Be sure to discuss with your investment professional whether either GMIB rider option is appropriate for your situation.

The amount of the fee is determined by the GMIB rider option you select (see "Charges - GMIB Rider Fee"). If you select a GMIB rider, you must also elect the MAV death benefit at the time you purchase your contract. You cannot add the PCR to your contract if you select a GMIB. The effective date of the GMIB rider will be the contract issue date.

In some instances, we may allow you to add a GMIB rider to your contract at a later date if it was not available when you initially purchased your contract. In these instances, we would add the GMIB rider on the next contract anniversary and this would become the rider effective date. For purposes of calculating the GMIB benefit base under these circumstances, we consider the contract value on the rider effective date to be the initial purchase payment; we disregard all previous purchase payments, purchase payment credits, transfers and withdrawals in the GMIB calculations.

INVESTMENT SELECTION: Under either GMIB rider, you may allocate your purchase payments and purchase payment credits or transfers to any of the subaccounts or the one-year fixed account. However, we will limit the amount you allocate to subaccounts investing in RiverSource(SM) Variable Portfolio - Cash Management Fund to 10% of the total amount in the subaccounts. If you have more than 10% of your subaccount value in this fund, we will send you a notice and ask that you reallocate your contract value so that the 10% limitation is satisfied within 60 days. We will terminate the GMIB rider if you have not satisfied the limitation after 60 days.

YOU MAY SELECT ONE OF THE FOLLOWING GMIB RIDER OPTIONS:

o     GMIB - Maximum Anniversary Value (MAV); or

o     GMIB - 6% Rising Floor.

GMIB - MAV

GMIB BENEFIT BASE:

If the GMIB - MAV is elected at contract issue, the GMIB benefit base is the greatest of these three values:

1.    contract value;

2. total purchase payments and purchase payment credits minus adjusted partial withdrawals; or

3. the Maximum Anniversary Value (MAV) at the last contract anniversary plus any payments and purchase payment credits since that anniversary minus adjusted partial withdrawals since that anniversary.

MAV is a value we calculate on the first contract anniversary as the highest of: (a) your current contract value, or (b) purchase payment floor. There is no MAV prior to the first contact anniversary. Every contract anniversary after that through age 80, we compare the previous anniversary's MAV (plus any purchase payments and purchase payment credits since that anniversary minus adjusted partial withdrawals since that anniversary) to the current contract value and we reset the MAV to the highest value. We stop resetting the MAV after you or the annuitant reach age 81. However, we continue to add subsequent purchase payments and purchase payment credits and subtract adjusted partial withdrawals from the MAV.

Keep in mind, the MAV is limited at age 81.


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RIVERSOURCE INNOVATIONS VARIABLE ANNUITY
- ISSUED BY RIVERSOURCE LIFE INSURANCE CO. OF NEW YORK - PROSPECTUS 35

We will exclude from the GMIB benefit base any purchase payment and purchase payment credits made in the five years before you exercise the GMIB - MAV. We would do so only if such payments and credit total $50,000 or more or if they are 25% or more of total contract payments and credits. We will subtract each payment and purchase payment credit adjusted for market value from the contract value and the MAV.

For each payment and purchase payment credit, we calculate the market value adjustment to the contract value and the MAV as:

   PMT X CVG
   ---------
      ECV

      PMT = each purchase payment and purchase payment credit made in the five years before you exercise the GMIB - MAV.

      CVG = current contract value at the time you exercise the GMIB - MAV.

      ECV = the estimated contract value on the anniversary prior to the payment in question. We assume that all payments, purchase payment credits and partial withdrawals occur at the beginning of a contract year.

EXERCISING THE GMIB - MAV:

o you may only exercise the GMIB - MAV within 30 days after any contract anniversary following the expiration of a seven-year waiting period from the rider effective date.

o the annuitant must be between 50 and 86 years old on the date the rider is exercised.

o you can only take an annuity payout under one of the following annuity payout plans:

      -- Plan A - Life Annuity - no refund

      -- Plan B - Life Annuity with ten years certain

      -- Plan D - Joint and last survivor life annuity - no refund

o     You may change the annuitant for the payouts.

When you exercise your GMIB-MAV, you may select a fixed or variable annuity payout plan. Fixed annuity payouts are calculated using the annuity purchase rates based on the "1983 Individual Annuitant Mortality Table A" with 100% Projection Scale G and an interest rate of 3%. Your annuity payouts remain fixed for the lifetime of the annuity payout period.

First year variable annuity payouts are calculated in the same manner as fixed annuity payouts. Once calculated, your annuity payouts remain unchanged for the first year. After the first year, subsequent annuity payouts are variable and depend on the performance of the subaccounts you select. Variable annuity payouts after the first year are calculated using the following formula:

   Pt-1 (1 + i)
   ------------ =  Pt
       1.35

      Pt-1 = prior annuity payout
      Pt   = current annuity payout
      i    = annualized subaccount performance

Each subsequent variable annuity payout could be more or less than the previous variable annuity payout if the subaccount investment performance is greater or less than the 3.5% assumed investment rate. If your subaccount performance equals 3.5%, your annuity payout will be unchanged from the previous annuity payout. If your subaccount performance is in excess of 3.5%, your variable annuity payout will increase from the previous annuity payout. If your subaccount investment performance is less than 3.5%, your variable annuity payout will decrease from the previous annuity payout.

The GMIB - MAV benchmarks the contract growth at each anniversary against several comparison values and sets the GMIB benefit base equal to the largest value of the MAV, purchase payment floor or the contract value. The GMIB benefit base, less any applicable premium tax, is the value we apply to the GMIB - MAV annuity purchase described above. If the GMIB benefit base is greater than the contract value, the GMIB - MAV may provide a higher annuity payout level than is otherwise available. However, the GMIB - MAV uses guaranteed annuity purchase rates which may result in annuity payouts that are less than those using the annuity purchase rates that we will apply at annuitization under the standard contract provisions. Therefore, the level of income provided by the GMIB - MAV may be less than the income the contract otherwise provided. If the annuity payouts through the standard contract provisions are more favorable than the payouts available through the GMIB - MAV, you will receive the higher standard payout. The GMIB - MAV does not create contract value or guarantee the performance of any investment option.


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36 RIVERSOURCE INNOVATIONS VARIABLE ANNUITY
- ISSUED BY RIVERSOURCE LIFE INSURANCE CO. OF NEW YORK - PROSPECTUS

TERMINATING THE GMIB - MAV:

o You may terminate the GMIB - MAV within 30 days after the first rider anniversary.

o You may terminate the GMIB - MAV any time after the seventh rider anniversary.

o     The GMIB - MAV will terminate on the date:

      -- you make a full withdrawal from the contract;

      -- a death benefit is payable; or

      -- you choose to begin taking annuity payouts under the regular contract provisions.

o The GMIB - MAV will terminate* on the contract anniversary after the annuitant's 86th birthday.

* The rider and annual fee terminate on the contract anniversary after the annuitant's 86th birthday, however, if you exercise the GMIB rider before this time, your benefits will continue according to the annuity payout plan you have selected.

EXAMPLE

o You purchase the contract with a payment of $100,000 on Jan. 1, 2004 and we add a $1,000 purchase payment credit to your contract. You allocate all your purchase payments and purchase payment credits to the subaccounts.

o     There are no additional purchase payments and no partial withdrawals.

o Assume the annuitant is male and age 55 at contract issue. For the joint and last survivor option (annuity payout Plan D), the joint annuitant is female and age 55 at contract issue.

Taking into account fluctuations in contract value due to market conditions, we calculate the GMIB benefit base as:

CONTRACT                                                                       GMIB
ANNIVERSARY                CONTRACT VALUE   PURCHASE PAYMENTS      MAV     BENEFIT BASE
1                             $107,000          $101,000        $107,000
2                              125,000           101,000         125,000
3                              132,000           101,000         132,000
4                              150,000           101,000         150,000
5                               85,000           101,000         150,000
6                              120,000           101,000         150,000
7                              138,000           101,000         150,000     $150,000
8                              152,000           101,000         152,000      152,000
9                              139,000           101,000         152,000      152,000
10                             126,000           101,000         152,000      152,000
11                             138,000           101,000         152,000      152,000
12                             147,000           101,000         152,000      152,000
13                             163,000           101,000         163,000      163,000
14                             159,000           101,000         163,000      163,000
15                             215,000           101,000         215,000      215,000

NOTE: The MAV value is limited at age 81, but, the GMIB benefit base may increase if the contract value increases. However, you should keep in mind that you are always entitled to annuitize using the contract value without exercising the GMIB.

If you annuitize the contract within 30 days after a contract anniversary, the payout under a fixed annuity option (which is the same as the minimum payout for the first year under a variable annuity option) would be:

                                                                                     MINIMUM GUARANTEED MONTHLY INCOME
CONTRACT                                                            PLAN A -           PLAN B -       PLAN D - JOINT AND
ANNIVERSARY                       GMIB                          LIFE ANNUITY --   LIFE ANNUITY WITH   LAST SURVIVOR LIFE
AT EXERCISE                   BENEFIT BASE                        NO REFUND       TEN YEARS CERTAIN   ANNUITY -- NO REFUND
10                            $152,000 (MAV)                       $  784.32           $  763.04           $ 627.76
15                             215,000 (Contract Value = MAV)       1,268.50            1,210.45             982.55


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RIVERSOURCE INNOVATIONS VARIABLE ANNUITY
- ISSUED BY RIVERSOURCE LIFE INSURANCE CO. OF NEW YORK - PROSPECTUS 37

The payouts above are shown at guaranteed annuity rates of 3% as stated in Table B of the contract. Payouts under the standard provisions of this contract will be based on our annuity rates in effect at annuitization and are guaranteed to be greater than or equal to the guaranteed annuity rates stated in Table B of the contract. The fixed annuity payout available under the standard provisions of this contract would be at least as great as shown below:

CONTRACT                                            PLAN A -           PLAN B -       PLAN D - JOINT AND
ANNIVERSARY                                     LIFE ANNUITY --   LIFE ANNUITY WITH   LAST SURVIVOR LIFE
AT EXERCISE                   CONTRACT VALUE      NO REFUND       TEN YEARS CERTAIN   ANNUITY -- NO REFUND
10                               $126,000          $  650.16           $  632.52           $ 520.38
15                                215,000           1,268.50            1,210.45             982.55

In the above example, at the 15th contract anniversary you would not experience a benefit from the GMIB as the payout available to you is equal to or less than the payout available under the standard provisions of the contract. When the GMIB - MAV payout is less than the payout available under the standard provisions of the contract, you will receive the higher standard payout.

Remember that after the first year, lifetime income payouts under a variable annuity payout option will depend on the investment performance of the subaccounts you select. If your subaccount performance is 3.5%, your annuity payout will be unchanged from the previous annuity payout. If your subaccount performance is in excess of 3.5%, your variable annuity payout will increase from the previous annuity payout. If your subaccount investment performance is less than 3.5%, your variable annuity payout will decrease from the previous annuity payout.

GMIB - 6% RISING FLOOR
GMIB BENEFIT BASE:

If the GMIB - 6% Rising Floor is elected at contract issue, the GMIB benefit base is the greatest of these three values:

1.    contract value;

2. total purchase payments and purchase payment credits minus adjusted partial withdrawals; or

3.    the 6% rising floor.

6% RISING FLOOR: This is the sum of the value of the one-year fixed account and the variable account floor. We calculate the variable account floor on each contract anniversary through age 80. There is no variable account floor prior to the first contract anniversary. On the first contract anniversary, we set the variable account floor equal to:

o the initial purchase payments and purchase payment credits allocated to the subaccounts increased by 6%;

o     plus any subsequent amounts allocated to the subaccounts; and

o     minus adjusted transfers or partial withdrawals from the subaccounts.

Every contract anniversary after that, through age 80, we reset the variable account floor by accumulating the prior anniversary's variable account floor at 6% then adding any subsequent amounts allocated to the subaccounts and subtracting any adjusted transfers or partial withdrawals from the subaccounts. We stop resetting the variable account floor after you or the annuitant reach age 81. However, we continue to add subsequent amounts you allocate to the subaccounts and subtract adjusted transfers or partial withdrawals from the subaccounts.

   6% RISING FLOOR ADJUSTED TRANSFERS OR PARTIAL WITHDRAWALS  =  PWT X VAF
                                                                 ---------
                                                                    SV

      PWT = the amount transferred from the subaccounts or the amount of the partial withdrawal (including any applicable withdrawal charge) from the subaccounts.

      VAF = variable account floor on the date of (but prior to) the transfer or partial withdrawal.

       SV = value of the subaccounts on the date of (but prior to) the transfer or partial withdrawal.

Keep in mind that the 6% rising floor is limited at age 81.

We will exclude from the GMIB benefit base any purchase payments and purchase payment credits you make in the five years before you exercise the GMIB. We would do so only if such payments total $50,000 or more or if they are 25% or more of total contract payments and credits. If we exercise this right, we:

o subtract each payment adjusted for market value from the contract value and credits.

o subtract each payment from the 6% rising floor. We adjust the payments made to the one-year fixed account for market value. We increase payments and credits allocated to the subaccounts by 6% for the number of full contract years they have been in the contract before we subtract them from the 6% rising floor.


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38 RIVERSOURCE INNOVATIONS VARIABLE ANNUITY
- ISSUED BY RIVERSOURCE LIFE INSURANCE CO. OF NEW YORK - PROSPECTUS

For each payment and purchase payment credit, we calculate the market value adjustment to the contract value and the one-year fixed account value of the 6% rising floor as:

   PMT X CVG
   ---------
      ECV

      PMT = each purchase payment and purchase payment credit make in the five years before you exercise the GMIB.

      CVG = current contract value at the time you exercise the GMIB.

      ECV = the estimated contract value on the anniversary prior to the payment in question. We assume that all payments, purchase payment credits and partial withdrawals occur at the beginning of a contract year.

For each payment, we calculate the 6% increase of payments allocated to the subaccounts as:

   PMT X (1.06)(TO THE POWER OF CY)

      CY = the full number of contract years the payment has been in the contract.

EXERCISING THE GMIB - 6% RISING FLOOR:

o you may only exercise the GMIB - 6% Rising Floor within 30 days after any contract anniversary following the expiration of a seven-year waiting period from the rider effective date.

o the annuitant must be between 50 and 86 years old on the date the rider is exercised.

o you can only take an annuity payout under one of the following annuity payout plans:

      -- Plan A - Life Annuity - no refund

      -- Plan B - Life Annuity with ten years certain

      -- Plan D - Joint and last survivor life annuity - no refund

o     You may change the annuitant for the payouts.

When you exercise your GMIB - 6% Rising Floor, you may select a fixed or variable annuity payout plan. Fixed annuity payouts are calculated using the annuity purchase rates based on the "1983 Individual Annuitant Mortality Table A" with 100% Projection Scale G and an interest rate of 2.5%. Your annuity payouts remain fixed for the lifetime of the annuity payout period.

First year variable annuity payouts are calculated in the same manner as fixed annuity payouts. Once calculated, your annuity payouts remain unchanged for the first year. After the first year, subsequent annuity payouts are variable and depend on the performance of the subaccounts you select. Variable annuity payouts are calculated using the following formula:

   Pt-1 (1 + i)
   ------------ =  Pt
       1.35

      Pt-1 = prior annuity payout
      Pt   = current annuity payout
      i    = annualized subaccount performance

Each subsequent variable annuity payout could be more or less than the previous variable annuity payout if the subaccount investment performance is greater or less than the 3.5% assumed investment rate. If your subaccount performance equals 3.5%, your annuity payout will be unchanged from the previous annuity payout. If your subaccount performance is in excess of 3.5%, your variable annuity payout will increase from the previous annuity payout. If your subaccount investment performance is less than 3.5%, your variable annuity payout will decrease from the previous annuity payout.

The GMIB - 6% Rising Floor benchmarks the contract growth at each anniversary against several comparison values and sets the GMIB benefit base equal to the largest value. The GMIB benefit base is the value we apply to the guaranteed annuity purchase rates we use in the 2.5% Table to calculate the minimum annuity payouts you will receive if you exercise the GMIB - 6% Rising Floor. If the GMIB benefit base is greater than the contract value, the GMIB - 6% Rising Floor may provide a higher annuity payout level than is otherwise available. However, the GMIB - 6% Rising Floor uses annuity purchase rates that may be more conservative than the annuity purchase rates than we will apply at annuitization under the standard contract provisions. Therefore, the level of income provided by the GMIB - 6% Rising Floor may be less than the income the contract otherwise provided. If the annuity payouts through the standard contract provisions are more favorable than the payouts available through the GMIB - 6% Rising Floor, you will receive the higher standard payout. The GMIB - 6% Rising Floor does not create contract value or guarantee the performance of any investment option.

------------------------------------------------------------------------------

RIVERSOURCE INNOVATIONS VARIABLE ANNUITY
- ISSUED BY RIVERSOURCE LIFE INSURANCE CO. OF NEW YORK - PROSPECTUS 39

TERMINATING THE GMIB - 6% RISING FLOOR:

o You may terminate the GMIB - 6% Rising Floor within 30 days after the first rider anniversary.

o You may terminate the GMIB - 6% Rising Floor any time after the seventh rider anniversary.

o     The GMIB - 6% Rising Floor will terminate on the date:

      -- you make a full withdrawal from the contract;

      -- a death benefit is payable; or

      -- you choose to begin taking annuity payouts under the regular contract provisions.

o The GMIB - 6% Rising Floor will terminate* on the contract anniversary after the annuitant's 86th birthday.

* The rider and annual fee terminate on the contract anniversary after the annuitant's 86th birthday, however, if you exercise the GMIB rider before this time, your benefits will continue according to the annuity payout plan you have selected.

EXAMPLE

o You purchase the contract with a payment of $100,000 on Jan. 1, 2004 and you allocate all of your purchase payment to the subaccounts.

o     There are no additional purchase payments and no partial withdrawals.

o Assume the annuitant is male and age 55 at contract issue. For the joint and last survivor option (annuity payout Plan D), the joint annuitant is female and age 55 at contract issue.

Taking into account fluctuations in contract value due to market conditions, we calculate the GMIB benefit base as:

CONTRACT                                                                 GMIB
ANNIVERSARY   CONTRACT VALUE   PURCHASE PAYMENTS   6% RISING FLOOR   BENEFIT BASE
 1               $107,000           $100,000           $106,000
 2                125,000            100,000            112,360
 3                132,000            100,000            119,102
 4                150,000            100,000            126,248
 5                 85,000            100,000            133,823
 6                120,000            100,000            141,852
 7                138,000            100,000            150,363        $150,363
 8                152,000            100,000            159,388         159,388
 9                139,000            100,000            168,948         168,948
10                126,000            100,000            179,085         179,085
11                138,000            100,000            189,830         189,830
12                147,000            100,000            201,220         201,220
13                215,000            100,000            213,293         215,000
14                234,000            100,000            226,090         234,000
15                240,000            100,000            239,655         240,000

NOTE: The 6% Rising Floor value is limited at age 81, but the GMIB benefit base may increase if the contract value increases. However, you should keep in mind that you are always entitled to annuitize using the contract value without exercising the GMIB - 6% Rising Floor.

If you annuitize the contract within 30 days after a contract anniversary, the payout under a fixed annuity option (which is the same as the minimum payout for the first year under a variable annuity option) would be:

                                                                  MINIMUM GUARANTEED MONTHLY INCOME
CONTRACT                                        PLAN A -           PLAN B -        PLAN D - JOINT AND
ANNIVERSARY               GMIB              LIFE ANNUITY --   LIFE ANNUITY WITH    LAST SURVIVOR LIFE
AT EXERCISE           BENEFIT BASE             NO REFUND      TEN YEARS CERTAIN   ANNUITY -- NO REFUND
10             $179,085 (6% Rising Floor)      $  872.14           $  850.65           $  691.27
15              240,000 (Contract Value)        1,346.40            1,286.40            1,034.40


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40 RIVERSOURCE INNOVATIONS VARIABLE ANNUITY
- ISSUED BY RIVERSOURCE LIFE INSURANCE CO. OF NEW YORK - PROSPECTUS

The payouts above are shown at guaranteed annuity rates we use in the 2.5% Table. Payouts under the standard provisions of this contract will be based on our annuity rates in effect at annuitization and are guaranteed to be greater than or equal to the guaranteed annuity rates stated in Table B of the contract. The fixed annuity payout available under the standard provisions of this contract would be at least as great as shown below:

CONTRACT                     PLAN A -           PLAN B -        PLAN D - JOINT AND
ANNIVERSARY   CONTRACT   LIFE ANNUITY --   LIFE ANNUITY WITH    LAST SURVIVOR LIFE
AT EXERCISE    VALUE        NO REFUND      TEN YEARS CERTAIN   ANNUITY -- NO REFUND
10            $126,000      $  650.16          $  632.52           $  520.38
15             240,000       1,416.00           1,351.20            1,096.80

In this example, at the 15th contract anniversary you would not experience a benefit from the GMIB as the payout available to you is equal to or less than the payout available under the standard provisions of the contract. When the GMIB - 6% Rising Floor payout is less than the payout available under the standard provisions of the contract, you will receive the higher standard payout.

Remember that after the first year, lifetime income payouts under a variable annuity payout option will depend on the investment performance of the subaccounts you select. If your subaccount performance is 3.5%, your annuity payout will be unchanged from the previous annuity payout. If your subaccount performance is in excess of 3.5%, your variable annuity payout will increase from the previous annuity payout. If your subaccount investment performance is less than 3.5%, your variable annuity payout will decrease from the previous annuity payout.

PERFORMANCE CREDIT RIDER (PCR)

The PCR is intended to provide you with an additional benefit if your earnings are less than the target value on the tenth rider anniversary (see below). This is an optional benefit you may select for an additional charge (see "Charges"). The PCR does not provide any additional benefit before the tenth rider anniversary and it may not be appropriate for issue ages 75 or older due to this required holding period. Be sure to discuss with your investment professional whether or not the PCR is appropriate for your situation. You cannot add the PCR if you select either GMIB rider option.

INVESTMENT SELECTION UNDER THE PCR: You may allocate your purchase payments and purchase payment credits or transfers to any of the subaccounts or the one-year fixed account. However, we will limit the aggregate amount in the one-year fixed account and amounts you allocate to subaccounts investing in the RiverSource Variable Portfolio - Cash Management Fund to 10% of your total contract value. If you have more than 10% of your contract value in these accounts, we will send you a notice and ask that you reallocate your contract value so that the 10% limitation is satisfied within 60 days. We will terminate the PCR if you have not satisfied the limitation after 60 days.

TARGET VALUE: We calculate the target value on each rider anniversary. There is no target value prior to the first rider anniversary. On the first rider anniversary we set the target value equal to your first year's purchase payments and purchase payment credits minus the target value adjusted partial withdrawals accumulated at an annual effective rate of 7.2%. Every rider anniversary after that, we recalculate the target value by accumulating the prior anniversary's target value and any additional purchase payments and purchase payment credits minus the target value adjusted partial withdrawals at an annual effective rate of 7.2%.

                                                PW X TV
  TARGET VALUE ADJUSTED PARTIAL WITHDRAWALS  =  -------
                                                   CV

    PW = the partial withdrawal including any applicable withdrawal charge.

    TV = the target value on the date of (but prior to) the partial withdrawal.

    CV = contract value on the date of (but prior to) the partial withdrawal.

EXERCISING THE PCR: We will inform you if your contract value did not meet or exceed the target value after your tenth rider anniversary. If your contract value is less than the target value on the tenth rider anniversary, we will add a PCR credit to your account equal to:

  5% X (PP - PCRPW - PP5)

       PP = total purchase payments and purchase payment credits.

    PCRPW = PCR adjusted partial withdrawals. The PCR adjusted partial withdrawal amount is an adjustment we make to determine the proportionate amount of any partial withdrawal attributable to purchase payments received five or more years before the target value is calculated (on the tenth year rider anniversary). For a more detailed description of the PCR adjusted partial withdrawal please see Appendix A.

      PP5 = purchase payments and purchase payment credits made in the prior five years.

            We apply the PCR credit to your contract on the tenth rider anniversary and allocate it among the fixed accounts and subaccounts according to your current asset allocation.


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RIVERSOURCE INNOVATIONS VARIABLE ANNUITY
- ISSUED BY RIVERSOURCE LIFE INSURANCE CO. OF NEW YORK - PROSPECTUS 41

We will restart the ten-year calculation period for the PCR on the tenth rider anniversary and every ten years after that while you own the contract. We use the contract value (including any credits) on that anniversary as your first contract year's payments for calculating the target value and any applicable PCR credit. We may then apply additional PCR credits to your contract at the end of each ten-year period as described above.

PCR RESET: You can elect to lock in your contract growth by restarting the ten-year PCR calculation period on any contract anniversary. If you elect to restart the calculation period, the contract value on the restart date is used as the first year's payments and credits for the calculating the target value and any applicable PCR credit. The next ten-year calculation period for the PCR will restart at the end of this new ten-year period. We must receive your request to restart the PCR calculation period within 30 days after a contract anniversary.

TERMINATING THE PCR

o You may terminate the PCR within 30 days following the first rider anniversary.

o You may terminate the PCR within 30 days following the later of the tenth rider anniversary or the last rider reset date.

o     The PCR will terminate on the date:

      -- you make a full withdrawal from the contract;

      -- that a death benefit is payable; or

      -- you choose to begin taking annuity payouts.

EXAMPLE

o You purchase the contract with a payment of $100,000 on Jan. 1, 2004 and we add a $1,000 purchase payment credit to the contract

o     There are no additional purchase payments and no partial withdrawals

o     On Jan. 1, 2014, the contract value is $200,000

o We determine the target value on Jan. 1, 2014 as our purchase payments and credits accumulated at an annual effective rate of 7.2% = $101,000 x (1.072)(To the Power 10)
           = $101,000 x 2.00423 = $202,427.

      Your contract value ($200,000) is less than the target value ($202,427). We add a PCR credit to your contract calculated as follows:
      5% x (PP - PCRPW - PP5) = 0.05 x ($101,000 - 0 - 0) = $5,050.

      After application of the PCR credit, your total contract value on Jan. 1, 2014 would be $205,050.

o If on Feb. 1, 2014, you had elected not to receive annuity payouts, the PCR ten-year calculation period would restart on Jan. 1, 2014 with the target values first year's payments equal to $205,050. We would make the next PCR credit determination on Jan. 1, 2024.

o On Feb. 1, 2014, the contract value grows to $210,000 and you choose to begin receiving annuity payouts under a lifetime income plan. We would now add another PCR credit to your contract. Because you have not made any additional purchase payments or partial withdrawals the amount of this new credit is the same as the PCR credit we added to your contract on Jan. 1, 2014 ($5,050). After adding this new PCR credit to your contract, your total contract value would be $215,050 and we would use this amount to your monthly annuity payout amount.

THE ANNUITY PAYOUT PERIOD

As owner of the contract, you have the right to decide how and to whom annuity payouts will be made starting at the retirement date. The retirement date may not be earlier than 13 months from the contract date. You may select one of the annuity payout plans outlined below, or we may mutually agree on other payout arrangements. We do not deduct any withdrawal charges under the payout plans listed below except under annuity payout Plan E.

You also decide whether we will make annuity payouts on a fixed or variable basis, or a combination of fixed and variable. The amount available to purchase payouts under the plan you select is the contract value on your retirement date. If you select a variable annuity payout, we reserve the right to limit the number of subaccounts in which you may invest.

AMOUNTS OF FIXED AND VARIABLE PAYOUTS DEPEND ON:

o     the annuity payout plan you select;

o     the annuitant's age and, in most cases, sex;

o     the annuity table in the contract; and

o     the amounts you allocated to the accounts at settlement.

In addition, for variable annuity payouts only, amounts depend on the investment performance of the subaccounts you select. These payouts will vary from month to month because the performance of the funds will fluctuate. Fixed payouts remain the same from month to month.

For information with respect to transfers between accounts after annuity payouts begin, see "Making the Most of Your Contract -- Transfer policies."


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42 RIVERSOURCE INNOVATIONS VARIABLE ANNUITY
- ISSUED BY RIVERSOURCE LIFE INSURANCE CO. OF NEW YORK - PROSPECTUS

ANNUITY TABLES

The annuity tables in your contract (Table A and Table B) show the amount of the monthly payouts for each $1,000 of contract value according to the age and, when applicable, the sex of the annuitant. (Where required by law, we will use a unisex table of settlement rates.)

Table A shows the amount of the first monthly variable annuity payout assuming that the contract value is invested at the beginning of the annuity payout period and earns a 3.5% rate of return, which is reinvested and helps to support future payouts. If you ask us at least 30 days before the retirement date, we will substitute an annuity table based on an assumed 5.0% investment rate for the 3.5% Table A in the contract. The assumed investment rate affects both the amount of the first payout and the extent to which subsequent payouts increase or decrease. For example, annuity payouts will increase if the investment return is above the assumed investment rate and payouts will decrease if the return is below the assumed investment rate. Using an assumed 3.5% interest rate results in a lower initial payment, but later payouts will increase more quickly when annuity unit values rise and decrease more slowly when they decline.

Table B shows the minimum amount of each fixed annuity payout. We declare current payout rates that we use in determining the actual amount of your fixed annuity payout. The current payout rates will equal or exceed the guaranteed payout rates shown in Table B. We will furnish these rates to you upon request.

ANNUITY PAYOUT PLANS

You may choose an annuity payout plan by giving us written instructions at least 30 days before contract values are used to purchase the payout plan. Generally, you may select one of the Plans A through E below or another plan agreed to by us.

o PLAN A - LIFE ANNUITY -- NO REFUND: We make monthly payouts until the annuitant's death. Payouts end with the last payout before the annuitant's death. We will not make any further payouts. This means that if the annuitant dies after we made only one monthly payout, we will not make any more payouts.

o PLAN B - LIFE ANNUITY WITH FIVE, TEN OR 15 YEARS CERTAIN: We make monthly payouts for a guaranteed payout period of five, ten or 15 years that you elect. This election will determine the length of the payout period to the beneficiary if the annuitant should die before the elected period expires. We calculate the guaranteed payout period from the retirement date. If the annuitant outlives the elected guaranteed payout period, we will continue to make payouts until the annuitant's death.

o PLAN C - LIFE ANNUITY -- INSTALLMENT REFUND: We make monthly payouts until the annuitant's death, with our guarantee that payouts will continue for some period of time. We will make payouts for at least the number of months determined by dividing the amount applied under this option by the first monthly payout, whether or not the annuitant is living.

o PLAN D - JOINT AND LAST SURVIVOR LIFE ANNUITY -- NO REFUND: We make monthly payouts while both the annuitant and a joint annuitant are living. If either annuitant dies, we will continue to make monthly payouts at the full amount until the death of the surviving annuitant. Payouts end with the death of the second annuitant.

o PLAN E - PAYOUTS FOR A SPECIFIED PERIOD: We make monthly payouts for a specific payout period of ten to 30 years that you elect. We will make payouts only for the number of years specified whether the annuitant is living or not. Depending on the selected time period, it is foreseeable that an annuitant can outlive the payout period selected. During the payout period, you can elect to have us determine the present value of any remaining variable payouts and pay it to you in a lump sum. We determine the present value of the remaining annuity payouts which are assumed to remain level at the initial payout. The discount rate we use in the calculation will vary between 4.86% and 6.91% depending on the mortality and expense risk charge and the applicable assumed investment rate. (See "Charges --Withdrawal charge under Annuity Payout Plan E.") You can also take a portion of the discounted value once a year. If you do so, your monthly payouts will be reduced by the proportion of your withdrawal to the full discounted value. A 10% IRS penalty tax could apply if you take a withdrawal. (See "Taxes.")

ANNUITY PAYOUT PLAN REQUIREMENTS FOR QUALIFIED ANNUITIES: If your contract is a qualified annuity, you must select a payout plan as of the retirement date set forth in your contract. You have the responsibility for electing a payout plan under your contract that complies with applicable law. Your contract describes your payout plan options. The options will meet certain IRS regulations governing RMDs if the payout plan meets the incidental distribution benefit requirements, if any, and the payouts are made:

o in equal or substantially equal payments over a period not longer your life or over the joint life of you and your designated beneficiary; or

o in equal or substantially equal payments over a period not longer than your life expectancy, or over the joint life expectancy of you and your designated beneficiary; or

o over a period certain not longer than your life expectancy or over the joint life expectancy of you and your designated beneficiary.

IF WE DO NOT RECEIVE INSTRUCTIONS: You must give us written instructions for the annuity payouts at least 30 days before the annuitant's retirement date. If you do not, we will make payouts under Plan B, with 120 monthly payouts guaranteed.

IF MONTHLY PAYOUTS WOULD BE LESS THAN $20: We will calculate the amount of monthly payouts at the time the contract value is used to purchase a payout plan. If the calculations show that monthly payouts would be less than $20, we have the right to pay the contract value to the owner in a lump sum or to change the frequency of the payouts.

DEATH AFTER ANNUITY PAYOUTS BEGIN: If you or the annuitant die after annuity payouts begin, we will pay any amount payable to the beneficiary as provided in the annuity payout plan in effect.


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RIVERSOURCE INNOVATIONS VARIABLE ANNUITY
- ISSUED BY RIVERSOURCE LIFE INSURANCE CO. OF NEW YORK - PROSPECTUS 43

TAXES

Generally, under current law, your contract has a tax-deferral feature. This means any increase in the value of the one-year fixed account and/or subaccounts in which you invest is taxable to you only when you receive a payout or withdrawal (see detailed discussion below). Any portion of the annuity payouts and any withdrawals you request that represent ordinary income normally are taxable. We will send you a tax information reporting form for any year in which we made a taxable distribution according to our records. Roth IRAs may grow and be distributed tax free if you meet certain distribution requirements. We will send you a tax information reporting form for any year in which we made a distribution according to our records.

NONQUALIFIED ANNUITIES

Tax law requires that all nonqualified deferred annuity contracts issued by the same company (and possibly its affiliates) to the same owner during a calendar year be taxed as a single, unified contract when you take distributions from any one of those contracts.

ANNUITY PAYOUTS: Generally, a portion of each payout will be ordinary income and subject to tax, and a portion of each payout will be considered a return of part of your investment and will not be taxed. Under Annuity Payout Plan A:
Life annuity - no refund, where the annuitant dies before your investment in the contract is fully recovered, the remaining portion of the unrecovered investment may be available as a federal income tax deduction to the owner for the last taxable year. Under all other annuity payout plans, where the annuity payouts end before your investment in the contract is fully recovered, the remaining portion of the unrecovered investment may be available as a federal income tax deduction to the taxpayer for the tax year in which the payouts end. (See "Annuity Payout Plans.") All amounts you receive after your investment in the contract is fully recovered will be subject to tax.

WITHDRAWALS: If you withdraw part of your nonqualified annuity before your annuity payouts begin, your withdrawal will be taxed to the extent that the value of your contract immediately before the withdrawal exceeds the investment in the contract.

If you withdraw all of your nonqualified annuity before annuity payouts begin, your withdrawal will be taxed to the extent that the withdrawal value immediately before the withdrawal exceeds the investment in the contract.

You also may have to pay a 10% IRS penalty for withdrawals of taxable income you make before reaching age 59 1/2 unless certain exceptions apply.

WITHHOLDING: If you receive taxable income as a result of an annuity payout or withdrawal, we may deduct withholding against the taxable income portion of the payment. Any withholding represents a prepayment of your tax due for the year. You take credit for these amounts on your annual income tax return. As long as you've provided us with a valid Social Security Number or Taxpayer Identification Number, you can elect not to have any withholding occur.

If the payment is part of an annuity payout plan, we generally compute the amount of withholding using payroll tables. You may provide us with a statement of how many exemptions to use in calculating the withholding. If the distribution is any other type of payment (such as a partial or full withdrawal) we compute withholding using 10% of the taxable portion.

The withholding requirements differ if we delivered payment outside the United States.

Some states also may impose withholding requirements similar to the federal withholding described above. If this should be the case, we may deduct state withholding from payment.

DEATH BENEFITS TO BENEFICIARIES: The death benefit under a contract is not exempt from estate or income taxes. Any amount your beneficiary receives that represents deferred earnings within the contract is taxable as ordinary income to the beneficiary in the year he or she receives the payments.

ANNUITIES OWNED BY CORPORATIONS, PARTNERSHIPS OR TRUSTS: For nonqualified annuities, any annual increase in the value of annuities held by such entities (nonnatural persons) generally will be treated as ordinary income received during that year. However, if the trust was set up for the benefit of a natural person only, the income will generally remain tax-deferred.

PENALTIES: If you receive amounts from your nonqualified contract before reaching age 59 1/2, you may have to pay a 10% IRS penalty on the amount includable in your ordinary income. However, this penalty will not apply to any amount received:

o because of your death or in the event of non-natural ownership, the death of the annuitant;

o     because you become disabled (as defined in the Code);

o if the distribution is part of a series of substantially equal periodic payments, made at least annually, over your life or life expectancy (or joint lives or life expectancies of you and your beneficiary);

o     if it is allocable to an investment before Aug. 14, 1982; or

o     if annuity payouts begin before the first contract anniversary.


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44 RIVERSOURCE INNOVATIONS VARIABLE ANNUITY
- ISSUED BY RIVERSOURCE LIFE INSURANCE CO. OF NEW YORK - PROSPECTUS

TRANSFER OF OWNERSHIP: If you transfer a nonqualified annuity without receiving adequate consideration, the transfer is a gift and also may be treated as a withdrawal for federal income tax purposes. If the gift is a currently taxable event for income tax purposes, the original owner will be taxed on the amount of deferred earnings at the time of the transfer and also may be subject to the 10% IRS penalty discussed earlier. In this case, the new owner's investment in the contract will be the value of the contract at the time of the transfer. In general, this rule does not apply to transfers between spouses or former spouses. Please consult your tax advisor for further details.

COLLATERAL ASSIGNMENT: If you collaterally assign or pledge your contract, earnings on purchase payments you made after Aug. 13, 1982 will be taxed to you like a withdrawal and you may have to pay a 10% IRS penalty. You may not collaterally assign or pledge your qualified contracts.

QUALIFIED ANNUITIES

Adverse tax consequences may result if you do not ensure that contributions, distributions and other transactions under the contract comply with the law. Qualified annuities have minimum distribution rules that govern the timing and amount of distributions. You should refer to your retirement plan's SPD, your IRA disclosure statement, or consult a tax advisor for additional information about the distribution rules applicable to your situation.

When you use your contract to fund a retirement plan or IRA that is already tax-deferred under the Code, the contract will not provide any necessary or additional tax deferral. If your contract is used to fund an employer sponsored plan, your right to benefits may be subject to the terms and conditions of the plan regardless of the terms of the contract.

ANNUITY PAYOUTS: Under a qualified annuity, except a Roth IRA, the entire payout generally is includable as ordinary income and is subject to tax unless: (1) the contract is an IRA to which you made non-deductible contributions; or (2) you rolled after-tax dollars from a retirement plan into your IRA, or (3) the contract is used to fund a retirement plan and you or your employer have contributed after-tax dollars.

ANNUITY PAYOUTS FROM ROTH IRAS: In general, the entire payout from a Roth IRA can be free from income and penalty taxes if you have attained age 59 1/2 and meet the five year holding period.

WITHDRAWALS: Under a qualified annuity, except a Roth IRA, the entire withdrawal will generally be includable as ordinary income and is subject to tax unless: (1) the contract is an IRA to which you made non-deductible contributions; or (2) you rolled after-tax dollars from a retirement plan into your IRA, or (3) the contract is used to fund a retirement plan and you or your employer have contributed after-tax dollars.

WITHDRAWALS FROM ROTH IRAS: In general, the entire payout from a Roth IRA can be free from income and penalty taxes if you have attained age 59 1/2 and met the five year holding period.

REQUIRED MINIMUM DISTRIBUTIONS: Retirement plans are subject to required withdrawals called required minimum distributions ("RMDs") beginning at age 70 1/2. In addition, a new tax regulation, effective for RMDs calculated in 2006 and after, may cause the RMDs for some contracts with certain death benefits and optional riders to increase. RMDs may reduce the value of certain death benefits and optional benefits. You should consult your tax advisor prior to making a purchase for an explanation of the potential tax implications to you.

WITHHOLDING FOR IRAS, ROTH IRAS AND SEPS: If you receive taxable income as a result of an annuity payout or a withdrawal, we may deduct withholding against the taxable income portion of the payment. Any withholding represents a prepayment of your tax due for the year. You take credit for these amounts on your annual income tax return. As long as you have provided us with a valid Social Security Number or Taxpayer Identification Number, you can elect not to have any withholding occur.

If the payment is part of an annuity payout plan, we generally compute the amount of withholding using payroll tables. You may provide us with a statement of how many exemptions to use in calculating the withholding. If the distribution is any other type of payment (such as a partial or full surrender) we compute withholding using 10% of the taxable portion.

The withholding requirements differ if we deliver payment outside the United States and/or you are a non-resident alien. State withholding also may be imposed on taxable distribution.

WITHHOLDING FOR ALL OTHER QUALIFIED ANNUITIES:: If you receive directly all or part of the contract value from a qualified annuity (except an IRA, Roth IRA or SEP), mandatory 20% federal income tax withholding (and possibly state income tax withholding) generally will be imposed at the time the payout is made from the plan. You take credit for these amounts on your annual income tax return. This mandatory withholding will not be imposed if:

o instead of receiving the distribution check, you elect to have the distribution rolled over directly to an IRA or another eligible plan;

o the payout is one in a series of substantially equal periodic payouts, made at least annually, over your life or life expectancy (or the joint lives or life expectancies of you and your designated beneficiary) or over a specified period of 10 years or more;

o     the payout is a RMD as defined under the Code;

o     the payout is made on account of an eligible hardship; or

o     the payout is a corrective distribution.


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RIVERSOURCE INNOVATIONS VARIABLE ANNUITY
- ISSUED BY RIVERSOURCE LIFE INSURANCE CO. OF NEW YORK - PROSPECTUS 45

Payments made to a surviving spouse instead of being directly rolled over to an IRA also may be subject to mandatory 20% income tax withholding.

State withholding also may be imposed on taxable distributions.

PENALTIES: If you receive amounts from your qualified contract before reaching age 59 1/2, you may have to pay a 10% IRS penalty on the amount includable in your ordinary income. However, this penalty will not apply to any amount received:

o     Because of your death,

o     Because you become disabled (as defined in the Code);

o If the distribution is part of a series of substantially equal periodic payments made at least annually, over your life or life expectancy (or joint lives or life expectancies of you and your beneficiary);

o If the distribution is made following severance from employment during the calendar year in which you attain age 55 (TSAs only);

o     To pay certain medical or education expenses (IRAs only); or

o Purchase payment credits and PCR credits. These are considered earnings and are taxed accordingly when withdrawn or paid out.

DEATH BENEFITS TO BENEFICIARIES: The entire death benefit generally is taxable as ordinary income to the beneficiary in the year he or she receives the payments from the qualified annuity. If you make non-deductible contributions to a traditional IRA, the portion of any distribution from the contract that represents after-tax contributions is not taxable as ordinary income to your beneficiary. You are responsible for keeping all records tracking your non-deductible contributions to an IRA. Death benefits under a Roth IRA generally are not taxable as ordinary income to the beneficiary if certain distribution requirements are met.

SPECIAL CONSIDERATIONS IF YOU SELECT THE MAV DEATH BENEFIT RIDER, GMIBS AND
PCR: As of the date of this prospectus, we believe that charges related to these riders are not subject to current taxation. Therefore, we will not report these charges as partial withdrawals from your contract. However, the IRS may determine that these charges should be treated as partial withdrawals subject to taxation to the extent of any gain as well as the 10% tax penalty for withdrawals before the age of 59 1/2, if applicable.

We reserve the right to report charges for these riders as partial withdrawals if we, as a withholding and reporting agent, believe that we are required to report them. In addition, we will report the benefits attributable to these riders on the death of you or the annuitant as an annuity death benefit distribution, not as proceeds from life insurance.

IMPORTANT: Our discussion of federal tax laws is based upon our understanding of current interpretations of these laws. Federal tax laws or current interpretations of them may change. For this reason and because tax consequences are complex and highly individual and cannot always be anticipated, you should consult a tax advisor if you have any questions about taxation of your contract.


RIVERSOURCE LIFE OF NY'S TAX STATUS: We are taxed as a life insurance company under the Code. For federal income tax purposes, the subaccounts are considered a part of our company, although their operations are treated separately in accounting and financial statements. Investment income is reinvested in the fund in which each subaccount invests and becomes part of that subaccount's value. This investment income, including realized capital gains, is not taxed to us, and therefore no charge is made against the subaccounts for federal income taxes. We reserve the right to make such a charge in the future if there is a change in the tax treatment of variable annuities.


TAX QUALIFICATION: We intend that the contract qualify as an annuity for federal income tax purposes. To that end, the provisions of the contract are to be interpreted to ensure or maintain such tax qualification, in spite of any other provisions of the contract. We reserve the right to amend the contract to reflect any clarifications that may be needed or are appropriate to maintain such qualification or to conform the contract to any applicable changes in the tax qualification requirements. We will send you a copy of any amendments.

VOTING RIGHTS

As a contract owner with investments in the subaccounts, you may vote on important fund policies until annuity payouts begin. Once they begin, the person receiving them has voting rights. We will vote fund shares according to the instructions of the person with voting rights.

Before annuity payouts begin, the number of votes you have is determined by applying your percentage interest in each subaccount to the total number of votes allowed to the subaccount.

After annuity payouts begin, the number of votes you have is equal to:

o     the reserve held in each subaccount for your contract; divided by

o     the net asset value of one share of the applicable fund.

As we make annuity payouts, the reserve for the contract decreases; therefore, the number of votes also will decrease.

We calculate votes separately for each subaccount. We will send notice of shareholders' meetings, proxy materials and a statement of the number of votes to which the voter is entitled. We will vote shares for which we have not received instructions in the same proportion as the votes for which we received instructions. We also will vote the shares for which we have voting rights in the same proportion as the votes for which we received instructions.


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46 RIVERSOURCE INNOVATIONS VARIABLE ANNUITY
- ISSUED BY RIVERSOURCE LIFE INSURANCE CO. OF NEW YORK - PROSPECTUS

SUBSTITUTION OF INVESTMENTS

We may substitute the funds in which the subaccounts invest if:

o     laws or regulations change;

o     the existing funds become unavailable; or

o     in our judgment, the funds no longer are suitable for the subaccounts.

If any of these situations occur, and if we believe it is in the best interest of persons having voting rights under the contract, we have the right to substitute a fund currently listed in this prospectus (existing fund) for another fund (new fund). The new fund may have higher fees and/or operating expenses than the existing fund. Also, the new fund may have investment objectives and policies and/or investment advisers which differ from the existing fund.

We may also:

o     add new subaccounts;

o     combine any two or more subaccounts;

o     transfer assets to and from the subaccounts or the variable account; and

o     eliminate or close any subaccounts.

We will notify you of any substitution or change. If we notify you that a subaccount will be eliminated or closed, you will have a certain period of time to tell us where to reallocate purchase payments or contract value currently allocated to that subaccount. If we do not receive your reallocation instructions by the due date, we automatically will reallocate to the subaccount investing in the RiverSource Variable Portfolio - Cash Management Fund. You may then transfer this reallocated amount in accordance with the transfer provisions of your contract (see "Transferring Between Accounts" above).

In the event of substitution or any of these changes, we may amend the contract and take whatever action is necessary and appropriate without your consent or approval. However, we will not make any substitution or change without the necessary approval of the SEC and state insurance departments.

ABOUT THE SERVICE PROVIDERS

PRINCIPAL UNDERWRITER


RiverSource Distributors, Inc. ("RiverSource Distributors"), our affiliate, serves as the principal underwriter and general distributor of the contract. Its offices are located at 70100 Ameriprise Financial Center, Minneapolis, MN 55474. RiverSource Distributors is a wholly-owned subsidiary of Ameriprise Financial, Inc.

RiverSource Distributors distributes the contract through unaffiliated broker-dealers ("selling firms") and their investment professionals. The selling firms have entered into selling agreements with us and RiverSource Distributors for the offer and sale of the contracts.

Under the selling agreements, RiverSource Distributors pays commissions to the selling firms or their affiliated insurance agencies. Some selling firms may elect to receive a lower commission when a purchase payment is made along with a quarterly payment based on contract value for so long as the contract remains in effect. Selling firms may be required to return compensation under certain circumstances. Commissions paid to selling firms as a percentage of purchase payments will not be more than 9% of the purchase payments we receive on the contracts. These commissions do not change depending on which subaccounts you choose to allocate your purchase payments.

From time to time and in accordance with applicable laws and regulations we will pay or permit other promotional incentives in cash or credit or other compensation.

A portion of the payments made to the selling firm may be passed on to their investment professionals in accordance with its internal compensation programs. Those programs may also include other types of cash and non-cash compensation and other benefits. Ask your investment professional for further information about what your investment professional and the selling firm for which he or she works may receive in connection with your purchase of a contract.

We intend to recoup a portion of the commissions and other distribution expenses we pay through certain fees and charges described in this prospectus (see "Expense Summary") including, for example, the mortality and expense risk charges and withdrawal charges. We or an affiliate may also receive all or part of the 12b-1 fees (see "Expense Summary -- Annual Operating Expenses of the Funds") that certain funds charge to help us pay commissions and other costs of distributing the policies.


------------------------------------------------------------------------------

RIVERSOURCE INNOVATIONS VARIABLE ANNUITY
- ISSUED BY RIVERSOURCE LIFE INSURANCE CO. OF NEW YORK - PROSPECTUS 47

ISSUER


Effective Dec. 31, 2006, American Centurion Life Assurance Company (American Centurion Life), a stock life insurance company organized in 1969 under the laws of the state of New York, was merged into IDS Life Insurance Company Insurance Company of New York (IDS Life of New York), a stock life insurance company organized in 1972 under the laws of the state of New York. Upon the merger, IDS Life of New York, the surviving company, assumed legal ownership of all of the assets of American Centurion Life, including the variable account, and became directly liable for American Centurion Life's liabilities and obligations, including those with respect to the contract and the variable account. At the time of the merger, IDS Life of New York was renamed RiverSource Life of NY.

RiverSource Life of NY issues the contracts. We are located at 20 Madison Avenue Extension, Albany, NY 12203 and are a wholly-owned subsidiary of RiverSource Life Insurance Company which is a wholly-owned subsidiary of Ameriprise Financial, Inc.

We conduct a conventional life insurance business in the state of New York. Our primary products currently include fixed and variable annuity contracts and life insurance policies.

LEGAL PROCEEDINGS

The SEC, the National Association of Securities Dealers and several state authorities have brought proceedings challenging several mutual fund and variable product financial practices, generally including suitability, late trading, market timing, compensation and disclosure of revenue sharing arrangements. RiverSource Life of NY has received requests for information and has been contacted by regulatory authorities concerning its practices and is cooperating fully with these inquiries.

RiverSource Life of NY is involved in other proceedings concerning matters arising in connection with the conduct of its business activities. RiverSource Life of NY believes that it is not a party to, nor are any of its properties the subject of, any pending legal, arbitration or regulatory proceedings that would have a material adverse effect on its consolidated financial condition, results of operations or liquidity. However, it is possible that the outcome of any such proceedings could have a material adverse impact on results of operations in any particular reporting period as the proceedings are resolved.


ADDITIONAL INFORMATION

AVAILABLE INFORMATION


This prospectus is part of a registration statement we file with the SEC. Additional information on RiverSource Life of NY and on this offering is available in the registration statement and other materials we file. You can obtain copies of these materials at the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You can obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. In addition to this prospectus, the SAI and information about the contract, information incorporated by reference is available on the EDGAR Database on the SEC's Internet site at (http://www.sec.gov).


INDEMNIFICATION

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (Securities Act) may be permitted to directors and officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.


------------------------------------------------------------------------------

48 RIVERSOURCE INNOVATIONS VARIABLE ANNUITY
- ISSUED BY RIVERSOURCE LIFE INSURANCE CO. OF NEW YORK - PROSPECTUS

APPENDIX A: PERFORMANCE CREDIT RIDER ADJUSTED PARTIAL WITHDRAWAL

STEP ONE:

For EACH withdrawal made within the current calculation period we calculate the remaining purchase payment amount (RPA):

RPA = Total purchase payments and purchase payment credits made prior to the partial withdrawal in question minus the RPA adjusted partial withdrawals for all previous partial withdrawals.

NOTE: In our calculations for the first partial withdrawal, the RPA will simply be the total purchase payments and purchase payment credits as there are no previous withdrawals to subtract.

                                     PW X RPA
  RPA ADJUSTED PARTIAL WITHDRAWALS = --------
                                        CV

      PW = the partial withdrawal including any applicable withdrawal charge.

      CV = the contract value on the date of (but prior to) the partial withdrawal.

     RPA = the remaining premium amount on the date of (but prior to) the partial withdrawal.

STEP TWO:

For EACH withdrawal made within the current calculation period we calculate the eligible purchase payment amount (EPA):

EPA = Total purchase payments and purchase payment credits made prior to the partial withdrawal in question AND prior to the five year exclusion period minus EPA adjusted partial withdrawals for all previous partial withdrawals.

NOTE: In our calculations for the first partial withdrawal, the EPA will simply be the total purchase payments and purchase payment credits made before the five year exclusion period as there are no previous withdrawals to subtract. Also note that EPA/RPA will always be less than or equal to one.

                                     PW X EPA     EPA
  EPA ADJUSTED PARTIAL WITHDRAWALS = --------  X  ---
                                        CV        RPA

       PW = the partial withdrawal including any applicable withdrawal charge.

       CV = the contract value on the date of (but prior to) the partial withdrawal.

      EPA = the eligible premium amount on the date of (but prior to) the partial withdrawal.

      RPA = the remaining premium amount on the date of (but prior to) the partial withdrawal.

STEP THREE:

The total PCRPW (Performance Credit Rider adjusted partial withdrawal) amount is the SUM OF EACH EPA ADJUSTED PARTIAL WITHDRAWAL.

EXAMPLE: Calculation at the end of the ten-year period assuming the contract is eligible for the PCR credit (i.e., your contract value is less than target value). This example does not include purchase payment credits.

o On Jan. 1, 2004 you purchase the contract with a purchase payment of $100,000.

o On Jan. 1, 2010 you make an additional purchase payment in the amount of $100,000.

o     Contract values before any partial withdrawals are shown below.

o     On Jan. 1, 2007 you make a partial withdrawal in the amount of $10,000.

o On Jan. 1, 2012 you make another partial withdrawal in the amount of $10,000.

NOTE: The shaded portion of the table indicates the five year exclusion period.

DATE            TOTAL PURCHASE PAYMENTS    CONTRACT VALUE
---------------------------------------------------------
Jan. 1, 2004            $100,000              $100,000
Jan. 1, 2005             100,000               110,000
Jan. 1, 2006             100,000               115,000
Jan. 1, 2007             100,000               120,000
Jan. 1, 2008             100,000               115,000
Jan. 1, 2009             100,000               120,000
Jan. 1, 2010             200,000               225,000
Jan. 1, 2011             200,000               230,000
Jan. 1, 2012             200,000               235,000
Jan. 1, 2013             200,000               230,000
Jan. 1, 2014             200,000               235,000


------------------------------------------------------------------------------

RIVERSOURCE INNOVATIONS VARIABLE ANNUITY
- ISSUED BY RIVERSOURCE LIFE INSURANCE CO. OF NEW YORK - PROSPECTUS 49

STEP ONE: For each withdrawal made within the current calculation period we calculate the RPA:

For the first partial withdrawal on Jan. 1, 2007:
      RPA before the partial withdrawal =                                       RPA adjusted partial withdrawal =
      total purchase payments made prior to the partial withdrawal              $10,000 x $100,000
                                                                                ------------------ = $8,333
      minus the RPA adjusted partial withdrawals for all previous                    $120,000
      partial withdrawals = $100,000 - 0 = $100,000

For the second partial withdrawal on Jan. 1, 2012:
      RPA before the partial withdrawal =                                       RPA adjusted partial withdrawal =
      total purchase payments made prior to the partial withdrawal              $10,000 x $191,667
                                                                                ------------------ = $8,156
      minus the RPA adjusted partial withdrawals for all previous                    $235,000
      partial withdrawals = $200,000 - $8,333 = $191,667

STEP TWO: For each withdrawal made within the current calculation period, we calculate the EPA:

For the first partial withdrawal on Jan. 1, 2007:
      EPA before the partial withdrawal =                                       EPA adjusted partial withdrawal =
      total purchase payments made prior to the partial withdrawal              $10,000 x $100,000   $100,000
                                                                                ------------------ x -------- = $8,333
      AND the five-year exclusion period minus the EPA adjusted                 $120,000        $100,000
      partial withdrawals for all previous partial
      withdrawals = $100,000 - 0 = $100,000


For the second partial withdrawal on Jan. 1, 2012:
      EPA before the partial withdrawal =                                       EPA adjusted partial withdrawal =
      total purchase payments made prior to the partial withdrawal              $10,000 x $91,667   $ 91,667
                                                                                ----------------- x -------- = $1,886
      AND the five-year exclusion period minus the EPA                               $235,000       $191,667
      adjusted partial withdrawals for all previous partial
      withdrawals = $100,000 - $8,333 = $91,667

STEP THREE: The total PCRPW amount is the sum of each EPA adjusted partial withdrawal.

      PCRPW amount = $8,333 + $1,866 = $10,199


------------------------------------------------------------------------------

50 RIVERSOURCE INNOVATIONS VARIABLE ANNUITY
- ISSUED BY RIVERSOURCE LIFE INSURANCE CO. OF NEW YORK - PROSPECTUS

APPENDIX B: CONDENSED FINANCIAL INFORMATION
(Unaudited)

The following tables give per-unit information about the financial history of the subaccounts representing the lowest and highest total annual variable account expense combinations. The date in which operations commenced in each price level is noted in parentheses. The SAI contains tables that give per-unit information about the financial history of each existing subaccount. You may obtain a copy of the SAI without charge by contacting us at the telephone number or address listed on the first page of the prospectus.

We have not provided this information for subaccounts that were not available under your contract as of Dec. 31, 2005.

VARIABLE ACCOUNT CHARGES OF 1.00% OF THE DAILY NET ASSETS OF THE VARIABLE
ACCOUNT.

YEAR ENDED DEC. 31,                                                                  2005     2004     2003
------------------------------------------------------------------------------------------------------------
AIM V.I. BASIC VALUE FUND, SERIES II SHARES (3/17/2003)
Accumulation unit value at beginning of period                                     $ 1.60   $ 1.46   $ 1.00
Accumulation unit value at end of period                                           $ 1.67   $ 1.60   $ 1.46
Number of accumulation units outstanding at end of period (000 omitted)                 3        3        2
------------------------------------------------------------------------------------------------------------
AIM V.I. CAPITAL DEVELOPMENT FUND, SERIES II SHARES (3/17/2003)
Accumulation unit value at beginning of period                                     $ 1.61   $ 1.41   $ 1.00
Accumulation unit value at end of period                                           $ 1.74   $ 1.61   $ 1.41
Number of accumulation units outstanding at end of period (000 omitted)                --       --       --
------------------------------------------------------------------------------------------------------------
AIM V.I. PREMIER EQUITY FUND, SERIES II SHARES* (3/17/2003)
Accumulation unit value at beginning of period                                     $ 1.34   $ 1.28   $ 1.00
Accumulation unit value at end of period                                           $ 1.40   $ 1.34   $ 1.28
Number of accumulation units outstanding at end of period (000 omitted)                --       --       --

*  AIM V.I. Premier Equity Fund, Series II Shares merged into AIM V.I. Core Equity Fund, Series II Shares on April 28, 2006.
------------------------------------------------------------------------------------------------------------
ALLIANCEBERNSTEIN VPS BALANCED SHARES PORTFOLIO (CLASS B) (3/17/2003)
(PREVIOUSLY ALLIANCEBERNSTEIN VP TOTAL RETURN PORTFOLIO (CLASS B))
Accumulation unit value at beginning of period                                     $ 1.26   $ 1.17   $ 1.00
Accumulation unit value at end of period                                           $ 1.30   $ 1.26   $ 1.17
Number of accumulation units outstanding at end of period (000 omitted)                 2        2        2
------------------------------------------------------------------------------------------------------------
ALLIANCEBERNSTEIN VPS GLOBAL TECHNOLOGY PORTFOLIO (CLASS B) (3/17/2003)
Accumulation unit value at beginning of period                                     $ 1.47   $ 1.41   $ 1.00
Accumulation unit value at end of period                                           $ 1.51   $ 1.47   $ 1.41
Number of accumulation units outstanding at end of period (000 omitted)                 8        8        2
------------------------------------------------------------------------------------------------------------
ALLIANCEBERNSTEIN VPS GROWTH AND INCOME PORTFOLIO (CLASS B) (3/17/2003)
Accumulation unit value at beginning of period                                     $ 1.51   $ 1.37   $ 1.00
Accumulation unit value at end of period                                           $ 1.56   $ 1.51   $ 1.37
Number of accumulation units outstanding at end of period (000 omitted)                 1        1        1
------------------------------------------------------------------------------------------------------------
ALLIANCEBERNSTEIN VPS LARGE CAP GROWTH PORTFOLIO (CLASS B) (3/17/2003)
Accumulation unit value at beginning of period                                     $ 1.37   $ 1.28   $ 1.00
Accumulation unit value at end of period                                           $ 1.56   $ 1.37   $ 1.28
Number of accumulation units outstanding at end of period (000 omitted)                 2        2        2
------------------------------------------------------------------------------------------------------------
FIDELITY(R) VIP CONTRAFUND(R) PORTFOLIO SERVICE CLASS 2 (3/17/2003)
Accumulation unit value at beginning of period                                     $ 1.52   $ 1.33   $ 1.00
Accumulation unit value at end of period                                           $ 1.75   $ 1.52   $ 1.33
Number of accumulation units outstanding at end of period (000 omitted)               185      198       18
------------------------------------------------------------------------------------------------------------
FIDELITY(R) VIP GROWTH PORTFOLIO SERVICE CLASS 2 (3/17/2003)
Accumulation unit value at beginning of period                                     $ 1.42   $ 1.39   $ 1.00
Accumulation unit value at end of period                                           $ 1.48   $ 1.42   $ 1.39
Number of accumulation units outstanding at end of period (000 omitted)                 2        2        2
------------------------------------------------------------------------------------------------------------


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RIVERSOURCE INNOVATIONS VARIABLE ANNUITY
- ISSUED BY RIVERSOURCE LIFE INSURANCE CO. OF NEW YORK - PROSPECTUS 51

VARIABLE ACCOUNT CHARGES OF 1.00% OF THE DAILY NET ASSETS OF THE VARIABLE ACCOUNT. (CONTINUED)

YEAR ENDED DEC. 31,                                                                  2005     2004     2003
------------------------------------------------------------------------------------------------------------
FIDELITY(R) VIP MID CAP PORTFOLIO SERVICE CLASS 2 (3/17/2003)
Accumulation unit value at beginning of period                                     $ 1.83   $ 1.48   $ 1.00
Accumulation unit value at end of period                                           $ 2.14   $ 1.83   $ 1.48
Number of accumulation units outstanding at end of period (000 omitted)                71       75        5
------------------------------------------------------------------------------------------------------------
FIDELITY(R) VIP OVERSEAS PORTFOLIO SERVICE CLASS 2 (3/17/2003)
Accumulation unit value at beginning of period                                     $ 1.77   $ 1.57   $ 1.00
Accumulation unit value at end of period                                           $ 2.08   $ 1.77   $ 1.57
Number of accumulation units outstanding at end of period (000 omitted)                71       71        2
------------------------------------------------------------------------------------------------------------
FTVIPT FRANKLIN REAL ESTATE FUND - CLASS 2 (3/17/2003)
Accumulation unit value at beginning of period                                     $ 1.76   $ 1.35   $ 1.00
Accumulation unit value at end of period                                           $ 1.98   $ 1.76   $ 1.35
Number of accumulation units outstanding at end of period (000 omitted)                10       11        8
------------------------------------------------------------------------------------------------------------
FTVIPT FRANKLIN SMALL CAP VALUE SECURITIES FUND - CLASS 2 (3/17/2003)
Accumulation unit value at beginning of period                                     $ 1.82   $ 1.48   $ 1.00
Accumulation unit value at end of period                                           $ 1.96   $ 1.82   $ 1.48
Number of accumulation units outstanding at end of period (000 omitted)                 2        2        2
------------------------------------------------------------------------------------------------------------
FTVIPT FRANKLIN SMALL-MID CAP GROWTH SECURITIES FUND - CLASS 2 (3/17/2003)
Accumulation unit value at beginning of period                                     $ 1.62   $ 1.47   $ 1.00
Accumulation unit value at end of period                                           $ 1.68   $ 1.62   $ 1.47
Number of accumulation units outstanding at end of period (000 omitted)                44       44        3
------------------------------------------------------------------------------------------------------------
FTVIPT MUTUAL SHARES SECURITIES FUND - CLASS 2 (3/17/2003)
Accumulation unit value at beginning of period                                     $ 1.42   $ 1.28   $ 1.00
Accumulation unit value at end of period                                           $ 1.56   $ 1.42   $ 1.28
Number of accumulation units outstanding at end of period (000 omitted)               155      163       42
------------------------------------------------------------------------------------------------------------
FTVIPT TEMPLETON FOREIGN SECURITIES FUND - CLASS 2 (3/17/2003)
Accumulation unit value at beginning of period                                     $ 1.68   $ 1.43   $ 1.00
Accumulation unit value at end of period                                           $ 1.83   $ 1.68   $ 1.43
Number of accumulation units outstanding at end of period (000 omitted)                 6        7        3
------------------------------------------------------------------------------------------------------------
MFS(R) INVESTORS GROWTH STOCK SERIES - SERVICE CLASS (3/17/2003)
Accumulation unit value at beginning of period                                     $ 1.36   $ 1.26   $ 1.00
Accumulation unit value at end of period                                           $ 1.40   $ 1.36   $ 1.26
Number of accumulation units outstanding at end of period (000 omitted)                 8        9        2
------------------------------------------------------------------------------------------------------------
MFS(R) NEW DISCOVERY SERIES - SERVICE CLASS (3/17/2003)
Accumulation unit value at beginning of period                                     $ 1.48   $ 1.41   $ 1.00
Accumulation unit value at end of period                                           $ 1.54   $ 1.48   $ 1.41
Number of accumulation units outstanding at end of period (000 omitted)                 1        1       --
------------------------------------------------------------------------------------------------------------
MFS(R) TOTAL RETURN SERIES - SERVICE CLASS (3/17/2003)
Accumulation unit value at beginning of period                                     $ 1.29   $ 1.18   $ 1.00
Accumulation unit value at end of period                                           $ 1.31   $ 1.29   $ 1.18
Number of accumulation units outstanding at end of period (000 omitted)                27       28        2
------------------------------------------------------------------------------------------------------------
MFS(R) UTILITIES SERIES - SERVICE CLASS (3/17/2003)
Accumulation unit value at beginning of period                                     $ 1.72   $ 1.33   $ 1.00
Accumulation unit value at end of period                                           $ 1.98   $ 1.72   $ 1.33
Number of accumulation units outstanding at end of period (000 omitted)                --       --       --
------------------------------------------------------------------------------------------------------------
OPPENHEIMER CAPITAL APPRECIATION FUND/VA, SERVICE SHARES (3/17/2003)
Accumulation unit value at beginning of period                                     $ 1.44   $ 1.36   $ 1.00
Accumulation unit value at end of period                                           $ 1.49   $ 1.44   $ 1.36
Number of accumulation units outstanding at end of period (000 omitted)                69       68        4
------------------------------------------------------------------------------------------------------------
OPPENHEIMER GLOBAL SECURITIES FUND/VA, SERVICE SHARES (3/17/2003)
Accumulation unit value at beginning of period                                     $ 1.82   $ 1.55   $ 1.00
Accumulation unit value at end of period                                           $ 2.06   $ 1.82   $ 1.55
Number of accumulation units outstanding at end of period (000 omitted)                 1        1       --
------------------------------------------------------------------------------------------------------------


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52 RIVERSOURCE INNOVATIONS VARIABLE ANNUITY
- ISSUED BY RIVERSOURCE LIFE INSURANCE CO. OF NEW YORK - PROSPECTUS

VARIABLE ACCOUNT CHARGES OF 1.00% OF THE DAILY NET ASSETS OF THE VARIABLE ACCOUNT. (CONTINUED)

YEAR ENDED DEC. 31,                                                                  2005     2004     2003
------------------------------------------------------------------------------------------------------------
OPPENHEIMER HIGH INCOME FUND/VA, SERVICE SHARES (3/17/2003)
Accumulation unit value at beginning of period                                     $ 1.27   $ 1.18   $ 1.00
Accumulation unit value at end of period                                           $ 1.29   $ 1.27   $ 1.18
Number of accumulation units outstanding at end of period (000 omitted)                14       15       10
------------------------------------------------------------------------------------------------------------
OPPENHEIMER MAIN STREET SMALL CAP FUND/VA, SERVICE SHARES (3/17/2003)
Accumulation unit value at beginning of period                                     $ 1.81   $ 1.53   $ 1.00
Accumulation unit value at end of period                                           $ 1.97   $ 1.81   $ 1.53
Number of accumulation units outstanding at end of period (000 omitted)                13       13        9
------------------------------------------------------------------------------------------------------------
OPPENHEIMER STRATEGIC BOND FUND/VA, SERVICE SHARES (3/17/2003)
Accumulation unit value at beginning of period                                     $ 1.21   $ 1.13   $ 1.00
Accumulation unit value at end of period                                           $ 1.23   $ 1.21   $ 1.13
Number of accumulation units outstanding at end of period (000 omitted)               214      234       48
------------------------------------------------------------------------------------------------------------
PUTNAM VT GROWTH AND INCOME FUND - CLASS IB SHARES (3/17/2003)
Accumulation unit value at beginning of period                                     $ 1.48   $ 1.34   $ 1.00
Accumulation unit value at end of period                                           $ 1.54   $ 1.48   $ 1.34
Number of accumulation units outstanding at end of period (000 omitted)                11       11       11
------------------------------------------------------------------------------------------------------------
PUTNAM VT INTERNATIONAL EQUITY FUND - CLASS IB SHARES (3/17/2003)
Accumulation unit value at beginning of period                                     $ 1.60   $ 1.39   $ 1.00
Accumulation unit value at end of period                                           $ 1.78   $ 1.60   $ 1.39
Number of accumulation units outstanding at end of period (000 omitted)                42       42        6
------------------------------------------------------------------------------------------------------------
PUTNAM VT RESEARCH FUND - CLASS IB SHARES (3/17/2003)
Accumulation unit value at beginning of period                                     $ 1.42   $ 1.33   $ 1.00
Accumulation unit value at end of period                                           $ 1.48   $ 1.42   $ 1.33
Number of accumulation units outstanding at end of period (000 omitted)                --       --       --
------------------------------------------------------------------------------------------------------------
PUTNAM VT VISTA FUND - CLASS IB SHARES (3/17/2003)
Accumulation unit value at beginning of period                                     $ 1.61   $ 1.37   $ 1.00
Accumulation unit value at end of period                                           $ 1.79   $ 1.61   $ 1.37
Number of accumulation units outstanding at end of period (000 omitted)                --       --       --
------------------------------------------------------------------------------------------------------------
RIVERSOURCE(SM) VARIABLE PORTFOLIO - CASH MANAGEMENT FUND* (3/17/2003)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - CASH MANAGEMENT FUND)
Accumulation unit value at beginning of period                                     $ 0.99   $ 0.99   $ 1.00
Accumulation unit value at end of period                                           $ 1.01   $ 0.99   $ 0.99
Number of accumulation units outstanding at end of period (000 omitted)                 1        1       --

*  The 7-day simple and compound yields for RiverSource(SM) Variable Portfolio - Cash Management Fund at Dec.
   31, 2005 were 2.60% and 2.64%, respectively.
------------------------------------------------------------------------------------------------------------
RIVERSOURCE(SM) VARIABLE PORTFOLIO - DIVERSIFIED BOND FUND (3/17/2003)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - DIVERSIFIED BOND FUND)
Accumulation unit value at beginning of period                                     $ 1.04   $ 1.01   $ 1.00
Accumulation unit value at end of period                                           $ 1.05   $ 1.04   $ 1.01
Number of accumulation units outstanding at end of period (000 omitted)                65       65        1
------------------------------------------------------------------------------------------------------------
RIVERSOURCE(SM) VARIABLE PORTFOLIO - DIVERSIFIED EQUITY INCOME FUND (3/17/2003)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - DIVERSIFIED EQUITY INCOME FUND)
Accumulation unit value at beginning of period                                     $ 1.78   $ 1.52   $ 1.00
Accumulation unit value at end of period                                           $ 2.00   $ 1.78   $ 1.52
Number of accumulation units outstanding at end of period (000 omitted)                82       82        9
------------------------------------------------------------------------------------------------------------
RIVERSOURCE(SM) VARIABLE PORTFOLIO - GROWTH FUND (3/17/2003)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - GROWTH FUND)
Accumulation unit value at beginning of period                                     $ 1.34   $ 1.25   $ 1.00
Accumulation unit value at end of period                                           $ 1.44   $ 1.34   $ 1.25
Number of accumulation units outstanding at end of period (000 omitted)                --       --       --
------------------------------------------------------------------------------------------------------------
RIVERSOURCE(SM) VARIABLE PORTFOLIO - NEW DIMENSIONS FUND(R)* (3/17/2003)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - NEW DIMENSIONS FUND(R))
Accumulation unit value at beginning of period                                     $ 1.29   $ 1.26   $ 1.00
Accumulation unit value at end of period                                           $ 1.30   $ 1.29   $ 1.26
Number of accumulation units outstanding at end of period (000 omitted)                --       --       --

*  RiverSource(SM) Variable Portfolio - New Dimensions Fund(R) merged into RiverSource(SM) Variable Portfolio
   - Large Cap Equity Fund on March 17, 2006.
------------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------

RIVERSOURCE INNOVATIONS VARIABLE ANNUITY
- ISSUED BY RIVERSOURCE LIFE INSURANCE CO. OF NEW YORK - PROSPECTUS 53

VARIABLE ACCOUNT CHARGES OF 1.00% OF THE DAILY NET ASSETS OF THE VARIABLE ACCOUNT. (CONTINUED)

YEAR ENDED DEC. 31,                                                                  2005     2004     2003
------------------------------------------------------------------------------------------------------------
RIVERSOURCE(SM) VARIABLE PORTFOLIO - S&P 500 INDEX FUND (3/17/2003)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - S&P 500 INDEX FUND)
Accumulation unit value at beginning of period                                     $ 1.45   $ 1.33   $ 1.00
Accumulation unit value at end of period                                           $ 1.50   $ 1.45   $ 1.33
Number of accumulation units outstanding at end of period (000 omitted)                55       56        1
------------------------------------------------------------------------------------------------------------
RIVERSOURCE(SM) VARIABLE PORTFOLIO - SHORT DURATION
U.S. GOVERNMENT FUND (3/17/2003)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - SHORT DURATION U.S. GOVERNMENT FUND)
Accumulation unit value at beginning of period                                     $ 0.99   $ 0.99   $ 1.00
Accumulation unit value at end of period                                           $ 1.00   $ 0.99   $ 0.99
Number of accumulation units outstanding at end of period (000 omitted)                10       14       11
------------------------------------------------------------------------------------------------------------
RIVERSOURCE(SM) VARIABLE PORTFOLIO - SMALL CAP VALUE FUND (3/17/2003)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - PARTNERS SMALL CAP VALUE FUND)
Accumulation unit value at beginning of period                                     $ 1.78   $ 1.50   $ 1.00
Accumulation unit value at end of period                                           $ 1.86   $ 1.78   $ 1.50
Number of accumulation units outstanding at end of period (000 omitted)                 3        3       --
------------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------

54 RIVERSOURCE INNOVATIONS VARIABLE ANNUITY
- ISSUED BY RIVERSOURCE LIFE INSURANCE CO. OF NEW YORK - PROSPECTUS

VARIABLE ACCOUNT CHARGES OF 1.65% OF THE DAILY NET ASSETS OF THE VARIABLE
ACCOUNT.

YEAR ENDED DEC. 31,                                                                  2005     2004     2003
------------------------------------------------------------------------------------------------------------
AIM V.I. BASIC VALUE FUND, SERIES II SHARES (3/17/2003)
Accumulation unit value at beginning of period                                     $ 1.58   $ 1.45   $ 1.00
Accumulation unit value at end of period                                           $ 1.64   $ 1.58   $ 1.45
Number of accumulation units outstanding at end of period (000 omitted)                42       14        9
------------------------------------------------------------------------------------------------------------
AIM V.I. CAPITAL DEVELOPMENT FUND, SERIES II SHARES (3/17/2003)
Accumulation unit value at beginning of period                                     $ 1.59   $ 1.40   $ 1.00
Accumulation unit value at end of period                                           $ 1.71   $ 1.59   $ 1.40
Number of accumulation units outstanding at end of period (000 omitted)                 3        4        4
------------------------------------------------------------------------------------------------------------
AIM V.I. PREMIER EQUITY FUND, SERIES II SHARES* (3/17/2003)
Accumulation unit value at beginning of period                                     $ 1.32   $ 1.28   $ 1.00
Accumulation unit value at end of period                                           $ 1.37   $ 1.32   $ 1.28
Number of accumulation units outstanding at end of period (000 omitted)                --       --       --

*     AIM V.I. Premier Equity Fund, Series II Shares merged into AIM V.I. Core
      Equity Fund, Series II Shares on April 28, 2006
------------------------------------------------------------------------------------------------------------
ALLIANCEBERNSTEIN VPS BALANCED SHARES PORTFOLIO (CLASS B) (3/17/2003)
(PREVIOUSLY ALLIANCEBERNSTEIN VP TOTAL RETURN PORTFOLIO (CLASS B))
Accumulation unit value at beginning of period                                     $ 1.25   $ 1.17   $ 1.00
Accumulation unit value at end of period                                           $ 1.27   $ 1.25   $ 1.17
Number of accumulation units outstanding at end of period (000 omitted)                14       15       --
------------------------------------------------------------------------------------------------------------
ALLIANCEBERNSTEIN VPS GLOBAL TECHNOLOGY PORTFOLIO (CLASS B) (3/17/2003)
Accumulation unit value at beginning of period                                     $ 1.45   $ 1.40   $ 1.00
Accumulation unit value at end of period                                           $ 1.48   $ 1.45   $ 1.40
Number of accumulation units outstanding at end of period (000 omitted)                33       35       30
------------------------------------------------------------------------------------------------------------
ALLIANCEBERNSTEIN VPS GROWTH AND INCOME PORTFOLIO (CLASS B) (3/17/2003)
Accumulation unit value at beginning of period                                     $ 1.49   $ 1.36   $ 1.00
Accumulation unit value at end of period                                           $ 1.53   $ 1.49   $ 1.36
Number of accumulation units outstanding at end of period (000 omitted)               362      364      283
------------------------------------------------------------------------------------------------------------
ALLIANCEBERNSTEIN VPS LARGE CAP GROWTH PORTFOLIO (CLASS B) (3/17/2003)
Accumulation unit value at beginning of period                                     $ 1.36   $ 1.28   $ 1.00
Accumulation unit value at end of period                                           $ 1.54   $ 1.36   $ 1.28
Number of accumulation units outstanding at end of period (000 omitted)                66       68       35
------------------------------------------------------------------------------------------------------------
FIDELITY(R) VIP CONTRAFUND(R) PORTFOLIO SERVICE CLASS 2 (3/17/2003)
Accumulation unit value at beginning of period                                     $ 1.50   $ 1.33   $ 1.00
Accumulation unit value at end of period                                           $ 1.72   $ 1.50   $ 1.33
Number of accumulation units outstanding at end of period (000 omitted)               159      160       26
------------------------------------------------------------------------------------------------------------
FIDELITY(R) VIP GROWTH PORTFOLIO SERVICE CLASS 2 (3/17/2003)
Accumulation unit value at beginning of period                                     $ 1.40   $ 1.38   $ 1.00
Accumulation unit value at end of period                                           $ 1.45   $ 1.40   $ 1.38
Number of accumulation units outstanding at end of period (000 omitted)               133      134       --
------------------------------------------------------------------------------------------------------------
FIDELITY(R) VIP MID CAP PORTFOLIO SERVICE CLASS 2 (3/17/2003)
Accumulation unit value at beginning of period                                     $ 1.81   $ 1.47   $ 1.00
Accumulation unit value at end of period                                           $ 2.10   $ 1.81   $ 1.47
Number of accumulation units outstanding at end of period (000 omitted)               430      446      321
------------------------------------------------------------------------------------------------------------
FIDELITY(R) VIP OVERSEAS PORTFOLIO SERVICE CLASS 2 (3/17/2003)
Accumulation unit value at beginning of period                                     $ 1.74   $ 1.57   $ 1.00
Accumulation unit value at end of period                                           $ 2.04   $ 1.74   $ 1.57
Number of accumulation units outstanding at end of period (000 omitted)                15       17       --
------------------------------------------------------------------------------------------------------------
FTVIPT FRANKLIN REAL ESTATE FUND - CLASS 2 (3/17/2003)
Accumulation unit value at beginning of period                                     $ 1.79   $ 1.38   $ 1.00
Accumulation unit value at end of period                                           $ 2.00   $ 1.79   $ 1.38
Number of accumulation units outstanding at end of period (000 omitted)                22       28       21
------------------------------------------------------------------------------------------------------------
FTVIPT FRANKLIN SMALL CAP VALUE SECURITIES FUND - CLASS 2 (3/17/2003)
Accumulation unit value at beginning of period                                     $ 1.80   $ 1.48   $ 1.00
Accumulation unit value at end of period                                           $ 1.92   $ 1.80   $ 1.48
Number of accumulation units outstanding at end of period (000 omitted)                30       27        8
------------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------

RIVERSOURCE INNOVATIONS VARIABLE ANNUITY
- ISSUED BY RIVERSOURCE LIFE INSURANCE CO. OF NEW YORK - PROSPECTUS 55

VARIABLE ACCOUNT CHARGES OF 1.65% OF THE DAILY NET ASSETS OF THE VARIABLE ACCOUNT. (CONTINUED)

YEAR ENDED DEC. 31,                                                                  2005     2004     2003
------------------------------------------------------------------------------------------------------------
FTVIPT FRANKLIN SMALL-MID CAP GROWTH SECURITIES FUND - CLASS 2 (3/17/2003)
Accumulation unit value at beginning of period                                     $ 1.60   $ 1.46   $ 1.00
Accumulation unit value at end of period                                           $ 1.65   $ 1.60   $ 1.46
Number of accumulation units outstanding at end of period (000 omitted)                93      104       65
------------------------------------------------------------------------------------------------------------
FTVIPT MUTUAL SHARES SECURITIES FUND - CLASS 2 (3/17/2003)
Accumulation unit value at beginning of period                                     $ 1.41   $ 1.27   $ 1.00
Accumulation unit value at end of period                                           $ 1.53   $ 1.41   $ 1.27
Number of accumulation units outstanding at end of period (000 omitted)               308      320       68
------------------------------------------------------------------------------------------------------------
FTVIPT TEMPLETON FOREIGN SECURITIES FUND - CLASS 2 (3/17/2003)
Accumulation unit value at beginning of period                                     $ 1.69   $ 1.45   $ 1.00
Accumulation unit value at end of period                                           $ 1.83   $ 1.69   $ 1.45
Number of accumulation units outstanding at end of period (000 omitted)                51       47        9
------------------------------------------------------------------------------------------------------------
MFS(R) INVESTORS GROWTH STOCK SERIES - SERVICE CLASS (3/17/2003)
Accumulation unit value at beginning of period                                     $ 1.34   $ 1.25   $ 1.00
Accumulation unit value at end of period                                           $ 1.38   $ 1.34   $ 1.25
Number of accumulation units outstanding at end of period (000 omitted)                 4        4        4
------------------------------------------------------------------------------------------------------------
MFS(R) NEW DISCOVERY SERIES - SERVICE CLASS (3/17/2003)
Accumulation unit value at beginning of period                                     $ 1.46   $ 1.40   $ 1.00
Accumulation unit value at end of period                                           $ 1.51   $ 1.46   $ 1.40
Number of accumulation units outstanding at end of period (000 omitted)                --       --       --
------------------------------------------------------------------------------------------------------------
MFS(R) TOTAL RETURN SERIES - SERVICE CLASS (3/17/2003)
Accumulation unit value at beginning of period                                     $ 1.28   $ 1.17   $ 1.00
Accumulation unit value at end of period                                           $ 1.29   $ 1.28   $ 1.17
Number of accumulation units outstanding at end of period (000 omitted)               121      123       80
------------------------------------------------------------------------------------------------------------
MFS(R) UTILITIES SERIES - SERVICE CLASS (3/17/2003)
Accumulation unit value at beginning of period                                     $ 1.70   $ 1.33   $ 1.00
Accumulation unit value at end of period                                           $ 1.94   $ 1.70   $ 1.33
Number of accumulation units outstanding at end of period (000 omitted)                 4        4        1
------------------------------------------------------------------------------------------------------------
OPPENHEIMER CAPITAL APPRECIATION FUND/VA, SERVICE SHARES (3/17/2003)
Accumulation unit value at beginning of period                                     $ 1.42   $ 1.35   $ 1.00
Accumulation unit value at end of period                                           $ 1.47   $ 1.42   $ 1.35
Number of accumulation units outstanding at end of period (000 omitted)               171      173        9
------------------------------------------------------------------------------------------------------------
OPPENHEIMER GLOBAL SECURITIES FUND/VA, SERVICE SHARES (3/17/2003)
Accumulation unit value at beginning of period                                     $ 1.80   $ 1.54   $ 1.00
Accumulation unit value at end of period                                           $ 2.02   $ 1.80   $ 1.54
Number of accumulation units outstanding at end of period (000 omitted)                52       52        1
------------------------------------------------------------------------------------------------------------
OPPENHEIMER HIGH INCOME FUND/VA, SERVICE SHARES (3/17/2003)
Accumulation unit value at beginning of period                                     $ 1.26   $ 1.18   $ 1.00
Accumulation unit value at end of period                                           $ 1.26   $ 1.26   $ 1.18
Number of accumulation units outstanding at end of period (000 omitted)                20       21        1
------------------------------------------------------------------------------------------------------------
OPPENHEIMER MAIN STREET SMALL CAP FUND/VA, SERVICE SHARES (3/17/2003)
Accumulation unit value at beginning of period                                     $ 1.79   $ 1.53   $ 1.00
Accumulation unit value at end of period                                           $ 1.93   $ 1.79   $ 1.53
Number of accumulation units outstanding at end of period (000 omitted)               359      362      268
------------------------------------------------------------------------------------------------------------
OPPENHEIMER STRATEGIC BOND FUND/VA, SERVICE SHARES (3/17/2003)
Accumulation unit value at beginning of period                                     $ 1.20   $ 1.13   $ 1.00
Accumulation unit value at end of period                                           $ 1.21   $ 1.20   $ 1.13
Number of accumulation units outstanding at end of period (000 omitted)               299      307       75
------------------------------------------------------------------------------------------------------------
PUTNAM VT GROWTH AND INCOME FUND - CLASS IB SHARES (3/17/2003)
Accumulation unit value at beginning of period                                     $ 1.46   $ 1.33   $ 1.00
Accumulation unit value at end of period                                           $ 1.51   $ 1.46   $ 1.33
Number of accumulation units outstanding at end of period (000 omitted)                --       --       --
------------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------

56 RIVERSOURCE INNOVATIONS VARIABLE ANNUITY
- ISSUED BY RIVERSOURCE LIFE INSURANCE CO. OF NEW YORK - PROSPECTUS

VARIABLE ACCOUNT CHARGES OF 1.65% OF THE DAILY NET ASSETS OF THE VARIABLE ACCOUNT. (CONTINUED)

YEAR ENDED DEC. 31,                                                                  2005     2004     2003
------------------------------------------------------------------------------------------------------------
PUTNAM VT INTERNATIONAL EQUITY FUND - CLASS IB SHARES (3/17/2003)
Accumulation unit value at beginning of period                                     $ 1.59   $ 1.39   $ 1.00
Accumulation unit value at end of period                                           $ 1.75   $ 1.59   $ 1.39
Number of accumulation units outstanding at end of period (000 omitted)                 8        9       --
------------------------------------------------------------------------------------------------------------
PUTNAM VT RESEARCH FUND - CLASS IB SHARES (3/17/2003)
Accumulation unit value at beginning of period                                     $ 1.40   $ 1.33   $ 1.00
Accumulation unit value at end of period                                           $ 1.45   $ 1.40   $ 1.33
Number of accumulation units outstanding at end of period (000 omitted)                --       --       --
------------------------------------------------------------------------------------------------------------
PUTNAM VT VISTA FUND - CLASS IB SHARES (3/17/2003)
Accumulation unit value at beginning of period                                     $ 1.59   $ 1.36   $ 1.00
Accumulation unit value at end of period                                           $ 1.76   $ 1.59   $ 1.36
Number of accumulation units outstanding at end of period (000 omitted)                 8        8        8
------------------------------------------------------------------------------------------------------------
RIVERSOURCE(SM) VARIABLE PORTFOLIO - CASH MANAGEMENT FUND* (3/17/2003)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - CASH MANAGEMENT FUND)
Accumulation unit value at beginning of period                                     $ 0.98   $ 0.99   $ 1.00
Accumulation unit value at end of period                                           $ 0.99   $ 0.98   $ 0.99
Number of accumulation units outstanding at end of period (000 omitted)               107       97       --

*     The 7-day simple and compound yields for RiverSource(SM) Variable
      Portfolio - Cash Management Fund at Dec. 31, 2005 were 1.94% and 1.96%, respectively.
------------------------------------------------------------------------------------------------------------
RIVERSOURCE(SM) VARIABLE PORTFOLIO - DIVERSIFIED BOND FUND (3/17/2003)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - DIVERSIFIED BOND FUND)
Accumulation unit value at beginning of period                                     $ 1.03   $ 1.00   $ 1.00
Accumulation unit value at end of period                                           $ 1.04   $ 1.03   $ 1.00
Number of accumulation units outstanding at end of period (000 omitted)                28       28       28
------------------------------------------------------------------------------------------------------------
RIVERSOURCE(SM) VARIABLE PORTFOLIO - DIVERSIFIED EQUITY INCOME FUND (3/17/2003)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - DIVERSIFIED EQUITY INCOME FUND)
Accumulation unit value at beginning of period                                     $ 1.76   $ 1.51   $ 1.00
Accumulation unit value at end of period                                           $ 1.97   $ 1.76   $ 1.51
Number of accumulation units outstanding at end of period (000 omitted)                10        9        1
------------------------------------------------------------------------------------------------------------
RIVERSOURCE(SM) VARIABLE PORTFOLIO - GROWTH FUND (3/17/2003)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - GROWTH FUND)
Accumulation unit value at beginning of period                                     $ 1.33   $ 1.24   $ 1.00
Accumulation unit value at end of period                                           $ 1.42   $ 1.33   $ 1.24
Number of accumulation units outstanding at end of period (000 omitted)                --       --       --
------------------------------------------------------------------------------------------------------------
RIVERSOURCE(SM) VARIABLE PORTFOLIO - NEW DIMENSIONS FUND(R)* (3/17/2003)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - NEW DIMENSIONS FUND(R))
Accumulation unit value at beginning of period                                     $ 1.28   $ 1.26   $ 1.00
Accumulation unit value at end of period                                           $ 1.27   $ 1.28   $ 1.26
Number of accumulation units outstanding at end of period (000 omitted)                 2        2        2

*     RiverSource(SM) Variable Portfolio - New Dimensions Fund(R) merged into
      RiverSource(SM) Variable Portfolio - Large Cap Equity Fund on March 17,
      2006.
------------------------------------------------------------------------------------------------------------
RIVERSOURCE(SM) VARIABLE PORTFOLIO - S&P 500 INDEX FUND (3/17/2003)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - S&P 500 INDEX FUND)
Accumulation unit value at beginning of period                                     $ 1.44   $ 1.33   $ 1.00
Accumulation unit value at end of period                                           $ 1.48   $ 1.44   $ 1.33
Number of accumulation units outstanding at end of period (000 omitted)                90       80       29
------------------------------------------------------------------------------------------------------------
RIVERSOURCE(SM) VARIABLE PORTFOLIO - SHORT DURATION
U.S. GOVERNMENT FUND (3/17/2003)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - SHORT DURATION U.S. GOVERNMENT FUND)
Accumulation unit value at beginning of period                                     $ 0.98   $ 0.99   $ 1.00
Accumulation unit value at end of period                                           $ 0.98   $ 0.98   $ 0.99
Number of accumulation units outstanding at end of period (000 omitted)               101       85       --
------------------------------------------------------------------------------------------------------------
RIVERSOURCE(SM) VARIABLE PORTFOLIO - SMALL CAP VALUE FUND (3/17/2003)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - PARTNERS SMALL CAP VALUE FUND)
Accumulation unit value at beginning of period                                     $ 1.76   $ 1.49   $ 1.00
Accumulation unit value at end of period                                           $ 1.83   $ 1.76   $ 1.49
Number of accumulation units outstanding at end of period (000 omitted)                 5        7        3
------------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------

RIVERSOURCE INNOVATIONS VARIABLE ANNUITY
- ISSUED BY RIVERSOURCE LIFE INSURANCE CO. OF NEW YORK - PROSPECTUS 57

TABLE OF CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION

Calculating Annuity Payouts .............................................. p.3
Rating Agencies .......................................................... p.4
Revenues Received During Calendar Year 2005 .............................. p.4
Principal Underwriter .................................................... p.5
Independent Registered Public Accounting Firm ............................ p.5
Condensed Financial Information (Unaudited) .............................. p.6
Financial Statements


------------------------------------------------------------------------------

58 RIVERSOURCE INNOVATIONS VARIABLE ANNUITY
- ISSUED BY RIVERSOURCE LIFE INSURANCE CO. OF NEW YORK - PROSPECTUS

RIVERSOURCE [LOGO] (SM)
      ANNUITIES


RiverSource Life Insurance Co. of New York

20 Madison Ave. Extension
Albany, NY 12203
(800) 504-0469


  RiverSource Distributors, Inc. (Distributor), Member NASD. RiverSource(SM) insurance and annuity products issued by RiverSource Life Insurance Co. of New
                              York, Albany, NY.

    (C) 2007 Ameriprise Financial, Inc. All rights reserved.

45282 G (1/07)

PART B.

                       STATEMENT OF ADDITIONAL INFORMATION
                                       FOR

                         RIVERSOURCE ENDEAVOR SELECT(SM)
                                VARIABLE ANNUITY

                       RIVERSOURCE INNOVATIONS(SM) SELECT
                                VARIABLE ANNUITY

                           RIVERSOURCE INNOVATIONS(SM)
                                VARIABLE ANNUITY

                       RIVERSOURCE(SM) PERSONAL PORTFOLIO
                                VARIABLE ANNUITY
                       (previously AMERICAN CENTURION LIFE
                    ACL PERSONAL PORTFOLIO VARIABLE ANNUITY)

                   RIVERSOURCE(SM) PERSONAL PORTFOLIO PLUS(2)
                                VARIABLE ANNUITY
                       (previously AMERICAN CENTURION LIFE
                ACL PERSONAL PORTFOLIO PLUS(2) VARIABLE ANNUITY)

                             RIVERSOURCE OF NEW YORK
                           VARIABLE ANNUITY ACCOUNT 2
                   (previously ACL VARIABLE ANNUITY ACCOUNT 2)
                                  JAN. 2, 2007

RiverSource of New York Variable Annuity Account 2 is a separate account of RiverSource Life Insurance Co. of New York (RiverSource Life of NY).

This Statement of Additional Information (SAI) is not a prospectus. It should be read together with the prospectus dated the same date as this SAI, which may be obtained from your investment professional, or by writing or calling us at the address and telephone number below. This SAI contains financial information for all the subaccounts of the RiverSource of New York Variable Annuity Account 2. Not all subaccounts shown will apply to your specific contract.

RiverSource Life Insurance Co. of New York
20 Madison Avenue Extension
P.O. Box 5555
Albany, NY 12205-0555
(800) 504-0469

TABLE OF CONTENTS

Calculating Annuity Payouts                             p. 3
Rating Agencies                                         p. 4
Revenues Received During Calendar Year 2005             p. 4
Principal Underwriter                                   p. 5
Independent Registered Public Accounting Firm           p. 5
Condensed Financial Information (Unaudited)             p. 6
Financial Statements

CORPORATE CONSOLIDATION

On Dec. 31, 2006, American Centurion Life Assurance Company merged into an affiliate company, IDS Life Insurance Company of New York (IDS Life NY). At that time, IDS Life NY changed its name to RiverSource Life Insurance
Co. of New York. This merger helped simplify the overall corporate structure because the two life insurance companies were consolidated into one. This consolidation and renaming does not have any adverse effect on the features or benefits of your contract.

2 - RIVERSOURCE OF NEW YORK VARIABLE ANNUITY ACCOUNT 2

CALCULATING ANNUITY PAYOUTS

VARIABLE ANNUITY PAYOUTS

We do the following calculations separately for each of the subaccounts of the variable account. The separate monthly payouts, added together, make up your total variable annuity payout.

INITIAL PAYOUT: To compute your first monthly payout, we:

-  determine the dollar value of your contract on the valuation date; then
- apply the result to the annuity table contained in the contract or another table at least as favorable.

The annuity table shows the amount of the first monthly payout for each $1,000 of value which depends on factors built into the table, as described below.

ANNUITY UNITS: We then convert the value of your subaccount to annuity units. To compute the number of units credited to you, we divide the first monthly payout by the annuity unit value (see below) on the valuation date. The number of units in your subaccount is fixed. The value of the units fluctuates with the performance of the underlying fund.

SUBSEQUENT PAYOUTS: To compute later payouts, we multiply:

-  the annuity unit value on the valuation date; by
-  the fixed number of annuity units credited to you.

ANNUITY UNIT VALUES: We originally set this value at $1 for each subaccount. To calculate later values we multiply the last annuity value by the product of:

-  the net investment factor; and
-  the neutralizing factor.

The purpose of the neutralizing factor is to offset the effect of the assumed rate built into the annuity table. With an assumed investment rate of 3.5%, the neutralizing factor is 0.999906 for a one day valuation period.

NET INVESTMENT FACTOR: We determine the net investment factor by:

- adding the fund's current net asset value per share, plus the per share amount of any accrued income or capital gain dividends to obtain a current adjusted net asset value per share; then
-  dividing that sum by the previous adjusted net asset value per share; and
- subtracting the percentage factor representing the mortality and expense risk fee and the variable account administrative charge from the result.

Because the net asset value of the fund may fluctuate, the net investment factor may be greater or less than one, and the annuity unit value may increase or decrease. You bear this investment risk in a subaccount.

FIXED ANNUITY PAYOUTS

We guarantee your fixed annuity payout amounts. Once calculated, your payout will remain the same and never change. To calculate your annuity payouts we:

- take the value of your one-year fixed account at the retirement date or the date you selected to begin receiving your annuity payouts; then
- using an annuity table, we apply the value according to the annuity payout plan you select.

The annuity payout table we use will be the one in effect at the time you choose to begin your annuity payouts. The values in the table will be equal to or greater than the table in your contract.

RIVERSOURCE OF NEW YORK VARIABLE ANNUITY ACCOUNT 2 - 3

RATING AGENCIES

We receive ratings from independent rating agencies. These agencies evaluate the financial soundness and claims-paying ability of insurance companies based on a number of different factors. The ratings reflect each agency's estimation of our ability to meet our contractual obligations such as making annuity payouts and paying death benefits and other distributions. As such, the ratings relate to our general account and not to the subaccounts. This information generally does not relate to the management or performance of the subaccounts.

For detailed information on the agency ratings given to RiverSource Life of NY, contact your investment professional. Or view our current ratings by visiting the agency websites directly at:

A.M. Best                                                       www.ambest.com
Fitch                                                     www.fitchratings.com
Moody's                                               www.moodys.com/insurance
Standard & Poor's                                     www.standardandpoors.com

A.M. Best -- Rates insurance companies for their financial strength.
Fitch -- Rates insurance companies for their claims-paying ability.
Moody's -- Rates insurance companies for their financial strength.
Standard & Poor's -- Rates insurance companies for their financial strength.

REVENUES RECEIVED DURING CALENDAR YEAR 2005

The following table shows the unaffiliated funds ranked according to highest to lowest total dollar amounts the funds and their affiliates paid to us and/or our affiliates in 2005. Some of these funds may not be available under your contract or policy. Please see your contract or policy prospectus regarding the investment options available to you.

Fidelity(R) Variable Insurance Products                                        $     8,854,855.66
Franklin(R) Templeton(R) Variable Insurance Products Trust                           6,823,584.36
Liberty Variable Investment Trust / Wanger Advisors Trust                            6,167,159.08
American Century(R) Variable Portfolios, Inc.                                        5,916,210.77
Goldman Sachs Variable Insurance Trust                                               5,908,269.00
AIM Variable Insurance Funds                                                         4,657,038.45
AllianceBernstein Variable Products Series Fund, Inc.                                4,105,185.33
Putnam Variable Trust                                                                2,894,721.89
MFS(R) Variable Insurance Trust(SM)                                                  2,814,229.09
Credit Suisse Trust                                                                  1,948,062.06
Wells Fargo Advantage Variable Trust Funds                                           1,785,045.10
Janus Aspen Series                                                                     973,913.25
Evergreen Variable Annuity Trust                                                       950,086.78
Oppenheimer Variable Account Funds                                                     940,501.39
Third Avenue Variable Series Trust                                                     930,151.06
Royce Capital Fund                                                                     909,404.51
Lazard Retirement Series, Inc.                                                         866,279.90
Van Kampen Life Investment Trust / The Universal Institutional Funds, Inc.             766,423.33
Pioneer Variable Contracts Trust                                                       367,921.93
Calvert Variable Series, Inc.                                                          166,558.14
Dreyfus Investment Portfolios / Dreyfus Variable Investment Fund                        40,580.81
STI Classic Variable Trust                                                              25,316.37
Premier VIT                                                                             20,167.99
Baron Capital Funds Trust                                                                7,180.35
J.P. Morgan Series Trust II                                                              4,344.49

If the revenue received from affiliated funds were included in the table above, payment to us or our affiliates by the RiverSource Variable Portfolio Funds or their affiliates would be at the top of the list.

4 - RIVERSOURCE OF NEW YORK VARIABLE ANNUITY ACCOUNT 2

PRINCIPAL UNDERWRITER

RiverSource Distributors, Inc. (RiverSource Distributors) serves as principal underwriter for the contracts, which it offers on a continuous basis. RiverSource Distributors is registered with the Securities and Exchange Commission under the Securities Exchange Act of 1934 as a broker-dealer and is a member of the National Association of Securities Dealers, Inc. (NASD). RiverSource Distributors is an affiliate of ours. The contracts are offered to the public through certain securities broker-dealers and through entities that may offer the contracts but are exempt from registration that have entered into selling agreements with RiverSource Distributors and whose personnel are legally authorized to sell annuity products. Both RiverSource Distributors and RiverSource Life of NY are ultimately controlled by Ameriprise Financial, Inc. The principal business address of RiverSource Distributors, Inc. is 70100 Ameriprise Financial Center, Minneapolis, MN 55474.

RiverSource Life of NY currently pays RiverSource Distributors, Inc. underwriting commissions for its role as principal underwriter for all variable annuities associated with this variable account. Prior to Jan. 1, 2007, Ameriprise Financial Services, Inc. served as the principal underwriter for the contracts. For the past three years, the aggregate dollar amount of underwriting commissions paid to Ameriprise Financial Services, Inc. for the variable account has been: 2005: $1,203,286; 2004: $1,741,134; and 2003: $1,555,999. Ameriprise
Financial Services, Inc. retained no underwriting commission from the sale of the contracts.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Ernst & Young LLP, independent registered public accounting firm, has audited the financial statements of IDS Life Insurance Company of New York (name subsequently changed to RiverSource Life Insurance Co. of New York) at Dec. 31, 2005 and 2004, and for each of the three years in the period ended Dec. 31, 2005, the financial statements of American Centurion Life Assurance Company at Dec. 31, 2005 and 2004, and for each of the three years in the period ended
Dec. 31, 2005, the supplemental financial statements of IDS Life Insurance Company of New York (name subsequently changed to RiverSource Life Insurance Co. of New York) at Dec. 31, 2005 and 2004 and for each of the three years in the period ended Dec. 31, 2005, and the individual financial statements of the segregated asset subaccounts of ACL Variable Annuity Account 2 (name subsequently changed to RiverSource of New York Variable Annuity Account 2) which includes RiverSource Endeavor Select(SM) Variable Annuity, RiverSource Innovations(SM) Select Variable Annuity, RiverSource Innovations(SM) Variable Annuity, American Centurion Life ACL Personal Portfolio Plus(2) Variable Annuity (name subsequently changed to RiverSource(SM) Personal Portfolio Plus(2) Variable Annuity), and American Centurion Life ACL Personal Portfolio Variable Annuity (name subsequently changed to RiverSource(SM) Personal Portfolio Variable Annuity) at Dec. 31, 2005, and for each of the periods indicated therein, as set forth in their reports. We've included our financial statements in the SAI in reliance upon Ernst & Young LLP's reports given on their authority as experts in accounting and auditing.

RIVERSOURCE OF NEW YORK VARIABLE ANNUITY ACCOUNT 2 - 5

CONDENSED FINANCIAL INFORMATION

(UNAUDITED)

The following tables give per-unit information about the financial history of each subaccount. The date in which operations commenced in each price level is noted in parentheses.

VARIABLE ACCOUNT CHARGES OF 1.00% OF THE DAILY NET ASSETS OF THE VARIABLE
ACCOUNT.

YEAR ENDED DEC. 31,                                                                                     2005     2004     2003
-------------------------------------------------------------------------------------------------------------------------------
AIM V.I. BASIC VALUE FUND, SERIES II SHARES (3/17/2003)
Accumulation unit value at beginning of period                                                         $ 1.60   $ 1.46   $ 1.00
Accumulation unit value at end of period                                                               $ 1.67   $ 1.60   $ 1.46
Number of accumulation units outstanding at end of period (000 omitted)                                     3        3        2

AIM V.I. CAPITAL DEVELOPMENT FUND, SERIES II SHARES (3/17/2003)
Accumulation unit value at beginning of period                                                         $ 1.61   $ 1.41   $ 1.00
Accumulation unit value at end of period                                                               $ 1.74   $ 1.61   $ 1.41
Number of accumulation units outstanding at end of period (000 omitted)                                    --       --       --

AIM V.I. PREMIER EQUITY FUND, SERIES II SHARES* (3/17/2003)
Accumulation unit value at beginning of period                                                         $ 1.34   $ 1.28   $ 1.00
Accumulation unit value at end of period                                                               $ 1.40   $ 1.34   $ 1.28
Number of accumulation units outstanding at end of period (000 omitted)                                    --       --       --

*AIM V.I. PREMIER EQUITY FUND, SERIES II SHARES MERGED INTO AIM V.I. CORE EQUITY FUND, SERIES II SHARES ON APRIL 28, 2006.

ALLIANCEBERNSTEIN VPS GLOBAL TECHNOLOGY PORTFOLIO (CLASS B) (3/17/2003)
Accumulation unit value at beginning of period                                                         $ 1.47   $ 1.41   $ 1.00
Accumulation unit value at end of period                                                               $ 1.51   $ 1.47   $ 1.41
Number of accumulation units outstanding at end of period (000 omitted)                                     8        8        2

ALLIANCEBERNSTEIN VPS GROWTH AND INCOME PORTFOLIO (CLASS B) (3/17/2003)
Accumulation unit value at beginning of period                                                         $ 1.51   $ 1.37   $ 1.00
Accumulation unit value at end of period                                                               $ 1.56   $ 1.51   $ 1.37
Number of accumulation units outstanding at end of period (000 omitted)                                     1        1        1

ALLIANCEBERNSTEIN VPS LARGE CAP GROWTH PORTFOLIO (CLASS B) (3/17/2003)
Accumulation unit value at beginning of period                                                         $ 1.37   $ 1.28   $ 1.00
Accumulation unit value at end of period                                                               $ 1.56   $ 1.37   $ 1.28
Number of accumulation units outstanding at end of period (000 omitted)                                     2        2        2

ALLIANCEBERNSTEIN VPS BALANCED SHARES PORTFOLIO (CLASS B) (3/17/2003)
(PREVIOUSLY ALLIANCEBERNSTEIN VP TOTAL RETURN PORTFOLIO (CLASS B))
Accumulation unit value at beginning of period                                                         $ 1.26   $ 1.17   $ 1.00
Accumulation unit value at end of period                                                               $ 1.30   $ 1.26   $ 1.17
Number of accumulation units outstanding at end of period (000 omitted)                                     2        2        2

FIDELITY(R) VIP CONTRAFUND(R) PORTFOLIO SERVICE CLASS 2 (3/17/2003)
Accumulation unit value at beginning of period                                                         $ 1.52   $ 1.33   $ 1.00
Accumulation unit value at end of period                                                               $ 1.75   $ 1.52   $ 1.33
Number of accumulation units outstanding at end of period (000 omitted)                                   185      198       18

FIDELITY(R) VIP GROWTH PORTFOLIO SERVICE CLASS 2 (3/17/2003)
Accumulation unit value at beginning of period                                                         $ 1.42   $ 1.39   $ 1.00
Accumulation unit value at end of period                                                               $ 1.48   $ 1.42   $ 1.39
Number of accumulation units outstanding at end of period (000 omitted)                                     2        2        2

FIDELITY(R) VIP MID CAP PORTFOLIO SERVICE CLASS 2 (3/17/2003)
Accumulation unit value at beginning of period                                                         $ 1.83   $ 1.48   $ 1.00
Accumulation unit value at end of period                                                               $ 2.14   $ 1.83   $ 1.48
Number of accumulation units outstanding at end of period (000 omitted)                                    71       75        5

FIDELITY(R) VIP OVERSEAS PORTFOLIO SERVICE CLASS 2 (3/17/2003)
Accumulation unit value at beginning of period                                                         $ 1.77   $ 1.57   $ 1.00
Accumulation unit value at end of period                                                               $ 2.08   $ 1.77   $ 1.57
Number of accumulation units outstanding at end of period (000 omitted)                                    71       71        2

FTVIPT FRANKLIN REAL ESTATE FUND - CLASS 2 (3/17/2003)
Accumulation unit value at beginning of period                                                         $ 1.76   $ 1.35   $ 1.00
Accumulation unit value at end of period                                                               $ 1.98   $ 1.76   $ 1.35
Number of accumulation units outstanding at end of period (000 omitted)                                    10       11        8

6 - RIVERSOURCE OF NEW YORK VARIABLE ANNUITY ACCOUNT 2

VARIABLE ACCOUNT CHARGES OF 1.00% OF THE DAILY NET ASSETS OF THE VARIABLE ACCOUNT. (CONTINUED)

YEAR ENDED DEC. 31,                                                                                     2005     2004     2003
-------------------------------------------------------------------------------------------------------------------------------
FTVIPT FRANKLIN SMALL CAP VALUE SECURITIES FUND - CLASS 2 (3/17/2003)
Accumulation unit value at beginning of period                                                         $ 1.82   $ 1.48   $ 1.00
Accumulation unit value at end of period                                                               $ 1.96   $ 1.82   $ 1.48
Number of accumulation units outstanding at end of period (000 omitted)                                     2        2        2

FTVIPT FRANKLIN SMALL-MID CAP GROWTH SECURITIES FUND - CLASS 2 (3/17/2003)
Accumulation unit value at beginning of period                                                         $ 1.62   $ 1.47   $ 1.00
Accumulation unit value at end of period                                                               $ 1.68   $ 1.62   $ 1.47
Number of accumulation units outstanding at end of period (000 omitted)                                    44       44        3

FTVIPT MUTUAL SHARES SECURITIES FUND - CLASS 2 (3/17/2003)
Accumulation unit value at beginning of period                                                         $ 1.42   $ 1.28   $ 1.00
Accumulation unit value at end of period                                                               $ 1.56   $ 1.42   $ 1.28
Number of accumulation units outstanding at end of period (000 omitted)                                   155      163       42

FTVIPT TEMPLETON FOREIGN SECURITIES FUND - CLASS 2 (3/17/2003)
Accumulation unit value at beginning of period                                                         $ 1.68   $ 1.43   $ 1.00
Accumulation unit value at end of period                                                               $ 1.83   $ 1.68   $ 1.43
Number of accumulation units outstanding at end of period (000 omitted)                                     6        7        3

MFS(R) INVESTORS GROWTH STOCK SERIES - SERVICE CLASS (3/17/2003)
Accumulation unit value at beginning of period                                                         $ 1.36   $ 1.26   $ 1.00
Accumulation unit value at end of period                                                               $ 1.40   $ 1.36   $ 1.26
Number of accumulation units outstanding at end of period (000 omitted)                                     8        9        2

MFS(R) NEW DISCOVERY SERIES - SERVICE CLASS (3/17/2003)
Accumulation unit value at beginning of period                                                         $ 1.48   $ 1.41   $ 1.00
Accumulation unit value at end of period                                                               $ 1.54   $ 1.48   $ 1.41
Number of accumulation units outstanding at end of period (000 omitted)                                     1        1       --

MFS(R) TOTAL RETURN SERIES - SERVICE CLASS (3/17/2003)
Accumulation unit value at beginning of period                                                         $ 1.29   $ 1.18   $ 1.00
Accumulation unit value at end of period                                                               $ 1.31   $ 1.29   $ 1.18
Number of accumulation units outstanding at end of period (000 omitted)                                    27       28        2

MFS(R) UTILITIES SERIES - SERVICE CLASS (3/17/2003)
Accumulation unit value at beginning of period                                                         $ 1.72   $ 1.33   $ 1.00
Accumulation unit value at end of period                                                               $ 1.98   $ 1.72   $ 1.33
Number of accumulation units outstanding at end of period (000 omitted)                                    --       --       --

OPPENHEIMER CAPITAL APPRECIATION FUND/VA, SERVICE SHARES (3/17/2003)
Accumulation unit value at beginning of period                                                         $ 1.44   $ 1.36   $ 1.00
Accumulation unit value at end of period                                                               $ 1.49   $ 1.44   $ 1.36
Number of accumulation units outstanding at end of period (000 omitted)                                    69       68        4

OPPENHEIMER GLOBAL SECURITIES FUND/VA, SERVICE SHARES (3/17/2003)
Accumulation unit value at beginning of period                                                         $ 1.82   $ 1.55   $ 1.00
Accumulation unit value at end of period                                                               $ 2.06   $ 1.82   $ 1.55
Number of accumulation units outstanding at end of period (000 omitted)                                     1        1       --

OPPENHEIMER HIGH INCOME FUND/VA, SERVICE SHARES (3/17/2003)
Accumulation unit value at beginning of period                                                         $ 1.27   $ 1.18   $ 1.00
Accumulation unit value at end of period                                                               $ 1.29   $ 1.27   $ 1.18
Number of accumulation units outstanding at end of period (000 omitted)                                    14       15       10

OPPENHEIMER MAIN STREET SMALL CAP FUND/VA, SERVICE SHARES (3/17/2003)
Accumulation unit value at beginning of period                                                         $ 1.81   $ 1.53   $ 1.00
Accumulation unit value at end of period                                                               $ 1.97   $ 1.81   $ 1.53
Number of accumulation units outstanding at end of period (000 omitted)                                    13       13        9

OPPENHEIMER STRATEGIC BOND FUND/VA, SERVICE SHARES (3/17/2003)
Accumulation unit value at beginning of period                                                         $ 1.21   $ 1.13   $ 1.00
Accumulation unit value at end of period                                                               $ 1.23   $ 1.21   $ 1.13
Number of accumulation units outstanding at end of period (000 omitted)                                   214      234       48

PUTNAM VT GROWTH AND INCOME FUND - CLASS IB SHARES (3/17/2003)
Accumulation unit value at beginning of period                                                         $ 1.48   $ 1.34   $ 1.00
Accumulation unit value at end of period                                                               $ 1.54   $ 1.48   $ 1.34
Number of accumulation units outstanding at end of period (000 omitted)                                    11       11       11

RIVERSOURCE OF NEW YORK VARIABLE ANNUITY ACCOUNT 2 - 7

VARIABLE ACCOUNT CHARGES OF 1.00% OF THE DAILY NET ASSETS OF THE VARIABLE ACCOUNT. (CONTINUED)

YEAR ENDED DEC. 31,                                                                                     2005     2004     2003
-------------------------------------------------------------------------------------------------------------------------------
PUTNAM VT INTERNATIONAL EQUITY FUND - CLASS IB SHARES (3/17/2003)
Accumulation unit value at beginning of period                                                         $ 1.60   $ 1.39   $ 1.00
Accumulation unit value at end of period                                                               $ 1.78   $ 1.60   $ 1.39
Number of accumulation units outstanding at end of period (000 omitted)                                    42       42        6

PUTNAM VT RESEARCH FUND - CLASS IB SHARES (3/17/2003)
Accumulation unit value at beginning of period                                                         $ 1.42   $ 1.33   $ 1.00
Accumulation unit value at end of period                                                               $ 1.48   $ 1.42   $ 1.33
Number of accumulation units outstanding at end of period (000 omitted)                                    --       --       --

PUTNAM VT VISTA FUND - CLASS IB SHARES (3/17/2003)
Accumulation unit value at beginning of period                                                         $ 1.61   $ 1.37   $ 1.00
Accumulation unit value at end of period                                                               $ 1.79   $ 1.61   $ 1.37
Number of accumulation units outstanding at end of period (000 omitted)                                    --       --       --

RIVERSOURCE(SM) VARIABLE PORTFOLIO - CASH MANAGEMENT FUND (3/17/2003)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - CASH MANAGEMENT FUND)
Accumulation unit value at beginning of period                                                         $ 0.99   $ 0.99   $ 1.00
Accumulation unit value at end of period                                                               $ 1.01   $ 0.99   $ 0.99
Number of accumulation units outstanding at end of period (000 omitted)                                     1        1       --

RIVERSOURCE(SM) VARIABLE PORTFOLIO - DIVERSIFIED BOND FUND (3/17/2003)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - DIVERSIFIED BOND FUND)
Accumulation unit value at beginning of period                                                         $ 1.04   $ 1.01   $ 1.00
Accumulation unit value at end of period                                                               $ 1.05   $ 1.04   $ 1.01
Number of accumulation units outstanding at end of period (000 omitted)                                    65       65        1

RIVERSOURCE(SM) VARIABLE PORTFOLIO - DIVERSIFIED EQUITY INCOME FUND (3/17/2003)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - DIVERSIFIED EQUITY INCOME FUND)
Accumulation unit value at beginning of period                                                         $ 1.78   $ 1.52   $ 1.00
Accumulation unit value at end of period                                                               $ 2.00   $ 1.78   $ 1.52
Number of accumulation units outstanding at end of period (000 omitted)                                    82       82        9

RIVERSOURCE(SM) VARIABLE PORTFOLIO - GROWTH FUND (3/17/2003)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - GROWTH FUND)
Accumulation unit value at beginning of period                                                         $ 1.34   $ 1.25   $ 1.00
Accumulation unit value at end of period                                                               $ 1.44   $ 1.34   $ 1.25
Number of accumulation units outstanding at end of period (000 omitted)                                    --       --       --

RIVERSOURCE(SM) VARIABLE PORTFOLIO - NEW DIMENSIONS FUND(R)* (3/17/2003)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - NEW DIMENSIONS FUND(R))
Accumulation unit value at beginning of period                                                         $ 1.29   $ 1.26   $ 1.00
Accumulation unit value at end of period                                                               $ 1.30   $ 1.29   $ 1.26
Number of accumulation units outstanding at end of period (000 omitted)                                    --       --       --

*RIVERSOURCE(SM) VARIABLE PORTFOLIO - NEW DIMENSIONS FUND(R) MERGED INTO RIVERSOURCE(SM) VARIABLE PORTFOLIO - LARGE CAP EQUITY
FUND ON MARCH 17, 2006.

RIVERSOURCE(SM) VARIABLE PORTFOLIO - S&P 500 INDEX FUND (3/17/2003)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - S&P 500 INDEX FUND)
Accumulation unit value at beginning of period                                                         $ 1.45   $ 1.33   $ 1.00
Accumulation unit value at end of period                                                               $ 1.50   $ 1.45   $ 1.33
Number of accumulation units outstanding at end of period (000 omitted)                                    55       56        1

RIVERSOURCE(SM) VARIABLE PORTFOLIO - SHORT DURATION U.S. GOVERNMENT FUND (3/17/2003)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - SHORT DURATION U.S. GOVERNMENT FUND)
Accumulation unit value at beginning of period                                                         $ 0.99   $ 0.99   $ 1.00
Accumulation unit value at end of period                                                               $ 1.00   $ 0.99   $ 0.99
Number of accumulation units outstanding at end of period (000 omitted)                                    10       14       11

RIVERSOURCE(SM) VARIABLE PORTFOLIO - SMALL CAP VALUE FUND (3/17/2003)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - PARTNERS SMALL CAP VALUE FUND)
Accumulation unit value at beginning of period                                                         $ 1.78   $ 1.50   $ 1.00
Accumulation unit value at end of period                                                               $ 1.86   $ 1.78   $ 1.50
Number of accumulation units outstanding at end of period (000 omitted)                                     3        3       --

8 - RIVERSOURCE OF NEW YORK VARIABLE ANNUITY ACCOUNT 2

VARIABLE ACCOUNT CHARGES OF 1.10% OF THE DAILY NET ASSETS OF THE VARIABLE
ACCOUNT.

YEAR ENDED DEC. 31,                                                                                     2005     2004     2003
-------------------------------------------------------------------------------------------------------------------------------
AIM V.I. BASIC VALUE FUND, SERIES II SHARES (3/17/2003)
Accumulation unit value at beginning of period                                                         $ 1.59   $ 1.45   $ 1.00
Accumulation unit value at end of period                                                               $ 1.66   $ 1.59   $ 1.45
Number of accumulation units outstanding at end of period (000 omitted)                                    83       55       10

AIM V.I. CAPITAL DEVELOPMENT FUND, SERIES II SHARES (3/17/2003)
Accumulation unit value at beginning of period                                                         $ 1.61   $ 1.41   $ 1.00
Accumulation unit value at end of period                                                               $ 1.74   $ 1.61   $ 1.41
Number of accumulation units outstanding at end of period (000 omitted)                                    34       21        6

AIM V.I. PREMIER EQUITY FUND, SERIES II SHARES* (3/17/2003)
Accumulation unit value at beginning of period                                                         $ 1.34   $ 1.28   $ 1.00
Accumulation unit value at end of period                                                               $ 1.39   $ 1.34   $ 1.28
Number of accumulation units outstanding at end of period (000 omitted)                                     5        4        4

*AIM V.I. PREMIER EQUITY FUND, SERIES II SHARES MERGED INTO AIM V.I. CORE EQUITY FUND, SERIES II SHARES ON APRIL 28, 2006.

ALLIANCEBERNSTEIN VPS GLOBAL TECHNOLOGY PORTFOLIO (CLASS B) (3/17/2003)
Accumulation unit value at beginning of period                                                         $ 1.47   $ 1.41   $ 1.00
Accumulation unit value at end of period                                                               $ 1.50   $ 1.47   $ 1.41
Number of accumulation units outstanding at end of period (000 omitted)                                    87       72       --

ALLIANCEBERNSTEIN VPS GROWTH AND INCOME PORTFOLIO (CLASS B) (3/17/2003)
Accumulation unit value at beginning of period                                                         $ 1.50   $ 1.37   $ 1.00
Accumulation unit value at end of period                                                               $ 1.55   $ 1.50   $ 1.37
Number of accumulation units outstanding at end of period (000 omitted)                                   210      216      147

ALLIANCEBERNSTEIN VPS LARGE CAP GROWTH PORTFOLIO (CLASS B) (3/17/2003)
Accumulation unit value at beginning of period                                                         $ 1.37   $ 1.28   $ 1.00
Accumulation unit value at end of period                                                               $ 1.56   $ 1.37   $ 1.28
Number of accumulation units outstanding at end of period (000 omitted)                                    24       25        6

ALLIANCEBERNSTEIN VPS BALANCED SHARES PORTFOLIO (CLASS B) (3/17/2003)
(PREVIOUSLY ALLIANCEBERNSTEIN VP TOTAL RETURN PORTFOLIO (CLASS B))
Accumulation unit value at beginning of period                                                         $ 1.26   $ 1.17   $ 1.00
Accumulation unit value at end of period                                                               $ 1.29   $ 1.26   $ 1.17
Number of accumulation units outstanding at end of period (000 omitted)                                    50       49       33

FIDELITY(R) VIP CONTRAFUND(R) PORTFOLIO SERVICE CLASS 2 (3/17/2003)
Accumulation unit value at beginning of period                                                         $ 1.52   $ 1.33   $ 1.00
Accumulation unit value at end of period                                                               $ 1.75   $ 1.52   $ 1.33
Number of accumulation units outstanding at end of period (000 omitted)                                 1,247    1,212      331

FIDELITY(R) VIP GROWTH PORTFOLIO SERVICE CLASS 2 (3/17/2003)
Accumulation unit value at beginning of period                                                         $ 1.41   $ 1.39   $ 1.00
Accumulation unit value at end of period                                                               $ 1.47   $ 1.41   $ 1.39
Number of accumulation units outstanding at end of period (000 omitted)                                    85       58        9

FIDELITY(R) VIP MID CAP PORTFOLIO SERVICE CLASS 2 (3/17/2003)
Accumulation unit value at beginning of period                                                         $ 1.82   $ 1.48   $ 1.00
Accumulation unit value at end of period                                                               $ 2.13   $ 1.82   $ 1.48
Number of accumulation units outstanding at end of period (000 omitted)                                   385      393       58

FIDELITY(R) VIP OVERSEAS PORTFOLIO SERVICE CLASS 2 (3/17/2003)
Accumulation unit value at beginning of period                                                         $ 1.76   $ 1.57   $ 1.00
Accumulation unit value at end of period                                                               $ 2.07   $ 1.76   $ 1.57
Number of accumulation units outstanding at end of period (000 omitted)                                    93       96       14

FTVIPT FRANKLIN REAL ESTATE FUND - CLASS 2 (3/17/2003)
Accumulation unit value at beginning of period                                                         $ 1.76   $ 1.35   $ 1.00
Accumulation unit value at end of period                                                               $ 1.98   $ 1.76   $ 1.35
Number of accumulation units outstanding at end of period (000 omitted)                                    54       46       --

FTVIPT FRANKLIN SMALL CAP VALUE SECURITIES FUND - CLASS 2 (3/17/2003)
Accumulation unit value at beginning of period                                                         $ 1.81   $ 1.48   $ 1.00
Accumulation unit value at end of period                                                               $ 1.95   $ 1.81   $ 1.48
Number of accumulation units outstanding at end of period (000 omitted)                                    90       91       25

RIVERSOURCE OF NEW YORK VARIABLE ANNUITY ACCOUNT 2 - 9

VARIABLE ACCOUNT CHARGES OF 1.10% OF THE DAILY NET ASSETS OF THE VARIABLE ACCOUNT. (CONTINUED)

YEAR ENDED DEC. 31,                                                                                     2005     2004     2003
-------------------------------------------------------------------------------------------------------------------------------
FTVIPT FRANKLIN SMALL-MID CAP GROWTH SECURITIES FUND - CLASS 2 (3/17/2003)
Accumulation unit value at beginning of period                                                         $ 1.62   $ 1.47   $ 1.00
Accumulation unit value at end of period                                                               $ 1.68   $ 1.62   $ 1.47
Number of accumulation units outstanding at end of period (000 omitted)                                    68       65       28

FTVIPT MUTUAL SHARES SECURITIES FUND - CLASS 2 (3/17/2003)
Accumulation unit value at beginning of period                                                         $ 1.42   $ 1.28   $ 1.00
Accumulation unit value at end of period                                                               $ 1.56   $ 1.42   $ 1.28
Number of accumulation units outstanding at end of period (000 omitted)                                   644      640      260

FTVIPT TEMPLETON FOREIGN SECURITIES FUND - CLASS 2 (3/17/2003)
Accumulation unit value at beginning of period                                                         $ 1.68   $ 1.43   $ 1.00
Accumulation unit value at end of period                                                               $ 1.83   $ 1.68   $ 1.43
Number of accumulation units outstanding at end of period (000 omitted)                                    74       56        9

MFS(R) INVESTORS GROWTH STOCK SERIES - SERVICE CLASS (3/17/2003)
Accumulation unit value at beginning of period                                                         $ 1.35   $ 1.26   $ 1.00
Accumulation unit value at end of period                                                               $ 1.40   $ 1.35   $ 1.26
Number of accumulation units outstanding at end of period (000 omitted)                                   130      137       55

MFS(R) NEW DISCOVERY SERIES - SERVICE CLASS (3/17/2003)
Accumulation unit value at beginning of period                                                         $ 1.48   $ 1.41   $ 1.00
Accumulation unit value at end of period                                                               $ 1.53   $ 1.48   $ 1.41
Number of accumulation units outstanding at end of period (000 omitted)                                    66       67       20

MFS(R) TOTAL RETURN SERIES - SERVICE CLASS (3/17/2003)
Accumulation unit value at beginning of period                                                         $ 1.29   $ 1.17   $ 1.00
Accumulation unit value at end of period                                                               $ 1.31   $ 1.29   $ 1.17
Number of accumulation units outstanding at end of period (000 omitted)                                   860      841      397

MFS(R) UTILITIES SERIES - SERVICE CLASS (3/17/2003)
Accumulation unit value at beginning of period                                                         $ 1.71   $ 1.33   $ 1.00
Accumulation unit value at end of period                                                               $ 1.97   $ 1.71   $ 1.33
Number of accumulation units outstanding at end of period (000 omitted)                                    40       45       42

OPPENHEIMER CAPITAL APPRECIATION FUND/VA, SERVICE SHARES (3/17/2003)
Accumulation unit value at beginning of period                                                         $ 1.43   $ 1.36   $ 1.00
Accumulation unit value at end of period                                                               $ 1.49   $ 1.43   $ 1.36
Number of accumulation units outstanding at end of period (000 omitted)                                   466      438      125

OPPENHEIMER GLOBAL SECURITIES FUND/VA, SERVICE SHARES (3/17/2003)
Accumulation unit value at beginning of period                                                         $ 1.82   $ 1.55   $ 1.00
Accumulation unit value at end of period                                                               $ 2.05   $ 1.82   $ 1.55
Number of accumulation units outstanding at end of period (000 omitted)                                    94       84       19

OPPENHEIMER HIGH INCOME FUND/VA, SERVICE SHARES (3/17/2003)
Accumulation unit value at beginning of period                                                         $ 1.27   $ 1.18   $ 1.00
Accumulation unit value at end of period                                                               $ 1.28   $ 1.27   $ 1.18
Number of accumulation units outstanding at end of period (000 omitted)                                    70       62        6

OPPENHEIMER MAIN STREET SMALL CAP FUND/VA, SERVICE SHARES (3/17/2003)
Accumulation unit value at beginning of period                                                         $ 1.81   $ 1.53   $ 1.00
Accumulation unit value at end of period                                                               $ 1.96   $ 1.81   $ 1.53
Number of accumulation units outstanding at end of period (000 omitted)                                   349      321       27

OPPENHEIMER STRATEGIC BOND FUND/VA, SERVICE SHARES (3/17/2003)
Accumulation unit value at beginning of period                                                         $ 1.21   $ 1.13   $ 1.00
Accumulation unit value at end of period                                                               $ 1.23   $ 1.21   $ 1.13
Number of accumulation units outstanding at end of period (000 omitted)                                   904      868      200

PUTNAM VT GROWTH AND INCOME FUND - CLASS IB SHARES (3/17/2003)
Accumulation unit value at beginning of period                                                         $ 1.47   $ 1.34   $ 1.00
Accumulation unit value at end of period                                                               $ 1.53   $ 1.47   $ 1.34
Number of accumulation units outstanding at end of period (000 omitted)                                    20       21        2

PUTNAM VT INTERNATIONAL EQUITY FUND - CLASS IB SHARES (3/17/2003)
Accumulation unit value at beginning of period                                                         $ 1.60   $ 1.39   $ 1.00
Accumulation unit value at end of period                                                               $ 1.78   $ 1.60   $ 1.39
Number of accumulation units outstanding at end of period (000 omitted)                                     6        4        1

10 - RIVERSOURCE OF NEW YORK VARIABLE ANNUITY ACCOUNT 2

VARIABLE ACCOUNT CHARGES OF 1.10% OF THE DAILY NET ASSETS OF THE VARIABLE ACCOUNT. (CONTINUED)

YEAR ENDED DEC. 31,                                                                                     2005     2004     2003
-------------------------------------------------------------------------------------------------------------------------------
PUTNAM VT RESEARCH FUND - CLASS IB SHARES (3/17/2003)
Accumulation unit value at beginning of period                                                         $ 1.42   $ 1.33   $ 1.00
Accumulation unit value at end of period                                                               $ 1.47   $ 1.42   $ 1.33
Number of accumulation units outstanding at end of period (000 omitted)                                    --       --       --

PUTNAM VT VISTA FUND - CLASS IB SHARES (3/17/2003)
Accumulation unit value at beginning of period                                                         $ 1.61   $ 1.37   $ 1.00
Accumulation unit value at end of period                                                               $ 1.78   $ 1.61   $ 1.37
Number of accumulation units outstanding at end of period (000 omitted)                                     2        2        1

RIVERSOURCE(SM) VARIABLE PORTFOLIO - CASH MANAGEMENT FUND (3/17/2003)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - CASH MANAGEMENT FUND)
Accumulation unit value at beginning of period                                                         $ 0.99   $ 0.99   $ 1.00
Accumulation unit value at end of period                                                               $ 1.00   $ 0.99   $ 0.99
Number of accumulation units outstanding at end of period (000 omitted)                                    52       54       --

RIVERSOURCE(SM) VARIABLE PORTFOLIO - DIVERSIFIED BOND FUND (3/17/2003)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - DIVERSIFIED BOND FUND)
Accumulation unit value at beginning of period                                                         $ 1.05   $ 1.01   $ 1.00
Accumulation unit value at end of period                                                               $ 1.06   $ 1.05   $ 1.01
Number of accumulation units outstanding at end of period (000 omitted)                                   224      223      160

RIVERSOURCE(SM) VARIABLE PORTFOLIO - DIVERSIFIED EQUITY INCOME FUND (3/17/2003)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - DIVERSIFIED EQUITY INCOME FUND)
Accumulation unit value at beginning of period                                                         $ 1.78   $ 1.52   $ 1.00
Accumulation unit value at end of period                                                               $ 2.00   $ 1.78   $ 1.52
Number of accumulation units outstanding at end of period (000 omitted)                                    61       60        2

RIVERSOURCE(SM) VARIABLE PORTFOLIO - GROWTH FUND (3/17/2003)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - GROWTH FUND)
Accumulation unit value at beginning of period                                                         $ 1.34   $ 1.25   $ 1.00
Accumulation unit value at end of period                                                               $ 1.44   $ 1.34   $ 1.25
Number of accumulation units outstanding at end of period (000 omitted)                                    35       20       --

RIVERSOURCE(SM) VARIABLE PORTFOLIO - NEW DIMENSIONS FUND(R)* (3/17/2003)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - NEW DIMENSIONS FUND(R))
Accumulation unit value at beginning of period                                                         $ 1.29   $ 1.26   $ 1.00
Accumulation unit value at end of period                                                               $ 1.29   $ 1.29   $ 1.26
Number of accumulation units outstanding at end of period (000 omitted)                                    --       --       --

*RIVERSOURCE(SM) VARIABLE PORTFOLIO - NEW DIMENSIONS FUND(R) MERGED INTO RIVERSOURCE(SM) VARIABLE PORTFOLIO - LARGE CAP EQUITY
FUND ON MARCH 17, 2006.

RIVERSOURCE(SM) VARIABLE PORTFOLIO - S&P 500 INDEX FUND (3/17/2003)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - S&P 500 INDEX FUND)
Accumulation unit value at beginning of period                                                         $ 1.45   $ 1.33   $ 1.00
Accumulation unit value at end of period                                                               $ 1.50   $ 1.45   $ 1.33
Number of accumulation units outstanding at end of period (000 omitted)                                   467      506      159

RIVERSOURCE(SM) VARIABLE PORTFOLIO - SHORT DURATION U.S. GOVERNMENT FUND (3/17/2003)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - SHORT DURATION U.S. GOVERNMENT FUND)
Accumulation unit value at beginning of period                                                         $ 0.99   $ 1.00   $ 1.00
Accumulation unit value at end of period                                                               $ 1.00   $ 0.99   $ 1.00
Number of accumulation units outstanding at end of period (000 omitted)                                   378      382      136

RIVERSOURCE(SM) VARIABLE PORTFOLIO - SMALL CAP VALUE FUND (3/17/2003)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - PARTNERS SMALL CAP VALUE FUND)
Accumulation unit value at beginning of period                                                         $ 1.78   $ 1.50   $ 1.00
Accumulation unit value at end of period                                                               $ 1.86   $ 1.78   $ 1.50
Number of accumulation units outstanding at end of period (000 omitted)                                     5        2       --

RIVERSOURCE OF NEW YORK VARIABLE ANNUITY ACCOUNT 2 - 11

VARIABLE ACCOUNT CHARGES OF 1.15% OF THE DAILY NET ASSETS OF THE VARIABLE
ACCOUNT.

YEAR ENDED DEC. 31,                                                                                     2005     2004
----------------------------------------------------------------------------------------------------------------------
AIM V.I. BASIC VALUE FUND, SERIES II SHARES (11/15/2004)
Accumulation unit value at beginning of period                                                         $ 1.03   $ 1.00
Accumulation unit value at end of period                                                               $ 1.07   $ 1.03
Number of accumulation units outstanding at end of period (000 omitted)                                    76        6

AIM V.I. CAPITAL DEVELOPMENT FUND, SERIES II SHARES (11/15/2004)
Accumulation unit value at beginning of period                                                         $ 1.05   $ 1.00
Accumulation unit value at end of period                                                               $ 1.13   $ 1.05
Number of accumulation units outstanding at end of period (000 omitted)                                    --       --

AIM V.I. MID CAP CORE EQUITY FUND, SERIES II SHARES (11/15/2004)
Accumulation unit value at beginning of period                                                         $ 1.03   $ 1.00
Accumulation unit value at end of period                                                               $ 1.09   $ 1.03
Number of accumulation units outstanding at end of period (000 omitted)                                    18        2

ALLIANCEBERNSTEIN VPS GROWTH AND INCOME PORTFOLIO (CLASS B) (11/15/2004)
Accumulation unit value at beginning of period                                                         $ 1.03   $ 1.00
Accumulation unit value at end of period                                                               $ 1.07   $ 1.03
Number of accumulation units outstanding at end of period (000 omitted)                                    --       --

ALLIANCEBERNSTEIN VPS INTERNATIONAL VALUE PORTFOLIO (CLASS B) (11/15/2004)
Accumulation unit value at beginning of period                                                         $ 1.05   $ 1.00
Accumulation unit value at end of period                                                               $ 1.22   $ 1.05
Number of accumulation units outstanding at end of period (000 omitted)                                   126        3

ALLIANCEBERNSTEIN VPS BALANCED SHARES PORTFOLIO (CLASS B) (11/15/2004)
(PREVIOUSLY ALLIANCEBERNSTEIN VP TOTAL RETURN PORTFOLIO (CLASS B))
Accumulation unit value at beginning of period                                                         $ 1.02   $ 1.00
Accumulation unit value at end of period                                                               $ 1.05   $ 1.02
Number of accumulation units outstanding at end of period (000 omitted)                                    15       --

AMERICAN CENTURY VP INFLATION PROTECTION, CLASS II (11/15/2004)
Accumulation unit value at beginning of period                                                         $ 1.01   $ 1.00
Accumulation unit value at end of period                                                               $ 1.01   $ 1.01
Number of accumulation units outstanding at end of period (000 omitted)                                   241        7

AMERICAN CENTURY VP INTERNATIONAL, CLASS II (11/15/2004)
Accumulation unit value at beginning of period                                                         $ 1.06   $ 1.00
Accumulation unit value at end of period                                                               $ 1.18   $ 1.06
Number of accumulation units outstanding at end of period (000 omitted)                                    --       --

AMERICAN CENTURY VP ULTRA(R), CLASS II (11/15/2004)
Accumulation unit value at beginning of period                                                         $ 1.03   $ 1.00
Accumulation unit value at end of period                                                               $ 1.04   $ 1.03
Number of accumulation units outstanding at end of period (000 omitted)                                   191        5

AMERICAN CENTURY VP VALUE, CLASS II (11/15/2004)
Accumulation unit value at beginning of period                                                         $ 1.04   $ 1.00
Accumulation unit value at end of period                                                               $ 1.07   $ 1.04
Number of accumulation units outstanding at end of period (000 omitted)                                     3       --

COLUMBIA SMALL CAP VALUE FUND, VARIABLE SERIES, CLASS B (11/15/2004)
(PREVIOUSLY COLONIAL SMALL CAP VALUE FUND, VARIABLE SERIES, CLASS B)
Accumulation unit value at beginning of period                                                         $ 1.06   $ 1.00
Accumulation unit value at end of period                                                               $ 1.10   $ 1.06
Number of accumulation units outstanding at end of period (000 omitted)                                    --       --

COLUMBIA HIGH YIELD FUND, VARIABLE SERIES, CLASS B* (11/15/2004)
Accumulation unit value at beginning of period                                                         $ 1.00   $ 1.00
Accumulation unit value at end of period                                                               $ 1.01   $ 1.00
Number of accumulation units outstanding at end of period (000 omitted)                                    63        3

*COLUMBIA HIGH YIELD FUND, VARIABLE SERIES, CLASS B MERGED INTO NATIONS HIGH YIELD BOND PORTFOLIO ON APRIL 28, 2006.
ON MAY 1, 2006, NATIONS HIGH YIELD BOND PORTFOLIO CHANGED ITS NAME TO COLUMBIA HIGH YIELD FUND, VARIABLE SERIES,
CLASS B.

12 - RIVERSOURCE OF NEW YORK VARIABLE ANNUITY ACCOUNT 2

VARIABLE ACCOUNT CHARGES OF 1.15% OF THE DAILY NET ASSETS OF THE VARIABLE ACCOUNT. (CONTINUED)

YEAR ENDED DEC. 31,                                                                                     2005     2004
----------------------------------------------------------------------------------------------------------------------
DREYFUS INVESTMENT PORTFOLIOS MIDCAP STOCK PORTFOLIO, SERVICE SHARES (11/15/2004)
Accumulation unit value at beginning of period                                                         $ 1.04   $ 1.00
Accumulation unit value at end of period                                                               $ 1.12   $ 1.04
Number of accumulation units outstanding at end of period (000 omitted)                                     9       --

DREYFUS INVESTMENT PORTFOLIOS TECHNOLOGY GROWTH PORTFOLIO, SERVICE SHARES (11/15/2004)
Accumulation unit value at beginning of period                                                         $ 1.02   $ 1.00
Accumulation unit value at end of period                                                               $ 1.05   $ 1.02
Number of accumulation units outstanding at end of period (000 omitted)                                    46        1

DREYFUS VARIABLE INVESTMENT FUND APPRECIATION PORTFOLIO, SERVICE SHARES (11/15/2004)
Accumulation unit value at beginning of period                                                         $ 1.02   $ 1.00
Accumulation unit value at end of period                                                               $ 1.05   $ 1.02
Number of accumulation units outstanding at end of period (000 omitted)                                    --       --

DREYFUS VARIABLE INVESTMENT FUND INTERNATIONAL VALUE PORTFOLIO, SERVICE SHARES (11/15/2004)
Accumulation unit value at beginning of period                                                         $ 1.05   $ 1.00
Accumulation unit value at end of period                                                               $ 1.16   $ 1.05
Number of accumulation units outstanding at end of period (000 omitted)                                    --       --

FIDELITY(R) VIP CONTRAFUND(R) PORTFOLIO SERVICE CLASS 2 (11/15/2004)
Accumulation unit value at beginning of period                                                         $ 1.03   $ 1.00
Accumulation unit value at end of period                                                               $ 1.19   $ 1.03
Number of accumulation units outstanding at end of period (000 omitted)                                   496        6

FIDELITY(R) VIP GROWTH PORTFOLIO SERVICE CLASS 2 (11/15/2004)
Accumulation unit value at beginning of period                                                         $ 1.02   $ 1.00
Accumulation unit value at end of period                                                               $ 1.06   $ 1.02
Number of accumulation units outstanding at end of period (000 omitted)                                     3       --

FIDELITY(R) VIP INVESTMENT GRADE BOND PORTFOLIO SERVICE CLASS 2 (11/15/2004)
Accumulation unit value at beginning of period                                                         $ 1.00   $ 1.00
Accumulation unit value at end of period                                                               $ 1.01   $ 1.00
Number of accumulation units outstanding at end of period (000 omitted)                                   206        3

FIDELITY(R) VIP MID CAP PORTFOLIO SERVICE CLASS 2 (11/15/2004)
Accumulation unit value at beginning of period                                                         $ 1.05   $ 1.00
Accumulation unit value at end of period                                                               $ 1.23   $ 1.05
Number of accumulation units outstanding at end of period (000 omitted)                                    43       --

FIDELITY(R) VIP OVERSEAS PORTFOLIO SERVICE CLASS 2 (11/15/2004)
Accumulation unit value at beginning of period                                                         $ 1.05   $ 1.00
Accumulation unit value at end of period                                                               $ 1.23   $ 1.05
Number of accumulation units outstanding at end of period (000 omitted)                                    33        3

FTVIPT FRANKLIN INCOME SECURITIES FUND - CLASS 2 (11/15/2004)
Accumulation unit value at beginning of period                                                         $ 1.03   $ 1.00
Accumulation unit value at end of period                                                               $ 1.04   $ 1.03
Number of accumulation units outstanding at end of period (000 omitted)                                    --       --

FTVIPT FRANKLIN RISING DIVIDENDS SECURITIES FUND - CLASS 2 (11/15/2004)
Accumulation unit value at beginning of period                                                         $ 1.03   $ 1.00
Accumulation unit value at end of period                                                               $ 1.05   $ 1.03
Number of accumulation units outstanding at end of period (000 omitted)                                     3       --

FTVIPT FRANKLIN SMALL-MID CAP GROWTH SECURITIES FUND - CLASS 2 (11/15/2004)
Accumulation unit value at beginning of period                                                         $ 1.03   $ 1.00
Accumulation unit value at end of period                                                               $ 1.06   $ 1.03
Number of accumulation units outstanding at end of period (000 omitted)                                     8       --

FTVIPT MUTUAL SHARES SECURITIES FUND - CLASS 2 (11/15/2004)
Accumulation unit value at beginning of period                                                         $ 1.04   $ 1.00
Accumulation unit value at end of period                                                               $ 1.14   $ 1.04
Number of accumulation units outstanding at end of period (000 omitted)                                    --       --

FTVIPT TEMPLETON GLOBAL INCOME SECURITIES FUND - CLASS 2 (11/15/2004)
Accumulation unit value at beginning of period                                                         $ 1.05   $ 1.00
Accumulation unit value at end of period                                                               $ 1.00   $ 1.05
Number of accumulation units outstanding at end of period (000 omitted)                                    82        2

RIVERSOURCE OF NEW YORK VARIABLE ANNUITY ACCOUNT 2 - 13

VARIABLE ACCOUNT CHARGES OF 1.15% OF THE DAILY NET ASSETS OF THE VARIABLE ACCOUNT. (CONTINUED)

YEAR ENDED DEC. 31,                                                                                     2005     2004
----------------------------------------------------------------------------------------------------------------------
FTVIPT TEMPLETON GROWTH SECURITIES FUND - CLASS 2 (11/15/2004)
Accumulation unit value at beginning of period                                                         $ 1.04   $ 1.00
Accumulation unit value at end of period                                                               $ 1.12   $ 1.04
Number of accumulation units outstanding at end of period (000 omitted)                                    --       --

GOLDMAN SACHS VIT MID CAP VALUE FUND (11/15/2004)
Accumulation unit value at beginning of period                                                         $ 1.05   $ 1.00
Accumulation unit value at end of period                                                               $ 1.17   $ 1.05
Number of accumulation units outstanding at end of period (000 omitted)                                   105        3

MFS(R) INVESTORS GROWTH STOCK SERIES - SERVICE CLASS (11/15/2004)
Accumulation unit value at beginning of period                                                         $ 1.03   $ 1.00
Accumulation unit value at end of period                                                               $ 1.07   $ 1.03
Number of accumulation units outstanding at end of period (000 omitted)                                    --       --

MFS(R) NEW DISCOVERY SERIES - SERVICE CLASS (11/15/2004)
Accumulation unit value at beginning of period                                                         $ 1.04   $ 1.00
Accumulation unit value at end of period                                                               $ 1.08   $ 1.04
Number of accumulation units outstanding at end of period (000 omitted)                                    --       --

MFS(R) TOTAL RETURN SERIES - SERVICE CLASS (11/15/2004)
Accumulation unit value at beginning of period                                                         $ 1.02   $ 1.00
Accumulation unit value at end of period                                                               $ 1.04   $ 1.02
Number of accumulation units outstanding at end of period (000 omitted)                                     5       --

MFS(R) UTILITIES SERIES - SERVICE CLASS (11/15/2004)
Accumulation unit value at beginning of period                                                         $ 1.06   $ 1.00
Accumulation unit value at end of period                                                               $ 1.22   $ 1.06
Number of accumulation units outstanding at end of period (000 omitted)                                    --       --

OPPENHEIMER CAPITAL APPRECIATION FUND/VA, SERVICE SHARES (11/15/2004)
Accumulation unit value at beginning of period                                                         $ 1.02   $ 1.00
Accumulation unit value at end of period                                                               $ 1.06   $ 1.02
Number of accumulation units outstanding at end of period (000 omitted)                                   139        4

OPPENHEIMER GLOBAL SECURITIES FUND/VA, SERVICE SHARES (11/15/2004)
Accumulation unit value at beginning of period                                                         $ 1.07   $ 1.00
Accumulation unit value at end of period                                                               $ 1.21   $ 1.07
Number of accumulation units outstanding at end of period (000 omitted)                                    --       --

OPPENHEIMER MAIN STREET SMALL CAP FUND/VA, SERVICE SHARES (11/15/2004)
Accumulation unit value at beginning of period                                                         $ 1.05   $ 1.00
Accumulation unit value at end of period                                                               $ 1.13   $ 1.05
Number of accumulation units outstanding at end of period (000 omitted)                                    62       --

OPPENHEIMER STRATEGIC BOND FUND/VA, SERVICE SHARES (11/15/2004)
Accumulation unit value at beginning of period                                                         $ 1.02   $ 1.00
Accumulation unit value at end of period                                                               $ 1.03   $ 1.02
Number of accumulation units outstanding at end of period (000 omitted)                                   265        5

PUTNAM VT HEALTH SCIENCES FUND - CLASS IB SHARES (11/15/2004)
Accumulation unit value at beginning of period                                                         $ 1.04   $ 1.00
Accumulation unit value at end of period                                                               $ 1.16   $ 1.04
Number of accumulation units outstanding at end of period (000 omitted)                                     2       --

PUTNAM VT INTERNATIONAL EQUITY FUND - CLASS IB SHARES (11/15/2004)
Accumulation unit value at beginning of period                                                         $ 1.06   $ 1.00
Accumulation unit value at end of period                                                               $ 1.17   $ 1.06
Number of accumulation units outstanding at end of period (000 omitted)                                    --       --

PUTNAM VT SMALL CAP VALUE FUND - CLASS IB SHARES (11/15/2004)
Accumulation unit value at beginning of period                                                         $ 1.05   $ 1.00
Accumulation unit value at end of period                                                               $ 1.12   $ 1.05
Number of accumulation units outstanding at end of period (000 omitted)                                     2       --

PUTNAM VT VISTA FUND - CLASS IB SHARES (11/15/2004)
Accumulation unit value at beginning of period                                                         $ 1.06   $ 1.00
Accumulation unit value at end of period                                                               $ 1.17   $ 1.06
Number of accumulation units outstanding at end of period (000 omitted)                                    --       --

14 - RIVERSOURCE OF NEW YORK VARIABLE ANNUITY ACCOUNT 2

VARIABLE ACCOUNT CHARGES OF 1.15% OF THE DAILY NET ASSETS OF THE VARIABLE ACCOUNT. (CONTINUED)

YEAR ENDED DEC. 31,                                                                                     2005     2004
----------------------------------------------------------------------------------------------------------------------
RIVERSOURCE(SM) VARIABLE PORTFOLIO - CASH MANAGEMENT FUND (11/15/2004)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - CASH MANAGEMENT FUND)
Accumulation unit value at beginning of period                                                         $ 1.00   $ 1.00
Accumulation unit value at end of period                                                               $ 1.01   $ 1.00
Number of accumulation units outstanding at end of period (000 omitted)                                   105       --

RIVERSOURCE(SM) VARIABLE PORTFOLIO - DIVERSIFIED BOND FUND (11/15/2004)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - DIVERSIFIED BOND FUND)
Accumulation unit value at beginning of period                                                         $ 1.00   $ 1.00
Accumulation unit value at end of period                                                               $ 1.01   $ 1.00
Number of accumulation units outstanding at end of period (000 omitted)                                    10       --

RIVERSOURCE(SM) VARIABLE PORTFOLIO - DIVERSIFIED EQUITY INCOME FUND (11/15/2004)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - DIVERSIFIED EQUITY INCOME FUND)
Accumulation unit value at beginning of period                                                         $ 1.05   $ 1.00
Accumulation unit value at end of period                                                               $ 1.18   $ 1.05
Number of accumulation units outstanding at end of period (000 omitted)                                   198       --

RIVERSOURCE(SM) VARIABLE PORTFOLIO - EMERGING MARKETS FUND (11/15/2004)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - THREADNEEDLE EMERGING MARKETS FUND)
Accumulation unit value at beginning of period                                                         $ 1.08   $ 1.00
Accumulation unit value at end of period                                                               $ 1.43   $ 1.08
Number of accumulation units outstanding at end of period (000 omitted)                                    79        2

RIVERSOURCE(SM) VARIABLE PORTFOLIO - GROWTH FUND (11/15/2004)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - GROWTH FUND)
Accumulation unit value at beginning of period                                                         $ 1.03   $ 1.00
Accumulation unit value at end of period                                                               $ 1.11   $ 1.03
Number of accumulation units outstanding at end of period (000 omitted)                                    --       --

RIVERSOURCE(SM) VARIABLE PORTFOLIO - HIGH YIELD BOND FUND (11/15/2004)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - HIGH YIELD BOND FUND)
Accumulation unit value at beginning of period                                                         $ 1.01   $ 1.00
Accumulation unit value at end of period                                                               $ 1.04   $ 1.01
Number of accumulation units outstanding at end of period (000 omitted)                                    35       --

RIVERSOURCE(SM) VARIABLE PORTFOLIO - INCOME OPPORTUNITIES FUND (11/15/2004)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - INCOME OPPORTUNITIES FUND)
Accumulation unit value at beginning of period                                                         $ 1.01   $ 1.00
Accumulation unit value at end of period                                                               $ 1.03   $ 1.01
Number of accumulation units outstanding at end of period (000 omitted)                                    --       --

RIVERSOURCE(SM) VARIABLE PORTFOLIO - INTERNATIONAL OPPORTUNITY FUND (11/15/2004)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - THREADNEEDLE INTERNATIONAL FUND)
Accumulation unit value at beginning of period                                                         $ 1.06   $ 1.00
Accumulation unit value at end of period                                                               $ 1.19   $ 1.06
Number of accumulation units outstanding at end of period (000 omitted)                                    --       --

RIVERSOURCE(SM) VARIABLE PORTFOLIO - LARGE CAP EQUITY FUND* (11/15/2004)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - LARGE CAP EQUITY FUND)
Accumulation unit value at beginning of period                                                         $ 1.03   $ 1.00
Accumulation unit value at end of period                                                               $ 1.08   $ 1.03
Number of accumulation units outstanding at end of period (000 omitted)                                    87        9

*RIVERSOURCE(SM) VARIABLE PORTFOLIO - NEW DIMENSIONS FUND(R) MERGED INTO RIVERSOURCE(SM) VARIABLE PORTFOLIO - LARGE CAP
EQUITY FUND ON MARCH 17, 2006.

RIVERSOURCE(SM) VARIABLE PORTFOLIO - LARGE CAP VALUE FUND (11/15/2004)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - LARGE CAP VALUE FUND)
Accumulation unit value at beginning of period                                                         $ 1.03   $ 1.00
Accumulation unit value at end of period                                                               $ 1.07   $ 1.03
Number of accumulation units outstanding at end of period (000 omitted)                                    --       --

RIVERSOURCE(SM) VARIABLE PORTFOLIO - MID CAP GROWTH FUND (11/15/2004)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - EQUITY SELECT FUND)
Accumulation unit value at beginning of period                                                         $ 1.04   $ 1.00
Accumulation unit value at end of period                                                               $ 1.13   $ 1.04
Number of accumulation units outstanding at end of period (000 omitted)                                    --       --

RIVERSOURCE OF NEW YORK VARIABLE ANNUITY ACCOUNT 2 - 15

VARIABLE ACCOUNT CHARGES OF 1.15% OF THE DAILY NET ASSETS OF THE VARIABLE ACCOUNT. (CONTINUED)

YEAR ENDED DEC. 31,                                                                                     2005     2004
----------------------------------------------------------------------------------------------------------------------
RIVERSOURCE(SM) VARIABLE PORTFOLIO - NEW DIMENSIONS FUND(R)* (11/15/2004)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - NEW DIMENSIONS FUND(R))
Accumulation unit value at beginning of period                                                         $ 1.01   $ 1.00
Accumulation unit value at end of period                                                               $ 1.02   $ 1.01
Number of accumulation units outstanding at end of period (000 omitted)                                    --       --

*RIVERSOURCE(SM) VARIABLE PORTFOLIO - NEW DIMENSIONS FUND(R) MERGED INTO RIVERSOURCE(SM) VARIABLE PORTFOLIO - LARGE
CAP EQUITY FUND ON MARCH 17, 2006.

RIVERSOURCE(SM) VARIABLE PORTFOLIO - S&P 500 INDEX FUND (11/15/2004)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - S&P 500 INDEX FUND)
Accumulation unit value at beginning of period                                                         $ 1.02   $ 1.00
Accumulation unit value at end of period                                                               $ 1.06   $ 1.02
Number of accumulation units outstanding at end of period (000 omitted)                                    --       --

RIVERSOURCE(SM) VARIABLE PORTFOLIO - SELECT VALUE FUND (11/15/2004)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - PARTNERS SELECT VALUE FUND)
Accumulation unit value at beginning of period                                                         $ 1.04   $ 1.00
Accumulation unit value at end of period                                                               $ 1.04   $ 1.04
Number of accumulation units outstanding at end of period (000 omitted)                                    --       --

RIVERSOURCE(SM) VARIABLE PORTFOLIO - SHORT DURATION U.S. GOVERNMENT FUND (11/15/2004)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - SHORT DURATION U.S. GOVERNMENT FUND)
Accumulation unit value at beginning of period                                                         $ 1.00   $ 1.00
Accumulation unit value at end of period                                                               $ 1.01   $ 1.00
Number of accumulation units outstanding at end of period (000 omitted)                                    25       --

RIVERSOURCE(SM) VARIABLE PORTFOLIO - SMALL CAP VALUE FUND (11/15/2004)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - PARTNERS SMALL CAP VALUE FUND)
Accumulation unit value at beginning of period                                                         $ 1.05   $ 1.00
Accumulation unit value at end of period                                                               $ 1.10   $ 1.05
Number of accumulation units outstanding at end of period (000 omitted)                                   149        5

VAN KAMPEN LIFE INVESTMENT TRUST COMSTOCK PORTFOLIO CLASS II SHARES (11/15/2004)
Accumulation unit value at beginning of period                                                         $ 1.03   $ 1.00
Accumulation unit value at end of period                                                               $ 1.06   $ 1.03
Number of accumulation units outstanding at end of period (000 omitted)                                   343        8

VAN KAMPEN UIF U.S. REAL ESTATE PORTFOLIO CLASS II SHARES (11/15/2004)
Accumulation unit value at beginning of period                                                         $ 1.05   $ 1.00
Accumulation unit value at end of period                                                               $ 1.22   $ 1.05
Number of accumulation units outstanding at end of period (000 omitted)                                    20       --

WANGER INTERNATIONAL SMALL CAP (11/15/2004)
Accumulation unit value at beginning of period                                                         $ 1.09   $ 1.00
Accumulation unit value at end of period                                                               $ 1.30   $ 1.09
Number of accumulation units outstanding at end of period (000 omitted)                                   115        4

WANGER U.S. SMALLER COMPANIES (11/15/2004)
Accumulation unit value at beginning of period                                                         $ 1.04   $ 1.00
Accumulation unit value at end of period                                                               $ 1.14   $ 1.04
Number of accumulation units outstanding at end of period (000 omitted)                                    82        2

16 - RIVERSOURCE OF NEW YORK VARIABLE ANNUITY ACCOUNT 2

VARIABLE ACCOUNT CHARGES OF 1.25% OF THE DAILY NET ASSETS OF THE VARIABLE
ACCOUNT.

YEAR ENDED DEC. 31,                                                                                     2005     2004     2003
-------------------------------------------------------------------------------------------------------------------------------
AIM V.I. BASIC VALUE FUND, SERIES II SHARES (3/17/2003)
Accumulation unit value at beginning of period                                                         $ 1.59   $ 1.45   $ 1.00
Accumulation unit value at end of period                                                               $ 1.66   $ 1.59   $ 1.45
Number of accumulation units outstanding at end of period (000 omitted)                                     1       36       --

AIM V.I. CAPITAL DEVELOPMENT FUND, SERIES II SHARES (3/17/2003)
Accumulation unit value at beginning of period                                                         $ 1.60   $ 1.41   $ 1.00
Accumulation unit value at end of period                                                               $ 1.73   $ 1.60   $ 1.41
Number of accumulation units outstanding at end of period (000 omitted)                                    --       27       --

AIM V.I. PREMIER EQUITY FUND, SERIES II SHARES* (3/17/2003)
Accumulation unit value at beginning of period                                                         $ 1.33   $ 1.28   $ 1.00
Accumulation unit value at end of period                                                               $ 1.39   $ 1.33   $ 1.28
Number of accumulation units outstanding at end of period (000 omitted)                                    --       --       --

*AIM V.I. PREMIER EQUITY FUND, SERIES II SHARES MERGED INTO AIM V.I. CORE EQUITY FUND, SERIES II SHARES ON APRIL 28, 2006.

ALLIANCEBERNSTEIN VPS GLOBAL TECHNOLOGY PORTFOLIO (CLASS B) (3/17/2003)
Accumulation unit value at beginning of period                                                         $ 1.46   $ 1.41   $ 1.00
Accumulation unit value at end of period                                                               $ 1.50   $ 1.46   $ 1.41
Number of accumulation units outstanding at end of period (000 omitted)                                    --       --       --

ALLIANCEBERNSTEIN VPS GROWTH AND INCOME PORTFOLIO (CLASS B) (3/17/2003)
Accumulation unit value at beginning of period                                                         $ 1.50   $ 1.36   $ 1.00
Accumulation unit value at end of period                                                               $ 1.55   $ 1.50   $ 1.36
Number of accumulation units outstanding at end of period (000 omitted)                                    --       27       --

ALLIANCEBERNSTEIN VPS LARGE CAP GROWTH PORTFOLIO (CLASS B) (3/17/2003)
Accumulation unit value at beginning of period                                                         $ 1.37   $ 1.28   $ 1.00
Accumulation unit value at end of period                                                               $ 1.55   $ 1.37   $ 1.28
Number of accumulation units outstanding at end of period (000 omitted)                                    --       --       --

ALLIANCEBERNSTEIN VPS BALANCED SHARES PORTFOLIO (CLASS B) (3/17/2003)
(PREVIOUSLY ALLIANCEBERNSTEIN VP TOTAL RETURN PORTFOLIO (CLASS B))
Accumulation unit value at beginning of period                                                         $ 1.26   $ 1.17   $ 1.00
Accumulation unit value at end of period                                                               $ 1.29   $ 1.26   $ 1.17
Number of accumulation units outstanding at end of period (000 omitted)                                    --       --       --

FIDELITY(R) VIP CONTRAFUND(R) PORTFOLIO SERVICE CLASS 2 (3/17/2003)
Accumulation unit value at beginning of period                                                         $ 1.51   $ 1.33   $ 1.00
Accumulation unit value at end of period                                                               $ 1.74   $ 1.51   $ 1.33
Number of accumulation units outstanding at end of period (000 omitted)                                   311      255       --

FIDELITY(R) VIP GROWTH PORTFOLIO SERVICE CLASS 2 (3/17/2003)
Accumulation unit value at beginning of period                                                         $ 1.41   $ 1.38   $ 1.00
Accumulation unit value at end of period                                                               $ 1.47   $ 1.41   $ 1.38
Number of accumulation units outstanding at end of period (000 omitted)                                    19       19       15

FIDELITY(R) VIP MID CAP PORTFOLIO SERVICE CLASS 2 (3/17/2003)
Accumulation unit value at beginning of period                                                         $ 1.82   $ 1.48   $ 1.00
Accumulation unit value at end of period                                                               $ 2.12   $ 1.82   $ 1.48
Number of accumulation units outstanding at end of period (000 omitted)                                    33       33        3

FIDELITY(R) VIP OVERSEAS PORTFOLIO SERVICE CLASS 2 (3/17/2003)
Accumulation unit value at beginning of period                                                         $ 1.76   $ 1.57   $ 1.00
Accumulation unit value at end of period                                                               $ 2.06   $ 1.76   $ 1.57
Number of accumulation units outstanding at end of period (000 omitted)                                     6        6       --

FTVIPT FRANKLIN REAL ESTATE FUND - CLASS 2 (3/17/2003)
Accumulation unit value at beginning of period                                                         $ 1.76   $ 1.35   $ 1.00
Accumulation unit value at end of period                                                               $ 1.97   $ 1.76   $ 1.35
Number of accumulation units outstanding at end of period (000 omitted)                                     9       10       --

FTVIPT FRANKLIN SMALL CAP VALUE SECURITIES FUND - CLASS 2 (3/17/2003)
Accumulation unit value at beginning of period                                                         $ 1.81   $ 1.48   $ 1.00
Accumulation unit value at end of period                                                               $ 1.94   $ 1.81   $ 1.48
Number of accumulation units outstanding at end of period (000 omitted)                                    --       --       --

RIVERSOURCE OF NEW YORK VARIABLE ANNUITY ACCOUNT 2 - 17

VARIABLE ACCOUNT CHARGES OF 1.25% OF THE DAILY NET ASSETS OF THE VARIABLE ACCOUNT. (CONTINUED)

YEAR ENDED DEC. 31,                                                                                     2005     2004     2003
-------------------------------------------------------------------------------------------------------------------------------
FTVIPT FRANKLIN SMALL-MID CAP GROWTH SECURITIES FUND - CLASS 2 (3/17/2003)
Accumulation unit value at beginning of period                                                         $ 1.62   $ 1.47   $ 1.00
Accumulation unit value at end of period                                                               $ 1.67   $ 1.62   $ 1.47
Number of accumulation units outstanding at end of period (000 omitted)                                    18       19       15

FTVIPT MUTUAL SHARES SECURITIES FUND - CLASS 2 (3/17/2003)
Accumulation unit value at beginning of period                                                         $ 1.42   $ 1.28   $ 1.00
Accumulation unit value at end of period                                                               $ 1.55   $ 1.42   $ 1.28
Number of accumulation units outstanding at end of period (000 omitted)                                   215      142       --

FTVIPT TEMPLETON FOREIGN SECURITIES FUND - CLASS 2 (3/17/2003)
Accumulation unit value at beginning of period                                                         $ 1.67   $ 1.43   $ 1.00
Accumulation unit value at end of period                                                               $ 1.82   $ 1.67   $ 1.43
Number of accumulation units outstanding at end of period (000 omitted)                                     9       10       --

MFS(R) INVESTORS GROWTH STOCK SERIES - SERVICE CLASS (3/17/2003)
Accumulation unit value at beginning of period                                                         $ 1.35   $ 1.26   $ 1.00
Accumulation unit value at end of period                                                               $ 1.39   $ 1.35   $ 1.26
Number of accumulation units outstanding at end of period (000 omitted)                                    20       23       --

MFS(R) NEW DISCOVERY SERIES - SERVICE CLASS (3/17/2003)
Accumulation unit value at beginning of period                                                         $ 1.47   $ 1.40   $ 1.00
Accumulation unit value at end of period                                                               $ 1.53   $ 1.47   $ 1.40
Number of accumulation units outstanding at end of period (000 omitted)                                    15       15       15

MFS(R) TOTAL RETURN SERIES - SERVICE CLASS (3/17/2003)
Accumulation unit value at beginning of period                                                         $ 1.29   $ 1.17   $ 1.00
Accumulation unit value at end of period                                                               $ 1.30   $ 1.29   $ 1.17
Number of accumulation units outstanding at end of period (000 omitted)                                   126      172       20

MFS(R) UTILITIES SERIES - SERVICE CLASS (3/17/2003)
Accumulation unit value at beginning of period                                                         $ 1.71   $ 1.33   $ 1.00
Accumulation unit value at end of period                                                               $ 1.97   $ 1.71   $ 1.33
Number of accumulation units outstanding at end of period (000 omitted)                                    --       --       --

OPPENHEIMER CAPITAL APPRECIATION FUND/VA, SERVICE SHARES (3/17/2003)
Accumulation unit value at beginning of period                                                         $ 1.43   $ 1.36   $ 1.00
Accumulation unit value at end of period                                                               $ 1.48   $ 1.43   $ 1.36
Number of accumulation units outstanding at end of period (000 omitted)                                    22       60       17

OPPENHEIMER GLOBAL SECURITIES FUND/VA, SERVICE SHARES (3/17/2003)
Accumulation unit value at beginning of period                                                         $ 1.81   $ 1.54   $ 1.00
Accumulation unit value at end of period                                                               $ 2.04   $ 1.81   $ 1.54
Number of accumulation units outstanding at end of period (000 omitted)                                     8        8        7

OPPENHEIMER HIGH INCOME FUND/VA, SERVICE SHARES (3/17/2003)
Accumulation unit value at beginning of period                                                         $ 1.27   $ 1.18   $ 1.00
Accumulation unit value at end of period                                                               $ 1.28   $ 1.27   $ 1.18
Number of accumulation units outstanding at end of period (000 omitted)                                    10       10       --

OPPENHEIMER MAIN STREET SMALL CAP FUND/VA, SERVICE SHARES (3/17/2003)
Accumulation unit value at beginning of period                                                         $ 1.80   $ 1.53   $ 1.00
Accumulation unit value at end of period                                                               $ 1.95   $ 1.80   $ 1.53
Number of accumulation units outstanding at end of period (000 omitted)                                    37       53       10

OPPENHEIMER STRATEGIC BOND FUND/VA, SERVICE SHARES (3/17/2003)
Accumulation unit value at beginning of period                                                         $ 1.21   $ 1.13   $ 1.00
Accumulation unit value at end of period                                                               $ 1.22   $ 1.21   $ 1.13
Number of accumulation units outstanding at end of period (000 omitted)                                   444      313       --

PUTNAM VT GROWTH AND INCOME FUND - CLASS IB SHARES (3/17/2003)
Accumulation unit value at beginning of period                                                         $ 1.47   $ 1.34   $ 1.00
Accumulation unit value at end of period                                                               $ 1.53   $ 1.47   $ 1.34
Number of accumulation units outstanding at end of period (000 omitted)                                    22       22       22

PUTNAM VT INTERNATIONAL EQUITY FUND - CLASS IB SHARES (3/17/2003)
Accumulation unit value at beginning of period                                                         $ 1.60   $ 1.39   $ 1.00
Accumulation unit value at end of period                                                               $ 1.77   $ 1.60   $ 1.39
Number of accumulation units outstanding at end of period (000 omitted)                                     3        3        3

18 - RIVERSOURCE OF NEW YORK VARIABLE ANNUITY ACCOUNT 2

VARIABLE ACCOUNT CHARGES OF 1.25% OF THE DAILY NET ASSETS OF THE VARIABLE ACCOUNT. (CONTINUED)

YEAR ENDED DEC. 31,                                                                                     2005     2004     2003
-------------------------------------------------------------------------------------------------------------------------------
PUTNAM VT RESEARCH FUND - CLASS IB SHARES (3/17/2003)
Accumulation unit value at beginning of period                                                         $ 1.41   $ 1.33   $ 1.00
Accumulation unit value at end of period                                                               $ 1.47   $ 1.41   $ 1.33
Number of accumulation units outstanding at end of period (000 omitted)                                    --       --       --

PUTNAM VT VISTA FUND - CLASS IB SHARES (3/17/2003)
Accumulation unit value at beginning of period                                                         $ 1.60   $ 1.37   $ 1.00
Accumulation unit value at end of period                                                               $ 1.78   $ 1.60   $ 1.37
Number of accumulation units outstanding at end of period (000 omitted)                                    --       --       --

RIVERSOURCE(SM) VARIABLE PORTFOLIO - CASH MANAGEMENT FUND (3/17/2003)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - CASH MANAGEMENT FUND)
Accumulation unit value at beginning of period                                                         $ 0.99   $ 0.99   $ 1.00
Accumulation unit value at end of period                                                               $ 1.00   $ 0.99   $ 0.99
Number of accumulation units outstanding at end of period (000 omitted)                                    --       --       --

RIVERSOURCE(SM) VARIABLE PORTFOLIO - DIVERSIFIED BOND FUND (3/17/2003)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - DIVERSIFIED BOND FUND)
Accumulation unit value at beginning of period                                                         $ 1.04   $ 1.01   $ 1.00
Accumulation unit value at end of period                                                               $ 1.05   $ 1.04   $ 1.01
Number of accumulation units outstanding at end of period (000 omitted)                                    63       67       --

RIVERSOURCE(SM) VARIABLE PORTFOLIO - DIVERSIFIED EQUITY INCOME FUND (3/17/2003)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - DIVERSIFIED EQUITY INCOME FUND)
Accumulation unit value at beginning of period                                                         $ 1.77   $ 1.52   $ 1.00
Accumulation unit value at end of period                                                               $ 1.99   $ 1.77   $ 1.52
Number of accumulation units outstanding at end of period (000 omitted)                                     2        2       --

RIVERSOURCE(SM) VARIABLE PORTFOLIO - GROWTH FUND (3/17/2003)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - GROWTH FUND)
Accumulation unit value at beginning of period                                                         $ 1.34   $ 1.25   $ 1.00
Accumulation unit value at end of period                                                               $ 1.43   $ 1.34   $ 1.25
Number of accumulation units outstanding at end of period (000 omitted)                                    --       --       --

RIVERSOURCE(SM) VARIABLE PORTFOLIO - NEW DIMENSIONS FUND(R)* (3/17/2003)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - NEW DIMENSIONS FUND(R))
Accumulation unit value at beginning of period                                                         $ 1.29   $ 1.26   $ 1.00
Accumulation unit value at end of period                                                               $ 1.29   $ 1.29   $ 1.26
Number of accumulation units outstanding at end of period (000 omitted)                                    --       --       --

*RIVERSOURCE(SM) VARIABLE PORTFOLIO - NEW DIMENSIONS FUND(R) MERGED INTO RIVERSOURCE(SM) VARIABLE PORTFOLIO - LARGE CAP EQUITY
FUND ON MARCH 17, 2006.

RIVERSOURCE(SM) VARIABLE PORTFOLIO - S&P 500 INDEX FUND (3/17/2003)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - S&P 500 INDEX FUND)
Accumulation unit value at beginning of period                                                         $ 1.45   $ 1.33   $ 1.00
Accumulation unit value at end of period                                                               $ 1.49   $ 1.45   $ 1.33
Number of accumulation units outstanding at end of period (000 omitted)                                     1        1       --

RIVERSOURCE(SM) VARIABLE PORTFOLIO - SHORT DURATION U.S. GOVERNMENT FUND (3/17/2003)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - SHORT DURATION U.S. GOVERNMENT FUND)
Accumulation unit value at beginning of period                                                         $ 0.99   $ 1.00   $ 1.00
Accumulation unit value at end of period                                                               $ 0.99   $ 0.99   $ 1.00
Number of accumulation units outstanding at end of period (000 omitted)                                    59       56        2

RIVERSOURCE(SM) VARIABLE PORTFOLIO - SMALL CAP VALUE FUND (3/17/2003)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - PARTNERS SMALL CAP VALUE FUND)
Accumulation unit value at beginning of period                                                         $ 1.77   $ 1.50   $ 1.00
Accumulation unit value at end of period                                                               $ 1.85   $ 1.77   $ 1.50
Number of accumulation units outstanding at end of period (000 omitted)                                    --       --       --

RIVERSOURCE OF NEW YORK VARIABLE ANNUITY ACCOUNT 2 - 19

VARIABLE ACCOUNT CHARGES OF 1.30% OF THE DAILY NET ASSETS OF THE VARIABLE
ACCOUNT.

YEAR ENDED DEC. 31,                                                                                     2005     2004     2003
-------------------------------------------------------------------------------------------------------------------------------
AIM V.I. BASIC VALUE FUND, SERIES II SHARES (3/17/2003)
Accumulation unit value at beginning of period                                                         $ 1.59   $ 1.45   $ 1.00
Accumulation unit value at end of period                                                               $ 1.65   $ 1.59   $ 1.45
Number of accumulation units outstanding at end of period (000 omitted)                                    45       24       20

AIM V.I. CAPITAL DEVELOPMENT FUND, SERIES II SHARES (3/17/2003)
Accumulation unit value at beginning of period                                                         $ 1.60   $ 1.41   $ 1.00
Accumulation unit value at end of period                                                               $ 1.73   $ 1.60   $ 1.41
Number of accumulation units outstanding at end of period (000 omitted)                                     4        4        1

AIM V.I. MID CAP CORE EQUITY FUND, SERIES II SHARES (11/15/2004)
Accumulation unit value at beginning of period                                                         $ 1.03   $ 1.00       --
Accumulation unit value at end of period                                                               $ 1.09   $ 1.03       --
Number of accumulation units outstanding at end of period (000 omitted)                                     8        1       --

AIM V.I. PREMIER EQUITY FUND, SERIES II SHARES* (3/17/2003)
Accumulation unit value at beginning of period                                                         $ 1.33   $ 1.28   $ 1.00
Accumulation unit value at end of period                                                               $ 1.39   $ 1.33   $ 1.28
Number of accumulation units outstanding at end of period (000 omitted)                                    --       --       --

*AIM V.I. PREMIER EQUITY FUND, SERIES II SHARES MERGED INTO AIM V.I. CORE EQUITY FUND, SERIES II SHARES ON APRIL 28, 2006.

ALLIANCEBERNSTEIN VPS GLOBAL TECHNOLOGY PORTFOLIO (CLASS B) (3/17/2003)
Accumulation unit value at beginning of period                                                         $ 1.46   $ 1.41   $ 1.00
Accumulation unit value at end of period                                                               $ 1.50   $ 1.46   $ 1.41
Number of accumulation units outstanding at end of period (000 omitted)                                    --       --       --

ALLIANCEBERNSTEIN VPS GROWTH AND INCOME PORTFOLIO (CLASS B) (3/17/2003)
Accumulation unit value at beginning of period                                                         $ 1.50   $ 1.36   $ 1.00
Accumulation unit value at end of period                                                               $ 1.55   $ 1.50   $ 1.36
Number of accumulation units outstanding at end of period (000 omitted)                                     6        6        4

ALLIANCEBERNSTEIN VPS INTERNATIONAL VALUE PORTFOLIO (CLASS B) (11/15/2004)
Accumulation unit value at beginning of period                                                         $ 1.05   $ 1.00       --
Accumulation unit value at end of period                                                               $ 1.21   $ 1.05       --
Number of accumulation units outstanding at end of period (000 omitted)                                   116        2       --

ALLIANCEBERNSTEIN VPS LARGE CAP GROWTH PORTFOLIO (CLASS B) (3/17/2003)
Accumulation unit value at beginning of period                                                         $ 1.37   $ 1.28   $ 1.00
Accumulation unit value at end of period                                                               $ 1.55   $ 1.37   $ 1.28
Number of accumulation units outstanding at end of period (000 omitted)                                    23       23       22

ALLIANCEBERNSTEIN VPS BALANCED SHARES PORTFOLIO (CLASS B) (3/17/2003)
(PREVIOUSLY ALLIANCEBERNSTEIN VP TOTAL RETURN PORTFOLIO (CLASS B))
Accumulation unit value at beginning of period                                                         $ 1.26   $ 1.17   $ 1.00
Accumulation unit value at end of period                                                               $ 1.29   $ 1.26   $ 1.17
Number of accumulation units outstanding at end of period (000 omitted)                                    50       34       11

AMERICAN CENTURY VP INFLATION PROTECTION, CLASS II (11/15/2004)
Accumulation unit value at beginning of period                                                         $ 1.01   $ 1.00       --
Accumulation unit value at end of period                                                               $ 1.01   $ 1.01       --
Number of accumulation units outstanding at end of period (000 omitted)                                   276        4       --

AMERICAN CENTURY VP INTERNATIONAL, CLASS II (11/15/2004)
Accumulation unit value at beginning of period                                                         $ 1.06   $ 1.00       --
Accumulation unit value at end of period                                                               $ 1.18   $ 1.06       --
Number of accumulation units outstanding at end of period (000 omitted)                                    --       --       --

AMERICAN CENTURY VP ULTRA(R), CLASS II (11/15/2004)
Accumulation unit value at beginning of period                                                         $ 1.03   $ 1.00       --
Accumulation unit value at end of period                                                               $ 1.04   $ 1.03       --
Number of accumulation units outstanding at end of period (000 omitted)                                   145        4       --

AMERICAN CENTURY VP VALUE, CLASS II (11/15/2004)
Accumulation unit value at beginning of period                                                         $ 1.04   $ 1.00       --
Accumulation unit value at end of period                                                               $ 1.07   $ 1.04       --
Number of accumulation units outstanding at end of period (000 omitted)                                    --       --       --

20 - RIVERSOURCE OF NEW YORK VARIABLE ANNUITY ACCOUNT 2

VARIABLE ACCOUNT CHARGES OF 1.30% OF THE DAILY NET ASSETS OF THE VARIABLE ACCOUNT. (CONTINUED)

YEAR ENDED DEC. 31,                                                                                     2005     2004     2003
-------------------------------------------------------------------------------------------------------------------------------
COLUMBIA SMALL CAP VALUE FUND, VARIABLE SERIES, CLASS B (11/15/2004)
(PREVIOUSLY COLONIAL SMALL CAP VALUE FUND, VARIABLE SERIES, CLASS B)
Accumulation unit value at beginning of period                                                         $ 1.06   $ 1.00       --
Accumulation unit value at end of period                                                               $ 1.10   $ 1.06       --
Number of accumulation units outstanding at end of period (000 omitted)                                    --       --       --

COLUMBIA HIGH YIELD FUND, VARIABLE SERIES, CLASS B* (11/15/2004)
Accumulation unit value at beginning of period                                                         $ 1.00   $ 1.00       --
Accumulation unit value at end of period                                                               $ 1.01   $ 1.00       --
Number of accumulation units outstanding at end of period (000 omitted)                                    97       --       --

*COLUMBIA HIGH YIELD FUND, VARIABLE SERIES, CLASS B MERGED INTO NATIONS HIGH YIELD BOND PORTFOLIO ON APRIL 28, 2006. ON
MAY 1, 2006, NATIONS HIGH YIELD BOND PORTFOLIO CHANGED ITS NAME TO COLUMBIA HIGH YIELD FUND, VARIABLE SERIES, CLASS B.

DREYFUS INVESTMENT PORTFOLIOS MIDCAP STOCK PORTFOLIO, SERVICE SHARES (11/15/2004)
Accumulation unit value at beginning of period                                                         $ 1.04   $ 1.00       --
Accumulation unit value at end of period                                                               $ 1.12   $ 1.04       --
Number of accumulation units outstanding at end of period (000 omitted)                                    --       --       --

DREYFUS INVESTMENT PORTFOLIOS TECHNOLOGY GROWTH PORTFOLIO, SERVICE SHARES (11/15/2004)
Accumulation unit value at beginning of period                                                         $ 1.02   $ 1.00       --
Accumulation unit value at end of period                                                               $ 1.05   $ 1.02       --
Number of accumulation units outstanding at end of period (000 omitted)                                    32        1       --

DREYFUS VARIABLE INVESTMENT FUND APPRECIATION PORTFOLIO, SERVICE SHARES (11/15/2004)
Accumulation unit value at beginning of period                                                         $ 1.02   $ 1.00       --
Accumulation unit value at end of period                                                               $ 1.05   $ 1.02       --
Number of accumulation units outstanding at end of period (000 omitted)                                    --       --       --

DREYFUS VARIABLE INVESTMENT FUND INTERNATIONAL VALUE PORTFOLIO, SERVICE SHARES (11/15/2004)
Accumulation unit value at beginning of period                                                         $ 1.05   $ 1.00       --
Accumulation unit value at end of period                                                               $ 1.16   $ 1.05       --
Number of accumulation units outstanding at end of period (000 omitted)                                    --       --       --

FIDELITY(R) VIP CONTRAFUND(R) PORTFOLIO SERVICE CLASS 2 (3/17/2003)
Accumulation unit value at beginning of period                                                         $ 1.51   $ 1.33   $ 1.00
Accumulation unit value at end of period                                                               $ 1.74   $ 1.51   $ 1.33
Number of accumulation units outstanding at end of period (000 omitted)                                   301       41        8

FIDELITY(R) VIP GROWTH PORTFOLIO SERVICE CLASS 2 (3/17/2003)
Accumulation unit value at beginning of period                                                         $ 1.41   $ 1.38   $ 1.00
Accumulation unit value at end of period                                                               $ 1.47   $ 1.41   $ 1.38
Number of accumulation units outstanding at end of period (000 omitted)                                     4       --       --

FIDELITY(R) VIP INVESTMENT GRADE BOND PORTFOLIO SERVICE CLASS 2 (11/15/2004)
Accumulation unit value at beginning of period                                                         $ 1.00   $ 1.00       --
Accumulation unit value at end of period                                                               $ 1.01   $ 1.00       --
Number of accumulation units outstanding at end of period (000 omitted)                                   269       --       --

FIDELITY(R) VIP MID CAP PORTFOLIO SERVICE CLASS 2 (3/17/2003)
Accumulation unit value at beginning of period                                                         $ 1.82   $ 1.48   $ 1.00
Accumulation unit value at end of period                                                               $ 2.12   $ 1.82   $ 1.48
Number of accumulation units outstanding at end of period (000 omitted)                                   124       64       22

FIDELITY(R) VIP OVERSEAS PORTFOLIO SERVICE CLASS 2 (3/17/2003)
Accumulation unit value at beginning of period                                                         $ 1.76   $ 1.57   $ 1.00
Accumulation unit value at end of period                                                               $ 2.06   $ 1.76   $ 1.57
Number of accumulation units outstanding at end of period (000 omitted)                                     9        1       --

FTVIPT FRANKLIN INCOME SECURITIES FUND - CLASS 2 (11/15/2004)
Accumulation unit value at beginning of period                                                         $ 1.03   $ 1.00       --
Accumulation unit value at end of period                                                               $ 1.03   $ 1.03       --
Number of accumulation units outstanding at end of period (000 omitted)                                    --       --       --

FTVIPT FRANKLIN REAL ESTATE FUND - CLASS 2 (3/17/2003)
Accumulation unit value at beginning of period                                                         $ 1.75   $ 1.35   $ 1.00
Accumulation unit value at end of period                                                               $ 1.96   $ 1.75   $ 1.35
Number of accumulation units outstanding at end of period (000 omitted)                                    52       32        9

RIVERSOURCE OF NEW YORK VARIABLE ANNUITY ACCOUNT 2 - 21

VARIABLE ACCOUNT CHARGES OF 1.30% OF THE DAILY NET ASSETS OF THE VARIABLE ACCOUNT. (CONTINUED)

YEAR ENDED DEC. 31,                                                                                     2005     2004     2003
-------------------------------------------------------------------------------------------------------------------------------
FTVIPT FRANKLIN RISING DIVIDENDS SECURITIES FUND - CLASS 2 (11/15/2004)
Accumulation unit value at beginning of period                                                         $ 1.03   $ 1.00       --
Accumulation unit value at end of period                                                               $ 1.05   $ 1.03       --
Number of accumulation units outstanding at end of period (000 omitted)                                    --       --       --

FTVIPT FRANKLIN SMALL CAP VALUE SECURITIES FUND - CLASS 2 (3/17/2003)
Accumulation unit value at beginning of period                                                         $ 1.81   $ 1.48   $ 1.00
Accumulation unit value at end of period                                                               $ 1.94   $ 1.81   $ 1.48
Number of accumulation units outstanding at end of period (000 omitted)                                    19       11        4

FTVIPT FRANKLIN SMALL-MID CAP GROWTH SECURITIES FUND - CLASS 2 (3/17/2003)
Accumulation unit value at beginning of period                                                         $ 1.61   $ 1.47   $ 1.00
Accumulation unit value at end of period                                                               $ 1.67   $ 1.61   $ 1.47
Number of accumulation units outstanding at end of period (000 omitted)                                    67       25       16

FTVIPT MUTUAL SHARES SECURITIES FUND - CLASS 2 (3/17/2003)
Accumulation unit value at beginning of period                                                         $ 1.42   $ 1.27   $ 1.00
Accumulation unit value at end of period                                                               $ 1.55   $ 1.42   $ 1.27
Number of accumulation units outstanding at end of period (000 omitted)                                   111       44        1

FTVIPT TEMPLETON FOREIGN SECURITIES FUND - CLASS 2 (3/17/2003)
Accumulation unit value at beginning of period                                                         $ 1.67   $ 1.43   $ 1.00
Accumulation unit value at end of period                                                               $ 1.82   $ 1.67   $ 1.43
Number of accumulation units outstanding at end of period (000 omitted)                                    26       14        1

FTVIPT TEMPLETON GLOBAL INCOME SECURITIES FUND - CLASS 2 (11/15/2004)
Accumulation unit value at beginning of period                                                         $ 1.05   $ 1.00       --
Accumulation unit value at end of period                                                               $ 1.00   $ 1.05       --
Number of accumulation units outstanding at end of period (000 omitted)                                    92        1       --

FTVIPT TEMPLETON GROWTH SECURITIES FUND - CLASS 2 (11/15/2004)
Accumulation unit value at beginning of period                                                         $ 1.04   $ 1.00       --
Accumulation unit value at end of period                                                               $ 1.12   $ 1.04       --
Number of accumulation units outstanding at end of period (000 omitted)                                    --       --       --

GOLDMAN SACHS VIT MID CAP VALUE FUND (11/15/2004)
Accumulation unit value at beginning of period                                                         $ 1.04   $ 1.00       --
Accumulation unit value at end of period                                                               $ 1.16   $ 1.04       --
Number of accumulation units outstanding at end of period (000 omitted)                                    84        2       --

MFS(R) INVESTORS GROWTH STOCK SERIES - SERVICE CLASS (3/17/2003)
Accumulation unit value at beginning of period                                                         $ 1.35   $ 1.25   $ 1.00
Accumulation unit value at end of period                                                               $ 1.39   $ 1.35   $ 1.25
Number of accumulation units outstanding at end of period (000 omitted)                                     6        6        4

MFS(R) NEW DISCOVERY SERIES - SERVICE CLASS (3/17/2003)
Accumulation unit value at beginning of period                                                         $ 1.47   $ 1.40   $ 1.00
Accumulation unit value at end of period                                                               $ 1.52   $ 1.47   $ 1.40
Number of accumulation units outstanding at end of period (000 omitted)                                     2        2        1

MFS(R) TOTAL RETURN SERIES - SERVICE CLASS (3/17/2003)
Accumulation unit value at beginning of period                                                         $ 1.29   $ 1.17   $ 1.00
Accumulation unit value at end of period                                                               $ 1.30   $ 1.29   $ 1.17
Number of accumulation units outstanding at end of period (000 omitted)                                    16       12        6

MFS(R) UTILITIES SERIES - SERVICE CLASS (3/17/2003)
Accumulation unit value at beginning of period                                                         $ 1.71   $ 1.33   $ 1.00
Accumulation unit value at end of period                                                               $ 1.96   $ 1.71   $ 1.33
Number of accumulation units outstanding at end of period (000 omitted)                                     1       --       --

OPPENHEIMER CAPITAL APPRECIATION FUND/VA, SERVICE SHARES (3/17/2003)
Accumulation unit value at beginning of period                                                         $ 1.43   $ 1.36   $ 1.00
Accumulation unit value at end of period                                                               $ 1.48   $ 1.43   $ 1.36
Number of accumulation units outstanding at end of period (000 omitted)                                   199       32        8

OPPENHEIMER GLOBAL SECURITIES FUND/VA, SERVICE SHARES (3/17/2003)
Accumulation unit value at beginning of period                                                         $ 1.81   $ 1.54   $ 1.00
Accumulation unit value at end of period                                                               $ 2.04   $ 1.81   $ 1.54
Number of accumulation units outstanding at end of period (000 omitted)                                     7        6       --

22 - RIVERSOURCE OF NEW YORK VARIABLE ANNUITY ACCOUNT 2

VARIABLE ACCOUNT CHARGES OF 1.30% OF THE DAILY NET ASSETS OF THE VARIABLE ACCOUNT. (CONTINUED)

YEAR ENDED DEC. 31,                                                                                     2005     2004     2003
-------------------------------------------------------------------------------------------------------------------------------
OPPENHEIMER HIGH INCOME FUND/VA, SERVICE SHARES (3/17/2003)
Accumulation unit value at beginning of period                                                         $ 1.27   $ 1.18   $ 1.00
Accumulation unit value at end of period                                                               $ 1.27   $ 1.27   $ 1.18
Number of accumulation units outstanding at end of period (000 omitted)                                     8        8        1

OPPENHEIMER MAIN STREET SMALL CAP FUND/VA, SERVICE SHARES (3/17/2003)
Accumulation unit value at beginning of period                                                         $ 1.80   $ 1.53   $ 1.00
Accumulation unit value at end of period                                                               $ 1.95   $ 1.80   $ 1.53
Number of accumulation units outstanding at end of period (000 omitted)                                    21       15        5

OPPENHEIMER STRATEGIC BOND FUND/VA, SERVICE SHARES (3/17/2003)
Accumulation unit value at beginning of period                                                         $ 1.21   $ 1.13   $ 1.00
Accumulation unit value at end of period                                                               $ 1.22   $ 1.21   $ 1.13
Number of accumulation units outstanding at end of period (000 omitted)                                   272       42        2

PUTNAM VT GROWTH AND INCOME FUND - CLASS IB SHARES (3/17/2003)
Accumulation unit value at beginning of period                                                         $ 1.47   $ 1.34   $ 1.00
Accumulation unit value at end of period                                                               $ 1.52   $ 1.47   $ 1.34
Number of accumulation units outstanding at end of period (000 omitted)                                    --       --       --

PUTNAM VT HEALTH SCIENCES FUND - CLASS IB SHARES (11/15/2004)
Accumulation unit value at beginning of period                                                         $ 1.04   $ 1.00       --
Accumulation unit value at end of period                                                               $ 1.16   $ 1.04       --
Number of accumulation units outstanding at end of period (000 omitted)                                    --       --       --

PUTNAM VT INTERNATIONAL EQUITY FUND - CLASS IB SHARES (3/17/2003)
Accumulation unit value at beginning of period                                                         $ 1.60   $ 1.39   $ 1.00
Accumulation unit value at end of period                                                               $ 1.77   $ 1.60   $ 1.39
Number of accumulation units outstanding at end of period (000 omitted)                                    --       --       --

PUTNAM VT RESEARCH FUND - CLASS IB SHARES (3/17/2003)
Accumulation unit value at beginning of period                                                         $ 1.41   $ 1.33   $ 1.00
Accumulation unit value at end of period                                                               $ 1.46   $ 1.41   $ 1.33
Number of accumulation units outstanding at end of period (000 omitted)                                    --       --       --

PUTNAM VT SMALL CAP VALUE FUND - CLASS IB SHARES (11/15/2004)
Accumulation unit value at beginning of period                                                         $ 1.05   $ 1.00       --
Accumulation unit value at end of period                                                               $ 1.11   $ 1.05       --
Number of accumulation units outstanding at end of period (000 omitted)                                    --       --       --

PUTNAM VT VISTA FUND - CLASS IB SHARES (3/17/2003)
Accumulation unit value at beginning of period                                                         $ 1.60   $ 1.37   $ 1.00
Accumulation unit value at end of period                                                               $ 1.77   $ 1.60   $ 1.37
Number of accumulation units outstanding at end of period (000 omitted)                                     6        6        4

RIVERSOURCE(SM) VARIABLE PORTFOLIO - CASH MANAGEMENT FUND (3/17/2003)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - CASH MANAGEMENT FUND)
Accumulation unit value at beginning of period                                                         $ 0.99   $ 0.99   $ 1.00
Accumulation unit value at end of period                                                               $ 1.00   $ 0.99   $ 0.99
Number of accumulation units outstanding at end of period (000 omitted)                                    19        5        5

RIVERSOURCE(SM) VARIABLE PORTFOLIO - DIVERSIFIED BOND FUND (3/17/2003)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - DIVERSIFIED BOND FUND)
Accumulation unit value at beginning of period                                                         $ 1.04   $ 1.01   $ 1.00
Accumulation unit value at end of period                                                               $ 1.05   $ 1.04   $ 1.01
Number of accumulation units outstanding at end of period (000 omitted)                                     1        1        1

RIVERSOURCE(SM) VARIABLE PORTFOLIO - DIVERSIFIED EQUITY INCOME FUND (3/17/2003)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - DIVERSIFIED EQUITY INCOME FUND)
Accumulation unit value at beginning of period                                                         $ 1.77   $ 1.52   $ 1.00
Accumulation unit value at end of period                                                               $ 1.99   $ 1.77   $ 1.52
Number of accumulation units outstanding at end of period (000 omitted)                                   136       --       --

RIVERSOURCE(SM) VARIABLE PORTFOLIO - EMERGING MARKETS FUND (11/15/2004)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - THREADNEEDLE EMERGING MARKETS FUND)
Accumulation unit value at beginning of period                                                         $ 1.08   $ 1.00       --
Accumulation unit value at end of period                                                               $ 1.43   $ 1.08       --
Number of accumulation units outstanding at end of period (000 omitted)                                    71        1       --

RIVERSOURCE OF NEW YORK VARIABLE ANNUITY ACCOUNT 2 - 23

VARIABLE ACCOUNT CHARGES OF 1.30% OF THE DAILY NET ASSETS OF THE VARIABLE ACCOUNT. (CONTINUED)

YEAR ENDED DEC. 31,                                                                                     2005     2004     2003
-------------------------------------------------------------------------------------------------------------------------------
RIVERSOURCE(SM) VARIABLE PORTFOLIO - GROWTH FUND (3/17/2003)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - GROWTH FUND)
Accumulation unit value at beginning of period                                                         $ 1.33   $ 1.25   $ 1.00
Accumulation unit value at end of period                                                               $ 1.43   $ 1.33   $ 1.25
Number of accumulation units outstanding at end of period (000 omitted)                                    --       --       --

RIVERSOURCE(SM) VARIABLE PORTFOLIO - HIGH YIELD BOND FUND (11/15/2004)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - HIGH YIELD BOND FUND)
Accumulation unit value at beginning of period                                                         $ 1.01   $ 1.00       --
Accumulation unit value at end of period                                                               $ 1.04   $ 1.01       --
Number of accumulation units outstanding at end of period (000 omitted)                                    68       --       --

RIVERSOURCE(SM) VARIABLE PORTFOLIO - INCOME OPPORTUNITIES FUND (11/15/2004)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - INCOME OPPORTUNITIES FUND)
Accumulation unit value at beginning of period                                                         $ 1.01   $ 1.00       --
Accumulation unit value at end of period                                                               $ 1.03   $ 1.01       --
Number of accumulation units outstanding at end of period (000 omitted)                                    --       --       --

RIVERSOURCE(SM) VARIABLE PORTFOLIO - INTERNATIONAL OPPORTUNITY FUND (11/15/2004)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - THREADNEEDLE INTERNATIONAL FUND)
Accumulation unit value at beginning of period                                                         $ 1.06   $ 1.00       --
Accumulation unit value at end of period                                                               $ 1.19   $ 1.06       --
Number of accumulation units outstanding at end of period (000 omitted)                                    --       --       --

RIVERSOURCE(SM) VARIABLE PORTFOLIO - LARGE CAP EQUITY FUND* (11/15/2004)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - LARGE CAP EQUITY FUND)
Accumulation unit value at beginning of period                                                         $ 1.03   $ 1.00       --
Accumulation unit value at end of period                                                               $ 1.08   $ 1.03       --
Number of accumulation units outstanding at end of period (000 omitted)                                    57        5       --

*RIVERSOURCE(SM) VARIABLE PORTFOLIO - NEW DIMENSIONS FUND(R) MERGED INTO RIVERSOURCE(SM) VARIABLE PORTFOLIO - LARGE CAP EQUITY
FUND ON MARCH 17, 2006.

RIVERSOURCE(SM) VARIABLE PORTFOLIO - LARGE CAP VALUE FUND (11/15/2004)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - LARGE CAP VALUE FUND)
Accumulation unit value at beginning of period                                                         $ 1.03   $ 1.00       --
Accumulation unit value at end of period                                                               $ 1.06   $ 1.03       --
Number of accumulation units outstanding at end of period (000 omitted)                                    --       --       --

RIVERSOURCE(SM) VARIABLE PORTFOLIO - MID CAP GROWTH FUND (11/15/2004)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - EQUITY SELECT FUND)
Accumulation unit value at beginning of period                                                         $ 1.04   $ 1.00       --
Accumulation unit value at end of period                                                               $ 1.13   $ 1.04       --
Number of accumulation units outstanding at end of period (000 omitted)                                    --       --       --

RIVERSOURCE(SM) VARIABLE PORTFOLIO - NEW DIMENSIONS FUND(R)* (3/17/2003)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - NEW DIMENSIONS FUND(R))
Accumulation unit value at beginning of period                                                         $ 1.29   $ 1.26   $ 1.00
Accumulation unit value at end of period                                                               $ 1.29   $ 1.29   $ 1.26
Number of accumulation units outstanding at end of period (000 omitted)                                    --       --       --

*RIVERSOURCE(SM) VARIABLE PORTFOLIO - NEW DIMENSIONS FUND(R) MERGED INTO RIVERSOURCE(SM) VARIABLE PORTFOLIO - LARGE CAP EQUITY
FUND ON MARCH 17, 2006.

RIVERSOURCE(SM) VARIABLE PORTFOLIO - S&P 500 INDEX FUND (3/17/2003)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - S&P 500 INDEX FUND)
Accumulation unit value at beginning of period                                                         $ 1.45   $ 1.33   $ 1.00
Accumulation unit value at end of period                                                               $ 1.49   $ 1.45   $ 1.33
Number of accumulation units outstanding at end of period (000 omitted)                                    80       49        3

RIVERSOURCE(SM) VARIABLE PORTFOLIO - SELECT VALUE FUND (11/15/2004)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - PARTNERS SELECT VALUE FUND)
Accumulation unit value at beginning of period                                                         $ 1.04   $ 1.00       --
Accumulation unit value at end of period                                                               $ 1.03   $ 1.04       --
Number of accumulation units outstanding at end of period (000 omitted)                                    --       --       --

RIVERSOURCE(SM) VARIABLE PORTFOLIO - SHORT DURATION U.S. GOVERNMENT FUND (3/17/2003)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - SHORT DURATION U.S. GOVERNMENT FUND)
Accumulation unit value at beginning of period                                                         $ 0.99   $ 0.99   $ 1.00
Accumulation unit value at end of period                                                               $ 0.99   $ 0.99   $ 0.99
Number of accumulation units outstanding at end of period (000 omitted)                                   109       32        1

24 - RIVERSOURCE OF NEW YORK VARIABLE ANNUITY ACCOUNT 2

VARIABLE ACCOUNT CHARGES OF 1.30% OF THE DAILY NET ASSETS OF THE VARIABLE ACCOUNT. (CONTINUED)

YEAR ENDED DEC. 31,                                                                                     2005     2004     2003
-------------------------------------------------------------------------------------------------------------------------------
RIVERSOURCE(SM) VARIABLE PORTFOLIO - SMALL CAP VALUE FUND (3/17/2003)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - PARTNERS SMALL CAP VALUE FUND)
Accumulation unit value at beginning of period                                                         $ 1.77   $ 1.50   $ 1.00
Accumulation unit value at end of period                                                               $ 1.85   $ 1.77   $ 1.50
Number of accumulation units outstanding at end of period (000 omitted)                                    76        2       --

VAN KAMPEN LIFE INVESTMENT TRUST COMSTOCK PORTFOLIO CLASS II SHARES (11/15/2004)
Accumulation unit value at beginning of period                                                         $ 1.03   $ 1.00       --
Accumulation unit value at end of period                                                               $ 1.06   $ 1.03       --
Number of accumulation units outstanding at end of period (000 omitted)                                   335        6       --

VAN KAMPEN UIF U.S. REAL ESTATE PORTFOLIO CLASS II SHARES (11/15/2004)
Accumulation unit value at beginning of period                                                         $ 1.05   $ 1.00       --
Accumulation unit value at end of period                                                               $ 1.21   $ 1.05       --
Number of accumulation units outstanding at end of period (000 omitted)                                    14       --       --

WANGER INTERNATIONAL SMALL CAP (11/15/2004)
Accumulation unit value at beginning of period                                                         $ 1.09   $ 1.00       --
Accumulation unit value at end of period                                                               $ 1.30   $ 1.09       --
Number of accumulation units outstanding at end of period (000 omitted)                                   100        2       --

WANGER U.S. SMALLER COMPANIES (11/15/2004)
Accumulation unit value at beginning of period                                                         $ 1.04   $ 1.00       --
Accumulation unit value at end of period                                                               $ 1.14   $ 1.04       --
Number of accumulation units outstanding at end of period (000 omitted)                                    79        1       --

RIVERSOURCE OF NEW YORK VARIABLE ANNUITY ACCOUNT 2 - 25

VARIABLE ACCOUNT CHARGES OF 1.35% OF THE DAILY NET ASSETS OF THE VARIABLE
ACCOUNT.

YEAR ENDED DEC. 31,                                                                                     2005     2004     2003
-------------------------------------------------------------------------------------------------------------------------------
AIM V.I. BASIC VALUE FUND, SERIES II SHARES (3/17/2003)
Accumulation unit value at beginning of period                                                         $ 1.59   $ 1.45   $ 1.00
Accumulation unit value at end of period                                                               $ 1.65   $ 1.59   $ 1.45
Number of accumulation units outstanding at end of period (000 omitted)                                   245      136       19

AIM V.I. CAPITAL DEVELOPMENT FUND, SERIES II SHARES (3/17/2003)
Accumulation unit value at beginning of period                                                         $ 1.60   $ 1.41   $ 1.00
Accumulation unit value at end of period                                                               $ 1.72   $ 1.60   $ 1.41
Number of accumulation units outstanding at end of period (000 omitted)                                    46       44       15

AIM V.I. MID CAP CORE EQUITY FUND, SERIES II SHARES (11/15/2004)
Accumulation unit value at beginning of period                                                         $ 1.03   $ 1.00       --
Accumulation unit value at end of period                                                               $ 1.09   $ 1.03       --
Number of accumulation units outstanding at end of period (000 omitted)                                    56       11       --

AIM V.I. PREMIER EQUITY FUND, SERIES II SHARES* (3/17/2003)
Accumulation unit value at beginning of period                                                         $ 1.33   $ 1.28   $ 1.00
Accumulation unit value at end of period                                                               $ 1.38   $ 1.33   $ 1.28
Number of accumulation units outstanding at end of period (000 omitted)                                    --       --        2

*AIM V.I. PREMIER EQUITY FUND, SERIES II SHARES MERGED INTO AIM V.I. CORE EQUITY FUND, SERIES II SHARES ON APRIL 28, 2006.

ALLIANCEBERNSTEIN VPS GLOBAL TECHNOLOGY PORTFOLIO (CLASS B) (3/17/2003)
Accumulation unit value at beginning of period                                                         $ 1.46   $ 1.41   $ 1.00
Accumulation unit value at end of period                                                               $ 1.49   $ 1.46   $ 1.41
Number of accumulation units outstanding at end of period (000 omitted)                                    12       12        8

ALLIANCEBERNSTEIN VPS GROWTH AND INCOME PORTFOLIO (CLASS B) (3/17/2003)
Accumulation unit value at beginning of period                                                         $ 1.51   $ 1.37   $ 1.00
Accumulation unit value at end of period                                                               $ 1.56   $ 1.51   $ 1.37
Number of accumulation units outstanding at end of period (000 omitted)                                   229      227       35

ALLIANCEBERNSTEIN VPS INTERNATIONAL VALUE PORTFOLIO (CLASS B) (11/15/2004)
Accumulation unit value at beginning of period                                                         $ 1.05   $ 1.00       --
Accumulation unit value at end of period                                                               $ 1.21   $ 1.05       --
Number of accumulation units outstanding at end of period (000 omitted)                                   220       16       --

ALLIANCEBERNSTEIN VPS LARGE CAP GROWTH PORTFOLIO (CLASS B) (3/17/2003)
Accumulation unit value at beginning of period                                                         $ 1.37   $ 1.28   $ 1.00
Accumulation unit value at end of period                                                               $ 1.55   $ 1.37   $ 1.28
Number of accumulation units outstanding at end of period (000 omitted)                                    27       35        2

ALLIANCEBERNSTEIN VPS BALANCED SHARES PORTFOLIO (CLASS B) (3/17/2003)
(PREVIOUSLY ALLIANCEBERNSTEIN VP TOTAL RETURN PORTFOLIO (CLASS B))
Accumulation unit value at beginning of period                                                         $ 1.29   $ 1.20   $ 1.00
Accumulation unit value at end of period                                                               $ 1.32   $ 1.29   $ 1.20
Number of accumulation units outstanding at end of period (000 omitted)                                    65       65       49

AMERICAN CENTURY VP INFLATION PROTECTION, CLASS II (11/15/2004)
Accumulation unit value at beginning of period                                                         $ 1.01   $ 1.00       --
Accumulation unit value at end of period                                                               $ 1.01   $ 1.01       --
Number of accumulation units outstanding at end of period (000 omitted)                                   315       16       --

AMERICAN CENTURY VP INTERNATIONAL, CLASS II (11/15/2004)
Accumulation unit value at beginning of period                                                         $ 1.06   $ 1.00       --
Accumulation unit value at end of period                                                               $ 1.18   $ 1.06       --
Number of accumulation units outstanding at end of period (000 omitted)                                    --       --       --

AMERICAN CENTURY VP ULTRA(R), CLASS II (11/15/2004)
Accumulation unit value at beginning of period                                                         $ 1.03   $ 1.00       --
Accumulation unit value at end of period                                                               $ 1.04   $ 1.03       --
Number of accumulation units outstanding at end of period (000 omitted)                                   387       37       --

AMERICAN CENTURY VP VALUE, CLASS II (11/15/2004)
Accumulation unit value at beginning of period                                                         $ 1.04   $ 1.00       --
Accumulation unit value at end of period                                                               $ 1.07   $ 1.04       --
Number of accumulation units outstanding at end of period (000 omitted)                                    --       --       --

26 - RIVERSOURCE OF NEW YORK VARIABLE ANNUITY ACCOUNT 2

VARIABLE ACCOUNT CHARGES OF 1.35% OF THE DAILY NET ASSETS OF THE VARIABLE ACCOUNT. (CONTINUED)

YEAR ENDED DEC. 31,                                                                                     2005     2004     2003
-------------------------------------------------------------------------------------------------------------------------------
COLUMBIA SMALL CAP VALUE FUND, VARIABLE SERIES, CLASS B (11/15/2004)
(PREVIOUSLY COLONIAL SMALL CAP VALUE FUND, VARIABLE SERIES, CLASS B)
Accumulation unit value at beginning of period                                                         $ 1.06   $ 1.00       --
Accumulation unit value at end of period                                                               $ 1.10   $ 1.06       --
Number of accumulation units outstanding at end of period (000 omitted)                                    --       --       --

COLUMBIA HIGH YIELD FUND, VARIABLE SERIES, CLASS B* (11/15/2004)
Accumulation unit value at beginning of period                                                         $ 1.00   $ 1.00       --
Accumulation unit value at end of period                                                               $ 1.01   $ 1.00       --
Number of accumulation units outstanding at end of period (000 omitted)                                    75        2       --

*COLUMBIA HIGH YIELD FUND, VARIABLE SERIES, CLASS B MERGED INTO NATIONS HIGH YIELD BOND PORTFOLIO ON APRIL 28, 2006. ON
MAY 1, 2006, NATIONS HIGH YIELD BOND PORTFOLIO CHANGED ITS NAME TO COLUMBIA HIGH YIELD FUND, VARIABLE SERIES, CLASS B.

DREYFUS INVESTMENT PORTFOLIOS MIDCAP STOCK PORTFOLIO, SERVICE SHARES (11/15/2004)
Accumulation unit value at beginning of period                                                         $ 1.04   $ 1.00       --
Accumulation unit value at end of period                                                               $ 1.12   $ 1.04       --
Number of accumulation units outstanding at end of period (000 omitted)                                     7       --       --

DREYFUS INVESTMENT PORTFOLIOS TECHNOLOGY GROWTH PORTFOLIO, SERVICE SHARES (11/15/2004)
Accumulation unit value at beginning of period                                                         $ 1.02   $ 1.00       --
Accumulation unit value at end of period                                                               $ 1.05   $ 1.02       --
Number of accumulation units outstanding at end of period (000 omitted)                                    95       11       --

DREYFUS VARIABLE INVESTMENT FUND APPRECIATION PORTFOLIO, SERVICE SHARES (11/15/2004)
Accumulation unit value at beginning of period                                                         $ 1.02   $ 1.00       --
Accumulation unit value at end of period                                                               $ 1.05   $ 1.02       --
Number of accumulation units outstanding at end of period (000 omitted)                                     8       --       --

DREYFUS VARIABLE INVESTMENT FUND INTERNATIONAL VALUE PORTFOLIO, SERVICE SHARES (11/15/2004)
Accumulation unit value at beginning of period                                                         $ 1.05   $ 1.00       --
Accumulation unit value at end of period                                                               $ 1.16   $ 1.05       --
Number of accumulation units outstanding at end of period (000 omitted)                                    --       --       --

FIDELITY(R) VIP CONTRAFUND(R) PORTFOLIO SERVICE CLASS 2 (3/17/2003)
Accumulation unit value at beginning of period                                                         $ 1.51   $ 1.33   $ 1.00
Accumulation unit value at end of period                                                               $ 1.74   $ 1.51   $ 1.33
Number of accumulation units outstanding at end of period (000 omitted)                                 1,681    1,343      177

FIDELITY(R) VIP GROWTH PORTFOLIO SERVICE CLASS 2 (3/17/2003)
Accumulation unit value at beginning of period                                                         $ 1.41   $ 1.38   $ 1.00
Accumulation unit value at end of period                                                               $ 1.46   $ 1.41   $ 1.38
Number of accumulation units outstanding at end of period (000 omitted)                                    80       80        3

FIDELITY(R) VIP INVESTMENT GRADE BOND PORTFOLIO SERVICE CLASS 2 (11/15/2004)
Accumulation unit value at beginning of period                                                         $ 1.00   $ 1.00       --
Accumulation unit value at end of period                                                               $ 1.01   $ 1.00       --
Number of accumulation units outstanding at end of period (000 omitted)                                   200        6       --

FIDELITY(R) VIP MID CAP PORTFOLIO SERVICE CLASS 2 (3/17/2003)
Accumulation unit value at beginning of period                                                         $ 1.82   $ 1.48   $ 1.00
Accumulation unit value at end of period                                                               $ 2.11   $ 1.82   $ 1.48
Number of accumulation units outstanding at end of period (000 omitted)                                   251      248       58

FIDELITY(R) VIP OVERSEAS PORTFOLIO SERVICE CLASS 2 (3/17/2003)
Accumulation unit value at beginning of period                                                         $ 1.75   $ 1.57   $ 1.00
Accumulation unit value at end of period                                                               $ 2.06   $ 1.75   $ 1.57
Number of accumulation units outstanding at end of period (000 omitted)                                   157      112        4

FTVIPT FRANKLIN INCOME SECURITIES FUND - CLASS 2 (11/15/2004)
Accumulation unit value at beginning of period                                                         $ 1.03   $ 1.00       --
Accumulation unit value at end of period                                                               $ 1.03   $ 1.03       --
Number of accumulation units outstanding at end of period (000 omitted)                                    --       --       --

FTVIPT FRANKLIN REAL ESTATE FUND - CLASS 2 (3/17/2003)
Accumulation unit value at beginning of period                                                         $ 1.80   $ 1.38   $ 1.00
Accumulation unit value at end of period                                                               $ 2.01   $ 1.80   $ 1.38
Number of accumulation units outstanding at end of period (000 omitted)                                    24       25       18

RIVERSOURCE OF NEW YORK VARIABLE ANNUITY ACCOUNT 2 - 27

VARIABLE ACCOUNT CHARGES OF 1.35% OF THE DAILY NET ASSETS OF THE VARIABLE ACCOUNT. (CONTINUED)

YEAR ENDED DEC. 31,                                                                                     2005     2004     2003
-------------------------------------------------------------------------------------------------------------------------------
FTVIPT FRANKLIN RISING DIVIDENDS SECURITIES FUND - CLASS 2 (11/15/2004)
Accumulation unit value at beginning of period                                                         $ 1.03   $ 1.00       --
Accumulation unit value at end of period                                                               $ 1.05   $ 1.03       --
Number of accumulation units outstanding at end of period (000 omitted)                                    --       --       --

FTVIPT FRANKLIN SMALL CAP VALUE SECURITIES FUND - CLASS 2 (3/17/2003)
Accumulation unit value at beginning of period                                                         $ 1.81   $ 1.48   $ 1.00
Accumulation unit value at end of period                                                               $ 1.94   $ 1.81   $ 1.48
Number of accumulation units outstanding at end of period (000 omitted)                                   154      152        8

FTVIPT FRANKLIN SMALL-MID CAP GROWTH SECURITIES FUND - CLASS 2 (3/17/2003)
Accumulation unit value at beginning of period                                                         $ 1.61   $ 1.47   $ 1.00
Accumulation unit value at end of period                                                               $ 1.67   $ 1.61   $ 1.47
Number of accumulation units outstanding at end of period (000 omitted)                                   321      277       71

FTVIPT MUTUAL SHARES SECURITIES FUND - CLASS 2 (3/17/2003)
Accumulation unit value at beginning of period                                                         $ 1.42   $ 1.27   $ 1.00
Accumulation unit value at end of period                                                               $ 1.54   $ 1.42   $ 1.27
Number of accumulation units outstanding at end of period (000 omitted)                                   868      842      171

FTVIPT TEMPLETON FOREIGN SECURITIES FUND - CLASS 2 (3/17/2003)
Accumulation unit value at beginning of period                                                         $ 1.70   $ 1.45   $ 1.00
Accumulation unit value at end of period                                                               $ 1.84   $ 1.70   $ 1.45
Number of accumulation units outstanding at end of period (000 omitted)                                   139      135       17

FTVIPT TEMPLETON GLOBAL INCOME SECURITIES FUND - CLASS 2 (11/15/2004)
Accumulation unit value at beginning of period                                                         $ 1.05   $ 1.00       --
Accumulation unit value at end of period                                                               $ 1.00   $ 1.05       --
Number of accumulation units outstanding at end of period (000 omitted)                                   120        5       --

FTVIPT TEMPLETON GROWTH SECURITIES FUND - CLASS 2 (11/15/2004)
Accumulation unit value at beginning of period                                                         $ 1.04   $ 1.00       --
Accumulation unit value at end of period                                                               $ 1.12   $ 1.04       --
Number of accumulation units outstanding at end of period (000 omitted)                                    --       --       --

GOLDMAN SACHS VIT MID CAP VALUE FUND (11/15/2004)
Accumulation unit value at beginning of period                                                         $ 1.04   $ 1.00       --
Accumulation unit value at end of period                                                               $ 1.16   $ 1.04       --
Number of accumulation units outstanding at end of period (000 omitted)                                   200       20       --

MFS(R) INVESTORS GROWTH STOCK SERIES - SERVICE CLASS (3/17/2003)
Accumulation unit value at beginning of period                                                         $ 1.35   $ 1.25   $ 1.00
Accumulation unit value at end of period                                                               $ 1.39   $ 1.35   $ 1.25
Number of accumulation units outstanding at end of period (000 omitted)                                    80       78       --

MFS(R) NEW DISCOVERY SERIES - SERVICE CLASS (3/17/2003)
Accumulation unit value at beginning of period                                                         $ 1.47   $ 1.40   $ 1.00
Accumulation unit value at end of period                                                               $ 1.52   $ 1.47   $ 1.40
Number of accumulation units outstanding at end of period (000 omitted)                                    82       70       --

MFS(R) TOTAL RETURN SERIES - SERVICE CLASS (3/17/2003)
Accumulation unit value at beginning of period                                                         $ 1.28   $ 1.17   $ 1.00
Accumulation unit value at end of period                                                               $ 1.30   $ 1.28   $ 1.17
Number of accumulation units outstanding at end of period (000 omitted)                                 1,378    1,360      227

MFS(R) UTILITIES SERIES - SERVICE CLASS (3/17/2003)
Accumulation unit value at beginning of period                                                         $ 1.70   $ 1.33   $ 1.00
Accumulation unit value at end of period                                                               $ 1.96   $ 1.70   $ 1.33
Number of accumulation units outstanding at end of period (000 omitted)                                     2        2       --

OPPENHEIMER CAPITAL APPRECIATION FUND/VA, SERVICE SHARES (3/17/2003)
Accumulation unit value at beginning of period                                                         $ 1.43   $ 1.36   $ 1.00
Accumulation unit value at end of period                                                               $ 1.48   $ 1.43   $ 1.36
Number of accumulation units outstanding at end of period (000 omitted)                                   952      756      166

OPPENHEIMER GLOBAL SECURITIES FUND/VA, SERVICE SHARES (3/17/2003)
Accumulation unit value at beginning of period                                                         $ 1.81   $ 1.54   $ 1.00
Accumulation unit value at end of period                                                               $ 2.04   $ 1.81   $ 1.54
Number of accumulation units outstanding at end of period (000 omitted)                                    60       54        1

28 - RIVERSOURCE OF NEW YORK VARIABLE ANNUITY ACCOUNT 2

VARIABLE ACCOUNT CHARGES OF 1.35% OF THE DAILY NET ASSETS OF THE VARIABLE ACCOUNT. (CONTINUED)

YEAR ENDED DEC. 31,                                                                                     2005     2004     2003
-------------------------------------------------------------------------------------------------------------------------------
OPPENHEIMER HIGH INCOME FUND/VA, SERVICE SHARES (3/17/2003)
Accumulation unit value at beginning of period                                                         $ 1.26   $ 1.18   $ 1.00
Accumulation unit value at end of period                                                               $ 1.27   $ 1.26   $ 1.18
Number of accumulation units outstanding at end of period (000 omitted)                                    44       47       26

OPPENHEIMER MAIN STREET SMALL CAP FUND/VA, SERVICE SHARES (3/17/2003)
Accumulation unit value at beginning of period                                                         $ 1.80   $ 1.53   $ 1.00
Accumulation unit value at end of period                                                               $ 1.95   $ 1.80   $ 1.53
Number of accumulation units outstanding at end of period (000 omitted)                                   225      225       28

OPPENHEIMER STRATEGIC BOND FUND/VA, SERVICE SHARES (3/17/2003)
Accumulation unit value at beginning of period                                                         $ 1.21   $ 1.13   $ 1.00
Accumulation unit value at end of period                                                               $ 1.22   $ 1.21   $ 1.13
Number of accumulation units outstanding at end of period (000 omitted)                                   877      569      137

PUTNAM VT GROWTH AND INCOME FUND - CLASS IB SHARES (3/17/2003)
Accumulation unit value at beginning of period                                                         $ 1.47   $ 1.34   $ 1.00
Accumulation unit value at end of period                                                               $ 1.52   $ 1.47   $ 1.34
Number of accumulation units outstanding at end of period (000 omitted)                                    17       17        7

PUTNAM VT HEALTH SCIENCES FUND - CLASS IB SHARES (11/15/2004)
Accumulation unit value at beginning of period                                                         $ 1.04   $ 1.00       --
Accumulation unit value at end of period                                                               $ 1.16   $ 1.04       --
Number of accumulation units outstanding at end of period (000 omitted)                                    --       --       --

PUTNAM VT INTERNATIONAL EQUITY FUND - CLASS IB SHARES (3/17/2003)
Accumulation unit value at beginning of period                                                         $ 1.59   $ 1.39   $ 1.00
Accumulation unit value at end of period                                                               $ 1.76   $ 1.59   $ 1.39
Number of accumulation units outstanding at end of period (000 omitted)                                     6        5        2

PUTNAM VT RESEARCH FUND - CLASS IB SHARES (3/17/2003)
Accumulation unit value at beginning of period                                                         $ 1.41   $ 1.33   $ 1.00
Accumulation unit value at end of period                                                               $ 1.46   $ 1.41   $ 1.33
Number of accumulation units outstanding at end of period (000 omitted)                                    --       --       --

PUTNAM VT SMALL CAP VALUE FUND - CLASS IB SHARES (11/15/2004)
Accumulation unit value at beginning of period                                                         $ 1.05   $ 1.00       --
Accumulation unit value at end of period                                                               $ 1.11   $ 1.05       --
Number of accumulation units outstanding at end of period (000 omitted)                                    --       --       --

PUTNAM VT VISTA FUND - CLASS IB SHARES (3/17/2003)
Accumulation unit value at beginning of period                                                         $ 1.60   $ 1.37   $ 1.00
Accumulation unit value at end of period                                                               $ 1.77   $ 1.60   $ 1.37
Number of accumulation units outstanding at end of period (000 omitted)                                     1        1        1

RIVERSOURCE(SM) VARIABLE PORTFOLIO - CASH MANAGEMENT FUND (3/17/2003)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - CASH MANAGEMENT FUND)
Accumulation unit value at beginning of period                                                         $ 0.98   $ 0.99   $ 1.00
Accumulation unit value at end of period                                                               $ 1.00   $ 0.98   $ 0.99
Number of accumulation units outstanding at end of period (000 omitted)                                   199      174        5

RIVERSOURCE(SM) VARIABLE PORTFOLIO - DIVERSIFIED BOND FUND (3/17/2003)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - DIVERSIFIED BOND FUND)
Accumulation unit value at beginning of period                                                         $ 1.04   $ 1.01   $ 1.00
Accumulation unit value at end of period                                                               $ 1.05   $ 1.04   $ 1.01
Number of accumulation units outstanding at end of period (000 omitted)                                   320      332      119

RIVERSOURCE(SM) VARIABLE PORTFOLIO - DIVERSIFIED EQUITY INCOME FUND (3/17/2003)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - DIVERSIFIED EQUITY INCOME FUND)
Accumulation unit value at beginning of period                                                         $ 1.77   $ 1.52   $ 1.00
Accumulation unit value at end of period                                                               $ 1.98   $ 1.77   $ 1.52
Number of accumulation units outstanding at end of period (000 omitted)                                   183       20       14

RIVERSOURCE(SM) VARIABLE PORTFOLIO - EMERGING MARKETS FUND (11/15/2004)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - THREADNEEDLE EMERGING MARKETS FUND)
Accumulation unit value at beginning of period                                                         $ 1.08   $ 1.00       --
Accumulation unit value at end of period                                                               $ 1.43   $ 1.08       --
Number of accumulation units outstanding at end of period (000 omitted)                                   146       16       --

RIVERSOURCE OF NEW YORK VARIABLE ANNUITY ACCOUNT 2 - 29

VARIABLE ACCOUNT CHARGES OF 1.35% OF THE DAILY NET ASSETS OF THE VARIABLE ACCOUNT. (CONTINUED)

YEAR ENDED DEC. 31,                                                                                     2005     2004     2003
-------------------------------------------------------------------------------------------------------------------------------
RIVERSOURCE(SM) VARIABLE PORTFOLIO - GROWTH FUND (3/17/2003)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - GROWTH FUND)
Accumulation unit value at beginning of period                                                         $ 1.33   $ 1.25   $ 1.00
Accumulation unit value at end of period                                                               $ 1.43   $ 1.33   $ 1.25
Number of accumulation units outstanding at end of period (000 omitted)                                    13       13       13

RIVERSOURCE(SM) VARIABLE PORTFOLIO - HIGH YIELD BOND FUND (11/15/2004)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - HIGH YIELD BOND FUND)
Accumulation unit value at beginning of period                                                         $ 1.01   $ 1.00       --
Accumulation unit value at end of period                                                               $ 1.04   $ 1.01       --
Number of accumulation units outstanding at end of period (000 omitted)                                    17       --       --

RIVERSOURCE(SM) VARIABLE PORTFOLIO - INCOME OPPORTUNITIES FUND (11/15/2004)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - INCOME OPPORTUNITIES FUND)
Accumulation unit value at beginning of period                                                         $ 1.01   $ 1.00       --
Accumulation unit value at end of period                                                               $ 1.03   $ 1.01       --
Number of accumulation units outstanding at end of period (000 omitted)                                    --       --       --

RIVERSOURCE(SM) VARIABLE PORTFOLIO - INTERNATIONAL OPPORTUNITY FUND (11/15/2004)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - THREADNEEDLE INTERNATIONAL FUND)
Accumulation unit value at beginning of period                                                         $ 1.06   $ 1.00       --
Accumulation unit value at end of period                                                               $ 1.19   $ 1.06       --
Number of accumulation units outstanding at end of period (000 omitted)                                    --       --       --

RIVERSOURCE(SM) VARIABLE PORTFOLIO - LARGE CAP EQUITY FUND* (11/15/2004)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - LARGE CAP EQUITY FUND)
Accumulation unit value at beginning of period                                                         $ 1.03   $ 1.00       --
Accumulation unit value at end of period                                                               $ 1.08   $ 1.03       --
Number of accumulation units outstanding at end of period (000 omitted)                                   276       37       --

*RIVERSOURCE(SM) VARIABLE PORTFOLIO - NEW DIMENSIONS FUND(R) MERGED INTO RIVERSOURCE(SM) VARIABLE PORTFOLIO - LARGE CAP EQUITY
FUND ON MARCH 17, 2006.

RIVERSOURCE(SM) VARIABLE PORTFOLIO - LARGE CAP VALUE FUND (11/15/2004)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - LARGE CAP VALUE FUND)
Accumulation unit value at beginning of period                                                         $ 1.03   $ 1.00       --
Accumulation unit value at end of period                                                               $ 1.06   $ 1.03       --
Number of accumulation units outstanding at end of period (000 omitted)                                    --       --       --

RIVERSOURCE(SM) VARIABLE PORTFOLIO - MID CAP GROWTH FUND (11/15/2004)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - EQUITY SELECT FUND)
Accumulation unit value at beginning of period                                                         $ 1.04   $ 1.00       --
Accumulation unit value at end of period                                                               $ 1.13   $ 1.04       --
Number of accumulation units outstanding at end of period (000 omitted)                                    --       --       --

RIVERSOURCE(SM) VARIABLE PORTFOLIO - NEW DIMENSIONS FUND(R)* (3/17/2003)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - NEW DIMENSIONS FUND(R))
Accumulation unit value at beginning of period                                                         $ 1.28   $ 1.26   $ 1.00
Accumulation unit value at end of period                                                               $ 1.28   $ 1.28   $ 1.26
Number of accumulation units outstanding at end of period (000 omitted)                                    --       --       --

*RIVERSOURCE(SM) VARIABLE PORTFOLIO - NEW DIMENSIONS FUND(R) MERGED INTO RIVERSOURCE(SM) VARIABLE PORTFOLIO - LARGE CAP EQUITY
FUND ON MARCH 17, 2006.

RIVERSOURCE(SM) VARIABLE PORTFOLIO - S&P 500 INDEX FUND (3/17/2003)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - S&P 500 INDEX FUND)
Accumulation unit value at beginning of period                                                         $ 1.45   $ 1.33   $ 1.00
Accumulation unit value at end of period                                                               $ 1.49   $ 1.45   $ 1.33
Number of accumulation units outstanding at end of period (000 omitted)                                   465      433       72

RIVERSOURCE(SM) VARIABLE PORTFOLIO - SELECT VALUE FUND (11/15/2004)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - PARTNERS SELECT VALUE FUND)
Accumulation unit value at beginning of period                                                         $ 1.04   $ 1.00       --
Accumulation unit value at end of period                                                               $ 1.03   $ 1.04       --
Number of accumulation units outstanding at end of period (000 omitted)                                    --       --       --

RIVERSOURCE(SM) VARIABLE PORTFOLIO - SHORT DURATION U.S. GOVERNMENT FUND (3/17/2003)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - SHORT DURATION U.S. GOVERNMENT FUND)
Accumulation unit value at beginning of period                                                         $ 0.99   $ 0.99   $ 1.00
Accumulation unit value at end of period                                                               $ 0.99   $ 0.99   $ 0.99
Number of accumulation units outstanding at end of period (000 omitted)                                   485      348      271

30 - RIVERSOURCE OF NEW YORK VARIABLE ANNUITY ACCOUNT 2

VARIABLE ACCOUNT CHARGES OF 1.35% OF THE DAILY NET ASSETS OF THE VARIABLE ACCOUNT. (CONTINUED)

YEAR ENDED DEC. 31,                                                                                     2005     2004     2003
-------------------------------------------------------------------------------------------------------------------------------
RIVERSOURCE(SM) VARIABLE PORTFOLIO - SMALL CAP VALUE FUND (3/17/2003)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - PARTNERS SMALL CAP VALUE FUND)
Accumulation unit value at beginning of period                                                         $ 1.77   $ 1.49   $ 1.00
Accumulation unit value at end of period                                                               $ 1.85   $ 1.77   $ 1.49
Number of accumulation units outstanding at end of period (000 omitted)                                   204       36        4

VAN KAMPEN LIFE INVESTMENT TRUST COMSTOCK PORTFOLIO CLASS II SHARES (11/15/2004)
Accumulation unit value at beginning of period                                                         $ 1.03   $ 1.00       --
Accumulation unit value at end of period                                                               $ 1.06   $ 1.03       --
Number of accumulation units outstanding at end of period (000 omitted)                                   648       56       --

VAN KAMPEN UIF U.S. REAL ESTATE PORTFOLIO CLASS II SHARES (11/15/2004)
Accumulation unit value at beginning of period                                                         $ 1.05   $ 1.00       --
Accumulation unit value at end of period                                                               $ 1.21   $ 1.05       --
Number of accumulation units outstanding at end of period (000 omitted)                                     2        1       --

WANGER INTERNATIONAL SMALL CAP (11/15/2004)
Accumulation unit value at beginning of period                                                         $ 1.09   $ 1.00       --
Accumulation unit value at end of period                                                               $ 1.30   $ 1.09       --
Number of accumulation units outstanding at end of period (000 omitted)                                   220       22       --

WANGER U.S. SMALLER COMPANIES (11/15/2004)
Accumulation unit value at beginning of period                                                         $ 1.04   $ 1.00       --
Accumulation unit value at end of period                                                               $ 1.14   $ 1.04       --
Number of accumulation units outstanding at end of period (000 omitted)                                   146       15       --

RIVERSOURCE OF NEW YORK VARIABLE ANNUITY ACCOUNT 2 - 31

VARIABLE ACCOUNT CHARGES OF 1.40% OF THE DAILY NET ASSETS OF THE VARIABLE
ACCOUNT.

YEAR ENDED DEC. 31,                                          2005    2004    2003    2002    2001    2000    1999    1998    1997
----------------------------------------------------------------------------------------------------------------------------------
AIM V.I. BASIC VALUE FUND, SERIES II SHARES (3/17/2003)
Accumulation unit value at beginning of period              $ 1.59  $ 1.45  $ 1.00      --      --      --      --      --      --
Accumulation unit value at end of period                    $ 1.65  $ 1.59  $ 1.45      --      --      --      --      --      --
Number of accumulation units outstanding at
end of period (000 omitted)                                     37      38      29      --      --      --      --      --      --

AIM V.I. CAPITAL DEVELOPMENT FUND, SERIES II SHARES (3/17/2003)
Accumulation unit value at beginning of period              $ 1.60  $ 1.41  $ 1.00      --      --      --      --      --      --
Accumulation unit value at end of period                    $ 1.72  $ 1.60  $ 1.41      --      --      --      --      --      --
Number of accumulation units outstanding
at end of period (000 omitted)                                  --      --      --      --      --      --      --      --      --

AIM V.I. CORE EQUITY FUND, SERIES I SHARES* (11/4/1998)
Accumulation unit value at beginning of period              $ 1.07  $ 1.00  $ 0.81  $ 0.98  $ 1.28  $ 1.52  $ 1.15  $ 1.00      --
Accumulation unit value at end of period                    $ 1.11  $ 1.07  $ 1.00  $ 0.81  $ 0.98  $ 1.28  $ 1.52  $ 1.15      --
Number of accumulation units outstanding
at end of period (000 omitted)                                 540     627     775     866     932     724     381       6      --

*AIM V.I. PREMIER EQUITY FUND, SERIES I SHARES MERGED INTO AIM V.I. CORE EQUITY FUND, SERIES I SHARES ON APRIL 28, 2006.

AIM V.I. INTERNATIONAL GROWTH FUND, SERIES I SHARES (11/4/1998)
Accumulation unit value at beginning of period              $ 1.12  $ 0.92  $ 0.72  $ 0.87  $ 1.15  $ 1.59  $ 1.04  $ 1.00      --
Accumulation unit value at end of period                    $ 1.31  $ 1.12  $ 0.92  $ 0.72  $ 0.87  $ 1.15  $ 1.59  $ 1.04      --
Number of accumulation units outstanding
at end of period (000 omitted)                                 154     207     258     270     344     266     230       4      --

AIM V.I. PREMIER EQUITY FUND, SERIES I SHARES* (11/4/1998)
Accumulation unit value at beginning of period              $ 0.95  $ 0.91  $ 0.74  $ 1.08  $ 1.25  $ 1.48  $ 1.16  $ 1.00      --
Accumulation unit value at end of period                    $ 0.99  $ 0.95  $ 0.91  $ 0.74  $ 1.08  $ 1.25  $ 1.48  $ 1.16      --
Number of accumulation units outstanding
at end of period (000 omitted)                                 453     556     671     703     889     761     482       8      --

*AIM V.I. PREMIER EQUITY FUND, SERIES I SHARES MERGED INTO AIM V.I. CORE EQUITY FUND, SERIES I SHARES ON APRIL 28, 2006.

AIM V.I. PREMIER EQUITY FUND, SERIES II SHARES* (3/17/2003)
Accumulation unit value at beginning of period              $ 1.33  $ 1.28  $ 1.00      --      --      --      --      --      --
Accumulation unit value at end of period                    $ 1.38  $ 1.33  $ 1.28      --      --      --      --      --      --
Number of accumulation units outstanding
at end of period (000 omitted)                                  --      --      --      --      --      --      --      --      --

*AIM V.I. PREMIER EQUITY FUND, SERIES II SHARES MERGED INTO AIM V.I. CORE EQUITY FUND, SERIES II SHARES ON APRIL 28, 2006.

ALLIANCEBERNSTEIN VPS GLOBAL TECHNOLOGY PORTFOLIO (CLASS B) (3/17/2003)
Accumulation unit value at beginning of period              $ 1.46  $ 1.41  $ 1.00      --      --      --      --      --      --
Accumulation unit value at end of period                    $ 1.49  $ 1.46  $ 1.41      --      --      --      --      --      --
Number of accumulation units outstanding
at end of period (000 omitted)                                   4       4      --      --      --      --      --      --      --

ALLIANCEBERNSTEIN VPS GROWTH AND INCOME PORTFOLIO (CLASS B) (3/17/2003)
Accumulation unit value at beginning of period              $ 1.51  $ 1.37  $ 1.00      --      --      --      --      --      --
Accumulation unit value at end of period                    $ 1.55  $ 1.51  $ 1.37      --      --      --      --      --      --
Number of accumulation units outstanding
at end of period (000 omitted)                                  23      15       4      --      --      --      --      --      --

ALLIANCEBERNSTEIN VPS LARGE CAP GROWTH PORTFOLIO (CLASS B) (3/17/2003)
Accumulation unit value at beginning of period              $ 1.36  $ 1.28  $ 1.00      --      --      --      --      --      --
Accumulation unit value at end of period                    $ 1.55  $ 1.36  $ 1.28      --      --      --      --      --      --
Number of accumulation units outstanding
at end of period (000 omitted)                                 109     110      37      --      --      --      --      --      --

ALLIANCEBERNSTEIN VPS BALANCED SHARES PORTFOLIO (CLASS B) (3/17/2003)
(PREVIOUSLY ALLIANCEBERNSTEIN VP TOTAL RETURN PORTFOLIO (CLASS B))
Accumulation unit value at beginning of period              $ 1.26  $ 1.17  $ 1.00      --      --      --      --      --      --
Accumulation unit value at end of period                    $ 1.28  $ 1.26  $ 1.17      --      --      --      --      --      --
Number of accumulation units outstanding
at end of period (000 omitted)                                  13      22      --      --      --      --      --      --      --

AMERICAN CENTURY VP INCOME & GROWTH, CLASS I (11/4/1998)
Accumulation unit value at beginning of period              $ 1.15  $ 1.03  $ 0.81  $ 1.02  $ 1.13  $ 1.28  $ 1.10  $ 1.00      --
Accumulation unit value at end of period                    $ 1.19  $ 1.15  $ 1.03  $ 0.81  $ 1.02  $ 1.13  $ 1.28  $ 1.10      --
Number of accumulation units outstanding
at end of period (000 omitted)                                 239     256     318     389     403     278     180       8      --

AMERICAN CENTURY VP VALUE, CLASS I (11/4/1998)
Accumulation unit value at beginning of period              $ 1.56  $ 1.38  $ 1.09  $ 1.26  $ 1.13  $ 0.97  $ 1.00  $ 1.00      --
Accumulation unit value at end of period                    $ 1.61  $ 1.56  $ 1.38  $ 1.09  $ 1.26  $ 1.13  $ 0.97  $ 1.00      --
Number of accumulation units outstanding
at end of period (000 omitted)                                 136     144     168     184     192     199     116       3      --

FIDELITY(R) VIP CONTRAFUND(R) PORTFOLIO SERVICE CLASS 2 (3/17/2003)
Accumulation unit value at beginning of period              $ 1.51  $ 1.33  $ 1.00      --      --      --      --      --      --
Accumulation unit value at end of period                    $ 1.74  $ 1.51  $ 1.33      --      --      --      --      --      --
Number of accumulation units outstanding
at end of period (000 omitted)                                 137     138      --      --      --      --      --      --      --

32 - RIVERSOURCE OF NEW YORK VARIABLE ANNUITY ACCOUNT 2

VARIABLE ACCOUNT CHARGES OF 1.40% OF THE DAILY NET ASSETS OF THE VARIABLE ACCOUNT. (CONTINUED)

YEAR ENDED DEC. 31,                                          2005    2004    2003    2002    2001    2000    1999    1998    1997
----------------------------------------------------------------------------------------------------------------------------------
FIDELITY(R) VIP GROWTH PORTFOLIO SERVICE CLASS 2 (3/17/2003)
Accumulation unit value at beginning of period              $ 1.41  $ 1.38  $ 1.00      --      --      --      --      --      --
Accumulation unit value at end of period                    $ 1.46  $ 1.41  $ 1.38      --      --      --      --      --      --
Number of accumulation units outstanding
at end of period (000 omitted)                                  55      55       6      --      --      --      --      --      --

FIDELITY(R) VIP MID CAP PORTFOLIO SERVICE CLASS 2 (3/17/2003)
Accumulation unit value at beginning of period              $ 1.81  $ 1.48  $ 1.00      --      --      --      --      --      --
Accumulation unit value at end of period                    $ 2.11  $ 1.81  $ 1.48      --      --      --      --      --      --
Number of accumulation units outstanding
at end of period (000 omitted)                                 116     126      29      --      --      --      --      --      --

FIDELITY(R) VIP OVERSEAS PORTFOLIO SERVICE CLASS 2 (3/17/2003)
Accumulation unit value at beginning of period              $ 1.75  $ 1.57  $ 1.00      --      --      --      --      --      --
Accumulation unit value at end of period                    $ 2.05  $ 1.75  $ 1.57      --      --      --      --      --      --
Number of accumulation units outstanding
at end of period (000 omitted)                                  29      37      --      --      --      --      --      --      --

FTVIPT FRANKLIN REAL ESTATE FUND - CLASS 2 (3/17/2003)
Accumulation unit value at beginning of period              $ 1.75  $ 1.35  $ 1.00      --      --      --      --      --      --
Accumulation unit value at end of period                    $ 1.96  $ 1.75  $ 1.35      --      --      --      --      --      --
Number of accumulation units outstanding
at end of period (000 omitted)                                  --      --      --      --      --      --      --      --      --

FTVIPT FRANKLIN SMALL CAP VALUE SECURITIES FUND - CLASS 2 (3/17/2003)
Accumulation unit value at beginning of period              $ 1.81  $ 1.48  $ 1.00      --      --      --      --      --      --
Accumulation unit value at end of period                    $ 1.94  $ 1.81  $ 1.48      --      --      --      --      --      --
Number of accumulation units outstanding
at end of period (000 omitted)                                   2       2       2      --      --      --      --      --      --

FTVIPT FRANKLIN SMALL-MID CAP GROWTH SECURITIES FUND - CLASS 2 (3/17/2003)
Accumulation unit value at beginning of period              $ 1.61  $ 1.47  $ 1.00      --      --      --      --      --      --
Accumulation unit value at end of period                    $ 1.66  $ 1.61  $ 1.47      --      --      --      --      --      --
Number of accumulation units outstanding
at end of period (000 omitted)                                   8       8       3      --      --      --      --      --      --

FTVIPT MUTUAL SHARES SECURITIES FUND - CLASS 2 (3/17/2003)
Accumulation unit value at beginning of period              $ 1.41  $ 1.27  $ 1.00      --      --      --      --      --      --
Accumulation unit value at end of period                    $ 1.54  $ 1.41  $ 1.27      --      --      --      --      --      --
Number of accumulation units outstanding
at end of period (000 omitted)                                 412     403     134      --      --      --      --      --      --

FTVIPT TEMPLETON FOREIGN SECURITIES FUND - CLASS 2 (3/17/2003)
Accumulation unit value at beginning of period              $ 1.67  $ 1.43  $ 1.00      --      --      --      --      --      --
Accumulation unit value at end of period                    $ 1.81  $ 1.67  $ 1.43      --      --      --      --      --      --
Number of accumulation units outstanding
at end of period (000 omitted)                                  16      17       2      --      --      --      --      --      --

JANUS ASPEN SERIES BALANCED PORTFOLIO: INSTITUTIONAL SHARES (11/4/1998)
Accumulation unit value at beginning of period              $ 1.45  $ 1.36  $ 1.21  $ 1.31  $ 1.39  $ 1.44  $ 1.15  $ 1.00      --
Accumulation unit value at end of period                    $ 1.54  $ 1.45  $ 1.36  $ 1.21  $ 1.31  $ 1.39  $ 1.44  $ 1.15      --
Number of accumulation units outstanding
at end of period (000 omitted)                               2,071   2,464   2,892   3,214   3,536   3,145   1,783      37      --

JANUS ASPEN SERIES WORLDWIDE GROWTH PORTFOLIO: INSTITUTIONAL SHARES (11/4/1998)
Accumulation unit value at beginning of period              $ 1.07  $ 1.04  $ 0.85  $ 1.16  $ 1.51  $ 1.82  $ 1.12  $ 1.00      --
Accumulation unit value at end of period                    $ 1.12  $ 1.07  $ 1.04  $ 0.85  $ 1.16  $ 1.51  $ 1.82  $ 1.12      --
Number of accumulation units outstanding
at end of period (000 omitted)                                 468     558     636     677     746     648     280      11      --

MFS(R) INVESTORS GROWTH STOCK SERIES - SERVICE CLASS (3/17/2003)
Accumulation unit value at beginning of period              $ 1.35  $ 1.25  $ 1.00      --      --      --      --      --      --
Accumulation unit value at end of period                    $ 1.38  $ 1.35  $ 1.25      --      --      --      --      --      --
Number of accumulation units outstanding
at end of period (000 omitted)                                  --      --      --      --      --      --      --      --      --

MFS(R) NEW DISCOVERY SERIES - SERVICE CLASS (3/17/2003)
Accumulation unit value at beginning of period              $ 1.47  $ 1.40  $ 1.00      --      --      --      --      --      --
Accumulation unit value at end of period                    $ 1.52  $ 1.47  $ 1.40      --      --      --      --      --      --
Number of accumulation units outstanding
at end of period (000 omitted)                                  15      15      --      --      --      --      --      --      --

MFS(R) TOTAL RETURN SERIES - SERVICE CLASS (3/17/2003)
Accumulation unit value at beginning of period              $ 1.28  $ 1.17  $ 1.00      --      --      --      --      --      --
Accumulation unit value at end of period                    $ 1.30  $ 1.28  $ 1.17      --      --      --      --      --      --
Number of accumulation units outstanding
at end of period (000 omitted)                                  77      79      13      --      --      --      --      --      --

MFS(R) UTILITIES SERIES - SERVICE CLASS (3/17/2003)
Accumulation unit value at beginning of period              $ 1.70  $ 1.33  $ 1.00      --      --      --      --      --      --
Accumulation unit value at end of period                    $ 1.96  $ 1.70  $ 1.33      --      --      --      --      --      --
Number of accumulation units outstanding
at end of period (000 omitted)                                   2       2      --      --      --      --      --      --      --

RIVERSOURCE OF NEW YORK VARIABLE ANNUITY ACCOUNT 2 - 33

VARIABLE ACCOUNT CHARGES OF 1.40% OF THE DAILY NET ASSETS OF THE VARIABLE ACCOUNT. (CONTINUED)

YEAR ENDED DEC. 31,                                          2005    2004    2003    2002    2001    2000    1999    1998    1997
----------------------------------------------------------------------------------------------------------------------------------
OPCAP EQUITY PORTFOLIO (11/4/1998)
Accumulation unit value at beginning of period              $ 1.12  $ 1.02  $ 0.80  $ 1.03  $ 1.13  $ 1.04  $ 1.03  $ 1.00      --
Accumulation unit value at end of period                    $ 1.18  $ 1.12  $ 1.02  $ 0.80  $ 1.03  $ 1.13  $ 1.04  $ 1.03      --
Number of accumulation units outstanding
at end of period (000 omitted)                                 110     118     143     149     162     164     101       3      --

OPCAP MANAGED PORTFOLIO (10/27/1997)
Accumulation unit value at beginning of period              $ 1.23  $ 1.13  $ 0.94  $ 1.15  $ 1.22  $ 1.13  $ 1.09  $ 1.03  $ 1.00
Accumulation unit value at end of period                    $ 1.28  $ 1.23  $ 1.13  $ 0.94  $ 1.15  $ 1.22  $ 1.13  $ 1.09  $ 1.03
Number of accumulation units outstanding
at end of period (000 omitted)                                 614     736     941     989   1,278   1,378   1,293   1,274      --

OPCAP SMALL CAP PORTFOLIO (11/4/1998)
Accumulation unit value at beginning of period              $ 1.90  $ 1.63  $ 1.16  $ 1.50  $ 1.41  $ 0.99  $ 1.02  $ 1.00      --
Accumulation unit value at end of period                    $ 1.87  $ 1.90  $ 1.63  $ 1.16  $ 1.50  $ 1.41  $ 0.99  $ 1.02      --
Number of accumulation units outstanding
at end of period (000 omitted)                                 111     121     154     148     177     187     125       8      --

OPPENHEIMER CAPITAL APPRECIATION FUND/VA (11/4/1998)
Accumulation unit value at beginning of period              $ 1.32  $ 1.26  $ 0.97  $ 1.35  $ 1.56  $ 1.59  $ 1.14  $ 1.00      --
Accumulation unit value at end of period                    $ 1.37  $ 1.32  $ 1.26  $ 0.97  $ 1.35  $ 1.56  $ 1.59  $ 1.14      --
Number of accumulation units outstanding
at end of period (000 omitted)                                 524     586     633     657     742     507     329      12      --

OPPENHEIMER CAPITAL APPRECIATION FUND/VA, SERVICE SHARES (3/17/2003)
Accumulation unit value at beginning of period              $ 1.43  $ 1.36  $ 1.00      --      --      --      --      --      --
Accumulation unit value at end of period                    $ 1.48  $ 1.43  $ 1.36      --      --      --      --      --      --
Number of accumulation units outstanding
at end of period (000 omitted)                                 183     169       8      --      --      --      --      --      --

OPPENHEIMER GLOBAL SECURITIES FUND/VA, SERVICE SHARES (3/17/2003)
Accumulation unit value at beginning of period              $ 1.81  $ 1.54  $ 1.00      --      --      --      --      --      --
Accumulation unit value at end of period                    $ 2.03  $ 1.81  $ 1.54      --      --      --      --      --      --
Number of accumulation units outstanding
at end of period (000 omitted)                                  29      32      --      --      --      --      --      --      --

OPPENHEIMER HIGH INCOME FUND/VA (11/4/1998)
Accumulation unit value at beginning of period              $ 1.30  $ 1.21  $ 0.99  $ 1.02  $ 1.02  $ 1.07  $ 1.04  $ 1.00      --
Accumulation unit value at end of period                    $ 1.31  $ 1.30  $ 1.21  $ 0.99  $ 1.02  $ 1.02  $ 1.07  $ 1.04      --
Number of accumulation units outstanding
at end of period (000 omitted)                                 247     266     280     318     408     344     253       6      --

OPPENHEIMER HIGH INCOME FUND/VA, SERVICE SHARES (3/17/2003)
Accumulation unit value at beginning of period              $ 1.26  $ 1.18  $ 1.00      --      --      --      --      --      --
Accumulation unit value at end of period                    $ 1.27  $ 1.26  $ 1.18      --      --      --      --      --      --
Number of accumulation units outstanding
at end of period (000 omitted)                                   9       9       4      --      --      --      --      --      --

OPPENHEIMER MAIN STREET SMALL CAP FUND/VA, SERVICE SHARES (3/17/2003)
Accumulation unit value at beginning of period              $ 1.80  $ 1.53  $ 1.00      --      --      --      --      --      --
Accumulation unit value at end of period                    $ 1.94  $ 1.80  $ 1.53      --      --      --      --      --      --
Number of accumulation units outstanding
at end of period (000 omitted)                                 111     111       3      --      --      --      --      --      --

OPPENHEIMER STRATEGIC BOND FUND/VA, SERVICE SHARES (3/17/2003)
Accumulation unit value at beginning of period              $ 1.21  $ 1.13  $ 1.00      --      --      --      --      --      --
Accumulation unit value at end of period                    $ 1.22  $ 1.21  $ 1.13      --      --      --      --      --      --
Number of accumulation units outstanding
at end of period (000 omitted)                                 401     371     141      --      --      --      --      --      --

PUTNAM VT DIVERSIFIED INCOME FUND - CLASS IA SHARES (10/27/1997)
Accumulation unit value at beginning of period              $ 1.34  $ 1.24  $ 1.05  $ 1.00  $ 0.98  $ 0.99  $ 0.99  $ 1.01  $ 1.00
Accumulation unit value at end of period                    $ 1.37  $ 1.34  $ 1.24  $ 1.05  $ 1.00  $ 0.98  $ 0.99  $ 0.99  $ 1.01
Number of accumulation units outstanding
at end of period (000 omitted)                                 117     240     290     372     472     546     605     662      --

PUTNAM VT DIVERSIFIED INCOME FUND - CLASS IB SHARES (11/4/1998)
Accumulation unit value at beginning of period              $ 1.37  $ 1.28  $ 1.08  $ 1.03  $ 1.01  $ 1.03  $ 1.02  $ 1.00      --
Accumulation unit value at end of period                    $ 1.40  $ 1.37  $ 1.28  $ 1.08  $ 1.03  $ 1.01  $ 1.03  $ 1.02      --
Number of accumulation units outstanding
at end of period (000 omitted)                                 358     412     451     546     676     553     428      14      --

PUTNAM VT GROWTH AND INCOME FUND - CLASS IA SHARES (10/27/1997)
Accumulation unit value at beginning of period              $ 1.33  $ 1.21  $ 0.96  $ 1.20  $ 1.30  $ 1.21  $ 1.21  $ 1.07  $ 1.00
Accumulation unit value at end of period                    $ 1.38  $ 1.33  $ 1.21  $ 0.96  $ 1.20  $ 1.30  $ 1.21  $ 1.21  $ 1.07
Number of accumulation units outstanding
at end of period (000 omitted)                                 350     558     731     878   1,284   1,528   1,585   1,538      --

PUTNAM VT GROWTH AND INCOME FUND - CLASS IB SHARES (11/4/1998)
Accumulation unit value at beginning of period              $ 1.15  $ 1.05  $ 0.83  $ 1.04  $ 1.13  $ 1.06  $ 1.06  $ 1.00      --
Accumulation unit value at end of period                    $ 1.19  $ 1.15  $ 1.05  $ 0.83  $ 1.04  $ 1.13  $ 1.06  $ 1.06      --
Number of accumulation units outstanding
at end of period (000 omitted)                                 997   1,260   1,479   1,621   1,769   1,720     866      17      --

34 - RIVERSOURCE OF NEW YORK VARIABLE ANNUITY ACCOUNT 2

VARIABLE ACCOUNT CHARGES OF 1.40% OF THE DAILY NET ASSETS OF THE VARIABLE ACCOUNT. (CONTINUED)

YEAR ENDED DEC. 31,                                          2005    2004    2003    2002    2001    2000    1999    1998    1997
----------------------------------------------------------------------------------------------------------------------------------
PUTNAM VT HIGH YIELD FUND - CLASS IA SHARES (10/27/1997)
Accumulation unit value at beginning of period              $ 1.23  $ 1.12  $ 0.90  $ 0.91  $ 0.89  $ 0.99  $ 0.94  $ 1.02  $ 1.00
Accumulation unit value at end of period                    $ 1.25  $ 1.23  $ 1.12  $ 0.90  $ 0.91  $ 0.89  $ 0.99  $ 0.94  $ 1.02
Number of accumulation units outstanding
at end of period (000 omitted)                                 170     304     390     473     674     770     859   1,150      --

PUTNAM VT HIGH YIELD FUND - CLASS IB SHARES (11/4/1998)
Accumulation unit value at beginning of period              $ 1.33  $ 1.22  $ 0.98  $ 1.00  $ 0.98  $ 1.08  $ 1.04  $ 1.00      --
Accumulation unit value at end of period                    $ 1.35  $ 1.33  $ 1.22  $ 0.98  $ 1.00  $ 0.98  $ 1.08  $ 1.04      --
Number of accumulation units outstanding
at end of period (000 omitted)                                 187     207     221     263     324     305     235      14      --

PUTNAM VT INTERNATIONAL EQUITY FUND - CLASS IB SHARES (3/17/2003)
Accumulation unit value at beginning of period              $ 1.59  $ 1.39  $ 1.00      --      --      --      --      --      --
Accumulation unit value at end of period                    $ 1.76  $ 1.59  $ 1.39      --      --      --      --      --      --
Number of accumulation units outstanding
at end of period (000 omitted)                                  34      34      30      --      --      --      --      --      --

PUTNAM VT NEW OPPORTUNITIES FUND - CLASS IA SHARES (10/27/1997)
Accumulation unit value at beginning of period              $ 1.07  $ 0.98  $ 0.75  $ 1.09  $ 1.57  $ 2.16  $ 1.29  $ 1.05  $ 1.00
Accumulation unit value at end of period                    $ 1.16  $ 1.07  $ 0.98  $ 0.75  $ 1.09  $ 1.57  $ 2.16  $ 1.29  $ 1.05
Number of accumulation units outstanding
at end of period (000 omitted)                                 123     206     261     317     513     516     471     411      --

PUTNAM VT RESEARCH FUND - CLASS IB SHARES (3/17/2003)
Accumulation unit value at beginning of period              $ 1.41  $ 1.33  $ 1.00      --      --      --      --      --      --
Accumulation unit value at end of period                    $ 1.46  $ 1.41  $ 1.33      --      --      --      --      --      --
Number of accumulation units outstanding
at end of period (000 omitted)                                  --      --      --      --      --      --      --      --      --

PUTNAM VT VISTA FUND - CLASS IB SHARES (3/17/2003)
Accumulation unit value at beginning of period              $ 1.60  $ 1.37  $ 1.00      --      --      --      --      --      --
Accumulation unit value at end of period                    $ 1.77  $ 1.60  $ 1.37      --      --      --      --      --      --
Number of accumulation units outstanding
at end of period (000 omitted)                                   1       1       1      --      --      --      --      --      --

PUTNAM VT VOYAGER FUND - CLASS IB SHARES (11/4/1998)
Accumulation unit value at beginning of period              $ 1.06  $ 1.02  $ 0.83  $ 1.14  $ 1.50  $ 1.82  $ 1.17  $ 1.00      --
Accumulation unit value at end of period                    $ 1.10  $ 1.06  $ 1.02  $ 0.83  $ 1.14  $ 1.50  $ 1.82  $ 1.17      --
Number of accumulation units outstanding
at end of period (000 omitted)                                 760     883     995   1,116   1,324   1,073     538      14      --

RIVERSOURCE(SM) VARIABLE PORTFOLIO - BALANCED FUND (10/24/1997)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - MANAGED FUND)
Accumulation unit value at beginning of period              $ 1.14  $ 1.05  $ 0.89  $ 1.03  $ 1.17  $ 1.22  $ 1.07  $ 0.97  $ 1.00
Accumulation unit value at end of period                    $ 1.16  $ 1.14  $ 1.05  $ 0.89  $ 1.03  $ 1.17  $ 1.22  $ 1.07  $ 0.97
Number of accumulation units outstanding
at end of period (000 omitted)                               1,170   1,724   2,090   2,318   2,216   2,219   1,962   1,650      --

RIVERSOURCE(SM) VARIABLE PORTFOLIO - CASH MANAGEMENT FUND (10/24/1997)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - CASH MANAGEMENT FUND)
Accumulation unit value at beginning of period              $ 1.06  $ 1.06  $ 1.07  $ 1.08  $ 1.05  $ 1.01  $ 1.01  $ 1.00  $ 1.00
Accumulation unit value at end of period                    $ 1.07  $ 1.06  $ 1.06  $ 1.07  $ 1.08  $ 1.05  $ 1.01  $ 1.01  $ 1.00
Number of accumulation units outstanding
at end of period (000 omitted)                                 379      45      41      47      50      59      --      13      --

RIVERSOURCE(SM) VARIABLE PORTFOLIO - DIVERSIFIED BOND FUND (10/24/1997)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - DIVERSIFIED BOND FUND)
Accumulation unit value at beginning of period              $ 1.19  $ 1.15  $ 1.12  $ 1.08  $ 1.01  $ 0.97  $ 0.97  $ 0.97  $ 1.00
Accumulation unit value at end of period                    $ 1.20  $ 1.19  $ 1.15  $ 1.12  $ 1.08  $ 1.01  $ 0.97  $ 0.97  $ 0.97
Number of accumulation units outstanding
at end of period (000 omitted)                                 548     664     701     794     943   1,016     898     566      --

RIVERSOURCE(SM) VARIABLE PORTFOLIO - DIVERSIFIED EQUITY INCOME FUND (3/17/2003)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - DIVERSIFIED EQUITY INCOME FUND)
Accumulation unit value at beginning of period              $ 1.77  $ 1.52  $ 1.00      --      --      --      --      --      --
Accumulation unit value at end of period                    $ 1.98  $ 1.77  $ 1.52      --      --      --      --      --      --
Number of accumulation units outstanding
at end of period (000 omitted)                                   5       5       1      --      --      --      --      --      --

RIVERSOURCE(SM) VARIABLE PORTFOLIO - GROWTH FUND (3/17/2003)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - GROWTH FUND)
Accumulation unit value at beginning of period              $ 1.33  $ 1.25  $ 1.00      --      --      --      --      --      --
Accumulation unit value at end of period                    $ 1.43  $ 1.33  $ 1.25      --      --      --      --      --      --
Number of accumulation units outstanding
at end of period (000 omitted)                                  --      --      --      --      --      --      --      --      --

RIVERSOURCE(SM) VARIABLE PORTFOLIO - INTERNATIONAL OPPORTUNITY FUND (10/24/1997)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - THREADNEEDLE INTERNATIONAL FUND)
Accumulation unit value at beginning of period              $ 0.98  $ 0.85  $ 0.67  $ 0.83  $ 1.18  $ 1.60  $ 1.11  $ 0.97  $ 1.00
Accumulation unit value at end of period                    $ 1.10  $ 0.98  $ 0.85  $ 0.67  $ 0.83  $ 1.18  $ 1.60  $ 1.11  $ 0.97
Number of accumulation units outstanding
at end of period (000 omitted)                                 137     182     222     231     257     192     143      56      --

RIVERSOURCE OF NEW YORK VARIABLE ANNUITY ACCOUNT 2 - 35

VARIABLE ACCOUNT CHARGES OF 1.40% OF THE DAILY NET ASSETS OF THE VARIABLE ACCOUNT. (CONTINUED)

YEAR ENDED DEC. 31,                                          2005    2004    2003    2002    2001    2000    1999    1998    1997
----------------------------------------------------------------------------------------------------------------------------------
RIVERSOURCE(SM) VARIABLE PORTFOLIO - LARGE CAP EQUITY FUND* (10/24/1997)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - LARGE CAP EQUITY FUND)
Accumulation unit value at beginning of period              $ 1.02  $ 0.97  $ 0.76  $ 0.99  $ 1.23  $ 1.51  $ 1.24  $ 1.01  $ 1.00
Accumulation unit value at end of period                    $ 1.06  $ 1.02  $ 0.97  $ 0.76  $ 0.99  $ 1.23  $ 1.51  $ 1.24  $ 1.01
Number of accumulation units outstanding
at end of period (000 omitted)                                 327     497     584     650     963     970     861     753      --

*RIVERSOURCE(SM) VARIABLE PORTFOLIO - NEW DIMENSIONS FUND(R) MERGED INTO RIVERSOURCE(SM) VARIABLE PORTFOLIO - LARGE CAP EQUITY
FUND ON MARCH 17, 2006.

RIVERSOURCE(SM) VARIABLE PORTFOLIO - NEW DIMENSIONS FUND(R)* (11/4/1998)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - NEW DIMENSIONS FUND(R))
Accumulation unit value at beginning of period              $ 1.06  $ 1.04  $ 0.85  $ 1.10  $ 1.34  $ 1.50  $ 1.15  $ 1.00      --
Accumulation unit value at end of period                    $ 1.06  $ 1.06  $ 1.04  $ 0.85  $ 1.10  $ 1.34  $ 1.50  $ 1.15      --
Number of accumulation units outstanding
at end of period (000omitted)                                  129     139     150     155     151     119      88       4      --

*RIVERSOURCE(SM) VARIABLE PORTFOLIO - NEW DIMENSIONS FUND(R) MERGED INTO RIVERSOURCE(SM) VARIABLE PORTFOLIO - LARGE CAP EQUITY
FUND ON MARCH 17, 2006.

RIVERSOURCE(SM) VARIABLE PORTFOLIO - S&P 500 INDEX FUND (3/17/2003)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - S&P 500 INDEX FUND)
Accumulation unit value at beginning of period              $ 1.44  $ 1.33  $ 1.00      --      --      --      --      --      --
Accumulation unit value at end of period                    $ 1.49  $ 1.44  $ 1.33      --      --      --      --      --      --
Number of accumulation units outstanding
at end of period (000 omitted)                                  32      38      --      --      --      --      --      --      --

RIVERSOURCE(SM) VARIABLE PORTFOLIO - SHORT DURATION U.S. GOVERNMENT FUND (3/17/2003)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - SHORT DURATION U.S. GOVERNMENT FUND)
Accumulation unit value at beginning of period              $ 0.99  $ 0.99  $ 1.00      --      --      --      --      --      --
Accumulation unit value at end of period                    $ 0.99  $ 0.99  $ 0.99      --      --      --      --      --      --
Number of accumulation units outstanding
at end of period (000 omitted)                                  53      53      10      --      --      --      --      --      --

RIVERSOURCE(SM) VARIABLE PORTFOLIO - SMALL CAP VALUE FUND (3/17/2003)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - PARTNERS SMALL CAP VALUE FUND)
Accumulation unit value at beginning of period              $ 1.77  $ 1.49  $ 1.00      --      --      --      --      --      --
Accumulation unit value at end of period                    $ 1.84  $ 1.77  $ 1.49      --      --      --      --      --      --
Number of accumulation units outstanding
at end of period (000 omitted)                                  10      10       2      --      --      --      --      --      --

RIVERSOURCE(SM) VARIABLE PORTFOLIO - STRATEGY AGGRESSIVE FUND* (10/24/1997)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - STRATEGY AGGRESSIVE FUND)
Accumulation unit value at beginning of period              $ 0.76  $ 0.71  $ 0.56  $ 0.83  $ 1.26  $ 1.57  $ 0.93  $ 0.92  $ 1.00
Accumulation unit value at end of period                    $ 0.82  $ 0.76  $ 0.71  $ 0.56  $ 0.83  $ 1.26  $ 1.57  $ 0.93  $ 0.92
Number of accumulation units outstanding
at end of period (000 omitted)                                 293     409     476     511     626     438     427     269      --

*RIVERSOURCE(SM) VARIABLE PORTFOLIO - STRATEGY AGGRESSIVE FUND MERGED INTO RIVERSOURCE(SM) VARIABLE PORTFOLIO - MID CAP GROWTH
FUND ON MARCH 17, 2006.

36 - RIVERSOURCE OF NEW YORK VARIABLE ANNUITY ACCOUNT 2

VARIABLE ACCOUNT CHARGES OF 1.50% OF THE DAILY NET ASSETS OF THE VARIABLE
ACCOUNT.

YEAR ENDED DEC. 31,                                                                                     2005     2004
----------------------------------------------------------------------------------------------------------------------
AIM V.I. BASIC VALUE FUND, SERIES II SHARES (11/15/2004)
Accumulation unit value at beginning of period                                                         $ 1.03   $ 1.00
Accumulation unit value at end of period                                                               $ 1.07   $ 1.03
Number of accumulation units outstanding at end of period (000 omitted)                                    84       11

AIM V.I. CAPITAL DEVELOPMENT FUND, SERIES II SHARES (11/15/2004)
Accumulation unit value at beginning of period                                                         $ 1.05   $ 1.00
Accumulation unit value at end of period                                                               $ 1.13   $ 1.05
Number of accumulation units outstanding at end of period (000 omitted)                                    --       --

AIM V.I. MID CAP CORE EQUITY FUND, SERIES II SHARES (11/15/2004)
Accumulation unit value at beginning of period                                                         $ 1.03   $ 1.00
Accumulation unit value at end of period                                                               $ 1.08   $ 1.03
Number of accumulation units outstanding at end of period (000 omitted)                                    22        3

ALLIANCEBERNSTEIN VPS GROWTH AND INCOME PORTFOLIO (CLASS B) (11/15/2004)
Accumulation unit value at beginning of period                                                         $ 1.03   $ 1.00
Accumulation unit value at end of period                                                               $ 1.06   $ 1.03
Number of accumulation units outstanding at end of period (000 omitted)                                    --       --

ALLIANCEBERNSTEIN VPS INTERNATIONAL VALUE PORTFOLIO (CLASS B) (11/15/2004)
Accumulation unit value at beginning of period                                                         $ 1.05   $ 1.00
Accumulation unit value at end of period                                                               $ 1.21   $ 1.05
Number of accumulation units outstanding at end of period (000 omitted)                                   157        6

ALLIANCEBERNSTEIN VPS BALANCED SHARES PORTFOLIO (CLASS B) (11/15/2004)
(PREVIOUSLY ALLIANCEBERNSTEIN VP TOTAL RETURN PORTFOLIO (CLASS B))
Accumulation unit value at beginning of period                                                         $ 1.02   $ 1.00
Accumulation unit value at end of period                                                               $ 1.04   $ 1.02
Number of accumulation units outstanding at end of period (000 omitted)                                    16       --

AMERICAN CENTURY VP INFLATION PROTECTION, CLASS II (11/15/2004)
Accumulation unit value at beginning of period                                                         $ 1.01   $ 1.00
Accumulation unit value at end of period                                                               $ 1.01   $ 1.01
Number of accumulation units outstanding at end of period (000 omitted)                                   264       13

AMERICAN CENTURY VP INTERNATIONAL, CLASS II (11/15/2004)
Accumulation unit value at beginning of period                                                         $ 1.06   $ 1.00
Accumulation unit value at end of period                                                               $ 1.18   $ 1.06
Number of accumulation units outstanding at end of period (000 omitted)                                    --       --

AMERICAN CENTURY VP ULTRA(R), CLASS II (11/15/2004)
Accumulation unit value at beginning of period                                                         $ 1.03   $ 1.00
Accumulation unit value at end of period                                                               $ 1.03   $ 1.03
Number of accumulation units outstanding at end of period (000 omitted)                                   259        9

AMERICAN CENTURY VP VALUE, CLASS II (11/15/2004)
Accumulation unit value at beginning of period                                                         $ 1.04   $ 1.00
Accumulation unit value at end of period                                                               $ 1.07   $ 1.04
Number of accumulation units outstanding at end of period (000 omitted)                                    --       --

COLUMBIA SMALL CAP VALUE FUND, VARIABLE SERIES, CLASS B (11/15/2004)
(PREVIOUSLY COLONIAL SMALL CAP VALUE FUND, VARIABLE SERIES, CLASS B)
Accumulation unit value at beginning of period                                                         $ 1.06   $ 1.00
Accumulation unit value at end of period                                                               $ 1.10   $ 1.06
Number of accumulation units outstanding at end of period (000 omitted)                                    --       --

COLUMBIA HIGH YIELD FUND, VARIABLE SERIES, CLASS B* (11/15/2004)
Accumulation unit value at beginning of period                                                         $ 1.00   $ 1.00
Accumulation unit value at end of period                                                               $ 1.01   $ 1.00
Number of accumulation units outstanding at end of period (000 omitted)                                    54        6

*COLUMBIA HIGH YIELD FUND, VARIABLE SERIES, CLASS B MERGED INTO NATIONS HIGH YIELD BOND PORTFOLIO ON APRIL 28, 2006.
ON MAY 1, 2006, NATIONS HIGH YIELD BOND PORTFOLIO CHANGED ITS NAME TO COLUMBIA HIGH YIELD FUND, VARIABLE SERIES,
CLASS B.

RIVERSOURCE OF NEW YORK VARIABLE ANNUITY ACCOUNT 2 - 37

VARIABLE ACCOUNT CHARGES OF 1.50% OF THE DAILY NET ASSETS OF THE VARIABLE ACCOUNT. (CONTINUED)

YEAR ENDED DEC. 31,                                                                                     2005     2004
----------------------------------------------------------------------------------------------------------------------
DREYFUS INVESTMENT PORTFOLIOS MIDCAP STOCK PORTFOLIO, SERVICE SHARES (11/15/2004)
Accumulation unit value at beginning of period                                                         $ 1.04   $ 1.00
Accumulation unit value at end of period                                                               $ 1.12   $ 1.04
Number of accumulation units outstanding at end of period (000 omitted)                                    12       --

DREYFUS INVESTMENT PORTFOLIOS TECHNOLOGY GROWTH PORTFOLIO, SERVICE SHARES (11/15/2004)
Accumulation unit value at beginning of period                                                         $ 1.02   $ 1.00
Accumulation unit value at end of period                                                               $ 1.04   $ 1.02
Number of accumulation units outstanding at end of period (000 omitted)                                    60        2

DREYFUS VARIABLE INVESTMENT FUND APPRECIATION PORTFOLIO, SERVICE SHARES (11/15/2004)
Accumulation unit value at beginning of period                                                         $ 1.02   $ 1.00
Accumulation unit value at end of period                                                               $ 1.05   $ 1.02
Number of accumulation units outstanding at end of period (000 omitted)                                    --       --

DREYFUS VARIABLE INVESTMENT FUND INTERNATIONAL VALUE PORTFOLIO, SERVICE SHARES (11/15/2004)
Accumulation unit value at beginning of period                                                         $ 1.05   $ 1.00
Accumulation unit value at end of period                                                               $ 1.15   $ 1.05
Number of accumulation units outstanding at end of period (000 omitted)                                    --       --

FIDELITY(R) VIP CONTRAFUND(R) PORTFOLIO SERVICE CLASS 2 (11/15/2004)
Accumulation unit value at beginning of period                                                         $ 1.03   $ 1.00
Accumulation unit value at end of period                                                               $ 1.19   $ 1.03
Number of accumulation units outstanding at end of period (000 omitted)                                   722       11

FIDELITY(R) VIP GROWTH PORTFOLIO SERVICE CLASS 2 (11/15/2004)
Accumulation unit value at beginning of period                                                         $ 1.02   $ 1.00
Accumulation unit value at end of period                                                               $ 1.06   $ 1.02
Number of accumulation units outstanding at end of period (000 omitted)                                    --       --

FIDELITY(R) VIP INVESTMENT GRADE BOND PORTFOLIO SERVICE CLASS 2 (11/15/2004)
Accumulation unit value at beginning of period                                                         $ 1.00   $ 1.00
Accumulation unit value at end of period                                                               $ 1.01   $ 1.00
Number of accumulation units outstanding at end of period (000 omitted)                                   139        7

FIDELITY(R) VIP MID CAP PORTFOLIO SERVICE CLASS 2 (11/15/2004)
Accumulation unit value at beginning of period                                                         $ 1.05   $ 1.00
Accumulation unit value at end of period                                                               $ 1.23   $ 1.05
Number of accumulation units outstanding at end of period (000 omitted)                                    78       --

FIDELITY(R) VIP OVERSEAS PORTFOLIO SERVICE CLASS 2 (11/15/2004)
Accumulation unit value at beginning of period                                                         $ 1.05   $ 1.00
Accumulation unit value at end of period                                                               $ 1.23   $ 1.05
Number of accumulation units outstanding at end of period (000 omitted)                                    37        6

FTVIPT FRANKLIN INCOME SECURITIES FUND - CLASS 2 (11/15/2004)
Accumulation unit value at beginning of period                                                         $ 1.03   $ 1.00
Accumulation unit value at end of period                                                               $ 1.03   $ 1.03
Number of accumulation units outstanding at end of period (000 omitted)                                     1       --

FTVIPT FRANKLIN RISING DIVIDENDS SECURITIES FUND - CLASS 2 (11/15/2004)
Accumulation unit value at beginning of period                                                         $ 1.03   $ 1.00
Accumulation unit value at end of period                                                               $ 1.05   $ 1.03
Number of accumulation units outstanding at end of period (000 omitted)                                    --       --

FTVIPT FRANKLIN SMALL-MID CAP GROWTH SECURITIES FUND - CLASS 2 (11/15/2004)
Accumulation unit value at beginning of period                                                         $ 1.02   $ 1.00
Accumulation unit value at end of period                                                               $ 1.06   $ 1.02
Number of accumulation units outstanding at end of period (000 omitted)                                     5       --

FTVIPT MUTUAL SHARES SECURITIES FUND - CLASS 2 (11/15/2004)
Accumulation unit value at beginning of period                                                         $ 1.04   $ 1.00
Accumulation unit value at end of period                                                               $ 1.13   $ 1.04
Number of accumulation units outstanding at end of period (000 omitted)                                     2       --

FTVIPT TEMPLETON GLOBAL INCOME SECURITIES FUND - CLASS 2 (11/15/2004)
Accumulation unit value at beginning of period                                                         $ 1.05   $ 1.00
Accumulation unit value at end of period                                                               $ 1.00   $ 1.05
Number of accumulation units outstanding at end of period (000 omitted)                                    69        5

38 - RIVERSOURCE OF NEW YORK VARIABLE ANNUITY ACCOUNT 2

VARIABLE ACCOUNT CHARGES OF 1.50% OF THE DAILY NET ASSETS OF THE VARIABLE ACCOUNT. (CONTINUED)

YEAR ENDED DEC. 31,                                                                                     2005     2004
----------------------------------------------------------------------------------------------------------------------
FTVIPT TEMPLETON GROWTH SECURITIES FUND - CLASS 2 (11/15/2004)
Accumulation unit value at beginning of period                                                         $ 1.04   $ 1.00
Accumulation unit value at end of period                                                               $ 1.12   $ 1.04
Number of accumulation units outstanding at end of period (000 omitted)                                    --       --

GOLDMAN SACHS VIT MID CAP VALUE FUND (11/15/2004)
Accumulation unit value at beginning of period                                                         $ 1.04   $ 1.00
Accumulation unit value at end of period                                                               $ 1.16   $ 1.04
Number of accumulation units outstanding at end of period (000 omitted)                                   189        6

MFS(R) INVESTORS GROWTH STOCK SERIES - SERVICE CLASS (11/15/2004)
Accumulation unit value at beginning of period                                                         $ 1.03   $ 1.00
Accumulation unit value at end of period                                                               $ 1.06   $ 1.03
Number of accumulation units outstanding at end of period (000 omitted)                                    --       --

MFS(R) NEW DISCOVERY SERIES - SERVICE CLASS (11/15/2004)
Accumulation unit value at beginning of period                                                         $ 1.04   $ 1.00
Accumulation unit value at end of period                                                               $ 1.08   $ 1.04
Number of accumulation units outstanding at end of period (000 omitted)                                    --       --

MFS(R) TOTAL RETURN SERIES - SERVICE CLASS (11/15/2004)
Accumulation unit value at beginning of period                                                         $ 1.02   $ 1.00
Accumulation unit value at end of period                                                               $ 1.03   $ 1.02
Number of accumulation units outstanding at end of period (000 omitted)                                     2       --

MFS(R) UTILITIES SERIES - SERVICE CLASS (11/15/2004)
Accumulation unit value at beginning of period                                                         $ 1.06   $ 1.00
Accumulation unit value at end of period                                                               $ 1.22   $ 1.06
Number of accumulation units outstanding at end of period (000 omitted)                                    --       --

OPPENHEIMER CAPITAL APPRECIATION FUND/VA, SERVICE SHARES (11/15/2004)
Accumulation unit value at beginning of period                                                         $ 1.02   $ 1.00
Accumulation unit value at end of period                                                               $ 1.05   $ 1.02
Number of accumulation units outstanding at end of period (000 omitted)                                   179        7

OPPENHEIMER GLOBAL SECURITIES FUND/VA, SERVICE SHARES (11/15/2004)
Accumulation unit value at beginning of period                                                         $ 1.07   $ 1.00
Accumulation unit value at end of period                                                               $ 1.20   $ 1.07
Number of accumulation units outstanding at end of period (000 omitted)                                    --       --

OPPENHEIMER MAIN STREET SMALL CAP FUND/VA, SERVICE SHARES (11/15/2004)
Accumulation unit value at beginning of period                                                         $ 1.05   $ 1.00
Accumulation unit value at end of period                                                               $ 1.13   $ 1.05
Number of accumulation units outstanding at end of period (000 omitted)                                   139       --

OPPENHEIMER STRATEGIC BOND FUND/VA, SERVICE SHARES (11/15/2004)
Accumulation unit value at beginning of period                                                         $ 1.02   $ 1.00
Accumulation unit value at end of period                                                               $ 1.03   $ 1.02
Number of accumulation units outstanding at end of period (000 omitted)                                   177       11

PUTNAM VT HEALTH SCIENCES FUND - CLASS IB SHARES (11/15/2004)
Accumulation unit value at beginning of period                                                         $ 1.04   $ 1.00
Accumulation unit value at end of period                                                               $ 1.16   $ 1.04
Number of accumulation units outstanding at end of period (000 omitted)                                    --       --

PUTNAM VT INTERNATIONAL EQUITY FUND - CLASS IB SHARES (11/15/2004)
Accumulation unit value at beginning of period                                                         $ 1.05   $ 1.00
Accumulation unit value at end of period                                                               $ 1.17   $ 1.05
Number of accumulation units outstanding at end of period (000 omitted)                                    --       --

PUTNAM VT SMALL CAP VALUE FUND - CLASS IB SHARES (11/15/2004)
Accumulation unit value at beginning of period                                                         $ 1.05   $ 1.00
Accumulation unit value at end of period                                                               $ 1.11   $ 1.05
Number of accumulation units outstanding at end of period (000 omitted)                                    --       --

PUTNAM VT VISTA FUND - CLASS IB SHARES (11/15/2004)
Accumulation unit value at beginning of period                                                         $ 1.06   $ 1.00
Accumulation unit value at end of period                                                               $ 1.17   $ 1.06
Number of accumulation units outstanding at end of period (000 omitted)                                    --       --

RIVERSOURCE OF NEW YORK VARIABLE ANNUITY ACCOUNT 2 - 39

VARIABLE ACCOUNT CHARGES OF 1.50% OF THE DAILY NET ASSETS OF THE VARIABLE ACCOUNT. (CONTINUED)

YEAR ENDED DEC. 31,                                                                                     2005     2004
----------------------------------------------------------------------------------------------------------------------
RIVERSOURCE(SM) VARIABLE PORTFOLIO - CASH MANAGEMENT FUND (11/15/2004)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - CASH MANAGEMENT FUND)
Accumulation unit value at beginning of period                                                         $ 1.00   $ 1.00
Accumulation unit value at end of period                                                               $ 1.01   $ 1.00
Number of accumulation units outstanding at end of period (000 omitted)                                     4       --

RIVERSOURCE(SM) VARIABLE PORTFOLIO - DIVERSIFIED BOND FUND (11/15/2004)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - DIVERSIFIED BOND FUND)
Accumulation unit value at beginning of period                                                         $ 1.00   $ 1.00
Accumulation unit value at end of period                                                               $ 1.01   $ 1.00
Number of accumulation units outstanding at end of period (000 omitted)                                    --       --

RIVERSOURCE(SM) VARIABLE PORTFOLIO - DIVERSIFIED EQUITY INCOME FUND (11/15/2004)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - DIVERSIFIED EQUITY INCOME FUND)
Accumulation unit value at beginning of period                                                         $ 1.05   $ 1.00
Accumulation unit value at end of period                                                               $ 1.17   $ 1.05
Number of accumulation units outstanding at end of period (000 omitted)                                   259       --

RIVERSOURCE(SM) VARIABLE PORTFOLIO - EMERGING MARKETS FUND (11/15/2004)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - THREADNEEDLE EMERGING MARKETS FUND)
Accumulation unit value at beginning of period                                                         $ 1.08   $ 1.00
Accumulation unit value at end of period                                                               $ 1.43   $ 1.08
Number of accumulation units outstanding at end of period (000 omitted)                                   103        4

RIVERSOURCE(SM) VARIABLE PORTFOLIO - GROWTH FUND (11/15/2004)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - GROWTH FUND)
Accumulation unit value at beginning of period                                                         $ 1.03   $ 1.00
Accumulation unit value at end of period                                                               $ 1.11   $ 1.03
Number of accumulation units outstanding at end of period (000 omitted)                                    --       --

RIVERSOURCE(SM) VARIABLE PORTFOLIO - HIGH YIELD BOND FUND (11/15/2004)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - HIGH YIELD BOND FUND)
Accumulation unit value at beginning of period                                                         $ 1.01   $ 1.00
Accumulation unit value at end of period                                                               $ 1.03   $ 1.01
Number of accumulation units outstanding at end of period (000 omitted)                                    11       --

RIVERSOURCE(SM) VARIABLE PORTFOLIO - INCOME OPPORTUNITIES FUND (11/15/2004)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - INCOME OPPORTUNITIES FUND)
Accumulation unit value at beginning of period                                                         $ 1.01   $ 1.00
Accumulation unit value at end of period                                                               $ 1.02   $ 1.01
Number of accumulation units outstanding at end of period (000 omitted)                                    --       --

RIVERSOURCE(SM) VARIABLE PORTFOLIO - INTERNATIONAL OPPORTUNITY FUND (11/15/2004)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - THREADNEEDLE INTERNATIONAL FUND)
Accumulation unit value at beginning of period                                                         $ 1.06   $ 1.00
Accumulation unit value at end of period                                                               $ 1.19   $ 1.06
Number of accumulation units outstanding at end of period (000 omitted)                                    --       --

RIVERSOURCE(SM) VARIABLE PORTFOLIO - LARGE CAP EQUITY FUND* (11/15/2004)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - LARGE CAP EQUITY FUND)
Accumulation unit value at beginning of period                                                         $ 1.03   $ 1.00
Accumulation unit value at end of period                                                               $ 1.08   $ 1.03
Number of accumulation units outstanding at end of period (000 omitted)                                   122       18

*RIVERSOURCE(SM) VARIABLE PORTFOLIO - NEW DIMENSIONS FUND(R) MERGED INTO RIVERSOURCE(SM) VARIABLE PORTFOLIO - LARGE
CAP EQUITY FUND ON MARCH 17, 2006.

RIVERSOURCE(SM) VARIABLE PORTFOLIO - LARGE CAP VALUE FUND (11/15/2004)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - LARGE CAP VALUE FUND)
Accumulation unit value at beginning of period                                                         $ 1.03   $ 1.00
Accumulation unit value at end of period                                                               $ 1.06   $ 1.03
Number of accumulation units outstanding at end of period (000 omitted)                                    --       --

RIVERSOURCE(SM) VARIABLE PORTFOLIO - MID CAP GROWTH FUND (11/15/2004)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - EQUITY SELECT FUND)
Accumulation unit value at beginning of period                                                         $ 1.04   $ 1.00
Accumulation unit value at end of period                                                               $ 1.13   $ 1.04
Number of accumulation units outstanding at end of period (000 omitted)                                    --       --

40 - RIVERSOURCE OF NEW YORK VARIABLE ANNUITY ACCOUNT 2

VARIABLE ACCOUNT CHARGES OF 1.50% OF THE DAILY NET ASSETS OF THE VARIABLE ACCOUNT. (CONTINUED)

YEAR ENDED DEC. 31,                                                                                     2005     2004
----------------------------------------------------------------------------------------------------------------------
RIVERSOURCE(SM) VARIABLE PORTFOLIO - NEW DIMENSIONS FUND(R)* (11/15/2004)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - NEW DIMENSIONS FUND(R))
Accumulation unit value at beginning of period                                                         $ 1.01   $ 1.00
Accumulation unit value at end of period                                                               $ 1.01   $ 1.01
Number of accumulation units outstanding at end of period (000 omitted)                                    --       --

*RIVERSOURCE(SM) VARIABLE PORTFOLIO - NEW DIMENSIONS FUND(R) MERGED INTO RIVERSOURCE(SM) VARIABLE PORTFOLIO - LARGE CAP
EQUITY FUND ON MARCH 17, 2006.

RIVERSOURCE(SM) VARIABLE PORTFOLIO - S&P 500 INDEX FUND (11/15/2004)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - S&P 500 INDEX FUND)
Accumulation unit value at beginning of period                                                         $ 1.02   $ 1.00
Accumulation unit value at end of period                                                               $ 1.05   $ 1.02
Number of accumulation units outstanding at end of period (000 omitted)                                    13       --

RIVERSOURCE(SM) VARIABLE PORTFOLIO - SELECT VALUE FUND (11/15/2004)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - PARTNERS SELECT VALUE FUND)
Accumulation unit value at beginning of period                                                         $ 1.04   $ 1.00
Accumulation unit value at end of period                                                               $ 1.03   $ 1.04
Number of accumulation units outstanding at end of period (000 omitted)                                    --       --

RIVERSOURCE(SM) VARIABLE PORTFOLIO - SHORT DURATION U.S. GOVERNMENT FUND (11/15/2004)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - SHORT DURATION U.S. GOVERNMENT FUND)
Accumulation unit value at beginning of period                                                         $ 1.00   $ 1.00
Accumulation unit value at end of period                                                               $ 1.00   $ 1.00
Number of accumulation units outstanding at end of period (000 omitted)                                     9       --

RIVERSOURCE(SM) VARIABLE PORTFOLIO - SMALL CAP VALUE FUND (11/15/2004)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - PARTNERS SMALL CAP VALUE FUND)
Accumulation unit value at beginning of period                                                         $ 1.05   $ 1.00
Accumulation unit value at end of period                                                               $ 1.10   $ 1.05
Number of accumulation units outstanding at end of period (000 omitted)                                   202        9

VAN KAMPEN LIFE INVESTMENT TRUST COMSTOCK PORTFOLIO CLASS II SHARES (11/15/2004)
Accumulation unit value at beginning of period                                                         $ 1.03   $ 1.00
Accumulation unit value at end of period                                                               $ 1.06   $ 1.03
Number of accumulation units outstanding at end of period (000 omitted)                                   445       16

VAN KAMPEN UIF U.S. REAL ESTATE PORTFOLIO CLASS II SHARES (11/15/2004)
Accumulation unit value at beginning of period                                                         $ 1.05   $ 1.00
Accumulation unit value at end of period                                                               $ 1.21   $ 1.05
Number of accumulation units outstanding at end of period (000 omitted)                                     7       --

WANGER INTERNATIONAL SMALL CAP (11/15/2004)
Accumulation unit value at beginning of period                                                         $ 1.08   $ 1.00
Accumulation unit value at end of period                                                               $ 1.30   $ 1.08
Number of accumulation units outstanding at end of period (000 omitted)                                   146        7

WANGER U.S. SMALLER COMPANIES (11/15/2004)
Accumulation unit value at beginning of period                                                         $ 1.04   $ 1.00
Accumulation unit value at end of period                                                               $ 1.14   $ 1.04
Number of accumulation units outstanding at end of period (000 omitted)                                   100        4

RIVERSOURCE OF NEW YORK VARIABLE ANNUITY ACCOUNT 2 - 41

VARIABLE ACCOUNT CHARGES OF 1.55% OF THE DAILY NET ASSETS OF THE VARIABLE
ACCOUNT.

YEAR ENDED DEC. 31,                                                                                     2005     2004     2003
-------------------------------------------------------------------------------------------------------------------------------
AIM V.I. BASIC VALUE FUND, SERIES II SHARES (3/17/2003)
Accumulation unit value at beginning of period                                                         $ 1.58   $ 1.45   $ 1.00
Accumulation unit value at end of period                                                               $ 1.64   $ 1.58   $ 1.45
Number of accumulation units outstanding at end of period (000 omitted)                                    13        9      --

AIM V.I. CAPITAL DEVELOPMENT FUND, SERIES II SHARES (3/17/2003)
Accumulation unit value at beginning of period                                                         $ 1.59   $ 1.40   $ 1.00
Accumulation unit value at end of period                                                               $ 1.71   $ 1.59   $ 1.40
Number of accumulation units outstanding at end of period (000 omitted)                                    --       --       --

AIM V.I. MID CAP CORE EQUITY FUND, SERIES II SHARES (11/15/2004)
Accumulation unit value at beginning of period                                                         $ 1.03   $ 1.00       --
Accumulation unit value at end of period                                                               $ 1.08   $ 1.03       --
Number of accumulation units outstanding at end of period (000 omitted)                                     1       --       --

AIM V.I. PREMIER EQUITY FUND, SERIES II SHARES* (3/17/2003)
Accumulation unit value at beginning of period                                                         $ 1.33   $ 1.28   $ 1.00
Accumulation unit value at end of period                                                               $ 1.38   $ 1.33   $ 1.28
Number of accumulation units outstanding at end of period (000 omitted)                                    --       --       --

*AIM V.I. PREMIER EQUITY FUND, SERIES II SHARES MERGED INTO AIM V.I. CORE EQUITY FUND, SERIES II SHARES ON APRIL 28, 2006.

ALLIANCEBERNSTEIN VPS GLOBAL TECHNOLOGY PORTFOLIO (CLASS B) (3/17/2003)
Accumulation unit value at beginning of period                                                         $ 1.45   $ 1.41   $ 1.00
Accumulation unit value at end of period                                                               $ 1.48   $ 1.45   $ 1.41
Number of accumulation units outstanding at end of period (000 omitted)                                    --       --       --

ALLIANCEBERNSTEIN VPS GROWTH AND INCOME PORTFOLIO (CLASS B) (3/17/2003)
Accumulation unit value at beginning of period                                                         $ 1.49   $ 1.36   $ 1.00
Accumulation unit value at end of period                                                               $ 1.54   $ 1.49   $ 1.36
Number of accumulation units outstanding at end of period (000 omitted)                                    --       --       --

ALLIANCEBERNSTEIN VPS INTERNATIONAL VALUE PORTFOLIO (CLASS B) (11/15/2004)
Accumulation unit value at beginning of period                                                         $ 1.05   $ 1.00       --
Accumulation unit value at end of period                                                               $ 1.21   $ 1.05       --
Number of accumulation units outstanding at end of period (000 omitted)                                    25       --       --

ALLIANCEBERNSTEIN VPS LARGE CAP GROWTH PORTFOLIO (CLASS B) (3/17/2003)
Accumulation unit value at beginning of period                                                         $ 1.36   $ 1.28   $ 1.00
Accumulation unit value at end of period                                                               $ 1.54   $ 1.36   $ 1.28
Number of accumulation units outstanding at end of period (000 omitted)                                    --       --       --

ALLIANCEBERNSTEIN VPS BALANCED SHARES PORTFOLIO (CLASS B) (3/17/2003)
(PREVIOUSLY ALLIANCEBERNSTEIN VP TOTAL RETURN PORTFOLIO (CLASS B))
Accumulation unit value at beginning of period                                                         $ 1.25   $ 1.17   $ 1.00
Accumulation unit value at end of period                                                               $ 1.28   $ 1.25   $ 1.17
Number of accumulation units outstanding at end of period (000 omitted)                                    --       --       --

AMERICAN CENTURY VP INFLATION PROTECTION, CLASS II (11/15/2004)
Accumulation unit value at beginning of period                                                         $ 1.01   $ 1.00       --
Accumulation unit value at end of period                                                               $ 1.01   $ 1.01       --
Number of accumulation units outstanding at end of period (000 omitted)                                    67       --       --

AMERICAN CENTURY VP INTERNATIONAL, CLASS II (11/15/2004)
Accumulation unit value at beginning of period                                                         $ 1.06   $ 1.00       --
Accumulation unit value at end of period                                                               $ 1.18   $ 1.06       --
Number of accumulation units outstanding at end of period (000 omitted)                                    --       --       --

AMERICAN CENTURY VP ULTRA(R), CLASS II (11/15/2004)
Accumulation unit value at beginning of period                                                         $ 1.03   $ 1.00       --
Accumulation unit value at end of period                                                               $ 1.03   $ 1.03       --
Number of accumulation units outstanding at end of period (000 omitted)                                    35       --       --

AMERICAN CENTURY VP VALUE, CLASS II (11/15/2004)
Accumulation unit value at beginning of period                                                         $ 1.04   $ 1.00       --
Accumulation unit value at end of period                                                               $ 1.07   $ 1.04       --
Number of accumulation units outstanding at end of period (000 omitted)                                    --       --       --

42 - RIVERSOURCE OF NEW YORK VARIABLE ANNUITY ACCOUNT 2

VARIABLE ACCOUNT CHARGES OF 1.55% OF THE DAILY NET ASSETS OF THE VARIABLE ACCOUNT. (CONTINUED)

YEAR ENDED DEC. 31,                                                                                     2005     2004     2003
-------------------------------------------------------------------------------------------------------------------------------
COLUMBIA SMALL CAP VALUE FUND, VARIABLE SERIES, CLASS B (11/15/2004)
(PREVIOUSLY COLONIAL SMALL CAP VALUE FUND, VARIABLE SERIES, CLASS B)
Accumulation unit value at beginning of period                                                         $ 1.06   $ 1.00       --
Accumulation unit value at end of period                                                               $ 1.10   $ 1.06       --
Number of accumulation units outstanding at end of period (000 omitted)                                    --       --       --

COLUMBIA HIGH YIELD FUND, VARIABLE SERIES, CLASS B* (11/15/2004)
Accumulation unit value at beginning of period                                                         $ 1.00   $ 1.00       --
Accumulation unit value at end of period                                                               $ 1.01   $ 1.00       --
Number of accumulation units outstanding at end of period (000 omitted)                                    22       --       --

*COLUMBIA HIGH YIELD FUND, VARIABLE SERIES, CLASS B MERGED INTO NATIONS HIGH YIELD BOND PORTFOLIO ON APRIL 28, 2006. ON
MAY 1, 2006, NATIONS HIGH YIELD BOND PORTFOLIO CHANGED ITS NAME TO COLUMBIA HIGH YIELD FUND, VARIABLE SERIES, CLASS B.

DREYFUS INVESTMENT PORTFOLIOS MIDCAP STOCK PORTFOLIO, SERVICE SHARES (11/15/2004)
Accumulation unit value at beginning of period                                                         $ 1.04   $ 1.00       --
Accumulation unit value at end of period                                                               $ 1.12   $ 1.04       --
Number of accumulation units outstanding at end of period (000 omitted)                                    --       --       --

DREYFUS INVESTMENT PORTFOLIOS TECHNOLOGY GROWTH PORTFOLIO, SERVICE SHARES (11/15/2004)
Accumulation unit value at beginning of period                                                         $ 1.02   $ 1.00       --
Accumulation unit value at end of period                                                               $ 1.04   $ 1.02       --
Number of accumulation units outstanding at end of period (000 omitted)                                     7       --       --

DREYFUS VARIABLE INVESTMENT FUND APPRECIATION PORTFOLIO, SERVICE SHARES (11/15/2004)
Accumulation unit value at beginning of period                                                         $ 1.02   $ 1.00       --
Accumulation unit value at end of period                                                               $ 1.05   $ 1.02       --
Number of accumulation units outstanding at end of period (000 omitted)                                    --       --       --

DREYFUS VARIABLE INVESTMENT FUND INTERNATIONAL VALUE PORTFOLIO, SERVICE SHARES (11/15/2004)
Accumulation unit value at beginning of period                                                         $ 1.05   $ 1.00       --
Accumulation unit value at end of period                                                               $ 1.15   $ 1.05       --
Number of accumulation units outstanding at end of period (000 omitted)                                    --       --       --

FIDELITY(R) VIP CONTRAFUND(R) PORTFOLIO SERVICE CLASS 2 (3/17/2003)
Accumulation unit value at beginning of period                                                         $ 1.50   $ 1.33   $ 1.00
Accumulation unit value at end of period                                                               $ 1.73   $ 1.50   $ 1.33
Number of accumulation units outstanding at end of period (000 omitted)                                    66       20       --

FIDELITY(R) VIP GROWTH PORTFOLIO SERVICE CLASS 2 (3/17/2003)
Accumulation unit value at beginning of period                                                         $ 1.40   $ 1.38   $ 1.00
Accumulation unit value at end of period                                                               $ 1.46   $ 1.40   $ 1.38
Number of accumulation units outstanding at end of period (000 omitted)                                     2        1       --

FIDELITY(R) VIP INVESTMENT GRADE BOND PORTFOLIO SERVICE CLASS 2 (11/15/2004)
Accumulation unit value at beginning of period                                                         $ 1.00   $ 1.00       --
Accumulation unit value at end of period                                                               $ 1.01   $ 1.00       --
Number of accumulation units outstanding at end of period (000 omitted)                                    67       --       --

FIDELITY(R) VIP MID CAP PORTFOLIO SERVICE CLASS 2 (3/17/2003)
Accumulation unit value at beginning of period                                                         $ 1.81   $ 1.47   $ 1.00
Accumulation unit value at end of period                                                               $ 2.10   $ 1.81   $ 1.47
Number of accumulation units outstanding at end of period (000 omitted)                                    30       19       --

FIDELITY(R) VIP OVERSEAS PORTFOLIO SERVICE CLASS 2 (3/17/2003)
Accumulation unit value at beginning of period                                                         $ 1.75   $ 1.57   $ 1.00
Accumulation unit value at end of period                                                               $ 2.04   $ 1.75   $ 1.57
Number of accumulation units outstanding at end of period (000 omitted)                                     2        1        1

FTVIPT FRANKLIN INCOME SECURITIES FUND - CLASS 2 (11/15/2004)
Accumulation unit value at beginning of period                                                         $ 1.03   $ 1.00       --
Accumulation unit value at end of period                                                               $ 1.03   $ 1.03       --
Number of accumulation units outstanding at end of period (000 omitted)                                    --       --       --

FTVIPT FRANKLIN REAL ESTATE FUND - CLASS 2 (3/17/2003)
Accumulation unit value at beginning of period                                                         $ 1.75   $ 1.35   $ 1.00
Accumulation unit value at end of period                                                               $ 1.95   $ 1.75   $ 1.35
Number of accumulation units outstanding at end of period (000 omitted)                                    10        8       --

RIVERSOURCE OF NEW YORK VARIABLE ANNUITY ACCOUNT 2 - 43

VARIABLE ACCOUNT CHARGES OF 1.55% OF THE DAILY NET ASSETS OF THE VARIABLE ACCOUNT. (CONTINUED)

YEAR ENDED DEC. 31,                                                                                     2005     2004     2003
-------------------------------------------------------------------------------------------------------------------------------
FTVIPT FRANKLIN RISING DIVIDENDS SECURITIES FUND - CLASS 2 (11/15/2004)
Accumulation unit value at beginning of period                                                         $ 1.03   $ 1.00       --
Accumulation unit value at end of period                                                               $ 1.05   $ 1.03       --
Number of accumulation units outstanding at end of period (000 omitted)                                    --       --       --

FTVIPT FRANKLIN SMALL CAP VALUE SECURITIES FUND - CLASS 2 (3/17/2003)
Accumulation unit value at beginning of period                                                         $ 1.80   $ 1.48   $ 1.00
Accumulation unit value at end of period                                                               $ 1.93   $ 1.80   $ 1.48
Number of accumulation units outstanding at end of period (000 omitted)                                     7        5       --

FTVIPT FRANKLIN SMALL-MID CAP GROWTH SECURITIES FUND - CLASS 2 (3/17/2003)
Accumulation unit value at beginning of period                                                         $ 1.61   $ 1.46   $ 1.00
Accumulation unit value at end of period                                                               $ 1.66   $ 1.61   $ 1.46
Number of accumulation units outstanding at end of period (000 omitted)                                     8        5       --

FTVIPT MUTUAL SHARES SECURITIES FUND - CLASS 2 (3/17/2003)
Accumulation unit value at beginning of period                                                         $ 1.41   $ 1.27   $ 1.00
Accumulation unit value at end of period                                                               $ 1.54   $ 1.41   $ 1.27
Number of accumulation units outstanding at end of period (000 omitted)                                   153      151       --

FTVIPT TEMPLETON FOREIGN SECURITIES FUND - CLASS 2 (3/17/2003)
Accumulation unit value at beginning of period                                                         $ 1.66   $ 1.42   $ 1.00
Accumulation unit value at end of period                                                               $ 1.80   $ 1.66   $ 1.42
Number of accumulation units outstanding at end of period (000 omitted)                                    --       --       --

FTVIPT TEMPLETON GLOBAL INCOME SECURITIES FUND - CLASS 2 (11/15/2004)
Accumulation unit value at beginning of period                                                         $ 1.05   $ 1.00       --
Accumulation unit value at end of period                                                               $ 1.00   $ 1.05       --
Number of accumulation units outstanding at end of period (000 omitted)                                    22       --       --

FTVIPT TEMPLETON GROWTH SECURITIES FUND - CLASS 2 (11/15/2004)
Accumulation unit value at beginning of period                                                         $ 1.04   $ 1.00       --
Accumulation unit value at end of period                                                               $ 1.12   $ 1.04       --
Number of accumulation units outstanding at end of period (000 omitted)                                    --       --       --

GOLDMAN SACHS VIT MID CAP VALUE FUND (11/15/2004)
Accumulation unit value at beginning of period                                                         $ 1.04   $ 1.00       --
Accumulation unit value at end of period                                                               $ 1.16   $ 1.04       --
Number of accumulation units outstanding at end of period (000 omitted)                                    19       --       --

MFS(R) INVESTORS GROWTH STOCK SERIES - SERVICE CLASS (3/17/2003)
Accumulation unit value at beginning of period                                                         $ 1.34   $ 1.25   $ 1.00
Accumulation unit value at end of period                                                               $ 1.38   $ 1.34   $ 1.25
Number of accumulation units outstanding at end of period (000 omitted)                                    --       --       --

MFS(R) NEW DISCOVERY SERIES - SERVICE CLASS (3/17/2003)
Accumulation unit value at beginning of period                                                         $ 1.46   $ 1.40   $ 1.00
Accumulation unit value at end of period                                                               $ 1.51   $ 1.46   $ 1.40
Number of accumulation units outstanding at end of period (000 omitted)                                    --       --       --

MFS(R) TOTAL RETURN SERIES - SERVICE CLASS (3/17/2003)
Accumulation unit value at beginning of period                                                         $ 1.28   $ 1.17   $ 1.00
Accumulation unit value at end of period                                                               $ 1.29   $ 1.28   $ 1.17
Number of accumulation units outstanding at end of period (000 omitted)                                    13       13       --

MFS(R) UTILITIES SERIES - SERVICE CLASS (3/17/2003)
Accumulation unit value at beginning of period                                                         $ 1.70   $ 1.33   $ 1.00
Accumulation unit value at end of period                                                               $ 1.95   $ 1.70   $ 1.33
Number of accumulation units outstanding at end of period (000 omitted)                                     5        4       --

OPPENHEIMER CAPITAL APPRECIATION FUND/VA, SERVICE SHARES (3/17/2003)
Accumulation unit value at beginning of period                                                         $ 1.42   $ 1.36   $ 1.00
Accumulation unit value at end of period                                                               $ 1.47   $ 1.42   $ 1.36
Number of accumulation units outstanding at end of period (000 omitted)                                    26        5       --

OPPENHEIMER GLOBAL SECURITIES FUND/VA, SERVICE SHARES (3/17/2003)
Accumulation unit value at beginning of period                                                         $ 1.80   $ 1.54   $ 1.00
Accumulation unit value at end of period                                                               $ 2.02   $ 1.80   $ 1.54
Number of accumulation units outstanding at end of period (000 omitted)                                    --       --       --

44 - RIVERSOURCE OF NEW YORK VARIABLE ANNUITY ACCOUNT 2

VARIABLE ACCOUNT CHARGES OF 1.55% OF THE DAILY NET ASSETS OF THE VARIABLE ACCOUNT. (CONTINUED)

YEAR ENDED DEC. 31,                                                                                     2005     2004     2003
-------------------------------------------------------------------------------------------------------------------------------
OPPENHEIMER HIGH INCOME FUND/VA, SERVICE SHARES (3/17/2003)
Accumulation unit value at beginning of period                                                         $ 1.26   $ 1.18   $ 1.00
Accumulation unit value at end of period                                                               $ 1.27   $ 1.26   $ 1.18
Number of accumulation units outstanding at end of period (000 omitted)                                     1        1        1

OPPENHEIMER MAIN STREET SMALL CAP FUND/VA, SERVICE SHARES (3/17/2003)
Accumulation unit value at beginning of period                                                         $ 1.79   $ 1.53   $ 1.00
Accumulation unit value at end of period                                                               $ 1.94   $ 1.79   $ 1.53
Number of accumulation units outstanding at end of period (000 omitted)                                    16       15       --

OPPENHEIMER STRATEGIC BOND FUND/VA, SERVICE SHARES (3/17/2003)
Accumulation unit value at beginning of period                                                         $ 1.20   $ 1.13   $ 1.00
Accumulation unit value at end of period                                                               $ 1.21   $ 1.20   $ 1.13
Number of accumulation units outstanding at end of period (000 omitted)                                   233      196        1

PUTNAM VT GROWTH AND INCOME FUND - CLASS IB SHARES (3/17/2003)
Accumulation unit value at beginning of period                                                         $ 1.46   $ 1.34   $ 1.00
Accumulation unit value at end of period                                                               $ 1.51   $ 1.46   $ 1.34
Number of accumulation units outstanding at end of period (000 omitted)                                     2        1       --

PUTNAM VT HEALTH SCIENCES FUND - CLASS IB SHARES (11/15/2004)
Accumulation unit value at beginning of period                                                         $ 1.04   $ 1.00       --
Accumulation unit value at end of period                                                               $ 1.16   $ 1.04       --
Number of accumulation units outstanding at end of period (000 omitted)                                    --       --       --

PUTNAM VT INTERNATIONAL EQUITY FUND - CLASS IB SHARES (3/17/2003)
Accumulation unit value at beginning of period                                                         $ 1.59   $ 1.39   $ 1.00
Accumulation unit value at end of period                                                               $ 1.76   $ 1.59   $ 1.39
Number of accumulation units outstanding at end of period (000 omitted)                                    --       --       --

PUTNAM VT RESEARCH FUND - CLASS IB SHARES (3/17/2003)
Accumulation unit value at beginning of period                                                         $ 1.41   $ 1.33   $ 1.00
Accumulation unit value at end of period                                                               $ 1.45   $ 1.41   $ 1.33
Number of accumulation units outstanding at end of period (000 omitted)                                    --       --       --

PUTNAM VT SMALL CAP VALUE FUND - CLASS IB SHARES (11/15/2004)
Accumulation unit value at beginning of period                                                         $ 1.05   $ 1.00       --
Accumulation unit value at end of period                                                               $ 1.11   $ 1.05       --
Number of accumulation units outstanding at end of period (000 omitted)                                    --       --       --

PUTNAM VT VISTA FUND - CLASS IB SHARES (3/17/2003)
Accumulation unit value at beginning of period                                                         $ 1.59   $ 1.37   $ 1.00
Accumulation unit value at end of period                                                               $ 1.76   $ 1.59   $ 1.37
Number of accumulation units outstanding at end of period (000 omitted)                                    --       --       --

RIVERSOURCE(SM) VARIABLE PORTFOLIO - CASH MANAGEMENT FUND (3/17/2003)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - CASH MANAGEMENT FUND)
Accumulation unit value at beginning of period                                                         $ 0.98   $ 0.99   $ 1.00
Accumulation unit value at end of period                                                               $ 0.99   $ 0.98   $ 0.99
Number of accumulation units outstanding at end of period (000 omitted)                                     1        2        2

RIVERSOURCE(SM) VARIABLE PORTFOLIO - DIVERSIFIED BOND FUND (3/17/2003)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - DIVERSIFIED BOND FUND)
Accumulation unit value at beginning of period                                                         $ 1.04   $ 1.01   $ 1.00
Accumulation unit value at end of period                                                               $ 1.04   $ 1.04   $ 1.01
Number of accumulation units outstanding at end of period (000 omitted)                                    15        5        1

RIVERSOURCE(SM) VARIABLE PORTFOLIO - DIVERSIFIED EQUITY INCOME FUND (3/17/2003)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - DIVERSIFIED EQUITY INCOME FUND)
Accumulation unit value at beginning of period                                                         $ 1.76   $ 1.52   $ 1.00
Accumulation unit value at end of period                                                               $ 1.97   $ 1.76   $ 1.52
Number of accumulation units outstanding at end of period (000 omitted)                                    34       --       --

RIVERSOURCE(SM) VARIABLE PORTFOLIO - EMERGING MARKETS FUND (11/15/2004)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - THREADNEEDLE EMERGING MARKETS FUND)
Accumulation unit value at beginning of period                                                         $ 1.08   $ 1.00       --
Accumulation unit value at end of period                                                               $ 1.42   $ 1.08       --
Number of accumulation units outstanding at end of period (000 omitted)                                    16       --       --

RIVERSOURCE OF NEW YORK VARIABLE ANNUITY ACCOUNT 2 - 45

VARIABLE ACCOUNT CHARGES OF 1.55% OF THE DAILY NET ASSETS OF THE VARIABLE ACCOUNT. (CONTINUED)

YEAR ENDED DEC. 31,                                                                                     2005     2004     2003
-------------------------------------------------------------------------------------------------------------------------------
RIVERSOURCE(SM) VARIABLE PORTFOLIO - GROWTH FUND (3/17/2003)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - GROWTH FUND)
Accumulation unit value at beginning of period                                                         $ 1.33   $ 1.24   $ 1.00
Accumulation unit value at end of period                                                               $ 1.42   $ 1.33   $ 1.24
Number of accumulation units outstanding at end of period (000 omitted)                                    --       --       --

RIVERSOURCE(SM) VARIABLE PORTFOLIO - HIGH YIELD BOND FUND (11/15/2004)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - HIGH YIELD BOND FUND)
Accumulation unit value at beginning of period                                                         $ 1.01   $ 1.00       --
Accumulation unit value at end of period                                                               $ 1.03   $ 1.01       --
Number of accumulation units outstanding at end of period (000 omitted)                                    17       --       --

RIVERSOURCE(SM) VARIABLE PORTFOLIO - INCOME OPPORTUNITIES FUND (11/15/2004)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - INCOME OPPORTUNITIES FUND)
Accumulation unit value at beginning of period                                                         $ 1.01   $ 1.00       --
Accumulation unit value at end of period                                                               $ 1.02   $ 1.01       --
Number of accumulation units outstanding at end of period (000 omitted)                                    --       --       --

RIVERSOURCE(SM) VARIABLE PORTFOLIO - INTERNATIONAL OPPORTUNITY FUND (11/15/2004)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - THREADNEEDLE INTERNATIONAL FUND)
Accumulation unit value at beginning of period                                                         $ 1.06   $ 1.00       --
Accumulation unit value at end of period                                                               $ 1.19   $ 1.06       --
Number of accumulation units outstanding at end of period (000 omitted)                                    --       --       --

RIVERSOURCE(SM) VARIABLE PORTFOLIO - LARGE CAP EQUITY FUND* (11/15/2004)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - LARGE CAP EQUITY FUND)
Accumulation unit value at beginning of period                                                         $ 1.03   $ 1.00       --
Accumulation unit value at end of period                                                               $ 1.08   $ 1.03       --
Number of accumulation units outstanding at end of period (000 omitted)                                     8       --       --

*RIVERSOURCE(SM) VARIABLE PORTFOLIO - NEW DIMENSIONS FUND(R) MERGED INTO RIVERSOURCE(SM) VARIABLE PORTFOLIO - LARGE CAP EQUITY
FUND ON MARCH 17, 2006.

RIVERSOURCE(SM) VARIABLE PORTFOLIO - LARGE CAP VALUE FUND (11/15/2004)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - LARGE CAP VALUE FUND)
Accumulation unit value at beginning of period                                                         $ 1.03   $ 1.00       --
Accumulation unit value at end of period                                                               $ 1.06   $ 1.03       --
Number of accumulation units outstanding at end of period (000 omitted)                                    --       --       --

RIVERSOURCE(SM) VARIABLE PORTFOLIO - MID CAP GROWTH FUND (11/15/2004)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - EQUITY SELECT FUND)
Accumulation unit value at beginning of period                                                         $ 1.04   $ 1.00       --
Accumulation unit value at end of period                                                               $ 1.13   $ 1.04       --
Number of accumulation units outstanding at end of period (000 omitted)                                    --       --       --

RIVERSOURCE(SM) VARIABLE PORTFOLIO - NEW DIMENSIONS FUND(R)* (3/17/2003)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - NEW DIMENSIONS FUND(R))
Accumulation unit value at beginning of period                                                         $ 1.28   $ 1.26   $ 1.00
Accumulation unit value at end of period                                                               $ 1.28   $ 1.28   $ 1.26
Number of accumulation units outstanding at end of period (000 omitted)                                    --       --       --

*RIVERSOURCE(SM) VARIABLE PORTFOLIO - NEW DIMENSIONS FUND(R) MERGED INTO RIVERSOURCE(SM) VARIABLE PORTFOLIO - LARGE CAP EQUITY
FUND ON MARCH 17, 2006.

RIVERSOURCE(SM) VARIABLE PORTFOLIO - S&P 500 INDEX FUND (3/17/2003)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - S&P 500 INDEX FUND)
Accumulation unit value at beginning of period                                                         $ 1.44   $ 1.33   $ 1.00
Accumulation unit value at end of period                                                               $ 1.48   $ 1.44   $ 1.33
Number of accumulation units outstanding at end of period (000 omitted)                                     7        6        1

RIVERSOURCE(SM) VARIABLE PORTFOLIO - SELECT VALUE FUND (11/15/2004)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - PARTNERS SELECT VALUE FUND)
Accumulation unit value at beginning of period                                                         $ 1.04   $ 1.00       --
Accumulation unit value at end of period                                                               $ 1.03   $ 1.04       --
Number of accumulation units outstanding at end of period (000 omitted)                                    --       --       --

RIVERSOURCE(SM) VARIABLE PORTFOLIO - SHORT DURATION U.S. GOVERNMENT FUND (3/17/2003)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - SHORT DURATION U.S. GOVERNMENT FUND)
Accumulation unit value at beginning of period                                                         $ 0.98   $ 0.99   $ 1.00
Accumulation unit value at end of period                                                               $ 0.98   $ 0.98   $ 0.99
Number of accumulation units outstanding at end of period (000 omitted)                                    34       28        2

46 - RIVERSOURCE OF NEW YORK VARIABLE ANNUITY ACCOUNT 2

VARIABLE ACCOUNT CHARGES OF 1.55% OF THE DAILY NET ASSETS OF THE VARIABLE ACCOUNT. (CONTINUED)

YEAR ENDED DEC. 31,                                                                                     2005     2004     2003
-------------------------------------------------------------------------------------------------------------------------------
RIVERSOURCE(SM) VARIABLE PORTFOLIO - SMALL CAP VALUE FUND (3/17/2003)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - PARTNERS SMALL CAP VALUE FUND)
Accumulation unit value at beginning of period                                                         $ 1.76   $ 1.49   $ 1.00
Accumulation unit value at end of period                                                               $ 1.84   $ 1.76   $ 1.49
Number of accumulation units outstanding at end of period (000 omitted)                                    17       --       --

VAN KAMPEN LIFE INVESTMENT TRUST COMSTOCK PORTFOLIO CLASS II SHARES (11/15/2004)
Accumulation unit value at beginning of period                                                         $ 1.03   $ 1.00       --
Accumulation unit value at end of period                                                               $ 1.06   $ 1.03       --
Number of accumulation units outstanding at end of period (000 omitted)                                    75       --       --

VAN KAMPEN UIF U.S. REAL ESTATE PORTFOLIO CLASS II SHARES (11/15/2004)
Accumulation unit value at beginning of period                                                         $ 1.05   $ 1.00       --
Accumulation unit value at end of period                                                               $ 1.21   $ 1.05       --
Number of accumulation units outstanding at end of period (000 omitted)                                    --       --       --

WANGER INTERNATIONAL SMALL CAP (11/15/2004)
Accumulation unit value at beginning of period                                                         $ 1.08   $ 1.00       --
Accumulation unit value at end of period                                                               $ 1.30   $ 1.08       --
Number of accumulation units outstanding at end of period (000 omitted)                                    24       --       --

WANGER U.S. SMALLER COMPANIES (11/15/2004)
Accumulation unit value at beginning of period                                                         $ 1.04   $ 1.00       --
Accumulation unit value at end of period                                                               $ 1.14   $ 1.04       --
Number of accumulation units outstanding at end of period (000 omitted)                                    18       --       --

RIVERSOURCE OF NEW YORK VARIABLE ANNUITY ACCOUNT 2 - 47

VARIABLE ACCOUNT CHARGES OF 1.65% OF THE DAILY NET ASSETS OF THE VARIABLE
ACCOUNT.

YEAR ENDED DEC. 31,                                                                                     2005     2004     2003
-------------------------------------------------------------------------------------------------------------------------------
AIM V.I. BASIC VALUE FUND, SERIES II SHARES (3/17/2003)
Accumulation unit value at beginning of period                                                         $ 1.58   $ 1.45   $ 1.00
Accumulation unit value at end of period                                                               $ 1.64   $ 1.58   $ 1.45
Number of accumulation units outstanding at end of period (000 omitted)                                    42       14        9

AIM V.I. CAPITAL DEVELOPMENT FUND, SERIES II SHARES (3/17/2003)
Accumulation unit value at beginning of period                                                         $ 1.59   $ 1.40   $ 1.00
Accumulation unit value at end of period                                                               $ 1.71   $ 1.59   $ 1.40
Number of accumulation units outstanding at end of period (000 omitted)                                     3        4        4

AIM V.I. PREMIER EQUITY FUND, SERIES II SHARES* (3/17/2003)
Accumulation unit value at beginning of period                                                         $ 1.32   $ 1.28   $ 1.00
Accumulation unit value at end of period                                                               $ 1.37   $ 1.32   $ 1.28
Number of accumulation units outstanding at end of period (000 omitted)                                    --       --       --

*AIM V.I. PREMIER EQUITY FUND, SERIES II SHARES MERGED INTO AIM V.I. CORE EQUITY FUND, SERIES II SHARES ON APRIL 28, 2006.

ALLIANCEBERNSTEIN VPS GLOBAL TECHNOLOGY PORTFOLIO (CLASS B) (3/17/2003)
Accumulation unit value at beginning of period                                                         $ 1.45   $ 1.40   $ 1.00
Accumulation unit value at end of period                                                               $ 1.48   $ 1.45   $ 1.40
Number of accumulation units outstanding at end of period (000 omitted)                                    33       35       30

ALLIANCEBERNSTEIN VPS GROWTH AND INCOME PORTFOLIO (CLASS B) (3/17/2003)
Accumulation unit value at beginning of period                                                         $ 1.49   $ 1.36   $ 1.00
Accumulation unit value at end of period                                                               $ 1.53   $ 1.49   $ 1.36
Number of accumulation units outstanding at end of period (000 omitted)                                   362      364      283

ALLIANCEBERNSTEIN VPS LARGE CAP GROWTH PORTFOLIO (CLASS B) (3/17/2003)
Accumulation unit value at beginning of period                                                         $ 1.36   $ 1.28   $ 1.00
Accumulation unit value at end of period                                                               $ 1.54   $ 1.36   $ 1.28
Number of accumulation units outstanding at end of period (000 omitted)                                    66       68       35

ALLIANCEBERNSTEIN VPS BALANCED SHARES PORTFOLIO (CLASS B) (3/17/2003)
(PREVIOUSLY ALLIANCEBERNSTEIN VP TOTAL RETURN PORTFOLIO (CLASS B))
Accumulation unit value at beginning of period                                                         $ 1.25   $ 1.17   $ 1.00
Accumulation unit value at end of period                                                               $ 1.27   $ 1.25   $ 1.17
Number of accumulation units outstanding at end of period (000 omitted)                                    14       15       --

FIDELITY(R) VIP CONTRAFUND(R) PORTFOLIO SERVICE CLASS 2 (3/17/2003)
Accumulation unit value at beginning of period                                                         $ 1.50   $ 1.33   $ 1.00
Accumulation unit value at end of period                                                               $ 1.72   $ 1.50   $ 1.33
Number of accumulation units outstanding at end of period (000 omitted)                                   159      160       26

FIDELITY(R) VIP GROWTH PORTFOLIO SERVICE CLASS 2 (3/17/2003)
Accumulation unit value at beginning of period                                                         $ 1.40   $ 1.38   $ 1.00
Accumulation unit value at end of period                                                               $ 1.45   $ 1.40   $ 1.38
Number of accumulation units outstanding at end of period (000 omitted)                                   133      134       --

FIDELITY(R) VIP MID CAP PORTFOLIO SERVICE CLASS 2 (3/17/2003)
Accumulation unit value at beginning of period                                                         $ 1.81   $ 1.47   $ 1.00
Accumulation unit value at end of period                                                               $ 2.10   $ 1.81   $ 1.47
Number of accumulation units outstanding at end of period (000 omitted)                                   430      446      321

FIDELITY(R) VIP OVERSEAS PORTFOLIO SERVICE CLASS 2 (3/17/2003)
Accumulation unit value at beginning of period                                                         $ 1.74   $ 1.57   $ 1.00
Accumulation unit value at end of period                                                               $ 2.04   $ 1.74   $ 1.57
Number of accumulation units outstanding at end of period (000 omitted)                                    15       17       --

FTVIPT FRANKLIN REAL ESTATE FUND - CLASS 2 (3/17/2003)
Accumulation unit value at beginning of period                                                         $ 1.79   $ 1.38   $ 1.00
Accumulation unit value at end of period                                                               $ 2.00   $ 1.79   $ 1.38
Number of accumulation units outstanding at end of period (000 omitted)                                    22       28       21

FTVIPT FRANKLIN SMALL CAP VALUE SECURITIES FUND - CLASS 2 (3/17/2003)
Accumulation unit value at beginning of period                                                         $ 1.80   $ 1.48   $ 1.00
Accumulation unit value at end of period                                                               $ 1.92   $ 1.80   $ 1.48
Number of accumulation units outstanding at end of period (000 omitted)                                    30       27        8

48 - RIVERSOURCE OF NEW YORK VARIABLE ANNUITY ACCOUNT 2

VARIABLE ACCOUNT CHARGES OF 1.65% OF THE DAILY NET ASSETS OF THE VARIABLE ACCOUNT. (CONTINUED)

YEAR ENDED DEC. 31,                                                                                     2005     2004     2003
-------------------------------------------------------------------------------------------------------------------------------
FTVIPT FRANKLIN SMALL-MID CAP GROWTH SECURITIES FUND - CLASS 2 (3/17/2003)
Accumulation unit value at beginning of period                                                         $ 1.60   $ 1.46   $ 1.00
Accumulation unit value at end of period                                                               $ 1.65   $ 1.60   $ 1.46
Number of accumulation units outstanding at end of period (000 omitted)                                    93      104       65

FTVIPT MUTUAL SHARES SECURITIES FUND - CLASS 2 (3/17/2003)
Accumulation unit value at beginning of period                                                         $ 1.41   $ 1.27   $ 1.00
Accumulation unit value at end of period                                                               $ 1.53   $ 1.41   $ 1.27
Number of accumulation units outstanding at end of period (000 omitted)                                   308      320       68

FTVIPT TEMPLETON FOREIGN SECURITIES FUND - CLASS 2 (3/17/2003)
Accumulation unit value at beginning of period                                                         $ 1.69   $ 1.45   $ 1.00
Accumulation unit value at end of period                                                               $ 1.83   $ 1.69   $ 1.45
Number of accumulation units outstanding at end of period (000 omitted)                                    51       47        9

MFS(R) INVESTORS GROWTH STOCK SERIES - SERVICE CLASS (3/17/2003)
Accumulation unit value at beginning of period                                                         $ 1.34   $ 1.25   $ 1.00
Accumulation unit value at end of period                                                               $ 1.38   $ 1.34   $ 1.25
Number of accumulation units outstanding at end of period (000 omitted)                                     4        4        4

MFS(R) NEW DISCOVERY SERIES - SERVICE CLASS (3/17/2003)
Accumulation unit value at beginning of period                                                         $ 1.46   $ 1.40   $ 1.00
Accumulation unit value at end of period                                                               $ 1.51   $ 1.46   $ 1.40
Number of accumulation units outstanding at end of period (000 omitted)                                    --       --       --

MFS(R) TOTAL RETURN SERIES - SERVICE CLASS (3/17/2003)
Accumulation unit value at beginning of period                                                         $ 1.28   $ 1.17   $ 1.00
Accumulation unit value at end of period                                                               $ 1.29   $ 1.28   $ 1.17
Number of accumulation units outstanding at end of period (000 omitted)                                   121      123       80

MFS(R) UTILITIES SERIES - SERVICE CLASS (3/17/2003)
Accumulation unit value at beginning of period                                                         $ 1.70   $ 1.33   $ 1.00
Accumulation unit value at end of period                                                               $ 1.94   $ 1.70   $ 1.33
Number of accumulation units outstanding at end of period (000 omitted)                                     4        4        1

OPPENHEIMER CAPITAL APPRECIATION FUND/VA, SERVICE SHARES (3/17/2003)
Accumulation unit value at beginning of period                                                         $ 1.42   $ 1.35   $ 1.00
Accumulation unit value at end of period                                                               $ 1.47   $ 1.42   $ 1.35
Number of accumulation units outstanding at end of period (000 omitted)                                   171      173        9

OPPENHEIMER GLOBAL SECURITIES FUND/VA, SERVICE SHARES (3/17/2003)
Accumulation unit value at beginning of period                                                         $ 1.80   $ 1.54   $ 1.00
Accumulation unit value at end of period                                                               $ 2.02   $ 1.80   $ 1.54
Number of accumulation units outstanding at end of period (000 omitted)                                    52       52        1

OPPENHEIMER HIGH INCOME FUND/VA, SERVICE SHARES (3/17/2003)
Accumulation unit value at beginning of period                                                         $ 1.26   $ 1.18   $ 1.00
Accumulation unit value at end of period                                                               $ 1.26   $ 1.26   $ 1.18
Number of accumulation units outstanding at end of period (000 omitted)                                    20       21        1

OPPENHEIMER MAIN STREET SMALL CAP FUND/VA, SERVICE SHARES (3/17/2003)
Accumulation unit value at beginning of period                                                         $ 1.79   $ 1.53   $ 1.00
Accumulation unit value at end of period                                                               $ 1.93   $ 1.79   $ 1.53
Number of accumulation units outstanding at end of period (000 omitted)                                   359      362      268

OPPENHEIMER STRATEGIC BOND FUND/VA, SERVICE SHARES (3/17/2003)
Accumulation unit value at beginning of period                                                         $ 1.20   $ 1.13   $ 1.00
Accumulation unit value at end of period                                                               $ 1.21   $ 1.20   $ 1.13
Number of accumulation units outstanding at end of period (000 omitted)                                   299      307       75

PUTNAM VT GROWTH AND INCOME FUND - CLASS IB SHARES (3/17/2003)
Accumulation unit value at beginning of period                                                         $ 1.46   $ 1.33   $ 1.00
Accumulation unit value at end of period                                                               $ 1.51   $ 1.46   $ 1.33
Number of accumulation units outstanding at end of period (000 omitted)                                    --       --       --

PUTNAM VT INTERNATIONAL EQUITY FUND - CLASS IB SHARES (3/17/2003)
Accumulation unit value at beginning of period                                                         $ 1.59   $ 1.39   $ 1.00
Accumulation unit value at end of period                                                               $ 1.75   $ 1.59   $ 1.39
Number of accumulation units outstanding at end of period (000 omitted)                                     8        9       --

RIVERSOURCE OF NEW YORK VARIABLE ANNUITY ACCOUNT 2 - 49

VARIABLE ACCOUNT CHARGES OF 1.65% OF THE DAILY NET ASSETS OF THE VARIABLE ACCOUNT. (CONTINUED)

YEAR ENDED DEC. 31,                                                                                     2005     2004     2003
-------------------------------------------------------------------------------------------------------------------------------
PUTNAM VT RESEARCH FUND - CLASS IB SHARES (3/17/2003)
Accumulation unit value at beginning of period                                                         $ 1.40   $ 1.33   $ 1.00
Accumulation unit value at end of period                                                               $ 1.45   $ 1.40   $ 1.33
Number of accumulation units outstanding at end of period (000 omitted)                                    --       --       --

PUTNAM VT VISTA FUND - CLASS IB SHARES (3/17/2003)
Accumulation unit value at beginning of period                                                         $ 1.59   $ 1.36   $ 1.00
Accumulation unit value at end of period                                                               $ 1.76   $ 1.59   $ 1.36
Number of accumulation units outstanding at end of period (000 omitted)                                     8        8        8

RIVERSOURCE(SM) VARIABLE PORTFOLIO - CASH MANAGEMENT FUND (3/17/2003)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - CASH MANAGEMENT FUND)
Accumulation unit value at beginning of period                                                         $ 0.98   $ 0.99   $ 1.00
Accumulation unit value at end of period                                                               $ 0.99   $ 0.98   $ 0.99
Number of accumulation units outstanding at end of period (000 omitted)                                   107       97       --

RIVERSOURCE(SM) VARIABLE PORTFOLIO - DIVERSIFIED BOND FUND (3/17/2003)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - DIVERSIFIED BOND FUND)
Accumulation unit value at beginning of period                                                         $ 1.03   $ 1.00   $ 1.00
Accumulation unit value at end of period                                                               $ 1.04   $ 1.03   $ 1.00
Number of accumulation units outstanding at end of period (000 omitted)                                    28       28       28

RIVERSOURCE(SM) VARIABLE PORTFOLIO - DIVERSIFIED EQUITY INCOME FUND (3/17/2003)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - DIVERSIFIED EQUITY INCOME FUND)
Accumulation unit value at beginning of period                                                         $ 1.76   $ 1.51   $ 1.00
Accumulation unit value at end of period                                                               $ 1.97   $ 1.76   $ 1.51
Number of accumulation units outstanding at end of period (000 omitted)                                    10        9        1

RIVERSOURCE(SM) VARIABLE PORTFOLIO - GROWTH FUND (3/17/2003)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - GROWTH FUND)
Accumulation unit value at beginning of period                                                         $ 1.33   $ 1.24   $ 1.00
Accumulation unit value at end of period                                                               $ 1.42   $ 1.33   $ 1.24
Number of accumulation units outstanding at end of period (000 omitted)                                    --       --       --

RIVERSOURCE(SM) VARIABLE PORTFOLIO - NEW DIMENSIONS FUND(R)* (3/17/2003)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - NEW DIMENSIONS FUND(R))
Accumulation unit value at beginning of period                                                         $ 1.28   $ 1.26   $ 1.00
Accumulation unit value at end of period                                                               $ 1.27   $ 1.28   $ 1.26
Number of accumulation units outstanding at end of period (000 omitted)                                     2        2        2

*RIVERSOURCE(SM) VARIABLE PORTFOLIO - NEW DIMENSIONS FUND(R) MERGED INTO RIVERSOURCE(SM) VARIABLE PORTFOLIO - LARGE CAP EQUITY
FUND ON MARCH 17, 2006

RIVERSOURCE(SM) VARIABLE PORTFOLIO - S&P 500 INDEX FUND (3/17/2003)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - S&P 500 INDEX FUND)
Accumulation unit value at beginning of period                                                         $ 1.44   $ 1.33   $ 1.00
Accumulation unit value at end of period                                                               $ 1.48   $ 1.44   $ 1.33
Number of accumulation units outstanding at end of period (000 omitted)                                    90       80       29

RIVERSOURCE(SM) VARIABLE PORTFOLIO - SHORT DURATION U.S. GOVERNMENT FUND (3/17/2003)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - SHORT DURATION U.S. GOVERNMENT FUND)
Accumulation unit value at beginning of period                                                         $ 0.98   $ 0.99   $ 1.00
Accumulation unit value at end of period                                                               $ 0.98   $ 0.98   $ 0.99
Number of accumulation units outstanding at end of period (000 omitted)                                   101       85       --

RIVERSOURCE(SM) VARIABLE PORTFOLIO - SMALL CAP VALUE FUND (3/17/2003)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - PARTNERS SMALL CAP VALUE FUND)
Accumulation unit value at beginning of period                                                         $ 1.76   $ 1.49   $ 1.00
Accumulation unit value at end of period                                                               $ 1.83   $ 1.76   $ 1.49
Number of accumulation units outstanding at end of period (000 omitted)                                     5        7        3

50 - RIVERSOURCE OF NEW YORK VARIABLE ANNUITY ACCOUNT 2

VARIABLE ACCOUNT CHARGES OF 1.70% OF THE DAILY NET ASSETS OF THE VARIABLE
ACCOUNT.

YEAR ENDED DEC. 31,                                                                                     2005     2004
----------------------------------------------------------------------------------------------------------------------
AIM V.I. BASIC VALUE FUND, SERIES II SHARES (11/15/2004)
Accumulation unit value at beginning of period                                                         $ 1.03   $ 1.00
Accumulation unit value at end of period                                                               $ 1.07   $ 1.03
Number of accumulation units outstanding at end of period (000 omitted)                                     6        1

AIM V.I. CAPITAL DEVELOPMENT FUND, SERIES II SHARES (11/15/2004)
Accumulation unit value at beginning of period                                                         $ 1.05   $ 1.00
Accumulation unit value at end of period                                                               $ 1.13   $ 1.05
Number of accumulation units outstanding at end of period (000 omitted)                                    --       --

AIM V.I. MID CAP CORE EQUITY FUND, SERIES II SHARES (11/15/2004)
Accumulation unit value at beginning of period                                                         $ 1.02   $ 1.00
Accumulation unit value at end of period                                                               $ 1.08   $ 1.02
Number of accumulation units outstanding at end of period (000 omitted)                                     2       --

ALLIANCEBERNSTEIN VPS GROWTH AND INCOME PORTFOLIO (CLASS B) (11/15/2004)
Accumulation unit value at beginning of period                                                         $ 1.03   $ 1.00
Accumulation unit value at end of period                                                               $ 1.06   $ 1.03
Number of accumulation units outstanding at end of period (000 omitted)                                    --       --

ALLIANCEBERNSTEIN VPS INTERNATIONAL VALUE PORTFOLIO (CLASS B) (11/15/2004)
Accumulation unit value at beginning of period                                                         $ 1.05   $ 1.00
Accumulation unit value at end of period                                                               $ 1.21   $ 1.05
Number of accumulation units outstanding at end of period (000 omitted)                                    28        1

ALLIANCEBERNSTEIN VPS BALANCED SHARES PORTFOLIO (CLASS B) (11/15/2004)
(PREVIOUSLY ALLIANCEBERNSTEIN VP TOTAL RETURN PORTFOLIO (CLASS B))
Accumulation unit value at beginning of period                                                         $ 1.02   $ 1.00
Accumulation unit value at end of period                                                               $ 1.04   $ 1.02
Number of accumulation units outstanding at end of period (000 omitted)                                    --       --

AMERICAN CENTURY VP INFLATION PROTECTION, CLASS II (11/15/2004)
Accumulation unit value at beginning of period                                                         $ 1.01   $ 1.00
Accumulation unit value at end of period                                                               $ 1.01   $ 1.01
Number of accumulation units outstanding at end of period (000 omitted)                                    50        3

AMERICAN CENTURY VP INTERNATIONAL, CLASS II (11/15/2004)
Accumulation unit value at beginning of period                                                         $ 1.06   $ 1.00
Accumulation unit value at end of period                                                               $ 1.18   $ 1.06
Number of accumulation units outstanding at end of period (000 omitted)                                    --       --

AMERICAN CENTURY VP ULTRA(R), CLASS II (11/15/2004)
Accumulation unit value at beginning of period                                                         $ 1.03   $ 1.00
Accumulation unit value at end of period                                                               $ 1.03   $ 1.03
Number of accumulation units outstanding at end of period (000 omitted)                                    36       --

AMERICAN CENTURY VP VALUE, CLASS II (11/15/2004)
Accumulation unit value at beginning of period                                                         $ 1.04   $ 1.00
Accumulation unit value at end of period                                                               $ 1.07   $ 1.04
Number of accumulation units outstanding at end of period (000 omitted)                                    --       --

COLUMBIA SMALL CAP VALUE FUND, VARIABLE SERIES, CLASS B (11/15/2004)
(PREVIOUSLY COLONIAL SMALL CAP VALUE FUND, VARIABLE SERIES, CLASS B)
Accumulation unit value at beginning of period                                                         $ 1.06   $ 1.00
Accumulation unit value at end of period                                                               $ 1.09   $ 1.06
Number of accumulation units outstanding at end of period (000 omitted)                                    --       --

COLUMBIA HIGH YIELD FUND, VARIABLE SERIES, CLASS B* (11/15/2004)
Accumulation unit value at beginning of period                                                         $ 1.00   $ 1.00
Accumulation unit value at end of period                                                               $ 1.01   $ 1.00
Number of accumulation units outstanding at end of period (000 omitted)                                    16        1

*COLUMBIA HIGH YIELD FUND, VARIABLE SERIES, CLASS B MERGED INTO NATIONS HIGH YIELD BOND PORTFOLIO ON APRIL 28, 2006.
ON MAY 1, 2006, NATIONS HIGH YIELD BOND PORTFOLIO CHANGED ITS NAME TO COLUMBIA HIGH YIELD FUND, VARIABLE SERIES,
CLASS B.

RIVERSOURCE OF NEW YORK VARIABLE ANNUITY ACCOUNT 2 - 51

VARIABLE ACCOUNT CHARGES OF 1.70% OF THE DAILY NET ASSETS OF THE VARIABLE ACCOUNT. (CONTINUED)

YEAR ENDED DEC. 31,                                                                                     2005     2004
----------------------------------------------------------------------------------------------------------------------
DREYFUS INVESTMENT PORTFOLIOS MIDCAP STOCK PORTFOLIO, SERVICE SHARES (11/15/2004)
Accumulation unit value at beginning of period                                                         $ 1.04   $ 1.00
Accumulation unit value at end of period                                                               $ 1.11   $ 1.04
Number of accumulation units outstanding at end of period (000 omitted)                                    --       --

DREYFUS INVESTMENT PORTFOLIOS TECHNOLOGY GROWTH PORTFOLIO, SERVICE SHARES (11/15/2004)
Accumulation unit value at beginning of period                                                         $ 1.02   $ 1.00
Accumulation unit value at end of period                                                               $ 1.04   $ 1.02
Number of accumulation units outstanding at end of period (000 omitted)                                     8       --

DREYFUS VARIABLE INVESTMENT FUND APPRECIATION PORTFOLIO, SERVICE SHARES (11/15/2004)
Accumulation unit value at beginning of period                                                         $ 1.02   $ 1.00
Accumulation unit value at end of period                                                               $ 1.04   $ 1.02
Number of accumulation units outstanding at end of period (000 omitted)                                    --       --

DREYFUS VARIABLE INVESTMENT FUND INTERNATIONAL VALUE PORTFOLIO, SERVICE SHARES (11/15/2004)
Accumulation unit value at beginning of period                                                         $ 1.05   $ 1.00
Accumulation unit value at end of period                                                               $ 1.15   $ 1.05
Number of accumulation units outstanding at end of period (000 omitted)                                    --       --

FIDELITY(R) VIP CONTRAFUND(R) PORTFOLIO SERVICE CLASS 2 (11/15/2004)
Accumulation unit value at beginning of period                                                         $ 1.03   $ 1.00
Accumulation unit value at end of period                                                               $ 1.18   $ 1.03
Number of accumulation units outstanding at end of period (000 omitted)                                   105       43

FIDELITY(R) VIP GROWTH PORTFOLIO SERVICE CLASS 2 (11/15/2004)
Accumulation unit value at beginning of period                                                         $ 1.02   $ 1.00
Accumulation unit value at end of period                                                               $ 1.06   $ 1.02
Number of accumulation units outstanding at end of period (000 omitted)                                    --       --

FIDELITY(R) VIP INVESTMENT GRADE BOND PORTFOLIO SERVICE CLASS 2 (11/15/2004)
Accumulation unit value at beginning of period                                                         $ 1.00   $ 1.00
Accumulation unit value at end of period                                                               $ 1.01   $ 1.00
Number of accumulation units outstanding at end of period (000 omitted)                                    52        3

FIDELITY(R) VIP MID CAP PORTFOLIO SERVICE CLASS 2 (11/15/2004)
Accumulation unit value at beginning of period                                                         $ 1.05   $ 1.00
Accumulation unit value at end of period                                                               $ 1.22   $ 1.05
Number of accumulation units outstanding at end of period (000 omitted)                                    12       --

FIDELITY(R) VIP OVERSEAS PORTFOLIO SERVICE CLASS 2 (11/15/2004)
Accumulation unit value at beginning of period                                                         $ 1.05   $ 1.00
Accumulation unit value at end of period                                                               $ 1.23   $ 1.05
Number of accumulation units outstanding at end of period (000 omitted)                                     3       --

FTVIPT FRANKLIN INCOME SECURITIES FUND - CLASS 2 (11/15/2004)
Accumulation unit value at beginning of period                                                         $ 1.03   $ 1.00
Accumulation unit value at end of period                                                               $ 1.03   $ 1.03
Number of accumulation units outstanding at end of period (000 omitted)                                    --       --

FTVIPT FRANKLIN RISING DIVIDENDS SECURITIES FUND - CLASS 2 (11/15/2004)
Accumulation unit value at beginning of period                                                         $ 1.03   $ 1.00
Accumulation unit value at end of period                                                               $ 1.04   $ 1.03
Number of accumulation units outstanding at end of period (000 omitted)                                    --       --

FTVIPT FRANKLIN SMALL-MID CAP GROWTH SECURITIES FUND - CLASS 2 (11/15/2004)
Accumulation unit value at beginning of period                                                         $ 1.02   $ 1.00
Accumulation unit value at end of period                                                               $ 1.06   $ 1.02
Number of accumulation units outstanding at end of period (000 omitted)                                    --       --

FTVIPT MUTUAL SHARES SECURITIES FUND - CLASS 2 (11/15/2004)
Accumulation unit value at beginning of period                                                         $ 1.04   $ 1.00
Accumulation unit value at end of period                                                               $ 1.13   $ 1.04
Number of accumulation units outstanding at end of period (000 omitted)                                    33       33

FTVIPT TEMPLETON GLOBAL INCOME SECURITIES FUND - CLASS 2 (11/15/2004)
Accumulation unit value at beginning of period                                                         $ 1.05   $ 1.00
Accumulation unit value at end of period                                                               $ 1.00   $ 1.05
Number of accumulation units outstanding at end of period (000 omitted)                                    19        1

52 - RIVERSOURCE OF NEW YORK VARIABLE ANNUITY ACCOUNT 2

VARIABLE ACCOUNT CHARGES OF 1.70% OF THE DAILY NET ASSETS OF THE VARIABLE ACCOUNT. (CONTINUED)

YEAR ENDED DEC. 31,                                                                                     2005     2004
----------------------------------------------------------------------------------------------------------------------
FTVIPT TEMPLETON GROWTH SECURITIES FUND - CLASS 2 (11/15/2004)
Accumulation unit value at beginning of period                                                         $ 1.04   $ 1.00
Accumulation unit value at end of period                                                               $ 1.11   $ 1.04
Number of accumulation units outstanding at end of period (000 omitted)                                    --       --

GOLDMAN SACHS VIT MID CAP VALUE FUND (11/15/2004)
Accumulation unit value at beginning of period                                                         $ 1.04   $ 1.00
Accumulation unit value at end of period                                                               $ 1.16   $ 1.04
Number of accumulation units outstanding at end of period (000 omitted)                                    18       --

MFS(R) INVESTORS GROWTH STOCK SERIES - SERVICE CLASS (11/15/2004)
Accumulation unit value at beginning of period                                                         $ 1.03   $ 1.00
Accumulation unit value at end of period                                                               $ 1.06   $ 1.03
Number of accumulation units outstanding at end of period (000 omitted)                                    --       --

MFS(R) NEW DISCOVERY SERIES - SERVICE CLASS (11/15/2004)
Accumulation unit value at beginning of period                                                         $ 1.04   $ 1.00
Accumulation unit value at end of period                                                               $ 1.07   $ 1.04
Number of accumulation units outstanding at end of period (000 omitted)                                    --       --

MFS(R) TOTAL RETURN SERIES - SERVICE CLASS (11/15/2004)
Accumulation unit value at beginning of period                                                         $ 1.02   $ 1.00
Accumulation unit value at end of period                                                               $ 1.03   $ 1.02
Number of accumulation units outstanding at end of period (000 omitted)                                    --       --

MFS(R) UTILITIES SERIES - SERVICE CLASS (11/15/2004)
Accumulation unit value at beginning of period                                                         $ 1.06   $ 1.00
Accumulation unit value at end of period                                                               $ 1.21   $ 1.06
Number of accumulation units outstanding at end of period (000 omitted)                                    --       --

OPPENHEIMER CAPITAL APPRECIATION FUND/VA, SERVICE SHARES (11/15/2004)
Accumulation unit value at beginning of period                                                         $ 1.02   $ 1.00
Accumulation unit value at end of period                                                               $ 1.05   $ 1.02
Number of accumulation units outstanding at end of period (000 omitted)                                    63       35

OPPENHEIMER GLOBAL SECURITIES FUND/VA, SERVICE SHARES (11/15/2004)
Accumulation unit value at beginning of period                                                         $ 1.07   $ 1.00
Accumulation unit value at end of period                                                               $ 1.20   $ 1.07
Number of accumulation units outstanding at end of period (000 omitted)                                    --       --

OPPENHEIMER MAIN STREET SMALL CAP FUND/VA, SERVICE SHARES (11/15/2004)
Accumulation unit value at beginning of period                                                         $ 1.04   $ 1.00
Accumulation unit value at end of period                                                               $ 1.13   $ 1.04
Number of accumulation units outstanding at end of period (000 omitted)                                    --       --

OPPENHEIMER STRATEGIC BOND FUND/VA, SERVICE SHARES (11/15/2004)
Accumulation unit value at beginning of period                                                         $ 1.02   $ 1.00
Accumulation unit value at end of period                                                               $ 1.03   $ 1.02
Number of accumulation units outstanding at end of period (000 omitted)                                    61       27

PUTNAM VT HEALTH SCIENCES FUND - CLASS IB SHARES (11/15/2004)
Accumulation unit value at beginning of period                                                         $ 1.04   $ 1.00
Accumulation unit value at end of period                                                               $ 1.15   $ 1.04
Number of accumulation units outstanding at end of period (000 omitted)                                    --       --

PUTNAM VT INTERNATIONAL EQUITY FUND - CLASS IB SHARES (11/15/2004)
Accumulation unit value at beginning of period                                                         $ 1.05   $ 1.00
Accumulation unit value at end of period                                                               $ 1.16   $ 1.05
Number of accumulation units outstanding at end of period (000 omitted)                                    --       --

PUTNAM VT SMALL CAP VALUE FUND - CLASS IB SHARES (11/15/2004)
Accumulation unit value at beginning of period                                                         $ 1.05   $ 1.00
Accumulation unit value at end of period                                                               $ 1.11   $ 1.05
Number of accumulation units outstanding at end of period (000 omitted)                                    --       --

PUTNAM VT VISTA FUND - CLASS IB SHARES (11/15/2004)
Accumulation unit value at beginning of period                                                         $ 1.06   $ 1.00
Accumulation unit value at end of period                                                               $ 1.17   $ 1.06
Number of accumulation units outstanding at end of period (000 omitted)                                    --       --

RIVERSOURCE OF NEW YORK VARIABLE ANNUITY ACCOUNT 2 - 53

VARIABLE ACCOUNT CHARGES OF 1.70% OF THE DAILY NET ASSETS OF THE VARIABLE ACCOUNT. (CONTINUED)

YEAR ENDED DEC. 31,                                                                                     2005     2004
----------------------------------------------------------------------------------------------------------------------
RIVERSOURCE(SM) VARIABLE PORTFOLIO - CASH MANAGEMENT FUND (11/15/2004)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - CASH MANAGEMENT FUND)
Accumulation unit value at beginning of period                                                         $ 1.00   $ 1.00
Accumulation unit value at end of period                                                               $ 1.01   $ 1.00
Number of accumulation units outstanding at end of period (000 omitted)                                     4        1

RIVERSOURCE(SM) VARIABLE PORTFOLIO - DIVERSIFIED BOND FUND (11/15/2004)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - DIVERSIFIED BOND FUND)
Accumulation unit value at beginning of period                                                         $ 1.00   $ 1.00
Accumulation unit value at end of period                                                               $ 1.01   $ 1.00
Number of accumulation units outstanding at end of period (000 omitted)                                    --       --

RIVERSOURCE(SM) VARIABLE PORTFOLIO - DIVERSIFIED EQUITY INCOME FUND (11/15/2004)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - DIVERSIFIED EQUITY INCOME FUND)
Accumulation unit value at beginning of period                                                         $ 1.05   $ 1.00
Accumulation unit value at end of period                                                               $ 1.17   $ 1.05
Number of accumulation units outstanding at end of period (000 omitted)                                    51       --

RIVERSOURCE(SM) VARIABLE PORTFOLIO - EMERGING MARKETS FUND (11/15/2004)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - THREADNEEDLE EMERGING MARKETS FUND)
Accumulation unit value at beginning of period                                                         $ 1.08   $ 1.00
Accumulation unit value at end of period                                                               $ 1.42   $ 1.08
Number of accumulation units outstanding at end of period (000 omitted)                                    15       --

RIVERSOURCE(SM) VARIABLE PORTFOLIO - GROWTH FUND (11/15/2004)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - GROWTH FUND)
Accumulation unit value at beginning of period                                                         $ 1.03   $ 1.00
Accumulation unit value at end of period                                                               $ 1.10   $ 1.03
Number of accumulation units outstanding at end of period (000 omitted)                                    --       --

RIVERSOURCE(SM) VARIABLE PORTFOLIO - HIGH YIELD BOND FUND (11/15/2004)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - HIGH YIELD BOND FUND)
Accumulation unit value at beginning of period                                                         $ 1.01   $ 1.00
Accumulation unit value at end of period                                                               $ 1.03   $ 1.01
Number of accumulation units outstanding at end of period (000 omitted)                                     9        1

RIVERSOURCE(SM) VARIABLE PORTFOLIO - INCOME OPPORTUNITIES FUND (11/15/2004)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - INCOME OPPORTUNITIES FUND)
Accumulation unit value at beginning of period                                                         $ 1.01   $ 1.00
Accumulation unit value at end of period                                                               $ 1.02   $ 1.01
Number of accumulation units outstanding at end of period (000 omitted)                                    --       --

RIVERSOURCE(SM) VARIABLE PORTFOLIO - INTERNATIONAL OPPORTUNITY FUND (11/15/2004)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - THREADNEEDLE INTERNATIONAL FUND)
Accumulation unit value at beginning of period                                                         $ 1.06   $ 1.00
Accumulation unit value at end of period                                                               $ 1.18   $ 1.06
Number of accumulation units outstanding at end of period (000 omitted)                                    --       --

RIVERSOURCE(SM) VARIABLE PORTFOLIO - LARGE CAP EQUITY FUND* (11/15/2004)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - LARGE CAP EQUITY FUND)
Accumulation unit value at beginning of period                                                         $ 1.03   $ 1.00
Accumulation unit value at end of period                                                               $ 1.07   $ 1.03
Number of accumulation units outstanding at end of period (000 omitted)                                    15        2

*RIVERSOURCE(SM) VARIABLE PORTFOLIO - NEW DIMENSIONS FUND(R) MERGED INTO RIVERSOURCE(SM) VARIABLE PORTFOLIO - LARGE
CAP EQUITY FUND ON MARCH 17, 2006.

RIVERSOURCE(SM) VARIABLE PORTFOLIO - LARGE CAP VALUE FUND (11/15/2004)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - LARGE CAP VALUE FUND)
Accumulation unit value at beginning of period                                                         $ 1.03   $ 1.00
Accumulation unit value at end of period                                                               $ 1.06   $ 1.03
Number of accumulation units outstanding at end of period (000 omitted)                                    --       --

RIVERSOURCE(SM) VARIABLE PORTFOLIO - MID CAP GROWTH FUND (11/15/2004)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - EQUITY SELECT FUND)
Accumulation unit value at beginning of period                                                         $ 1.04   $ 1.00
Accumulation unit value at end of period                                                               $ 1.12   $ 1.04
Number of accumulation units outstanding at end of period (000 omitted)                                    --       --

54 - RIVERSOURCE OF NEW YORK VARIABLE ANNUITY ACCOUNT 2

VARIABLE ACCOUNT CHARGES OF 1.70% OF THE DAILY NET ASSETS OF THE VARIABLE ACCOUNT. (CONTINUED)

YEAR ENDED DEC. 31,                                                                                      2005     2004
----------------------------------------------------------------------------------------------------------------------
RIVERSOURCE(SM) VARIABLE PORTFOLIO - NEW DIMENSIONS FUND(R)* (11/15/2004)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - NEW DIMENSIONS FUND(R))
Accumulation unit value at beginning of period                                                         $ 1.01   $ 1.00
Accumulation unit value at end of period                                                               $ 1.01   $ 1.01
Number of accumulation units outstanding at end of period (000 omitted)                                    --       --

*RIVERSOURCE(SM) VARIABLE PORTFOLIO - NEW DIMENSIONS FUND(R) MERGED INTO RIVERSOURCE(SM) VARIABLE PORTFOLIO - LARGE
CAP EQUITY FUND ON MARCH 17, 2006.

RIVERSOURCE(SM) VARIABLE PORTFOLIO - S&P 500 INDEX FUND (11/15/2004)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - S&P 500 INDEX FUND)
Accumulation unit value at beginning of period                                                         $ 1.02   $ 1.00
Accumulation unit value at end of period                                                               $ 1.05   $ 1.02
Number of accumulation units outstanding at end of period (000 omitted)                                    --       --

RIVERSOURCE(SM) VARIABLE PORTFOLIO - SELECT VALUE FUND (11/15/2004)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - PARTNERS SELECT VALUE FUND)
Accumulation unit value at beginning of period                                                         $ 1.04   $ 1.00
Accumulation unit value at end of period                                                               $ 1.03   $ 1.04
Number of accumulation units outstanding at end of period (000 omitted)                                    --       --

RIVERSOURCE(SM) VARIABLE PORTFOLIO - SHORT DURATION U.S. GOVERNMENT FUND (11/15/2004)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - SHORT DURATION U.S. GOVERNMENT FUND)
Accumulation unit value at beginning of period                                                         $ 1.00   $ 1.00
Accumulation unit value at end of period                                                               $ 1.00   $ 1.00
Number of accumulation units outstanding at end of period (000 omitted)                                    --       --

RIVERSOURCE(SM) VARIABLE PORTFOLIO - SMALL CAP VALUE FUND (11/15/2004)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - PARTNERS SMALL CAP VALUE FUND)
Accumulation unit value at beginning of period                                                         $ 1.05   $ 1.00
Accumulation unit value at end of period                                                               $ 1.09   $ 1.05
Number of accumulation units outstanding at end of period (000 omitted)                                    29       --

VAN KAMPEN LIFE INVESTMENT TRUST COMSTOCK PORTFOLIO CLASS II SHARES (11/15/2004)
Accumulation unit value at beginning of period                                                         $ 1.03   $ 1.00
Accumulation unit value at end of period                                                               $ 1.05   $ 1.03
Number of accumulation units outstanding at end of period (000 omitted)                                    72        1

VAN KAMPEN UIF U.S. REAL ESTATE PORTFOLIO CLASS II SHARES (11/15/2004)
Accumulation unit value at beginning of period                                                         $ 1.05   $ 1.00
Accumulation unit value at end of period                                                               $ 1.21   $ 1.05
Number of accumulation units outstanding at end of period (000 omitted)                                     4        1

WANGER INTERNATIONAL SMALL CAP (11/15/2004)
Accumulation unit value at beginning of period                                                         $ 1.08   $ 1.00
Accumulation unit value at end of period                                                               $ 1.30   $ 1.08
Number of accumulation units outstanding at end of period (000 omitted)                                    22       --

WANGER U.S. SMALLER COMPANIES (11/15/2004)
Accumulation unit value at beginning of period                                                         $ 1.04   $ 1.00
Accumulation unit value at end of period                                                               $ 1.14   $ 1.04
Number of accumulation units outstanding at end of period (000 omitted)                                    17       --

RIVERSOURCE OF NEW YORK VARIABLE ANNUITY ACCOUNT 2 - 55

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


THE BOARD OF DIRECTORS

AMERICAN CENTURION LIFE ASSURANCE COMPANY

We have audited the accompanying individual statements of assets and liabilities of the 90 segregated asset subaccounts of ACL Variable Annuity Account 2, referred to in Note 1, as of December 31, 2005, and the related statements of operations and changes in net assets for the periods indicated therein. These financial statements are the responsibility of the management of American Centurion Life Assurance Company. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of ACL Variable Annuity Account 2's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of ACL Variable Annuity Account 2's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of December 31, 2005 by correspondence with the affiliated and unaffiliated mutual fund managers. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the individual financial position of the 90 segregated asset subaccounts of ACL Variable Annuity Account 2, referred to in Note 1, at December 31, 2005, and the individual results of their operations and the changes in their net assets for the periods indicated therein, in conformity with U.S. generally accepted accounting principles.

                                                               Ernst & Young LLP

Minneapolis, Minnesota

March 31, 2006

56 - RIVERSOURCE OF NEW YORK VARIABLE ANNUITY ACCOUNT 2

STATEMENTS OF ASSETS AND LIABILITIES

                                                                                SEGREGATED ASSET SUBACCOUNTS
                                                           --------------------------------------------------------------------
                                                              AIM VI        AIM VI        AIM VI        AIM VI        AIM VI
                                                            BASIC VAL,     CAP DEV,      CORE EQ,     INTL GRO,    MID CAP CORE
DECEMBER 31, 2005                                             SER II        SER II        SER I         SER I       EQ, SER II
ASSETS
Investments, at value(1),(2)                               $    955,453  $    151,169  $    600,963  $    201,241  $    115,582
Dividends receivable                                             10,703            --            --            --            --
Accounts receivable from American Centurion Life for
  contract purchase payments                                          1            --            --            --             4
Receivable for share redemptions                                    202            --             2           119            30
-------------------------------------------------------------------------------------------------------------------------------
Total assets                                                    966,359       151,169       600,965       201,360       115,616
===============================================================================================================================

LIABILITIES
Payable to American Centurion Life for:
   Mortality and expense risk fee                                   945           141           625           211           115
   Administrative charge                                            119            19            75            25            15
   Contract terminations                                            202            --             2           119            30
Payable for investments purchased                                10,723            --            --            --             4
-------------------------------------------------------------------------------------------------------------------------------
Total liabilities                                                11,989           160           702           355           164
-------------------------------------------------------------------------------------------------------------------------------
Net assets applicable to contracts in accumulation period       954,344       150,509       600,263       201,005       115,344
Net assets applicable to contracts in payment period                 --            --            --            --            --
Net assets applicable to seed money                                  26           500            --            --           108
-------------------------------------------------------------------------------------------------------------------------------
Total net assets                                           $    954,370  $    151,009  $    600,263  $    201,005  $    115,452
===============================================================================================================================
(1) Investment shares                                            77,933         9,496        25,627         8,685         8,549
(2) Investments, at cost                                   $    866,081  $    123,293  $    652,690  $    178,161  $    111,537
-------------------------------------------------------------------------------------------------------------------------------

                                                                                SEGREGATED ASSET SUBACCOUNTS
                                                           --------------------------------------------------------------------
                                                              AIM VI        AIM VI        AB VPS        AB VPS        AB VPS
                                                           PREMIER EQ,   PREMIER EQ,   GLOBAL TECH,   GRO & INC,    INTL VAL,
DECEMBER 31, 2005 (CONTINUED)                                 SER I         SER II         CL B          CL B          CL B
ASSETS
Investments, at value(1),(2)                               $    449,438  $      7,091  $    215,601  $  1,283,785  $    815,279
Dividends receivable                                                 --            --            --            --            --
Accounts receivable from American Centurion Life for
  contract purchase payments                                         --            --            --            --         5,529
Receivable for share redemptions                                      4            --            --            --           356
-------------------------------------------------------------------------------------------------------------------------------
Total assets                                                    449,442         7,091       215,601     1,283,785       821,164
===============================================================================================================================

LIABILITIES
Payable to American Centurion Life for:
   Mortality and expense risk fee                                   475             5           199         1,355           761
   Administrative charge                                             57             1            27           161            95
   Contract terminations                                              4            --            --            --           356
Payable for investments purchased                                    --            --            --            --         5,529
-------------------------------------------------------------------------------------------------------------------------------
Total liabilities                                                   536             6           226         1,516         6,741
-------------------------------------------------------------------------------------------------------------------------------
Net assets applicable to contracts in accumulation period       448,906         6,599       215,171     1,281,705       814,423
Net assets applicable to contracts in payment period                 --            --            --            --            --
Net assets applicable to seed money                                  --           486           204           564            --
-------------------------------------------------------------------------------------------------------------------------------
Total net assets                                           $    448,906  $      7,085  $    215,375  $  1,282,269  $    814,423
===============================================================================================================================
(1) Investment shares                                            20,136           320        13,794        52,081        43,091
(2) Investments, at cost                                   $    562,720  $      5,876  $    194,021  $  1,079,357  $    749,035
-------------------------------------------------------------------------------------------------------------------------------

See accompanying notes to financial statements.

RIVERSOURCE OF NEW YORK VARIABLE ANNUITY ACCOUNT 2 - 57

STATEMENTS OF ASSETS AND LIABILITIES

                                                                                SEGREGATED ASSET SUBACCOUNTS
                                                           --------------------------------------------------------------------
                                                              AB VPS        AB VPS        AC VP         AC VP
                                                           LG CAP GRO,   BAL SHARES,    INC & GRO,    INFLATION       AC VP
DECEMBER 31, 2005 (CONTINUED)                                  CL B          CL B          CL I      PROT, CL II   INTL, CL II
ASSETS
Investments, at value(1),(2)                               $    389,842  $    285,567  $    284,730  $  1,229,818  $        351
Dividends receivable                                                 --            --            --         3,768            --
Accounts receivable from American Centurion Life for
  contract purchase payments                                         --            --             4         4,117            --
Receivable for share redemptions                                     --            --            --            20            --
-------------------------------------------------------------------------------------------------------------------------------
Total assets                                                    389,842       285,567       284,734     1,237,723           351
===============================================================================================================================

LIABILITIES
Payable to American Centurion Life for:
   Mortality and expense risk fee                                   416           272           296         1,184            --
   Administrative charge                                             49            35            35           147            --
   Contract terminations                                             --            --            --            20            --
Payable for investments purchased                                    --            --             4         7,885            --
--------------------------------------------------------------------------------------------------------------------------- ----
Total liabilities                                                   465           307           335         9,236            --
-------------------------------------------------------------------------------------------------------------------------------
Net assets applicable to contracts in accumulation period       389,113       285,025       284,323     1,228,487            --
Net assets applicable to contracts in payment period                 --            --            76            --            --
Net assets applicable to seed money                                 264           235            --            --           351
-------------------------------------------------------------------------------------------------------------------------------
Total net assets                                           $    389,377  $    285,260  $    284,399  $  1,228,487  $        351
===============================================================================================================================
(1) Investment shares                                            14,689        14,990        37,913       119,865            43
(2) Investments, at cost                                   $    303,630  $    264,447  $    259,917  $  1,247,187  $        298
-------------------------------------------------------------------------------------------------------------------------------

                                                                                SEGREGATED ASSET SUBACCOUNTS
                                                           --------------------------------------------------------------------
                                                                                                          COL
                                                              AC VP         AC VP         AC VP      SM CAP VAL,  COL HI YIELD,
DECEMBER 31, 2005 (CONTINUED)                              ULTRA, CL II   VAL, CL I     VAL, CL II     VS CL B       VS CL B
ASSETS
Investments, at value(1),(2)                               $  1,092,393  $    219,521  $      3,072  $       495  $     330,466
Dividends receivable                                                 --            --            --           --             --
Accounts receivable from American Centurion Life for
  contract purchase payments                                      7,484            --            --           --             --
Receivable for share redemptions                                    293            --            --           --             --
-------------------------------------------------------------------------------------------------------------------------------
Total assets                                                  1,100,170       219,521         3,072          495        330,466
===============================================================================================================================

LIABILITIES
Payable to American Centurion Life for:
   Mortality and expense risk fee                                 1,014           229             3           --            322
   Administrative charge                                            126            27            --           --             40
   Contract terminations                                            293            --            --           --             --
Payable for investments purchased                                 7,484            --            --           --             --
-------------------------------------------------------------------------------------------------------------------------------
Total liabilities                                                 8,917           256             3           --            362
-------------------------------------------------------------------------------------------------------------------------------
Net assets applicable to contracts in accumulation period     1,091,253       219,265         2,746           --        330,104
Net assets applicable to contracts in payment period                 --            --            --           --             --
Net assets applicable to seed money                                  --            --           323          495             --
-------------------------------------------------------------------------------------------------------------------------------
Total net assets                                           $  1,091,253  $    219,265  $      3,069  $       495  $     330,104
===============================================================================================================================
(1) Investment shares                                           105,750        26,771           375           28         33,755
(2) Investments, at cost                                   $  1,059,372  $    176,565  $      3,022  $       455  $     325,088
-------------------------------------------------------------------------------------------------------------------------------

See accompanying notes to financial statements.

58 - RIVERSOURCE OF NEW YORK VARIABLE ANNUITY ACCOUNT 2

STATEMENTS OF ASSETS AND LIABILITIES

                                                                                SEGREGATED ASSET SUBACCOUNTS
                                                           --------------------------------------------------------------------
                                                             DREY IP        DREY IP      DREY VIF      DREY VIF      FID VIP
                                                           MIDCAP STOCK,   TECH GRO,      APPR,       INTL VAL,    CONTRAFUND,
DECEMBER 31, 2005 (CONTINUED)                                  SERV           SERV         SERV          SERV       SERV CL 2
ASSETS
Investments, at value(1),(2)                               $      32,554  $    261,179  $     8,497  $        521  $  8,699,318
Dividends receivable                                                  --            --           --            --            --
Accounts receivable from American Centurion Life for
  contract purchase payments                                          --         1,843           --            --        12,915
Receivable for share redemptions                                      --           132           --            --           288
-------------------------------------------------------------------------------------------------------------------------------
Total assets                                                      32,554       263,154        8,497           521     8,712,521
===============================================================================================================================

LIABILITIES
Payable to American Centurion Life for:
   Mortality and expense risk fee                                     33           246            7            --         7,976
   Administrative charge                                               4            30            1            --         1,057
   Contract terminations                                              --           132           --            --           288
Payable for investments purchased                                     --         1,843           --            --        12,915
-------------------------------------------------------------------------------------------------------------------------------
Total liabilities                                                     37         2,251            8            --        22,236
-------------------------------------------------------------------------------------------------------------------------------
Net assets applicable to contracts in accumulation period         32,265       260,903        7,860            --     8,690,285
Net assets applicable to contracts in payment period                  --            --           --            --            --
Net assets applicable to seed money                                  252            --          629           521            --
-------------------------------------------------------------------------------------------------------------------------------
Total net assets                                           $      32,517  $    260,903  $     8,489  $        521  $  8,690,285
===============================================================================================================================
(1) Investment shares                                              1,708        29,280          230            30       283,458
(2) Investments, at cost                                   $      31,044  $    246,732  $     8,358  $        461  $  7,177,832
-------------------------------------------------------------------------------------------------------------------------------

                                                                                SEGREGATED ASSET SUBACCOUNTS
                                                           --------------------------------------------------------------------
                                                             FID VIP        FID VIP       FID VIP       FID VIP        FTVIPT
                                                               GRO,        INVEST GR,     MID CAP,     OVERSEAS,     FRANK INC
DECEMBER 31, 2005 (CONTINUED)                               SERV CL 2      SERV CL 2     SERV CL 2     SERV CL 2     SEC, CL 2
ASSETS
Investments, at value(1),(2)                               $    560,141  $    942,655  $  3,207,229  $    877,410  $      1,723
Dividends receivable                                                 --            --            --            --            --
Accounts receivable from American Centurion Life for
  contract purchase payments                                         --         3,865         2,765            --            --
Receivable for share redemptions                                     --            --            57           352            --
-------------------------------------------------------------------------------------------------------------------------------
Total assets                                                    560,141       946,520     3,210,051       877,762         1,723
===============================================================================================================================

LIABILITIES
Payable to American Centurion Life for:
   Mortality and expense risk fee                                   582           892         3,200           803             2
   Administrative charge                                             70           112           397           110            --
   Contract terminations                                             --            --            57           352            --
Payable for investments purchased                                    --         3,865         2,765            --            --
-------------------------------------------------------------------------------------------------------------------------------
Total liabilities                                                   652         4,869         6,419         1,265             2
-------------------------------------------------------------------------------------------------------------------------------
Net assets applicable to contracts in accumulation period       558,873       941,651     3,203,632       876,406         1,258
Net assets applicable to contracts in payment period                 --            --            --            --            --
Net assets applicable to seed money                                 616            --            --            91           463
-------------------------------------------------------------------------------------------------------------------------------
Total net assets                                           $    559,489  $    941,651  $  3,203,632  $    876,497  $      1,721
===============================================================================================================================
(1) Investment shares                                            16,826        74,992        92,507        42,926           112
(2) Investments, at cost                                   $    507,205  $    937,894  $  2,313,135  $    689,862  $      1,748
-------------------------------------------------------------------------------------------------------------------------------

See accompanying notes to financial statements.

RIVERSOURCE OF NEW YORK VARIABLE ANNUITY ACCOUNT 2 - 59

STATEMENTS OF ASSETS AND LIABILITIES

                                                                                SEGREGATED ASSET SUBACCOUNTS
                                                           --------------------------------------------------------------------
                                                             FTVIPT       FTVIPT        FTVIPT        FTVIPT         FTVIPT
                                                           FRANK REAL  FRANK RISING  FRANK SM CAP  FRANK SM MID   MUTUAL SHARES
DECEMBER 31, 2005 (CONTINUED)                              EST, CL 2    DIVD, CL 2    VAL, CL 2    CAP GRO, CL 2   SEC, CL 2
ASSETS
Investments, at value(1),(2)                               $  359,755  $      3,288  $    589,439  $   1,058,296  $   4,477,619
Dividends receivable                                               --            --            --             --             --
Accounts receivable from American Centurion Life for
  contract purchase payments                                       --            --            --             --             --
Receivable for share redemptions                                   --            --            --             --             --
-------------------------------------------------------------------------------------------------------------------------------
Total assets                                                  359,755         3,288       589,439      1,058,296      4,477,619
===============================================================================================================================

LIABILITIES
Payable to American Centurion Life for:
   Mortality and expense risk fee                                 339             3           566          1,048          4,338
   Administrative charge                                           45            --            74            132            557
   Contract terminations                                           --            --            --             --             --
Payable for investments purchased                                  --            --            --             --             --
-------------------------------------------------------------------------------------------------------------------------------
Total liabilities                                                 384             3           640          1,180          4,895
-------------------------------------------------------------------------------------------------------------------------------
Net assets applicable to contracts in accumulation period     359,240         2,814       588,684      1,056,958      4,472,555
Net assets applicable to contracts in payment period               --            --            --             --             --
Net assets applicable to seed money                               131           471           115            158            169
-------------------------------------------------------------------------------------------------------------------------------
Total net assets                                           $  359,371  $      3,285  $    588,799  $   1,057,116  $   4,472,724
===============================================================================================================================
(1) Investment shares                                          11,214           184        35,107         51,979        246,429
(2) Investments, at cost                                   $  285,401  $      3,143  $    477,881  $     920,923  $   3,750,909
-------------------------------------------------------------------------------------------------------------------------------

                                                                                SEGREGATED ASSET SUBACCOUNTS
                                                           --------------------------------------------------------------------
                                                              FTVIPT        FTVIPT        FTVIPT        GS VIT
                                                             TEMP FOR    TEMP GLOBAL     TEMP GRO      MID CAP     JANUS ASPEN
DECEMBER 31, 2005 (CONTINUED)                               SEC, CL 2     INC, CL 2     SEC, CL 2        VAL        BAL, INST
ASSETS
Investments, at value(1),(2)                               $    590,080  $    405,160  $        335  $    716,317  $  3,201,963
Dividends receivable                                                 --            --            --            --            --
Accounts receivable from American Centurion Life for
  contract purchase payments                                         --         1,965            --         3,832            --
Receivable for share redemptions                                     --             5            --            15            19
-------------------------------------------------------------------------------------------------------------------------------
Total assets                                                    590,080       407,130           335       720,164     3,201,982
===============================================================================================================================

LIABILITIES
Payable to American Centurion Life for:
   Mortality and expense risk fee                                   574           384            --           682         3,361
   Administrative charge                                             73            48            --            84           403
   Contract terminations                                             --             5            --            15            19
Payable for investments purchased                                    --         1,965            --         3,832            --
-------------------------------------------------------------------------------------------------------------------------------
Total liabilities                                                   647         2,402            --         4,613         3,783
-------------------------------------------------------------------------------------------------------------------------------
Net assets applicable to contracts in accumulation period       589,354       404,728            --       715,551     3,197,719
Net assets applicable to contracts in payment period                 --            --            --            --           480
Net assets applicable to seed money                                  79            --           335            --            --
-------------------------------------------------------------------------------------------------------------------------------
Total net assets                                           $    589,433  $    404,728  $        335  $    715,551  $  3,198,199
===============================================================================================================================
(1) Investment shares                                            37,777        28,553            24        46,125       124,396
(2) Investments, at cost                                   $    485,390  $    416,020  $        300  $    742,139  $  3,067,967
-------------------------------------------------------------------------------------------------------------------------------

See accompanying notes to financial statements

60 - RIVERSOURCE OF NEW YORK VARIABLE ANNUITY ACCOUNT 2

STATEMENTS OF ASSETS AND LIABILITIES

                                                                                SEGREGATED ASSET SUBACCOUNTS
                                                           --------------------------------------------------------------------
                                                           JANUS ASPEN         MFS          MFS          MFS           MFS
                                                            WORLD GRO,   INV GRO STOCK,   NEW DIS,   TOTAL RETURN,  UTILITIES,
DECEMBER 31, 2005 (CONTINUED)                                  INST        SERV CL        SERV CL      SERV CL       SERV CL
ASSETS
Investments, at value(1),(2)                               $    526,589  $    347,371    $  277,683  $  3,420,787   $   105,548
Dividends receivable                                                 --            --            --            --            --
Accounts receivable from American Centurion Life for
  contract purchase payments                                         --            --            --            --            --
Receivable for share redemptions                                      8            --            --            --            --
-------------------------------------------------------------------------------------------------------------------------------
Total assets                                                    526,597       347,371       277,683     3,420,787       105,548
===============================================================================================================================

LIABILITIES
Payable to American Centurion Life for:
   Mortality and expense risk fee                                   554           305           256         3,184            93
   Administrative charge                                             66            43            35           425            13
   Contract terminations                                              8            --            --            --            --
Payable for investments purchased                                    --            --            --            --            --
-------------------------------------------------------------------------------------------------------------------------------
Total liabilities                                                   628           348           291         3,609           106
-------------------------------------------------------------------------------------------------------------------------------
Net assets applicable to contracts in accumulation period       525,190       346,756       276,921     3,417,023       104,771
Net assets applicable to contracts in payment period                779            --            --            --            --
Net assets applicable to seed money                                  --           267           471           155           671
-------------------------------------------------------------------------------------------------------------------------------
Total net assets                                           $    525,969  $    347,023    $  277,392  $  3,417,178   $   105,442
===============================================================================================================================
(1) Investment shares                                            18,834        35,738        17,973       166,868         4,480
(2) Investments, at cost                                   $    695,978  $    304,028    $  238,228  $  3,267,394   $    73,544
-------------------------------------------------------------------------------------------------------------------------------

                                                                                SEGREGATED ASSET SUBACCOUNTS
                                                           --------------------------------------------------------------------
                                                                            OPCAP        OPCAP       OPPEN CAP     OPPEN CAP
DECEMBER 31, 2005 (CONTINUED)                                OPCAP EQ      MANAGED       SM CAP       APPR VA    APPR VA, SERV
ASSETS
Investments, at value(1),(2)                               $    130,729  $    784,745  $    207,038  $   719,974  $   3,495,241
Dividends receivable                                                 --            --            --           --             --
Accounts receivable from American Centurion Life for
  contract purchase payments                                         --            --            50            2          4,673
Receivable for share redemptions                                     17             1            --           --            157
-------------------------------------------------------------------------------------------------------------------------------
Total assets                                                    130,746       784,746       207,088      719,976      3,500,071
===============================================================================================================================

LIABILITIES
Payable to American Centurion Life for:
   Mortality and expense risk fee                                   137           826           215          752          3,352
   Administrative charge                                             16            99            26           90            431
   Contract terminations                                             17             1            --           --            157
Payable for investments purchased                                    --            --            50            2          4,673
-------------------------------------------------------------------------------------------------------------------------------
Total liabilities                                                   170           926           291          844          8,613
-------------------------------------------------------------------------------------------------------------------------------
Net assets applicable to contracts in accumulation period       130,576       783,820       206,797      719,132      3,491,458
Net assets applicable to contracts in payment period                 --            --            --           --             --
Net assets applicable to seed money                                  --            --            --           --             --
-------------------------------------------------------------------------------------------------------------------------------
Total net assets                                           $    130,576  $    783,820  $    206,797  $   719,132  $   3,491,458
===============================================================================================================================
(1) Investment shares                                             3,406        18,216         6,619       18,691         91,427
(2) Investments, at cost                                   $    115,176  $    751,941  $    176,342  $   738,901  $   3,215,881
-------------------------------------------------------------------------------------------------------------------------------

See accompanying notes to financial statements.

RIVERSOURCE OF NEW YORK VARIABLE ANNUITY ACCOUNT 2 - 61

STATEMENTS OF ASSETS AND LIABILITIES

                                                                                SEGREGATED ASSET SUBACCOUNTS
                                                           --------------------------------------------------------------------
                                                              OPPEN         OPPEN       OPPEN       OPPEN MAIN      OPPEN
                                                            GLOBAL SEC      HI INC    HI INC VA,    ST SM CAP    STRATEGIC BOND
DECEMBER 31, 2005 (CONTINUED)                                VA, SERV         VA         SERV        VA, SERV      VA, SERV
ASSETS
Investments, at value(1),(2)                               $    513,027  $  322,823  $    224,663  $  2,430,395  $    4,976,307
Dividends receivable                                                 --          --            --            --              --
Accounts receivable from American Centurion Life for
  contract purchase payments                                         --          32            --            --           4,033
Receivable for share redemptions                                     --          --            --            --              14
-------------------------------------------------------------------------------------------------------------------------------
Total assets                                                    513,027     322,855       224,663     2,430,395       4,980,354
===============================================================================================================================

LIABILITIES
Payable to American Centurion Life for:
   Mortality and expense risk fee                                   501         331           203         2,434           4,624
   Administrative charge                                             64          40            28           300             605
   Contract terminations                                             --          --            --            --              14
Payable for investments purchased                                    --          32            --            --           4,033
-------------------------------------------------------------------------------------------------------------------------------
Total liabilities                                                   565         403           231         2,734           9,276
-------------------------------------------------------------------------------------------------------------------------------
Net assets applicable to contracts in accumulation period       511,851     322,452       224,432     2,427,576       4,971,078
Net assets applicable to contracts in payment period                 --          --            --            --              --
Net assets applicable to seed money                                 611          --            --            85              --
-------------------------------------------------------------------------------------------------------------------------------
Total net assets                                           $    512,462  $  322,452  $    224,432  $  2,427,661  $    4,971,078
===============================================================================================================================
(1) Investment shares                                            15,471      38,249        26,778       142,462         958,826
(2) Investments, at cost                                   $    396,614  $  350,029  $    223,609  $  1,956,857  $    4,856,606
-------------------------------------------------------------------------------------------------------------------------------

                                                                                SEGREGATED ASSET SUBACCOUNTS
                                                           --------------------------------------------------------------------
                                                              PUT VT        PUT VT        PUT VT       PUT VT     PUT VT HEALTH
                                                             DIV INC,      DIV INC,     GRO & INC,   GRO & INC,    SCIENCES,
DECEMBER 31, 2005 (CONTINUED)                                 CL IA         CL IB         CL IA        CL IB         CL IB
ASSETS
Investments, at value(1),(2)                               $    160,610  $    500,918  $    482,970  $ 1,297,942  $       3,151
Dividends receivable                                                 --            --            --           --             --
Accounts receivable from American Centurion Life for
  contract purchase payments                                         --            44            --           --             --
Receivable for share redemptions                                     --            --            --           --             --
-------------------------------------------------------------------------------------------------------------------------------
Total assets                                                    160,610       500,962       482,970    1,297,942          3,151
===============================================================================================================================

LIABILITIES
Payable to American Centurion Life for:
   Mortality and expense risk fee                                   165           518           510        1,343              3
   Administrative charge                                             20            62            61          164             --
   Contract terminations                                             --            --            --           --             --
Payable for investments purchased                                    --            44            --           --             --
-------------------------------------------------------------------------------------------------------------------------------
Total liabilities                                                   185           624           571        1,507              3
-------------------------------------------------------------------------------------------------------------------------------
Net assets applicable to contracts in accumulation period       160,425       500,338       482,399    1,296,117          2,800
Net assets applicable to contracts in payment period                 --            --            --           --             --
Net assets applicable to seed money                                  --            --            --          318            348
-------------------------------------------------------------------------------------------------------------------------------
Total net assets                                           $    160,425  $    500,338  $    482,399  $ 1,296,435  $       3,148
===============================================================================================================================
(1) Investment shares                                            18,128        57,182        18,218       49,258            237
(2) Investments, at cost                                   $    175,459  $    519,962  $    471,780  $ 1,225,607  $       2,988
-------------------------------------------------------------------------------------------------------------------------------

See accompanying notes to financial statements.

62 - RIVERSOURCE OF NEW YORK VARIABLE ANNUITY ACCOUNT 2

STATEMENTS OF ASSETS AND LIABILITIES

                                                                                SEGREGATED ASSET SUBACCOUNTS
                                                           --------------------------------------------------------------------
                                                              PUT VT        PUT VT        PUT VT        PUT VT        PUT VT
                                                            HI YIELD,     HI YIELD,      INTL EQ,      NEW OPP,     RESEARCH,
DECEMBER 31, 2005 (CONTINUED)                                 CL IA         CL IB         CL IB         CL IA         CL IB
ASSETS
Investments, at value(1),(2)                               $    212,516  $    252,664  $    174,392  $    143,096  $        547
Dividends receivable                                                 --            --            --            --            --
Accounts receivable from American Centurion Life for
  contract purchase payments                                         --            23            --            --            --
Receivable for share redemptions                                     --            --            --            --            --
-------------------------------------------------------------------------------------------------------------------------------
Total assets                                                    212,516       252,687       174,392       143,096           547
===============================================================================================================================

LIABILITIES
Payable to American Centurion Life for:
   Mortality and expense risk fee                                   220           262           156           151            --
   Administrative charge                                             26            32            22            18            --
   Contract terminations                                             --            --            --            --            --
Payable for investments purchased                                    --            23            --            --            --
-------------------------------------------------------------------------------------------------------------------------------
Total liabilities                                                   246           317           178           169            --
-------------------------------------------------------------------------------------------------------------------------------
Net assets applicable to contracts in accumulation period       212,270       252,370       173,879       142,927            --
Net assets applicable to contracts in payment period                 --            --            --            --            --
Net assets applicable to seed money                                  --            --           335            --           547
-------------------------------------------------------------------------------------------------------------------------------
Total net assets                                           $    212,270  $    252,370  $    174,214  $    142,927  $        547
===============================================================================================================================
(1) Investment shares                                            27,671        33,158        10,725         7,636            46
(2) Investments, at cost                                   $    273,830  $    294,320  $    134,171  $    194,510  $        472
-------------------------------------------------------------------------------------------------------------------------------

                                                                                SEGREGATED ASSET SUBACCOUNTS
                                                           --------------------------------------------------------------------
                                                              PUT VT        PUT VT        PUT VT
                                                           SM CAP VAL,      VISTA,       VOYAGER,       RVS VP        RVS VP
DECEMBER 31, 2005 (CONTINUED)                                 CL IB         CL IB         CL IB          BAL        CASH MGMT
ASSETS
Investments, at value(1),(2)                               $      3,245  $     31,505  $    838,867  $  1,363,195  $    901,336
Dividends receivable                                                 --            --            --            --         2,590
Accounts receivable from American Centurion Life for
  contract purchase payments                                         --            --            --             8            --
Receivable for share redemptions                                     --            --             4            --            --
-------------------------------------------------------------------------------------------------------------------------------
Total assets                                                      3,245        31,505       838,871     1,363,203       903,926
===============================================================================================================================

LIABILITIES
Payable to American Centurion Life for:
   Mortality and expense risk fee                                     4            34           883         1,437           890
   Administrative charge                                             --             4           106           172           109
   Contract terminations                                             --            --             4            --            --
Payable for investments purchased                                    --            --            --            --            --
-------------------------------------------------------------------------------------------------------------------------------
Total liabilities                                                     4            38           993         1,609           999
-------------------------------------------------------------------------------------------------------------------------------
Net assets applicable to contracts in accumulation period         2,743        31,052       837,878     1,361,594       898,887
Net assets applicable to contracts in payment period                 --            --            --            --            --
Net assets applicable to seed money                                 498           415            --            --         4,040
-------------------------------------------------------------------------------------------------------------------------------
Total net assets                                           $      3,241  $     31,467  $    837,878  $  1,361,594  $    902,927
===============================================================================================================================
(1) Investment shares                                               141         2,260        29,382        91,996       901,658
(2) Investments, at cost                                   $      3,163  $     22,275  $  1,262,599  $  1,497,893  $    901,336
-------------------------------------------------------------------------------------------------------------------------------

See accompanying notes to financial statements.

RIVERSOURCE OF NEW YORK VARIABLE ANNUITY ACCOUNT 2 - 63

STATEMENTS OF ASSETS AND LIABILITIES

                                                                                SEGREGATED ASSET SUBACCOUNTS
                                                           --------------------------------------------------------------------
                                                                                                                      RVS VP
                                                              RVS VP        RVS VP        RVS VP        RVS VP       HI YIELD
DECEMBER 31, 2005 (CONTINUED)                                DIV BOND     DIV EQ INC    EMER MKTS        GRO           BOND
ASSETS
Investments, at value(1),(2)                               $  1,418,883  $  1,603,517  $    612,817  $     68,914  $    165,403
Dividends receivable                                              4,631            --            --            --           669
Accounts receivable from American Centurion Life for
  contract purchase payments                                         71        11,058         3,686            --            --
Receivable for share redemptions                                     --            --            --            --            --
-------------------------------------------------------------------------------------------------------------------------------
Total assets                                                  1,423,585     1,614,575       616,503        68,914       166,072
===============================================================================================================================

LIABILITIES
Payable to American Centurion Life for:
   Mortality and expense risk fee                                 1,366         1,409           565            57           159
   Administrative charge                                            175           183            70             9            20
   Contract terminations                                             --            44           719            --            --
Payable for investments purchased                                    --            --            --            --            --
-------------------------------------------------------------------------------------------------------------------------------
Total liabilities                                                 1,541         1,636         1,354            66           179
-------------------------------------------------------------------------------------------------------------------------------
Net assets applicable to contracts in accumulation period     1,417,963     1,612,855       615,079        68,332       162,791
Net assets applicable to contracts in payment period                 --            --            --            --            --
Net assets applicable to seed money                               4,081            84            70           516         3,102
-------------------------------------------------------------------------------------------------------------------------------
Total net assets                                           $  1,422,044  $  1,612,939  $    615,149  $     68,848  $    165,893
===============================================================================================================================
(1) Investment shares                                           135,444       115,125        41,706        10,119        24,837
(2) Investments, at cost                                   $  1,444,264  $  1,517,065  $    544,291  $     60,187  $    165,834
-------------------------------------------------------------------------------------------------------------------------------

                                                                                SEGREGATED ASSET SUBACCOUNTS
                                                           --------------------------------------------------------------------
                                                                                                        RVS VP        RVS VP
                                                              RVS VP        RVS VP        RVS VP        LG CAP       MID CAP
DECEMBER 31, 2005 (CONTINUED)                                INC OPP       INTL OPP     LG CAP EQ        VAL           GRO
ASSETS
Investments, at value(1),(2)                               $      6,124  $    151,108  $    958,091  $        321  $        341
Dividends receivable                                                 32            --            --            --            --
Accounts receivable from American Centurion Life for
  contract purchase payments                                         --            --            20            --            --
Receivable for share redemptions                                     --            --            --            --            --
-------------------------------------------------------------------------------------------------------------------------------
Total assets                                                      6,156       151,108       958,111           321           341
===============================================================================================================================

LIABILITIES
Payable to American Centurion Life for:
   Mortality and expense risk fee                                     6           156           972            --            --
   Administrative charge                                             --            19           119            --            --
   Contract terminations                                             --            79            75            --            --
Payable for investments purchased                                    --            --            --            --            --
-------------------------------------------------------------------------------------------------------------------------------
Total liabilities                                                     6           254         1,166            --            --
-------------------------------------------------------------------------------------------------------------------------------
Net assets applicable to contracts in accumulation period            --       150,498       956,945            --            --
Net assets applicable to contracts in payment period                 --            --            --            --            --
Net assets applicable to seed money                               6,150           356            --           321           341
-------------------------------------------------------------------------------------------------------------------------------
Total net assets                                           $      6,150  $    150,854  $    956,945  $        321  $        341
===============================================================================================================================
(1) Investment shares                                               601        13,960        43,582            29            28
(2) Investments, at cost                                   $      6,339  $    161,216  $  1,019,253  $        312  $        315
-------------------------------------------------------------------------------------------------------------------------------

See accompanying notes to financial statements.

64 - RIVERSOURCE OF NEW YORK VARIABLE ANNUITY ACCOUNT 2

STATEMENTS OF ASSETS AND LIABILITIES

                                                                                SEGREGATED ASSET SUBACCOUNTS
                                                           --------------------------------------------------------------------
                                                              RVS VP        RVS VP       RVS VP         RVS VP        RVS VP
DECEMBER 31, 2005 (CONTINUED)                                NEW DIM       S&P 500     SELECT VAL   SHORT DURATION  SM CAP VAL
ASSETS
Investments, at value(1),(2)                               $    139,761  $  1,801,663  $       310  $    1,251,754  $ 1,004,038
Dividends receivable                                                 --            --           --           3,382           --
Accounts receivable from American Centurion Life for
  contract purchase payments                                         36            --           --              --        5,609
Receivable for share redemptions                                     --            --           --              --           --
-------------------------------------------------------------------------------------------------------------------------------
Total assets                                                    139,797     1,801,663          310       1,255,136    1,009,647
===============================================================================================================================

LIABILITIES
Payable to American Centurion Life for:
   Mortality and expense risk fee                                   143         1,641           --           1,177          937
   Administrative charge                                             17           222           --             155          116
   Contract terminations                                             --            --           --              --          109
Payable for investments purchased                                    --            --           --              --           --
-------------------------------------------------------------------------------------------------------------------------------
Total liabilities                                                   160         1,863           --           1,332        1,162
-------------------------------------------------------------------------------------------------------------------------------
Net assets applicable to contracts in accumulation period       139,003     1,799,659           --       1,250,802    1,008,406
Net assets applicable to contracts in payment period                 --            --           --              --           --
Net assets applicable to seed money                                 634           141          310           3,002           79
-------------------------------------------------------------------------------------------------------------------------------
Total net assets                                           $    139,637  $  1,799,800  $       310  $    1,253,804  $ 1,008,485
===============================================================================================================================
(1) Investment shares                                             8,855       212,473           28         123,520       72,708
(2) Investments, at cost                                   $    155,733  $  1,632,408  $       305  $    1,276,253  $ 1,011,573
-------------------------------------------------------------------------------------------------------------------------------

                                                                                SEGREGATED ASSET SUBACCOUNTS
                                                           --------------------------------------------------------------------
                                                              RVS VP       VANK LIT      VANK UIF
                                                             STRATEGY     COMSTOCK,   U.S. REAL EST,    WANGER        WANGER
DECEMBER 31, 2005 (CONTINUED)                                  AGGR         CL II         CL II       INTL SM CAP   U.S. SM CO
ASSETS
Investments, at value(1),(2)                               $    241,295  $ 2,031,982  $       57,717  $    817,123  $   506,031
Dividends receivable                                                 --           --              --            --           --
Accounts receivable from American Centurion Life for
   contract purchase payments                                        --       12,901              --         4,608        2,815
Receivable for share redemptions                                     --          464              --           533           72
-------------------------------------------------------------------------------------------------------------------------------
Total assets                                                    241,295    2,045,347          57,717       822,264      508,918
===============================================================================================================================

LIABILITIES
Payable to American Centurion Life for:
   Mortality and expense risk fee                                   247        1,891              56           762          475
   Administrative charge                                             30          234               7            94           59
   Contract terminations                                             38          464              --           533           72
Payable for investments purchased                                    --       12,901              --         4,608        2,815
-------------------------------------------------------------------------------------------------------------------------------
Total liabilities                                                   315       15,490              63         5,997        3,421
-------------------------------------------------------------------------------------------------------------------------------
Net assets applicable to contracts in accumulation period       240,980    2,029,857          57,378       816,267      505,497
Net assets applicable to contracts in payment period                 --           --              --            --           --
Net assets applicable to seed money                                  --           --             276            --           --
-------------------------------------------------------------------------------------------------------------------------------
Total net assets                                           $    240,980  $ 2,029,857  $       57,654  $    816,267  $   505,497
===============================================================================================================================
(1) Investment shares                                            27,646      148,863           2,518        26,677       14,499
(2) Investments, at cost                                   $    340,240  $ 1,977,136  $       52,393  $    737,387  $   475,641
-------------------------------------------------------------------------------------------------------------------------------

See accompanying notes to financial statements.

RIVERSOURCE OF NEW YORK VARIABLE ANNUITY ACCOUNT 2 - 65

STATEMENTS OF OPERATIONS

                                                                                SEGREGATED ASSET SUBACCOUNTS
                                                           --------------------------------------------------------------------
                                                              AIM VI        AIM VI        AIM VI        AIM VI        AIM VI
                                                            BASIC VAL,     CAP DEV,      CORE EQ,     INTL GRO,    MID CAP CORE
YEAR ENDED DECEMBER 31, 2005                                  SER II        SER II        SER I         SER I       EQ, SER II
INVESTMENT INCOME
Dividend income                                            $        (19) $         --  $      8,919  $      1,239  $        328
Variable account expenses                                        10,904         2,079         8,778         2,997         1,265
-------------------------------------------------------------------------------------------------------------------------------
Investment income (loss) -- net                                 (10,923)       (2,079)          141        (1,758)         (937)
===============================================================================================================================

REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS -- NET
Realized gain (loss) on sales of investments:
   Proceeds from sales                                          125,292        47,690       116,877        73,940         3,459
   Cost of investments sold                                     118,021        41,179       131,016        73,489         3,363
-------------------------------------------------------------------------------------------------------------------------------
Net realized gain (loss) on sales of investments                  7,271         6,511       (14,139)          451            96
Distributions from capital gains                                 10,722            --            --            --         3,570
Net change in unrealized appreciation or depreciation of
  investments                                                    35,441         8,116        36,369        31,863         4,057
-------------------------------------------------------------------------------------------------------------------------------
Net gain (loss) on investments                                   53,434        14,627        22,230        32,314         7,723
-------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in net assets resulting from
  operations                                               $     42,511  $     12,548  $     22,371  $     30,556  $      6,786
===============================================================================================================================

                                                                                SEGREGATED ASSET SUBACCOUNTS
                                                           --------------------------------------------------------------------
                                                              AIM VI        AIM VI        AB VPS        AB VPS        AB VPS
                                                           PREMIER EQ,   PREMIER EQ,   GLOBAL TECH,   GRO & INC,    INTL VAL,
YEAR ENDED DECEMBER 31, 2005 (CONTINUED)                      SER I         SER II         CL B          CL B          CL B
INVESTMENT INCOME
Dividend income                                            $      3,788  $         44  $         --  $     16,195  $      1,096
Variable account expenses                                         6,737            70         2,353        18,024         4,245
-------------------------------------------------------------------------------------------------------------------------------
Investment income (loss) -- net                                  (2,949)          (26)       (2,353)       (1,829)       (3,149)
===============================================================================================================================

REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS -- NET
Realized gain (loss) on sales of investments:
   Proceeds from sales                                          118,369           120         4,875        92,520        33,112
   Cost of investments sold                                     155,988           102         4,750        82,623        31,620
-------------------------------------------------------------------------------------------------------------------------------
Net realized gain (loss) on sales of investments                (37,619)           18           125         9,897         1,492
Distributions from capital gains                                     --            --            --            --         3,567
Net change in unrealized appreciation or depreciation of
  investments                                                    57,924           300         7,852        31,815        65,849
-------------------------------------------------------------------------------------------------------------------------------
Net gain (loss) on investments                                   20,305           318         7,977        41,712        70,908
-------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in net assets resulting from
  operations                                               $     17,356  $        292  $      5,624  $     39,883  $     67,759
===============================================================================================================================

                                                                                SEGREGATED ASSET SUBACCOUNTS
                                                           --------------------------------------------------------------------
                                                              AB VPS        AB VPS        AC VP         AC VP
                                                           LG CAP GRO,   BAL SHARES,    INC & GRO,    INFLATION       AC VP
YEAR ENDED DECEMBER 31, 2005 (CONTINUED)                       CL B          CL B          CL I      PROT, CL II   INTL, CL II
INVESTMENT INCOME
Dividend income                                            $         --  $      6,211  $      6,235  $     31,266  $          3
Variable account expenses                                         5,122         3,442         4,178         8,354             2
-------------------------------------------------------------------------------------------------------------------------------
Investment income (loss) -- net                                  (5,122)        2,769         2,057        22,912             1
===============================================================================================================================

REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS -- NET
Realized gain (loss) on sales of investments:
   Proceeds from sales                                           25,303        21,688        52,488        56,553             6
   Cost of investments sold                                      22,072        20,942        49,267        57,138             5
-------------------------------------------------------------------------------------------------------------------------------
Net realized gain (loss) on sales of investments                  3,231           746         3,221          (585)            1
Distributions from capital gains                                     --            --            --           160            --
Net change in unrealized appreciation or depreciation of
  investments                                                    48,246         2,862         3,646       (17,390)           38
-------------------------------------------------------------------------------------------------------------------------------
Net gain (loss) on investments                                   51,477         3,608         6,867       (17,815)           39
-------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in net assets resulting from
  operations                                               $     46,355  $      6,377  $      8,924  $      5,097  $         40
===============================================================================================================================

See accompanying notes to financial statements.

66 - RIVERSOURCE OF NEW YORK VARIABLE ANNUITY ACCOUNT 2

STATEMENTS OF OPERATIONS

                                                                                SEGREGATED ASSET SUBACCOUNTS
                                                           --------------------------------------------------------------------
                                                                                                         COL
                                                              AC VP         AC VP         AC VP      SM CAP VAL,  COL HI YIELD,
YEAR ENDED DECEMBER 31, 2005 (CONTINUED)                   ULTRA, CL II   VAL, CL I     VAL, CL II     VS CL B      VS CL B
INVESTMENT INCOME
Dividend income                                            $         --  $      1,987  $          2  $        --  $          --
Variable account expenses                                         6,234         3,097            14            3          2,420
-------------------------------------------------------------------------------------------------------------------------------
Investment income (loss) -- net                                  (6,234)       (1,110)          (12)          (3)        (2,420)
===============================================================================================================================

REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS -- NET
Realized gain (loss) on sales of investments:
   Proceeds from sales                                           29,148        24,072            13            8         17,818
   Cost of investments sold                                      28,332        19,825            13            7         17,655
-------------------------------------------------------------------------------------------------------------------------------
Net realized gain (loss) on sales of investments                    816         4,247            --            1            163
Distributions from capital gains                                     --        22,989            31            1             --
Net change in unrealized appreciation or depreciation of
  investments                                                    32,826       (18,602)           39           24          5,924
-------------------------------------------------------------------------------------------------------------------------------
Net gain (loss) on investments                                   33,642         8,634            70           26          6,087
-------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in net assets resulting from
  operations                                               $     27,408  $      7,524  $         58  $        23  $       3,667
===============================================================================================================================

                                                                                SEGREGATED ASSET SUBACCOUNTS
                                                           --------------------------------------------------------------------
                                                             DREY IP       DREY IP       DREY VIF      DREY VIF      FID VIP
                                                           MIDCAP STOCK,  TECH GRO,       APPR,       INTL VAL,    CONTRAFUND,
YEAR ENDED DECEMBER 31, 2005 (CONTINUED)                       SERV          SERV          SERV          SERV       SERV CL 2
INVESTMENT INCOME
Dividend income                                            $         --   $        --  $         --  $         --  $      7,017
Variable account expenses                                           230         1,533            56             3        81,589
-------------------------------------------------------------------------------------------------------------------------------
Investment income (loss) -- net                                    (230)       (1,533)          (56)           (3)      (74,572)
===============================================================================================================================

REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS -- NET
Realized gain (loss) on sales of investments:
   Proceeds from sales                                            4,158         9,068           176             5       322,337
   Cost of investments sold                                       3,821         8,708           175             5       279,525
-------------------------------------------------------------------------------------------------------------------------------
Net realized gain (loss) on sales of investments                    337           360             1            --        42,812
Distributions from capital gains                                     21            --            --             6         1,002
Net change in unrealized appreciation or depreciation of
  investments                                                     1,502        14,402           133            49       993,002
-------------------------------------------------------------------------------------------------------------------------------
Net gain (loss) on investments                                    1,860        14,762           134            55     1,036,816
-------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in net assets resulting from
  operations                                               $      1,630   $    13,229  $         78  $         52  $    962,244
===============================================================================================================================

                                                                                SEGREGATED ASSET SUBACCOUNTS
                                                           --------------------------------------------------------------------
                                                             FID VIP       FID VIP       FID VIP       FID VIP        FTVIPT
                                                               GRO,       INVEST GR,     MID CAP,     OVERSEAS,     FRANK INC
YEAR ENDED DECEMBER 31, 2005 (CONTINUED)                    SERV CL 2     SERV CL 2     SERV CL 2     SERV CL 2     SEC, CL 2
INVESTMENT INCOME
Dividend income                                            $      1,313  $      2,500  $     43,528  $      3,334  $         16
Variable account expenses                                         7,043         5,370        37,435         9,453             9
-------------------------------------------------------------------------------------------------------------------------------
Investment income (loss) -- net                                  (5,730)       (2,870)        6,093        (6,119)            7
===============================================================================================================================

REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS -- NET
Realized gain (loss) on sales of investments:
   Proceeds from sales                                           11,769        42,809       238,770        54,419            18
   Cost of investments sold                                      11,407        42,978       190,303        48,585            19
-------------------------------------------------------------------------------------------------------------------------------
Net realized gain (loss) on sales of investments                    362          (169)       48,467         5,834            (1)
Distributions from capital gains                                     --         1,576            --         3,334             1
Net change in unrealized appreciation or depreciation of
  investments                                                    27,123         4,700       378,084       130,137           (38)
-------------------------------------------------------------------------------------------------------------------------------
Net gain (loss) on investments                                   27,485         6,107       426,551       139,305           (38)
-------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in net assets resulting from
  operations                                               $     21,755  $      3,237  $    432,644  $    133,186  $        (31)
===============================================================================================================================

See accompanying notes to financial statements.

RIVERSOURCE OF NEW YORK VARIABLE ANNUITY ACCOUNT 2 - 67

STATEMENTS OF OPERATIONS

                                                                                SEGREGATED ASSET SUBACCOUNTS
                                                           --------------------------------------------------------------------
                                                              FTVIPT       FTVIPT        FTVIPT        FTVIPT        FTVIPT
                                                           FRANK REAL  FRANK RISING  FRANK SM CAP  FRANK SM MID  MUTUAL SHARES
YEAR ENDED DECEMBER 31, 2005 (CONTINUED)                    EST, CL 2    DIVD, CL 2    VAL, CL 2   CAP GRO, CL 2   SEC, CL 2
INVESTMENT INCOME
Dividend income                                            $    4,682  $          4  $      4,241  $         --   $      37,114
Variable account expenses                                       4,255            15         7,280        13,094          55,041
-------------------------------------------------------------------------------------------------------------------------------
Investment income (loss) -- net                                   427           (11)       (3,039)      (13,094)        (17,927)
===============================================================================================================================

REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS -- NET
Realized gain (loss) on sales of investments:
   Proceeds from sales                                         37,469            16        28,618        44,346         183,866
   Cost of investments sold                                    31,778            15        25,473        40,399         167,565
-------------------------------------------------------------------------------------------------------------------------------
Net realized gain (loss) on sales of investments                5,691             1         3,145         3,947          16,301
Distributions from capital gains                               20,138             3         3,431            --          13,903
Net change in unrealized appreciation or depreciation of
  investments                                                  13,450           133        36,878        51,693         361,821
-------------------------------------------------------------------------------------------------------------------------------
Net gain (loss) on investments                                 39,279           137        43,454        55,640         392,025
-------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in net assets resulting from
  operations                                               $   39,706  $        126  $     40,415  $     42,546   $     374,098
===============================================================================================================================

                                                                                SEGREGATED ASSET SUBACCOUNTS
                                                           --------------------------------------------------------------------
                                                              FTVIPT        FTVIPT        FTVIPT        GS VIT
                                                             TEMP FOR    TEMP GLOBAL     TEMP GRO      MID CAP     JANUS ASPEN
YEAR ENDED DECEMBER 31, 2005 (CONTINUED)                    SEC, CL 2     INC, CL 2     SEC, CL 2         VAL        BAL, INST
INVESTMENT INCOME
Dividend income                                            $      6,002  $     10,709  $          4  $      3,565  $     73,978
Variable account expenses                                         6,932         2,624             2         4,053        46,592
-------------------------------------------------------------------------------------------------------------------------------
Investment income (loss) -- net                                    (930)        8,085             2          (488)       27,386
===============================================================================================================================

REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS -- NET
Realized gain (loss) on sales of investments:
   Proceeds from sales                                           18,423        13,135             4        21,633       646,907
   Cost of investments sold                                      16,030        13,703             4        20,784       645,093
-------------------------------------------------------------------------------------------------------------------------------
Net realized gain (loss) on sales of investments                  2,393          (568)           --           849         1,814
Distributions from capital gains                                     --            --            --        59,791            --
Net change in unrealized appreciation or depreciation of
  investments                                                    44,742       (11,026)           24       (25,827)      172,883
-------------------------------------------------------------------------------------------------------------------------------
Net gain (loss) on investments                                   47,135       (11,594)           24        34,813       174,697
-------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in net assets resulting from
  operations                                               $     46,205  $     (3,509) $         26  $     34,325  $    202,083
-------------------------------------------------------------------------------------------------------------------------------
                                                                                SEGREGATED ASSET SUBACCOUNTS
                                                           --------------------------------------------------------------------
                                                           JANUS ASPEN       MFS           MFS          MFS            MFS
                                                            WORLD GRO,   INV GRO STOCK,  NEW DIS,   TOTAL RETURN,   UTILITIES,
YEAR ENDED DECEMBER 31, 2005 (CONTINUED)                       INST        SERV CL       SERV CL      SERV CL        SERV CL
INVESTMENT INCOME
Dividend income                                            $      7,562  $        493    $      --   $     62,857  $        514
Variable account expenses                                         7,727         4,104        3,173         43,238         1,241
-------------------------------------------------------------------------------------------------------------------------------
Investment income (loss) -- net                                    (165)       (3,611)      (3,173)        19,619          (727)
===============================================================================================================================

REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS -- NET
Realized gain (loss) on sales of investments:
   Proceeds from sales                                          119,363        24,418        9,125        194,595        34,226
   Cost of investments sold                                     167,694        22,866        8,511        189,993        25,847
-------------------------------------------------------------------------------------------------------------------------------
Net realized gain (loss) on sales of investments                (48,331)        1,552          614          4,602         8,379
Distributions from capital gains                                     --            --           --        135,171            --
Net change in unrealized appreciation or depreciation of
  investments                                                    69,461        12,262       13,489       (116,321)        7,628
-------------------------------------------------------------------------------------------------------------------------------
Net gain (loss) on investments                                   21,130        13,814       14,103         23,452        16,007
-------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in net assets resulting from
  operations                                               $     20,965  $     10,203    $  10,930   $     43,071  $     15,280
===============================================================================================================================

See accompanying notes to financial statements.

68 - RIVERSOURCE OF NEW YORK VARIABLE ANNUITY ACCOUNT 2

STATEMENTS OF OPERATIONS

                                                                                SEGREGATED ASSET SUBACCOUNTS
                                                           --------------------------------------------------------------------
                                                                            OPCAP         OPCAP       OPPEN CAP    OPPEN CAP
YEAR ENDED DECEMBER 31, 2005 (CONTINUED)                     OPCAP EQ      MANAGED        SM CAP       APPR VA    APPR VA, SERV
INVESTMENT INCOME
Dividend income                                            $        564  $     11,102  $         --  $     6,988  $      19,816
Variable account expenses                                         1,842        12,238         2,890       10,188         38,278
-------------------------------------------------------------------------------------------------------------------------------
Investment income (loss) -- net                                  (1,278)       (1,136)       (2,890)      (3,200)       (18,462)
===============================================================================================================================

REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS -- NET
Realized gain (loss) on sales of investments:
   Proceeds from sales                                           24,295       262,190        49,024      115,414        265,224
   Cost of investments sold                                      22,522       257,267        44,396      125,734        251,466
-------------------------------------------------------------------------------------------------------------------------------
Net realized gain (loss) on sales of investments                  1,773         4,923         4,628      (10,320)        13,758
Distributions from capital gains                                     --        30,005        28,800           --             --
Net change in unrealized appreciation or depreciation of
  investments                                                     6,189        (1,533)      (35,660)      37,572        128,031
-------------------------------------------------------------------------------------------------------------------------------
Net gain (loss) on investments                                    7,962        33,395        (2,232)      27,252        141,789
-------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in net assets resulting from
  operations                                               $      6,684  $     32,259  $     (5,122) $    24,052  $     123,327
===============================================================================================================================

                                                                                SEGREGATED ASSET SUBACCOUNTS
                                                           --------------------------------------------------------------------
                                                              OPPEN         OPPEN         OPPEN      OPPEN MAIN     OPPEN
                                                            GLOBAL SEC      HI INC      HI INC VA,   ST SM CAP   STRATEGIC BOND
YEAR ENDED DECEMBER 31, 2005 (CONTINUED)                     VA, SERV         VA           SERV       VA, SERV     VA, SERV
INVESTMENT INCOME
Dividend income                                            $      3,810  $     22,798  $     12,698  $       --  $      165,919
Variable account expenses                                         6,003         4,634         2,693      28,917          54,771
-------------------------------------------------------------------------------------------------------------------------------
Investment income (loss) -- net                                  (2,193)       18,164        10,005     (28,917)        111,148
===============================================================================================================================

REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS -- NET
Realized gain (loss) on sales of investments:
   Proceeds from sales                                           18,503        57,417        27,983     128,117         230,093
   Cost of investments sold                                      15,616        63,133        27,263     111,138         225,826
-------------------------------------------------------------------------------------------------------------------------------
Net realized gain (loss) on sales of investments                  2,887        (5,716)          720      16,979           4,267
Distributions from capital gains                                     --            --            --      52,633              --
Net change in unrealized appreciation or depreciation of
  investments                                                    56,512       (10,169)       (9,009)    131,409         (61,652)
-------------------------------------------------------------------------------------------------------------------------------
Net gain (loss) on investments                                   59,399       (15,885)       (8,289)    201,021         (57,385)
-------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in net assets resulting from
  operations                                               $     57,206  $      2,279  $      1,716  $  172,104    $     53,763
===============================================================================================================================

                                                                                SEGREGATED ASSET SUBACCOUNTS
                                                           --------------------------------------------------------------------
                                                              PUT VT        PUT VT        PUT VT       PUT VT     PUT VT HEALTH
                                                             DIV INC,      DIV INC,     GRO & INC,   GRO & INC,    SCIENCES,
YEAR ENDED DECEMBER 31, 2005 (CONTINUED)                      CL IA         CL IB         CL IA        CL IB         CL IB
INVESTMENT INCOME
Dividend income                                            $     21,882  $     38,879  $     12,738  $    22,859  $          --
Variable account expenses                                         3,400         7,461         8,258       19,270             15
-------------------------------------------------------------------------------------------------------------------------------
Investment income (loss) -- net                                  18,482        31,418         4,480        3,589            (15)
===============================================================================================================================

REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS -- NET
Realized gain (loss) on sales of investments:
   Proceeds from sales                                          180,095        91,754       381,778      337,619             15
   Cost of investments sold                                     198,298        94,146       388,803      333,933             14
-------------------------------------------------------------------------------------------------------------------------------
Net realized gain (loss) on sales of investments                (18,203)       (2,392)       (7,025)       3,686              1
Distributions from capital gains                                     --            --            --           --             --
Net change in unrealized appreciation or depreciation of
  investments                                                     4,292       (20,674)       21,318       41,431            151
-------------------------------------------------------------------------------------------------------------------------------
Net gain (loss) on investments                                  (13,911)      (23,066)       14,293       45,117            152
-------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in net assets resulting from
  operations                                               $      4,571  $      8,352  $     18,773  $    48,706   $        137
===============================================================================================================================

See accompanying notes to financial statements.

RIVERSOURCE OF NEW YORK VARIABLE ANNUITY ACCOUNT 2 - 69

STATEMENTS OF OPERATIONS

                                                                                SEGREGATED ASSET SUBACCOUNTS
                                                           --------------------------------------------------------------------
                                                              PUT VT        PUT VT        PUT VT        PUT VT        PUT VT
                                                            HI YIELD,     HI YIELD,      INTL EQ,      NEW OPP,     RESEARCH,
YEAR ENDED DECEMBER 31, 2005 (CONTINUED)                      CL IA         CL IB         CL IB         CL IA         CL IB
INVESTMENT INCOME
Dividend income                                            $     29,946  $     21,572  $      2,273  $        770  $          4
Variable account expenses                                         4,201         3,680         1,959         2,488             4
-------------------------------------------------------------------------------------------------------------------------------
Investment income (loss) -- net                                  25,745        17,892           314        (1,718)           --
===============================================================================================================================

REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS -- NET
Realized gain (loss) on sales of investments:
   Proceeds from sales                                          175,837        36,298         8,147        95,647            12
   Cost of investments sold                                     231,903        42,215         7,181       142,031            10
-------------------------------------------------------------------------------------------------------------------------------
Net realized gain (loss) on sales of investments                (56,066)       (5,917)          966       (46,384)            2
Distributions from capital gains                                     --            --            --            --            --
Net change in unrealized appreciation or depreciation of
  investments                                                    35,446        (7,641)       15,779        60,246            20
-------------------------------------------------------------------------------------------------------------------------------
Net gain (loss) on investments                                  (20,620)      (13,558)       16,745        13,862            22
-------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in net assets resulting from
  operations                                               $      5,125  $      4,334  $     17,059  $     12,144  $         22
===============================================================================================================================

                                                                                SEGREGATED ASSET SUBACCOUNTS
                                                           --------------------------------------------------------------------
                                                              PUT VT        PUT VT        PUT VT
                                                           SM CAP VAL,      VISTA,       VOYAGER,       RVS VP        RVS VP
YEAR ENDED DECEMBER 31, 2005 (CONTINUED)                      CL IB         CL IB         CL IB          BAL        CASH MGMT
INVESTMENT INCOME
Dividend income                                            $          1  $         --  $      5,908  $     42,137  $     22,309
Variable account expenses                                            16           420        12,079        23,179        11,394
-------------------------------------------------------------------------------------------------------------------------------
Investment income (loss) -- net                                     (15)         (420)       (6,171)       18,958        10,915
===============================================================================================================================

REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS -- NET
Realized gain (loss) on sales of investments:
   Proceeds from sales                                               17           529       165,727       674,229       391,840
   Cost of investments sold                                          16           405       263,515       734,664       391,840
-------------------------------------------------------------------------------------------------------------------------------
Net realized gain (loss) on sales of investments                      1           124       (97,788)      (60,435)           --
Distributions from capital gains                                     27            --            --        43,142            --
Net change in unrealized appreciation or depreciation of
  investments                                                        60         3,307       138,161        33,208            --
-------------------------------------------------------------------------------------------------------------------------------
Net gain (loss) on investments                                       88         3,431        40,373        15,915            --
-------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in net assets resulting from
  operations                                               $         73  $      3,011  $     34,202  $     34,873  $     10,915
===============================================================================================================================

                                                                                SEGREGATED ASSET SUBACCOUNTS
                                                           --------------------------------------------------------------------
                                                                                                                      RVS VP
                                                              RVS VP        RVS VP        RVS VP        RVS VP       HI YIELD
YEAR ENDED DECEMBER 31, 2005 (CONTINUED)                     DIV BOND     DIV EQ INC    EMER MKTS         GRO          BOND
INVESTMENT INCOME
Dividend income                                            $     55,712  $     11,225  $        508  $        231  $      4,029
Variable account expenses                                        19,800         7,946         3,171           694           867
-------------------------------------------------------------------------------------------------------------------------------
Investment income (loss) -- net                                  35,912         3,279        (2,663)         (463)        3,162
===============================================================================================================================

REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS -- NET
Realized gain (loss) on sales of investments:
   Proceeds from sales                                          298,955        56,187        35,738         3,402        12,990
   Cost of investments sold                                     304,084        53,355        32,759         3,140        12,946
-------------------------------------------------------------------------------------------------------------------------------
Net realized gain (loss) on sales of investments                 (5,129)        2,832         2,979           262            44
Distributions from capital gains                                     --        50,852        23,747            --            --
Net change in unrealized appreciation or depreciation of
  investments                                                   (19,172)       39,897        68,170         5,118          (450)
-------------------------------------------------------------------------------------------------------------------------------
Net gain (loss) on investments                                  (24,301)       93,581        94,896         5,380          (406)
-------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in net assets resulting from
  operations                                               $     11,611  $     96,860  $     92,233  $      4,917  $      2,756
===============================================================================================================================

See accompanying notes to financial statements.

70 - RIVERSOURCE OF NEW YORK VARIABLE ANNUITY ACCOUNT 2

STATEMENTS OF OPERATIONS

                                                                                SEGREGATED ASSET SUBACCOUNTS
                                                           --------------------------------------------------------------------
                                                                                                        RVS VP        RVS VP
                                                              RVS VP        RVS VP        RVS VP        LG CAP       MID CAP
YEAR ENDED DECEMBER 31, 2005 (CONTINUED)                     INC OPP       INTL OPP     LG CAP EQ        VAL           GRO
INVESTMENT INCOME
Dividend income                                            $        350  $      2,165  $     10,620  $         20  $         --
Variable account expenses                                            76         2,220        12,584            19            --
-------------------------------------------------------------------------------------------------------------------------------
Investment income (loss) -- net                                     274           (55)       (1,964)            1            --
===============================================================================================================================

REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS -- NET
Realized gain (loss) on sales of investments:
   Proceeds from sales                                               88        47,606       222,666         3,566             3
   Cost of investments sold                                          90        56,320       285,551         3,404             3
-------------------------------------------------------------------------------------------------------------------------------
Net realized gain (loss) on sales of investments                     (2)       (8,714)      (62,885)          162            --
Distributions from capital gains                                     28            --            --             8            18
Net change in unrealized appreciation or depreciation of
  investments                                                      (175)       25,877       115,049             1            14
-------------------------------------------------------------------------------------------------------------------------------
Net gain (loss) on investments                                     (149)       17,163        52,164           171            32
-------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in net assets resulting from
  operations                                               $        125  $     17,108  $     50,200  $        172  $         32
===============================================================================================================================

                                                                                SEGREGATED ASSET SUBACCOUNTS
                                                           --------------------------------------------------------------------
                                                              RVS VP        RVS VP        RVS VP        RVS VP         RVS VP
YEAR ENDED DECEMBER 31, 2005 (CONTINUED)                     NEW DIM       S&P 500      SELECT VAL   SHORT DURATION  SM CAP VAL
INVESTMENT INCOME
Dividend income                                            $        832  $     24,104  $          1  $     33,881    $    1,463
Variable account expenses                                         1,977        21,657            --        14,952         6,614
-------------------------------------------------------------------------------------------------------------------------------
Investment income (loss) -- net                                  (1,145)        2,447             1        18,929        (5,151)
===============================================================================================================================

REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS -- NET
Realized gain (loss) on sales of investments:
   Proceeds from sales                                           24,125       114,460             3       102,689        34,019
   Cost of investments sold                                      28,063       106,502             3       103,912        32,930
-------------------------------------------------------------------------------------------------------------------------------
Net realized gain (loss) on sales of investments                 (3,938)        7,958            --        (1,223)        1,089
Distributions from capital gains                                     --         4,390             5            --        59,671
Net change in unrealized appreciation or depreciation of
  investments                                                     4,716        40,686            (5)      (13,475)      (14,081)
-------------------------------------------------------------------------------------------------------------------------------
Net gain (loss) on investments                                      778        53,034            --       (14,698)       46,679
-------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in net assets resulting from
  operations                                               $       (367) $     55,481  $          1  $      4,231    $   41,528
===============================================================================================================================

                                                                                SEGREGATED ASSET SUBACCOUNTS
                                                           --------------------------------------------------------------------
                                                              RVS VP       VANK LIT     VANK UIF
                                                             STRATEGY     COMSTOCK,   U.S. REAL EST,   WANGER        WANGER
YEAR ENDED DECEMBER 31, 2005 (CONTINUED)                       AGGR         CL II        CL II       INTL SM CAP    U.S. SM CO
INVESTMENT INCOME
Dividend income                                            $        203  $     3,746   $        265  $      1,791  $         --
Variable account expenses                                         3,756       11,187            393         4,661         2,911
-------------------------------------------------------------------------------------------------------------------------------
Investment income (loss) -- net                                  (3,553)      (7,441)          (128)       (2,870)       (2,911)
===============================================================================================================================

REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS -- NET
Realized gain (loss) on sales of investments:
   Proceeds from sales                                          100,106       45,195          5,648        32,922        19,982
   Cost of investments sold                                     154,406       45,305          5,063        31,187        18,846
-------------------------------------------------------------------------------------------------------------------------------
Net realized gain (loss) on sales of investments                (54,300)        (110)           585         1,735         1,136
Distributions from capital gains                                     --       12,970            625            --            --
Net change in unrealized appreciation or depreciation of
  investments                                                    74,538       54,469          5,271        79,233        30,246
-------------------------------------------------------------------------------------------------------------------------------
Net gain (loss) on investments                                   20,238       67,329          6,481        80,968        31,382
-------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in net assets resulting from
  operations                                               $     16,685  $    59,888   $      6,353  $     78,098  $     28,471
===============================================================================================================================

See accompanying notes to financial statements.

RIVERSOURCE OF NEW YORK VARIABLE ANNUITY ACCOUNT 2 - 71

STATEMENTS OF CHANGES IN NET ASSETS

                                                                                SEGREGATED ASSET SUBACCOUNTS
                                                           ------------------------------------------------------------------------
                                                              AIM VI         AIM VI         AIM VI         AIM VI         AIM VI
                                                            BASIC VAL,      CAP DEV,       CORE EQ,       INTL GRO,    MID CAP CORE
YEAR ENDED DECEMBER 31, 2005                                  SER II         SER II         SER I           SER I        EQ, SER II
OPERATIONS
Investment income (loss) -- net                            $    (10,923)  $     (2,079)  $        141   $     (1,758)  $       (937)
Net realized gain (loss) on sales of investments                  7,271          6,511        (14,139)           451             96
Distributions from capital gains                                 10,722             --             --             --          3,570
Net change in unrealized appreciation or depreciation of
  investments                                                    35,441          8,116         36,369         31,863          4,057
-----------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in net assets resulting from
  operations                                                     42,511         12,548         22,371         30,556          6,786
===================================================================================================================================

CONTRACT TRANSACTIONS
Contract purchase payments                                      366,111         21,471            180            120         89,444
Net transfers(1)                                                 92,320            255         (8,843)       (17,052)         2,733
Contract terminations:
  Surrender benefits and contract charges                        (9,459)        (1,052)       (84,274)       (44,620)          (892)
  Death benefits                                                (55,414)       (41,878)            --             --             --
-----------------------------------------------------------------------------------------------------------------------------------
Increase (decrease) from contract transactions                  393,558        (21,204)       (92,937)       (61,552)        91,285
-----------------------------------------------------------------------------------------------------------------------------------
Net assets at beginning of year                                 518,301        159,665        670,829        232,001         17,381
-----------------------------------------------------------------------------------------------------------------------------------
Net assets at end of year                                  $    954,370   $    151,009   $    600,263   $    201,005   $    115,452
===================================================================================================================================

ACCUMULATION UNIT ACTIVITY
Units outstanding at beginning of year                          332,398         99,457        626,548        206,523         16,653
Contract purchase payments                                      280,061         13,221            171            108         87,761
Net transfers(1)                                                 64,460            285         (8,005)       (14,433)         2,545
Contract terminations:
  Surrender benefits and contract charges                        (5,985)          (654)       (78,837)       (38,338)          (649)
  Death benefits                                                (34,752)       (25,242)            --             --             --
-----------------------------------------------------------------------------------------------------------------------------------
Units outstanding at end of year                                636,182         87,067        539,877        153,860        106,310
===================================================================================================================================

                                                                               SEGREGATED ASSET SUBACCOUNTS
                                                           ------------------------------------------------------------------------
                                                              AIM VI         AIM VI         AB VPS         AB VPS         AB VPS
                                                            PREMIER EQ,    PREMIER EQ,   GLOBAL TECH,    GRO & INC,      INTL VAL,
YEAR ENDED DECEMBER 31, 2005 (CONTINUED)                       SER I         SER II          CL B           CL B           CL B
OPERATIONS
Investment income (loss) -- net                            $     (2,949)  $        (26)  $     (2,353)  $     (1,829)  $     (3,149)
Net realized gain (loss) on sales of investments                (37,619)            18            125          9,897          1,492
Distributions from capital gains                                     --             --             --             --          3,567
Net change in unrealized appreciation or depreciation
  of investments                                                 57,924            300          7,852         31,815         65,849
-----------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in net assets resulting from
  operations                                                     17,356            292          5,624         39,883         67,759
===================================================================================================================================

CONTRACT TRANSACTIONS
Contract purchase payments                                          120            310         21,859            554        734,583
Net transfers(1)                                                (16,562)           137           (678)        28,367        (12,399)
Contract terminations:
  Surrender benefits and contract charges                       (64,247)           (69)        (1,126)       (26,752)        (4,728)
  Death benefits                                                (16,834)            --             --        (42,327)            --
-----------------------------------------------------------------------------------------------------------------------------------
Increase (decrease) from contract transactions                  (97,523)           378         20,055        (40,158)       717,456
-----------------------------------------------------------------------------------------------------------------------------------
Net assets at beginning of year                                 529,073          6,415        189,696      1,282,544         29,208
-----------------------------------------------------------------------------------------------------------------------------------
Net assets at end of year                                  $    448,906   $      7,085   $    215,375   $  1,282,269   $    814,423
===================================================================================================================================

ACCUMULATION UNIT ACTIVITY
Units outstanding at beginning of year                          555,986          4,445        129,602        856,153         27,243
Contract purchase payments                                          130            232         15,492            304        658,784
Net transfers(1)                                                (16,844)           109           (572)        19,030        (10,729)
Contract terminations:
  Surrender benefits and contract charges                       (68,208)           (51)          (813)       (17,758)        (3,519)
  Death benefits                                                (18,266)            --             --        (27,832)            --
-----------------------------------------------------------------------------------------------------------------------------------
Units outstanding at end of year                                452,798          4,735        143,709        829,897        671,779
===================================================================================================================================

See accompanying notes to financial statements.

72 - RIVERSOURCE OF NEW YORK VARIABLE ANNUITY ACCOUNT 2

STATEMENTS OF CHANGES IN NET ASSETS

                                                                                 SEGREGATED ASSET SUBACCOUNTS
                                                           ------------------------------------------------------------------------
                                                              AB VPS         AB VPS         AC VP          AC VP
                                                            LG CAP GRO,    BAL SHARES,    INC & GRO,     INFLATION        AC VP
YEAR ENDED DECEMBER 31, 2005 (CONTINUED)                       CL B           CL B          CL I        PROT, CL II    INTL, CL II
OPERATIONS
Investment income (loss) -- net                            $     (5,122)  $      2,769   $      2,057   $     22,912   $          1
Net realized gain (loss) on sales of investments                  3,231            746          3,221           (585)             1
Distributions from capital gains                                     --             --             --            160             --
Net change in unrealized appreciation or depreciation
  of investments                                                 48,246          2,862          3,646        (17,390)            38
-----------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in net assets resulting from
  operations                                                     46,355          6,377          8,924          5,097             40
===================================================================================================================================

CONTRACT TRANSACTIONS
Contract purchase payments                                          227         15,339            180      1,107,281             --
Net transfers(1)                                                 (7,046)        38,498         18,781         83,188             (4)
Contract terminations:
  Surrender benefits and contract charges                       (10,668)       (11,357)       (38,722)       (15,815)            --
  Death benefits                                                     --             --             --             --             --
-----------------------------------------------------------------------------------------------------------------------------------
Increase (decrease) from contract transactions                  (17,487)        42,480        (19,761)     1,174,654             (4)
-----------------------------------------------------------------------------------------------------------------------------------
Net assets at beginning of year                                 360,509        236,403        295,236         48,736            315
-----------------------------------------------------------------------------------------------------------------------------------
Net assets at end of year                                  $    389,377   $    285,260   $    284,399   $  1,228,487   $        351
===================================================================================================================================

ACCUMULATION UNIT ACTIVITY
Units outstanding at beginning of year                          264,035        186,037        256,130         42,261             --
Contract purchase payments                                          175         14,872            161      1,098,180             --
Net transfers(1)                                                 (4,779)        33,704         16,177         82,674             --
Contract terminations:
  Surrender benefits and contract charges                        (7,571)        (8,881)       (33,363)        (9,645)            --
  Death benefits                                                     --             --             --             --             --
-----------------------------------------------------------------------------------------------------------------------------------
Units outstanding at end of year                                251,860        225,732        239,105      1,213,470             --
===================================================================================================================================

                                                                                SEGREGATED ASSET SUBACCOUNTS
                                                           -------------------------------------------------------------------------
                                                                                                            COL
                                                              AC VP          AC VP          AC VP        SM CAP VAL,   COL HI YIELD,
YEAR ENDED DECEMBER 31, 2005 (CONTINUED)                   ULTRA, CL II    VAL, CL I      VAL, CL II       VS CL B        VS CL B
OPERATIONS
Investment income (loss) -- net                            $     (6,234)  $     (1,110)  $        (12)  $         (3)  $     (2,420)
Net realized gain (loss) on sales of investments                    816          4,247             --              1            163
Distributions from capital gains                                     --         22,989             31              1             --
Net change in unrealized appreciation or depreciation
  of investments                                                 32,826        (18,602)            39             24          5,924
------------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in net assets resulting from
  operations                                                     27,408          7,524             58             23          3,667
====================================================================================================================================

CONTRACT TRANSACTIONS
Contract purchase payments                                    1,010,432            120          2,700             --        311,814
Net transfers(1)                                                  1,451          3,872             --             (4)         7,084
Contract terminations:
    Surrender benefits and contract charges                      (5,220)       (17,129)            --             --         (9,819)
    Death benefits                                                   --             --             --             --             --
------------------------------------------------------------------------------------------------------------------------------------
Increase (decrease) from contract transactions                1,006,663        (13,137)         2,700             (4)       309,079
------------------------------------------------------------------------------------------------------------------------------------
Net assets at beginning of year                                  57,182        224,878            311            476         17,358
------------------------------------------------------------------------------------------------------------------------------------
Net assets at end of year                                  $  1,091,253   $    219,265   $      3,069   $        495   $    330,104
====================================================================================================================================

ACCUMULATION UNIT ACTIVITY
Units outstanding at beginning of year                           55,232        144,376             --             --         11,370
Contract purchase payments                                    1,001,144             79          2,557             --        312,399
Net transfers(1)                                                  1,845          2,543             --             --          7,053
Contract terminations:
    Surrender benefits and contract charges                      (4,724)       (11,090)            --             --         (3,750)
    Death benefits                                                   --             --             --             --             --
------------------------------------------------------------------------------------------------------------------------------------
Units outstanding at end of year                              1,053,497        135,908          2,557             --        327,072
====================================================================================================================================

See accompanying notes to financial statements.

RIVERSOURCE OF NEW YORK VARIABLE ANNUITY ACCOUNT 2 - 73

STATEMENTS OF CHANGES IN NET ASSETS

                                                                                 SEGREGATED ASSET SUBACCOUNTS
                                                           ------------------------------------------------------------------------
                                                              DREY IP        DREY IP       DREY VIF       DREY VIF       FID VIP
                                                           MIDCAP STOCK,    TECH GRO,        APPR,        INTL VAL,     CONTRAFUND,
YEAR ENDED DECEMBER 31, 2005 (CONTINUED)                       SERV           SERV           SERV           SERV         SERV CL 2
OPERATIONS
Investment income (loss) -- net                            $        (230) $     (1,533)  $        (56)  $         (3)  $    (74,572)
Net realized gain (loss) on sales of investments                     337           360              1             --         42,812
Distributions from capital gains                                      21            --             --              6          1,002
Net change in unrealized appreciation or depreciation of
  investments                                                      1,502        14,402            133             49        993,002
-----------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in net assets resulting from
  operations                                                       1,630        13,229             78             52        962,244
====================================================================================================================================

CONTRACT TRANSACTIONS
Contract purchase payments                                        11,160       234,936          7,803             --      2,649,868
Net transfers(1)                                                  19,504        (1,631)            (3)            (2)        47,778
Contract terminations:
  Surrender benefits and contract charges                           (246)       (1,385)          (124)            --       (121,234)
  Death benefits                                                      --            --             --             --             --
-----------------------------------------------------------------------------------------------------------------------------------
Increase (decrease) from contract transactions                    30,418       231,920          7,676             (2)     2,576,412
-----------------------------------------------------------------------------------------------------------------------------------
Net assets at beginning of year                                      469        15,754            735            471      5,151,629
-----------------------------------------------------------------------------------------------------------------------------------
Net assets at end of year                                  $      32,517  $    260,903   $      8,489   $        521   $  8,690,285
===================================================================================================================================

ACCUMULATION UNIT ACTIVITY
Units outstanding at beginning of year                                --        15,083             --             --      3,425,239
Contract purchase payments                                        10,503       236,935          7,500             --      2,025,283
Net transfers(1)                                                  18,349        (1,456)            --             --         35,019
Contract terminations:
    Surrender benefits and contract charges                           --        (1,053)            --             --        (74,966)
    Death benefits                                                    --            --             --             --             --
-----------------------------------------------------------------------------------------------------------------------------------
Units outstanding at end of year                                  28,852       249,509          7,500             --      5,410,575
===================================================================================================================================

                                                                                  SEGREGATED ASSET SUBACCOUNTS
                                                           ------------------------------------------------------------------------
                                                              FID VIP       FID VIP        FID VIP        FID VIP         FTVIPT
                                                               GRO,        INVEST GR,      MID CAP,      OVERSEAS,       FRANK INC
YEAR ENDED DECEMBER 31, 2005 (CONTINUED)                     SERV CL 2     SERV CL 2      SERV CL 2      SERV CL 2       SEC, CL 2
OPERATIONS
Investment income (loss) -- net                            $      (5,730) $     (2,870)  $      6,093   $     (6,119)  $          7
Net realized gain (loss) on sales of investments                     362          (169)        48,467          5,834             (1)
Distributions from capital gains                                      --         1,576             --          3,334              1
Net change in unrealized appreciation or depreciation
  of investments                                                  27,123         4,700        378,084        130,137            (38)
-----------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in net assets resulting from
  operations                                                      21,755         3,237        432,644        133,186            (31)
===================================================================================================================================

CONTRACT TRANSACTIONS
Contract purchase payments                                        45,154       906,879        328,505        167,863          1,289
Net transfers(1)                                                   8,262        20,750        (52,065)       (12,217)            --
Contract terminations:
  Surrender benefits and contract charges                         (5,044)      (15,017)       (54,631)       (23,054)            --
  Death benefits                                                      --            --             --             --             --
-----------------------------------------------------------------------------------------------------------------------------------
Increase (decrease) from contract transactions                    48,372       912,612        221,809        132,592          1,289
-----------------------------------------------------------------------------------------------------------------------------------
Net assets at beginning of year                                  489,362        25,802      2,549,179        610,719            463
-----------------------------------------------------------------------------------------------------------------------------------
Net assets at end of year                                  $     559,489  $    941,651   $  3,203,632   $    876,497   $      1,721
===================================================================================================================================

ACCUMULATION UNIT ACTIVITY
Units outstanding at beginning of year                           347,986        19,710      1,403,948        350,801             --
Contract purchase payments                                        32,730       901,199        222,645        124,892          1,217
Net transfers(1)                                                   5,920        20,563        (26,920)        (8,461)            --
Contract terminations:
  Surrender benefits and contract charges                         (3,648)       (8,876)       (28,645)       (12,807)            --
  Death benefits                                                      --            --             --             --             --
-----------------------------------------------------------------------------------------------------------------------------------
Units outstanding at end of year                                 382,988       932,596      1,571,028        454,425          1,217
===================================================================================================================================

See accompanying notes to financial statements.

74 - RIVERSOURCE OF NEW YORK VARIABLE ANNUITY ACCOUNT 2

STATEMENTS OF CHANGES IN NET ASSETS

                                                                                  SEGREGATED ASSET SUBACCOUNTS
                                                           ------------------------------------------------------------------------
                                                              FTVIPT         FTVIPT         FTVIPT        FTVIPT          FTVIPT
                                                            FRANK REAL    FRANK RISING   FRANK SM CAP   FRANK SM MID  MUTUAL SHARES
YEAR ENDED DECEMBER 31, 2005 (CONTINUED)                     EST, CL 2     DIVD, CL 2      VAL, CL 2   CAP GRO, CL 2    SEC, CL 2
OPERATIONS
Investment income (loss) -- net                            $         427  $        (11)  $     (3,039) $     (13,094) $     (17,927)
Net realized gain (loss) on sales of investments                   5,691             1          3,145          3,947         16,301
Distributions from capital gains                                  20,138             3          3,431             --         13,903
Net change in unrealized appreciation or depreciation
  of investments                                                  13,450           133         36,878         51,693        361,821
-----------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in net assets resulting from
  operations                                                      39,706           126         40,415         42,546        374,098
===================================================================================================================================

CONTRACT TRANSACTIONS
Contract purchase payments                                         2,071         2,697         16,642        145,821        149,889
Net transfers(1)                                                  44,346            --         21,246         (2,689)       175,548
Contract terminations:
  Surrender benefits and contract charges                         (6,725)           --        (12,821)        (8,303)       (93,133)
  Death benefits                                                      --            --             --             --             --
-----------------------------------------------------------------------------------------------------------------------------------
Increase (decrease) from contract transactions                    39,692         2,697         25,067        134,829        232,304
-----------------------------------------------------------------------------------------------------------------------------------
Net assets at beginning of year                                  279,973           462        523,317        879,741      3,866,322
-----------------------------------------------------------------------------------------------------------------------------------
Net assets at end of year                                  $     359,371  $      3,285   $    588,799  $   1,057,116  $   4,472,724
===================================================================================================================================

ACCUMULATION UNIT ACTIVITY
Units outstanding at beginning of year                           158,198            --        289,321        545,374      2,737,481
Contract purchase payments                                         1,090         2,680          8,999        101,073        106,568
Net transfers(1)                                                  25,953            --         11,846         (2,860)       122,354
Contract terminations:
  Surrender benefits and contract charges                         (3,683)           --         (6,925)        (5,285)       (63,914)
  Death benefits                                                      --            --             --             --             --
-----------------------------------------------------------------------------------------------------------------------------------
Units outstanding at end of year                                 181,558         2,680        303,241        638,302      2,902,489
===================================================================================================================================

                                                                                SEGREGATED ASSET SUBACCOUNTS
                                                           ------------------------------------------------------------------------
                                                              FTVIPT         FTVIPT         FTVIPT        GS VIT
                                                             TEMP FOR      TEMP GLOBAL     TEMP GRO       MID CAP      JANUS ASPEN
YEAR ENDED DECEMBER 31, 2005 (CONTINUED)                     SEC, CL 2      INC, CL 2      SEC, CL 2        VAL         BAL, INST
OPERATIONS
Investment income (loss) -- net                            $        (930) $      8,085   $          2  $        (488) $      27,386
Net realized gain (loss) on sales of investments                   2,393          (568)            --            849          1,814
Distributions from capital gains                                      --            --             --         59,791             --
Net change in unrealized appreciation or depreciation
  of investments                                                  44,742       (11,026)            24        (25,827)       172,883
-----------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in net assets resulting from
  operations                                                      46,205        (3,509)            26         34,325        202,083
===================================================================================================================================

CONTRACT TRANSACTIONS
Contract purchase payments                                        40,359       385,252             --        654,189            120
Net transfers(1)                                                  26,340        11,536             (2)        (3,038)      (187,356)
Contract terminations:
  Surrender benefits and contract charges                         (3,969)       (3,720)            --         (3,781)      (275,609)
  Death benefits                                                      --            --             --             --       (116,030)
-----------------------------------------------------------------------------------------------------------------------------------
Increase (decrease) from contract transactions                    62,730       393,068             (2)       647,370       (578,875)
-----------------------------------------------------------------------------------------------------------------------------------
Net assets at beginning of year                                  480,498        15,169            311         33,856      3,574,991
-----------------------------------------------------------------------------------------------------------------------------------
Net assets at end of year                                  $     589,433  $    404,728   $        335  $     715,551  $   3,198,199
===================================================================================================================================

ACCUMULATION UNIT ACTIVITY
Units outstanding at beginning of year                           284,821        14,061             --         31,955      2,463,791
Contract purchase payments                                        23,423       382,344             --        588,991             85
Net transfers(1)                                                  15,658        11,600             --         (2,753)      (125,714)
Contract terminations:
  Surrender benefits and contract charges                         (2,301)       (3,243)            --         (2,806)      (188,056)
  Death benefits                                                      --            --             --             --        (79,579)
-----------------------------------------------------------------------------------------------------------------------------------
Units outstanding at end of year                                 321,601       404,762             --        615,387      2,070,527
===================================================================================================================================

See accompanying notes to financial statements.

RIVERSOURCE OF NEW YORK VARIABLE ANNUITY ACCOUNT 2 - 75

STATEMENTS OF CHANGES IN NET ASSETS

                                                                                 SEGREGATED ASSET SUBACCOUNTS
                                                           ------------------------------------------------------------------------
                                                            JANUS ASPEN        MFS            MFS           MFS            MFS
                                                             WORLD GRO,   INV GRO STOCK,    NEW DIS,   TOTAL RETURN,    UTILITIES,
YEAR ENDED DECEMBER 31, 2005 (CONTINUED)                        INST          SERV CL       SERV CL       SERV CL        SERV CL
OPERATIONS
Investment income (loss) -- net                            $        (165) $       (3,611)  $   (3,173) $      19,619  $        (727)
Net realized gain (loss) on sales of investments                 (48,331)          1,552          614          4,602          8,379
Distributions from capital gains                                      --              --           --        135,171             --
Net change in unrealized appreciation or depreciation
  of investments                                                  69,461          12,262       13,489       (116,321)         7,628
-----------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in net assets resulting from
  operations                                                      20,965          10,203       10,930         43,071         15,280
===================================================================================================================================

CONTRACT TRANSACTIONS
Contract purchase payments                                           120           6,795       13,275         44,921          1,572
Net transfers(1)                                                 (23,669)         (2,587)       4,621         64,837         (3,908)
Contract terminations:
  Surrender benefits and contract charges                        (59,952)        (12,863)      (2,764)       (59,784)        (5,247)
  Death benefits                                                 (11,479)             --           --        (55,804)            --
-----------------------------------------------------------------------------------------------------------------------------------
Increase (decrease) from contract transactions                   (94,980)         (8,655)      15,132         (5,830)        (7,583)
-----------------------------------------------------------------------------------------------------------------------------------
Net assets at beginning of year                                  599,984         345,475      251,330      3,379,937         97,745
-----------------------------------------------------------------------------------------------------------------------------------
Net assets at end of year                                  $     525,969  $      347,023   $  277,392  $   3,417,178  $     105,442
===================================================================================================================================

ACCUMULATION UNIT ACTIVITY
Units outstanding at beginning of year                           557,604         255,290      170,405      2,627,700         56,839
Contract purchase payments                                           114           6,682        9,482         36,509            870
Net transfers(1)                                                 (22,413)         (3,368)       3,419         49,553         (1,647)
Contract terminations:
  Surrender benefits and contract charges                        (56,570)         (9,579)      (1,939)       (46,401)        (2,830)
  Death benefits                                                 (10,582)             --           --        (43,367)            --
-----------------------------------------------------------------------------------------------------------------------------------
Units outstanding at end of year                                 468,153         249,025      181,367      2,623,994         53,232
===================================================================================================================================

                                                                                  SEGREGATED ASSET SUBACCOUNTS
                                                           ------------------------------------------------------------------------
                                                                               OPCAP         OPCAP       OPPEN CAP      OPPEN CAP
YEAR ENDED DECEMBER 31, 2005 (CONTINUED)                     OPCAP EQ         MANAGED        SM CAP       APPR VA     APPR VA, SERV
OPERATIONS
Investment income (loss) -- net                            $      (1,278) $       (1,136)  $   (2,890) $      (3,200) $     (18,462)
Net realized gain (loss) on sales of investments                   1,773           4,923        4,628        (10,320)        13,758
Distributions from capital gains                                      --          30,005       28,800             --             --
Net change in unrealized appreciation or depreciation
  of investments                                                   6,189          (1,533)     (35,660)        37,572        128,031
-----------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in net assets resulting from
  operations                                                       6,684          32,259       (5,122)        24,052        123,327
===================================================================================================================================

CONTRACT TRANSACTIONS
Contract purchase payments                                           120             120          120            120        990,919
Net transfers(1)                                                   7,502          55,781        4,472         (5,137)        23,155
Contract terminations:
  Surrender benefits and contract charges                        (15,535)       (203,754)     (21,363)       (58,596)       (65,920)
  Death benefits                                                      --          (6,714)          --        (17,241)       (57,171)
-----------------------------------------------------------------------------------------------------------------------------------
Increase (decrease) from contract transactions                    (7,913)       (154,567)     (16,771)       (80,854)       890,983
-----------------------------------------------------------------------------------------------------------------------------------
Net assets at beginning of year                                  131,805         906,128      228,690        775,934      2,477,148
-----------------------------------------------------------------------------------------------------------------------------------
Net assets at end of year                                  $     130,576  $      783,820   $  206,797  $     719,132  $   3,491,458
===================================================================================================================================

ACCUMULATION UNIT ACTIVITY
Units outstanding at beginning of year                           117,581         736,312      120,515        585,865      1,746,415
Contract purchase payments                                           109              98           71             94        793,660
Net transfers(1)                                                   6,471          45,669        2,111         (3,512)        15,578
Contract terminations:
  Surrender benefits and contract charges                        (13,805)       (163,231)     (12,149)       (44,661)       (46,249)
  Death benefits                                                      --          (5,328)          --        (13,862)       (39,140)
-----------------------------------------------------------------------------------------------------------------------------------
Units outstanding at end of year                                 110,356         613,520      110,548        523,924      2,470,264
===================================================================================================================================

See accompanying notes to financial statements.

76 - RIVERSOURCE OF NEW YORK VARIABLE ANNUITY ACCOUNT 2

STATEMENTS OF CHANGES IN NET ASSETS

                                                                                 SEGREGATED ASSET SUBACCOUNTS
                                                           ------------------------------------------------------------------------
                                                               OPPEN         OPPEN         OPPEN        OPPEN MAIN       OPPEN
                                                             GLOBAL SEC      HI INC      HI INC VA,      ST SM CAP   STRATEGIC BOND
YEAR ENDED DECEMBER 31, 2005 (CONTINUED)                      VA, SERV         VA           SERV         VA, SERV       VA, SERV
OPERATIONS
Investment income (loss) -- net                            $      (2,193) $     18,164  $     10,005   $    (28,917) $      111,148
Net realized gain (loss) on sales of investments                   2,887        (5,716)          720         16,979           4,267
Distributions from capital gains                                      --            --            --         52,633              --
Net change in unrealized appreciation or depreciation
  of investments                                                  56,512       (10,169)       (9,009)       131,409         (61,652)
-----------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in net assets resulting from
  operations                                                      57,206         2,279         1,716        172,104          53,763
===================================================================================================================================

CONTRACT TRANSACTIONS
Contract purchase payments                                        32,751           360         2,770        276,766       1,067,120
Net transfers(1)                                                   2,075        (3,444)       22,106         54,802         451,222
Contract terminations:
  Surrender benefits and contract charges                         (9,008)      (21,807)      (21,919)       (50,624)       (148,745)
  Death benefits                                                      --            --            --        (28,084)             --
-----------------------------------------------------------------------------------------------------------------------------------
Increase (decrease) from contract transactions                    25,818       (24,891)        2,957        252,860       1,369,597
-----------------------------------------------------------------------------------------------------------------------------------
Net assets at beginning of year                                  429,438       345,064       219,759      2,002,697       3,547,718
-----------------------------------------------------------------------------------------------------------------------------------
Net assets at end of year                                  $     512,462  $    322,452  $    224,432   $  2,427,661  $    4,971,078
===================================================================================================================================

ACCUMULATION UNIT ACTIVITY
Units outstanding at beginning of year                           237,026       266,402       173,501      1,114,347       2,943,778
Contract purchase payments                                        17,754           282         2,195        222,201         952,951
Net transfers(1)                                                   1,365        (3,094)       17,459         38,768         372,642
Contract terminations:
  Surrender benefits and contract charges                         (4,898)      (16,865)      (17,302)       (28,098)       (122,887)
  Death benefits                                                      --            --            --        (14,938)             --
-----------------------------------------------------------------------------------------------------------------------------------
Units outstanding at end of year                                 251,247       246,725       175,853      1,332,280       4,146,484
===================================================================================================================================

                                                                                 SEGREGATED ASSET SUBACCOUNTS
                                                           ------------------------------------------------------------------------
                                                               PUT VT        PUT VT        PUT VT         PUT VT     PUT VT HEALTH
                                                              DIV INC,      DIV INC,      GRO & INC,    GRO & INC,      SCIENCES,
YEAR ENDED DECEMBER 31, 2005 (CONTINUED)                       CL IA         CL IB         CL IA          CL IB           CL IB
OPERATIONS
Investment income (loss) -- net                            $      18,482  $     31,418  $      4,480   $      3,589  $          (15)
Net realized gain (loss) on sales of investments                 (18,203)       (2,392)       (7,025)         3,686               1
Distributions from capital gains                                      --            --            --             --              --
Net change in unrealized appreciation or depreciation of
  investments                                                      4,292       (20,674)       21,318         41,431             151
-----------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in net assets resulting from
  operations                                                       4,571         8,352        18,773         48,706             137
===================================================================================================================================

CONTRACT TRANSACTIONS
Contract purchase payments                                            --           780            --            180           2,699
Net transfers(1)                                                  (9,395)       (4,062)       68,814        (92,373)             --
Contract terminations:
  Surrender benefits and contract charges                       (154,693)      (71,085)     (339,143)      (168,879)             --
  Death benefits                                                  (1,803)           --        (6,288)       (40,361)             --
-----------------------------------------------------------------------------------------------------------------------------------
Increase (decrease) from contract transactions                  (165,891)      (74,367)     (276,617)      (301,433)          2,699
-----------------------------------------------------------------------------------------------------------------------------------
Net assets at beginning of year                                  321,745       566,353       740,243      1,549,162             312
-----------------------------------------------------------------------------------------------------------------------------------
Net assets at end of year                                  $     160,425  $    500,338  $    482,399   $  1,296,435  $        3,148
===================================================================================================================================

ACCUMULATION UNIT ACTIVITY
Units outstanding at beginning of year                           239,782       412,027       557,896      1,331,870              --
Contract purchase payments                                            --           572            --            161           2,411
Net transfers(1)                                                  (6,945)       (2,898)       51,319        (78,977)             --
Contract terminations:
  Surrender benefits and contract charges                       (114,063)      (51,495)     (255,021)      (148,368)             --
  Death benefits                                                  (1,346)           --        (4,669)       (34,872)             --
-----------------------------------------------------------------------------------------------------------------------------------
Units outstanding at end of year                                 117,428       358,206       349,525      1,069,814           2,411
===================================================================================================================================

See accompanying notes to financial statements.

RIVERSOURCE OF NEW YORK VARIABLE ANNUITY ACCOUNT 2 - 77

STATEMENTS OF CHANGES IN NET ASSETS

                                                                                 SEGREGATED ASSET SUBACCOUNTS
                                                           ------------------------------------------------------------------------
                                                               PUT VT        PUT VT        PUT VT         PUT VT         PUT VT
                                                              HI YIELD,     HI YIELD,     INTL EQ,       NEW OPP,       RESEARCH,
YEAR ENDED DECEMBER 31, 2005 (CONTINUED)                       CL IA         CL IB         CL IB          CL IA          CL IB
OPERATIONS
Investment income (loss) -- net                            $      25,745  $     17,892  $        314   $     (1,718) $           --
Net realized gain (loss) on sales of investments                 (56,066)       (5,917)          966        (46,384)              2
Distributions from capital gains                                      --            --            --             --              --
Net change in unrealized appreciation or depreciation of
  investments                                                     35,446        (7,641)       15,779         60,246              20
-----------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in net assets resulting from
  operations                                                       5,125         4,334        17,059         12,144              22
===================================================================================================================================

CONTRACT TRANSACTIONS
Contract purchase payments                                            --           360         1,800             --              --
Net transfers(1)                                                 (11,979)       (2,598)        1,311         (5,361)             (7)
Contract terminations:
  Surrender benefits and contract charges                       (141,195)      (25,006)         (879)       (83,165)             --
  Death benefits                                                 (12,349)           --            --             --              --
-----------------------------------------------------------------------------------------------------------------------------------
Increase (decrease) from contract transactions                  (165,523)      (27,244)        2,232        (88,526)             (7)
-----------------------------------------------------------------------------------------------------------------------------------
Net assets at beginning of year                                  372,668       275,280       154,923        219,309             532
-----------------------------------------------------------------------------------------------------------------------------------
Net assets at end of year                                  $     212,270  $    252,370  $    174,214   $    142,927  $          547
===================================================================================================================================

ACCUMULATION UNIT ACTIVITY
Units outstanding at beginning of year                           304,092       207,077        96,774        205,758              --
Contract purchase payments                                            --           275         1,129             --              --
Net transfers(1)                                                  (9,708)       (1,910)          820         (4,680)             --
Contract terminations:
  Surrender benefits and contract charges                       (114,758)      (18,711)         (541)       (77,795)             --
  Death benefits                                                  (9,856)           --            --             --              --
-----------------------------------------------------------------------------------------------------------------------------------
Units outstanding at end of year                                 169,770       186,731        98,182        123,283              --
===================================================================================================================================


                                                                                 SEGREGATED ASSET SUBACCOUNTS
                                                           ------------------------------------------------------------------------
                                                               PUT VT        PUT VT        PUT VT
                                                            SM CAP VAL,      VISTA,       VOYAGER,        RVS VP         RVS VP
YEAR ENDED DECEMBER 31, 2005 (CONTINUED)                       CL IB         CL IB         CL IB           BAL         CASH MGMT
OPERATIONS
Investment income (loss) -- net                            $         (15) $       (420) $     (6,171)  $     18,958  $       10,915
Net realized gain (loss) on sales of investments                       1           124       (97,788)       (60,435)             --
Distributions from capital gains                                      27            --            --         43,142              --
Net change in unrealized appreciation or depreciation of
  investments                                                         60         3,307       138,161         33,208              --
-----------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in net assets resulting from
  operations                                                          73         3,011        34,202         34,873          10,915
===================================================================================================================================

CONTRACT TRANSACTIONS
Contract purchase payments                                         2,696            --           120            120         324,971
Net transfers(1)                                                      --            (5)      (46,296)      (117,383)        309,105
Contract terminations:
  Surrender benefits and contract charges                             --          (142)      (66,379)      (473,891)       (125,480)
  Death benefits                                                      --            --       (17,250)       (40,406)             --
-----------------------------------------------------------------------------------------------------------------------------------
Increase (decrease) from contract transactions                     2,696          (147)     (129,805)      (631,560)        508,596
-----------------------------------------------------------------------------------------------------------------------------------
Net assets at beginning of year                                      472        28,603       933,481      1,958,281         383,416
-----------------------------------------------------------------------------------------------------------------------------------
Net assets at end of year                                  $       3,241  $     31,467  $    837,878   $  1,361,594  $      902,927
===================================================================================================================================

ACCUMULATION UNIT ACTIVITY
Units outstanding at beginning of year                                --        17,656       882,665      1,723,941         377,586
Contract purchase payments                                         2,458            --           120            108         324,985
Net transfers(1)                                                      --            --       (43,168)      (103,483)        283,754
Contract terminations:
  Surrender benefits and contract charges                             --           (85)      (63,391)      (416,191)       (114,257)
  Death benefits                                                      --            --       (16,029)       (34,730)             --
-----------------------------------------------------------------------------------------------------------------------------------
Units outstanding at end of year                                   2,458        17,571       760,197      1,169,645         872,068
===================================================================================================================================

See accompanying notes to financial statements.

78 - RIVERSOURCE OF NEW YORK VARIABLE ANNUITY ACCOUNT 2

STATEMENTS OF CHANGES IN NET ASSETS

                                                                                SEGREGATED ASSET SUBACCOUNTS
                                                           ------------------------------------------------------------------------
                                                                                                                          RVS VP
                                                              RVS VP         RVS VP         RVS VP         RVS VP        HI YIELD
YEAR ENDED DECEMBER 31, 2005 (CONTINUED)                     DIV BOND      DIV EQ INC      EMER MKTS        GRO            BOND
OPERATIONS
Investment income (loss) -- net                            $     35,912   $      3,279   $     (2,663)  $       (463)  $      3,162
Net realized gain (loss) on sales of investments                 (5,129)         2,832          2,979            262             44
Distributions from capital gains                                     --         50,852         23,747             --             --
Net change in unrealized appreciation or depreciation of
  investments                                                   (19,172)        39,897         68,170          5,118           (450)
-----------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in net assets resulting from
  operations                                                     11,611         96,860         92,233          4,917          2,756
===================================================================================================================================

CONTRACT TRANSACTIONS
Contract purchase payments                                       14,439      1,221,650        521,689          3,000        163,083
Net transfers(1)                                                 69,202        (16,272)       (21,310)        18,896         (1,894)
Contract terminations:
  Surrender benefits and contract charges                      (217,765)       (11,525)        (3,477)        (1,938)        (5,240)
  Death benefits                                                 (1,735)            --             --             --             --
-----------------------------------------------------------------------------------------------------------------------------------
Increase (decrease) from contract transactions                 (135,859)     1,193,853        496,902         19,958        155,949
-----------------------------------------------------------------------------------------------------------------------------------
Net assets at beginning of year                               1,546,292        322,226         26,014         43,973          7,188
-----------------------------------------------------------------------------------------------------------------------------------
Net assets at end of year                                  $  1,422,044   $  1,612,939   $    615,149   $     68,848   $    165,893
===================================================================================================================================

ACCUMULATION UNIT ACTIVITY
Units outstanding at beginning of year                        1,384,964        179,355         23,755         32,508          1,123
Contract purchase payments                                       13,774        853,745        426,041          2,319        159,878
Net transfers(1)                                                 60,845         (9,429)       (16,672)        14,146         (1,829)
Contract terminations:
  Surrender benefits and contract charges                      (183,441)        (4,124)        (2,329)        (1,388)        (2,068)
  Death benefits                                                 (1,475)            --             --             --             --
-----------------------------------------------------------------------------------------------------------------------------------
Units outstanding at end of year                              1,274,667      1,019,547        430,795         47,585        157,104
===================================================================================================================================


                                                                                SEGREGATED ASSET SUBACCOUNTS
                                                           ------------------------------------------------------------------------
                                                                                                           RVS VP         RVS VP
                                                              RVS VP         RVS VP        RVS VP          LG CAP         MID CAP
YEAR ENDED DECEMBER 31, 2005 (CONTINUED)                      INC OPP       INTL OPP      LG CAP EQ         VAL            GRO
OPERATIONS
Investment income (loss) -- net                            $        274   $        (55)  $     (1,964)  $          1   $         --
Net realized gain (loss) on sales of investments                     (2)        (8,714)       (62,885)           162             --
Distributions from capital gains                                     28             --             --              8             18
Net change in unrealized appreciation or depreciation of
  investments                                                      (175)        25,877        115,049              1             14
-----------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in net assets resulting from
  operations                                                        125         17,108         50,200            172             32
===================================================================================================================================

CONTRACT TRANSACTIONS
Contract purchase payments                                           --            120        495,223          3,354             --
Net transfers(1)                                                    (13)       (12,557)         5,506         (3,516)            (3)
Contract terminations:
  Surrender benefits and contract charges                            --        (32,637)      (172,150)            --             --
  Death benefits                                                     --             --             --             --             --
-----------------------------------------------------------------------------------------------------------------------------------
Increase (decrease) from contract transactions                      (13)       (45,074)       328,579           (162)            (3)
-----------------------------------------------------------------------------------------------------------------------------------
Net assets at beginning of year                                   6,038        178,820        578,166            311            312
-----------------------------------------------------------------------------------------------------------------------------------
Net assets at end of year                                  $      6,150   $    150,854   $    956,945   $        321   $        341
===================================================================================================================================

ACCUMULATION UNIT ACTIVITY
Units outstanding at beginning of year                               --        182,249        567,909             --             --
Contract purchase payments                                           --            125        486,627          3,327             --
Net transfers(1)                                                     --        (12,594)         5,212         (3,327)            --
Contract terminations:
  Surrender benefits and contract charges                            --        (32,961)      (167,697)            --             --
  Death benefits                                                     --             --             --             --             --
-----------------------------------------------------------------------------------------------------------------------------------
Units outstanding at end of year                                     --        136,819        892,051             --             --
===================================================================================================================================

See accompanying notes to financial statements.

RIVERSOURCE OF NEW YORK VARIABLE ANNUITY ACCOUNT 2 - 79

STATEMENTS OF CHANGES IN NET ASSETS

                                                                                SEGREGATED ASSET SUBACCOUNTS
                                                           ------------------------------------------------------------------------
                                                              RVS VP         RVS VP        RVS VP          RVS VP         RVS VP
YEAR ENDED DECEMBER 31, 2005 (CONTINUED)                     NEW DIM         S&P 500     SELECT VAL    SHORT DURATION   SM CAP VAL
OPERATIONS
Investment income (loss) -- net                            $     (1,145)  $      2,447  $          1  $        18,929  $     (5,151)
Net realized gain (loss) on sales of investments                 (3,938)         7,958            --           (1,223)        1,089
Distributions from capital gains                                     --          4,390             5               --        59,671
Net change in unrealized appreciation or depreciation of
  investments                                                     4,716         40,686            (5)         (13,475)      (14,081)
-----------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in net assets resulting from
  operations                                                       (367)        55,481             1            4,231        41,528
===================================================================================================================================

CONTRACT TRANSACTIONS
Contract purchase payments                                          120         52,745            --          242,790       841,619
Net transfers(1)                                                  6,017         73,153            (3)          66,642        11,807
Contract terminations:
  Surrender benefits and contract charges                       (16,460)       (74,606)           --          (51,598)      (10,067)
  Death benefits                                                     --             --            --               --            --
-----------------------------------------------------------------------------------------------------------------------------------
Increase (decrease) from contract transactions                  (10,323)        51,292            (3)         257,834       843,359
-----------------------------------------------------------------------------------------------------------------------------------
Net assets at beginning of year                                 150,327      1,693,027           312          991,739       123,598
-----------------------------------------------------------------------------------------------------------------------------------
Net assets at end of year                                  $    139,637   $  1,799,800  $        310  $     1,253,804  $  1,008,485
===================================================================================================================================

ACCUMULATION UNIT ACTIVITY
Units outstanding at beginning of year                          140,517      1,169,344            --          997,243        75,454
Contract purchase payments                                          119         36,852            --          246,196       622,676
Net transfers(1)                                                  5,987         55,428            --           67,451         7,629
Contract terminations:
  Surrender benefits and contract charges                       (16,024)       (51,731)           --          (49,887)       (5,424)
  Death benefits                                                     --             --            --               --            --
-----------------------------------------------------------------------------------------------------------------------------------
Units outstanding at end of year                                130,599      1,209,893            --        1,261,003       700,335
===================================================================================================================================

                                                                                SEGREGATED ASSET SUBACCOUNTS
                                                           ------------------------------------------------------------------------
                                                              RVS VP        VANK LIT       VANK UIF
                                                             STRATEGY       COMSTOCK,   U.S. REAL EST,     WANGER         WANGER
YEAR ENDED DECEMBER 31, 2005 (CONTINUED)                       AGGR          CL II           CL II       INTL SM CAP    U.S. SM CO
OPERATIONS
Investment income (loss) -- net                            $     (3,553)  $     (7,441) $         (128) $     (2,870)  $     (2,911)
Net realized gain (loss) on sales of investments                (54,300)          (110)            585         1,735          1,136
Distributions from capital gains                                     --         12,970             625            --             --
Net change in unrealized appreciation or depreciation of
  investments                                                    74,538         54,469           5,271        79,233         30,246
-----------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in net assets resulting from
  operations                                                     16,685         59,888           6,353        78,098         28,471
===================================================================================================================================

CONTRACT TRANSACTIONS
Contract purchase payments                                          120      1,875,716          44,662       711,305        462,026
Net transfers(1)                                                (10,429)        15,090           5,153        (6,702)        (5,468)
Contract terminations:
  Surrender benefits and contract charges                       (78,182)       (10,866)           (417)       (5,102)        (3,529)
  Death benefits                                                     --             --              --            --             --
-----------------------------------------------------------------------------------------------------------------------------------
Increase (decrease) from contract transactions                  (88,491)     1,879,940          49,398       699,501        453,029
-----------------------------------------------------------------------------------------------------------------------------------
Net assets at beginning of year                                 312,786         90,029           1,903        38,668         23,997
-----------------------------------------------------------------------------------------------------------------------------------
Net assets at end of year                                  $    240,980   $  2,029,857  $       57,654  $    816,267   $    505,497
===================================================================================================================================

ACCUMULATION UNIT ACTIVITY
Units outstanding at beginning of year                          409,441         87,059           1,349        35,038         22,483
Contract purchase payments                                          166      1,825,841          41,257       601,033        427,949
Net transfers(1)                                                (13,394)        14,881           4,787        (5,135)        (4,886)
Contract terminations:
  Surrender benefits and contract charges                      (103,207)        (9,968)           (121)       (3,486)        (2,517)
  Death benefits                                                     --             --              --            --             --
-----------------------------------------------------------------------------------------------------------------------------------
Units outstanding at end of year                                293,006      1,917,813          47,272       627,450        443,029
===================================================================================================================================

(1) Includes transfer activity from (to) other subaccounts and transfers from
    (to) American Centurion Life's fixed account.

See accompanying notes to financial statements.

80 - RIVERSOURCE OF NEW YORK VARIABLE ANNUITY ACCOUNT 2

STATEMENTS OF CHANGES IN NET ASSETS

                                                                                 SEGREGATED ASSET SUBACCOUNTS
                                                           ------------------------------------------------------------------------
                                                              AIM VI         AIM VI         AIM VI        AIM VI          AIM VI
                                                            BASIC VAL,      CAP DEV,       CORE EQ,      INTL GRO,     MID CAP CORE
PERIOD ENDED DECEMBER 31, 2004                                SER II         SER II          SER I         SER I      EQ, SER II(2)
OPERATIONS
Investment income (loss) -- net                            $     (3,515)  $     (1,104)  $     (3,866)  $     (1,763) $          (4)
Net realized gain (loss) on sales of investments                  1,329           (102)       (30,655)       (12,734)            --
Distributions from capital gains                                     --             --             --             --             86
Net change in unrealized appreciation or depreciation of
    investments                                                  39,716         17,663         83,999         58,553            (12)
-----------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in net assets resulting from
    operations                                                   37,530         16,457         49,478         44,056             70
===================================================================================================================================

CONTRACT TRANSACTIONS
Contract purchase payments                                      199,513         44,260          1,348            501         17,311
Net transfers(1)                                                170,675         63,335        (34,527)       (21,112)            --
Contract terminations:
    Surrender benefits and contract charges                     (18,734)          (629)      (117,484)       (28,016)            --
    Death benefits                                                   --             --             --             --             --
-----------------------------------------------------------------------------------------------------------------------------------
Increase (decrease) from contract transactions                  351,454        106,966       (150,663)       (48,627)        17,311
-----------------------------------------------------------------------------------------------------------------------------------
Net assets at beginning of year                                 129,317         36,242        772,014        236,572             --
-----------------------------------------------------------------------------------------------------------------------------------
Net assets at end of year                                  $    518,301   $    159,665   $    670,829   $    232,001  $      17,381
===================================================================================================================================

ACCUMULATION UNIT ACTIVITY

Units outstanding at beginning of year                           88,986         25,648        774,747        257,511             --
Contract purchase payments                                      140,319         31,093          1,347            512         16,653
Net transfers(1)                                                115,595         43,049        (33,928)       (22,221)            --
Contract terminations:
    Surrender benefits and contract charges                     (12,502)          (333)      (115,618)       (29,279)            --
    Death benefits                                                   --             --             --             --             --
-----------------------------------------------------------------------------------------------------------------------------------
Units outstanding at end of year                                332,398         99,457        626,548        206,523         16,653
===================================================================================================================================

                                                                                 SEGREGATED ASSET SUBACCOUNTS
                                                           ------------------------------------------------------------------------
                                                              AIM VI         AIM VI         AB VPS         AB VPS        AB VPS
                                                            PREMIER EQ,    PREMIER EQ,   GLOBAL TECH,    GRO & INC,     INTL VAL,
PERIOD ENDED DECEMBER 31, 2004 (CONTINUED)                    SER I         SER II           CL B           CL B         CL B(2)
OPERATIONS
Investment income (loss) -- net                            $     (5,312)  $        (91)  $     (1,901)  $     (6,895)  $         (8)
Net realized gain (loss) on sales of investments                (45,195)          (398)            64          2,836             --
Distributions from capital gains                                     --             --             --             --             --
Net change in unrealized appreciation or depreciation of
    investments                                                  71,642            191          7,882        112,558            395
-----------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in net assets resulting from
    operations                                                   21,135           (298)         6,045        108,499            387
===================================================================================================================================

CONTRACT TRANSACTIONS
Contract purchase payments                                          499            605        100,111        437,898         28,821
Net transfers(1)                                                (26,996)        (1,894)        27,632        104,309             --
Contract terminations:
    Surrender benefits and contract charges                     (73,078)           (38)          (519)       (13,511)            --
    Death benefits                                               (4,653)            --             --             --             --
-----------------------------------------------------------------------------------------------------------------------------------
Increase (decrease) from contract transactions                 (104,228)        (1,327)       127,224        528,696         28,821
-----------------------------------------------------------------------------------------------------------------------------------
Net assets at beginning of year                                 612,166          8,040         56,427        645,349             --
-----------------------------------------------------------------------------------------------------------------------------------
Net assets at end of year                                  $    529,073   $      6,415   $    189,696   $  1,282,544   $     29,208
===================================================================================================================================

ACCUMULATION UNIT ACTIVITY
Units outstanding at beginning of year                          670,922          6,157         40,038        473,367             --
Contract purchase payments                                          540            252         69,384        317,800         27,243
Net transfers(1)                                                (29,606)        (1,932)        20,470         74,589             --
Contract terminations:
    Surrender benefits and contract charges                     (80,490)           (32)          (290)        (9,603)            --
    Death benefits                                               (5,380)            --             --             --             --
-----------------------------------------------------------------------------------------------------------------------------------
Units outstanding at end of year                                555,986          4,445        129,602        856,153         27,243
===================================================================================================================================

See accompanying notes to financial statements.

RIVERSOURCE OF NEW YORK VARIABLE ANNUITY ACCOUNT 2 - 81

STATEMENTS OF CHANGES IN NET ASSETS

                                                                                SEGREGATED ASSET SUBACCOUNTS
                                                           ------------------------------------------------------------------------
                                                              AB VPS         AB VPS        AC VP          AC VP
                                                            LG CAP GRO,    BAL SHARES,   INC & GRO,     INFLATION         AC VP
PERIOD ENDED DECEMBER 31, 2004 (CONTINUED)                     CL B           CL B          CL I      PROT, CL II(2)  INTL, CL II(2)
OPERATIONS
Investment income (loss) -- net                            $     (3,370)  $      1,596  $        235  $           67 $           --
Net realized gain (loss) on sales of investments                    752            112        (2,024)             --             --
Distributions from capital gains                                     --             --            --              --             --
Net change in unrealized appreciation or depreciation of
    investments                                                  29,341         12,199        32,542              21             15
-----------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in net assets resulting from
    operations                                                   26,723         13,907        30,753              88             15
===================================================================================================================================

CONTRACT TRANSACTIONS
Contract purchase payments                                      209,207         80,855         1,045          48,648            300
Net transfers(1)                                                    913         36,292       (21,197)             --             --
Contract terminations:
    Surrender benefits and contract charges                      (8,093)        (7,388)      (44,506)             --             --
    Death benefits                                                   --             --            --              --             --
-----------------------------------------------------------------------------------------------------------------------------------
Increase (decrease) from contract transactions                  202,027        109,759       (64,658)         48,648            300
-----------------------------------------------------------------------------------------------------------------------------------
Net assets at beginning of year                                 131,759        112,737       329,141              --             --
-----------------------------------------------------------------------------------------------------------------------------------
Net assets at end of year                                  $    360,509   $    236,403  $    295,236  $       48,736 $          315
===================================================================================================================================

ACCUMULATION UNIT ACTIVITY
Units outstanding at beginning of year                          102,981         94,875       318,255              --             --
Contract purchase payments                                      166,467         66,991           995          42,261             --
Net transfers(1)                                                    685         30,285       (20,147)             --             --
Contract terminations:
    Surrender benefits and contract charges                      (6,098)        (6,114)      (42,973)             --             --
    Death benefits                                                   --             --            --              --             --
-----------------------------------------------------------------------------------------------------------------------------------
Units outstanding at end of year                                264,035        186,037       256,130          42,261             --
===================================================================================================================================


                                                                               SEGREGATED ASSET SUBACCOUNTS
                                                          -------------------------------------------------------------------------
                                                                                                          COL
                                                               AC VP         AC VP         AC VP       SM CAP VAL,   COL HI YIELD,
PERIOD ENDED DECEMBER 31, 2004 (CONTINUED)                ULTRA, CL II(2)  VAL, CL I   VAL, CL II(2)     VS CL B(2)    VS CL B(2)
OPERATIONS
Investment income (loss) -- net                           $           (12) $    (811)  $          --  $           1  $          542
Net realized gain (loss) on sales of investments                       --      7,637              --             --              --
Distributions from capital gains                                       --      1,775              --              9              --
Net change in unrealized appreciation or depreciation of
    investments                                                       195     17,724              11             16            (546)
-----------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in net assets resulting from
    operations                                                        183     26,325              11             26              (4)
===================================================================================================================================

CONTRACT TRANSACTIONS
Contract purchase payments                                         56,999        505             300            450          17,362
Net transfers(1)                                                       --    (16,636)             --             --              --
Contract terminations:
    Surrender benefits and contract charges                            --    (17,260)             --             --              --
    Death benefits                                                     --         --              --             --              --
-----------------------------------------------------------------------------------------------------------------------------------
Increase (decrease) from contract transactions                     56,999    (33,391)            300            450          17,362
-----------------------------------------------------------------------------------------------------------------------------------
Net assets at beginning of year                                        --    231,944              --             --              --
-----------------------------------------------------------------------------------------------------------------------------------
Net assets at end of year                                 $        57,182  $ 224,878   $         311  $         476  $       17,358
===================================================================================================================================

ACCUMULATION UNIT ACTIVITY
Units outstanding at beginning of year                                 --    167,893              --             --              --
Contract purchase payments                                         55,232        352              --             --          11,370
Net transfers(1)                                                       --    (11,719)             --             --              --
Contract terminations:
    Surrender benefits and contract charges                            --    (12,150)             --             --              --
    Death benefits                                                     --         --              --             --              --
-----------------------------------------------------------------------------------------------------------------------------------
Units outstanding at end of year                                   55,232    144,376              --             --          11,370
===================================================================================================================================

See accompanying notes to financial statements.

82 - RIVERSOURCE OF NEW YORK VARIABLE ANNUITY ACCOUNT 2

STATEMENTS OF CHANGES IN NET ASSETS

                                                                                SEGREGATED ASSET SUBACCOUNTS
                                                          -------------------------------------------------------------------------
                                                             DREY IP        DREY IP        DREY VIF       DREY VIF        FID VIP
                                                          MIDCAP STOCK,    TECH GRO,         APPR,        INTL VAL,     CONTRAFUND,
PERIOD ENDED DECEMBER 31, 2004 (CONTINUED)                   SERV(2)        SERV(2)         SERV(2)        SERV(2)       SERV CL 2
OPERATIONS
Investment income (loss) -- net                           $           1   $         (3)  $          9   $          3   $    (29,866)
Net realized gain (loss) on sales of investments                     --             --             --             --          4,079
Distributions from capital gains                                     11             --             --              7             --
Net change in unrealized appreciation or depreciation of
    investments                                                       8             45              6             11        492,535
-----------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in net assets resulting from
    operations                                                       20             42             15             21        466,748

CONTRACT TRANSACTIONS
Contract purchase payments                                          449         15,712            720

CONTRACT TRANSACTIONS
Contract purchase payments                                          449         15,712            720            450      3,376,549
Net transfers(1)                                                     --             --             --             --        596,557
Contract terminations:
    Surrender benefits and contract charges                          --             --             --             --        (33,781)
    Death benefits                                                   --             --             --             --             --
-----------------------------------------------------------------------------------------------------------------------------------
Increase (decrease) from contract transactions                      449         15,712            720            450      3,939,325
-----------------------------------------------------------------------------------------------------------------------------------
Net assets at beginning of year                                      --             --             --             --        745,556
-----------------------------------------------------------------------------------------------------------------------------------
Net assets at end of year                                 $         469   $     15,754   $        735   $        471   $  5,151,629
===================================================================================================================================

ACCUMULATION UNIT ACTIVITY
Units outstanding at beginning of year                               --             --             --             --        560,236
Contract purchase payments                                           --         15,083             --             --      2,462,817
Net transfers(1)                                                     --             --             --             --        426,006
Contract terminations:
    Surrender benefits and contract charges                          --             --             --             --        (23,820)
    Death benefits                                                   --             --             --             --             --
-----------------------------------------------------------------------------------------------------------------------------------
Units outstanding at end of year                                     --         15,083             --             --      3,425,239
===================================================================================================================================

                                                                                SEGREGATED ASSET SUBACCOUNTS
                                                           ------------------------------------------------------------------------
                                                             FID VIP        FID VIP        FID VIP        FID VIP         FTVIPT
                                                               GRO,        INVEST GR,      MID CAP,      OVERSEAS,      FRANK INC
PERIOD ENDED DECEMBER 31, 2004 (CONTINUED)                  SERV CL 2     SERV CL 2(2)    SERV CL 2      SERV CL 2     SEC, CL 2(2)
OPERATIONS
Investment income (loss) -- net                            $     (3,171)  $        (20)  $    (22,606)  $     (2,290)  $         --
Net realized gain (loss) on sales of investments                     22             --          8,019            (46)            --
Distributions from capital gains                                     --             --             --             --             --
Net change in unrealized appreciation or depreciation of
    investments                                                  20,347             61        427,084         53,731             13
-----------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in net assets resulting from
    operations                                                   17,198             41        412,497         51,395             13
===================================================================================================================================

CONTRACT TRANSACTIONS
Contract purchase payments                                      410,842         25,761      1,188,572        458,447            450
Net transfers(1)                                                 12,810             --        247,332         75,422             --
Contract terminations:
    Surrender benefits and contract charges                        (248)            --        (30,785)        (7,397)            --
    Death benefits                                                   --             --             --             --             --
-----------------------------------------------------------------------------------------------------------------------------------
Increase (decrease) from contract transactions                  423,404         25,761      1,405,119        526,472            450
-----------------------------------------------------------------------------------------------------------------------------------
Net assets at beginning of year                                  48,760             --        731,563         32,852             --
-----------------------------------------------------------------------------------------------------------------------------------
Net assets at end of year                                  $    489,362   $     25,802   $  2,549,179   $    610,719   $        463
===================================================================================================================================

ACCUMULATION UNIT ACTIVITY
Units outstanding at beginning of year                           35,088             --        496,080         20,808             --
Contract purchase payments                                      303,720         19,710        771,100        287,887             --
Net transfers(1)                                                  9,240             --        156,473         46,750             --
Contract terminations:
    Surrender benefits and contract charges                         (62)            --        (19,705)        (4,644)            --
    Death benefits                                                   --             --             --             --             --
-----------------------------------------------------------------------------------------------------------------------------------
Units outstanding at end of year                                347,986         19,710      1,403,948        350,801             --
===================================================================================================================================

See accompanying notes to financial statements.

RIVERSOURCE OF NEW YORK VARIABLE ANNUITY ACCOUNT 2 - 83

STATEMENTS OF CHANGES IN NET ASSETS

                                                                                 SEGREGATED ASSET SUBACCOUNTS
                                                           ------------------------------------------------------------------------
                                                              FTVIPT        FTVIPT          FTVIPT        FTVIPT          FTVIPT
                                                            FRANK REAL   FRANK RISING    FRANK SM CAP  FRANK SM MID   MUTUAL SHARES
PERIOD ENDED DECEMBER 31, 2004 (CONTINUED)                   EST, CL 2   DIVD, CL 2(2)     VAL, CL 2   CAP GRO, CL 2    SEC, CL 2
OPERATIONS
Investment income (loss) -- net                            $        987  $          --   $     (3,054) $      (7,957) $     (12,569)
Net realized gain (loss) on sales of investments                    561             --            694            926          8,275
Distributions from capital gains                                    259             --             --             --             --
Net change in unrealized appreciation or depreciation
    of investments                                               52,826             12         70,892         64,633        315,628
-----------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in net assets resulting from
    operations                                                   54,633             12         68,532         57,602        311,334
===================================================================================================================================

CONTRACT TRANSACTIONS
Contract purchase payments                                       83,193            450        295,288        294,121      2,317,847
Net transfers(1)                                                 69,073             --         89,388        249,234        458,794
Contract terminations:
    Surrender benefits and contract charges                      (2,914)            --         (2,499)       (15,774)       (84,297)
    Death benefits                                                   --             --             --             --             --
-----------------------------------------------------------------------------------------------------------------------------------
Increase (decrease) from contract transactions                  149,352            450        382,177        527,581      2,692,344
-----------------------------------------------------------------------------------------------------------------------------------
Net assets at beginning of year                                  75,988             --         72,608        294,558        862,644
-----------------------------------------------------------------------------------------------------------------------------------
Net assets at end of year                                  $    279,973  $         462   $    523,317  $     879,741  $   3,866,322
===================================================================================================================================

ACCUMULATION UNIT ACTIVITY
Units outstanding at beginning of year                           55,272             --         48,909        200,858        676,424
Contract purchase payments                                       59,716             --        184,212        194,326      1,774,058
Net transfers(1)                                                 44,937             --         57,618        160,499        351,073
Contract terminations:
    Surrender benefits and contract charges                      (1,727)            --         (1,418)       (10,309)       (64,074)
    Death benefits                                                   --             --             --             --             --
-----------------------------------------------------------------------------------------------------------------------------------
Units outstanding at end of year                                158,198             --        289,321        545,374      2,737,481
===================================================================================================================================

                                                                                SEGREGATED ASSET SUBACCOUNTS
                                                           ------------------------------------------------------------------------
                                                              FTVIPT        FTVIPT          FTVIPT        GS VIT
                                                             TEMP FOR     TEMP GLOBAL      TEMP GRO       MID CAP       JANUS ASPEN
PERIOD ENDED DECEMBER 31, 2004 (CONTINUED)                  SEC, CL 2     INC, CL 2(2)   SEC, CL 2(2)      VAL(2)        BAL, INST
OPERATIONS
Investment income (loss) -- net                            $       (963)  $         (7)  $         --   $          2   $     28,252
Net realized gain (loss) on sales of investments                    823             --             --             --        (32,526)
Distributions from capital gains                                     --             --             --            160             --
Net change in unrealized appreciation or depreciation of
    investments                                                  54,355            166             11              5        251,233
-----------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in net assets resulting from
    operations                                                   54,215            159             11            167        246,959
===================================================================================================================================

CONTRACT TRANSACTIONS
Contract purchase payments                                      334,642         15,010            300         33,689          7,216
Net transfers(1)                                                 40,158             --             --             --        (88,395)
Contract terminations:
    Surrender benefits and contract charges                      (8,090)            --             --             --       (468,948)
    Death benefits                                                   --             --             --             --        (43,513)
-----------------------------------------------------------------------------------------------------------------------------------
Increase (decrease) from contract transactions                  366,710         15,010            300         33,689       (593,640)
-----------------------------------------------------------------------------------------------------------------------------------
Net assets at beginning of year                                  59,573             --             --             --      3,921,672
-----------------------------------------------------------------------------------------------------------------------------------
Net assets at end of year                                  $    480,498   $     15,169   $        311   $     33,856   $  3,574,991
===================================================================================================================================

ACCUMULATION UNIT ACTIVITY
Units outstanding at beginning of year                           41,230             --             --             --      2,892,352
Contract purchase payments                                      221,946         14,061             --         31,955          5,268
Net transfers(1)                                                 26,760             --             --             --        (64,192)
Contract terminations:
    Surrender benefits and contract charges                      (5,115)            --             --             --       (337,852)
    Death benefits                                                   --             --             --             --        (31,785)
-----------------------------------------------------------------------------------------------------------------------------------
Units outstanding at end of year                                284,821         14,061             --         31,955      2,463,791
===================================================================================================================================

See accompanying notes to financial statements.

84 - RIVERSOURCE OF NEW YORK VARIABLE ANNUITY ACCOUNT 2

STATEMENTS OF CHANGES IN NET ASSETS

                                                                                SEGREGATED ASSET SUBACCOUNTS
                                                           ------------------------------------------------------------------------
                                                           JANUS ASPEN        MFS            MFS            MFS            MFS
                                                            WORLD GRO,   INV GRO STOCK,    NEW DIS,     TOTAL RETURN,   UTILITIES,
YEAR ENDED DECEMBER 31, 2004 (CONTINUED)                       INST          SERV CL       SERV CL         SERV CL       SERV CL
OPERATIONS
Investment income (loss) -- net                            $     (2,549) $       (2,629) $     (1,705)  $       1,037  $         69
Net realized gain (loss) on sales of investments                (43,077)             24           (15)          3,241           612
Distributions from capital gains                                     --              --            --              --            --
Net change in unrealized appreciation or depreciation of
    investments                                                  63,440          28,477        21,626         228,717        18,766
-----------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in net assets resulting from
    operations                                                   17,814          25,872        19,906         232,995        19,447
===================================================================================================================================

CONTRACT TRANSACTIONS
Contract purchase payments                                        1,241         151,463       155,715       1,673,108         5,935
Net transfers(1)                                                (37,117)         98,178        25,634         629,903        16,562
Contract terminations:
    Surrender benefits and contract charges                     (43,772)        (11,065)       (1,652)        (30,216)       (2,413)
    Death benefits                                                   --              --            --              --            --
-----------------------------------------------------------------------------------------------------------------------------------
Increase (decrease) from contract transactions                  (79,648)        238,576       179,697       2,272,795        20,084
-----------------------------------------------------------------------------------------------------------------------------------
Net assets at beginning of year                                 661,818          81,027        51,727         874,147        58,214
-----------------------------------------------------------------------------------------------------------------------------------
Net assets at end of year                                  $    599,984  $      345,475  $    251,330   $   3,379,937  $     97,745
===================================================================================================================================

ACCUMULATION UNIT ACTIVITY
Units outstanding at beginning of year                          635,546          64,430        36,717         744,719        43,536
Contract purchase payments                                        1,235         121,536       115,811       1,388,317         3,920
Net transfers(1)                                                (36,590)         78,242        19,001         519,478        10,953
Contract terminations:
    Surrender benefits and contract charges                     (42,587)         (8,918)        (1,124)       (24,814)       (1,570)
    Death benefits                                                   --              --             --             --            --
-----------------------------------------------------------------------------------------------------------------------------------
Units outstanding at end of year                                557,604         255,290        170,405      2,627,700        56,839
===================================================================================================================================

                                                                                SEGREGATED ASSET SUBACCOUNTS
                                                           ------------------------------------------------------------------------
                                                                             OPCAP          OPCAP        OPPEN CAP      OPPEN CAP
YEAR ENDED DECEMBER 31, 2004 (CONTINUED)                     OPCAP EQ       MANAGED         SM CAP        APPR VA     APPR VA, SERV
OPERATIONS
Investment income (loss) -- net                            $       (523)  $      1,444   $     (3,113)  $     (8,362) $     (16,161)
Net realized gain (loss) on sales of investments                   (841)        (6,094)        12,321        (13,929)           107
Distributions from capital gains                                     --             --             --             --             --
Net change in unrealized appreciation or depreciation of
    investments                                                  13,787         88,573         24,702         61,918        125,520
-----------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in net assets resulting from
    operations                                                   12,423         83,923         33,910         39,627        109,466
===================================================================================================================================

CONTRACT TRANSACTIONS
Contract purchase payments                                          499          1,256            501          1,547      1,437,931
Net transfers(1)                                                (17,011)       (66,415)       (38,205)       (19,448)       503,224
Contract terminations:
    Surrender benefits and contract charges                      (9,616)      (172,634)       (19,103)       (40,943)       (30,237)
    Death benefits                                                   --             --             --             --             --
-----------------------------------------------------------------------------------------------------------------------------------
Increase (decrease) from contract transactions                  (26,128)      (237,793)       (56,807)       (58,844)     1,910,918
-----------------------------------------------------------------------------------------------------------------------------------
Net assets at beginning of year                                 145,510      1,059,998        251,587        795,151        456,764
-----------------------------------------------------------------------------------------------------------------------------------
Net assets at end of year                                  $    131,805   $    906,128   $    228,690   $    775,934  $   2,477,148
===================================================================================================================================

ACCUMULATION UNIT ACTIVITY
Units outstanding at beginning of year                          143,259        940,746        154,090        633,045        335,967
Contract purchase payments                                          484          1,106            284          1,259      1,066,890
Net transfers(1)                                                (16,683)       (57,124)       (22,527)       (15,743)       365,741
Contract terminations:
    Surrender benefits and contract charges                      (9,479)      (148,416)       (11,332)       (32,696)       (22,183)
    Death benefits                                                   --             --             --             --             --
-----------------------------------------------------------------------------------------------------------------------------------
Units outstanding at end of year                                117,581        736,312        120,515        585,865      1,746,415
===================================================================================================================================

See accompanying notes to financial statements.

RIVERSOURCE OF NEW YORK VARIABLE ANNUITY ACCOUNT 2 - 85

STATEMENTS OF CHANGES IN NET ASSETS

                                                                                SEGREGATED ASSET SUBACCOUNTS
                                                           ------------------------------------------------------------------------
                                                              OPPEN          OPPEN           OPPEN      OPPEN MAIN       OPPEN
                                                            GLOBAL SEC       HI INC       HI INC VA,     ST SM CAP   STRATEGIC BOND
YEAR ENDED DECEMBER 31, 2004 (CONTINUED)                     VA, SERV          VA            SERV        VA, SERV       VA, SERV
OPERATIONS
Investment income (loss) -- net                            $     (1,738)  $     16,259   $      6,244  $    (15,754) $       33,732
Net realized gain (loss) on sales of investments                  1,582         (3,262)           (55)        2,570          (4,546)
Distributions from capital gains                                     --             --             --            --              --
Net change in unrealized appreciation or depreciation of
    investments                                                  55,953         11,168          7,048       279,779         161,613
-----------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in net assets resulting from
    operations                                                   55,797         24,165         13,237       266,595         190,799
===================================================================================================================================

CONTRACT TRANSACTIONS
Contract purchase payments                                      288,855          1,512        138,468     1,034,373       2,301,958
Net transfers(1)                                                 45,541         (1,258)        20,292       181,902         466,077
Contract terminations:
    Surrender benefits and contract charges                      (3,970)       (16,437)        (9,976)      (11,876)        (93,994)
    Death benefits                                                   --             --             --            --              --
-----------------------------------------------------------------------------------------------------------------------------------
Increase (decrease) from contract transactions                  330,426        (16,183)       148,784     1,204,399       2,674,041
-----------------------------------------------------------------------------------------------------------------------------------
Net assets at beginning of year                                  43,215        337,082         57,738       531,703         682,878
-----------------------------------------------------------------------------------------------------------------------------------
Net assets at end of year                                  $    429,438   $    345,064   $    219,759  $  2,002,697  $   3,547,718
===================================================================================================================================

ACCUMULATION UNIT ACTIVITY
Units outstanding at beginning of year                           27,813        279,626         48,913       348,275         605,155
Contract purchase payments                                      182,511          1,237        116,216       657,374       2,015,801
Net transfers(1)                                                 28,965         (1,100)        16,561       116,255         405,157
Contract terminations:
    Surrender benefits and contract charges                      (2,263)       (13,361)        (8,189)       (7,557)        (82,335)
    Death benefits                                                   --             --             --            --              --
-----------------------------------------------------------------------------------------------------------------------------------
Units outstanding at end of year                                237,026        266,402        173,501     1,114,347       2,943,778
===================================================================================================================================

                                                                                SEGREGATED ASSET SUBACCOUNTS
                                                           ------------------------------------------------------------------------
                                                              PUT VT         PUT VT         PUT VT         PUT VT     PUT VT HEALTH
                                                             DIV INC,       DIV INC,      GRO & INC,     GRO & INC,     SCIENCES,
PERIOD ENDED DECEMBER 31, 2004 (CONTINUED)                    CL IA          CL IB          CL IA          CL IB         CL IB(2)
OPERATIONS
Investment income (loss) -- net                            $     26,851   $     45,204   $      3,400   $      2,753  $          --
Net realized gain (loss) on sales of investments                 (8,091)        (3,100)       (22,423)       (14,918)            --
Distributions from capital gains                                     --             --             --             --             --
Net change in unrealized appreciation or depreciation of
    investments                                                   6,812           (637)        88,586        153,118             12
-----------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in net assets resulting from
    operations                                                   25,572         41,467         69,563        140,953             12
===================================================================================================================================

CONTRACT TRANSACTIONS
Contract purchase payments                                           --          3,633             --         38,845            300
Net transfers(1)                                                 (6,711)       (15,793)       (83,296)       (38,967)            --
Contract terminations:
    Surrender benefits and contract charges                     (57,395)       (38,481)      (129,294)      (161,305)            --
    Death benefits                                                   --             --             --        (33,259)            --
-----------------------------------------------------------------------------------------------------------------------------------
Increase (decrease) from contract transactions                  (64,106)       (50,641)      (212,590)      (194,686)           300
-----------------------------------------------------------------------------------------------------------------------------------
Net assets at beginning of year                                 360,279        575,527        883,270      1,602,895             --
-----------------------------------------------------------------------------------------------------------------------------------
Net assets at end of year                                  $    321,745   $    566,353   $    740,243   $  1,549,162  $         312
===================================================================================================================================

ACCUMULATION UNIT ACTIVITY
Units outstanding at beginning of year                          290,122        450,864        730,973      1,521,277             --
Contract purchase payments                                           --          2,799             --         29,692             --
Net transfers(1)                                                 (5,268)       (12,164)       (68,239)       (39,672)            --
Contract terminations:
    Surrender benefits and contract charges                     (45,072)       (29,472)      (104,838)      (148,013)            --
    Death benefits                                                   --             --             --        (31,414)            --
-----------------------------------------------------------------------------------------------------------------------------------
Units outstanding at end of year                                239,782        412,027        557,896      1,331,870             --
===================================================================================================================================

See accompanying notes to financial statements.

86 - RIVERSOURCE OF NEW YORK VARIABLE ANNUITY ACCOUNT 2

STATEMENTS OF CHANGES IN NET ASSETS

                                                                                SEGREGATED ASSET SUBACCOUNTS
                                                           ------------------------------------------------------------------------
                                                              PUT VT         PUT VT         PUT VT         PUT VT         PUT VT
                                                             HI YIELD,      HI YIELD,      INTL EQ,       NEW OPP,       RESEARCH,
YEAR ENDED DECEMBER 31, 2004 (CONTINUED)                      CL IA          CL IB          CL IB          CL IA          CL IB
OPERATIONS
Investment income (loss) -- net                            $     26,536   $     18,767   $        411   $     (3,166)  $         (3)
Net realized gain (loss) on sales of investments                (31,741)        (5,851)           235        (38,099)            --
Distributions from capital gains                                     --             --             --             --             --
Net change in unrealized appreciation or depreciation of
    investments                                                  39,612         10,100         16,406         59,496             39
-----------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in net assets resulting from
    operations                                                   34,407         23,016         17,052         18,231             36
===================================================================================================================================

CONTRACT TRANSACTIONS
Contract purchase payments                                           --          1,509         69,933             --            320
Net transfers(1)                                                (38,059)        (4,570)        10,473        (15,639)            --
Contract terminations:
    Surrender benefits and contract charges                     (60,597)       (14,801)        (1,975)       (38,210)            --
    Death benefits                                                   --             --             --             --             --
-----------------------------------------------------------------------------------------------------------------------------------
Increase (decrease) from contract transactions                  (98,656)       (17,862)        78,431        (53,849)           320
-----------------------------------------------------------------------------------------------------------------------------------
Net assets at beginning of year                                 436,917        270,126         59,440        254,927            176
-----------------------------------------------------------------------------------------------------------------------------------
Net assets at end of year                                  $    372,668   $    275,280   $    154,923   $    219,309   $        532
===================================================================================================================================

ACCUMULATION UNIT ACTIVITY
Units outstanding at beginning of year                          390,197        221,497         42,659        260,745             --
Contract purchase payments                                           --          1,215         48,269             --             --
Net transfers(1)                                                (33,203)        (3,786)         7,269        (15,990)            --
Contract terminations:
    Surrender benefits and contract charges                     (52,902)       (11,849)        (1,423)       (38,997)            --
    Death benefits                                                   --             --             --             --             --
-----------------------------------------------------------------------------------------------------------------------------------
Units outstanding at end of year                                304,092        207,077         96,774        205,758             --
===================================================================================================================================

                                                                                SEGREGATED ASSET SUBACCOUNTS
                                                           ------------------------------------------------------------------------
                                                              PUT VT          PUT VT       PUT VT
                                                            SM CAP VAL,       VISTA,       VOYAGER,        RVS VP         RVS VP
PERIOD ENDED DECEMBER 31, 2004 (CONTINUED)                   CL IB(2)         CL IB         CL IB            BAL        CASH MGMT
OPERATIONS
Investment income (loss) -- net                            $         --   $       (369)  $    (11,064)  $     17,087   $       (693)
Net realized gain (loss) on sales of investments                     --              1        (91,960)       (74,639)            --
Distributions from capital gains                                     --             --             --             --             --
Net change in unrealized appreciation or depreciation of
    investments                                                      22          4,211        133,802        210,239             --
-----------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in net assets resulting from
    operations                                                       22          3,843         30,778        152,687           (693)
===================================================================================================================================

CONTRACT TRANSACTIONS
Contract purchase payments                                          450          3,126          1,255            963        741,758
Net transfers(1)                                                     --          2,524        (32,266)      (107,620)      (405,356)
Contract terminations:
    Surrender benefits and contract charges                          --         (1,332)       (82,718)      (252,981)       (12,310)
    Death benefits                                                   --             --             --        (31,154)            --
-----------------------------------------------------------------------------------------------------------------------------------
Increase (decrease) from contract transactions                      450          4,318       (113,729)      (390,792)       324,092
-----------------------------------------------------------------------------------------------------------------------------------
Net assets at beginning of year                                      --         20,442      1,016,432      2,196,386         60,017
-----------------------------------------------------------------------------------------------------------------------------------
Net assets at end of year                                  $        472   $     28,603   $    933,481   $  1,958,281   $    383,416
===================================================================================================================================

ACCUMULATION UNIT ACTIVITY
Units outstanding at beginning of year                               --         14,869        995,369      2,089,591         52,961
Contract purchase payments                                           --          2,002          1,268            907        745,740
Net transfers(1)                                                     --          1,781        (31,697)      (101,325)      (408,861)
Contract terminations:
    Surrender benefits and contract charges                          --           (996)       (82,275)      (236,100)       (12,254)
    Death benefits                                                   --             --             --        (29,132)            --
-----------------------------------------------------------------------------------------------------------------------------------
Units outstanding at end of year                                     --         17,656        882,665      1,723,941        377,586
===================================================================================================================================

See accompanying notes to financial statements.

RIVERSOURCE OF NEW YORK VARIABLE ANNUITY ACCOUNT 2 - 87

STATEMENTS OF CHANGES IN NET ASSETS

                                                                                SEGREGATED ASSET SUBACCOUNTS
                                                           ------------------------------------------------------------------------
                                                                                                                          RVS VP
                                                              RVS VP         RVS VP         RVS VP         RVS VP        HI YIELD
PERIOD ENDED DECEMBER 31, 2004 (CONTINUED)                   DIV BOND      DIV EQ INC    EMER MKTS(2)        GRO          BOND(2)
OPERATIONS
Investment income (loss) -- net                            $     35,172   $      1,439   $         15   $       (252)  $         39
Net realized gain (loss) on sales of investments                 (2,944)           262             --             36             --
Distributions from capital gains                                     --             --             17             --             --
Net change in unrealized appreciation or depreciation of
    investments                                                  11,688         41,653            356          2,785             19
-----------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in net assets resulting from
    operations                                                   43,916         43,354            388          2,569             58
===================================================================================================================================

CONTRACT TRANSACTIONS
Contract purchase payments                                      399,672        216,826         25,626         15,610          7,130
Net transfers(1)                                                 82,916         24,172             --          9,860             --
Contract terminations:
    Surrender benefits and contract charges                    (106,499)        (3,350)            --           (187)            --
    Death benefits                                                   --             --             --             --             --
-----------------------------------------------------------------------------------------------------------------------------------
Increase (decrease) from contract transactions                  376,089        237,648         25,626         25,283          7,130
-----------------------------------------------------------------------------------------------------------------------------------
Net assets at beginning of year                               1,126,287         41,224             --         16,121             --
-----------------------------------------------------------------------------------------------------------------------------------
Net assets at end of year                                  $  1,546,292   $    322,226   $     26,014   $     43,973   $      7,188
===================================================================================================================================

ACCUMULATION UNIT ACTIVITY
Units outstanding at beginning of year                        1,012,009         27,042             --         12,876             --
Contract purchase payments                                      389,775        138,958         23,755         11,985          1,123
Net transfers(1)                                                 75,968         15,609             --          7,795             --
Contract terminations:
    Surrender benefits and contract charges                     (92,788)        (2,254)            --           (148)            --
    Death benefits                                                   --             --             --             --             --
-----------------------------------------------------------------------------------------------------------------------------------
Units outstanding at end of year                              1,384,964        179,355         23,755         32,508          1,123
===================================================================================================================================

                                                                                SEGREGATED ASSET SUBACCOUNTS
                                                           ------------------------------------------------------------------------
                                                                                                           RVS VP         RVS VP
                                                              RVS VP         RVS VP         RVS VP         LG CAP         MID CAP
PERIOD ENDED DECEMBER 31, 2004 (CONTINUED)                  INC OPP(2)      INTL OPP       LG CAP EQ       VAL(2)         GRO(2)
OPERATIONS
Investment income (loss) -- net                            $         59   $       (550)  $     (2,636)  $          3   $         --
Net realized gain (loss) on sales of investments                     --        (15,077)       (40,081)            --             --
Distributions from capital gains                                     18             --             --             --             --
Net change in unrealized appreciation or depreciation of
    investments                                                     (40)        40,680         63,994              8             12
-----------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in net assets resulting from
    operations                                                       37         25,053         21,277             11             12
===================================================================================================================================

CONTRACT TRANSACTIONS
Contract purchase payments                                        6,001            796         73,460            300            300
Net transfers(1)                                                     --        (15,966)       (26,976)            --             --
Contract terminations:
    Surrender benefits and contract charges                          --        (18,568)       (57,253)            --             --
    Death benefits                                                   --             --             --             --             --
-----------------------------------------------------------------------------------------------------------------------------------
Increase (decrease) from contract transactions                    6,001        (33,738)       (10,769)           300            300
-----------------------------------------------------------------------------------------------------------------------------------
Net assets at beginning of year                                      --        187,505        567,658             --             --
-----------------------------------------------------------------------------------------------------------------------------------
Net assets at end of year                                  $      6,038   $    178,820   $    578,166   $        311   $        312
===================================================================================================================================

ACCUMULATION UNIT ACTIVITY
Units outstanding at beginning of year                               --        221,658        583,669             --             --
Contract purchase payments                                           --            565         71,579             --             --
Net transfers(1)                                                     --        (18,498)       (28,085)            --             --
Contract terminations:
    Surrender benefits and contract charges                          --        (21,476)       (59,254)            --             --
    Death benefits                                                   --             --             --             --             --
-----------------------------------------------------------------------------------------------------------------------------------
Units outstanding at end of year                                     --        182,249        567,909             --             --
===================================================================================================================================

See accompanying notes to financial statements.

88 - RIVERSOURCE OF NEW YORK VARIABLE ANNUITY ACCOUNT 2

STATEMENTS OF CHANGES IN NET ASSETS

                                                                                SEGREGATED ASSET SUBACCOUNTS
                                                           ------------------------------------------------------------------------
                                                              RVS VP         RVS VP         RVS VP         RVS VP         RVS VP
PERIOD ENDED DECEMBER 31, 2004 (CONTINUED)                   NEW DIM         S&P 500    SELECT VAL(2)  SHORT DURATION   SM CAP VAL
OPERATIONS
Investment income (loss) -- net                            $       (567)  $      4,873  $           2  $         9,469  $      (620)
Net realized gain (loss) on sales of investments                 (3,428)         2,643             --           (3,885)         187
Distributions from capital gains                                     --             --             --              255        5,857
Net change in unrealized appreciation or depreciation of
    investments                                                   6,356        107,707             10          (10,172)       4,908
-----------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in net assets resulting from
    operations                                                    2,361        115,223             12           (4,333)      10,332
===================================================================================================================================

CONTRACT TRANSACTIONS
Contract purchase payments                                          965        986,472            300          672,770       95,811
Net transfers(1)                                                 (2,162)       290,081             --          (94,349)       7,577
Contract terminations:
    Surrender benefits and contract charges                      (9,574)       (50,649)            --          (14,379)      (4,631)
    Death benefits                                                   --             --             --               --           --
-----------------------------------------------------------------------------------------------------------------------------------
Increase (decrease) from contract transactions                  (10,771)     1,225,904            300          564,042       98,757
-----------------------------------------------------------------------------------------------------------------------------------
Net assets at beginning of year                                 158,737        351,900             --          432,030       14,509
-----------------------------------------------------------------------------------------------------------------------------------
Net assets at end of year                                  $    150,327   $  1,693,027   $        312  $       991,739  $   123,598
===================================================================================================================================

ACCUMULATION UNIT ACTIVITY
Units outstanding at beginning of year                          151,623        264,513             --          432,723        9,619
Contract purchase payments                                          474        730,386             --          675,145       64,234
Net transfers(1)                                                 (2,087)       212,109             --          (96,155)       4,629
Contract terminations:
    Surrender benefits and contract charges                      (9,493)       (37,664)            --          (14,470)      (3,028)
    Death benefits                                                   --             --             --               --           --
-----------------------------------------------------------------------------------------------------------------------------------
Units outstanding at end of year                                140,517      1,169,344             --          997,243       75,454
===================================================================================================================================

                                                                                SEGREGATED ASSET SUBACCOUNTS
                                                           ------------------------------------------------------------------------
                                                              RVS VP       VANK LIT      VANK UIF
                                                             STRATEGY     COMSTOCK,    U.S. REAL EST,      WANGER         WANGER
PERIOD ENDED DECEMBER 31, 2004 (CONTINUED)                     AGGR        CL II(2)       CL II(2)     INTL SM CAP(2)  U.S.SM CO(2)
OPERATIONS
Investment income (loss) -- net                            $     (4,229) $       (21)  $           (1) $          (10) $         (6)
Net realized gain (loss) on sales of investments                (41,020)          --               --              --            --
Distributions from capital gains                                     --           --               --              --            --
Net change in unrealized appreciation or depreciation of
    investments                                                  66,880          377               53             503           144
-----------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in net assets resulting from
    operations                                                   21,631          356               52             493           138
===================================================================================================================================

CONTRACT TRANSACTIONS
Contract purchase payments                                        1,262       89,673            1,851          38,175        23,859
Net transfers(1)                                                (10,942)          --               --              --            --
Contract terminations:
    Surrender benefits and contract charges                     (36,074)          --               --              --            --
    Death benefits                                                   --           --               --              --            --
-----------------------------------------------------------------------------------------------------------------------------------
Increase (decrease) from contract transactions                  (45,754)      89,673            1,851          38,175        23,859
-----------------------------------------------------------------------------------------------------------------------------------
Net assets at beginning of year                                 336,909           --               --              --            --
-----------------------------------------------------------------------------------------------------------------------------------
Net assets at end of year                                  $    312,786  $    90,029   $        1,903  $       38,668  $     23,997
===================================================================================================================================

ACCUMULATION UNIT ACTIVITY
Units outstanding at beginning of year                          475,765           --               --              --            --
Contract purchase payments                                        1,860       87,059            1,349          35,038        22,483
Net transfers(1)                                                (16,004)          --               --              --            --
Contract terminations:
    Surrender benefits and contract charges                     (52,180)          --               --              --            --
    Death benefits                                                   --           --               --              --            --
-----------------------------------------------------------------------------------------------------------------------------------
Units outstanding at end of year                                409,441       87,059            1,349          35,038        22,483
===================================================================================================================================

(1) Includes transfer activity from (to) other subaccounts and transfers from
    (to) American Centurion Life's fixed account.
(2) For the period Nov. 15, 2004 (commencement of operations) to Dec. 31, 2004.

See accompanying notes to financial statements.

RIVERSOURCE OF NEW YORK VARIABLE ANNUITY ACCOUNT 2 - 89

NOTES TO FINANCIAL STATEMENTS

1. ORGANIZATION

ACL Variable Annuity Account 2 (the Account) was established under New York law and the subaccounts are registered together as a single unit investment trust of American Centurion Life under the Investment Company Act of 1940, as amended (the 1940 Act) and exists in accordance with the rules and regulations of the New York State Insurance Department.

The Account is used as a funding vehicle for individual variable annuity contracts issued by American Centurion Life. The following is a list of each variable annuity product funded through the Account.

American Centurion Life ACL Personal Portfolio Variable Annuity (Personal Portfolio)*
American Centurion Life ACL Personal Portfolio Plus(2) Variable Annuity (Port Plus(2))*
RiverSource Endeavor Select(SM) Variable Annuity (Endeavor Select) RiverSource Innovations(SM) Variable Annuity (Innovations)
RiverSource Innovations(SM) Select Variable Annuity (Innovations Select)

* New contracts are no longer being issued for this product. As a result, an annual contract prospectus and statement of additional information are no longer distributed. An annual report for this product is distributed to all current contract holders.

The Account is comprised of various subaccounts. Each subaccount invests exclusively in shares of the following funds or portfolios (collectively, the Funds), which are registered under the 1940 Act as open-end management investment companies. The name of each Fund and the corresponding subaccount name are provided below.

SUBACCOUNT                                                  FUND
-----------------------------------------------------------------------------------------------------------------------------------
AIM VI Basic Val, Ser II                                    AIM V.I. Basic Value Fund, Series II Shares
AIM VI Cap Dev, Ser II                                      AIM V.I. Capital Development Fund, Series II Shares
AIM VI Core Eq, Ser I                                       AIM V.I. Core Equity Fund, Series I Shares(1)
AIM VI Intl Gro, Ser I                                      AIM V.I. International Growth Fund, Series I Shares
AIM VI Mid Cap Core Eq, Ser II                              AIM V.I. Mid Cap Core Equity Fund, Series II Shares
AIM VI Premier Eq, Ser I                                    AIM V.I. Premier Equity Fund, Series I Shares(1)
AIM VI Premier Eq, Ser II                                   AIM V.I. Premier Equity Fund, Series II Shares(2)
AB VPS Global Tech, Cl B                                    AllianceBernstein VPS Global Technology Portfolio (Class B)
AB VPS Gro & Inc, Cl B                                      AllianceBernstein VPS Growth and Income Portfolio (Class B)
AB VPS Intl Val, Cl B                                       AllianceBernstein VPS International Value Portfolio (Class B)
AB VPS Lg Cap Gro, Cl B                                     AllianceBernstein VPS Large Cap Growth Portfolio (Class B)
AB VPS Bal Shares, Cl B                                     AllianceBernstein VPS Balanced Shares Portfolio (Class B)
                                                             (previously AllianceBernstein VP Total Return Portfolio (Class B))
AC VPS Inc & Gro, Cl I                                      American Century VP Income & Growth, Class I
AC VPS Inflation Prot, Cl II                                American Century VP Inflation Protection, Class II
AC VPS Intl, Cl II                                          American Century VP International, Class II
AC VPS Ultra, Cl II                                         American Century VP Ultra(R), Class II
AC VPS Val, Cl I                                            American Century VP Value, Class I
AC VPS Val, Cl II                                           American Century VP Value, Class II
Col Sm Cap Val, VS Cl B                                     Columbia Small Cap Value Fund, Variable Series, Class B
                                                             (previously Colonial Small Cap Value Fund, Variable Series, Class B)
Col Hi Yield, VS Cl B                                       Columbia High Yield Fund, Variable Series, Class B(3)
Drey IP MidCap Stock, Serv                                  Dreyfus Investment Portfolios MidCap Stock Portfolio, Service Shares
Drey IP Tech Gro, Serv                                      Dreyfus Investment Portfolios Technology Growth Portfolio, Service
                                                             Shares
Drey VIF Appr, Serv                                         Dreyfus Variable Investment Fund Appreciation Portfolio, Service Shares
Drey VIF Intl Val, Serv                                     Dreyfus Variable Investment Fund International Value Portfolio, Service
                                                             Shares
Fid VIP Contrafund, Serv Cl 2                               Fidelity(R) VIP Contrafund(R) Portfolio Service Class 2
Fid VIP Gro, Serv Cl 2                                      Fidelity(R) VIP Growth Portfolio Service Class 2
Fid VIP Invest Gr, Serv Cl 2                                Fidelity(R) VIP Investment Grade Bond Portfolio Service Class 2
Fid VIP Mid Cap, Serv Cl 2                                  Fidelity(R) VIP Mid Cap Portfolio Service Class 2
Fid VIP Overseas, Serv Cl 2                                 Fidelity(R) VIP Overseas Portfolio Service Class 2
FTVIPT Frank Inc Sec, Cl 2                                  FTVIPT Franklin Income Securities Fund - Class 2
FTVIPT Frank Real Est, Cl 2                                 FTVIPT Franklin Real Estate Fund - Class 2
FTVIPT Frank Rising Divd, Cl 2                              FTVIPT Franklin Rising Dividends Securities Fund - Class 2
FTVIPT Frank Sm Cap Val, Cl 2                               FTVIPT Franklin Small Cap Value Securities Fund - Class 2
FTVIPT Frank Sm Mid Cap Gro, Cl 2                           FTVIPT Franklin Small-Mid Cap Growth Securities Fund - Class 2
FTVIPT Mutual Shares Sec, Cl 2                              FTVIPT Mutual Shares Securities Fund - Class 2
FTVIPT Temp For Sec, Cl 2                                   FTVIPT Templeton Foreign Securities Fund - Class 2
FTVIPT Temp Global Inc, Cl 2                                FTVIPT Templeton Global Income Securities Fund - Class 2
FTVIPT Temp Gro Sec, Cl 2                                   FTVIPT Templeton Growth Securities Fund - Class 2
GS VIT Mid Cap Val                                          Goldman Sachs VIT Mid Cap Value Fund
Janus Aspen Bal, Inst                                       Janus Aspen Series Balanced Portfolio: Institutional Shares

90 - RIVERSOURCE OF NEW YORK VARIABLE ANNUITY ACCOUNT 2

SUBACCOUNT                                                  FUND
-----------------------------------------------------------------------------------------------------------------------------------
Janus Aspen World Gro, Inst                                 Janus Aspen Series Worldwide Growth Portfolio: Institutional Shares
MFS Inv Gro Stock, Serv Cl                                  MFS(R) Investors Growth Stock Series - Service Class
MFS New Dis, Serv Cl                                        MFS(R) New Discovery Series - Service Class
MFS Total Return, Serv Cl                                   MFS(R) Total Return Series - Service Class
MFS Utilities, Serv Cl                                      MFS(R) Utilities Series - Service Class
OpCap Eq                                                    OpCap Equity Portfolio
OpCap Managed                                               OpCap Managed Portfolio
OpCap Sm Cap                                                OpCap Small Cap Portfolio
Oppen Cap Appr VA                                           Oppenheimer Capital Appreciation Fund/VA
Oppen Cap Appr VA, Serv                                     Oppenheimer Capital Appreciation Fund/VA, Service Shares
Oppen Global Sec VA, Serv                                   Oppenheimer Global Securities Fund/VA, Service Shares
Oppen Hi Inc VA                                             Oppenheimer High Income Fund/VA
Oppen Hi Inc VA, Serv                                       Oppenheimer High Income Fund/VA, Service Shares
Oppen Main St Sm Cap VA, Serv                               Oppenheimer Main Street Small Cap Fund/VA, Service Shares
Oppen Strategic Bond VA, Serv                               Oppenheimer Strategic Bond Fund/VA, Service Shares
Put VT Div Inc, Cl IA                                       Putnam VT Diversified Income Fund - Class IA Shares
Put VT Div Inc, Cl IB                                       Putnam VT Diversified Income Fund - Class IB Shares
Put VT Gro & Inc, Cl IA                                     Putnam VT Growth and Income Fund - Class IA Shares
Put VT Gro & Inc, Cl IB                                     Putnam VT Growth and Income Fund - Class IB Shares
Put VT Health Sciences, Cl IB                               Putnam VT Health Sciences Fund - Class IB Shares
Put VT Hi Yield, Cl IA                                      Putnam VT High Yield Fund - Class IA Shares
Put VT Hi Yield, Cl IB                                      Putnam VT High Yield Fund - Class IB Shares
Put VT Intl Eq, Cl IB                                       Putnam VT International Equity Fund - Class IB Shares
Put VT New Opp, Cl IA                                       Putnam VT New Opportunities Fund - Class IA Shares
Put VT Research, Cl IB                                      Putnam VT Research Fund - Class IB Shares
Put VT Sm Cap Val, Cl IB                                    Putnam VT Small Cap Value Fund - Class IB Shares
Put VT Vista, Cl IB                                         Putnam VT Vista Fund - Class IB Shares
Put VT Voyager, Cl IB                                       Putnam VT Voyager Fund - Class IB Shares
RVS VP Bal                                                  RiverSource(SM) Variable Portfolio - Balanced Fund
                                                             (previously AXP(R) Variable Portfolio - Managed Fund)
RVS VP Cash Mgmt                                            RiverSource(SM) Variable Portfolio - Cash Management Fund
                                                             (previously AXP(R) Variable Portfolio - Cash Management Fund)
RVS VP Div Bond                                             RiverSource(SM) Variable Portfolio - Diversified Bond Fund
                                                             (previously AXP(R) Variable Portfolio - Diversified Bond Fund)
RVS VP Div Eq Inc                                           RiverSource(SM) Variable Portfolio - Diversified Equity Income Fund
                                                             (previously AXP(R) Variable Portfolio - Diversified Equity Income Fund)
RVS VP Emer Mkts                                            RiverSource(SM) Variable Portfolio - Emerging Markets Fund
                                                             (previously AXP(R) Variable Portfolio - Threadneedle Emerging Markets
                                                             Fund)
RVS VP Gro                                                  RiverSource(SM) Variable Portfolio - Growth Fund
                                                             (previously AXP(R) Variable Portfolio - Growth Fund)
RVS VP Hi Yield Bond                                        RiverSource(SM) Variable Portfolio - High Yield Bond Fund
                                                             (previously AXP(R) Variable Portfolio - High Yield Bond Fund)
RVS VP Inc Opp                                              RiverSource(SM) Variable Portfolio - Income Opportunities Fund
                                                             (previously AXP(R) Variable Portfolio - Income Opportunities Fund)
RVS VP Intl Opp                                             RiverSource(SM) Variable Portfolio - International Opportunity Fund
                                                             (previously AXP(R) Variable Portfolio - Threadneedle International
                                                             Fund)
RVS VP Lg Cap Eq                                            RiverSource(SM) Variable Portfolio - Large Cap Equity Fund(4)
                                                             (previously AXP(R) Variable Portfolio - Large Cap Equity Fund)
RVS VP Lg Cap Val                                           RiverSource(SM) Variable Portfolio - Large Cap Value Fund
                                                             (previously AXP(R) Variable Portfolio - Large Cap Value Fund)
RVS VP Mid Cap Gro                                          RiverSource(SM) Variable Portfolio - Mid Cap Growth Fund(5)
                                                             (previously AXP(R) Variable Portfolio - Equity Select Fund)
RVS VP New Dim                                              RiverSource(SM) Variable Portfolio - New Dimensions Fund(R)(4)
                                                             (previously AXP(R) Variable Portfolio - New Dimensions Fund(R))
RVS VP S&P 500                                              RiverSource(SM) Variable Portfolio - S&P 500 Index Fund
                                                             (previously AXP(R) Variable Portfolio - S&P 500 Index Fund)
RVS VP Select Val                                           RiverSource(SM) Variable Portfolio - Select Value Fund
                                                             (previously AXP(R) Variable Portfolio - Partners Select Value Fund)
RVS VP Short Duration                                       RiverSource(SM) Variable Portfolio - Short Duration U.S. Government Fund
                                                             (previously AXP(R) Variable Portfolio - Short Duration U.S. Government
                                                             Fund)
RVS VP Sm Cap Val                                           RiverSource(SM) Variable Portfolio - Small Cap Value Fund
                                                             (previously AXP(R) Variable Portfolio - Partners Small Cap Value Fund)
RVS VP Strategy Aggr                                        RiverSource(SM) Variable Portfolio - Strategy Aggressive Fund(5)
                                                             (previously AXP(R) Variable Portfolio - Strategy Aggressive Fund)
VanK LIT Comstock, Cl II                                    Van Kampen Life Investment Trust Comstock Portfolio Class II Shares

RIVERSOURCE OF NEW YORK VARIABLE ANNUITY ACCOUNT 2 - 91

SUBACCOUNT                                                  FUND
-----------------------------------------------------------------------------------------------------------------------------------
VanK UIF U.S. Real Est, Cl II                               Van Kampen UIF U.S. Real Estate Portfolio Class II Shares
Wanger Intl Sm Cap                                          Wanger International Small Cap
Wanger U.S. Sm Co                                           Wanger U.S. Smaller Companies

(1) AIM V.I. Premier Equity Fund, Series I Shares merged into AIM V.I. Core Equity Fund, Series I Shares on April 28, 2006.
(2) AIM V.I. Premier Equity Fund, Series II Shares merged into AIM V.I. Core Equity Fund, Series II Shares on April 28, 2006.
(3) Columbia High Yield Fund, Variable Series, Class B merged into Nations High Yield Bond Portfolio on April 28, 2006. On May 1, 2006, Nations High Yield Bond Portfolio changed its name to Columbia High Yield Fund, Variable Series, Class B.
(4) RiverSource(SM) Variable Portfolio - New Dimensions Fund(R) merged into RiverSource(SM) Variable Portfolio - Large Cap Equity Fund on March 17, 2006.
(5) RiverSource(SM) Variable Portfolio - Strategy Aggressive Fund merged into RiverSource(SM) Variable Portfolio - Mid Cap Growth Fund on March 17, 2006.

The assets of each subaccount of the Account are not chargeable with liabilities arising out of the business conducted by any other segregated asset account or by American Centurion Life.

American Centurion Life issues the contracts that are distributed by banks and financial institutions either directly or through a network of third-party marketers.

Ameriprise Financial, Inc. (Ameriprise Financial) (formerly American Express Financial Corporation) was formerly a wholly-owned subsidiary of American Express Company. On Sept. 30, 2005, American Express Company distributed its Ameriprise Financial common shares to American Express Company shareholders. Ameriprise Financial is the parent company of IDS Life Insurance Company (IDS
Life). IDS Life is the parent company of American Centurion Life. Ameriprise Financial owns all the outstanding stock of IDS Life and replaced American Express Company as the ultimate control person of American Centurion Life.

CORPORATE CONSOLIDATION

Later this year, American Centurion Life plans to merge into one of its affiliates, IDS Life Insurance Company of New York. This merger will help simplify overall corporate structure because these two life insurance companies will be consolidated into one. This consolidation is expected to occur at the end of 2006, subject to certain regulatory and other approvals. At the time of the consolidation, the surviving life insurance company will be renamed to RiverSource Life Insurance Co. of New York. This consolidation and renaming will not have any adverse effect on the benefits under your contract.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

INVESTMENTS IN THE FUNDS

Investments in shares of the Funds are stated at market value which is the net asset value per share as determined by the respective Funds. Investment transactions are accounted for on the date the shares are purchased and sold. Realized gains and losses on the sales of investments are computed using the average cost method. Income from dividends and gains from realized capital gain distributions are reinvested in additional shares of the Funds and are recorded as income by the subaccounts on the ex-dividend date.

Unrealized appreciation or depreciation of investments in the accompanying financial statements represents the subaccounts' share of the Funds' undistributed net investment income, undistributed realized gain or loss and the unrealized appreciation or depreciation on their investment securities.

VARIABLE PAYOUT

Net assets allocated to contracts in the payout period are periodically compared to a computation which uses the Annuity 2000 Basic Mortality Table and which assumes future mortality improvement. The assumed investment return is 5% unless the annuitant elects otherwise, in which case the rate would be 3.5%, as regulated by the laws of the respective states. The mortality risk is fully borne by American Centurion Life and may result in additional amounts being transferred into the variable annuity account by American Centurion Life to cover greater longevity of annuitants than expected. Conversely, if amounts allocated exceed amounts required, transfers may be made to the insurance company.

FEDERAL INCOME TAXES

American Centurion Life is taxed as a life insurance company. The Account is treated as part of American Centurion Life for federal income tax purposes. Under existing federal income tax law, no income taxes are payable with respect to any investment income of the Account to the extent the earnings are credited under the contracts. Based on this, no charge is being made currently to the Account for federal income taxes. American Centurion Life will review periodically the status of this policy in the event of changes in the tax law. A charge may be made in future years for any federal income taxes that would be attributable to the contracts.

USE OF ESTIMATES

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of increase and decrease in net assets from operations during the period. Actual results could differ from those estimates.

92 - RIVERSOURCE OF NEW YORK VARIABLE ANNUITY ACCOUNT 2

3. VARIABLE ACCOUNT EXPENSES

American Centurion Life makes contractual assurances to the Account that possible future adverse changes in administrative expenses and mortality experience of the contract owners and annuitants will not affect the Account.

American Centurion Life deducts a daily mortality and expense risk fee and a daily administrative charge equal, on an annual basis, to the following percent of the average daily net assets of each subaccount.

PRODUCT                    MORTALITY AND EXPENSE RISK FEE                                            ADMINISTRATIVE CHARGE
--------------------------------------------------------------------------------------------------------------------------
Personal Portfolio         1.25%                                                                              0.15%
Port Plus(2)               1.25%                                                                              0.15%
Endeavor Select            1.00% to 1.55%
                           (DEPENDING ON THE CONTRACT AND DEATH BENEFIT OPTION SELECTED)                      0.15%
Innovations                0.85% to 1.50%
                           (DEPENDING ON THE CONTRACT AND DEATH BENEFIT OPTION SELECTED)                      0.15%
Innovations Select         1.00% to 1.55%
                           (DEPENDING ON THE CONTRACT AND DEATH BENEFIT OPTION SELECTED)                      0.15%

4. CONTRACT CHARGES

American Centurion Life deducts a contract administrative charge of $30 to $40 per year depending upon the product selected. This charge reimburses American Centurion Life for expenses incurred in establishing and maintaining the annuity records. Certain products may waive this charge based upon the underlying contract value.

Optional riders are available on certain products and if selected, the related fees are deducted annually from the contract value on the contract anniversary. Additional information can be found in the applicable product's prospectus.

5. WITHDRAWAL CHARGES

American Centurion Life may use a withdrawal charge to help it recover certain expenses related to the sale of the annuity. When applicable, a withdrawal charge will apply for a maximum number of years, as depicted in the withdrawal charge schedule included in the applicable product's prospectus. Charges by American Centurion Life for withdrawals are not identified on an individual segregated asset account basis. Charges for all segregated asset accounts amounted to $51,848 in 2005 and $61,946 in 2004. Such charges are not treated as a separate expense of the subaccounts. They are ultimately deducted from contract withdrawal benefits paid by American Centurion Life.

6. RELATED PARTY TRANSACTIONS

For the period from Oct. 1, 2005 through Dec. 31, 2005, management fees were paid indirectly to RiverSource Investments, LLC, an affiliate of American Centurion Life, in its capacity as investment manager for the following RiverSource(SM) Variable Portfolio Funds (formerly American Express(R) Variable Portfolio Funds) shown in the table below. For the period from Jan. 1, 2005 through Sept. 30, 2005, investment management services were paid indirectly to Ameriprise Financial. The Fund's Investment Management Services Agreement provides for a fee at a percentage of each Fund's average daily net assets that declines annually as each Fund's assets increase.

The percentage range for each Fund is as follows:

FUND                                                                                         PERCENTAGE RANGE
-------------------------------------------------------------------------------------------------------------
RiverSource(SM) Variable Portfolio - Balanced Fund                                           0.630% to 0.550%
RiverSource(SM) Variable Portfolio - Cash Management Fund                                    0.510% to 0.440%
RiverSource(SM) Variable Portfolio - Diversified Bond Fund                                   0.610% to 0.535%
RiverSource(SM) Variable Portfolio - Diversified Equity Income Fund                          0.560% to 0.470%
RiverSource(SM) Variable Portfolio - Emerging Markets Fund                                   1.170% to 1.095%
RiverSource(SM) Variable Portfolio - Growth Fund                                             0.630% to 0.570%
RiverSource(SM) Variable Portfolio - High Yield Bond Fund                                    0.620% to 0.545%
RiverSource(SM) Variable Portfolio - Income Opportunities Fund                               0.640% to 0.565%
RiverSource(SM) Variable Portfolio - International Opportunity Fund                          0.870% to 0.795%
RiverSource(SM) Variable Portfolio - Large Cap Equity Fund                                   0.630% to 0.570%
RiverSource(SM) Variable Portfolio - Large Cap Value Fund                                    0.630% to 0.570%
RiverSource(SM) Variable Portfolio - Mid Cap Growth Fund                                     0.650% to 0.560%
RiverSource(SM) Variable Portfolio - New Dimensions Fund(R)                                  0.630% to 0.570%
RiverSource(SM) Variable Portfolio - S&P 500 Index Fund                                      0.290% to 0.260%
RiverSource(SM) Variable Portfolio - Select Value Fund                                       0.810% to 0.720%
RiverSource(SM) Variable Portfolio - Short Duration U.S. Government Fund                     0.610% to 0.535%
RiverSource(SM) Variable Portfolio - Small Cap Value Fund                                    1.020% to 0.920%
RiverSource(SM) Variable Portfolio - Strategy Aggressive Fund                                0.650% to 0.575%

RIVERSOURCE OF NEW YORK VARIABLE ANNUITY ACCOUNT 2 - 93

For the following Funds the fee may be adjusted upward or downward by a maximum performance incentive adjustment of 0.08% for RiverSource(SM) Variable Portfolio
- Balanced Fund and 0.12% for each remaining Fund. The adjustment is based on a comparison of the performance of each Fund to an index of similar funds up to a maximum percentage of each Fund's average daily net assets.

RiverSource(SM) Variable Portfolio - Balanced Fund
RiverSource(SM) Variable Portfolio - Diversified Equity Income Fund RiverSource(SM) Variable Portfolio - Emerging Markets Fund
RiverSource(SM) Variable Portfolio - Growth Fund
RiverSource(SM) Variable Portfolio - International Opportunity Fund RiverSource(SM) Variable Portfolio - Large Cap Equity Fund
RiverSource(SM) Variable Portfolio - Large Cap Value Fund
RiverSource(SM) Variable Portfolio - Mid Cap Growth Fund
RiverSource(SM) Variable Portfolio - New Dimensions Fund(R)
RiverSource(SM) Variable Portfolio - Select Value Fund
RiverSource(SM) Variable Portfolio - Small Cap Value Fund
RiverSource(SM) Variable Portfolio - Strategy Aggressive Fund

The RiverSource(SM) Variable Portfolio Funds, as shown in the table below, also have an agreement with IDS Life, an affiliate of American Centurion Life, for distribution services. Under a Plan and Agreement of Distribution pursuant to Rule 12b-1, each Fund pays a distribution fee at an annual rate up to 0.125% of each Fund's average daily net assets.

The following RiverSource(SM) Variable Portfolio Funds, as shown in the table below, have an Administrative Services Agreement with Ameriprise Financial. Under this agreement, each Fund pays Ameriprise Financial a fee for administration and accounting services at a percentage of each Fund's average daily net assets that declines annually as each Fund's assets increase. The percentage range for each Fund is as follows:

FUND                                                                                         PERCENTAGE RANGE
-------------------------------------------------------------------------------------------------------------
RiverSource(SM) Variable Portfolio - Balanced Fund                                           0.060% to 0.030%
RiverSource(SM) Variable Portfolio - Cash Management Fund                                    0.060% to 0.030%
RiverSource(SM) Variable Portfolio - Diversified Bond Fund                                   0.070% to 0.040%
RiverSource(SM) Variable Portfolio - Diversified Equity Income Fund                          0.060% to 0.030%
RiverSource(SM) Variable Portfolio - Emerging Markets Fund                                   0.080% to 0.050%
RiverSource(SM) Variable Portfolio - Growth Fund                                             0.060% to 0.030%
RiverSource(SM) Variable Portfolio - High Yield Bond Fund                                    0.070% to 0.040%
RiverSource(SM) Variable Portfolio - Income Opportunities Fund                               0.070% to 0.040%
RiverSource(SM) Variable Portfolio - International Opportunity Fund                          0.080% to 0.050%
RiverSource(SM) Variable Portfolio - Large Cap Equity Fund                                   0.060% to 0.030%
RiverSource(SM) Variable Portfolio - Large Cap Value Fund                                    0.060% to 0.030%
RiverSource(SM) Variable Portfolio - Mid Cap Growth Fund                                     0.060% to 0.030%
RiverSource(SM) Variable Portfolio - New Dimensions Fund(R)                                  0.060% to 0.030%
RiverSource(SM) Variable Portfolio - S&P 500 Index Fund                                      0.060% to 0.030%
RiverSource(SM) Variable Portfolio - Select Value Fund                                       0.060% to 0.030%
RiverSource(SM) Variable Portfolio - Short Duration U.S. Government Fund                     0.070% to 0.040%
RiverSource(SM) Variable Portfolio - Small Cap Value Fund                                    0.080% to 0.050%
RiverSource(SM) Variable Portfolio - Strategy Aggressive Fund                                0.060% to 0.030%

94 - RIVERSOURCE OF NEW YORK VARIABLE ANNUITY ACCOUNT 2

Prior to Oct. 1, 2005, the fee percentage of each Fund's average daily net assets declined annually as each Fund's assets increased as follows:

FUND                                                                                         PERCENTAGE RANGE
-------------------------------------------------------------------------------------------------------------
RiverSource(SM) Variable Portfolio - Balanced Fund                                           0.040% to 0.020%
RiverSource(SM) Variable Portfolio - Cash Management Fund                                    0.030% to 0.020%
RiverSource(SM) Variable Portfolio - Diversified Bond Fund                                   0.050% to 0.025%
RiverSource(SM) Variable Portfolio - Diversified Equity Income Fund                          0.040% to 0.020%
RiverSource(SM) Variable Portfolio - Emerging Markets Fund                                   0.100% to 0.050%
RiverSource(SM) Variable Portfolio - Growth Fund                                             0.050% to 0.030%
RiverSource(SM) Variable Portfolio - High Yield Bond Fund                                    0.050% to 0.025%
RiverSource(SM) Variable Portfolio - Income Opportunities Fund                               0.050% to 0.025%
RiverSource(SM) Variable Portfolio - International Opportunity Fund                          0.060% to 0.035%
RiverSource(SM) Variable Portfolio - Large Cap Equity Fund                                   0.050% to 0.030%
RiverSource(SM) Variable Portfolio - Large Cap Value Fund                                    0.050% to 0.030%
RiverSource(SM) Variable Portfolio - Mid Cap Growth Fund                                     0.060% to 0.030%
RiverSource(SM) Variable Portfolio - New Dimensions Fund(R)                                  0.050% to 0.030%
RiverSource(SM) Variable Portfolio - S&P 500 Index Fund                                      0.080% to 0.065%
RiverSource(SM) Variable Portfolio - Select Value Fund                                       0.060% to 0.035%
RiverSource(SM) Variable Portfolio - Short Duration U.S. Government Fund                     0.050% to 0.025%
RiverSource(SM) Variable Portfolio - Small Cap Value Fund                                    0.080% to 0.055%
RiverSource(SM) Variable Portfolio - Strategy Aggressive Fund                                0.060% to 0.035%

The RiverSource(SM) Variable Portfolio Funds, as shown in the table above, pay custodian fees to Ameriprise Trust Company (formerly American Express Trust Company), an affiliate of American Centurion Life.

SUBSEQUENT EVENT

Shareholders approved moving transfer agent services from the Investment Management Services Agreement to a new transfer agent agreement at a shareholder meeting on Feb. 15, 2006 for the RiverSource(SM) Variable Portfolio Funds shown in the table above. The Funds will then enter into a separate transfer agent agreement with RiverSource Service Corporation. The fee under that agreement will be uniform for the RiverSource(SM) Variable Portfolio Funds shown in the table above at an annual rate of 0.06% of average daily net assets. The impact of moving transfer agent fees from the Investment Management Services Agreement fee schedules varies by each fund and decreases the rate between 0.03% and 0.15% of average daily net assets.

7. INVESTMENT TRANSACTIONS

The subaccounts' purchases of Funds' shares, including reinvestment of dividend distributions, for the year ended Dec. 31, 2005 were as follows:

SUBACCOUNT                          FUND                                                                                PURCHASES
-----------------------------------------------------------------------------------------------------------------------------------
AIM VI Basic Val, Ser II            AIM V.I. Basic Value Fund, Series II Shares                                        $    519,732
AIM VI Cap Dev, Ser II              AIM V.I. Capital Development Fund, Series II Shares                                      24,567
AIM VI Core Eq, Ser I               AIM V.I. Core Equity Fund, Series I Shares                                               24,781
AIM VI Intl Gro, Ser I              AIM V.I. International Growth Fund, Series I Shares                                      10,866
AIM VI Mid Cap Core Eq, Ser II      AIM V.I. Mid Cap Core Equity Fund, Series II Shares                                      97,507
AIM VI Premier Eq, Ser I            AIM V.I. Premier Equity Fund, Series I Shares                                            18,429
AIM VI Premier Eq, Ser II           AIM V.I. Premier Equity Fund, Series II Shares                                              478
AB VPS Global Tech, Cl B            AllianceBernstein VPS Global Technology Portfolio (Class B)                              22,803
AB VPS Gro & Inc, Cl B              AllianceBernstein VPS Growth and Income Portfolio (Class B)                              52,049
AB VPS Intl Val, Cl B               AllianceBernstein VPS International Value Portfolio (Class B)                           751,842
AB VPS Lg Cap Gro, Cl B             AllianceBernstein VPS Large Cap Growth Portfolio (Class B)                                3,159
AB VPS Bal Shares, Cl B             AllianceBernstein VPS Balance Shares Portfolio (Class B)                                 67,244
AC VP Inc & Gro, Cl I               American Century VP Income & Growth, Class I                                             35,115
AC VP Inflation Prot, Cl II         American Century VP Inflation Protection, Class II                                    1,255,610
AC VP Intl, Cl II                   American Century VP International, Class II                                                   3
AC VP Ultra, Cl II                  American Century VP Ultra(R), Class II                                                1,030,717
AC VP Val, Cl I                     American Century VP Value, Class I                                                       33,070
AC VP Val, Cl II                    American Century VP Value, Class II                                                       2,735
Col Sm Cap Val, VS Cl B             Columbia Small Cap Value Fund, Variable Series, Class B                                       2
Col Hi Yield, VS Cl B               Columbia High Yield Fund, Variable Series, Class B                                      324,839
Drey IP MidCap Stock, Serv          Dreyfus Investment Portfolios MidCap Stock Portfolio, Service Shares                     34,404
Drey IP Tech Gro, Serv              Dreyfus Investment Portfolios Technology Growth Portfolio, Service Shares               239,731
Drey VIF Appr, Serv                 Dreyfus Variable Investment Fund Appreciation Portfolio, Service Shares                   7,804
Drey VIF Intl Val, Serv             Dreyfus Variable Investment Fund International Value Portfolio, Service Shares                6

RIVERSOURCE OF NEW YORK VARIABLE ANNUITY ACCOUNT 2 - 95

SUBACCOUNT                          FUND                                                                                PURCHASES
-----------------------------------------------------------------------------------------------------------------------------------
Fid VIP Contrafund, Serv Cl 2       Fidelity(R) VIP Contrafund(R) Portfolio Service Class 2                            $  2,834,212
Fid VIP Gro, Serv Cl 2              Fidelity(R) VIP Growth Portfolio Service Class 2                                         55,063
Fid VIP Invest Gr, Serv Cl 2        Fidelity(R) VIP Investment Grade Bond Portfolio Service Class 2                         955,131
Fid VIP Mid Cap, Serv Cl 2          Fidelity(R) VIP Mid Cap Portfolio Service Class 2                                       470,269
Fid VIP Overseas, Serv Cl 2         Fidelity(R) VIP Overseas Portfolio Service Class 2                                      185,139
FTVIPT Frank Inc Sec, Cl 2          FTVIPT Franklin Income Securities Fund - Class 2                                          1,317
FTVIPT Frank Real Est, Cl 2         FTVIPT Franklin Real Estate Fund - Class 2                                               98,110
FTVIPT Frank Rising Divd, Cl 2      FTVIPT Franklin Rising Dividends Securities Fund - Class 2                                2,708
FTVIPT Frank Sm Cap Val, Cl 2       FTVIPT Franklin Small Cap Value Securities Fund - Class 2                                54,717
FTVIPT Frank Sm Mid Cap Gro, Cl 2   FTVIPT Franklin Small-Mid Cap Growth Securities Fund - Class 2                          167,261
FTVIPT Mutual Shares Sec, Cl 2      FTVIPT Mutual Shares Securities Fund - Class 2                                          417,041
FTVIPT Temp For Sec, Cl 2           FTVIPT Templeton Foreign Securities Fund - Class 2                                       80,870
FTVIPT Temp Global Inc, Cl 2        FTVIPT Templeton Global Income Securities Fund - Class 2                                414,720
FTVIPT Temp Gro Sec, Cl 2           FTVIPT Templeton Growth Securities Fund - Class 2                                             4
GS VIT Mid Cap Val                  Goldman Sachs VIT Mid Cap Value Fund                                                    729,072
Janus Aspen Bal, Inst               Janus Aspen Series Balanced Portfolio: Institutional Shares                              99,182
Janus Aspen World Gro, Inst         Janus Aspen Series Worldwide Growth Portfolio: Institutional Shares                      24,838
MFS Inv Gro Stock, Serv Cl          MFS(R) Investors Growth Stock Series - Service Class                                     12,500
MFS New Dis, Serv Cl                MFS(R) New Discovery Series - Service Class                                              21,375
MFS Total Return, Serv Cl           MFS(R) Total Return Series - Service Class                                              347,164
MFS Utilities, Serv Cl              MFS(R) Utilities Series - Service Class                                                  26,022
OpCap Eq                            OpCap Equity Portfolio                                                                   15,257
OpCap Managed                       OpCap Managed Portfolio                                                                 137,417
OpCap Sm Cap                        OpCap Small Cap Portfolio                                                                58,404
Oppen Cap Appr VA                   Oppenheimer Capital Appreciation Fund/VA                                                 32,202
Oppen Cap Appr VA, Serv             Oppenheimer Capital Appreciation Fund/VA, Service Shares                              1,141,528
Oppen Global Sec VA, Serv           Oppenheimer Global Securities Fund/VA, Service Shares                                    42,693
Oppen Hi Inc VA                     Oppenheimer High Income Fund/VA                                                          51,061
Oppen Hi Inc VA, Serv               Oppenheimer High Income Fund/VA, Service Shares                                          41,176
Oppen Main St Sm Cap VA, Serv       Oppenheimer Main Street Small Cap Fund/VA, Service Shares                               407,427
Oppen Strategic Bond VA, Serv       Oppenheimer Strategic Bond Fund/VA, Service Shares                                    1,716,067
Put VT Div Inc, Cl IA               Putnam VT Diversified Income Fund - Class IA Shares                                      32,871
Put VT Div Inc, Cl IB               Putnam VT Diversified Income Fund - Class IB Shares                                      49,385
Put VT Gro & Inc, Cl IA             Putnam VT Growth and Income Fund - Class IA Shares                                      110,212
Put VT Gro & Inc, Cl IB             Putnam VT Growth and Income Fund - Class IB Shares                                       41,282
Put VT Health Sciences, Cl IB       Putnam VT Health Sciences Fund - Class IB Shares                                          2,702
Put VT Hi Yield, Cl IA              Putnam VT High Yield Fund - Class IA Shares                                              36,305
Put VT Hi Yield, Cl IB              Putnam VT High Yield Fund - Class IB Shares                                              27,240
Put VT Intl Eq, Cl IB               Putnam VT International Equity Fund - Class IB Shares                                    10,871
Put VT New Opp, Cl IA               Putnam VT New Opportunities Fund - Class IA Shares                                        5,572
Put VT Research, Cl IB              Putnam VT Research Fund - Class IB Shares                                                     5
Put VT Sm Cap Val, Cl IB            Putnam VT Small Cap Value Fund - Class IB Shares                                          2,729
Put VT Vista, Cl IB                 Putnam VT Vista Fund - Class IB Shares                                                       --
Put VT Voyager, Cl IB               Putnam VT Voyager Fund - Class IB Shares                                                 30,740
RVS VP Bal                          RiverSource(SM) Variable Portfolio - Balanced Fund                                      104,007
RVS VP Cash Mgmt                    RiverSource(SM) Variable Portfolio - Cash Management Fund                               900,302
RVS VP Div Bond                     RiverSource(SM) Variable Portfolio - Diversified Bond Fund                              199,932
RVS VP Div Eq Inc                   RiverSource(SM) Variable Portfolio - Diversified Equity Income Fund                   1,294,442
RVS VP Emer Mkts                    RiverSource(SM) Variable Portfolio - Emerging Markets Fund                              551,387
RVS VP Gro                          RiverSource(SM) Variable Portfolio - Growth Fund                                         22,920
RVS VP Hi Yield Bond                RiverSource(SM) Variable Portfolio - High Yield Bond Fund                               171,639
RVS VP Inc Opp                      RiverSource(SM) Variable Portfolio - Income Opportunities Fund                              345
RVS VP Intl Opp                     RiverSource(SM) Variable Portfolio - International Opportunity Fund                       2,519
RVS VP Lg Cap Eq                    RiverSource(SM) Variable Portfolio - Large Cap Equity Fund                              549,805
RVS VP Lg Cap Val                   RiverSource(SM) Variable Portfolio - Large Cap Value Fund                                 3,413
RVS VP Mid Cap Gro                  RiverSource(SM) Variable Portfolio - Mid Cap Growth Fund                                     18
RVS VP New Dim                      RiverSource(SM) Variable Portfolio - New Dimensions Fund(R)                              12,603
RVS VP S&P 500                      RiverSource(SM) Variable Portfolio - S&P 500 Index Fund                                 172,673
RVS VP Select Val                   RiverSource(SM) Variable Portfolio - Select Value Fund                                        6
RVS VP Short Duration               RiverSource(SM) Variable Portfolio - Short Duration U.S. Government Fund                378,469
RVS VP Sm Cap Val                   RiverSource(SM) Variable Portfolio - Small Cap Value Fund                               927,355
RVS VP Strategy Aggr                RiverSource(SM) Variable Portfolio - Strategy Aggressive Fund                             8,006
VanK LIT Comstock, Cl II            Van Kampen Life Investment Trust Comstock Portfolio Class II Shares                   1,932,789
VanK UIF U.S. Real Est, Cl II       Van Kampen UIF U.S. Real Estate Portfolio Class II Shares                                55,606
Wanger Intl Sm Cap                  Wanger International Small Cap                                                          730,409
Wanger U.S. Sm Co                   Wanger U.S. Smaller Companies                                                           470,634

96 - RIVERSOURCE OF NEW YORK VARIABLE ANNUITY ACCOUNT 2

8. ACCUMULATION UNIT VALUES, UNITS OUTSTANDING AND NET ASSETS

The following is a summary of accumulation unit values at Dec. 31, 2005:

                            AIM VI             AIM VI             AIM VI             AIM VI             AIM VI
                           BASIC VAL,         CAP DEV,           CORE EQ,           INTL GRO,        MID CAP CORE
PRICE LEVEL                 SER II             SER II             SER I               SER I           EQ, SER II
                       --------------------------------------------------------------------------------------------
1.00%                  $           1.67   $           1.74   $             --   $             --   $             --
1.10%                              1.66               1.74                 --                 --                 --
1.15%                              1.07               1.13                 --                 --               1.09
1.25%                              1.66               1.73                 --                 --                 --
1.30%                              1.65               1.73                 --                 --               1.09
1.35%                              1.65               1.72                 --                 --               1.09
1.40%                              1.65               1.72               1.11               1.31                 --
1.50%                              1.07               1.13                 --                 --               1.08
1.55%                              1.64               1.71                 --                 --               1.08
1.65%                              1.64               1.71                 --                 --                 --
1.70%                              1.07               1.13                 --                 --               1.08

                           AIM VI             AIM VI              AB VPS             AB VPS            AB VPS
                         PREMIER EQ,        PREMIER EQ,        GLOBAL TECH,        GRO & INC,         INTL VAL,
PRICE LEVEL                SER I              SER II               CL B               CL B              CL B
                       --------------------------------------------------------------------------------------------
1.00%                  $             --   $           1.40   $           1.51   $           1.56   $             --
1.10%                                --               1.39               1.50               1.55                 --
1.15%                                --                 --                 --               1.07               1.22
1.25%                                --               1.39               1.50               1.55                 --
1.30%                                --               1.39               1.50               1.55               1.21
1.35%                                --               1.38               1.49               1.56               1.21
1.40%                              0.99               1.38               1.49               1.55                 --
1.50%                                --                 --                 --               1.06               1.21
1.55%                                --               1.38               1.48               1.54               1.21
1.65%                                --               1.37               1.48               1.53                 --
1.70%                                --                 --                 --               1.06               1.21

                            AB VPS             AB VPS              AC VP              AC VP
                          LG CAP GRO,        BAL SHARES,        INC & GRO,          INFLATION           AC VP
PRICE LEVEL                  CL B               CL B               CL I            PROT, CL II       INTL, CL II
                       --------------------------------------------------------------------------------------------
1.00%                  $           1.56   $           1.30   $             --   $             --   $             --
1.10%                              1.56               1.29                 --                 --                 --
1.15%                                --               1.05                 --               1.01               1.18
1.25%                              1.55               1.29                 --                 --                 --
1.30%                              1.55               1.29                 --               1.01               1.18
1.35%                              1.55               1.32                 --               1.01               1.18
1.40%                              1.55               1.28               1.19                 --                 --
1.50%                                --               1.04                 --               1.01               1.18
1.55%                              1.54               1.28                 --               1.01               1.18
1.65%                              1.54               1.27                 --                 --                 --
1.70%                                --               1.04                 --               1.01               1.18

RIVERSOURCE OF NEW YORK VARIABLE ANNUITY ACCOUNT 2 - 97

                                                                                       COL
                             AC VP              AC VP              AC VP           SM CAP VAL,       COL HI YIELD,
PRICE LEVEL              ULTRA, CL II         VAL, CL I         VAL, CL II           VS CL B            VS CL B
                       --------------------------------------------------------------------------------------------
1.00%                  $             --   $             --   $             --   $             --   $             --
1.10%                                --                 --                 --                 --                 --
1.15%                              1.04                 --               1.07               1.10               1.01
1.25%                                --                 --                 --                 --                 --
1.30%                              1.04                 --               1.07               1.10               1.01
1.35%                              1.04                 --               1.07               1.10               1.01
1.40%                                --               1.61                 --                 --                 --
1.50%                              1.03                 --               1.07               1.10               1.01
1.55%                              1.03                 --               1.07               1.10               1.01
1.65%                                --                 --                 --                 --                 --
1.70%                              1.03                 --               1.07               1.09               1.01

                            DREY IP            DREY IP           DREY VIF           DREY VIF            FID VIP
                         MIDCAP STOCK,        TECH GRO,            APPR,            INTL VAL,         CONTRAFUND,
PRICE LEVEL                  SERV               SERV               SERV               SERV             SERV CL 2
                       --------------------------------------------------------------------------------------------
1.00%                  $             --   $             --   $             --   $             --   $           1.75
1.10%                                --                 --                 --                 --               1.75
1.15%                              1.12               1.05               1.05               1.16               1.19
1.25%                                --                 --                 --                 --               1.74
1.30%                              1.12               1.05               1.05               1.16               1.74
1.35%                              1.12               1.05               1.05               1.16               1.74
1.40%                                --                 --                 --                 --               1.74
1.50%                              1.12               1.04               1.05               1.15               1.19
1.55%                              1.12               1.04               1.05               1.15               1.73
1.65%                                --                 --                 --                 --               1.72
1.70%                              1.11               1.04               1.04               1.15               1.18

                            FID VIP            FID VIP            FID VIP            FID VIP            FTVIPT
                             GRO,            INVEST GR,          MID CAP,           OVERSEAS,          FRANK INC
PRICE LEVEL                SERV CL 2          SERV CL 2          SERV CL 2          SERV CL 2          SEC, CL 2
                       --------------------------------------------------------------------------------------------
1.00%                  $           1.48   $             --   $           2.14   $           2.08   $             --
1.10%                              1.47                 --               2.13               2.07                 --
1.15%                              1.06               1.01               1.23               1.23               1.04
1.25%                              1.47                 --               2.12               2.06                 --
1.30%                              1.47               1.01               2.12               2.06               1.03
1.35%                              1.46               1.01               2.11               2.06               1.03
1.40%                              1.46                 --               2.11               2.05                 --
1.50%                              1.06               1.01               1.23               1.23               1.03
1.55%                              1.46               1.01               2.10               2.04               1.03
1.65%                              1.45                 --               2.10               2.04                 --
1.70%                              1.06               1.01               1.22               1.23               1.03

                            FTVIPT             FTVIPT             FTVIPT             FTVIPT             FTVIPT
                          FRANK REAL        FRANK RISING       FRANK SM CAP       FRANK SM MID       MUTUAL SHARES
PRICE LEVEL                EST, CL 2         DIVD, CL 2          VAL, CL 2        CAP GRO, CL 2        SEC, CL 2
                       --------------------------------------------------------------------------------------------
1.00%                  $           1.98   $             --   $           1.96   $           1.68   $           1.56
1.10%                              1.98                 --               1.95               1.68               1.56
1.15%                                --               1.05                 --               1.06               1.14
1.25%                              1.97                 --               1.94               1.67               1.55
1.30%                              1.96               1.05               1.94               1.67               1.55
1.35%                              2.01               1.05               1.94               1.67               1.54
1.40%                              1.96                 --               1.94               1.66               1.54
1.50%                                --               1.05                 --               1.06               1.13
1.55%                              1.95               1.05               1.93               1.66               1.54
1.65%                              2.00                 --               1.92               1.65               1.53
1.70%                                --               1.04                 --               1.06               1.13

98 - RIVERSOURCE OF NEW YORK VARIABLE ANNUITY ACCOUNT 2

                            FTVIPT             FTVIPT             FTVIPT             GS VIT
                           TEMP FOR          TEMP GLOBAL         TEMP GRO            MID CAP          JANUS ASPEN
PRICE LEVEL                SEC, CL 2          INC, CL 2          SEC, CL 2             VAL             BAL, INST
                       --------------------------------------------------------------------------------------------
1.00%                  $           1.83   $             --   $             --   $             --   $             --
1.10%                              1.83                 --                 --                 --                 --
1.15%                                --               1.00               1.12               1.17                 --
1.25%                              1.82                 --                 --                 --                 --
1.30%                              1.82               1.00               1.12               1.16                 --
1.35%                              1.84               1.00               1.12               1.16                 --
1.40%                              1.81                 --                 --                 --               1.54
1.50%                                --               1.00               1.12               1.16                 --
1.55%                              1.80               1.00               1.12               1.16                 --
1.65%                              1.83                 --                 --                 --                 --
1.70%                                --               1.00               1.11               1.16                 --

                          JANUS ASPEN            MFS                MFS                MFS                MFS
                          WORLD GRO,       INV GRO STOCK,        NEW DIS,         TOTAL RETURN,       UTILITIES,
PRICE LEVEL                  INST              SERV CL            SERV CL            SERV CL            SERV CL
                       --------------------------------------------------------------------------------------------
1.00%                  $             --   $           1.40   $           1.54   $           1.31   $           1.98
1.10%                                --               1.40               1.53               1.31               1.97
1.15%                                --               1.07               1.08               1.04               1.22
1.25%                                --               1.39               1.53               1.30               1.97
1.30%                                --               1.39               1.52               1.30               1.96
1.35%                                --               1.39               1.52               1.30               1.96
1.40%                              1.12               1.38               1.52               1.30               1.96
1.50%                                --               1.06               1.08               1.03               1.22
1.55%                                --               1.38               1.51               1.29               1.95
1.65%                                --               1.38               1.51               1.29               1.94
1.70%                                --               1.06               1.07               1.03               1.21

                                                OPCAP             OPCAP             OPPEN CAP          OPPEN CAP
PRICE LEVEL                OPCAP EQ            MANAGED            SM CAP             APPR VA         APPR VA, SERV
                       --------------------------------------------------------------------------------------------
1.00%                  $             --   $             --   $             --   $             --   $           1.49
1.10%                                --                 --                 --                 --               1.49
1.15%                                --                 --                 --                 --               1.06
1.25%                                --                 --                 --                 --               1.48
1.30%                                --                 --                 --                 --               1.48
1.35%                                --                 --                 --                 --               1.48
1.40%                              1.18               1.28               1.87               1.37               1.48
1.50%                                --                 --                 --                 --               1.05
1.55%                                --                 --                 --                 --               1.47
1.65%                                --                 --                 --                 --               1.47
1.70%                                --                 --                 --                 --               1.05

                             OPPEN              OPPEN              OPPEN           OPPEN MAIN            OPPEN
                          GLOBAL SEC           HI INC           HI INC VA,          ST SM CAP       STRATEGIC BOND
PRICE LEVEL                VA, SERV              VA                SERV             VA, SERV           VA, SERV
                       --------------------------------------------------------------------------------------------
1.00%                  $           2.06   $             --   $           1.29   $           1.97   $           1.23
1.10%                              2.05                 --               1.28               1.96               1.23
1.15%                              1.21                 --                 --               1.13               1.03
1.25%                              2.04                 --               1.28               1.95               1.22
1.30%                              2.04                 --               1.27               1.95               1.22
1.35%                              2.04                 --               1.27               1.95               1.22
1.40%                              2.03               1.31               1.27               1.94               1.22
1.50%                              1.20                 --                 --               1.13               1.03
1.55%                              2.02                 --               1.27               1.94               1.21
1.65%                              2.02                 --               1.26               1.93               1.21
1.70%                              1.20                 --                 --               1.13               1.03

RIVERSOURCE OF NEW YORK VARIABLE ANNUITY ACCOUNT 2 - 99

                            PUT VT             PUT VT             PUT VT             PUT VT             PUT VT
                           DIV INC,           DIV INC,          GRO & INC,         GRO & INC,      HEALTH SCIENCES,
PRICE LEVEL                 CL IA              CL IB              CL IA              CL IB              CL IB
                       --------------------------------------------------------------------------------------------
1.00%                  $             --   $             --   $             --   $           1.54   $             --
1.10%                                --                 --                 --               1.53                 --
1.15%                                --                 --                 --                 --               1.16
1.25%                                --                 --                 --               1.53                 --
1.30%                                --                 --                 --               1.52               1.16
1.35%                                --                 --                 --               1.52               1.16
1.40%                              1.37               1.40               1.38               1.19                 --
1.50%                                --                 --                 --                 --               1.16
1.55%                                --                 --                 --               1.51               1.16
1.65%                                --                 --                 --               1.51                 --
1.70%                                --                 --                 --                 --               1.15

                            PUT VT             PUT VT             PUT VT             PUT VT              PUT VT
                           HI YIELD,          HI YIELD,           INTL EQ,           NEW OPP,           RESEARCH,
PRICE LEVEL                  CL IA              CL IB              CL IB              CL IA              CL IB
                       --------------------------------------------------------------------------------------------
1.00%                  $             --   $             --   $           1.78   $             --   $           1.48
1.10%                                --                 --               1.78                 --               1.47
1.15%                                --                 --               1.17                 --                 --
1.25%                                --                 --               1.77                 --               1.47
1.30%                                --                 --               1.77                 --               1.46
1.35%                                --                 --               1.76                 --               1.46
1.40%                              1.25               1.35               1.76               1.16               1.46
1.50%                                --                 --               1.17                 --                 --
1.55%                                --                 --               1.76                 --               1.45
1.65%                                --                 --               1.75                 --               1.45
1.70%                                --                 --               1.16                 --                 --

                            PUT VT             PUT VT             PUT VT
                          SM CAP VAL,          VISTA,            VOYAGER,            RVS VP             RVS VP
PRICE LEVEL                  CL IB              CL IB              CL IB               BAL             CASH MGMT
                       --------------------------------------------------------------------------------------------
1.00%                  $             --   $           1.79   $             --   $             --   $           1.01
1.10%                                --               1.78                 --                 --               1.00
1.15%                              1.12               1.17                 --                 --               1.01
1.25%                                --               1.78                 --                 --               1.00
1.30%                              1.11               1.77                 --                 --               1.00
1.35%                              1.11               1.77                 --                 --               1.00
1.40%                                --               1.77               1.10               1.16               1.07
1.50%                              1.11               1.17                 --                 --               1.01
1.55%                              1.11               1.76                 --                 --               0.99
1.65%                                --               1.76                 --                 --               0.99
1.70%                              1.11               1.17                 --                 --               1.01

                                                                                                        RVS VP
                            RVS VP             RVS VP             RVS VP             RVS VP            HI YIELD
PRICE LEVEL                DIV BOND          DIV EQ INC          EMER MKTS             GRO               BOND
                       --------------------------------------------------------------------------------------------
1.00%                  $           1.05   $           2.00   $             --   $           1.44   $             --
1.10%                              1.06               2.00                 --               1.44                 --
1.15%                              1.01               1.18               1.43               1.11               1.04
1.25%                              1.05               1.99                 --               1.43                 --
1.30%                              1.05               1.99               1.43               1.43               1.04
1.35%                              1.05               1.98               1.43               1.43               1.04
1.40%                              1.20               1.98                 --               1.43                 --
1.50%                              1.01               1.17               1.43               1.11               1.03
1.55%                              1.04               1.97               1.42               1.42               1.03
1.65%                              1.04               1.97                 --               1.42                 --
1.70%                              1.01               1.17               1.42               1.10               1.03

100 - RIVERSOURCE OF NEW YORK VARIABLE ANNUITY ACCOUNT 2

                                                                                     RVS VP             RVS VP
                            RVS VP             RVS VP             RVS VP             LG CAP             MID CAP
PRICE LEVEL                 INC OPP           INTL OPP           LG CAP EQ             VAL                GRO
                       --------------------------------------------------------------------------------------------
1.00%                  $             --   $             --   $             --   $             --   $             --
1.10%                                --                 --                 --                 --                 --
1.15%                              1.03               1.19               1.08               1.07               1.13
1.25%                                --                 --                 --                 --                 --
1.30%                              1.03               1.19               1.08               1.06               1.13
1.35%                              1.03               1.19               1.08               1.06               1.13
1.40%                                --               1.10               1.06                 --                 --
1.50%                              1.02               1.19               1.08               1.06               1.13
1.55%                              1.02               1.19               1.08               1.06               1.13
1.65%                                --                 --                 --                 --                 --
1.70%                              1.02               1.18               1.07               1.06               1.12

                            RVS VP             RVS VP             RVS VP             RVS VP             RVS VP
PRICE LEVEL                 NEW DIM            S&P 500          SELECT VAL       SHORT DURATION       SM CAP VAL
                       --------------------------------------------------------------------------------------------
1.00%                  $           1.30   $           1.50   $             --   $           1.00   $           1.86
1.10%                              1.29               1.50                 --               1.00               1.86
1.15%                              1.02               1.06               1.04               1.01               1.10
1.25%                              1.29               1.49                 --               0.99               1.85
1.30%                              1.29               1.49               1.03               0.99               1.85
1.35%                              1.28               1.49               1.03               0.99               1.85
1.40%                              1.06               1.49                 --               0.99               1.84
1.50%                              1.01               1.05               1.03               1.00               1.10
1.55%                              1.28               1.48               1.03               0.98               1.84
1.65%                              1.27               1.48                 --               0.98               1.83
1.70%                              1.01               1.05               1.03               1.00               1.09

                            RVS VP            VANK LIT           VANK UIF
                           STRATEGY           COMSTOCK,       U.S. REAL EST,         WANGER             WANGER
PRICE LEVEL                  AGGR               CL II              CL II           INTL SM CAP        U.S. SM CO
                       --------------------------------------------------------------------------------------------
1.00%                  $             --   $             --   $             --   $             --   $             --
1.10%                                --                 --                 --                 --                 --
1.15%                                --               1.06               1.22               1.30               1.14
1.25%                                --                 --                 --                 --                 --
1.30%                                --               1.06               1.21               1.30               1.14
1.35%                                --               1.06               1.21               1.30               1.14
1.40%                              0.82                 --                 --                 --                 --
1.50%                                --               1.06               1.21               1.30               1.14
1.55%                                --               1.06               1.21               1.30               1.14
1.65%                                --                 --                 --                 --                 --
1.70%                                --               1.05               1.21               1.30               1.14

RIVERSOURCE OF NEW YORK VARIABLE ANNUITY ACCOUNT 2 - 101

The following is a summary of units outstanding at Dec. 31, 2005:

                            AIM VI             AIM VI             AIM VI             AIM VI             AIM VI
                          BASIC VAL,          CAP DEV,           CORE EQ,           INTL GRO,        MID CAP CORE
PRICE LEVEL                 SER II             SER II              SER I              SER I           EQ, SER II
                       --------------------------------------------------------------------------------------------
1.00%                             2,704                 --                 --                 --                 --
1.10%                            83,373             33,903                 --                 --                 --
1.15%                            76,144                 --                 --                 --             18,004
1.25%                               782                 --                 --                 --                 --
1.30%                            44,941              4,024                 --                 --              8,009
1.35%                           244,992             45,663                 --                 --             55,503
1.40%                            37,053                 --            539,877            153,860                 --
1.50%                            84,097                 --                 --                 --             21,823
1.55%                            13,451                 --                 --                 --              1,352
1.65%                            42,255              3,477                 --                 --                 --
1.70%                             6,390                 --                 --                 --              1,619
-------------------------------------------------------------------------------------------------------------------
Total                           636,182             87,067            539,877            153,860            106,310
-------------------------------------------------------------------------------------------------------------------

                            AIM VI             AIM VI             AB VPS             AB VPS             AB VPS
                          PREMIER EQ,        PREMIER EQ,       GLOBAL TECH,        GRO & INC,          INTL VAL,
PRICE LEVEL                  SER I             SER II              CL B               CL B               CL B
                       --------------------------------------------------------------------------------------------
1.00%                                --                 --              7,545                964                 --
1.10%                                --              4,735             87,382            209,776                 --
1.15%                                --                 --                 --                 --            126,101
1.25%                                --                 --                 --                 --                 --
1.30%                                --                 --                 --              5,765            116,273
1.35%                                --                 --             12,128            228,742            219,949
1.40%                           452,798                 --              3,501             23,089                 --
1.50%                                --                 --                 --                 --            156,788
1.55%                                --                 --                 --                 --             25,094
1.65%                                --                 --             33,153            361,561                 --
1.70%                                --                 --                 --                 --             27,574
-------------------------------------------------------------------------------------------------------------------
Total                           452,798              4,735            143,709            829,897            671,779
-------------------------------------------------------------------------------------------------------------------

                            AB VPS             AB VPS              AC VP              AC VP
                          LG CAP GRO,        BAL SHARES,        INC & GRO,          INFLATION            AC VP
PRICE LEVEL                  CL B               CL B               CL I            PROT, CL II        INTL, CL II
                       --------------------------------------------------------------------------------------------
1.00%                             1,957              2,151                 --                 --                 --
1.10%                            24,272             49,576                 --                 --                 --
1.15%                                --             15,002                 --            240,675                 --
1.25%                                --                 --                 --                 --                 --
1.30%                            23,478             50,240                 --            276,335                 --
1.35%                            27,219             65,353                 --            314,696                 --
1.40%                           109,133             13,233            239,105                 --                 --
1.50%                                --             15,778                 --            264,028                 --
1.55%                                --                 --                 --             67,267                 --
1.65%                            65,801             14,399                 --                 --                 --
1.70%                                --                 --                 --             50,469                 --
-------------------------------------------------------------------------------------------------------------------
Total                           251,860            225,732            239,105          1,213,470                 --
-------------------------------------------------------------------------------------------------------------------

102 - RIVERSOURCE OF NEW YORK VARIABLE ANNUITY ACCOUNT 2

                                                                                       COL
                             AC VP              AC VP              AC VP           SM CAP VAL,       COL HI YIELD,
PRICE LEVEL              ULTRA, CL II         VAL, CL I         VAL, CL II           VS CL B            VS CL B
                       --------------------------------------------------------------------------------------------
1.00%                                --                 --                 --                 --                 --
1.10%                                --                 --                 --                 --                 --
1.15%                           190,572                 --              2,557                 --             62,591
1.25%                                --                 --                 --                 --                 --
1.30%                           144,941                 --                 --                 --             96,820
1.35%                           387,310                 --                 --                 --             75,355
1.40%                                --            135,908                 --                 --                 --
1.50%                           259,427                 --                 --                 --             54,467
1.55%                            35,464                 --                 --                 --             22,037
1.65%                                --                 --                 --                 --                 --
1.70%                            35,783                 --                 --                 --             15,802
-------------------------------------------------------------------------------------------------------------------
Total                         1,053,497            135,908              2,557                 --            327,072
-------------------------------------------------------------------------------------------------------------------

                            DREY IP            DREY IP           DREY VIF           DREY VIF            FID VIP
                         MIDCAP STOCK,        TECH GRO,            APPR,            INTL VAL,         CONTRAFUND,
PRICE LEVEL                  SERV               SERV               SERVL              SERV             SERV CL 2
                       --------------------------------------------------------------------------------------------
1.00%                                --                 --                 --                 --            185,277
1.10%                                --                 --                 --                 --          1,247,127
1.15%                             9,266             46,085                 --                 --            495,543
1.25%                                --                 --                 --                 --            310,564
1.30%                                --             32,032                 --                 --            301,312
1.35%                             7,123             95,415              7,500                 --          1,681,258
1.40%                                --                 --                 --                 --            137,351
1.50%                            12,463             60,098                 --                 --            722,405
1.55%                                --              7,456                 --                 --             65,776
1.65%                                --                 --                 --                 --            158,818
1.70%                                --              8,423                 --                 --            105,144
-------------------------------------------------------------------------------------------------------------------
Total                            28,852            249,509              7,500                 --          5,410,575
-------------------------------------------------------------------------------------------------------------------

                            FID VIP            FID VIP            FID VIP            FID VIP            FTVIPT
                             GRO,            INVEST GR,          MID CAP,           OVERSEAS,          FRANK INC
PRICE LEVEL                SERV CL 2          SERV CL 2          SERV CL 2          SERV CL 2          SEC, CL 2
                       --------------------------------------------------------------------------------------------
1.00%                             1,839                 --             71,424             70,959                 --
1.10%                            85,414                 --            384,923             92,956                 --
1.15%                             2,608            206,431             42,575             32,734                 --
1.25%                            18,560                 --             32,598              5,561                 --
1.30%                             4,089            268,556            123,989              8,770                 --
1.35%                            79,502            199,565            251,031            156,932                 --
1.40%                            54,998                 --            115,772             28,894                 --
1.50%                                --            139,241             77,919             37,325              1,217
1.55%                             2,489             66,795             29,562              2,351                 --
1.65%                           133,489                 --            429,570             15,004                 --
1.70%                                --             52,008             11,665              2,939                 --
-------------------------------------------------------------------------------------------------------------------
Total                           382,988            932,596          1,571,028            454,425              1,217
-------------------------------------------------------------------------------------------------------------------

RIVERSOURCE OF NEW YORK VARIABLE ANNUITY ACCOUNT 2 - 103

                            FTVIPT               FTVIPT             FTVIPT             FTVIPT           FTVIPT
                          FRANK REAL          FRANK RISING       FRANK SM CAP       FRANK SM MID     MUTUAL SHARES
PRICE LEVEL               EST, CL 2            DIVD, CL 2         VAL, CL 2         CAP GRO, CL 2       SEC, CL 2
                       --------------------------------------------------------------------------------------------
1.00%                            10,410                 --              1,794             43,955            155,406
1.10%                            53,949                 --             90,386             68,213            643,519
1.15%                                --              2,680                 --              7,875                 --
1.25%                             8,621                 --                 --             18,212            215,419
1.30%                            52,054                 --             18,505             66,700            110,757
1.35%                            24,230                 --            154,360            320,563            868,344
1.40%                                --                 --              2,000              7,873            411,967
1.50%                                --                 --                 --              4,547              2,361
1.55%                             9,852                 --              6,688              7,514            153,030
1.65%                            22,442                 --             29,508             92,850            308,380
1.70%                                --                 --                 --                 --             33,306
-------------------------------------------------------------------------------------------------------------------
Total                           181,558              2,680            303,241            638,302          2,902,489
-------------------------------------------------------------------------------------------------------------------

                            FTVIPT             FTVIPT             FTVIPT             GS VIT
                           TEMP FOR          TEMP GLOBAL         TEMP GRO            MID CAP          JANUS ASPEN
PRICE LEVEL                SEC, CL 2          INC, CL 2          SEC, CL 2             VAL             BAL, INST
                       --------------------------------------------------------------------------------------------
1.00%                             6,282                 --                 --                 --                 --
1.10%                            73,926                 --                 --                 --                 --
1.15%                                --             82,110                 --            105,355                 --
1.25%                             9,405                 --                 --                 --                 --
1.30%                            25,762             92,106                 --             83,693                 --
1.35%                           138,939            119,942                 --            200,320                 --
1.40%                            16,426                 --                 --                 --          2,070,527
1.50%                                --             69,264                 --            188,682                 --
1.55%                                --             21,979                 --             19,163                 --
1.65%                            50,861                 --                 --                 --                 --
1.70%                                --             19,361                 --             18,174                 --
-------------------------------------------------------------------------------------------------------------------
Total                           321,601            404,762                 --            615,387          2,070,527
-------------------------------------------------------------------------------------------------------------------

                          JANUS ASPEN            MFS                MFS                MFS                MFS
                          WORLD GRO,       INV GRO STOCK,        NEW DIS,         TOTAL RETURN,       UTILITIES,
PRICE LEVEL                  INST              SERV CL            SERV CL            SERV CL            SERV CL
                       --------------------------------------------------------------------------------------------
1.00%                                --              7,926                992             26,942                 --
1.10%                                --            130,417             66,079            859,839             39,531
1.15%                                --                 --                 --              4,879                 --
1.25%                                --             20,437             15,261            125,832                 --
1.30%                                --              6,105              2,403             15,913              1,487
1.35%                                --             80,245             81,841          1,378,311              1,647
1.40%                           468,153                 --             14,791             76,714              1,701
1.50%                                --                 --                 --              1,995                 --
1.55%                                --                 --                 --             12,855              5,092
1.65%                                --              3,895                 --            120,714              3,774
1.70%                                --                 --                 --                 --                 --
-------------------------------------------------------------------------------------------------------------------
Total                           468,153            249,025            181,367          2,623,994             53,232
-------------------------------------------------------------------------------------------------------------------

104 - RIVERSOURCE OF NEW YORK VARIABLE ANNUITY ACCOUNT 2

                                                OPCAP              OPCAP            OPPEN CAP          OPPEN CAP
PRICE LEVEL                OPCAP EQ            MANAGED            SM CAP             APPR VA         APPR VA, SERV
                       --------------------------------------------------------------------------------------------
1.00%                                --                 --                 --                 --             68,658
1.10%                                --                 --                 --                 --            466,312
1.15%                                --                 --                 --                 --            139,044
1.25%                                --                 --                 --                 --             22,420
1.30%                                --                 --                 --                 --            198,594
1.35%                                --                 --                 --                 --            952,300
1.40%                           110,356            613,520            110,548            523,924            183,402
1.50%                                --                 --                 --                 --            178,821
1.55%                                --                 --                 --                 --             25,842
1.65%                                --                 --                 --                 --            171,446
1.70%                                --                 --                 --                 --             63,425
-------------------------------------------------------------------------------------------------------------------
Total                           110,356            613,520            110,548            523,924          2,470,264
-------------------------------------------------------------------------------------------------------------------

                             OPPEN              OPPEN              OPPEN           OPPEN MAIN            OPPEN
                          GLOBAL SEC           HI INC           HI INC VA,          ST SM CAP       STRATEGIC BOND
PRICE LEVEL                VA, SERV              VA                SERV             VA, SERV           VA, SERV
                       --------------------------------------------------------------------------------------------
1.00%                               587                 --             14,204             12,865            214,433
1.10%                            94,405                 --             70,035            349,472            903,967
1.15%                                --                 --                 --             62,099            265,112
1.25%                             7,889                 --              9,924             36,647            443,731
1.30%                             7,264                 --              8,165             20,943            271,599
1.35%                            60,065                 --             43,511            224,737            876,640
1.40%                            29,198            246,725              8,926            110,800            400,955
1.50%                                --                 --                 --            138,957            176,539
1.55%                                --                 --              1,360             16,287            232,885
1.65%                            51,839                 --             19,728            359,473            299,448
1.70%                                --                 --                 --                 --             61,175
-------------------------------------------------------------------------------------------------------------------
Total                           251,247            246,725            175,853          1,332,280          4,146,484
-------------------------------------------------------------------------------------------------------------------

                            PUT VT             PUT VT             PUT VT             PUT VT             PUT VT
                           DIV INC,           DIV INC,          GRO & INC,         GRO & INC,      HEALTH SCIENCES,
PRICE LEVEL                  CL IA              CL IB              CL IA              CL IB              CL IB
                       --------------------------------------------------------------------------------------------
1.00%                                --                 --                 --             11,067                 --
1.10%                                --                 --                 --             20,391                 --
1.15%                                --                 --                 --                 --              2,411
1.25%                                --                 --                 --             21,555                 --
1.30%                                --                 --                 --                 --                 --
1.35%                                --                 --                 --             17,074                 --
1.40%                           117,428            358,206            349,525            997,360                 --
1.50%                                --                 --                 --                 --                 --
1.55%                                --                 --                 --              2,367                 --
1.65%                                --                 --                 --                 --                 --
1.70%                                --                 --                 --                 --                 --
-------------------------------------------------------------------------------------------------------------------
Total                           117,428            358,206            349,525          1,069,814              2,411
-------------------------------------------------------------------------------------------------------------------

RIVERSOURCE OF NEW YORK VARIABLE ANNUITY ACCOUNT 2 - 105

                            PUT VT             PUT VT             PUT VT             PUT VT             PUT VT
                           HI YIELD,          HI YIELD,          INTL EQ,           NEW OPP,           RESEARCH,
PRICE LEVEL                  CL IA              CL IB              CL IB              CL IA              CL IB
                       --------------------------------------------------------------------------------------------
1.00%                                --                 --             41,636                 --                 --
1.10%                                --                 --              5,699                 --                 --
1.15%                                --                 --                 --                 --                 --
1.25%                                --                 --              3,369                 --                 --
1.30%                                --                 --                 --                 --                 --
1.35%                                --                 --              5,889                 --                 --
1.40%                           169,770            186,731             33,898            123,283                 --
1.50%                                --                 --                 --                 --                 --
1.55%                                --                 --                 --                 --                 --
1.65%                                --                 --              7,691                 --                 --
1.70%                                --                 --                 --                 --                 --
-------------------------------------------------------------------------------------------------------------------
Total                           169,770            186,731             98,182            123,283                 --
-------------------------------------------------------------------------------------------------------------------

                            PUT VT             PUT VT             PUT VT
                          SM CAP VAL,          VISTA,            VOYAGER,            RVS VP             RVS VP
PRICE LEVEL                  CL IB              CL IB              CL IB               BAL             CASH MGMT
                       --------------------------------------------------------------------------------------------
1.00%                                --                 --                 --                 --              1,420
1.10%                                --              1,983                 --                 --             51,665
1.15%                             2,458                 --                 --                 --            105,002
1.25%                                --                 --                 --                 --                 --
1.30%                                --              5,668                 --                 --             19,430
1.35%                                --                884                 --                 --            198,614
1.40%                                --              1,092            760,197          1,169,645            379,434
1.50%                                --                 --                 --                 --              3,831
1.55%                                --                 --                 --                 --              1,499
1.65%                                --              7,944                 --                 --            106,759
1.70%                                --                 --                 --                 --              4,414
-------------------------------------------------------------------------------------------------------------------
Total                             2,458             17,571            760,197          1,169,645            872,068
-------------------------------------------------------------------------------------------------------------------

                                                                                                        RVS VP
                            RVS VP             RVS VP             RVS VP             RVS VP            HI YIELD
PRICE LEVEL                DIV BOND          DIV EQ INC          EMER MKTS             GRO               BOND
                       --------------------------------------------------------------------------------------------
1.00%                            65,164             82,356                 --                 --                 --
1.10%                           224,049             60,661                 --             34,858                 --
1.15%                             9,994            197,794             79,392                 --             34,998
1.25%                            63,306              1,652                 --                 --                 --
1.30%                             1,289            135,537             71,459                 --             67,817
1.35%                           320,136            182,991            145,859             12,727             17,001
1.40%                           548,342              5,021                 --                 --                 --
1.50%                                --            259,186            102,544                 --             10,876
1.55%                            14,626             33,825             16,091                 --             17,369
1.65%                            27,761             10,010                 --                 --                 --
1.70%                                --             50,514             15,450                 --              9,043
-------------------------------------------------------------------------------------------------------------------
Total                         1,274,667          1,019,547            430,795             47,585            157,104
-------------------------------------------------------------------------------------------------------------------

106 - RIVERSOURCE OF NEW YORK VARIABLE ANNUITY ACCOUNT 2

                                                                                     RVS VP             RVS VP
                            RVS VP             RVS VP             RVS VP             LG CAP             MID CAP
PRICE LEVEL                 INC OPP           INTL OPP           LG CAP EQ             VAL                GRO
                       --------------------------------------------------------------------------------------------
1.00%                                --                 --                 --                 --                 --
1.10%                                --                 --                 --                 --                 --
1.15%                                --                 --             86,697                 --                 --
1.25%                                --                 --                 --                 --                 --
1.30%                                --                 --             57,454                 --                 --
1.35%                                --                 --            275,603                 --                 --
1.40%                                --            136,819            327,273                 --                 --
1.50%                                --                 --            121,547                 --                 --
1.55%                                --                 --              8,139                 --                 --
1.65%                                --                 --                 --                 --                 --
1.70%                                --                 --             15,338                 --                 --
-------------------------------------------------------------------------------------------------------------------
Total                                --            136,819            892,051                 --                 --
-------------------------------------------------------------------------------------------------------------------

                            RVS VP             RVS VP             RVS VP             RVS VP             RVS VP
PRICE LEVEL                 NEW DIM            S&P 500          SELECT VAL       SHORT DURATION       SM CAP VAL
                       --------------------------------------------------------------------------------------------
1.00%                                --             55,466                 --              9,659              3,044
1.10%                                --            467,048                 --            377,598              5,329
1.15%                                --                 --                 --             24,678            148,682
1.25%                                --                868                 --             59,381                 --
1.30%                                --             79,861                 --            108,990             76,491
1.35%                                --            464,613                 --            484,772            203,788
1.40%                           128,649             32,131                 --             52,553             10,295
1.50%                                --             13,165                 --              8,625            202,401
1.55%                                --              7,123                 --             33,694             16,802
1.65%                             1,950             89,618                 --            101,053              4,659
1.70%                                --                 --                 --                 --             28,844
-------------------------------------------------------------------------------------------------------------------
Total                           130,599          1,209,893                 --          1,261,003            700,335
-------------------------------------------------------------------------------------------------------------------

                            RVS VP            VANK LIT           VANK UIF
                           STRATEGY           COMSTOCK,       U.S. REAL EST,         WANGER             WANGER
PRICE LEVEL                  AGGR               CL II              CL II           INTL SM CAP        U.S. SM CO
                       --------------------------------------------------------------------------------------------
1.00%                                --                 --                 --                 --                 --
1.10%                                --                 --                 --                 --                 --
1.15%                                --            342,863             20,459            114,818             82,307
1.25%                                --                 --                 --                 --                 --
1.30%                                --            334,540             14,313             99,987             79,297
1.35%                                --            647,839              1,867            220,148            146,469
1.40%                           293,006                 --                 --                 --                 --
1.50%                                --            444,880              6,775            146,360             99,870
1.55%                                --             75,249                 --             23,894             18,387
1.65%                                --                 --                 --                 --                 --
1.70%                                --             72,442              3,858             22,243             16,699
-------------------------------------------------------------------------------------------------------------------
Total                           293,006          1,917,813             47,272            627,450            443,029
-------------------------------------------------------------------------------------------------------------------

RIVERSOURCE OF NEW YORK VARIABLE ANNUITY ACCOUNT 2 - 107

The following is a summary of net assets at Dec. 31, 2005:

                            AIM VI             AIM VI             AIM VI             AIM VI             AIM VI
                          BASIC VAL,          CAP DEV,           CORE EQ,           INTL GRO,        MID CAP CORE
PRICE LEVEL                 SER II             SER II              SER I              SER I           EQ, SER II
                       --------------------------------------------------------------------------------------------
1.00%                  $          4,533   $             76   $             --   $             --   $             --
1.10%                           138,640             58,876                 --                 --                 --
1.15%                            81,811                 57                 --                 --             19,581
1.25%                             1,292                103                 --                 --                 --
1.30%                            74,317              6,948                 --                 --              8,695
1.35%                           404,588             78,738                 --                 --             60,218
1.40%                            61,101                 76            600,263            201,005                 --
1.50%                            89,979                 56                 --                 --             23,638
1.55%                            22,088                 76                 --                 --              1,518
1.65%                            69,199              5,947                 --                 --                 --
1.70%                             6,822                 56                 --                 --              1,802
-------------------------------------------------------------------------------------------------------------------
Total                  $        954,370   $        151,009   $        600,263   $        201,005   $        115,452
-------------------------------------------------------------------------------------------------------------------

                            AIM VI             AIM VI             AB VPS             AB VPS             AB VPS
                          PREMIER EQ,        PREMIER EQ,       GLOBAL TECH,        GRO & INC,          INTL VAL,
PRICE LEVEL                  SER I             SER II              CL B               CL B               CL B
                       --------------------------------------------------------------------------------------------
1.00%                  $             --   $             68   $         11,377   $          1,540   $             --
1.10%                                --              6,599            131,384            326,025                 --
1.15%                                --                 --                 --                106            153,242
1.25%                                --                 68                 69                101                 --
1.30%                                --                 68                 68              8,921            141,059
1.35%                                --                 81             18,105            355,972            266,681
1.40%                           448,906                 67              5,220             35,881                 --
1.50%                                --                 --                 --                107            189,782
1.55%                                --                 67                 68                104             30,357
1.65%                                --                 67             49,084            553,405                 --
1.70%                                --                 --                 --                107             33,302
-------------------------------------------------------------------------------------------------------------------
Total                  $        448,906   $          7,085   $        215,375   $      1,282,269   $        814,423
-------------------------------------------------------------------------------------------------------------------

                            AB VPS             AB VPS              AC VP              AC VP
                          LG CAP GRO,        BAL SHARES,        INC & GRO,          INFLATION            AC VP
PRICE LEVEL                  CL B               CL B               CL I            PROT, CL II        INTL, CL II
                       --------------------------------------------------------------------------------------------
1.00%                  $          3,099   $          2,816   $             --   $             --   $             --
1.10%                            37,833             64,117                 --                 --                 --
1.15%                                --             15,692                 --            244,224                 59
1.25%                               113                 67                 --                 --                 --
1.30%                            36,402             64,620                 --            279,941                 59
1.35%                            42,131             86,056                 --            318,622                 59
1.40%                           168,689             16,972            284,399                 --                 --
1.50%                                --             16,436                 --            266,852                 58
1.55%                               112                 66                 --             67,952                 58
1.65%                           100,998             18,340                 --                 --                 --
1.70%                                --                 78                 --             50,896                 58
-------------------------------------------------------------------------------------------------------------------
Total                  $        389,377   $        285,260   $        284,399   $      1,228,487   $            351
-------------------------------------------------------------------------------------------------------------------

108 - RIVERSOURCE OF NEW YORK VARIABLE ANNUITY ACCOUNT 2

                                                                                       COL
                             AC VP              AC VP              AC VP           SM CAP VAL,       COL HI YIELD,
PRICE LEVEL              ULTRA, CL II         VAL, CL I         VAL, CL II           VS CL B            VS CL B
                       --------------------------------------------------------------------------------------------
1.00%                  $             --   $             --   $             --   $             --   $             --
1.10%                                --                 --                 --                 --                 --
1.15%                           197,877                 --              2,801                 83             63,315
1.25%                                --                 --                 --                 --                 --
1.30%                           150,241                 --                 54                 83             97,775
1.35%                           401,243                 --                 54                 83             76,056
1.40%                                --            219,265                 --                 --                 --
1.50%                           268,309                 --                 54                 82             54,880
1.55%                            36,658                 --                 53                 82             22,192
1.65%                                --                 --                 --                 --                 --
1.70%                            36,925                 --                 53                 82             15,886
-------------------------------------------------------------------------------------------------------------------
Total                  $      1,091,253   $        219,265   $          3,069   $            495   $        330,104
-------------------------------------------------------------------------------------------------------------------

                            DREY IP            DREY IP           DREY VIF           DREY VIF            FID VIP
                         MIDCAP STOCK,        TECH GRO,            APPR,            INTL VAL,         CONTRAFUND,
PRICE LEVEL                  SERV               SERV               SERV               SERV             SERV CL 2
                       --------------------------------------------------------------------------------------------
1.00%                  $             --   $             --   $             --   $             --   $        325,089
1.10%                                --                 --                 --                 --          2,181,439
1.15%                            10,387             48,305                126                 87            590,254
1.25%                                --                 --                 --                 --            541,054
1.30%                                84             33,518                126                 87            524,305
1.35%                             7,966             99,783              7,860                 87          2,921,032
1.40%                                --                 --                 --                 --            238,283
1.50%                            13,912             62,743                126                 87            857,086
1.55%                                84              7,780                126                 87            113,638
1.65%                                --                 --                 --                 --            273,640
1.70%                                84              8,774                125                 86            124,465
-------------------------------------------------------------------------------------------------------------------
Total                  $         32,517   $        260,903   $          8,489   $            521   $      8,690,285
-------------------------------------------------------------------------------------------------------------------

                            FID VIP            FID VIP            FID VIP            FID VIP            FTVIPT
                             GRO,            INVEST GR,          MID CAP,           OVERSEAS,          FRANK INC
PRICE LEVEL                SERV CL 2          SERV CL 2          SERV CL 2          SERV CL 2          SEC, CL 2
                       --------------------------------------------------------------------------------------------
1.00%                  $          2,756   $             --   $        152,498   $        147,329   $             --
1.10%                           125,892                 --            819,383            192,313                 --
1.15%                             2,901            208,900             52,383             40,400                 78
1.25%                            27,249                 --             69,114             11,466                 --
1.30%                             6,096            271,307            262,570             18,054                 78
1.35%                           116,403            201,499            530,751            322,650                 77
1.40%                            80,415                 --            244,429             59,313                 --
1.50%                               127            140,351             95,490             45,883              1,334
1.55%                             3,724             67,291             62,158              4,806                 77
1.65%                           193,800                 --            900,591             30,586                 --
1.70%                               126             52,303             14,265              3,697                 77
-------------------------------------------------------------------------------------------------------------------
Total                  $        559,489   $        941,651   $      3,203,632   $        876,497   $          1,721
-------------------------------------------------------------------------------------------------------------------

RIVERSOURCE OF NEW YORK VARIABLE ANNUITY ACCOUNT 2 - 109

                            FTVIPT             FTVIPT             FTVIPT             FTVIPT             FTVIPT
                          FRANK REAL        FRANK RISING       FRANK SM CAP       FRANK SM MID       MUTUAL SHARES
PRICE LEVEL                EST, CL 2         DIVD, CL 2          VAL, CL 2        CAP GRO, CL 2        SEC, CL 2
                       --------------------------------------------------------------------------------------------
1.00%                  $         20,625   $             --   $          3,545   $         73,999   $        242,554
1.10%                           106,587                 --            176,470            114,512          1,000,848
1.15%                                --              2,893                 --              8,365                 85
1.25%                            16,960                 --                 83             30,444            333,632
1.30%                           102,258                 79             35,945            111,377            171,292
1.35%                            48,781                 79            299,262            534,399          1,341,054
1.40%                               131                 --              3,872             13,106            635,350
1.50%                                --                 78                 --              4,889              2,761
1.55%                            19,223                 78             12,894             12,457            235,022
1.65%                            44,806                 --             56,728            153,489            472,469
1.70%                                --                 78                 --                 79             37,657
-------------------------------------------------------------------------------------------------------------------
Total                  $        359,371   $          3,285   $        588,799   $      1,057,116   $      4,472,724
-------------------------------------------------------------------------------------------------------------------

                            FTVIPT             FTVIPT             FTVIPT             GS VIT
                           TEMP FOR          TEMP GLOBAL         TEMP GRO            MID CAP          JANUS ASPEN
PRICE LEVEL                SEC, CL 2          INC, CL 2          SEC, CL 2             VAL             BAL, INST
                       --------------------------------------------------------------------------------------------
1.00%                  $         11,501   $             --   $             --   $             --   $             --
1.10%                           134,954                 --                 --                 --                 --
1.15%                                --             82,289                 56            122,810                 --
1.25%                            17,097                 --                 --                 --                 --
1.30%                            46,764             92,150                 56             97,396                 --
1.35%                           256,271            119,935                 56            232,974                 --
1.40%                            29,735                 --                 --                 --          3,198,199
1.50%                                --             69,142                 56            219,081                 --
1.55%                                79             21,928                 56             22,238                 --
1.65%                            93,032                 --                 --                 --                 --
1.70%                                --             19,284                 55             21,052                 --
-------------------------------------------------------------------------------------------------------------------
Total                  $        589,433   $        404,728   $            335   $        715,551   $      3,198,199
-------------------------------------------------------------------------------------------------------------------

                          JANUS ASPEN            MFS                MFS                MFS                MFS
                          WORLD GRO,       INV GRO STOCK,        NEW DIS,         TOTAL RETURN,       UTILITIES,
PRICE LEVEL                  INST              SERV CL            SERV CL            SERV CL            SERV CL
                       --------------------------------------------------------------------------------------------
1.00%                  $             --   $         11,099   $          1,593   $         35,374   $             92
1.10%                                --            182,118            101,320          1,125,813             78,027
1.15%                                --                 52                 82              5,067                 92
1.25%                                --             28,418             23,301            164,064                 91
1.30%                                --              8,492              3,690             20,723              3,012
1.35%                                --            111,272            124,618          1,792,056              3,263
1.40%                           525,969                 55             22,492             99,604              3,422
1.50%                                --                 53                 80              2,141                 91
1.55%                                --                 55                 68             16,621              9,926
1.65%                                --              5,356                 68            155,638              7,335
1.70%                                --                 53                 80                 77                 91
-------------------------------------------------------------------------------------------------------------------
Total                  $        525,969   $        347,023   $        277,392   $      3,417,178   $        105,442
-------------------------------------------------------------------------------------------------------------------

110 - RIVERSOURCE OF NEW YORK VARIABLE ANNUITY ACCOUNT 2

                                                OPCAP              OPCAP            OPPEN CAP          OPPEN CAP
PRICE LEVEL                OPCAP EQ            MANAGED            SM CAP             APPR VA         APPR VA, SERV
                       --------------------------------------------------------------------------------------------
1.00%                  $             --   $             --   $             --   $             --   $        102,438
1.10%                                --                 --                 --                 --            693,430
1.15%                                --                 --                 --                 --            146,959
1.25%                                --                 --                 --                 --             33,214
1.30%                                --                 --                 --                 --            293,839
1.35%                                --                 --                 --                 --          1,406,964
1.40%                           130,576            783,820            206,797            719,132            270,587
1.50%                                --                 --                 --                 --            188,254
1.55%                                --                 --                 --                 --             37,968
1.65%                                --                 --                 --                 --            251,187
1.70%                                --                 --                 --                 --             66,618
-------------------------------------------------------------------------------------------------------------------
Total                  $        130,576   $        783,820   $        206,797   $        719,132   $      3,491,458
-------------------------------------------------------------------------------------------------------------------

                             OPPEN              OPPEN              OPPEN           OPPEN MAIN            OPPEN
                          GLOBAL SEC           HI INC           HI INC VA,          ST SM CAP       STRATEGIC BOND
PRICE LEVEL                VA, SERV              VA                SERV             VA, SERV           VA, SERV
                       --------------------------------------------------------------------------------------------
1.00%                  $          1,335   $             --   $         18,256   $         25,280   $        264,155
1.10%                           193,496                 --             89,762            684,769          1,110,453
1.15%                               120                 --                 --             70,428            274,405
1.25%                            16,101                 --             12,671             71,509            542,843
1.30%                            14,804                 --             10,406             40,810            331,747
1.35%                           122,266                 --             55,376            437,322          1,069,368
1.40%                            59,342            322,452             11,344            215,368            488,438
1.50%                               119                 --                 --            156,964            182,002
1.55%                               126                 --              1,719             31,517            282,512
1.65%                           104,634                 --             24,898            693,609            362,231
1.70%                               119                 --                 --                 85             62,924
-------------------------------------------------------------------------------------------------------------------
Total                  $        512,462   $        322,452   $        224,432   $      2,427,661   $      4,971,078
-------------------------------------------------------------------------------------------------------------------

                            PUT VT             PUT VT             PUT VT             PUT VT             PUT VT
                           DIV INC,           DIV INC,          GRO & INC,         GRO & INC,      HEALTH SCIENCES,
PRICE LEVEL                  CL IA              CL IB              CL IA              CL IB              CL IB
                       --------------------------------------------------------------------------------------------
1.00%                  $             --   $             --   $             --   $         17,014   $             --
1.10%                                --                 --                 --             31,264                 --
1.15%                                --                 --                 --                 --              2,858
1.25%                                --                 --                 --             32,907                 --
1.30%                                --                 --                 --                106                 58
1.35%                                --                 --                 --             25,993                 58
1.40%                           160,425            500,338            482,399          1,185,355                 --
1.50%                                --                 --                 --                 --                 58
1.55%                                --                 --                 --              3,690                 58
1.65%                                --                 --                 --                106                 --
1.70%                                --                 --                 --                 --                 58
-------------------------------------------------------------------------------------------------------------------
Total                  $        160,425   $        500,338   $        482,399   $      1,296,435   $          3,148
-------------------------------------------------------------------------------------------------------------------

RIVERSOURCE OF NEW YORK VARIABLE ANNUITY ACCOUNT 2 - 111

                            PUT VT             PUT VT             PUT VT             PUT VT             PUT VT
                           HI YIELD,          HI YIELD,          INTL EQ,           NEW OPP,           RESEARCH,
PRICE LEVEL                  CL IA              CL IB              CL IB              CL IA              CL IB
                       --------------------------------------------------------------------------------------------
1.00%                  $             --   $             --   $         74,201   $             --   $             69
1.10%                                --                 --             10,127                 --                 69
1.15%                                --                 --                 58                 --                 --
1.25%                                --                 --              5,962                 --                 69
1.30%                                --                 --                 81                 --                 68
1.35%                                --                 --             10,394                 --                 68
1.40%                           212,270            252,370             59,736            142,927                 68
1.50%                                --                 --                 58                 --                 --
1.55%                                --                 --                 80                 --                 68
1.65%                                --                 --             13,459                 --                 68
1.70%                                --                 --                 58                 --                 --
-------------------------------------------------------------------------------------------------------------------
Total                  $        212,270   $        252,370   $        174,214   $        142,927   $            547
-------------------------------------------------------------------------------------------------------------------

                            PUT VT             PUT VT             PUT VT
                          SM CAP VAL,          VISTA,            VOYAGER,            RVS VP             RVS VP
PRICE LEVEL                  CL IB              CL IB              CL IB               BAL             CASH MGMT
                       --------------------------------------------------------------------------------------------
1.00%                  $             --   $             81   $             --   $             --   $          2,441
1.10%                                --              3,538                 --                 --             51,889
1.15%                             2,827                 58                 --                 --            106,534
1.25%                                --                 80                 --                 --              2,020
1.30%                                83             10,074                 --                 --             19,400
1.35%                                83              1,564                 --                 --            198,053
1.40%                                --              1,929            837,878          1,361,594            406,189
1.50%                                83                 58                 --                 --              3,873
1.55%                                83                 80                 --                 --              1,481
1.65%                                --             13,947                 --                 --            105,588
1.70%                                82                 58                 --                 --              5,459
-------------------------------------------------------------------------------------------------------------------
Total                  $          3,241   $         31,467   $        837,878   $      1,361,594   $        902,927
-------------------------------------------------------------------------------------------------------------------

                                                                                                        RVS VP
                            RVS VP             RVS VP             RVS VP             RVS VP            HI YIELD
PRICE LEVEL                DIV BOND          DIV EQ INC          EMER MKTS             GRO               BOND
                       --------------------------------------------------------------------------------------------
1.00%                  $         68,726   $        164,841   $             --   $             58   $             --
1.10%                           236,765            121,081                 --             50,152                 --
1.15%                            11,151            232,730            113,623                 56             36,337
1.25%                            66,300              3,368                 --                 58                 --
1.30%                             2,403            269,070            102,098                 58             70,306
1.35%                           334,649            362,712            208,269             18,180             18,649
1.40%                           656,064              9,936                 --                 58                 --
1.50%                             1,009            303,764            146,186                 56             12,283
1.55%                            15,221             66,684             22,926                 58             17,956
1.65%                            28,750             19,680                 --                 58                 --
1.70%                             1,006             59,073             22,047                 56             10,362
-------------------------------------------------------------------------------------------------------------------
Total                  $      1,422,044   $      1,612,939   $        615,149   $         68,848   $        165,893
-------------------------------------------------------------------------------------------------------------------

112 - RIVERSOURCE OF NEW YORK VARIABLE ANNUITY ACCOUNT 2

                                                                                     RVS VP             RVS VP
                            RVS VP             RVS VP             RVS VP             LG CAP             MID CAP
PRICE LEVEL                 INC OPP           INTL OPP           LG CAP EQ             VAL                GRO
                       --------------------------------------------------------------------------------------------
1.00%                  $             --   $             --   $             --   $             --   $             --
1.10%                                --                 --                 --                 --                 --
1.15%                             1,028                 60             93,695                 54                 57
1.25%                                --                 --                 --                 --                 --
1.30%                             1,026                 60             61,987                 54                 57
1.35%                             1,026                 59            297,180                 54                 57
1.40%                                --            150,498            348,013                 --                 --
1.50%                             1,024                 59            130,842                 53                 57
1.55%                             1,024                 59              8,755                 53                 57
1.65%                                --                 --                 --                 --                 --
1.70%                             1,022                 59             16,473                 53                 56
-------------------------------------------------------------------------------------------------------------------
Total                  $          6,150   $        150,854   $        956,945   $            321   $            341
-------------------------------------------------------------------------------------------------------------------

                            RVS VP             RVS VP             RVS VP             RVS VP             RVS VP
PRICE LEVEL                 NEW DIM            S&P 500          SELECT VAL       SHORT DURATION       SM CAP VAL
                       --------------------------------------------------------------------------------------------
1.00%                  $             65   $         83,396   $             --   $          9,644   $          5,679
1.10%                                64            699,572                 --            376,918              9,911
1.15%                                77                 53                 52             25,904            163,460
1.25%                                64              1,329                 --             59,045                 79
1.30%                                64            119,079                 52            107,929            141,457
1.35%                                64            691,819                 52            479,490            376,358
1.40%                           136,516             47,762                 --             51,949             18,987
1.50%                                76             13,851                 52              9,669            221,647
1.55%                                64             10,547                 51             33,151             30,856
1.65%                             2,507            132,339                 --             99,107              8,534
1.70%                                76                 53                 51                998             31,517
-------------------------------------------------------------------------------------------------------------------
Total                  $        139,637   $      1,799,800   $            310   $      1,253,804   $      1,008,485
-------------------------------------------------------------------------------------------------------------------

                            RVS VP            VANK LIT           VANK UIF
                           STRATEGY           COMSTOCK,       U.S. REAL EST,         WANGER             WANGER
PRICE LEVEL                  AGGR               CL II              CL II           INTL SM CAP        U.S. SM CO
                       --------------------------------------------------------------------------------------------
1.00%                  $             --   $             --   $             --   $             --   $             --
1.10%                                --                 --                 --                 --                 --
1.15%                                --            363,766             24,870            149,726             94,135
1.25%                                --                 --                 --                 --                 --
1.30%                                --            354,333             17,370            130,165             90,539
1.35%                                --            685,766              2,356            286,427            167,137
1.40%                           240,980                 --                 --                 --                 --
1.50%                                --            470,133              8,205            190,105            113,771
1.55%                                --             79,477                 92             31,018             20,935
1.65%                                --                 --                 --                 --                 --
1.70%                                --             76,382              4,761             28,826             18,980
-------------------------------------------------------------------------------------------------------------------
Total                  $        240,980   $      2,029,857   $         57,654   $        816,267   $        505,497
-------------------------------------------------------------------------------------------------------------------

RIVERSOURCE OF NEW YORK VARIABLE ANNUITY ACCOUNT 2 - 113

9. FINANCIAL HIGHLIGHTS

The following is a summary for each period in the five year period ended Dec. 31, 2005 of units, net assets and investment income ratios in addition to the accumulation unit values, total returns and expense ratios for variable annuity contracts with the highest and lowest expense. Some of these subaccounts only offer one price level.

                                      AT DEC. 31                               FOR THE YEAR ENDED DEC. 31
                   -------------------------------------------  ------------------------------------------------------------
                   UNITS   ACCUMULATION UNIT VALUE  NET ASSETS    INVESTMENT        EXPENSE RATIO          TOTAL RETURN
                   (000S)     LOWEST TO HIGHEST       (000S)    INCOME RATIO(1)  LOWEST TO HIGHEST(2)  LOWEST TO HIGHEST(3)
                   ---------------------------------------------------------------------------------------------------------
AIM VI BASIC VAL,
  SER II
2005                  636       $1.67 to $1.07      $      954      0.00%          1.00% to 1.70%        4.39%    to   3.66%
2004                  332       $1.60 to $1.03      $      518        --           1.00% to 1.70%        9.74%    to   3.12%(5)
2003                   89       $1.46 to $1.45      $      129        --           1.00% to 1.65%       46.00%(4) to  45.00%(4)
2002                   --          --       --              --        --             --       --           --            --
2001                   --          --       --              --        --             --       --           --            --

AIM VI CAP DEV,
  SER II
2005                   87       $1.74 to $1.13      $      151        --           1.00% to 1.70%        8.18%    to   7.43%
2004                   99       $1.61 to $1.05      $      160        --           1.00% to 1.70%       14.12%    to   4.90%(5)
2003                   26       $1.41 to $1.40      $       36        --           1.00% to 1.65%       41.00%(4) to  40.00%(4)
2002                   --          --       --              --        --             --       --           --           --
2001                   --          --       --              --        --             --       --           --           --

AIM VI CORE EQ,
  SER I
2005                  540       $1.11 to $1.11      $      600      1.42%          1.40% to 1.40%        3.85%    to   3.85%
2004                  627       $1.07 to $1.07      $      671      0.89%          1.40% to 1.40%        7.45%    to   7.45%
2003                  775       $1.00 to $1.00      $      772      1.01%          1.40% to 1.40%       23.46%    to  23.46%
2002                  866       $0.81 to $0.81      $      703      0.31%          1.40% to 1.40%      (17.35%)   to (17.35%)
2001                  932       $0.98 to $0.98      $      909      0.05%          1.40% to 1.40%      (23.44%)   to (23.44%)

AIM VI INTL GRO,
  SER I
2005                  154       $1.31 to $1.31      $      201      0.58%          1.40% to 1.40%       16.29%    to  16.29%
2004                  207       $1.12 to $1.12      $      232      0.62%          1.40% to 1.40%       22.28%    to  22.28%
2003                  258       $0.92 to $0.92      $      237      0.57%          1.40% to 1.40%       27.78%    to  27.78%
2002                  270       $0.72 to $0.72      $      195      0.50%          1.40% to 1.40%      (17.24%)   to (17.24%)
2001                  344       $0.87 to $0.87      $      299      0.33%          1.40% to 1.40%      (24.35%)   to (24.35%)
-

AIM VI MID CAP
  CORE EQ, SER II
2005                  106       $1.09 to $1.08      $      115      0.35%          1.15% to 1.70%        6.04%    to   5.47%
2004                   17       $1.03 to $1.02      $       17      0.12%          1.15% to 1.70%        2.72%(5) to   2.65%(5)
2003                   --          --       --              --        --             --       --           --            --
2002                   --          --       --              --        --             --       --           --            --
2001                   --          --       --              --        --             --       --           --            --

AIM VI PREMIER
  EQ, SER I
2005                  453       $0.99 to $0.99      $      449      0.79%          1.40% to 1.40%        4.19%    to   4.19%
2004                  556       $0.95 to $0.95      $      529      0.44%          1.40% to 1.40%        4.30%    to   4.30%
2003                  671       $0.91 to $0.91      $      612      0.30%          1.40% to 1.40%       22.97%    to  22.97%
2002                  703       $0.74 to $0.74      $      520      0.29%          1.40% to 1.40%      (31.48%)   to (31.48%)
2001                  889       $1.08 to $1.08      $      957      0.13%          1.40% to 1.40%      (13.60%)   to (13.60%)

AIM VI PREMIER
  EQ, SER II
2005                    5       $1.40 to $1.37      $        7      0.67%          1.00% to 1.65%        4.32%    to   3.64%
2004                    4       $1.34 to $1.32      $        6      0.21%          1.00% to 1.65%        4.44%    to   3.76%
2003                    6       $1.28 to $1.28      $        8      0.53%          1.00% to 1.65%       28.00%(4) to  28.00%(4)
2002                   --          --       --              --        --             --       --           --            --
2001                   --          --       --              --        --             --       --           --            --

114 - RIVERSOURCE OF NEW YORK VARIABLE ANNUITY ACCOUNT 2

                                      AT DEC. 31                               FOR THE YEAR ENDED DEC. 31
                   -------------------------------------------  -----------------------------------------------------------
                   UNITS   ACCUMULATION UNIT VALUE  NET ASSETS    INVESTMENT        EXPENSE RATIO          TOTAL RETURN
                   (000S)     LOWEST TO HIGHEST       (000S)    INCOME RATIO(1)  LOWEST TO HIGHEST(2)  LOWEST TO HIGHEST(3)
                   --------------------------------------------------------------------------------------------------------
AB VPS GLOBAL
  TECH, CL B
2005                  144       $1.51 to $1.48      $      215        --           1.00% to 1.65%        2.62%    to   1.96%
2004                  130       $1.47 to $1.45      $      190        --           1.00% to 1.65%        4.04%    to   3.37%
2003                   40       $1.41 to $1.40      $       56        --           1.00% to 1.65%       41.00%(4) to  40.00%(4)
2002                   --          --       --              --        --             --       --           --            --
2001                   --          --       --              --        --             --       --           --            --

AB VPS GRO & INC,
  CL B
2005                  830       $1.56 to $1.06      $    1,282      1.27%          1.00% to 1.70%        3.56%    to   2.84%
2004                  856       $1.51 to $1.03      $    1,283      0.65%          1.00% to 1.70%       10.12%    to   3.34%(5)
2003                  473       $1.37 to $1.36      $      645      0.17%          1.00% to 1.65%       37.00%(4) to  36.00%(4)
2002                   --          --       --              --        --             --       --           --            --
2001                   --          --       --              --        --             --       --           --            --

AB VPS INTL VAL,
  CL B
2005                  672       $1.22 to $1.21      $      814      0.35%          1.15% to 1.70%       15.19%    to  14.56%
2004                   27       $1.05 to $1.05      $       29        --           1.15% to 1.70%        5.44%(5) to   5.37%(5)
2003                   --          --       --              --        --             --       --           --            --
2002                   --          --       --              --        --             --       --           --            --
2001                   --          --       --              --        --             --       --           --            --

AB VPS LG CAP
  GRO, CL B
2005                  252       $1.56 to $1.54      $      389        --           1.00% to 1.65%       13.70%    to  12.97%
2004                  264       $1.37 to $1.36      $      361        --           1.00% to 1.65%        7.27%    to   6.57%
2003                  103       $1.28 to $1.28      $      132        --           1.00% to 1.65%       28.00%(4) to  28.00%(4)
2002                   --          --       --              --        --             --       --           --            --
2001                   --          --       --              --        --             --       --           --            --

AB VPS BAL
  SHARES, CL B
2005                  226       $1.30 to $1.04      $      285      2.34%          1.00% to 1.70%        2.58%    to   1.86%
2004                  186       $1.26 to $1.02      $      236      2.16%          1.00% to 1.70%        7.71%    to   2.17%(5)
2003                   95       $1.17 to $1.17      $      113      1.59%          1.00% to 1.65%       17.00%(4) to  17.00%(4)
2002                   --          --       --              --        --             --       --           --            --
2001                   --          --       --              --        --             --       --           --            --

AC VP INC & GRO,
  CL I
2005                  239       $1.19 to $1.19      $      284      2.09%          1.40% to 1.40%        3.18%    to   3.18%
2004                  256       $1.15 to $1.15      $      295      1.49%          1.40% to 1.40%       11.42%    to  11.42%
2003                  318       $1.03 to $1.03      $      329      1.45%          1.40% to 1.40%       27.16%    to  27.16%
2002                  389       $0.81 to $0.81      $      315      1.10%          1.40% to 1.40%      (20.59%)   to (20.59%)
2001                  403       $1.02 to $1.02      $      411      0.78%          1.40% to 1.40%       (9.73%)   to  (9.73%)

AC VP INFLATION
  PROT, CL II
2005                1,213       $1.01 to $1.01      $    1,228      5.06%          1.15% to 1.70%        0.40%    to  (0.15%)
2004                   42       $1.01 to $1.01      $       49      4.48%          1.15% to 1.70%        0.89%(5) to   0.82%(5)
2003                   --          --       --              --        --             --       --           --            --
2002                   --          --       --              --        --             --       --           --            --
2001                   --          --       --              --        --             --       --           --            --

AC VP INTL, CL II
2005                   --       $1.18 to $1.18      $       --      1.00%          1.15% to 1.70%       11.82%    to  11.20%
2004                   --       $1.06 to $1.06              --        --           1.15% to 1.70%        5.92%(5) to   5.84%(5)
2003                   --          --       --              --        --             --       --           --            --
2002                   --          --       --              --        --             --       --           --            --
2001                   --          --       --              --        --             --       --           --            --

RIVERSOURCE OF NEW YORK VARIABLE ANNUITY ACCOUNT 2 - 115

                                      AT DEC. 31                               FOR THE YEAR ENDED DEC. 31
                   -------------------------------------------  -----------------------------------------------------------
                   UNITS   ACCUMULATION UNIT VALUE  NET ASSETS    INVESTMENT        EXPENSE RATIO          TOTAL RETURN
                   (000S)     LOWEST TO HIGHEST       (000S)    INCOME RATIO(1)  LOWEST TO HIGHEST(2)  LOWEST TO HIGHEST(3)
                   --------------------------------------------------------------------------------------------------------
AC VP ULTRA,
  CL II
2005                1,053       $1.04 to $1.03      $    1,091        --           1.15% to  1.70%       0.81%    to   0.26%
2004                   55       $1.03 to $1.03      $       57        --           1.15% to  1.70%       2.90%(5) to   2.83%(5)
2003                   --          --       --              --        --             --       --           --            --
2002                   --          --       --              --        --             --       --           --            --
2001                   --          --       --              --        --             --       --           --            --

AC VP VAL, CL I
2005                  136       $1.61 to $1.61      $      219      0.90%          1.40% to  1.40%       3.58%    to   3.58%
2004                  144       $1.56 to $1.56      $      225      1.04%          1.40% to  1.40%      12.74%    to  12.74%
2003                  168       $1.38 to $1.38      $      232      1.13%          1.40% to  1.40%      26.61%    to  26.61%
2002                  184       $1.09 to $1.09      $      200      0.89%          1.40% to  1.40%     (13.49%)   to (13.49%)
2001                  192       $1.26 to $1.26      $      242      1.14%          1.40% to  1.40%      11.50%    to  11.50%

AC VP VAL, CL II
2005                    3       $1.07 to $1.07      $        3      0.16%          1.15% to  1.70%       3.64%    to   3.10%
2004                   --       $1.04 to $1.04              --        --           1.15% to  1.70%       3.53%(5) to   3.46%(5)
2003                   --          --       --              --        --             --       --           --            --
2002                   --          --       --              --        --             --       --           --            --
2001                   --          --       --              --        --             --       --           --            --

COL SM CAP VAL,
  VS CL B
2005                   --       $1.10 to $1.09      $       --        --           1.15% to  1.70%       4.26%    to   3.69%
2004                   --       $1.06 to $1.06              --      2.47%          1.15% to  1.70%       5.34%(5) to   5.27%(5)
2003                   --          --       --              --        --             --       --           --            --
2002                   --          --       --              --        --             --       --           --            --
2001                   --          --       --              --        --             --       --           --            --

COL HI YIELD,
  VS CL B
2005                  327       $1.01 to $1.01      $      330        --           1.15% to  1.70%       1.23%    to   0.68%
2004                   11       $1.00 to $1.00      $       17     46.55%          1.15% to  1.70%       0.03%(5) to  (0.04%)(5)
2003                   --          --       --              --        --             --       --           --            --
2002                   --          --       --              --        --             --       --           --            --
2001                   --          --       --              --        --             --       --           --            --

DREY IP MIDCAP
  STOCK, SERV
2005                   29       $1.12 to $1.11      $       33        --           1.15% to  1.70%       7.69%    to   7.11%
2004                   --       $1.04 to $1.04              --      1.42%          1.15% to  1.70%       4.34%(5) to   4.27%(5)
2003                   --          --       --              --        --             --       --           --            --
2002                   --          --       --              --        --             --       --           --            --
2001                   --          --       --              --        --             --       --           --            --

DREY IP TECH GRO,
  SERV
2005                  250       $1.05 to $1.04      $      261        --           1.15% to  1.70%       2.30%    to   1.74%
2004                   15       $1.02 to $1.02      $       16        --           1.15% to  1.70%       2.23%(5) to   2.16%(5)
2003                   --          --       --              --        --             --       --           --            --
2002                   --          --       --              --        --             --       --           --            --
2001                   --          --       --              --        --             --       --           --            --

DREY VIF APPR,
  SERV
2005                    8       $1.05 to $1.04      $        8        --           1.15% to  1.70%       2.93%    to   2.37%
2004                   --       $1.02 to $1.02      $        1     11.40%          1.15% to  1.70%       2.23%(5) to   2.16%(5)
2003                   --          --       --              --        --             --       --           --            --
2002                   --          --       --              --        --             --       --           --            --
2001                   --          --       --              --        --             --       --           --            --

116 - RIVERSOURCE OF NEW YORK VARIABLE ANNUITY ACCOUNT 2

                                      AT DEC. 31                               FOR THE YEAR ENDED DEC. 31
                   -------------------------------------------  -----------------------------------------------------------
                   UNITS   ACCUMULATION UNIT VALUE  NET ASSETS    INVESTMENT        EXPENSE RATIO          TOTAL RETURN
                   (000S)     LOWEST TO HIGHEST       (000S)    INCOME RATIO(1)  LOWEST TO HIGHEST(2)  LOWEST TO HIGHEST(3)
                   --------------------------------------------------------------------------------------------------------
DREY VIF INTL
  VAL, SERV
2005                   --       $1.16 to $1.15      $        1        --           1.15% to 1.70%       10.42%    to   9.82%
2004                   --       $1.05 to $1.05              --      6.21%          1.15% to 1.70%        4.88%(5) to   4.81%(5)
2003                   --          --       --              --        --             --       --           --            --
2002                   --          --       --              --        --             --       --           --            --
2001                   --          --       --              --        --             --       --           --            --

FID VIP
  CONTRAFUND,
  SERV CL 2
2005                5,411       $1.75 to $1.18      $    8,690      0.11%          1.00% to 1.70%       15.49%    to  14.69%
2004                3,425       $1.52 to $1.03      $    5,152      0.09%          1.00% to 1.70%       14.01%    to   3.44%(5)
2003                  560       $1.33 to $1.33      $      746        --           1.00% to 1.65%       33.00%(4) to  33.00%(4)
2002                   --          --       --              --        --             --       --           --            --
2001                   --          --       --              --        --             --       --           --            --

FID VIP GRO,
  SERV CL 2
2005                  383       $1.48 to $1.06      $      559      0.26%          1.00% to 1.70%        4.46%    to   3.73%
2004                  348       $1.42 to $1.02      $      489      0.07%          1.00% to 1.70%        2.10%    to   1.65%(5)
2003                   35       $1.39 to $1.38      $       49        --           1.00% to 1.65%       39.00%(4) to  38.00%(4)
2002                   --          --       --              --        --             --       --           --            --
2001                   --          --       --              --        --             --       --           --            --

FID VIP INVEST
  GR, SERV CL 2
2005                  933       $1.01 to $1.01      $      942      0.63%          1.15% to 1.70%        0.73%    to   0.18%
2004                   20       $1.00 to $1.00      $       26        --           1.15% to 1.70%        0.39%(5) to   0.32%(5)
2003                   --          --       --              --        --             --       --           --            --
2002                   --          --       --              --        --             --       --           --            --
2001                   --          --       --              --        --             --       --           --            --

FID VIP MID CAP,
  SERV CL 2
2005                1,571       $2.14 to $1.22      $    3,204      1.59%          1.00% to 1.70%       16.84%    to  16.03%
2004                1,404       $1.83 to $1.05      $    2,549        --           1.00% to 1.70%       23.42%    to   5.66%(5)
2003                  496       $1.48 to $1.47      $      732        --           1.00% to 1.65%       48.00%(4) to  47.00%(4)
2002                   --          --       --              --        --             --       --           --            --
2001                   --          --       --              --        --             --       --           --            --

FID VIP OVERSEAS,
  SERV CL 2
2005                  454       $2.08 to $1.23      $      876      0.44%          1.00% to 1.70%       17.60%    to  16.79%
2004                  351       $1.77 to $1.05      $      611      0.36%          1.00% to 1.70%       12.18%    to   4.92%(5)
2003                   21       $1.57 to $1.57      $       33        --           1.00% to 1.65%       57.00%(4) to  57.00%(4)
2002                   --          --       --              --        --             --       --           --            --
2001                   --          --       --              --        --             --       --           --            --

FTVIPT FRANK INC
  SEC, CL 2
2005                    1       $1.04 to $1.03      $        2      1.99%          1.15% to 1.70%        0.45%    to  (0.10%)
2004                   --       $1.03 to $1.03              --        --           1.15% to 1.70%        3.22%(5) to   3.14%(5)
2003                   --          --       --              --        --             --       --           --            --
2002                   --          --       --              --        --             --       --           --            --
2001                   --          --       --              --        --             --       --           --            --

FTVIPT FRANK REAL
  EST, CL 2
2005                  182       $1.98 to $2.00      $      359      1.43%          1.00% to 1.65%       12.35%    to  11.62%
2004                  158       $1.76 to $1.79      $      280      1.85%          1.00% to 1.65%       30.49%    to  29.64%
2003                   55       $1.35 to $1.38      $       76      1.28%          1.00% to 1.65%       35.00%(4) to  38.00%(4)
2002                   --          --       --              --        --             --       --           --            --
2001                   --          --       --              --        --             --       --           --            --

RIVERSOURCE OF NEW YORK VARIABLE ANNUITY ACCOUNT 2 - 117

                                      AT DEC. 31                               FOR THE YEAR ENDED DEC. 31
                   -------------------------------------------  -----------------------------------------------------------
                   UNITS   ACCUMULATION UNIT VALUE  NET ASSETS    INVESTMENT        EXPENSE RATIO          TOTAL RETURN
                   (000S)     LOWEST TO HIGHEST       (000S)    INCOME RATIO(1)  LOWEST TO HIGHEST(2)  LOWEST TO HIGHEST(3)
                   --------------------------------------------------------------------------------------------------------
FTVIPT FRANK
  RISING DIVD,
  CL 2
2005                    3       $1.05 to $1.04      $        3      0.26%          1.15% to 1.70%        2.24%    to   1.68%
2004                   --       $1.03 to $1.03              --        --           1.15% to 1.70%        2.37%(5) to   2.30%(5)
2003                   --          --       --              --        --             --       --           --            --
2002                   --          --       --              --        --             --       --           --            --
2001                   --          --       --              --        --             --       --           --            --

FTVIPT FRANK SM
  CAP VAL, CL 2
2005                  303       $1.96 to $1.92      $      589      0.76%          1.00% to 1.65%        7.69%    to   6.99%
2004                  289       $1.82 to $1.80      $      523      0.18%          1.00% to 1.65%       22.52%    to  21.72%
2003                   49       $1.48 to $1.48      $       73        --           1.00% to 1.65%       48.00%(4) to  48.00%(4)
2002                   --          --       --              --        --             --       --           --            --
2001                   --          --       --              --        --             --       --           --            --

FTVIPT FRANK SM
  MID CAP GRO,
  CL 2
2005                  638       $1.68 to $1.06      $    1,057        --           1.00% to 1.70%        3.75%    to   3.02%
2004                  545       $1.62 to $1.02      $      880        --           1.00% to 1.70%       10.37%    to   2.15%(5)
2003                  201       $1.47 to $1.46      $      295        --           1.00% to 1.65%       47.00%(4) to  46.00%(4)
2002                   --          --       --              --        --             --       --           --            --
2001                   --          --       --              --        --             --       --           --            --

FTVIPT MUTUAL
  SHARES SEC,
  CL 2
2005                2,902       $1.56 to $1.13      $    4,473      0.89%          1.00% to 1.70%        9.46%    to   8.70%
2004                2,737       $1.42 to $1.04      $    3,866      0.77%          1.00% to 1.70%       11.51%    to   3.84%(5)
2003                  676       $1.28 to $1.27      $      863        --           1.00% to 1.65%       28.00%(4) to  27.00%(4)
2002                   --          --       --              --        --             --       --           --            --
2001                   --          --       --              --        --             --       --           --            --

FTVIPT TEMP FOR
  SEC, CL 2
2005                  322       $1.83 to $1.83      $      589      1.16%          1.00% to 1.65%        9.07%    to   8.37%
2004                  285       $1.68 to $1.69      $      480      0.90%          1.00% to 1.65%       17.35%    to  16.59%
2003                   41       $1.43 to $1.45      $       60      1.55%          1.00% to 1.65%       43.00%(4) to  45.00%(4)
2002                   --          --       --              --        --             --       --           --            --
2001                   --          --       --              --        --             --       --           --            --

FTVIPT TEMP
  GLOBAL INC,
  CL 2
2005                  405       $1.00 to $1.00      $      405      5.48%          1.15% to 1.70%       (4.18%)   to  (4.71%)
2004                   14       $1.05 to $1.05      $       15        --           1.15% to 1.70%        4.46%(5) to   4.39%(5)
2003                   --          --       --              --        --             --       --           --            --
2002                   --          --       --              --        --             --       --           --            --
2001                   --          --       --              --        --             --       --           --            --

FTVIPT TEMP GRO
  SEC, CL 2
2005                   --       $1.12 to $1.11      $       --      1.11%          1.15% to 1.70%        7.63%    to   7.04%
2004                   --       $1.04 to $1.04              --        --           1.15% to 1.70%        4.50%(5) to   4.43%(5)
2003                   --          --       --              --        --             --       --           --            --
2002                   --          --       --              --        --             --       --           --            --
2001                   --          --       --              --        --             --       --           --            --

GS VIT MID CAP
  VAL
2005                  615       $1.17 to $1.16      $      716      1.19%          1.15% to 1.70%       11.54%    to  10.93%
2004                   32       $1.05 to $1.04      $       34      1.37%          1.15% to 1.70%        4.52%(5) to   4.44%(5)
2003                   --          --       --              --        --             --       --           --            --
2002                   --          --       --              --        --             --       --           --            --
2001                   --          --       --              --        --             --       --           --            --

118 - RIVERSOURCE OF NEW YORK VARIABLE ANNUITY ACCOUNT 2

                                      AT DEC. 31                               FOR THE YEAR ENDED DEC. 31
                   -------------------------------------------  -----------------------------------------------------------
                   UNITS   ACCUMULATION UNIT VALUE  NET ASSETS    INVESTMENT        EXPENSE RATIO          TOTAL RETURN
                   (000S)     LOWEST TO HIGHEST       (000S)    INCOME RATIO(1)  LOWEST TO HIGHEST(2)  LOWEST TO HIGHEST(3)
                   --------------------------------------------------------------------------------------------------------
JANUS ASPEN BAL,
  INST
2005                2,071       $1.54 to $1.54      $    3,198      2.23%          1.40% to 1.40%        6.45%    to   6.45%
2004                2,464       $1.45 to $1.45      $    3,575      2.16%          1.40% to 1.40%        7.02%    to   7.02%
2003                2,892       $1.36 to $1.36      $    3,922      2.19%          1.40% to 1.40%       12.40%    to  12.40%
2002                3,214       $1.21 to $1.21      $    3,875      2.38%          1.40% to 1.40%       (7.63%)   to  (7.63%)
2001                3,536       $1.31 to $1.31      $    4,620      2.70%          1.40% to 1.40%       (5.76%)   to  (5.76%)

JANUS ASPEN WORLD
  GRO, INST
2005                  468       $1.12 to $1.12      $      526      1.37%          1.40% to 1.40%        4.40%    to   4.40%
2004                  558       $1.07 to $1.07      $      600      1.00%          1.40% to 1.40%        3.32%    to   3.32%
2003                  636       $1.04 to $1.04      $      662      1.11%          1.40% to 1.40%       22.35%    to  22.35%
2002                  677       $0.85 to $0.85      $      576      0.87%          1.40% to 1.40%      (26.72%)   to (26.72%)
2001                  746       $1.16 to $1.16      $      864      0.50%          1.40% to 1.40%      (23.18%)   to (23.18%)

MFS INV GRO
  STOCK, SERV CL
2005                  249       $1.40 to $1.06      $      347      0.14%          1.00% to 1.70%        3.19%    to   2.47%
2004                  255       $1.36 to $1.03      $      345        --           1.00% to 1.70%        7.90%    to   3.21%(5)
2003                   64       $1.26 to $1.25      $       81        --           1.00% to 1.65%       26.00%(4) to  25.00%(4)
2002                   --          --       --              --        --             --       --           --            --
2001                   --          --       --              --        --             --       --           --            --

MFS NEW DIS,
  SERV CL
2005                  181       $1.54 to $1.07      $      277        --           1.00% to 1.70%        3.99%    to   3.27%
2004                  170       $1.48 to $1.04      $      251        --           1.00% to 1.70%        5.15%    to   3.96%(5)
2003                   37       $1.41 to $1.40      $       52        --           1.00% to 1.65%       41.00%(4) to  40.00%(4)
2002                   --          --       --              --        --             --       --           --            --
2001                   --          --       --              --        --             --       --           --            --

MFS TOTAL RETURN,
  SERV CL
2005                2,624       $1.31 to $1.03      $    3,417      1.85%          1.00% to 1.70%        1.58%    to   0.87%
2004                2,628       $1.29 to $1.02      $    3,380      1.32%          1.00% to 1.70%        9.92%    to   2.44%(5)
2003                  745       $1.18 to $1.17      $      874        --           1.00% to 1.65%       18.00%(4) to  17.00%(4)
2002                   --          --       --              --        --             --       --           --            --
2001                   --          --       --              --        --             --       --           --            --

MFS UTILITIES,
  SERV CL
2005                   53       $1.98 to $1.21      $      105      0.50%          1.00% to 1.70%       15.42%    to  14.62%
2004                   57       $1.72 to $1.06      $       98      1.27%          1.00% to 1.70%       28.56%    to   6.38%(5)
2003                   44       $1.33 to $1.33      $       58        --           1.00% to 1.65%       33.00%(4) to  33.00%(4)
2002                   --          --       --              --        --             --       --           --            --
2001                   --          --       --              --        --             --       --           --            --

OPCAP EQ
2005                  110       $1.18 to $1.18      $      131      0.43%          1.40% to 1.40%        5.56%    to   5.56%
2004                  118       $1.12 to $1.12      $      132      1.02%          1.40% to 1.40%       10.37%    to  10.37%
2003                  143       $1.02 to $1.02      $      146      1.32%          1.40% to 1.40%       27.50%    to  27.50%
2002                  149       $0.80 to $0.80      $      120      0.90%          1.40% to 1.40%      (22.33%)   to (22.33%)
2001                  162       $1.03 to $1.03      $      168      0.69%          1.40% to 1.40%       (8.85%)   to  (8.85%)

OPCAP MANAGED
2005                  614       $1.28 to $1.28      $      784      1.27%          1.40% to 1.40%        3.82%    to   3.82%
2004                  736       $1.23 to $1.23      $      906      1.56%          1.40% to 1.40%        9.23%    to   9.23%
2003                  941       $1.13 to $1.13      $    1,060      1.79%          1.40% to 1.40%       20.21%    to  20.21%
2002                  989       $0.94 to $0.94      $      928      2.07%          1.40% to 1.40%      (18.26%)   to (18.26%)
2001                1,278       $1.15 to $1.15      $    1,464      2.39%          1.40% to 1.40%       (5.74%)   to  (5.74%)

RIVERSOURCE OF NEW YORK VARIABLE ANNUITY ACCOUNT 2 - 119

                                      AT DEC. 31                               FOR THE YEAR ENDED DEC. 31
                   -------------------------------------------  -----------------------------------------------------------
                   UNITS   ACCUMULATION UNIT VALUE  NET ASSETS    INVESTMENT        EXPENSE RATIO          TOTAL RETURN
                   (000S)     LOWEST TO HIGHEST       (000S)    INCOME RATIO(1)  LOWEST TO HIGHEST(2)  LOWEST TO HIGHEST(3)
                   --------------------------------------------------------------------------------------------------------
OPCAP SM CAP
2005                  111       $1.87 to $1.87      $      207        --           1.40% to 1.40%       (1.33%)   to  (1.33%)
2004                  121       $1.90 to $1.90      $      229      0.05%          1.40% to 1.40%       16.24%    to  16.24%
2003                  154       $1.63 to $1.63      $      252      0.05%          1.40% to 1.40%       40.52%    to  40.52%
2002                  148       $1.16 to $1.16      $      171      0.08%          1.40% to 1.40%      (22.67%)   to (22.67%)
2001                  177       $1.50 to $1.50      $      266      0.78%          1.40% to 1.40%        6.38%    to   6.38%

OPPEN CAP APPR VA
2005                  524       $1.37 to $1.37      $      719      0.96%          1.40% to 1.40%        3.64%    to   3.64%
2004                  586       $1.32 to $1.32      $      776      0.32%          1.40% to 1.40%        5.45%    to   5.45%
2003                  633       $1.26 to $1.26      $      795      0.40%          1.40% to 1.40%       29.90%    to  29.90%
2002                  657       $0.97 to $0.97      $      639      0.63%          1.40% to 1.40%      (28.15%)   to (28.15%)
2001                  742       $1.35 to $1.35      $    1,001      0.58%          1.40% to 1.40%      (13.46%)   to (13.46%)

OPPEN CAP APPR
  VA, SERV
2005                2,470       $1.49 to $1.05      $    3,491      0.68%          1.00% to 1.70%        3.82%    to   3.10%
2004                1,746       $1.44 to $1.02      $    2,477      0.12%          1.00% to 1.70%        5.56%    to   1.84%(5)
2003                  336       $1.36 to $1.35      $      457        --           1.00% to 1.65%       36.00%(4) to  35.00%(4)
2002                   --          --       --              --        --             --       --           --            --
2001                   --          --       --              --        --             --       --           --            --

OPPEN GLOBAL SEC
  VA, SERV
2005                  251       $2.06 to $1.20      $      512      0.84%          1.00% to 1.70%       12.93%    to  12.15%
2004                  237       $1.82 to $1.07      $      429      0.44%          1.00% to 1.70%       17.70%    to   6.78%(5)
2003                   28       $1.55 to $1.54      $       43        --           1.00% to 1.65%       55.00%(4) to  54.00%(4)
2002                   --          --       --              --        --             --       --           --            --
2001                   --          --       --              --        --             --       --           --            --

OPPEN HI INC VA
2005                  247       $1.31 to $1.31      $      322      6.88%          1.40% to 1.40%        0.90%    to   0.90%
2004                  266       $1.30 to $1.30      $      345      6.20%          1.40% to 1.40%        7.45%    to   7.45%
2003                  280       $1.21 to $1.21      $      337      7.37%          1.40% to 1.40%       22.22%    to  22.22%
2002                  318       $0.99 to $0.99      $      314     11.47%          1.40% to 1.40%       (2.94%)   to  (2.94%)
2001                  408       $1.02 to $1.02      $      418      9.84%          1.40% to 1.40%        0.00%    to   0.00%

OPPEN HI INC VA,
  SERV
2005                  176       $1.29 to $1.26      $      224      5.90%          1.00% to 1.65%        1.00%    to   0.34%
2004                  174       $1.27 to $1.26      $      220      4.96%          1.00% to 1.65%        7.65%    to   6.95%
2003                   49       $1.18 to $1.18      $       58        --           1.00% to 1.65%       18.00%(4) to  18.00%(4)
2002                   --          --       --              --        --             --       --           --            --
2001                   --          --       --              --        --             --       --           --            --

OPPEN MAIN ST SM
  CAP VA, SERV
2005                1,332       $1.97 to $1.13      $    2,428        --           1.00% to 1.70%        8.63%    to   7.88%
2004                1,114       $1.81 to $1.04      $    2,003        --           1.00% to 1.70%       17.99%    to   4.22%(5)
2003                  348       $1.53 to $1.53      $      532        --           1.00% to 1.65%       53.00%(4) to  53.00%(4)
2002                   --          --       --              --        --             --       --           --            --
2001                   --          --       --              --        --             --       --           --            --

OPPEN STRATEGIC
  BOND VA, SERV
2005                4,146       $1.23 to $1.03      $    4,971      3.91%          1.00% to 1.70%        1.47%    to   0.75%
2004                2,944       $1.21 to $1.02      $    3,548      2.91%          1.00% to 1.70%        7.36%    to   2.10%(5)
2003                  605       $1.13 to $1.13      $      683        --           1.00% to 1.65%       13.00%(4) to  13.00%(4)
2002                   --          --       --              --        --             --       --           --            --
2001                   --          --       --              --        --             --       --           --            --

120 - RIVERSOURCE OF NEW YORK VARIABLE ANNUITY ACCOUNT 2

                                      AT DEC. 31                               FOR THE YEAR ENDED DEC. 31
                   -------------------------------------------  -----------------------------------------------------------
                   UNITS   ACCUMULATION UNIT VALUE  NET ASSETS    INVESTMENT        EXPENSE RATIO          TOTAL RETURN
                   (000S)     LOWEST TO HIGHEST       (000S)    INCOME RATIO(1)  LOWEST TO HIGHEST(2)  LOWEST TO HIGHEST(3)
                   --------------------------------------------------------------------------------------------------------
PUT VT DIV INC,
  CL IA
2005                  117       $1.37 to $1.37      $      160      9.03%          1.40% to 1.40%        1.85%    to   1.85%
2004                  240       $1.34 to $1.34      $      322      9.48%          1.40% to 1.40%        8.06%    to   8.06%
2003                  290       $1.24 to $1.24      $      360      9.51%          1.40% to 1.40%       18.10%    to  18.10%
2002                  372       $1.05 to $1.05      $      389      9.50%          1.40% to 1.40%        5.00%    to   5.00%
2001                  472       $1.00 to $1.00      $      472      7.72%          1.40% to 1.40%        2.04%    to   2.04%

PUT VT DIV INC,
  CL IB
2005                  358       $1.40 to $1.40      $      500      7.29%          1.40% to 1.40%        1.62%    to   1.62%
2004                  412       $1.37 to $1.37      $      566      9.36%          1.40% to 1.40%        7.69%    to   7.69%
2003                  451       $1.28 to $1.28      $      576      9.24%          1.40% to 1.40%       18.52%    to  18.52%
2002                  546       $1.08 to $1.08      $      588      9.20%          1.40% to 1.40%        4.85%    to   4.85%
2001                  676       $1.03 to $1.03      $      698      6.95%          1.40% to 1.40%        1.98%    to   1.98%

PUT VT GRO & INC,
  CL IA
2005                  350       $1.38 to $1.38      $      482      2.16%          1.40% to 1.40%        4.04%    to   4.04%
2004                  558       $1.33 to $1.33      $      740      1.86%          1.40% to 1.40%        9.82%    to   9.82%
2003                  731       $1.21 to $1.21      $      883      2.14%          1.40% to 1.40%       26.04%    to  26.04%
2002                  878       $0.96 to $0.96      $      843      1.88%          1.40% to 1.40%      (20.00%)   to (20.00%)
2001                1,284       $1.20 to $1.20      $    1,539      1.73%          1.40% to 1.40%       (7.69%)   to  (7.69%)

PUT VT GRO & INC,
  CL IB
2005                1,070       $1.54 to $1.51      $    1,296      1.64%          1.00% to 1.65%        4.18%    to   3.51%
2004                1,332       $1.48 to $1.46      $    1,549      1.58%          1.00% to 1.65%       10.01%    to   9.29%
2003                1,521       $1.34 to $1.33      $    1,603      1.80%          1.00% to 1.65%       34.00%(4) to  33.00%(4)
2002                1,621       $0.83 to $0.83      $    1,350      1.60%          1.40% to 1.40%      (20.19%)   to (20.19%)
2001                1,769       $1.04 to $1.04      $    1,844      1.58%          1.40% to 1.40%       (7.96%)   to  (7.96%)

PUT VT HEALTH
  SCIENCES, CL IB
2005                    2       $1.16 to $1.15      $        3      0.01%          1.15% to 1.70%       11.90%    to  11.29%
2004                   --       $1.04 to $1.04              --        --           1.15% to 1.70%        3.75%(5) to   3.68%(5)
2003                   --          --       --              --        --             --       --           --            --
2002                   --          --       --              --        --             --       --           --            --
2001                   --          --       --              --        --             --       --           --            --

PUT VT HI YIELD,
  CL IA
2005                  170       $1.25 to $1.25      $      212      9.99%          1.40% to 1.40%        2.04%    to   2.04%
2004                  304       $1.23 to $1.23      $      373      8.43%          1.40% to 1.40%        9.45%    to   9.45%
2003                  390       $1.12 to $1.12      $      437     10.99%          1.40% to 1.40%       24.44%    to  24.44%
2002                  473       $0.90 to $0.90      $      423     14.03%          1.40% to 1.40%       (1.10%)   to  (1.10%)
2001                  674       $0.91 to $0.91      $      615     14.07%          1.40% to 1.40%        2.25%    to   2.25%

PUT VT HI YIELD,
  CL IB
2005                  187       $1.35 to $1.35      $      252      8.21%          1.40% to 1.40%        1.67%    to   1.67%
2004                  207       $1.33 to $1.33      $      275      8.35%          1.40% to 1.40%        9.01%    to   9.01%
2003                  221       $1.22 to $1.22      $      270     10.82%          1.40% to 1.40%       24.49%    to  24.49%
2002                  263       $0.98 to $0.98      $      257     13.18%          1.40% to 1.40%       (2.00%)   to  (2.00%)
2001                  324       $1.00 to $1.00      $      323     13.47%          1.40% to 1.40%        2.04%    to   2.04%

PUT VT INTL EQ,
  CL IB
2005                   98       $1.78 to $1.16      $      174      1.43%          1.00% to 1.70%       11.08%    to  10.31%
2004                   97       $1.60 to $1.05      $      155      1.58%          1.00% to 1.70%       15.04%    to   5.45%(5)
2003                   43       $1.39 to $1.39      $       59        --           1.00% to 1.65%       39.00%(4) to  39.00%(4)
2002                   --          --       --              --        --             --       --           --            --
2001                   --          --       --              --        --             --       --           --            --

RIVERSOURCE OF NEW YORK VARIABLE ANNUITY ACCOUNT 2 - 121

                                      AT DEC. 31                               FOR THE YEAR ENDED DEC. 31
                   -------------------------------------------  ------------------------------------------------------------
                   UNITS   ACCUMULATION UNIT VALUE  NET ASSETS    INVESTMENT        EXPENSE RATIO          TOTAL RETURN
                   (000S)     LOWEST TO HIGHEST       (000S)    INCOME RATIO(1)  LOWEST TO HIGHEST(2)  LOWEST TO HIGHEST(3)
                   ---------------------------------------------------------------------------------------------------------
PUT VT NEW OPP,
  CL IA
2005                  123       $1.16 to $1.16      $      143      0.44%          1.40% to 1.40%        8.80%     to   8.80%
2004                  206       $1.07 to $1.07      $      219        --           1.40% to 1.40%        9.03%     to   9.03%
2003                  261       $0.98 to $0.98      $      255        --           1.40% to 1.40%       30.67%     to  30.67%
2002                  317       $0.75 to $0.75      $      237        --           1.40% to 1.40%      (31.19%)    to (31.19%)
2001                  513       $1.09 to $1.09      $      557        --           1.40% to 1.40%      (30.57%)    to (30.57%)

PUT VT RESEARCH,
  CL IB
2005                   --       $1.48 to $1.45      $        1      0.82%          1.00% to 1.65%        3.97%     to   3.30%
2004                   --       $1.42 to $1.40      $        1        --           1.00% to 1.65%        6.49%     to   5.80%
2003                   --       $1.33 to $1.33              --        --           1.00% to 1.65%       33.00%(4)  to  33.00%(4)
2002                   --          --       --              --        --             --       --           --             --
2001                   --          --       --              --        --             --       --           --             --

PUT VT SM CAP
  VAL, CL IB
2005                    2       $1.12 to $1.11      $        3      0.05%          1.15% to 1.70%        5.82%     to   5.24%
2004                   --       $1.05 to $1.05              --        --           1.15% to 1.70%        5.21%(5)  to   5.14%(5)
2003                   --          --       --              --        --             --       --           --             --
2002                   --          --       --              --        --             --       --           --             --
2001                   --          --       --              --        --             --       --           --             --

PUT VT VISTA,
  CL IB
2005                   18       $1.79 to $1.17      $       31        --           1.00% to 1.70%       11.04%     to  10.26%
2004                   18       $1.61 to $1.06      $       29        --           1.00% to 1.70%       17.43%     to   5.56%(5)
2003                   15       $1.37 to $1.36      $       20        --           1.00% to 1.65%       37.00%(4)  to  36.00%(4)
2002                   --          --       --              --        --             --       --           --             --
2001                   --          --       --              --        --             --       --           --             --

PUT VT VOYAGER,
  CL IB
2005                  760       $1.10 to $1.10      $      838      0.68%          1.40% to 1.40%        4.23%     to   4.23%
2004                  883       $1.06 to $1.06      $      933      0.26%          1.40% to 1.40%        3.57%     to   3.57%
2003                  995       $1.02 to $1.02      $    1,016      0.39%          1.40% to 1.40%       22.89%     to  22.89%
2002                1,116       $0.83 to $0.83      $      926      0.67%          1.40% to 1.40%      (27.19%)    to (27.19%)
2001                1,324       $1.14 to $1.14      $    1,515        --           1.40% to 1.40%      (24.00%)    to (24.00%)

RVS VP BAL
2005                1,170       $1.16 to $1.16      $    1,362      2.55%          1.40% to 1.40%        2.48%     to   2.48%
2004                1,724       $1.14 to $1.14      $    1,958      2.26%          1.40% to 1.40%        8.07%     to   8.07%
2003                2,090       $1.05 to $1.05      $    2,196      2.26%          1.40% to 1.40%       17.98%     to  17.98%
2002                2,318       $0.89 to $0.89      $    2,055      2.64%          1.40% to 1.40%      (13.59%)    to (13.59%)
2001                2,216       $1.03 to $1.03      $    2,287      2.49%          1.40% to 1.40%      (11.97%)    to (11.97%)

RVS VP CASH MGMT
2005                  872       $1.01 to $1.01      $      903      2.66%          1.00% to 1.70%        1.59%     to   0.88%
2004                  378       $0.99 to $1.00      $      383      0.99%          1.00% to 1.70%       (0.28%)    to  (0.04%)(5)
2003                   53       $0.99 to $0.99      $       60      0.50%          1.00% to 1.65%       (1.00%)(4) to  (1.00%)(4)
2002                   47       $1.07 to $1.07      $       51      1.16%          1.40% to 1.40%       (0.93%)    to  (0.93%)
2001                   50       $1.08 to $1.08      $       54      3.41%          1.40% to 1.40%        2.86%     to   2.86%

RVS VP DIV BOND
2005                1,275       $1.05 to $1.01      $    1,422      3.71%          1.00% to 1.70%        1.11%     to   0.42%
2004                1,385       $1.04 to $1.00      $    1,546      3.84%          1.00% to 1.70%        3.45%     to   0.40%(5)
2003                1,012       $1.01 to $1.00      $    1,126      3.59%          1.00% to 1.65%        1.00%(4)  to   0.00%(4)
2002                  794       $1.12 to $1.12      $      889      5.05%          1.40% to 1.40%        3.70%     to   3.70%
2001                  943       $1.08 to $1.08      $    1,014      6.45%          1.40% to 1.40%        6.93%     to   6.93%

122 - RIVERSOURCE OF NEW YORK VARIABLE ANNUITY ACCOUNT 2

                                      AT DEC. 31                               FOR THE YEAR ENDED DEC. 31
                   -------------------------------------------  -----------------------------------------------------------
                   UNITS   ACCUMULATION UNIT VALUE  NET ASSETS    INVESTMENT        EXPENSE RATIO          TOTAL RETURN
                   (000S)     LOWEST TO HIGHEST       (000S)    INCOME RATIO(1)  LOWEST TO HIGHEST(2)  LOWEST TO HIGHEST(3)
                   --------------------------------------------------------------------------------------------------------
RVS VP DIV EQ INC
2005                1,020       $2.00 to $1.17      $    1,613      1.73%          1.00% to 1.70%       12.38%    to  11.60%
2004                  179       $1.78 to $1.05      $      322      1.80%          1.00% to 1.70%       17.03%    to   5.23%(5)
2003                   27       $1.52 to $1.51      $       41      1.32%          1.00% to 1.65%       52.00%(4) to  51.00%(4)
2002                   --          --       --              --        --             --       --           --            --
2001                   --          --       --              --        --             --       --           --            --

RVS VP EMER MKTS
2005                  431       $1.43 to $1.42      $      615      0.22%          1.15% to 1.70%       32.27%    to  31.55%
2004                   24       $1.08 to $1.08      $       26      4.15%          1.15% to 1.70%        7.72%(5) to   7.64%(5)
2003                   --          --       --              --        --             --       --           --            --
2002                   --          --       --              --        --             --       --           --            --
2001                   --          --       --              --        --             --       --           --            --

RVS VP GRO
2005                   48       $1.44 to $1.10      $       69      0.39%          1.00% to 1.70%        7.54%    to   6.79%
2004                   33       $1.34 to $1.03      $       44      0.35%          1.00% to 1.70%        7.34%    to   3.66%(5)
2003                   13       $1.25 to $1.24      $       16      0.15%          1.00% to 1.65%       25.00%(4) to  24.00%(4)
2002                   --          --       --              --        --             --       --           --            --
2001                   --          --       --              --        --             --       --           --            --

RVS VP HI YIELD
  BOND
2005                  157       $1.04 to $1.03      $      166      6.23%          1.15% to 1.70%        2.83%    to   2.28%
2004                    1       $1.01 to $1.01      $        7      6.18%          1.15% to 1.70%        0.97%(5) to   0.90%(5)
2003                   --          --       --              --        --             --       --           --            --
2002                   --          --       --              --        --             --       --           --            --
2001                   --          --       --              --        --             --       --           --            --

RVS VP INC OPP
2005                   --       $1.03 to $1.02      $        6      5.78%          1.15% to 1.70%        2.15%    to   1.59%
2004                   --       $1.01 to $1.01      $        6      9.25%          1.15% to 1.70%        0.62%(5) to   0.55%(5)
2003                   --          --       --              --        --             --       --           --            --
2002                   --          --       --              --        --             --       --           --            --
2001                   --          --       --              --        --             --       --           --            --

RVS VP INTL OPP
2005                  137       $1.19 to $1.18      $      151      1.36%          1.15% to 1.70%       12.57%    to  11.95%
2004                  182       $1.06 to $1.06      $      179      1.09%          1.15% to 1.70%        6.05%(5) to   5.98%(5)
2003                  222       $0.85 to $0.85      $      188      0.93%          1.40% to 1.40%       26.87%    to  26.87%
2002                  231       $0.67 to $0.67      $      155      1.00%          1.40% to 1.40%      (19.28%)   to (19.28%)
2001                  257       $0.83 to $0.83      $      214      1.24%          1.40% to 1.40%      (29.66%)   to (29.66%)

RVS VP LG CAP EQ
2005                  892       $1.08 to $1.07      $      957      1.16%          1.15% to 1.70%        4.96%    to   4.39%
2004                  568       $1.03 to $1.03      $      578      0.89%          1.15% to 1.70%        3.13%(5) to   3.06%(5)
2003                  584       $0.97 to $0.97      $      568      0.63%          1.40% to 1.40%       27.63%    to  27.63%
2002                  650       $0.76 to $0.76      $      496      0.51%          1.40% to 1.40%      (23.23%)   to (23.23%)
2001                  963       $0.99 to $0.99      $      956      0.30%          1.40% to 1.40%      (19.51%)   to (19.51%)

RVS VP LG CAP VAL
2005                   --       $1.07 to $1.06      $       --      1.02%          1.15% to 1.70%        3.35%    to   2.78%
2004                   --       $1.03 to $1.03              --      9.02%          1.15% to 1.70%        3.41%(5) to   3.34%(5)
2003                   --          --       --              --        --             --       --           --            --
2002                   --          --       --              --        --             --       --           --            --
2001                   --          --       --              --        --             --       --           --            --

RIVERSOURCE OF NEW YORK VARIABLE ANNUITY ACCOUNT 2 - 123

                                      AT DEC. 31                               FOR THE YEAR ENDED DEC. 31
                   -------------------------------------------  ------------------------------------------------------------
                   UNITS   ACCUMULATION UNIT VALUE  NET ASSETS    INVESTMENT        EXPENSE RATIO          TOTAL RETURN
                   (000S)     LOWEST TO HIGHEST       (000S)    INCOME RATIO(1)  LOWEST TO HIGHEST(2)  LOWEST TO HIGHEST(3)
                   ---------------------------------------------------------------------------------------------------------
RVS VP MID CAP
  GRO
2005                   --       $1.13 to $1.12      $       --        --           1.15% to 1.70%        8.86%     to   8.27%
2004                   --       $1.04 to $1.04              --        --           1.15% to 1.70%        4.05%(5)  to   3.98%(5)
2003                   --          --       --              --        --             --       --           --             --
2002                   --          --       --              --        --             --       --           --             --
2001                   --          --       --              --        --             --       --           --             --

RVS VP NEW DIM
2005                  131       $1.30 to $1.01      $      140      0.59%          1.00% to 1.70%        0.29%     to  (0.40%)
2004                  141       $1.29 to $1.01      $      150      1.02%          1.00% to 1.70%        2.25%     to   1.43%(5)
2003                  152       $1.26 to $1.26      $      159      0.67%          1.00% to 1.65%       26.00%(4)  to  26.00%(4)
2002                  155       $0.85 to $0.85      $      132      0.51%          1.40% to 1.40%      (22.73%)    to (22.73%)
2001                  151       $1.10 to $1.10      $      167      0.23%          1.40% to 1.40%      (17.91%)    to (17.91%)

RVS VP S&P 500
2005                1,210       $1.50 to $1.05      $    1,800      1.39%          1.00% to 1.70%        3.37%     to   2.64%
2004                1,169       $1.45 to $1.02      $    1,693      1.68%          1.00% to 1.70%        9.17%     to   2.28%(5)
2003                  265       $1.33 to $1.33      $      352      1.53%          1.00% to 1.65%       33.00%(4)  to  33.00%(4)
2002                   --          --       --              --        --             --       --           --             --
2001                   --          --       --              --        --             --       --           --             --

RVS VP SELECT VAL
2005                   --       $1.04 to $1.03      $       --      0.46%          1.15% to 1.70%       (0.63%)    to  (1.17%)
2004                   --       $1.04 to $1.04              --      5.58%          1.15% to 1.70%        4.22%(5)  to   4.15%(5)
2003                   --          --       --              --        --             --       --           --            --
2002                   --          --       --              --        --             --       --           --            --
2001                   --          --       --              --        --             --       --           --            --

RVS VP SHORT
  DURATION
2005                1,261       $1.00 to  $1.00     $    1,254      2.91%          1.00% to 1.70%        0.57%     to  (0.15%)
2004                  997       $0.99 to  $1.00     $      992      2.44%          1.00% to 1.70%       (0.15%)    to  (0.01%)(5)
2003                  433       $0.99 to  $0.99     $      432      2.29%          1.00% to 1.65%       (1.00%)(4) to  (1.00%)(4)
2002                   --          --       --              --        --             --       --           --             --
2001                   --          --       --              --        --             --       --           --             --

RVS VP SM CAP VAL
2005                  700       $1.86 to $1.09      $    1,008      0.30%          1.00% to 1.70%        4.72%     to   3.99%
2004                   75       $1.78 to $1.05      $      124      0.04%          1.00% to 1.70%       18.82%     to   4.31%(5)
2003                   10       $1.50 to $1.49      $       15      0.12%          1.00% to 1.65%       50.00%(4)  to  49.00%(4)
2002                   --          --       --              --        --             --       --           --             --
2001                   --          --       --              --        --             --       --           --             --

RVS VP STRATEGY
  AGGR
2005                  293       $0.82 to $0.82      $      241      0.08%          1.40% to 1.40%        7.67%     to   7.67%
2004                  409       $0.76 to $0.76      $      313        --           1.40% to 1.40%        7.88%     to   7.88%
2003                  476       $0.71 to $0.71      $      337        --           1.40% to 1.40%       26.79%     to  26.79%
2002                  511       $0.56 to $0.56      $      285        --           1.40% to 1.40%      (32.53%)    to (32.53%)
2001                  626       $0.83 to $0.83      $      520      0.22%          1.40% to 1.40%      (34.13%)    to (34.13%)

VANK LIT
  COMSTOCK, CL II
2005                1,918       $1.06 to $1.05      $    2,030      0.45%          1.15% to 1.70%        2.92%     to   2.36%
2004                   87       $1.03 to $1.03      $       90        --           1.15% to 1.70%        3.41%(5)  to   3.33%(5)
2003                   --          --       --              --        --             --       --           --             --
2002                   --          --       --              --        --             --       --           --             --
2001                   --          --       --              --        --             --       --           --             --

124 - RIVERSOURCE OF NEW YORK VARIABLE ANNUITY ACCOUNT 2

                                      AT DEC. 31                               FOR THE YEAR ENDED DEC. 31
                   -------------------------------------------  -----------------------------------------------------------
                   UNITS   ACCUMULATION UNIT VALUE  NET ASSETS    INVESTMENT        EXPENSE RATIO          TOTAL RETURN
                   (000S)     LOWEST TO HIGHEST       (000S)    INCOME RATIO(1)  LOWEST TO HIGHEST(2)  LOWEST TO HIGHEST(3)
                   --------------------------------------------------------------------------------------------------------
VANK UIF U.S.
  REAL EST, CL II
2005                   47       $1.22 to $1.21      $       58      0.90%          1.15% to 1.70%       15.42%    to  14.79%
2004                    1       $1.05 to $1.05      $        2        --           1.15% to 1.70%        4.25%(5) to   4.18%(5)
2003                   --          --       --              --        --             --       --           --            --
2002                   --          --       --              --        --             --       --           --            --
2001                   --          --       --              --        --             --       --           --            --

WANGER INTL SM
  CAP
2005                  627       $1.30 to $1.30      $      816      0.52%          1.15% to 1.70%       20.14%    to  19.48%
2004                   35       $1.09 to $1.08      $       39        --           1.15% to 1.70%        8.46%(5) to   8.39%(5)
2003                   --          --       --              --        --             --       --           --            --
2002                   --          --       --              --        --             --       --           --            --
2001                   --          --       --              --        --             --       --           --            --

WANGER U.S. SM CO
2005                  443       $1.14 to $1.14      $      505        --           1.15% to 1.70%        9.98%    to   9.38%
2004                   22       $1.04 to $1.04      $       24        --           1.15% to 1.70%        3.90%(5) to   3.82%(5)
2003                   --          --       --              --        --             --       --           --            --
2002                   --          --       --              --        --             --       --           --            --
2001                   --          --       --              --        --             --       --           --            --

(1) These amounts represent the dividends, excluding distributions of capital gains, received by the subaccount from the underlying fund, net of management fees assessed by the fund manager, divided by the average net assets. These ratios exclude variable account expenses that result in direct reductions in the unit values. The recognition of investment income by the subaccount is affected by the timing of the declaration of dividends by the underlying fund in which the subaccounts invest. These ratios are annualized for periods less than one year.
(2) These ratios represent the annualized contract expenses of the separate account, consisting primarily of mortality and expense charges, for each period indicated. The ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to contract owner accounts through the redemption of units and expenses of the underlying fund are excluded.
(3) These amounts represent the total return for the periods indicated, including changes in the value of the underlying fund, and reflect deductions for all items included in the expense ratio. The total return does not include any expenses assessed through the redemption of units; inclusion of these expenses in the calculation would result in a reduction in the total return presented. Investment options with a date notation indicate the effective date of that investment option in the variable account. The total return is calculated for the period indicated or from the effective date through the end of the reporting period. Although the total return is presented as a range of maximum to minimum values, based on the price level representing the minimum and maximum expense ratio amounts, some individual price level total returns are not within the ranges presented due to the introduction of new price levels during the year and other market factors.
(4) Operations commenced on March 17, 2003.
(5) Operations commenced on Nov. 15, 2004.

ACL VARIABLE ANNUITY ACCOUNT 2 - 125

IDS LIFE INSURANCE COMPANY OF NEW YORK

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

THE BOARD OF DIRECTORS

IDS LIFE INSURANCE COMPANY OF NEW YORK

We have audited the accompanying supplemental Balance Sheets of IDS Life Insurance Company of New York (a wholly-owned subsidiary of IDS Life Insurance Company) as of December 31, 2005 and 2004, and the related supplemental Statements of Income, Stockholder's Equity and Cash Flows for each of the three years in the period ended December 31, 2005. These supplemental financial statements are the responsibility of IDS Life Insurance Company of New York's management. Our responsibility is to express an opinion on these supplemental financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the supplemental financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the supplemental financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the supplemental financial statements referred to above present fairly, in all material respects, the financial position of IDS Life Insurance Company of New York at December 31, 2005 and 2004, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1 to the Financial Statements, in 2004 IDS Life Insurance Company of New York adopted the provisions of the American Institute of Certified Public Accountants Statement of Position 03-1, "Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts."

As discussed in Note 1, retained earnings for the beginning of 2003 has been restated to correct the accounting for deferred taxes as of that date.

/s/ Ernst & Young LLP
Minneapolis, Minnesota
January 2, 2007

126 - RIVERSOURCE OF NEW YORK VARIABLE ANNUITY ACCOUNT 2

IDS LIFE INSURANCE COMPANY OF NEW YORK

                           SUPPLEMENTAL BALANCE SHEETS
                                  DECEMBER 31,
                         (THOUSANDS, EXCEPT SHARE DATA)

                                                                                                     2005          2004
ASSETS
Investments:
Available-for-Sale:
  Fixed maturities, at fair value (amortized cost: 2005, $1,881,899; 2004, $1,888,711)           $ 1,882,456   $ 1,957,122
  Preferred and common stocks, at fair value (cost: 2005, $0; 2004, $3,000)                               --         3,123
Mortgage loans on real estate, at cost (less allowance for loan losses: 2005 and 2004, $3,218)       244,760       237,500
Policy loans                                                                                          31,274        30,550
Trading securities and other investments                                                                  48           106
--------------------------------------------------------------------------------------------------------------------------
    Total investments                                                                              2,158,538     2,228,401

Cash and cash equivalents                                                                             42,752        30,983
Reinsurance recoverables                                                                              38,675        33,226
Amounts due from brokers                                                                                  70            17
Other accounts receivable                                                                              3,673         2,932
Accrued investment income                                                                             23,479        24,359
Deferred policy acquisition costs                                                                    230,270       208,890
Deferred sales inducement costs                                                                       11,554         8,382
Other assets                                                                                           5,744         5,606
Separate account assets                                                                            2,028,923     1,736,704
--------------------------------------------------------------------------------------------------------------------------
    Total assets                                                                                 $ 4,543,678   $ 4,279,500
==========================================================================================================================

LIABILITIES AND STOCKHOLDER'S EQUITY
Liabilities:
Future policy benefits:
  Fixed annuities                                                                                $ 1,690,018   $ 1,702,781
  Variable annuity guarantees                                                                            984         1,663
  Universal life insurance                                                                           187,588       183,305
  Traditional life insurance                                                                          22,435        21,862
  Disability income and long-term care insurance                                                     122,496       110,621
Policy claims and other policyholders' funds                                                           5,097         5,581
Deferred income taxes, net (as restated for 2004, see Note 1)                                         18,191        25,238
Other liabilities                                                                                      8,907        14,993
Separate account liabilities                                                                       2,028,923     1,736,704
--------------------------------------------------------------------------------------------------------------------------
    Total liabilities                                                                              4,084,639     3,802,748
--------------------------------------------------------------------------------------------------------------------------
Stockholder's equity:
  Capital stock, $10 par value; 200,000 shares authorized, issued and outstanding                      2,000         2,000
  Additional paid-in capital                                                                         106,600       106,600
  Retained earnings (as restated for 2004, see Note 1)                                               350,654       328,944
  Accumulated other comprehensive income, net of tax:
    Net unrealized securities (losses) gains                                                            (215)       39,208
--------------------------------------------------------------------------------------------------------------------------
    Total stockholder's equity                                                                       459,039       476,752
--------------------------------------------------------------------------------------------------------------------------
Total liabilities and stockholder's equity                                                       $ 4,543,678   $ 4,279,500
==========================================================================================================================

See accompanying Notes to Supplemental Financial Statements.

RIVERSOURCE OF NEW YORK VARIABLE ANNUITY ACCOUNT 2 - 127

IDS LIFE INSURANCE COMPANY OF NEW YORK

                        SUPPLEMENTAL STATEMENTS OF INCOME
                            YEARS ENDED DECEMBER 31,
                                   (THOUSANDS)

                                                                            2005         2004         2003
REVENUES
Premiums:
  Traditional life insurance                                             $    4,398   $    4,073   $    3,826
  Disability income and long-term care insurance                             17,696       17,643       17,873
-------------------------------------------------------------------------------------------------------------
    Total premiums                                                           22,094       21,716       21,699
Net investment income                                                       123,205      119,911      117,032
Contractholder and policyholder charges                                      33,425       32,182       30,218
Mortality and expense risk and other fees                                    24,415       21,277       14,665
Net realized gain (loss) on investments                                       9,192          849         (707)
-------------------------------------------------------------------------------------------------------------
    Total revenues                                                          212,331      195,935      182,907
-------------------------------------------------------------------------------------------------------------

BENEFITS AND EXPENSES
Death and other benefits:
  Traditional life insurance                                                  2,845        2,693        3,808
  Investment contracts and universal life-type insurance                      9,517       11,981       11,841
  Disability income and long-term care insurance                              6,010        5,264        3,598
Increase (decrease) in liabilities for future policy benefits:
  Traditional life insurance                                                   (404)        (556)        (704)
  Disability income and long-term care insurance                              8,064        8,897       10,401
Interest credited to account values                                          71,518       68,480       71,910
Amortization of deferred policy acquisition costs                            19,050       13,705       10,899
Separation costs                                                              3,915           --           --
Other insurance and operating expenses                                       25,803       20,081       19,322
-------------------------------------------------------------------------------------------------------------
    Total benefits and expenses                                             146,318      130,545      131,075
-------------------------------------------------------------------------------------------------------------
Income before income tax provision and accounting change                     66,013       65,390       51,832
Income tax provision                                                         21,803       21,404       17,188
-------------------------------------------------------------------------------------------------------------
Income before accounting change                                              44,210       43,986       34,644
Cumulative effect of accounting change, net of tax                               --        2,748           --
-------------------------------------------------------------------------------------------------------------
Net income                                                               $   44,210   $   41,238   $   34,644
=============================================================================================================

See accompanying Notes to Supplemental Financial Statements.

128 - RIVERSOURCE OF NEW YORK VARIABLE ANNUITY ACCOUNT 2

IDS LIFE INSURANCE COMPANY OF NEW YORK

                      SUPPLEMENTAL STATEMENTS OF CASH FLOWS
                            YEARS ENDED DECEMBER 31,
                                   (THOUSANDS)

                                                                                            2005          2004          2003
CASH FLOWS FROM OPERATING ACTIVITIES
Net income                                                                              $    44,210   $    41,238   $    34,644
Adjustments to reconcile net income to net cash provided by operating activities:
  Cumulative effect of accounting change, net of tax                                             --         2,748            --
  Amortization of deferred policy acquisition costs                                          19,050        13,705        10,899
  Amortization of deferred sales inducement costs                                             1,383         1,269           842
  Capitalization of deferred policy acquisition costs                                       (33,519)      (27,754)      (29,807)
  Capitalization of deferred sales inducement costs                                          (3,960)       (2,562)       (2,808)
  Amortization of premium, net                                                                3,867         4,105         1,485
  Deferred income taxes                                                                      14,182         4,079         4,745
  Policyholder and contractholder charges, non-cash                                         (14,565)      (14,266)      (14,351)
  Net realized (gain) loss on investments                                                    (9,192)         (849)          707
  Net realized gain on trading securities                                                        (2)           (2)           (1)
Change in operating assets and liabilities:
  Trading securities, net                                                                        58           (87)          (16)
  Future policy benefits for traditional life, disability income and
    long-term care insurance                                                                 12,448        13,862        14,180
  Policy claims and other policyholder's funds                                                 (484)          519         1,337
  Policy loans, excluding universal life-type insurance:
    Repayment                                                                                 2,266         2,494         2,566
    Issuance                                                                                 (2,792)       (2,554)       (2,230)
  Reinsurance recoverables                                                                   (5,449)       (6,922)       (4,050)
  Other accounts receivable                                                                    (741)         (731)         (576)
  Accrued investment income                                                                     880        (1,380)       (1,025)
  Other assets and liabilities, net                                                          (5,145)          779        (1,752)
-------------------------------------------------------------------------------------------------------------------------------
    Net cash provided by operating activities                                                22,495        27,691        14,789
-------------------------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES
Available-for-Sale securities:
  Sales                                                                                     247,160       118,570       526,247
  Maturities, sinking fund payments and calls                                               227,088       180,899       230,609
  Purchases                                                                                (459,107)     (410,650)     (932,372)
Other investments, excluding policy loans:
  Sales, maturities, sinking fund payments and calls                                         20,377        33,387        26,559
  Purchases                                                                                 (27,639)      (50,945)      (87,437)
Change in amounts due to and from brokers, net                                                  (53)        2,140       (17,569)
-------------------------------------------------------------------------------------------------------------------------------
    Net cash provided by (used in) investing activities                                       7,826      (126,599)     (253,963)
-------------------------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES
Activity related to investment contracts and universal life-type insurance:
  Considerations received                                                                   111,090       184,527       256,191
  Interest credited to account values                                                        71,518        68,480        71,910
  Surrenders and other benefits                                                            (178,462)     (136,935)     (100,029)
Universal life-type insurance policy loans:
  Repayment                                                                                   5,030         4,735         4,484
  Issuance                                                                                   (5,228)       (5,585)       (3,908)
Capital contributions                                                                            --            --        20,000
Cash dividends to IDS Life Insurance Company                                                (22,500)      (21,500)      (20,000)
-------------------------------------------------------------------------------------------------------------------------------
    Net cash provided by (used in) financing activities                                     (18,552)       93,722       228,648
-------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents                                         11,769        (5,186)      (10,526)
Cash and cash equivalents at beginning of year                                               30,983        36,169        46,695
-------------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                                                $    42,752   $    30,983   $    36,169
===============================================================================================================================

Supplemental disclosures:
  Income taxes paid                                                                     $    14,347   $    16,241   $    13,051
  Interest paid on borrowings                                                                     8            --           114

See accompanying Notes to Supplemental Financial Statements.

RIVERSOURCE OF NEW YORK VARIABLE ANNUITY ACCOUNT 2 - 129

IDS LIFE INSURANCE COMPANY OF NEW YORK

                 SUPPLEMENTAL STATEMENTS OF STOCKHOLDER'S EQUITY
                   FOR THE THREE YEARS ENDED DECEMBER 31, 2005
                                   (THOUSANDS)

                                                                                        ADDITIONAL               ACCUMULATED OTHER
                                                                             CAPITAL      PAID-IN    RETAINED      COMPREHENSIVE
                                                                 TOTAL        STOCK       CAPITAL    EARNINGS      INCOME/(LOSS)
----------------------------------------------------------------------------------------------------------------------------------
Balances at December 31, 2002 as previously
  reported after giving retroactive effect to the Merger
  (Note 1)                                                     $ 451,158    $   2,000   $   86,600   $ 314,876   $          47,682
Deferred tax adjustment (Note 1)                                 (20,314)                              (20,314)
                                                               -------------------------------------------------------------------
Balances at December 31, 2002, as restated                       430,844        2,000       86,600     294,562              47,682
Comprehensive income:
  Net income                                                      34,644                                34,644
  Change in unrealized holding gains on securities, net           (5,987)                                                   (5,987)
                                                               ---------
  Total comprehensive income                                      28,657
Cash dividends                                                   (20,000)                              (20,000)
Cash contribution from parent                                     20,000                    20,000
----------------------------------------------------------------------------------------------------------------------------------

Balances at December 31, 2003, as restated                       459,501        2,000      106,600     309,206              41,695
Comprehensive income:
  Net income                                                      41,238                                41,238
  Change in unrealized holding gains on securities, net           (2,487)                                                   (2,487)
                                                               ---------
  Total comprehensive income                                      38,751
Cash dividends                                                   (21,500)                              (21,500)
----------------------------------------------------------------------------------------------------------------------------------

Balances at December 31, 2004, as restated                       476,752        2,000      106,600     328,944              39,208
Comprehensive income:
  Net income                                                      44,210                                44,210
  Change in unrealized holding gains on securities, net          (39,423)                                                  (39,423)
                                                               ---------
  Total comprehensive income                                       4,787
Cash dividends                                                   (22,500)                              (22,500)
----------------------------------------------------------------------------------------------------------------------------------

Balances at December 31, 2005                                  $ 459,039    $   2,000   $  106,600   $ 350,654   $            (215)
==================================================================================================================================

See accompanying Notes to Supplemental Financial Statements.

130 - RIVERSOURCE OF NEW YORK VARIABLE ANNUITY ACCOUNT 2

IDS LIFE INSURANCE COMPANY OF NEW YORK

NOTES TO SUPPLEMENTAL FINANCIAL STATEMENTS

1. NATURE OF BUSINESS, BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF BUSINESS

IDS Life Insurance Company of New York (IDS Life of New York) is a stock life insurance company domiciled in New York, which holds Certificates of Authority in New York and North Dakota. IDS Life of New York is a wholly-owned subsidiary of IDS Life Insurance Company (IDS Life), which is domiciled in Minnesota. IDS Life is a wholly-owned subsidiary of Ameriprise Financial, Inc. (Ameriprise Financial). IDS Life of New York serves residents of the State of New York.

IDS Life of New York and American Centurion Life Assurance Company (American Centurion Life), which was a wholly-owned subsidiary of IDS Life, executed an Agreement and Plan of Merger on March 17, 2006 whereby American Centurion Life will be merged with and into IDS Life of New York. The agreement was effective December 31, 2006 and provides that IDS Life of New York shall be the surviving corporation of the merger and shall continue to exist as a domestic stock life insurance company under the laws of the State of New York. The merger agreement also provides that, upon effectiveness of the merger, American Centurion Life shall cease to exist and its property and obligations shall become the property and obligations of IDS Life of New York. Simultaneously with the effectiveness of the merger, the agreement provides that the Articles of Incorporation of IDS Life of New York shall be amended to change its name to RiverSource Life Insurance Co. of New York.

As a result of the merger, which will be reported in IDS Life of New York's audited financial statements for the year ended December 31, 2006, amounts for the years presented will be restated to include financial results for American Centurion Life. Below is a summary of the individual and supplemental consolidated statements of income for IDS Life of New York and American Centurion Life for the years ended December 31, 2005, 2004 and 2003.

                                       2005, AS REPORTED                 2005
                                 IDS LIFE OF        AMERICAN         SUPPLEMENTAL
(IN THOUSANDS)                    NEW YORK       CENTURION LIFE      CONSOLIDATED
---------------------------------------------------------------------------------
Total revenues                   $   174,197     $       38,134      $    212,331
Net income                       $    37,173     $        7,037      $     44,210

                                       2004, AS REPORTED                 2004
                                 IDS LIFE OF        AMERICAN         SUPPLEMENTAL
                                  NEW YORK       CENTURION LIFE      CONSOLIDATED
---------------------------------------------------------------------------------
Total revenues                   $   160,449     $       35,486      $    195,935
Net income                       $    35,018     $        6,220      $     41,238

                                       2003, AS REPORTED                 2003
                                 IDS LIFE OF        AMERICAN         SUPPLEMENTAL
                                  NEW YORK       CENTURION LIFE      CONSOLIDATED
---------------------------------------------------------------------------------
Total revenues                   $   152,532     $       30,375      $    182,907
Net income                       $    30,928     $        3,716      $     34,644

Prior to August 1, 2005, Ameriprise Financial was referred to as American Express Financial Corporation. On February 1, 2005, American Express Company (American Express) announced its intention to pursue the disposition of 100% of its shareholding in what is now Ameriprise Financial (the Separation) through a tax-free distribution to American Express shareholders. Effective as of the close of business on September 30, 2005, American Express completed the Separation and distribution of common shares to American Express shareholders (the Distribution). In connection with the Distribution, Ameriprise Financial entered into certain agreements with American Express to effect the separation of its business and to define the responsibility for obligations arising before and after the date of the Distribution, including, among others, obligations relating to transition services, taxes, and employees. IDS Life of New York was allocated certain separation and Distribution-related expenses incurred as a result of Ameriprise Financial becoming an independent company. Cumulatively, the expenses incurred and allocated to IDS Life of New York are significant to IDS Life of New York.

IDS Life of New York's principal products are deferred annuities and universal life insurance which are issued primarily to individuals. It offers single premium and flexible premium deferred annuities on both a fixed and variable dollar basis. Immediate annuities are offered as well. IDS Life of New York's fixed deferred annuities guarantee a minimum interest rate during the accumulation period (the time before annuity payments begin). However, IDS Life of New York has the option of paying a higher rate set at its discretion. IDS Life of New York also offers variable annuities, including the RiverSource Retirement Advisor Advantage Plus(SM) Variable Annuity and the RiverSource Retirement Advisor Select Plus(SM) Variable Annuity. Life insurance products currently offered by IDS Life of New York include universal life (fixed and variable, single life and joint life) and

RIVERSOURCE OF NEW YORK VARIABLE ANNUITY ACCOUNT 2 - 131

IDS LIFE INSURANCE COMPANY OF NEW YORK

term products. Waiver of premium and accidental death benefit riders are generally available with these life insurance products. IDS Life of New York also markets disability income (DI) insurance. Although IDS Life of New York discontinued issuance of long-term care (LTC) insurance at the end of 2002, IDS Life retains risk on a large block of existing contracts, most of which are 50% reinsured. In May 2003, IDS Life of New York began outsourcing claims administration on LTC.

Under IDS Life of New York's variable life and annuity products described above, the purchaser may choose among investment options that include IDS Life of New York's "general account" and separate account investment options. Separate account options include accounts investing in common stocks, bonds, managed funds and/or short-term securities.

BASIS OF PRESENTATION

The accompanying supplemental financial statements give effect to the merger of IDS Life of New York and American Centurion Life, which will be reported in IDS Life of New York's audited financial statements for the year ended December 31, 2006, similar to the accounting for a pooling of interests. These supplemental financial statements have been prepared in conformity with United States generally accepted accounting principles (GAAP) which vary in certain respects from reporting practices prescribed or permitted by the New York Department of Insurance (IDS Life of New York's primary regulator), as reconciled in Note 12. Certain prior year amounts have been reclassified to conform to the current year's presentation. Additionally, IDS Life of New York recorded a $20.3 million adjustment to decrease December 31, 2002 retained earnings. The adjustment resulted from a detailed review of the deferred tax asset and liability accounts whereby it was determined that IDS Life of New York did not give proper consideration to all temporary differences, which increased the previously reported balance for deferred income taxes, net and decreased the previously reported balance for retained earnings as of December 31, 2004. The transactions that gave rise to the temporary differences primarily occurred in 2001 and prior years. Accordingly, this restatement has no effect on the reported results of operations for 2004 and 2003.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

BALANCE SHEET

INVESTMENTS

Investments consist of the following:

AVAILABLE-FOR-SALE SECURITIES

Available-for-Sale securities are carried at fair value on the Balance Sheets with unrealized gains (losses) recorded in accumulated other comprehensive income (loss) within equity, net of income tax provision (benefit) and net of adjustments in asset and liability balances, such as deferred policy acquisition costs (DAC), to reflect the expected impact on their carrying values had the unrealized gains (losses) been realized as of the respective balance sheet date. Gains and losses are recognized in results of operations upon disposition of the securities. In addition, losses are also recognized when management determines that a decline in value is other-than-temporary, which requires judgment regarding the amount and timing of recovery. Indicators of other-than-temporary impairment for debt securities include issuer downgrade, default or bankruptcy. IDS Life of New York also considers the extent to which amortized cost exceeds fair value, the duration of that difference, and management's judgment about the issuer's current and prospective financial condition, as well as its ability and intent to hold until recovery. Other-than-temporary impairment charges are recorded in net realized gains (losses) on investments within the Statements of Income. Fair value is generally based on quoted market prices.

MORTGAGE LOANS ON REAL ESTATE, NET

Mortgage loans on real estate reflect principal amounts outstanding less allowance for mortgage loan losses. The allowance for mortgage loan losses is measured as the excess of the loan's recorded investment over the present value of its expected principal and interest payments discounted at the loan's effective interest rate, or the fair value of collateral. Additionally, the level of the allowance for mortgage loan losses considers other factors, including historical experience and current economic and political conditions. Management regularly evaluates the adequacy of the allowance for mortgage loan losses and believes it is adequate to absorb estimated losses in the portfolio.

IDS Life of New York generally stops accruing interest on mortgage loans for which interest payments are delinquent more than three months. Based on management's judgment as to the ultimate collectibility of principal, interest payments received are either recognized as income or applied to the recorded investment in the loan.

132 - RIVERSOURCE OF NEW YORK VARIABLE ANNUITY ACCOUNT 2

IDS LIFE INSURANCE COMPANY OF NEW YORK

POLICY LOANS

Policy loans are carried at the aggregate of the unpaid loan balances, which do not exceed the cash surrender values of the related policies.

TRADING SECURITIES AND OTHER INVESTMENTS

Included in trading securities and other investments is separate account seed money. Separate account seed money is carried at fair market value with changes in value recognized in the Statements of Income within net investment income.

CASH AND CASH EQUIVALENTS

IDS Life of New York has defined cash equivalents to include highly liquid investments with original maturities of 90 days or less.

REINSURANCE

IDS Life of New York reinsures a portion of the insurance risks associated with its life and LTC insurance products through reinsurance agreements with unaffiliated insurance companies. Reinsurance is used in order to limit losses, minimize exposure to large risks, provide additional capacity for future growth and to effect business-sharing arrangements. IDS Life of New York evaluates the financial condition of reinsurers to manage its exposure to significant losses from reinsurer insolvencies. IDS Life of New York remains primarily liable as the direct insurer on all risks reinsured.

Generally, IDS Life of New York reinsures 90% of the death benefit liability related to fixed and variable universal life and term life insurance products insuring a single life. IDS Life of New York began reinsuring risks at this level beginning in 2002 for term life insurance and 2003 for variable and universal life insurance. Policies issued prior to these dates are not subject to these same reinsurance levels. The maximum amount of life insurance risk retained by IDS Life of New York is $750,000 on any policy insuring a single life and $1.5 million on any flexible premium survivorship variable life policy. For existing LTC policies sold after 1995, IDS Life of New York retained 50% of the risk and the remaining 50% of the risk was ceded to General Electric Capital Assurance Company of New York. Risk on variable life and universal life policies is reinsured on a yearly renewable term basis. Risk on recent term life and LTC policies is reinsured on a coinsurance basis.

IDS Life of New York retains all risk for new claims on DI contracts. Risk is currently managed by limiting the amount of disability insurance written on any one individual. IDS Life of New York also retains all accidental death benefit and waiver of premium risk.

DEFERRED POLICY ACQUISITION COSTS

DAC represents the costs of acquiring new business, principally direct sales commissions and other distribution and underwriting costs that have been deferred on the sale of annuity and life, DI and LTC insurance products. These costs are deferred to the extent they are recoverable from future profits. For annuity and insurance products, DAC is amortized over periods approximating the lives of the business, generally as a percentage of premiums or estimated gross profits or as a portion of product interest margins depending on the product's characteristics.

For IDS Life of New York's annuity and insurance products, the projections underlying the amortization of DAC require the use of certain assumptions, including interest margins, mortality and morbidity rates, persistency, maintenance expense levels and customer asset value growth rates for variable products. Management routinely monitors a wide variety of trends in the business, including comparisons of actual and assumed experience. The customer asset value growth rate is the rate at which contract values are assumed to appreciate in the future. The rate is net of asset fees and anticipates a blend of equity and fixed income investments. Management reviews and, where appropriate, adjusts its assumptions with respect to client asset value growth rates on a quarterly basis.

Management monitors other principal DAC assumptions, such as interest margin, mortality and morbidity rates, persistency and maintenance expense level assumptions, each quarter. Unless management identifies a material deviation over the course of the quarterly monitoring, management reviews and updates these DAC assumptions annually in the third quarter of each year. When assumptions are changed, the percentage of estimated gross profits or portion of interest margins used to amortize DAC may also change. A change in the required amortization percentage is applied retrospectively; an increase in amortization percentage will result in an increase in DAC amortization expense while a decrease in amortization percentage will result in a decrease in DAC amortization expense. The impact on results of operations of changing assumptions with respect to the amortization of DAC can be either positive or negative in any particular period and is reflected in the period in which such changes are made.

DEFERRED SALES INDUCEMENT COSTS

Deferred sales inducement costs (DSIC) consist of bonus interest credits and deposit credits added to certain annuity contract values. These benefits are capitalized to the extent they are incremental to amounts that would be credited on similar contracts without the applicable feature. These costs were previously included in DAC and were reclassified as part of the adoption of the American Institute of Certified Public Accountants (AICPA) Statement of Position 03-1, "Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts" (SOP 03-1). The amounts capitalized are amortized using the same methodology and assumptions used to amortize DAC.

RIVERSOURCE OF NEW YORK VARIABLE ANNUITY ACCOUNT 2 - 133

IDS LIFE INSURANCE COMPANY OF NEW YORK

SEPARATE ACCOUNT ASSETS AND LIABILITIES

Separate account assets and liabilities are funds held for exclusive benefit of variable annuity contractholders and variable life insurance policyholders. IDS Life of New York receives mortality and expense risk and other fees, including payments from its affiliate, RiverSource Investments, LLC for providing certain sponsor and related servicing activity, which are based on asset levels, guaranteed minimum death benefit (GMDB) fees and cost of insurance charges from the related accounts. In addition, IDS Life of New York also receives marketing and administrative support payments from the affiliates of other companies' funds included as investment options in its variable annuity and variable life insurance products, which vary based on the level of variable assets.

IDS Life of New York provides contractual mortality assurances to variable annuity contractholders that the net assets of the separate accounts will not be affected by future variations in the actual life expectancy experience of the annuitants and beneficiaries from the mortality assumptions implicit in the annuity contracts. IDS Life of New York makes periodic fund transfers to, or withdrawals from, the separate account assets for such actuarial adjustments for variable annuities that are in the benefit payment period. IDS Life of New York also guarantees that the rates at which administrative charges are deducted from contract funds will not exceed contractual maximums.

For variable life insurance, IDS Life of New York guarantees that the rates at which insurance charges and administrative charges are deducted from contract funds will not exceed contractual maximums. IDS Life of New York also guarantees that death benefits will continue to be payable at the initial level regardless of investment performance so long as the minimum premium payments are made.

LIABILITIES FOR FUTURE POLICY BENEFITS AND CLAIMS

FIXED ANNUITIES AND VARIABLE ANNUITY GUARANTEES

Liabilities for fixed and variable deferred annuities are equal to accumulation values which are the cumulative gross deposits, credited interest and fund performance less withdrawals and mortality and expense risk charges.

The majority of the variable annuity contracts offered by IDS Life of New York contain GMDB provisions. When market values of the customer's accounts decline, the death benefit payable on a contract with a GMDB may exceed the contract accumulation value. IDS Life of New York also offers variable annuities with death benefit provisions that gross up the amount payable by a certain percentage of contract earnings. These are referred to as gain gross-up (GGU) benefits. In addition, IDS Life of New York offers contracts containing guaranteed minimum withdrawal benefit (GMWB) provisions.

Effective January 1, 2004, liabilities for these variable annuity death benefits have been established under SOP 03-1. Actuarial models to simulate various equity market scenarios are used to project these benefits and contract assessments and include making significant assumptions related to customer asset value growth rates, mortality, persistency and investment margins. These assumptions, as well as their periodic review by management, are consistent with those used for DAC purposes. Prior to the adoption of SOP 03-1, amounts paid in excess of contract value were expensed when payable. See the "Recently Issued Accounting Standards" section below and Note 4 for more information about these guaranteed benefits.

GMWB and guaranteed minimum accumulation benefit provisions are considered embedded derivatives under Statement of Financial Accounting Standards Board No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS 133) and, accordingly, are carried at fair value within future policy benefits for variable annuity guarantees on the Balance Sheets. The fair value of these embedded derivatives is based on the present value of future benefits less applicable fees charged for the provision. Changes in fair value are reflected in death and other benefits for investment contracts and universal life-type insurance within the Statements of Income.

Liabilities for fixed annuities in a benefit or payout status are based on future estimated payments using established industry mortality tables and interest rates, ranging from 4.6% to 9.5% at December 31, 2005, depending on year of issue, with an average rate of approximately 6.0%.

LIFE, DISABILITY INCOME AND LONG-TERM CARE POLICIES

Liabilities for insurance claims that have been reported but have not yet been paid (unpaid claim liabilities) are equal to the death benefits payable under the policies. For DI and LTC claims, unpaid claim liabilities are equal to benefit amounts due and accrued including the expense of reviewing claims and making benefit payment determinations. Liabilities for claims that have been incurred but not reported are estimated based on periodic analysis of the actual lag between when a claim occurs and when it is reported. Where applicable, amounts recoverable from other insurers who share in the risk of the products offered (reinsurers) are separately recorded as receivables.

134 - RIVERSOURCE OF NEW YORK VARIABLE ANNUITY ACCOUNT 2

IDS LIFE INSURANCE COMPANY OF NEW YORK

Liabilities for fixed and variable universal life insurance are equal to accumulation values which are the cumulative gross deposits, interest credited, and fund performance less withdrawals and mortality and expense risk charges. Liabilities for future benefits on term and whole life insurance are based on the net level premium method, using anticipated premium payments, mortality rates, policy persistency and interest rates earned on the assets supporting the liability. Anticipated mortality rates are based on established industry mortality tables, with modifications based on IDS Life of New York's experience. Anticipated policy premium payments and persistency rates vary by policy form, issue age and policy duration. Anticipated interest rates range from 4% to 10% at December 31, 2005, depending on policy form, issue year and policy duration. IDS Life of New York issues only non-participating life insurance policies, which do not pay dividends to policyholders from the insurers' earnings.

Liabilities for future policy benefits include both policy reserves and claim reserves on DI and LTC products. Policy reserves are the amounts needed to meet obligations for future claims and are based on the net level premium method, using anticipated premium payments and morbidity, mortality, policy persistency and discount rates. Anticipated morbidity and mortality rates are based on established industry morbidity and mortality tables. Anticipated policy persistency rates vary by policy form, issue age, policy duration and, for DI policies, occupation class. Anticipated discount rates for DI policy reserves are 7.5% at policy issue and grade to 5% over 5 years. Anticipated discount rates for LTC policy reserves are currently 6.0% at December 31, 2005 grading up to 8.9% over 29 years.

Claim reserves on DI and LTC products are the amounts needed to meet obligations for continuing claim payments on already incurred claims. Claim reserves are calculated based on claim continuance tables which estimate the likelihood that an individual will continue to be eligible for benefits and anticipated interest rates earned on assets supporting the reserves. Anticipated claim continuance rates are based on established industry tables. Anticipated interest rates for claim reserves for both DI and LTC range from 3.0% to 8.0% at December 31, 2005, with an average rate of approximately 4.9%.

REVENUES AND EXPENSES

IDS Life of New York's principal sources of revenue include premium revenues, net investment income, contractholder and policyholder charges and mortality and expense risk and other fees.

PREMIUM REVENUES

Premium revenues include premiums on traditional life, DI and LTC insurance products. Such premiums are recognized as revenue when due.

NET INVESTMENT INCOME

Net investment income predominantly consists of interest income earned on fixed maturity securities classified as Available-for-Sale, mortgage loans on real estate and policy loans. Interest income is accrued as earned using the effective interest method, which makes an adjustment of the yield for security premiums and discounts on all performing fixed maturity securities classified as Available-for-Sale, excluding structured securities, and mortgage loans on real estate so that the related security or loan recognizes a constant rate of return on the outstanding balance throughout its term.

CONTRACTHOLDER AND POLICYHOLDER CHARGES

Contractholder and policyholder charges include certain charges assessed on annuities and fixed and variable universal life insurance, such as cost of insurance and administrative and surrender charges. Cost of insurance charges on fixed and variable universal life insurance are recognized as revenue when earned, whereas contract charges and surrender charges on annuities and universal and variable universal life insurance are recognized as revenue when collected.

MORTALITY AND EXPENSE RISK AND OTHER FEES

Mortality and expense risk and other fees include risk, management and administration fees, which are generated directly and indirectly from IDS Life of New York's separate account assets. IDS Life of New York's management and other fees are generally computed as a contractual rate based on the underlying asset values and are generally received monthly.

NET REALIZED GAIN (LOSS) ON INVESTMENTS

Realized gains and losses are recognized using the specific identification method, on a trade date basis, and charges are recorded when securities are determined to be other-than-temporarily impaired.

SEPARATION COSTS

During 2005, Ameriprise Financial developed an allocation policy for separation costs resulting in the allocation of certain costs to IDS Life of New York that it considered to be a reasonable reflection of separation costs benefiting IDS Life of New York. Separation costs generally consist of allocated financial advisor and employee retention program costs, re-branding and marketing costs and costs to separate and reestablish technology platforms related to the separation and Distribution of Ameriprise Financial.

RIVERSOURCE OF NEW YORK VARIABLE ANNUITY ACCOUNT 2 - 135

IDS LIFE INSURANCE COMPANY OF NEW YORK

INCOME TAXES

IDS Life of New York's taxable income is included in the consolidated federal income tax return of American Express through September 30, 2005. IDS Life of New York's taxable income will be included with IDS Life in filing a separate consolidated life insurance company federal income tax return for five tax years following the Distribution including the period October 1, 2005 through December 31, 2005. IDS Life of New York provides for income taxes on a separate return basis, except that, under an agreement with IDS Life, a tax benefit is recognized for losses to the extent they can be used on the consolidated tax return. It is the policy of IDS Life that IDS Life will reimburse subsidiaries for all tax benefits.

RECENTLY ISSUED ACCOUNTING STANDARDS

On November 3, 2005, the Financial Accounting Standards Board (FASB) issued FASB Staff Position (FSP) FAS 115-1 and FAS 124-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments." FSP FAS 115-1 and FAS 124-1 address the determination as to when an investment is considered impaired, whether that impairment is other-than-temporary and the measurement of loss. It also includes accounting considerations subsequent to the recognition of an other-than-temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. FSP FAS 115-1 and FAS 124-1 are effective for reporting periods beginning after December 15, 2005. IDS Life of New York anticipates the impact of FSP FAS 115-1 and FAS 124-1 on IDS Life of New York's results of operations and financial condition will not be material.

In September 2005, the AICPA issued Statement of Position 05-1, "Accounting by Insurance Enterprises for Deferred Acquisition Costs in Connection With Modifications or Exchanges of Insurance Contracts" (SOP 05-1). SOP 05-1 provides guidance on accounting by insurance enterprises for DAC on internal replacements of insurance and investment contracts other than those specifically described in SFAS No. 97, "Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments." SOP 05-1 is effective for internal replacements occurring in fiscal years beginning after December 15, 2006, with earlier adoption encouraged. IDS Life of New York is currently evaluating the impact of SOP 05-1 on IDS Life of New York's results of operations and financial condition.

In May 2005, the FASB issued SFAS 154, "Accounting Changes and Error Corrections" (SFAS 154). This statement replaces APB Opinion No. 20, "Accounting Changes," and SFAS No. 3, "Reporting Accounting Changes in Interim Financial Statements" and changes the requirements for the accounting for and reporting of a change in accounting principle. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. IDS Life of New York does not anticipate SFAS 154 will materially impact its Financial Statements upon its adoption on January 1, 2006.

In June 2004, the FASB issued FSP No. 97-1, "Situations in Which Paragraphs 17(b) and 20 of FASB Statement No. 97, Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments (SFAS No. 97), Permit or Require Accrual of an Unearned Revenue Liability" (FSP 97-1). The implementation of SOP 03-1 raised a question regarding the interpretation of the requirements of SFAS No. 97 concerning when it is appropriate to record an unearned revenue liability. FSP 97-1 clarifies that SFAS No. 97 is clear in its intent and language, and requires the recognition of an unearned revenue liability for amounts that have been assessed to compensate insurers for services to be performed over future periods. SOP 03-1 describes one situation, when assessments result in profits followed by losses, where an unearned revenue liability is required. SOP 03-1 does not amend SFAS No. 97 or limit the recognition of an unearned revenue liability to the situation described in SOP 03-1. The guidance in FSP 97-1 is effective for financial statements for fiscal periods beginning after June 18, 2004. The adoption of FSP 97-1 did not have a material impact on IDS Life of New York's results of operations or financial condition.

In July 2003, the AICPA issued SOP 03-1 effective for fiscal years beginning after December 15, 2003. SOP 03-1 provides guidance on separate account presentation and accounting for interests in separate accounts. Additionally, SOP 03-1 provides clarifying guidance as to the recognition of bonus interest and other sales inducement benefits and the presentation of any deferred amounts in the financial statements. Lastly, SOP 03-1 requires insurance enterprises to establish additional liabilities for benefits that may become payable under variable annuity death benefit guarantees or other insurance or annuity contract provisions. Where an additional liability is established, the recognition of this liability will then be considered in amortizing DAC and any DSIC associated with those insurance or annuity contracts.

136 - RIVERSOURCE OF NEW YORK VARIABLE ANNUITY ACCOUNT 2

IDS LIFE INSURANCE COMPANY OF NEW YORK

The adoption of SOP 03-1 as of January 1, 2004, resulted in a cumulative effect of accounting change that reduced 2004 results by $2.7 million ($4.2 million pretax). The cumulative effect of accounting change consisted of: (i) $2.0 million pretax from establishing additional liabilities for certain variable annuity guaranteed benefits ($1.8 million) and from considering these liabilities in valuing DAC and DSIC associated with those contracts ($0.2 million) and (ii) $2.2 million pretax from establishing additional liabilities for certain variable universal life and single pay universal life insurance contracts under which contractual cost of insurance charges are expected to be less than future death benefits ($2.8 million) and from considering these liabilities in valuing DAC associated with those contracts ($0.6 million offset). Prior to the adoption of SOP 03-1, amounts paid in excess of contract value were expensed when payable. IDS Life of New York's accounting for separate accounts was already consistent with the provisions of SOP 03-1 and, therefore, there was no impact related to this requirement.

The AICPA released a series of technical practice aids (TPAs) in September 2004, which provide additional guidance related to, among other things, the definition of an insurance benefit feature and the definition of policy assessments in determining benefit liabilities, as described within SOP 03-1. The TPAs did not have a material effect on IDS Life of New York's calculation of liabilities that were recorded in the first quarter of 2004 upon adoption of SOP 03-1.

In January 2003, the FASB issued FASB Interpretation No. 46, "Consolidation of Variable Interest Entities," as revised (FIN 46), which addresses consolidation by business enterprises of variable interest entities (VIEs) and was subsequently revised in December 2003. The entities considered VIEs under FIN 46 include secured loan trusts (SLTs) for which IDS Life of New York had an 8% ownership interest in each of the two SLT structures. However, IDS Life of New York was not required to consolidate the SLTs as it is not the primary beneficiary. IDS Life of New York liquidated its interests in the SLTs during 2004 and 2005.

2. INVESTMENTS

AVAILABLE-FOR-SALE SECURITIES

Available-for-Sale securities at December 31, 2005 are distributed by type as presented below:

                                                                                   GROSS        GROSS
                                                                   AMORTIZED    UNREALIZED   UNREALIZED       FAIR
(THOUSANDS)                                                           COST         GAINS       LOSSES        VALUE
---------------------------------------------------------------------------------------------------------------------
Fixed maturities:
Corporate debt securities                                         $   970,590   $   16,820   $  (13,697)  $   973,713
Mortgage and other asset-backed securities                            639,123        5,140       (8,837)      635,426
Foreign corporate bonds and obligations                               220,615        5,148       (3,535)      222,228
U.S. Government and agencies obligations                               38,362           63         (849)       37,576
Foreign government bonds and obligations                                6,213          566           (9)        6,770
State and municipal obligations                                         6,996           --         (253)        6,743
---------------------------------------------------------------------------------------------------------------------
Total fixed maturities                                              1,881,899       27,737      (27,180)    1,882,456
---------------------------------------------------------------------------------------------------------------------
  Total                                                           $ 1,881,899   $   27,737   $  (27,180)  $ 1,882,456
---------------------------------------------------------------------------------------------------------------------

Available-for-Sale securities at December 31, 2004 are distributed by type as presented below:

                                                                                   GROSS        GROSS
                                                                   AMORTIZED    UNREALIZED   UNREALIZED       FAIR
(THOUSANDS)                                                           COST         GAINS       LOSSES        VALUE
---------------------------------------------------------------------------------------------------------------------
Fixed maturities:
Corporate debt securities                                         $   968,276   $   45,108   $   (2,227)  $ 1,011,157
Mortgage and other asset-backed securities                            595,307       15,038       (1,211)      609,134
Foreign corporate bonds and obligations                               216,223       12,823         (771)      228,275
U.S. Government and agencies obligations                               40,456          214         (120)       40,550
Foreign government bonds and obligations                                5,909          503          (43)        6,369
State and municipal obligations                                         6,995           28         (195)        6,828
Structured investments(a)                                              55,545           --         (736)       54,809
---------------------------------------------------------------------------------------------------------------------
Total fixed maturities                                              1,888,711       73,714       (5,303)    1,957,122
Preferred and common stocks                                             3,000          123           --         3,123
---------------------------------------------------------------------------------------------------------------------
  Total                                                           $ 1,891,711   $   73,837   $   (5,303)  $ 1,960,245
---------------------------------------------------------------------------------------------------------------------

(a) Includes unconsolidated collateralized debt obligations and SLTs.

RIVERSOURCE OF NEW YORK VARIABLE ANNUITY ACCOUNT 2 - 137

IDS LIFE INSURANCE COMPANY OF NEW YORK

At December 31, 2005 and 2004, fixed maturity securities, excluding net unrealized appreciation and depreciation, comprised approximately 87% and 88% of IDS Life of New York's total investments, respectively. These securities are rated by Moody's Investors Service, Inc. (Moody's) and Standard & Poor's (S&P), except for approximately $56 million and $71 million of securities at December 31, 2005 and 2004, respectively, which are rated by RiverSource Investments, LLC's internal analysts using criteria similar to Moody's and S&P. Ratings on investment grade securities are presented using S&P's convention and, if the two agencies' ratings differ, the lower rating is used. A summary by rating (excluding net unrealized appreciation and depreciation) on December 31 is as follows:

RATING                                                                             2005      2004
-------------------------------------------------------------------------------------------------
AAA                                                                                  37%       35%
AA                                                                                    6         3
A                                                                                    23        23
BBB                                                                                  26        31
Below investment grade                                                                8         8
-------------------------------------------------------------------------------------------------
  Total                                                                             100%      100%
-------------------------------------------------------------------------------------------------

At December 31, 2005 and 2004, approximately 37% and 51%, respectively, of the securities rated AAA are GNMA, FNMA and FHLMC mortgage-backed securities. No holdings of any other issuer were greater than 10% of stockholder's equity.

The following table provides information about Available-for-Sale securities with gross unrealized losses and the length of time that individual securities have been in a continuous unrealized loss position as of December 31, 2005:

(THOUSANDS)                                   LESS THAN 12 MONTHS       12 MONTHS OR MORE              TOTAL
----------------------------------------------------------------------------------------------------------------------
                                               FAIR     UNREALIZED      FAIR     UNREALIZED       FAIR      UNREALIZED
DESCRIPTION OF SECURITIES:                    VALUE       LOSSES       VALUE       LOSSES        VALUE        LOSSES
----------------------------------------------------------------------------------------------------------------------
Corporate debt securities                   $ 458,798   $   10,183   $  78,600   $    3,514   $   537,398   $   13,697
Mortgage and other asset-backed
  securities                                  323,001        5,813      82,553        3,024       405,554        8,837
Foreign corporate bonds and
  obligations                                  78,203        2,023      33,623        1,512       111,826        3,535
U.S. Government and agencies
  obligations                                  37,092          849          --           --        37,092          849
Foreign government bonds and
  obligations                                     332            9          --           --           332            9
State and municipal obligations                 5,786          208         957           45         6,743          253
----------------------------------------------------------------------------------------------------------------------
  Total                                     $ 903,212   $   19,085   $ 195,733   $    8,095   $ 1,098,945   $   27,180
----------------------------------------------------------------------------------------------------------------------

The following table provides information about Available-for-Sale securities with gross unrealized losses and the length of time that individual securities have been in a continuous unrealized loss position as of December 31, 2004:

(THOUSANDS)                                   LESS THAN 12 MONTHS       12 MONTHS OR MORE              TOTAL
----------------------------------------------------------------------------------------------------------------------
                                               FAIR     UNREALIZED      FAIR     UNREALIZED       FAIR      UNREALIZED
DESCRIPTION OF SECURITIES:                    VALUE       LOSSES       VALUE       LOSSES        VALUE        LOSSES
----------------------------------------------------------------------------------------------------------------------
Corporate debt securities                   $ 143,808   $    1,081   $  38,683   $    1,146   $   182,491   $    2,227
Mortgage and other asset-backed
  securities                                  111,677        1,167       5,608           44       117,285        1,211
Foreign corporate bonds                        38,619          325      27,646          446        66,265          771
U.S. Government and agencies
  obligations                                  14,830          120         --               --     14,830          120
Foreign government bonds and
  obligations                                      97            3         767           40           864           43
State and municipal obligations                    --           --       4,806          195         4,806          195
Structured investments                             --           --      28,807          736        28,807          736
----------------------------------------------------------------------------------------------------------------------
  Total                                     $ 309,031   $    2,696   $ 106,317   $    2,607   $   415,348   $    5,303
----------------------------------------------------------------------------------------------------------------------

138 - RIVERSOURCE OF NEW YORK VARIABLE ANNUITY ACCOUNT 2

IDS LIFE INSURANCE COMPANY OF NEW YORK

In evaluating potential other-than-temporary impairments, IDS Life of New York considers the extent to which amortized costs exceeds fair value and the duration of that difference. A key metric in performing this evaluation is the ratio of fair value to amortized cost. The following table summarizes the unrealized losses by ratio of fair value to amortized cost as of December 31, 2005:

(MILLIONS, EXCEPT
NUMBER OF SECURITIES)           LESS THAN 12 MONTHS                  12 MONTHS OR MORE                        TOTAL
----------------------------------------------------------------------------------------------------------------------------------
                                                   GROSS                               GROSS                              GROSS
RATIO OF FAIR VALUE TO  NUMBER OF               UNREALIZED  NUMBER OF               UNREALIZED  NUMBER OF               UNREALIZED
AMORTIZED COST          SECURITIES  FAIR VALUE    LOSSES    SECURITIES  FAIR VALUE    LOSSES    SECURITIES  FAIR VALUE    LOSSES
----------------------------------------------------------------------------------------------------------------------------------
95% - 100%                  435       $  875      $  (17)       82        $  153      $  (5)        517      $  1,028    $   (22)
90% - 95%                    43           23          (1)       21            42         (3)         64            65         (4)
80% - 90%                     7            5          (1)        3             1         --          10             6         (1)
----------------------------------------------------------------------------------------------------------------------------------
  Total                     485       $  903      $  (19)      106        $  196      $  (8)        591      $  1,099    $   (27)
----------------------------------------------------------------------------------------------------------------------------------

A majority of the gross unrealized losses related to corporate debt securities and substantially all of the gross unrealized losses related to mortgage and other asset-backed securities are attributable to changes in interest rates. A portion of the gross unrealized losses particularly related to corporate debt securities is also attributed to credit spreads and specific issuer credit events. As noted in the table above, a significant portion of the unrealized loss relates to securities that have a fair value to amortized cost ratio of 95% or above resulting in an overall 98% ratio of fair value to amortized cost for all securities with an unrealized loss. From an overall perspective, the gross unrealized losses are not concentrated in any individual industries or with any individual securities. The largest unrealized loss associated with an individual issuer, excluding GNMA, FNMA and FHLMC mortgage-backed securities, is $0.5 million. The securities related to this issuer have a fair value to amortized cost ratio of 95% or above and have been in an unrealized loss position for 12 months or more.

IDS Life of New York monitors the investments and metrics discussed previously on a quarterly basis to identify and evaluate investments that have indications of possible other-than-temporary impairment. See the Investments section of Note 1 for information regarding IDS Life of New York's policy for determining when an investment's decline in value is other-than-temporary. As stated earlier, IDS Life of New York's ongoing monitoring process has revealed that a significant portion of the gross unrealized losses on its Available-for-Sale securities are attributable to changes in interest rates. Additionally, IDS Life of New York has the ability and intent to hold these securities for a time sufficient to recover its amortized cost and has, therefore, concluded that none are other-than-temporarily impaired at December 31, 2005.

The change in net unrealized securities gains (losses) recognized in accumulated other comprehensive income includes three components, net of tax: (i) unrealized gains (losses) that arose from changes in market value of securities that were held during the period (holding gains (losses)), (ii) gains (losses) that were previously unrealized, but have been recognized in current period net income due to sales and other-than-temporary impairments of Available-for-Sale securities (reclassification of realized (gains) losses) and (iii) other items primarily consisting of adjustments in asset and liability balances, such as DAC, DSIC and annuity liabilities to reflect the expected impact on their carrying values had the unrealized gains (losses) been realized as of the respective balance sheet dates.

The following table presents these components of other comprehensive income, net of tax:

(THOUSANDS)                                                                                2005          2004          2003
------------------------------------------------------------------------------------------------------------------------------
Holding (losses) gains, net of tax of $20,573, $366, and $2,849, respectively           $  (38,208)   $      679    $   (5,292)
Reclassification of realized gains, net of tax of $3,219, $737, and $95, respectively       (5,977)       (1,369)         (177)
DAC, net of tax of $2,419, $536 and $279, respectively                                       4,492          (994)         (518)
DSIC, net of tax of $208, $207, and $0, respectively                                           387          (384)           --
Fixed annuity liabilities, net of tax of $63, $226, and $0, respectively                      (117)         (419)           --
------------------------------------------------------------------------------------------------------------------------------
Change in net unrealized securities losses                                              $  (39,423)   $   (2,487)   $   (5,987)
------------------------------------------------------------------------------------------------------------------------------

RIVERSOURCE OF NEW YORK VARIABLE ANNUITY ACCOUNT 2 - 139

IDS LIFE INSURANCE COMPANY OF NEW YORK

The following is a distribution of Available-for-Sale securities by maturity as of December 31, 2005:

                                                                   AMORTIZED        FAIR
(THOUSANDS)                                                           COST         VALUE
-------------------------------------------------------------------------------------------
Due within 1 year                                                 $    33,855   $    34,189
Due after 1 through 5 years                                           289,819       293,149
Due after 5 through 10 years                                          836,921       835,175
Due after 10 years                                                     82,181        84,517
-------------------------------------------------------------------------------------------
                                                                    1,242,776     1,247,030
Mortgage and other asset-backed securities                            639,123       635,426
-------------------------------------------------------------------------------------------
Total                                                             $ 1,881,899   $ 1,882,456
-------------------------------------------------------------------------------------------

The expected payments on mortgage and other asset-backed securities may not coincide with their contractual maturities. As such, these securities were not included in the maturities distribution.

The table below includes sales, maturities, and purchases of investments classified as Available-for-Sale for the years ended December 31:

(THOUSANDS)                                             2005          2004          2003
-------------------------------------------------------------------------------------------
Sales                                                $  247,160    $  118,570    $  526,247
Maturities, sinking fund payments and calls          $  227,088    $  180,899    $  230,609
Purchases                                            $ (459,107)   $ (410,650)   $ (932,372)
-------------------------------------------------------------------------------------------

Included in net realized gains and losses were gross realized gains and losses on sales of securities, as well as other-than-temporary losses on investments, classified as Available-for-Sale, using the specific identification method, as noted in the following table for the years ended December 31:

(THOUSANDS)                                             2005          2004          2003
-------------------------------------------------------------------------------------------
Gross realized gains from sales                      $   11,424    $    2,698    $   18,215
Gross realized losses from sales                     $   (1,503)   $     (592)   $   (9,491)
Other-than-temporary impairments                     $     (724)         $ --    $   (8,452)
-------------------------------------------------------------------------------------------

The $0.7 million of other-than-temporary impairments in 2005 primarily relate to corporate debt securities within the auto industry which were downgraded in 2005 and subsequently deteriorated throughout the year in terms of their fair value to amortized cost ratio. The $8.5 million of other-than-temporary impairments in 2003 consisted of $6.4 million related to corporate debt securities and $2.1 million related to IDS Life of New York's interests in a collateralized debt obligations (CDO) securitization trust which was sold in 2005 as discussed below. The other-than-temporary impairments related to corporate debt securities primarily resulted from continued operating difficulties and bankruptcies of certain large airline carriers and the related overall impact on the airline industry. The other-than-temporary impairments related to IDS Life of New York's interests in the CDO securitization trust primarily resulted from defaults associated with a specific CDO within the securitization trust.

During the second quarter of 2005, IDS Life of New York sold all of its retained interest in the CDO-related securitization trust and realized a net pretax gain of $2.3 million. The carrying value of this retained interest was $28.8 million at December 31, 2004, of which $21.3 million was considered investment grade.

At both December 31, 2005 and 2004, bonds carried at $1.3 million were on deposit with various states as required by law.

MORTGAGE LOANS ON REAL ESTATE AND SYNDICATED LOANS, NET

The following is a summary of mortgage loans on real estate and syndicated loans at December 31:

(THOUSANDS)                                                           2005          2004
-------------------------------------------------------------------------------------------
Mortgage loans on real estate                                      $  247,978    $  240,718
Less: allowance for loan losses                                        (3,218)       (3,218)
-------------------------------------------------------------------------------------------
Net mortgage loans                                                 $  244,760    $  237,500
-------------------------------------------------------------------------------------------

Mortgage loans are first mortgages on real estate. IDS Life of New York holds the mortgage documents, which gives it the right to take possession of the property if the borrower fails to perform according to the terms of the agreements. Mortgage loan fundings are restricted by state insurance regulatory authorities to 80% or less of the market value of the real estate at the time of origination of the loan. Commitments to fund mortgages are made in the ordinary course of business. The estimated fair value of the mortgage commitments as of December 31, 2005 and 2004 was not material.

140 - RIVERSOURCE OF NEW YORK VARIABLE ANNUITY ACCOUNT 2

IDS LIFE INSURANCE COMPANY OF NEW YORK

At December 31, 2005 and 2004, IDS Life of New York's recorded investment in impaired mortgage loans on real estate was $2.2 million and nil, respectively, with related allowances for mortgage loan losses of $500 thousand and nil, respectively. During 2005 and 2004, the average recorded investment in impaired mortgage loans on real estate was $165 thousand and nil, respectively. IDS Life of New York recognized nil of interest income related to impaired mortgage loans on real estate for the years ended December 31, 2005, 2004 and 2003.

The balances of and changes in the total allowance for mortgage loan losses as of and for the years ended December 31, are as follows:

(THOUSANDS)                                             2005          2004          2003
-------------------------------------------------------------------------------------------
Balance, beginning of year                           $    3,218    $    2,418    $    1,436
Provision for mortgage loan losses                           --           800           982
-------------------------------------------------------------------------------------------
Balance, end of year                                 $    3,218    $    3,218    $    2,418
-------------------------------------------------------------------------------------------

Concentration of credit risk of mortgage loans on real estate by region at December 31, were:

(THOUSANDS)                                   2005                          2004
-------------------------------------------------------------------------------------------
                                   ON BALANCE       FUNDING      ON BALANCE      FUNDING
REGION                                SHEET      COMMITMENTS        SHEET      COMMITMENTS
-------------------------------------------------------------------------------------------
East North Central                $     53,007   $        --    $     46,326   $         --
Mountain                                44,657         1,700          48,030             --
South Atlantic                          41,892            --          34,790             --
Middle Atlantic                         27,160            --          26,630             --
Pacific                                 36,494            --          33,214             --
New England                             11,900            --          12,273             --
West North Central                      16,575            --          21,030             --
East South Central                      10,691         1,800           9,085             --
West South Central                       5,602         2,800           9,340             --
-------------------------------------------------------------------------------------------
                                       247,978         6,300         240,718             --
Less: allowance for loan losses         (3,218)           --          (3,218)            --
-------------------------------------------------------------------------------------------
  Total                           $    244,760   $     6,300    $    237,500   $         --
-------------------------------------------------------------------------------------------

Concentration of credit risk of mortgage loans on real estate by property type at December 31, were:

(THOUSANDS)                                   2005                          2004
-------------------------------------------------------------------------------------------
                                   ON BALANCE     FUNDING       ON BALANCE       FUNDING
PROPERTY TYPE                        SHEET      COMMITMENTS        SHEET       COMMITMENTS
-------------------------------------------------------------------------------------------
Department/retail stores          $     70,945   $        --    $     66,216   $         --
Office buildings                        62,596         2,800          67,774             --
Apartments                              35,534         1,800          37,157             --
Industrial buildings                    55,039            --          45,700             --
Medical buildings                       10,012         1,700           9,198             --
Hotels/motels                            5,338            --           5,516             --
Mixed use                                3,986            --           5,530             --
Other                                    4,528            --           3,627             --
-------------------------------------------------------------------------------------------
                                       247,978         6,300         240,718             --
Less: allowance for loan losses         (3,218)           --          (3,218)            --
-------------------------------------------------------------------------------------------
  Total                           $    244,760   $     6,300    $    237,500   $         --
-------------------------------------------------------------------------------------------

SOURCES OF INVESTMENT INCOME AND REALIZED GAINS (LOSSES) ON INVESTMENTS

Net investment income for the years ended December 31 is summarized as follows:

(THOUSANDS)                                             2005          2004          2003
-------------------------------------------------------------------------------------------
Income on fixed maturities                           $  103,731    $  101,841    $  102,140
Income on mortgage loans on real estate                  15,292        15,150        13,108
Trading securities and other investments                  5,424         4,576         3,630
-------------------------------------------------------------------------------------------
                                                        124,447       121,567       118,878
Less: investment expenses                                 1,242         1,656         1,846
-------------------------------------------------------------------------------------------
  Total                                              $  123,205    $  119,911    $  117,032
-------------------------------------------------------------------------------------------

RIVERSOURCE OF NEW YORK VARIABLE ANNUITY ACCOUNT 2 - 141

IDS LIFE INSURANCE COMPANY OF NEW YORK

Net realized gains (losses) on investments for the years ended December 31 is summarized as follows:

(THOUSANDS)                                                                          2005         2004         2003
----------------------------------------------------------------------------------------------------------------------
Fixed maturities                                                                  $    9,196   $    2,106   $      271
Mortgage loans on real estate                                                             (2)      (1,256)        (982)
Trading securities and other investments                                                  (2)          (1)           4
----------------------------------------------------------------------------------------------------------------------
  Total                                                                           $    9,192   $      849   $     (707)
----------------------------------------------------------------------------------------------------------------------

3. DEFERRED POLICY ACQUISITION COSTS AND DEFERRED SALES INDUCEMENT COSTS

The balances of and changes in DAC as of and for the years ended December 31, were:

(THOUSANDS)                                                                          2005         2004         2003
----------------------------------------------------------------------------------------------------------------------
Balance, beginning of year                                                        $  208,890   $  196,385   $  178,273
Impact of SOP 03-1                                                                        --          (14)          --
Capitalization of acquisition costs                                                   33,519       27,754       29,807
Amortization, excluding impact of changes in assumptions                             (22,650)     (15,905)     (17,699)
Amortization, impact of annual third quarter changes in DAC-related assumptions        3,600        2,200        6,800
Impact of changes in net unrealized securities losses (gains)                          6,911       (1,530)        (796)
----------------------------------------------------------------------------------------------------------------------
Balance, end of year                                                              $  230,270   $  208,890   $  196,385
----------------------------------------------------------------------------------------------------------------------

The balances of and changes in DSIC as of and for the years ended December 31, were:

(THOUSANDS)                                                                          2005         2004         2003
----------------------------------------------------------------------------------------------------------------------
Balance, beginning of year                                                        $    8,382   $    7,681   $    5,715
Capitalization of sales inducements                                                    3,960        2,562        2,808
Amortization                                                                          (1,383)      (1,269)        (842)
Impact of changes in net unrealized securities losses (gains)                            595         (592)          --
----------------------------------------------------------------------------------------------------------------------
Balance, end of year                                                              $   11,554   $    8,382   $    7,681
----------------------------------------------------------------------------------------------------------------------

4. VARIABLE ANNUITY GUARANTEES

This note discusses variable annuity guarantees for which liabilities are established under SOP 03-1, specifically GMDB and GGU. See Note 9 for more information about guarantees for which liabilities are established under SFAS 133, specifically GMWB.

The majority of the variable annuity contracts offered by IDS Life of New York contain GMDB provisions. When market values of the customer's accounts decline, the death benefit payable on a contract with a GMDB may exceed the contract accumulation value. IDS Life of New York also offers GGU provisions on variable annuities with death benefit provisions. IDS Life of New York has established additional liabilities for these variable annuity death benefits provisions.

The variable annuity death benefit liability is determined each period by estimating the expected value of death benefits in excess of the projected contract accumulation value and recognizing the excess over the estimated meaningful life based on expected assessments (e.g., mortality and expense fees, contractual administrative charges and similar fees).

The majority of the GMDB contracts provide for six year reset contract values. In determining the additional liabilities for variable annuity death benefits, IDS Life of New York projects these benefits and contract assessments using actuarial models to simulate various equity market scenarios. Significant assumptions made in projecting future benefits and assessments relate to customer asset value growth rates, mortality, persistency and investment margins and are consistent with those used for DAC asset valuation for the same contracts. As with DAC, management will review, and where appropriate, adjust its assumptions each quarter. Unless management identifies a material deviation over the course of quarterly monitoring, management will review and update these assumptions annually in the third quarter of each year.

142 - RIVERSOURCE OF NEW YORK VARIABLE ANNUITY ACCOUNT 2

IDS LIFE INSURANCE COMPANY OF NEW YORK

The following provides summary information related to variable annuity contracts for which IDS Life of New York has established additional liabilities for death benefits as of December 31:

VARIABLE ANNUITY GMDB AND GGU BY BENEFIT TYPE
(DOLLARS IN THOUSANDS)                                                                        2005           2004
---------------------------------------------------------------------------------------------------------------------
Contracts with GMDB Providing for Return of Premium  Total Contract Value                 $    332,736   $     92,674
                                                     Contract Value in Separate Accounts  $    285,387   $     57,996
                                                     Net Amount at Risk*                  $        591   $        907
                                                     Weighted Average Attained Age                  59             59
---------------------------------------------------------------------------------------------------------------------
Contracts with GMDB Providing for Six Year Reset     Total Contract Value                 $  1,545,792   $  1,621,400
                                                     Contract Value in Separate Accounts  $  1,263,467   $  1,325,691
                                                     Net Amount at Risk*                  $     47,919   $     73,753
                                                     Weighted Average Attained Age                  60             60
---------------------------------------------------------------------------------------------------------------------
Contracts with GMDB Providing for One Year Ratchet   Total Contract Value                 $    191,654   $    132,651
                                                     Contract Value in Separate Accounts  $    164,084   $    104,113
                                                     Net Amount at Risk*                  $        874   $      1,420
                                                     Weighted Average Attained Age                  60             59
---------------------------------------------------------------------------------------------------------------------
Contracts with Other GMDB                            Total Contract Value                 $     36,606   $      3,004
                                                     Contract Value in Separate Accounts  $     33,857   $      1,318
                                                     Net Amount at Risk*                  $        292   $         --
                                                     Weighted Average Attained Age                  58             67
---------------------------------------------------------------------------------------------------------------------
Contracts with GGU Death Benefit                     Total Contract Value                 $         67   $         41
                                                     Contract Value in Separate Accounts  $         67   $         41
                                                     Net Amount at Risk*                  $         --   $         --
                                                     Weighted Average Attained Age                  47             47
---------------------------------------------------------------------------------------------------------------------
Contracts with GMIB                                  Total Contract Value                 $     29,212   $     23,785
                                                     Contract Value in Separate Accounts  $     25,584   $     20,002
                                                     Net Amount at Risk*                  $          8   $         --
                                                     Weighted Average Attained Age                  58             57
---------------------------------------------------------------------------------------------------------------------

* Represents current death benefit less total contract value for GMDB and amount of gross up for GGU, and assumes the actuarially remote scenario that all claims become payable on the same day.

ADDITIONAL LIABILITIES AND INCURRED BENEFITS                                                              GMDB & GGU
---------------------------------------------------------------------------------------------------------------------
For the year ended December 31, 2005                 Liability balance at January 1                      $      1,663
                                                     Reported claims                                     $        752
                                                     Liability balance at December 31                    $        771
                                                     Incurred claims (reported + change in liability)    $       (140)
---------------------------------------------------------------------------------------------------------------------

The additional liabilities for guaranteed benefits established under SOP 03-1 are supported by general account assets. Changes in these liabilities are included in death and other benefits in the Statements of Income.

Contract values in separate accounts were invested in various equity, bond and other funds as directed by the contractholder. No gains or losses were recognized on assets transferred to separate accounts for the periods presented.

RIVERSOURCE OF NEW YORK VARIABLE ANNUITY ACCOUNT 2 - 143

IDS LIFE INSURANCE COMPANY OF NEW YORK

5. INCOME TAXES

IDS Life of New York qualifies as a life insurance company for federal income tax purposes. As such, IDS Life of New York is subject to the Internal Revenue Code provisions applicable to life insurance companies.

Provisions for income taxes were:

(THOUSANDS)                                                                        2005          2004          2003
----------------------------------------------------------------------------------------------------------------------
Federal income tax:
  Current                                                                       $    5,417    $   15,665    $   11,109
  Deferred                                                                          14,182         4,079         4,745
----------------------------------------------------------------------------------------------------------------------
Total federal income taxes                                                          19,599        19,744        15,854
----------------------------------------------------------------------------------------------------------------------
State income taxes-current                                                           2,204         1,660         1,334
----------------------------------------------------------------------------------------------------------------------
Income tax provision before accounting change                                   $   21,803    $   21,404    $   17,188
======================================================================================================================

The principal reasons that the aggregate income tax provision is different from that computed by using the U.S. statutory rate of 35% are as follows:

                                                                                      2005          2004          2003
----------------------------------------------------------------------------------------------------------------------
Tax at U.S. statutory rate                                                            35.0%         35.0%         35.0%
Changes in taxes resulting from:
  Tax-exempt interest and dividend income                                             (2.9)         (1.9)         (1.6)
  State income taxes, net of federal benefit                                           2.1           1.6           1.7
  Other, net                                                                          (1.2)         (2.0)         (1.9)
----------------------------------------------------------------------------------------------------------------------
Income tax provision before accounting change                                         33.0%         32.7%         33.2%
======================================================================================================================

Deferred income tax assets and liabilities result from temporary differences between the assets and liabilities measured for U.S. GAAP reporting versus income tax return purposes. The significant components of IDS Life of New York's deferred income tax assets and liabilities as of December 31, 2005 and 2004 are reflected in the following table:

(THOUSANDS)                                                                                      2005          2004
----------------------------------------------------------------------------------------------------------------------
Deferred income tax assets:
  Policy reserves                                                                             $   46,200    $   43,147
  Other investments                                                                                4,270        14,547
  Deferred taxes related to net securities unrealized losses                                         113            --
  Other                                                                                            3,599           864
----------------------------------------------------------------------------------------------------------------------
Total deferred income tax assets                                                                  54,182        58,558
----------------------------------------------------------------------------------------------------------------------

Deferred income tax liabilities:
  Deferred policy acquisition costs                                                               65,639        61,115
  Deferred taxes related to net securities unrealized gains                                           --        21,115
  Deferred compensation                                                                              745            --
  Other                                                                                            5,989         1,566
----------------------------------------------------------------------------------------------------------------------
Total deferred income tax liabilities                                                             72,373        83,796
----------------------------------------------------------------------------------------------------------------------
Deferred income tax liabilities, net                                                          $   18,191    $   25,238
----------------------------------------------------------------------------------------------------------------------

A portion of IDS Life of New York's income earned prior to 1984 was not subject to current taxation but was accumulated, for tax purposes, in a "policyholders' surplus account." At December 31, 2005, IDS Life of New York had a balance of $1.1 million in the policyholders' surplus account. The American Jobs Creation Act of 2004 which was enacted on October 22, 2004 provides a two-year suspension of the tax on policyholders' surplus account distributions. IDS Life of New York has made distributions of $798 thousand, which will not be subject to tax under the two-year suspension. Previously the policyholders' surplus account was only taxable if dividends to shareholders exceeded the shareholders' surplus account and/or IDS Life of New York is liquidated. Deferred taxes had not been previously established.

144 - RIVERSOURCE OF NEW YORK VARIABLE ANNUITY ACCOUNT 2

IDS LIFE INSURANCE COMPANY OF NEW YORK

IDS Life of New York is required to establish a valuation allowance for any portion of the deferred income tax assets that management believes will not be realized. Included in IDS Life of New York's deferred tax assets is a significant deferred tax asset relating to capital losses realized for tax return purposes and capital losses that have been recognized for financial statement purposes but not yet for tax return purposes. Under current U.S. federal income tax law, capital losses generally must be used against capital gain income within five years of the year in which the capital losses are recognized for tax purposes. IDS Life of New York has $10.7 million in capital loss carryforwards that expire December 31, 2009. The deferred tax benefit of these capital loss carryforwards is reflected in the other investments deferred tax assets, net of other related items. Based on analysis of IDS Life of New York's tax position, management believes it is more likely than not that the results of future operations and implementation of tax planning strategies will generate sufficient taxable income to enable IDS Life of New York to utilize all of its deferred tax assets. Accordingly, no valuation allowance for deferred tax assets has been established as of December 31, 2005 and 2004.

As a result of the separation of Ameriprise Financial from American Express, IDS Life of New York will be required to file a short period income tax return through September 30, 2005 which will be included as part of the American Express consolidated income tax return for the year ended December 31, 2005. Additionally, IDS Life and subsidiaries will not be able to file a U.S. federal income tax return with other members of the Ameriprise Financial affiliated group for five tax years following the Distribution. Therefore, IDS Life of New York will also be required to file a separate short period tax return as part of an IDS Life consolidated life insurance company income tax return for the period October 1, 2005 through December 31, 2005.

The items comprising other comprehensive income in the Statements of Stockholder's Equity are presented net of the following income tax benefit amounts:

(THOUSANDS)                          2005          2004          2003
------------------------------------------------------------------------
Net unrealized securities gains   $   21,228    $    1,340    $    3,223
------------------------------------------------------------------------
Net income tax benefit            $   21,228    $    1,340    $    3,223
------------------------------------------------------------------------

6. STATUTORY CAPITAL AND SURPLUS

Dividends which exceed the lesser or ten percent of statutory surplus as of the immediately preceding year-end, or statutory net gain from operations for the immediately preceding calendar year would require pre-notification to the Department of Insurance of the State of New York. IDS Life of New York's statutory surplus, determined in accordance with accounting practices prescribed by the State of New York, aggregated $286.7 million and $273.6 million as of December 31, 2005 and 2004, respectively. Dividends in excess of $28.7 million in 2006 would be subject to the pre-notification requirement.

Statutory net income for the years ended December 31 and capital and surplus as of December 31 are summarized as follows:

(THOUSANDS)                          2005          2004          2003
------------------------------------------------------------------------
Statutory net income              $   36,877    $   42,486    $   13,550
Statutory capital and surplus        289,672       276,572       261,553

IDS Life of New York is subject to regulatory capital requirements. Actual capital, determined on a statutory basis, as of December 31, 2005 and 2004 was $307.7 million and $291.6 million, respectively. Actual capital, as defined by the National Association of Insurance Commissioners for purposes of meeting regulatory capital requirements, includes statutory capital and surplus, plus certain statutory valuation reserves. The regulatory capital requirement was $52.5 million and $57.8 million as of December 31, 2005 and 2004, respectively.

7. RELATED PARTY TRANSACTIONS

IDS Life of New York participates in the Ameriprise Financial Retirement Plan which covers all permanent employees age 21 and over who have met certain employment requirements. Company contributions to the plan are based on participants' age, years of service and total compensation for the year. Funding of retirement costs for this plan complies with the applicable minimum funding requirements specified by ERISA. IDS Life of New York's share of the total net periodic pension cost was $75 thousand in 2005, $51 thousand in 2004, and $35 thousand in 2003.

IDS Life of New York also participates in the defined contribution pension plans of Ameriprise Financial which cover all employees who have met certain employment requirements. Company contributions to the plans are a percent of either each employee's eligible compensation or basic contributions. Costs of these plans charged to operations in 2005, 2004 and 2003 were $203 thousand, $183 thousand and $170 thousand, respectively.

IDS Life of New York has a "Sales Benefit Plan" which is an unfunded, noncontributory retirement plan for all eligible financial advisors. Total plan costs for 2005, 2004, and 2003, which are calculated on the basis of commission earnings of the individual financial advisors, were $49 thousand, $148 thousand, and $468 thousand, respectively. Such costs are included in DAC.

RIVERSOURCE OF NEW YORK VARIABLE ANNUITY ACCOUNT 2 - 145

IDS LIFE INSURANCE COMPANY OF NEW YORK

Charges by IDS Life and Ameriprise Financial for use of joint facilities, technology support, marketing services and other services aggregated $29.0 million, $20.4 million, and $20.6 million for 2005, 2004 and 2003, respectively. Certain of these costs are included in DAC. Expenses allocated to IDS Life of New York may not be reflective of expenses that would have been incurred by IDS Life of New York on a stand-alone basis.

Included in other liabilities at December 31, 2005 and 2004 are $4.1 million and $3.1 million, respectively, payable to IDS Life for federal income taxes.

8. REINSURANCE

At December 31, 2005, 2004 and 2003, traditional life and universal life insurance in force aggregated $9.0 billion, $8.4 billion and $7.6 billion, respectively, of which $3.7 billion, $2.8 billion and $2.0 billion, was reinsured at the respective year ends. IDS Life of New York also reinsures a portion of the risks assumed under LTC policies. Under all reinsurance agreements, premiums ceded to reinsurers amounted to $9.3 million, $8.4 million and $7.5 million and reinsurance recovered from reinsurers amounted to $3.1 million, $2.4 million and $1.1 million, for the years ended December 31, 2005, 2004 and 2003, respectively. Reinsurance contracts do not relieve IDS Life of New York from its primary obligation to policyholders. Life insurance in force is reported on a statutory basis.

9. DERIVATIVE FINANCIAL INSTRUMENTS

EMBEDDED DERIVATIVES

Certain annuities contain GMWB provisions, which are considered embedded derivatives. The changes in fair value of the GMWB features are recognized in death and other benefits for investment contracts and universal life-type insurance. The fair value of the embedded options for GMWB is recognized in future policy benefits for variable annuity guarantees in the Balance Sheets. The total fair value of these instruments was $213 thousand and nil at December 31, 2005 and 2004, respectively.

10. FAIR VALUE OF FINANCIAL INSTRUMENTS

The following table discloses fair value information for financial instruments. Certain items, such as life insurance obligations, employee benefit obligations, investments accounted for under the equity method, DAC and DSIC are not reflected in the table as they are not required to be disclosed in such table by SFAS No. 107, "Disclosure about Fair Value of Financial Instruments." The fair values of financial instruments are estimates based upon market conditions and perceived risks at December 31, 2005 and 2004 and require management judgment to estimate such values. These figures may not be indicative of future fair values. Additionally, management believes the value of excluded assets and liabilities is significant. The fair value of IDS Life of New York, therefore, cannot be estimated by aggregating the amounts presented herein. The following table discloses carrying value and fair value information for financial instruments at December 31:

                                                                       2005                            2004
-----------------------------------------------------------------------------------------------------------------------
                                                             CARRYING         FAIR            CARRYING          FAIR
(THOUSANDS)                                                    VALUE          VALUE             VALUE          VALUE
-----------------------------------------------------------------------------------------------------------------------
FINANCIAL ASSETS
Assets for which carrying values approximate fair values   $     42,752   $     42,752      $     30,983   $     30,983
Available-for-Sale securities                                 1,882,456      1,882,456         1,960,245      1,960,245
Mortgage loans on real estate, net                              244,760        254,326           237,500        250,553
Policy loans                                                     31,274         31,274            30,550         30,550
Trading securities                                                   48             48               106            106
Separate account assets                                       2,028,923      2,028,923         1,736,704      1,736,704
Derivative financial instruments                                    137            137               137            137

FINANCIAL LIABILITIES
Fixed annuity reserves                                     $  1,590,749   $  1,549,671      $  1,604,017   $  1,559,175
Separate account liabilities                                  1,760,610      1,692,109         1,503,643      1,449,617
Derivative financial instruments                                    341            341               174            174

146 - RIVERSOURCE OF NEW YORK VARIABLE ANNUITY ACCOUNT 2

IDS LIFE INSURANCE COMPANY OF NEW YORK

As of December 31, 2005 and 2004, the carrying and fair values of off-balance sheet financial instruments are not material. See Note 2 for carrying and fair value information regarding Available-for-Sale securities and mortgage loans on real estate (net of allowance for loan losses). The following methods were used to estimate the fair values of financial assets and financial liabilities:

FINANCIAL ASSETS

Assets for which carrying values approximate fair values include cash and cash equivalents. The carrying value approximates fair value due to the short-term nature of these instruments.

Available-for-Sale securities are carried at fair value in the Balance Sheets. Gains and losses are recognized in the results of operations upon disposition. In addition, impairment losses are recognized when management determines that a decline in value is other-than-temporary.

The fair value of mortgage loans on real estate, except those with significant credit deterioration, are estimated using discounted cash flow analysis, based on current interest rates for loans with similar terms to borrowers of similar credit quality. For loans with significant credit deterioration, fair values are based on estimates of future cash flows discounted at rates commensurate with the risk inherent in the revised cash flow projections, or for collateral dependent loans, on collateral values.

The fair value of policy loans approximates carrying value.

Trading securities are carried at fair value in the Balance Sheets with changes in fair value recognized in current period earnings.

Separate account assets are carried at fair value in the Balance Sheets.

Derivative financial instruments are carried at fair value within other assets or other liabilities. The fair value of the derivative financial instruments are determined using either market quotes or valuation models that are based upon the net present value of estimated future cash flows and incorporate current market data inputs.

FINANCIAL LIABILITIES

Fair values of fixed annuities in deferral status are estimated as the accumulated value less applicable surrender charges. For annuities in payout status, fair value is estimated using discounted cash flows based on current interest rates. The fair value of these reserves excludes life insurance related elements of $99.3 million and $98.8 million as of December 31, 2005 and 2004, respectively. If the fair value of the fixed annuities were realized, the surrender charges received would be offset by the write off of the DAC and DSIC associated with the fixed annuities of $48.1 million and $53.7 million as of December 31, 2005 and 2004, respectively.

Fair values of separate account liabilities, excluding life insurance-related elements of $268.3 million and $233.1 million at December 31, 2005 and 2004, respectively, are estimated as the accumulated value less applicable surrender charges. If the fair value of the separate account liabilities were realized, the surrender charges received would be offset by the write off of the DAC and DSIC associated with separate account liabilities of $101.3 million and $86.2 million as of December 31, 2005 and 2004, respectively.

11. COMMITMENTS AND CONTINGENCIES

At December 31, 2005 and 2004, IDS Life of New York had no commitments to purchase investments other than mortgage loan fundings (see Note 2).

The Securities and Exchange Commission, the National Association of Securities Dealers and several state authorities have brought proceedings challenging several mutual fund and variable product financial practices, generally including suitability, late trading, market timing, compensation and disclosure of revenue sharing arrangements. IDS Life of New York has received requests for information and has been contacted by regulatory authorities concerning its practices and is cooperating fully with these inquiries.

IDS Life of New York is involved in a number of other legal and arbitration proceedings concerning matters arising in connection with the conduct of its business activities. IDS Life of New York believes that it is not a party to, nor are any of its properties the subject of, any pending legal, arbitration or regulatory proceedings that would have a material adverse effect on its financial condition, results of operations or liquidity. However, it is possible that the outcome of any such proceedings could have a material impact on results of operations in any particular reporting period as the proceedings are resolved.

The IRS routinely examines IDS Life of New York's federal income tax returns and recently completed its audit of IDS Life of New York for the 1993 through 1996 tax years. The IRS is currently conducting an audit of IDS Life of New York for the 1997 through 2002 tax years. Management does not believe there will be a material adverse effect on IDS Life of New York's financial condition or results of operations as a result of these audits.

RIVERSOURCE OF NEW YORK VARIABLE ANNUITY ACCOUNT 2 - 147

IDS LIFE INSURANCE COMPANY OF NEW YORK

12. STATUTORY INSURANCE ACCOUNTING PRACTICES

Reconciliations of net income for the years ended December 31 and stockholder's equity at December 31, as shown in the accompanying financial statements, to that determined using statutory accounting practices are as follows:

(THOUSANDS)                                                                      2005          2004          2003
--------------------------------------------------------------------------------------------------------------------
Net income, per accompanying financial statements                             $   44,210    $   41,238    $   34,644
Deferred policy acquisition costs                                                (14,469)      (14,049)      (18,908)
Deferred sales inducement costs                                                   (2,577)       (1,293)       (1,966)
Adjustments of future policy benefit liabilities                                 (10,343)       (4,169)       (6,103)
Deferred income tax expense                                                       14,182        10,987         4,745
Cumulative effect of accounting change, net of tax                                    --         2,748            --
Provision for losses on investments                                                 (500)          800           340
Interest maintenance reserves gain/loss transfer and amortization                 (5,262)         (988)       (6,650)
Adjustment to separate account reserves                                           14,075         4,185         6,711
Other, net                                                                        (2,439)        3,027           737
--------------------------------------------------------------------------------------------------------------------
Statutory-basis net income                                                    $   36,877    $   42,486    $   13,550
--------------------------------------------------------------------------------------------------------------------

(THOUSANDS)                                                                      2005          2004          2003
--------------------------------------------------------------------------------------------------------------------
Stockholder's equity, per accompanying financial statements                   $  459,039    $  476,752    $  459,501
Deferred policy acquisition costs                                               (230,270)     (208,890)     (196,385)
Deferred sales inducements                                                       (11,554)       (8,382)       (7,681)
Adjustments of future policy benefit liabilities                                  27,866        31,815        21,874
Deferred income tax liabilities                                                   49,337        62,712        61,647
Asset valuation reserve                                                          (18,077)      (15,021)      (10,111)
Net unrealized loss (gain) on investments                                          2,663       (15,050)      (16,618)
Adjustments of separate account liabilities                                       71,343        60,737        56,516
Adjustments of investments to amortized cost                                      (2,300)      (52,563)      (52,048)
Premiums due, deferred and in advance                                                925         1,063         1,186
Deferred revenue liability                                                         4,242         4,457         4,584
Reserves for mortgage loan losses                                                  1,797         2,298         1,498
Non-admitted assets                                                              (27,576)      (28,716)      (33,757)
Interest maintenance reserve                                                      (8,953)       (5,459)       (5,007)
Reinsurance ceded reserves                                                       (35,042)      (31,245)      (24,209)
Other, net                                                                         6,232         2,064           563
--------------------------------------------------------------------------------------------------------------------
Statutory-basis capital and surplus                                           $  289,672    $  276,572    $  261,553
--------------------------------------------------------------------------------------------------------------------

148 - RIVERSOURCE OF NEW YORK VARIABLE ANNUITY ACCOUNT 2

IDS LIFE INSURANCE COMPANY OF NEW YORK

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

THE BOARD OF DIRECTORS

IDS LIFE INSURANCE COMPANY OF NEW YORK

We have audited the accompanying Balance Sheets of IDS Life Insurance Company of New York (a wholly-owned subsidiary of IDS Life Insurance Company) as of December 31, 2005 and 2004, and the related Statements of Income, Stockholder's Equity and Cash Flows for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of IDS Life Insurance Company of New York's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of IDS Life Insurance Company of New York at December 31, 2005 and 2004, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1 to the Financial Statements, in 2004 IDS Life Insurance Company of New York adopted the provisions of the American Institute of Certified Public Accountants Statement of Position 03-1, "Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts."

As discussed in Note 1, retained earnings for the beginning of 2003 has been restated to correct the accounting for deferred taxes as of that date.


                                                           /s/ Ernst & Young LLP

Minneapolis, Minnesota
February 27, 2006

RIVERSOURCE OF NEW YORK VARIABLE ANNUITY ACCOUNT 2 - 149

IDS LIFE INSURANCE COMPANY OF NEW YORK

BALANCE SHEETS

DECEMBER 31, (THOUSANDS, EXCEPT SHARE DATA)                                                                2005           2004
ASSETS
Investments:
Available-for-Sale:
    Fixed maturities, at fair value (amortized cost: 2005, $1,345,119; 2004, $1,346,261)               $  1,347,418   $  1,398,741
    Preferred and common stocks, at fair value (cost: 2005, $0; 2004, $2,000)                                    --          2,082
Mortgage loans on real estate, at cost (less allowance for loan losses: 2005 and 2004, $2,297)              168,876        166,218
Policy loans                                                                                                 31,274         30,550
Trading securities and other investments                                                                         12             30
----------------------------------------------------------------------------------------------------------------------------------
       Total investments                                                                                  1,547,580      1,597,621

Cash and cash equivalents                                                                                    28,241         25,176
Reinsurance recoverables                                                                                     36,885         31,006
Amounts due from brokers                                                                                         65              9
Other accounts receivable                                                                                     3,486          2,740
Accrued investment income                                                                                    16,839         17,630
Deferred policy acquisition costs                                                                           210,284        190,548
Deferred sales inducement costs                                                                               9,562          6,186
Other assets                                                                                                  5,685          5,543
Separate account assets                                                                                   1,955,133      1,681,670
----------------------------------------------------------------------------------------------------------------------------------
       Total assets                                                                                    $  3,813,760   $  3,558,129
==================================================================================================================================

LIABILITIES AND STOCKHOLDER'S EQUITY
Liabilities:
Future policy benefits:
    Fixed annuities                                                                                    $  1,126,367   $  1,137,105
    Variable annuity guarantees                                                                                 921          1,565
    Universal life insurance                                                                                187,589        183,305
    Traditional life insurance                                                                               20,973         20,256
    Disability income and long-term care insurance                                                          122,476        110,536
Policy claims and other policyholders' funds                                                                  6,796          5,600
Deferred income taxes, net (as restated for 2004, see Note 1)                                                18,776         24,267
Other liabilities                                                                                             8,410         13,000
Separate account liabilities                                                                              1,955,133      1,681,670
----------------------------------------------------------------------------------------------------------------------------------
       Total liabilities                                                                                  3,447,441      3,177,304
----------------------------------------------------------------------------------------------------------------------------------

Stockholder's equity:
    Capital stock, $10 par value; 200,000 shares authorized, issued and outstanding                           2,000          2,000
    Additional paid-in capital                                                                               49,000         49,000
    Retained earnings (as restated for 2004, see Note 1)                                                    314,519        299,846
    Accumulated other comprehensive income, net of tax:
       Net unrealized securities gains                                                                          800         29,979
----------------------------------------------------------------------------------------------------------------------------------
       Total stockholder's equity                                                                           366,319        380,825
----------------------------------------------------------------------------------------------------------------------------------
Total liabilities and stockholder's equity                                                             $  3,813,760   $  3,558,129
==================================================================================================================================

See accompanying Notes to Financial Statements.

150 - RIVERSOURCE OF NEW YORK VARIABLE ANNUITY ACCOUNT 2

IDS LIFE INSURANCE COMPANY OF NEW YORK

STATEMENTS OF INCOME

YEARS ENDED DECEMBER 31, (THOUSANDS)                                             2005          2004          2003
REVENUES
Premiums:
    Traditional life insurance                                                $    4,397    $    4,072    $    3,825
    Disability income and long-term care insurance                                17,696        17,643        17,873
--------------------------------------------------------------------------------------------------------------------
       Total premiums                                                             22,093        21,715        21,698
Net investment income                                                             88,729        86,035        87,117
Contractholder and policyholder charges                                           32,756        31,519        29,729
Mortality and expense risk and other fees                                         23,369        20,605        14,326
Net realized gain (loss) on investments                                            7,250           575          (338)
--------------------------------------------------------------------------------------------------------------------
       Total revenues                                                            174,197       160,449       152,532
--------------------------------------------------------------------------------------------------------------------

BENEFITS AND EXPENSES
Death and other benefits:
    Traditional life insurance                                                     2,845         2,693         3,812
    Investment contracts and universal life-type insurance                         8,931        11,541        11,885
    Disability income and long-term care insurance                                 6,009         5,264         3,598
(Decrease) increase in liabilities for future policy benefits:
    Traditional life insurance                                                      (404)         (556)         (704)
    Disability income and long-term care insurance                                 8,064         8,897        10,401
Interest credited to account values                                               51,202        48,403        51,823
Amortization of deferred policy acquisition costs                                 16,014        10,489         8,479
Separation costs                                                                   3,915            --            --
Other insurance and operating expenses                                            23,180        17,862        17,024
--------------------------------------------------------------------------------------------------------------------
       Total benefits and expenses                                               119,756       104,593       106,318
--------------------------------------------------------------------------------------------------------------------
Income before income tax provision and accounting change                          54,441        55,856        46,214
Income tax provision                                                              17,268        18,113        15,286
--------------------------------------------------------------------------------------------------------------------
Income before accounting change                                                   37,173        37,743        30,928
Cumulative effect of accounting change, net of tax                                    --        (2,725)           --
--------------------------------------------------------------------------------------------------------------------
Net income                                                                    $   37,173    $   35,018    $   30,928
====================================================================================================================

See accompanying Notes to Financial Statements.

RIVERSOURCE OF NEW YORK VARIABLE ANNUITY ACCOUNT 2 - 151

IDS LIFE INSURANCE COMPANY OF NEW YORK

STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, (THOUSANDS)                                             2005          2004         2003
CASH FLOWS FROM OPERATING ACTIVITIES
Net income                                                                    $   37,173    $   35,018    $   30,928
Adjustments to reconcile net income to net cash provided by operating activities:
    Cumulative effect of accounting change, net of tax                                --         2,725            --
    Amortization of deferred policy acquisition costs                             16,014        10,489         8,479
    Amortization of deferred sales inducement costs                                  788           892           633
    Capitalization of deferred policy acquisition costs                          (30,570)      (23,802)      (23,927)
    Capitalization of deferred sales inducement costs                             (3,791)       (1,752)       (2,213)
    Amortization of premium, net                                                   2,545         2,236           808
    Deferred income taxes                                                         10,222         4,050         3,870
    Policyholder and contractholder charges, non-cash                            (14,565)      (14,266)      (14,352)
    Net realized (gain) loss on investments                                       (7,250)         (575)          338
    Net realized gain on trading securities                                           --            (1)           --
Change in operating assets and liabilities:
    Trading securities, net                                                           18           (29)           --
    Future policy benefits for traditional life, disability income and
     long-term care insurance                                                     12,657        13,750        14,246
    Policy claims and other policyholder's funds                                   1,196           822         2,435
    Policy loans, excluding universal life-type insurance:
       Repayment                                                                   2,266         2,494         2,566
       Issuance                                                                   (2,792)       (2,554)       (2,230)
    Reinsurance recoverables                                                      (5,879)       (6,827)       (4,112)
    Other accounts receivable                                                       (746)         (609)         (555)
    Accrued investment income                                                        791            25          (707)
    Other assets and liabilities, net                                             (3,633)         (702)       (1,857)
--------------------------------------------------------------------------------------------------------------------
       Net cash provided by operating activities                                  14,444        21,384        14,350
--------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES
Available-for-Sale securities:
    Sales                                                                        159,378        92,583       488,168
    Maturities, sinking fund payments and calls                                  135,670       128,099       139,530
    Purchases                                                                   (287,197)     (278,401)     (718,910)
Other investments, excluding policy loans:
    Sales, maturities, sinking fund payments and calls                            16,701        31,508        24,184
    Purchases                                                                    (19,361)      (40,402)      (70,848)
    Change in amounts due to and from brokers, net                                   (56)            3           (12)
--------------------------------------------------------------------------------------------------------------------
       Net cash provided by (used in) investing activities                         5,135       (66,610)     (137,888)
--------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES
Activity related to investment contracts and universal life-type insurance:
    Considerations received                                                       75,403       111,916       141,822
    Interest credited to account values                                           51,202        48,403        51,823
    Surrenders and other benefits                                               (120,421)      (81,182)      (61,174)
Universal life-type insurance policy loans:
    Repayment                                                                      5,030         4,735         4,484
    Issuance                                                                      (5,228)       (5,585)       (3,908)
Cash dividends to IDS Life Insurance Company                                     (22,500)      (21,500)      (20,000)
--------------------------------------------------------------------------------------------------------------------
       Net cash (used in) provided by financing activities                       (16,514)       56,787       113,047
--------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents                               3,065        11,561       (10,491)
Cash and cash equivalents at beginning of year                                    25,176        13,615        24,106
--------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                                      $   28,241    $   25,176    $   13,615
====================================================================================================================

Supplemental disclosures:
    Income taxes paid                                                         $   12,132    $   12,378    $   12,340
    Interest paid on borrowings                                                        8            --           108

See accompanying Notes to Financial Statements.

152 - RIVERSOURCE OF NEW YORK VARIABLE ANNUITY ACCOUNT 2

IDS LIFE INSURANCE COMPANY OF NEW YORK

STATEMENTS OF STOCKHOLDER'S EQUITY

                                                                                        ADDITIONAL               ACCUMULATED OTHER
                                                                             CAPITAL     PAID-IN     RETAINED       COMPREHENSIVE
FOR THE THREE YEARS ENDED DECEMBER 31, 2005 (THOUSANDS)            TOTAL      STOCK      CAPITAL     EARNINGS          INCOME
----------------------------------------------------------------------------------------------------------------------------------
Balances at December 31, 2002 as previously reported             $ 381,855  $    2,000  $   49,000  $   295,714  $          35,141
Deferred tax adjustment (Note 1)                                   (20,314)                             (20,314)
                                                                 -----------------------------------------------------------------
Balances at December 31, 2002, as restated                         361,541       2,000      49,000      275,400             35,141
Comprehensive income:
    Net income                                                      30,928                               30,928
    Change in unrealized holding gains on securities, net           (3,912)                                                 (3,912)
                                                                 ---------
    Total comprehensive income                                      27,016
Cash dividends                                                     (20,000)                             (20,000)
----------------------------------------------------------------------------------------------------------------------------------

Balances at December 31, 2003, as restated                         368,557       2,000      49,000      286,328             31,229
Comprehensive income:
    Net income                                                      35,018                               35,018
    Change in unrealized holding gains on securities, net           (1,250)                                                 (1,250)
                                                                 ---------
    Total comprehensive income                                      33,768
Cash dividends                                                     (21,500)                             (21,500)
----------------------------------------------------------------------------------------------------------------------------------

Balances at December 31, 2004, as restated                         380,825       2,000      49,000      299,846             29,979
Comprehensive income:
    Net income                                                      37,173                               37,173
    Change in unrealized holding gains on securities, net          (29,179)                                                (29,179)
                                                                 ---------
    Total comprehensive income                                       7,994
Cash dividends                                                     (22,500)                             (22,500)
----------------------------------------------------------------------------------------------------------------------------------
Balances at December 31, 2005                                    $ 366,319  $    2,000  $   49,000  $   314,519  $             800
==================================================================================================================================

See accompanying Notes to Financial Statements.

RIVERSOURCE OF NEW YORK VARIABLE ANNUITY ACCOUNT 2 - 153

IDS LIFE INSURANCE COMPANY OF NEW YORK

NOTES TO FINANCIAL STATEMENTS

1. NATURE OF BUSINESS, BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF BUSINESS

IDS Life Insurance Company of New York (IDS Life of New York) is a stock life insurance company domiciled in New York, which holds Certificates of Authority in New York and North Dakota. IDS Life of New York is a wholly-owned subsidiary of IDS Life Insurance Company (IDS Life), which is domiciled in Minnesota. IDS Life is a wholly-owned subsidiary of Ameriprise Financial, Inc. (Ameriprise Financial). IDS Life of New York serves residents of the State of New York.

Prior to August 1, 2005, Ameriprise Financial was referred to as American Express Financial Corporation. On February 1, 2005 American Express Company (American Express) announced its intention to pursue the disposition of 100% of its shareholding in what is now Ameriprise Financial (the Separation) through a tax-free distribution to American Express shareholders. Effective as of the close of business on September 30, 2005, American Express completed the Separation and distribution of common shares to American Express shareholders (the Distribution). In connection with the Distribution, Ameriprise Financial entered into certain agreements with American Express to effect the separation of its business and to define the responsibility for obligations arising before and after the date of the Distribution, including, among others, obligations relating to transition services, taxes, and employees. IDS Life of New York was allocated certain separation and Distribution-related expenses incurred as a result of Ameriprise Financial becoming an independent company. Cumulatively, the expenses incurred and allocated to IDS Life of New York are significant to IDS Life of New York.

IDS Life of New York's principal products are deferred annuities and universal life insurance which are issued primarily to individuals. It offers single premium and flexible premium deferred annuities on both a fixed and variable dollar basis. Immediate annuities are offered as well. IDS Life of New York's fixed deferred annuities guarantee a minimum interest rate during the accumulation period (the time before annuity payments begin). However, IDS Life of New York has the option of paying a higher rate set at its discretion. IDS Life of New York also offers variable annuities, including the RiverSource Retirement Advisor Advantage Plus(SM) Variable Annuity and the RiverSource Retirement Advisor Select Plus(SM) Variable Annuity. Life insurance products currently offered by IDS Life of New York include universal life (fixed and variable, single life and joint life) and term products. Waiver of premium and accidental death benefit riders are generally available with these life insurance products. IDS Life of New York also markets disability income (DI) insurance. Although IDS Life of New York discontinued issuance of long-term care
(LTC) insurance at the end of 2002, IDS Life retains risk on a large block of existing contracts, most of which are 50% reinsured. In May 2003, IDS Life of New York began outsourcing claims administration on LTC.

Under IDS Life of New York's variable life and annuity products described above, the purchaser may choose among investment options that include IDS Life of New York's "general account" and separate account investment options. Separate account options include accounts investing in common stocks, bonds, managed funds and/or short-term securities.

BASIS OF PRESENTATION

The accompanying Financial Statements have been prepared in conformity with United States generally accepted accounting principles (GAAP) which vary in certain respects from reporting practices prescribed or permitted by the New York Department of Insurance (IDS Life of New York's primary regulator), as reconciled in Note 12. Certain prior year amounts have been reclassified to conform to the current year's presentation. Additionally, IDS Life of New York recorded a $20.3 million adjustment to decrease December 31, 2002 retained earnings. The adjustment resulted from a detailed review of the deferred tax asset and liability accounts whereby it was determined that IDS Life of New York did not give proper consideration to all temporary differences, which increased the previously reported balance for deferred income taxes, net and decreased the previously reported balance for retained earnings as of December 31, 2004. The transactions that gave rise to the temporary differences primarily occurred in 2001 and prior years. Accordingly, this restatement has no effect on the reported results of operations for 2004 and 2003.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

154 - RIVERSOURCE OF NEW YORK VARIABLE ANNUITY ACCOUNT 2

IDS LIFE INSURANCE COMPANY OF NEW YORK

BALANCE SHEET

INVESTMENTS

Investments consist of the following:

AVAILABLE-FOR-SALE SECURITIES

Available-for-Sale securities are carried at fair value on the Balance Sheets with unrealized gains (losses) recorded in accumulated other comprehensive income (loss) within equity, net of income tax provision (benefit) and net of adjustments in asset and liability balances, such as deferred policy acquisition costs (DAC), to reflect the expected impact on their carrying values had the unrealized gains (losses) been realized as of the respective balance sheet date. Gains and losses are recognized in results of operations upon disposition of the securities. In addition, losses are also recognized when management determines that a decline in value is other-than-temporary, which requires judgment regarding the amount and timing of recovery. Indicators of other-than-temporary impairment for debt securities include issuer downgrade, default or bankruptcy. IDS Life of New York also considers the extent to which amortized cost exceeds fair value, the duration of that difference, and management's judgment about the issuer's current and prospective financial condition, as well as its ability and intent to hold until recovery. Other-than-temporary impairment charges are recorded in net realized gains (losses) on investments within the Statements of Income. Fair value is generally based on quoted market prices.

MORTGAGE LOANS ON REAL ESTATE, NET

Mortgage loans on real estate reflect principal amounts outstanding less allowance for mortgage loan losses. The allowance for mortgage loan losses is measured as the excess of the loan's recorded investment over the present value of its expected principal and interest payments discounted at the loan's effective interest rate, or the fair value of collateral. Additionally, the level of the allowance for mortgage loan losses considers other factors, including historical experience and current economic and political conditions. Management regularly evaluates the adequacy of the allowance for mortgage loan losses and believes it is adequate to absorb estimated losses in the portfolio.

IDS Life of New York generally stops accruing interest on mortgage loans for which interest payments are delinquent more than three months. Based on management's judgment as to the ultimate collectibility of principal, interest payments received are either recognized as income or applied to the recorded investment in the loan.

POLICY LOANS

Policy loans are carried at the aggregate of the unpaid loan balances, which do not exceed the cash surrender values of the related policies.

TRADING SECURITIES AND OTHER INVESTMENTS

Included in trading securities and other investments is separate account seed money. Separate account seed money is carried at fair market value with changes in value recognized in the Statements of Income within net investment income.

CASH AND CASH EQUIVALENTS

IDS Life of New York has defined cash equivalents to include highly liquid investments with original maturities of 90 days or less.

REINSURANCE

IDS Life of New York reinsures a portion of the insurance risks associated with its life and LTC insurance products through reinsurance agreements with unaffiliated insurance companies. Reinsurance is used in order to limit losses, minimize exposure to large risks, provide additional capacity for future growth and to effect business-sharing arrangements. IDS Life of New York evaluates the financial condition of reinsurers to manage its exposure to significant losses from reinsurer insolvencies. IDS Life of New York remains primarily liable as the direct insurer on all risks reinsured.

Generally, IDS Life of New York reinsures 90% of the death benefit liability related to fixed and variable universal life and term life insurance products insuring a single life. IDS Life of New York began reinsuring risks at this level beginning in 2002 for term life insurance and 2003 for variable and universal life insurance. Policies issued prior to these dates are not subject to these same reinsurance levels. The maximum amount of life insurance risk retained by IDS Life of New York is $750,000 on any policy insuring a single life and $1.5 million on any flexible premium survivorship variable life policy. For existing LTC policies sold after 1995, IDS Life of New York retained 50% of the risk and the remaining 50% of the risk was ceded to General Electric Capital Assurance Company of New York. Risk on variable life and universal life policies is reinsured on a yearly renewable term basis. Risk on recent term life and LTC policies is reinsured on a coinsurance basis.

IDS Life of New York retains all risk for new claims on DI contracts. Risk is currently managed by limiting the amount of disability insurance written on any one individual. IDS Life of New York also retains all accidental death benefit and waiver of premium risk.

RIVERSOURCE OF NEW YORK VARIABLE ANNUITY ACCOUNT 2 - 155

IDS LIFE INSURANCE COMPANY OF NEW YORK

DEFERRED POLICY ACQUISITION COSTS

DAC represents the costs of acquiring new business, principally direct sales commissions and other distribution and underwriting costs that have been deferred on the sale of annuity and life, DI and LTC insurance products. These costs are deferred to the extent they are recoverable from future profits. For annuity and insurance products, DAC is amortized over periods approximating the lives of the business, generally as a percentage of premiums or estimated gross profits or as a portion of product interest margins depending on the product's characteristics.

For IDS Life of New York's annuity and insurance products, the projections underlying the amortization of DAC require the use of certain assumptions, including interest margins, mortality and morbidity rates, persistency, maintenance expense levels and customer asset value growth rates for variable products. Management routinely monitors a wide variety of trends in the business, including comparisons of actual and assumed experience. The customer asset value growth rate is the rate at which contract values are assumed to appreciate in the future. The rate is net of asset fees and anticipates a blend of equity and fixed income investments. Management reviews and, where appropriate, adjusts its assumptions with respect to client asset value growth rates on a quarterly basis.

Management monitors other principal DAC assumptions, such as interest margin, mortality and morbidity rates, persistency and maintenance expense level assumptions, each quarter. Unless management identifies a material deviation over the course of the quarterly monitoring, management reviews and updates these DAC assumptions annually in the third quarter of each year. When assumptions are changed, the percentage of estimated gross profits or portion of interest margins used to amortize DAC may also change. A change in the required amortization percentage is applied retrospectively; an increase in amortization percentage will result in an increase in DAC amortization expense while a decrease in amortization percentage will result in a decrease in DAC amortization expense. The impact on results of operations of changing assumptions with respect to the amortization of DAC can be either positive or negative in any particular period and is reflected in the period in which such changes are made.

DEFERRED SALES INDUCEMENT COSTS

Deferred sales inducement costs (DSIC) consist of bonus interest credits and deposit credits added to certain annuity contract values. These benefits are capitalized to the extent they are incremental to amounts that would be credited on similar contracts without the applicable feature. These costs were previously included in DAC and were reclassified as part of the adoption of the American Institute of Certified Public Accountants (AICPA) Statement of Position 03-1, "Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts" (SOP 03-1). The amounts capitalized are amortized using the same methodology and assumptions used to amortize DAC.

SEPARATE ACCOUNT ASSETS AND LIABILITIES

Separate account assets and liabilities are funds held for exclusive benefit of variable annuity contractholders and variable life insurance policyholders. IDS Life of New York receives mortality and expense risk and other fees, including payments from its affiliate, RiverSource Investments, LLC for providing certain sponsor and related servicing activity, which are based on asset levels, guaranteed minimum death benefit (GMDB) fees and cost of insurance charges from the related accounts. In addition, IDS Life of New York also receives marketing and administrative support payments from the affiliates of other companies' funds included as investment options in its variable annuity and variable life insurance products, which vary based on the level of variable assets.

IDS Life of New York provides contractual mortality assurances to variable annuity contractholders that the net assets of the separate accounts will not be affected by future variations in the actual life expectancy experience of the annuitants and beneficiaries from the mortality assumptions implicit in the annuity contracts. IDS Life of New York makes periodic fund transfers to, or withdrawals from, the separate account assets for such actuarial adjustments for variable annuities that are in the benefit payment period. IDS Life of New York also guarantees that the rates at which administrative charges are deducted from contract funds will not exceed contractual maximums.

For variable life insurance, IDS Life of New York guarantees that the rates at which insurance charges and administrative charges are deducted from contract funds will not exceed contractual maximums. IDS Life of New York also guarantees that death benefits will continue to be payable at the initial level regardless of investment performance so long as the minimum premium payments are made.

156 - RIVERSOURCE OF NEW YORK VARIABLE ANNUITY ACCOUNT 2

IDS LIFE INSURANCE COMPANY OF NEW YORK

LIABILITIES FOR FUTURE POLICY BENEFITS AND CLAIMS

FIXED ANNUITIES AND VARIABLE ANNUITY GUARANTEES

Liabilities for fixed and variable deferred annuities are equal to accumulation values which are the cumulative gross deposits, credited interest and fund performance less withdrawals and mortality and expense risk charges.

The majority of the variable annuity contracts offered by IDS Life of New York contain GMDB provisions. When market values of the customer's accounts decline, the death benefit payable on a contract with a GMDB may exceed the contract accumulation value. IDS Life of New York also offers variable annuities with death benefit provisions that gross up the amount payable by a certain percentage of contract earnings. These are referred to as gain gross-up (GGU) benefits. In addition, IDS Life of New York offers contracts containing guaranteed minimum withdrawal benefit (GMWB) provisions.

Effective January 1, 2004, liabilities for these variable annuity death benefits have been established under SOP 03-1. Actuarial models to simulate various equity market scenarios are used to project these benefits and contract assessments and include making significant assumptions related to customer asset value growth rates, mortality, persistency and investment margins. These assumptions, as well as their periodic review by management, are consistent with those used for DAC purposes. Prior to the adoption of SOP 03-1, amounts paid in excess of contract value were expensed when payable. See the "Recently Issued Accounting Standards" section below and Note 4 for more information about these guaranteed benefits.

GMWB provisions are considered embedded derivatives under Statement of Financial Accounting Standards Board No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS 133) and, accordingly, are carried at fair value within future policy benefits for variable annuity guarantees on the Balance Sheets. The fair value of these embedded derivatives is based on the present value of future benefits less applicable fees charged for the provision. Changes in fair value are reflected in death and other benefits for investment contracts and universal life-type insurance within the Statements of Income.

Liabilities for fixed annuities in a benefit or payout status are based on future estimated payments using established industry mortality tables and interest rates, ranging from 4.6% to 9.5% at December 31, 2005, depending on year of issue, with an average rate of approximately 6.0%.

LIFE, DISABILITY INCOME AND LONG-TERM CARE POLICIES

Liabilities for insurance claims that have been reported but have not yet been paid (unpaid claim liabilities) are equal to the death benefits payable under the policies. For DI and LTC claims, unpaid claim liabilities are equal to benefit amounts due and accrued including the expense of reviewing claims and making benefit payment determinations. Liabilities for claims that have been incurred but not reported are estimated based on periodic analysis of the actual lag between when a claim occurs and when it is reported. Where applicable, amounts recoverable from other insurers who share in the risk of the products offered (reinsurers) are separately recorded as receivables.

Liabilities for fixed and variable universal life insurance are equal to accumulation values which are the cumulative gross deposits, credited interest, and fund performance less withdrawals and mortality and expense risk charges. Liabilities for future benefits on term and whole life insurance are based on the net level premium method, using anticipated premium payments, mortality rates, policy persistency and interest rates earned on the assets supporting the liability. Anticipated mortality rates are based on established industry mortality tables, with modifications based on IDS Life of New York's experience. Anticipated policy premium payments and persistency rates vary by policy form, issue age and policy duration. Anticipated interest rates range from 4% to 10% at December 31, 2005, depending on policy form, issue year and policy duration. IDS Life of New York issues only non-participating life insurance policies, which do not pay dividends to policyholders from the insurers' earnings.

Liabilities for future policy benefits include both policy reserves and claim reserves on DI and LTC products. Policy reserves are the amounts needed to meet obligations for future claims and are based on the net level premium method, using anticipated premium payments and morbidity, mortality, policy persistency and discount rates. Anticipated morbidity and mortality rates are based on established industry morbidity and mortality tables. Anticipated policy persistency rates vary by policy form, issue age, policy duration and, for DI policies, occupation class. Anticipated discount rates for DI policy reserves are 7.5% at policy issue and grade to 5% over 5 years. Anticipated discount rates for LTC policy reserves are currently 6.0% at December 31, 2005 grading up to 8.9% over 29 years.

Claim reserves on DI and LTC products are the amounts needed to meet obligations for continuing claim payments on already incurred claims. Claim reserves are calculated based on claim continuance tables which estimate the likelihood that an individual will continue to be eligible for benefits and anticipated interest rates earned on assets supporting the reserves. Anticipated claim continuance rates are based on established industry tables. Anticipated interest rates for claim reserves for both DI and LTC range from 3.0% to 8.0% at December 31, 2005, with an average rate of approximately 4.9%.

RIVERSOURCE OF NEW YORK VARIABLE ANNUITY ACCOUNT 2 - 157

IDS LIFE INSURANCE COMPANY OF NEW YORK

REVENUES AND EXPENSES

IDS Life of New York's principal sources of revenue include premium revenues, net investment income, contractholder and policyholder charges and mortality and expense risk and other fees.

PREMIUM REVENUES

Premium revenues include premiums on traditional life, DI and LTC insurance products. Such premiums are recognized as revenue when due.

NET INVESTMENT INCOME

Net investment income predominantly consists of interest income earned on fixed maturity securities classified as Available-for-Sale, mortgage loans on real estate and policy loans. Interest income is accrued as earned using the effective interest method, which makes an adjustment of the yield for security premiums and discounts on all performing fixed maturity securities classified as Available-for-Sale, excluding structured securities, and mortgage loans on real estate so that the related security or loan recognizes a constant rate of return on the outstanding balance throughout its term.

CONTRACTHOLDER AND POLICYHOLDER CHARGES

Contractholder and policyholder charges include certain charges assessed on annuities and fixed and variable universal life insurance, such as cost of insurance and administrative and surrender charges. Cost of insurance charges on fixed and variable universal life insurance are recognized as revenue when earned, whereas contract charges and surrender charges on annuities and universal and variable universal life insurance are recognized as revenue when collected.

MORTALITY AND EXPENSE RISK AND OTHER FEES

Mortality and expense risk and other fees include risk, management and administration fees, which are generated directly and indirectly from IDS Life of New York's separate account assets. IDS Life of New York's management and other fees are generally computed as a contractual rate based on the underlying asset values and are generally received monthly.

NET REALIZED GAIN (LOSS) ON INVESTMENTS

Realized gains and losses are recognized using the specific identification method, on a trade date basis, and charges are recorded when securities are determined to be other-than-temporarily impaired.

SEPARATION COSTS

During 2005, Ameriprise Financial developed an allocation policy for separation costs resulting in the allocation of certain costs to IDS Life of New York that it considered to be a reasonable reflection of separation costs benefiting IDS Life of New York. Separation costs generally consist of allocated financial advisor and employee retention program costs, re-branding and marketing costs and costs to separate and reestablish technology platforms related to the separation and Distribution of Ameriprise Financial.

INCOME TAXES

IDS Life of New York's taxable income is included in the consolidated federal income tax return of American Express through September 30, 2005. IDS Life of New York's taxable income will be included with IDS Life in filing a separate consolidated life insurance company federal income tax return for five tax years following the Distribution including the period October 1, 2005 through December 31, 2005. IDS Life of New York provides for income taxes on a separate return basis, except that, under an agreement with IDS Life, a tax benefit is recognized for losses to the extent they can be used on the consolidated tax return. It is the policy of IDS Life that IDS Life will reimburse subsidiaries for all tax benefits.

RECENTLY ISSUED ACCOUNTING STANDARDS

On November 3, 2005, the Financial Accounting Standards Board (FASB) issued FASB Staff Position (FSP) FAS 115-1 and FAS 124-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments." FSP FAS 115-1 and FAS 124-1 address the determination as to when an investment is considered impaired, whether that impairment is other-than-temporary and the measurement of loss. It also includes accounting considerations subsequent to the recognition of an other-than-temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. FSP FAS 115-1 and FAS 124-1 are effective for reporting periods beginning after December 15, 2005. IDS Life of New York anticipates the impact of FSP FAS 115-1 and FAS 124-1 on IDS Life of New York's results of operations and financial condition will not be material.

158 - RIVERSOURCE OF NEW YORK VARIABLE ANNUITY ACCOUNT 2

IDS LIFE INSURANCE COMPANY OF NEW YORK

In September 2005, the AICPA issued Statement of Position 05-1, "Accounting by Insurance Enterprises for Deferred Acquisition Costs in Connection With Modifications or Exchanges of Insurance Contracts" (SOP 05-1). SOP 05-1 provides guidance on accounting by insurance enterprises for DAC on internal replacements of insurance and investment contracts other than those specifically described in SFAS No. 97, "Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments." SOP 05-1 is effective for internal replacements occurring in fiscal years beginning after December 15, 2006, with earlier adoption encouraged. IDS Life of New York is currently evaluating the impact of SOP 05-1 on IDS Life of New York's results of operations and financial condition.

In May 2005, the FASB issued SFAS 154, "Accounting Changes and Error Corrections" (SFAS 154). This statement replaces APB Opinion No. 20, "Accounting Changes," and SFAS No. 3, "Reporting Accounting Changes in Interim Financial Statements" and changes the requirements for the accounting for and reporting of a change in accounting principle. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. IDS Life of New York does not anticipate SFAS 154 will materially impact its Financial Statements upon its adoption on January 1, 2006.

In June 2004, the FASB issued FSP No. 97-1, "Situations in Which Paragraphs 17(b) and 20 of FASB Statement No. 97, Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments (SFAS No. 97), Permit or Require Accrual of an Unearned Revenue Liability" (FSP 97-1). The implementation of SOP 03-1 raised a question regarding the interpretation of the requirements of SFAS No. 97 concerning when it is appropriate to record an unearned revenue liability. FSP 97-1 clarifies that SFAS No. 97 is clear in its intent and language, and requires the recognition of an unearned revenue liability for amounts that have been assessed to compensate insurers for services to be performed over future periods. SOP 03-1 describes one situation, when assessments result in profits followed by losses, where an unearned revenue liability is required. SOP 03-1 does not amend SFAS No. 97 or limit the recognition of an unearned revenue liability to the situation described in SOP 03-1. The guidance in FSP 97-1 is effective for financial statements for fiscal periods beginning after June 18, 2004. The adoption of FSP 97-1 did not have a material impact on IDS Life of New York's results of operations or financial condition.

In July 2003, the AICPA issued SOP 03-1 effective for fiscal years beginning after December 15, 2003. SOP 03-1 provides guidance on separate account presentation and accounting for interests in separate accounts. Additionally, SOP 03-1 provides clarifying guidance as to the recognition of bonus interest and other sales inducement benefits and the presentation of any deferred amounts in the financial statements. Lastly, SOP 03-1 requires insurance enterprises to establish additional liabilities for benefits that may become payable under variable annuity death benefit guarantees or other insurance or annuity contract provisions. Where an additional liability is established, the recognition of this liability will then be considered in amortizing DAC and any DSIC associated with those insurance or annuity contracts.

The adoption of SOP 03-1 as of January 1, 2004, resulted in a cumulative effect of accounting change that reduced 2004 results by $2.7 million ($4.2 million pretax). The cumulative effect of accounting change consisted of: (i) $2.0 million pretax from establishing additional liabilities for certain variable annuity guaranteed benefits ($1.8 million) and from considering these liabilities in valuing DAC and DSIC associated with those contracts ($0.2 million) and (ii) $2.2 million pretax from establishing additional liabilities for certain variable universal life and single pay universal life insurance contracts under which contractual cost of insurance charges are expected to be less than future death benefits ($2.8 million) and from considering these liabilities in valuing DAC associated with those contracts ($0.6 million offset). Prior to the adoption of SOP 03-1, amounts paid in excess of contract value were expensed when payable. IDS Life of New York's accounting for separate accounts was already consistent with the provisions of SOP 03-1 and, therefore, there was no impact related to this requirement.

The AICPA released a series of technical practice aids (TPAs) in September 2004, which provide additional guidance related to, among other things, the definition of an insurance benefit feature and the definition of policy assessments in determining benefit liabilities, as described within SOP 03-1. The TPAs did not have a material effect on IDS Life of New York's calculation of liabilities that were recorded in the first quarter of 2004 upon adoption of SOP 03-1.

In January 2003, the FASB issued FASB Interpretation No. 46, "Consolidation of Variable Interest Entities," as revised (FIN 46), which addresses consolidation by business enterprises of variable interest entities (VIEs) and was subsequently revised in December 2003. The entities considered VIEs under FIN 46 include secured loan trusts (SLTs) for which IDS Life of New York had an 8% ownership interest in each of the two SLT structures. However, IDS Life of New York was not required to consolidate the SLTs as it is not the primary beneficiary. IDS Life of New York liquidated its interests in the SLTs during 2004 and 2005.

RIVERSOURCE OF NEW YORK VARIABLE ANNUITY ACCOUNT 2 - 159

IDS LIFE INSURANCE COMPANY OF NEW YORK

2. INVESTMENTS

AVAILABLE-FOR-SALE SECURITIES

Available-for-Sale securities at December 31, 2005 are distributed by type as presented below:

                                                                                        GROSS       GROSS
                                                                        AMORTIZED    UNREALIZED   UNREALIZED       FAIR
(THOUSANDS)                                                                COST         GAINS       LOSSES         VALUE
---------------------------------------------------------------------------------------------------------------------------
Fixed maturities:
     Corporate debt securities                                         $   706,587   $   12,328   $  (10,116)   $   708,799
     Mortgage and other asset-backed securities                            442,386        3,924       (5,731)       440,579
     Foreign corporate bonds and obligations                               165,939        4,457       (2,598)       167,798
     U.S. Government and agencies obligations                               17,999           63         (383)        17,679
     Foreign government bonds and obligations                                6,212          566           (8)         6,770
     State and municipal obligations                                         5,996           --         (203)         5,793
---------------------------------------------------------------------------------------------------------------------------
Total fixed maturities                                                   1,345,119       21,338      (19,039)     1,347,418
---------------------------------------------------------------------------------------------------------------------------
     Total                                                             $ 1,345,119   $   21,338   $  (19,039)   $ 1,347,418
---------------------------------------------------------------------------------------------------------------------------

Available-for-Sale securities at December 31, 2004 are distributed by type as presented below:

                                                                                        GROSS       GROSS
                                                                        AMORTIZED    UNREALIZED   UNREALIZED       FAIR
(THOUSANDS)                                                                COST         GAINS       LOSSES         VALUE
---------------------------------------------------------------------------------------------------------------------------
Fixed maturities:
     Corporate debt securities                                         $   712,769   $   33,335   $   (1,686)   $   744,418
     Mortgage and other asset-backed securities                            393,336       11,098         (530)       403,904
     Foreign corporate bonds and obligations                               169,472       10,939         (549)       179,862
     U.S. Government and agencies obligations                               18,447          142          (40)        18,549
     Foreign government bonds and obligations                                5,909          503          (43)         6,369
     State and municipal obligations                                         5,995           28         (159)         5,864
     Structured investments(a)                                              40,333           --         (558)        39,775
---------------------------------------------------------------------------------------------------------------------------
Total fixed maturities                                                   1,346,261       56,045       (3,565)     1,398,741
Preferred and common stocks                                                  2,000           82           --          2,082
---------------------------------------------------------------------------------------------------------------------------
     Total                                                             $ 1,348,261   $   56,127   $   (3,565)   $ 1,400,823
---------------------------------------------------------------------------------------------------------------------------

(a) Includes unconsolidated collateralized debt obligations and SLTs.

160 - RIVERSOURCE OF NEW YORK VARIABLE ANNUITY ACCOUNT 2

IDS LIFE INSURANCE COMPANY OF NEW YORK

At December 31, 2005 and 2004, fixed maturity securities, excluding net unrealized appreciation and depreciation, comprised approximately 87% and 89% of IDS Life of New York's total investments, respectively. These securities are rated by Moody's Investors Service, Inc. (Moody's) and Standard & Poor's (S&P), except for approximately $52 million and $63 million of securities at December 31, 2005 and 2004, respectively, which are rated by RiverSource Investments, LLC's internal analysts using criteria similar to Moody's and S&P. Ratings on investment grade securities are presented using S&P's convention and, if the two agencies' ratings differ, the lower rating is used. A summary by rating (excluding net unrealized appreciation and depreciation) on December 31 is as follows:

RATING                                                             2005     2004
--------------------------------------------------------------------------------
AAA                                                                  36%      32%
AA                                                                    6        3
A                                                                    24       25
BBB                                                                  27       31
Below investment grade                                                7        9
--------------------------------------------------------------------------------
    Total                                                           100%     100%
--------------------------------------------------------------------------------

At December 31, 2005 and 2004, approximately 36% and 51%, respectively, of the securities rated AAA are GNMA, FNMA and FHLMC mortgage-backed securities. No holdings of any other issuer were greater than 10% of stockholder's equity.

The following table provides information about Available-for-Sale securities with gross unrealized losses and the length of time that individual securities have been in a continuous unrealized loss position as of December 31, 2005:

(THOUSANDS)                                    LESS THAN 12 MONTHS        12 MONTHS OR MORE              TOTAL
-----------------------------------------------------------------------------------------------------------------------
                                               FAIR      UNREALIZED      FAIR      UNREALIZED      FAIR      UNREALIZED
DESCRIPTION OF SECURITIES:                     VALUE       LOSSES        VALUE       LOSSES        VALUE       LOSSES
-----------------------------------------------------------------------------------------------------------------------
Corporate debt securities                    $ 342,160   $   (7,529)   $  58,020   $   (2,587)   $ 400,180   $  (10,116)
Mortgage and other asset-backed securities     234,001       (4,409)      37,259       (1,322)     271,260       (5,731)
Foreign corporate bonds and obligations         59,315       (1,450)      25,266       (1,148)      84,581       (2,598)
U.S. Government and agencies obligations        17,194         (383)          --           --       17,194         (383)
Foreign government bonds and obligations           332           (8)          --           --          332           (8)
State and municipal obligations                  4,836         (158)         957          (45)       5,793         (203)
-----------------------------------------------------------------------------------------------------------------------
    Total                                    $ 657,838   $  (13,937)   $ 121,502   $   (5,102)   $ 779,340   $  (19,039)
-----------------------------------------------------------------------------------------------------------------------

The following table provides information about Available-for-Sale securities with gross unrealized losses and the length of time that individual securities have been in a continuous unrealized loss position as of December 31, 2004:

(THOUSANDS)                                    LESS THAN 12 MONTHS        12 MONTHS OR MORE              TOTAL
-----------------------------------------------------------------------------------------------------------------------
                                               FAIR      UNREALIZED      FAIR      UNREALIZED      FAIR      UNREALIZED
DESCRIPTION OF SECURITIES:                     VALUE       LOSSES        VALUE       LOSSES        VALUE       LOSSES
-----------------------------------------------------------------------------------------------------------------------
Corporate debt securities                    $ 110,355   $     (815)   $  29,451   $     (871)   $ 139,806   $   (1,686)
Mortgage and other asset-backed securities      43,776         (486)       5,607          (44)      49,383         (530)
Foreign corporate bonds                         29,093         (245)      21,196         (304)      50,289         (549)
U.S. Government and agencies obligations         4,944          (40)          --           --        4,944          (40)
Foreign government bonds and obligations            97           (3)         767          (40)         864          (43)
State and municipal obligations                     --           --        3,843         (159)       3,843         (159)
Structured investments                              --           --       17,165         (558)      17,165         (558)
-----------------------------------------------------------------------------------------------------------------------
    Total                                    $ 188,265   $   (1,589)   $  78,029   $   (1,976)   $ 266,294   $   (3,565)
-----------------------------------------------------------------------------------------------------------------------

In evaluating potential other-than-temporary impairments, IDS Life of New York considers the extent to which amortized costs exceeds fair value and the duration of that difference. A key metric in performing this evaluation is the ratio of fair value to amortized cost. The following table summarizes the unrealized losses by ratio of fair value to amortized cost as of December 31, 2005:

(MILLIONS, EXCEPT
NUMBER OF SECURITIES)            LESS THAN 12 MONTHS                      12 MONTHS OR MORE
-----------------------------------------------------------------------------------------------------
                                                     GROSS                                   GROSS
RATIO OF FAIR VALUE TO   NUMBER OF                 UNREALIZED    NUMBER OF                 UNREALIZED
AMORTIZED COST           SECURITIES   FAIR VALUE     LOSSES      SECURITIES   FAIR VALUE     LOSSES
-----------------------------------------------------------------------------------------------------
95% - 100%                      252   $      639   $      (12)           43   $       98   $       (4)
90% - 95%                        21           16           (1)           10           22           (1)
80% - 90%                         2            3           (1)            2            1           --
-----------------------------------------------------------------------------------------------------
    Total                       275   $      658   $      (14)           55   $      121   $       (5)
-----------------------------------------------------------------------------------------------------

(MILLIONS, EXCEPT
NUMBER OF SECURITIES)                  TOTAL
-------------------------------------------------------------
                                                     GROSS
RATIO OF FAIR VALUE TO   NUMBER OF                 UNREALIZED
AMORTIZED COST           SECURITIES   FAIR VALUE     LOSSES
-------------------------------------------------------------
95% - 100%                      295   $      737   $      (16)
90% - 95%                        31           38           (2)
80% - 90%                         4            4           (1)
-------------------------------------------------------------
    Total                       330   $      779   $      (19)
-------------------------------------------------------------

RIVERSOURCE OF NEW YORK VARIABLE ANNUITY ACCOUNT 2 - 161

IDS LIFE INSURANCE COMPANY OF NEW YORK

A majority of the gross unrealized losses related to corporate debt securities and substantially all of the gross unrealized losses related to mortgage and other asset-backed securities are attributable to changes in interest rates. A portion of the gross unrealized losses particularly related to corporate debt securities is also attributed to credit spreads and specific issuer credit events. As noted in the table above, a significant portion of the unrealized loss relates to securities that have a fair value to amortized cost ratio of 95% or above resulting in an overall 98% ratio of fair value to amortized cost for all securities with an unrealized loss. From an overall perspective, the gross unrealized losses are not concentrated in any individual industries or with any individual securities. The largest unrealized loss associated with an individual issuer, excluding GNMA, FNMA and FHLMC mortgage-backed securities, is $0.5 million. The securities related to this issuer have a fair value to amortized cost ratio of 95% or above and have been in an unrealized loss position for 12 months or more.

IDS Life of New York monitors the investments and metrics discussed previously on a quarterly basis to identify and evaluate investments that have indications of possible other-than-temporary impairment. See the Investments section of Note 1 for information regarding IDS Life of New York's policy for determining when an investment's decline in value is other-than-temporary. As stated earlier, IDS Life of New York's ongoing monitoring process has revealed that a significant portion of the gross unrealized losses on its Available-for-Sale securities are attributable to changes in interest rates. Additionally, IDS Life of New York has the ability and intent to hold these securities for a time sufficient to recover its amortized cost and has, therefore, concluded that none are other-than-temporarily impaired at December 31, 2005.

The change in net unrealized securities gains (losses) recognized in accumulated other comprehensive income includes three components, net of tax: (i) unrealized gains (losses) that arose from changes in market value of securities that were held during the period (holding gains (losses)), (ii) gains (losses) that were previously unrealized, but have been recognized in current period net income due to sales and other-than-temporary impairments of Available-for-Sale securities (reclassification of realized (gains) losses) and (iii) other items primarily consisting of adjustments in asset and liability balances, such as DAC, DSIC and annuity liabilities to reflect the expected impact on their carrying values had the unrealized gains (losses) been realized as of the respective balance sheet dates.

The following table presents these components of other comprehensive income, net of tax:

(THOUSANDS)                                                                               2005          2004         2003
---------------------------------------------------------------------------------------------------------------------------
Holding (losses) gains, net of tax of $15,053, $818, and $1,742, respectively          $  (27,956)   $   1,519    $  (3,235)
Reclassification of realized gains, net of tax of $2,539, $641, and $0, respectively       (4,715)      (1,191)          (1)
DAC, net of tax of $1,813, $487 and $365, respectively                                      3,367         (905)        (676)
DSIC, net of tax of $131, $137, and $0, respectively                                          242         (254)          --
Fixed annuity liabilities, net of tax of $63, $226, and $0, respectively                     (117)        (419)          --
---------------------------------------------------------------------------------------------------------------------------
Net unrealized securities losses                                                       $  (29,179)   $  (1,250)   $  (3,912)
---------------------------------------------------------------------------------------------------------------------------

The following is a distribution of Available-for-Sale securities by maturity as of December 31, 2005:

                                                        AMORTIZED        FAIR
(THOUSANDS)                                               COST          VALUE
--------------------------------------------------------------------------------
Due within 1 year                                      $    18,704   $    18,862
Due after 1 through 5 years                                193,723       195,910
Due after 5 through 10 years                               631,312       630,491
Due after 10 years                                          58,994        61,576
--------------------------------------------------------------------------------
                                                           902,733       906,839
Mortgage and other asset-backed securities                 442,386       440,579
--------------------------------------------------------------------------------
Total                                                  $ 1,345,119   $ 1,347,418
--------------------------------------------------------------------------------

The expected payments on mortgage and other asset-backed securities may not coincide with their contractual maturities. As such, these securities were not included in the maturities distribution.

The table below includes sales, maturities, and purchases of investments classified as Available-for-Sale for the years ended December 31:

(THOUSANDS)                                       2005        2004       2003
--------------------------------------------------------------------------------
Sales                                          $ 159,378   $  92,583   $ 488,168
Maturities, sinking fund payments and calls    $ 135,670   $ 128,099   $ 139,530
Purchases                                      $ 287,197   $ 278,401   $ 718,910

162 - RIVERSOURCE OF NEW YORK VARIABLE ANNUITY ACCOUNT 2

IDS LIFE INSURANCE COMPANY OF NEW YORK

Included in net realized gains and losses were gross realized gains and losses on sales of securities, as well as other-than-temporary losses on investments, classified as Available-for-Sale, using the specific identification method, as noted in the following table for the years ended December 31:

(THOUSANDS)                                       2005        2004        2003
--------------------------------------------------------------------------------
Gross realized gains from sales                $   8,949   $   2,224   $  15,397
Gross realized losses from sales               $  (1,068)  $    (392)  $  (8,271)
Other-than-temporary impairments               $    (627)  $      --   $  (7,125)

The $0.6 million of other-than-temporary impairments in 2005 primarily relate to corporate debt securities within the auto industry which were downgraded in 2005 and subsequently deteriorated throughout the year in terms of their fair value to amortized cost ratio. The $7.1 million of other-than-temporary impairments in 2003 consisted of $5.9 million related to corporate debt securities and $1.2 million related to IDS Life of New York's interests in a collateralized debt obligations (CDO) securitization trust which was sold in 2005 as discussed below. The other-than-temporary impairments related to corporate debt securities primarily resulted from continued operating difficulties and bankruptcies of certain large airline carriers and the related overall impact on the airline industry. The other-than-temporary impairments related to IDS Life of New York's interests in the CDO securitization trust primarily resulted from defaults associated with a specific CDO within the securitization trust.

During the second quarter of 2005, IDS Life of New York sold all of its retained interest in the CDO-related securitization trust and realized a net pretax gain of $1.3 million. The carrying value of this retained interest was $17.2 million at December 31, 2004, of which $12.7 million was considered investment grade.

At December 31, 2005 and 2004, bonds carried at $290 thousand and $293 thousand, respectively were on deposit with various states as required by law.

MORTGAGE LOANS ON REAL ESTATE AND SYNDICATED LOANS, NET

The following is a summary of mortgage loans on real estate and syndicated loans at December 31:

(THOUSANDS)                                                   2005       2004
--------------------------------------------------------------------------------
Mortgage loans on real estate                              $ 171,173   $ 168,515
Less: allowance for loan losses                               (2,297)     (2,297)
--------------------------------------------------------------------------------
Net mortgage loans                                         $ 168,876   $ 166,218
--------------------------------------------------------------------------------

Mortgage loans are first mortgages on real estate. IDS Life of New York holds the mortgage documents, which gives it the right to take possession of the property if the borrower fails to perform according to the terms of the agreements. Mortgage loan fundings are restricted by state insurance regulatory authorities to 80% or less of the market value of the real estate at the time of origination of the loan. Commitments to fund mortgages are made in the ordinary course of business. The estimated fair value of the mortgage commitments as of December 31, 2005 and 2004 was not material.

At December 31, 2005 and 2004, IDS Life of New York's recorded investment in impaired mortgage loans on real estate was $2.2 million and nil, respectively, with related allowances for mortgage loan losses of $500 thousand and nil, respectively. During 2005 and 2004, the average recorded investment in impaired mortgage loans on real estate was $165 thousand and nil, respectively. IDS Life of New York recognized nil of interest income related to impaired mortgage loans on real estate for the years ended December 31, 2005, 2004 and 2003.

The balances of and changes in the total allowance for mortgage loan losses as of and for the years ended December 31, are as follows:

(THOUSANDS)                                       2005        2004       2003
--------------------------------------------------------------------------------
Balance, beginning of year                     $   2,297   $   1,498   $   1,157
Provision for mortgage loan losses                    --         799         341
--------------------------------------------------------------------------------
Balance, end of year                           $   2,297   $   2,297   $   1,498
--------------------------------------------------------------------------------

RIVERSOURCE OF NEW YORK VARIABLE ANNUITY ACCOUNT 2 - 163

IDS LIFE INSURANCE COMPANY OF NEW YORK

Concentration of credit risk of mortgage loans on real estate by region at December 31 were:

(THOUSANDS)                                 2005                        2004
---------------------------------------------------------------------------------------
                                  ON BALANCE      FUNDING     ON BALANCE      FUNDING
REGION                               SHEET      COMMITMENTS      SHEET      COMMITMENTS
---------------------------------------------------------------------------------------
East North Central                $   45,488    $        --   $   42,084    $        --
Mountain                              29,091             --       32,093             --
South Atlantic                        24,677             --       18,637             --
Middle Atlantic                       22,396             --       21,738             --
Pacific                               22,389             --       20,527             --
New England                           10,178             --       10,496             --
West North Central                     8,537             --       12,728             --
East South Central                     6,717          1,800        6,338             --
West South Central                     1,700          2,800        3,874             --
---------------------------------------------------------------------------------------
                                     171,173          4,600      168,515             --
Less: allowance for loan losses       (2,297)            --       (2,297)            --
---------------------------------------------------------------------------------------
Total                             $  168,876    $     4,600   $  166,218    $        --
---------------------------------------------------------------------------------------

Concentration of credit risk of mortgage loans on real estate by property type at December 31 were:

(THOUSANDS)                                 2005                        2004
---------------------------------------------------------------------------------------
                                  ON BALANCE      FUNDING     ON BALANCE      FUNDING
PROPERTY TYPE                       SHEET       COMMITMENTS      SHEET      COMMITMENTS
---------------------------------------------------------------------------------------
Department/retail stores          $   51,585    $        --   $   48,035    $        --
Office buildings                      38,261          2,800       42,695             --
Apartments                            33,052          1,800       34,608             --
Industrial buildings                  30,543             --       25,880             --
Medical buildings                      6,552             --        6,799             --
Hotels/motels                          5,338             --        5,516             --
Mixed use                              1,314             --        1,355             --
Other                                  4,528             --        3,627             --
---------------------------------------------------------------------------------------
                                     171,173          4,600      168,515             --
Less: allowance for loan losses       (2,297)            --       (2,297)            --
---------------------------------------------------------------------------------------
Total                             $  168,876    $     4,600   $  166,218    $        --
---------------------------------------------------------------------------------------

SOURCES OF INVESTMENT INCOME AND REALIZED GAINS (LOSSES) ON INVESTMENTS

Net investment income for the years ended December 31 is summarized as follows:

(THOUSANDS)                                        2005          2004           2003
---------------------------------------------------------------------------------------
Income on fixed maturities                      $    74,633   $   73,139    $    76,491
Income on mortgage loans on real estate              10,457       10,535          8,830
Trading securities and other investments              4,468        3,850          3,272
---------------------------------------------------------------------------------------
                                                     89,558       87,524         88,593
Less: investment expenses                               829        1,489          1,476
---------------------------------------------------------------------------------------
    Total                                       $    88,729   $   86,035    $    87,117
---------------------------------------------------------------------------------------

Net realized gains (losses) on investments for the years ended December 31 is summarized as follows:

(THOUSANDS)                                         2005         2004          2003
---------------------------------------------------------------------------------------
Fixed maturities                                $     7,254   $    1,832    $         1
Mortgage loans on real estate                            (4)      (1,256)          (341)
Trading securities and other investments                 --           (1)             2
---------------------------------------------------------------------------------------
    Total                                       $     7,250   $      575    $      (338)
---------------------------------------------------------------------------------------

164 - RIVERSOURCE OF NEW YORK VARIABLE ANNUITY ACCOUNT 2

IDS LIFE INSURANCE COMPANY OF NEW YORK

3. DEFERRED POLICY ACQUISITION COSTS AND DEFERRED SALES INDUCEMENT COSTS

The balances of and changes in DAC as of and for the years ended December 31, were:

(THOUSANDS)                                                                          2005         2004         2003
---------------------------------------------------------------------------------------------------------------------
Balance, beginning of year                                                        $ 190,548    $ 178,641    $ 164,234
Impact of SOP 03-1                                                                       --          (14)          --
Capitalization of acquisition costs                                                  30,570       23,802       23,927
Amortization, excluding impact of changes in assumptions                            (19,314)     (12,689)     (14,979)
Amortization, impact of annual third quarter changes in DAC-related assumptions       3,300        2,200        6,500
Impact of changes in net unrealized securities losses (gains)                         5,180       (1,392)      (1,041)
---------------------------------------------------------------------------------------------------------------------
Balance, end of year                                                              $ 210,284    $ 190,548    $ 178,641
---------------------------------------------------------------------------------------------------------------------

The balances of and changes in DSIC as of and for the years ended December 31, were:

(THOUSANDS)                                                                          2005         2004         2003
---------------------------------------------------------------------------------------------------------------------
Balance, beginning of year                                                        $   6,186    $   5,717    $   4,137
Capitalization of sales inducements                                                   3,791        1,752        2,213
Amortization                                                                           (788)        (892)        (633)
Impact of changes in net unrealized securities losses (gains)                           373         (391)          --
---------------------------------------------------------------------------------------------------------------------
Balance, end of year                                                              $   9,562    $   6,186    $   5,717
---------------------------------------------------------------------------------------------------------------------

4. VARIABLE ANNUITY GUARANTEES

This note discusses variable annuity guarantees for which liabilities are established under SOP 03-1, specifically GMDB and GGU. See Note 9 for more information about guarantees for which liabilities are established under SFAS 133, specifically GMWB.

The majority of the variable annuity contracts offered by IDS Life of New York contain GMDB provisions. When market values of the customer's accounts decline, the death benefit payable on a contract with a GMDB may exceed the contract accumulation value. IDS Life of New York also offers GGU provisions on variable annuities with death benefit provisions. IDS Life of New York has established additional liabilities for these variable annuity death benefits provisions.

The variable annuity death benefit liability is determined each period by estimating the expected value of death benefits in excess of the projected contract accumulation value and recognizing the excess over the estimated meaningful life based on expected assessments (e.g., mortality and expense fees, contractual administrative charges and similar fees).

The majority of the GMDB contracts provide for six year reset contract values. In determining the additional liabilities for variable annuity death benefits, IDS Life of New York projects these benefits and contract assessments using actuarial models to simulate various equity market scenarios. Significant assumptions made in projecting future benefits and assessments relate to customer asset value growth rates, mortality, persistency and investment margins and are consistent with those used for DAC asset valuation for the same contracts. As with DAC, management will review, and where appropriate, adjust its assumptions each quarter. Unless management identifies a material deviation over the course of quarterly monitoring, management will review and update these assumptions annually in the third quarter of each year.

RIVERSOURCE OF NEW YORK VARIABLE ANNUITY ACCOUNT 2 - 165

IDS LIFE INSURANCE COMPANY OF NEW YORK

The following provides summary information related to variable annuity contracts for which IDS Life of New York has established additional liabilities for death benefits as of December 31:

VARIABLE ANNUITY GMDB AND GGU BY BENEFIT TYPE
(DOLLARS IN THOUSANDS)                                                                                      2005          2004
----------------------------------------------------------------------------------------------------------------------------------
Contracts with GMDB Providing for Return of Premium        Total Contract Value                         $    309,173   $    77,607
                                                           Contract Value in Separate Accounts          $    269,427   $    51,031
                                                           Net Amount at Risk*                          $        407   $       733
                                                           Weighted Average Attained Age                          59            58

Contracts with GMDB Providing for Six Year Reset           Total Contract Value                         $  1,545,792   $ 1,621,400
                                                           Contract Value in Separate Accounts          $  1,263,467   $ 1,325,691
                                                           Net Amount at Risk*                          $     47,919   $    73,753
                                                           Weighted Average Attained Age                          60            60

Contracts with GMDB Providing for One Year Ratchet         Total Contract Value                         $    120,887   $    66,339
                                                           Contract Value in Separate Accounts          $    109,223   $    56,095
                                                           Net Amount at Risk*                          $         26   $        --
                                                           Weighted Average Attained Age                          59            57

Contracts with Other GMDB                                  Total Contract Value                         $     32,924   $     3,004
                                                           Contract Value in Separate Accounts          $     30,971   $     1,318
                                                           Net Amount at Risk*                          $         12   $        --
                                                           Weighted Average Attained Age                          56            64

Contracts with GGU Death Benefit                           Total Contract Value                         $         67   $        41
                                                           Contract Value in Separate Accounts          $         67   $        41
                                                           Net Amount at Risk*                          $         --   $        .1
                                                           Weighted Average Attained Age                          47            --

* Represents current death benefit less total contract value for GMDB and amount of gross up for GGU, and assumes the actuarially remote scenario that all claims become payable on the same day.

ADDITIONAL LIABILITIES AND INCURRED BENEFITS                                                                            GMDB & GGU
----------------------------------------------------------------------------------------------------------------------------------
For the year ended December 31, 2005                       Liability balance at January 1                              $     1,565
                                                           Reported claims                                             $       741
                                                           Liability balance at December 31                            $       744
                                                           Incurred claims (reported + change in liability)            $       (80)

The additional liabilities for guaranteed benefits established under SOP 03-1 are supported by general account assets. Changes in these liabilities are included in death and other benefits in the Statements of Income.

Contract values in separate accounts were invested in various equity, bond and other funds as directed by the contractholder. No gains or losses were recognized on assets transferred to separate accounts for the periods presented.

166 - RIVERSOURCE OF NEW YORK VARIABLE ANNUITY ACCOUNT 2

IDS LIFE INSURANCE COMPANY OF NEW YORK

5. INCOME TAXES

IDS Life of New York qualifies as a life insurance company for federal income tax purposes. As such, IDS Life of New York is subject to the Internal Revenue Code provisions applicable to life insurance companies.

Provisions for income taxes were:

(THOUSANDS)                                           2005       2004       2003
----------------------------------------------------------------------------------
Federal income tax:
   Current                                          $  5,610   $ 12,716   $ 10,056
   Deferred                                           10,222      4,050      3,870
----------------------------------------------------------------------------------
Total federal income taxes                            15,832     16,766     13,926
State income taxes-current                             1,436      1,347      1,360
----------------------------------------------------------------------------------
Income tax provision before accounting change       $ 17,268   $ 18,113   $ 15,286
----------------------------------------------------------------------------------

The principal reasons that the aggregate income tax provision is different from that computed by using the U.S. statutory rate of 35% are as follows:

                                                    2005       2004       2003
--------------------------------------------------------------------------------
Tax at U.S. statutory rate                            35.0%      35.0%      35.0%
Changes in taxes resulting from:
   Tax-exempt interest and dividend income            (3.4)      (2.3)      (1.7)
   State income taxes, net of federal benefit          1.7        1.6        1.9
   Other, net                                         (1.6)      (1.9)      (2.1)
--------------------------------------------------------------------------------
Income tax provision before accounting change         31.7%      32.4%      33.1%
================================================================================

Deferred income tax assets and liabilities result from temporary differences between the assets and liabilities measured for U.S. GAAP reporting versus income tax return purposes. The significant components of IDS Life of New York's deferred income tax assets and liabilities as of December 31, 2005 and 2004 are reflected in the following table:

(THOUSANDS)                                                    2005       2004
--------------------------------------------------------------------------------
Deferred income tax assets:
   Policy reserves                                           $ 42,138   $ 38,872
   Other investments                                            2,095      9,087
   Other                                                        3,566        212
--------------------------------------------------------------------------------
Total deferred income tax assets                               47,799     48,171
--------------------------------------------------------------------------------

Deferred income tax liabilities:
   Deferred policy acquisition costs                           60,668     56,270
   Deferred taxes related to net securities unrealized gains      434     16,145
   Deferred compensation                                          745         --
   Other                                                        4,728         23
--------------------------------------------------------------------------------
Total deferred income tax liabilities                          66,575     72,438
--------------------------------------------------------------------------------
Deferred income tax liabilities, net                         $ 18,776   $ 24,267
--------------------------------------------------------------------------------

A portion of IDS Life of New York's income earned prior to 1984 was not subject to current taxation but was accumulated, for tax purposes, in a "policyholders' surplus account." At December 31, 2005, IDS Life of New York had no balance in the policyholders' surplus account. The American Jobs Creation Act of 2004 which was enacted on October 22, 2004 provides a two-year suspension of the tax on policyholders' surplus account distributions. IDS Life of New York has made distributions of $798 thousand, which will not be subject to tax under the two-year suspension. Previously the policyholders' surplus account was only taxable if dividends to shareholders exceeded the shareholders' surplus account and/or IDS Life of New York is liquidated. Deferred taxes had not been previously established.

IDS Life of New York is required to establish a valuation allowance for any portion of the deferred income tax assets that management believes will not be realized. Included in IDS Life of New York's deferred tax assets is a significant deferred tax asset relating to capital losses realized for tax return purposes and capital losses that have been recognized for financial statement purposes but not yet for tax return purposes. Under current U.S. federal income tax law, capital losses generally must be used against capital gain income within five years of the year in which the capital losses are recognized for tax purposes. IDS Life of New York has $5.6 million in capital loss carryforwards that expire December 31, 2009. The deferred tax benefit of these capital loss carryforwards is reflected in the other investments deferred tax assets, net of other related items. Based on analysis of IDS Life of New York's tax position, management believes it is more likely than not that the results of future operations and implementation of tax planning strategies will generate sufficient taxable income to enable IDS Life of New York to utilize all of its deferred tax assets. Accordingly, no valuation allowance for deferred tax assets has been established as of December 31, 2005 and 2004.

RIVERSOURCE OF NEW YORK VARIABLE ANNUITY ACCOUNT 2 - 167

IDS LIFE INSURANCE COMPANY OF NEW YORK

As a result of the separation of Ameriprise Financial from American Express, IDS Life of New York will be required to file a short period income tax return through September 30, 2005 which will be included as part of the American Express consolidated income tax return for the year ended December 31, 2005. Additionally, IDS Life and subsidiaries will not be able to file a U.S. federal income tax return with other members of the Ameriprise Financial affiliated group for five tax years following the Distribution. Therefore, IDS Life of New York will also be required to file a separate short period tax return as part of an IDS Life consolidated life insurance company income tax return for the period October 1, 2005 through December 31, 2005.

The items comprising other comprehensive income in the Statements of Stockholder's Equity are presented net of the following income tax benefit amounts:

(THOUSANDS)                                       2005        2004       2003
--------------------------------------------------------------------------------
Net unrealized securities gains                $  15,711   $     673   $   2,107
Net income tax benefit                         $  15,711   $     673   $   2,107

6. STATUTORY CAPITAL AND SURPLUS

Dividends which exceed the lesser or ten percent of statutory surplus as of the immediately preceding year-end, or statutory net gain from operations for the immediately preceding calendar year would require pre-notification to the Department of Insurance of the State of New York. IDS Life of New York's statutory surplus, determined in accordance with accounting practices prescribed by the State of New York, aggregated $230.6 million and $225.0 million as of December 31, 2005 and 2004, respectively. Dividends in excess of $23.1 million in 2006 would be subject to the pre-notification requirement..

Statutory net income for the years ended December 31 and capital and surplus as of December 31 are summarized as follows:

(THOUSANDS)                                       2005        2004       2003
--------------------------------------------------------------------------------
Statutory net income                           $  29,525   $  34,718   $  25,295
Statutory capital and surplus                    232,577     227,022     218,649

IDS Life of New York is subject to regulatory capital requirements. Actual capital, determined on a statutory basis, as of December 31, 2005 and 2004 was $246.0 million and $238.2 million, respectively. Actual capital, as defined by the National Association of Insurance Commissioners for purposes of meeting regulatory capital requirements, includes statutory capital and surplus, plus certain statutory valuation reserves. The regulatory capital requirement was $39.9 million and $44.1 million as of December 31, 2005 and 2004, respectively.

7. RELATED PARTY TRANSACTIONS

IDS Life of New York participates in the Ameriprise Financial Retirement Plan which covers all permanent employees age 21 and over who have met certain employment requirements. Company contributions to the plan are based on participants' age, years of service and total compensation for the year. Funding of retirement costs for this plan complies with the applicable minimum funding requirements specified by ERISA. IDS Life of New York's share of the total net periodic pension cost was $68 thousand in 2005, $47 thousand in 2004, and $30 thousand in 2003.

IDS Life of New York also participates in the defined contribution pension plans of Ameriprise Financial which cover all employees who have met certain employment requirements. Company contributions to the plans are a percent of either each employee's eligible compensation or basic contributions. Costs of these plans charged to operations in 2005, 2004 and 2003 were $186 thousand, $170 thousand and $145 thousand, respectively.

IDS Life of New York has a "Sales Benefit Plan" which is an unfunded, noncontributory retirement plan for all eligible financial advisors. Total plan costs for 2005, 2004, and 2003, which are calculated on the basis of commission earnings of the individual financial advisors, were $49 thousand, $148 thousand, and $468 thousand, respectively. Such costs are included in DAC.

Charges by IDS Life and Ameriprise Financial for use of joint facilities, technology support, marketing services and other services aggregated $25.2 million, $17.8 million, and $17.6 million for 2005, 2004 and 2003, respectively. Certain of these costs are included in DAC. Expenses allocated to IDS Life of New York may not be reflective of expenses that would have been incurred by IDS Life of New York on a stand-alone basis.

Included in other liabilities at December 31, 2005 and 2004 are $2.9 million and $2.6 million, respectively, payable to IDS Life for federal income taxes.

8. REINSURANCE

At December 31, 2005, 2004 and 2003, traditional life and universal life insurance in force aggregated $9.0 billion, $8.3 billion and $7.5 billion, respectively, of which $3.6 billion, $2.7 billion and $1.9 billion, was reinsured at the respective year ends. IDS Life of New York also reinsures a portion of the risks assumed under LTC policies. Under all reinsurance agreements, premiums ceded to reinsurers amounted to $8.1 million, $7.3 million and $6.3 million and reinsurance recovered from reinsurers amounted to $2.8 million, $1.8 million and $131 thousand, for the years ended December 31, 2005, 2004 and 2003, respectively. Reinsurance contracts do not relieve IDS Life of New York from its primary obligation to policyholders. Life insurance in force is reported on a statutory basis.

168 - RIVERSOURCE OF NEW YORK VARIABLE ANNUITY ACCOUNT 2

IDS LIFE INSURANCE COMPANY OF NEW YORK

9. DERIVATIVE FINANCIAL INSTRUMENTS

EMBEDDED DERIVATIVES

Certain annuities contain GMWB provisions, which are considered embedded derivatives. The changes in fair value of the GMWB features are recognized in death and other benefits for investment contracts and universal life-type insurance. The fair value of the embedded options for GMWB is recognized in future policy benefits for variable annuity guarantees in the Balance Sheets. The total fair value of these instruments, was $177 thousand and nil at December 31, 2005 and 2004, respectively.

10. FAIR VALUE OF FINANCIAL INSTRUMENTS

The following table discloses fair value information for financial instruments. Certain items, such as life insurance obligations, employee benefit obligations, investments accounted for under the equity method, DAC and DSIC are not reflected in the table as they are not required to be disclosed in such table by SFAS No. 107, "Disclosure about Fair Value of Financial Instruments." The fair values of financial instruments are estimates based upon market conditions and perceived risks at December 31, 2005 and 2004 and require management judgment to estimate such values. These figures may not be indicative of future fair values. Additionally, management believes the value of excluded assets and liabilities is significant. The fair value of IDS Life of New York, therefore, cannot be estimated by aggregating the amounts presented herein. The following table discloses carrying value and fair value information for financial instruments at December 31:

                                                                      2005                        2004
----------------------------------------------------------------------------------------------------------------
                                                            CARRYING        FAIR         CARRYING       FAIR
(THOUSANDS)                                                   VALUE         VALUE         VALUE         VALUE
----------------------------------------------------------------------------------------------------------------
FINANCIAL ASSETS
Assets for which carrying values approximate fair values   $    28,241   $    28,241   $    25,176   $    25,176
Available-for-Sale securities                                1,347,418     1,347,418     1,400,823     1,400,823
Mortgage loans on real estate, net                             168,876       173,961       166,218       173,426
Policy loans                                                    31,274        31,274        30,550        30,550
Trading securities                                                  12            12            30            30
Separate account assets                                      1,955,133     1,955,133     1,681,670     1,681,670
Derivative financial instruments                                   137           137           137           137

FINANCIAL LIABILITIES
Fixed annuity reserves                                     $ 1,028,715   $   997,853   $ 1,039,735   $ 1,007,390
Separate account liabilities                                 1,686,819     1,620,876     1.448,609     1,396,660

As of December 31, 2005 and 2004, the carrying and fair values of off-balance sheet financial instruments are not material. See Note 2 for carrying and fair value information regarding Available-for-Sale securities and mortgage loans on real estate (net of allowance for loan losses). The following methods were used to estimate the fair values of financial assets and financial liabilities:

FINANCIAL ASSETS

Assets for which carrying values approximate fair values include cash and cash equivalents. The carrying value approximates fair value due to the short-term nature of these instruments.

Available-for-Sale securities are carried at fair value in the Balance Sheets. Gains and losses are recognized in the results of operations upon disposition. In addition, impairment losses are recognized when management determines that a decline in value is other-than-temporary.

The fair value of mortgage loans on real estate, except those with significant credit deterioration, are estimated using discounted cash flow analysis, based on current interest rates for loans with similar terms to borrowers of similar credit quality. For loans with significant credit deterioration, fair values are based on estimates of future cash flows discounted at rates commensurate with the risk inherent in the revised cash flow projections, or for collateral dependent loans, on collateral values.

The fair value of policy loans approximates carrying value.

Trading securities are carried at fair value in the Balance Sheets with changes in fair value recognized in current period earnings.

Separate account assets are carried at fair value in the Balance Sheets.

Derivative financial instruments are carried at fair value within other assets or other liabilities. The fair value of the derivative financial instruments are determined using either market quotes or valuation models that are based upon the net present value of estimated future cash flows and incorporate current market data inputs.

RIVERSOURCE OF NEW YORK VARIABLE ANNUITY ACCOUNT 2 - 169

IDS LIFE INSURANCE COMPANY OF NEW YORK

FINANCIAL LIABILITIES

Fair values of fixed annuities in deferral status are estimated as the accumulated value less applicable surrender charges. For annuities in payout status, fair value is estimated using discounted cash flows based on current interest rates. The fair value of these reserves excludes life insurance related elements of $97.7 million and $97.4 million as of December 31, 2005 and 2004, respectively. If the fair value of the fixed annuities were realized, the surrender charges received would be offset by the write off of the DAC and DSIC associated with the fixed annuities of $34.0 million and $37.0 million as of December 31, 2005 and 2004, respectively.

Fair values of separate account liabilities, excluding life insurance-related elements of $268.3 million and $233.1 million at December 31, 2005 and 2004, respectively, are estimated as the accumulated value less applicable surrender charges. If the fair value of the separate account liabilities were realized, the surrender charges received would be offset by the write off of the DAC and DSIC associated with separate account liabilities of $93.6 million and $80.6 million as of December 31, 2005 and 2004, respectively.

11. COMMITMENTS AND CONTINGENCIES

At December 31, 2005 and 2004, IDS Life of New York had no commitments to purchase investments other than mortgage loan fundings (see Note 2).

The Securities and Exchange Commission, the National Association of Securities Dealers and several state authorities have brought proceedings challenging several mutual fund and variable product financial practices, generally including suitability, late trading, market timing, compensation and disclosure of revenue sharing arrangements. IDS Life of New York has received requests for information and has been contacted by regulatory authorities concerning its practices and is cooperating fully with these inquiries.

IDS Life of New York is involved in a number of other legal and arbitration proceedings concerning matters arising in connection with the conduct of its business activities. IDS Life of New York believes that it is not a party to, nor are any of its properties the subject of, any pending legal, arbitration or regulatory proceedings that would have a material adverse effect on its financial condition, results of operations or liquidity. However, it is possible that the outcome of any such proceedings could have a material impact on results of operations in any particular reporting period as the proceedings are resolved.

The IRS routinely examines IDS Life of New York's federal income tax returns and recently completed its audit of IDS Life of New York for the 1993 through 1996 tax years. The IRS is currently conducting an audit of IDS Life of New York for the 1997 through 2002 tax years. Management does not believe there will be a material adverse effect on IDS Life of New York's financial condition or results of operations as a result of these audits.

12. STATUTORY INSURANCE ACCOUNTING PRACTICES

Reconciliations of net income for the years ended December 31 and stockholder's equity at December 31, as shown in the accompanying financial statements, to that determined using statutory accounting practices are as follows:

(THOUSANDS)                                                            2005         2004        2003
-------------------------------------------------------------------------------------------------------
Net income, per accompanying financial statements                   $  37,173    $  35,018    $  30,928
Deferred policy acquisition costs                                     (14,557)      (8,660)     (16,185)
Adjustments of future policy benefit liabilities                       (8,970)      (3,933)       5,849
Deferred income tax expense                                             6,205        4,050        3,870
Provision for losses on investments                                      (500)         800          341
Interest maintenance reserves gain/loss transfer and amortization      (3,779)        (453)      (5,343)
Adjustment to separate account reserves                                12,396        4,221        6,779
Other, net                                                              1,557        3,675         (944)
-------------------------------------------------------------------------------------------------------
Statutory-basis net income                                          $  29,525    $  34,718    $  25,295
-------------------------------------------------------------------------------------------------------

(THOUSANDS)                                                            2005         2004         2003
-------------------------------------------------------------------------------------------------------
Stockholder's equity, per accompanying financial statements         $ 366,319    $ 380,825    $ 368,557
Deferred policy acquisition costs                                    (210,284)    (190,548)    (178,641)
Deferred sales inducements                                             (9,562)      (6,186)      (5,716)
Adjustments of future policy benefit liabilities                       40,938       41,458       31,857
Deferred income tax liabilities                                        49,533       58,467       59,129
Asset valuation reserve                                               (13,423)     (11,133)      (7,349)
Adjustments of separate account liabilities                            73,133       60,737       56,516
Adjustments of investments to amortized cost                           (2,299)     (52,563)     (52,048)
Premiums due, deferred and in advance                                     925        1,063        1,187
Deferred revenue liability                                              4,242        4,457        4,584
Reserves for mortgage loan losses                                       1,798        2,298        1,498
Non-admitted assets                                                   (27,576)     (28,717)     (33,757)
Interest maintenance reserve                                           (8,953)      (5,459)      (5,007)
Reinsurance ceded reserves                                            (35,042)     (29,025)     (22,084)
Other, net                                                              2,828        1,348          (77)
-------------------------------------------------------------------------------------------------------
Statutory-basis capital and surplus                                 $ 232,577    $ 227,022    $ 218,649
-------------------------------------------------------------------------------------------------------

170 - RIVERSOURCE OF NEW YORK VARIABLE ANNUITY ACCOUNT 2

AMERICAN CENTURION LIFE ASSURANCE COMPANY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

THE BOARD OF DIRECTORS
AMERICAN CENTURION LIFE ASSURANCE COMPANY

We have audited the accompanying Balance Sheets of American Centurion Life Assurance Company (a wholly-owned subsidiary of IDS Life Insurance Company) as of December 31, 2005 and 2004, and the related Statements of Income, Stockholder's Equity and Cash Flows for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of American Centurion Life Assurance Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of American Centurion Life Assurance Company at December 31, 2005 and 2004, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1 to the financial statements, in 2004 American Centurion Life Assurance Company adopted the provision of the American Institute of Certified Public Accountants Statement of Position 03-1, "Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts."

                                                /s/ Ernst & Young LLP

Minneapolis, Minnesota
February 27, 2006

RIVERSOURCE OF NEW YORK VARIABLE ANNUITY ACCOUNT 2 - 171

AMERICAN CENTURION LIFE ASSURANCE COMPANY

BALANCE SHEETS

DECEMBER 31, (THOUSANDS, EXCEPT SHARE DATA)                                                       2005          2004
ASSETS
Investments:
Available-for-Sale:
   Fixed maturities, at fair value (amortized cost: 2005, $536,780; 2004, $542,451)            $  535,038    $  558,381
   Preferred stocks, at fair value (cost: 2005, $0; 2004, $1,000)                                      --         1,041
Mortgage loans on real estate, at cost (less allowance for loan losses: 2005 and 2004, $920)       75,885        71,283
Trading securities and other investments                                                               36            76
-----------------------------------------------------------------------------------------------------------------------
      Total investments                                                                           610,959       630,781

Cash and cash equivalents                                                                          14,512         5,808
Reinsurance recoverables                                                                            1,790         2,220
Amounts due from brokers                                                                                5             8
Accrued investment income                                                                           6,640         6,729
Deferred policy acquisition costs                                                                  19,985        18,342
Deferred sales inducement costs                                                                     1,992         2,195
Deferred income tax assets, net                                                                       585            --
Other assets                                                                                        1,969           254
Separate account assets                                                                            73,790        55,034
-----------------------------------------------------------------------------------------------------------------------
      Total assets                                                                             $  732,227    $  721,371
=======================================================================================================================

LIABILITIES AND STOCKHOLDER'S EQUITY
Liabilities:
Future policy benefits:
   Fixed annuities                                                                             $  563,651    $  565,676
   Variable annuity guarantees                                                                         63            98
   Traditional life insurance                                                                       1,482         1,691
   Deferred income tax liabilities, net                                                                --           971
Other liabilities                                                                                     522         1,975
Separate account liabilities                                                                       73,790        55,034
-----------------------------------------------------------------------------------------------------------------------
      Total liabilities                                                                        $  639,508    $  625,445
-----------------------------------------------------------------------------------------------------------------------

Stockholder's equity:
   Capital stock, $10 par value;
      100,000 shares authorized, issued and outstanding                                             1,000         1,000
   Additional paid-in capital                                                                      56,600        56,600
   Retained earnings                                                                               36,135        29,098
   Accumulated other comprehensive (loss) income, net of tax:
      Net unrealized securities (losses) gains                                                     (1,016)        9,228
-----------------------------------------------------------------------------------------------------------------------
      Total stockholder's equity                                                                   92,719        95,926
-----------------------------------------------------------------------------------------------------------------------
Total liabilities and stockholder's equity                                                     $  732,227    $  721,371
=======================================================================================================================

See accompanying Notes to Financial Statements.

172 - RIVERSOURCE OF NEW YORK VARIABLE ANNUITY ACCOUNT 2

AMERICAN CENTURION LIFE ASSURANCE COMPANY

STATEMENTS OF INCOME

YEARS ENDED DECEMBER 31, (THOUSANDS)                         2005       2004        2003
REVENUES
Net investment income                                      $ 34,476   $ 33,875    $ 29,915
Contractholder charges                                          670        663         489
Mortality and expense risk and other fees                     1,047        673         339
Traditional life insurance premiums                              --          1           1
Net realized gain (loss) on investments                       1,941        274        (369)
------------------------------------------------------------------------------------------
   Total revenues                                            38,134     35,486      30,375
------------------------------------------------------------------------------------------

BENEFITS AND EXPENSES
Interest credited to account values                          20,317     20,077      20,085
Amortization of deferred policy acquisition costs             3,035      3,215       2,420
Death and other benefits for investment contracts               586        439         (48)
Other operating expenses                                      2,624      2,221       2,300
------------------------------------------------------------------------------------------
   Total benefits and expenses                               26,562     25,952      24,757
------------------------------------------------------------------------------------------
Income before income tax provision and accounting change     11,572      9,534       5,618
Income tax provision                                          4,535      3,291       1,902
------------------------------------------------------------------------------------------
Income before accounting change                               7,037      6,243       3,716
Cumulative effect of accounting change, net of tax               --        (23)         --
------------------------------------------------------------------------------------------
Net income                                                 $  7,037   $  6,220    $  3,716
==========================================================================================

See accompanying Notes to Financial Statements.

RIVERSOURCE OF NEW YORK VARIABLE ANNUITY ACCOUNT 2 - 173

AMERICAN CENTURION LIFE ASSURANCE COMPANY

STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, (THOUSANDS)                                                      2005          2004          2003
CASH FLOWS FROM OPERATING ACTIVITIES
Net income                                                                             $    7,037    $    6,220    $    3,716
Adjustments to reconcile net income to net cash provided by operating activities:
   Cumulative effect of accounting change, net of tax benefit                                  --            23            --
   Amortization of deferred policy acquisition costs                                        3,035         3,215         2,420
   Amortization of deferred sales inducement costs                                            595           377           209
   Capitalization of deferred policy acquisition costs                                     (2,947)       (3,950)       (5,880)
   Capitalization of deferred sales inducement costs                                         (169)         (808)         (596)
   Amortization of premium, net                                                             1,322         1,869           677
   Deferred income taxes                                                                    3,960            29           875
   Policyholder and contractholder charges, non-cash                                           --            --           283
   Net realized (gain) loss on investments                                                 (1,941)         (274)          369
   Net realized gain on trading securities                                                     (2)           (2)           (1)
Change in operating assets and liabilities:
   Trading securities, net                                                                     42           (58)          (15)
   Future policy benefits for traditional life insurance                                     (209)          112           (66)
   Reinsurance recoverables                                                                   430           (95)           63
   Accrued investment income                                                                   89          (770)       (1,118)
   Other assets and liabilities, net                                                       (3,192)          467          (479)
-----------------------------------------------------------------------------------------------------------------------------
      Net cash provided by operating activities                                             8,050         6,355           457
-----------------------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES
Available-for-Sale securities:
   Sales                                                                                   87,781        25,987        38,080
   Maturities, sinking fund payments and calls                                             91,419        52,801        91,078
   Purchases                                                                             (171,910)     (132,250)     (213,462)
Other investments:
   Sales, maturities, sinking fund payments and calls                                       3,676         1,879         2,375
   Purchases                                                                               (8,278)      (10,543)      (16,605)
   Change in amounts due to and from brokers, net                                               3         2,137       (17,557)
-----------------------------------------------------------------------------------------------------------------------------
      Net cash provided by (used in) investing activities                                   2,691       (59,989)     (116,091)
-----------------------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES
Activity related to investment contracts:
   Considerations received                                                                 35,687        72,612       114,369
   Interest credited to account values                                                     20,317        20,077        20,085
   Surrenders and other benefits                                                          (58,041)      (55,801)      (38,855)
Capital contributions                                                                          --            --        20,000
-----------------------------------------------------------------------------------------------------------------------------
      Net cash (used in) provided by financing activities                                  (2,037)       36,888       115,599
-----------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents                                        8,704       (16,746)          (35)
Cash and cash equivalents at beginning of year                                              5,808        22,554        22,589
-----------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                                               $   14,512    $    5,808    $   22,554
=============================================================================================================================

Supplemental disclosures:
   Income taxes paid                                                                   $    2,216    $    3,864    $      711
   Interest on borrowings                                                                      --            --             6

See accompanying Notes to Financial Statements

174 - RIVERSOURCE OF NEW YORK VARIABLE ANNUITY ACCOUNT 2

AMERICAN CENTURION LIFE ASSURANCE COMPANY

STATEMENTS OF STOCKHOLDER'S EQUITY

                                                                                 ADDITIONAL              ACCUMULATED OTHER
                                                                      CAPITAL      PAID-IN    RETAINED     COMPREHENSIVE
FOR THE THREE YEARS ENDED DECEMBER 31, 2005 (THOUSANDS)    TOTAL       STOCK       CAPITAL    EARNINGS     INCOME/(LOSS)
--------------------------------------------------------------------------------------------------------------------------
Balances at December 31, 2002                             $ 69,302    $ 1,000    $   36,600   $ 19,162   $          12,540
Comprehensive income:
  Net income                                                 3,716                               3,716
  Change in unrealized holding losses on securities, net    (2,073)                                                 (2,073)
                                                          --------
  Total comprehensive income                                 1,643
Cash contribution from parent                               20,000                   20,000
--------------------------------------------------------------------------------------------------------------------------

Balances at December 31, 2003                               90,945      1,000        56,600     22,878              10,467
Comprehensive income:
  Net income                                                 6,220                               6,220
  Change in unrealized holding gains on securities, net     (1,239)                                                 (1,239)
                                                          --------
  Total comprehensive income                                 4,981
--------------------------------------------------------------------------------------------------------------------------

Balances at December 31, 2004                               95,926      1,000        56,600     29,098               9,228
Comprehensive loss:
  Net income                                                 7,037                               7,037
  Change in unrealized holding losses on securities, net   (10,244)                                                (10,244)
                                                          --------
  Total comprehensive loss                                  (3,207)
--------------------------------------------------------------------------------------------------------------------------
Balances at December 31, 2005                             $ 92,719    $ 1,000    $   56,600   $ 36,135   $          (1,016)
==========================================================================================================================

See accompanying Notes to Financial Statements.

RIVERSOURCE OF NEW YORK VARIABLE ANNUITY ACCOUNT 2 - 175

AMERICAN CENTURION LIFE ASSURANCE COMPANY

NOTES TO FINANCIAL STATEMENTS

1. NATURE OF BUSINESS, BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF BUSINESS

American Centurion Life Assurance Company (American Centurion Life) is a stock life insurance company domiciled in New York, which holds Certificates of Authority in New York, Alabama and Delaware. American Centurion Life is a wholly-owned subsidiary of IDS Life Insurance Company (IDS Life), which is domiciled in Minnesota. IDS Life is a wholly-owned subsidiary of Ameriprise Financial, Inc. (Ameriprise Financial). American Centurion Life issues fixed and variable annuity contracts primarily through financial institutions and independent broker-dealers. American Centurion Life also markets annuity products directly, generally to persons holding an American Express(R) Card.

Prior to August 1, 2005, Ameriprise Financial was referred to as American Express Financial Corporation. On February 1, 2005 American Express Company (American Express) announced its intention to pursue the disposition of 100% of its shareholding in what is now Ameriprise Financial (the Separation) through a tax-free distribution to American Express shareholders. Effective as of the close of business on September 30, 2005, American Express completed the Separation and distribution of common shares to American Express shareholders (the Distribution). In connection with the Distribution, Ameriprise Financial entered into certain agreements with American Express to effect the separation of its business and to define the responsibility for obligations arising before and after the date of the Distribution, including, among others, obligations relating to transition services, taxes, and employees.

American Centurion Life's principal products are deferred annuities, which are issued primarily to individuals. It offers single premium and flexible premium deferred annuities on both a fixed and variable dollar basis. American Centurion Life's fixed deferred annuities guarantee a minimum annual interest rate during the accumulation period (the time before annuity payments begin). However, American Centurion Life has the option of paying a higher rate set at its discretion.

Under American Centurion Life's variable annuity products described above, the purchaser may choose among investment options that include American Centurion Life's "general account" and separate account investment options. Separate account options include accounts investing in common stocks, bonds, managed funds and/or short-term securities.

BASIS OF PRESENTATION

The accompanying Financial Statements have been prepared in conformity with United States generally accepted accounting principles (GAAP) which vary in certain respects from reporting practices prescribed or permitted by the New York Department of Insurance, as reconciled in Note 12. Certain prior year amounts have been reclassified to conform to the current year's presentation.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

BALANCE SHEET
INVESTMENTS

Investments consist of the following:

AVAILABLE-FOR-SALE SECURITIES

Available-for-Sale securities are carried at fair value on the Balance Sheets with unrealized gains (losses) recorded in accumulated other comprehensive income (loss) within equity, net of income tax provision (benefit) and net of adjustments in asset and liability balances, such as deferred policy acquisition costs (DAC), to reflect the expected impact on their carrying values had the unrealized gains (losses) been realized as of the respective balance sheet date. Gains and losses are recognized in results of operations upon disposition of the securities. In addition, losses are also recognized when management determines that a decline in value is other-than-temporary, which requires judgment regarding the amount and timing of recovery. Indicators of other-than-temporary impairment for debt securities include issuer downgrade, default or bankruptcy. American Centurion Life also considers the extent to which amortized cost exceeds fair value, the duration of that difference, and management's judgment about the issuer's current and prospective financial condition, as well as its ability and intent to hold until recovery. Other-than-temporary impairment charges are recorded in net realized gains (losses) on investments within the Statements of Income. Fair value is generally based on quoted market prices.

176 - RIVERSOURCE OF NEW YORK VARIABLE ANNUITY ACCOUNT 2

AMERICAN CENTURION LIFE ASSURANCE COMPANY

MORTGAGE LOANS ON REAL ESTATE, NET

Mortgage loans on real estate reflect principal amounts outstanding less allowance for mortgage loan losses. The allowance for mortgage loan losses is measured as the excess of the loan's recorded investment over the present value of its expected principal and interest payments discounted at the loan's effective interest rate, or the fair value of collateral. Additionally, the level of the allowance for mortgage loan losses considers other factors, including historical experience and current economic and political conditions. Management regularly evaluates the adequacy of the allowance for mortgage loan losses and believes it is adequate to absorb estimated losses in the portfolio.

American Centurion Life generally stops accruing interest on mortgage loans for which interest payments are delinquent more than three months. Based on management's judgment as to the ultimate collectibility of principal, interest payments received are either recognized as income or applied to the recorded investment in the loan.

TRADING SECURITIES AND OTHER INVESTMENTS

Included in trading securities and other investments is separate account seed money. Separate account seed money is carried at fair market value with changes in value recognized in the Statements of Income within net investment income.

CASH AND CASH EQUIVALENTS

American Centurion Life has defined cash equivalents to include highly liquid investments with original maturities of 90 days or less.

DEFERRED POLICY ACQUISITION COSTS

DAC represents the costs of acquiring new business, principally direct sales commissions and other distribution and underwriting costs that have been deferred on the sale of annuity products. These costs are deferred to the extent they are recoverable from future profits. For annuity products, DAC is amortized over periods approximating the lives of the business, generally as a percentage of premiums or estimated gross profits or as a portion of product interest margins depending on the product's characteristics.

For American Centurion Life's annuity products, the DAC balances at any reporting date are supported by projections that show management expects there to be adequate estimated gross profits or interest margins after that date to amortize the remaining DAC balances. These projections are inherently uncertain because they require management to make assumptions about financial markets, anticipated mortality levels, and contractholder behavior over periods extending well into the future. Projection periods used for American Centurion Life's annuity business are typically 10 to 25 years. Management regularly monitors financial market conditions and actual contractholder behavior experience and compares them to its assumptions. For annuity products, the assumptions made in projecting future results and calculating the DAC balances and DAC amortization expense are management's best estimates. Management is required to update these assumptions whenever it appears that, based on actual experience or other evidence, earlier estimates should be revised. When assumptions are changed, the percentage of estimated gross profits or portion of interest margins used to amortize DAC may also change. A change in the required amortization percentage is applied retrospectively; an increase in amortization percentage will result in a decrease in DAC balances and an increase in DAC amortization expenses while a decrease in amortization percentage will result in an increase in DAC balances and a decrease in DAC amortization expenses. The impact on results of operations of changing assumptions with respect to the amortization of DAC can be either positive or negative in any particular period and is reflected in the period in which such changes are made.

DEFERRED SALES INDUCEMENT COSTS

Deferred sales inducement costs (DSIC) consist of bonus interest credits and deposit credits added to certain annuity contract values. These benefits are capitalized to the extent they are incremental to amounts that would be credited on similar contracts without the applicable feature. These costs were previously included in DAC and were reclassified as part of the adoption of the American Institute of Certified Public Accountants (AICPA) Statement of Position 03-1, "Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts" (SOP 03-1). The amounts capitalized are amortized using the same methodology and assumptions used to amortize DAC.

SEPARATE ACCOUNT ASSETS AND LIABILITIES

Separate account assets and liabilities are funds held for exclusive benefit of variable annuity contractholders. American Centurion Life receives mortality and expense risk and other fees, including payments from its affiliate, RiverSource Investments, LLC for providing certain sponsor and related servicing activity, which are based on asset levels and guaranteed minimum death benefit (GMDB) fees from the related accounts. In addition, American Centurion Life also receives marketing and administrative support payments from the affiliates of other companies' funds included as investment options in its variable annuity products, which vary based on the level of variable assets.

RIVERSOURCE OF NEW YORK VARIABLE ANNUITY ACCOUNT 2 - 177

AMERICAN CENTURION LIFE ASSURANCE COMPANY

American Centurion Life provides contractual mortality assurances to variable annuity contractholders that the net assets of the separate accounts will not be affected by future variations in the actual life expectancy experience of the annuitants and beneficiaries from the mortality assumptions implicit in the annuity contracts. American Centurion Life makes periodic fund transfers to, or withdrawals from, the separate account assets for such actuarial adjustments for variable annuities that are in the benefit payment period. American Centurion Life also guarantees that the rates at which administrative charges are deducted from contract funds will not exceed contractual maximums.

LIABILITIES FOR FUTURE POLICY BENEFITS AND CLAIMS

FIXED ANNUITIES AND VARIABLE ANNUITY GUARANTEES

Liabilities for fixed and variable deferred annuities are equal to accumulation values which are the cumulative gross deposits, credited interest and fund performance less withdrawals and mortality and expense risk charges.

The majority of the variable annuity contracts offered by American Centurion Life contain GMDB provisions. When market values of the customer's accounts decline, the death benefit payable on a contract with a GMDB may exceed the contract accumulation value. American Centurion Life also offers variable annuities with death benefit provisions that gross up the amount payable by a certain percentage of contract earnings. These are referred to as gain gross-up
(GGU) benefits. In addition, American Centurion Life offers contracts containing guaranteed minimum withdrawal benefit (GMWB), guaranteed minimum income benefit
(GMIB) and guaranteed minimum accumulation benefit (GMAB) provisions.

Effective January 1, 2004, liabilities for GMDB, GGU and GMIB benefits have been established under SOP 03-1. Actuarial models to simulate various equity market scenarios are used to project these benefits and contract assessments and include making significant assumptions related to customer asset value growth rates, mortality, persistency and investment margins. These assumptions, as well as their periodic review by management, are consistent with those used for DAC purposes. Prior to the adoption of SOP 03-1, amounts paid in excess of contract value were expensed when payable. See the "Recently Issued Accounting Standards" section below and Note 4 for more information about these guaranteed benefits.

GMWB and GMAB provisions are considered embedded derivatives under Statement of Financial Accounting Standards Board No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS 133) and, accordingly, are carried at fair value within future policy benefits for variable annuity guarantees on the Balance Sheets. The fair value of these embedded derivatives is based on the present value of future benefits less applicable fees charged for the provision. Changes in fair value are reflected in death and other benefits for investment contracts within the Statements of Income.

Liabilities for fixed annuities in a benefit or payout status are based on future estimated payments using established industry mortality tables and interest rates, ranging from 4.6% to 6.9% at December 31, 2005, depending on year of issue, with an average rate of approximately 5.4%.

REVENUES AND EXPENSES

American Centurion Life's principal sources of revenue include net investment income, contractholder charges and mortality and expense risk and other fees.

NET INVESTMENT INCOME

Net investment income predominantly consists of interest income earned on fixed maturity securities classified as Available-for-Sale and mortgage loans on real estate. Interest income is accrued as earned using the effective interest method, which makes an adjustment of the yield for security premiums and discounts on all performing fixed maturity securities classified as Available-for-Sale and mortgage loans on real estate so that the related security or loan recognizes a constant rate of return on the outstanding balance throughout its term.

CONTRACTHOLDER CHARGES

Contractholder charges include administrative and surrender charges on annuities and are recognized as revenue when collected.

MORTALITY AND EXPENSE RISK AND OTHER FEES

Mortality and expense risk and other fees include risk and administration fees, which are generated directly and indirectly from American Centurion Life's separate account assets. American Centurion Life's mortality and expense risk and other fees are generally computed as a contractual rate based on the underlying asset values and are generally received monthly.

NET REALIZED GAIN (LOSS) ON INVESTMENTS

Realized gains and losses are recognized using the specific identification method, on a trade date basis, and charges are recorded when securities are determined to be other-than-temporarily impaired.

178 - RIVERSOURCE OF NEW YORK VARIABLE ANNUITY ACCOUNT 2

AMERICAN CENTURION LIFE ASSURANCE COMPANY

INCOME TAXES

American Centurion Life's taxable income is included in the consolidated federal income tax return of American Express through September 30, 2005. American Centurion Life's taxable income will be included with IDS Life in filing a separate consolidated life insurance company federal income tax return for five tax years following the Distribution including the period October 1, 2005 through December 31, 2005. American Centurion Life provides for income taxes on a separate return basis, except that, under an agreement with IDS Life, tax benefit is recognized for losses to the extent they can be used on the consolidated tax return. It is the policy of IDS Life that IDS Life will reimburse subsidiaries for all tax benefits.

RECENTLY ISSUED ACCOUNTING STANDARDS

On November 3, 2005, the Financial Accounting Standards Board (FASB) issued FASB Staff Position (FSP) FAS 115-1 and FAS 124-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments." FSP FAS 115-1 and FAS 124-1 address the determination as to when an investment is considered impaired, whether that impairment is other-than-temporary and the measurement of loss. It also includes accounting considerations subsequent to the recognition of an other-than-temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. FSP FAS 115-1 and FAS 124-1 are effective for reporting periods beginning after December 15, 2005. American Centurion Life anticipates the impact of FSP FAS 115-1 and FAS 124-1 on American Centurion Life's results of operations and financial condition will not be material.

In September 2005, the AICPA issued Statement of Position 05-1, "Accounting by Insurance Enterprises for Deferred Acquisition Costs in Connection With Modifications or Exchanges of Insurance Contracts" (SOP 05-1). SOP 05-1 provides guidance on accounting by insurance enterprises for DAC on internal replacements of insurance and investment contracts other than those specifically described in SFAS No. 97, "Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments." SOP 05-1 is effective for internal replacements occurring in fiscal years beginning after December 15, 2006, with earlier adoption encouraged. American Centurion Life is currently evaluating the impact of SOP 05-1 on American Centurion Life's results of operations and financial condition.

In May 2005, the FASB issued SFAS 154, "Accounting Changes and Error Corrections" (SFAS 154). This statement replaces APB Opinion No. 20, "Accounting Changes," and SFAS No. 3, "Reporting Accounting Changes in Interim Financial Statements" and changes the requirements for the accounting for and reporting of a change in accounting principle. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. American Centurion Life does not anticipate SFAS 154 will materially impact its Financial Statements upon its adoption on January 1, 2006.

In June 2004, the FASB issued FSP No. 97-1, "Situations in Which Paragraphs 17(b) and 20 of FASB Statement No. 97, Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments (SFAS No. 97), Permit or Require Accrual of an Unearned Revenue Liability" (FSP 97-1). The implementation of SOP 03-1 raised a question regarding the interpretation of the requirements of SFAS No. 97 concerning when it is appropriate to record an unearned revenue liability. FSP 97-1 clarifies that SFAS No. 97 is clear in its intent and language, and requires the recognition of an unearned revenue liability for amounts that have been assessed to compensate insurers for services to be performed over future periods. SOP 03-1 describes one situation, when assessments result in profits followed by losses, where an unearned revenue liability is required. SOP 03-1 does not amend SFAS No. 97 or limit the recognition of an unearned revenue liability to the situation described in SOP 03-1. The guidance in FSP 97-1 is effective for financial statements for fiscal periods beginning after June 18, 2004. The adoption of FSP 97-1 did not have a material impact on American Centurion Life's results of operations or financial condition.

In July 2003, the AICPA issued SOP 03-1 effective for fiscal years beginning after December 15, 2003. SOP 03-1 provides guidance on separate account presentation and accounting for interests in separate accounts. Additionally, SOP 03-1 provides clarifying guidance as to the recognition of bonus interest and other sales inducement benefits and the presentation of any deferred amounts in the financial statements. Lastly, SOP 03-1 requires insurance enterprises to establish additional liabilities for benefits that may become payable under variable annuity death benefit guarantees or other insurance or annuity contract provisions. Where an additional liability is established, the recognition of this liability will then be considered in amortizing DAC and any DSIC associated with those annuity contracts.

The adoption of SOP 03-1 as of January 1, 2004, resulted in a cumulative effect of accounting change that reduced 2004 results by $23 thousand ($36 thousand pretax). Prior to the adoption of SOP 03-1, amounts paid in excess of contract value were expensed when payable. Amounts expensed in 2004 to establish and maintain additional liabilities for certain variable annuity guaranteed benefits amounted to $60 thousand as compared to amounts expensed in 2003 and 2002 of $34 thousand and $22 thousand, respectively. American Centurion Life's accounting for separate accounts was already consistent with the provisions of SOP 03-1 and, therefore, there was no impact related to this requirement.

RIVERSOURCE OF NEW YORK VARIABLE ANNUITY ACCOUNT 2 - 179

AMERICAN CENTURION LIFE ASSURANCE COMPANY

The AICPA released a series of technical practice aids (TPAs) in September 2004, which provide additional guidance related to, among other things, the definition of an insurance benefit feature and the definition of policy assessments in determining benefit liabilities, as described within SOP 03-1. The TPAs did not have a material effect on American Centurion Life's calculation of liabilities that were recorded in the first quarter of 2004 upon adoption of SOP 03-1.

In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities" (FIN 46), which addresses consolidation by business enterprises of variable interest entities (VIEs) and was subsequently revised in December 2003. The determination as to whether an entity is a VIE is based on the amount and characteristics of the entity's equity. In general, FIN 46 requires a VIE to be consolidated when an enterprise has a variable interest for which it is deemed to be the primary beneficiary which means that it will absorb a majority of the VIE's expected losses or receive a majority of the VIE's expected residual return.

The entities considered VIE's under FIN 46 included secured loan trusts (SLTs) for which American Centurion Life has a 1.2% ownership interest in each of two SLT structures (which were sold in 2005). The SLTs provided returns to investors primarily based on the performance of an underlying portfolio of high-yield loans, which are managed by a related party. However, American Centurion Life was not required to consolidate the SLTs as it was not the primary beneficiary. As of December 31, 2004, American Centurion Life's pro rata interest in the underlying portfolio consisted of $12.4 million in high-yield loans, which have a market value of $12.5 million.

2. INVESTMENTS

AVAILABLE-FOR-SALE SECURITIES

Available-for-Sale securities at December 31, 2005 are distributed by type as presented below:

                                                                                   GROSS        GROSS
                                                                     AMORTIZED   UNREALIZED   UNREALIZED      FAIR
(THOUSANDS)                                                             COST       GAINS        LOSSES        VALUE
---------------------------------------------------------------------------------------------------------------------
Fixed maturities:
   Corporate debt securities                                         $ 264,003   $    4,492   $   (3,581)   $ 264,914
   Mortgage and other asset-backed securities                          196,738        1,215       (3,106)     194,847
   Foreign corporate bonds and obligations                              54,675          692         (937)      54,430
   U.S. Government and agencies obligations                             20,364           --         (466)      19,898
   State and municipal obligations                                       1,000           --          (51)         949
---------------------------------------------------------------------------------------------------------------------
Total fixed maturities                                                 536,780        6,399       (8,141)     535,038
---------------------------------------------------------------------------------------------------------------------
   Total                                                             $ 536,780   $    6,399   $   (8,141)   $ 535,038
---------------------------------------------------------------------------------------------------------------------

Available-for-Sale securities at December 31, 2004 are distributed by type as presented below:

                                                                                   GROSS        GROSS
                                                                     AMORTIZED   UNREALIZED   UNREALIZED      FAIR
(THOUSANDS)                                                             COST       GAINS        LOSSES        VALUE
---------------------------------------------------------------------------------------------------------------------
Fixed maturities:
   Corporate debt securities                                         $ 255,507   $   11,773   $     (541)   $ 266,739
   Mortgage and other asset-backed securities                          201,972        3,940         (682)     205,230
   Foreign corporate bonds and obligations                              46,752        1,883         (221)      48,414
   U.S. Government and agencies obligations                             22,008           72          (80)      22,000
   State and municipal obligations                                       1,000           --          (36)         964
   Structured investments(a)                                            15,212           --         (178)      15,034
---------------------------------------------------------------------------------------------------------------------
Total fixed maturities                                                 542,451       17,668       (1,738)     558,381
Preferred stocks                                                         1,000           41           --        1,041
---------------------------------------------------------------------------------------------------------------------
   Total                                                             $ 543,451   $   17,709   $   (1,738)   $ 559,422
---------------------------------------------------------------------------------------------------------------------

(a) Includes unconsolidated collateralized debt obligations and SLTs.

180 - RIVERSOURCE OF NEW YORK VARIABLE ANNUITY ACCOUNT 2

AMERICAN CENTURION LIFE ASSURANCE COMPANY

At both December 31, 2005 and 2004, fixed maturity securities, excluding net unrealized appreciation and depreciation, comprised approximately 88% of American Centurion Life's total investments. These securities are rated by Moody's Investors Service, Inc. (Moody's) and Standard & Poor's (S&P), except for approximately $4.0 million and $7.5 million of securities at December 31, 2005 and 2004, respectively, which are rated by RiverSource Investments, LLC's internal analysts using criteria similar to Moody's and S&P's. Ratings on investment grade securities are presented using S&P's convention and, if the two agencies' ratings differ, the lower rating is used. A summary by rating (excluding net unrealized appreciation and depreciation) on December 31 is as follows:

RATING                                                              2005    2004
--------------------------------------------------------------------------------
AAA                                                                   41%     42%
AA                                                                     6       3
A                                                                     19      18
BBB                                                                   26      29
Below investment grade                                                 8       8
--------------------------------------------------------------------------------
   Total                                                             100%    100%
--------------------------------------------------------------------------------

At December 31, 2005 and 2004, approximately 38% and 51%, respectively, of the securities rated AAA are GNMA, FNMA and FHLMC mortgage-backed securities. No holdings of any other issuer were greater than 10% of stockholder's equity.

The following table provides information about Available-for-Sale securities with gross unrealized losses and the length of time that individual securities have been in a continuous unrealized loss position as of December 31, 2005:

(THOUSANDS)                                    LESS THAN 12 MONTHS        12 MONTHS OR MORE              TOTAL
-----------------------------------------------------------------------------------------------------------------------
                                               FAIR      UNREALIZED      FAIR      UNREALIZED      FAIR      UNREALIZED
DESCRIPTION OF SECURITIES:                     VALUE       LOSSES        VALUE       LOSSES        VALUE       LOSSES
-----------------------------------------------------------------------------------------------------------------------
Corporate debt securities                    $ 116,639   $   (2,654)   $  20,580   $     (927)   $ 137,219   $   (3,581)
Mortgage and other asset-backed securities      89,000       (1,404)      45,293       (1,702)     134,293       (3,106)
Foreign corporate bonds and obligations         18,889         (573)       8,357         (364)      27,246         (937)
U.S. Government and agencies obligations        19,898         (466)          --           --       19,898         (466)
State and municipal obligations                    949          (51)          --           --          949          (51)
-----------------------------------------------------------------------------------------------------------------------
   Total                                     $ 245,375   $   (5,148)   $  74,230   $   (2,993)   $ 319,605   $   (8,141)
-----------------------------------------------------------------------------------------------------------------------

The following table provides information about Available-for-Sale securities with gross unrealized losses and the length of time that individual securities have been in a continuous unrealized loss position as of December 31, 2004:

(THOUSANDS)                                    LESS THAN 12 MONTHS        12 MONTHS OR MORE              TOTAL
-----------------------------------------------------------------------------------------------------------------------
                                               FAIR      UNREALIZED      FAIR      UNREALIZED      FAIR      UNREALIZED
DESCRIPTION OF SECURITIES:                     VALUE       LOSSES        VALUE       LOSSES        VALUE       LOSSES
-----------------------------------------------------------------------------------------------------------------------
Corporate debt securities                    $  33,453   $     (266)   $   9,232   $     (275)   $  42,685   $     (541)
Mortgage and other asset-backed securities      67,901         (682)          --           --       67,901         (682)
Foreign corporate bonds                          9,525          (80)       6,451         (141)      15,976         (221)
U.S. Government and agencies obligations         9,887          (80)          --           --        9,887          (80)
State and municipal obligations                     --           --          964          (36)         964          (36)
Structured investments                              --           --       11,642         (178)      11,642         (178)
-----------------------------------------------------------------------------------------------------------------------
   Total                                     $ 120,766   $   (1,108)   $  28,289   $     (630)   $ 149,055   $   (1,738)
-----------------------------------------------------------------------------------------------------------------------

In evaluating potential other-than-temporary impairments, American Centurion Life considers the extent to which amortized costs exceeds fair value and the duration of that difference. A key metric in performing this evaluation is the ratio of fair value to amortized cost. The following table summarizes the unrealized losses by ratio of fair value to amortized cost as of December 31, 2005:

(MILLIONS, EXCEPT
NUMBER OF SECURITIES)             LESS THAN 12 MONTHS                      12 MONTHS OR MORE
-----------------------------------------------------------------------------------------------------
                                                      GROSS                                   GROSS
RATIO OF FAIR VALUE TO    NUMBER OF                UNREALIZED     NUMBER OF                UNREALIZED
AMORTIZED COST           SECURITIES   FAIR VALUE     LOSSES      SECURITIES   FAIR VALUE     LOSSES
-----------------------------------------------------------------------------------------------------
95% - 100%                      183   $      236   $       (4)           39   $       54   $       (2)
90% - 95%                        22            7           (1)           11           20           (1)
80% - 90%                         5            2           --             1           --           --
-----------------------------------------------------------------------------------------------------
  Total                         210   $      245   $       (5)           51   $       74   $       (3)
-----------------------------------------------------------------------------------------------------

(MILLIONS, EXCEPT
NUMBER OF SECURITIES)                    TOTAL
-------------------------------------------------------------
                                                     GROSS
RATIO OF FAIR VALUE TO    NUMBER OF                UNREALIZED
AMORTIZED COST           SECURITIES   FAIR VALUE     LOSSES
-------------------------------------------------------------
95% - 100%                      222   $      290   $       (6)
90% - 95%                        33           27           (2)
80% - 90%                         6            2           --
-------------------------------------------------------------
  Total                         261   $      319   $       (8)
-------------------------------------------------------------

RIVERSOURCE OF NEW YORK VARIABLE ANNUITY ACCOUNT 2 - 181

AMERICAN CENTURION LIFE ASSURANCE COMPANY

A majority of the gross unrealized losses related to corporate debt securities and substantially all of the gross unrealized losses related to mortgage and other asset-backed securities are attributable to changes in interest rates. A portion of the gross unrealized losses particularly related to corporate debt securities is also attributed to credit spreads and specific issuer credit events. As noted in the table above, a significant portion of the unrealized loss relates to securities that have a fair value to amortized cost ratio of 95% or above resulting in an overall 98% ratio of fair value to amortized cost for all securities with an unrealized loss. From an overall perspective, the gross unrealized losses are not concentrated in any individual industries or with any individual securities. The largest unrealized loss associated with an individual issuer, excluding GNMA, FNMA and FHLMC mortgage-backed securities, is $449 thousand. The securities related to this issuer have a fair value to amortized cost ratio of 90%-95% and have been in an unrealized loss position for 12 months or more.

American Centurion Life monitors the investments and metrics discussed previously on a quarterly basis to identify and evaluate investments that have indications of possible other-than-temporary impairment. See the Investments section of Note 1 for information regarding American Centurion Life's policy for determining when an investment's decline in value is other-than-temporary. As stated earlier, American Centurion Life's ongoing monitoring process has revealed that a significant portion of the gross unrealized losses on its Available-for-Sale securities are attributable to changes in interest rates. Additionally, American Centurion Life has the ability and intent to hold these securities for a time sufficient to recover its amortized cost and has, therefore, concluded that none are other-than-temporarily impaired at December 31, 2005.

The change in net unrealized securities gains (losses) recognized in accumulated other comprehensive income includes three components, net of tax: (i) unrealized gains (losses) that arose from changes in market value of securities that were held during the period (holding gains (losses)), (ii) gains (losses) that were previously unrealized, but have been recognized in current period net income due to sales and other-than-temporary impairments of Available-for-Sale securities (reclassification of realized (gains) losses) and (iii) other items primarily consisting of adjustments in asset and liability balances, such as DAC and DSIC to reflect the expected impact on their carrying values had the unrealized gains (losses) been realized as of the respective balance sheet dates.

The following table presents these components of other comprehensive income
(loss), net of tax:

(THOUSANDS)                                                                              2005         2004        2003
------------------------------------------------------------------------------------------------------------------------
Holding losses, net of tax of $5,520, $453, and $1,107, respectively                 $   (10,252)   $   (841)   $ (2,057)
Reclassification of realized gains, net of tax of $680, $96, and $95, respectively        (1,262)       (178)       (176)
DAC, net of tax of $606, $48 and $85, respectively                                         1,125         (89)        160
DSIC, net of tax of $78, $70, and $0, respectively                                           145        (131)         --
------------------------------------------------------------------------------------------------------------------------
Net unrealized securities losses                                                     $   (10,244)   $ (1,239)   $ (2,073)
------------------------------------------------------------------------------------------------------------------------

The following is a distribution of Available-for-Sale securities by maturity as of December 31, 2005:

                                                           AMORTIZED     FAIR
(THOUSANDS)                                                  COST        VALUE
--------------------------------------------------------------------------------
Due within 1 year                                          $  15,151   $  15,327
Due after 1 through 5 years                                   96,096      97,239
Due after 5 through 10 years                                 205,609     204,684
Due after 10 years                                            23,186      22,941
--------------------------------------------------------------------------------
                                                             340,042     340,191
Mortgage and other asset-backed securities                   196,738     194,847
--------------------------------------------------------------------------------
Total                                                      $ 536,780   $ 535,038
--------------------------------------------------------------------------------

The expected payments on mortgage and other asset-backed securities may not coincide with their contractual maturities. As such, these securities were not included in the maturities distribution.

The table below includes sales, maturities, and purchases of investments classified as Available-for-Sale for the years ended December 31:

(THOUSANDS)                                       2005       2004        2003
--------------------------------------------------------------------------------
Sales                                          $  87,781   $  25,987   $  38,080
Maturities, sinking fund payments and calls    $  91,419   $  52,801   $  91,078
Purchases                                      $ 171,910   $ 132,250   $ 213,462

182 - RIVERSOURCE OF NEW YORK VARIABLE ANNUITY ACCOUNT 2

AMERICAN CENTURION LIFE ASSURANCE COMPANY

Included in net realized gains and losses were gross realized gains and losses on sales of securities, as well as other-than-temporary losses on investments, classified as Available-for-Sale, using the specific identification method, as noted in the following table for the years ended December 31:

(THOUSANDS)                                        2005       2004       2003
--------------------------------------------------------------------------------
Gross realized gains from sales                  $ 2,474    $   474    $   2,817
Gross realized losses from sales                 $  (435)   $  (200)   $  (1,219)
Other-than-temporary impairments                 $   (98)   $    --    $  (1,327)

The $1.3 million of other-than-temporary impairments in 2003 consisted of $0.4 million related to corporate debt securities and $0.9 million related to American Centurion Life's interests in a CDO securitization trust which was sold in 2005 as discussed below.

During the second quarter of 2005, American Centurion Life sold all of its retained interest in the CDO-related securitization trust and realized a net pretax gain of $1.0 million. The carrying value of this retained interest was $11.6 million at December 31, 2004, of which $8.6 million was considered investment grade.

At December 31, 2005 and 2004, bonds carried at $1.0 million were on deposit with the State of New York as required by law.

MORTGAGE LOANS ON REAL ESTATE, NET

The following is a summary of mortgage loans on real estate at December 31:

(THOUSANDS)                                                  2005         2004
--------------------------------------------------------------------------------
Mortgage loans on real estate                              $ 76,805    $  72,203
Less: allowance for loan losses                                (920)        (920)
--------------------------------------------------------------------------------
Net mortgage loans                                         $ 75,885    $  71,283
--------------------------------------------------------------------------------

Mortgage loans are first mortgages on real estate. American Centurion Life holds the mortgage documents, which gives it the right to take possession of the property if the borrower fails to perform according to the terms of the agreements. Mortgage loan fundings are restricted by state insurance regulatory authorities to 80% or less of the market value of the real estate at the time of origination of the loan. Commitments to fund mortgages are made in the ordinary course of business. The estimated fair value of the mortgage commitments as of December 31, 2005 and 2004 was not material.

At December 31, 2005 and 2004, American Centurion Life's recorded investment in impaired mortgage loans on real estate was nil. During 2005 and 2004, the average recorded investment in impaired mortgage loans on real estate was nil. American Centurion Life recognized nil of interest income related to impaired mortgage loans on real estate for the years ended December 31, 2005, 2004 and 2003.

The balances of and changes in the total allowance for mortgage loan losses as of and for the years ended December 31, are as follows:

(THOUSANDS)                                                 2005    2004    2003
--------------------------------------------------------------------------------
Balance, beginning of year                                 $ 920   $ 920   $ 278
Provision for mortgage loan losses                            --      --     642
--------------------------------------------------------------------------------
Balance, end of year                                       $ 920   $ 920   $ 920
--------------------------------------------------------------------------------

RIVERSOURCE OF NEW YORK VARIABLE ANNUITY ACCOUNT 2 - 183

AMERICAN CENTURION LIFE ASSURANCE COMPANY

Concentration of credit risk of mortgage loans on real estate by region at December 31 were:

(THOUSANDS)                                 2005                        2004
---------------------------------------------------------------------------------------
                                  ON BALANCE      FUNDING     ON BALANCE      FUNDING
REGION                               SHEET      COMMITMENTS      SHEET      COMMITMENTS
---------------------------------------------------------------------------------------
South Atlantic                    $   17,215    $        --   $   16,154    $        --
Mountain                              15,566          1,700       15,937             --
Pacific                               14,104             --       12,687             --
West North Central                     8,039             --        8,302             --
East North Central                     7,519             --        4,241             --
Middle Atlantic                        4,764             --        4,892             --
East South Central                     3,974             --        2,748             --
West South Central                     3,902             --        5,465             --
New England                            1,722             --        1,777             --
---------------------------------------------------------------------------------------
                                      76,805          1,700       72,203             --
Less: allowance for loan losses         (920)            --         (920)            --
---------------------------------------------------------------------------------------
   Total                          $   75,885    $     1,700   $   71,283    $        --
---------------------------------------------------------------------------------------

Concentration of credit risk of mortgage loans on real estate by property type at December 31 were:

(THOUSANDS)                                 2005                        2004
---------------------------------------------------------------------------------------
                                  ON BALANCE      FUNDING     ON BALANCE      FUNDING
PROPERTY TYPE                        SHEET      COMMITMENTS      SHEET      COMMITMENTS
---------------------------------------------------------------------------------------
Industrial buildings              $   24,496    $        --   $   19,821    $        --
Office buildings                      24,335             --       25,079             --
Department/retail stores              19,361             --       18,180             --
Medical buildings                      3,460          1,700        2,398             --
Mixed use                              2,671             --        4,175             --
Apartments                             2,482             --        2,550             --
---------------------------------------------------------------------------------------
                                      76,805          1,700       72,203             --
Less: allowance for loan losses         (920)            --         (920)            --
---------------------------------------------------------------------------------------
   Total                          $   75,885    $     1,700   $   71,283    $        --
---------------------------------------------------------------------------------------

SOURCES OF INVESTMENT INCOME AND REALIZED GAINS (LOSSES) ON INVESTMENTS

Net investment income for the years ended December 31 is summarized as follows:

(THOUSANDS)                                         2005       2004       2003
--------------------------------------------------------------------------------
Income on fixed maturities                        $ 29,098   $ 28,702   $ 25,649
Income on mortgage loans on real estate              4,835      4,615      4,278
Trading securities and other investments               956        726        358
--------------------------------------------------------------------------------
                                                    34,889     34,043     30,285
Less: investment expenses                              413        168        370
--------------------------------------------------------------------------------
   Total                                          $ 34,476   $ 33,875   $ 29,915
--------------------------------------------------------------------------------

Net realized gains (losses) on investments for the years ended December 31 is summarized as follows:

(THOUSANDS)                                         2005       2004       2003
--------------------------------------------------------------------------------
Fixed maturities                                  $  1,941   $    274   $    271
Mortgage loans on real estate                           --         --       (642)
Other investments                                       --         --          2
--------------------------------------------------------------------------------
   Total                                          $  1,941   $    274   $   (369)
--------------------------------------------------------------------------------

184 - RIVERSOURCE OF NEW YORK VARIABLE ANNUITY ACCOUNT 2

AMERICAN CENTURION LIFE ASSURANCE COMPANY

3. DEFERRED POLICY ACQUISITION COSTS AND DEFERRED SALES INDUCEMENT COSTS

The balances of and changes in DAC as of and for the years ended December 31, were:

(THOUSANDS)                                                                          2005          2004          2003
------------------------------------------------------------------------------------------------------------------------
Balance, beginning of year                                                        $   18,342    $   17,744    $   14,039
Capitalization of acquisition costs                                                    2,947         3,950         5,880
Amortization, excluding impact of changes in assumptions                              (3,335)       (3,215)       (2,720)
Amortization, impact of annual third quarter changes in DAC-related assumptions          300            --           300
Impact of changes in net unrealized securities losses (gains)                          1,731          (137)          245
------------------------------------------------------------------------------------------------------------------------
Balance, end of year                                                              $   19,985    $   18,342    $   17,744
------------------------------------------------------------------------------------------------------------------------

The balances of and changes in DSIC as of and for the years ended December 31, were:

(THOUSANDS)                                                                          2005          2004          2003
------------------------------------------------------------------------------------------------------------------------
Balance, beginning of year                                                        $    2,195    $    1,965    $    1,578
Capitalization of sales inducements                                                      169           808           596
Amortization                                                                            (595)         (377)         (209)
Impact of changes in net unrealized securities losses (gains)                            223          (201)           --
------------------------------------------------------------------------------------------------------------------------
Balance, end of year                                                              $    1,992    $    2,195    $    1,965
------------------------------------------------------------------------------------------------------------------------

4. VARIABLE ANNUITY GUARANTEES

This note discusses variable annuity guarantees for which liabilities are established under SOP 03-1, specifically GMDB and GMIB. See Note 9 for more information about guarantees for which liabilities are established under SFAS 133, specifically GMWB and GMAB.

The majority of the variable annuity contracts offered by American Centurion Life contain GMDB provisions. When market values of the customer's accounts decline, the death benefit payable on a contract with a GMDB may exceed the contract accumulation value. If elected by the contract owner and after a stipulated waiting period from contract issuance, a GMIB guarantees a minimum lifetime annuity based on a specified rate of contract accumulation value growth and predetermined annuity purchase rates. American Centurion Life has established additional liabilities for these variable annuity death benefits and GMIB provisions.

The variable annuity death benefit liability is determined each period by estimating the expected value of death benefits in excess of the projected contract accumulation value and recognizing the excess over the estimated meaningful life based on expected assessments (e.g., mortality and expense fees, contractual administrative charges and similar fees). Similarly, the GMIB liability is determined each period by estimating the expected value of annuitization benefits in excess of the projected contract accumulation value at the date of annuitization and recognizing the excess over the estimated meaningful life based on expected assessments.

RIVERSOURCE OF NEW YORK VARIABLE ANNUITY ACCOUNT 2 - 185

AMERICAN CENTURION LIFE ASSURANCE COMPANY

In determining the additional liabilities for variable annuity death benefits and GMIB, American Centurion Life projects these benefits and contract assessments using actuarial models to simulate various equity market scenarios. Significant assumptions made in projecting future benefits and assessments relate to customer asset value growth rates, mortality, persistency and investment margins and are consistent with those used for DAC asset valuation for the same contracts. As with DAC, management will review, and where appropriate, adjust its assumptions each quarter. Unless management identifies a material deviation over the course of quarterly monitoring, management will review and update these assumptions annually in the third quarter of each year.

The following provides summary information related to variable annuity contracts for which American Centurion Life has established additional liabilities for death benefits and GMIB as of December 31:

VARIABLE ANNUITY GMDB AND GMIB BY BENEFIT TYPE
(DOLLARS IN THOUSANDS)                                                                               2005        2004
-------------------------------------------------------------------------------------------------------------------------
Contracts with GMDB Providing for Return of Premium   Total Contract Value                       $    23,563  $    15,068
                                                      Contract Value in Separate Accounts        $    15,960  $     6,966
                                                      Net Amount at Risk*                        $       184  $       175
                                                      Weighted Average Attained Age                       61           61

Contracts with GMDB Providing for One Year Ratchet    Total Contract Value                       $    70,767  $    66,312
                                                      Contract Value in Separate Accounts        $    54,861  $    48,018
                                                      Net Amount at Risk*                        $       848  $     1,420
                                                      Weighted Average Attained Age                       62           61

Contracts with Other GMDB                             Total Contract Value                       $     3,682  $        --
                                                      Contract Value in Separate Accounts        $     2,886  $        --
                                                      Net Amount at Risk*                        $       280  $        --
                                                      Weighted Average Attained Age                       73           --

Contracts with GMIB                                   Total Contract Value                       $    29,212  $    23,785
                                                      Contract Value in Separate Accounts        $    25,584  $    20,002
                                                      Net Amount at Risk*                        $         8  $        --
                                                      Weighted Average Attained Age                       58           55

* Represents current death benefit less total contract value for GMDB and accumulated guaranteed minimum benefit base less total contract value for GMIB and assumes the actuarially remote scenario that all claims become payable on the same day.

ADDITIONAL LIABILITIES AND INCURRED BENEFITS                                                                  GMDB & GGU
-------------------------------------------------------------------------------------------------------------------------
For the year ended December 31, 2005                  Liability balance at January 1                          $        98
                                                      Reported claims                                         $        11
                                                      Liability balance at December 31                        $        26
                                                      Incurred claims (reported + change in liability)        $       (61)

The additional liabilities for guaranteed benefits established under SOP 03-1 are supported by general account assets. Changes in these liabilities are included in death and other benefits in the Statements of Income.

Contract values in separate accounts were invested in various equity, bond and other funds as directed by the contractholder. No gains or losses were recognized on assets transferred to separate accounts for the periods presented.

186 - RIVERSOURCE OF NEW YORK VARIABLE ANNUITY ACCOUNT 2

AMERICAN CENTURION LIFE ASSURANCE COMPANY

5. INCOME TAXES

American Centurion Life qualifies as a life insurance company for federal income tax purposes. As such, American Centurion Life is subject to the Internal Revenue Code provisions applicable to life insurance companies.

Provisions (benefits) for income taxes were:

(THOUSANDS)                                                                       2005           2004          2003
----------------------------------------------------------------------------------------------------------------------
Federal income tax:
    Current                                                                   $      (193)   $     2,949   $     1,053
    Deferred                                                                        3,960             29           875
----------------------------------------------------------------------------------------------------------------------
Total federal income taxes                                                          3,767          2,978         1,928
State income taxes-current                                                            768            313           (26)
----------------------------------------------------------------------------------------------------------------------
Income tax provision before accounting change                                 $     4,535    $     3,291   $     1,902
----------------------------------------------------------------------------------------------------------------------

The principal reasons that the aggregate income tax provision is different from that computed by using the U.S. statutory rate of 35% are as follows:

                                                                                     2005           2004          2003
----------------------------------------------------------------------------------------------------------------------
Tax at U.S. statutory rate                                                           35.0%          35.0%         35.0%
Changes in taxes resulting from:
    Tax-exempt interest and dividend income                                          (0.4)          (0.2)         (0.4)
    State income taxes, net of federal benefit                                        4.3            2.2          (0.3)
    Other, net                                                                        0.3           (2.5)         (0.5)
----------------------------------------------------------------------------------------------------------------------
Income tax provision before accounting change                                        39.2%          34.5%         33.8%
======================================================================================================================

Deferred income tax assets and liabilities result from temporary differences between the assets and liabilities measured for U.S. GAAP reporting versus income tax return purposes. The significant components of American Centurion Life's deferred income tax assets and liabilities as of December 31, 2005 and 2004 are reflected in the following table:

(THOUSANDS)                                                                                      2005         2004
----------------------------------------------------------------------------------------------------------------------
Deferred income tax assets:
    Policy reserves                                                                           $    4,062   $     4,276
    Other investments                                                                              2,175         5,460
    Deferred taxes related to net securities unrealized losses                                       547            --
    Other                                                                                             33           652
----------------------------------------------------------------------------------------------------------------------
Total deferred income tax assets                                                                   6,817        10,388
----------------------------------------------------------------------------------------------------------------------

Deferred income tax liabilities:
    Deferred policy acquisition costs                                                              4,971         4,845
    Deferred taxes related to net securities unrealized gains                                         --         4,969
    Other                                                                                          1,261         1,545
----------------------------------------------------------------------------------------------------------------------
Total deferred income tax liabilities                                                              6,232        11,359
----------------------------------------------------------------------------------------------------------------------
Deferred income tax assets (liabilities), net                                                $       585   $      (971)
----------------------------------------------------------------------------------------------------------------------

A portion of American Centurion Life's income earned prior to 1984 was not subject to current taxation but was accumulated, for tax purposes, in a "policyholders' surplus account." At December 31, 2005, American Centurion Life had a policyholder's surplus account balance of $1.1 million. The American Jobs Creation Act of 2004 which was enacted on October 22, 2004 provides a two-year suspension of the tax on policyholders' surplus account distributions. Previously the policyholders' surplus account was only taxable if dividends to shareholders exceeded the shareholders' surplus account and/or American Centurion Life is liquidated. Deferred taxes of $0.4 million have not been established as distributions of the policyholder's surplus account balance are contemplated in 2006.

American Centurion Life is required to establish a valuation allowance for any portion of the deferred income tax assets that management believes will not be realized. Included in American Centurion Life's deferred tax assets is a significant deferred tax asset relating to capital losses realized for tax return purposes and capital losses that have been recognized for financial statement purposes but not yet for tax return purposes. Under current U.S. federal income tax law, capital losses generally must be used against capital gain income within five years of the year in which the capital losses are recognized for tax purposes. American Centurion Life has $5.1 million in capital loss carryforwards that expire December 31, 2009. The deferred tax benefit of these capital loss carryforwards is reflected in the other investments deferred tax assets, net of other related items. Based on analysis of American Centurion Life's tax position, management believes it is more likely than not that the results of future operations and implementation of tax planning strategies will generate sufficient taxable income to enable American Centurion Life to utilize all of its deferred tax assets. Accordingly, no valuation allowance for deferred tax assets has been established as of December 31, 2005 and 2004.

RIVERSOURCE OF NEW YORK VARIABLE ANNUITY ACCOUNT 2 - 187

AMERICAN CENTURION LIFE ASSURANCE COMPANY

As a result of the separation of Ameriprise Financial from American Express, American Centurion Life will be required to file a short period income tax return through September 30, 2005 which will be included as part of the American Express consolidated income tax return for the year ended December 31, 2005. Additionally, IDS Life and subsidiaries will not be able to file a consolidated U.S. federal income tax return with other members of the Ameriprise Financial affiliated group for five tax years following the Distribution. Therefore, American Centurion Life will also be required to file a separate short period tax return as part of an IDS Life life insurance company income tax return for the period October 1, 2005 through December 31, 2005.

The items comprising other comprehensive income (loss) in the Statements of Stockholder's Equity are presented net of the following income tax benefit amounts:

(THOUSANDS)                                                                       2005           2004          2003
----------------------------------------------------------------------------------------------------------------------
Net unrealized securities losses                                              $     5,516    $       667   $     1,117
Net income tax benefit                                                        $     5,516    $       667   $     1,117

6. STATUTORY CAPITAL AND SURPLUS

Dividends which exceed the lesser or ten percent of statutory surplus as of the immediately preceding year-end, or statutory net gain from operations for the immediately preceding calendar year would require pre-notification to the Department of Insurance of the State of New York, who has the authority to disapprove and prevent payment thereof. American Centurion Life's statutory surplus, determined in accordance with accounting practices prescribed by the State of New York, aggregated $56.1 million and $48.5 million as of December 31, 2005 and 2004, respectively. Dividends exceeding $5.6 million in 2006 would be subject to the pre-notification requirement.

Statutory net income for the years ended December 31 and capital and surplus as of December 31 are summarized as follows:

(THOUSANDS)                                                                       2005           2004          2003
----------------------------------------------------------------------------------------------------------------------
Statutory net income                                                          $     7,353    $     7,768   $   (11,745)
Statutory capital and surplus                                                      57,095         49,550        42,904

American Centurion Life is subject to regulatory capital requirements. Actual capital, determined on a statutory basis, as of December 31, 2005 and 2004 was $61.7 million and $53.4 million, respectively. Actual capital, as defined by the National Association of Insurance Commissioners for purposes of meeting regulatory capital requirements, includes statutory capital and surplus, plus certain statutory valuation reserves. The regulatory capital requirement was $12.7 million and $13.8 million as of December 31, 2005 and 2004, respectively.

7. RELATED PARTY TRANSACTIONS

American Centurion Life participates in the Ameriprise Financial Retirement Plan which covers all permanent employees age 21 and over who have met certain employment requirements. Company contributions to the plan are based on participants' age, years of service and total compensation for the year. Funding of retirement costs for this plan complies with the applicable minimum funding requirements specified by ERISA. American Centurion Life's share of the total net periodic pension cost was $6 thousand in 2005, $4 thousand in 2004, and $5 thousand in 2003.

American Centurion Life also participates in the defined contribution pension plans of Ameriprise Financial which cover all employees who have met certain employment requirements. Company contributions to the plans are a percent of either each employee's eligible compensation or basic contributions. Costs of these plans charged to operations in 2005, 2004 and 2003 were $17 thousand, $13 thousand and $25 thousand, respectively.

Charges by IDS Life and Ameriprise Financial for use of joint facilities, technology support, marketing services and other services aggregated $3.8 million, $2.6 million, and $3.0 million for 2005, 2004 and 2003, respectively. Certain of these costs are included in DAC. Expenses allocated to IDS Life may not be reflective of expenses that would have been incurred by IDS Life on a stand-alone basis.

Included in other liabilities at December 31, 2005 and 2004 are $1.1 million and $474 thousand, respectively, payable to IDS Life for federal income taxes.

8. REINSURANCE

American Centurion Life has an agreement whereby it ceded 100% of a block of individual life insurance and individual annuities to an unaffiliated company. At December 31, 2005, 2004 and 2003, traditional life insurance in force aggregated $85.1 million, $97.2 million and $105.4 million, respectively, of which $85.0 million, $97.1 million and $105.3 million, was reinsured at the respective year ends. Under all reinsurance agreements, premiums ceded to reinsurers amounted to $1.1 million, $1.2 million and $1.1 million and reinsurance recovered from reinsurers amounted to $307 thousand, $610 thousand and $920 thousand, for the years ended December 31, 2005, 2004 and 2003, respectively. Reinsurance contracts do not relieve American Centurion Life from its primary obligation to policyholders. Life insurance in force is reported on a statutory basis.

188 - RIVERSOURCE OF NEW YORK VARIABLE ANNUITY ACCOUNT 2

AMERICAN CENTURION LIFE ASSURANCE COMPANY

9. DERIVATIVE FINANCIAL INSTRUMENTS

EMBEDDED DERIVATIVES

Certain annuities contain GMWB and GMAB provisions, which are also considered embedded derivatives. The changes in fair value of the GMWB and GMAB features are recognized in death and other benefits for investment contracts. The fair value of the embedded options for GMWB and GMAB is recognized in future policy benefits for variable annuity guarantees in the Balance Sheets. The total fair value of these instruments was $35 thousand and nil at December 31, 2005 and 2004, respectively.

10. FAIR VALUE OF FINANCIAL INSTRUMENTS

The following table discloses fair value information for financial instruments. Certain items, such as life insurance obligations, employee benefit obligations, investments accounted for under the equity method, DAC and DSIC are not reflected in the table as they are not required to be disclosed in such table by SFAS No. 107, "Disclosure about Fair Value of Financial Instruments." The fair values of financial instruments are estimates based upon market conditions and perceived risks at December 31, 2005 and 2004 and require management judgment to estimate such values. These figures may not be indicative of future fair values. Additionally, management believes the value of excluded assets and liabilities is significant. The fair value of American Centurion Life, therefore, cannot be estimated by aggregating the amounts presented herein. The following table discloses carrying value and fair value information for financial instruments at December 31:

                                                                                           2005                      2004
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                  CARRYING       FAIR       CARRYING        FAIR
(THOUSANDS)                                                                         VALUE        VALUE        VALUE         VALUE
-----------------------------------------------------------------------------------------------------------------------------------
FINANCIAL ASSETS
Assets for which carrying values approximate fair values                          $   14,512   $   14,512   $    5,808   $    5,808
Available-for-Sale securities                                                        535,038      535,038      559,422      559,422
Mortgage loans on real estate, net                                                    75,885       80,365       71,283       77,127
Trading securities                                                                        36           36           76           76
Separate account assets                                                               73,790       73,790       55,034       55,034

FINANCIAL LIABILITIES
Fixed annuity reserves                                                            $  562,034   $  551,818   $  564,282   $  551,784
Separate account liabilities                                                          73,790       71,232       55,034       52,957
Derivative financial instruments                                                         341          341          174          174

As of December 31, 2005 and 2004, the carrying and fair values of off-balance sheet financial instruments are not material. See Note 2 for carrying and fair value information regarding Available-for-Sale securities and mortgage loans on real estate (net of allowance for loan losses). The following methods were used to estimate the fair values of financial assets and financial liabilities:

FINANCIAL ASSETS

Assets for which carrying values approximate fair values include cash and cash equivalents. The carrying value approximates fair value due to the short-term nature of these instruments.

Available-for-Sale securities are carried at fair value in the Balance Sheets. Gains and losses are recognized in the results of operations upon disposition. In addition, impairment losses are recognized when management determines that a decline in value is other-than-temporary.

The fair value of mortgage loans on real estate, except those with significant credit deterioration, are estimated using discounted cash flow analysis, based on current interest rates for loans with similar terms to borrowers of similar credit quality. For loans with significant credit deterioration, fair values are based on estimates of future cash flows discounted at rates commensurate with the risk inherent in the revised cash flow projections, or for collateral dependent loans, on collateral values.

Trading securities are carried at fair value in the Balance Sheets with changes in fair value recognized in current period earnings.

Separate account assets are carried at fair value in the Balance Sheets.

RIVERSOURCE OF NEW YORK VARIABLE ANNUITY ACCOUNT 2 - 189

AMERICAN CENTURION LIFE ASSURANCE COMPANY

FINANCIAL LIABILITIES

Fair values of fixed annuities in deferral status are estimated as the accumulated value less applicable surrender charges. For annuities in payout status, fair value is estimated using discounted cash flows based on current interest rates. The fair value of these reserves excludes life insurance related elements of $1.6 million and $1.4 million as of December 31, 2005 and 2004, respectively. If the fair value of the fixed annuities were realized, the surrender charges received would be offset by the write off of the DAC and DSIC associated with the fixed annuities of $14.1 million and $16.7 million as of December 31, 2005 and 2004, respectively.

Fair values of separate account liabilities are estimated as the accumulated value less applicable surrender charges. If the fair value of the separate account liabilities were realized, the surrender charges received would be offset by the write off of the DAC and DSIC associated with separate account liabilities of $7.7 million and $5.6 million as of December 31, 2005 and 2004, respectively.

Derivative financial instruments are carried at fair value within other liabilities. The fair value of the derivative financial instruments are determined using either market quotes or valuation models that are based upon the net present value of estimated future cash flows and incorporate current market data inputs.

11. COMMITMENTS AND CONTINGENCIES

At December 31, 2005 and 2004, American Centurion Life had no commitments to purchase investments other than mortgage loan fundings (see Note 2).

The Securities and Exchange Commission, the National Association of Securities Dealers and several state authorities have brought proceedings challenging several mutual fund and variable product financial practices, generally including suitability, late trading, market timing, compensation and disclosure of revenue sharing arrangements. American Centurion Life has received requests for information and has been contacted by regulatory authorities concerning its practices and is cooperating fully with these inquiries.

American Centurion Life is involved in a number of other legal and arbitration proceedings concerning matters arising in connection with the conduct of its business activities. American Centurion Life believes that it is not a party to, nor are any of its properties the subject of, any pending legal, arbitration or regulatory proceedings that would have a material adverse effect on its financial condition, results of operations or liquidity. However, it is possible that the outcome of any such proceedings could have a material impact on results of operations in any particular reporting period as the proceedings are resolved.

The IRS routinely examines American Centurion Life's federal income tax returns and recently completed its audit of American Centurion Life for the 1993 through 1996 tax years. The IRS is currently conducting an audit of American Centurion Life for the 1997 through 2002 tax years. Management does not believe there will be a material adverse effect on American Centurion Life's financial condition or results of operations as a result of these audits.

12. STATUTORY INSURANCE ACCOUNTING PRACTICES

Reconciliations of net income for the years ended December 31 and stockholder's equity at December 31, as shown in the accompanying financial statements, to that determined using statutory accounting practices are as follows:

(THOUSANDS)                                                                       2005           2004         2003
----------------------------------------------------------------------------------------------------------------------
Net income, per accompanying financial statements                             $     7,037    $     6,220   $     3,716
Deferred policy acquisition costs                                                      88           (687)       (3,618)
Adjustments of future policy benefit liabilities                                   (1,373)          (236)      (11,953)
Deferred income tax expense                                                         3,960          2,907           875
Interest maintenance reserves loss transfer and amortization                       (1,483)          (535)       (1,306)
Deferred surrender charge                                                           1,679            (37)          (68)
Other, net                                                                         (2,555)           136           609
----------------------------------------------------------------------------------------------------------------------
Statutory-basis net income (loss)                                             $     7,353    $     7,768   $   (11,745)
----------------------------------------------------------------------------------------------------------------------

(THOUSANDS)                                                                       2005           2004         2003
----------------------------------------------------------------------------------------------------------------------
Stockholder's equity, per accompanying financial statements                   $    92,719    $    95,926   $    90,945
Deferred policy acquisition costs                                                 (19,985)       (18,342)      (17,744)
Deferred sales inducements                                                         (1,992)        (2,195)       (1,965)
Adjustments of future policy benefit liabilities                                  (13,072)        (9,643)       (9,983)
Adjustments of reinsurance ceded reserves                                          (1,790)        (2,220)       (2,125)
Deferred income tax liabilities                                                      (196)         4,245         2,519
Asset valuation reserve                                                            (4,653)        (3,888)       (2,762)
Net unrealized loss (gain) on investments                                           2,663        (15,051)      (16,618)
Other, net                                                                          3,401            718           637
----------------------------------------------------------------------------------------------------------------------
Statutory-basis capital and surplus                                           $    57,095    $    49,550   $    42,904
----------------------------------------------------------------------------------------------------------------------

190 - RIVERSOURCE OF NEW YORK VARIABLE ANNUITY ACCOUNT 2

                                                             S-6314ECR A(1/07)

PART C.

Item 24. Financial Statements and Exhibits

     (a)  Financial Statements included in Part B of this Registration
          Statement:

          ACL Variable Annuity Account 2 (name subsequently changed to RiverSource of New York Variable Annuity Account 2)
              Report of Independent Registered Public Accounting Firm dated March 31, 2006
              Statements of Assets and Liabilities for the year ended Dec. 31, 2005
              Statements of Operations for the year ended Dec. 31, 2005 Statements of Changes in Net Assets for the two years ended
              Dec. 31, 2005
              Notes to Financial Statements

          IDS Life Insurance Company of New York (name subsequently changed to RiverSource Life Insurance Co. of New York)
              Report of Independent Registered Public Accounting Firm dated January 2, 2007
              Supplemental Statement of Assets and Liabilities for the two years ended Dec. 31, 2005
              Supplemental Statements of Operations for the three years ended Dec. 31, 2005
              Supplemental Statements of Changes in Net Assets for the three years ended Dec. 31, 2005
              Notes to Financial Statements

          IDS Life Insurance Company of New York (name subsequently changed to RiverSource Life Insurance Co. of New York)
              Report of Independent Registered Public Accounting Firm dated March 31, 2006
              Statements of Assets and Liabilities the two years ended
              Dec. 31, 2005
              Statements of Operations for the three years ended Dec. 31, 2005 Statements of Changes in Net Assets for the three years ended Dec. 31, 2005
              Notes to Financial Statements

          American Centurion Life Assurance Company
              Report of Independent Registered Public Accounting Firm dated March 31, 2006
              Statements of Assets and Liabilities for the three years ended Dec. 31, 2005
              Statements of Operations for the three years ended Dec. 31, 2005 Statements of Changes in Net Assets for the three years ended Dec. 31, 2005
              Notes to Financial Statements


     (b)  Exhibits:

1. Certificate establishing the ACL Variable Annuity Account 2 dated December 1, 1995, filed electronically as Exhibit 1 to Pre-Effective Amendment No. 1 to Registration Statement No. 333-00519, filed on or about February 5, 1997, is incorporated herein by reference.

1.2 Resolution of the Board of Directors of American Centurion Life Assurance Company establishing 292 subaccounts dated February 5, 2003 filed electronically as Exhibit 1.2 to Pre-Effective Amendment No. 1 to Registration Statement No. 333-101051 filed on or about February 11, 2003, is incorporated by reference.

1.3 Resolution of the Board of Directors of American Centurion Life Assurance Company establishing 276 subaccounts dated August 23, 2004 filed electronically on or about Dec. 3, 2004 as Exhibit 1.3 to Post-Effective Amendment No. 8 to Registration Statement No. 333-101051 is incorporated by reference.

1.4 Resolution of the Board of Directors of American Centurion Life Assurance Company establishing an additional subaccount within the separate account that will invest in RiverSource(SM) Variable Portfolio - Global Inflation Protected Securities Fund dated April 24, 2006 filed electronically on or about April 28, 2006 as Exhibit 1.4 to Registrant's Post-Effective Amendment No. 12 to Registration Statement No.333-101051 is incorporated herein by reference.

1.5 Resolution of the Board of Directors of IDS Life Insurance Company of New York adopting and approving Agreement and Plan of merger and subsequent name changes, dated Aug. 29, 2006 filed electronically as Exhibit 1.11 to Post-Effective Amendment No. 22 to Registration Statement No. 333-91691 is incorporated by reference.

2.   Not applicable.

3. Form of Principal Underwriter Agreement for RiverSource Life Insurance Co. of New York Variable Annuities and Variable Life Insurance is filed electronically herein.

4.1  Not applicable.

4.2  Not applicable.

4.3 Form of Non-qualified Variable Annuity contract (form 272250) filed electronically as Exhibit 4.3 to Pre-Effective Amendment No. 1 to Registration Statement No. 333-101051 filed on or about February 11, 2003, is incorporated by reference.

4.4 Form of IRA contract (form 272251) filed electronically as Exhibit 4.4 to Pre-Effective Amendment No. 1 to Registration Statement No. 333-101051 filed on or about February 11, 2003, is incorporated by reference.

4.5 Form of SEP-IRA contract (form 272252) filed electronically as Exhibit 4.5 to Pre-Effective Amendment No. 1 to Registration Statement No. 333-101051 filed on or about February 11, 2003, is incorporated by reference.

4.6 Form of TSA-401 contract (form 272253) filed electronically as Exhibit 4.6 to Pre-Effective Amendment No. 1 to Registration Statement No. 333-101051 filed on or about February 11, 2003, is incorporated by reference.

4.7 Form of Maximum Anniversary Value Death Benefit rider (form 272255) filed electronically as Exhibit 4.7 to Pre-Effective Amendment No. 1 to Registration Statement No. 333-101051 filed on or about February 11, 2003, is incorporated by reference.

4.8 Form of Guaranteed Minimum Income Benefit rider-MAV (form 272256) filed electronically as Exhibit 4.8 to Pre-Effective Amendment No. 1 to Registration Statement No. 333-101051 filed on or about February 11, 2003, is incorporated by reference.

4.9 Form of Guaranteed Minimum Income Benefit rider-6% Rising Floor (form 272257) filed electronically as Exhibit 4.9 to Pre-Effective Amendment No. 1 to Registration Statement No. 333-101051 filed on or about February 11, 2003, is incorporated by reference.

4.10 Form of Performance Credit rider (form 272258) filed electronically as
     Exhibit 4.10 to Pre-Effective Amendment No. 1 to Registration Statement No. 333-101051 filed on or about February 11, 2003, is incorporated by reference.

4.11 Form of Deferred Annuity Contract (form 272877) filed electronically as
     Exhibit 4.11 to Post-Effective Amendment No. 3 to Registration Statement No. 333-101051 filed on or about June 29, 2004, is incorporated by reference.

4.12 Form of Contract Data Page to Deferred Annuity Contract (form 272877-NYDP) filed electronically as Exhibit 4.12 to Post-Effective Amendment No. 3 to Registration Statement No. 333-101051 filed on or about June 29, 2004, is incorporated by reference.

4.13 Form of Maximum Anniversary Value Death Benefit Rider (form 272869) filed electronically as Exhibit 4.13 to Post-Effective Amendment No. 3 to Registration Statement No. 333-101051 filed on or about June 29, 2004, is incorporated by reference.

4.14 Form of Guaranteed Minimum Income Benefit Rider (Maximum Anniversary Value Benefit Base) (form 272872-NY) filed electronically as Exhibit 4.14 to Post-Effective Amendment No. 3 to Registration Statement No. 333-101051 filed on or about June 29, 2004, is incorporated by reference.

4.15 Form of Guaranteed Minimum Income Benefit Rider (5% Accumulation Benefit
     Base) (form 272873-NY) filed electronically as Exhibit 4.15 to Post-Effective Amendment No. 3 to Registration Statement No. 333-101051 filed on or about June 29, 2004, is incorporated by reference.

4.16 Form of Guaranteed Minimum Income Benefit Rider (Greater of Maximum Anniversary Value Benefit Base or 5% Accumulation Benefit Base) (form 272874-NY) filed electronically as Exhibit 4.16 to Post-Effective Amendment No. 3 to Registration Statement No. 333-101051 filed on or about June 29, 2004, is incorporated by reference.

4.17 Form of Guaranteed Minimum Withdrawal Benefit (form 272875-NY) filed electronically as Exhibit 4.17 to Post-Effective Amendment No. 3 to Registration Statement No. 333-101051 filed on or about June 29, 2004, is incorporated by reference.

4.18 Form of Annuity Endorsement - Tax Sheltered Annuity (form 272865-NY) filed electronically as Exhibit 4.18 to Post-Effective Amendment No. 3 to Registration Statement No. 333-101051 filed on or about June 29, 2004, is incorporated by reference.

4.19 Form of Annuity Endorsement - 401(a) (form 272866-NY) filed electronically as Exhibit 4.19 to Post-Effective Amendment No. 3 to Registration Statement No. 333-101051 filed on or about June 29, 2004, is incorporated by reference.

4.20 Form of Annuity Endorsement - Unisex Endorsement (form 272867-NY) filed electronically as Exhibit 4.20 to Post-Effective Amendment No. 3 to Registration Statement No. 333-101051 filed on or about June 29, 2004, is incorporated by reference.

4.21 Form of Annuity Endorsement - IRA and SEP IRA (form 272170) filed electronically as Exhibit 4.21 to Post-Effective Amendment No. 3 to Registration Statement No. 333-101051 filed on or about June 29, 2004, is incorporated by reference.

4.22 Form of Annuity Endorsement - Roth IRA (form 272171) filed electronically as Exhibit 4.22 to Post-Effective Amendment No. 3 to Registration Statement No. 333-101051 filed on or about June 29, 2004, is incorporated by reference.

4.23 Form of Contract Data Page to Deferred Annuity Contract (form 272877-NYDPIN3) filed electronically as Exhibit 4.23 to Post-Effective Amendment No. 10 filed on or about May 25, 2005, is incorporated by reference.

4.24 Form of Guaranteed Minimum Withdrawal Benefit Rider (form 273567-NY) filed electronically as Exhibit 4.24 to Post-Effective Amendment No. 10 filed on or about May 25, 2005, is incorporated by reference.

4.25 Form of Guaranteed Minimum Accumulation Benefit Rider (form 273568-NY) filed electronically as Exhibit 4.25 to Post-Effective Amendment No. 10 filed on or about May 25, 2005, is incorporated by reference.

4.26 Form of Non-qualified Fixed and Variable Annuity contract (form 273954-NY) filed as Exhibit 4.26 to Registrant's Post-Effective Amendment No. 13 to Registration Statement No. 333-101051 on or about June 16, 2006 is incorporated by reference.

4.27 Form of Contract Data Page to Nonqualified Fixed and Variable Annuity Contract (form 273954-NYDPINN) filed as Exhibit 4.27 to Registrant's Post-Effective Amendment No. 13 to Registration Statement No. 333-101051 on or about June 16, 2006 is incorporated by reference.

4.28 Form of Contract Data Page to Fixed and Variable Annuity Contract (form 273954-NYDPEND) filed as Exhibit 4.28 to Registrant's Post-Effective Amendment No. 13 to Registration Statement No. 333-101051 on or about June 16, 2006 is incorporated by reference.

4.29 Form of Guaranteed Minimum Income Benefit Rider (Maximum Anniversary Value Benefit Base) (form 273961-NY) filed as Exhibit 4.29 to Registrant's Post-Effective Amendment No. 13 to Registration Statement No. 333-101051 on or about June 16, 2006 is incorporated by reference.

4.30 Form of Guaranteed Minimum Income Benefit Rider (5% Accumulation Benefit
     Base) (form 273962-NY) filed as Exhibit 4.30 to Registrant's Post-Effective Amendment No. 13 to Registration Statement No. 333-101051 on or about June 16, 2006 is incorporated by reference.

4.31 Form of Guaranteed Minimum Income Benefit Rider (Greater of Maximum Anniversary Value Benefit Base or 5% Accumulation Benefit Base) (form 273963-NY) filed as Exhibit 4.31 to Registrant's Post-Effective Amendment No. 13 to Registration Statement No. 333-101051 on or about June 16, 2006 is incorporated by reference.

4.32 Form of Guaranteed Minimum Lifetime Withdrawal Benefit (form 273959-NY) filed as Exhibit 4.32 to Registrant's Post-Effective Amendment No. 13 to Registration Statement No. 333-101051 on or about June 16, 2006 is incorporated by reference.

4.33 Form of Annuity Endorsement - Tax Sheltered Annuity (form 274192-NY) filed as Exhibit 4.33 to Registrant's Post-Effective Amendment No. 13 to Registration Statement No. 333-101051 on or about June 16, 2006 is incorporated by reference.

4.34 Form of Annuity Endorsement - 401(a) (form 274193-NY) filed as Exhibit 4.34 to Registrant's Post-Effective Amendment No. 34 to Registration Statement No. 333-101051 on or about June 16, 2006 is incorporated by reference.

4.35 Form of Annuity Endorsement - Unisex Endorsement (form 273964-NY) filed as
     Exhibit 4.35 to Registrant's Post-Effective Amendment No. 13 to Registration Statement No. 333-101051 on or about June 16, 2006 is incorporated by reference.

4.36 Form of Annuity Endorsement - IRA and SEP IRA (form 274190-NY) filed as
     Exhibit 4.36 to Registrant's Post-Effective Amendment No. 13 to Registration Statement No. 333-101051 on or about June 16, 2006 is incorporated by reference.

4.37 Form of Annuity Endorsement - Roth IRA (form 274191-NY) filed as Exhibit
     4.37 to Registrant's Post-Effective Amendment No. 13 to Registration Statement No. 333-101051 on or about June 16, 2006 is incorporated by reference.

4.38 Form of IRA 10 Day Return of Payment "Free Look" Sticker (form 271866-NY) filed as Exhibit 4.38 to Registrant's Post-Effective Amendment No. 13 to Registration Statement No. 333-101051 on or about June 16, 2006 is incorporated by reference.

4.39 Form of Guarantor(SM) Withdrawal Benefit (form 273567-NYE) filed as
     Exhibit 4.39 to Registrant's Post-Effective Amendment No. 14 to Registration Statement 333-101051 on or about August 28, 2006 is incorporated by reference.

4.40 Form of Guarantor(SM) Withdrawal Benefit (form 272875-NYE) filed as
     Exhibit 4.40 to Registrant's Post-Effective Amendment No. 14 to Registration Statement 333-101051 on about August 28, 2006 is incorporated by reference.

4.41 Form of Fixed Account Limit Endorsement (form 272621) is filed electronically herein

4.42 Form of Data Page Maximum Payment Sticker (form 272622-D) is filed electronically herein

4.43 Form of Contract Data Pages (form 272877-NYDPE) is filed electronically herein.

4.44 Form of Contract Data Pages (form 272877NY-DPE2) is filed electronically herein.

5.1  Not applicable.

5.2 Form of Variable Annuity Application-Innovations (form 272254) filed electronically as Exhibit 5.2 to Pre-Effective Amendment No. 1 to Registration Statement No. 333-101051 filed on or about February 11, 2003, is incorporated by reference.

5.3 Form of Variable Annuity Application (form 272885 - NY) filed electronically as Exhibit 5.3 to Post-Effective Amendment No. 3 to Registration Statement No. 333-101051 filed on or about June 29, 2004, is incorporated by reference.

5.4 Form of Variable Annuity Application-Innovations Select (273635-NY) filed electronically as Exhibit 5.4 to Post-Effective Amendment No. 10 filed on or about May 25, 2005, is incorporated by reference.

5.5  Not applicable.

5.6 Form of Fixed and Variable Annuity Application-Innovations Select (form 273971-NY) filed as Exhibit 5.6 to Registrant's Post-Effective Amendment No. 13 to Registration Statement No. 333-101051 on or about June 16, 2006 is incorporated by reference.

5.7 Form of Fixed and Variable Annuity Application-Endeavor Select (form 273973-NY) filed as Exhibit 5.7 to Registrant's Post-Effective Amendment No. 13 to Registration Statement No. 333-101051 on or about June 16, 2006 is incorporated by reference.

5.8  Not applicable.

5.9 Form of Fixed and Variable Annuity Application - Endeavor Select (form 273640-NY) is filed electronically herein.

6.1 Copy of Charter of RiverSource Life Insurance Co. of New York dated Dec. 31, 2006, filed electronically as Exhibit 27(f)(1) to Post-Effective Amendment No. 22 to Registration Statement No. 333-44644 is incorporated by reference.

6.2 Copy of Amended and Restated By-Laws of RiverSource Life Insurance Co. of New York filed electronically as Exhibit 27(f)(2) to Post-Effective Amendment No. 22 to Registration Statement No. 333-44644 is incorporated by reference.

7.   Not applicable.

8.1 Copy of Amended and Restated Participation Agreement dated April 17, 2006, by and among AIM Variable Insurance Funds, AIM Distributors, Inc. American Centurion Life Assurance Company, IDS Life Insurance Company of New York, and Ameriprise Financial Services, Inc. filed electronically as
     Exhibit 27(h)(1) to Post-Effective Amendment No. 48 to Registration Statement No. 333-44644 is incorporated herein by reference.

8.2  Not applicable.

8.3 Copy of Participation Agreement by and among MFS Variable Insurance Trust and American Centurion Life Assurance Company and Massachusetts Financial Services Company, dated February 1, 2003, filed electronically as Exhibit
     8.3 to Registrant's Post-Effective Amendment No. 1 to Registration Statement No. 333-101051 filed on or about April 24, 2003 is incorporated by reference.

8.4 Copy of Participation Agreement among Oppenheimer Variable Account Funds, Oppenheimer Funds, Inc., and American Centurion Life Assurance Company, dated September 4, 1998, filed electronically to Post-Effective Amendment No. 3 to Registration Statement No. 333-00519, filed on or about November 4, 1998 is incorporated herein by reference.

8.5 Copy of Participation Agreement by and between Franklin Templeton Variable Insurance Products Trust, Franklin/Templeton Distributors, Inc. and American Centurion Life Assurance Company dated as of August 1, 2005 filed on or about April 28, 2006 as Exhibit 8.4 to Post-Effective Amendment No. 12 to Registration Statement No. 333-101051 is incorporated herein by reference.

8.6 Copy of Amended and Restated Participation Agreement dated August 1, 2006, among American Centurion Life Assurance Company, IDS Life Insurance Company of New York, Ameriprise Financial Services, Inc., AllianceBernstein L.P. and AllianceBernstein Investments, Inc. filed electronically as Exhibit 27(h)(2) to Post-Effective Amendment No. 48 to Registration Statement No. 333-44644 is incorporated herein by reference.

8.7 Copy of Amended and Restated Fund Participation Agreement dated June 1, 2006, by and among American Centurion Life Assurance Company, American Enterprise Life Insurance Company, American Partners Life Insurance Company, IDS Life Insurance Company, IDS Life Insurance Company of New York, Ameriprise Financial Services, Inc. and American Century Investment Services, Inc. filed electronically as Exhibit 27(h)(3) to Post-Effective Amendment No. 48 to Registration Statement No. 333-44644 is incorporated herein by reference.

8.8 Copy of Fund Participation Agreement dated May 1, 2006 among American Centurion Life Assurance Company, IDS Life Insurance Company of New York, Columbia Funds Variable Insurance Trust, Columbia Management Advisors, LLC and Columbia Management Distributors, Inc. is filed electronically herein.

8.9 Copy of Amended and Restated Participation Agreement dated May 1, 2006, by and among American Centurion Life Assurance Company, IDS Life Insurance Company of New York, Credit Suisse Trust, Credit Suisse Asset Management, LLC. and Credit Suisse Asset Management Securities, Inc. filed electronically as Exhibit 8.6 to Post-Effective Amendment No. 22 to Registration Statement No. 333-91691 is incorporated herein by reference.

8.10 Copy of Fund Participation Agreement dated May 1, 2006, by and among American Centurion Life Assurance Company, IDS Life Insurance Company of New York, The Dreyfus Corporation, Dreyfus Variable Investment Fund, and Dreyfus Investment Portfolios filed electronically as Exhibit 8.7 to Post-Effective Amendment No. 22 to Registration Statement No. 333-91691 is incorporated herein by reference.

8.11 Copy of Amended and Restated Participation Agreement dated June 15, 2006, by and among American Centurion Life Assurance Company, IDS Life Insurance Company of New York, Goldman Sachs Variable Insurance Trust and Goldman, Sachs & Co. filed electronically as Exhibit 27 (h)(18) to Post-Effective Amendment No. 48 to Registration Statement No. 333-44644 is incorporated herein by reference.

8.12 Copy of Participation Agreement dated January 1, 2007, by and among RiverSource Life Insurance Company, RiverSource Life Insurance Co. of New York and RiverSource Distributors, Inc. filed electronically as Exhibit 27(h)(16) to Post-Effective Amendment No. 48 to Registration Statement No. 333-44644 is incorporated herein by reference.

8.13 Copy of Amended and Restated Participation Agreement dated May 1, 2006, among Van Kampen Life Investment Trust, Van Kampen Funds Inc., Van Kampen Asset Management, American Centurion Life Assurance Company and IDS Life Insurance Company of New York filed electronically as Exhibit 8.26 to Post-Effective Amendment No. 22 to Registration Statement No. 333-91691 is incorporated herein by reference.

9. Opinion of counsel and consent to its use as to the legality of the securities being registered is filed electronically herewith.

10.1 Consent of Independent Auditors for RiverSource Endeavor Select(SM) Variable Annuity is filed electronically herewith.

10.2 Consent of Independent Auditors for RiverSource Innovations(SM) Select Variable Annuity is filed electronically herewith.

10.3 Consent of Independent Auditors for RiverSource Innovations(SM) Variable Annuity is filed electronically herewith.

11.  None.

12.  Not applicable.

13.1 Power of Attorney to sign Amendments to this Registration Statement, dated Jan. 2, 2007 is filed electronically herein.


Item 25. Directors and Officers of the Depositor (IDS Life Insurance Company of New York)
         --------------------------------------------------------------------------------

Name                                  Principal Business Address                Positions and Offices with Depositor
------------------------------------- ----------------------------------------- -------------------------------------
Gumer C. Alvero                       1765 Ameriprise Financial Center          Director and Vice President - Annuities
                                      Minneapolis, MN  55474

Timothy V. Bechtold                   249 Ameriprise Financial Center           Director, President and Chief
                                      Minneapolis, MN  55474                    Executive Officer

Walter S. Berman                      AMEX Tower WFC                            Vice President and Treasurer
                                      200 Vesey St.
                                      New York, NY

Maureen A. Buckley                    20 Madison Ave. Extension                 Director, Vice President, Chief
                                      Albany, NY  12203                         Operating Officer, Consumer Affairs
                                                                                Officer, Claims Officer and Money Laundering
                                                                                Prevention Officer

Rodney P. Burwell                     Xerxes Corporation                       Director
                                      7901 Xerxes Ave. So.
                                      Minneapolis, MN 55431-1253

Richard N. Bush                                                                Senior Vice President - Corporate Tax

Robert R. Grew                        Carter, Ledyard & Milburn                Director
                                      2 Wall Street
                                      New York, NY 10005-2072

Martin T. Griffin                    172 Ameriprise Financial Center           Director
                                     Minneapolis, MN 55474

Ronald L. Guzior                      Bollam, Sheedy, Torani                   Director
                                      & Co. LLP CPA's
                                      26 Computer Drive West
                                      Albany, NY 12205

Lorraine R. Hart                      257 Ameriprise Financial Center          Vice President - Investments
                                      Minneapolis, MN  55474

Gregory C. Johnson                                                             Director


Paul R. Johnston                      50605 Ameriprise Financial Center        Secretary
                                      Minneapolis, MN 55474

Michelle M. Keeley                    257 Ameriprise Financial Center          Vice President - Investments
                                      Minneapolis, MN 55474

Jean B. Keffeler                      1010 Swingley Rd.                        Director
                                      Livingston, MT 59047

Eric L. Marhoun                                                                 Assistant General Counsel

Thomas R. McBurney                    4900 IDS Center                           Director
                                      80 South Eighth Street
                                      Minneapolis, MN 55402

Jeryl A. Millner                      138 Ameriprise Financial Center           Director
                                      Minneapolis, MN 55474

Mary Ellyn Minenko                    50607 Ameriprise Financial Center         Assistant General Counsel
                                      Minneapolis, MN  55474                    and Assistant Secretary

Thomas W. Murphy                      264 Ameriprise Financial Center           Vice President - Investments
                                      Minneapolis, MN  55474
Thomas V. Nicolosi                    Ameriprise Financial Services Inc.        Director
                                      Suite 220
                                      500 Mamaroneck Avenue
                                      Harrison, NY  10528

Julie A. Ruether                                                               Chief Compliance Officer

Heather M. Somers                                                              General Counsel and Assistant Secretary

David K. Stewart                                                               Vice President and Controller

Beth E. Weimer                                                                 Chief Compliance Officer for
                                                                               Insurance Special Accounts

Michael R. Woodward                   32 Ellicot St                            Director
                                      Suite 100
                                      Batavia, NY  14020

Item 26. Persons Controlled by or Under Common Control with the Depositor or Registrant (Continued)

The following list includes the names of major subsidiaries of Ameriprise Financial, Inc.

                                                                                        Jurisdiction of
Name of Subsidiary                                                                      Incorporation

Ameriprise Financial Services Inc.                                                        Delaware
            American Express Financial Advisors Japan Inc.                                Delaware
            American Express Management Company S.A.                                      Luxembourg
Ameriprise Trust Company                                                                  Minnesota
IDS Life Insurance Company                                                                Minnesota
            IDS REO 1, LLC                                                                Minnesota
            IDS REO 2, LLC                                                                Minnesota
            American Partners Life Insurance Company                                      Arizona
            IDS Life Insurance Company of New York                                        New York
            American Enterprise Life Insurance Company                                    Indiana
                       American Enterprise REO 1, LLC                                     Minnesota
            American Centurion Life Assurance Company                                     New York
            RiverSource Tax Advantaged Investments, Inc.                                  Delaware
                       AEXP Affordable Housing Portfolio LLC                              Delaware
Ameriprise Certificate Company                                                            Delaware
            Investors Syndicate Development Corp.                                         Nevada
            American Express International Deposit Company                                Cayman Islands
American Express Insurance Agency of Alabama Inc.                                         Alabama
American Express Insurance Agency of Arizona Inc.                                         Arizona
American Express Insurance Agency of Idaho Inc.                                           Idaho
American Express Insurance Agency of Indiana Inc.                                         Indiana
American Express Insurance Agency of Massachusetts Inc.                                   Massachusetts
American Express Insurance Agency of New Mexico Inc.                                      New Mexico
American Express Insurance Agency of Texas Inc.                                           Texas
IDS Insurance Agency of Utah Inc.                                                         Utah
American Express Insurance Agency of Wyoming Inc.                                         Wyoming
American Express Insurance Agency of Maryland Inc.                                        Maryland
American Express Insurance Agency of Oklahoma Inc.                                        Oklahoma
American Express Insurance Agency of Nevada Inc.                                          Nevada
RiverSource Investments LLC                                                               Minnesota
            Advisory Capital Strategies Group Inc.                                        Minnesota
            American Express Asset Management International (Japan) Inc.                  Japan
                       Advisory Capital Partners LLC                                      Delaware
                       Advisory Select LLC                                                Delaware
                       Boston Equity General Partner LLC                                  Delaware
                       Advisory Quantitative Equity (General Partner) LLC                 Delaware
                       Advisory Credit Opportunities GP LLC                               Delaware
                       Advisory European (General Partner) Inc.                           Cayman Islands
                       Advisory Convertible Arbitrage LLC                                 Delaware
            Kenwood Capital Management LLC (51.1% owned)                                  Delaware
            IDS Capital Holdings Inc.                                                     Minnesota
American Express Asset Management International Inc.                                      Delaware
American Express Asset Management Ltd.                                                    England
IDS Management Corporation                                                                Minnesota
            IDS Partnership Services Corporation                                          Minnesota
            IDS Cable Corporation                                                         Minnesota
            IDS Futures Corporation                                                       Minnesota
            IDS Realty Corporation                                                        Minnesota
            IDS Cable II Corporation                                                      Minnesota

IDS Property Casualty Insurance Company                                                   Wisconsin
            Amex Assurance Company                                                        Illinois
            Ameriprise Auto & Home Insurance Agency, Inc.                                 Wisconsin
American Enterprise Investment Services Inc.                                              Minnesota
American Express Property Casualty Insurance Agency of Kentucky Inc.                      Kentucky
RiverSource Service Corporation                                                           Minnesota
American Express Property Casualty Insurance Agency of Maryland Inc.                      Maryland
American Express Property Casualty Insurance Agency of Mississippi Inc.                   Mississippi
American Express Property Casualty Insurance Agency of Pennsylvania Inc.                  Pennsylvania
AEFA (Jersey) Limited                                                                     Jersey, Channel Islands
Channel Islands
Securities America Financial Corporation                                                  Nebraska
            Realty Assets, Inc.                                                           Nebraska
            Securities America Advisors, Inc.                                             Nebraska
            Securities America, Inc.                                                      Nebraska
American Express Asset Management (Australia) Limited                                     Australia
Threadneedle Asset Management Holdings Ltd.                                               England
            Threadneedle Investments (Channel Islands) Ltd.                               Jersey, Channel Islands
Channel Islands
            Threadneedle Asset Management Ltd.                                            England
            Threadneedle Portfolio Services Ltd.                                          England
            Threadneedle Postfolio Managers Ltd.                                          England
            Threadneedle Investment Services Ltd.                                         England
            Threadneedle Asset Management (Nominees) Ltd.                                 England
            Threadneedle Investment Services GMbH                                         Germany
            Threadneedle Investment Advisors Ltd.                                         England
            Threadneedle International Fund Management Ltd.                               England
            MM Asset Management Ltd.                                                      England
            Eagle Star ISA Manager Ltd.                                                   England
            Eagle Star Unit Managers Ltd.                                                 England
            ADT Nominees Ltd.                                                             England
            Threadneedle International Ltd.                                               England
            Threadneedle Management Services Ltd.                                         England
                       Threadneedle Rural Property Services Ltd.                          England
                       Threadneedle Property Services Ltd.                                England
            Threadneedle Pensions Ltd.                                                    England
            Threadneedle Property GP Holdings Ltd.                                        England
            Threadneedle Property Investments Ltd.                                        England
                       Sackville TCI Property (GP) Ltd.                                   England
                       Sackville TCI Property Nominee (1) Ltd.                            England
                       Sackville TCI Property Nominee (2) Ltd.                            England
                       Sackville Property (GP) Ltd.                                       England
                       Sackville Tandem Property (GP) Ltd.                                England
                                  Sackville Tandem Property Nominee Ltd.                  England
                       Sackville TPEN Property (GP) Ltd.                                  England
                                  Sackville TPEN Property Nominee Ltd.                    England
                                  Sackville TPEN Property Nominee (2) Ltd.                England
                       Sackville TSP Property (GP) Ltd.                                   England
                                  Sackville TSP Property Nominee Ltd.                     England
                       JDM3                                                               California
            Cornbrash Park Management Company Ltd.                                        England
            Highcross (Slough) Management Ltd.                                            England
            Threadneedle Financial Services Ltd.                                          England
            Threadneedle Pension Trustees Ltd.                                            England
Sloan Financial Group                                                                     North Carolina
Ameriprise Insurance Company                                                              Wisconsin
RiverSource Distributors, Inc.                                                            Delaware
Ameriprise India Private Limited                                                          India

Item 27. Number of Contract owners

         As of Oct. 31, 2006, there were 1,367 nonqualified and qualified contracts of contract owners.


Item 28. Indemnification

The amended and restated By-Laws of the depositor provide that the depositor will indemnify, to the fullest extent now or hereafter provided for or permitted by law, each person involved in, or made or threatened to be made a party to, any action, suit, claim or proceeding, whether civil or criminal, including any investigative, administrative, legislative, or other proceeding, and including any action by or in the right of the depositor or any other corporation, or any partnership, joint venture, trust, employee benefit plan, or other enterprise (any such entity, other than the depositor, being hereinafter referred to as an "Enterprise"), and including appeals therein (any such action or process being hereinafter referred to as a "Proceeding"), by reason of the fact that such person, such person's testator or intestate (i) is or was a director or officer of the depositor, or (ii) is or was serving, at the request of the depositor, as a director, officer, or in any other capacity, or any other Enterprise, against any and all judgments, amounts paid in settlement, and expenses, including attorney's fees, actually and reasonably incurred as a result of or in connection with any Proceeding, except as provided below.

No indemnification will be made to or on behalf of any such person if a judgment or other final adjudication adverse to such person establishes that such person's acts were committed in bad faith or were the result of active and deliberate dishonesty and were material to the cause of action so adjudicated, or that such person personally gained in fact a financial profit or other advantage to which such person was not legally entitled. In addition, no indemnification will be made with respect to any Proceeding initiated by any such person against the depositor, or a director or officer of the depositor, other than to enforce the terms of this indemnification provision, unless such Proceeding was authorized by the Board of Directors of the depositor. Further, no indemnification will be made with respect to any settlement or compromise of any Proceeding unless and until the depositor has consented to such settlement or compromise.

The depositor may, from time to time, with the approval of the Board of Directors, and to the extent authorized, grant rights to indemnification, and to the advancement of expenses, to any employee or agent of the depositor or to any person serving at the request of the depositor as a director or officer, or in any other capacity, of any other Enterprise, to the fullest extent of the provisions with respect to the indemnification and advancement of expenses of directors and officers of the depositor.

Insofar as indemnification for liability arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the depositor or the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 29. Principal Underwriter.

(a) Ameriprise Financial Services, Inc. acts as principal underwriter for the following investment companies:

          RiverSource Distributors Inc. is the principal underwriter, depositor or sponsor for RiverSource Variable Annuity Account 1; RiverSource Account F; RiverSource Variable Annuity Fund A; RiverSource Variable Annuity Fund B; RiverSource Variable Account 10; RiverSource Account SBS; RiverSource MVA Account; RiverSource Account MGA; RiverSource Variable Life Separate Account; RiverSource Variable Life Account; RiverSource Account for Smith Barney; RiverSource of New York Variable Annuity Account 1; RiverSource of New York Variable Annuity Account 2; RiverSource of New York Account 4; RiverSource of New York Account 7; RiverSource of New York Account 8; RiverSource of New York Variable Annuity Account; RiverSource of New York Account SBSRiverSource California Tax-Exempt Trust; RiverSource Bond Series, Inc.; RiverSource Dimensions Series, Inc.; RiverSource Diversified Income Series, Inc.; RiverSource Equity Series, Inc.; RiverSource Global Series, Inc.; RiverSource Government Income Series, Inc.; RiverSource High Yield Income Series, Inc.; RiverSource Income Series, Inc.; RiverSource International Managers Series, Inc.; RiverSource International Series, Inc.; RiverSource Investment Series, Inc.; RiverSource Large Cap Series, Inc.; RiverSource Managers Series, Inc.; RiverSource Market Advantage Series, Inc.; RiverSource Money Market Series, Inc.; RiverSource Retirement Series Trust; RiverSource Sector Series, Inc.; RiverSource Selected Series, Inc.; RiverSource Short Term Investments Series, Inc.; RiverSource Special Tax-Exempt Series Trust, Inc.; RiverSource Strategic Allocation Series, Inc.; RiverSource Strategy Series, Inc.; RiverSource Tax-Exempt Income Series, Inc.; RiverSource Tax-Exempt Money Market Series, Inc.; RiverSource Tax-Exempt Series, Inc.; Ameriprise Certificate Company.

(b)  As to each director, officer or partner of the principal underwriter:

     Name and Principal Business Address*  Position and Offices with Underwriter
     ------------------------------------  -------------------------------------
     Neysa M. Alecu                        Anti-Money Laundering Officer

     Gumer C. Alvero                       Director and Executive
                                           Vice President - Annuities

     Timothy V. Bechtold                   Director and President

     Arthur H. Berman                      Director

     Walter S. Berman                      Vice President and Treasurer

     Richard N. Bush                       Senior Vice President - Corporate Tax

     Michelle M. Keeley                    Vice President - Investments

     Eric L. Marhoun                       General Counsel

     Brian J. McGrane                      Director, Executive Vice President
                                             and Chief Financial Officer

     Thomas W. Murphy                      Vice President - Investments

     Benji Orr                             Deputy Anti-Money Laundering
                                           Officer

     Kevin E. Palmer                       Director, Vice President and Chief
                                           Actuary

     Scott R. Plummer                      38a-1 Chief Compliance Officer

     Julie A. Ruether                      Chief Compliance Officer and
                                           Assistant Secretary

     Mark E. Schwarzmann                   Director, Chairman of the Board and
                                           Chief Executive Officer

     Heather M. Somers                     Assistant General Counsel and
                                           Assistant Secretary

     Bridget M. Sperl                      Executive Vice President - Client
                                           Service

     David K. Stewart                      Vice President and Controller


* Unless otherwise noted, the business address is 70100 Ameriprise Financial Center, Minneapolis, MN 55474.

Item 29(a)

Ameriprise Financial Services, Inc., the principal underwriters during Registrant's last fiscal year, was paid the following commissions:

                     NET
                     UNDERWRITING
NAME OF PRINCIPAL    DISCOUNTS AND    COMPENSATION     BROKERAGE
UNDERWRITER          COMMISSIONS      ON REDEMPTION    COMMISSIONS  COMPENSATION
Ameriprise Financial $7,093,004          None             None          None
Services, Inc.

Item 30. Location of Accounts and Records

                  RiverSource Life Insurance Co. of New York (previously American Centurion Life Assurance Company)
                  20 Madison Avenue Extension
                  Albany, NY  12203

Item 31. Management Services

                  Not applicable.

Item 32. Undertakings

(a) Registrant undertakes that it will file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than 16 months old for so long as payments under the variable annuity contracts may be accepted.

(b) Registrant undertakes that it will include either (1) as part of any application to purchase a contract offered by the prospectus, a space that an applicant can check to request a Statement of Additional Information, or
     (2) a post card or similar written communication affixed to or included in the prospectus that the applicant can remove to send for a Statement of Additional Information.

(c) Registrant undertakes to deliver any Statement of Additional Information and any financial statements required to be made available under this Form promptly upon written or oral request to the address or phone number listed in the prospectus.

(d) The sponsoring insurance company represents that the fees and charges deducted under the contract, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the insurance company.

                                   SIGNATURES

As required by the Securities Act of 1933 and the Investment Company Act of 1940, RiverSource Life Insurance Co. of New York (previously American Centurion Life Assurance Company) on behalf of the Registrant, has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Minneapolis, and State of Minnesota, on the 2nd day of January, 2007.

                               RIVERSOURCE OF NEW YORK VARIABLE ANNUITY
                               ACCOUNT 2 (PREVIOUSLY ACL VARIABLE ANNUITY
                               ACCOUNT 2)
                                       (Registrant)

                                    By RiverSource Life Insurance Co. of
                                       New York (previously American Centurion
                                       Life Assurance Company)
                                    --------------------------------------------
                                                     (Sponsor)

                                    By /s/  Timothy V. Bechtold*
                                      ------------------------------------------
                                            Timothy V. Bechtold
                                            President

As required by the Securities Act of 1933, this Amendment to the Registration Statement has been signed by the following persons in the capacities indicated on the 2nd day of January, 2007.

SIGNATURE                              TITLE

/s/  Gumer C. Alvero*                  Director and Senior Vice President -
-----------------------------          Annuities
     Gumer C. Alvero

/s/  Timothy V. Bechtold*              Director, President and Chief
-----------------------------          Executive Officer
     Timothy V. Bechtold

/s/  Maureen A. Buckley*               Director, Vice President, Chief Operating
-----------------------------          Officer, Consumer Affairs Officer, Claims
     Maureen A. Buckley                Officer and Anti-Money Laundering Officer

/s/  Rodney P. Burwell*                Director
-----------------------------
     Rodney P. Burwell

/s/  Robert R. Grew*                   Director
-----------------------------
     Robert R. Grew

/s/  Martin T. Griffin*                Director
-----------------------------
     Martin T. Griffin

/s/  Ronald L. Guzior*                 Director
-----------------------------
     Ronald L. Guzior

/s/  Gregory C. Johnson*               Director
-----------------------------
     Gregory C. Johnson

/s/  Jean B. Keffeler*                 Director
-----------------------------
     Jean B. Keffeler

/s/  Thomas R. McBurney*               Director
-----------------------------
     Thomas R. McBurney

/s/  Jeryl A. Millner*                 Director
-----------------------------
     Jeryl A. Millner

/s/  Thomas V. Nicolosi*               Director
-----------------------------
     Thomas V. Nicolosi

/s/  David K. Stewart**                Vice President and Controller
-----------------------------
     David K. Stewart

/s/  Michael R. Woodward*              Director
-----------------------------
     Michael R. Woodward


*  Signed pursuant to Power of Attorney dated Jan. 2, 2007, filed electronically as Exhibit 13.1 to Registrant's Initial Registration Statement on Form N-4, on or about Jan. 2, 2007, by:


By: /s/ Mary Ellyn Minenko
    -------------------------------------
        Mary Ellyn Minenko
        Assistant General Counsel

              CONTENTS OF REGISTRATION STATEMENT AMENDMENT NO. 24
                     REGISTRATION STATEMENT NO. 811-07511

This Registration Statement Amendment is comprised of the following papers and documents:

The Cover Page.

Part A.

         The prospectuses for:
             RiverSource Endeavor Select(SM) Variable Annuity
             RiverSource Innovations(SM) Select Variable Annuity
             RiverSource Innovations(SM) Variable Annuity

Part B.

         Combined Statement of Additional Information and Financial Statements for:
             RiverSource of New York Variable Account 2 (previously ACL Variable Annuity Account 2)

Part C.

         Other Information.

         The signatures.

         Exhibits